Form 20-F
period 1997-12-31
EURO TECH HOLDINGS CO LTD
filed 1998-07-15
CIK 1026662

FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1997
                           -----------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to
                               -------------    --------------
Commission file number 000-22113
                       ---------------------------------------------------------

                       EURO TECH HOLDINGS COMPANY LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                       EURO TECH HOLDINGS COMPANY LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                             British Virgin Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each                                  Name of each exchange
         class                                        on which registered

                                                      Not Applicable
-------------------------------------       ------------------------------------

                                                      Not Applicable
-------------------------------------       ------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)

                   Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                             2,068,200 shares of Common Stock
                                             -----------------------------------

                                             1,740,000 Warrants
                                             -----------------------------------

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes    X          No
             ------           ---------

      Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X               Item 18
         ------                    -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Yes               No
             ------           ---------

                                    GLOSSARY

      The following glossary of terms may be helpful in understanding the terminology used in this Annual Report.


Ambient Air:                           Atmospheric air (outdoor as opposed
                                       to indoor air).

Colorimeter:                           An analytical instrument that
                                       measures substance concentration by
                                       color intensity when the substance
                                       reacts to a chemical reagent.

Flow Injection Analyzer:               An analytical instrument with a
                                       special sampling system that uses a
                                       continuous stream of reagent(s) into
                                       which fluid samples are injected.

pH Controller:                         A process instrument that measures
                                       and controls the acidity or
                                       alkalinity of a fluid.

Reagent: A chemical substance used to cause a chemical reaction and detect another substance.

Mass Spectrometer:                     An analytical instrument that
                                       separates and identifies chemical
                                       constituents according to their
                                       mass-to-charge ratios and is used to
                                       identify organic compounds.


                                       (i)

Multi-Channel Digital
    Recorder:                          A device that measures and records
                                       more than one input of a digitized
                                       signal (signal in the form of
                                       pulses).

Multi-Channel and Analogue
    Recorder:                          A device that measures and records
                                       more than one input of a signal in
                                       multi-voltage or milliampere (e.g.
                                       temperature in degrees Centigrade or
                                       degrees Fahrenheit).

Atomic Spectrometer:                   An analytical instrument used to
                                       measure the presence of an element
                                       in a substance by testing a sample
                                       which is aspirated into a flame and
                                       atomized. The amount of light
                                       absorbed or emitted is measured. The
                                       amount of energy absorbed or emitted
                                       is proportional to the concentration
                                       of the element in the sample.

Process Analyzer:                      An analyzer that continuously
                                       samples, monitors and measures
                                       fluids or gases.

Process Turbidimeter:                  An analytical instrument that
                                       continually measures the clarity of
                                       water based on light scattering or
                                       deflection.


                                      (ii)

                                TABLE OF CONTENTS

PART I ....................................................................    1

   Item 1.   Description of Business ......................................    1
   Item 2.   Description of Property ......................................   21
   Item 3.   Legal Proceedings ............................................   22
   Item 4.   Control of Registrant ........................................   22
   Item 5.   Nature of Trading Market .....................................   23
   Item 6.   Exchange Controls and Other Limitations
             Affecting Securityholders ....................................   23
   Item 7.   Taxation .....................................................   24
   Item 8.   Selected Financial Data ......................................   25
   Item 9.   Management's Discussion and Analysis of
             Financial Condition and Results of Operations ................   26
   Item 9A.  Quantitative and Qualitative Disclosures about
             Market Risk ..................................................   38
   Item 10.  Directors and Officers of Registrant .........................   38
   Item 11.  Compensation of Directors and Officers .......................   41
   Item 12.  Options to Purchase Securities from Registrant
             or Subsidiaries ..............................................   42
   Item 13.  Interest of Management in Certain
             Transactions .................................................   43

PART II ...................................................................   48

   Item 14.  Description of Securities to be Registered ...................   48

PART III ..................................................................   49

   Item 15.  Defaults Upon Senior Securities ..............................   49
   Item 16.  Changes in Securities, Changes in Security for
             Registered Securities and Use of Proceeds ....................   49

PART IV ...................................................................   50

   Item 17.  Financial Statements .........................................   50

             Report of Independent Public Accountants .....................  F-1
             Consolidated Statements of Income For the Year Ended
                December 31, 1995, 1996 and 1997 ..........................  F-2
             Consolidated Balance Sheets as of December 31,
                1996 and 1997 .............................................  F-3
             Consolidated Statements of Changes in Shareholders'
                Equity for the Years Ended December 31, 1995,
                1996 and 1997 .............................................  F-4
             Consolidated Statements of Cash Flows for the Years Ended
                December 31, 1995, 1996 and 1997 ..........................  F-5
             Notes to the Consolidated Financial Statements ...............  F-7

   Item 18.  Financial Statements .........................................   51
   Item 19.  Financial Statements and Exhibits ............................   51


                                      (iii)

                                     PART I

Item 1. Description of Business

Introduction

      Euro Tech Holdings Company Limited (the "Company") was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation ("Far East"). The Company successfully completed a public offering (the "Public Offering") of approximately 618,200 shares of Common Stock, $.01 par value, and 690,000 Redeemable Common Stock Purchase Warrants (the "Common Stock"), from which the Company received net proceeds of approximately $1,817,000, in or about March 1997. Pursuant to and concurrently with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water. Where appropriate, references to the business of the Company refer to the business of Far East.

      The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the People's Republic of China (the "PRC"). The Company distributes products to approximately 400 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, and to sub-distributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Wallace & Tiernan Pacific Pty. Ltd. ("Wallace"), Hach Company, Inc. ("Hach"), Hioki E.E. Corp. ("Hioki") and Finnigan Corporation ("Finnigan") (now a wholly-owned subsidiary of ThermoQuest Corporation ("ThermoQuest"), which are the Company's largest suppliers, with purchases from them accounting for approximately 12%, 10%, 8% and 13%, respectively, of the Company's sales during its fiscal year ended December 31, 1996 ("Fiscal 1996") and 6%, 14%, 11% and 8%, respectively, of the Company's sales during its fiscal year ended December 31, 1997 ("Fiscal 1997").

      The Company distributes products through its Hong Kong headquarters, its regional sales offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang, and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macao.

      The Company believes that the continuing growth of industrial activity in particular, and overall business activity in general, in the PRC over the last five years has produced a strong and increasing demand for its products in the PRC. The Company further believes that in the near future the need and demand for the products it distributes will grow as a result of increased regulations governing the environment and industrial pollution output, projected growing demands of the PRC's population for clean water and a healthier and safer environment, and the potential for the contamination or depletion of existing clean fresh water sources.

      In or about March 1997, the Company began its Public Offering and thereby sold 618,200 shares of Common Stock at $5.00 per share and 690,000 Warrants at a purchase price of $.15 per share, each entitling the holder thereof to purchase one share of Common Stock at $5.50 (the "Exercise Price"), subject to adjustment, commencing in or about March 1998, for aggregate net proceeds of approximately $1,817,000. At December 31, 1997, no Warrants had been exercised.

      The Company used a portion of the net proceeds of the Public Offering to
(a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment, and (b) to expand its product assembly operations to other products of the kind now distributed by the Company, either pursuant to an agreement to be entered into with a PRC-based entity, such as the Shanghai Thermometric Instrument Plant (hereafter, "STIP"), or for the acquisition of a manufacturing plant, and (c) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC. The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remained only a distributor of such products. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may realize higher revenues and net income. In the event the Company is unable to complete a definitive agreement with STIP, it intends to continue to seek assembly-process assistance through partnerships or joint ventures with or the acquisition of other PRC-based entities.

      The Company has engaged a business consultant to assist with identifying manufacturing plants and engineering companies which would make suitable acquisition targets. The Company contemplates, but as to which no assurance can be made, that such entities, if acquired, would assist in the assembly of its products and offer customer turnkey projects and solutions.

      During the Company's Fiscal 1996 and Fiscal 1997, the Company had sales of approximately $13,758,000 and $12,510,000, respectively, and net income of approximately $469,000 and $438,000, respectively.

Background

      The Company presently has three subsidiaries, all of which are wholly-owned.

      The Company's wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

      Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company (Eurotherm Ltd.) to market and distribute Eurotherm Ltd.'s industrial control equipment in Hong Kong and Southeast Asia. Far East expanded its activities into PRC in 1973. In the early 1980's, Far East began the distribution of high-tech equipment manufactured in the United States, Europe and Japan into PRC, in addition to its distribution activities on behalf of its parent. In 1988, the activities of the parent and Far East were separated into Eurotherm International ("EuroTherm ") and Far East. By 1994, all of the capital stock of Far East had been purchased by its management and Far East changed its name from Eurotherm (Far East) Ltd. to its current name. See "Interest of Management in Certain Transactions."

      Another subsidiary of the Company is Euro Tech Trading (Shanghai) Limited ("Trading"). The core business of trading is similar to that of Far East. The Company also has an inactive subsidiary, Euro Tech (China) Limited ("Limited").

Products, Services and Customers

      Laboratory instruments, analyzers and test kits are used to analyze the chemical content and ascertain the level of impurities or other contaminants in water. The Company distributes analytical re-agents and chemicals to support testing systems of laboratory and portable instruments, process analyzers and portable test kits and assist in the analysis process. The Company offers a wide variety of test kits to test water quality. The Company believes that these portable test kits are easy to use and preadapted for rugged field use. These test kits are used to monitor drinking water distribution systems.

      Laboratory and portable instruments generally consist of analytical instruments including but not limited to the following: spectrophometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See "Glossary."

      The Company also distributes continuous-reading process analyzers, process turbidimeters, pH controllers and analyzer accessories. These products are generally used to monitor and control drinking water quality to ensure that water treatment procedures comply with regulatory standards. See "Glossary."

      Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments and general purpose laboratory instruments. Analytical instruments include, but are not limited to, mass spectrometers, flow injector analyzers and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See "Glossary."

      Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to approximately twelve bottling plants of a well known United States softdrink producer, which are located in the PRC; field use water quality test kits to the People's Liberation Army (the PRC armed forces), water quality monitoring instruments to a well known United States fast food franchisor's restaurants located in Hong Kong and the PRC, and to a well known United States beer producer's bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler accounts for less than one percent of the Company's sales and the People's Liberation Army accounts for approximately one percent of the Company's sales.

      Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong's Victoria Harbor, approximately ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), and the Beijing Environmental Monitoring Centre. The Company is also one of two distributors supplying continuous water monitoring systems to Beijing's Hydrology Station.

      The Company derived approximately 49.6% and 48.5% of its sales from the sale of Scientific Instruments during Fiscal 1996 and Fiscal 1997, respectively.

      Process Control and Engineering Products. The Company provides process control systems specifically designed for the industrial needs of clients including sensors, temperature gauges, pressure gauges, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, moisture, power, energy and harmonic analyzers. Chlorination disinfection systems are also distributed by Far East in conjunction with water treatment, sewage discharge and swimming pool water treatment. Customers for the foregoing distributed products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants and instrument manufacturers. For example, the Company distributes chlorination disinfection systems to Hong Kong's new Chek Lap Kok airport and its environs.

      The Company derived approximately 33.0% and 28.4% of its sales from the sale of Process Control and Engineering Products during Fiscal 1996 and Fiscal 1997, respectively.

      Other Products. The Company distributes general testing and telecommunications testing equipment to industries, utilities, educational institutions and telecommunications companies. The Company also distributes multi-channel digital and analogue recorders and similar products. Customers for telecommunications products include government departments and telephone companies and utilities.

      The Company derived approximately 10.6% and 14.8% of its sales from the sale of these Other Products during Fiscal 1996 and Fiscal 1997, respectively. The increased percentage of the Company's sales of Other Products during Fiscal 1997 in comparison to its sales during Fiscal 1996 is due to increased demand from utilities, i.e., power generation plant and water plant.

      Special Projects and Technical Support. In conjunction with the distribution of computer hardware and software, the Company provides computer programming hardware and software to government agencies, industrial plants and beverage producers.

      The Company's technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers.

      The Company derived approximately 6.8% and 8.4% of its sales from Special Projects and Technical Support Operations during Fiscal 1996 and Fiscal 1997, respectively.

      Customers. At the end of Fiscal 1996 and Fiscal 1997, the Company had approximately 400 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 1996 and Fiscal 1997, no single customer accounted for more than 5% of the Company's sales and the Company does not believe that any single customer or sub-distributor is material to its operations.

      Other Distribution Lines. The Company has previously established subsidiaries to distribute products not directly related to its core business of distributing water and waste-water-related products, but is currently consolidating its operations to focus more on this core business and is spinning off its subsidiaries which are not compatible with its core business. During Fiscal 1996, the Company streamlined its operations by selling three of its subsidiaries, Euro Electron (Far East) Ltd. ("Euro Electron"), Action Instruments (China) Ltd. ("Action") and Armtison Limited ("Armiston"), and focused its efforts on its core product lines. See "Certain Transactions with Affiliates."

      Euro Electron had been established to distribute telecommunication products. However, the Company had difficulty entering the distribution market for these products, as the Company discovered that manufacturers of telecommunication products generally distributed their products directly to end users without using distributors, and that technical expertise with telecommunication products was also found to be necessary for entering this market. The Company believes that due to this difficulty in entering the target market, Euro Electron never progressed past a start-up stage.

      Action was an industrial computer distributor. During Fiscal 1994, Action lost its principal source manufacturer when such manufacturer sold its industrial computer production line to another supplier, while another major manufacturer of industrial computers established its own distribution operation in Hong Kong and the PRC. The third subsidiary sold off by the Company was Armtison, which was a holding company for Euro Electron and Action.

      The Company has also from time to time been involved with other businesses not related to its core business, including investing in real estate. The Company currently owns real property in Hong Kong which it intends to sell. Although the Company is presently discontinuing or disposing of operations not related to its core business, in the future, the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate. See "Property."

Sources of Supply

      The Company has exclusivity agreements covering specific geographic areas with many of its suppliers for certain products. Such agreements do not encompass all products distributed by the Company and all market areas served by the Company. The Company's agreement with Finnigan for most products does not include the PRC and similarly, the Company's agreement with Wallace is limited to Hong Kong. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company also has exclusive distribution agreements with Euroglas, B.V. for certain of that manufacturer's products in Hong Kong and the PRC.

      The Company distributes products manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's primary suppliers, with purchases from them accounting for approximately 12%, 10% 8% and 13%, respectively, of the Company's sales during Fiscal 1996 and 6%, 14%, 11% and 8%, respectively, of the Company's sales during Fiscal 1997. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and Finnigan. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company's agreement with Finnigan for most products does not include the PRC, while the Company's agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao. The Company's agreement with Wallace is terminable by either party on thirty days notice prior to its annual renewal date. The Company's agreement with Finnigan is terminable on ninety days notice by either party. The Company's agreement with Hach expires in May 2000, unless renewed. Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

      Management of the Company used the proceeds of the Public Offering to pursue expansion of its operations through the addition of three new regional sales offices in Chongqing, Xian and Shenyang which expansion was also aided by internal growth. These new sales offices are leased from third parties not affiliated with the Company. See "Property." Other than the potential acquisition of certain manufacturing plants and engineering companies in connection with its proposed product - assembly operation, the Company has no other plans for expansion. In addition, although the Company has recently disposed of certain subsidiaries in transactions with affiliates and disposed of certain realty held for investment purposes, in an effort to streamline its structure and concentrate on its core business, in the future the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate.

Regulatory Environment

      Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC has experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC's primary environmental protection agency is the National Environmental Protection Agency (NEPA), under which there are Environment Protection Bureaus in each city and county. According to the Company, under bureau management, there are two environment monitoring systems: one system consists of over 2,000 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 1,000 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. According to the Company, NEPA has recently identified 3,000 enterprises as new major pollution sources and the number of monitoring stations for industrial firms is anticipated to increase to 9,000 in the next five years, according to government estimates. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. Despite this anticipated growth in monitoring stations, there can be no assurance that the agencies will continue to use the Company's products for these purposes, that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See "Competition."

Competition

      The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moveover, the Company has begun to implement plans to assemble products of the kind that it presently distributes. Should an assembly operation be developed to the stage where products are presented to the market, the Company may be in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company's ability or such competitor's willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company's core business.

      In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign-manufactured and higher-priced than products manufactured in the PRC. As a result, the Company reduced its sales prices to remain competitive, with a corresponding negative impact upon profit margins. During Fiscal 1995, Fiscal 1996 and Fiscal 1997, the Company's profit margins were approximately 22.2%, 22.7% and 24.9%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company's more extensive distribution network and an established reputation. The Company disposed of one subsidiary when it determined it could not successfully compete directly with a manufacturer which established its own PRC distribution network for the same type of products.

Proposed Product Assembly Operations

      The Company has reached a preliminary agreement with STIP pursuant to which STIP will provide space and technical expertise to the Company for assembly of certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The Company has also engaged a business consultant to look for suitable manufacturing plant targets for acquisition. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors. STIP has been manufacturing temperature sensors and measuring instruments and controllers for twenty years, has over 150 employees and has a 16,000 square meter facility of which the Company intends to lease a portion. However, the Company is not a party to any lease agreement and there is no assurance that it will become such a party or will be able to enforce its right to use this facility.

      It is anticipated that either STIP or the newly acquired manufacturing plant will provide the Company with leased space for the Company to assemble, warehouse and distribute its products from and provide the Company with technical and non-technical employees. It is anticipated that the Company's sole obligation to STIP will be to make lease payments for the portion of the facility it uses and to pay the salaries of the STIP employees it uses. There is no assurance, however, that the preliminary agreement with STIP will continue to remain in effect, or that in the event of cancellation, suspension or unavailability of the foregoing facilities, that the Company would be able to make other satisfactory arrangements or continue its assembly operations without interruption or diminution.

Sales and Marketing

      The Company distributes products through its principal office located in Hong Kong and its regional PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Company has a marketing and sales force of 30 people who are paid a salary plus commission based on sales. The Company's offices also coordinate the sales efforts of approximately twelve other companies located in the PRC which act as sub-distributors. These sub-distributors are paid a commission on sales they generated, and are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the twelve sub-distributors accounted for less than two percent of the Company's sales during Fiscal 1996 and Fiscal 1997.

Employees

      The Company has approximately 60 full-time employees, including a marketing and sales staff of 30, an administrative staff of 19 and a technical support staff of eleven.

      The Company's management consists of its officers and directors.

      The Company is not subject to any collective bargaining agreement and believes that its relationship with its employees are good.

Risk Factors

      Hong Kong; Transfer of Sovereignty. The Company's executive and principal offices are located in Hong Kong, a Special Administrative Region of China (an "SAR"; Hong Kong is sometimes herein referred to as the "Hong Kong SAR"). As of July 1, 1997, sovereignty over Hong Kong was transferred from Great Britain to the PRC.

      As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration") and the Basic Law of the Hong Kong SAR of China (the "Basic Law"), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. The Company's results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See "Risk Factors -- Recent Currency Exchange Rate and Economic Instability." There can be no assurance, however, that these past or any prospective future changes in political or other conditions will not result in such adverse impact or other material adverse effect upon the Company or Far East.

      Recent Currency Exchange Rate and Economic Instability. Most economies in the Far East are suffering from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight from financial institutions.

      On June 22, 1998, the Hong Kong Chief Executive announced an immediate freeze on new government land sales through March 31, 1999 in an attempt to stabilize property prices which have on average fallen more than 40% from their 1997 peak, and ease tightening credit. Financial institutions could face additional pressure from possible defaults on loans made for property. Company stock valuations have also dropped sharply in late 1997 and 1998, as the main Hong Kong stock index (the Hang Seng) has fallen to less than half its 1997 peak. There can be no assurance that these problems will not abate or worsen or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

      Risks Relating to the PRC; Uncertain Economy; Internal Politics; Uncertain Legal System and Application of Laws; No Assurance of Government Approvals; Government Control of Currency and Exchange Rate Risks; and Recent Turbulent Relations with United States. A substantial portion of the Company's revenues are derived from activities located in the PRC. Additionally, the Company intends to produce water related testing, monitoring and treatment equipment in the PRC. As a consequence, the Company's results of operations and financial condition may be influenced, and potentially, materially adversely affected, by the economic, political, legal and social conditions in the PRC.

      Economic, Internal Political and Other Risks. The economy in the PRC differs from many other countries' economies in terms of its structure, degree of government planning and control, its level of development, growth rate, rate of capital reinvestment, allocation of resources, inflation rate and balance of payments position. The PRC government's economic philosophy is based upon a "planned" economy model as opposed to a "free enterprise" or "capitalist" model with moderate government regulation which is the typical model in most developed, Western nations. For more than forty years, the PRC economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, "State Plans") adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. Although the majority of productive assets in the PRC are still government owned, since approximately the early 1980s the Chinese government has implemented certain policies that emphasize decentralization of decision-making power and responsibility with respect to matters such as allocation of funds and the regionalization of economic development, reduce the role of government planning and permit some utilization of market forces in the development of its economy. Such economic reform measures or other policies may be inconsistent, ineffectual, or discontinued at any time with or without notice, and the Company may not be able to benefit from any or all such reforms or policies. Further, there can be no assurance that the PRC will continue to pursue such policies, that such policies will be successful or beneficial to the Company if pursued, that such policies will not be significantly altered from time to time, or discontinued at any time with or without notice, or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investments made and markets developed in that country. In addition, the success of the Company's activities in the PRC depends on the Company's continued ability to overcome circumstances specifically affecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment.

      During much of the past two decades, the Chinese government under its current leadership has been reforming, and is expected to continue to reform, the PRC's economic and political systems in the direction of a more "free market" economic model, and has permitted greater provincial and local economic autonomy and private economic activity. Many of the reforms are unprecedented for the PRC and in all likelihood will be refined and implemented over time. Other political, economic and social factors can also lead to further readjustment of the reform measures. This refinement and readjustment process may not always have a positive effect on the Company in the PRC. The Company's results at times may also be adversely affected by changes in political, economic and social conditions in the PRC (including sudden and unexpected changes in leadership resulting from factors including death or revolution) and by changes in government policies such as changes in laws and regulations (or the interpretation thereof), the introduction of additional measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion and remittances abroad and reduction in tariff protection and other import restrictions. Sudden changes in such conditions, including any decision to abandon the economic reform program of recent years and return to the more centrally-planned economy that existed prior thereto, could materially adversely affect economic conditions in the PRC and the operations of the Company. Although historically there have been periods of political instability, such as during the "Cultural Revolution," and certain of the reform measures have from time to time been readjusted, because of the broad support for the reform process and because the economic system in the PRC has already undergone extensive changes as a result of the success of such reforms, the Company believes, although no assurance can be made, that the basic principles underlying the reforms will continue to provide an acceptable framework for the PRC's political and economic systems.

      Although the PRC's economy has experienced significant growth in recent years, that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely affect political or social stability. Also, the PRC recently has been experiencing substantial rates of inflation, although inflation has declined in the most recent years. For example, according to public reports, consumer prices reportedly were 2.8% greater in 1997 than in 1996. The PRC government has implemented various measures from time to time to control inflation and to regulate economic expansion with a view to preventing overheating of the economy including credit restrictions and reduction in growth of the money supply. The PRC government's measures to restrain inflation have had a significant adverse impact on the Company in the past and more measures in this regard or other actions by the PRC government could materially and adversely affect the Company, its business and results of operations. See "Risk Factors -- Competition; Adverse Impact upon Company of PRC's Credit Restrictions." However, the PRC economy may be adversely affected by general economic problems presently affecting most of the Far East. Most economies in the Far East are suffering from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight on financial institutions. These problems may materially adversely affect political and economic conditions in Hong Kong and the PRC. There can be no assurance that such problems will not abate or worsen, or continue for a protracted period, or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

      Uncertain Legal System and Application of Laws. The legislative trend in the PRC over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance, however, that legislation directed towards promoting foreign investment and experimentation will continue. In addition, as the PRC economy, business and commercial framework and legal system all continue to develop, changes to existing laws, the creation of new laws and the preemption of local regulations by national laws may adversely affect the Company's activities in the PRC or the ability of the Company to enter into Sino-foreign agreements. For example, the PRC's State Economic and Trade Commission is reportedly considering regulations that may restrict the ability of foreigners to enter certain industries.

      The PRC legal system is a civil law system which is based on written statutes and in which decided legal cases have little precedential value with regards to interpretations of the law and resolution of questions of law. Although since January 1, 1994, the PRC government has introduced new laws and regulations to modernize its systems, the PRC does not yet possess a comprehensive body of business law or a consolidated body of laws governing foreign investment enterprises. As a result, the enforcement, interpretation and implementation of existing laws, regulations or agreements may be sporadic, inconsistent and subject to considerable discretion. The PRC's judiciary is relatively inexperienced in enforcing laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As the legal system develops, entities such as the Company may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. Even when adequate law exists in the PRC, it may not be possible to obtain speedy and equitable enforcement of the law.

      No Assurance of Government Approvals. Consummation by the Company of any agreement with a Chinese entity will be subject to certain PRC government approvals. The approval process typically requires submission of applications, asset appraisals and feasibility studies to municipal, provincial and/or central government agencies and the Company estimates that obtaining necessary approvals may take at least three to five months after execution of final documentation for any such agreement. Although the Company has not been denied any such approvals in the past, there can be no assurance that the Company will be able to obtain such approvals or that it will find a suitable entity to enter into an agreement with.

      Government Control of Currency and Exchange Rate Risks. The present practice of the Company regarding contracts for deliveries in the PRC is to have the contract sums denominated and payable in Hong Kong dollars, U.S. dollars or the British pound sterling. In some instances, the Company may allow clients to pay certain low value contracts in Renminbi ("Rmb"), the currency of the PRC, as the Company needs to pay some of its costs in Rmb such as its day-to-day overhead expenses for its offices in China. With this method, the Company believes that currency risks have been minimized and the Company does not consider any hedging activities for the purpose of minimizing its exposure to currency fluctuation risk to be necessary.

      The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People's Bank of China ("PBOC") Concerning Further Reform of the Foreign Currency Control System, the conversion of Rmb into Hong Kong and United States Dollars must be based on rates set by the PBOC, which rates are set daily based on the previous day's Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets.

      During the last five years, the value of the Rmb generally has experienced a gradual but significant devaluation against most major currencies. For example, the official Rmb to U.S. dollar exchange rate declined from Rmb3.73 to US$1.00 at the beginning of 1989 to Rmb5.81 to US$1.00 at the end of 1993. In 1993, there was significant volatility in the swap rate of Rmb to U.S. dollars, and there was a significant devaluation in the exchange rate on January 1, 1994, to Rmb8.70 to U.S.$1.00, in connection with the abolition of the official exchange rate and implementation of the new managed floating rate foreign exchange system. Although the Rmb to U.S. dollar exchange rate has generally been stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the Rmb, there can be no assurance that exchange rates will not again become volatile or that the Rmb will not devalue further against the U.S. dollar or Hong Kong dollar. Exchange rate fluctuations may adversely affect the Company because of foreign currency denominated liabilities, and may materially adversely affect the value, translated into U.S. dollars, of the Company's net fixed assets situated and to be situated in the PRC, earnings and dividends.

      Recent Turbulent Relations with the United States. The United States has from time to time considered revocation of the PRC's Most Favored Nation ("MFN") trade status, which provides China with the trading privileges available generally to trading partners of the United States, the United States and the PRC have recently been involved in controversy over the protection in the PRC of intellectual property rights that threatened a trade war between the countries. The United States annually reconsiders the renewal of the PRC's MFN status. However, there can be no assurance that the United States will not revoke or refuse to extend the PRC's MFN status in the future.

      Recently Disposed Unsuccessful Subsidiaries; Risks of Investing in Hong Kong Realty. The Company recently disposed of several unsuccessful subsidiaries which had sustained losses. One such subsidiary had been established to distributed telecommunications products but encountered intense competition from the manufacturers of telecommunications products who engaged in direct distribution to end users. Such subsidiary failed to develop the expertise necessary to distribute telecommunications products. Another subsidiary, established to distribute industrial computers, lost its principal vendor when the vendor sold its industrial computer product line. The Company presently has only three subsidiaries, of which two have active operations consisting of the Company's core business, and the third of which is inactive.

      The Company has from time to time invested in real estate in Hong Kong. Although the Company has derived past profits from some of its investments in Hong Kong real estate, there can be no assurance that the Company will ever derive a profit from any future investments in Hong Kong realty. As a result of the recent transfer of sovereignty over Hong Kong from the United Kingdom to China, any investment in Hong Kong realty will be subject to the risks arising from that transfer, including but not limited to the possible appropriation of realty by the Chinese government. In addition, the Government of Hong Kong announced on June 22, 1998 a unilateral freeze on public land sales and dispositions of property through March 31, 1999 in order to stabilize Hong Kong property values which had declined on average more than 40% from their peak in 1997. See " Risk Factors -- Hong Kong; Transfer of Sovereignty," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." In the future, the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current product lines and it may make future investments in Hong Kong real estate. In the event that the Company establishes such subsidiaries or divisions in the future, there can be no assurance that they will not sustain losses or ever become profitable. See "Subsidiaries."

      Dependence upon Management. The Company will be dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company's Board of Directors and its Chief Executive Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. Although the Company is the beneficiary of a "Key Person" life insurance policy in the amount of $1,000,000 on the life of Mr. Leung, there can be no assurance that such coverage will be sufficient to compensate the Company for the loss of the services of Mr. Leung. See "Management."

      Competition; Adverse Impact upon Company of PRC's Credit Restrictions. The Company faces competition from other distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and the PRC. In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign manufactured and higher priced than Chinese manufactured products. As a result, the Company reduced its sales prices and therefore, its profit margins to remain competitive. The Company believes that it competes with PRC manufacturers on the basis of quality and technology, with the Company offering products of foreign manufacturers which are of higher quality and use more advanced technology. The Company believes that it competes with the foreign manufacturers and the distributors of their products on the basis of the Company's more extensive distribution network and an established reputation. However, the Company disposed of one of its subsidiaries as a result of direct competition from a manufacturer which established its own distribution network in the PRC to distribute the type of products distributed by the subsidiary. There can be no assurance that the Company will be able to compete effectively with its competitors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

      Competition with Vendors. As the Company plans to assemble products of the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See "Business."

      Dependence on Vendors; Lack of Long Term Agreements. The Company distributes supplies manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's largest suppliers, with purchases from them accounting for approximately 12%, 10%, 8% and 13%, respectively, of the Company's sales during Fiscal 1996 and 6%, 14%, 11% and 8%, respectively, of the Company's sales during Fiscal 1997. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao, its agreements with each of Wallace and ThermoQuest (the new parent of Finnigan) are terminable on thirty days notice by either party prior to the renewal date and the agreement with Hach expires in May 2000, unless renewed . Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on the Company's operations due to the Company's dependence on these vendors. See "Business."

      Control by T.C. Leung; Potential Conflict of Interests. T.C. Leung, the Company's Chairman of the Board and Chief Executive Officer, beneficially owns approximately 68% of the Company's issued and outstanding shares of Common Stock which as a practical matter enables him to nominate and cause the election of all the members of the Company's Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can, as a practical matter, have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See "Principal Shareholders."

      Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders Not as Extensive as in United States Corporations; Uncertainty of Enforcing United States Judgments. The Company's corporate affairs are governed by its Memorandum of Association, Articles of Association and the corporate law of the British Virgin Islands ("BVI"). Principles of law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company's shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States. The rights of shareholders under British Virgin Islands law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and action by controlling shareholders which are obviously unreasonable may be declared null and void. The BVI law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. The shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the Company's Board of Directors, and may have more limited rights, than they might have as shareholders of a company incorporated in many United States jurisdictions.

      BVI law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively (i.e., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated) in cases where (i) the directors commit an act which is illegal or ultra vires; (ii) there is interference with the personal rights of a shareholder, or (iii) fraud is committed on the shareholder. However, there is some uncertainty whether BVI courts would enforce judgments of the courts of the United States and of other foreign jurisdictions, or enforce actions brought in the BVI which are based upon the securities laws of the United States. A final monetary judgment obtained in the United States will be treated as a cause of action in itself by the BVI courts so that no retrial of the issues would be necessary, provided that: (a) such court had subject matter jurisdiction and the judgment debtor either consented to such jurisdiction or was resident or carrying on business within the BVI and was duly served with process; (b) such judgment was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the Court; (d) recognition or enforcement of the judgment by BVI courts was not contrary to public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to the rules of natural justice. See "Description of Securities."

      As all but one of the Company's officers and all but one of its directors reside outside of the United States, service of process upon the Company and such persons may be difficult to effect in the United States upon all such directors and officers. Furthermore, all of the Company's assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States' courts arising out of or based on the ownership of the securities offered hereby, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See " -- Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in United States Corporations; Uncertainty of Enforcing United States Judgments" and "Enforcement of Civil Liabilities."

      Forward Looking Statements. This annual report contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Commission or otherwise. Such forward looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Prospectus, including those contained in the sections entitled "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in the notes to the Company's Financial Statements, describe factors, among others, that could contribute to or cause such differences.

Item 2. Description of Property

Facilities

      The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a lease expiring in May 1999 for monthly rental payments of approximately $13,700. The warehouse storage space is used to hold products for distribution to its customers via common carriers.

      In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and as of December 31, 1997, had an outstanding mortgage of approximately $388,000 in principal, bearing interest at Hong Kong's prime rate plus 1.75%, which mortgage repayable in eighty-four monthly installments through approximately November 2002. In April 1997, the Company leased out the property at a monthly rental of approximately $2,200.

      The Company also maintains regional sales offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing sales office is situated on property purchased in November 1994. The Shanghai sales office is situated on property purchased in August 1995. The Guangzhou sales office is rented pursuant to a lease expiring in March 1999 for approximately $650 per month. The Chongqing sales office is rented pursuant to a lease expiring in January 1999 for approximately $300 per month. The Xian sales office is rented pursuant to a lease expiring in November 1999 for approximately $360 per month. The Shenyang office is rented pursuant to a lease expiring in December 1998 for approximately $280 per month. The Company's office in Shanghai is rented pursuant to a lease expiring in April 1999 for approximately $330 per month.

      The Company's registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (809) 494-5296.

Realty Investments

      The Company has in the past made investments in Hong Kong realty and realty located elsewhere. This sector of the business is currently being deemphasized, but there can be no assurance that the Company in the future will not make occasional or significant investments in real estate in its ordinary course of business or for investment purposes. See "Risk Factors -- Recently Disposed Unsuccessful Subsidiaries; Risks of Investing in Hong Kong Realty."

Item 3. Legal Proceedings

      The Company is not a party to any material legal proceedings.

Item 4. Control of Registrant

      The following table sets forth, as of March 31, 1998, certain information concerning beneficial ownership of shares of Common Stock with respect to (i) each person known to the Company to own 10% or more of the outstanding shares of Common Stock, and (ii) all officers and directors of the Company as a group:

                                                  Amount and   Approximate
                                                  Nature of    Percentage
                                                  Beneficial   of Common
                                                  Ownership    Stock Owned(4)
                                                  ---------    --------------

T.C. Leung(1)(2).............................      1,400,000          68%

Pearl Venture Ltd.(1)(2).....................      1,400,000          68%

Regent Earning Ltd.(1).......................      1,027,600          50%

All Executive Officers
and Directors of the
Company as a group
(5 persons)(2)(3)............................      1,400,000          68%

----------

      (1) The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. ("Pearl") is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands. The address for Regent Earning Ltd. ("Regent") is Chong Kin Commercial Building, 596 Nathan Road, Room 902, Mong Kok, Kowloon, Hong Kong.

      (2) Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those shares of the Company's Common Stock owned of record by Regent, of which Pearl is the majority shareholder. See "Certain Transactions."

Item 5. Nature of Trading Market

      The Company has two classes of securities presently registered: Common Stock and Warrants. These securities are presently traded on the NASDAQ SmallCap Market under the trading symbols "CLWTF" and "CLWWF," respectively, and have so traded since the Company's Public Offering in March 1997.

      As of June 11, 1998, the Common Stock was last traded at $5.00 and the Warrants were last traded at approximately $1.44. The high and low bid and ask price quotations for the Common Stock securities in every calendar quarter of trading since the Public Offering are as follows:

                                                                   Close   Close
                                           High    Low     Last    Bid     Ask
--------------------------------------------------------------------------------

Quarter Ended March 31, 1997 ...........   7 3/4   6 3/8   6 7/8   6 7/8   7 1/4
Quarter Ended June 30, 1997 ............   9 1/2   5 1/4   7 3/4   7       7 3/4
Quarter Ended September 30, 1997 .......   8 1/2   6 1/4   7 1/4   7 1/4   8 1/4
Quarter Ended December 31, 1997 ........   8 7/8   4       6       6       6 3/8
Quarter Ended March 31, 1998 ...........   7       4 1/8   5 1/2   5 1/2   5 7/8

      The Common Stock was held by approximately 26 holders of record, of which 23 were located or resident in the United States, as of June 17, 1998. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Common Stock.

      The high and low bid and ask price quotations for the Common Stock securities in every calendar quarter of trading are as follows since the Public
Offering:

                                                                   Close   Close
                                           High    Low     Last    Bid     Ask
--------------------------------------------------------------------------------

Quarter Ended March 31, 1997 .........   2 1/2   1 1/2    2 1/2   1 7/8   2 1/2
Quarter Ended June 30, 1997 ..........   3       1 7/8    1 5/8   1 5/8   2 3/16
Quarter Ended September 30, 1997 .....   3 5/8   2 1/32   2 1/2   2       2 1/2
Quarter Ended December 31, 1997 ......   4        2       2 1/4   1 5/8   2 3/8
Quarter Ended March 31, 1998 .........   2 1/2   1 3/8    1 5/8   1 3/8   1 5/8

      The Warrants were held by approximately 15 holders of record, of which eight (8) were located or resident in the United States, as of June 17, 1998.

Item 6. Exchange Controls and Other Limitations Affecting Securityholders

      There are no exchange control restrictions on payment of dividends on the Company's Common Stock or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities. British Virgin Islands laws and the Company's Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company's securities or vote the Company's Common Stock. Under BVI law, dividends may only be declared and paid by an International Business Company (which the Company is classified as under BVI law) out of surplus, such that after payment of dividends such company must be able to satisfy its liabilities as they become due in the ordinary course of business and the realizable value of the assets of such company must not be less than the sum of its liabilities (other than deferred taxes and capital). There are no other BVI restrictions regarding dividends. However, the PRC has established a unified exchange rate system and system of exchange controls to which the Company is subject. See "Risk Factors - Risks Relating to the PRC; Uncertain Economy; Internal Politics; Uncertain Legal System and Application of Laws; No Assurance of Government Approvals; Government Control of Currency and Exchange Rate Risks; and Recent Turbulent Relations with United States - Government Control of Currency and Exchange Rate Risks."

Item 7. Taxation

      The Company is exempt from taxation in the British Virgin Islands.

      The Company's two subsidiaries organized in Hong Kong Far East and Limited, pay the Hong Kong profits tax at a rate of 16.5% on their income for financial reporting purposes, after adjustments for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

      The Company's third subsidiary, Euro Tech Trading (Shanghai) Limited ("Trading"), is fully exempt from the PRC state unified income tax pursuant to the tax laws applicable to foreign investment enterprises in the PRC. This unified income tax is levied at a rate of 33%. Trading was fully exempt from the unified income tax for its first operating year of 1997, and will enjoy a 50% reduction in the regular levied unified income tax for each of Fiscal 1998 and Fiscal 1999, with liability for the full tax rate beginning on January 1, 2000.

Item 8. Selected Financial Data

                         SELECTED FINANCIAL INFORMATION
                     (Amounts expressed in thousands, except
              share and per share data and unless otherwise stated)

      The selected income statement data for years ended December 31, 1995, 1996, and 1997 and the selected balance sheet data as of December 31, 1996 and 1997 set forth below are derived from audited financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The selected income statement data for the years ended December 31, 1993 and 1994 and the selected balance sheet data as of December 31, 1993, 1994 and 1995 set forth below are derived from audited financial statements of Euro Tech (Far East) Limited which are not included therein.

                                                  As of December 31,
                                       -----------------------------------------
                                        1993     1994     1995    1996     1997
                                        ----     ----     ----    ----     ----
                                       US$(1)   US$(1)   US$(1)   US$       US$

Balance Sheet Data:

 Cash and cash equivalents               483      440      597    1,400    2,539

 Working capital (2)                   1,197      937      631    1,307    3,292

 Total assets                          5,922    6,782    7,717    8,278    8,084

 Short-term debt (3)                     806    1,007      831    1,201       75

 Long-term bank loans                    328      430      905      586      329

 Shareholders' equity                  2,214    2,275    2,289    2,734    4,972

                                      For the year ended December 31,
                            ----------------------------------------------------
                             1993       1994       1995       1996       1997
                             ----       ----       ----       ----       ----
                            US$(1)     US$(1)       US$        US$        US$
Income Statement
 Data:

Net sales ................   13,614     13,374     13,667     13,758     12,510

Cost of goods sold .......  (10,256)   (10,459)   (10,633)   (10,633)    (9,399)
                            -------    -------    -------    -------    -------

Gross profit .............    3,358      2,915      3,034      3,125      3,111

Selling and
 administrative
 expenses ................   (2,494)    (2,610)    (2,773)    (2,703)    (2,812)
                            -------    -------    -------    -------    -------

Operating income .........      864        305        261        422        299

                                      For the year ended December 31,
                            ----------------------------------------------------
                             1993       1994       1995       1996       1997
                             ----       ----       ----       ----       ----
                            US$(1)     US$(1)       US$        US$        US$

Income Statement
 Data:

Interest (expenses)
 income, net .............      (29)       (64)      (113)       (98)        18

Other income, net ........       87        373        153        242        183
                            -------    -------    -------    -------    -------

Income before
 taxes ...................      922        614        301        566        500

Income taxes .............     (143)       (55)        (9)       (97)      (62)
                            -------    -------    -------    -------    -------

Net income from
 continuing
 operations ..............      779        559        292        469        438

Discontinued
 operations Income
 (loss) of subsidiary
 companies sold in
 1996 ....................        2       (189)      (213)        --         --
                            -------    -------    -------    -------    -------

Net income ...............      781        370         79        469        438
                            =======    =======    =======    =======    =======

Income from continuing
 operations per
 common share ............                           0.20       0.32       0.23

Loss from
 discontinued
 operations per
 common share ............                          (0.15)        --         --

Net income
 per common share ........                           0.05       0.32       0.23

Weighted
 average number of
 common share
 outstanding .............                      1,450,000  1,450,000  1,888,000

----------

(1) Translation solely for convenience of the readers at the exchange rate of HK$7.74-US$1.
(2) Current assets minus current liabilities.
(3) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Political and Economic Conditions in Hong Kong and the People's Republic of
China

      The Company's operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. In Fiscal 1997 approximately 69% and 30% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During Fiscal 1996 approximately 60% and 39% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. Sales to customers situated in Macao and elsewhere in both years were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

      Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See "Risk Factors." In addition, on June 22, 1998, the Hong Kong Chief Executive announced an immediate freeze on new government land sales through March 31, 1999 in an attempt to stabilize property prices which have on average fallen more than 40% from their 1997 peak, and ease tightening credit. Financial institutions could face additional pressure from possible defaults on loans made for property. Company stock valuations have also dropped sharply in late 1997 and 1998, as the main Hong Kong stock index (the Hang Seng) has fallen to less than half its 1997 peak. There can be no assurance that these problems will not abate or worsen or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

      PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC's economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, "State Plans") adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC's national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. See "Risk Factors."

Overview

      The Company was organized under the laws of the British Virgin Islands on September 30, 1996. As of December 31, 1996, the Company had issued and outstanding 150,000 shares of Common Stock, of which 100,000 shares of Common Stock, or 66.7% of the Company, was owned by Sidford International Limited and 50,000 shares, or 33.3%, by Gusrae, Kaplan & Bruno. Sidford International Limited ("Sidford") is a business consultant for Far East, which now is a subsidiary of the Company. Gusrae, Kaplan & Bruno is the United States counsel of the Company. In January 1997, the Company repurchased 100,000 common shares from Sidford for $1,000, and thereafter became wholly owned by Gusrae, Kaplan & Bruno until the Public Offering. The 50,000 shares issued to Gusrae, Kaplan & Bruno were recorded at fair market value after the completion of the Public Offering. In addition, the Company issued 1,000,000 redeemable common stock purchase warrants to certain private investors in 1996 for aggregate net proceeds of approximately $93,000. Each warrant entitles the holder to purchase one share of common stock exercisable at $5.50 per share (subject to adjustment) for a five-year period commencing March 14, 1998. In February 1997, the Company repurchased 70,000 redeemable common stock purchase warrants from certain private investors at an aggregate cost of $10,500. See "Certain Transactions with Affiliates."

      On March 14, 1997, the Company commenced its Public Offering and thereby sold 618,200 shares of Common Stock, par value of $0.01 per share, and 690,000 redeemable common stock purchase warrants for aggregate net proceeds of approximately $1,817,000. Upon the completion of the Public Offering, the Company acquired all of the issued and outstanding ordinary shares of Far East in consideration for its issuance of 1,027,600 and 372,400 shares of Common Stock to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited and Pearl Venture Limited previously had in the aggregate held 100% of the outstanding shares of Far East. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. See "Certain Transactions with Affiliates."

      Prior to its incorporation, the businesses of the Company were engaged in by Far East, which in 1997 was acquired by, and is now a wholly-owned subsidiary of the Company. Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company, Eurotherm Ltd., to market and distribute its parent company's industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980's, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent's products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company's Chairman of the Board of Directors and Chief Executive Officer. Far East thereafter changed its name from Eurotherm (Far East) Ltd. to its current name. See "Principal Shareholders" and "Certain Transactions with Affiliates."

      The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with United States GAAP.

Results from Operations

      During the fiscal years ended October 31, 1991 ("Fiscal 1991"), October 31, 1992 ("Fiscal 1992"), a two-month transition period from November 1, 1992 to December 31, 1992 (accounting for the Company's change of its fiscal year end from October 31 to December 31, effective December 31, 1993) and the fiscal year ended December 31, 1993 ("Fiscal 1993"), the Company experienced a gradual increase in sales revenues. During the fiscal years ended December 31, 1994 ("Fiscal 1994") and December 31, 1995 ("Fiscal 1995"), Far East's sales revenues remained substantially unchanged. Management of the Company believes that Far East's lack of sales growth during Fiscal 1994 and Fiscal 1995 resulted from the PRC'S economic austerity measures undertaken to halt inflation in the PRC, which was approximately 27% in 1994 in comparison to 1993. These economic austerity measures included the tightening of credit, when coupled with a devaluation of the RMB in 1993 and the imposition of a value tax imposed by the PRC on imports into the PRC, caused products manufactured in the PRC to become more competitive with the United States, European and Japanese manufactured products distributed by Far East even though the products distributed by Far East were of better quality. Cost became an overriding issue with many of PRC's customers and, in response, Far East reduced its sales prices and, therefore, its profit margins to remain competitive with PRC manufacturers. During

Fiscal 1996, Far East also began streamlining its operations and focusing its efforts on its current product lines by disposing of three of its subsidiaries, Euro Electron and Armtison.

      Euro Electron had been established to distribute telecommunication products. However, Far East believes that manufacturers of these products generally distributed their products directly to end users, instead of using intermediary distributors such as Far East. Far East also believes that technical expertise in this product line, which it lacked, was a necessity for successfully entering this market. Far East attributes the inability of Euro Electron to ever develop its core business to the foregoing factors. Action had been established to distribute industrial computers. During Fiscal 1994, Action lost its principal vendor when such vendor sold its industrial computer production line to another supplier. Additionally, another major manufacturer of industrial computers established its own Hong Kong and PRC distribution operation. Armtison was principally a holding company for Euro Electron and Action.

      The following table presents selected statement of operations data expressed as a percentage of net sales for the Company's Fiscal 1993, Fiscal 1994, Fiscal 1995, Fiscal 1996 and Fiscal 1997.

                                                Year ended December 31,
                                      ------------------------------------------
                                       1993     1994     1995     1996     1997
                                       ----     ----     ----     ----     ----

Net Sales                             100.0%   100.0%   100.0%   100.0%   100.0%

Cost of goods sold                     75.3%    78.2%    77.8%    77.3%    75.1%

Gross Profit                           24.7%    21.8%    22.2%    22.7%    24.9%

Selling and administrative expenses    18.3%    19.5%    20.3%    19.6%    22.5%

Operating income                        6.8%     4.6%     2.2%     4.1%     4.0%

Income tax provision                    1.0%      .4%      .1%      .7%      .5%

Net income                              5.7%     2.8%      .6%     3.4%     3.5%
                                      =====    =====    =====    =====    =====

Results of Operations

Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

      Sales; Gross Profit and Cost of Goods Sold. Sales decreased by approximately $1,248,000 or 9% to approximately $12,510,000 in Fiscal 1997 from approximately $13,758,000 in Fiscal 1996. The decrease is primarily due to (i) streamlining of product line offerings to concentrate on the Company's core business of the water and waste water treatment business, and the discontinuation of certain product lines not related to the Company's core business, some medical lines, and (ii) the economic slowdown in Asia in the second half of the year.

      Gross profit decreased by approximately $14,000 or 0.4% to approximately $3,111,000 for Fiscal 1997 as compared to approximately $3,125,000 for Fiscal 1996. This decrease was attributable to the increase in gross profit margins from 22.7% in Fiscal 1996 to 24.9% in Fiscal 1997. During Fiscal 1997, the Company's cost of goods sold was $9,399,000, or 75.1% of sales, in comparison to $10,633,000 or 77.3% of sales for Fiscal 1996. Cost of goods sold expressed as a percentage of sales decreased by 2.2% in Fiscal 1997 as compared with Fiscal 1996. The gross profit margin increase and the percentage decrease in cost of goods sold are attributed to the discontinuation or disposition of the lower margin businesses such as the medical products line.

      Selling and Administrative Expenses. Selling and administrative expenses were approximately $2,812,000 in Fiscal 1997, an increase of approximately $109,000 or 4.0% from approximately $2,703,000 in Fiscal 1996. The increase is primarily due to additional expenses incurred in connection with the Company's preparations for its Public Offering, including its application for listing on the NASDAQ SmallCap Market, such as but not limited to legal fees, maintenance fees, consultant fees and management fees, and operating expenses for the three new PRC sales offices opened during the year.

      Interest Income/Expense. Net interest changed from net interest expense of approximately $98,000 in Fiscal 1996 to net interest income of approximately $18,000 in Fiscal 1997. Interest income increased by approximately $35,000 or 52.2% to approximately $102,000 in Fiscal 1997 from approximately $67,000 for Fiscal 1996. The increase is primarily due to the increase in bank deposits from funds generated from operations and proceeds from the issuance of common stock and warrants. Interest expense decreased by approximately $81,000 or 49.1% to approximately $84,000 in Fiscal 1997 from approximately $165,000 for Fiscal 1996. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

      Other Income. Other income decreased by approximately $59,000 or 24.4% to approximately $183,000 in Fiscal 1997 from approximately $242,000 in Fiscal 1996. The decrease in other income is principally due to a non-recurring profit of approximately $118,000 from sales of investment property in Fiscal 1996.

      Provision for Profit Tax. Provisions for taxes decreased by $35,000 to approximately $62,000 in Fiscal 1997 from approximately $97,000 in Fiscal 1996. The decrease was due primarily to the decrease in operating income and over-provision in 1996.

      Income from Continuing Operations. Income from continuing operations increased by approximately $87,000 or 24.8% to approximately $438,000 in Fiscal 1997 from approximately $351,000 (total income of approximately $469,000 less non-recurring profit of approximately $118,000 from sales of property) in Fiscal 1996. The increase in net income was primarily due to the improvement in the gross margin percentage and the reduction in interest expenses.

Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995

      Sales; Gross Profit and Cost of Goods Sold. Sales increased by approximately $91,000 or 0.7% to approximately $13,758,000 in Fiscal 1996 from approximately $13,667,000 in Fiscal 1995. These results reflect the phasing out of the distribution of medical business-related products essentially being offset by the increase in sales for products relating to the Company's core business for water and waste water treatment. Gross profit increased by approximately $91,000 or 3% to approximately $3,125,000 for Fiscal 1996 compared to approximately $3,034,000 for Fiscal 1995 which was attributable to the increase in gross profit margins from 22.2% in Fiscal 1995 to 22.7% in Fiscal 1996. During Fiscal 1996, the Company's cost of goods sold were $10,633,000 or 77.3% of sales in comparison to $10,633,000 or 77.8% of sales for Fiscal 1996 as compared with Fiscal 1995. The gross profit margin increase and the percentage decrease in costs of goods sold were principally the result of increases in demand for products with higher gross profit margins.

      Selling and Administrative Expenses. Selling and administrative expenses were approximately $2,703,000 in Fiscal 1996, a decrease of approximately $70,000 or 2.5% from approximately $2,773,000 in Fiscal 1995. The decrease is primarily due to improved operating efficiencies resulting in the reduction of operating expenses in the Company's PRC sales offices, lower advertising costs incurred in exhibitions, and decreased rental expenses for the Company's sales offices as a result of the Company's replacement of rented office space with the use of self-owned properties in Shanghai and Beijing.

      Interest Expense. Net interest expense decreased by approximately
$15,000 or 13.3% to approximately $98,000 in Fiscal 1996 from approximately $113,000 for Fiscal 1995. The decrease is primarily the net result of (a) the increase in mortgage loan interest of approximately $50,000 due to Far East's long-term borrowings incurred in September and October 1995 which were used to finance the purchase of properties situated in Shanghai and Hong Kong, respectively; and (b) the decrease in interest expenses for short term borrowings from banks and the increase in interest income received from an affiliated company.

      Other Income. Other income increased by approximately $89,000 or 58.2% to approximately $242,000 in Fiscal 1996 from approximately $153,000 in Fiscal 1995. The increase in other income results from a gain of approximately $118,000 from sales of an investment property.

      Provision for Profit Tax. Provisions for taxes increased by $88,000 to approximately $97,000 in Fiscal 1996 from approximately $9,000 in Fiscal 1995. The increase was due primarily to the exceptional low provision in Fiscal 1995 attributable to an adjustment of tax on profit from previous years of approximately $45,000, resulting from a review by Hong Kong's Commissioner of Inland Revenue.

      Income from Continuing Operations. Income from continuing operations increased by approximately $177,000 or 61.0% to approximately $469,000 in Fiscal 1996 from approximately $292,000 in Fiscal 1995. The increase in net income was primarily due to profit of approximately $118,000 from the disposal of an investment property, and a significant reduction in sales and administrative expenses. The decrease in sales and administrative expenses was principally attributable to a reduction in selling expenses (such as business travel, advertising and exhibition costs), as the Company believes that its sales efforts in prior years have created a solid network of distributors, a recognized name, an established reputation and a stable PRC sales force, and that this strength now permits the Company to force its resources elsewhere.

      Discontinued Operations. The Company's shareholders decided to separate the main operating company (Far East) from its subsidiaries in early 1996 to focus on its core business and discontinue operations inconsistent with its core business. The Company disposed of the following subsidiaries: Euro Electron, Action and Armtison. The Company's investment in the foregoing three subsidiaries was transferred back to Far East's shareholders directly at a price equal to book value (HK$10,000). As a result, no income (loss) to those subsidiaries is reported in Fiscal 1996.

Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended
December 31, 1994

      Sales; Gross Profit and Cost of Goods Sold. Sales increased by approximately $293,000 or 2.2% to approximately $13,667,000 in Fiscal 1995 from approximately $13,374,000 in Fiscal 1994. The Company was able to achieve a growth in sales even under the PRC's economic austerity measures primarily as a result of the Company's established sales and distribution networks. Gross profit increased by approximately $119,000 or 4.1% to approximately $3,034,000 for Fiscal 1995 compared to approximately $2,915,000 for Fiscal 1994 which increase is attributable to increased sales and a gross profit margin increase from 21.8% in Fiscal 1994 to 22.2% in Fiscal 1995. During Fiscal 1995, the Company's cost of goods sold were $10,633,000 or 77.8% of sales remaining relatively constant when compared to Fiscal 1994, when cost of goods sold were approximately $10,459,000 or 78.2% of sales as the Company faced intense competition in the PRC market place resulting from the economic austerity measures adopted in early 1994.

      Selling and Administrative Expenses. Selling and administrative expenses were approximately $2,773,000 in Fiscal 1995, an increase of approximately $163,000 or 6.3% from approximately $2,610,000 in Fiscal 1994. The increase is primarily due to the increase in the selling and administrative expenses of the Company's PRC sales offices, particularly taxes owed in connection with such offices commencing in 1995.

      Interest Expense. Net interest expense increased by approximately $49,000 or 76.6% to approximately $113,000 in Fiscal 1995 from approximately 64,000 in Fiscal 1994. This interest expense increase is the result of increased levels of borrowing, particularly the Company entering into a mortgage loan for the purchase of its Beijing office in November 1994 with mortgage loan interest expense increasing by approximately $26,000. Increased interest for other short term bank borrowings (i.e., bank overdraft and import/export loans) is principally due to the gradual increase in interest rates from the Hong Kong prime of 6.5% in January 1994 up to 9.0% during 1995.

      Other Income. Other income decreased by approximately $220,000 or 60% to approximately $153,000 in Fiscal 1995 from approximately $373,000 in Fiscal 1994. The decrease in other income is primarily due to a non-recurring profit of approximately $297,000 from sales of property in Fiscal 1994.

      Provision for Profit Tax. Provisions for taxes declined by approximately $46,000 to approximately $9,000 in Fiscal 1995 from approximately $55,000 in Fiscal 1994. This decline was due primarily to an adjustment of profits tax on prior years of approximately $45,000 made in Fiscal 1995 resulting from a tax review by Hong Kong's Commissioner of Inland Revenue.

      Income from Continuing Operations. Income from continuing operations was approximately $292,000 in Fiscal 1995, an increase of approximately HK$226,000 or 11% from approximately $262,000 (total income of approximately $559,000 less non-recurring profit of approximately $297,000 from sales of property) in Fiscal 1994. The increase in operating profit was primarily due to the increase in sales and gross margin percentages and the Company's self-imposed attempts to restrict selling and administrative expenses, which only increased by 6.3% in comparison to the PRC inflation rate of 10% during 1995.

      Discontinued Operations -- Losses of Subsidiary Companies. Losses by subsidiaries increased by approximately $24,000 to approximately $213,000 for Fiscal 1995, from approximately $189,000 in Fiscal 1994. During Fiscal 1995 one of Action's major suppliers established its own office in Hong Kong to directly distribute its products. As a result of a reduction in products resulting from the loss of another supplier and this direct manufacturer competition, Action sustained a loss. Another Company subsidiary, Euro Electron, was unable to secure major orders from the telecommunication market and also sustained a loss for Fiscal 1995.

Liquidity and Capital Resources

      The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings under bank lines of credit, and long-term mortgage bank loans. The Company expects, but as to which no assurance may be made, that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its capital expenditures. Working capital at the end of Fiscal 1996 and Fiscal 1997 was approximately $1,307,000 and $3,292,000, respectively.

      The Company generated net cash from operating activities of $983,000 in Fiscal 1995, used $74,000 in continuing operating activities in Fiscal 1996, and generated net cash of $793,000 from operating activities in Fiscal 1997, respectively, on net income of $79,000, $469,000 and $438,000 in Fiscal 1995, Fiscal 1996 and Fiscal 1997, respectively. The Company believes that cash from operations in Fiscal 1996 was adversely impacted by the increase in prepayments, particularly resulting from expenses relating to preparations for the Company's Public Offering and an increase in net amount due from affiliated companies in Fiscal 1996. At the end of Fiscal 1996, the Company's accounts receivable were approximately $2,969,000 while at the end of Fiscal 1997, the Company's accounts receivable were approximately $2,585,000.

      The Company used net cash for investing activities of $1,058,000 in Fiscal 1995, generated $1,105,000 from investing activities in Fiscal 1996, and used $71,000 for investing activities in Fiscal 1997, respectively. Cash used in investing activities in Fiscal 1997 was mainly used to purchase facilities and equipment. Cash in the amount of approximately $871,000 was received in Fiscal 1996 from the sale of an investment property in Hong Kong.

      The Company generated from financing activities $232,000 in Fiscal 1995, used $228,000 in Fiscal 1996, and generated $422,000 in Fiscal 1997, respectively. The Company has various banking facilities for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately $5,800,000, and of which approximately $4,765,000 remained unused as at December 31, 1997. Approximately $3,290,000 of the aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank's consent, and the Company maintaining a certain level of net worth. The Company also has a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties with outstanding indebtedness at December 31, 1997 of approximately $388,000, which loan bears interest at Hong Kong's prime rate plus 1.75% and is repayable in monthly installments through November 2002. At December 31, 1997, the Company had an outstanding import loan to finance the purchase of goods from suppliers of approximately US$15,906 from Standard Chartered Bank, bearing interest at 7.4% per annum. The principal and interest on such loan was repaid on January 6, 1998.

      Cash increased from approximately $1,400,000 at the end of Fiscal 1996 to approximately $2,539,000 at the end of Fiscal 1997. The principal reasons for the increase in cash were: (i) receipt of approximately $1,817,000 in net proceeds from the Public Offering; (ii) increased cash generated from operations resulting from the reduction in accounts receivable and prepayments, and the repayment of amounts due from affiliated companies. The Company plans to use the cash for, among other purposes, to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC.

      The Company's net accounts receivable decreased from $2,969,000 at December 31, 1996 to $2,585,000 at December 31, 1997, which decrease is attributed to the Company's approximate 9% decline in sales in 1997. Amounts due from related companies also declined from $344,000 at December 31, 1997 to $16,000 at December 31, 1997, which decline is due to repayments from related companies.

      Inventory increased from approximately $461,000 at the end of Fiscal 1996 to approximately $574,000 at the end of Fiscal 1997. The Company seeks to maintain a low level of inventory consisting mostly of low-tech products to fill its regular customers' orders, and parts and accessories for warranty purposes, with the Company policy to order products upon customer demand. The higher inventory level at the end of Fiscal 1997 was principally due to goods received near year end but not delivered to customers for several reasons, including but not limited to, a multi-component order awaiting shipment of a component while another customer order had arrived without the customer's letter of credit or other provision for payment having been received.

      The Company's outstanding short-term bank borrowings consist of import and export bank loans. Short-term borrowings were reduced from approximately $1,114,000 at the end of Fiscal 1996 to approximately $16,000 at the end of Fiscal 1997 as the Company repaid most of such debt during the year. As at December 31, 1997, the Company had various banking facilities from which total available credit was approximately $5,800,000, of which approximately $4,765,000 remained unused as at such date. The Company's long-term bank loans are secured by certain of the Company's realty, and bear interest at 12% per annum. As at December 31, 1997, the Company had outstanding long-term bank loans in the amount of approximately $388,000.

      The Company's capital expenditures were approximately $74,000 in 1997, an increase from expenditures of approximately $14,000 in 1996 but substantially less than the capital expenditures of $1,065,000 in 1995. Capital expenditures in 1997 were incurred primarily in connection with the opening of new offices and the purchase of office equipment and furniture, computers and calibration equipment. The Company is presently seeking targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

Inflation

      The annual rate of inflation in the PRC has declined significantly in recent years. In 1995, 1996 and 1997 the rate of inflation was approximately 14.8%, 8.3% and 2.8%, respectively, in comparison to the preceding years, respectively. In 1994, however, inflation grew at approximately 21.7% over 1993. In 1993, inflation grew at approximately 13.2% over 1992. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given as to the correctness of the Company's belief, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk

      Not applicable.

Item 10. Directors and Officers of Registrant

      The directors and executive officers of Euro Tech Holdings Company Limited are as follows:

      Name                    Age         Position
      ----                    ---         --------

      T.C. Leung              54          Chairman of the Board of
                                          Directors and Chief Executive
                                          Officer

      Jerry Wong              38          Director and Chief Financial
                                          Officer

      Nancy Wong              48          Director

      C.P. Kwan               38          Director

      Alex Sham               34          Director

      Adam L. Goldberg        39          Director

      Y.K. Liang              68          Director

      Set forth below is a brief background of the executive officers and directors based upon the information supplied by them:

      T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. between 1971 and 1992. Since 1988, Mr. Leung has also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Masters degree in Business Administration from the University of East Asia, Macao in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

      Jerry Wong has served as Director and Chief Financial Officer of Far East since 1994 and has been with Far East since 1987. Mr. Wong has been the Chief Financial Officer and a Director of the Company since its inception. From 1985 until 1987, Mr. Wong worked for MUA Agencies Ltd., a subsidiary of a Hong Kong publicly listed company engaged in the insurance business, as deputy manager of its secretarial, legal and accounting department. From 1981 until 1985, Mr. Wong served as a senior accountant in Price Waterhouse-Hong Kong. He is a Fellow of the Chartered Association of Certified Accountants in the United Kingdom and a Certified Public Accountant in Hong Kong.

      Nancy Wong has been a Director of the Company since its inception and a Director of Far East, and its Personnel Manager, since 1994. Ms. Wong has been with Far East since 1971. Ms. Wong is also Far East's Chief Representative in China. During the last several years, Ms. Wong has played a pivotal role in Far East's business expansion in China. Ms. Wong received a Bachelor of Science degree in Business Administration from the University of East Asia, Macao in 1989.

      C.P. Kwan joined Far East in 1984 and has served as a Director and Manager of its Process Equipment Department since 1991. Mr. Kwan has been a Director of the Company since its inception. Before joining Far East, he was employed by Haven Automation (H.K.) Ltd., a company involved in the water treatment and process control business between 1981 and 1984.

      Alex Sham has been a Director of the Company since its inception. Mr. Sham joined Far East in 1988 and has been its Sales Manager since 1993 and became a Director of Far East in 1996. Mr. Sham received a Bachelor of Science in Applied Chemistry from Hong Kong Baptist University in 1990. Prior to joining Far East, Mr. Sham was employed by the Environmental Protection Department of the Hong Kong Government from 1986 until 1988.

      Adam L. Goldberg has been a director of the Company since February 16, 1998. Mr. Goldberg is an attorney who has maintained his own practice in New York City since 1993. From 1989 until 1993, Mr. Goldberg was employed as a staff attorney with the New York City Department of Housing Preservation and Development. Mr. Goldberg is the designee of May Davis Group, Inc., the underwriter of the Company's initial public offering.

      Y.K. Liang has been a director of the Company since February 16, 1998. Mr. Liang is a director of Wong Liang Consultants Ltd. ("Consultants") and a member of the certified public accounting firm of Y.K. Liang & Co. ("LCO"). Mr. Liang has been associated with both Consultants and LCO for more than the past five years. Consultants is a general business consulting firm.

      Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and duly qualified. Officers of the Company will be elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Item 11. Compensation of Directors and Officers

Executive Compensation

      The following table sets forth certain summary information with respect to the compensation paid by Far East for services rendered in all capacities to Far East during Fiscal 1997 and Fiscal 1996 by Far East's Chairman of the Board and Chief Executive Officer.

                           Summary Compensation Table

Name and
Principal Position                        Year       Salary($)      Bonus($)
------------------                        ----       ---------      --------

T.C. Leung, Chairman of the Board of      1997         78,890         32,269
Directors and Chief Executive Officer     1996         15,584         38,329

Compensation of Directors

      Directors of the Company do not receive compensation for their services as directors; however, the Board of Directors may authorize the payment of compensation to directors for their attendance at regular and special meetings of the Board and for attendance at meetings of committees of the Board as is customary for similar companies. Directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to the Company.

Pension Plan

      The Company has a defined contribution pension plan for all of its employees. Under this plan, all employees are entitled to a pension benefit equal to 50% to 100% of their individual fund account balances at their dates of resignation or retirement which depends on their years of services. The Company is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Company has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1995, 1996 and 1997, the Company made total pension contributions of approximately $111,600, $53,500 and $115,000, respectively.

Employment Agreement - T.C. Leung

      T.C. Leung's services to the Company and Far East are provided pursuant to a five year personal services agreement between the Company, Far East and Shereman Enterprises Ltd., a management company, pursuant to which Mr. Leung will continue to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Far East and the Company. The agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The agreement provides for the payment of $100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the agreement's term with compensation past the first year to be renegotiated annually. The agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the agreement under certain circumstances.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Plan

      In November 1996, the Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Stock Option Plan" or, the "Plan"). The 1996 Stock Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The total number of shares of Common Stock for which options may presently be granted under the 1996 Stock Option Plan is 100,000 shares, and the exercise price of all such options must be at least $5.50 per share. Originally, up to 150,000 Options were eligible to have been granted under the 1996 Stock Option Plan, but as the Company failed to achieve net income for its fiscal year ended December 31, 1997 ("Fiscal Year 1997") of at least $990,000, a total of 50,000 options thereof were cancelled in accordance with the terms of the Plan. The remaining 100,000 options will terminate unless the Company achieves net income of at least $1,800,000 for the fiscal year ended December 31, 1998 ("Fiscal Year 1998").

      The 1996 Stock Option Plan is to be administered by the Board of Directors or a committee of the Board of Directors which will determine the terms of options granted, including the exercise price, exercise period (up to six years) the number of shares subject to the option and the terms and conditions of exercise.

      The exercise price of all stock options granted under the 1996 Stock Option Plan must be at least $5.50. The term of each option granted pursuant to the 1996 Stock Option Plan was established by the Board of Directors or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each option under the 1996 Stock Option Plan is six years. Options shall become exercisable at such times and in such installments as provided by either the Board of Directors or a committee of the Board of Directors in the terms of each individual option, except that 50,000 Options under the Plan already automatically terminated under the terms thereof because the Company failed to achieve net income of at least $990,000 during the Company's Fiscal Year 1997, and further, if the Company does not achieve net income of at least $1,800,000 during its Fiscal Year 1998, the remaining 100,000 Options under the 1996 Stock Option Plan will automatically terminate.

Item 13. Interest of Management in Certain Transactions

Management Options

      The Company has authorized the issuance of 1,400,000 Options to purchase up to an aggregate of 1,400,000 shares of Common Stock (the "Management Options") to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. During 1997, the Company granted Management Options for the purchase of up to 1,329,000 shares of Common Stock, which Management Options became exercisable on March 14, 1998 for a term of ten years. The exercise price of 400,000 of the Management Options is $4.00 per share and $5.50 per share for the remaining 929,000 options granted. All 71,000 Management Options not yet granted will have an exercise price of $5.50 per share.

      The exercise price and the number of shares of Common Stock purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Common Stock and securities convertible into or exchangeable for Common Stock excluding certain issuances of shares of the Company's Common Stock. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to $.05. In the event of any capital reorganization, certain reclassifications of the Common Stock, any consolidation or merger involving the Company (other than (i) a consolidation or merger which does not result in any reclassifica-tion or change in the outstanding shares of Common Stock or (ii) the acquisition of Far East or any other business), or sale of the properties and assets of the Company, as, or substantially as, an entirety to any other corporation, Management Options will thereupon become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of Common Stock of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger, or sale) upon exercise of such Management Options would have been entitled upon such reorganization, reclassification, consolidation, merger, or sale.

      The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the following information with respect to Management Options granted to date: (i) the aggregate amounts of shares of Common Stock subject to Management Options granted to date; and (ii) the per share exercise price for the Management Options to be granted for these individuals. No other options to these individuals have been issued or will be issued and outstanding as of December 31, 1997.

Names of                                        Shares Subject      Per Share
Executive Officers and Directors                  to Options      Exercise Price
--------------------------------------------------------------------------------

T.C. Leung ...................................    750,000               $5.50
                                                  350,000               $4.00

Alex Sham ....................................     30,000               $5.50
                                                   20,000               $4.00

Jerry Wong ...................................     25,000               $5.50
                                                   15,000               $4.00

Nancy Wong ...................................     22,500               $5.50
                                                    7,500               $4.00

C.P. Kwan ....................................     22,500               $5.50
                                                    7,500               $4.00

All Executive Officers and Directors
   as a Group (5 persons)  ...................  1,250,000         $4.00-$5.50(1)

      Other officers and/or employees of the Company have been or will be granted Management Options to purchase an aggregate of 150,000 Management Options, all of which will be exercisable at $5.50 per share. No Management Options have been exercised as of July 1, 1998.

Consultant's Options

      The Company has granted options (the "Consultant Options") to purchase up to 100,000 shares of its Common Stock to Sidford International Ltd. ("Sidford"), a consultant to Far East. Said options will be exercisable at $5.50 per share and contain the same terms and conditions as the Warrants. See "Certain Transactions with Affiliates".

Certain Transactions with Affiliates

      Overview

      The Company was incorporated under the laws of the British Virgin Islands on September 30, 1996. Shortly after incorporation, the Company sold 50,000 shares of its Common Stock to Gusrae, Kaplan & Bruno and 100,000 shares of its Common Stock to Sidford for aggregate cash consideration of $1,500 or $.01 per share. Gusrae, Kaplan & Bruno is United States counsel to the Company and was granted the right to purchase said shares in partial consideration of its services rendered to the Company in connection with the Public Offering. Sidford has been and is a business consultant to Far East which initially was paid HK$5,000 by Far


--------
(1) Price range.

East and granted the option to purchase the aforementioned 100,000 shares. In January 1997, Far East amended its consulting agreement with Sidford to pay Sidford $5,000 per month for twenty months. At that same time, the Company repurchased the 100,000 shares of its Common Stock held by Sidford.

      Pearl is a British Virgin Islands company which is a trust for the benefit of T.C. Leung, the Company's Chairman of the Board and Chief Executive Officer. Regent is a Hong Kong corporation.

      Concurrently with the closing of the Public Offering, the Company consummated the Acquisition of Far East by exchanging 1,400,000 shares of the Company's Common Stock for the 1,000,000 issued and outstanding shares of the Common Stock of Far East at a ratio of 1.4 (one and four-tenths) shares of the Company's Common Stock for each issued and outstanding share of Far East's Common Stock.

      Pearl was one of the original shareholders of Far East. During the years 1992 through 1994, Pearl and Regent purchased accumulated 266,000 and 734,000 shares (or 100% in the aggregate) of the issued and outstanding common stock of Far East for an aggregate consideration of approximately HK$11,130,000. Broadskill is a Hong Kong corporation which owns an approximate 44% equity interest in Regent, which if converted into shares of the Company's Common Stock would represent approximately 29% of the Company's presently issued and outstanding Common Stock. No executive officer or director of the Company is an officer or director of Pearl, Regent or Broadskill. In addition to its direct record ownership of 372,400 shares of the Company's Common Stock, Pearl is also the beneficial owner of approximately 527,069 shares of the Company's Common Stock through its equity interest in Regent. Mr. Kwan, and each of Messrs. Wong, Sham and Ms. Wong, Executive Officers and Directors of the Company and Far East, have equity interests in Regent and/or Broadskill which if converted into shares of the Company's Common Stock would represent approximately 5% in the case of Mr. Kwan, and less than 1% of the Company's Common Stock for each of Messrs. Wong and Sham and Ms. Wong, respectively. See "Management" and "Principal Shareholders."

      During Fiscal 1996, the Company transferred its equity interests in three former subsidiaries, Armtison (a wholly owned subsidiary), Action (a 51% owned subsidiary) and Euro Electron (an 80% owned subsidiary) to Regent and Pearl in exchange for the book value price (an aggregate of HK$10,000) of the Company's interest in these three subsidiaries.

      On November 11, 1996 the Company completed a private placement of an aggregate of 1,000,000 Warrants (the "Private Warrants") at

$.15 per Warrant and received therefrom aggregate gross proceeds of $150,000. May Davis Group, the underwriter of the Public Offering, acted as the Company's placement agent in connection with this private placement and received an aggregate of $19,500 in commissions and non-accountable expenses. The terms and conditions of the Private Warrants are identical to the Public Warrants sold in the Public Offering in March 1997. In March 1997, the Company repurchased 70,000 Private Warrants at their purchase price for an aggregate repayment of $10,500. See "Description of Securities" and "Concurrent Registration of Securities."

      Mr. Leung may be deemed to be a "promoter" of the Company as such term is defined by the rules promulgated by the Commission under the Securities Act. As so defined a promoter is any person who (i) acting alone or in conjunction with others, took the initiative in founding and organizing an issuer's business or enterprise, or (ii) in connection with founding and organizing the business or enterprise of an issuer, receives in consideration for services and/or property, ten percent or more or either any class of the issuer's securities or the proceeds therefrom. Mr. Leung was the proponent of the Public Offering to raise capital for the Company and Far East and of establishing a company in the British Virgin Islands for that purpose. After completion of the Public Offering and the Acquisition of Far East, Mr. Leung became the beneficial owner of approximately 68% of the Company's issued and outstanding shares of Common Stock. See "Principal Shareholders."

      The Company intends that all future transactions between the Company and its executive officers and directors will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the Company's directors who are not interested in such transactions.

Related Party Transactions

      A related company is a company in which one or more of the directors or the shareholders of the Company have direct or indirect beneficial interests, or a company which is under common management control.

      The transactions with related parties are summarized as follows:

                                                      (in thousands of US $)
                                                    1995        1996       1997
                                                    ----        ----       ----

      Sales to subsidiary companies                    8          --         --

      Sales to related companies                     141         183        226

      Purchases from subsidiary companies            316          --         --

      Purchases from related companies                99         329        640

      Service income received from subsidiary
         companies                                    28          --         --

      Service income received from a related
         company                                      --           9         --

      Interest income received from a subsidiary
         company                                      21          --         --

      Interest income received from a related
         company                                      22          56         --

      Rental income received from a related
         company                                       8          64         54

      Transfer of investment in subsidiary
         companies to the Company's shareholders      --           1         --

      All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 1998. The related companies with which the Company has engaged in transactions are Euro Electron, EuroTherm, Action and Armtison.

      In addition, no loans or advances will be made in the future to the Company's officers, directors or shareholders of at least five (5%) percent of the issued and outstanding shares of any class of equity securities ("5%-plus Shareholders"), or their respective affiliates unless such loans are for bona fide business purposes.

                                     PART II

Item 14. Description of Securities to be Registered

      Not Applicable

                                    PART III

Item 15. Defaults Upon Senior Securities

      Not Applicable

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

      Not Applicable

                                     PART IV

Item 17. Financial Statements

      See Pages F-1 through F-16 annexed hereto for the following consolidated financial statements of the Company.

Euro Tech Holdings Company Limited and Subsidiaries

Report of Independent Public Accountants .................................   F-1
Consolidated Statements of Income For the Year Ended
   December 31, 1995, 1996 and 1997 ......................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 ............    F-3
Consolidated Statements of Changes in Shareholders'
   Equity for the Years Ended December 31, 1995, 1996 and 1997 ...........   F-4
Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1995, 1996 and 1997 ......................................   F-5
Notes to the Consolidated Financial Statements ...........................   F-7

               EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

                       AUDITED CONSOLIDATED BALANCE SHEETS

                         AS OF DECEMBER 31, 1996 AND 1997

                                       AND

                   AUDITED CONSOLIDATED STATEMENTS OF INCOME,

                 CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: EURO TECH HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the "Company"), incorporated in the British Virgin Islands, and subsidiaries ("the Group") as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 1996 and 1997, the results of its operations and cash flows for the years ended December 31, 1995, 1996 and 1997 in conformity with generally accepted accounting principles in the United States of America.


/s/ ARTHUR ANDERSEN & CO.

Hong Kong,
March 20, 1998.


                       EURO TECH HOLDINGS COMPANY LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

               FOR THE YEARS ENDED DECEMBER 31,1995,1996 AND 1997

           (Amounts in thousands except for share and per share data)

                                              Notes      1995        1996        1997
                                             -------  ---------   ---------   ---------
                                                          US$         US$         US$
Net sales                                       12       13,667      13,758      12,510
Cost of goods sold                                      (10,633)    (10,633)     (9,399)
                                                      ---------   ---------   ---------
Gross profit                                              3,034       3,125       3,111
Selling and administrative expenses                      (2,773)     (2,703)     (2,812)
                                                      ---------   ---------   ---------
Operating income                                            261         422         299
Interest (expenses) income net                  12         (113)        (98)         18
Other income, net                             4 & 12        153         242         183
                                                      ---------   ---------   ---------
Income before income taxes                                  301         566         500
Income taxes                                     5           (9)        (97)        (62)
                                                      ---------   ---------   ---------
Income from continuing
 operations                                                 292         469         438
Discontinued operations
 Loss of subsidiary
  companies sold in 1996                                   (213)      --          --
                                                      ---------   ---------   ---------
Net income                                                   79         469         438
                                                      =========   =========   =========
Income from continuing operations
 per common share                                          0.20        0.32        0.23
                                                      =========   =========   =========
Loss from discontinued operations
 per common share                                         (0.15)      --          --
                                                      =========   =========   =========
Net income per common
 share                                                     0.05        0.32        0.23
                                                      =========   =========   =========
Weighted average number of common shares
 outstanding (pro forma
 for 1995 and 1996)                                   1,450,000   1,450,000   1,888,000
                                                      =========   =========   =========

   The accompanying notes are an integral part of these financial statements.


                       EURO TECH HOLDINGS COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS

                         AS OF DECEMBER 31,1996 AND 1997

                  (Amounts in thousands except for share data)

                                                   Note  1996    1997
                                                   ----  -----  -----
ASSETS                                                    US$     US$
------

Current assets:
 Cash and cash equivalents                               1,400  2,539
 Accounts receivable, net                            6   2,969  2,585
 Bills receivable                                          322     73
 Due from related companies                         12     344     16
 Inventories, net                                    7     461    574
 Prepayments and other current assets                      769    288
                                                         -----  -----
   Total current assets                                  6,265  6,075

Organization costs                                           8     --
Property, plant and equipment, net                   8   2,005  2,009
                                                         -----  -----
   Total assets                                          8,278  8,084
                                                         =====  =====

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Short-term borrowings                               9   1,114     16
 Long-term bank loans, current portion              10      87     59
 Accounts payable                                        2,636  1,917
 Bills Payable                                               6    179
 Due to related companies                           12     101    143
 Due to a director                                  12       6     --
 Accrued expenses                                          912    440
 Taxation payable                                           96     29
                                                         -----  -----
   Total current liabilities                             4,958  2,783
                                                         -----  -----
 Long-term bank loans                               10     586    329
                                                         -----  -----
Shareholders' equity:
 Common stock, par value US$0.01 each, 20,000,000
  (1996: 20,000,000) shares authorized; 2,068,200
  (1996: 150,000) shares                                     2     21
  issued and outstanding
 Additional paid-in capital                                385  2,092
 Warrants                                                   93    172
 Cumulative translation adjustment                          --    (5)
 Retained earnings                                       2,254  2,692
                                                         -----  -----
   Total shareholders' equity                            2,734  4,972
                                                         -----  -----
   Total liabilities and shareholders'
    equity                                               8,278  8,084
                                                         =====  =====

   The accompanying notes are an integral part of these financial statements.


                       EURO TECH HOLDINGS COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE YEARS ENDED DECEMBER 31,1995,1996 AND 1997

                             (Amounts in thousands)

                                  Additional           Cumulative
                          Common   paid-in             translation  Retained
                           stock   capital   Warrants  adjustment   earnings  Total
                            US$      US$        US$        US$         US$     US$
Balance as of January
 1, 1995                   --        129       --          --         2,146   2,275
Net income                 --       --         --          --            79      79
Dividends                  --       --         --          --           (65)    (65)
                          -----    -----       ----        ----       -----   -----

Balance as of
 December 31, 1995         --        129       --          --         2,160   2,289

Net income                 --       --         --          --           469     469
Dividends                  --       --         --          --          (375)   (375)
Effect of transfer of
 subsidiary companies
 to the Company's
 shareholders              --        256       --          --          --       256
Issuance of common
 stock                        2     --         --          --          --         2
Issuance of warrants       --       --           93        --          --        93
                          -----    -----       ----        ----       -----   -----

Balance as of
 December 31, 1996            2      385         93        --         2,254   2,734

Net income                 --       --         --          --           438     438
Repurchase of
 common stock                (1)    --         --          --          --        (1)
Share swap                   14      (14)      --          --          --      --
Repurchase of
 warrants                  --       --          (11)       --          --       (11)
Issuance of common
 stock                        6    1,721       --          --          --     1,727
Issuance of warrants       --       --           90        --          --        90
Foreign exchange
translation
adjustments                --       --         --            (5)       --        (5)
                          -----    -----       ----        ----       -----   -----

Balance as of
 December 31, 1997           21    2,092        172          (5)      2,692   4,972
                          =====    =====       ====        ====       =====   =====

The accompanying notes are an integral part of these financial statements.


                       EURO TECH HOLDINGS COMPANY LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED DECEMBER 31,1995,1996 AND 1997

                             (Amounts in thousands)

                                                1995       1996      1997
                                               ------     -----     -----
                                                 US$        US$       US$
Cash flows from operating activities:
Income from continuing operations                 292       469       438
Adjustments to reconcile income from
 continuing operations to net cash
 provided by (used in) operating activities:
 Amortization of organization costs              --        --           8
 Depreciation of property, plant and
  equipment                                        43        72        70
 Gain on disposal of property, plant and
  equipment                                        (6)     --          (3)
 Gain on disposal of investment property           17      (118)     --
(Increase) decrease in assets:
 Accounts receivable                              595      (121)      384
 Bills receivable                                (383)       61       249
 Due from subsidiary companies                   (197)      202      --
 Due from related companies                        (6)     (308)      328
 Inventories                                      161       199      (113)
 Prepayments and other current assets              54      (595)      481
Increase (decrease) in liabilities:
 Accounts payable                                 313       128      (719)
 Bills payable                                                6       173
 Due to subsidiary companies                       (7)     --        --
 Due to related companies                        --         101        42
 Due to a director                                  3         3        (6)
 Accrued expenses                                 160        29      (472)
 Net liabilities of discontinued operations      --        (254)     --
 Taxation payable                                 (56)       52       (67)
                                               ------     -----     -----

  Net cash provided by (used in)
   continuing operating activities                983       (74)      793
                                               ------     -----     -----

Cash flows from investing activities:
Increase in organization costs                   --          (8)     --
Additions to property, plant and
 equipment                                     (1,065)      (14)      (74)
Proceeds from disposals of property, plant
 and equipment                                      7      --           3
Proceeds from disposal of investment
 property                                        --         871      --
Proceeds from disposal of subsidiary
 companies                                       --         256      --
                                               ------     -----     -----

  Net cash provided by (used in)
   investing activities                        (1,058)    1,105       (71)
                                               ------     -----     -----

                                                                     (Continued)


                       EURO TECH HOLDINGS COMPANY LIMITED

               FOR THE YEARS ENDED DECEMBER 31,1995,1996 AND 1997

                             (Amounts in thousands)

                                                1995      1996     1997
                                               -----     -----    ------
                                                 US$       US$      US$

Cash flows from financing activities:
(Repayment of) net proceeds from short-term
 borrowings                                     (239)      413    (1,098)
Proceeds from long-term bank loans               605      --        --
Repayment of long-term bank loans                (66)     (361)     (285)
Issuance of common stock                        --           2     1,727
Repurchase of common stock                      --        --          (1)
Issuance of warrants                            --          93        90
Repurchase of warrants                          --        --         (11)
Repayment of other noncurrent liabilities         (3)     --        --
Dividends paid                                   (65)     (375)     --
                                               -----     -----    ------

  Net cash provided by (used in)
   financing activities                          232      (228)      422
                                               -----     -----    ------

Net increase in cash and cash equivalents        157       803     1,144
Cash and cash equivalents, beginning of
 year                                            440       597     1,400
Effect of exchange rate change on cash          --        --          (5)
                                               -----     -----    ------

Cash and cash equivalents, end of year           597     1,400     2,539
                                               =====     =====    ======

Supplementary information
 Interest received                                20        67       102
 Interest paid                                   133       165        84
 Income taxes paid                                65        67       129
 Noncash transaction
  transfer of net liabilities of
  subsidiaries to the Company's
  shareholders                                  --         254      --

   The accompanying notes are an integral part of these financial statements.


                       EURO TECH HOLDINGS COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (Amounts expressed in United States Dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Euro Tech Holdings Company Limited (the "Company") was incorporated in the British Virgin Islands on September 30, 1996.

As of December 31, 1996, the Company was owned by Sidford International Limited (66.7%) and Gusrae, Kaplan & Bruno, Esqs. (33.3%). Sidford International Limited is a business consultant of Euro Tech (Far East) Limited ("Far East") which is the principal operating subsidiary of the Company. Gusrae, Kaplan & Bruno, Esqs. is the United States counsel of the Company. In January 1997, Euro Tech Holdings Company Limited repurchased 100,000 common shares from Sidford International Limited at a cost of $1,000 and Euro Tech Holdings Company Limited became wholly owned by Gusrae, Kaplan & Bruno, Esqs. (holding 50,000 shares of common stocks) before the initial public offering as described in Note 2 below. The shares issued to Gusrae, Kaplan & Bruno, Esqs were recorded at fair market value after the completion of the initial public offering. In addition, the Company issued 1,000,000 redeemable common share purchase warrants to certain private investors in November 1996 for aggregate net proceeds of approximately $93,000. Each warrant entitles the holder to purchase one common share exercisable at $5.50 per share (subject to adjustment) for a period of five years commencing one year after March 1997 (the date of the Prospectus). In February 1997, the Company repurchased 70,000 redeemable common share purchase warrants from certain private investors at an aggregate cost of $10,500.

2. INITIAL PUBLIC OFFERING

On March 14, 1997, the Company completed an initial public offering (the "Offering") of 618,200 common shares, par value of $0.01 per share, and 690,000 redeemable common share purchase warrants for aggregate net proceeds of approximately $1,817,000. Upon the completion of the initial public offering, the Company acquired all of the issued and outstanding ordinary shares of Far East by the issuance of 1,027,600 and 372,400 common shares of the Company to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited and Pearl Venture Limited previously in aggregate held 100% of the outstanding shares of Far East. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. Far East is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People's Republic of China (the "PRC"). Upon consummation of the above transaction, Far East became a wholly owned subsidiary of the Company.


As a result of the above transactions, the Company had 2,068,200 common shares and 1,740,000 redeemable common share purchase warrants in issue and outstanding as of December 31, 1997.

The consolidated financial statements of the Company and its subsidiaries (the "Group") include the results of the companies now comprising the Group as if the current structure of the Group has been in existence throughout the years covered by these financial statements or since their respective dates of incorporation where this is a shorter period. The Company's directors are of opinion that the consolidated financial statements prepared on a basis similar to a pooling of interests present fairly the financial position and the results of operations and cash flows of the Group as a whole.

Details of the Company's subsidiaries are summarized as follows:

                      Percentage
                       of equity    Place of
Name                   ownership  incorporation  Principal activities
--------------------  ----------  -------------  -------------------------------
Euro Tech (Far East)
 Limited                 100%       Hong Kong    Marketing and trading of water
                                                  and waste water related
                                                  process control, analytical
                                                  and testing instruments,
                                                  disinfection equipment,
                                                  supplies and related
                                                  automation system

Euro Tech (China)
 Limited                 100%       Hong Kong    Inactive

Euro Tech Trading
 (Shanghai) Limited      100%        The PRC     Marketing and trading of water
                                                  and waste water related
                                                  process control analytical and
                                                  testing instruments,
                                                  disinfection equipment,
                                                  supplies and related
                                                  automation system

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of Consolidation

      The consolidated financial statements include the financial statements of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated on consolidation.


b.    Subsidiaries

      A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued share capital.

c.    Sales

      Sales represent the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

d.    Taxation

      The Company is exempt from taxation in the British Virgin Islands.

      Far East and Euro Tech (China) Limited provide for Hong Kong profits tax at a rate of 16.5% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

      Pursuant to the relevant income tax laws applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited is fully exempt from the PRC State unified income tax at a rate of 33% for the first operating year in 1997, followed by a 50% reduction of the income tax for the next two years, commencing January 1,1998.

      Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statements bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are classified as an asset or a liability.

e.    Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and demand deposits with banks.

f.    Inventories

      Inventories are stated at the lower of cost, on a specific identification basis, or net realizable value. Costs include purchase and related costs incurred in bringing each product to its present location and condition. Net realizable value is calculated based on the estimated normal selling price, less further costs expected to be incurred to disposal. Provision is made for obsolete, slow moving or defective items, where appropriate.


g.    Property, Plant and Equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight-line method over the assets' estimated useful lives. The estimated useful lives are as follows:

          Land                          Terms of the leases
          Buildings                           15 - 51 years
          Leasehold improvements        Terms of the leases
          Furniture, fixtures and
           office equipment                         5 years
          Motor vehicles                            5 years
          Testing equipment                         3 years

h.    Operating Leases

      Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases. Rental payments under operating leases are charged to expenses on the straight-line basis over the period of the relevant leases.

i.    Foreign Currency Translation

      The Company maintains its books and records in United States dollars. Its subsidiaries maintain their books and records either in Hong Kong dollars or Chinese Reminbi ("functional currency"), respectively. Foreign currency transactions during the year are translated into the functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date. Gain or losses from foreign currency transactions are recognized in the statements of income during the period in which they occur. Translation adjustments on subsidiaries' equity are included as cumulative translation adjustment.

j.    Earnings Per Common Share

      Earnings per common share ("EPS") is computed on the basis of the average number of shares of common shares outstanding. No dilutive EPS is calculated as the stock options' exercise price was higher than the average market price of the common shares.


k.    Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. OTHER INCOME

                                                         1995     1996    1997
                                                         ----     ----    ----
                                                         '000     '000    '000

Gain on disposal of property, plant
 and equipment                                              6      118       3
Exchange gain (loss), net                                  47       56     110
Service fee income                                         52       21      --
Rental income                                              48       47      70
                                                         ----     ----    ----
                                                          153      242     183
                                                         ====     ====    ====

5. PROVISION FOR INCOME TAXES

The reconciliations of the statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

                                                         1995     1996    1997
                                                         ----     ----    ----

Statutory tax rate                                       16.5%    16.5%   16.5%
Permanent differences                                    (1.3%)    2.6%    --
Overprovision in prior year written back                  --       --     (4.8%)
Tax effect of US GAAP adjustments                         2.0%    (1.1%)   --
Adjustments of profits tax of prior
 years resulting from Inland
 Revenue Department review                              (14.6%)    --      --
Others                                                    0.4%    (0.9%)   0.7%
                                                         ----     ----    ----
Effective tax rate                                        3.0%    17.1%   12.4%
                                                         ====     ====    ====


6. ACCOUNTS RECEIVABLE

                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Trade and other receivables                                    3,021     2,610
Less: Allowance for doubtful debts                               (52)      (25)
                                                               -----     -----
                                                               2,969     2,585
                                                               =====     =====

7. INVENTORIES

                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Trading equipment                                                576       656
Less: Provision for inventory obsolescence                      (115)      (82)
                                                               -----     -----
                                                                 461       574
                                                               =====     =====

8. PROPERTY, PLANT AND EQUIPMENT

                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Land and buildings                                             2,070     2,067
Leasehold improvements                                            25        43
Furniture, fixtures and office equipment                          90        81
Motor vehicles                                                   112       112
Testing equipment                                                 75        27
                                                               -----     -----
                                                               2,372     2,330
Less: Accumulated depreciation                                  (367)     (321)
                                                               -----     -----
                                                               2,005     2,009
                                                               =====     =====

As of December 31, 1996 and 1997, land and buildings with net book values of $1,860,000 and $1,147,000, respectively, were pledged to secure certain banking facilities of Far East (see Note 10).


9. SHORT-TERM BORROWINGS

Short-term borrowings represent import and export bank loans, bearing interest at 7.4%-9.5% per annum as of December 31, 1996 and 1997.

As of December 31, 1997, the Group had various banking facilities available from financial institutions amounting to approximately $5,800,000 (1996 - $5,626,000) of which $4,765,000 (1996 - $2,430,000) remained unused.

10. LONG-TERM BANK LOANS

Long-term bank loans are secured by certain of the Group's land and buildings, and bear interest at 12% per annum. Future maturities of long-term bank loans are as follows:
                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Within one year                                                  87        59
During the second year                                           98        66
During the third year                                           107        74
During the fourth year                                          119        83
During the fifth year                                           130        94
Over five years but not exceeding nine years                    132        12
                                                                ---       ---
                                                                673       388
                                                                ===       ===

11. STOCK OPTIONS

A total of 1,400,000 shares of common stock have been reserved for issuance under the Company's management options plan ("Management Options"). The Management Options provide for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. During the year, the Company granted its officers, directors and employees Management Options, which allow them to purchase up to 1,329,000 shares of common stock. Such Management Options will not be exercisable until March 14, 1998 and have a term of up to ten years. The exercise price of the Management Options is $4.00 per share for 400,000 of such options and $5.50 per share for the remaining 929,000. The exercise price of those Management Options, which have not been granted, is $5.50 per share.


A total of 150,000 shares of common stock have been reserved for issuance under the Company's 1996 Stock Option Plan (the "1996 Stock Option Plan"). The 1996 Stock Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The 1996 Stock Option Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. The total number of shares of common stock for which options may be granted under the stock option plan is 150,000 shares and the exercise price of all options granted under the 1996 Stock Option Plan must be at least $5.50 per share. The maximum term of options granted under the 1996 Stock Option Plan is six years. Options shall become exercisable at such times and in such installments as the Board of Directors or a committee of the Board shall provide in the terms of each individual option, provided, however, that 50,000 and 100,000 options, by their terms automatically terminate unless the Company achieves net income levels of not less than $990,000 and $1,800,000, respectively, during the Company's fiscal years ending December 31, 1997 and 1998. During the year, no options had been granted under the 1996 Stock Option Plan. As the Company did not achieve the net income level of $990,000 for the fiscal year ended December 31, 1997, the right to grant the first 50,000 options has been automatically terminated as of December 31, 1997.


12. RELATED PARTY TRANSACTIONS

A related company is a company in which one or more of the directors or the shareholders of the Company have direct or indirect beneficial interests, or a company which is under common management control.

The transactions with related parties are summarized as follows:

                                            1995        1996       1997
                                            ----        ----       ----
                                            `000        `000       `000

Sales to subsidiary companies                  8         --          --

Sales to related companies                   141         183         226

Purchases from subsidiary companies          316         --          --

Purchases from related companies              99         329         640

Service income received from subsidiary
 companies                                    28         --          --

Service income received from a related
 company                                     --            9         --

Interest income received from a subsidiary
 company                                      21         --          --

Interest income received from a related
 company                                      22          56         --

Rental income received from a related
 company                                       8          64          54

Transfer of investment in subsidiary
 companies to the Company's shareholders     --            1         --

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 1998.

13. PENSION PLAN

The Group has a defined contribution pension plan for all its employees except for a few employees who work in the PRC. Under this plan, all employees are entitled to a pension benefit equals to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group. The Group is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Group has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1995, 1996 and 1997, the Group made total pension contributions of approximately $111,600, $53,500 and $115,000, respectively.


14. COMMITMENTS AND CONTINGENT LIABILITIES

a.    Lease commitments

      The Group leases office and industrial premises under various lease agreements extending to November 1999. Rental expenses for the years ended December 31, 1995, 1996 and 1997 were approximately $132,000, $213,000 and
      $139,000, respectively.

      Future minimum rental payments as of December 31, 1996 and 1997, under agreements classified as operating leases with noncancelable terms in excess of one year, were as follows:

                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Payable during the following period:
Within one year                                                 167        11
Over one year but not exceeding two years                       --        167
                                                               ----      ----
                                                                167       178
                                                               ====      ====

b.    Capital commitments

      As of December 31, 1996 and 1997, the Group had outstanding contractual commitments for purchase of land and buildings in the PRC of approximately $219,000.

c.    Contingent liabilities

As of December 31, 1996 and 1997, the Group had the following contingent liabilities:

                                                               1996      1997
                                                               ----      ----
                                                               '000      '000

Discounted bills                                                136       --
Guarantees to secure certain banking
 facilities shared by the Company and a
 related company                                                840       --
Guarantees on performance bonds and bid
 bonds                                                          205        57
                                                              -----      ----
                                                              1,181        57
                                                              =====      ====


Item 18. Financial Statements

      Not Applicable.

Item 19. Financial Statements and Exhibits.

     (a) List of Financial Statements.

      Reference is made to Item 17 for all financial statements filed as part of this Annual Report.

      (b) List of Exhibits.

      Exhibit No.  Description
      ----------------------------------------------------------
      10.3         Amended Lease for Euro Tech (Far East)
                   Ltd.'s main Hong Kong Office(1)

      10.4         Amended Lease for Euro Tech (Far East)
                   Ltd.'s Guangzhou Office(1)

      10.8         Sales Representative Agreement between
                   ThermoQuest Corporation and Euro Tech
                   (Far East) Ltd.(1)

      10.9         Distributorship Agreement between
                   Hach Company and Euro Tech (Far East)
                   Limited(1)

      10.17        Lease for Chongqing Office between
                   Chongqing Goddess Peak Travel Co.
                   and Euro Tech (China) Ltd.(1)

      10.18        Lease for Xian Office(1)

      10.19        Lease for Shenyang Office (1)

      10.20        Lease for Euro Tech Trading (Shanghai)
                   Ltd.'s Shanghai Office(1)

      10.21        Lease for Euro Tech (Far East) Ltd.'s
                   second Hong Kong Office(1)

      23.2         Consent of Arthur Andersen & Co., Hong
                   Kong(1)

----------
(1) Filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EURO TECH HOLDINGS COMPANY LIMITED
                                    --------------------------------------
                                                (Registrant)


                                    /s/ T.C. Leung
                                    --------------------------------------
                                    Chief Executive Officer and Chairman
                                    of the Board

Date: July 15, 1998

                                List of Exhibits

      Exhibit No.  Description
      ----------------------------------------------------------
      10.3         Amended Lease for Euro Tech (Far East)
                   Ltd.'s main Hong Kong Office(1)

      10.4         Amended Lease for Euro Tech (Far East)
                   Ltd.'s Guangzhou Office(1)

      10.8         Sales Representative Agreement between
                   ThermoQuest Corporation and Euro Tech
                   (Far East) Ltd.(1)

      10.9         Distributorship Agreement between
                   Hach Company and Euro Tech (Far East)
                   Limited(1)

      10.17        Lease for Chongqing Office between
                   Chongqing Goddess Peak Travel Co.
                   and Euro Tech (China) Ltd.(1)

      10.18        Lease for Xian Office(1)

      10.19        Lease for Shenyang Office (1)

      10.20        Lease for Euro Tech Trading (Shanghai)
                   Ltd.'s Shanghai Office(1)

      10.21        Lease for Euro Tech (Far East) Ltd.'s
                   second Hong Kong Office(1)

      23.2         Consent of Arthur Andersen & Co., Hong
                   Kong(1)

----------
(1) Filed herewith.