Form 20-F/A
period 1997-12-31
EURO TECH HOLDINGS CO LTD
filed 1998-09-09
CIK 1026662

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURI-TIES EXCHANGE ACT OF 1934

                                       OR

[X] AMENDMENT NO. 1 TO ANNUAL REPORT ON FORM 20-F FILED ON OR ABOUT JULY 15, 1998 PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:       December 31, 1997
                          -------------------------------------

Date of Amendment:        September 9, 1998
                          -------------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________


Commission file number   000-22113

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

     Not Applicable
--------------------------------             -------------------------------
     Not Applicable
--------------------------------             -------------------------------

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


                                    2,068,200 shares of Common Stock
                                    ------------------------------------------

                                    1,740,000 Warrants
                                    ------------------------------------------


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                           Yes    X         No _________
                                 ---

         Indicate by check mark which financial statement item the registrant has elected to follow.


                  Item 17    X              Item 18 _________
                            ---


(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)


         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.


                           Yes __________   No ___________



                                      (ii)

         The Registrant hereby amends Item 4 "Control of Registrant" commencing on Page 22 and Item 13. "Interest of Management in Certain Transactions" commencing on page 42 of its Form 20F for its fiscal year ended December 31, 1997 as follows:

         Item 4.  Control of Registrant

         The following table sets forth, as of July 1, 1998, certain information concerning beneficial ownership of shares of Common Stock with respect to (i) each person known to the Company to own 10% or more of the outstanding shares of Common Stock, and (ii) all officers and directors of the Company as a group:


                                                     Amount and                 Approximate
                                                     Nature of                  Percentage
                                                     Beneficial                 of Common
                                                     Ownership                  Stock Owned

T.C. Leung(1)(2)(3).....................             2,500,000                    79%

Pearl Venture Ltd.(1)(2)..............               2,500,000                    79%

Regent Earning Ltd.(1)..............                 1,027,600                    50%

All Executive Officers and
Directors of the Company
as a group (7 persons)(2)(3)(4).........             2,650,000                    80%



     1 The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. ("Pearl") is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands. The address for Regent Earning Ltd. ("Regent") is Room 101 Wo Hing Commercial Building, No. 11 Wing Ho Street, Central Hong Kong.

     2 Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those shares of the Company's Common Stock owned of record by Regent, of which Pearl is the majority share-holder. See Item 13. "Interest of Management in Certain Transac- tions."

     3 Does not include such person's proportionate interest in shares of the Company's Common Stock held of record by Regent or Broadskill Investments, Inc. ("Broadskill"). Broadskill is a Hong Kong Corporation which owns an approximate 44% equity interest in Regent. See Item 13. "Interest of Management in Certain Transactions."

     4 Gives effect to the exercise of Management Options owned of record by the Company's executive officers and directors. See Item 13. "Interest of Management in Certain Transactions."

         Item 14.  Interest of Management in Certain Transactions.

         The Company was incorporated under the laws of the British Virgin Islands on September 30, 1996. Shortly after incorporation, the Company sold 50,000 shares of its Common Stock to Gusrae, Kaplan & Bruno and 100,000 shares of its Common Stock to Sidford for aggregate cash consideration of $1,500 or $.01 per share. Gusrae, Kaplan & Bruno is United States counsel to the Company and was granted the right to purchase said shares in partial consideration of its services rendered to the Company in connection with the Company's initial public offering ("Public Offering"). Sidford has been and is a business consultant to Far East which initially was paid HK$5,000 by Far East and granted the option to purchase the aforementioned 100,000 shares. In January 1997, Far East amended its consulting agreement with Sidford to pay Sidford $5,000 per month for twenty months. At that same time, the Company repurchased the 100,000 shares of its Common Stock held by Sidford.

         Pearl is a British Virgin Islands company which is a trust for the benefit of T.C. Leung, the Company's Chairman of the Board and Chief Executive Officer. Regent is a Hong Kong corporation.

         Concurrently with the closing of the Company's Public Offering in March of 1997, the Company consummated the acquisition of Far East by exchanging 1,400,000 shares of the Company's Common Stock for the 1,000,000 issued and outstanding shares of the Common Stock of Far East at a ratio of 1.4 (one and four-tenths) shares of the Company's Common Stock for each issued and outstanding share of Far East's Common Stock.

         Pearl was one of the original shareholders of Far East. Prior to 1995, Pearl and Regent purchased and accumulated 266,000 and 734,000 shares (or 100% in the aggregate) of the issued and outstanding common stock of Far East for an aggregate consideration of approximately HK$11,130,000. Broadskill is a Hong Kong corporation which owns an approximate 44% equity interest in Regent. No executive officer or director of the Company is an officer or director of Pearl, Regent or Broadskill. In addition to its direct record ownership of 372,400 shares of the Company's Common Stock, Pearl is also the beneficial owner of approximately 527,069 shares of the Company's Common Stock through its equity interest in Regent. Mr. Kwan, and each of Messrs. Wong, Sham and Ms. Wong, Executive Officers and Directors of the Company and Far East, have equity interests in Regent and/or Broadskill which if converted into shares of the Company's Common Stock would represent less than 5% in the case of Mr. Kwan, and less than 1% of the Company's Common Stock for each of Messrs. Wong and Sham and Ms. Wong, respectively.

         During its fiscal year ended December 31, 1996 ("Fiscal 1996"), the Company transferred its equity interests in three former subsidiaries, Armiston (a wholly owned subsidiary), Action (a 51% owned subsidiary) and Euro Electron (an 80% owned subsidiary) to Regent and Pearl in exchange for the book value price (an aggregate of HK$10,000) of the Company's interest in these three subsidiaries.

         On November 11, 1996 the Company completed a private placement of an aggregate of 1,000,000 Warrants (the "Private Warrants") at $.15 per Warrant and received therefrom aggregate gross proceeds of $150,000. May Davis Group, Inc. ("May Davis") acted as the Company's placement agent in connection with this private placement and received an aggregate of $19,500 in commissions and non-accountable expenses. The terms and conditions of the Private Warrants are identical to the Warrants sold in the Public Offering in March 1997 (the "Public Warrant"). In March 1997, the Company repurchased 70,000 Private Warrants at their purchase price for an aggregate repayment of $10,500.

         Mr. Leung may be deemed to be a "promoter" of the Company as such term is defined by the rules promulgated by the Commission under the Securities Act. As so defined, a promoter is any person who (i) acting alone or in conjunction with others, took the initiative in founding and organizing an issuer's business or enterprise, or (ii) in connection with founding and organizing the business or enterprise of an issuer, receives in consideration for services and/or property, ten percent or more or either of any class of the issuer's securities or the proceeds therefrom. Mr. Leung was the proponent of the Public Offering to raise capital for the Company and Far East and of establishing a company in the British Virgin Islands for that purpose. Mr. Leung is the beneficial owner of approximately 79% of the Company's shares of Common Stock after giving effect to the exercise of the 1,100,000 Management Options owned by him.

         The Company intends that all transactions between the Company and its executive officers and directors be on terms no less favorable than could be obtained from independent third parties and be approved by a majority of the Company's directors who are not interested in such transactions.

         All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 1998. The related companies with which the Company has engaged in transactions are Euro Electron, EuroTherm, Action and Armiston. During Fiscal 1997 the Company made sales to Action, Euro Electron and EuroTherm of approximately $4,000, $172,000 and $50,000, respectively. Additionally, during Fiscal 1997 the Company made purchasers from Action, Armiston and EuroTherm of approximately $6,000, $36,000 and $598,000, respectively.

         No loans or advances have been or will be made in the future to the Company's officers, directors or shareholders of at least five (5%) percent of the issued and outstanding shares of any class of equity securities ("5%-plus Shareholders"), or their respective affiliates unless such loans are for bona fide business purposes.

         In connection with the Public Offering, the Company sold to May Davis, for the sum of $10.00, Warrants to purchase up to 60,000 shares of the Company's Common Stock at $8.25 and Warrants, at a price of $.2475 per Warrant to purchase up to an additional 60,000 shares of the Company's Common Stock at $5.50 per share (the "May Davis Warrants"). The May Davis Warrants were not transferable until March 14, 1998, except to officers and partners of May Davis and selected dealers who participated in the Public Offering, and are exercisable until March 14, 2002. For the life of the May Davis Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Warrants and/or Common Stock of the Company with a resulting dilution in the interest of other securityholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the May Davis Warrants are outstanding, and at any time when the holder of the May Davis Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the May Davis Warrants. The Company has agreed, at its expense, to register under the Act, on one occasion, and at May Davis' expenses on another occasion, the May Davis Warrants and/or the underlying securities at the request of the holder thereof. The Company has also agreed to certain "piggy-back" registration rights for the holders of the May Davis Warrants and securities issuable upon exercise thereof.

         The Company has also agreed with May Davis, that if the Company, its current or future subsidiaries, if any, and its principal shareholders, or their respective affiliates, will until March 14, 2000 provide May Davis with a Right of First Refusal with respect to any public or private offering of securities to raise capital. May Davis must agree to undertake any such financing on the same or better terms as any other financing proposal.

         The Company has agreed that for a period of time ending not earlier than March 14, 2000, May Davis will have the right to designate a person to be a non-voting advisor to the Company's Board of Directors who will receive the same compensation as a member of the Board of Directors and who will be indemnified by the Company against any claims arising out of his participation at meetings of the Board of Directors. Alternatively, May Davis has the right, during such period, to designate one person to be elected to the Company's Board of Directors. The Company has agreed to use its best effort to obtain the election of the May Davis designee and such person shall be entitled to receive the same compensation, expense reimbursement and other benefits as any other non-employee Director of the Company, if any. May Davis has designated Mr. Goldberg for the Company's Board of Directors. At the completion of the Public Offering, the Company retained May Davis to act as a financial consultant for a period of time concluding on March 14, 2000 for fees aggregating $108,000 which were paid in full at that time.

         The Company has authorized the issuance of 1,400,000 Options to purchase up to an aggregate of 1,400,000 shares of Common Stock (the "Management Options") to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 for a term of ten years.

         The exercise price and the number of shares of Common Stock purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Common Stock and securities convertible into or exchangeable for Common Stock excluding certain issuances of shares of the Company's Common Stock. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to $.05. In the event of any capital reorganization, certain reclassifications of the Common Stock, any consolidation or merger involving the Company (other than (i) a consolidation or merger which does not result in any reclassification or change in the outstanding shares of Common Stock or (ii) the acquisition of Far East or any other business), or sale of the properties and assets of the Company, as, or substantially as, an entirety to any other corporation, Management Options will thereupon become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of Common Stock of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger, or sale) upon exercise of such Management Options would have been entitled upon such reorganization, reclassification, consolidation, merger, or sale.

         The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the following information with respect to Management Options granted to date: (i) the aggregate amounts of shares of Common Stock subject to Management Options granted to date; and (ii) the per share exercise price for the Management Options granted to these individuals. No other options to these individuals were issued and outstanding as of July 1, 1998.

Names of Executive                                            Shares Subject               Per Share
Officers and Directors                                          to Options               Exercise Price
----------------------                                        ---------------           ----------------
T.C. Leung........................                              750,000                     $5.50
                                                                350,000                     $4.00
Alex Sham.........................                               30,000                     $5.50
                                                                 20,000                     $4.00
Jerry Wong........................                               25,000                     $5.50
                                                                 15,000                     $4.00
Nancy Wong........................                               22,500                     $5.50
                                                                  7,500                     $4.00
C.P. Kwan.........................                               22,500                     $5.50
                                                                  7,500                     $4.00





All Executive Officers and
Directors as a Group (7 persons)                              1,250,000                     $4.00-$5.50(5)

         Other officers and/or employees of the Company have been or will be granted Management Options to purchase an aggregate of 150,000 Management Options, all of which will be exercisable at $5.50 per share. No Management Options have been exercised as of July 1, 1998.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         EURO TECH HOLDINGS COMPANY LIMITED
                                         -------------------------------------
                                                    (Registrant)



                                         /s/ T.C. Leung
                                         -------------------------------------
                                         Chief Executive Officer and Chairman
                                         of the Board


Date: September 9, 1998

































-------------------------
     5        Price range.