Form 20-F
period 1998-12-31
EURO TECH HOLDINGS CO LTD
filed 1999-06-24
CIK 1026662

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

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

NOT APPLICABLE
------------------------------------      --------------------------------------

NOT APPLICABLE
------------------------------------      --------------------------------------

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

                                                2,068,200 SHARES OF COMMON STOCK
                                                --------------------------------

                                                1,680,000 WARRANTS
                                                --------------------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes |X|   No |_|

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |X|    Item 18 |_|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Yes |_|   No |_|

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

Total Organic Carbon Analyzer:      An analytical instrument that measures
                                    organic contamination in water.

                                TABLE OF CONTENTS

PART I.........................................................................1

   ITEM 1. DESCRIPTION OF BUSINESS.............................................1
   ITEM 2. DESCRIPTION OF PROPERTY............................................17
   ITEM 3. LEGAL PROCEEDINGS..................................................18
   ITEM 4. CONTROL OF REGISTRANT..............................................18
   ITEM 5. NATURE OF TRADING MARKET...........................................19
   ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
           SECURITYHOLDERS....................................................20
   ITEM 7. TAXATION...........................................................21
   ITEM 8. SELECTED FINANCIAL DATA............................................22
   ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS..........................................24
   ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........32
   ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT..............................33
   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS............................34
   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....36
   ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...................36

PART II.......................................................................41

   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED........................41

PART III......................................................................41

   ITEM 15. DEFAULTS UPON SENIOR SECURITIES...................................41
   ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
            SECURITIES AND USE OF PROCEEDS....................................41

PART IV.......................................................................42

   ITEM 17. FINANCIAL STATEMENTS..............................................42
   ITEM 18. FINANCIAL STATEMENTS..............................................42
   ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.................................43

         FORWARD LOOKING STATEMENTS. This annual report contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Commission or otherwise. Such forward looking statements are within the meaning of that term in Section 21E of the Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Annual Report, including those contained in the sections entitled Item 1. "Business - Risks" and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the notes to the Company's Financial Statements, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

         Euro Tech Holdings Company Limited (the "Company") was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation ("Far East"). The Company successfully completed a public offering (the "Public Offering") of approximately 618,200 shares of Common Stock, $.01 par value, and 690,000 Redeemable Common Stock Purchase Warrants (the "Common Stock"), from which the Company received net proceeds of approximately $1,817,000, in or about March 1997. Pursuant to and concurrently with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water. Where appropriate, references to the business of the Company refer to the business of Far East.

         The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the People's Republic of China (the "PRC"). The Company distributes products to more than 400 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, and to sub-distributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Wallace & Tiernan Pacific Pty. Ltd. ("Wallace"), Hach Company, Inc. ("Hach"), Hioki E.E. Corp. ("Hioki") and Finnigan Corporation ("Finnigan") (now a wholly-owned subsidiary of ThermoQuest Corporation ("ThermoQuest"), which are the Company's largest suppliers, with purchases from them accounting for approximately 6%, 14%, 11% and 8%, respectively, of the Company's sales during its fiscal year ended December 31, 1997 ("Fiscal 1997") and 7%, 17%, 7% and 9%, respectively, of the Company's sales during its fiscal year ended December 31, 1998 ("Fiscal 1998").

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

         In or about March 1997, the Company began its Public Offering and thereby sold 618,200 shares of Common Stock at $5.00 per share and 690,000 Warrants at a purchase price of $.15 per share, each entitling the holder thereof to purchase one share of Common Stock at $5.50 (the "Exercise Price"), subject to adjustment, commencing in or about March 1998, for aggregate net proceeds of approximately $1,817,000. At December 31, 1998, no Warrants had been exercised.

         The Company used a portion of the net proceeds of the Public Offering to (a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment, and (b) to expand its product assembly operations to other products of the kind now distributed by the Company, either pursuant to an agreement to be entered into with a PRC-based entity for assembly-process assistance through partnerships or joint ventures, or for the acquisition of a manufacturing plant, and (c) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC. The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remained only a distributor of such products. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may realize higher revenues and net income. In the event the Company is unable to complete a definitive agreement with STIP, it intends to continue to seek assembly-process assistance through partnerships or joint ventures with or the acquisition of other PRC-based entities.

         The Company has engaged a business consultant to assist with identifying manufacturing plants and engineering companies which would make suitable acquisition targets. The Company contemplates , but as to which no assurance can be made, that such entities, if acquired, would assist in the assembly of its products and offer customer turnkey projects and solutions.

         During Fiscal 1997 and Fiscal 1998, the Company had sales of approximately $12,510,000 and $12,757,000, respectively, and net income of approximately $438,000 and $255,000, respectively.

BACKGROUND

         The Company presently has three subsidiaries, all of which are wholly-owned.

         The Company's wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

         Far East was established in 1971, under the name of Eurotherm (Far
East) Ltd., as a subsidiary of a United Kingdom publicly traded company (Eurotherm Ltd.) to market and distribute Eurotherm Ltd.'s industrial control equipment in Hong Kong and Southeast Asia. Far East expanded its activities into PRC in 1973. In the early 1980's, Far East began the distribution of high-tech equipment manufactured in the United States, Europe and Japan into PRC, in addition to its distribution activities on behalf of its parent. In 1988, the activities of the parent and Far East were separated into Eurotherm International ("Eurotherm") and Far East. By 1994, all of the capital stock of Far East had been purchased by its management and Far East changed its name from Eurotherm (Far East) Ltd. to its current name. See Item 13. "Interest of Management in Certain Transactions."

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

Laboratory and portable instruments generally consist of analytical instruments including but not limited to the following: spectrophotometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See "Glossary."

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

         Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States softdrink producer, which are located in the PRC; total organic carbon analyzers to the People's Liberation Army (the PRC armed forces), water quality monitoring instruments to well known United States fast food franchisor's restaurants located in Hong Kong and the PRC, and to well known United States and European beer producers bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler accounts for less than one percent of the Company's sales and the People's Liberation Army accounts for approximately one percent of the Company's sales.

         Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong's Victoria Harbor, more than ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), and the Beijing Environmental Monitoring Centre. The Company is also one of two distributors supplying continuous water monitoring systems to Beijing's Hydrology Station.

         The Company derived approximately 48.5% and 48.3% of its sales from the sale of Scientific Instruments during Fiscal 1997 and Fiscal 1998, respectively.

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

         The Company derived approximately 28.3% and 29% of its sales from the sale of Process Control and Engineering Products during Fiscal 1997 and Fiscal 1998, respectively.

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

         The Company derived approximately 14.8% and 12.1% of its sales from the sale of these Other Products during Fiscal 1997 and Fiscal 1998, respectively.

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

         The Company derived approximately 8.4% and 10.6% of its sales from Special Projects and Technical Support Operations during Fiscal 1997 and Fiscal 1998, respectively.

         CUSTOMERS. At the end of Fiscal 1998, the Company had more than 400 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 1998, no single customer accounted for more than 5% of the Company's sales and the Company does not believe that any single customer or sub-distributor is material to its operations.

         OTHER DISTRIBUTION LINES. The Company has previously established subsidiaries to distribute products not directly related to its core business of distributing water and waste-water-related products, but it has consolidated its operations to focus more on this core business, spinning off its subsidiaries which are incompatible with its core business.

         One such former subsidiary had been established to distribute telecommunication products. Manufacturers of telecommunication products generally distributed their products directly to end users without using distributors, and technical expertise with telecommunication products was also found to be necessary for entering this market. Hence, this subsidiary never progressed past a start-up stage.

         Another former subsidiary, an industrial computer distributor, lost its principal source manufacturer when the manufacturer sold its industrial computer production line to another supplier, while another major manufacturer of industrial computers established its own distribution operation in Hong Kong and the PRC.

         The Company has also from time to time been involved with other businesses not related to its core business, including investing in real estate. The Company currently owns real property in Hong Kong which it intends to sell. Although the Company is presently discontinuing or disposing of operations not related to its core business, in the future, the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate. See Item 2.
"Description of Property."

SOURCES OF SUPPLY

         The Company has exclusivity agreements covering specific geographic areas with many of its suppliers for certain products. Such agreements do not encompass all products distributed by the Company and all market areas served by the Company. The Company's agreement with Finnigan for most products does not include the PRC and similarly, the Company's agreement with Wallace is limited to Hong Kong. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company also has exclusive distribution agreements with Royce Instrument Corporation for certain of that manufacturer's products in Hong Kong and the PRC.

         The Company distributes products manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's primary suppliers, with purchases from them accounting for approximately 6%, 14% 11% and 8%, respectively, of the Company's sales during Fiscal 1997 and 7%, 17%, 7% and 9%, respectively, of the Company's sales during Fiscal 1998. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and Finnigan. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company's agreement with Finnigan for most products does not include the PRC, while the Company's agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao. The Company's agreement with Wallace is terminable by either party on thirty days notice prior to its annual renewal date. The Company's agreement with Finnigan is terminable on ninety days notice by either party. The Company's agreement with Hach expires in May 2000, unless renewed. Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

EXPANSION

         Other than the potential acquisitions of manufacturing plants and engineering companies for proposed product - assembly operation, the Company has no other plans for expansion. In addition, although the Company has disposed of certain subsidiaries in transactions with affiliates and disposed of certain realty held for investment purposes, in an effort to streamline its structure and concentrate on its core business, in the future the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate.

REGULATORY ENVIRONMENT

         Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC has experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC's primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to the Company, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. According to the Company, SEPA has recently identified 100,000 enterprises as new major pollution sources and the number of monitoring stations for industrial firms is anticipated to increase to 400,000 in the next five years, according to government estimates. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. Despite this anticipated growth in monitoring stations, there can be no assurance that the agencies will continue to use the Company's products for these purposes, that other market competitors will not enter the market with superior products, distribution systems or more competitive prices.
See "-- Competition."

COMPETITION

         The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has begun to implement plans to assemble products of the kind that it presently distributes. Should an assembly operation be developed to the stage where products are presented to the market, the Company may be in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company's ability or such competitor's willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company's core business.

         In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign-manufactured and higher-priced than products manufactured in the PRC. As a result, the Company reduced its sales prices to remain competitive, with a corresponding negative impact upon profit margins. During Fiscal 1996, Fiscal 1997 and Fiscal 1998, the Company's profit margins were approximately 22.7%, 24.9%, and 24.3% respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company's more extensive distribution network and an established reputation.

PROPOSED PRODUCT ASSEMBLY OPERATIONS

         The Company plans to assemble certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The Company has engaged a business consultant to look for suitable manufacturing plant targets for acquisition. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

         It is anticipated that any acquired manufacturing plant will provide the Company with leased space for the Company to assemble, warehouse and distribute its products from and provide the Company with technical and non-technical employees. The Company has decided not to go forward with a preliminary agreement with the Shanghai Termometric Instrument Plant ("STIP") as the Company has determined that its facilities were not suitable for the Company's purposes as STIP is primarily engaged in the temperature control industry. The Company is now discussing its potential expansion with environment protection instrument companies. There is no assurance that the Company will be able to make satisfactory arrangements or commence assembly operations.

SALES AND MARKETING

         The Company distributes products through its principal office located in Hong Kong and its regional PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Company has a marketing and sales force of 32 people who are paid a salary plus commission based on sales. The Company's offices also coordinate the sales efforts of approximately twelve other companies located in the PRC which act as sub-distributors. These sub-distributors are paid a commission on sales they generated, and are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the twelve sub-distributors accounted for less than two percent of the Company's sales during Fiscal 1997 and Fiscal 1998.

EMPLOYEES

         The Company has approximately 63 full-time employees, including a marketing and sales staff of 32, an administrative staff of 20 and a technical support staff of 11.

         The Company's management consists of its officers and directors.

         The Company is not subject to any collective bargaining agreement and believes that its relationship with its employees are good.

                                      RISKS

CERTAIN RISKS RELATING TO DOING BUSINESS IN HONG KONG AND PRC.

PRC SOVEREIGNTY OVER
HONG KONG STILL DEVELOPING          o           The Company's executive and
                                                principal offices are located in
                                                Hong Kong, a Special
                                                Administrative Region of China
                                                (an "SAR"; Hong Kong is
                                                sometimes herein referred to as
                                                the "Hong Kong SAR").

                                    o           As provided in the Sino-British
                                                Joint Declaration on the
                                                Question of Hong Kong (the
                                                "Joint Declaration") and the
                                                Basic Law of the Hong Kong SAR
                                                of China (the "Basic Law"), the
                                                Hong Kong SAR is provided a high
                                                degree of autonomy except in
                                                foreign and defense affairs.
                                                Based on the current political
                                                conditions and the Company's
                                                understanding of the Basic Law,
                                                the Company does not believe
                                                that the transfer of sovereignty
                                                over Hong Kong has had an
                                                adverse impact on its financial
                                                and operating environment.

                                    o           The Company's results of
                                                operations and financial
                                                condition may be influenced by
                                                the political situation in Hong
                                                Kong and by the general state of
                                                the Hong Kong economy. See "--
                                                Economic Instability; Currency
                                                Exchange Rate."

                                    o           There can be no assurance that
                                                these past or any prospective
                                                future changes in political or
                                                other conditions will not result
                                                in a material adverse affect
                                                upon the Company or Far East.

ECONOMIC INSTABILITY;
CURRENCY EXCHANGE RATE              o           Most economies in the Far East
                                                are suffering from large debts,
                                                declining company earnings and
                                                economic growth, and significant
                                                currency devaluation. The region
                                                has also suffered from the
                                                effects of the resulting capital
                                                flight from financial
                                                institutions.

                                    o           On June 22, 1998, the Hong Kong
                                                Chief Executive announced an
                                                immediate freeze on new
                                                government land sales through
                                                April 22, 1999 in an attempt to
                                                stabilize property prices which
                                                have on average fallen
                                                approximately 43% from their
                                                1997 peak, and ease tightening
                                                credit. Financial institutions
                                                could face additional pressure
                                                from possible defaults on loans
                                                made for property. Issuer stock
                                                valuations also dropped sharply
                                                from a 1997 high on the main
                                                Hong Kong stock index (the Hang
                                                Seng). On August

                                                7, 1997, the Hang Seng Index was
                                                16,673.27. On June 11, 1999,
                                                that index stood at 12,839.12.
                                                There can be no assurance that
                                                these problems will not abate or
                                                worsen or that recovery will
                                                occur in the near future, if at
                                                all, in which event the Company
                                                may likely be materially
                                                adversely affected.

ECONOMY MAY BE
UNSTABLE                            o           Unlike many other countries
                                                economies, the PRC government's
                                                economic philosophy is based
                                                upon a "planned" economy model
                                                as opposed to a "free
                                                enterprise" or "capitalist"
                                                model with moderate government
                                                regulation which is the typical
                                                model in most developed, Western
                                                nations. For more than forty
                                                years, the PRC economy has been,
                                                and presently continues to be, a
                                                socialist economy operating
                                                under government controls
                                                promulgated under various one-,
                                                five- and ten-year plans
                                                (collectively, "State Plans")
                                                adopted by central Chinese
                                                government authorities and
                                                implemented, to a large extent,
                                                by provincial and local
                                                authorities which may set
                                                production and development
                                                targets.

                                    o           Since approximately the early
                                                1980s the Chinese government has
                                                implemented certain policies
                                                that emphasize decentralization
                                                of decision-making power and
                                                responsibility with respect to
                                                matters such as allocation of
                                                funds and the regionalization of
                                                economic development, reduce the
                                                role of government planning and
                                                permit some utilization of
                                                market forces in the development
                                                of its economy. Such economic
                                                reform measures or other
                                                policies, if continued, may be
                                                inconsistent, ineffectual, or
                                                discontinued at any time with or
                                                without notice, and the Company
                                                may not be able to benefit from
                                                any or all such reforms or
                                                policies.

                                    o           The success of the Company's
                                                activities in the PRC depends on
                                                the Company's continued ability
                                                to overcome circumstances
                                                specifically affecting the
                                                industrial sector, including the
                                                relatively poor infrastructure,
                                                road transportation and
                                                communications network and an
                                                uncertain legal and regulatory
                                                environment.

ECONOMIC REFORMS MAY
NOT CONTINUE OR IMPACT
POSITIVELY ON THE
COMPANY; CHANGING
BUSINESS ENVIRONMENT                o           During much of the past twenty
                                                years, the PRC has been
                                                reforming its economic and
                                                political systems in the
                                                direction
                                                of a more "free market" economy.
                                                Many of the reforms are
                                                unprecedented for the PRC and
                                                can be expected to be refined
                                                and readjusted. This refinement
                                                and readjustment process may not
                                                always have a positive effect on
                                                the Company.

                                    o           The Company's results at times
                                                may also be adversely affected
                                                by:

                                                o  changes in
                                                   political, economic
                                                   and social
                                                   conditions in the
                                                   PRC
                                                o  by changes in
                                                   government policies
                                                   such as changes in
                                                   laws and regulations
                                                   (or their
                                                   interpretation)
                                                o  the introduction of
                                                   additional measures
                                                   to control inflation
                                                o  changes in the rate
                                                   or method of
                                                   taxation
                                                o  imposition of
                                                   additional
                                                   restrictions on
                                                   currency conversion
                                                   remittances abroad
                                                o  reduction in tariff
                                                   protection and other
                                                   import restrictions
                                                o  a return to the more
                                                   centrally-planned
                                                   economy that existed
                                                   prior.

UNEVEN ECONOMIC
GROWTH                              o           The PRC's economy has
                                                experienced significant growth
                                                in recent years, but that growth
                                                has been uneven among various
                                                geographic regions and economic
                                                sectors. Economic reforms and
                                                growth in the PRC have been more
                                                successful in certain provinces
                                                than in others, and the
                                                continuation or increase of such
                                                disparities could adversely
                                                affect political or social
                                                stability.

PRC INFLATION                       o           The PRC has recently experienced
                                                substantial rates of inflation,
                                                although inflation has declined
                                                in the most recent years. The
                                                PRC government's measures to
                                                restrain inflation have had a
                                                significant adverse impact on
                                                the Company in the past and more
                                                measures in this regard or other
                                                actions by the PRC government
                                                could materially and adversely
                                                affect the Company, its business
                                                and results of operations. See
                                                --"Adverse Impact upon Company
                                                of PRC's Credit Restrictions."

REGIONAL ECONOMIC
PROBLEMS                            o           Most economies in the Far East
                                                are suffering from large debts,
                                                declining company earnings and
                                                economic growth, and significant
                                                currency devaluation. The region
                                                has also suffered from the
                                                effects of the resulting capital
                                                flight on financial
                                                institutions. These problems may
                                                materially adversely affect
                                                political and economic
                                                conditions in Hong Kong and the
                                                PRC. There can be no assurance
                                                that such problems will not
                                                abate or worsen, or continue for
                                                a protracted period, or that
                                                recovery will occur in the near
                                                future, if at all, in which
                                                event the Company may likely be
                                                materially adversely affected.

UNCERTAIN LEGAL SYSTEM
AND APPLICATION OF LAWS             o           The legislative trend in the PRC
                                                over the past decade has been to
                                                enhance the protection afforded
                                                to foreign investment and allow
                                                for more active control by
                                                foreign parties of foreign
                                                invested enterprises. There can
                                                be no assurance that this will
                                                continue. In addition, as the
                                                PRC economy, business and
                                                commercial framework and legal
                                                system all continue to develop,
                                                that development may adversely
                                                affect the Company's activities
                                                in the PRC or the ability of the
                                                Company to enter into
                                                Sino-foreign agreements.

PRC LEGAL SYSTEM
BUSINESS LAWS DEVELOPING            o           The PRC does not yet possess a
                                                comprehensive body of business
                                                law or a consolidated body of
                                                laws governing foreign
                                                investment enterprises. As a
                                                result, the enforcement,
                                                interpretation and
                                                implementation of existing laws,
                                                regulations or agreements may be
                                                sporadic, inconsistent and
                                                subject to considerable
                                                discretion. The PRC's judiciary
                                                has not had sufficient
                                                opportunity to gain experience
                                                in enforcing laws that exist,
                                                leading to a higher than usual
                                                degree of uncertainty as to the
                                                outcome of any litigation. As
                                                the legal system develops,
                                                entities such as the Company may
                                                be adversely affected by new
                                                laws, changes to existing laws
                                                (or interpretations thereof) and
                                                preemption of provincial or
                                                local laws by national laws.
                                                Even when adequate law exists in
                                                the PRC, it may not be possible
                                                to obtain speedy and equitable
                                                enforcement of the law.

GOVERNMENT CURRENCY
CONTROLS                            o           The PRC government imposes
                                                control over its foreign
                                                currency reserves in part
                                                through direct regulation of the
                                                conversion of Renminbi into
                                                foreign exchange and through
                                                restrictions on foreign imports.
                                                The conversion of Rmb into Hong
                                                Kong and United States Dollars
                                                must be based on rates set by
                                                the People's Bank of China
                                                ("PBOC"), which rates are set
                                                daily based on the previous
                                                day's Chinese interbank foreign
                                                exchange market rate with
                                                reference to current exchange
                                                rates on the world financial
                                                markets.

                                    o           The official Rmb to U.S. dollar
                                                exchange rate declined from
                                                Rmb3.73 to US$1.00 at the
                                                beginning of 1989 to Rmb5.81 to
                                                US$1.00 at the end of 1993. In
                                                1993, there was significant
                                                volatility in the swap rate of
                                                Rmb to U.S. dollars, and there
                                                was a significant devaluation in
                                                the exchange rate on January 1,
                                                1994, to Rmb 8.70 to U.S.$1.00,
                                                in connection with the abolition
                                                of the official exchange rate
                                                and implementation of the new
                                                managed floating rate foreign
                                                exchange system.

                                    o           Although the Rmb to U.S. dollar
                                                exchange rate has generally been
                                                stable since January 1, 1994 and
                                                the PRC government has stated
                                                its intention to intervene in
                                                the future to support the value
                                                of the Rmb, there can be no
                                                assurance that exchange rates
                                                will not again become volatile
                                                or that the Rmb will not devalue
                                                further against the U.S. dollar
                                                or Hong Kong dollar. Exchange
                                                rate fluctuations may adversely
                                                affect the Company because of
                                                foreign currency denominated
                                                liabilities, and may materially
                                                adversely affect the value,
                                                translated into U.S. dollars, of
                                                the Company's net fixed assets
                                                situated and to be situated in
                                                the PRC, earnings and dividends.

TURBULENT RELATIONS
WITH THE UNITED STATES              o           The United States has from time
                                                to time considered
                                                discontinuance of the PRC's Most
                                                Favored Nation ("MFN") trade
                                                status, which provides the PRC
                                                with the trading privileges
                                                available generally to trading
                                                partners of the United States.
                                                The United States and the PRC
                                                have been involved in
                                                controversies over (a) the
                                                protection in the PRC of
                                                intellectual property rights
                                                that threatened a trade war
                                                between the countries, (b) the
                                                terms of the PRC's entrance into
                                                the World Trade Organization,
                                                (c) the NATO bombing on May 7,
                                                1999 of the PRC's Embassy in
                                                Belgade, and (d) the protection
                                                of human rights in the PRC. The
                                                United States annually
                                                reconsiders the renewal of the
                                                PRC's MFN status. However, there
                                                can be no assurance that the
                                                United States will not revoke or
                                                refuse to extend the PRC's MFN
                                                status in
                                                the future.

CERTAIN RISKS RELATION TO COMPANY'S BUSINESS.

DISPOSED OF SUBSIDIARIES            o           The Company disposed of several
                                                unsuccessful subsidiaries which
                                                had sustained losses in
                                                businesses outside the Company's
                                                core business.

                                    o           The Company has from time to
                                                time invested in real estate in
                                                Hong Kong. Although the Company
                                                has derived past profits from
                                                some of its investments in Hong
                                                Kong real estate, there can be
                                                no assurance that the Company
                                                will ever derive a profit from
                                                any future investments in Hong
                                                Kong realty. As a result of the
                                                recent transfer of sovereignty
                                                over Hong Kong from the United
                                                Kingdom to China, any investment
                                                in Hong Kong realty will be
                                                subject to the risks arising
                                                from that transfer, including
                                                but not limited to the possible
                                                appropriation of realty by the
                                                Chinese government. In addition,
                                                in Mid-1998 the Government of
                                                Hong Kong froze public land
                                                sales and dispositions of
                                                property through April 1999 in
                                                order to stabilize Hong Kong
                                                property values which had
                                                substantially declined from
                                                their peak in 1997. See "Item 9.
                                                "Management's Discussion and
                                                Analysis of Financial Condition
                                                and Results of Operations."

DEPENDENCE
UPON MANAGEMENT                     o           The Company is dependent upon
                                                the services of its executive
                                                officers, in particular Mr. T.C.
                                                Leung, the Chairman of the
                                                Company's Board of Directors and
                                                its Chief Executive Officer. The
                                                business of the Company could be
                                                adversely effected by the loss
                                                of services of, or a material
                                                reduction in the amount of time
                                                devoted to the Company by its
                                                executive officers. Although the
                                                Company is the beneficiary of a
                                                "Key Person" life insurance
                                                policy in the amount of
                                                $1,000,000 on the life of Mr.
                                                Leung, there can be no assurance
                                                that such coverage will be
                                                sufficient to compensate the
                                                Company for the loss of the
                                                services of Mr. Leung. See Item
                                                10. "Directors and Officers of
                                                Registrant."

ADVERSE IMPACT UPON
COMPANY OF PRC'S
CREDIT RESTRICTIONS                 o           The Company faces competition
                                                from other distributors of
                                                substantially similar products
                                                and manufacturers themselves,
                                                both foreign and Chinese. The
                                                Company faces its principal
                                                competition from foreign
                                                manufacturers and other
                                                distributors of their products
                                                situated in Hong Kong and the
                                                PRC. In 1994, the PRC tightened
                                                its credit nationwide and, as a
                                                result, the Company believes
                                                that purchasers of the products
                                                distributed by the Company
                                                sought reduced prices. The
                                                products distributed by the
                                                Company were foreign
                                                manufactured and higher priced
                                                than Chinese manufactured
                                                products. The Company reduced
                                                its sales prices and its profit
                                                margins to remain competitive.

COMPETITION WITH VENDORS            o           As the Company plans to assemble
                                                products of the kind that it
                                                presently distributes, the
                                                Company may directly compete
                                                with certain of its vendors. Any
                                                such direct competition may
                                                adversely affect its
                                                relationship with its vendors.
                                                See Item 1. "Description of
                                                Business."

DEPENDENCE ON VENDORS;
LACK OF LONG
TERM AGREEMENTS                     o           The Company distributes supplies
                                                manufactured by a number of
                                                vendors, including Wallace,
                                                Hach, Hioki and Thermoquest,
                                                which are the Company's largest
                                                suppliers. The Company has only
                                                a letter from Hioki appointing
                                                the Company as Hioki's sales
                                                representative in the PRC, Hong
                                                Kong and Macao, its agreements
                                                with each of Wallace and
                                                ThermoQuest are terminable on
                                                thirty days notice by either
                                                party prior to the renewal date
                                                and the agreement with Hach
                                                expires in May 2000, unless
                                                renewed. Although alternative
                                                sources of supply exist, there
                                                can be no assurance that the
                                                termination of the Company's
                                                relationship with any of the
                                                above or other vendors would not
                                                have a short-term adverse effect
                                                on the Company's operations due
                                                to the Company's dependence on
                                                these vendors.

CONTROL BY T.C.
LEUNG; POTENTIAL
CONFLICT OF INTERESTS               o           T.C. Leung, the Company's
                                                Chairman of the Board and Chief
                                                Executive Officer, as a
                                                practical matter, is able to
                                                nominate and cause the election
                                                of all the members of the
                                                Company's Board of Directors,
                                                control the appointment of its
                                                officers and the day-to-day
                                                affairs and management of the
                                                Company. As a consequence, Mr.
                                                Leung can have the Company
                                                managed in a manner that would
                                                be in his own interests and not
                                                in the interests of the other
                                                shareholders of the Company. See
                                                Item 4. "Controls of Registrant"
                                                and Item 10. "Directors and
                                                Officers of Registrant."

CERTAIN LEGAL CONSEQUENCES
OF INCORPORATION IN THE
BRITISH VIRGIN ISLANDS;
RIGHTS OF SHAREHOLDERS
NOT AS EXTENSIVE
AS IN U.S. CORPORATIONS;            o           Principles of British Virgin
                                                Islands ("BVI") corporate law
                                                relating to such matters as the
                                                validity of the Company
                                                procedures, the fiduciary duties
                                                of management and the rights of
                                                the Company's shareholders may
                                                differ from those that would
                                                apply if the Company were
                                                incorporated in a jurisdiction
                                                within the United States.

                                    o           The rights of shareholders under
                                                British Virgin Islands law are
                                                not as extensive as the rights
                                                of shareholders under
                                                legislation or judicial
                                                precedent in many United States
                                                jurisdictions. Under United
                                                States law, majority and
                                                controlling shareholders
                                                generally have certain
                                                "fiduciary" responsibilities to
                                                the minority shareholders.
                                                United States Shareholder action
                                                must be taken in good faith and
                                                action by controlling
                                                shareholders which are obviously
                                                unreasonable may be declared
                                                null and void.

                                    o           The BVI law protecting the
                                                interests of the minority
                                                shareholders is not as
                                                protective in all circumstances
                                                as the law protecting minority
                                                shareholders in United States
                                                jurisdictions. The shareholders
                                                of the Company may have more
                                                difficulty in protecting their
                                                interests in the face of actions
                                                by the Company's Board of
                                                Directors, and may have more
                                                limited rights, than they might
                                                have as shareholders of a
                                                company incorporated in many
                                                United States jurisdictions.

UNCERTAINTY OF
ENFORCING UNITED STATES
JUDGMENTS                           o           There is some uncertainty
                                                whether BVI courts would enforce
                                                judgments of the courts of the
                                                United States and of other
                                                foreign jurisdictions, or
                                                enforce actions brought in the
                                                BVI which are based upon the
                                                securities laws of the United
                                                States. A final monetary
                                                judgment obtained in the United
                                                States will be treated as a
                                                cause of action in itself by the
                                                BVI courts so that no retrial of
                                                the issues would be necessary,
                                                provided that material
                                                preconditions are met and the
                                                proceedings pursuant to which
                                                judgment was obtained were not
                                                contrary to the rules of natural
                                                justice.

                                    o           All but one of the Company's
                                                directors reside outside of the

                                                United States, service of
                                                process upon the Company and
                                                such persons may be difficult to
                                                effect in the United States upon
                                                all such directors and officers.

                                    o           All of the Company's assets are
                                                and will be located outside of
                                                the United States, in Hong Kong
                                                and the PRC, and any judgment
                                                obtained in the United States
                                                may not be enforced in those
                                                jurisdictions. Hong Kong courts
                                                will not directly enforce
                                                against the Company or such
                                                persons judgments obtained in
                                                the United States. There is also
                                                substantial doubt as to the
                                                enforceability in the PRC of
                                                actions to enforce judgments of
                                                the United States' courts
                                                arising out of or based on the
                                                ownership of the securities
                                                offered hereby, including
                                                judgments arising out of or
                                                based on the civil liability
                                                provisions of United States
                                                federal or state securities laws
                                                or otherwise. See "-- Certain
                                                Legal Consequences of
                                                Incorporation in the British
                                                Virgin Islands; Rights of
                                                Shareholders not as Extensive as
                                                in U.S. Corporations" and "--
                                                Uncertainty of Enforcing U.S.
                                                Judgments."

ITEM 2. DESCRIPTION OF PROPERTY

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

         In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and as of December 31, 1998, had an outstanding mortgage of approximately $328,000 in principal, bearing interest at Hong Kong's prime rate plus 1.75%, which mortgage repayable in eighty-four monthly installments through approximately November 2002. In April 1997, the Company leased out the property at a monthly rental of approximately $2,200.

         The Company also maintains regional sales offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing sales office is situated on property purchased in November 1994. The Shanghai sales office is situated on property purchased in August 1995. The Guangzhou sales office is rented pursuant to a lease expiring in March 2000 for approximately $520 per month. The Chongqing sales office is rented pursuant to a lease expiring in January 2000 for approximately $240 per month. The Xian sales office is rented pursuant to a lease expiring in December 1999 for approximately $290 per month. The Shenyang office is rented pursuant to a lease expiring in

December 1999 for approximately $270 per month. The Company's office in Shanghai is rented pursuant to a lease expiring in April 2000 for approximately $270 per month.

         The Company's registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (809) 494-5296.

ITEM 3. LEGAL PROCEEDINGS

         The Company is not a party to any material legal proceedings.

ITEM 4. CONTROL OF REGISTRANT

         The following table sets forth, as of May 14, 1999, certain information concerning beneficial ownership of shares of Common Stock with respect to (i) each person known to the Company to own 10% or more of the outstanding shares of Common Stock, and (ii) all officers and directors of the Company as a group:

                                                       AMOUNT AND    APPROXIMATE
                                                       NATURE OF     PERCENTAGE
                                                       BENEFICIAL    OF COMMON
                                                       OWNERSHIP     STOCK OWNED
                                                       ---------     -----------
T.C. Leung(1)(2)(3) ................................   2,500,000        79%
Pearl Venture Ltd.(1)(2)............................   2,500,000        79%
Regent Earning Ltd.(1)..............................   1,027,600        50%
All Executive Officers
and Directors of the
Company as a group
(7 persons)(4)......................................   2,650,000        80%

ITEM 5. NATURE OF TRADING MARKET

         The Company has two classes of securities presently registered: Common Stock and Warrants. These securities are presently traded on the NASDAQ SmallCap Market under the trading symbols "CLWT" and "CLWTW," respectively, and have so traded since the Company's Public Offering in March 1997.

         The high and low bid price quotations for the Common Stock securities in every calendar quarter of trading since the Public Offering are as follows:



----------
(1) The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. ("Pearl") is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands. The address for Regent Earning Ltd. ("Regent") is Room 101,.Chong Kin Commercial Building, No. 11 Wing Ho Street, Central Hong Kong.
(2) Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those shares of the Company's Common Stock owned of record by Regent, of which Pearl is the majority shareholder. See Item 13. "Interest of Management in Certain Transactions."
(3) Does not include such person's proportionate interest in shares of the Company's Common Stock held of record by Regent or Broadskill Investments Inc. ("Broadskill"). Broadskill is a Hong Kong Corporation which owns an approximate 34% equity interest in Regent. See Item 13. "Interest of Management in Certain Transactions."
(4) Gives effect to the exercise of Management Options owned of record by the Company's executive officers and directors. See Item 13. "Interest of Management in Certain Transactions."

                                                      HIGH            LOW
--------------------------------------------------------------------------------
                                                        $              $
Quarter Ended March 31, 1997 ..................       7.75           6.375
Quarter Ended June 30, 1997 ...................       9.50           5.25
Quarter Ended September 30, 1997 ..............       8.50           6.25
Quarter Ended December 31, 1997 ...............       8.875          4.00
Quarter Ended March 31, 1998 ..................       7.00           4.125
Quarter Ended June 30, 1998 ...................       6.75           5.328125
Quarter Ended September 30, 1998 ..............       6.50           4.25
Quarter Ended December 31, 1998 ...............       4.50           2.50
Quarter Ended March 31, 1999 ..................       3.625          2.125
Period Commencing April 1, 1999
  through June 15, 1999 .......................       2.125           .75

         The Common Stock was held by approximately 16 holders of record, of which 13 were located or resident in the United States, as of May 14, 1999. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Common Stock.

         The high and low bid price quotations for the Warrants in every calendar quarter of trading are as follows since the Public Offering:

                                                      HIGH            LOW
--------------------------------------------------------------------------------
                                                        $              $
Quarter Ended March 31, 1997 ..................       2.50           1.50
Quarter Ended June 30, 1997 ...................       3.00           1.875
Quarter Ended September 30, 1997 ..............       3.625          2.03125
Quarter Ended December 31, 1997 ...............       4.00           2.00
Quarter Ended March 31, 1998 ..................       2.50           1.375
Quarter Ended June 30, 1998 ...................       1.75           1.125
Quarter Ended September 30, 1998 ..............       1.5625          .50
Quarter Ended December 31, 1998 ...............        .9375          .50
Quarter Ended March 31, 1999 ..................        .8125          .125
Period Commencing April 1, 1999
  through June 15, 1999 .......................        .3125          .125

         The Warrants were held by approximately 18 holders of record, of which 17 were located or resident in the United States, as of May 14, 1999.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

         There are no exchange control restrictions on payment of dividends on the

Company's Common Stock or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities. British Virgin Islands laws and the Company's Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company's securities or vote the Company's Common Stock. Under BVI law, dividends may only be declared and paid by an International Business Company (which the Company is classified as under BVI law) out of surplus, such that after payment of dividends such company must be able to satisfy its liabilities as they become due in the ordinary course of business and the realizable value of the assets of such company must not be less than the sum of its liabilities (other than deferred taxes and capital). There are no other BVI restrictions regarding dividends. However, the PRC has established a unified exchange rate system and system of exchange controls to which the Company is subject. See "Risks."

ITEM 7. TAXATION.

         The Company is exempt from taxation in the British Virgin Islands.

         The Company's two subsidiaries organized in Hong Kong Far East and Limited, pay the Hong Kong profits tax at a rate of 16% on their income for financial reporting purposes, after adjustments for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

         The Company's third subsidiary, Euro Tech Trading (Shanghai) Limited ("Trading"), is fully exempt from the PRC state unified income tax pursuant to the tax laws applicable to foreign investment enterprises in the PRC. This unified income tax is levied at a rate of 33%. Trading was fully exempt from the unified income tax for the period from July 1, 1997 to December 31, 1998, and enjoys a 50% reduction in the regular levied unified income tax for the next two years, ending on December 31, 2000. See -- Note 2d, page 9 of the Financial Statements.

ITEM 8. SELECTED FINANCIAL DATA.

                         SELECTED FINANCIAL INFORMATION
                     (Amounts expressed in thousands, except
              share and per share data and unless otherwise stated)

         The selected income statement data for years ended December 31, 1996, 1997, and 1998 and the selected balance sheet data as of December 31, 1997 and 1998 set forth below are derived from audited financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operation." The selected income statement data for the years ended December 31, 1994 and 1995 and the selected balance sheet data as of December 31, 1994, 1995 and 1996 set forth below are derived from audited financial statements of Euro Tech (Far East) Limited which are not included therein.

                                   AS OF DECEMBER 31,
                                ------------------------
                                1994      1995      1996      1997      1998
                                ----      ----      ----      ----      ----
                               US$(1)    US$(1)      US$       US$       US$
BALANCE SHEET DATA:
 Cash and cash equivalents        440       597     1,400     2,539     3,045
 Working capital (2)              937       631     1,307     3,292     3,493
 Total assets                   6,782     7,717     8,278     8,084     8,559
 Short-term debt (3)            1,007       831     1,201        75        68
 Long-term bank loans             430       905       586       329       260
 Shareholders' equity           2,275     2,289     2,734     4,972     5,194

----------
(1) Translation solely for convenience of the readers at the exchange rate of HK$7.74-US$1.
(2)   Current assets minus current liabilities.
(3) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

                                             FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------
                             1994           1995           1996           1997           1998
                          ----------     ----------     ----------     ----------     ----------
                             US$(1)         US$            US$            US$            US$
INCOME STATEMENT
 DATA:
Net sales ............        13,374         13,667         13,758         12,510         12,757
Cost of goods ........       (10,459)       (10,633)       (10,633)        (9,399)        (9,662)
                          ----------     ----------     ----------     ----------     ----------
 sold
Gross profit .........         2,915          3,034          3,125          3,111          3,095
Selling and
 Administrative
 Expenses ............        (2,610)        (2,773)        (2,703)        (2,812)        (2,924)
                          ----------     ----------     ----------     ----------     ----------
Operating income .....           305            261            422            299            171
Interest (expenses)
 Income, net .........           (64)          (113)           (98)            18             86
Other income, net ....           373            153            242            183             69
                          ----------     ----------     ----------     ----------     ----------
Income before
 Taxes ...............           614            301            566            500            326
Income taxes .........           (55)            (9)           (97)           (62)           (71)
                          ----------     ----------     ----------     ----------     ----------
Net income from
 Continuing
 Operations ..........           559            292            469            438            255
Discontinued
 Operations Income
 (loss) of subsidiary
 companies sold in
 1996 ................          (189)          (213)          --             --             --
                          ----------     ----------     ----------     ----------     ----------
Net income ...........           370             79            469            438            255
                          ==========     ==========     ==========     ==========     ==========

Income from continuing
operations per common
 Share ...............                         0.20           0.32           0.23           0.12
Loss from
 Discontinued opera-
 tions per common
 Share ...............                        (0.15)          --             --             --
Net income per
 Common share ........                         0.05           0.32           0.23           0.12
Weighted average
 Number of
 Common share
 Outstanding .........                    1,450,000      1,450,000      1,888,000      2,068,200

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

POLITICAL AND ECONOMIC CONDITIONS IN HONG KONG AND THE PEOPLE'S REPUBLIC OF
CHINA

         The Company's operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. In Fiscal 1998 approximately 67% and 31% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During Fiscal 1997 approximately 69% and 30% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. Sales to customers situated in Macao and elsewhere in both years were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

         HONG KONG. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See Item 1. "Description of Business -- Risks." Company stock valuations have also dropped sharply from a 1997 high, on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hong Seng Index was 16,673.27. On June 11, 1999, that index stood at 12,839.12. There can be no assurance that these problems will not abate or worsen or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

         PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC's economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, "State Plans") adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC's national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. See Item 1. "Description of Business -- Risks."

OVERVIEW

         On March 14, 1997, the Company commenced its Public Offering and thereby sold 618,200 shares of Common Stock, par value of $0.01 per share, and 690,000 redeemable common stock purchase warrants for aggregate net proceeds of approximately $1,817,000. Upon the completion of the Public Offering, the Company acquired all of the issued and outstanding ordinary shares of Far East in consideration for its issuance of 1,027,600 and 372,400 shares of Common Stock to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited and Pearl Venture Limited previously had in the aggregate held 100% of the outstanding shares of Far East. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. See Item 13. "Interest of Management in Certain Transactions."

         Prior to its incorporation, the businesses of the Company were engaged in by Far East, which in 1997 was acquired by, and is now a wholly-owned subsidiary of the Company. Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company, Eurotherm Ltd., to market and distribute its parent company's industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980's, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent's products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company's Chairman of the Board of Directors and Chief Executive Officer. Far East thereafter changed its name from Eurotherm (Far East) Ltd. to its current name. See Item 4."Control of Registrant" and Item 13. "Interest of Management in Certain Transactions."

         The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with United States GAAP.

RESULTS FROM OPERATIONS

         During the fiscal years ended October 31, 1991 ("Fiscal 1991"), October 31, 1992 ("Fiscal 1992"), a two-month transition period from November 1, 1992 to December 31, 1992 (accounting for the Company's change of its fiscal year end from October 31 to December 31, effective December 31, 1993) and the fiscal year ended December 31, 1993 ("Fiscal 1993"), the Company experienced a gradual increase in sales revenues. During the fiscal years ended December 31, 1994 ("Fiscal 1994") and December 31, 1995 ("Fiscal 1995"), Far East's sales revenues remained substantially unchanged. Management of the Company believes that Far East's lack of sales growth during Fiscal 1994 and Fiscal 1995 resulted from the PRC'S economic austerity measures undertaken to halt inflation in the PRC, which was approximately 27% in 1994 in comparison to 1993. These economic austerity measures included the tightening of credit, when coupled with a devaluation of the RMB in 1993 and the imposition of a value tax imposed by the PRC on imports into the PRC, caused products manufactured in the PRC to become more competitive with the United States, European and Japanese manufactured products distributed by Far East even though the products distributed by Far East were of better quality. Cost became an overriding issue with many of PRC's customers and, in response, Far East reduced its sales prices and, therefore, its profit margins to remain competitive with PRC manufacturers. During Fiscal 1996, Far East also began streamlining its operations and focusing its efforts on its current product lines by disposing of three of its subsidiaries, Euro Electron (Far East) Ltd. ("Euro Electron"), Action Instruments (China) Ltd. ("Action") and Armtison Ltd. ("Armtison").

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

         The following table presents selected statement of operations data expressed as a percentage of net sales for the Company's Fiscal 1994, Fiscal 1995, Fiscal 1996, Fiscal 1997 and Fiscal 1998.

==========================================================================================================
                                                             YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------
                                         1994           1995           1996           1997         1998
                                         ----           ----           ----           ----         ----
----------------------------------------------------------------------------------------------------------
Net Sales                               100.0%         100.0%         100.0%         100.0%       100.0%
Cost of goods sold                       78.2%          77.8%          77.3%          75.1%        75.7%
Gross Profit                             21.8%          22.2%          22.7%          24.9%        24.3%
Selling and administrative expenses      19.5%          20.3%          19.6%          22.5%        22.9%
Operating income                          4.6%           2.2%           4.1%           4.0%         2.6%
Income tax provision                       .4%            .1%            .7%            .5%          .6%
Net income                                2.8%            .6%           3.4%           3.5%         2.0%
                                        ======         ======         ======         ======        =====
==========================================================================================================

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

         SALES; GROSS PROFIT AND COST OF GOODS SOLD. Sales increased by approximately $247,000 or 2% to approximately $12,757,000 in Fiscal 1998 from approximately $12,510,000 in Fiscal 1997. The Company's business was adversely affected by the deterioration of the economy in Hong Kong and China coupled with the Asian currency crisis. However, the contribution from the three new PRC sales offices opened in 1997 reduced the impact and attributed to the increase in sales.

         Gross profits decreased by approximately $16,000 or 0.5% to approximately $3,095,000 for Fiscal 1998 as compared to approximately $3,111,000 for Fiscal 1997. This decrease was attributable to the decrease in gross profit margins from 24.9% in Fiscal 1997 to 24.3% in Fiscal 1998. During Fiscal 1998, the Company's cost of goods sold was $9,662,000, or 75.7% of sales, in comparison to $9,399,000 or 75.1% of sales for Fiscal 1997. Cost of goods sold expressed as a percentage of sales increased by 0.6% in Fiscal 1998 as compared with Fiscal 1997. The gross profit margin decreased and the percentage increase in cost of goods sold were attributed to the fact that the Company reduced sale prices to compete under the poor economic situation in the region.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were approximately $2,924,000 in Fiscal 1998, an increase of approximately $112,000 or 4.0% from approximately $2,812,000 in Fiscal 1997. The increase was primarily due to additional expenses incurred in connection with the Company's listing on the NASDAQ SmallCap Market, such as but not limited to legal fees for the SEC filing and repurchase of underwriter's warrants, maintenance fees, and management fees.

         INTEREST INCOME. Net interest income increased by approximately $68,000 or 378% to approximately $86,000 in Fiscal 1998 from approximately $18,000 for Fiscal 1997. Interest income increased by approximately $21,000 or 20.6% to approximately $133,000 in Fiscal 1998 from approximately $102,000 in Fiscal 1997. The increase was primarily due to the increase in bank deposits from funds generated from operations and proceeds from the issuance of common stock and warrants. Interest expense decreased by approximately $37,000 or 44% to approximately $47,000 in Fiscal 1998 from approximately $84,000 for Fiscal 1997. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

         OTHER INCOME. Other income decreased by approximately $114,000 or 62.3% to approximately $69,000 in Fiscal 1998 from approximately $183,000 in Fiscal 1997. The decrease in other income was principally due to loss of approximately $37,000 from a repurchase of underwriter's warrants and less exchange gains.

         PROVISION FOR PROFIT TAX. Provisions for taxes increased by $9,000 to approximately $71,000 in Fiscal 1998 from approximately $62,000 in Fiscal 1997. The increase was due primarily to provisions for taxes in 1997 being lower resulting from the write-back of prior years' over-provisions for taxes.

         INCOME FROM CONTINUING OPERATIONS. Income from continuing operations decreased by approximately $183,000 or 41.8% to approximately $255,000 in Fiscal 1998 from approximately $438,000 in Fiscal 1997. The decrease in net income was primarily due to the decrease in the gross margin percentage as a result of the poor economic situation in the market, increase in selling and administrative expenses due to additional listing expenses and the loss and legal expenses incurred on repurchase of underwriter's warrants.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings under bank lines of credit, and long-term mortgage bank loans. The Company expects, but as to which no assurance may be made, that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its capital expenditures. Working capital at the end of Fiscal 1997 and Fiscal 1998 was approximately $3,292,000 and $3,493,000, respectively.

         The Company used $74,000 in continuing operating activities in Fiscal 1996, and generated net cash of $793,000 and $696,000 from operating activities in Fiscal 1997 and Fiscal 1998, respectively, on net income of $469,000, $438,000 and $255,000 in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. The Company believes that cash from operations in Fiscal 1996 was adversely impacted by the increase in prepayments, particularly resulting from expenses relating to preparations for the Company's Public Offering and an increase in net amount due from affiliated companies in Fiscal 1996. At the end of Fiscal 1997, the Company's accounts receivable were approximately $2,585,000 while at the end of Fiscal 1998, the Company's accounts receivable were approximately $2,726,000.

         The Company generated net cash from investing activities of $1,105,000 in Fiscal 1996, and used $71,000 and $44,000 for investing activities in Fiscal 1997 and Fiscal 1998, respectively. Cash used in investing activities in Fiscal 1998 and Fiscal 1997 was mainly used to purchase facilities and equipment. Cash in the amount of approximately $871,000 was received in Fiscal 1996 from the sale of an investment property in Hong Kong.

         The Company used $228,000 in financing activities in Fiscal 1996, generated $422,000 in Fiscal 1997, and used $151,000 in Fiscal 1998, respectively. The Company had various banking facilities for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately $5,021,000, and of which approximately $4,247,000 remained unused as at December 31, 1998. Approximately $2,904,000 of the aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank's consent, and the Company maintaining a certain level of net worth. The Company also has a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties with outstanding indebtedness at December 31, 1998 of approximately $328,000, which loan bears interest at Hong Kong's prime rate plus 1.75% and is repayable in monthly installments through November 2002.

         Cash increased from approximately $2,539,000 at the end of Fiscal 1997 to approximately $3,045,000 at the end of Fiscal 1998. The principal reasons for the increase in cash were (i) cash generated from operations; and (ii) increase in accounts payable as some suppliers extended increased lines of credit to the Company. The Company plans to use cash on hand for, among other purposes, to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC.

         The Company's net accounts receivable increased from $2,585,000 at December 31, 1997 to $2,726,000 at December 31, 1998. The increase was attributed to the Company's approximate 2% increase in sales in 1998 and the Company increasing the credit lines of certain of its good customers.

         Inventory decreased from approximately $574,000 at the end of Fiscal 1997 to approximately $486,000 at the end of Fiscal 1998. The Company seeks to maintain a low level of inventory consisting mostly of low-tech products to fill its regular customers' orders, and parts and accessories for warranty purposes, with the Company policy to order products upon customer demand. The higher inventory level at the end of Fiscal 1997 was principally due to goods received near year end but not delivered to customers for several reasons, including but not limited to, a multi-component order awaiting shipment of a component while another customer order had arrived without the customer's letter of credit or other provision for payment having been received.

         The Company's outstanding short-term bank borrowings consisted of import and export bank loans. Short-term borrowings were reduced from approximately $16,000 at the end of Fiscal 1997 to $0 at the end of Fiscal 1998 as the Company repaid such debt during the year. As at December 31, 1998, the Company had various banking facilities from which total available credit was approximately $5,021,000, of which approximately $4,247,000 remained unused as at such date. The Company's long-term bank loans are secured by certain of the Company's realty, and bear interest at 12% per annum. As at December 31, 1998, the Company had outstanding long-term bank loans in the amount of approximately $328,000.

         The Company's capital expenditures were approximately $49,000 in 1998, a decrease from expenditures of approximately $74,000 in 1997. Capital expenditures in 1998 were incurred primarily in connection with the purchase of office equipment and furniture, computers and calibration equipment (for a calibration laboratory). A source of funds for these capital expenditures included net proceeds from the Public Offering. The Company is presently seeking targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

INFLATION

         The annual rate of inflation in the PRC has declined significantly in recent years. In 1996, 1997 and 1998 the rate of inflation was approximately 8.3%, 2.8% and -0.8%, respectively, in comparison to the preceding years, respectively. In 1994, however, inflation grew at approximately 21.7% over 1993. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given as to the correctness of the Company's belief, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

YEAR 2000 COMPLIANCE

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the latter two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management of the Company, however, has assessed the "Year 2000" compliance expense and related potential effect on the Company's earnings and believes it is "Year 2000" compliant.

         Most of the recordkeeping of the sales, financial and accounting functions is done in manual format or with third-party developed software. Computerized information is kept on PCs which are believed to be Year 2000 compliant, as to the hardware and third-party developed software. Additionally, in the locale of the Company's operations computerized record creation and maintenance is not widespread and clientele and supply bases are not believed to be computer dependent. The Company has performed an analysis of its Year 2000 compliance. The Year 2000 remediation plan is expected to be completed before the end of Fiscal 1999 at an approximate cost of $20,000. The Company has received assurances from most of its key customers, clients and vendors that they are Year 2000 compliant. The Company has received assurances from all of its key vendors which sell and/or maintain software to or from it, as the case may be, that the key vendors' software is Year 2000 compliant.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The directors and executive officers of Euro Tech Holdings Company Limited are as follows:

         Name                  Age      Position
         ----                  ---      --------

         T.C. Leung            55       Chairman of the Board of Directors
                                        and Chief Executive Officer

         Jerry Wong            39       Director and Chief Financial Officer

         Nancy Wong            49       Director

         C.P. Kwan             39       Director

         Alex Sham             35       Director

         Adam L. Goldberg      40       Director

         Y.K. Liang            69       Director

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

         The following table sets forth certain summary information with respect to the compensation paid by Far East for services rendered in all capacities to Far East during Fiscal 1998 and Fiscal 1997 by Far East's Chairman of the Board and Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

NAME AND
PRINCIPAL POSITION                        YEAR       SALARY($)        BONUS($)
------------------                        ----       ---------        --------
T.C. Leung, Chairman of the Board of      1998       100,000          30,000
Directors and Chief Executive Officer     1997        78,890          32,269

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

PENSION PLAN

         The Company has a defined contribution pension plan for all of its employees. Under this plan, all employees are entitled to a pension benefit equal to 50% to 100% of their individual fund account balances at their dates of resignation or retirement which depends on their years of services. The Company is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Company has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1996, 1997 and 1998, the Company made total pension contributions of approximately $53,500, $115,000 and $127,000, respectively.

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

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLAN

         In November 1996, the Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Stock Option Plan" or, the "Plan"). As certain net income thresholds were not met, no options may be granted under the Plan.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

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

         Pearl was one of the original shareholders of Far East. Prior to 1995, Pearl and Regent purchased and accumulated 266,000 and 734,000 shares (or 100% in the aggregate) of the issued and outstanding common stock of Far East for an aggregate consideration of approximately HK$11,130,000. Broadskill is a Hong Kong corporation which owns an approximate 34% equity interest in Regent which if converted into shares of the Company's Common Stock would represent approximately 15% of the Company's presently issued and outstanding shares of Common Stock. No executive officer or director of the Company is an officer or director of Pearl, Regent or Broadskill. In addition to its direct record ownership of 372,400 shares of the Company's Common Stock, Pearl is also the beneficial owner of approximately 527,069 shares of the Company's Common Stock through its equity interest in Regent. Mr. Kwan, and each of Messrs. Wong, Sham and Ms. Wong, Executive Officers and Directors of the Company and Far East, have equity interests in Regent and/or Broadskill which if converted into shares of the Company's Common Stock would represent less than 5% in the case of Mr. Kwan, and less than 1% of the Company's Common Stock for each of Messrs. Wong and Sham and Ms. Wong, respectively.

         During its fiscal year ended December 31, 1996 ("Fiscal 1996"), the Company transferred its equity interests in three former subsidiaries, Armtison (a wholly owned subsidiary), Action (a 51% owned subsidiary) and Euro Electron (an 80% owned subsidiary) to Regent and Pearl in exchange for the book value price (an aggregate of HK$10,000) of the Company's interest in these three subsidiaries.

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

         All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 1999. The related companies with which the Company has engaged in transactions are Euro Electron, Eurotherm, Action and Armtison. During Fiscal 1998 the Company made sales to Action and Eurotherm of approximately $4,000, and $48,000, respectively. During Fiscal 1998 the Company made purchases from Action, Armtison and Eurotherm of approximately $24,000, $56,000 and $491,000, respectively. Additionally, during Fiscal 1998, the Company paid approximately $46,000 to Armtison for office space rentals, and approximately $25,000 in management fees to Eurotherm to assist in the management of some of the Company's PRC offices. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively.

         No loans or advances have been or will be made in the future to the Company's officers, directors or shareholders of at least five (5%) percent of the issued and outstanding shares of any class of equity securities ("5%-plus Shareholders"), or their respective affiliates unless such loans are for bona fide business purposes.

         In connection with the Public Offering, the Company sold to May Davis, for the sum of $10.00, Warrants to purchase up to 60,000 shares of the Company's Common Stock at $8.25 and Warrants, at a price of $.2475 per Warrant to purchase up to an additional 60,000 shares of the Company's Common Stock at $5.50 per share (the "May Davis Warrants") which are exercisable until March 14, 2002. For the life of the May Davis Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Warrants and/or Common Stock of the Company with a resulting dilution in the interest of other securityholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the May Davis Warrants are outstanding, and at any time when the holder of the May Davis Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the May Davis Warrants. The Company has agreed, at its expense, to register under the Act, on one occasion, and at May Davis' expenses on another occasion, the May Davis Warrants and/or the underlying securities at the request of the holder thereof. The Company has also agreed to certain "piggy-back" registration rights for the holders of the May Davis Warrants and securities issuable upon exercise thereof.

         On October 16, 1998, the Company repurchased a portion of the May Davis Warrants. The Company purchased the right to obtain 60,000 warrants and said right to thereby acquire 60,000 shares at an exercise price of $5.50 and any and all rights, and powers granted pursuant to the May Davis Warrants relating to the warrants and the Shares in consideration of the sum of $75,150.

         May Davis had indicated its desire to exercise the demand registration rights. The Company reviewed the situation and determined that to file a new registration statement or post-effective amendment to its registration statement, the cost to the Company would far exceed $75,000.

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

         The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the following information with respect to Management
Options: (i) the aggregate amounts of shares of Common Stock subject to Management Options; and (ii) the per share exercise price for the Management Options granted to these individuals. No other options to these individuals were issued and outstanding as of December 31, 1998.

Names of Executive                     Shares Subject         Per Share
Officers and Directors                 to Options             Exercise Price
----------------------                 --------------         --------------
T.C. Leung......................         750,000              $5.50
                                         350,000              $4.00
Alex Sham.......................          30,000              $5.50
                                          20,000              $4.00
Jerry Wong......................          25,000              $5.50
                                          15,000              $4.00
Nancy Wong......................          22,500              $5.50
                                           7,500              $4.00
C.P. Kwan.......................          22,500              $5.50
                                           7,500              $4.00
All Executive Officers and
Directors as a Group (7 persons)       1,250,000              $4.00-$5.50(1)

         Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 150,000 Management Options, all of which will be exercisable at $5.50 per share.

         As of June 8, 1999, no Management Options have been exercised.

----------
(1) Price Range.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Not Applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

         Not Applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         As to Use of Proceeds, See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART IV

ITEM 17. FINANCIAL STATEMENTS.

         See pages F-1 through F-16 annexed hereto for the following consolidated financial statements of the Company.

         Euro Tech Holdings Company Limited and Subsidiaries

         Report of Independent Public Accountants ..........       F-1

         Consolidated Statements of Income for the Year
         Ended December 31, 1996, 1997 and 1998 ............       F-2

         Consolidated Balance Sheets as of
         December 31, 1997 and 1996 ........................       F-3

         Consolidated Statements of Cash Flows for the Years
         Ended December 31, 1996, 1997 and 1998 ............       F-5

         Consolidated Statements of Changes in Shareholders'
         Equity for the Years Ended December 31, 1996,
         1997 and 1998 .....................................       F-6

         Notes to Consolidated Financial Statements ........ F-7 - F-15

ITEM 18. FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)      List of Financial Statements.

         Reference is made to Item 17 for all financial statements filed as part of this Annual Report.

         (b)      List of Exhibits (filed herewith).

         Exhibit
         No.            Description
         -------        -----------

         10.22 Dealer Agreement between Royce Instrument Corporation and Euro Tech (Far East) Ltd.

         23.2           Consent of Arthur Anderson & Co., Hong Kong

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      EURO TECH HOLDINGS COMPANY LIMITED
                                      ----------------------------------
                                                 (Registrant)


                                                 /s/ T.C. LEUNG
                               -------------------------------------------------
                               Chief Executive Officer and Chairman of the Board


Dated: June 23, 1999

                                                                        Draft 11


               EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
             ======================================================


                       AUDITED CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1998

                                       AND

                       CONSOLIDATED STATEMENTS OF INCOME,

                 CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the "Company"), incorporated in the British Virgin Islands, and subsidiaries (the "Group") as of December 31, 1997 and 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 1997 and 1998, and the results of its operations and cash flows for the years ended December 31, 1996, 1997 and 1998 in conformity with generally accepted accounting principles in the United States of America.


/s/ Arthur Andersen & Co.

Certified Public Accountants
June 23, 1999

Hong Kong,
March 5, 1999.

                       EURO TECH HOLDINGS COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

           (Amounts in thousands except for share and per share data)

                                             Notes          1 9 9 6            1 9 9 7            1 9 9 8
                                           ---------  ------------------ ------------------  -----------------
                                                             US$                US$                US$
Net sales                                     10                13,758             12,510              12,757
Cost of goods sold                                             (10,633)            (9,399)             (9,662)
                                                      ------------------ ------------------  -----------------

Gross profit                                                     3,125              3,111               3,095
Selling and administrative expenses
                                              10                (2,703)            (2,812)             (2,924)
                                                      ------------------ ------------------  -----------------

Operating income                                                   422                299                 171
Interest (expenses) income, net               10                   (98)                18                  86
Other income, net                           3 & 10                 242                183                  69
                                                      ------------------ ------------------  -----------------

Income before income taxes                                         566                500                 326
Income taxes                                  4                    (97)               (62)                (71)
                                                      ------------------ ------------------  -----------------

Net income                                                         469                438                 255
                                                      ================== ==================  =================

Foreign currency translation adjustment
                                                                     -                 (5)                  5
                                                      ------------------ ------------------  -----------------

Comprehensive income                                               469                433                 260
                                                      ================== ==================  =================

Net income per common share                                       0.32               0.23                0.12
                                                      ================== ==================  =================

Weighted average number of common
    shares outstanding (pro forma for
    1996)                                                    1,450,000          1,888,000           2,068,200
                                                      ================== ==================  =================

   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1998

                  (Amounts in thousands except for share data)

                                                           Note            1 9 9 7               1 9 9 8
                                                         ---------   -------------------   -------------------
                                                                            US$                   US$
ASSETS

Current assets:
   Cash and cash equivalents                                                     2,539                 3,045
   Accounts receivable, net                                 5                    2,585                 2,726
   Bills receivable                                                                 73                   131
   Due from related companies                               10                      16                     -
   Prepayments and other current assets                                            288                   210
   Inventories, net                                         6                      574                   486
                                                                     -------------------   -------------------

         Total current assets                                                    6,075                 6,598

Property, plant and equipment, net                          7                    2,009                 1,961
                                                                     -------------------   -------------------

         Total assets                                                            8,084                 8,559
                                                                     ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term bank borrowings                                                       16                     -
   Long-term bank loans, current portion                    8                       59                    68
   Accounts payable                                                              1,917                 2,637
   Bills payable                                                                   179                    45
   Due to related companies                                 10                     143                    35
   Accrued expenses                                                                440                   287
   Taxation payable                                                                 29                    33
                                                                     -------------------   -------------------

         Total current liabilities                                               2,783                 3,105
                                                                     -------------------   -------------------

Long-term bank loans                                        8                      329                   260
                                                                     -------------------   -------------------

Shareholders' equity:
   Common stock, par value US$0.01 each, 20,000,000
     shares authorized; 2,068,200 shares issued and
     outstanding                                                                    21                    21
   Additional paid-in capital                                                    2,092                 2,054
   Warrants                                                                        172                   172
   Cumulative translation adjustment                                                (5)                    -
   Retained earnings                                                             2,692                 2,947
                                                                     -------------------   -------------------

         Total shareholders' equity                                              4,972                 5,194
                                                                     -------------------   -------------------

         Total liabilities and shareholders' equity                              8,084                 8,559
                                                                     ===================   ===================

   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                             (Amounts in thousands)

                                                            1 9 9 6            1 9 9 7            1 9 9 8
                                                       -----------------  -----------------  -----------------
                                                             US$                US$                US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         469                438                255
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
   Amortization of organization costs                                -                  8                  -
   Depreciation of property, plant and equipment                    72                 70                 96
   Gain on disposals of property, plant and
     equipment                                                       -                 (3)                (4)
   Gain on disposal of an investment property                     (118)                 -                  -
   Expenses on repurchase of warrants                                -                  -                 37
(Increase) decrease in assets:
   Accounts receivable                                            (121)               384               (141)
   Bills receivable                                                 61                249                (58)
   Due from subsidiaries                                           202                  -                  -
   Due from related companies                                     (308)               328                 16
   Prepayments and other current assets                           (595)               481                 78
   Inventories                                                     199               (113)                88
Increase (decrease) in liabilities:
   Accounts payable                                                128               (719)               720
   Bills payable                                                     6                173               (134)
   Due to related companies                                        101                 42               (108)
   Due to a director                                                 3                 (6)                 -
   Accrued expenses                                                 29               (472)              (153)
   Taxation payable                                                 52                (67)                 4
   Net liabilities of discontinued operations                     (254)                 -                  -
                                                       -----------------  -----------------  -----------------

   Net cash (used in) provided by operating
     activities                                                    (74)               793                696
                                                       -----------------  -----------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in organization costs                                      (8)                 -                  -
Additions to property, plant and equipment                         (14)               (74)               (49)
Proceeds from disposals of property, plant and
   equipment                                                         -                  3                  5
Proceeds from disposal of an investment property                   871                  -                  -
Proceeds from disposals of subsidiaries                            256                  -                  -
                                                       -----------------  -----------------  -----------------

   Net cash provided by (used in) investing
     activities                                                  1,105                (71)               (44)
                                                       -----------------  -----------------  -----------------

                                                                     (Continued)

                       EURO TECH HOLDINGS COMPANY LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                             (Amounts in thousands)

                                                            1 9 9 6            1 9 9 7            1 9 9 8
                                                       -----------------  -----------------  -----------------
                                                             US$                US$                US$
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayment of) short-term bank
   borrowings                                                      413             (1,098)               (16)
Repayment of long-term bank loans                                 (361)              (285)               (60)
Issuance of common stock                                             2              1,727                  -
Repurchase of common stock                                           -                 (1)                 -
Issuance of warrants                                                93                 90                  -
Repurchase of warrants                                               -                (11)               (75)
Dividends paid                                                    (375)                 -                  -
                                                       -----------------  -----------------  -----------------

   Net cash (used in) provided by financing
     activities                                                   (228)               422               (151)
                                                       -----------------  -----------------  -----------------

Net increase in cash and cash equivalents                          803              1,144                501
Cash and cash equivalents, beginning of year                       597              1,400              2,539
Effect of exchange rate change on cash and cash
   equivalents                                                       -                 (5)                 5
                                                       -----------------  -----------------  -----------------

Cash and cash equivalents, end of year                           1,400              2,539              3,045
                                                       =================  =================  =================

Supplementary information
   Interest received                                                67                102                133
   Interest paid                                                   165                 84                 47
   Income taxes paid                                                67                129                 57
   Non-cash transaction
     - transfer of net liabilities of subsidiaries
         to the Company's shareholders                             254                  -                  -

   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                             (Amounts in thousands)


                                                                      Accumulated
                                                                       compre-
                                                                       hensive
                                                                       income -
                                          Additional                  cumulative
                              Common        paid-in                   translation    Retained
                               stock        capital      Warrants     adjustment     earnings        Total
                            ------------  ------------  ------------  ------------  ------------  ------------
                                US$           US$           US$           US$           US$           US$
Balance as of January 1,              -           129             -             -         2,160         2,289
   1996

Net income                            -             -             -             -           469           469
Dividends                             -             -             -             -          (375)         (375)
Effect of transfer of
   subsidiaries to the
   Company's shareholders             -           256             -             -             -           256
Issuance of common stock              2             -             -             -             -             2
Issuance of warrants                  -             -            93             -             -            93
                            ------------  ------------  ------------  ------------  ------------  ------------

Balance as of December
   31, 1996                           2           385            93             -         2,254         2,734

Net income                            -             -             -             -           438           438
Issuance of common stock              6         1,721           - -             -             -         1,727
Repurchase of common                 (1)            -             -             -             -            (1)
   stock
Share swap                           14           (14)            -             -             -             -
Issuance of warrants                  -             -           -90             -             -            90
Repurchase of warrants                -             -           (11)            -             -           (11)
Foreign exchange
   translation                        -             -             -            (5)            -            (5)
   adjustments
                            ------------  ------------  ------------  ------------  ------------  ------------

Balance as of December
   31, 1997                          21         2,092           172            (5)        2,692         4,972

Net income                            -             -             -             -           255           255
Repurchase of warrants                -           (38)            -             -             -           (38)
Foreign exchange
   translation                        -             -             -             5             -             5
   adjustments
                            ------------  ------------  ------------  ------------  ------------  ------------

Balance as of December
   31, 1998                          21         2,054           172             -         2,947         5,194
                            ============  ============  ============  ============  ============  ============

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

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (Amounts expressed in United States Dollars unless otherwise stated)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

Euro Tech Holdings Company Limited (the "Company") was incorporated in the British Virgin Islands on September 30, 1996.

Far East (Far East) Limited ("Far East"), is the principal operating subsidiary of the company. It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People's Republic of China (the "PRC").

In March 1997, the Company completed an initial public offering (the "Offering") of 618,200 common shares, par value of $0.01 per share, and 690,000 redeemable common share purchase warrants for aggregate net proceeds of approximately $1,817,000. In connection with the Offering, the Company issued 120,000 redeemable common share purchase warrants to May Davis Group, Inc., the underwriter of the Company's Offering, at aggregate cost of $10.

Upon the completion of the Offering, the Company acquired all of the issued and outstanding ordinary shares of Far East by the issuance of 1,027,600 and 372,400 common shares of the Company to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited and Pearl Venture Limited previously in aggregate held 100% of the outstanding shares of Far East. Upon consummation of the above transaction, Far East became a wholly owned subsidiary of the Company. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests, since the ownership has remained the same.

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES  (Cont'd)

In October 1998, the Company entered into an agreement with May Davis Group, Inc. to purchase from May Davis Group, Inc. 60,000 redeemable common share purchase warrants at a consideration of $75,150.

As of December 1998, the Company had 2,068,200 common shares and 1,680,000 redeemable common share purchase warrants issued and outstanding.

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

Details of the Company's subsidiaries are summarized as follows:

                                       Percentage of
                                          equity             Place of
Name                                     ownership         incorporation         Principal activities
------------------------------------ ------------------  ------------------  -----------------------------
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

Euro Tech (China) Limited                  100%              Hong Kong       Inactive

Euro Tech Trading (Shanghai) Limited       100%               The PRC        Marketing and trading of
                                                                                water and waste water
                                                                                related process control,
                                                                                analytical and testing
                                                                                instruments,
                                                                                disinfection equipment,
                                                                                supplies and related
                                                                                automation systems

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       BASIS OF CONSOLIDATION

         The consolidated financial statements include the financial statements of the Company and its subsidiaries. All material intra-group balances and transactions have been eliminated on consolidation.

b.       SUBSIDIARIES

         A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued capital.

c.       SALES

         Sales represent the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

d.       TAXATION

         The Company is exempt from taxation in the British Virgin Islands.

         Far East and Euro Tech (China) Limited provide for Hong Kong profits tax at a rate of 16% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

         Pursuant to the relevant income tax laws applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited is fully exempt from the PRC State unified income tax, which is levied at a rate of 33%, for the period from July 1, 1997 to December 31, 1998, followed by a 50% reduction of the income tax for the next two years ending on December 31, 2000.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

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

                  Land                                       Terms of the leases
                  Buildings                                        15 - 51 years
                  Leasehold improvements                     Terms of the leases
                  Furniture, fixtures and office equipment           3 - 5 years
                  Motor vehicles                                         4 years
                  Testing equipment                                      3 years

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

j.       EARNINGS PER COMMON SHARE

         Earnings per common share ("EPS") is computed on the basis of the average number of shares of common stock outstanding. No dilutive EPS is calculated as the exercise prices of the redeemable common share purchase warrants and stock options were higher than the average market price of the common stock.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

k.       USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       OTHER INCOME, NET

                                                 1 9 9 6             1 9 9 7             1 9 9 8
                                             -----------------   -----------------   -----------------
                                                   '000                '000                '000
Gain on disposals of property, plant and
    equipment                                            118                   3                   4
Exchange gain, net                                        56                 110                  17
Service fee income                                        21                   -                   -
Rental income                                             47                  70                  85
Loss on repurchase of warrants                             -                   -                 (37)
                                             -----------------   -----------------   -----------------

                                                         242                 183                  69
                                             =================   =================   =================

4.       INCOME TAXES

The reconciliations of the Hong Kong statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

                                                   1 9 9 6             1 9 9 7             1 9 9 8
                                              -----------------   -----------------   -----------------
Statutory tax rate                                     16.5%               16.5%               16.0%
Permanent differences                                   1.5%                     -              3.5%
Write-back of over-provision in prior year
                                                            -              (4.8%)                   -
Others                                                 (0.9%)               0.7%                2.3%
                                              -----------------   -----------------   -----------------

Effective tax rate                                     17.1%               12.4%               21.8%
                                              =================   =================   =================

5.       ACCOUNTS RECEIVABLE

                                                    1 9 9 7                1 9 9 8
                                              -------------------    ------------------
                                                     '000                  '000
Trade and other receivables                                2,610                 2,783
Less: Allowance for doubtful debts                           (25)                  (57)
                                              -------------------    ------------------

                                                           2,585                 2,726
                                              ===================    ==================

6.       INVENTORIES

                                                   1 9 9 7                1 9 9 8
                                              -------------------    ------------------
                                                     '000                  '000
Trading equipment and accessories                            656                   569
Less: Provision for inventory obsolescence                   (82)                  (83)
                                              -------------------    ------------------

                                                             574                   486
                                              ===================    ==================

7.       PROPERTY, PLANT AND EQUIPMENT

                                                    1 9 9 7                1 9 9 8
                                              -------------------    ------------------
                                                     '000                  '000
Land and buildings                                         2,067                 2,067
Leasehold improvements                                        43                    43
Furniture, fixtures and office equipment                      81                    83
Motor vehicles                                               112                   113
Testing equipment                                             27                    46
                                              -------------------    ------------------

                                                           2,330                 2,352
Less: Accumulated depreciation                              (321)                 (391)
                                              -------------------    ------------------

                                                           2,009                 1,961
                                              ===================    ==================

As of December 31, 1997 and 1998, land and buildings with net book values of $1,147,000 and $1,120,000, respectively, were pledged to secure certain banking facilities of Far East (see Note 8).

8.       LONG-TERM BANK LOANS

Long-term bank loans are secured by certain of the Group's land and buildings, and bear interest at prime lending rate plus 1.75% per annum. Future maturities of long-term bank loans are as follows:

                                                     1 9 9 7                1 9 9 8
                                                -------------------    ------------------
                                                       '000                  '000
Within one year                                                59                     68
During the second year                                         66                     76
During the third year                                          74                     85
During the fourth year                                         83                     96
During the fifth year                                          94                      3
Over five years but not exceeding nine years                   12                      -
                                                -------------------    ------------------

                                                              388                    328
                                                ===================    ==================

As of December 31, 1998, the Group had various banking facilities available from financial institutions amounting to approximately $5,021,000 (1997 - $5,800,000) of which $4,247,000 (1997 - $4,765,000) remained unused.

9.       STOCK OPTIONS

A total of 1,400,000 shares of common stock have been reserved for issuance under the Company's management options plan ("Management Options"). The Management Options provide for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. Upon the Offering in 1997, the Company granted its officers, directors and employees Management Options, which allow them to purchase up to 1,329,000 shares of common stock. No Management Options were granted during the year. Such Management Options became exercisable on March 14, 1998 and have a term of up to ten years. The exercise price of the Management Options is $4.00 per share for 400,000 of such options and $5.50 per share for the remaining 929,000. The exercise price of those Management Options, which have not been granted, is $5.50 per share. As of December 31, 1998, no options had been exercised. Weighted-average exercise price of Management Options outstanding and exercisable as of December 31, 1998 was approximately $5.05 per share.

A total of 150,000 shares of common stock have been reserved for issuance under the Company's 1996 Stock Option Plan (the "1996 Stock Option Plan"). The 1996 Stock Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The 1996 Stock Option Plan is administered by the Board of Directors or a committee appointed by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. The total number of shares of common stock for which options may be granted under the 1996 Stock Option Plan is 150,000 shares and the exercise price of all options granted must be at least $5.50 per share. The maximum term of options granted under the 1996 Stock Option Plan is six years. Options shall become exercisable at such times and in such installments as the Board of Directors or a committee of the Board shall provide in the terms of each individual option, provided, however, that 50,000 and 100,000 options, by their terms automatically terminate unless the Company achieves net income levels of not less than $990,000 and $1,800,000, respectively, during the Company's fiscal years ended December 31, 1997 and 1998. During the year, no options had been granted under the 1996 Stock Option Plan. As the Company did not achieve the net income level of $990,000 and $1,800,000 for the fiscal years ended December 31, 1997 and 1998, the right to grant the 50,000 and 100,000 options was automatically terminated.

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's Management Options been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income during the year ended December 31, 1997 would be approximately $206,000 and the pro forma net loss for the year ended December 31, 1998 would be approximately $37,000. The Company's pro forma basic and diluted net loss per common share would be approximately $0.02 for the year ended December 31, 1998.

Weighted average fair value of Management Options granted during the year ended December 31, 1997 is estimated on the date of grant using the Black-Scholes option-pricing model to be $2.20. The fair value of Management Options is estimated on the date of grant using the following assumptions:

                                                     1 9 9 7
                                               -------------------
Risk-free interest rate                                5.52%
Expected dividend yield                                  0%
Expected option life                                 10 years
Expected stock price volatility                         20%

10.      RELATED PARTY TRANSACTIONS

The transactions with related parties are summarized as follows:

                                                              1 9 9 6           1 9 9 7           1 9 9 8
                                                         ----------------  -----------------  ----------------
                                                               '000              '000               '000
Sales to related companies                                           183               226                 52

Purchases from related companies                                     329               640                571

Service income received from a related company
                                                                       9                 -                  -

Interest income received from a related company
                                                                      56                 -                 11

Rental income received from a related company
                                                                      47                54                 59

Rental expenses paid to a related company                              -                30                 46

Management fee paid to a related company                              20                26                 25

Transfer of investment in subsidiaries to the
    Company's shareholders                                             1                 -                  -

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 1999.

11.      PENSION PLAN

The Group has a defined contribution pension plan for all its employees except for a few employees who work in the PRC. Under this plan, all employees are entitled to a pension benefit equals to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group. The Group is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Group has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1996, 1997 and 1998, the Group made total pension contributions of approximately $53,500, $115,000 and $127,000, respectively.

12.      COMMITMENTS AND CONTINGENT LIABILITIES

a.       Operating lease commitments

         The Group has various operating lease agreements for office and industrial premises, which extend through May 2000. Rental expenses for the years ended December 31, 1996, 1997 and 1998 were approximately $213,000, $209,000 and $223,000, respectively. Future minimum rental payments as of December 31, 1997 and 1998, under agreements classified as operating leases with non-cancellable terms, are as follows:

         The future minimum rental commitments as of December 31, 1998, were as follows:

                                             1 9 9 7               1 9 9 8
                                        ------------------    ------------------
                                              '000                  '000
        1999                                           11                   166
        2000                                          167                    65
                                        ------------------    ------------------

        Total minimum lease payments                  178                   231
                                        ==================    ==================

b.       Capital commitments

         As of December 31, 1997 and 1998, the Group had outstanding contractual commitments for purchase of land and buildings in the PRC of approximately $219,000.

c.       Contingent liabilities

         As of December 31, 1997 and 1998, the Group had the following contingent liabilities:

                                                              1 9 9 7                1 9 9 8
                                                         ------------------     ------------------
                                                               '000                   '000
        Guarantees on performance bonds and bid bonds
                                                                        57                     44
                                                         ==================     ==================