Form 20-F
period 1999-12-31
EURO TECH HOLDINGS CO LTD
filed 2000-06-29
CIK 1026662

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                        OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                  DECEMBER 31, 1999
                         -----------------------------------------------------

                                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to______________________

Commission file number               000-22113
                      --------------------------------------------------------

                           EURO TECH HOLDINGS COMPANY LIMITED
------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                       EURO TECH HOLDINGS COMPANY LIMITED
------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 BRITISH VIRGIN ISLANDS
------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          18/F GEE CHANG HONG CENTRE, 65 WONG CHUK HONG ROAD, HONG KONG
------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                                   Name of each exchange
            Title of each class                     on which registered

NOT APPLICABLE
-----------------------------------        -----------------------------------

NOT APPLICABLE
-----------------------------------        -----------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          COMMON STOCK, $.01 PAR VALUE
------------------------------------------------------------------------------
                                (Title of Class)

                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS
------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

------------------------------------------------------------------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


                                       2,481,840 SHARES OF COMMON STOCK
                                       --------------------------------

                                       2,016,000 WARRANTS
                                       --------------------------------



         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


         Yes          X                  No
                 ---------------            ---------------

         Indicate by check mark which financial statement item the registrant has elected to follow.


         Item 17       X            Item 18
                 ---------------            ---------------


(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.


             Yes                         No
                 ---------------            ---------------


EXPLANATORY NOTE: Except as otherwise noted herein, all calculations of the Company's securities and, where relevant, exercise and "target" prices, give effect to the Registrant's 20% stock dividend in September 1999 and the anti-dilution effects of that dividend.

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

                                TABLE OF CONTENTS


PART I.........................................................................................2

   ITEM 1. DESCRIPTION OF BUSINESS.............................................................2
   ITEM 2. DESCRIPTION OF PROPERTY............................................................20
   ITEM 3. LEGAL PROCEEDINGS..................................................................21
   ITEM 4. CONTROL OF REGISTRANT..............................................................21
   ITEM 5. NATURE OF TRADING MARKET...........................................................22
   ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS..................23
   ITEM 7. TAXATION...........................................................................23
   ITEM 8. SELECTED FINANCIAL DATA............................................................24
   ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
           OF OPERATIONS......................................................................26
   ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................33
   ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT..............................................33
   ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS............................................35
   ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................36
   ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................................38

PART II.......................................................................................39

   ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED........................................39

PART III......................................................................................39

   ITEM 15. DEFAULTS UPON SENIOR SECURITIES...................................................39
   ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND
            USE OF PROCEEDS...................................................................40

PART IV.......................................................................................41

   ITEM 17. FINANCIAL STATEMENTS..............................................................41
   ITEM 18. FINANCIAL STATEMENTS..............................................................41
   ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.................................................42

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


                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

         Euro Tech Holdings Company Limited (the "Company") was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation ("Far East"). The Company successfully completed a public offering (the "Public Offering") of approximately 741,840 Ordinary Shares, $.01 par value, and 828,000 Redeemable Ordinary Share Purchase Warrants (the "Common Stock"), from which the Company received net proceeds of approximately $1,817,000, in or about March 1997. Each Warrant entitles the holder to purchase one Ordinary Share at a price of $4.5833 per share. At December 31, 1999, no Warrants had been exercised. Pursuant to and concurrently with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See
Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water. Where appropriate, references to the business of the Company refer to the business of Far East.

         The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the People's Republic of China (the "PRC"). The Company distributes products to more than 400 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation China's National Environmental Protection Agency, a joint venture between the China Great Wall Industry 1/E Corp. and Austria's Aqua Engineering to construct one of Beijing's water treatment plants, and to sub-distributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Wallace & Tiernan Pacific Pty. Ltd. ("Wallace"), Hach Company, Inc. ("Hach"), Hioki E.E. Corp. ("Hioki") and Finnigan Corporation ("Finnigan") (now a wholly-owned subsidiary of ThermoQuest Corporation ("ThermoQuest"), which are the Company's largest suppliers, with purchases from them accounting for approximately 7%, 17%, 7% and 9%, respectively, of the Company's sales during its fiscal year ended December 31, 1998 ("Fiscal 1998") and 8%, 20%, 11% and 5%, respectively, of the Company's sales during its fiscal year ended December 31, 1999 ("Fiscal 1999").

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

         The Company used portions of the net proceeds of the Public Offering to
(a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment (approximately $200,000), (b) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC (approximately $200,000), (c) purchase equipment (approximately $135,000),
(d) establish Chinah2o.com Limited (approximately $300,000), (e) repurchase securities from the underwriter of the Company's Public Offering (approximately $105,000) and (f) pay expenses incurred in seeking acquisition candidates and hiring an agent in the United States (approximately $170,000). The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remained only a distributor of such products. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may realize higher revenues and net income.

         The Company has engaged a business consultant to assist with identifying manufacturing plants and engineering companies which would make suitable acquisition targets. The Company contemplates, but as to which no assurance can be made, that such entities, if acquired, would assist in the assembly of its products and offer customer turnkey projects and solutions.

         During Fiscal 1998 and Fiscal 1999, the Company had sales of approximately $12,757,000 and $13,107,000, respectively, and net income of approximately $255,000 and $339,000, respectively.

BACKGROUND

         The Company presently wholly-owns Euro Tech (Far East) Limited ("Far East") which, in turn, wholly owns the following corporations:

- Euro Tech Trading (Shanghai) Limited - a People's Republic of China corporation

- Euro Tech (China) Limited - a Hong Kong corporation

- Chinah2o.com Limited - a Hong Kong corporation

- Shanghai Euro Tech Limited - a People's Republic of China corporation

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

         Euro Tech Trading (Shanghai) Limited ("Trading")'s core business is similar to that of Far East. Euro Tech (China) Limited ("Limited") is inactive. The Company's Pudong Shanghai Assembly operations are being conducted through Shanghai Euro Tech Limited ("Shanghai Euro Tech").

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

         The Company derived approximately 48.3% and 49.8% of its sales from the sale of Scientific Instruments during Fiscal 1998 and Fiscal 1999, respectively.

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

         The Company derived approximately 29% and 25.5% of its sales from the sale of Process Control and Engineering Products during Fiscal 1998 and Fiscal 1999, respectively.

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

         The Company derived approximately 12.1% and 12.8% of its sales from the sale of these Other Products during Fiscal 1998 and Fiscal 1999, respectively.

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

         The Company derived approximately 10.6% and 11.9% of its sales from Special Projects and Technical Support Operations during Fiscal 1998 and Fiscal 1999, respectively.

         CUSTOMERS. At the end of Fiscal 1999, the Company had more than 400 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 1999, one customer, Hong Kong Water Supplies Department, accounted for approximately 6.4% of the Company's sales, no other customer accounted for more than 5% of the Company's sales, and the Company does not believe that any single customer or sub-distributor is material to its operations.

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

         The Company distributes products manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's primary suppliers, with purchases from them accounting for approximately 7%, 17%, 7% and 9%, respectively, of the Company's sales during Fiscal 1998 and 8%, 20%, 11% and 5%, respectively of the Company's sales during Fiscal 1999. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and Finnigan. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company's agreement with Finnigan for most products does not include the PRC, while the Company's agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao. The Company's agreement with Wallace is terminable by either party on thirty days notice prior to its annual renewal date. The Company's agreement with Finnigan is terminable on ninety days notice by either party. The Company's agreement with Hach expires in February 2002, unless renewed. Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

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

         In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign-manufactured and higher-priced than products manufactured in the PRC. As a result, the Company reduced its sales prices to remain competitive, with a corresponding negative impact upon profit margins. During Fiscal 1997, Fiscal 1998 and Fiscal 1999, the Company's profit margins were approximately 24.9%, 24.3% and 24.5%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company's more extensive distribution network and an established reputation.

RECENT DEVELOPMENTS

         Proposed B2B website. In or about March 2000, the Company established CHINAH2O.COM.LTD., a Hong Kong corporation.

         THROUGH CHINAH2O.COM LTD., the Company plans to launch a bilingual Business-to-Business ("B2B") internet platform in the summer of 2000. The website is under construction and is located at (HTTP://WWW.CHINAH2O.COM). The B2B website is to be directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). It is planned that the website will provide environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities. Alternatively, CHINAH2O.COM may just match suppliers and clients or offer valued added services if required. It is envisaged that the business and other activities generated by CHINAH2O.COM, LTD. will have a synergistic effect with those of the Company.

         There can be no assurance that the Company will in fact launch this website, or if launched it will ever prove of commercial value to the Company or that the Company will not sustain losses from its establishment and operations.

         AGREEMENT WITH SHANGHAI INSTITUTE OPTICAL INSTRUMENTS ("SHANGHAI INSTITUTE"). In May 2000, the Company signed an agreement with the Shanghai Institute to jointly develop an Infrared Photometric Oil Analyzer by infrared absorption method. This analyzer is to be used to detect concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial wastewater. Our joint goal with the Shanghai Institute will be to sell any such analyzer that may be developed to environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China. Our chemical engineer is to work together with the Shanghai Institute's engineers to do the necessary development work including hardware and software components with a plan of building prototypes by the end of 2000.

         Our perceived advantage of the analyzer to be developed is that the sample under test is measured by three different wavelengths simultaneously thus giving more accurate readings against one fixed wavelength used by most of our potential competitors' product. Competition will be from local manufacturers in China, Japan and the United States.

         There can be no assurance that any such analyzer will:

         -    be developed;

         -    become a commercially viable product;

              and

         -    not result in losses to the Company.

         PUDONG SHANGHAI ASSEMBLY PLANT. See "Product Assembly Operations."

PRODUCT ASSEMBLY OPERATIONS

         The Company, through Shanghai Euro Tech, plans to assemble certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The Company has obtained a one-year lease expiring in January 2001 to a manufacturing plant and has commenced assembly operations for water and waste water test instruments after receiving PRC government approvals in December 1999. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors. It is planned that the Company's obligations pursuant to the Agreement with the Shanghai Institute will be met through the Pudong Shanghai Assembly Plant.

SALES AND MARKETING

         The Company distributes products through its principal office located in Hong Kong and its regional PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Company has a marketing and sales force of 37 people who are paid a salary plus commission based on sales. The Company's offices also coordinate the sales efforts of approximately twelve other companies located in the PRC which act as sub-distributors. These sub-distributors are paid a commission on sales they generated, and are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the twelve sub-distributors accounted for less than two percent of the Company's sales during Fiscal 1998 and Fiscal 1999.

EMPLOYEES

         The Company has approximately 72 full-time employees, including a marketing and sales staff of 37, an administrative staff of 22 and a technical support staff of 13.

         The Company's management consists of its officers and directors.

         The Company is not subject to any collective bargaining agreement and believes that its relationship with its employees are good.

                                      RISKS

CERTAIN RISKS RELATING TO DOING BUSINESS IN HONG KONG AND PRC.

PRC SOVEREIGNTY OVER
HONG KONG STILL DEVELOPING -     The Company's executive and principal offices
                                 are located in Hong Kong, a Special
                                 Administrative Region of China (an "SAR"; Hong
                                 Kong is sometimes herein referred to as the "Hong Kong SAR").

                           -     As provided in the Sino-British Joint
                                 Declaration on the Question of Hong Kong (the "Joint Declaration") and the Basic Law of the Hong Kong SAR of China (the "Basic Law"), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had an adverse impact on its financial and operating environment.

                           - The Company's results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See "-- Economic Instability; Currency Exchange Rate."

                           - There can be no assurance that these past or any prospective future changes in political or other conditions will not result in a material adverse affect upon the Company or Far East.

ECONOMIC INSTABILITY;
CURRENCY EXCHANGE RATE     -     Most economies in the Far East are suffering
                                 from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight from financial institutions.

                           - On June 22, 1998, the Hong Kong Chief Executive announced an immediate freeze on new government land sales through April 22, 1999 in an attempt to stabilize property prices which have on average fallen approximately 43% from their 1997 peak, and ease tightening credit.

                                 Financial institutions could face additional pressure from possible defaults on loans made for property. Issuer stock valuations also dropped sharply from a 1997 high on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hang Seng Index was 16,673.27. On June 15, 2000, that index stood at 16,080.34. There can be no assurance that these problems will not abate or worsen or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

ECONOMY MAY BE
UNSTABLE                   -     Unlike many other countries economies, the PRC
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

                           - Since approximately the early 1980s the Chinese government has implemented certain policies that emphasize decentralization of decision-making power and responsibility with respect to matters such as allocation of funds and the regionalization of economic development, reduce the role of government planning and permit some utilization of market forces in the development of its economy. Such economic reform measures or other policies, if continued, may be inconsistent, ineffectual, or discontinued at any time with or without notice, and the Company may not be able to benefit from any or all such reforms or policies.

                           - The success of the Company's activities in the PRC depends on the Company's continued ability to overcome circumstances specifically affecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment.

ECONOMIC REFORMS MAY
NOT CONTINUE OR IMPACT
POSITIVELY ON THE
COMPANY; CHANGING
BUSINESS ENVIRONMENT       -     During much of the past twenty years, the PRC
                                 has been reforming its economic and political systems in the direction of a more "free market" economy. Many of the reforms are unprecedented for the PRC and can be expected to be refined and readjusted. This refinement and readjustment process may not always have a positive effect on the Company.

                           -     The Company's results at times may also be
                                  adversely affected by:

                                 - changes in political, economic and social conditions in the PRC

                                 - by changes in government policies such as changes in laws and regulations (or their interpretation)

                                 - the introduction of additional measures to control inflation

                                 -     changes in the rate or method of taxation

                                 - imposition of additional restrictions on currency conversion remittances abroad

                                 - reduction in tariff protection and other import restrictions

                                 -     a return to the more centrally-planned
                                       economy that existed prior.

UNEVEN ECONOMIC
GROWTH                     -     The PRC's economy has experienced significant
                                 growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely affect political or social stability.

PRC INFLATION              -     The PRC has recently experienced substantial
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

REGIONAL ECONOMIC
PROBLEMS                   -     Most economies in the Far East are suffering
                                 from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight on financial institutions. These problems may materially adversely affect political and economic conditions in Hong Kong and the PRC.
                                 There can be no assurance that such problems will abate or become worse, or continue for a protracted period, or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

UNCERTAIN LEGAL SYSTEM
AND APPLICATION OF LAWS    -     The legislative trend in the PRC over the past
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

PRC LEGAL SYSTEM
BUSINESS LAWS DEVELOPING   -     The PRC does not yet possess a comprehensive
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

GOVERNMENT CURRENCY
CONTROLS                   -     The PRC government imposes control over its
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

                           - The official Rmb to U.S. dollar exchange rate declined from Rmb3.73 to US$1.00 at the beginning of 1989 to Rmb5.81 to US$1.00 at the end of 1993. In 1993, there was significant volatility in the swap rate of Rmb to U.S. dollars, and there was a significant devaluation in the exchange rate on January 1, 1994, to Rmb 8.70 to U.S.$1.00, in connection with the abolition of the official exchange rate and implementation of the new managed floating rate foreign exchange system.

                           - Although the Rmb to U.S. dollar exchange rate has generally been stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the Rmb, there can be no assurance that exchange rates will not again become volatile or that the Rmb will not devalue further against the U.S. dollar or Hong Kong dollar. Exchange rate fluctuations may adversely affect the Company because of foreign currency denominated liabilities, and may materially adversely affect the value, translated into U.S. dollars, of the Company's net fixed assets situated and to be situated in the PRC, earnings and dividends.

TURBULENT RELATIONS
WITH THE UNITED STATES     -     The United States and the PRC have been
                                 involved in controversies over (a) the
                                 protection in the PRC of intellectual property rights that threatened a trade war between the countries, (b) the terms of the PRC's entrance into the World Trade Organization ("WTO"), (c) the NATO bombing on May 7, 1999 of the PRC's
                                 Embassy in Belgade, and (d) the protection of human rights in the PRC.

RECENT DEVELOPMENTS REGARDING
CHINA'S ENTRY INTO THE
WORLD TRADE ORGANIZATION   -     China seeks to enter the World Trade
                                 Organization or WTO at the earliest possible date. Since 1986, China has taken a series of measures to modify its foreign exchange and trade regulations to conform with international practices. On January 1, 1994, the Chinese government abolished the dual foreign exchange rate system which had the effect of subsidizing imports as a result of the difference between the official exchange rate and market exchange rate. China's government has indicated its commitment to reduce its import and export licensing requirements and making its international trade regulations more consistent and transparent. On December 31, 1995, China lifted non-tariff controls such as import quotas and licenses on 176 import items.
                                 China's government has also lowered tariff levels for various goods a number of times in 1992, 1993, more recently in April 1996,
                                 October 1997 and January 1999. In April 1996
                                 China's government reduced the general level of import tariffs from 36% , 23% for 4,994 import items. In October 1997, China's government reduced the general level of import tariffs from 23% to 17% for more than 4,800 import items. Effective January 1, 1999, China's government has further reduced the general level of import tariffs by 8% to 78% more than 1,000 import items. China's government has indicated its commitment to protecting intellectual property rights and, in recent years has adopted regulations protecting ownership of copyrights, computer software and trademarks, and has entered into international agreements committing itself to further protection of such rights and enforcement of such regulations. Demands made by several countries, some of which are not trade related, have impeded China's entry into the WTO.

                                 On November 15, 1999, U.S. and Chinese trade negotiators reached an agreement regarding China's entry into the WTO. The U.S. agreed to support China's application for membership in the WTO as well as grant it permanent trading rights, rather than renew those rights annually. In exchange for these items, China has agreed to reduce tariffs by more than 5% as well as eliminate many trade barriers for U.S. companies in various industries. These industries include telecommunications, internet, distribution, services, entertainment, banking/financial services, automobile manufacturing, farm products, and textiles. The U.S. Congress, however, must still approve the granting of permanent trading status to China.

CERTAIN RISKS RELATION TO COMPANY'S BUSINESS.

DISPOSED OF SUBSIDIARIES   -     The Company disposed of several unsuccessful
                                 subsidiaries which had sustained losses in businesses outside the Company's core business.

                           - The Company has from time to time invested in real estate in

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

DEPENDENCE
UPON MANAGEMENT            -     The Company is dependent upon the services of
                                 its executive officers, in particular Mr. T.C.
                                 Leung, the Chairman of the Company's Board of Directors and its Chief Executive Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. Although the Company is the beneficiary of a "Key Person" life insurance policy in the amount of $1,000,000 on the life of Mr. Leung, there can be no assurance that such coverage will be sufficient to compensate the Company for the loss of the services of Mr.
                                 Leung. See Item 10. "Directors and Officers of
                                 Registrant."

ADVERSE IMPACT UPON
COMPANY OF PRC'S
CREDIT RESTRICTIONS        -     The Company faces competition from other
                                 distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and the PRC. In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign manufactured and higher priced than Chinese manufactured products. The
                                 Company reduced its sales prices and its profit margins to remain competitive.

COMPETITION WITH VENDORS   -     As the Company plans to assemble products of
                                 the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See Item 1. "Description of Business."

DEPENDENCE ON VENDORS;
LACK OF LONG
TERM AGREEMENTS            -     The Company distributes supplies manufactured
                                 by a number of vendors, including Wallace, Hach, Hioki and ThermoQuest, which are the Company's largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao, its agreements with each of Wallace and ThermoQuest are terminable on thirty days notice by either party prior to the renewal date and the agreement with Hach expires in February 2002, unless renewed.
                                 Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on the Company's operations due to the Company's dependence on these vendors.

CONTROL BY T.C. LEUNG POTEN-
TIAL CONFLICT OF INTERESTS -     T.C. Leung, the Company's Chairman of the Board
                                 and Chief Executive Officer, as a practical matter, is able to nominate and cause the election of all the members of the Company's
                                 Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See Item 4. "Controls of
                                 Registrant" and Item 10. "Directors and
                                 Officers of Registrant."

CERTAIN LEGAL CONSEQUEN-
CES OF INCORPORATION
IN THE BRITISH VIRGIN
ISLANDS; RIGHTS OF SHARE-
HOLDERS NOT AS EXTENSIVE
AS IN U.S. CORPORATIONS    -     Principles of British Virgin Islands ("BVI")
                                 corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company's shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States.

                           - The rights of shareholders under British Virgin Islands law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. United States Shareholder action must be taken in good faith and action by controlling shareholders which are obviously unreasonable may be declared null and void.

                           - The BVI law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. The shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the Company's Board of Directors, and may have more limited rights, than they might have as shareholders of a company incorporated in many United States jurisdictions.

ANTI-TAKEOVER PROVISIONS
PROPOSED                   -     At its next annual meeting of shareholders, the
                                 Company among other things, has proposed to increase its authorized number of Ordinary
                                 Shares from 20,000,000 to 25,000,000 and
                                 authorize 5,000,000 shares of "blank checks preferred stock". The authorization of "blank check preferred stock" is intended to strengthen the Company's ability to resist an unsolicited takeover bid and may be deemed to have an anti-takeover effect. The Board of Directors will have the right to fix the rights, terms and preferences at the time of issue of "blank check preferred stock" without further action by our shareholders.

UNCERTAINTY OF
ENFORCING UNITED STATES
JUDGMENTS                  -     There is some uncertainty whether BVI courts
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

                           - All but one of the Company's directors reside outside of the United States, service of process upon the Company and such persons may be difficult to effect in the United States upon all such directors and officers.

                           - All of the Company's assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States' courts arising out of or based on the ownership of the securities offered hereby, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See "-- Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in U.S. Corporations" and "-- Uncertainty of Enforcing U.S. Judgments."


ITEM 2. DESCRIPTION OF PROPERTY

         The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a lease expiring in May 2001 for monthly rental payments of approximately $10,300. The warehouse storage space is used to hold products for distribution to its customers via common carriers.

         In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and as of December 31, 1999, had an outstanding mortgage of approximately $263,000 in principal, bearing interest at Hong Kong's prime rate plus 1.75%, which mortgage repayable in eighty-four monthly installments through approximately November 2002. This property is now used as Chinah2o.com Ltd.'s office.

         The Company also maintains regional sales offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing sales office is situated on property purchased in November 1994. The Shanghai sales office is situated on property purchased in August 1995. The Guangzhou sales office is rented pursuant to a lease expiring in May 2001 for approximately $520 per month. The Chongqing sales office is rented pursuant to a lease expiring in January 2001 for approximately $310 per month. The Xian sales office is rented pursuant to a lease expiring in March 2002 for approximately $210 per month. The Shenyang office is rented pursuant to a lease expiring in December 2000 for approximately $260 per month. Euro Tech Shanghai's office in Shanghai is rented pursuant to a lease expiring in April 2001 for approximately $260 per month.

         Euro Tech Shanghai's office in Shanghai is rented pursuant to a lease expiring in January 2001 for approximately $890 per month.

         The Company's registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (809) 494-5296.


ITEM 3. LEGAL PROCEEDINGS

         The Company is not a party to any material legal proceedings.


ITEM 4. CONTROL OF REGISTRANT

         The following table sets forth, as of June 1, 2000, certain information concerning beneficial ownership of the Company's Ordinary Shares with respect to
(i) each person known to the Company to own 10% or more of the outstanding Ordinary Shares, and (ii) all officers and directors of the Company as a group:


                                                 AMOUNT AND         APPROXIMATE
                                                 NATURE OF          PERCENTAGE
                                                 BENEFICIAL         OF ORDINARY
                                                 OWNERSHIP          SHARES OWNED

T.C. Leung(1)(2)............................     2,553,169             67.2%
Pearl Venture Ltd.(1)(2)....................     1,129,515             45.6%
All Executive Officers
and Directors of the
Company as a group
(7 persons)3................................     2,877,845             71.8%

----------------------
(1) The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. ("Pearl") is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.
(2) Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those Company Ordinary Shares owned of Record by Regent Earning Ltd., of which Pearl is the majority shareholder. See Item 13. "Interest of Management in Certain Transactions."
(3) Gives effect to the exercise of Management Options owned of record by the Company's executive officers and directors. See Item 13. "Interest of Management in Certain Transactions."

ITEM 5. NATURE OF TRADING MARKET

         The Company has two classes of securities presently registered:
Ordinary Shares and Warrants. These securities are presently traded on the NASDAQ SmallCap Market under the trading symbols "CLWT" and "CLWTW," respectively, and have so traded since the Company's Public Offering in March 1997.

         The Company declared a 20% stock dividend on its Ordinary Shares with a record date of September 3, 1999. The dividend resulted in each record holder of the Company's Ordinary Shares on that date receiving one Ordinary Share for five Ordinary Shares held at the opening of business on the day after September 3, 1999. The anti-dilution provisions of the Warrants resulted in the holders of Warrants being entitled to purchase six Ordinary Shares for each five Warrants held with proportional adjustments being made in the exercise and redemption target prices of the Warrants. The following quotations have not been adjusted for the stock dividend.

         The high and low bid price quotations for the Ordinary Shares in the periods indicated are as follows:


                                                                     HIGH               LOW
                                                                     ----               ---
                                                                      $                  $

Quarter Ended March 31, 1998.......................................  7.00               4.125
Quarter Ended June 30, 1998........................................  6.75             5.328125
Quarter Ended September 30, 1998...................................  6.50               4.25
Quarter Ended December 31, 1998....................................  4.50               2.50
Quarter Ended March 31, 1999.......................................  3.625              2.125
Quarter Ended June 30, 1999........................................  2.3125             0.625
Quarter Ended September 30, 1999...................................  2.00               0.875
Quarter Ended December 31, 1999....................................  1.875             0.71875
Quarter Ended March 31, 2000.......................................  15.25             1.03125
Period Commending April 1, 2000 through June 20, 2000..............  4.9375            1.53125

         The Ordinary Shares was held by approximately 34 holders of record as of June 21, 2000. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

         The high and low bid price quotations for the Warrants in the periods indicated are as follows:


                                                                     HIGH              LOW
                                                                     ----              ---
                                                                      $                 $

Quarter Ended March 31, 1998.......................................  2.50              1.375
Quarter Ended June 30, 1998........................................  1.75              1.125
Quarter Ended September 30, 1998...................................  1.5625            0.50
Quarter Ended December 31, 1998....................................  4.50              0.50



Quarter Ended March 31, 1999.......................................  0.8125            0.125
Quarter Ended June 30, 1999........................................  0.375             0.15625
Quarter Ended September 30, 1999...................................  0.28125           0.125
Quarter Ended December 31, 1999....................................  0.75              0.0625
Quarter Ended March 31, 2000.......................................  3.75              0.125
Period Commending April 1, 2000 through June 20, 2000..............  1.03125           0.375

         The Warrants were held by approximately 15 holders of record as of June 21, 2000.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

         There are no exchange control restrictions on payment of dividends on the Company's Ordinary Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities. British Virgin Islands laws and the Company's Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company's securities or vote the Company's Ordinary Shares. Under BVI law, dividends may only be declared and paid by an International Business Company (which the Company is classified as under BVI law) out of surplus, such that after payment of dividends such company must be able to satisfy its liabilities as they become due in the ordinary course of business and the realizable value of the assets of such company must not be less than the sum of its liabilities (other than deferred taxes and capital). There are no other BVI restrictions regarding dividends. However, the PRC has established a unified exchange rate system and system of exchange controls to which the Company is subject. See "Risks."

ITEM 7. TAXATION

         The Company is exempt from taxation in the British Virgin Islands.

         The Company's subsidiaries organized in Hong Kong, Far East, Limited and Chinah20, pay the Hong Kong profits tax at a rate of 16% on their income for financial reporting purposes, after adjustments for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

         Another Company subsidiary, Euro Tech Trading (Shanghai) Limited ("Trading"), is fully exempt from the PRC state unified income tax pursuant to the tax laws applicable to foreign investment enterprises in the PRC. This unified income tax is levied at a rate of 33%. Trading was fully exempt from the unified income tax for the period from July 1, 1997 to December 31, 1998, and enjoys a 50% reduction in the regular levied unified income tax for the current year, ending on December 31, 2000. See - Note 2e, page 8 of the Financial Statements.

ITEM 8. SELECTED FINANCIAL DATA

                         SELECTED FINANCIAL INFORMATION
                     (Amounts expressed in thousands, except
              share and per share data and unless otherwise stated)

         The selected income statement data for years ended December 31, 1997, 1998 and 1999, and the selected balance sheet data as of December 31, 1998 and 1999 set forth below are derived from audited financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operation." The selected income data for the years ended December 31, 1995 and 1996 and the selected balance sheet data as of December 31, 1996 and 1997 set forth below are derived from audited financial statements of the Company which are not included herein. The selected balance sheet data as of December 31, 1995 set forth below are derived from audited financial statements of Euro Tech (Far East) Limited which are not included therein.


                                                            AS OF DECEMBER 31,
                                        1995         1996          1997          1998         1999
                                        ----         ----          ----          ----         ----
                                       US$(1)         US$           US$           US$          US$

BALANCE SHEET DATA:
 Cash and cash equivalents                 97        1,400         2,539         3,045        3,691
 Working capital(2)                       631        1,307         3,292         3,493        3,632
 Total assets                           7,717        8,278         8,084         8,559        9,637
 Short-term debt(3)                       831        1,201            75            68           85
 Long-term bank loans                     905          586           329           260          178
 Shareholders' equity                   2,289        2,734         4,972         5,194        5,533


                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------
                                        1995          1996           1997            1998           1999
                                        ----          ----           ----            ----           ----
                                         US$           US$            US$             US$            US$

INCOME STATEMENT
 DATA:
Net sales .........                    13,667        13,758         12,510          12,757         13,107
Cost of goods                         (10,633)      (10,633)        (9,399)         (9,662)         9,896
                                      --------    ----------     ----------      ----------        -------
 sold .......
Gross profit ......                     3,034         3,125          3,111           3,095          3,211
Selling and
 Administrative
 Expenses .........                    (2,773)       (2,703)        (2,812)         (2,924)        (2,946)
                                      --------    ----------     ----------      ----------       --------
Operating income...                       261           422            299             171            265
Interest (expenses)
 Income, net.......                      (113)          (98)            18              86             85
Other income, net..                       153           242            183              69             67
                                      --------    ----------     ----------      ----------       --------
Income before
 Taxes ............                       301           566            500             326            417
Income taxes.......                        (9)          (97)           (62)            (71)           (78)
                                      --------    ----------     ----------      ----------       --------
Net income from
 Continuing
 Operations........                       292           469             438            255            339
Discontinued
 Operations Income
 (loss) of subsidiary
 companies sold in
 1996..............                      (213)            --             --             --             --
                                      --------      --------       --------        --------       --------
Net income ........                        79           469             438             255           339
                                      ========      ========       ========        ========       ========

Income from continuing
operations per
common
 Share ............                      0.20          0.32            0.23            0.12          0.15
Loss from
 Discontinued opera-
 tions per Ordinary
 Share ............                     (0.15)           --              --              --            --
Net income per
 Ordinary Share .....                    0.05          0.32            0.23            0.12          0.15
Weighted average
 Number of
 Ordinary Share
 Outstanding ......                 1,450,000     1,450,000       1,888,000       2,068,200     2,204,200

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

POLITICAL AND ECONOMIC CONDITIONS IN HONG KONG AND THE PEOPLE'S REPUBLIC OF
CHINA

         The Company's operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. In Fiscal 1999 approximately 68% and 30% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During Fiscal 1998 approximately 67% and 31% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. Sales to customers situated in Macao and elsewhere in both years were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

         HONG KONG. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See Item 1. "Description of Business -- Risks." Stock valuations have also dropped sharply from a 1997 high, on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hong Seng Index was 16,673.27. On June 14, 2000, that index stood at 16,080.34. There can be no assurance that these problems will not abate or worsen or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

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

OVERVIEW

         In March 1997, the Company completed its Public Offering and thereby received net proceeds of approximately $1,817,000. Upon the completion of the Public Offering, the Company acquired all of the issued and outstanding ordinary shares of Far East in consideration for its issuance of 1,233,120 and 446,880 Ordinary Shares to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited and Pearl Venture Limited previously had in the aggregate held 100% of the outstanding shares of Far East. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. See Item 13. "Interest of Management in Certain Transactions."

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

RESULTS FROM OPERATIONS

         During the fiscal years ended December 31, 1994 ("Fiscal 1994") and December 31, 1995 ("Fiscal 1995"), Far East's sales revenues remained substantially unchanged following a period of gradual increases in sales. Management of the Company believes that Far East's lack of sales growth during Fiscal 1994 and Fiscal 1995 resulted from the PRC'S economic austerity measures undertaken to halt inflation in the PRC, which was approximately 27% in 1994 in comparison to 1993. These economic austerity measures included the tightening of credit, when coupled with a devaluation of the RMB in 1993 and the imposition of a value tax imposed by the PRC on imports into the PRC, caused products manufactured in the PRC to become more competitive with the United States, European and Japanese manufactured products distributed by Far East even though the products distributed by Far East were of better quality. Cost became an overriding issue with many of PRC's customers and, in response, Far East reduced its sales prices and, therefore, its profit margins to remain competitive with PRC manufacturers. During Fiscal 1996, Far East also began streamlining its operations and focusing its efforts on its current product lines by disposing of three of its subsidiaries, Euro Electron (Far East) Ltd. ("Euro Electron"), Action Instruments (China) Ltd. ("Action") and Armtison Ltd. ("Armtison").

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

         The following table presents selected statement of operations data expressed as a percentage of net sales for the Company's Fiscal 1995, Fiscal 1996, Fiscal 1997, Fiscal 1998 and Fiscal 1999.


----------------------------------------  ------------  -----------  -----------   ----------  ----------
                                                              YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                             1995         1996         1997           1998         1999
                                             ----         ----         ----           ----         ----
----------------------------------------  ------------  -----------  -----------   ----------  ----------
Net Sales                                   100.0%       100.0%       100.0%        100.0%      100.0%
Cost of goods sold                           77.8%        77.3%        75.1%         75.7%       75.5%
Gross Profit                                 22.2%        22.7%        24.9%         24.3%       24.5%
Selling and administrative expenses          20.3%        19.6%        22.5%         22.9%       22.5%
Operating income                              2.2%         4.1%         4.0%          2.6%        3.2%
Income tax provision                           .1%          .7%          .5%           .6%         .6%
Net income                                     .6%         3.4%         3.5%          2.0%        2.6%
                                            ======       ======       ======        ======       =====
----------------------------------------  ------------  -----------  -----------  ----------  ----------

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998.

         SALES; GROSS PROFIT AND COST OF GOODS SOLD. Sales increased by approximately $350,000 or 2.7% to approximately $13,107,000 in Fiscal 1999 from approximately $12,757,000 in Fiscal 1998. The Company's business was slightly improved because Asia, including China, was starting to climb out of its economic downturn.

         Gross profits increased by approximately $116,000 or 3.7% to approximately $3,211,000 for Fiscal 1999 as compared to approximately $3,095,000 for Fiscal 1998. This increase was attributable to the increase in gross profit margins from 24.3% in Fiscal 1998 to 24.5% in Fiscal 1999. During Fiscal 1999, the Company's cost of goods sold was approximately $9,896,000, or 75.5% of sales, in comparison to approximately $9,662,000 or 75.7% of sales for Fiscal 1998. Cost of goods sold expressed as a percentage of sales decreased by 0.2% in Fiscal 1999 as compared with Fiscal 1998. The gross profit margin increased and the percentage decrease in cost of goods sold were attributed to the fact that the Company had more engineering assignments during the year.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were approximately $2,946,000 in Fiscal 1999, an increase of approximately $22,000 or 0.8% from approximately $2,924,000 in Fiscal 1998. The increase was primarily due to the general increase in expenses related to the increase in sales.

         INTEREST INCOME. Net interest income decreased by approximately $1,000 or 1.2% to approximately $85,000 in Fiscal 1999 from approximately $86,000 for Fiscal 1998. Interest income decreased by approximately $19,000 or 14.3% to approximately $114,000 in Fiscal 1999 from approximately $133,000 in Fiscal 1998. The decrease was primarily due to the general decrease in the interest rate from bank deposits during the year. Interest expense decreased by approximately $18,000 or 38.3% to approximately $29,000 in Fiscal 1999 from approximately $47,000 for Fiscal 1998. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

         OTHER INCOME. Other income decreased by approximately $2,000 or 2.9% to approximately $67,000 in Fiscal 1999 from approximately $69,000 in Fiscal 1998. The decrease in other income was principally due to less rental income received.

         PROVISION FOR PROFIT TAX. Provisions for taxes increased by $7,000 to approximately $78,000 in Fiscal 1999 from approximately $71,000 in Fiscal 1998. The increase was due primarily to an increase in operating profit.

         INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased by approximately $84,000 or 32.9% to approximately $339,000 in Fiscal 1999 from approximately $255,000 in Fiscal 1998. The increase in net income was primarily due to the increase in sales, and the increase in the gross margin percentage as a result of the increasing engineering assignments received.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings under bank lines of credit, and long-term mortgage bank loans. The Company expects, but as to which no assurance may be made, that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its capital expenditures. Working capital at the end of Fiscal 1998 and Fiscal 1999 was approximately $3,493,000 and $3,632,000, respectively.

         The Company generated net cash of $793,000, $696,000 and $928,000, respectively, from operating activities in Fiscal 1997, Fiscal 1998, and Fiscal 1999, respectively, on net income of $438,000, $255,000 and $339,000 in Fiscal 1997, Fiscal 1998, and Fiscal 1999, respectively. At the end of Fiscal 1997, Fiscal 1998, and Fiscal 1999 the Company's accounts receivable were approximately $2,585,000, $2,726,000 and $2,826,000, respectively.

         The Company used $71,000, $44,000 and $217,000 for investing activities in Fiscal 1997, Fiscal 1998, and Fiscal 1999 respectively. Cash used in investing activities in Fiscal 1999 and Fiscal 1998 was mainly used to purchase property, facilities and equipment.

         The Company generated $422,000 in Fiscal 1997 from financing activities, and used $151,000 and $65,000 in Fiscal 1998 and Fiscal 1999, respectively. The Company had various banking facilities for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately $4,903,000, and of which approximately $3,780,000 remained unused as at December 31, 1999. Approximately $3,037,000 of the aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank's consent, and the Company maintaining a certain level of net worth. The Company also has a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties with outstanding indebtedness at December 31, 1999 of approximately $263,000, which loan bears interest at Hong Kong's prime rate plus 1.75% and is repayable in monthly installments through November 2002.

         Cash increased from approximately $3,045,000 at the end of Fiscal 1998 to approximately $3,691,000 at the end of Fiscal 1999. The principal reasons for the increase in cash were (i) cash generated from operations; (ii) increase in trade deposits received from customers; and (iii) increase in bills payable and amounts due to related companies as a result of increase in such purchases around the year end. The Company plans to use cash on hand for, among other purposes, to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC.

         The Company's net accounts receivable increased from $2,726,000 at December 31, 1998 to $2,826,000 at December 31, 1999. The increase was attributed to the Company's approximate 2.7% increase in sales in 1999 and the Company increasing the credit lines of certain of its good customers.

         Inventory increased from approximately $486,000 at the end of Fiscal 1998 to approximately $569,000 at the end of Fiscal 1999. The Company seeks to maintain a low level of inventory consisting mostly of low-tech products to fill its regular customers' orders, and parts and accessories for warranty purposes, with the Company policy to order products upon customer demand. The higher inventory level at the end of Fiscal 1999 was principally due to an increase in inventory levels of low-tech products to meet an increasing demand for items from our customers.

         The Company's outstanding short-term bank borrowings consisted of import and export bank loans. Short-term borrowings were $0 at the end of Fiscal 1998 and Fiscal 1999. As of

December 31, 1999, the Company had various banking facilities from which total available credit was approximately $4,903,000, of which approximately $3,780,000 remained unused as at such date. The Company's long-term bank loans are secured by certain of the Company's realty, and bear interest at 10.25% per annum. As at December 31, 1999, the Company had outstanding long-term bank loans in the amount of approximately $263,000.

         The Company's capital expenditures were approximately $217,000 in 1999, an increase from expenditures of approximately $49,000 in 1998. Capital expenditures in 1999 were incurred primarily in connection with the purchase of property, office equipment and furniture and computers. A source of funds for these capital expenditures included net proceeds from the Public Offering. The Company is presently seeking targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

INFLATION

         The annual rate of inflation in the PRC has declined significantly in recent years. In 1996, 1997, 1998 and 1999, the rate of inflation was approximately 8.3%, 2.8%, -0.8% and -1.4%, respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given as to the correctness of the Company's belief, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Information concerning the Directors and Executive Officers of the Company are as follows:


         NAME                    AGE         POSITION

         T.C. Leung              56          Chairman of the Board of Directors and Chief
                                             Executive Officer

         Jerry Wong              41          Director and Chief Financial Officer

         Nancy Wong              51          Director

         C.P. Kwan               41          Director



         Alex Sham               36          Director

         Adam L. Goldberg        41          Director

         Y.K. Liang              70          Director

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

         JERRY WONG has served as Director and Chief Financial Officer of Far East since 1994 and has been with Far East since 1987. Mr. Wong has been the Chief Financial Officer and a Director of the Company since its inception. From 1985 until 1987, Mr. Wong worked for MUA Agencies Ltd., a subsidiary of a Hong Kong publicly listed company engaged in the insurance business, as deputy manager of its secretarial, legal and accounting department. From 1981 until 1985, Mr. Wong served as a senior accountant in Price Waterhouse-Hong Kong. He is a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Certified Public Accountant in Hong Kong.

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

         Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and duly qualified. Officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

         The Company believes that none of its directors, officers or beneficial owners of ten percent or more of its Common Stock are required to file any reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

         The Company had one meeting of its Board of Directors during Fiscal 1999. Messrs. Leung, Goldberg and Liang are the members of the Company's Audit Committee. The Audit Committee did not meet during Fiscal 1999.

         The Company has not had any directors resign or decline to stand for re-election at any time during or since December 31, 1998.

         There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company's Common Stock or any associate of any of the foregoing.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth certain summary information with respect to the compensation paid by Far East for services rendered in all capacities to Far East during Fiscal 1999 and Fiscal 1998 by Far East's Chairman of the Board and Chief Executive Officer.


                                             SUMMARY COMPENSATION TABLE

         NAME AND PRINCIPAL POSITION                     YEAR          SALARY ($)       BONUS ($)
         ---------------------------                     ----          ----------       ---------
         T.C. Leung, Chairman of the Board of            1999          100,000          33,000
         Directors and Chief Executive Officer           1998          100,000          30,000

COMPENSATION OF DIRECTORS

         Directors of the Company do not receive compensation for their services as directors; however, the Board of Directors may authorize the payment of compensation to directors for their attendance at regular and annual meetings of the Board and for attendance at meetings of committees of the Board as is customary for similar companies. Directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to the Company.

PENSION PLAN

         The Company has a defined contribution pension plan for all of its employees. Under this plan, all employees are entitled to a pension benefit equal to 50% to 100% of their individual fund account balances at their dates of resignation or retirement which depends on their years of service. The Company is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Company has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1997, 1998 and 1999, the Company made total pension contributions of approximately $115,000, $127,000 and $124,000, respectively.

EMPLOYMENT AGREEMENT - T.C. LEUNG

         T.C. Leung's services to the Company and Far East are provided pursuant to a personal services agreement between the Company, Far East and Shereman Enterprises Ltd., a management company terminating on March 14, 2002 pursuant to which Mr. Leung will continue to serve as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company. The agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The agreement provides for the payment of $100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the agreement's term with compensation past the first year to be renegotiated annually. The agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the agreement under certain circumstances.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLAN

         After next annual meeting of shareholders the Company has proposed for shareholder approval the adoption of its 2000 Officers' and Directors' Stock Option and Incentive Plan and its 2000 Employees Stock Option and Incentive Plan. If so authorized, 292,000 and 146,000 Ordinary Shares will be authorized for issuance, respectively, under the plans.

MANAGEMENT OPTION PLAN

         The Company has authorized the issuance of 1,680,000 Options to purchase up to an aggregate of 1,680,000 Ordinary Shares (the "Management Options") to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 for a term of ten years.

         The exercise price and the number of Ordinary Shares purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares excluding certain issuances of shares of the Company's Ordinary Shares. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to $.05.

         In the event of any capital reorganization, certain reclassifications of the Ordinary Shares, any consolidation or merger involving the Company (other than (i) a consolidation or merger which does not result in any reclassification or change in the outstanding Ordinary Shares, or (ii) sale of the properties and assets of the Company, as, or substantially as, an entirety to any other corporation), Management Options will thereupon become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of Ordinary Shares of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger, or sale) upon exercise of such Management Options would have been entitled upon such reorganization, reclassification, consolidation, merger, or sale.

         The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the following information with respect to Management
Options: (i) the aggregate amounts of Ordinary Shares subject to Management Options; and (ii) the per share exercise price for the Management Options granted to these individuals. No other options to these individuals were issued and outstanding as of June 1, 2000.


         NAME OF EXECUTIVE                            SHARES SUBJECT           PER SHARE
         OFFICERS AND DIRECTORS                         TO OPTIONS           EXERCISE PRICE

         T.C. Leung                                        900,000              $4.5833
                                                           420,000              $3.33

         Alex Sham                                          45,950              $4.5833
                                                            24,000              $3.33

         Jerry Wong                                         39,950              $4.5833
                                                            18,000              $3.33

         Nancy Wong                                         34,000              $4.5833
                                                             9,000              $3.33



         C.P. Kwan                                          27,000              $4.5833
                                                             9,000              $3.33

         All Executive Officers and                      1,526,900              $3.33-$4.583(1)
         Directors as a group (7 persons)

         Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 153,100 Management Options, all of which will be exercisable at $4.5833 per share.

         As of June 1, 2000, no Management Options have been exercised. At December 31, 1999, none of the options were "in the money," although by their terms they are exercisable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Mr. Leung may be deemed to be a "promoter" of the Company as such term is defined by the rules promulgated by the Commission under the Securities Act. As so defined, a promoter is any person who (i) acting alone or in conjunction with others, took the initiative in founding and organizing an issuer's business or enterprise, or (ii) in connection with founding and organizing the business or enterprise of an issuer, receives in consideration for services and/or property, ten percent or more or either of any class of the issuer's securities or the proceeds therefrom. Mr. Leung was the proponent of the Public Offering to raise capital for the Company and Far East and of establishing a company in the British Virgin Islands for that purpose. Mr. Leung is the beneficial owner of approximately 67.2% of the Company's shares of Common Stock after giving effect to the exercise of the 1,320,000 Management Options owned by him.

         The Company intends that all transactions between the Company and its executive officers and directors be on terms no less favorable than could be obtained from independent third parties and be approved by a majority of the Company's directors who are not interested in such transactions.

         All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2000. The related companies with which the Company has engaged in transactions are Euro Electron, Eurotherm, Action and Armtison. During Fiscal 1999 the Company made sales to Eurotherm of approximately $33,000. During Fiscal 1999 the Company made purchases from Action, Armtison and Eurotherm of approximately $7,000, $38,000 and $850,000, respectively. Additionally, during Fiscal 1999, the Company paid approximately $46,000 to Armtison for office space rentals, and approximately $23,000 in management fees to Eurotherm to assist in the management of some of the Company's PRC offices. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively.

-----------------
(1) Price Range

         No loans or advances have been or will be made in the future to the Company's officers, directors or shareholders of at least five percent (5%) of the issued and outstanding shares of any class of equity securities ("5%-plus Shareholders"), or their respective affiliates unless such loans are for bona fide business purposes.

         In connection with the Public Offering, the Company sold to May Davis, for the sum of $10.00, Warrants to purchase up to 72,000 shares of the Company's Common Stock at $6.875 and other securities which were repurchased by the Company in 1998 (the "May Davis Warrants") which are exercisable until March 14, 2002. For the life of the May Davis Warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the Warrants and/or Common Stock of the Company with a resulting dilution in the interest of other securityholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the May Davis Warrants are outstanding, and at any time when the holder of the May Davis Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the May Davis Warrants. The Company has agreed to certain "piggy-back" registration rights for the holders of the May Davis Warrants and securities issuable upon exercise thereof.

         In 1998, the Company repurchased a portion of the securities issued to May Davis. The Company purchased the right to obtain certain warrants and any and all rights, and powers granted pursuant to said warrants and the May Davis Warrants in consideration of the sum of $75,150.

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


ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

         Not Applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         As to Use of Proceeds, See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company issued a 20% stock dividend to holders of its Ordinary Shares on September 3, 1999. Ordinary shareholders on the record date received one share for each five Ordinary Shares held. The issuance of the dividend shares caused certain adjustments to be made to the exercise prices, numbers of shares and, where redemption is applicable, the market price required to be maintained to "trigger" the Company's right to redeem the warrants ("Target Price"). Various changes to the indicated securities of the Company are described below:


                SECURITIES                                    PRE-DIVIDEND        POST-DIVIDEND
        1.      Redeemable Ordinary Share
                Purchase Warrants ("Warrants")
                A.  Maximum Number of Shares
                      Exercisable For                            1,620,000            1,944,000
                B.   Per share Exercise Price                        $5.50              $4.5833
                C.  Target Price                                     $8.50              $7.0833

        2.      Underwriter's* Warrant
                A.   Maximum Number of
                       Shares Exercisable For                       60,000               72,000
                B.   Per Share Exercise Price                        $8.25               $6,875

        3.      Option Issued to Consultant
                A.   Maximum Number of
                       Shares Exercisable For                      100,000              120,000
                B.   Per Share Exercise Price                        $5.50              $4.5833
                C.   Target Price                                   $10.00              $8.3333

        4.      Options Issued to Members of
                Registrant's Management*
                A.   Maximum Number of
                       Shares Exercisable For                      400,000              480,000
                B.   Per Share Exercise Price                        $4.00              $3.3333

        5.      Options Issued to Management
                And Employees of Registrant*
                A.   Maximum Number of Shares
                       Exercisable For                             929,000            1,114,800
                B.   Per Share Exercise Price                        $5.50              $4.5833
                C.   Not Yet Granted                                71,000               85,200

*  Target Price is Not Applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

         See attached pages 1 through 15 annexed hereto for the following consolidated financial statements of the Company.


         Euro Tech Holdings Company Limited and Subsidiaries                          PAGE(S)

         Report of Independent Public Accountants ..................................     1

         Consolidated Statements of Income and Comprehensive Income
         for the Years Ended December 31, 1997, 1998 and 1999 ......................     2

         Consolidated Balance Sheets as of December 31, 1998 and 1999.......... ....     3

         Consolidated Statements of Cash Flows for the Years
         Ended December 31, 1997, 1998 and 1999 ....................................     4-5

         Consolidated Statements of Changes in Shareholders' Equity
         for the Years Ended December 31, 1997, 1998 and 1999 ......................     6

         Notes to Consolidated Financial Statements ................................     7-15



ITEM 18. FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)      List of Financial Statements.

         Reference is made to Item 17 for all financial statements filed as part of this Annual Report.

         (b)      List of Exhibits (filed herewith).


                  Exhibit
                  NO.               DESCRIPTION

                  10.23          Agreement with Shanghai Institute.

                  10.24          Agreement with Hach Company, Inc.

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


                                     EURO TECH HOLDINGS COMPANY LIMITED
                                     ----------------------------------
                                               (Registrant)


                                     /s/T.C. LEUNG
                                     --------------------------------------------------
                                     Chief Executive Officer and Chairman of the Board

Dated: June 28, 2000

               EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
               ===================================================



                       AUDITED CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1999

                                       AND

                       CONSOLIDATED STATEMENTS OF INCOME,

                 CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED


We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the "Company"), incorporated in the British Virgin Islands, and subsidiaries (the "Group") as of December 31, 1998 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 1998 and 1999, and the results of its operations and cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with generally accepted accounting principles in the United States of America.




/s/ Arthur Andersen & Co.
Hong Kong,
March 28, 2000.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

           (Amounts in thousands except for share and per share data)



                                            Notes          1 9 9 7            1 9 9 8            1 9 9 9
                                           ---------  ------------------ ------------------  -----------------
                                                             US$                US$                US$
Net sales                                     12                12,510             12,757              13,107
Cost of goods sold                                              (9,399)            (9,662)             (9,896)
                                                      ------------------ ------------------  -----------------

Gross profit                                                     3,111              3,095               3,211
Selling and administrative expenses           12                (2,812)            (2,924)             (2,946)
                                                      ------------------ ------------------  -----------------

Operating income                                                   299                171                 265
Interest income, net                          12                    18                 86                  85
Other income, net                           3 & 12                 183                 69                  67
                                                      ------------------ ------------------  -----------------

Income before income taxes                                         500                326                 417
Income taxes                                  4                    (62)               (71)                (78)
                                                      ------------------ ------------------  -----------------

Net income                                                         438                255                 339
                                                      ================== ==================  =================

Foreign currency translation adjustment                             (5)                 5                   -
                                                      ------------------ ------------------  -----------------

Comprehensive income                                               433                260                 339
                                                      ================== ==================  =================

Net income per common share                                       0.23               0.12                0.15
                                                      ================== ==================  =================

Weighted average number of common
    shares outstanding                                       1,888,000          2,068,200           2,204,200
                                                      ================== ==================  =================







              The accompanying notes are an integral part of these
                             financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1999

                  (Amounts in thousands except for share data)



                                                           Note           1 9 9 8               1 9 9 9
                                                         ---------   -------------------   -------------------
                                                                            US$                   US$
ASSETS

Current assets:
   Cash and cash equivalents                                                     3,045                 3,691
   Accounts receivable, net                                 5                    2,726                 2,826
   Bills receivable                                                                131                   169
   Prepayments and other current assets                                            210                   303
   Inventories, net                                         6                      486                   569
                                                                     -------------------   -------------------

         Total current assets                                                    6,598                 7,558

Property, plant and equipment, net                          7                    1,961                 2,079
                                                                     -------------------   -------------------

         Total assets                                                            8,559                 9,637
                                                                     ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Long-term bank loans, current portion                    8                       68                    85
   Accounts payable                                                              2,637                 2,564
   Bills payable                                                                    45                   434
   Due to related companies                                 12                      35                   235
   Accrued expenses                                                                287                   570
   Taxation payable                                                                 33                    38
                                                                     -------------------   -------------------

         Total current liabilities                                               3,105                 3,926
                                                                     -------------------   -------------------

Long-term bank loans                                        8                      260                   178
                                                                     -------------------   -------------------

Shareholders' equity:
   Common stock, par value US$0.01 each, 20,000,000
     (1998 - 20,000,000) shares authorized;
     2,481,840 (1998 - 2,068,000) shares issued and
     outstanding                                                                    21                    25
   Additional paid-in capital                                                    2,054                 2,050
   Warrants                                                 9                      172                   172
   Retained earnings                                                             2,947                 3,286
                                                                     -------------------   -------------------

         Total shareholders' equity                                              5,194                 5,533
                                                                     -------------------   -------------------

         Total liabilities and shareholders' equity                              8,559                 9,637
                                                                     ===================   ===================

              The accompanying notes are an integral part of these
                             financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (Amounts in thousands)



                                                           1 9 9 7            1 9 9 8            1 9 9 9
                                                       -----------------  -----------------  -----------------
                                                             US$                US$                US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         438                255                339
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Amortization of organization costs                               8                  -                  -
    Depreciation of property, plant and equipment                   70                 96                 99
    Gain on disposals of property, plant and
       equipment                                                    (3)                (4)                 -
    Expenses on repurchase of warrants                               -                 37                  -
(Increase) decrease in assets:
    Accounts receivable                                            384               (141)              (100)
    Bills receivable                                               249                (58)               (38)
    Due from related companies                                     328                 16                  -
    Prepayments and other current assets                           481                 78                (93)
    Inventories                                                   (113)                88                (83)
Increase (decrease) in liabilities:
    Accounts payable                                              (719)               720                (73)
    Bills payable                                                  173               (134)               389
    Due to related companies                                        42               (108)               200
    Due to a director                                               (6)                 -                  -
    Accrued expenses                                              (472)              (153)               283
    Taxation payable                                               (67)                 4                  5
                                                       -----------------  -----------------  -----------------

    Net cash provided by operating activities                      793                696                928
                                                       -----------------  -----------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                         (74)               (49)              (217)
Proceeds from disposals of property, plant and
    equipment                                                        3                  5                  -
                                                       -----------------  -----------------  -----------------

    Net cash used in investing activities                          (71)               (44)              (217)
                                                       -----------------  -----------------  -----------------



                                                                     (Continued)

                       EURO TECH HOLDINGS COMPANY LIMITED


                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (Amounts in thousands)


                                                           1 9 9 7            1 9 9 8            1 9 9 9
                                                       -----------------  -----------------  -----------------
                                                             US$                US$                US$
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank borrowings                         (1,098)               (16)                 -
Repayment of long-term bank loans                                 (285)               (60)               (65)
Issuance of common stock                                         1,727                  -                  -
Repurchase of common stock                                          (1)                 -                  -
Issuance of warrants                                                90                  -                  -
Repurchase of warrants                                             (11)               (75)                 -
                                                       -----------------  -----------------  -----------------

    Net cash provided by (used in) financing
       activities                                                  422               (151)               (65)
                                                       -----------------  -----------------  -----------------

Net increase in cash and cash equivalents                        1,144                501                646
Cash and cash equivalents, beginning of year                     1,400              2,539              3,045
Effect of exchange rate change on cash and cash
    equivalents                                                     (5)                 5                  -
                                                       -----------------  -----------------  -----------------

Cash and cash equivalents, end of year                           2,539              3,045              3,691
                                                       =================  =================  =================

Supplementary information
    Interest received                                              102                133                114
    Interest paid                                                   84                 47                 29
    Income taxes paid                                              129                 57                 82
    Income taxes refund                                              -                  -                  8






              The accompanying notes are an integral part of these
                             financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (Amounts in thousands)



                                                                         Accumulated
                                                                        comprehensive
                                                                            income -
                                              Additional                  cumulative
                                               paid-in                   translation
                               Common stock    capital       Warrants     adjustment   Retained earnings  Total
                               ------------- ------------- ------------- ------------- ----------------- -------------
                                   US$           US$           US$            US$             US$             US$
Balance as of January 1, 1997            2           385            93             -             2,254         2,734

Net income                               -             -             -             -               438           438
Issuance of common stock                 6         1,721             -             -                 -         1,727
Repurchase of common
   stock                                (1)            -             -             -                 -            (1)
Share swap                              14           (14)            -             -                 -             -
Issuance of warrants                     -             -            90             -                 -            90
Repurchase of warrants                   -             -           (11)            -                 -           (11)
Foreign exchange
   translation
   adjustments                           -             -             -            (5)                -            (5)
                               ------------- ------------- ------------- ------------- ----------------- -------------

Balance as of December 31, 1997         21         2,092           172            (5)           2,692          4,972

Net income                               -             -             -             -              255            255
Repurchase of warrants                   -           (38)            -             -                -            (38)
Foreign exchange
   translation
   adjustments                           -             -             -             5                -              5
                               ------------- ------------- ------------- ------------- ----------------- -------------

Balance as of December 31, 1998         21         2,054           172             -            2,947          5,194

Stock dividend                           4            (4)            -             -                -              -
Net income                               -             -             -             -              339            339
                               ------------- ------------- ------------- ------------- ----------------- -------------

Balance as of December 31, 1999         25         2,050           172             -            3,286          5,533
                               ============= ============= ============= ============= ================= =============












              The accompanying notes are an integral part of these
                             financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  (Amounts expressed in United States Dollars)



1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

Euro Tech Holdings Company Limited (the "Company") was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech (Far East) Limited ("Far East") is the principal operating subsidiary of the Company. It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People's Republic of China (the "PRC").

Details of the Company's subsidiaries are summarized as follows:

                                           Percentage of
                                              equity              Place of
Name                                         ownership          incorporation         Principal activities
--------------------------------------   ------------------  ------------------  -----------------------------
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

Shanghai Euro Tech Limited                     100%               The PRC        Manufacturing of analytical
                                                                                    and testing equipment

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       BASIS OF CONSOLIDATION

         The consolidated financial statements include the financial statements of the Company and its subsidiaries (the "Group"). All material intra-group balances and transactions have been eliminated on consolidation.

b.       SUBSIDIARIES

         A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its voting shares.

c.       SALES

         Sales represent the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

d.       TAXATION

         The Company is exempted from taxation in the British Virgin Islands.

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

         Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for temporary differences between the tax and financial statements bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are classified as an asset or a liability.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

e.       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand and demand deposits with banks.

f.       INVENTORIES

         Inventories are stated at the lower of cost, on the first-in, first-out method, or net realizable value. Costs include purchase and related costs incurred in bringing each product to its present location and condition. Net realizable value is calculated based on the estimated normal selling price, less further costs expected to be incurred to disposal. Provision is made for obsolete, slow moving or defective items, where appropriate.

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

i.       FOREIGN CURRENCY TRANSLATION

         The Company maintains its books and records in United States dollars. Its subsidiaries maintain their books and records either in Hong Kong dollars or Chinese Renminbi ("functional currency") respectively. Foreign currency transactions during the year are translated into the functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date. Gain or losses from foreign currency transactions are recognized in the statements of income during the period in which they occur. Translation adjustments on subsidiaries' equity are included as cumulative translation adjustment.

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

l.       FINANCIAL INSTRUMENTS

         The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, approximates fair value due to the short-term nature of these instruments. The carrying value of long-term borrowings approximate fair value based upon rates available to the Company for borrowings with similar terms and maturities.

3.       OTHER INCOME, NET

                                                    1 9 9 7               1 9 9 8               1 9 9 9
                                               -------------------   -------------------   -------------------
                                                      '000                  '000                  '000
Gain on disposals of property, plant and
    equipment                                                  3                     4                     -
Exchange gain, net                                           110                    17                    24
Service fee income                                             -                     -                    (1)
Rental income                                                 70                    85                    44
Loss on repurchase of warrants                                 -                   (37)                    -
                                               -------------------   -------------------   -------------------

                                                             183                    69                    67
                                               ===================   ===================   ===================



4.       INCOME TAXES

The reconciliations of the Hong Kong statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

                                                    1 9 9 7               1 9 9 8               1 9 9 9
                                               -------------------   -------------------   -------------------
Statutory tax rate                                        16.5%                 16.0%                 16.0%
Permanent differences                                         -                  3.5%                  2.7%
Write-back of over-provision in prior year
                                                          (4.8%)                   -                     -
Others                                                     0.7%                  2.3%                    -
                                               -------------------   -------------------   -------------------

Effective tax rate                                        12.4%                 21.8%                 18.7%
                                               ===================   ===================   ===================

The Group had no significant unprovided deferred tax or valuation allowance as of December 31, 1997, 1998 and 1999.

There were no significant unprovided deferred taxes on valuation allowances as of December 31, 1998 and 1999.

5.       ACCOUNTS RECEIVABLE

                                                  1 9 9 8                1 9 9 9
                                             -------------------    ------------------
                                                    '000                  '000
Trade and other receivables                               2,783                 2,863
Less: Allowance for doubtful debts                          (57)                  (37)
                                             -------------------    ------------------

                                                          2,726                 2,826
                                             ===================    ==================



6.       INVENTORIES

                                                  1 9 9 8                1 9 9 9
                                             -------------------    ------------------
                                                    '000                  '000
Trading equipment and accessories                          569                   682
Less: Provision for inventory obsolescence                 (83)                 (113)
                                             -------------------    ------------------

                                                           486                   569
                                             ===================    ==================



7.       PROPERTY, PLANT AND EQUIPMENT

                                                  1 9 9 8                1 9 9 9
                                             -------------------    ------------------
                                                    '000                  '000
Land and buildings                                        2,067                 2,271
Leasehold improvements                                       43                    43
Furniture, fixtures and office equipment                     83                    96
Motor vehicles                                              113                   113
Testing equipment                                            46                    46
                                             -------------------    ------------------

                                                          2,352                 2,569

Less: Accumulated depreciation                            (391)                 (490)
                                             -------------------    ------------------

                                                          1,961                 2,079
                                             ===================    ==================

As of December 31, 1998 and 1999, land and buildings with net book values of $1,120,000 and $1,093,000, respectively, were pledged to secure certain banking facilities of Far East (see Note 8).

8.       LONG-TERM BANK LOANS

Long-term bank loans are secured by certain of the Group's land and buildings, and bear interest at prime lending rate plus 1.75% per annum. Future maturities of long-term bank loans are as follows:

                                            1 9 9 8                1 9 9 9
                                       -------------------    ------------------
                                              '000                  '000
Within one year                                       68                     85
During the second year                                76                     88
During the third year                                 85                     90
During the fourth year                                96                      -
During the fifth year                                  3                      -
                                       -------------------    ------------------

                                                     328                    263
                                       ===================    ==================

As of December 31, 1999, the Group had various banking facilities available from financial institutions amounting to approximately $4,903,000 (1998 - $5,021,000) of which $3,780,000 (1998 - $4,247,000) remained unused.



9.       WARRANTS

As of December 31, 1999, a total of 2,016,000 shares of warrants had been issued, which comprised 828,000 public warrants, 1,116,000 private warrants and 72,000 underwriting warrants issued under the Company's warrants plan. Each public and private warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price of $4.58 during the period from March 14, 1998 to March 14, 2003. Each underwriting warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price $6.88 during the period from March 14, 1998 to March 14, 2002. If the closing bid price of the Company's common stock is above US$7.0833 for twenty consecutive days, the Company has the right to redeem the warrants at the price of US$0.10 each. As of December 31, 1999, no warrant had been exercised.

10.      STOCK OPTIONS

A total of 1,400,000 shares of common stock have been reserved for issuance under the Company's management options plan ("Management Options"). The Management Options provide for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees Management Options, which allow them to purchase up to 1,329,000 shares of common stock. No Management Options were granted during the years ended December 31, 1998 and 1999. Such Management Options became exercisable on March 14, 1998 and have a term of up to ten years. The exercise price of the Management Options is $4.00 per share for 400,000 of such options and $4.58 per share for the remaining 929,000. Subsequent to the distribution of stock dividend during the year ended December 31, 1999, the number and the price of Management Options granted have been adjusted. The exercise price of the adjusted Management Options is $3.33 per share for 480,000 of such options and $4.58 per share for the remaining 1,114,800. The exercise price of those Management Options, which have not been granted, is $4.58 per share. As of December 31, 1999, no options had been exercised. Weighted-average exercise price of Management Options outstanding and exercisable as of December 31, 1999 was approximately $4.20 per share.

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option granted at or above fair market value. Had compensation expense for the Company's Management Options been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income for the year ended December 31, 1997 would be approximately $37,000.
The Company's pro forma basic and diluted net loss per common share would be approximately $0.02 for the year ended December 31, 1997.

Weighted average fair values of Management Options granted during the year ended December 31, 1997 is estimated on the date of grant using the Black-Scholes option-pricing model. Fair values of Management Options are estimated on the date of grant using the following assumptions:

                                                                 1 9 9 7
                                                           ------------------
Risk-free interest rate                                           5.52%
Expected dividend yield                                            0%
Expected option life                                            10 years
Expected stock price volatility                                    20%

11. PENSION PLAN

The Group has a defined contribution pension plan for all its employees except for a few employees who work in the PRC. Under this plan, all employees are entitled to a pension benefit equals to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group. The Group is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Group has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1997, 1998 and 1999, the Group made total pension contributions of approximately $115,000, $127,000 and $124,000, respectively.



12. RELATED PARTY TRANSACTIONS

The transactions with related parties are summarized as follows:

                                                    1 9 9 7               1 9 9 8               1 9 9 9
                                               -------------------   -------------------   -------------------
                                                      '000                  '000                  '000
Sales to related companies                                   226                    52                    33

Purchases from related companies                             640                   571                   895

Interest income received from a related
    company                                                    -                    11                    10

Rental income received from a related
    company                                                   54                    59                    36

Rental expenses paid to a related company                     30                    46                    46

Management fee paid to a related company                      26                    25                    23



All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2000.

13. OPERATING LEASE COMMITMENTS

The Group has various operating lease agreements for office and industrial premises, which extend through May 2000. Rental expenses for the years ended December 31, 1997, 1998 and 1999 were approximately $209,000, $223,000 and
$205,800, respectively. Future minimum rental payments as of December 31, 1998 and 1999, under agreements classified as operating leases with non-cancellable terms, are as follows:

                                           1 9 9 8               1 9 9 9
                                      ------------------    -------------------
                                            '000                   '000
2000                                                166                    56
2001                                                 65                    15
                                      ------------------    -------------------

Total minimum lease payments                        231                    71
                                      ==================    ===================



14. SUBSEQUENT EVENT

Subsequent to December 31, 1999, the Group established a wholly owned subsidiary in Hong Kong which will be engaged in the internet business.