Form 20-F
period 2000-12-31
EURO TECH HOLDINGS CO LTD
filed 2001-06-29
CIK 1026662

                                    FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      DECEMBER 31, 2000
                         -------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _______________________

Commission file number       000-22113
                      ----------------------------------------------------------


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


                                                    Name of each exchange
            Title of each class                      on which registered

NOT APPLICABLE
-------------------------------------         ----------------------------------

NOT APPLICABLE
-------------------------------------         ----------------------------------

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

                                                2,481,838 ORDINARY SHARES
                                                --------------------------------
                                                2,016,000 WARRANTS
                                                --------------------------------


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes       X                   No
                      --------------               ---------------


      Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17                       Item 18      X
                          --------------               --------------


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

                  Yes                           No
                      ---------------              ---------------

                                TABLE OF CONTENTS

INTRODUCTION.................................................................1

GLOSSARY.....................................................................2

PART I.......................................................................3

  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............3
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE............................3
  ITEM 3. KEY INFORMATION....................................................3
    ITEM 3A.SELECTED FINANCIAL DATA..........................................3
    ITEM 3B.CAPITALIZATION AND INDEBTEDNESS..................................4
    ITEM 3C.REASONS FOR THE OFFER AND USE OF PROCEEDS........................4
    ITEM 3D.RISK FACTORS.....................................................5
  ITEM 4. INFORMATION ON THE COMPANY........................................13
    ITEM 4A.HISTORY AND DEVELOPMENT OF THE COMPANY..........................13
    ITEM 4B.BUSINESS OVERVIEW...............................................14
    ITEM 4C.ORGANIZATIONAL STRUCTURE........................................22
    ITEM 4D.PROPERTY, PLANT AND EQUIPMENT...................................22
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................23
    ITEM 5A.OPERATING RESULTS...............................................23
    ITEM 5B.LIQUIDITY AND CAPITAL RESOURCES.................................28
    ITEM 5C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES..................30
    ITEM 5D.TREND INFORMATION...............................................30
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................31
    ITEM 6A.DIRECTORS AND SENIOR MANAGEMENT.................................31
    ITEM 6B.COMPENSATION....................................................33
    ITEM 6C.BOARD PRACTICES.................................................39
    ITEM 6D.EMPLOYEES.......................................................39
    ITEM 6E.SHARE OWNERSHIP.................................................39
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................39
    ITEM 7A.MAJOR SHAREHOLDERS..............................................39
    ITEM 7B.RELATED PARTY TRANSACTIONS......................................40
  ITEM 8. FINANCIAL INFORMATION.............................................41
    ITEM 8A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.........41
    ITEM 8B.SIGNIFICANT CHANGES.............................................42
  ITEM 9. THE OFFERING AND LISTING..........................................42
    ITEM 9A.LISTING DETAILS AND 9.C PRINCIPAL TRADING MARKET................42
    ITEM 9B.PLAN OF DISTRIBUTION............................................44
    ITEM 9D.SELLING SHAREHOLDERS............................................44
    ITEM 9E.DILUTION........................................................44
    ITEM 9F.EXPENSES OF THE ISSUE...........................................44
  ITEM 10.ADDITIONAL INFORMATION............................................44
    ITEM 10A. SHARE CAPITAL.................................................44
    ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION........................47

    ITEM 10C. MATERIAL AGREEMENTS...........................................50
    ITEM 10D. EXCHANGE CONTROLS.............................................51
    ITEM 10E. TAXATION......................................................51
    ITEM 10F. DIVIDENDS AND PAYING AGENTS...................................51
    ITEM 10G. STATEMENT BY EXPERTS..........................................51
    ITEM 10H. DOCUMENTS ON DISPLAY..........................................52
    ITEM 10I. SUBSIDIARY INFORMATION........................................52
  ITEM 11.  QUANTITATIVE AND QUALIFICATION DISCLOSURES ABOUT MARKET RISK....52
  ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECUIRITIES...........52

PART II.....................................................................53

  ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES................53
  ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND
  USE OF PROCEEDS...........................................................53
  ITEM 15.[RESERVED]........................................................53
  ITEM 16.[RESERVED]........................................................53

PART III....................................................................54

  ITEM 17.FINANCIAL STATEMENTS..............................................54
  ITEM 18.FINANCIAL STATEMENTS..............................................54
  ITEM 19.EXHIBITS..........................................................55

SIGNATURES..................................................................56

                                  INTRODUCTION

      In this Form 20-F, reference to "us", "we", the "Company" and "EuroTech" are to EuroTech Holding Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires

      FORWARD LOOKING STATEMENTS. This annual report contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the "Commission") or otherwise. Such forward looking statements are within the meaning of that term in Section 21E of the Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Annual Report, including those contained in the sections entitled Part I, Item 3D. "Risk Factors" and Item 5. "Operation and Financial Review and Prospects" and the notes to the Company's Financial Statements, describe factors, among others, that could contribute to or cause such differences.

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

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.


ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.


ITEM 3.   KEY INFORMATION

ITEM 3A.  SELECTED FINANCIAL DATA

                         SELECTED FINANCIAL INFORMATION
                     (Amounts expressed in thousands, except
              share and per share data and unless otherwise stated)

      The selected income statement data for years ended December 31, 1998, 1999 and 2000, and the selected balance sheet data as of December 31, 1999 and 2000 set forth below are derived from audited financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. "Operating and Financial Review and Prospects." The selected income data for the years ended December 31, 1996 and 1997 and the selected balance sheet data as of December 31, 1996, 1997 and 1998 set forth below are derived from audited financial statements of the Company which are not included herein.


                                                                        AS OF DECEMBER 31,

                                           --------------------------------------------------------------------
                                                 1996            1997          1998        1999          2000
                                                 ----            ----          ----        ----          ----
                                                 US$(1)          US$           US$         US$           US$
BALANCE SHEET DATA:
 Cash and cash equivalents                        1,400          2,539        3,045        3,691         3,963
 Working capital(2)                               1,307          3,292        3,493        3,632         3,686
 Total assets                                     8,278          8,084        8,559        9,637        10,092
 Short-term debt(3)                               1,201             75           68           85            94
 Long-term bank loans                               586            329          260          178            92
 Shareholders' equity                             2,734          4,972        5,194        5,533         5,878

----------
(1) Translation solely for convenience of the readers at the exchange rate of HK$7.74-US$1.
(2)   Current assets minus current liabilities.
(3) Short-term debt includes short-term borrowings and current portion of long-term bank loans.


                                                   FOR THE YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------
                                1996            1997            1998            1999           2000
                                ----            ----            ----            ----           ----
                                 US$            US$             US$             US$            US$
INCOME STATEMENT DATA:

Net sales ............         13,758          12,510          12,757          13,107          15,010
Cost of goods sold ...        (10,633)         (9,399)         (9,662)         (9,896)        (11,467)
                           ----------      ----------      ----------      ----------      ----------

Gross profit .........          3,125           3,111           3,095           3,211           3,543

Selling and
Administrative
Expenses .............         (2,703)         (2,812)         (2,924)         (2,946)         (3,301)
                           ----------      ----------      ----------      ----------      ----------

Operating income .....            422             299             171             265             242
Interest (expenses)
Income, net ..........            (98)             18              86              85             113
Other income, net ....            242             183              69              67              97
                           ----------      ----------      ----------      ----------      ----------

Income before taxes ..            566             500             326             417             452
Income taxes .........            (97)            (62)            (71)            (78)            (94)
                           ----------      ----------      ----------      ----------      ----------

Net income ...........            469             438             255             339             358
                           ==========      ==========      ==========      ==========      ==========

Net income per
Ordinary Share .......           0.32            0.23            0.12            0.15            0.15
Weighted average
Number of
Ordinary Shares
Outstanding ..........      1,450,000       1,888,000       2,068,200       2,204,200       2,481,838



ITEM 3B.  CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

ITEM 3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

ITEM 3D.  RISK FACTORS

      You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward Looking Statements."

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

                            o There can be no assurance that these past or any prospective future changes in political or other conditions will not result in a material adverse affect upon the Company.

ECONOMIC INSTABILITY;
CURRENCY EXCHANGE RATE      o       Most economies in the Far East are suffering
                                    from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight from financial institutions.

                            o On June 22, 1998, the Hong Kong Chief Executive announced an immediate freeze on new government land sales through April 22, 1999 in an attempt to stabilize property prices which have on average fallen approximately 43% from their 1997 peak, and ease tightening credit. Financial institutions could face additional pressure from possible defaults on loans made for property. Issuer stock valuations also dropped sharply from a 1997 high on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hang Seng Index was 16,673.27. On June 15, 2001, that index stood at 13,102.50. There can be no
                                    assurance that these problems will not
                                    continue to abate or worsen or that recovery will continue in the near future in which event the Company may likely be materially adversely affected.

ECONOMY MAY
BE UNSTABLE                 o       Unlike many other countries economies, the
                                    People's Republic of China (the "PRC")
                                    government's economic philosophy is based upon a "planned" economy model as opposed to a "free enterprise" or "capitalist" model with moderate government regulation which is the typical model in most developed, Western nations. For more than forty years, the PRC economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans
                                    (collectively, "State Plans") adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets.

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

                            o The Company's results at times may also be adversely affected by:

                                    o     changes in political, economic and
                                          social conditions in the PRC;
                                    o     by changes in government policies
                                          such as changes in laws and
                                          regulations (or their interpretation);
                                    o     the introduction of additional
                                          measures to control inflation;
                                    o     changes in the rate or method of
                                          taxation;
                                    o     imposition of additional restrictions
                                          on currency conversion remittances
                                          abroad;
                                    o     reduction in tariff protection and
                                          other import restrictions;
                                    o     a return to the more centrally-planned
                                          economy that existed prior.

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

REGIONAL ECONOMIC
PROBLEMS                    o       Most economies in the Far East have suffered
                                    from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight on financial institutions.
                                    These problems may materially adversely
                                    affect political and economic conditions in Hong Kong and the PRC. There can be no assurance that such problems will abate or become worse, or continue for a protracted period, or that recovery will occur in the near future, if at all, in which event the Company may likely be materially adversely affected.

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

GOVERNMENT CURRENCY
CONTROLS                    o       The PRC government imposes control over its
                                    foreign currency reserves in part through direct regulation of the conversion of its currency, Renminbi ("Rmb") into foreign exchange and through restrictions on foreign imports. The conversion of Rmb into Hong
                                    Kong and United States Dollars must be based on rates set by the People's Bank of China
                                    ("PBOC"), which rates are set daily based on the previous day's Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets.

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

TURBULENT RELATIONS
WITH THE UNITED STATES      o       The United States and the PRC have been
                                    involved in controversies over (a) the
                                    protection in the PRC of intellectual
                                    property rights that threatened a trade war between the countries, (b) the terms of the PRC's entrance into the World Trade
                                    Organization ("WTO"), (c) the NATO bombing on May 7, 1999 of the PRC's Embassy in
                                    Belgade, (d) the April 2001 mid-air
                                    collision of United States and PRC military aircraft and (e) the protection of human rights in the PRC.

RECENT DEVELOPMENTS REGARDING
CHINA'S ENTRY INTO THE
WORLD TRADE ORGANIZATION    o       During 2000, the China concluded bilateral
                                    negotiations of the major terms for its
                                    entry into the WTO with a number of
                                    countries including the United States and the European Union but it is still negotiating its entry into the WTO. This issue may arise again in the United States
                                    Congress in July 2001, as Congress granted
                                    China permanent normal trade states on the condition that it join the WTO by early June
                                    2001.

CERTAIN RISKS RELATION TO COMPANY'S BUSINESS.

DISPOSED OF SUBSIDIARIES    o       The Company disposed of several unsuccessful
                                    subsidiaries which had sustained losses in businesses outside the Company's core business.

                            o The Company has from time to time invested in real estate in Hong Kong. Although the Company has derived past profits from some of its investments in Hong Kong real estate, there can be no assurance that the Company will ever derive a profit from any future investments in Hong Kong realty. As a result of the recent transfer of sovereignty over Hong Kong from the United Kingdom to China, any investment in Hong Kong realty will be subject to the risks arising from that transfer, including but not limited to the possible appropriation of realty by the Chinese government. In addition, in Mid-1998 the Government of Hong Kong froze public land sales and dispositions of property through April 1999 in order to stabilize Hong Kong property values which had substantially declined from their peak in 1997. See Item 5. "Operating and Financial Review and Prospects."

DEPENDENCE
UPON MANAGEMENT             o       The Company is dependent upon the services
                                    of its executive officers, in particular Mr.
                                    T.C. Leung, the Chairman of the Company's
                                    Board of Directors and its Chief Executive
                                    Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. Although the Company is the beneficiary of a "Key Person" life insurance policy in the amount of $1,000,000 on the life of Mr. Leung, there can be no assurance that such coverage will be sufficient to compensate the Company for the loss of the services of Mr. Leung. See Item
                                    6. "Directors, Senior Management and
                                    Employees."

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

COMPETITION WITH VENDORS    o       As the Company plans to assemble products of
                                    the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See Item 4. "Information on the
                                    Company."

DEPENDENCE ON VENDORS;
LACK OF LONG
TERM AGREEMENTS             o       The Company distributes supplies
                                    manufactured by a number of vendors,
                                    including Wallace & Tiernan Pacific Pty.
                                    Ltd. ("Wallace"), Hach Company, Inc.
                                    ("Hach"), Hioki E.E. Corp. ("Hioki") and
                                    ThermoQuest Corporation ("ThermoQuest"), which are the Company's largest suppliers.
                                    The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao, its agreements with each of Wallace and ThermoQuest are terminable on thirty days notice by either party prior to the renewal date and the agreement with Hach expires in February 2002, unless renewed.
                                    Although alternative sources of supply
                                    exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on the Company's operations due to the Company's dependence on these vendors.

CONTROL BY T.C. LEUNG POTEN-
TIAL CONFLICT OF INTERESTS  o       T.C. Leung, the Company's Chairman of the
                                    Board and Chief Executive Officer, as a
                                    practical matter, is able to nominate and cause the election of all the members of the Company's Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See Item 7. "Major Shareholders and
                                    Related Party Transactions" and Item 6.
                                    "Directors, Senior Management and
                                    Employees."

CERTAIN LEGAL CONSEQUEN-
CES OF INCORPORATION
IN THE BRITISH VIRGIN
ISLANDS; RIGHTS OF SHARE-
HOLDERS NOT AS EXTENSIVE
AS IN U.S. CORPORATIONS     o       Principles of British Virgin Islands ("BVI")
                                    corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company's shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States.

                            o The rights of shareholders under British Virgin Islands law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. United States shareholder action must be taken in good faith and actions by controlling shareholders in a United States jurisdiction compensation which are obviously unreasonable may be declared null and void.

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

ANTI-TAKEOVER PROVISIONS    o       The Company has 5,000,000 shares of "blank
                                    check preferred stock" authorized. The
                                    "blank check preferred stock" is intended to strengthen the Company's ability to resist an unsolicited takeover bid and may be deemed to have an anti-takeover effect. The
                                    Board of Directors has the right to fix the rights, terms and preferences at the time of issue of

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

                            o All of the Company's directors and executive officers reside outside of the United States, service of process upon the Company and such persons may be difficult to effect in the United States upon all such directors and officers.

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


ITEM 4.   INFORMATION ON THE COMPANY

ITEM 4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

      The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation ("Far East"). The Company successfully completed a public offering ("Public Offering") of approximately 741,840 Ordinary Shares, $.01 par value, and 828,000 Redeemable Ordinary Share Purchase Warrants (the "Common Stock"), from which the Company received net proceeds of approximately $1,817,000, in March 1997. Each Warrant entitles the holder to purchase one Ordinary Share at a price of $4.5833 per share. At December 31, 2000, no Warrants had been exercised. Pursuant to and concurrently with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See Item 5. "Operating and Financial Review and Prospects." Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water.

      Prior to its incorporation, the businesses of the Company were engaged in by Far East, which in 1997 was acquired by, and is now a wholly-owned subsidiary of the Company. Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company, Eurotherm Ltd., to market and distribute its parent company's industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980's, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent's products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company's Chairman of the Board of Directors and Chief Executive Officer. Far East thereafter changed its name from Eurotherm (Far East) Ltd. to its current name. See Item 7. "Major Shareholders and Related Party Transactions."

      The Company used portions of the net proceeds of the Public Offering to
(a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment (approximately $200,000), (b) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC (approximately $200,000), (c) purchase equipment (approximately $135,000),
(d) establish a subsidiary to develop and operate a B2B website (approximately $331,000), (e) repurchase securities from the underwriter of the Company's Public Offering (approximately $105,000), (f) pay expenses incurred in seeking acquisition candidates and hiring an agent in the United States (approximately $170,000), (g) development costs of an Infrared Photometric Oil Analzer (approximately $40,000), and (h) repurchase its own Ordinary Shares in the open market (approximately $16,000).

ITEM 4B.  BUSINESS OVERVIEW

      The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. The Company distributes products to more than 400 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation China's National Environmental Protection Agency, a joint venture between the China Great Wall Industry 1/E Corp. and Austria's Aqua Engineering to construct one of Beijing's water treatment plants, and to subdistributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Wallace, Hach, Hioki and ThermoQuest, which are the Company's largest suppliers, with purchases from them accounting for approximately 8%, 20%, 11% and 5%, respectively, of the Company's sales during its fiscal year ended December 31, 1999 ("Fiscal 1999") and 7%, 23%, 12% and 7%, respectively, of the Company's sales during its fiscal year ended December 31, 2000 ("Fiscal 2000").

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

      The Company is continually identifying manufacturing plants and engineering companies which would make suitable acquisition targets. The Company contemplates, but as to which no assurance can be made, that such entities, if acquired, would assist in the assembly of its products and offer customer turnkey projects and solutions.

      In March of 2001, the Company entered into a non-binding letter of intent to acquire a 30% equity interest in Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company, Ltd. ("Pact") for approximately U.S. $290,000, subject to final negotiations. Pact is a privately owned engineering firm situated in Shanghai that is believed by the Company to specialize in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. The Company believes that Pact's business is complementary to the Company's as the Company continues to focus on sales and marketing of products of others. Also, the Company anticipates that if it is able to secure an equity stake in Pact, its ability to become a supplier to Pact will be enhanced. The acquisition of an equity stake in Pact is subject to the negotiation of a definitive agreement, due diligence investigation of Pact, its finances, operations and certain legal requirements, was to be originally accomplished by April 23, 2001 has been extended to the end of August, 2001. There can be no assurance that the Company will successfully complete such acquisition, it will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company or that the Company will not lose its entire investment.

      During Fiscal 1999 and Fiscal 2000, the Company had sales of approximately $13,107,000 and $15,010,000, respectively, and net income of approximately $339,000 and $358,000, respectively.

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

      The Company derived approximately 49.8% and 55.2% of its sales from the sale of Scientific Instruments during Fiscal 1999 and Fiscal 2000, respectively.

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

      The Company derived approximately 25.5% and 21.0% of its sales from the sale of Process Control and Engineering Products during Fiscal 1999 and Fiscal 2000, respectively.

      OTHER PRODUCTS. The Company distributes general testing and telecommunications testing equipment to industries, utilities, educational institutions and telecommunications companies. The Company also distributes multi-channel digital and analogue recorders and similar products. Customers for telecommunications products include government departments and telephone companies and utilities.

      The Company derived approximately 12.8% and 13.4% of its sales from the sale of these Other Products during Fiscal 1999 and Fiscal 2000, respectively.

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

      The Company derived approximately 11.9% and 10.4% of its sales from Special Projects and Technical Support Operations during Fiscal 1999 and Fiscal 2000, respectively.

      CUSTOMERS. At the end of Fiscal 2000, the Company had more than 400 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 2000, no single customer accounted for more than 5% of the Company's sales, and the Company does not believe that any single customer or sub-distributor is material to its operations.

      OTHER DISTRIBUTION LINES. The Company has previously established subsidiaries to distribute products not directly related to its core business of distributing water and waste-water-related products, but it has consolidated its operations to focus more on this core business, spinning off its subsidiaries which are incompatible with its core business.

      The Company has also from time to time been involved with other businesses not related to its core business, including investing in real estate. The Company currently owns real property in Hong Kong which it intends to sell. Although the Company is presently discontinuing or disposing of operations not related to its core business, in the future, the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate. See Item 4D. "Property, Plants and Equipment."

PROTOTYPE INFRARED PHOTOMETRIC OIL ANALYZER

      In May 2000, the Company signed an agreement with the Shanghai Institute Optics Instrument to jointly develop as Infrared Photometric Oil Analyzer by infrared absorption method. Potential prototypes of the analyzer have been completed. Potential customers, who are evaluating the analyzer, have advised that the prototypes have been received. This analyzer is intended to detect concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial wastewater. Potential customers are environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China. The prototypes were completed and we are now assembling the initial 20 analyzers for customers and our representative's offices.

      Our perceived advantage of the analyzer is that the sample under that test is measured by three different wavelengths simultaneously thus giving more accurate readings against one fixed wavelength used by most of our potential competitors' products.

      There can be no assurance that any such analyzer will: be fully developed past the prototype stage; become a commercially viable product; and not result in losses to the Company.

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

      The Company distributes products manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's primary suppliers, with purchases from them accounting for approximately 8%, 20%, 11% and 5%, respectively, of the Company's sales during Fiscal 1999 and 7%, 23%, 12% and 7%, respectively of the Company's sales during Fiscal 2000. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and Finnigan. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company's agreement with Finnigan for most products does not include the PRC, while the Company's agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach's sole representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao. The Company's agreement with Wallace is terminable by either party on thirty days notice prior to its annual renewal date. The Company's agreement with Finnigan is terminable on ninety days notice by either party. The Company's agreement with Hach expires in February 2002, unless renewed. Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

EXPANSION

      Other than the potential acquisitions of manufacturing plants and engineering companies for proposed product - assembly operation, development of the Infra and Photometic Oil Analyzer and the recently opened "pilot" shop in Shanghai the Company plans to open another shop in Beijing approximately at the end of 2001. (See "--Sales and Marketing.") In addition, although the Company has disposed of certain subsidiaries in transactions with affiliates and disposed of certain realty held for investment purposes, in an effort to streamline its structure and concentrate on its core business, in the future the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate.

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

COMPETITION

      The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has begun to implement plans to assemble products of the kind that it presently distributes (see "-- Product Assembly Operations.") Should an assembly operation be developed to the stage where products are presented to the market, the Company may be in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company's ability or such competitor's willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company's core business.

      In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign-manufactured and higher-priced than products manufactured in the PRC. As a result, the Company reduced its sales prices to remain competitive, with a corresponding negative impact upon profit margins. During Fiscal 1998, Fiscal 1999 and Fiscal 2000, the Company's profit margins were approximately 24.3%, 24.5% and 23.6%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company's more extensive distribution network and an established reputation.

B2B WEBSITE

      B2B website. In or about March 2000, the Company established CHINAH2O.COM.LTD., a Hong Kong corporation. Through CHINAH2O.COM LTD., the Company launched a bilingual Business-to-Business ("B2B") internet platform in August 2000. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China.

The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities. The business and other activities generated by CHINAH2O.COM, LTD. have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

PRODUCT ASSEMBLY OPERATIONS

      The Company, through its PRC Corporation, Shanghai Euro Tech Limited, plans to assemble certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The Company has obtained a one-year lease expiring in January 2002 to a manufacturing plant and has commenced assembly operations for water and waste water test instruments after receiving PRC government approvals in December 1999. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors. It is planned that the Company's obligations pursuant to the Agreement with the Shanghai Institute will be met through the Pudong Shanghai Assembly Plant.

SALES AND MARKETING

      The Company distributes products through its principal office located in Hong Kong and its regional PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Company has a marketing and sales force of 37 people who are paid a salary plus commission based on sales. The Company's offices also coordinate the sales efforts of approximately fifteen other companies located in the PRC which act as sub-distributors. These sub-distributors are paid a commission on sales they generated, and are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifteen sub-distributors accounted for less than two percent of the Company's sales during Fiscal 1999 and Fiscal 2000.

      On April 20, 2001, the Company opened a "pilot" shop in Shanghai to sell inventoried water and other electronics testing equipment to potential customers. The Company's "pilot" shop is located at 185 Beijing Road (East) in Shanghai. If the Shanghai "pilot" shop proves commercially feasible, the Company intends to open a second shop in Beijing in the last quarter of 2001 and intends to explore having independent third parties, not otherwise affiliated with the Company, establish similar shops in other cities in China. In view of China's impending WTO accession, the "pilot" shop and possible shops to be opened by independent third parties represent a new marketing tool to be used by the Company. There can be no assurance that the "pilot" shop will prove to be commercially viable, that the Company will not sustain losses in connection with the founding costs of opening and running the "pilot" shop, hiring personnel and similar expenses. There can be no assurance that similar shops will be established by independent third parties, that any such third party shop will become commercially viable, or result in any significant revenues or profits to the company.

ITEM 4C. ORGANIZATIONAL STRUCTURE

      The Company presently wholly-owns Euro Tech (Far East) Limited ("Far East") which, in turn, wholly owns the following corporations:

      o Euro Tech Trading (Shanghai) Limited - a People's Republic of China corporation
      o     Euro Tech (China) Limited - a Hong Kong corporation
      o     Chinah2o.com Limited - a Hong Kong corporation
      o Shanghai Euro Tech Limited - a People's Republic of China corporation

      The Company's wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

ITEM 4D.  PROPERTY, PLANT AND EQUIPMENT

      The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a lease expiring in May 2002 for monthly rental payments of approximately $9,160. The warehouse storage space is used to hold products for distribution to its customers via common carriers.

      In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and as of December 31, 2000, had an outstanding mortgage of approximately $186,000 in principal, bearing interest at Hong Kong's prime rate plus 1.75%, which mortgage repayable in eighty-four monthly installments through approximately November 2002. This property is now used as Chinah2o.com Ltd.'s office.

      The Company also maintains regional sales offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing sales office is situated on property purchased in November 1994. The Shanghai sales office is situated on property purchased in August 1995. The Guangzhou sales office is rented pursuant to a lease expiring in June 2002 for approximately $750 per month. The Chongqing sales office is rented pursuant to a lease expiring in May 2003 for approximately $630 per month. The Xian sales office is rented pursuant to a lease expiring in March 2002 for approximately $200 per month. The Shenyang office is rented pursuant to a lease expiring in December 2002 for approximately $380 per month. Euro Tech Shanghai's office in Shanghai is rented pursuant to a lease expiring in April 2002 for approximately $250 per month.

      Euro Tech Shanghai's office in Shanghai is rented pursuant to a lease expiring in January 2002 for approximately $830 per month.

      Euro Tech's Shanghai "pilot" shop is rented pursuant to a lease expiring in February 2003 for approximately $2,008 per month.

      The Company's registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (809) 494-5296.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5A.  OPERATING RESULTS

BACKGROUND - POLITICAL AND ECONOMIC CONDITIONS IN HONG KONG AND THE PEOPLE'S REPUBLIC OF CHINA

      The Company's operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. In the Company's fiscal year ended December 31, 2000 ("Fiscal 2000") approximately 68% and 29% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During the Company's fiscal year ended December 31, 1999 ("Fiscal 1999") approximately 68% and 30% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. Sales to customers situated in Macao and elsewhere in both years were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

      HONG KONG. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company's understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See Item 3D. "Key Information - Risk Factors."

      PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC's economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, "State Plans") adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC's national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. See Item 3D. "Key Information - Risk Factors."

OVERVIEW

      In March 1997, the Company completed its Public Offering and thereby received net proceeds of approximately $1,817,000. Upon the completion of the Public Offering, the Company acquired all of the issued and outstanding ordinary shares of Far East in consideration for its issuance of 1,233,120 and 446,880 Ordinary Shares to Regent Earning Limited, a company incorporated in Hong Kong, and Pearl Venture Limited, a company incorporated in the British Virgin Islands, respectively. Regent Earning Limited ("Regent") and Pearl Venture Limited ("Pearl") previously had in the aggregate held 100% of the outstanding shares of Far East. This transaction has been accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. Subsequent to 1997, Regent and Pearl disbursed their Ordinary Shares in the Company to certain of their beneficial owners.

      The following operating and financial review should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with United States GAAP.

RESULTS FROM OPERATIONS

      During the two fiscal years ended December 31, 1995, Far East's sales revenues remained substantially unchanged following a period of gradual increases in sales. Management of the Company believes that Far East's lack of sales growth during those two years resulted from the PRC'S economic austerity measures undertaken to halt inflation in the PRC, which was approximately 27% in 1994. These economic austerity measures included the tightening of credit, when coupled with a devaluation of the RMB in 1993 and the imposition of a value tax imposed by the PRC on imports into the PRC, caused products manufactured in the PRC to become more competitive with the United States, European and Japanese manufactured products distributed by Far East even though the products distributed by Far East were of better quality. Cost became an overriding issue with many of PRC's customers and, in response, Far East reduced its sales prices and, therefore, its profit margins to remain competitive with PRC manufacturers. During the fiscal year ended December 31, 1996 ("Fiscal 1996"), Far East also began streamlining its operations and focusing its efforts on its current product lines by disposing of three of its subsidiaries.

      One such subsidiary had been established to distribute telecommunication products. However, the Company believes that manufacturers of these products generally distributed their products directly to end users, instead of using intermediary distributors such as Far East. The Company also believes that technical expertise in this product line, which it lacked, was a necessity for successfully entering this market. The Company attributes the inability of this subsidiary to ever develop its core business to the foregoing factors. A second subsidiary had been established to distribute industrial computers but lost its principal vendor when that vendor sold its industrial computer production line to another supplier. Additionally, another major manufacturer of industrial computers established its own Hong Kong and PRC distribution operation. A third subsidiary was principally a holding company for the other two subsidiaries.

      The following table presents selected statement of operations data expressed as a percentage of net sales for the Company's Fiscal 1996, Fiscal 1997, Fiscal 1998, Fiscal 1999 and Fiscal 2000.


                                                        YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------
                                          1996       1997       1998       1999        2000
                                          ----       ----       ----       ----        ----
Net Sales                                 100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold                         77.3%      75.1%      75.7%      75.5%      76.4%
Gross Profit                               22.7%      24.9%      24.3%      24.5%      23.6%
Selling and administrative expenses        19.6%      22.5%      22.9%      22.5%      22.0%
Operating income                            4.1%       4.0%       2.6%       3.2%       3.0%
Income tax provision                         .7%        .5%        .6%        .6%        .6%
Net income                                  3.4%       3.5%       2.0%       2.6%       2.4%
                                        =======    =======    =======    =======    =======

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

      SALES; GROSS PROFIT AND COST OF GOODS SOLD. Sales increased by approximately $1,903,000 or 14.5% to approximately $15,010,000 in Fiscal 2000 from approximately $13,107,000 in the Company's year ended December 31, 1999 ("Fiscal 1999"). The increase was primarily due to improvement of the economy in the PRC.

      Gross profits increased by approximately $332,000 or 10.3% to approximately $3,543,000 for Fiscal 2000 as compared to approximately $3,211,000 for Fiscal 1999. This increase was attributable to the increase sales in Fiscal 2000. During Fiscal 2000, the Company's cost of goods sold was approximately $11,467,000, or 76.4% of sales, in comparison to approximately $9,896,000 or 75.5% of sales for Fiscal 1999. Cost of goods sold expressed as a percentage of sales increased by 0.9% in Fiscal 2000 as compared with Fiscal 1999. The gross profit margin decreased and the percentage increase in cost of goods sold were attributed to the fact that the Company had less engineering assignments during Fiscal 2000.

      SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were approximately $3,301,000 in Fiscal 2000, an increase of approximately $355,000 or 12.1% from approximately $2,946,000 in Fiscal 1999. The increase was primarily due to (i) the general increase in expenses related to the increase in sales, and (ii) additional expenses for the two new subsidiary companies, i.e. Shanghai Euro Tech Limited and Chinah2o.com Limited.

      INTEREST INCOME. Net interest income increased by approximately $28,000 or 32.9% to approximately $113,000 in Fiscal 2000 from approximately $85,000 for Fiscal 1999. Interest income increased by approximately $24,000 or 21.1% to approximately $138,000 in Fiscal 2000 from approximately $114,000 in Fiscal 1999. The increase was primarily due to the general increase in the interest rate from bank deposits and increase in bank deposits during the year. Interest expense decreased by approximately $4,000 or 13.8% to approximately $25,000 in Fiscal 2000 from approximately $29,000 for Fiscal 1999. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

      OTHER INCOME. Other income increased by approximately $30,000 or 44.8% to approximately $97,000 in Fiscal 2000 from approximately $67,000 in Fiscal 1999. The increase in other income was principally due to increase in exchange gains.

      PROVISION FOR PROFIT TAX. Provisions for taxes increased by $16,000 to approximately $94,000 in Fiscal 2000 from approximately $78,000 in Fiscal 1999. The increase was due primarily to an increase in operating profit. The increase in effective tax rate was due to the net operating loss of some subsidiaries for which no benefit was realized.

      INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased by approximately $19,000 or 5.6% to approximately $358,000 in Fiscal 2000 from approximately $339,000 in Fiscal 1999. The increase in net income was primarily due to the increase in sales and the increase in the gross margin. However, the increase in net income was substantially offset by the operating loss of some newly set up subsidiaries.

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998.

      SALES; GROSS PROFIT AND COST OF GOODS SOLD. Sales increased by approximately $350,000 or 2.7% to approximately $13,107,000 in Fiscal 1999 from approximately $12,757,000 in the Company's year ended December 31, 1998 ("Fiscal 1998"). The Company's business was slightly improved because Asia, including China, was starting to climb out of its economic downturn.

      Gross profits increased by approximately $116,000 or 3.7% to approximately $3,211,000 for Fiscal 1999 as compared to approximately $3,095,000 for Fiscal 1998. This increase was attributable to the increase in gross profit margins from 24.3% in Fiscal 1998 to 24.5% in Fiscal 1999. During Fiscal 1999, the Company's cost of goods sold was approximately $9,896,000, or 75.5% of sales, in comparison to approximately $9,662,000 or 75.7% of sales for Fiscal 1998. Cost of goods sold expressed as a percentage of sales decreased by 0.2% in Fiscal 1999 as compared with Fiscal 1998. The gross profit margin increased and the percentage decrease in cost of goods sold were attributed to the fact that the Company had more engineering assignments during Fiscal 1999.

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

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

      SALES; GROSS PROFIT AND COST OF GOODS SOLD. Sales increased by approximately $247,000 or 2% to approximately $12,757,000 in Fiscal 1998 from approximately $12,510,000 in the year ended December 31, 1997 ("Fiscal 1997"). The Company's business was adversely affected by the deterioration of the economy in Hong Kong and China coupled with the Asian currency crisis. However, the contribution from the three new PRC sales offices opened in 1997 reduced the impact and attributed to the increase in sales.

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

ITEM 5B.  LIQUIDITY AND CAPITAL RESOURCES

      The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings under bank lines of credit, and long-term mortgage bank loans. The Company expects, but as to which no assurance may be made, that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its capital expenditures. Working capital at the end of Fiscal 1999 and Fiscal 2000 was approximately $3,632,000 and $3,686,000, respectively.

      The Company generated net cash of $696,000, $928,000 and $675,000, from operating activities in Fiscal 1998, Fiscal 1999 and Fiscal 2000, respectively, on net income of $255,000, $339,000 and $358,000 in Fiscal 1998, Fiscal 1999 and
Fiscal 2000, respectively. At the end of Fiscal 1998, Fiscal 1999 and Fiscal 2000, the Company's accounts receivable were approximately $2,726,000, $2,826,000 and $2,497,000, respectively.

      The Company used approximately $44,000, $217,000 and $313,000 for investing activities in Fiscal 1998, Fiscal 1999 and Fiscal 2000, respectively. Cash used in investing activities in Fiscal 1999 and Fiscal 2000 was mainly used to purchase property, facilities and equipment.

      The Company used $151,000, $65,000 and $93,000 in Fiscal 1998, Fiscal 1999
and Fiscal 2000 for financing activities, respectively. The Company had various banking facilities for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately $4,496,000, and of which approximately $3,033,000 remained unused as at December 31, 2000. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank's consent, and the Company maintaining a certain level of net worth. The Company also has a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties with outstanding indebtedness at December 31, 2000 of approximately $186,000, which loan bears interest at Hong Kong's prime rate plus 1.75% and is repayable in monthly installments through November 2002.

      Cash increased from approximately $3,691,000 at the end of Fiscal 1999 to approximately $3,963,000 at the end of Fiscal 2000. The principal reasons for the increase in cash were (i) cash generated from operations; (ii) decrease in accounts receivable; and (iii) increase in bills payable as a result of increase in purchases around the year end. The Company plans to use cash on hand for, among other purposes, to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC.

      The Company's net accounts receivable decreased from approximately $2,826,000 at December 31, 1999 to approximately $2,497,000 at December 31, 2000. The decrease was attributed to the Company's faster collection of debts.

      The Company's inventory increased from approximately $569,000 at the end of Fiscal 1999 to approximately $945,000 at the end of Fiscal 2000. The higher inventory level at the end of Fiscal 2000 was principally due to an increase in inventory levels of low-tech products to meet an increasing demand for items from our customers.

      The Company's outstanding short-term bank borrowings consisted of import and export bank loans. Short-term borrowings were $0 at the end of both Fiscal 1999 and Fiscal 2000. As of December 31, 2000, the Company had various banking facilities from which total available credit was approximately $4,496,000, of which approximately $3,033,000 remained unused as at such date. The Company's long-term bank loans are secured by certain of the Company's realty, and bear interest at 11.25% per annum. At December 31, 2000, the Company had outstanding long-term bank loans in the amount of approximately $186,000.

      The Company's capital expenditures were approximately $313,000 in Fiscal 2000, an increase from expenditures of approximately $217,000 in Fiscal 1999. Capital expenditures in 1999 were incurred primarily in connection with the purchase of property, office equipment and furniture and computers. A source of funds for these capital expenditures included net proceeds from the Public Offering. The Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

INFLATION

      The annual rate of inflation in the PRC has declined significantly in recent years. In 1998, 1999 and 2000, the rate of inflation was approximately -0.8%, -1.4% and 0.4%, respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given as to the correctness of the Company's belief, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

SHARE REPURCHASE PROGRAM

      In December 2000, the Company approved a program to repurchase up to 125,000 shares of its issued and outstanding stock by December 31, 2001. Under this program, the Company has the ability to purchase the stock in the open market or through negotiated or block transactions from time to time based on market and business conditions until the end of 2001. As of June 8, 2001, 99,846 of the Company's Ordinary Shares have been purchased by the Company under this program.

ITEM 5C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      During Fiscal 1998 and Fiscal 1999, as is true for historical prior periods, the Company (due to the nature of its business), did not expend any material funds on company sponsored research and development activities. However, during Fiscal 2000, the Company expended approximately $40,000 on the development of an Infrared Photometric Oil Analyzer pursuant to its agreement with the Shanghai Institute Optics Instrument. See Item 4B. "Business Overview." It is anticipated that an additional $50,000 in research and development costs will be expended on this project, similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2001.

ITEM 5D.  TREND INFORMATION

      The Company believes that the expenses incurred in opening "pilot" shops and product research and development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.  DIRECTORS AND SENIOR MANAGEMENT

      Information concerning the Directors and Executive Officers of the Company are as follows:


      NAME              AGE               POSITION
      ----              ---               --------

      T.C. Leung        57                Chairman of the Board of Directors
                                          and Chief Executive Officer

      Jerry Wong        42                Director and Chief Financial Officer

      Nancy Wong        52                Director

      C.P. Kwan         42                Director

      Alex Sham         37                Director

      Y.K. Liang        71                Director

      Ho Choi Chiu      69                Director

      Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

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

      Y.K. LIANG has been a director of the Company since February 1998. Mr. Liang is a director of Wong Liang Consultants Ltd. ("Consultants") and a member of the certified public accounting firm of Y.K. Liang & Co. ("LCO"). Mr. Liang has been associated with both Consultants and LCO for more than the past five years. Consultants is a general business consulting firm.

      HO CHOI CHIU has been a director of the Company since October 2000. Mr. Chiu is a certified public accountant, is a senior partner in the accounting firm of C.C. Ho & Company, a firm that he has been associated with for more than the past five years.

      Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and duly qualified. Officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

      None of the Company's directors, officers or beneficial owners of ten percent or more of its Common Stock are required to file any reports pursuant to
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934
Act").

      The Company had five meetings of its Board of Directors during Fiscal
2000.

      The Company has not had any directors resign or decline to stand for re-election at any time during or since December 31, 1998. However, at the Company's 2000 annual meeting, the Company's shareholders did not re-elect one director, Adam L. Goldberg.

      There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company's Common Stock or any associate of any of the foregoing.

ITEM 6B.  COMPENSATION

      The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East for services rendered in all capacities to the Company and Far East during Fiscal 2000 and Fiscal 1999 to the Chairman of the Board and Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE


      NAME AND PRINCIPAL POSITION                     YEAR        SALARY ($)  BONUS ($)
      ---------------------------                     ----        ----------  ---------

      T.C. Leung, Chairman of the Board of            2000        100,000      44,000
          Directors and Chief Executive Officer       1999        100,000      33,000

      COMPENSATION OF DIRECTORS. Directors of the Company do not receive compensation for their services as directors; however, the Board of Directors may authorize the payment of compensation to directors for their attendance at regular and annual meetings of the Board and for attendance at meetings of committees of the Board as is customary for similar companies. Directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to the Company.

      PENSION PLAN. The Company has a defined contribution pension plan for all of its employees. Under this plan, all employees are entitled to a pension benefit equal to 50% to 100% of their individual fund account balances at their dates of resignation or retirement which depends on their years of service. The Company is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Company has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 1999 and 2000, the Company made total pension contributions of approximately $124,000 and $97,000, respectively, to this Plan.

      EMPLOYMENT AGREEMENT - T.C. LEUNG. T.C. Leung's services to the Company and Far East are provided pursuant to a personal services agreement between the Company, Far East and Shereman Enterprises Ltd., a management company (the "Employment Agreement"). The Employment Agreement terminates on March 14, 2002. Pursuant to this Employment Agreement Mr. Leung serves as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company. The Employment Agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The Employment Agreement provides for the payment of $100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the agreement's term with compensation past the first year to be renegotiated annually. The Employment Agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the agreement under certain circumstances. Mr. Leung's employment agreement requires the Company to provide his beneficiaries and him, respectively, with twelve months salary in the event of his death or disability and also contains provisions for payment of salary and benefits following a change of control (as defined) of the Company, the failure to reappoint him to his position, a salary reduction or the Company's failure to perform its obligation under the employment agreement. In general, under such circumstances, Mr. Leung would be entitled to a cash payment equivalent to his salary for the remaining term of his Agreement, and continued life, health and disability benefits for a period of one year.

      MANAGEMENT OPTION PLAN. The Company has authorized the issuance of 1,680,000 Options to purchase up to an aggregate of 1,680,000 Ordinary Shares (the "Management Options") to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 for a term of ten years.

      The exercise price and the number of Ordinary Shares purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares excluding certain issuances of shares. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to $.05.

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

      Each of the following persons also received options under the Company's 2000 Officers and Directors Plan.


      NAME OF EXECUTIVE         SHARES SUBJECT              PER SHARE
      OFFICERS AND DIRECTORS    TO MANAGEMENT OPTIONS       EXERCISE PRICE
      ----------------------    ---------------------       --------------

      T.C. Leung                     900,000                     $4.5833
                                     420,000                     $3.33

      Alex Sham                       45,950                     $4.5833
                                      24,000                     $3.33

      Jerry Wong                      39,950                     $4.5833
                                      18,000                     $3.33

      Nancy Wong                      34,000                     $4.5833
                                       9,000                     $3.33

      C.P. Kwan                       27,000                     $4.5833
                                       9,000                     $3.33


      All Executive Officers       1,526,900                     $3.33 - $4.583(1)
      and Directors as a group
      (7 persons)

----------
(1)  Price Range.

      Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 153,100 Management Options, all of which will be exercisable at $4.5833 per share.

      As of May 31, 2001, no Management Options have been exercised. At May 31, 2001, none of the options were "in the money," although by their terms they are exercisable.

      COMPANY OPTION PLANS. The 2000 Officers and Directors Plan provides for the grant of options to acquire Ordinary Shares to the Company's executive officers and directors and persons holding the same positions with the Company's subsidiaries. The 2000 Employees Plan provides for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries. The 2000 Officers and Directors Plan and 2000 Employees Plan are collectively referred to as the "2000 Plans".

      146,000 and 292,000 shares are authorized for issuance under the 2000 Employees Plan and 2000 Officers and Directors Plan, respectively.

      The Board of Directors or a committee (the "Committee") appointed by the Board of Directors administers the 2000 Plans. The Board of Directors or the Committee has the authority to interpret the Plans, prescribe, amend and rescind rules and regulations relating to it, determine the terms and provisions of options granted under the Plans (which need not be identical), and make other determinations as it deems necessary and advisable for the administration of the Plans. The Board of Directors or the Committee also has the authority to delegate decisions with respect to Options granted to key employees under the 2000 Employees Plan who are not elected officers or directors of the Company or its subsidiaries and to delegate decisions with respect to key employees to the Chief Executive Officer.

      Any decision by the Committee or the Chief Executive Officer to grant an award under the 2000 Plans are subject to ratification by the Board of Directors of the Company. The Board is also to ratify any decision that affects the terms or conditions of options awarded to elected officers or directors of the Company or its subsidiaries.

      In the event that the Ordinary Shares of the Company are subdivided or consolidated as a result of a reorganization, stock split, payment of a stock dividend, reverse stock split or other change in the Company's capitalization, the Committee or the Board of Directors has the authority to make appropriate adjustments in the Ordinary Shares available for issuance under the 2000 Plans, the number of shares subject to options that may have been or may be awarded to any participant in any 12 month period, the price, number of Ordinary Shares or kind of securities subject to outstanding options, or the terms of such options in order to prevent dilution or enlargement of rights under the options. In addition, the Board may also change the kind of securities available for grant under the 2000 Plans to reflect any such corporate changes.

      The Committee or the Chief Executive Officer has the discretion to determine which employees constitute key employees to whom options will be awarded under the 2000 Employees Plan.

      The Committee or Chief Executive Officer, as the case may be, determines the number of Ordinary Shares subject to options to be granted.

      The purchase price per share of the Ordinary Shares to be paid upon the exercise of the option must be at least 100% of the fair market value of an Ordinary Shares on the date on which the option was granted.

      Under the 2000 Plans, if the Ordinary Shares are principally traded on a national securities exchange or the Nasdaq Stock Market's National Market or Small Cap Market at the time of grant, the Company is required to use, as fair market value, the average of the closing prices of the Ordinary Shares for the ten consecutive trading days immediately before the date of grant. If the Ordinary Shares are traded on a national securities exchange or the Nasdaq Stock Market's National Market or Small Cap Market, but no closing prices are reported for such ten-day period, or if the Ordinary Shares are principally traded in the over-the-counter market, the Company is required to use, as fair market value, the average of the mean between the bid and asked prices reported for the Company's Ordinary Shares at the close of trading during such ten-day period before the date of grant. If the Ordinary Shares are traded neither on a national securities exchange, the Nasdaq Stock Market's National Market, Small Cap Market nor in the over-the-counter market or if bid and asked prices are otherwise not available, the fair market value of the Ordinary Shares on the date of grant will be determined in good faith by the Committee or the Board of Directors, as the case may be.

      The Board of Directors or the Committee, as the case may be, or, to the extent that such authority has been delegated to the Chief Executive Officer, the Chief Executive Officer determines, at the time of grant, when each option granted under the Plans will become exercisable. Notwithstanding the foregoing, all options held by a key employee of the Company or its subsidiaries become immediately exercisable, whether or not exercisable at the time, upon the death or disability.

      No option is to be exercisable more than ten years from the date the option is granted.

      PAYMENT OF EXERCISE PRICE FOR OPTIONS. Under the 2000 Plans, payment for shares purchased upon exercise of an option may be made by any of the following methods, subject to certain requirements: (1) in cash, paid by either the optionholder or a broker to whom the optionee has tendered the option; (2) in Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option; (3) by any other medium of payment that the Board, Committee or the Chief Executive Officer, as applicable, has authorized at the time of grant (other than the withholding of shares issuable upon the exercise of options); or (4) by any combination of the preceding methods.

      TRANSFER OF OPTIONS. Under the 2000 Plans, an option may not be sold, assigned or otherwise transferred except to:

      --    the spouse or lineal descendant of a plan participant;

      -- the trustee of a trust for the primary benefit of a plan participant's spouse or lineal descendant;

      -- a partnership of which a plan participant and lineal descendants are the only partners; or

      --    a charitable organization.

      These assignments are only permitted if the assigning optionee does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

      The Company indemnifies the members of any Committee and its delegates and the Chief Executive Officer against (1) reasonable expenses incurred in connection with the defense of any action, suit or proceeding to which they may be a party by reason of any action taken or failure to act in connection with the 2000 Plans, and (2) all amounts paid by them in settlement of or satisfaction of a judgment entered in any such action, suit or proceeding, except in cases where such a person is adjudged liable for gross negligence or gross misconduct in the performance of his or her duties.

      The Board may terminate, suspend, or amend the 2000 Plans at any time without the authorization of shareholders to the extent allowed by law or the rules of any market on which the Company's shares are then listed or quoted.

      During Fiscal 2000, the Company granted options to certain of its officers and directors pursuant to its 2000 Officers and Directors Plan. The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares subject to such options.


                                            SHARES SUBJECT
                                            TO 2000 OFFICERS
NAMES OF EXECUTIVE                          AND DIRECTORS
OFFICERS AND DIRECTORS                      PLAN OPTIONS
----------------------                      ------------

T.C. Leung                                  110,000

Alex Sham                                    12,000

Jerry Wong                                   10,000

Nancy Wong                                    8,000

C.P. Kwan                                     6,000

All executive officers and
Directors as a group                        146,000

      All the foregoing options are exercisable at $1.58 per share the fair market value on the date of the grants and are exercisable commencing on February 18, 2001 for a ten year term.

      Pursuant to its 2000 Employees Plan, the Company has also granted options to 37 of its non-officer/director employees to purchase an aggregate of 126,000 of its Ordinary Shares exercisable at a price of $1.58 per share commencing on February 28, 2001 for a ten year term.

      At December 31, 2000, no options had been exercised. The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option granted at or above fair market value. Had compensation expense for the Company's options been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income for the year ended December 31, 2000 would be approximately $102,000. The Company's pro forma basic and diluted net income per common share would be approximately $0.04 for the year ended December 31, 2000.

      Weighted average fair value of 2000 Stock Options granted during the year ended December 31, 2000 of $1.43 is estimated on the date of grant using the Black-Scholes option-pricing model. Fair values of 2000 Stock Options are estimated on the date of grant using the following assumptions:


                                                   2000
                                                   ----
Risk-free interest rate                            6.1%
Expected dividend yield                              0%
Expected option life                             7 years
Expected stock price volatility                    127%

ITEM 6C.  BOARD PRACTICES

      The term of each of the Company's seven directors expires at the election and qualification of their successors at the next annual meeting of the Company's shareholders, anticipated to be held in August of this year. Six of the Company's seven directors were elected at the Company's last annual meeting of shareholders in August 2000. Only Mr. Ho Choi Chiu was not elected at that last annual meeting of shareholders, having been appointed unanimously by the other members of the Board of Directors to fill a vacancy on the Board.

      Mr. Leung, the Company's Chief Executive Officer and the Chairman of its Board of Directors has an employment agreement with the Company, that provides him with benefits upon the termination of his employment in certain events. See
Item 6B. "Compensation."

ITEM 6D.  EMPLOYEES

      The Company has approximately 79 full-time employees, including a marketing and sales staff of 37, an administrative staff of 24 and a technical support staff of 18.

      The Company's management consists of its officers and directors.

      The Company is not subject to any collective bargaining agreement and believes that its relationship with its employees are good.

ITEM 6E.  SHARE OWNERSHIP

      With respect to the share ownership of the directors and senior management of the Company, reference is made to Item 7. "Major Shareholders and Related Party Transactions."


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.  MAJOR SHAREHOLDERS

      The following table sets forth, as of June 8, 2001, certain information concerning beneficial ownership of the Company's Ordinary Shares, giving effect to the Company's repurchase of 99,846 of its Ordinary Shares, with respect to
(i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and
(iii) all officers and directors of the Company as a group:


                                            AMOUNT AND        APPROXIMATE
                                            NATURE OF         PERCENTAGE
                                            BENEFICIAL        OF ORDINARY
                                            OWNERSHIP         SHARES OWNED
                                            ---------         ------------

T.C. Leung(1)(2).........................   2,702,359                 70.9%

Pearl Venture Ltd.(1)(2).................   1,129,515                 47.4%

Alex Sham(3).............................      98,750                 4.0%

Jerry Wong(3)............................      76,350                 3.1%

Nancy Wong(3)............................      67,800                 2.84%

C.P. Kwan(3).............................     117,776                 4.9%

Y.K. Liang(3)............................           0                 ____

Ho Choi Chiu(3)..........................           0                 ____

Yeung Kai Tai(4).........................     151,202                 6.4%

Wu Siu Ping(5)...........................     135,324                 5.9%

All Executive Officers
And Directors of the
Company as a group
(7 persons)(3)...........................   3,063,035                75.5%

ITEM 7B.  RELATED PARTY TRANSACTIONS.

      The Company has previously transferred its equity interests in three former subsidiaries: Armiston Limited, wholly-owned ("Armiston"); Action Instruments (China) Ltd., 51% owned

----------
(1) The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.
(2) Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those Company Ordinary Shares owned of record by Regent, of which Pearl is the majority shareholder.
(3) Gives effect to the exercise of Management Options and 2000 Officers and Directors Plan Options owned of record by such persons. See Item 6B. "Compensation."
(4) The address for Yeung Kai Tai is 37-37A Jordan Road, 4th Floor, Doubleset Commercial Centre, Kowloon, Hong Kong.
(5) The address for Wu Siu Ping is 12 May Road, Block 1, 17/F Flat 1B, Clovelly Court, Hong Kong.

("Action"); and Euro Electron (Far East) Ltd., 80% owned ("Euro Electron") to Regent and Pearl at book value (Hong Kong Dollars $10,000) invested in the subsidiaries.

      All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2001. The related companies with which the Company has engaged in transactions are Euro Electron, Eurotherm, Action and Armtison. During Fiscal 2000, the Company made sales to Eurotherm of approximately $26,000. During Fiscal 2000, the Company made purchases from Action, Armtison and Eurotherm of approximately $8,000, $72,000 and $845,000, respectively. Additionally, during Fiscal 2000, the Company paid approximately $46,000 to Armtison for office space rentals, and approximately $29,000 in management fees to Eurotherm to assist in the management of some of the Company's PRC offices. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively.

ITEM 8.   FINANCIAL INFORMATION

ITEM 8A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Item 8A.1   See Item 18.

      Item 8A.2   See Item 18.

      Item 8A.3   See Report of Independent Accountant page F-1.

      Item 8A.4   We have complied with this requirement.

      Item 8A.5   Not applicable.

      Item 8A.6   Not applicable.

      Item 8A.7   Legal Proceedings.

            The Company is not a party to any material legal proceedings.

      Item 8A.8   Dividend Policy.

            The Company has not paid cash dividends to date. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company's earnings, capital requirements and financial conditions and other relevant factors. The Company's Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East's business operations.

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

ITEM 8B.  SIGNIFICANT CHANGES.

      There has not been any significant change since the date of the annual financial statements included in this Report.

ITEM 9.   THE OFFERING AND LISTING.

ITEM 9A.  LISTING DETAILS AND 9.C PRINCIPAL TRADING MARKET.

      The Company has two classes of securities presently registered: Ordinary Shares and Warrants. These securities are presently traded on the NASDAQ SmallCap Market under the trading symbols "CLWT" and "CLWTW," respectively, and have so traded since the Company's Public Offering in March 1997.

      The following quotations have not been adjusted for the 20% issued in September 1999.

                                 ORDINARY SHARES

      The high and low bid price quotations for the Ordinary Shares in the periods indicated are as follows:


YEARS END DECEMBER 31,                                HIGH        LOW
----------------------                                ------------------------
                                                          $          $
      1997 (from March)                                 9.125       4.00
      1998                                              6.75        2.5
      1999                                              3.625       0.25
      2000                                             15.00        0.031250

                                                      HIGH        LOW
                                                      ------------------------
                                                          $          $
Quarter Ended March 31, 1999                          3.625        2.125
Quarter Ended June 30, 1999                           2.3125       0.625
Quarter Ended September 30, 1999                      2.00         0.875
Quarter Ended December 31, 1999                       1.875        0.71875
Quarter Ended March 31, 2000                         15.00         1.03125
Quarter Ended June 30, 2000                           4.6875       1.00
Quarter Ended September 30, 2000                      2.375        0.25
Quarter Ended December 31, 2000                       1.375        0.25
Quarter Ended March 31, 2000                          2.00         0.78125
From April 1, 2001
to June 8, 2001                                       2.45         1.6875

THE FOLLOWING MONTHS                                  HIGH        LOW
--------------------                                  ------------------------
                                                         $          $
December 2000                                         1.3125       0.25
January 2001                                          1.5625       0.78125
February 2001                                         1.875        1.125
March 2001                                            2.00         1.0625
April 2001                                            2.45         1.6875
May 2001                                              2.35         1.73

      The Ordinary Shares was held by approximately 38 holders of record as of June 21, 2001. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

                                    WARRANTS

      The high and low bid price quotations for the Warrants in the periods indicated are as follows:


YEARS END DECEMBER 31,                                HIGH        LOW
----------------------                                ------------------------
                                                         $          $
      1997 (from March)                               3.0625      0.50
      1998                                            2.00        0.25
      1999                                            0.812       0.0625
      2000                                            3.71875     0.031250

                                                      HIGH        LOW
                                                      ------------------------
                                                         $          $
Quarter Ended March 31, 1999                          0.8125      0.125
Quarter Ended June 30, 1999                           0.375       0.15625
Quarter Ended September 30, 1999                      0.28125     0.125
Quarter Ended December 31, 1999                       0.75        0.0625
Quarter Ended March 31, 2000                          3.75        0.125
Quarter Ended June 30, 2000                           1.00        0.03125
Quarter Ended September 31, 2000                      0.59375     0.15625
Quarter Ended December 31, 2000                       0.3125      0.03125
Quarter Ended March 31, 2000                          0.1875      0.03125
From April 1, 2001
to June 8, 2001                                       0.23        0.09375

THE FOLLOWING MONTHS                                  HIGH        LOW
--------------------                                  ------------------------
                                                         $          $
December 2000                                         0.1875      0.03125
January 2001                                          0.15625     0.03125
February 2001                                         0.15625     0.125
March 2001                                            0.1875      0.9375
April 2001                                            0.20        0.09375
May 2001                                              0.20        0.13

      The Warrants were held by approximately 16 holders of record as of June 21, 2001.

      For information concerning the possible effect on the rights of the Company's Ordinary Shareholders of issuances of authorized Preferred Stock and for a description of the terms and conditions of the Company's Warrants, see
Item 10. Additional Information.

ITEM 9B.  PLAN OF DISTRIBUTION

            NOT APPLICABLE

ITEM 9D.  SELLING SHAREHOLDERS

            Not Applicable.

ITEM 9E.  DILUTION

            Not Applicable.

ITEM 9F.  EXPENSES OF THE ISSUE

            Not Applicable.


ITEM 10.  ADDITIONAL INFORMATION

ITEM 10A. SHARE CAPITAL

      AUTHORIZED CAPITAL. The authorized capital of the Company is $250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2000 there were 2,481,838 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. All of the Company's shares of capital stock have a par value of $.01 per share.

      Holders of the Company's Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Ordinary Shares do not have cumulative voting rights in the election of directors. All shares of Ordinary Shares are equal to each other with respect to liquidation and dividend rights. Holders of Ordinary Shares are entitled to receive dividends if and when declared by the Company's Board of Directors out of funds legally available under British Virgin Islands law. In the event of the liquidation of the Company, all assets available for distribution to the holders of Ordinary Shares are distributable among them according to their respective share holdings. Holders of Ordinary Shares have no preemptive rights to purchase any additional, unissued shares of Ordinary Shares. All of the outstanding shares of Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable.

      Pursuant to the Company's Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company's Memorandum and Articles of Association may be amended by a resolution of the Board of Directors without shareholder approval. This includes amendments to increase or reduce the authorized capital stock of the Company or to increase or reduce the par value of its shares. The ability of the Company to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including but not limited to, a tender offer to purchase the Common Stock at a premium over then current market prices.

      Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does not permit a shareholder of a British Virgin Islands company to sue its directors derivatively, I.E., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Island company being more limited than those rights of shareholders in a United States company.

      The Board of Directors of the Company, without further shareholder action, may issue shares of Preferred Stock in any number of series and may establish as to each such series the designation and number of shares to be issued and the relative rights and preferences of the shares of each series, including provisions regarding voting powers, redemption, dividend rights, rights upon liquidation and conversion rights. The issuance of shares of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Ordinary Shares by, among other matters, establishing preferential dividends, liquidation rights and voting power. The Company has not issued any shares of Preferred Stock and has no present intention to issue shares of Preferred Stock. The issuance thereof could discourage or defeat efforts to acquire control of the Company through acquisition of Ordinary Shares.

      WARRANTS. The Company has Warrants to purchase an aggregate of 2,016,000 Ordinary Shares including warrants issued (i) in its initial public offering (the "Public Warrants"), (ii) to private investors prior to its initial public offering (the "Private Warrants"), and (iii) to the underwriters of its initial public offering (the "Underwriter Warrants"). Each Warrant is issued pursuant to a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as warrant agent. The following description is subject to the detailed provisions of and are qualified in their entity by reference to a Warrant Agreement, which was included as an exhibit to the Registration Statement for the Company's initial public offering.

      Exercise. Each holder of a Warrant may exercise such Warrant, in whole or in part, by surrendering the certificate evidencing such Warrant, with the form of election to purchase attached to such certificate properly completed and executed, together with payment of the exercise price and any required transfer taxes, to the Company. No Warrants may be exercised unless at the time of exercise there is a current prospectus covering the Ordinary Shares of

Common Stock issuable upon the exercise of such Warrants under an effective registration statement.

      The exercise price and any required transfer taxes are payable in cash or by certified or official bank check payable to the Company. If fewer than all of the Warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants. Certificates evidencing the Warrants may be exchanged for new certificates of different denominations by presenting the Warrant certificate at the offices of the Company.

      The exercise price and any required transfer taxes are payable in cash or by certified or official bank check payable to the Company. If fewer than all of the Warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants. Certificates evidencing the Warrants may be exchanged for new certificates of different denominations by presenting the Warrant certificate at the offices of the Company.

      Adjustments. The exercise price and the number of Ordinary Shares purchasable upon exercise of any Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, reverse stock splits, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares (below the lesser of the then exercise price of the Warrants or the fair market value of the Company's Ordinary Shares) excluding issuances of shares of the Company's Ordinary Shares prior to its initial public offering, the acquisition of Far East, any issuances of the Company's securities in connection with its initial public offering, Company stock option plans or the Management Options. No adjustments in the exercise price will be required to be made with respect to the Warrants until cumulative adjustments amount to $.05. In the event of any capital reorganization, certain reclassifications of the Ordinary Shares, any consolidation or merger involving the Company (other than (i) a consolidation or merger which does not result in any reclassification or change in the outstanding Ordinary Shares, or (ii) the acquisition of Far East or any other business), or sale of the properties and assets of the Company, as, or substantially as, an entirety to any other corporation, Warrants will thereupon become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of Ordinary Shares of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger, or sale) upon exercise of such Warrants would have been entitled upon such reorganization, reclassification, consolidation, merger, or sale.

      Other Rights. In the event of an adjustment in the number of Ordinary Shares issuable upon exercise of the Warrants, the Company will not be required to issue fractional Ordinary Shares upon exercise of the Warrants. In lieu of fractional Ordinary Shares, there will be paid to the holders of the Warrants, at the time of such exercise, an amount in cash equal to the same fraction of the current market price of an Ordinary Share.

      Warrantholders do not have voting or any other rights of shareholders of the Company and are not entitled to dividends, if any.

      Redemption of Warrants. During any time the Warrants are exercisable, if the average closing bid price of the Ordinary Shares for twenty (20) consecutive trading days shall exceed certain prices, the Company may redeem the Warrants by paying holders $.10 per Warrant, provided that notice of such redemption is mailed not later than ten (10) days after the end of such period and prescribes a redemption date at least thirty (30) days thereafter. Warrantholders will be entitled to exercise Warrants at any time up to the business day next preceding the redemption date. Additionally, the Warrants may not be redeemed unless at the time of redemption there is a current prospectus covering the Ordinary Shares issuable upon exercise of such Warrants under an effective registration statement.

      Underwriter Warrants. In connection with its initial public offering, the Company sold to its underwriter, May Davis Group, Inc., warrants to purchase Ordinary Shares.

      September 1999 Stock Dividend. The Company issued a twenty (20%) percent stock dividend to holders of its Ordinary Shares in September 1999. Ordinary shareholders on the record date received one share for each five Ordinary Shares held. The issuance of the dividend shares caused certain adjustments to be made to the exercise prices, numbers of shares and, where redemption is applicable, the market price required to be maintained to "trigger" the Company's right to redeem the warrants (the "Target Price").

      Current expiration dates, exercise prices and target prices are set forth below.


      SECURITIES                          EXPIRATION DATE(S)      POST-DIVIDEND
      ----------                          ------------------      -------------
1.    Public and Private Warrants         March 14, 2003
      A.    Maximum Number of
            Shares Exercisable For                                 1,944,000
      B.    Per Share Exercise Price                              $4.5833
      C.    Target Price                                          $7.0833

2.    Underwriter's Warrant               March 14, 2002
      A.    Maximum Number of
            Shares Exercisable For                                72,000
      B.    Per Share Exercise Price                              $6.875
      C.    Target Price                                          Not Applicable

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

      Set forth below is a summary of the material provisions of our Memorandum and Articles of Association (the "Articles) and the British Virgin Islands ("BVI") Companies Act relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and to the Articles.

      SHARE REGISTER AND VOTING RESTRICTIONS. The Company maintains a share register at its registered office in the BVI. The Company's registered number is 200960. The objects of the Company are to engage in any act or activity that is not prohibited under any law of the BVI. See

Regulation 4(1) of the Articles. Under the Articles, the Company is not required to treat the holder of a registered share in the Company as a shareholder until that person's name has been entered in the share register. The holders of Ordinary Shares have one vote for each Ordinary Share held of record. The holders of Preferred Shares have such voting powers, full or limited, or no voting powers and such restrictions as may be stated and expressed in the resolution providing for the issuance of the Preferred Shares.

      SHAREHOLDERS MEETING. The directors of the Company may convene meeting on the shareholders of the Company at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable. Upon the written request of the shareholders holding ten (10%) percent or more of the outstanding voting shares in the Company the directors must convene a meeting of shareholders. The directors must give not less than seven days notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the share register of the Company and are entitled to vote at the meeting. The directors may fix the date notice is given of a meeting of shareholders as the record date for determining those shares that are entitled to vote at the meeting.

      The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, does not invalidate the meeting. A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.

      A shareholder may participate at a meeting of shareholders by telephone or other electronic means, as long as all shareholders participating in the meeting are able to hear each other.

      A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty (50%) percent of the votes of the shares or class series of shares entitled to vote on resolutions of shareholders to be considered at the meeting.

      If a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

      At every meeting of shareholders, the chairman of the board of directors shall preside as chairman of the meeting.

      The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

      At any meeting of the shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not ant the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

      An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by written electronic communication, without the need for any notice, but if not a unanimous writing, a copy of such resolution shall be sent to all non-consenting shareholders.

      NET PROFITS AND DIVIDENDS. Under BVI law, dividends may only be declared and paid by an International Business Company (which the Company is classified as under BVI law) out of surplus, such that after payment of dividends such company must be able to satisfy its liabilities as they become due in the ordinary course of business and the realizable value of the assets of such company must not be less than the sum of its liabilities (other than deferred taxes and capital). There are no other BVI restrictions regarding dividends.

      PRE-EMPTIVE RIGHTS. The holders of Ordinary Shares and Preferred Shares are not entitled to any pre-emptive or similar rights.

      BORROWING POWER. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

      CONFLICT OF INTERESTS. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void and voidable for this reason only, or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors that approves the agreement or transaction, or that the vote or consent of the director is counted for that purpose, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith, or are known by the other directors. A director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for purposes of determining whether the meeting is duly constituted.

      REPURCHASE OF SHARES. The Company may purchase, redeem or otherwise acquire and hold its own shares, but only out of surplus or in exchange for newly issued shares of equal value. Subject to provisions to the contrary in:

      (a) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

      (b)   the subscription agreement for the issue of the shares,

the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired.

      Generally, no purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

      NOTICES. Any notice, information or written statement to be given by the Company to shareholders may be served, in the case of shareholders holding registered shares in any way by which it can reasonably be expected to reach each shareholder or by mail addressed to each shareholder at the address shown in the share register and in the case of shareholders holdings shares issued to bearer, in the manner provided in the Memorandum of Association.

      PURPOSE, DURATION, LIQUIDATION, MERGER. The Company is empowered under BVI law and its Memorandum of Association to engage in any act or activity that is not prohibited under any law in the BVI. The Company shall continue until wound-up and dissolved by a resolution of shareholders, or under the terms of any insolvency or liquidation laws in force in the BVI. Under BVI law the Company may merge with another company, including a parent company or subsidiary, incorporated in the BVI, or in a jurisdiction outside of the BVI where the laws of that jurisdiction permit the merger. A merger must be authorized by the directors of the Company and approved by the shareholders.

      DISCLOSURE OF PRINCIPAL SHAREHOLDERS. Under the laws of the BVI the identity of the shareholders of the Company is confidential and is not disclosed in any public document.

      BOARD OF DIRECTORS. The business and affairs of the Company are managed by the directors who may exercise all such powers of the Company as are not by BVI law or by the Company's Articles required to be exercised by the shareholders of the Company.

ITEM 10C. MATERIAL AGREEMENTS

      Pursuant to the Company's distribution agreement with Hach, the Company is Hach's sole representative in the PRC, Hong Kong and Macao and is authorized to supply, install and commission Hach's products and accessories. The Company's agreement with Hach expires in February 2002, unless renewed.

      T.C. Leung's services to the Company and Far East are provided pursuant to the Employment Agreement between the Company, Far East and Shereman Enterprises Ltd., a management company. The Employment Agreement, dated March 14, 1997, terminates on March 14, 2002. Pursuant to the Employment Agreement Mr. Leung serves as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company. The Employment Agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The Employment Agreement provides for the payment of $100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the Employment

Agreement's term with compensation past the first year to be renegotiated annually. The Employment Agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the Employment Agreement under certain circumstances.

      There are no other material contracts other than those entered into in the ordinary course of business.

ITEM 10D. EXCHANGE CONTROLS

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

ITEM 10E. TAXATION

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

      In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited, subsidiaries of the Company, are exempt from PRC enterprise income tax of 33% for five years starting from their first profit-making year, after offsetting losses brought forward from the previous five years, if any, followed by a 50% reduction for the next five years thereafter.

      Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for temporary differences between the tax and financial statements bases of assets and liabilities. The tax consequences of those differences expected to reverse in subsequent years are classified as an asset or a liability.

ITEM 10F. DIVIDENDS AND PAYING AGENTS

            Not applicable.

ITEM 10G. STATEMENT BY EXPERTS

            Not applicable.

ITEM 10H. DOCUMENTS ON DISPLAY

      The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 or on the Commission's website: www.sec.gov.

ITEM 10I. SUBSIDIARY INFORMATION

            Not applicable.


ITEM 11.  QUANTITATIVE AND QUALIFICATION DISCLOSURES ABOUT MARKET RISK

            Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECUIRITIES

            Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES.

            None.


ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      For a Discussion of the Use of Proceeds from the Company's Public Offering, See Item 4A. History and Development of the Company.

ITEM 15.  [RESERVED]



ITEM 16.  [RESERVED]

                                    PART III


ITEM 17.  FINANCIAL STATEMENTS

            Not applicable.


ITEM 18.  FINANCIAL STATEMENTS

      The following financial statements are filed as part of this annual report on Form 20-F

Index to consolidated financial statements

Report of Independent certified public accountants                         1

Consolidated income statements                                             2

Consolidated balance sheets                                                3

Consolidated cash flow statements                                         4-5

Consolidated statement of changes in equity                                6

Notes to the consolidated financial statements                            7-15

ITEM 19.  EXHIBITS

Lists of Exhibits

EXHIBIT NO.   DESCRIPTION
-----------   -----------

1.1           Amended and Restated Memorandum and Articles of Association (1)

1.2           Amendments to Exhibit 3.1 adopted by shareholders on August 15,
              2000(3)

4.1 Employment Agreement among Registrant, EuroTech (Far East) Limited, Ltd. etc (for the services of T.C. Leung) (1)

4.2           Management Stock Option Plan (1)

4.3           Agreement with Shanghai Institute of Optics Instruments (2)

4.4           Agreement with Hach Company, Inc. (2)

4.5           2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6           2000 Employees' Stock Option and Incentive Plan (3)

8.1           List of Subsidiaries (3)

----------

(1) Previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.

(2) Previously filed as an Exhibit to Registrant's Report on Form 20-F for its year ended December 31, 1999.

(3)   Filed herewith.

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

                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   ----------------------------------
                                               (Registrant)



                                    /s/ T.C. LEUNG
                                    ------------------------------------------
                                    T.C. Leung,
                                    Chief Executive Officer and Chairman of the
                                    Board

Dated: June 28, 2001

               EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
               ===================================================



                       AUDITED CONSOLIDATED BALANCE SHEETS
                       -----------------------------------

                        AS OF DECEMBER 31, 1999 AND 2000
                        --------------------------------

                                       AND
                                       ---

                       CONSOLIDATED STATEMENTS OF INCOME,
                       ----------------------------------

                 CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY
                 ----------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
              ----------------------------------------------------

                         TOGETHER WITH AUDITORS' REPORT
                         ------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS
  COMPANY LIMITED


We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the "Company"), incorporated in the British Virgin Islands, and subsidiaries (the "Group") as of December 31, 1999 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 1998, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 1999 and 2000, and the results of its operations and cash flows for the years ended December 31, 1998, 1999 and 2000 in conformity with generally accepted accounting principles in the United States of America.

/s/ Arthur Andersen & Co

CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong,
April 3, 2001.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

           (Amounts in thousands except for share and per share data)


                                            Notes            1998              1999                2000
                                           ---------  ------------------ ------------------  -----------------
                                                               US$                US$                US$

Net sales                                     12                12,757             13,107              15,010
Cost of goods sold                                              (9,662)            (9,896)            (11,467)
                                                      ------------------ ------------------  -----------------

Gross profit                                                     3,095              3,211               3,543
Selling and administrative expenses           12                (2,924)            (2,946)             (3,301)
                                                      ------------------ ------------------  -----------------

Operating income                                                   171                265                 242
Interest income, net                          12                    86                 85                 113
Other income, net                           3 & 12                  69                 67                  97
                                                      ------------------ ------------------  -----------------

Income before income taxes                                         326                417                 452
Income taxes                                  4                    (71)               (78)                (94)
                                                      ------------------ ------------------  -----------------

Net income                                                         255                339                 358
                                                      ================== ==================  =================

Foreign currency translation adjustment                              5                  -                   3
                                                      ------------------ ------------------  -----------------

Comprehensive income                                               260                339                 361
                                                      ================== ==================  =================

Net income per common share                                       0.12               0.15                0.15
                                                      ================== ==================  =================

Weighted average number of common
    shares outstanding                                       2,068,200          2,204,200           2,481,838
                                                      ================== ==================  =================

   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 2000

                  (Amounts in thousands except for share data)


                                                          Notes             1999                   2000
                                                         ---------   -------------------   -------------------
                                                                               US$                   US$
ASSETS

Current assets:
   Cash and cash equivalents                                                     3,691                 3,963
   Accounts receivable, net                                 5                    2,826                 2,497
   Bills receivable                                                                169                   194
   Prepayments and other current assets                                            303                   209
   Inventories                                                                     569                   945
                                                                     -------------------   -------------------

         Total current assets                                                    7,558                 7,808

Property, plant and equipment, net                          6                    2,079                 2,284
                                                                     -------------------   -------------------

         Total assets                                                            9,637                10,092
                                                                     ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Long-term bank loan, current portion                     7                       85                    94
   Accounts payable                                                              2,564                 1,987
   Bills payable                                                                   434                   857
   Due to related companies                                 12                     235                   255
   Accrued expenses                                                                570                   881
   Taxation payable                                                                 38                    48
                                                                     -------------------   -------------------

         Total current liabilities                                               3,926                 4,122
                                                                     -------------------   -------------------

Long-term bank loan                                         7                      178                    92
                                                                     -------------------   -------------------

Shareholders' equity:
   Common stock, par value US$0.01 each, 25,000,000
     (1999 - 20,000,000) shares authorized;
     2,481,838 (1999 - 2,481,838) shares issued and
     outstanding                                                                    25                    25
   Additional paid-in capital                                                    2,050                 2,050
   Warrants                                                 9                      172                   172
   Cumulative translation adjustments                                                -                     3
   Retained earnings                                                             3,286                 3,644
   Treasury stock, at cost                                  8                     -                      (16)
                                                                     -------------------   -------------------

         Total shareholders' equity                                              5,533                 5,878
                                                                     -------------------   -------------------

         Total liabilities and shareholders' equity                              9,637                10,092
                                                                     ===================   ===================

   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                             (Amounts in thousands)


                                                           1998           1999           2000
                                                           ----           ----           ----
                                                            US$            US$            US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  255            339            358
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation of property, plant and equipment            96             99            109
    Gain on disposal of property, plant and
       equipment                                             (4)            --             (1)
    Expenses on repurchase of warrants                       37             --             --
(Increase) decrease in assets:
    Accounts receivable                                    (141)          (100)           329
    Bills receivable                                        (58)           (38)           (25)
    Due from related companies                               16             --             --
    Prepayments and other current assets                     78            (93)            94
    Inventories                                              88            (83)          (376)
Increase (decrease) in liabilities:
    Accounts payable                                        720            (73)          (577)
    Bills payable                                          (134)           389            423
    Due to related companies                               (108)           200             20
    Accrued expenses                                       (153)           283            311
    Taxation payable                                          4              5             10
                                                           ----           ----           ----

    Net cash provided by operating activities               696            928            675
                                                           ----           ----           ----

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                   (49)          (217)          (313)
Proceeds from disposal of property, plant and
    equipment                                                 5             --             --
                                                           ----           ----           ----

    Net cash used in investing activities                   (44)          (217)          (313)
                                                           ----           ----           ----
                                                                                       (Continued)

                       EURO TECH HOLDINGS COMPANY LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                             (Amounts in thousands)


                                                          1998             1999             2000
                                                         ------           ------           ------
                                                           US$              US$              US$
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank borrowings                     (16)              --               --
Repayment of long-term bank loan                            (60)             (65)             (77)
Purchase of treasury stock                                   --               --              (16)
Repurchase of warrants                                      (75)              --               --
                                                         ------           ------           ------

    Net cash used in financing activities                  (151)             (65)             (93)
                                                         ------           ------           ------

Net increase in cash and cash equivalents                   501              646              269
Cash and cash equivalents, beginning of year              2,539            3,045            3,691
Effect of exchange rate change on cash and cash
    equivalents                                               5               --                3
                                                         ------           ------           ------

Cash and cash equivalents, end of year                    3,045            3,691            3,963
                                                         ======           ======           ======

Supplementary information
    Interest received                                       133              114              138
    Interest paid                                            47               29               25
    Income taxes paid                                        57               82               84
    Income taxes refund                                      --                8               --




   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                             (Amounts in thousands)


                                                                     Accumulated
                                                                     comprehensi
                                                                      income -
                                             Additional               cumulative
                                    Common     paid-in                translation  Treasury    Retained
                                     stock     capital     Warrants   adjustments    stock     earnings   Total
                                    ------     -------     --------   -----------  --------    --------  -------
                                      US$        US$         US$          US$         US$         US$      US$

Balance as of January 1, 1998           21      2,092         172         (5)         --       2,692      4,972

Net income                              --         --          --         --          --         255        255
Repurchase of warrants                  --        (38)         --         --          --          --        (38)
Foreign exchange translation
   adjustment                           --         --          --          5          --          --          5
                                    ------     ------      ------     ------      ------      ------     ------

Balance as of December 31, 1998         21      2,054         172         --          --       2,947      5,194

Net income                              --         --          --         --          --         339        339
Stock dividend                           4         (4)         --         --          --          --         --
                                    ------     ------      ------     ------      ------      ------     ------

Balance as of December 31, 1999         25      2,050         172         --          --       3,286      5,533

Net income                              --         --          --         --          --         358        358
Purchase of treasury stock              --         --          --         --         (16)         --        (16)
Foreign exchange translation
   adjustment                           --         --          --          3          --          --          3
                                    ------     ------      ------     ------      ------      ------     ------

Balance as of December 31, 2000         25      2,050         172          3         (16)      3,644      5,878
                                    ======     ======      ======     ======      ======      ======     ======



   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (Amounts expressed in United States Dollars unless otherwise stated)


1.    ORGANIZATION AND PRINCIPAL ACTIVITIES
-------------------------------------------

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

Details of the Company's subsidiaries are summarized as follows:


                                           Percentage of         Place of
Name                                      equity ownership     incorporation         Principal activities
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

Shanghai Euro Tech Limited                     100%               The PRC        Manufacturing of analytical
                                                                                    and testing equipment

ChinaH2O.com Limited                           100%              Hong Kong       Internet content provider
                                                                                    and provision of
                                                                                    marketing services for
                                                                                    environmental industry

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

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

      Far East, Euro Tech (China) Limited and ChinaH2O.com Limited provide for Hong Kong profits tax at a rate of 16% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

      In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited, subsidiaries of the Company, are exempt from PRC enterprise income tax of 33% for five years starting from their first profit-making year, after offsetting losses brought forward from the previous five years, if any, followed by a 50% reduction for the next five years thereafter.

      Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for temporary differences between the tax and financial statements bases of assets and liabilities. The tax consequences of those differences expected to reverse in subsequent years are classified as an asset or a liability.

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

i.    Foreign Currency Translation

      The Company maintains its books and records in United States dollars. Its subsidiaries maintain their books and records either in Hong Kong dollars or Chinese Renminbi ("functional currency") respectively. Foreign currency transactions during the year are translated into the respective functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currency using the exchange rates prevailing at the balance sheet date. Gain or losses from foreign currency transactions are recognized in the statements of income during the period in which they occur. Translation adjustments on subsidiaries' equity are included as cumulative translation adjustment.

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

l.    Financial Instruments

      The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable and bills payable, approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term borrowing approximates its fair value based upon rates available to the Company for borrowings with similar terms and maturities.

3.    OTHER INCOME, NET
-----------------------


                                     1998           1999           2000
                                 -------------  -------------  -------------
                                     `000           `000           `000
Gain on disposal of property,
   plant and equipment                      4              -              1
Exchange gain, net                         17             24             56
Service fee income                          -             (1)             6
Rental income                              85             44             34
Loss on repurchase of warrants            (37)             -              -
                                 -------------  -------------  -------------

                                           69             67             97
                                 =============  =============  =============


4.    INCOME TAXES
------------------

The reconciliation of the Hong Kong statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:


                                         1998          1999        2000
                                      -----------   ----------  ----------
Statutory tax rate                         16.0%         16.0%       16.0%
Permanent differences                       3.5%          2.7%        -
Valuation allowances                        -             -           5.5%
Others                                      2.3%          -          (0.7%)
                                      -----------   ----------  -----------

Effective tax rate                         21.8%         18.7%       20.8%
                                      ===========   ==========  ==========

The components of deferred tax assets are as follows:


                                                   1999            2000
                                               -------------   -------------
                                                  $'000           $'000

Deferred tax assets arising from tax losses               -              25

Less: Valuation allowances                                -             (25)
                                               -------------   -------------

Net deferred tax assets                                   -               -
                                               =============   =============


5.    ACCOUNTS RECEIVABLE
-------------------------


                                                   1999            2000
                                               -------------   -------------
                                                   `000            `000

Trade receivables                                     2,863           2,543
Less: Allowance for doubtful debts                      (37)            (46)
                                               -------------   -------------

                                                      2,826           2,497
                                               =============   =============


6.    PROPERTY, PLANT AND EQUIPMENT
-----------------------------------


                                                   1999            2000
                                               -------------   -------------
                                                   `000            `000

Land and buildings                                    2,271           2,271
Leasehold improvements                                   43              46
Furniture, fixtures and office equipment                 96             389
Motor vehicles                                          113             126
Testing equipment                                        46              51
                                               -------------   -------------

                                                      2,569           2,883

Less: Accumulated depreciation                         (490)           (599)
                                               -------------   -------------

                                                      2,079           2,284
                                               =============   =============

As of December 31, 1999 and 2000, land and buildings with net book values of $1,093,000 and $1,066,000, respectively, were pledged to secure certain banking facilities of Far East (see Note 7).

7.    LONG-TERM BANK LOAN
-------------------------

Long-term bank loan is secured by certain of the Group's land and buildings, and bear interest at prime lending rate plus 1.75% per annum. Future maturities of long-term bank loan are as follows:


                                                   1999            2000
                                               -------------   -------------
                                                   `000            `000

Within one year                                          85              94
During the second year                                   88              92
During the third year                                    90               -
                                               -------------   -------------

                                                        263             186
                                               =============   =============

As of December 31, 2000, the Group had various banking facilities available from financial institutions amounting to approximately $4,496,000 (1999 - $4,903,000), of which approximately $3,033,000 (1999 - $3,780,000) remained unused.

8.    TREASURY STOCK
--------------------

The Company authorized a stock buyback program in December 2000 whereunder up to 125,000 shares, not to exceed $281,250 in value, of the Company's common stock could be purchased in the open market from time to time as market and business conditions warrant. During the year ended December 31, 2000, the Company repurchased a total of 13,350 shares of common stock for a consideration of approximately $16,000. There was no reissuance of treasury stock during the year.

9.    WARRANTS
--------------

A total of 2,016,000 warrants had been issued in 1997, which comprised 828,000 public warrants, 1,116,000 private warrants and 72,000 underwriting warrants issued under the Company's warrants plan. Each public and private warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price of $4.58 during the period from March 14, 1998 to March 14, 2003. Each underwriting warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price $6.88 during the period from March 14, 1998 to March 14, 2002. If the closing bid price of the Company's common stocks is above $7.0833 for twenty consecutive days, the Company has the right to redeem the warrants at the price of $0.10 each. For the year ended December 31, 1998, 1999 and 2000, no warrant had been issued or exercised.

10.   STOCK OPTIONS
-------------------

A total of 1,400,000 shares of common stock have been reserved for issuance under the Company's management options plan ("Management Options"). The Management Options provide for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees Management Options, which allow them to purchase up to 1,329,000 shares of common stock. No Management Options were granted during the years ended December 31, 1998 and 1999. Such Management Options became exercisable on March 14, 1998 and have a term of up to ten years. The exercise price of the Management Options is $4.00 per share for 400,000 of such options and $5.50 per share for the remaining 929,000. Subsequent to the distribution of stock dividend during the year ended December 31, 1999, the number of Management Options granted has been adjusted to 1,594,800. The exercise price of the adjusted Management Options is $3.33 per share for 480,000 of such options and $4.58 per share for the remaining 1,114,800. During the year ended December 31, 2000, 13,200 options with the exercise price of $4.58 were cancelled as the Optionee has not exercised the Management Options before the employment relationship is terminated or his legal representative has not exercised the Management Option within three months after such relationship is terminated. During the same year, the Company has further granted 88,900 Management Options with the exercise price of $4.58 per share to its officers, directors and employees, which allow them to purchase up to 88,900 shares of common stock. Such Management Options became exercisable on February 21, 2001 for a term of ten years beginning from the grant date. The exercise price of those Management Options which have not been granted, is $4.58 per share. For the year ended December 31, 2000, no options had been exercised.

A total of 438,000 shares of common stock have been reserved for issuance under the Company's 2000 Stock Option Plan (the "2000 Stock Options"). The 2000 Stock Options provides for the grant of options to officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. In 2000, the Company granted such options to its officers, directors and employees which allow them to purchase up to 272,000 shares of common stock. The exercise price of all options granted is $1.58 per share. The 2000 Stock Options will not be exercisable until February 18, 2001 and have a term of ten years. The exercise price of those Stock Options which have not been granted, is $1.58 per share. During the December 31, 2000, no options had been exercised. Weighted average exercise price of Management Options and 2000 Stock Options outstanding and exercisable as of December 31, 2000 was $3.85 per share (1998 and 1999 - $4.2 per share).

The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options (including options granted in 2000) is recognized for stock option granted at or above fair market value. Had compensation expense for the Company's options been determined based upon fair values at the grant dates in accordance with SFAS No.

123, the Company's pro forma net income for the year ended December 31, 2000 would be approximately $102,000. The Company's pro forma basic and diluted net income per common share would be approximately $0.04 for the year ended December 31, 2000.

Weighted average fair value of Management Options and 2000 Stock Options granted during the year ended December 31, 2000 of $1.43 is estimated on the date of grant using the Black-Scholes option-pricing model. Fair values of Management Options and 2000 Stock Options are estimated on the date of grant using the following assumptions:


                                                                    2000
                                                               -------------

Risk-free interest rate                                                6.1%
Expected dividend yield                                                  0%
Expected option life                                                7 years
Expected stock price volatility                                        127%



11.   PENSION PLAN
------------------

The Group has a defined contribution pension plan for all its employees except for a few employees who work in the PRC. Under this plan, all employees are entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group. The Group is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Group has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees.

With the introduction of the Mandatory Provident Scheme, a defined contribution scheme managed by an independent trustee, by the Hong Kong Government on December 1 2000, each of the Hong Kong subsidiaries and their employees make monthly contributions to the scheme ("MPF") at 5% of the employee's cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The Hong Kong subsidiaries and their employees made their first contributions in December 2000.

During the years ended December 31, 1998, 1999 and 2000, the Group's total contributions including the amounts contributed to both the defined contribution pension plan and MPF were approximately $127,000, $124,000 and $97,000, respectively.

12.   RELATED PARTY TRANSACTIONS
--------------------------------

The transactions with related parties are summarized as follows:


                                     1998           1999           2000
                                 -------------  -------------  -------------
                                     `000           `000           `000

Sales to related companies                 52             33             26

Purchases from related companies          571            895            925

Interest income received from
   a related company                       11             10             10

Rental income received from a
   related company                         59             36             34

Rental expenses paid to a
   related company                         46             46             46

Management fee paid to a
   related company                         25             23             29

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2001.


13.   OPERATING LEASE COMMITMENTS
---------------------------------

The Group has various operating lease agreements for office and industrial premises, which extend through May 2001. Rental expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $223,000, $205,800 and
$191,483, respectively. Future minimum rental payments as of December 31, 1999 and 2000, under agreements classified as operating leases with non-cancellable terms, are as follows:


                                                    1999            2000
                                               -------------   -------------
                                                   `000            `000

2000                                                     56               -
2001                                                     15              57
                                               -------------   -------------

Total minimum lease payments                             71              57
                                               =============   =============