Form 20-F
period 2001-12-31
EURO TECH HOLDINGS CO LTD
filed 2002-06-28
CIK 1026662

                                       FORM 20-F

[  ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      DECEMBER 31, 2001
                         -------------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from _______________________ to_______________________

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                 Name of each exchange
         Title of each class                      on which registered
         -------------------                      -------------------


NOT APPLICABLE
------------------------------------      --------------------------------------

NOT APPLICABLE
------------------------------------      --------------------------------------

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

--------------------------------------------------------------------------------
                                (Title of Class)

         Indicate the number of issued and outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                  3,064,151 ORDINARY SHARES
                                  ----------------------------------------------

                                  WARRANTS TO PURCHASE 2,527,200 ORDINARY SHARES
                                  ----------------------------------------------

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

                    Item 17  |_|                    Item 18  |X|


(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)


         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                    Yes  |_|                        No  |_|

                                TABLE OF CONTENTS

INTRODUCTION....................................................................................................iii

GLOSSARY..........................................................................................................1

PART I............................................................................................................2

   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................2
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................2
   ITEM 3.      KEY INFORMATION...................................................................................2
     ITEM 3A.     SELECTED FINANCIAL DATA.........................................................................2
     ITEM 3B.     CAPITALIZATION AND INDEBTEDNESS.................................................................3
     ITEM 3C.     REASONS FOR THE OFFER AND USE OF PROCEEDS.......................................................3
     ITEM 3D.     RISK FACTORS....................................................................................3
   ITEM 4.      INFORMATION ON THE COMPANY.......................................................................13
     ITEM 4A.     HISTORY AND DEVELOPMENT OF THE COMPANY.........................................................13
     ITEM 4B.     BUSINESS OVERVIEW..............................................................................13
     ITEM 4C.     ORGANIZATIONAL STRUCTURE.......................................................................21
     ITEM 4D.     PROPERTY, PLANT AND EQUIPMENT..................................................................21
   ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................22
     ITEM 5A.     OPERATING RESULTS..............................................................................22
     ITEM 5B.     LIQUIDITY AND CAPITAL RESOURCES................................................................27
     ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES.................................................31
     ITEM 5D.     TREND INFORMATION..............................................................................31
     ITEM 5E.   SIGNIFICANT RELATED PARTY TRANSACTIONS...........................................................31
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................31
     ITEM 6A.     DIRECTORS AND SENIOR MANAGEMENT................................................................31
     ITEM 6B.     COMPENSATION...................................................................................33
     ITEM 6C.     BOARD PRACTICES................................................................................40
     ITEM 6D.     EMPLOYEES......................................................................................40
     ITEM 6E.     SHARE OWNERSHIP................................................................................40
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................41
     ITEM 7A.     MAJOR SHAREHOLDERS.............................................................................41
     ITEM 7B.     RELATED PARTY TRANSACTIONS.....................................................................42
   ITEM 8.      FINANCIAL INFORMATION............................................................................42
     ITEM 8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION........................................42
     ITEM 8B.     SIGNIFICANT CHANGES............................................................................43
   ITEM 9.      THE OFFERING AND LISTING.........................................................................43
     ITEM 9A.     LISTING DETAILS AND 9.C PRINCIPAL TRADING MARKET...............................................43
     ITEM 9B.     PLAN OF DISTRIBUTION...........................................................................45
     ITEM 9C.     SELLING SHAREHOLDERS...........................................................................45
     ITEM 9D.     DILUTION.......................................................................................45
     ITEM 9E.     EXPENSES OF THE ISSUE..........................................................................45





   ITEM 10.     ADDITIONAL INFORMATION...........................................................................46
     ITEM 10A.    SHARE CAPITAL..................................................................................46
     ITEM 10B.    MEMORANDUM AND ARTICLES OF ASSOCIATION.........................................................49
     ITEM 10C.    MATERIAL AGREEMENTS............................................................................52
     ITEM 10D.    EXCHANGE CONTROLS..............................................................................52
     ITEM 10E.    TAXATION.......................................................................................53
     ITEM 10F.    DIVIDENDS AND PAYING AGENTS....................................................................53
     ITEM 10G.    STATEMENT BY EXPERTS...........................................................................53
     ITEM 10H.    DOCUMENTS ON DISPLAY...........................................................................53
     ITEM 10I.    SUBSIDIARY INFORMATION.........................................................................53
   ITEM 11.     QUANTITATIVE AND QUALIFICATION DISCLOSURES
                ABOUT MARKET RISK................................................................................54
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECUIRITIES..........................................54

PART II..........................................................................................................55

   ITEM 13.     DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES................................................55
   ITEM 14.     MATERIAL MODIFICATION TO THE RIGHTS OF
                SECURITY HOLDERS AND USE OF PROCEEDS.............................................................55
   ITEM 15.     [RESERVED].......................................................................................55
   ITEM 16.     [RESERVED].......................................................................................55

PART III.........................................................................................................56

   ITEM 17.     FINANCIAL STATEMENTS.............................................................................56
   ITEM 18.     FINANCIAL STATEMENTS.............................................................................56
   ITEM 19.     EXHIBITS.........................................................................................57

SIGNATURES.......................................................................................................58

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


ITEM 3.  KEY INFORMATION

ITEM 3A. SELECTED FINANCIAL DATA

                         SELECTED FINANCIAL INFORMATION
                     (Amounts expressed in thousands, except
              share and per share data and unless otherwise stated)

         The selected income statement data for years ended December 31, 1999, 2000 and 2001, and the selected balance sheet data as of December 31, 2000 and 2001 set forth below are derived from audited financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. "Operating and Financial Review and Prospects." The selected income data for the years ended December 31, 1997 and 1998 and the selected balance sheet data as of December 31, 1997, 1998 and 1999 set forth below are derived from audited financial statements of the Company which are not included herein.


                                                                   AS OF DECEMBER 31,

                                           --------------------------------------------------------------------
                                                 1997          1998         1999          2000         2001
                                                 ----          ----         ----          ----         ----
                                                 US$           US$          US$           US$          US$
BALANCE SHEET DATA:
Cash and cash equivalents                         2,539          3,045        3,691        3,963         3,551
Working capital(1)                                3,292          3,493        3,632        3,686         4,123
Total assets                                      8,084          8,559        9,637       10,092        11,379
Short-term debt(2)                                   75             68           85           94            90
Long-term bank loans                                329            260          178           92             0
Net assets                                        4,972          5,194        5,533        5,878         6,206

---------------------
(1)  Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.


                                              FOR THE YEAR ENDED DECEMBER 31,
                        --------------------------------------------------------------------------
                              1997           1998           1999           2000             2001
                              ----           ----           ----           ----             ----
                               US$           US$            US$             US$             US$
INCOME STATEMENT DATA:

Net sales .........         12,510          12,757          13,107          15,010          19,685
Cost of goods sold          (9,399)         (9,662)         (9,896)        (11,467)        (15,396)
                        ----------      ----------      ----------      ----------      ----------

Gross profit ......          3,111           3,095           3,211           3,543           4,289

Selling and
Administrative
Expenses ..........         (2,812)         (2,924)         (2,946)         (3,301)         (3,734)
                        ----------      ----------      ----------      ----------      ----------
Operating income ..            299             171             265             242             555
Interest (expenses)
Income, net .......             18              86              85             113              66
Other income, net .            183              69              67              97             126
                        ----------      ----------      ----------      ----------      ----------
Income before taxes            500             326             417             452             747
Income taxes ......            (62)            (71)            (78)            (94)           (163)
                        ----------      ----------      ----------      ----------      ----------

Net income ........            438             255             339             358             584
                        ==========      ==========      ==========      ==========      ==========

Net income per
Ordinary Share
Basic..............           0.15            0.08            0.11            0.11            0.18
Diluted............           0.15            0.08            0.11            0.11            0.18
Weighted average
Number of
Ordinary Shares
Outstanding .......      2,945,280       3,226,366       3,226,366       3,226,366       3,226,366

Currency exchange rates as of the date of this Report are:

               US$1 = HK $7.8
               US$1 = RMB 8.3

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

                                    o       The Company's results of operations
                                            and financial condition may be
                                            influenced by the political
                                            situation in Hong Kong and by the
                                            general state of the Hong Kong
                                            economy. See " - Economic
                                            Instability; Currency Exchange
                                            Rate."

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

                                    o       On June 22, 1998, the Hong Kong
                                            Chief Executive announced an
                                            immediate freeze on new government
                                            land sales through April 22, 1999 in
                                            an attempt to stabilize property
                                            prices which have on average fallen
                                            approximately 43% from their 1997
                                            peak, and ease tightening credit.
                                            Financial institutions could face
                                            additional pressure from
                                            possible defaults on loans made for
                                            property. Issuer stock valuations
                                            also dropped sharply from a 1997
                                            high on the main Hong Kong stock
                                            index (the Hang Seng). On August 7,
                                            1997, the Hang Seng Index was
                                            16,673.27. On June 20, 2002, that
                                            index stood at 10,754.41. There can
                                            be no assurance that these problems
                                            will not continue to abate or worsen
                                            or that recovery will continue in
                                            the near future in which event the
                                            Company may likely be materially
                                            adversely affected.

ECONOMY MAY
BE UNSTABLE                         o       Unlike many other countries'
                                            economies, the People's Republic of
                                            China (the "PRC") government's
                                            economic philosophy is based upon a
                                            "planned" economy model as opposed
                                            to a "free enterprise" or
                                            "capitalist" model with moderate
                                            government regulation which is the
                                            typical model in most developed,
                                            Western nations. For more than forty
                                            years, the PRC economy has been, and
                                            presently continues to be, a
                                            socialist economy operating under
                                            government controls promulgated
                                            under various one-, five- and
                                            ten-year plans (collectively, "State
                                            Plans") adopted by central Chinese
                                            government authorities and
                                            implemented, to a large extent, by
                                            provincial and local authorities
                                            which may set production and
                                            development targets.

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

PRC INFLATION                       o       The PRC has recently experienced
                                            substantial rates of inflation,
                                            although inflation has declined in
                                            the most recent years. The PRC
                                            government's measures to restrain
                                            inflation have had a significant
                                            adverse impact on the Company in the
                                            past and more measures in this
                                            regard or other actions by the PRC
                                            government could materially and
                                            adversely affect the Company, its
                                            business and results of operations.
                                            See - "Adverse Impact upon Company
                                            of PRC's Credit Restrictions."

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

TURBULENT RELATIONS
WITH THE UNITED STATES              o       PRC's political relations with the
                                            United States temporarily
                                            deteriorated following the
                                            accidental bombing of the Chinese
                                            Embassy in Belgrade, Yugoslavia, in
                                            May 1999 and again following the
                                            collision of a U.S. EP-3
                                            reconnaissance aircraft and a
                                            Chinese fighter in international
                                            airspace in April 2001. Bilateral
                                            relations have gradually recovered
                                            from both incidents, though
                                            differences between the United
                                            States and PRC governments on some
                                            political issues continue
                                            occasionally to color the
                                            relationship.

CERTAIN RISKS RELATING TO COMPANY'S BUSINESS.


PAST INVESTMENTS                    o       The Company has from time to time
IN REAL ESTATE                              invested in real estate in Hong
                                            Kong. Although the Company has
                                            derived past profits from some of
                                            its investments in Hong Kong real
                                            estate, there can be no assurance
                                            that the Company will ever derive a
                                            profit from any future investments
                                            in Hong Kong realty. As a result of
                                            the recent transfer of sovereignty
                                            over Hong Kong from the United
                                            Kingdom to China, any investment in
                                            Hong Kong realty will be subject to
                                            the risks arising from that
                                            transfer, including but not limited
                                            to the possible appropriation of
                                            realty by the Chinese government. In
                                            addition, in Mid-1998 the Government
                                            of Hong Kong froze public land sales
                                            and dispositions of property through
                                            April 1999 in order to stabilize
                                            Hong Kong property values which had
                                            substantially declined from their
                                            peak in 1997. See Item 5. "Operating
                                            and Financial Review and Prospects."

DEPENDENCE
UPON MANAGEMENT                     o       The Company is dependent upon the
                                            services of its executive officers,
                                            in particular Mr. T.C. Leung, the
                                            Chairman of the Company's Board of
                                            Directors and its Chief Executive
                                            Officer. The business of the Company
                                            could be adversely effected by the
                                            loss of services of, or a material
                                            reduction in the amount of time
                                            devoted to the Company by its
                                            executive officers. Although the
                                            Company is the beneficiary of a "Key
                                            Person" life insurance policy in the
                                            amount of US$1,000,000 on the life
                                            of Mr. Leung, there can be no
                                            assurance that such coverage will be
                                            sufficient to compensate the Company
                                            for the loss of the services of Mr.
                                            Leung. See Item 6. "Directors,
                                            Senior Management and Employees."

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

DEPENDENCE ON VENDORS;
LACK OF LONG
TERM AGREEMENTS                     o       The Company distributes supplies
                                            manufactured by a number of vendors,
                                            including Wallace & Tiernan Pacific
                                            Pty. Ltd. ("Wallace"), Hach Company,
                                            Inc. ("Hach"), Hioki E.E. Corp.
                                            ("Hioki") and ThermoQuest
                                            Corporation ("ThermoQuest"), which
                                            are the Company's largest suppliers.
                                            The Company has only a letter from
                                            Hioki appointing the Company as
                                            Hioki's sales representative in the
                                            PRC, Hong Kong and Macao, its
                                            agreements with each of Wallace and
                                            ThermoQuest are terminable on thirty
                                            days notice by either party prior to
                                            the renewal date and the agreement
                                            with Hach will expire in February
                                            2003. Although alternative
                                            sources of supply exist, there
                                            can be no assurance that the
                                            termination of the Company's
                                            relationship with any of the
                                            above or other vendors would not
                                            have a short-term adverse effect
                                            on the Company's operations due
                                            to the Company's dependence on
                                            these vendors.

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

CERTAIN LEGAL CONSEQUENCES
OF INCORPORATION
IN THE BRITISH VIRGIN
ISLANDS; RIGHTS OF SHARE-
HOLDERS NOT AS EXTENSIVE
AS IN U.S. CORPORATIONS             o       Principles of British Virgin Islands
                                            ("BVI") corporate law relating to
                                            such matters as the validity of the
                                            Company procedures, the fiduciary
                                            duties of management and the rights
                                            of the Company's shareholders may
                                            differ from those that would apply
                                            if the Company were incorporated in
                                            a jurisdiction within the United
                                            States.

                                    o       The rights of shareholders under
                                            British Virgin Islands law are not
                                            as extensive as the rights of
                                            shareholders under legislation or
                                            judicial precedent in many United
                                            States jurisdictions. Under United
                                            States law, majority and controlling
                                            shareholders generally have certain
                                            "fiduciary" responsibilities to the
                                            minority shareholders. United States
                                            shareholder action must be taken in
                                            good faith and actions by
                                            controlling shareholders in a United
                                            States jurisdiction and executive
                                            compensation which are obviously
                                            unreasonable may be declared null
                                            and void.

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

                                    o       All of the Company's assets are and
                                            will be located outside of the
                                            United States, in Hong Kong and the
                                            PRC, and any judgment obtained in
                                            the United States may not be
                                            enforced in those jurisdictions.
                                            Hong Kong courts will not directly
                                            enforce against the Company or such
                                            persons judgments obtained in the
                                            United States. There is also
                                            substantial doubt as to the
                                            enforceability in the PRC of actions
                                            to enforce judgments of the United
                                            States' courts arising out of or
                                            based on the ownership of the
                                            securities offered hereby, including
                                            judgments arising out of or based on
                                            the civil liability provisions of
                                            United States federal or state
                                            securities laws or otherwise. See "-
                                            Certain Legal Consequences of
                                            Incorporation in the British Virgin
                                            Islands; Rights of Shareholders not
                                            as Extensive as in U.S.
                                            Corporations" and "- Uncertainty of
                                            Enforcing U.S. Judgments."

ITEM 4.        INFORMATION ON THE COMPANY

ITEM 4A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation ("Far East"). The Company successfully completed a public offering ("Public Offering") from which the Company received net proceeds of approximately US$1,817,000, in March 1997. Pursuant to and concurrently with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See Item 5. "Operating and Financial Review and Prospects." Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water.

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

         The Company used portions of the net proceeds of the Public Offering to
(a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment (approximately US$200,000), (b) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC (approximately US$200,000), (c) purchase equipment (approximately US$135,000), (d) establish a subsidiary to develop and operate a B2B website (approximately US$331,000), (e) repurchase securities from the underwriter of the Company's Public Offering (approximately US$105,000), (f) pay expenses incurred in seeking acquisition candidates and hiring an agent in the United States (approximately US$170,000), (g) development costs of an Infrared Photometric Oil Analyzer (approximately US$60,000), and (h) repurchase its own Ordinary Shares in the open market (approximately US$237,000).

ITEM 4B.       BUSINESS OVERVIEW

         The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. The Company distributes products to more than 400 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, China's National Environmental Protection Agency, a joint venture between the China Great Wall Industry I/E Corp. and Austria's Aqua Engineering to construct one of Beijing's water treatment plants, and to subdistributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Wallace, Hach, Hioki and ThermoQuest, which are the Company's largest suppliers, with purchases from them accounting for approximately 7%, 23%, 12% and 7%, respectively, of the Company's sales during the Company's fiscal year ended December 31, 2000 ("Fiscal 2000") and 5%, 22%, 11% and 9%, respectively, during its fiscal year ended December 31, 2001 ("Fiscal 2001").

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

         On January 31, 2002, the Company acquired a 30% equity interest in Pact Asia Pacific Ltd. and Yixing Pact Environment Company Ltd. ("Pact") for approximately US$288,000. Pact is a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. The Company believes that Pact's business is complementary to the Company's business as the Company continues to focus on sales and marketing of products of others. The Company believes that by aligning itself with an engineering firm, such as Pact, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, the Company anticipates that by securing an equity stake in Pact, its ability to become a supplier to Pact is enhanced. It took the Company approximately ten months to complete the acquisition of an equity stake in Pact, during which it investigated Pact, its finances, weighed tax consequences and obtained approval from governmental authorities in China. The Company is now seeking to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields. There can be no assurance that the Company will locate any such additional acquisition candidate, successfully complete such additional acquisition, Pact or any additional acquisition will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company or that the Company will not lose its entire investment in Pact or any other acquisition candidates.

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

         The Company derived approximately 49.8%, 55.2% and 56.1% of its sales from the sale of Scientific Instruments during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

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

         The Company derived approximately 25.5%, 21.0% and 17.7% of its sales from the sale of Process Control and Engineering Products during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

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

         The Company derived approximately 12.8%, 13.4% and 11.5% of its sales from the sale of these Other Products during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

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

         The Company derived approximately 11.9%, 10.4% and 14.7% of its sales from Special Projects and Technical Support Operations during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

         CUSTOMERS. At the end of Fiscal 2001, the Company had more than 400 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 2001, no single customer accounted for more than 5% of the Company's sales, and the Company does not believe that any single customer or sub-distributor is material to its operations.

PROTOTYPE INFRARED PHOTOMETRIC OIL ANALYZER

In May 2000, the Company signed an agreement with the Shanghai Institute Optics Instrument to jointly develop an Infrared Photometric Oil Analyzer by infrared absorption method. Potential prototypes of the analyzer have been completed. Potential customers, who are evaluating the analyzer, have advised that the prototypes have been received. This analyzer is intended to detect concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial wastewater. Potential customers are environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China.

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

SOURCES OF SUPPLY

         The Company has exclusivity agreements covering specific geographic areas with many of its suppliers for certain products. Such agreements do not encompass all products distributed by the Company and all market areas served by the Company. The Company's agreement with Finnigan for most products does not include the PRC and similarly, the Company's agreement with Wallace is limited to Hong Kong. The Company has written confirmation from Hach that the Company is Hach's representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company also has exclusive distribution agreements with Royce Instrument Corporation for certain of that manufacturer's products in Hong Kong and the PRC.

         The Company distributes products manufactured by a number of vendors, including Wallace, Hach, Hioki and Finnigan, which are the Company's primary suppliers, with purchases from them accounting for approximately 7%, 23%, 12% and 7%, respectively, of the Company's sales during Fiscal 2000 and 5%, 22%, 11% and 9%, respectively, of the Company's sales during Fiscal 2001. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and Finnigan. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company's agreement with Finnigan for most products does not include the PRC, while the Company's agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach's representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach's products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki's sales representative in the PRC, Hong Kong and Macao. The Company's agreement with Wallace is terminable by either party on thirty days notice prior to its annual renewal date. The Company's agreement with Finnigan is terminable on ninety days notice by either party. The Company's agreement with Hach expires in February 2003. Although alternative sources of supply exist, there can be no assurance that the termination of the Company's relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

EXPANSION

         The Company continues to seek: (1) potential acquisitions of manufacturing plants and engineering companies for proposed product-assembly operation, and (2) the development of the Infra and Photometic Oil Analyzer. Also, the Company recently opened "pilot" shops in Shanghai and Beijing and plans to open additional shops over the next 24 months. (See " - Sales and Marketing.") In addition, although the Company has disposed of certain subsidiaries in transactions with affiliates and disposed of certain realty held for investment purposes, in an effort to streamline its structure and concentrate on its core business, in the future the Company may establish subsidiaries or divisions to distribute products that are unrelated to its current core product lines, and it may make future investments in real estate.

REGULATORY ENVIRONMENT

         Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC has experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC's primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to the Company, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. SEPA has recently identified 100,000 enterprises as new major pollution sources and the number of monitoring stations for industrial firms is anticipated to increase to 400,000 in the next five years, according to government estimates. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. Despite this anticipated growth in monitoring stations, there can be no assurance that the agencies will continue to use the Company's products for these purposes, that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See " - Competition."

COMPETITION

         The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has begun to implement plans to assemble products of the kind that it presently distributes (see " - Product Assembly Operations.") Should an assembly operation be developed to the stage where products are presented to the market, the Company may be in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company's ability or such competitor's willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company's core business.

         In 1994, the PRC tightened its credit nationwide and, as a result, the Company believes that purchasers of the products distributed by the Company sought reduced prices. The products distributed by the Company were foreign-manufactured and higher-priced than products manufactured in the PRC. As a result, the Company reduced its sales prices to remain competitive, with a corresponding negative impact upon profit margins. During Fiscal 1999, Fiscal 2000 and Fiscal 2001, the Company's profit margins were approximately 24.5%, 23.6% and 21.8%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company's more extensive distribution network and an established reputation.

B2B WEBSITE

         B2B website. In or about March 2000, the Company established Chinah2o.com.Ltd., a Hong Kong corporation. Through Chinah2o.com.Ltd., the Company launched a bilingual Business-to-Business ("B2B") internet platform in August 2000. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities. The business and other activities generated by Chinah2o.com.Ltd. have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

PRODUCT ASSEMBLY OPERATIONS

         The Company, through its PRC Corporation, Shanghai Euro Tech Limited, plans to assemble certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The Company has obtained a one-year lease expiring in January 2003 to a manufacturing plant and has commenced assembly operations for water and waste water test instruments after receiving PRC government approvals in December 1999. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors. It is planned that the Company's obligations pursuant to the Agreement with the Shanghai Institute will be met through the Pudong Shanghai Assembly Plant. The Infrared Photometric Oil Analyzer, together with the two types of specialized reagents have been the best customer accepted products from this plant. This plant also manufactures reagents for chemical oxygen demand and chlorine and silica measurement.

SALES AND MARKETING

         The Company distributes products through its principal office located in Hong Kong and its regional PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Company has a marketing and sales force of 44 people who are paid a salary plus commission based on sales. The Company's offices also coordinate the sales efforts of approximately fifteen other companies located in the PRC which act as sub-distributors. These sub-distributors are paid a commission on sales they generated, and are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifteen sub-distributors accounted for less than two percent of the Company's sales during Fiscal 2000 and Fiscal 2001.

         In April of 2001, the Company opened a "pilot" shop in Shanghai to sell inventoried water and other electronics testing equipment to potential customers. This was followed by a second shop in Beijing in the last quarter of 2001 and third and fourth shops in Chongqing and Guangzhou in March and June of 2002, respectively. In view of China's accession to the WTO, and as a result of favorable customer reaction to the shops in Shanghai and Beijing, Euro Tech is planning to open four more shops over the next 24 months in the cities of Xian, Dalian, Wuhan and Shenyang. The Company plans to continue financing each of the shops with its own operational cash flow and not use outside financing. The Company has found its four existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while the Company can make "off the shelf" sales and move its inventory more easily. All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company's dependency on sub-distributors who may not be loyal to the Company and distribute products of its competitors. As foreign entities are not generally permitted to own these facilities, the Company's four shops are actually owned by non-officer-director, employees of the Company with the shops being financed by the Company through non-fixed term loans bearing a nominal rate of interest. There can be no assurances that; these shops will prove to be economically viable, the Company will not sustain losses in connection with the founding costs of opening and running the shops, hiring personnel and similar expenses; the shops will result in any significant revenues or profits to the Company. Also, similar shops may be established by its competitors and/or third parties.

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

ITEM 4D.       PROPERTY, PLANT AND EQUIPMENT

         The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a lease expiring in May 2003 for monthly rental payments of approximately US$9,160. The warehouse storage space is used to hold products for distribution to its customers via common carriers.

         In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and as of December 31, 2001, had an outstanding mortgage of approximately US$90,000 in principal, bearing interest at the best lending rate offered by the Company's bank plus 1.75%, which mortgage is repayable in eighty-four monthly installments through approximately November 2002. This property is now used as Chinah2o.com Ltd.'s office.

         The Company also maintains regional sales offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xian and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing sales office is situated on property purchased in November 1994. The Shanghai sales office is situated on property purchased in August 1995. The Guangzhou sales office is rented pursuant to a lease expiring in July 2002 for approximately US$790 per month. The Chongqing sales office is rented pursuant to a lease expiring in May 2003 for approximately US$630 per month. The Xian sales office is rented pursuant to a lease expiring in March 2004 for approximately US$200 per month. The Shenyang office is rented pursuant to a lease expiring in March 2003 for approximately US$370 per month. Euro Tech Trading's Shanghai's office is rented pursuant to a lease expiring in April 2003 for approximately US$250 per month.

         Euro Tech's Shanghai office is rented pursuant to a lease expiring in January 2003 for approximately US$1,050 per month.

         The Company's registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (809) 494-5296.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5A.       OPERATING RESULTS

BACKGROUND - POLITICAL AND ECONOMIC CONDITIONS IN HONG KONG AND THE PEOPLE'S REPUBLIC OF CHINA

         The Company's operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. In Fiscal 2001, approximately 72% and 26% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During Fiscal 2000, approximately 68% and 29% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. During the Company's fiscal year ended December 31, 1999 ("Fiscal 1999"), approximately 68% and 30% of the Company's sales were made to customers located in the PRC and Hong Kong, respectively. Sales to customers situated in Macao and elsewhere in Fiscal 1999, Fiscal 2000 and Fiscal 2001 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

RESULTS FROM OPERATIONS

         The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with United States GAAP.

         The following table presents selected statement of operations data expressed in thousand US$ and as a percentage of net sales for the Company's Fiscal 1997, Fiscal 1998, Fiscal 1999, Fiscal 2000 and Fiscal 2001 years.


                                                                        YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------------
                                         1997                1998                1999               2000                 2001
                                         ----                ----                ----               ----                 ----
Net Sales                          12,510     100.0%   12,757     100.0%   13,107     100.0%   15,010     100.0%   19,685     100.0%
Cost of goods sold                  9,399      75.1%    9,662      75.7%    9,896      75.5%   11,467      76.4%   15,396      78.2%
Gross Profit                        3,111      24.9%    3,095      24.3%    3,211      24.5%    3,453      23.6%    4,289      21.8%
Selling and administrative
  expenses                           2,812     22.5%    2,924      22.9%    2,946      22.5%    3,301      22.0%    3,734      19.0%


                                                                        YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------------------------------------------
                                           1997               1998               1999                 2000                2001
                                           ----               ----               ----                 ----                ----
Income before income tax              500       4.0%      326       2.6%      417       3.2%      452       3.0%      747       3.8%
Income tax provision                   62       0.5%       71       0.6%       78       0.6%       94       0.6%      163       0.8%
Net income                            438       3.5%      255       2.0%      339       2.6%      358       2.4%      584       3.0%
                                    =====     =====     =====     =====     =====     =====     =====     =====     =====     =====

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

         NET SALES; GROSS PROFIT AND COST OF GOODS SOLD. Net sales increased by approximately US$4,675,000 or 31.1% to approximately US$19,685,000 in Fiscal 2001 from approximately US$15,010,000 in the Company's year ended December 31, 2000 ("Fiscal 2000"). The increase was primarily due to the diversification and strengthening of the Company's distribution network.

         Gross profits increased by approximately US$746,000 or 21.1% to approximately US$4,289,000 for Fiscal 2001 as compared to approximately US$3,543,000 for Fiscal 2000. This increase was attributable to the increase in net sales in Fiscal 2001. During Fiscal 2001, the Company's cost of goods sold was approximately US$15,396,000, or 78.2% of sales, in comparison to approximately US$11,467,000, or 76.4% of net sales for Fiscal 2000. Cost of goods sold expressed as a percentage of net sales increased by 1.8% in Fiscal 2001 as compared with Fiscal 2000. The gross profit margin decrease and the percentage increase in cost of goods sold were attributed to the fact that the Company had reduced the selling prices to compete with other companies during Fiscal 2001 as a result of the Company placing tighter controls over its expenses.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were approximately US$3,734,000 in Fiscal 2001, an increase of approximately US$433,000 or 13.1% from approximately US$3,301,000 in Fiscal 2000. The increase was primarily due to the general increase in expenses related to the increase in net sales. However, measured as a percentage of net sales, selling and administrative actually declined by 3% from 22% in Fiscal 2000 to 19% in Fiscal 2001.

         INTEREST INCOME. Net interest income decreased by approximately US$47,000 or 41.6% to approximately US$66,000 in Fiscal 2001 from approximately US$113,000 for Fiscal 2000. Interest income decreased by approximately US$57,000 or 41.3% to approximately US$81,000 in Fiscal 2001 from approximately US$138,000 in Fiscal 2000. The decrease was primarily due to the general decrease in the interest rate from bank deposits during the year. Interest expense decreased by approximately US$10,000 or 40.0% to approximately US$15,000 in Fiscal 2001 from approximately US$25,000 for Fiscal 2000. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

         OTHER INCOME. Other income increased by approximately US$29,000 or 29.9% to approximately US$126,000 in Fiscal 2001 from approximately US$97,000 in Fiscal 2000. The increase in other income was principally due to increase in exchange gains of approximately US$24,000 and rental income of approximately US$8,000.

         PROVISION FOR PROFIT TAX. Provisions for taxes increased by US$69,000 to approximately US$163,000 in Fiscal 2001 from approximately US$94,000 in Fiscal 2000. The increase was due primarily to an increase in operating profit. The increase in effective tax rate from 20.8% in Fiscal 2000 to 21.8% in Fiscal 2001 was due to the net operating loss of some subsidiaries for which no benefit was realized.

         NET INCOME. Income from continuing operations increased by approximately US$226,000 or 63.1% to approximately US$584,000 in Fiscal 2001 from approximately US$358,000 in Fiscal 2000. The increase in net income was primarily due to the increase in net sales and the increase in the gross margin.

FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

         NET SALES; GROSS PROFIT AND COST OF GOODS SOLD. Net sales increased by approximately US$1,903,000 or 14.5% to approximately US$15,010,000 in Fiscal 2000 from approximately US$13,107,000 in the Company's year ended December 31, 1999 ("Fiscal 1999"). The increase was primarily due to improvement of the economy in the PRC.

         Gross profits increased by approximately US$332,000 or 10.3% to approximately US$3,543,000 for Fiscal 2000 as compared to approximately US$3,211,000 for Fiscal 1999. This increase was attributable to the increase in net sales in Fiscal 2000. During Fiscal 2000, the Company's cost of goods sold was approximately US$11,467,000, or 76.4% of sales, in comparison to approximately US$9,896,000 or 75.5% of net sales for Fiscal 1999. Cost of goods sold expressed as a percentage of net sales increased by 0.9% in Fiscal 2000 as compared with Fiscal 1999. The gross profit margin decreased and the percentage increase in cost of goods sold were attributed to the fact that the Company had less engineering assignments during Fiscal 2000.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were approximately US$3,301,000 in Fiscal 2000, an increase of approximately US$355,000 or 12.1% from approximately US$2,946,000 in Fiscal 1999. The increase was primarily due to (i) the general increase in expenses related to the increase in net sales, and (ii) additional expenses for the two new subsidiary companies, i.e. Shanghai Euro Tech Limited and Chinah2o.com Limited.

         INTEREST INCOME. Net interest income increased by approximately US$28,000 or 32.9% to approximately US$113,000 in Fiscal 2000 from approximately US$85,000 for Fiscal 1999. Interest income increased by approximately US$24,000 or 21.1% to approximately US$138,000 in Fiscal 2000 from approximately US$114,000 in Fiscal 1999. The increase was primarily due to the general increase in the interest rate from bank deposits and increase in bank deposits during the year. Interest expense decreased by approximately US$4,000 or 13.8% to approximately US$25,000 in Fiscal 2000 from approximately US$29,000 for Fiscal 1999. The decrease was a result of the Company's reduced utilization of credit facilities under its banking arrangements.

         OTHER INCOME. Other income increased by approximately US$30,000 or 44.8% to approximately US$97,000 in Fiscal 2000 from approximately US$67,000 in Fiscal 1999. The increase in other income was principally due to increase in exchange gains.

         PROVISION FOR PROFIT TAX. Provisions for taxes increased by US$16,000 to approximately US$94,000 in Fiscal 2000 from approximately US$78,000 in Fiscal 1999. The increase was due primarily to an increase in operating profit. The increase in effective tax rate was due to the net operating loss of some subsidiaries for which no benefit was realized.

         NET INCOME. Net income increased by approximately US$19,000 or 5.6% to approximately US$358,000 in Fiscal 2000 from approximately US$339,000 in Fiscal 1999. The increase in net income was primarily due to the increase in net sales and the increase in the gross margin. However, the increase in net income was substantially offset by the operating loss of some newly set up subsidiaries.

ITEM 5B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings under bank lines of credit, and long-term mortgage bank loans. The Company expects, but as to which no assurance may be made, that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its capital expenditures. Working capital at the end of Fiscal 2000 and Fiscal 2001 was approximately US$3,686,000 and US$4,123,000, respectively.

         The Company generated net cash of US$928,000 and US$675,000 from operating activities in Fiscal 1999 and Fiscal 2000, respectively, on net income of US$339,000 and US$358,000 in Fiscal 1999 and Fiscal 2000, respectively. From its net income in Fiscal 2001 of approximately US$584,000, the Company used approximately US$60,000 in net cash in its operating activities. At the end of Fiscal 1999, Fiscal 2000 and Fiscal 2001, the Company's accounts receivable were approximately US$2,826,000, US$2,497,000 and US$2,717,000, respectively.

         The Company used approximately US$217,000, US$313,000 and US$0 for investing activities in Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively. Cash used in investing activities in Fiscal 2000 was mainly used to purchase property, facilities and equipment.

         The Company used US$65,000, US$93,000 and US$317,000 in Fiscal 1999, Fiscal 2000 and Fiscal 2001 for financing activities, respectively. The Company had various banking facilities for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$3,761,000, and of which approximately US$2,952,000 remained unused as at December 31, 2001. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank's consent, and the Company maintaining a certain level of net worth. The Company also has a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties with outstanding indebtedness at December 31, 2001 of approximately US$90,000, which loan bears interest at the best lending rate offered by the Company's bank plus 1.75% and is repayable in monthly installments through December 2002.

         Cash decreased from approximately US$3,963,000 at the end of Fiscal 2000 to approximately US$3,551,000 at the end of Fiscal 2001. The principal reasons for the decrease in cash were (i) cash used in operations; (ii) increase in accounts receivable; (iii) increase in inventories and accounts payable and decrease in bills payable; and (iv) purchase of treasury stock. The
Company plans to use cash on hand for, among other purposes, to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC.

         The Company's net accounts receivable increased from approximately US$2,497,000 at December 31, 2000 to approximately US$2,717,000 at December 31, 2001. The increase is attributed to the Company's net sales increase during Fiscal 2001.

         The Company's inventory increased from approximately US$945,000 at the end of Fiscal 2000 to approximately US$2,003,000 at the end of Fiscal 2001. The higher inventory level at the end of Fiscal 2001 was principally due to (i) increase in inventory necessary to stock our retail shops to meet our customer's demands for "off-the-shelf" purchases; (ii) production inventory at our Pudong assembly plant; and (iii) goods received near year end but not delivered to customers for several reasons, including, but not limited to, multi-component orders awaiting shipment and receipt of additional components, and orders received without a corresponding letter of credit or other payment provisions having been received by the Company.

         The Company's outstanding short-term bank borrowings consisted of import and export bank loans. Short-term borrowings were US$0 at the end of both Fiscal 2000 and Fiscal 2001. As of December 31, 2001, the Company had various banking facilities from which total available credit was approximately US$3,761,000, of which approximately US$2,952,000 remained unused as at such date. The Company's long-term bank loans are secured by certain of the Company's realty, and bear interest at 6.875% per annum. At December 31, 2001, the Company had outstanding long-term bank loans in the amount of approximately US$90,000.

         The Company acquired a 30% equity interest in Pact for approximately US$288,000.

         The Company's capital expenditures were approximately US$0 in Fiscal 2001, a decrease from expenditures of approximately US$313,000 in Fiscal 2000. Capital expenditures in 2000 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. A source of funds for these capital expenditures included net proceeds from the Public Offering. The Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

Contractual Obligations         Total           Less than 1     1-3 years      4-5 years       After 5
                                                   year                                         years
-------------------------------------------------------------------------------------------------------
Long-Term Debt              US$ 90,000          US$ 90,000          -              -               -

Operating Leases            US$201,000          US$136,000     US$65,000           -               -

Total Contractual Cash
   Obligations              US$291,000          US$226,000     US$65,000           -               -


INFLATION

         The annual rate of inflation in the PRC has declined significantly in recent years. In 1999, 2000 and 2001, the rate of inflation was approximately -1.4%, 0.4% and .7%, respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given as to the correctness of the Company's belief, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

SHARE REPURCHASE PROGRAM

         In December 2000, the Company approved a program to repurchase up to 162,500 shares (as adjusted for the Company's August 2001 30% forward stock-split effected in the form of a dividend) of its issued and outstanding stock by December 31, 2001. Under this program, the Company has the ability to purchase the stock in the open market or through negotiated or block transactions from time to time based on market and business conditions until the end of 2001. 162,215 of the Company's Ordinary Shares have been purchased by the Company under this program.

CRITICAL ACCOUNTING POLICIES

         REVENUE RECOGNITION

         The Securities and Exchange Commission's Staff Accounting Bulletin
(SAB) No. 101 "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Based on the above criteria our revenue is recognized when product has been shipped and title to the product has transferred to the customer. Title of the product may transfer to the end customer or distributor when shipped or when received by the customer based on a specific agreement.

         INVENTORY VALUATION

         We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

         DEFERRED TAXES

         As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is more unlikely than likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

         NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141: "Business Combinations" and SFAS No. 142 : "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's financial statements. SFAS No. 142 requires, among other provisions, companies to assess the possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statement's criteria. The Company is required to and will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 is not expected to have a material impact on the Company's financial statements.

         In August 2001, FASB issued SFAS No. 143: "Accounting for Asset Retirement Obligations". This Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company is required to and will adopt SFAS No. 143 on January 1, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

         In October 2001, FASB issued SFAS No. 144: "Accounting for Impairment or Disposal of Long-Lived Assets". The Statement supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and modifies APB Opinion No. 30, : "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events". For long-lived assets to be held and used, the Statement retains the requirements of SFAS No. 121, whereby an impairment loss is recognized if the carrying value of the assets is not recoverable from its undiscounted cash flows and an impairment loss is measured as the difference between fair values and carrying values of the asset. The new Statement requires long-lived assets to be disposed of other than by sale be considered held and used until it is disposed of. The Statement also broadens the scope of APB Opinion 30 provisions for the presentation of discontinued operations separately from continuing operations to include a component of an entity that either has been disposed of or is classified as held for sale. In addition, discontinued operations are no longer measured on a net realizable value basis, and expected future operating losses must be reflected in the periods incurred, rather than at the measurement date as previously required by APB Opinion No. 30. The Company is required to and will adopt SFAS No. 144 on January 1,

2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

         In April 2002, FASB issued SFAS No. 145: "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement is required to be adopted by the Company beginning on January 1, 2003. The Company is in the process of evaluating the effect of the adoption of this standard on the consolidated results of operations, financial position and cash flows, if any.

ITEM 5C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         During Fiscal 1999, as is true for historical prior periods, the Company (due to the nature of its business), did not expend any material funds on company sponsored research and development activities. However, during Fiscal 2000 and Fiscal 2001, the Company expended approximately US$40,000 and US$20,000, respectively, on the development of an Infrared Photometric Oil Analyzer pursuant to its agreement with the Shanghai Institute Optics Instrument. See Item 4B. "Business Overview." It is anticipated that an additional US$50,000 in research and development costs will be expended on this project, similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2002.

ITEM 5D.       TREND INFORMATION

         The Company believes that the expenses incurred in opening "pilot" shops and product research and development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

ITEM 5E.       SIGNIFICANT RELATED PARTY TRANSACTIONS

          During Fiscal 1999, Fiscal 2000 and Fiscal 2001, the Company made purchases from Eurotherm of approximately US$850,000, US$845,000 and US$2,114,000 respectively. The Company also received rental income from Eurotherm during Fiscal 1999, Fiscal 2000 and Fiscal 2001 of approximately US$36,000, US$34,000 and US$34,000, respectively. Additionally, during Fiscal 1999, Fiscal 2000 and Fiscal 2001, the Company paid management fees to Eurotherm of approximately US$23,000, US$29,000 and US$27,000 respectively. Mr. T.C. Leung, Chief Executive Officer and Chairman of the Board of Directors of the Company, is also director of Eurotherm.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.       DIRECTORS AND SENIOR MANAGEMENT

         Information concerning the Directors and Executive Officers of the Company are as follows:


         NAME                       AGE                       POSITION
         ----                       ---                       --------

         T.C. Leung                 58                        Chairman of the Board of Directors
                                                              and Chief Executive Officer

         Jerry Wong                 43                        Director and Chief Financial Officer





         NAME                       AGE                       POSITION
         ----                       ---                       --------

         Nancy Wong                 53                        Director

         C.P. Kwan                  43                        Director

         Alex Sham                  38                        Director

         Y.K. Liang                 72                        Director

         Ho Choi Chiu               70                        Director

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

         The Company had one meeting of its Board of Directors during Fiscal
2001.

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

ITEM 6B.       COMPENSATION

         The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East for services rendered in all capacities to the Company and Far East during Fiscal 2001 and Fiscal 2000 to the Chairman of the Board and Chief Executive Officer.

                                 SUMMARY COMPENSATION TABLE


         NAME AND PRINCIPAL POSITION                         YEAR           SALARY US($)         BONUS US($)
         ---------------------------                         ----           ------------         -----------
         T.C. Leung, Chairman of the Board of                2001           100,000              61,000
             Directors and Chief Executive Officer           2000           100,000              44,000

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

         PENSION PLAN. The Company has a defined contribution pension plan for all of its employees. Under this plan, all employees are entitled to a pension benefit equal to 50% to 100% of their individual fund account balances at their dates of resignation or retirement which depends on their years of service. The Company is required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Company has no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company is responsible for the ultimate pension liabilities to those resigned or retired employees. During the years ended December 31, 2000 and 2001, the Company made total pension contributions of approximately US$97,000 and US$135,000, respectively, to this Plan.

         EMPLOYMENT AGREEMENT - T.C. LEUNG. T.C. Leung's services to the Company and Far East were provided pursuant to a personal services agreement between the Company, Far East and Shereman Enterprises Ltd., a management company (the "Employment Agreement"). The Employment Agreement terminated in March 2002, however, Mr. Leung continues to serve in those capacities while the Company negotiates an extension of his Employment Agreement. Pursuant to this Employment Agreement Mr. Leung serves as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company. The Employment Agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The Employment Agreement provides for the payment of US$100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the agreement's term with compensation past the first year to be renegotiated annually. The Employment Agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the agreement under certain circumstances. Mr. Leung's employment agreement requires the Company to provide his beneficiaries and him, respectively, with twelve months salary in the event of his death or disability and also contains provisions for payment of salary and benefits following a change of control (as defined) of the Company, the failure to reappoint him to his position, a salary reduction or the Company's failure to perform its obligation under the employment agreement. In general, under such circumstances, Mr. Leung would be entitled to a cash payment equivalent to his salary for the remaining term of his Agreement, and continued life, health and disability benefits for a period of one year.

         MANAGEMENT OPTION PLAN. The Company has authorized the issuance of Options to purchase up to an aggregate of 2,184,000 Ordinary Shares (the "Management Options") to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 for a term of ten years.

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

         Each of the following persons also received options under the Company's 2000 Officers and Directors Plan.


         NAME OF EXECUTIVE                     SHARES SUBJECT                           PER SHARE
         OFFICERS AND DIRECTORS                TO MANAGEMENT OPTIONS                    EXERCISE PRICE
         ----------------------                ---------------------                    --------------
                                                                                           (US$)

         T.C. Leung                                    1,170,000                             3.5256
                                                         546,000                             2.5641

         Alex Sham                                        59,735                             3.5256
                                                          31,200                             2.5641

         Jerry Wong                                       51,935                             3.5256
                                                          23,400                             2.5641




         NAME OF EXECUTIVE                     SHARES SUBJECT                           PER SHARE
         OFFICERS AND DIRECTORS                TO MANAGEMENT OPTIONS                    EXERCISE PRICE
         ----------------------                ---------------------                    --------------
                                                                                           (US$)

         Nancy Wong                                       44,200                             3.5256
                                                          11,700                             2.5641

         C.P. Kwan                                        35,100                             3.5256
                                                          11,700                             2.5641


         All Executive Officers and                    1,984,970                        2.5641 - 3.5256(1)
         Directors as a group
         (7 persons)

----------
(1)  Price Range.

         Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 199,030 Management Options, all of which will be exercisable at US$3.5256 per share.

         As of May 31, 2002, no Management Options have been exercised. At May 31, 2002, none of the options were "in the money," although by their terms they are exercisable.

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

         189,800 and 379,600 shares are authorized for issuance under the 2000 Employees Plan and 2000 Officers and Directors Plan, respectively.

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

         During Fiscal 2000 and in January 2002, the Company granted options to certain of its officers and directors pursuant to its 2000 Officers and Directors Plan. The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares subject to such options.


                                             SHARES SUBJECT
                                             TO 2000 OFFICERS
NAMES OF EXECUTIVE                           AND DIRECTORS                      PER SHARE
OFFICERS AND DIRECTORS                       PLAN OPTIONS                       EXERCISE PRICE
----------------------                       --------------------               --------------
                                                                                    (US$)

T.C. Leung                                          143,000                       1.2154
                                                     98,000                       1.72

Alex Sham                                            15,600                       1.2154
                                                     45,000                       1.72

Jerry Wong                                           13,000                       1.2154
                                                     25,000                       1.72

Nancy Wong                                           10,400                       1.2154
                                                     11,000                       1.72

C.P. Kwan                                             7,800                       1.2154
                                                     10,800                       1.72

All executive officers and
Directors as a group                                379,600                       1.2154 -
                                                                                  1.72(1)

----------
(1)  Price Range.

         The foregoing options will expire in August 2010.

         Pursuant to its 2000 Employees Plan, the Company has also granted options to 37 of its non-officer/director employees to purchase an aggregate of 163,800 of its Ordinary Shares exercisable at a price of US$1.2154 per share for a ten year term expiring in February 2011.

         At December 31, 2001, no options had been exercised. The Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option granted at or above fair market value. Had compensation expense for the Company's options been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income for the year ended December 31, 2001 would be approximately US$325,000. The Company's pro forma basic and diluted net income per common share would be approximately US$0.09 for the year ended December 31, 2001.

         Weighted average fair value of 2000 Stock Options granted during the year ended December 31, 2000 of US$1.43 is estimated on the date of grant using the Black-Scholes option-pricing model. Fair values of 2000 Stock Options are estimated on the date of grant using the following assumptions:


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

ITEM 6C.       BOARD PRACTICES

         The term of each of the Company's seven directors expires at the election and qualification of their successors at the next annual meeting of the Company's shareholders, anticipated to be held in August of this year. All of the Company's seven directors were elected at the Company's last annual meeting of shareholders in August 2001.

         Mr. Leung, the Company's Chief Executive Officer and the Chairman of its Board of Directors has an employment agreement with the Company, that provides him with benefits upon the termination of his employment in certain events. See Item 6B. "Compensation."

ITEM 6D.       EMPLOYEES

         The Company has approximately 92 full-time employees, including a marketing and sales staff of 44, an administrative staff of 30 and a technical support staff of 18.

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

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.       MAJOR SHAREHOLDERS

         The following table sets forth, as of June 11, 2002, certain information concerning beneficial ownership of the Company's Ordinary Shares, giving effect to the Company's repurchase of 162,215 of its Ordinary Shares, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:


                                                                 AMOUNT AND               APPROXIMATE
                                                                 NATURE OF                PERCENTAGE
                                                                 BENEFICIAL               OF ORDINARY
                                                                 OWNERSHIP                SHARES OWNED
                                                                 ---------                ------------
T.C. Leung(1)(2)............................................     3,623,236                    72.2%

Pearl Venture Ltd.(1)(2)....................................     1,468,370                    47.9%

Alex Sham(3)................................................       173,375                     5.4%

Jerry Wong(3)...............................................       124,255                     3.9%

Nancy Wong(3)...............................................        99,140                     3.2%

C.P. Kwan(3)................................................       163,909                     5.2%

Y.K. Liang(3)...............................................             0                    ____

Ho Choi Chiu(3).............................................             0                    ____

Yeung Kai Tai(4)............................................       196,563                     6.4%

All Executive Officers
And Directors of the
Company as a group
(7 persons)(3)..............................................     4,183,915                    77.1%

--------
(1) The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.
(2) Includes shares of the Company's Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those Company Ordinary Shares owned of record by Regent, of which Pearl is the majority shareholder.
(3) Gives effect to the exercise of Management Options and 2000 Officers and Directors Plan Options owned of record by such persons. See Item 6B. "Compensation."
(4) The address for Yeung Kai Tai is 37-37A Jordan Road, 4th Floor, Doubleset Commercial Centre, Kowloon, Hong Kong.

ITEM 7B.       RELATED PARTY TRANSACTIONS.

         All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2002. The related companies with which the Company has engaged in transactions are Euro Electron (Far East) Ltd. ("Euro Electron"), Eurotherm, Action Instruments (China) Ltd. ("Action") and Armtison Limited ("Armtison"). During Fiscal 2001, the Company made sales to Eurotherm of approximately US$30,000. During Fiscal 2001, the Company made purchases from Action, Armtison and Eurotherm of approximately US$7,000, US$68,000 and US$2,114,000, respectively. Additionally, during Fiscal 2001, the Company paid approximately US$46,000 to Armtison for office space rentals, and approximately US$27,000 in management fees to Eurotherm to assist in the management of some of the Company's PRC offices. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively. T.C. Leung, the Company's Chairman of the Board and Chief Executive Officer is also a director of Eurotherm. As of December 31, 2001, approximately $120,000 of other current assets represents advances to certain PRC employees of the Company. The advances are used to finance the operations of certain retail shops established in the PRC by the employees to sell the Company's products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms.

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

         The Company declared a 30% stock dividend on its Ordinary Shares with a record date of August 27, 2001. The dividend resulted in each record holder of the Company's Ordinary Shares on that date receiving three Ordinary Shares for ten Ordinary Shares held at the opening of business on the day after August 27, 2001. The anti-dilution provisions of the Warrants resulted in the holders of Warrants being entitled to purchase thirteen Ordinary Shares for each ten Warrants held with proportional adjustments being made in the exercise and redemption target prices of the Warrants.

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

         The following quotations have not been adjusted for a 20% stock dividend issued in September 1999 and the 30% stock dividend issued in August 2001.

                                 ORDINARY SHARES

         The high and low bid price quotations for the Ordinary Shares in the periods indicated are as follows:


YEARS END DECEMBER 31,                                                 HIGH             LOW
---------------------------                                            -----------------------------------
                                                                           $              $
         1997 (from March)                                               9.125          4.00
         1998                                                            6.75           2.5
         1999                                                            3.625          0.25
         2000                                                           15.00           0.031250
         2001                                                            2.790          0.781


QUARTERS ENDED                                                         HIGH             LOW
---------------------------                                            -----------------------------------
                                                                           $              $
March 31, 2000                                                          15.00           1.03125
June 30, 2000                                                            4.6875         1.00
September 30, 2000                                                       2.375          0.25
December 31, 2000                                                        1.375          0.25
March 31, 2001                                                           2.00           0.78125
June 30, 2001                                                            2.450          1.688
September 30, 2001                                                       2.790          1.00
December 31, 2001                                                        2.320          1.130
March 31, 2002                                                           1.800          1.050

PERIOD
------------------------------------
From April 1, 2002 to June 11, 2002                                      2.450          1.688


THE FOLLOWING MONTHS                                                   HIGH             LOW
---------------------------                                            -----------------------------------
December 2001                                                            1.820          1.580
January 2002                                                             1.790          1.350
February 2002                                                            1.800          1.350
March 2002                                                               1.610          1.050
April 2002                                                               1.650          1.380
May 2002                                                                 1.580          1.100

         The Ordinary Shares was held by approximately 49 holders of record as of June 11, 2002. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

                                    WARRANTS

         The high and low bid price quotations for the Warrants in the periods indicated are as follows:


YEARS END DECEMBER 31,                                                 HIGH             LOW
---------------------------                                            -----------------------------------
                                                                          $               $
         1997 (from March)                                             3.0625           0.50
         1998                                                          2.00             0.25
         1999                                                          0.812            0.0625
         2000                                                          3.71875          0.031250
         2001                                                          0.320            0.031


QUARTERS ENDED                                                                  HIGH             LOW
------------------------------------                                            -----------------------------------
                                                                                  $               $
March 31, 2000                                                                  3.75             0.125
June 30, 2000                                                                   1.00             0.03125
September 31, 2000                                                              0.59375          0.15625
December 31, 2000                                                               0.3125           0.03125
March 31, 2001                                                                  0.1875           0.03125
June 30, 2001                                                                   0.230            0.080
September 30, 2001                                                              0.320            0.100
December 31, 2001                                                               0.220            0.150
March 31, 2002                                                                  0.200            0.100

PERIOD
------------------------------------
From April 1, 2002 to June 11, 2001                                             0.140            0.100


THE FOLLOWING MONTHS                                                            HIGH             LOW
------------------------------------                                            -----------------------------------
                                                                                  $               $
December 2001                                                                   0.200            0.150
January 2002                                                                    0.200            0.150
February 2002                                                                   0.200            0.100
March 2002                                                                      0.140            0.120
April 2002                                                                      0.140            0.120
May 2002                                                                        0.140            0.100


         The Warrants were held by approximately 35 holders of record as of June 11, 2002.

         For information concerning the possible effect on the rights of the Company's Ordinary Shareholders of issuances of authorized Preferred Stock and for a description of the terms and conditions of the Company's Warrants, see
Item 10. Additional Information.

ITEM 9B.       PLAN OF DISTRIBUTION

                  NOT APPLICABLE

ITEM 9C.       SELLING SHAREHOLDERS

                  Not Applicable.

ITEM 9D.       DILUTION

                  Not Applicable.

ITEM 9E.       EXPENSES OF THE ISSUE

                  Not Applicable.

ITEM 10.       ADDITIONAL INFORMATION

ITEM 10A.      SHARE CAPITAL

         AUTHORIZED CAPITAL. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2001 there were 3,064,151 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. All of the Company's shares of capital stock have a par value of $.01 per share.

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

         WARRANTS. The Company has Warrants, to purchase an aggregate of 2,527,200 Ordinary Shares, issued in its initial public offering (the "Warrants"). Each Warrant is issued pursuant to a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as warrant agent. The following description is subject to the detailed provisions of and are qualified in their entity by reference to a Warrant Agreement, which was included as an exhibit to the Registration Statement for the Company's initial public offering.

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

         Warrant holders do not have voting or any other rights of shareholders of the Company and are not entitled to dividends, if any.

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

         Stock Dividends. The Company issued twenty (20%) and thirty (30%) percent stock dividends to holders of its Ordinary Shares in September 1999 and August 2001. Ordinary shareholders on the record dates received one share for each five Ordinary Shares held and three shares for each ten Ordinary Shares held, respectively. The issuance of the dividend shares caused certain adjustments to be made to the exercise prices, numbers of shares and, where redemption is applicable, the market price required to be maintained to "trigger" the Company's right to redeem the warrants (the "Target Price").

         Exercise prices and target prices are set forth below. All Warrants expire on March 14, 2003.


                                                                                POST-DIVIDENDS
                                                                                --------------
         A.       Maximum Number of
                  Shares Exercisable For                                        2,527,200
         B.       Per Share Exercise Price                                      US$3.5256
         C.       Target Price                                                  US$5.4487

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

ITEM 10C.      MATERIAL AGREEMENTS

         Pursuant to the Company's distribution agreement with Hach, the Company is Hach's sole representative in the PRC, Hong Kong and Macao and is authorized to supply, install and commission Hach's products and accessories. The Company's agreement with Hach expires in March 2003 unless renewed.

         T.C. Leung's services to the Company and Far East are provided pursuant to the Employment Agreement between the Company, Far East and Shereman Enterprises Ltd., a management company. The Employment Agreement, dated March 14, 1997, terminated in March 2002. Pursuant to the Employment Agreement Mr. Leung serves as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company. The Employment Agreement requires that Mr. Leung devote substantially all of his business time to the affairs of the Company and Far East. The Employment Agreement provides for the payment of US$100,000 and six percent of the Company's consolidated pre-tax income to the management company in exchange for Mr. Leung's services during the first year of the Employment Agreement's term with compensation past the first year to be renegotiated annually. The Employment Agreement contains a confidentiality provision and a covenant not to compete with the Company or Far East for a period of one year following termination of the Employment Agreement under certain circumstances. Mr. Leung and the Company are negotiating the terms of an extension of his Employment Agreement.

         Pursuant to an equity interest transfer agreement between the Company and Tamworth Industrial Ltd. ("Tamworth") and an equity interest and transfer agreement among the Company, Tamworth and Pact Asia Pacific Limited, on January 31, 2002, the Company acquired a 30% equity interest in Pact for approximately US$288,000, Pact, a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture an operation of water and waste water treatment plants in several industries situated in China.

         There are no other material contracts other than those entered into in the ordinary course of business.

ITEM 10D.      EXCHANGE CONTROLS

         There are no exchange control restrictions on payment of dividends on the Company's Ordinary Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities. British Virgin Islands laws and the Company's Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company's securities or vote the Company's Ordinary Shares. The PRC government has established a unified exchange rate system and system of exchange controls to which the Company is subject.

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

         In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited, subsidiaries of the Company, are exempt from PRC enterprise income tax of 15% for two years starting from their first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.

         The Company's effective tax rates for Fiscal 1999, Fiscal 2000 and Fiscal 2001 were 18.7%, 20.8% and 21.8%, respectively. A statutory tax rate of 16% was in effect during each of these three fiscal years. Principal adjustments to this statutory tax rate were valuation allowances of 2.7%, 5.5% and 4.9% during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

         Income taxes represent Hong Kong's current profits tax. As the Company's PRC subsidiaries were still in tax loss positions at the end of each of the last three fiscal years, no PRC enterprise income tax was provided for. The Company's PRC subsidiaries had accumulated tax losses available to offset gains in future profits, if any, of US$34,648, US$67,815 and US$103,453 for Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively.

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

ITEM 11.       QUANTITATIVE AND QUALIFICATION DISCLOSURES ABOUT MARKET RISK

         The Company's primary risk exposures arise from changes in interest rates and foreign currency exchanges rates.

         FOREIGN CURRENCY RISKS

         The Company is exposed to risk from changing foreign currency exchanges rates. The Company's sales are denominated either in HK dollar or Chinese Renminbu ("RMB"). The majority of the Company's expenses are denominated in HK dollars, followed by RMB and U.s. dollars. The Company is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, HK dollar and RMB. The Company does not currently hedge its foreign exchange positions. Any material increase in the value of the HK dollar and RMB relative to the U.S. dollar would increase the Company's expenses and therefore would have a material adverse effect on the Company's business, financial condition and results of operations. If exchange rates on such currencies were to fluctuate 10%, the Company believes that its results from operations and cash flows would not be adversely affected.

         INFLATION

         Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

         The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations since the Company's only debt is bank debt in the principal amount of $90,000 and is repayable in full in November 2002. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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


ITEM 18.       FINANCIAL STATEMENTS

         The following financial statements are filed as part of this annual report on Form 20-F

Index to consolidated financial statements

Report of Independent certified public accountants                       F-1

Consolidated income statements                                           F-2

Consolidated balance sheets                                              F-3

Consolidated cash flow statements                                       F-4-5

Consolidated statement of changes in shareholders' equity                F-6

Notes to the consolidated financial statements                          F-7-21

ITEM 19.       EXHIBITS

Lists of Exhibits

EXHIBIT NO.       DESCRIPTION

1.1               Amended and Restated Memorandum and Articles of Association
                  (1)

1.2               Amendments to Exhibit 3.1 adopted by shareholders on August
                  15, 2000 (3)

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

4.3               Agreement with Shanghai Institute of Optics Instruments (2)

4.4               Agreement with Hach Company, Inc. (2)

4.5               2000 Officers and Directors Stock Option and Incentive Plan
                  (3)

4.6               2000 Employees' Stock Option and Incentive Plan (3)

4.7 Equity Interest Transfer Agreement between Tamworth Industrial Ltd. ("Tamworth") and Registrant (4)

4.8 Equity Interest Transfer and Shareholders' Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.9 Letters to the Securities and Exchange Commission pursuant to Temporary Note 3T 60 Article 3 of Regulation S-X (5)

8.1               List of Subsidiaries (3)

----------
(1) Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.
(2) Incorporated by reference, previously filed as an Exhibit to Registrant's Report on Form 20-F for its year ended December 31, 1999.
(3) Incorporated by reference, previously filed as an Exhibit to Registrant's Report on Form 20-F for its year ended December 31, 2000.
(4) Incorporated by reference, previously filed as an Exhibit to Registrant's Report on Form 6-K filed on February 11, 2002.
(5)      Filed herewith.

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



                                         EURO TECH HOLDINGS COMPANY LIMITED
                                         ----------------------------------
                                                    (Registrant)


                                         /s/ T.C. Leung
                                         ---------------------------------------
                                         T.C. Leung,
                                         Chief Executive Officer and Chairman
                                         of the Board


Dated: June 28, 2002

               EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
            ========================================================



                       AUDITED CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2000 AND 2001

                                       AND

                       CONSOLIDATED STATEMENTS OF INCOME,

                 CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



    TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED


We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the "Company"), incorporated in the British Virgin Islands, and subsidiaries (the "Group") as of December 31, 2000 and 2001, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2000 and 2001, and the results of its operations and cash flows for the years ended December 31, 1999, 2000 and 2001 in conformity with generally accepted accounting principles in the United States of America.



/s/ Arthur Andersen & Co

CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong,
May 24, 2002.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                 (Amounts in thousands of United States dollars
                      except for share and per share data)



                                             Notes                 1999                2000               2001
                                          ----------         ----------          ----------         ----------


Net sales                                   15 & 17              13,107              15,010             19,685
Cost of goods sold                             15                (9,896)            (11,467)           (15,396)
                                                             ----------          ----------         ----------

Gross profit                                                      3,211               3,543              4,289
Selling and administrative expenses            15                (2,946)             (3,301)            (3,734)
                                                             ----------          ----------         ----------

Operating income                                                    265                 242                555
Interest income                                15                    85                 113                 66
Other income, net                            3 & 15                  67                  97                126
                                                             ----------          ----------         ----------

Income before income taxes                                          417                 452                747
Income taxes                                   4                    (78)                (94)              (163)
                                                             ----------          ----------         ----------

Net income                                                          339                 358                584
                                                             ==========          ==========         ==========

Foreign currency translation adjustment                               -                   3                (35)
                                                             ----------          ----------         ----------

Comprehensive income                                                339                 361                549
                                                             ==========          ==========         ==========

Net income per common share
    -  Basic                                                 $     0.11          $     0.11         $     0.18
                                                             ==========          ==========         ==========
    -  Diluted                                               $     0.11          $     0.11         $     0.18
                                                             ==========          ==========         ==========

Weighted average number of common
    shares outstanding
    -  Basic                                                  3,226,366           3,226,366          3,226,366
                                                             ==========          ==========         ==========
    -  Diluted                                                3,226,366           3,226,366          3,226,366
                                                             ==========          ==========         ==========


   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2000 AND 2001

                 (Amounts in thousands of United States dollars
                      except for share and per share data)



                                                                Notes                  2000               2001
                                                             ----------          ----------         ----------
ASSETS

Current assets:
   Cash and cash equivalents                                                          3,963              3,551
   Accounts receivable, net                                        5                  2,497              2,717
   Bills receivable                                                                     194                669
   Prepayments and other current assets                           15                    209                330
   Inventories                                                     6                    945              2,003
   Value-added tax recoverable                                                            -                 26
                                                                                 ----------         ----------

         Total current assets                                                         7,808              9,296

Property, plant and equipment, net                               7 & 17               2,284              2,083
                                                                                 ----------         ----------

         Total assets                                                                10,092             11,379
                                                                                 ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Long-term bank loan, current portion                           8                      94                 90
   Accounts payable                                                                   1,987              3,358
   Bills payable                                                                        857                137
   Due to related companies                                      15                     255                340
   Other payable and accrued expenses                             9                     881              1,150
   Taxation payable                                                                      48                 98
                                                                                 ----------         ----------

         Total current liabilities                                                    4,122              5,173
                                                                                 ----------         ----------

Long-term bank loan                                              8                       92                  -
                                                                                 ----------         ----------

Shareholders' equity:
   Common stock, par value $0.01 each, 20,000,000
     (2000 - 20,000,000) shares authorized;
     3,226,366 (2000 - 2,481,838) shares issued and
     outstanding                                                10                       25                 32
   Preferred stock, par value $0.01 each, 5,000,000
     (2000 - 5,000,000) shares authorized; nil (2000
     - nil) shares issued and outstanding                                               -                  -
   Additional paid-in capital                                                         2,050              2,043
   Warrants                                                     11                      172                172
   Treasury stock, at cost                                      12                      (16)              (237)
   Cumulative translation adjustments                                                     3                (32)
   Retained earnings                                                                  3,644              4,228
                                                                                 ----------         ----------

         Total shareholders' equity                                                   5,878              6,206
                                                                                 ----------         -----------

         Total liabilities and shareholders' equity                                  10,092             11,379
                                                                                 ==========         ==========


   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                 (Amounts in thousands of United States dollars)



                                                                   1999                2000               2001
                                                             ----------          ----------         ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          339                 358                584
Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment                    99                 109                201
    Gain on disposal of property, plant and
       equipment                                                      -                  (1)                 -
(Increase) decrease in assets:
    Accounts receivable                                            (100)                329               (220)
    Bills receivable                                                (38)                (25)              (475)
    Prepayments and other current assets                            (93)                 94               (121)
    Inventories                                                     (83)               (376)            (1,058)
    Value-added tax recoverable                                       -                   -                (26)
Increase (decrease) in liabilities:
    Accounts payable                                                (73)               (577)             1,371
    Bills payable                                                   389                 423               (720)
    Due to related companies                                        200                  20                 85
    Other payable and accrued expenses                              283                 311                269
    Taxation payable                                                  5                  10                 50
                                                             ----------          ----------         ----------

    Net cash provided by (used in) operating
       activities                                                   928                 675                (60)
                                                             ----------          ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                          (217)               (313)                 -
                                                             ----------          ----------         ----------


                                                                                                    (Continued)

                       EURO TECH HOLDINGS COMPANY LIMITED


                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                 (Amounts in thousands of United States dollars)




                                                                   1999                2000               2001
                                                             ----------          ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan                                    (65)                (77)               (96)
Purchase of treasury stock                                            -                 (16)              (221)
                                                             ----------          ----------         ----------

    Net cash used in financing activities                           (65)                (93)              (317)
                                                             ----------          ----------         ----------

Effect of exchange rate changes on cash and cash
    equivalents                                                       -                   3                (32)
                                                             ----------          ----------         ----------
Net (decrease) increase in cash and cash                            646                 269               (380)
   equivalents
Cash and cash equivalents, beginning of year                      3,045               3,691              3,963
                                                             ----------          ----------         ----------

Cash and cash equivalents, end of year                            3,691               3,963              3,551
                                                             ==========          ==========         ==========
Supplementary information
    Interest received                                               114                 138                 81
    Interest paid                                                    29                  25                 15
    Income taxes paid                                                82                  84                113
    Income taxes refund                                               8                   -                  -





   The accompanying notes are an integral part of these financial statements.

                       EURO TECH HOLDINGS COMPANY LIMITED


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                 (Amounts in thousands of United States dollars)



                                      Additional                           Cumulative
                             Common    paid-in                  Treasury   translation  Retained
                              stock    capital      Warrants     Stock     adjustment   earnings      Total
                          ----------- -----------  ----------  ----------  ----------  ----------  -----------
                                                                                                      $'000

Balance as of January
   1, 1999                       21       2,054          172           -           -       2,947       5,194

Net income                        -           -            -           -           -         339         339
Stock split effected
   in the form of a
   dividend                       4          (4)           -           -           -           -           -
                          ----------- -----------  ----------  ----------  ----------  ----------  -----------

Balance as of December
   31, 1999                      25       2,050          172           -           -       3,286       5,533

Net income                        -           -            -           -           -         358         358
Purchase of treasury
   stock                          -           -            -         (16)          -           -         (16)
Foreign exchange
   translation
   adjustment                     -           -            -           -           3           -           3
                          ----------- -----------  ----------  ----------  ----------  ----------  -----------

Balance as of December
   31, 2000                      25       2,050          172         (16)          3       3,644       5,878

Net income                        -           -            -           -           -         584         584
Purchase of treasury
   stock                          -           -            -        (221)          -           -        (221)
Stock split effected
   in the form of a
   dividend                       7          (7)           -           -           -           -           -
Foreign exchange
   translation
   adjustment                     -           -            -           -         (35)          -         (35)
                          ----------- -----------  ----------  ----------  ----------  ----------  -----------


Balance as of December
   31, 2001                      32       2,043          172        (237)        (32)      4,228       6,206
                          =========== ===========  ==========  ==========  ==========  ==========  ===========



















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

Details of the Company's subsidiaries are summarized as follows:


Name                                       Percentage of         Place of            Principal activities
                                         equity ownership      incorporation
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

Euro Tech (China) Limited                      100%              Hong Kong       Inactive

ChinaH2O.com Limited                           100%              Hong Kong       Internet content provider
                                                                                    and provision of
                                                                                    marketing services for
                                                                                    environmental industry
                                                                                    to group companies

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

b.       SUBSIDIARIES

         A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

c.       REVENUE RECOGNITION

         The Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101: "Revenue Recognition". SAB No. 101 requires that the four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. The Company's revenue arising from sale of goods is recognized upon delivery of goods and passage of title to customers. The Company grants discounts or allowances on merchandise and accounts for these discounts and allowances as a deduction from sales.

d.       TAXATION

         The Company accounts for income tax under the provision of Statement of Financial Accounting Standards ("SFAS") No. 109: "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

         Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for the tax effects of temporary differences between the tax and financial statements bases of assets and liabilities and for credit and loss carryforwards. To the extent that a deferred tax asset will more likely than not go unrealised, a valuation allowance is recognised.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)


g.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost less accumulated depreciation. Gains or losses on disposal are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation of property, plant and equipment is computed using the straight-line method over the assets' estimated useful lives as follows: office premises - 47 to 51 years, leasehold improvements - over terms of the leases, furniture, fixtures and office equipment - 3 to 5 years, motor vehicles - 4 years, and testing equipment - 3 years.

         The Company accounts for the impairment of long-lived assets to be held and used by recognizing impairment loss on the assets when the sum of the projected undiscounted cash flows is less than the carrying amount of the assets. Measurement of the impairment loss is based on the fair value of the assets, as determined by the discounted cash flow method. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. In the opinion of the management, no indication of impairment existed as of December 31, 2000 and 2001.

h.       OPERATING LEASES

         Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases. Rental payments under operating leases are charged to expenses on the straight-line basis over the period of the relevant leases.

i.       FOREIGN CURRENCY TRANSLATION

         The Company maintains its books and records in United States dollars. Its subsidiaries maintain their books and records either in Hong Kong dollars or Chinese Renminbi ("functional currencies"). Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates. Gain or losses from foreign currency transactions are recognized in the statements of income during the year in which they occur. Translation adjustments on subsidiaries' equity are included as cumulative translation adjustments.

j.       COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards (the "SFAS") No. 130: "Reporting Comprehensive Income," which requires the Company to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognized. The Company has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the statements of income and comprehensive income.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)


k.       EARNINGS PER COMMON SHARE

         Earnings per common share ("EPS") is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share", by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Basic and diluted EPS are the same as the exercise prices of the redeemable common share purchase warrants and stock options were higher than the average market prices of the common stock for the years ended December 31, 1999, 2000 and 2001.

l.       STOCK-BASED COMPENSATION

         The Company accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25: "Accounting for Stock Issued to Employees". Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds the exercise price on the date of grant. Also, the Company has adopted the disclosure-only requirement of SFAS No. 123:
         "Accounting of Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro-forma net income and pro-forma earnings per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 had been applied to these transactions.

m.       USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

n.       FINANCIAL INSTRUMENTS

         The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable and due to related companies approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term bank loan approximates its fair value based upon rates available to the Company for borrowings with similar terms and maturities.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)


o.       NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141: "Business combinations" and SFAS No. 142 : "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's financial statements. SFAS No. 142 requires, among other provisions, companies to assess the possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statement's criteria. The Company is required to and will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 is not expected to have a material impact on the Company's financial statements.

         In August 2001, FASB issued SFAS No. 143: "Accounting for Asset Retirement Obligations". This Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company is required to and will adopt SFAS No. 143 on January 1, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

         In October 2001, FASB issued SFAS No. 144: "Accounting for Impairment or Disposal of Long-Lived Assets". The Statement supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and modifies APB Opinion No. 30, : "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events". For long-lived assets to be held and used, the Statement retains the requirements of SFAS No. 121, whereby an impairment loss is recognized if the carrying value of the assets is not recoverable from its undiscounted cash flows and an impairment loss is measured as the difference between fair values and carrying values of the asset. The new Statement requires long-lived assets to be disposed of other than by sale be considered held and used until it is disposed of. The Statement also broadens the scope of APB Opinion 30 provisions for the presentation of discontinued operations separately from continuing operations to include a component of an entity that either has been disposed of or is classified as held for sale. In addition, discontinued operations are no longer measured on a net realizable value basis, and expected future operating losses must be reflected in the periods incurred, rather than at the measurement date as previously required by APB Opinion No. 30. The Company is required to and will adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)


o.       NEW STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS  (Cont'd)


         In April 2002, FASB issued SFAS No. 145: "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement is required to be adopted by the Company beginning on January 1, 2003. The Company is in the process of evaluating the effect of the adoption of this standard on the consolidated results of operations, financial position and cash flows, if any.


3.       OTHER INCOME, NET

                                                      1999                  2000                  2001
                                               -------------------   -------------------   -------------------
                                                     $'000                 $'000                 $'000

Gain on disposal of property, plant and
    equipment                                                  -                     1                     -
Exchange gain, net                                            23                    56                    80
Service fee income                                             -                     6                     -
Rental income                                                 44                    34                    46
                                               -------------------   -------------------   -------------------

                                                              67                    97                   126
                                               ===================   ===================   ===================



4.       INCOME TAXES

The Company is exempt from taxation in the British Virgin Islands.

Far East, Euro Tech (China) Limited and ChinaH2O.com Limited provide for Hong Kong profits tax at a rate of 16% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited, subsidiaries of the Company, are exempt from the PRC enterprise income tax of 15% for two years starting from their first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.

---------------------

The reconciliations of the Hong Kong statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:


                                                      1999                  2000                  2001
                                               -------------------   -------------------   -------------------
                                                     $'000                 $'000                 $'000

Statutory tax rate                                       16.0%                 16.0%                 16.0%
Valuation allowances                                      2.7%                  5.5%                  4.9%
Others                                                    -                    (0.7%)                 0.9%
                                               -------------------   -------------------   -------------------

Effective tax rate                                       18.7%                 20.8%                 21.8%
                                               ===================   ===================   ===================


Income taxes represent current Hong Kong profits tax. No PRC enterprise income tax was provided for the years ended December 31, 1999, 2000 and 2001 as the PRC subsidiaries were still in tax loss positions. The accumulated tax losses of the PRC subsidiaries available to offset again future profit were $34,648, $67,815 and $103,453, respectively for the years ended December 31, 1999, 2000 and 2001.

The components of deferred tax assets are as follows:


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Deferred tax assets arising from PRC tax losses                                     25                     53

Less: Valuation allowances                                                         (25)                   (53)
                                                                     -------------------    ------------------

Net deferred tax assets                                                              -                      -
                                                                     ===================    ==================



5.       ACCOUNTS RECEIVABLE


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Trade receivables                                                                 2,543                 2,756
Less: Allowance for doubtful debts                                                 (46)                  (39)
                                                                     -------------------    ------------------

                                                                                  2,497                 2,717
                                                                     ===================    ==================


6.       INVENTORIES


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Raw materials                                                                        32                    18
Finished goods                                                                      913                 1,985
                                                                     -------------------    ------------------

                                                                                    945                 2,003
                                                                     ===================    ==================



7.       PROPERTY, PLANT AND EQUIPMENT


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Office premises                                                                   2,271                 2,271
Leasehold improvements                                                               46                    46
Furniture, fixtures and office equipment                                            389                   388
Motor vehicles                                                                      126                   126
Testing equipment                                                                    51                    52
                                                                     -------------------    ------------------

                                                                                  2,883                 2,883

Less: Accumulated depreciation                                                    (599)                 (800)
                                                                     -------------------    ------------------

                                                                                  2,284                 2,083
                                                                     ===================    ==================


As of December 31, 2000 and 2001, office premises with net book values of $1,066,000 and $1,033,000, respectively, were pledged to secure certain banking facilities of the Group (see Note 8).

8.       LONG-TERM BANK LOAN

Long-term bank loan is secured by certain of the Group's office premises, bears interest at the best lending rate offered by the Group's bank plus 1.75% per annum and matures at various dates before December 2002. Future maturities of long-term bank loan are as follows:


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Within one year                                                                     94                     90
During the second year                                                              92                      -
                                                                     -------------------    ------------------

                                                                                   186                     90
                                                                     ===================    ==================


As of December 31, 2001, the Group had various banking facilities available from financial institutions amounting to approximately $3,761,000 (2000 - $4,496,000), of which approximately $2,952,000 (2000 - $3,033,000) remained unused.



9.       OTHER PAYABLE AND ACCRUED EXPENSES

Other payable and accrued expenses mainly represent deposits received from customers and accurals for operating expenses.



10.      COMMON STOCK

In September 1999, the Company effected a two-for-ten stock split effected in the form of a dividend, resulting in an increase of approximately 413,000 shares of common stock of $0.01 each.

In August 2001, the Company effected a three-for-ten stock split effected in the form of a dividend, resulting in an increase of approximately 745,000 shares of common stock of $0.01 each.

The effects of the above two-for-ten and three-for-ten stock splits effected in the form of a dividend have been reflected retroactively in the financial statements and all earnings per share computations.

11.      WARRANTS

A total of 2,620,800 warrants were issued in 1997, which comprised 1,076,400 public warrants, 1,450,800 private warrants and 93,600 underwriting warrants issued under the Company's warrants plan.

Each public and private warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price of $3.52 during the period from March 14, 1998 to March 14, 2003. Each underwriter warrant entitles the holder thereof to acquire one share of the Company's common stock at the exercise price of $5.29 during the period from March 14, 1998 to March 14, 2002. If the closing bid price of the Company's common stocks is above $5.4487 for twenty consecutive days, the Company has the right to redeem the warrants at the price of $0.10 each. For the year ended December 31, 1999, 2000 and 2001, no warrants were exercised.



12.      TREASURY STOCK

The Company authorized a stock buyback program in December 2000 pursuant to which up to 162,500 shares, not to exceed $281,250 in value, of the Company's common stock could be purchased in the open market from time to time as market and business conditions warrant. During the years ended December 31, 2000 and 2001, the Company repurchased a total of 17,355 and 144,860 shares of common stock for a consideration of approximately $16,000 and $221,000, respectively. There was no reissuance of treasury stock during the years ended December 31, 2000 and 2001.



13.      STOCK OPTIONS

A total of 2,184,000 shares of common stock have been reserved for issuance under the Company's management options plan (the "Management Options"). The Management Options provides for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 2,073,240 shares of common stock. The exercise price of the options granted is $2.56 per share for 624,000 of such options and $3.53 per share for the remaining 1,449,240. During the year ended December 31, 2000, 17,160 options with the exercise price of $3.53 were cancelled. During the same year, the Company has further granted 115,570 options under the Management Options with the exercise price of $3.53 per share to its officers, directors and employees, which allow them to purchase up to 115,570 shares of common stock. The options vested for a period of one year and expired in March 2007. For the year ended December 31, 2001, no Management Options were granted or exercised.

During the year ended December 31, 2000, a total of 569,400 shares of common stock have been reserved for issuance under the Company's 2000 Stock Option Plan (the "2000 Stock Options"). The 2000 Stock Options provides for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 353,600 shares of common stock. The exercise price of all options granted is $1.22 per share. The options vest within a six-month to one-year period and will be expired in August 2010. During the year ended December 31, 2001, no option under 2000 Stock Options were granted or exercised.

Changes in outstanding options under various plans mentioned above were as follows:


                                      1999                      2000                          2001
                           --------------------------  --------------------------   --------------------------
                                           Weighted                    Weighted                     Weighted
                                           average                     average                      average
                            Number of      exercise     Number of      exercise      Number of      exercise
                             options        price        options        price         options        price
                           ------------  ------------  ------------  ------------   ------------  ------------
                                              $                           $                            $

Outstanding,  beginning      2,073,240          3.24
   of year                                                2,073,240         3.24       2,525,250         2.97
Granted                              -             -        469,170         1.79               -            -
Exercised                            -             -             -             -               -            -
Cancelled                            -             -        (17,160)      (3.53)               -            -
                           ------------  ------------  ------------  ------------   ------------  ------------

Outstanding, end of          2,073,240          3.24
   year                                                   2,525,250         2.97       2,525,250         2.97
                           ============  ============  ============  ============   ============  ============

Exercisable, end of          2,073,240          3.24
   year                                                   2,171,650         3.25       2,525,250         2.97
                           ============  ============  ============  ============   ============  ============


As of December 31, 2001, the options outstanding and exercisable had exercise price in the range of $1.22 to $3.53 and a weighted average unexpired life of approximately 7.58 years

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options and the 2000 Stock Options have exercise prices at or above fair market value of the underlying stock at the date of grant. Had compensation expense for the Company's stock-based compensation plan been recognized based on fair value of the options on the grant date in accordance with SFAS No. 123, the Company's pro forma net income and earnings per common share would have been as follows:



                                                          1999                 2000                 2001
                                                    ----------------     ----------------     ----------------
                                                         $'000                $'000                $'000

Pro forma net income                                            339                  102                  325
                                                    ================     ================     ================

Reported net income                                             339                  358                  584
                                                    ================     ================     ================

Pro forma earnings per common share
    -  Basic                                        $          0.11      $          0.03      $          0.09
    -  Diluted                                      $          0.11      $          0.03      $          0.09
                                                    ================     ================     ================

Reported earnings per common share
    -  Basic                                        $          0.11      $          0.11      $          0.18
    -  Diluted                                      $          0.11      $          0.11      $          0.18
                                                    ================     ================     ================


Weighted average fair value of Management Options and 2000 Stock Options granted during the year ended December 31, 2000 of $1.43 is estimated on the date of grant using the Black-Scholes option-pricing model. Fair values of Management Options and 2000 Stock Options are estimated on the date of grant using the following assumptions:

                                                            1999              2000                  2001
                                                    ----------------     ----------------     ----------------

Risk-free interest rate                                           -           6.1%                          -
Expected dividend yield                                           -            0%                           -
Expected option life                                              -          7 years                        -
Expected stock price volatility                                   -           127%                          -


The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model may not necessarily provide a realiable measure of the fair value of the stock options.


14.      PENSION PLAN


Prior to December 1, 2000, the Group had a defined contribution pension plan for all its Hong Kong employees. Under this plan, all employees were entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group. The Group was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company. The Group had no future obligations for the pension payment or any post-retirement benefits beyond the annual contributions made. The independent fund management company was responsible for the ultimate pension liabilities to those resigned or retired employees.

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee, by the Hong Kong Government on December 1, 2000, each of the Group and its employees makes monthly contributions to the scheme at 5% of the employee's cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Group and its employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The Group and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributes approximately 7% (1999 and 2000 - 7%) of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 1999, 2000 and 2001, the aggregate contributions of the Group to the aforementioned retirement benefit schemes were approximately $124,000, $97,000 and $135,000, respectively.

15.      RELATED PARTY TRANSACTIONS

a.       The transactions with related parties are summarized as follows:

                                                      1999                  2000                  2001
                                               -------------------   -------------------   -------------------
                                                     $'000                 $'000                 $'000

Sale of goods to Eurotherm Limited                            33                    26                    30

Purchase of goods from
    -  Armtison Limited                                       38                    72                    68
    -  Actions Instruments (China) Limited                     7                     8                     7
    -  Eurotherm Limited                                     850                   845                 2,114

Interest income on trade receivables earned
    from Armtison Limited                                     10                    10                    10

Interest income from advances to employees                     -                     -                     1

Rental income for office premises earned
    from Eurotherm Limited                                    36                    34                    34

Rental expense for office premises charged
    by Armtison Limited                                       46                    46                    46

Management fee charged by Eurotherm Limited                   23                    29                    27
                                               ===================   ===================   ===================


b.       Details of amounts due to related companies are as follows:


                                                                            2000                   2001
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

Armtison Limited                                                                    11                      7
Actions Instruments (China) Limited                                                  1                      2
Eurotherm Limited                                                                  243                    331
                                                                     -------------------    ------------------

                                                                                   255                    340
                                                                     ===================    ==================


The amount due to related companies are trade in nature, unsecured, non-interest bearing and are repayable in 2002.

c. As of December 31, 2001, approximately $120,000 of other current assets represented advances to certain PRC employees of the Company. The advances are used to finance the operations of certain retail shops established in PRC by the employees to market the Company's products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms.

Armtison Limited and Actions Instruments (China) Limited are beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors. Mr. T. C. Leung is also a director of Eurotherm Limited.

16.      OPERATING LEASE COMMITMENTS


The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 1999, 2000 and 2001 were approximately $206,000, $191,000 and $201,000, respectively. Future minimum rental payments as of December 31, 2001 and 2002, under agreements classified as operating leases with non-cancellable terms, are as follows:

                                                                          2 0 0 0                2 0 0 1
                                                                     -------------------    ------------------
                                                                           $'000                  $'000

2001                                                                                57                      -
2002                                                                                 -                    136
                                                                     -------------------    ------------------

Total minimum lease payments                                                        57                    136
                                                                     ===================    ==================




17.      SEGMENT INFORMATION

a.       NET SALES

         Geographical analysis of net sales is as follows:



                                                    1999                   2000                  2001
                                             -------------------   --------------------   -------------------
                                                   $'000                  $'000                 $'000


        Hong Kong                                        3,801                 4,503                  5,119
        The PRC                                          8,913                10,207                 14,173
        Others                                             393                   300                    393
                                             -------------------   --------------------   -------------------

                                                        13,107                15,010                 19,685
                                             ===================   ====================   ===================



b.       LONG-LIVED ASSETS *

         Geographical analysis of long-lived assets is as follows:


                                                                         2000               2001
                                                                   --------------------   -------------------
                                                                          $'000                 $'000

        Hong Kong                                                              1,385                  1,230
        The PRC                                                                  899                    853
                                                                   --------------------   -------------------

                                                                               2,284                  2,083
                                                                   ====================   ===================


         *  Long-lived assets represent property, plant and equipment, net.

c.       MAJOR SUPPLIERS

         Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:



                                                    1999                   2000                  2001
                                             -------------------   --------------------   -------------------
                                                   $'000                  $'000                 $'000

        Wallace & Tiernan Pacific Pty.
            Ltd.                                            8%                   7%                      5%
        Hach Company Inc.                                  20%                  23%                     22%
        Hioki E.E. Corp.                                   11%                  12%                     11%
        ThermoQuest Corporation                             5%                   7%                      9%
                                             ===================   ====================   ===================



         Some of the purchase agreements signed with the Group's suppliers are memorialized and are not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreements, and therefore may be unenforceable.



18.      SUBSEQUENT EVENTS

         a. During the year ended December 31, 2001, Far East entered into two agreements with Tamworth Industrial Ltd., an independent third party, to acquire 30% equity interests in Yixing Pact Environmental Technology Co., Ltd., a wholly foreign-owned enterprise incorporated in the PRC, and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands, for a total consideration of $288,000. The acquisitions were completed on January 30, 2002. These associated companies are principally engaged in design, manufacture and operation of water and waste water treatment machinery and equipment in China.

b. In March 2002, the Company established another stock option plan, 2002 Employees' Stock Option and Incentive Plan (the "2002 Stock Options"), which provides for the grant of options to its officers, directors and employees in such numbers and to such persons as the Company's Chairman of the Board of Directors and Chief Executive Officer may direct. A total of 140,000 shares of common stock of the Company have been reserved for issuance under the 2002 Stock Options at an exercise price not less than the fair market value of the common stock at the time such options are granted.

c. In January 2002, the Company granted options to certain of its officers and directors pursuant to the 2000 Stock Options, which allow them to purchase up to 189,800 shares of common stock at a price of $1.72 per share. The options vest for a period of 6 month and are expiring in August 2010.