Form 20-F
period 2002-12-31
EURO TECH HOLDINGS CO LTD
filed 2003-06-27
CIK 1026662

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, $.01 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,064,151 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒             No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐       Item 18   ☒

i

ii

INTRODUCTION

In this Form 20-F, reference to “us”, “we”, the “Company” and “EuroTech” are to EuroTech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

Forward Looking Statements

This annual report contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the “Commission”) or otherwise. Such forward looking statements are within the meaning of that term in Section 21E of the Exchange Act of 1934. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Annual Report, including those contained in the sections entitled Part I, Item 3D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and the notes to the Company’s Consolidated Financial Statements, describe factors, among others, that could contribute to or cause such differences.

iii

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

Colorimeter:	An analytical instrument that measures substance concentration by color intensity when the substance reacts to a chemical reagent.

Flow Injection Analyzer:	An analytical instrument with a special sampling system that uses a continuous stream of reagent(s) into which fluid samples are injected.

pH Controller:	A process instrument that measures and controls the acidity or alkalinity of a fluid.

Reagent:	A chemical substance used to cause a chemical reaction and detect another substance.

Mass Spectrometer:	An analytical instrument that separates and identifies chemical constituents according to their mass-to-charge ratios and is used to identify organic compounds.

Multi-Channel Digital Recorder:	A device that measures and records more than one input of a digitized signal (signal in the form of pulses).

Multi-Channel and Analogue
Recorder:	A device that measures and records more than one input of a signal in multi-voltage or milliampere (e.g. temperature in degrees Centigrade or degrees Fahrenheit).

Process Analyzer:	An analyzer that continuously samples, monitors and measures fluids or gases.

Process Turbidimeter:	An analytical instrument that continually measures the clarity of water based on light scattering or deflection.

Programmable Logic Controller:	A device used to automate the monitoring and control of an industrial plant.

SCADA:	Supervisory Control and Data Acquisition. An industrial device used to monitor and control an industrial plant’s status and provide facilities to record the progress of a machine or project.

Telemetry:	The science and technology of automatic measurement and transmission of data by wire, radio or other means from remote sources.

Total Organic Carbon Analyzer:	An analytical instrument that measures organic contamination in water.

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

The selected consolidated income statement data for years ended December 31, 2002, 2001 and 2000, and the selected consolidated balance sheet data as of December 31, 2002 and 2001 set forth below are derived from audited consolidated financial statements of the Company and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 1999 and 1998 and the selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	As of December 31,
	2002	2001	2000	1999	1998
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	3,173	3,551	3,963	3,691	3,045
Working capital(1)	4,363	4,123	3,686	3,632	3,493
Total assets	12,716	11,379	10,092	9,637	8,559
Short-term debt(2)	0	90	94	85	68
Long-term bank loans	0	0	92	178	260
Net assets	6,714	6,206	5,878	5,533	5,194

(1)                                  Current assets minus current liabilities.

(2)                                  Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	For the Year Ended December 31,
	2002	2001	2000	1999	1998
	US$	US$	US$	US$	US$
Income Statement Data:

Revenue	23,497	19,685	15,010	13,107	12,757
Cost of revenue	(18,735)	(15,396)	(11,467)	(9,896)	(9,662)

Gross profit	4,762	4,289	3,543	3,211	3,095

Selling and Administrative Expenses	(4,173)	(3,734)	(3,301)	(2,946)	(2,924)
Operating income	589	555	242	265	171

Interest Income	18	66	113	85	86
Other income, net	9	126	97	67	69
Income before taxes	616	747	452	417	326

Income taxes	(123)	(163)	(94)	(78)	(71)
Share of equity in net income of affiliates	7	—	—	—	—
Net income	500	584	358	339	255

Net income per Ordinary Share
Basic	0.15	0.18	0.11	0.11	0.08
Diluted	0.15	0.18	0.11	0.11	0.08
Weighted average Number of Ordinary Shares Outstanding	3,226,366	3,226,366	3,226,366	3,226,366	3,226,366

Currency exchange rates as of the date of this Report are:

US$1 = HK $7.8

US$1 = RMB 8.3

Item 3B.                         Capitalization and Indebtedness

Not applicable.

Item 3C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3D.                         Risk Factors

You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward Looking Statements.”

Certain Risks Relating to Doing Business in Hong Kong and the People’s Republic of China (“PRC”).

PRC Sovereignty Over
Hong Kong Still Developing	•	The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (an “SAR”; Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

•

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the ”Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. China’s political system and policies are not practiced in Hong Kong. Under this principle of “one country, two systems”, Hong Kong maintains a legal system that is based on common law and is different from that of China. There is an open question whether Hong Kong’s future prosperity in its role as a gateway to China after China’s recent accession to the Word Trade Organization, introducing a market liberalization in China, will be diminished. The Company does not believe that the transfer of sovereignty over Hong Kong has had an adverse impact on its financial and operating environment.

•

The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See “ – Economic Instability; Currency Exchange Rate.”

•

There can be no assurance that these past or any prospective future changes in political, economic or commercial conditions in Hong Kong and China will not result in a material adverse affect upon the Company.

Economic Instability;
Currency Exchange Rate	•

Most economies in the Far East are suffering from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight from financial institutions.

•

Issuer stock valuations also dropped sharply from a 1997 high on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hang Seng Index was 16,673.27. On June 13, 2003, that index stood at 9,855.64. There can be no assurance that these problems will not continue to abate or worsen or that recovery will continue in the near future in which event the Company may likely be materially adversely affected.

Economy May
Be Unstable	•

Unlike many other countries’ economies, the PRC government’s economic philosophy is based upon a “planned” economy model as opposed to a “free enterprise” or “capitalist” model with moderate government regulation which is the typical model in most developed, Western nations. For more than forty years, the PRC economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, “State Plans”) adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets.

•

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

•

The success of the Company’s activities in the PRC depends on the Company’s continued ability to overcome circumstances specifically affecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment.

Economic Reforms May
Not Continue or Impact
Positively On The
Company; Changing
Business Environment	•

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. The PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

	•	The Company’s results at times may also be adversely affected by:

		•	changes in political, economic and social conditions in the PRC;
		•	by changes in government policies such as changes in laws and regulations (or their interpretation);
		•	the introduction of additional measures to control inflation;
		•	changes in the rate or method of taxation;
		•	imposition of additional restrictions on currency conversion remittances abroad;
		•	reduction in tariff protection and other import restrictions;
		•	a return to the more centrally-planned economy that existed previously.

The Spread of SARS May
Have a Negative Impact on
Our Business	•

There has been a recent outbreak of Severe Acute Respiratory Syndrome (SARS) in Hong Kong, Beijing, Guangzhou and elsewhere in Southern China. Our executive offices and warehouse are located in Hong Kong and we have regional sales offices in Beijing and Guangzhou. This outbreak is being investigated by the World Health Organization, among other health agencies. To date, we are not aware of any of our employees having contracted this illness and have no cessation of operations due to our employees being suspected of SARS infection. We have instructed our employees to minimize business travel and have distributed respiratory masks to our employees. Although we believe that the spread of SARS may have a near term impact on our operations with business travel and customer purchases being postponed or delayed but not eliminated, we are continually trying to keep abreast of the situation, but at this time, it is difficult to precisely quantify the future impact of SARS on our business. The SARS outbreak could result in quarantines or closures to some of our facilities if our employees are infected with SARS and ongoing SARS concerns, particularly its effects on person-to-person contacts and travel, could negatively impact our customers and our business and operating results.

Uneven Economic
Growth	•

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely affect political or social stability.

PRC Inflation	•

The PRC has recently experienced substantial rates of inflation, although inflation has declined in the most recent years. The PRC government’s measures to restrain inflation have had a significant adverse impact on the Company in the past and more measures in this regard or other actions by the PRC government could materially and adversely affect the Company, its business and results of operations. See – “Adverse Impact upon Company of PRC’s Credit Restrictions.”

Regional Economic
Problems	•

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

Uncertain Legal System
and Application of Laws	•

The legislative trend in the PRC over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance that this will continue. In addition, as the PRC economy, business and commercial framework and legal system all continue to develop, that development may adversely affect the Company’s activities in the PRC or the ability of the Company to enter into Sino-foreign agreements.

PRC Legal System
Business Laws Developing	•

The PRC does not yet possess a comprehensive body of business law or a consolidated body of laws governing foreign investment enterprises. As a result, the enforcement, interpretation and implementation of existing laws, regulations or agreements may be sporadic, inconsistent and subject to considerable discretion. The PRC’s judiciary has not had sufficient opportunity to gain experience in enforcing laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As the legal system develops, entities such as the Company may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. Even when adequate law exists in the PRC, it may not be possible to obtain speedy and equitable enforcement of the law.

Government Currency
Controls	•

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of its currency, Renminbi (“Rmb”) into foreign exchange and through restrictions on foreign imports. The conversion of Rmb into Hong Kong and United States Dollars (“U.S. Dollars”) must be based on rates set by the People’s Bank of China (“PBOC”), which rates are set daily based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets.

•

Although the Rmb to U.S. dollar exchange rate has generally been stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the Rmb, there can be no assurance that exchange rates will not again become volatile or that the Rmb will not devalue further against the U.S. dollar or Hong Kong dollar. Exchange rate fluctuations may adversely affect the Company because of foreign currency denominated liabilities, and may materially adversely affect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

Turbulent Relations
with the United States
of America (“United
States”)	•

Differences between the United States and PRC governments on some political issues continue occasionally to color the relationship. These occasional controversies could materially and adversely affect our business and operations. Political or trade friction between the two countries could also materially and adversely affect the market price of our Ordinary Shares, whether or not they adversely affect our business.

Certain Risks Relating to Company’s Business.

We May Make Acquisitions
Without Your Approval	•

Although we endeavor to evaluate the risks inherent in any particular acquisition, there can be no assurance that we will properly or accurately ascertain all such risks. We will have virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates and in deciding if they should be acquired for cash, equity or debt, and in what combination of cash, equity and/or debt.

We will not seek stockholder approval for any acquisitions unless required by applicable law and regulations. Our stockholders will not have an opportunity to review financial and other information on acquisition candidates prior to consummation of any acquisitions under almost all circumstances.

Investors will be relying upon our management, upon whose judgment the investor must depend, with only limited information concerning management’s specific intentions.

There can be no assurance that the Company will locate any such additional acquisition candidate, successfully complete such additional acquisition, or any acquisition will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company or that the Company will not lose its entire investment in any acquisition candidate.

Past Investments
in Real Estate	•

The Company has from time to time invested in real estate in Hong Kong. Although the Company has derived past profits from some of its investments in Hong Kong real estate, there can be no assurance that the Company will ever derive a profit from any future investments in Hong Kong realty. As a result of the recent transfer of sovereignty over Hong Kong from the United Kingdom to China, any investment in Hong Kong realty will be subject to the risks arising from that transfer, including but not limited to the possible appropriation of realty by the Chinese government. In addition, in Mid-1998 the Government of Hong Kong froze public land sales and dispositions of property through April 1999 in order to stabilize Hong Kong property values which had substantially declined from their peak in 1997. See Item 5. “Operating and Financial Review and Prospects.”

Dependence
upon Management	•

The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company’s Board of Directors and its Chief Executive Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. Although the Company is the beneficiary of a “Key Person” life insurance policy in the amount of US$1,000,000 on the life of Mr. Leung, there can be no assurance that such coverage will be sufficient to compensate the Company for the loss of the services of Mr. Leung. See Item 6. “Directors, Senior Management and Employees.”

Adverse Impact upon
Company of PRC’s
Credit Restrictions	•

The Company faces competition from other distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and the PRC. Competition may cause purchaser demands for price reductions and reduced profit margin.

Competition with Vendors	•

As the Company plans to assemble products of the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See Item 4. “Information on the Company.”

Dependence on Vendors;
Lack of Long
Term Agreements	•

The Company distributes supplies manufactured by a number of vendors, including Hach Company, Inc. (“Hach”), Hioki E.E. Corp. (“Hioki”), Eurotherm, Ltd. (“Eurotherm”), Wallace & Tiernan Pacific Pty. Ltd. (“Wallace”), Lachat Instruments Inc. (“Lachat”) and ThermoQuest Corporation (“ThermoQuest”), which are the Company’s largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macao, its agreements with each of Wallace and ThermoQuest are terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors.

Risks Relating to the Company Itself.

Control by T.C. Leung Poten-
tial Conflict of Interests	•

T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer, as a practical matter, is able to nominate and cause the election of all the members of the Company’s Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See Item 7. “Major Shareholders and Related Party Transactions” and Item 6. “Directors, Senior Management and Employees.”

Certain Legal Consequences
of Incorporation
in the British Virgin
Islands; Rights of Share-
holders Not as Extensive
as in U.S. Corporations	•

Principles of British Virgin Islands (“BVI”) corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States.

•

The rights of shareholders under British Virgin Islands law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. United States shareholder action must be taken in good faith and actions by controlling shareholders in a United States jurisdiction and executive compensation which are obviously unreasonable may be declared null and void.

•

The BVI law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. The shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the Company’s Board of Directors, and may have more limited rights, than they might have as shareholders of a company incorporated in many United States jurisdictions.

Anti-takeover Provisions	•

The Company has 5,000,000 shares of “blank check preferred stock” authorized. The “blank check preferred stock” is intended to strengthen the Company’s ability to resist an unsolicited takeover bid and may be deemed to have an anti-takeover effect. The Board of Directors has the right to fix the rights, terms and preferences at the time of issue of “blank check preferred stock” without further action by our shareholders.

Uncertainty of
Enforcing United
States Judgments	•

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

•

All of the Company’s directors and executive officers reside outside of the United States, service of process upon the Company and such persons may be difficult to effect in the United States upon all such directors and officers.

•

All of the Company’s assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States’ courts arising out of or based on the ownership of the securities offered hereby, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See “– Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in U.S. Corporations” and “– Uncertainty of Enforcing U.S. Judgments.”

Being a Foreign Private
Issuer Exempts Us From
Certain Securities and
Exchange Commission (“SEC”)
and National Association of
Securities Dealers Automated
Quotation System (“NASDAQ”)
Requirements •

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

	•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

	•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

	•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, because the Company is a foreign private issuer, certain of the corporate governance standards of the NASDAQ that are applied to United States companies listed on that exchange may not be applied to us. Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our Securities Must
Continue To Meet Qualitative
And Quantitative Listing
Maintenance Criteria
For The NASDAQ SmallCap
Market	•

Our securities are quoted and traded on the NASDAQ SmallCap Market. There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on the NASDAQ SmallCap Market. That criteria, which undergoes periodic NASDAQ review, include, among other things, at least:

		•	US$35,000,000 in market capitalization, US$2,500,000 in stockholders’ equity or US$500,000 in net income in an issuer’s last fiscal year or two of its last three fiscal years;

		•	a US$1.00 minimum bid price;

		•	two market makers;

		•	300 round lot shareholders; and

		•	500,000 shares publicly held (excluding officers, directors and persons owning 10% or more of the Company’s issued and outstanding shares) with US$1,000,000 in market value.

If we are unable to meet the continued quotation criteria of the NASDAQ SmallCap Market and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Will Also Be Required To Meet Anticipated NASDAQ Corporate Governance Criteria.”

We Will Also Be Required
To Meet Anticipated
NASDAQ Corporate
Governance Criteria	•	Although the NASDAQ SmallCap Market has always had certain corporate governance criteria for the listing and continued quotation of an issuer’s securities, NASDAQ has proposed, and we believe the SEC is likely to approve, substantially expanded issuer corporate governance criteria for the issuers of those securities quoted on the NASDAQ SmallCap Market. Although, in the past, we have been able to satisfy NASDAQ’s SmallCap Market corporate governance criteria, the new proposed criteria is substantially more difficult to comply with. The new proposed criteria include, among other things:

•

an increase in the degree of independence of members of the board of directors with a majority of board members to be independent, and these independent directors are to, among other things: (i) hold regular meetings among themselves only and (ii) approve related party transactions, all with a strict definition of an independent director;

•	an enhancement of independent director responsibility, with, among other things, the responsibility to approve: (i) director nominations and (ii) executive officer compensation;

•	an empowerment of audit committees of boards of directors with, among other things: (i) sole authority to hire and fire auditors and (ii) authority to hire their own experts when appropriate;

•	establishment of a code of conduct addressing conflicts of interest and compliance with laws; and

•	a limit on payments to independent directors and their family members (other than for services on the board of directors).

We believe that these proposed corporate governance requirements, including the expanded powers and responsibilities of independent directors and a stricter definition of an independent director will make it more difficult to find independent directors for our Board of Directors. Increased competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees, can be anticipated. We believe that compliance with NASDAQ’s proposed corporate governance requirements will be difficult and will increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities prove to be an added financial burden. If NASDAQ’s corporate governance rules are adopted and we are unable to attract a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ.

The Market Price Of Our
Securities Has Declined
Substantially Since Our
Initial Public Offering	•

On June 18, 2003, the closing price for our Ordinary Shares was US$1.44, as reported by the NASDAQ SmallCap Market on that date. In addition to the diminution of market value, continued market price declines could result in the delisting of our securities from the NASDAQ SmallCap Market.

There Are Risks In
Purchasing Low-Priced
Securities	•

If our securities were to be suspended or delisted from the NASDAQ SmallCap Market, they could be subject to rules under the Securities Exchange Act of 1934 (“Exchange Act”) which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors” (for example, individuals with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 or US$300,000 together with their spouses). For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities.

The SEC has enacted rules that define a “penny stock” to be any equity security that has a price (as therein defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions, including securities listed on the NASDAQ SmallCap Market or on designated exchanges. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure statement prepared by the SEC relating to the penny stock market. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading. In the event our securities are no longer listed on the NASDAQ SmallCap Market or are not otherwise exempt from the provisions of the SEC’s “penny stock” rules, such rules may also affect the ability of broker-dealers and investors to sell our securities.

There Is No Assurance Of A
Continued Public Market
For Our Securities	•	There can be no assurance that a trading market for our Ordinary Shares will be sustained.

ITEM 4.                             INFORMATION ON THE COMPANY

Item 4A.                         History and Development of the Company

The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Ltd., a Hong Kong corporation (“Far East”). The Company successfully completed a public offering (“Public Offering”) from which the Company received net proceeds of approximately US$1,817,000, in March 1997. Pursuant to and concurrent with the Public Offering, the Company acquired all the issued and outstanding capital stock of Far East, and thereafter Far East became a wholly-owned subsidiary and the primary operational tool of the Company. Far East was established in 1971 and has been in continuous operation since that time. See Item 5. “Operating and Financial Review and Prospects.” Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and waste water.

Prior to its incorporation, the businesses of the Company were engaged in by Far East, which in 1997 was acquired by, and is now a wholly-owned subsidiary of the Company. Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company, Eurotherm Ltd., to market and distribute its parent company’s industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980’s, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent’s products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company’s Chairman of the Board of Directors and Chief Executive Officer. Far East thereafter changed its name from Eurotherm (Far East) Ltd. to its current name. See Item 7. “Major Shareholders and Related Party Transactions.”

The Company used portions of the net proceeds of the Public Offering to (a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment (approximately US$250,000),

(b) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC (approximately US$200,000), (c) purchase equipment (approximately US$189,000), (d) establish a subsidiary to develop and operate a B2B website (approximately US$331,000), (e) repurchase securities from the underwriter of the Company’s Public Offering (approximately US$105,000), (f) pay expenses incurred in seeking acquisition candidates and hiring an agent in the United States (approximately US$170,000), (g) repurchase its own Ordinary Shares in the open market (approximately US$237,000), and (h) acquire a 30% equity interest in Pact Asia Pacific Limited and Yixing Pact Environmental Technology Company Limited (“Pact”) (approximately US$335,000).

Item 4B.                         Business Overview

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies. The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. The Company distributes products to more than 500 regular customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, China’s National Environmental Protection Agency, a joint venture between the China Great Wall Industry I/E Corp. and Austria’s Aqua Engineering to construct one of Beijing’s water treatment plants, and to subdistributors located in Hong Kong, the PRC and Macao. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Hach, Hioki, Eurotherm, Wallace, Lachat and ThermoQuest, which are the Company’s largest suppliers, with purchases from them accounting for approximately 19%, 15%, 15%, 7%, 6% and 5%, respectively, of the Company’s sales during its fiscal year ended December 31, 2002 (“Fiscal 2002”) and 22%, 11%, 14%, 5%, 4% and 9%, respectively, of the Company’s sales during the Company’s fiscal year ended December 31, 2001 (“Fiscal 2001”).

The Company distributes products through its Hong Kong headquarters, its representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang and Wuhan, and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macao.

The Company believes that the continuing growth of industrial activity in particular, and overall business activity in general, in the PRC over the last five years has produced a strong and increasing demand for its products in the PRC. The Company further believes that in the near future the need and demand for the products it distributes will grow as a result of increased regulations governing the environment and industrial pollution output, projected growing demands of the PRC’s population for clean water and a healthier and safer environment, and the potential for the contamination or depletion of existing clean fresh water sources.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remained only a distributor of such products. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may realize higher revenues and net income.

On January 31, 2002, the Company acquired a 30% equity interest in Pact for approximately US$288,000, related expenses (legal and accounting) in connection with this acquisition approximated US$47,000. Pact is a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. The Company believes that Pact’s business is complementary to the Company’s business as the Company continues to focus on sales and marketing of products of others. The Company believes that by aligning itself with an engineering firm, such as Pact, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, the Company anticipates that by securing an equity stake in Pact, its ability to become a supplier to Pact is enhanced. It took the Company approximately ten months to complete the acquisition of an equity stake in Pact. The Company continues to seek to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields.

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

Laboratory and portable instruments generally consist of analytical instruments including but not limited to the following: spectrophotometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See “Glossary.”

The Company also distributes continuous-reading process analyzers, process turbidimeters, pH controllers and analyzer accessories. These products are generally used to monitor and control drinking water quality to ensure that water treatment procedures comply with regulatory standards. See “Glossary.”

Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments and general purpose laboratory instruments. Analytical instruments include, but are not limited to, mass spectrometers, flow injector analyzers and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States softdrink producer, which are located in the PRC; total organic carbon analyzers to the People’s Liberation Army (the PRC armed forces), water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and to well known United States and European beer producers bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler  and the People’s Liberation Army do not account for a significant portion of our sales.

Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong’s Victoria Harbor, more than ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), and the Beijing Environmental Monitoring Centre. The Company is also one of two distributors supplying continuous water monitoring systems to Beijing’s Hydrology Station.

The Company derived approximately 58.7%, 56.1% and 55.2% of its revenues from the sale of Scientific Instruments during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

Process Control and Engineering Products. The Company provides process control systems specifically designed for the industrial needs of clients including sensors, temperature gauges, pressure gauges, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, moisture, power, energy and harmonic analyzers. Chlorination disinfection systems are also distributed by Far East in conjunction with water treatment, sewage discharge and swimming pool water treatment. Customers for the foregoing distributed products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants and instrument manufacturers. For example, the Company distributes Chlorination disinfection systems to Hong Kong’s new Chek Lap Kok airport and its environs.

The Company derived approximately 18.6%, 17.7% and 21.0% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

Other Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies.

The Company derived approximately 11.9%, 11.5% and 13.4% of its revenues from the sale of these Other Products during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

Special Projects and Technical Support. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, industrial plants and beverage producers. The Company derived approximately 9.5%, 13.2% and 7.8% of its revenue from its Special Project Operation during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively. This revenue was derived primarily from sales of products.

The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.3%, 1.5% and 2.6% of its revenues from Technical Support Operation during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

Customers. At the end of Fiscal 2002, the Company had more than 500 regular customers, including sub-distributors, located in Hong Kong, the PRC and Macao. During Fiscal 2002, no single customer accounted for more than 5% of the Company’s revenues, and the Company does not believe that any single customer or sub-distributor is material to its operations.

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

Our perceived advantage of the analyzer is that samples under its testing protocols are measured by three different wavelengths simultaneously thus giving more accurate readings against one fixed wavelength used by most of our potential competitors’ products.

Although a small number of this product have been sold, there can be no assurance that the analyzer will become a commercially viable product.

Sources of Supply

The Company has exclusivity agreements covering specific geographic areas with many of its suppliers for certain products. Such agreements do not encompass all products distributed by the Company and all market areas served by the Company.

The Company distributes products manufactured by a number of vendors, including Hach, Hioki, Eurotherm, Wallace, Lachat and ThermoQuest, which are the Company’s primary suppliers, with purchases from them accounting for approximately 19%, 15%, 15%, 7%, 6% and 5%, respectively of the Company’s revenue during Fiscal 2002 and 22%, 11%, 14%, 5%, 4% and 9%, respectively, of the Company’s revenue during Fiscal 2001. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products, including Wallace and ThermoQuest. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. The Company’s agreement with ThermoQuest for most products does not include the PRC, while the Company’s agreement with Wallace is limited to Hong Kong. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach’s non-exclusive representative in the PRC, Hong Kong and Macao authorized to supply, install and commission Hach’s products and accessories. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macao. The Company’s agreements with Wallace and ThermoQuest are terminable by either party on thirty days notice prior to their respective renewal dates. The Company’s agreement with Hach is terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: (1) development of manufacturing and engineering operations as part of its core business through (a) the development of and assembly of more of the Company’s own environment-related equipment (see “ – Product Assembly Operations”), (b) the expansion of its process engineering business through its own environmental engineering department and cooperation with Pact, and (c) potential acquisitions of manufacturing plants and engineering companies for proposed product-assembly operations; and (2) the development of a strategic retail network to serve China (see “ – Sales and Marketing”).

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC has experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to the Company, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. SEPA has recently identified 100,000 enterprises as new major pollution sources and the number of monitoring stations for industrial firms increased to 230,000 during 2001. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. Despite this anticipated growth in monitoring stations, there can be no assurance that the agencies will continue to use the Company’s products for these purposes, that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “ – Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has begun to implement plans to assemble products of the kind that it presently distributes (see “ – Product Assembly Operations”). Should an assembly operation be developed to the stage where products are presented to the market, the Company may be in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company’s core business.

During Fiscal 2002, Fiscal 2001 and Fiscal 2000, the Company’s gross profit margins were approximately 20.3%, 21.8% and 23.6%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation.

B2B Website

B2B website. In or about March 2000, the Company established Chinah2o.com.Ltd., a Hong Kong corporation. Through Chinah2o.com Ltd., the Company launched a bilingual Business-to-Business (“B2B”) internet platform in August 2000. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities.  The business and other activities generated by Chinah2o.com, Ltd. have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited, plans to assemble certain products which the Company currently distributes, including certain water-related testing, monitoring and treatment equipment. The manufacturing plant moved to a larger facility in 2003 under a two-year lease expiring in April 2005 and has commenced assembly operations for water and waste water test instruments. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors. The Infrared Photometric Oil Analyzer, together with the two types of specialized reagents have been the best customer accepted products from this plant. This plant also manufactures multi-function reactor, spectrophotometer, reagents for chemical oxygen demand and chlorine and silica measurement.

In June 2003, the Company entered into an agreement with O.I. Corporation (“O.I.”) permitting the Company to assemble O.I.’s Total Organic Carbon Analyzer (“TOC”) at the Company’s manufacturing facility. The Company believes that O.I.’s TOC is more advanced than the products currently sold by the Company and that by assembling O.I.’s TOC, it may be able to increase its market share for advanced analytical equipment at more competitive prices than it is now offering. Also, the Company anticipates that this agreement will trigger closer cooperation with its vendors to develop other products. Although the Company had entered into assembly agreements for products with other vendors, this agreement is a departure from past practice because, for the first time, the Company is assembling advanced analytical equipment for one of our vendors as opposed to “lower tech” analytical equipment.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang and Wuhan. The Company has a marketing and sales force of 54 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2002 and Fiscal 2001.

In April of 2001, a “pilot” shop in Shanghai was established to sell inventoried water and other electronics testing equipment to potential customers. This was followed by a second shop in Beijing in the last quarter of 2001 and five more shops thereafter. The Company has found the seven existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while  “off the shelf” sales are made which move its inventory more easily. All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of its competitors. As foreign entities are not generally permitted to own these facilities, these  seven shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans of approximately US$372,000 bearing a nominal rate of interest. The shops do not have any financing from other sources. There can be no assurances that; these shops will prove to be economically viable, the Company will not sustain losses in connection with the loans to the shops; the shops will result in any significant revenues or profits to the Company. Also, similar shops may be established by its competitors and/or third parties. These shops were opened on the following dates:

Shanghai	April 2001
Beijing	October 2001
Chongqing	March 2002
Guangzhou	June 2002
Xi´An	July 2002
Wuhan	November 2002
Shenyang	December 2002

Item 4C.                         Organizational Structure

The Company presently wholly-owns Euro Tech (Far East) Limited (“Far East”) which, in turn, wholly owns the following corporations:

•                                          Euro Tech Trading (Shanghai) Limited –a People’s Republic of China corporation

•                                          Euro Tech (China) Limited –a Hong Kong corporation

•                                          Chinah2o.com Limited –a Hong Kong corporation

•                                          Shanghai Euro Tech Limited –a People’s Republic of China corporation

The Company’s wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

Item 4D.                         Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease from June 2003 to May 2005 for monthly rental payments of approximately US$7,050. The warehouse storage space is used to hold products for distribution to its customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square foot of space in a building in Hong Kong. The Company financed the purchase and, as of December 31, 2002, had paid in full the mortgage for this property. This property is now used as Chinah2o.com Ltd.’s office.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Wuhan and Shenyang. The Beijing and Shanghai sales offices are owned by the Company. The Beijing and Shanghai sales offices are situated on Company owned property. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$2,290 per month.

Euro Tech Trading (Shanghai) Ltd.’s office is rented pursuant to a lease from May 2003 to June 2004 for monthly rental payments of approximately US$230. Shanghai Euro Tech Ltd.’s premises are rented pursuant to a lease from May 2003 to April 2005 for monthly rental payments of approximately US$3,400.

The Company’s registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 494-5296.

ITEM 5.                             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.                         Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2000	68%	29%
2001	72%	26%
2002	71%	29%

Sales to customers situated in Macao and elsewhere in Fiscal 2000 through Fiscal 2002 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See Item 3D. “Key Information – Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, “State Plans”) adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. See Item 3D. “Key Information – Risk Factors.”

Results from Operations

The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The following table presents selected statement of operations data expressed in thousand US$ and as a percentage of revenue for the Company’s Fiscal 2002, Fiscal 2001, Fiscal 2000, Fiscal 1999 and Fiscal 1998 years.

	Year Ended December 31,
	2002		2001		2000
Revenue	23,497	100.0%	19,685	100.0%	15,010	100.0%
Cost of revenue	18,735	79.7%	15,396	78.2%	11,467	76.4%
Gross Profit	4,762	20.3%	4,289	21.8%	3,453	23.6%
Selling and administrative expenses	4,173	17.8%	3,734	19.0%	3,301	22.0%
Income before income taxes	616	2.6%	747	3.8%	452	3.0%
Income taxes	123	0.5%	163	0.8%	94	0.6%
Share of equity in net income of affiliates	7	0.0%	0	0.0%	0	0.0%
Net income	500	2.1%	584	3.0%	358	2.4%

	Year Ended December 31,
	1999		1998
Revenue	13,107	100.0%	12,757	100.0%
Cost of revenue	9,896	75.5%	9,662	75.7%
Gross Profit	3,211	24.5%	3,095	24.3%
Selling and administrative expenses	2,946	22.5%	2,924	22.9%
Income before income taxes	417	3.2%	326	2.6%
Income taxes	78	0.6%	71	0.6%
Share of equity in net income of affiliates	0	0.0%	0	0.0%
Net income	339	2.6%	255	2.0%

Results of Operations

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$3,812,000 or 20.5% to approximately US$23,497,000 in Fiscal 2002 from approximately US$19,685,000 in the Company’s year ended December 31, 2001 (“Fiscal 2001”). The increase was primarily due to the diversification and strengthening of the Company’s distribution network and increase in PRC import business.

Gross profits increased by approximately US$473,000 or 11.0% to approximately US$4,762,000 for Fiscal 2002 as compared to approximately US$4,289,000 for Fiscal 2001. This increase was attributable to the revenue increase in Fiscal 2002. During Fiscal 2002, the Company’s cost of revenue was approximately US$18,735,000, or 79.7% of revenue, in comparison to approximately US$15,396,000, or 78.2% of revenue for Fiscal 2001. Cost of revenue expressed as a percentage of revenue increased by 1.5% in Fiscal 2002 as compared with Fiscal 2001. The gross profit margin percentage decrease and the percentage increase in cost of revenue were attributed to the fact that the Company had reduced the selling prices of some products by approximately 5% to 11% to compete with other companies, including other non-exclusive distributors of the Company’s principal vendors, and the Company had an increase in import business of approximately US$2,800,000, which have a lower profit margin, during Fiscal 2002.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$4,173,000 in Fiscal 2002, an increase of approximately US$439,000 or 12.0% from approximately US$3,734,000 in Fiscal 2001. The increase was primarily due to the general increase in expenses directly related to the increase in revenues which included a larger sales force, and an increase in expenses for the expansion of the manufacturing operations. However, measured as a percentage of revenue, selling and administrative expenses actually declined by 1.2% from 19% in Fiscal 2001 to 17.8% in Fiscal 2002.

Interest Income. Net interest income decreased by approximately US$48,000 or 72.7% to approximately US$18,000 in Fiscal 2002 from approximately US$66,000 for Fiscal 2001. Interest income decreased by approximately US$59,000 or 72.8% to approximately US$22,000 in Fiscal 2002 from approximately US$81,000 in Fiscal 2001. The decrease was primarily due to the general decline in the interest rates for bank deposits during the year. Interest expense decreased by approximately US$11,000 or 73.3% to approximately US$4,000 in Fiscal 2002 from approximately US$15,000 for Fiscal 2001. The decrease was a result of the Company’s reduced utilization of credit facilities under its banking arrangements, the general decline in interest rates and the pay down of its outstanding debt.

Other Income. Other income decreased by approximately US$117,000 or 92.9% to approximately US$9,000 in Fiscal 2002 from approximately US$126,000 in Fiscal 2001. The decrease in other income was principally due to an exchange loss of approximately US$53,000 for Fiscal 2002 as a result of the weakening of US$ compared with the exchange gain of US$80,000 for Fiscal 2001.

Provision for Profit Tax. Provisions for taxes decreased by US$40,000 to approximately US$123,000 in Fiscal 2002 from approximately US$163,000 in Fiscal 2001. The decrease was primarily due to the utilization of an accumulated tax loss brought forward. The decrease in effective tax rate from 21.8% in Fiscal 2001 to 19.7% in Fiscal 2002 was primarily due to the decrease of the valuation allowances.

Net Income. Income from continuing operations decreased by approximately US$84,000 or 14.4% to approximately US$500,000 in Fiscal 2002 from approximately US$584,000 in Fiscal 2001. The increase in revenue resulted in increases in gross margin and operating profit. However, the exchange loss and decrease in interest income exceeded the increase in operating income resulting in a decrease in net income for the year.

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$4,675,000 or 31.1% to approximately US$19,685,000 in Fiscal 2001 from approximately US$15,010,000 in the Company’s year ended December 31, 2000 (“Fiscal 2000”). The increase was primarily due to the diversification and strengthening of the Company’s distribution network.

Gross profits increased by approximately US$746,000 or 21.1% to approximately US$4,289,000 for Fiscal 2001 as compared to approximately US$3,543,000 for Fiscal 2000. This increase was attributable to the revenue increase in Fiscal 2001. During Fiscal 2001, the Company’s cost of revenue was approximately US$15,396,000, or 78.2% of revenue, in comparison to approximately US$11,467,000, or 76.4% of revenue for Fiscal 2000. Cost of revenue expressed as a percentage of revenue increased by 1.8% in Fiscal 2001 as compared with Fiscal 2000. The gross profit margin decrease and the percentage increase in cost of revenue were attributed to the fact that the Company had reduced the selling prices to compete with other companies during Fiscal 2001.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$3,734,000 in Fiscal 2001, an increase of approximately US$433,000 or 13.1% from approximately US$3,301,000 in Fiscal 2000. The increase was primarily due to the general increase in expenses related to the increase in revenue. However, measured as a percentage of revenue, selling and administrative expenses actually declined by 3% from 22% in Fiscal 2000 to 19% in Fiscal 2001.

Interest Income. Net interest income decreased by approximately US$47,000 or 41.6% to approximately US$66,000 in Fiscal 2001 from approximately US$113,000 for Fiscal 2000. Interest income decreased by approximately US$57,000 or 41.3% to approximately US$81,000 in Fiscal 2001 from approximately US$138,000 in Fiscal 2000. The decrease was primarily due to the general decrease in the interest rate from bank deposits during the year. Interest expense decreased by approximately US$10,000 or 40.0% to approximately US$15,000 in Fiscal 2001 from approximately US$25,000 for Fiscal 2000. The decrease was a result of the Company’s reduced utilization of credit facilities under its banking arrangements.

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

Net Income. Income from continuing operations increased by approximately US$226,000 or 63.1% to approximately US$584,000 in Fiscal 2001 from approximately US$358,000 in Fiscal 2000. The increase in net income was primarily due to the increase in revenue and the increase in the gross margin.

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$1,903,000 or 14.5% to approximately US$15,010,000 in Fiscal 2000 from approximately US$13,107,000 in the Company’s year ended December 31, 1999 (“Fiscal 1999”). The increase was primarily due to improvement of the economy in the PRC.

Gross profits increased by approximately US$332,000 or 10.3% to approximately US$3,543,000 for Fiscal 2000 as compared to approximately US$3,211,000 for Fiscal 1999. This increase was attributable to the revenue increase in Fiscal 2000. During Fiscal 2000, the Company’s cost of revenue was approximately US$11,467,000, or 76.4% of revenue, in comparison to approximately US$9,896,000 or 75.5% of revenue for Fiscal 1999. Cost of revenue expressed as a percentage of revenue increased by 0.9% in Fiscal 2000 as compared with Fiscal 1999. The gross profit margin decreased and the percentage increase in cost of revenue were attributed to the fact that the Company had less engineering assignments during Fiscal 2000.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$3,301,000 in Fiscal 2000, an increase of approximately US$355,000 or 12.1% from approximately US$2,946,000 in Fiscal 1999. The increase was primarily due to (i) the general increase in expenses related to the increase in revenue, and (ii) additional expenses for the two new subsidiary companies, i.e. Shanghai Euro Tech Limited and Chinah2o.com Limited.

Interest Income. Net interest income increased by approximately US$28,000 or 32.9% to approximately US$113,000 in Fiscal 2000 from approximately US$85,000 for Fiscal 1999. Interest income increased by approximately US$24,000 or 21.1% to approximately US$138,000 in Fiscal 2000 from approximately US$114,000 in Fiscal 1999. The increase was primarily due to the general increase in the interest rate from bank deposits and increase in bank deposits during the year. Interest expense decreased by approximately US$4,000 or 13.8% to approximately US$25,000 in Fiscal 2000 from approximately US$29,000 for Fiscal 1999. The decrease was a result of the Company’s reduced utilization of credit facilities under its banking arrangements.

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

Net Income. Net income increased by approximately US$19,000 or 5.6% to approximately US$358,000 in Fiscal 2000 from approximately US$339,000 in Fiscal 1999. The increase in net income was primarily due to the increase in revenue and the increase in the gross margin. However, the increase in net income was substantially offset by the operating loss of some newly set up subsidiaries.

Item 5B.                         Liquidity and Capital Resources

The Company has primarily used its cash to fund accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, under bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2002 and Fiscal 2001 was approximately US$4,363,000 and US$4,123,000, respectively.

The Company generated net cash of approximately US$675,000 from operating activities in Fiscal 2000, on net income of approximately US$358,000 in Fiscal 2000. From its net income in Fiscal 2001 of approximately US$584,000, the Company used approximately US$60,000 in net cash in its operating activities. The Company generated net cash of approximately US$89,000 from operating activities on net income of approximately US$530,000 in Fiscal 2002. At the end of Fiscal 2002, Fiscal 2001 and Fiscal 2000, the Company’s accounts receivable were approximately US$4,376,000, US$2,717,000 and US$2,497,000, respectively.

The Company used approximately US$416,000, US$0 and US$313,000 for investing activities in Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively. The Company used approximately US$81,000 to purchase facilities and equipment and used approximately US$335,000 to acquire a 30% equity interest in Pact in Fiscal 2002.

The Company used US$90,000, US$317,000 and US$93,000 in Fiscal 2002, Fiscal 2001 and Fiscal 2000 for financing activities, respectively. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,320,000. While the Company’s bank has made available approximately US$615,000 of such facilities to a supplier of the Company for the Company’s future purchase commitments, the Company had not utilized any portion of this facility as of December 31, 2002. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not to create a charge or lien on its other assets in favor of other parties without such bank’s consent, and the Company maintaining a certain level of net worth. The Company also had a bank loan from the Hong Kong and Shanghai Banking Corporation to finance the purchase of its properties which was fully repaid by December 2002.

Cash decreased from approximately US$3,551,000 at the end of Fiscal 2001 to approximately US$3,173,000 at the end of Fiscal 2002. The principal reasons for the decrease in cash were (i) cash used in the acquisition of a 30% equity interest in Pact; and (ii) an increase in accounts receivable. The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or engineering company in Hong Kong and/or the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable increased from approximately US$2,717,000 at December 31, 2001 to approximately US$4,376,000 at December 31, 2002. The increase is attributed to (i) an approximate 20% increase in sales (particularly near the end of Fiscal 2002, with an approximate 38.5% increase in sales during December 2002 as compared to December 2001); (ii) a decrease of approximately US$267,000 in bills receivable; (iii) an increase in credit sales to end users as a result of the Company’s efforts to reduce its dependency on sub-distributors; and (iv) increased sales of systems which had been made mainly under credit arrangements during Fiscal 2002.

The Company’s inventory declined from approximately US$2,003,000 at the end of Fiscal 2001 to approximately US$1,964,000 at the end of Fiscal 2002. The lower inventory level at the end of Fiscal 2002 was principally due to an increase in inventory deliveries to customers before the end of Fiscal 2002.

The Company’s capital expenditures were approximately US$81,000 in Fiscal 2002. Capital expenditures during Fiscal 2002 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. A source of funds for these capital expenditures included net proceeds from the Public Offering. The Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

Inflation

The annual rate of inflation in the PRC has declined significantly in recent years. In calendar years 2000, 2001 and 2002, the rates of inflation (deflation) were approximately 0.4%, 0.7% and (0.8%), respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

Share Repurchase Program

In December 2000, the Company approved a program to repurchase up to 162,500 shares of its issued and outstanding stock by December 31, 2001. 162,215 of the Company’s Ordinary Shares were re-purchased by the Company under this program at a total cost of approximately US$237,000 to the Company.

Critical Accounting Policies

Revenue Recognition

Pursuant to revenue recognition criteria set forth in Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101: “Revenue Recognition”, the Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. For certain products where installation is necessary, revenue is recognized upon completion of installation.

Inventory Valuation

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

Deferred Taxes

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes and tax bases of assets and liabilities in each of the jurisdictions in which it operates. This process involves the Company estimating its current tax exposure together with assessing temporary differences resulting from its differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is more unlikely than likely, it must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the statement of operations.

New Statements of Financial Accounting Standards

In June 2001, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, which allowed recognition at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No.148, “Accounting for Stock-Based Compensation - Transition and Disclosure” which amends SFAS No.123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No.123. The transition guidance and annual disclosure provisions are effective for fiscal years ending after December 15, 2003. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement will not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of this statement.

In November 2002, the FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor’s disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.  The Company does not believe that  this interpretation will have a material  effect, if any, on the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”, (“EITF 00-21”) effective for arrangements entered into after June 15, 2003. EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes. The adoption of this consensus is not anticipated to have a material effect on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”.  FIN 46 requires that certain variable interest entities, or VIE’s, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both.  An entity is subject to FIN 46 and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity.  FIN 46 is effective immediately for all new VIE’s created or acquired after January 31, 2003.  For VIE’s created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  Based on the Company’s analysis of this interpretation it is possible that the retail shops established in the PRC may be subject to the provisions of FIN 46.  The Company’s maximum exposure to loss as a result of its involvement with these shops is equal to the advances to these entities as of December 31, 2002 of approximately US$292,000.

Item 5C.                         Research and Development, Patents and Licenses

During Fiscal 2002, Fiscal 2001 and Fiscal 2000, the Company expensed approximately US$10,000, US$20,000 and US$40,000, respectively, on the development of an Infrared Photometric Oil Analyzer pursuant to its agreement with the Shanghai Institute Optics Instrument. See Item 4B. “Business Overview.” It is anticipated that an additional US$150,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2003.

Item 5D.                         Trend Information

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.                         Off Balance Sheet Arrangements

Not applicable.

Item 5F.                         Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	US$85,000	US$85,000	—	—	—

Total Contractual Cash Obligations	US$85,000	US$85,000	—	—	—

ITEM 6.                             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.                         Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	59	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	44	Director and Chief Financial Officer

Nancy Wong	54	Director

Name	Age	Position

C.P. Kwan	44	Director

Alex Sham	39	Director

Y.K. Liang	73	Director

Ho Choi Chiu	71	Director

Wang Xu Hong	36	Director

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

Nancy Wong has been a Director of the Company since its inception and a Director of Far East, and its Personnel Manager, since 1994. Ms. Wong has been with Far East since 1971. Ms. Wong is also Far East’s Chief Representative in China. During the last several years, Ms. Wong has played a pivotal role in Far East’s business expansion in China. Ms. Wong received a Bachelor of Science degree in Business Administration from the University of East Asia, Macao in 1989.

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

Y.K. Liang has been a director of the Company since February 1998. Mr. Liang is a director of Wong Liang Consultants Ltd. (“Consultants”) and a member of the certified public accounting firm of Y.K. Liang & Co. (“LCO”). Mr. Liang has been associated with both Consultants and LCO for more than the past five years. Consultants is a general business consulting firm.

Ho Choi Chiu has been a director of the Company since October 2000. Mr. Ho is a certified public accountant, is a senior partner in the accounting firm of C.C. Ho & Company, a firm that he has been associated with for more than the past five years.

Wang Xu Hong has been a director of the Company since August 2002. Mr. Wang is the East China sales manager of Euro Tech (Far East) Limited, a wholly-owned subsidiary of the Company, since mid 1994. From mid 1997 until joining Euro Tech, he was employed as a Research Associate and Lecturer at the Analysis and Research Center of Shanghai’s Tongji University. Wang Xu Hong received Bachelor’s and Master’s degrees in Science from Fudan University in 1984 and 1988, respectively.

Directors of the Company serve until the next annual meeting of shareholders of the Company and until their successors are elected and duly qualified. Officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

None of the Company’s directors, officers or beneficial owners of ten percent or more of its Common Stock are required to file any reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

The Company had three meetings of its Board of Directors during Fiscal 2002.

The Company has not had any directors resign or decline to stand for re-election at any time during or since December 31, 1998. However, at the Company’s 2000 annual meeting, the Company’s shareholders did not re-elect one director.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of any of the foregoing.

Item 6B.                         Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East for services rendered in all capacities to the Company and Far East during Fiscal 2002, Fiscal 2001 and Fiscal 2000 to the Chairman of the Board and Chief Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)

T.C. Leung, Chairman of the Board of	2002	100,000	45,000
Directors and Chief Executive Officer	2001	100,000	61,000
	2000	100,000	44,000

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

Pension Plan. Prior to December 1, 2000, the Company had only one defined contribution pension plan for all its Hong Kong employees. Under this plan, all employees were entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by the Company, depending on their years of service with the Company. The Company was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, each of the Company and its employees who joined the Company subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Company and its employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The Company and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in Mainland China.  The Company contributes approximately 7% (2000 and 2001 - 7%) of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2002, 2001 and 2000, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$131,000, US$135,000 and US$97,000, respectively.

T.C. Leung. T.C. Leung’s services to the Company and Far East were provided pursuant to a personal services agreement between the Company, Far East and Shereman Enterprises Ltd. (“Shereman”), a management company (the “Employment Agreement”). The Employment Agreement terminated in March 2002, however, Mr. Leung continues to serve in those capacities while the Company negotiates this matter. Since July 2002, Mr. Leung has been paid directly, instead of the Company making payments to Shereman. Mr. Leung serves as the Chairman of the Board of Directors and Chief Executive Officer of Far East and the Company.

Management Option Plan. The Company has authorized the issuance of Options to purchase up to an aggregate of 2,184,000 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and will expire on March 14, 2007.

The exercise price and the number of Ordinary Shares purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares excluding certain issuances of shares. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to US$.05.

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

Each of the following persons also received options under the Company’s 2000 and 2002 Officers and Directors Plans.

Name of Executive Officers and Directors	Shares Subject To Management Options	Per Share Exercise Price
		(US$)

T.C. Leung	1,170,000	3.5256
	546,000	2.5641

Alex Sham	59,735	3.5256
	31,200	2.5641

Jerry Wong	51,935	3.5256
	23,400	2.5641

Nancy Wong	44,200	3.5256
	11,700	2.5641

C.P. Kwan	35,100	3.5256
	11,700	2.5641

Wang Xu Hong	10,140	3.5256

All Executive Officers and Directors as a group (8 persons)	1,995,110	2.5641 -3.5256	(1)

(1)    Price range.

Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 163,410 Management Options, all of which will be exercisable at US$3.5256 per share.

As of May 31, 2003, no Management Options have been exercised. At May 31, 2003, none of the options were “in the money,” although by their terms they are exercisable.

Company Option Plans. The Company’s 2000 Officers and Directors Plan and 2002 Officers and Directors Plan (collectively referred to as the “Officers Plans”) provide for the grant of options to acquire Ordinary Shares to the Company’s executive officers and directors and persons holding the same positions with the Company’s subsidiaries. The 2000 Employees Plan and 2002 Employees Plan (collectively referred to as the “Employees Plan”) provides for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries. All four plans are collectively referred to as the “Plans”.

392,800 and 779,600 shares are authorized for issuance under the Employees Plan and the Officers Plans, respectively.

The Board of Directors or a committee (the “Committee”) appointed by the Board of Directors administers the Plans. The Board of Directors or the Committee has the authority to interpret the Plans, prescribe, amend and rescind rules and regulations relating to them, determine the terms and provisions of options granted under the Plans (which need not be identical), and make other determinations as it deems necessary and advisable for the administration of the Plans. The Board of Directors or the Committee also has the authority to delegate decisions with respect to Options granted to key employees under the Employees Plan who are not elected officers or directors of the Company or its subsidiaries and to delegate decisions with respect to key employees to the Chief Executive Officer.

Any decision by the Committee or the Chief Executive Officer to grant an award under the Plans is subject to ratification by the Board of Directors of the Company. The Board is also to ratify any decision that affects the terms or conditions of options awarded to elected officers or directors of the Company or its subsidiaries.

In the event that the Ordinary Shares of the Company are subdivided or consolidated as a result of a reorganization, stock split, payment of a stock dividend, reverse stock split or other change in the Company’s capitalization, the Committee or the Board of Directors has the authority to make appropriate adjustments in the Ordinary Shares available for issuance under the Plans, the number of shares subject to options that may have been or may be awarded to any participant in any 12 month period, the price, number of Ordinary Shares or kind of securities subject to outstanding options, or the terms of such options in order to prevent dilution or enlargement of rights under the options. In addition, the Board may also change the kind of securities available for grant under the Plans to reflect any such corporate changes.

The Committee or the Chief Executive Officer has the discretion to determine which employees constitute key employees to whom options will be awarded under the Employees Plan.

The Committee or Chief Executive Officer, as the case may be, determines the number of Ordinary Shares subject to options to be granted.

The purchase price per share of the Ordinary Shares to be paid upon the exercise of the option must be at least 100% of the fair market value of an Ordinary Shares on the date on which the option was granted. Under the Plans, if the Ordinary Shares are principally traded on a national securities exchange or the Nasdaq Stock Market’s National Market or Small Cap Market at the time of grant, the Company is required to use, as fair market value, the average of the closing prices of the Ordinary Shares for the ten consecutive trading days immediately before the date of grant. If the Ordinary Shares are traded on a national securities exchange or the Nasdaq Stock Market’s National Market or Small Cap Market, but no closing prices are reported for such ten-day period, or if the Ordinary Shares are principally traded in the over-the-counter market, the Company is required to use, as fair market value, the average of the mean between the bid and asked prices reported for the Company’s Ordinary Shares at the close of trading during such ten-day period before the date of grant. If the Ordinary Shares are traded neither on a national securities exchange, the Nasdaq Stock Market’s National Market, Small Cap Market nor in the over-the-counter market or if bid and asked prices are otherwise not available, the fair market value of the Ordinary Shares on the date of grant will be determined in good faith by the Committee or the Board of Directors, as the case may be.

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

Payment of Exercise Price for Options. Under the Plans, payment for shares purchased upon exercise of an option may be made by any of the following methods, subject to certain requirements: (1) in cash, paid by either the optionholder or a broker to whom the optionee has tendered the option; (2) in Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option; (3) by any other medium of payment that the Board, Committee or the Chief Executive Officer, as applicable, has authorized at the time of grant (other than the withholding of shares issuable upon the exercise of options); or (4) by any combination of the preceding methods.

Transfer Of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

•                                          the spouse or lineal descendant of a plan participant;

•                                          the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

•                                          a partnership of which a plan participant and lineal descendants are the only partners; or

•                                          a charitable organization.

These assignments are only permitted if the assigning optionee does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

The Company indemnifies the members of any Committee and its delegates and the Chief Executive Officer against (1) reasonable expenses incurred in connection with the defense of any action, suit or proceeding to which they may be a party by reason of any action taken or failure to act in connection with the Plans, and (2) all amounts paid by them in settlement of or satisfaction of a judgment entered in any such action, suit or proceeding, except in cases where such a person is adjudged liable for gross negligence or gross misconduct in the performance of his or her duties.

The Board may terminate, suspend, or amend the Plans at any time without the authorization of shareholders to the extent allowed by law or the rules of any market on which the Company’s shares are then listed or quoted.

During Fiscal 2000 and in January 2002, the Company granted options to certain of its officers and directors pursuant to the 2000 Officers and Directors Plan and, in November 2002, options were granted to certain of its officers and directors pursuant to the 2002 Officers and Directors Plan. The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares subject to such options.

Names of Executive Officers and Directors	Shares Subject To the Officers Plans Options		Per Share Exercise Price
			(US$)
T.C. Leung	270,000	(1)	1.23
	143,000	(2)	1.2154
	98,000	(2)	1.72

Alex Sham	40,000	(1)	1.23
	15,600	(2)	1.2154
	45,000	(2)	1.72

Jerry Wong	30,000	(1)	1.23
	13,000	(2)	1.2154
	25,000	(2)	1.72

Nancy Wong	20,000	(1)	1.23
	10,400	(2)	1.2154
	11,000	(2)	1.72

C.P. Kwan	20,000	(1)	1.23
	7,800	(2)	1.2154
	10,800	(2)	1.72

Wang Xu Hong	20,000	(1)	1.23
	5,200	(3)	1.2154
	15,000	(3)	1.72

All executive officers and Directors as a group	799,800		1.2154 – 1.72	(4)

(1)                    Granted pursuant to the 2002 Officers and Directors Plan.

(2)                    Granted pursuant to the 2000 Officers and Directors Plan.

(3)                    Granted pursuant to the 2000 Employees Plan.

(4)                    Price range.

The foregoing options will expire in August 2010.

Pursuant to its 2000 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 189,800 of its Ordinary Shares exercisable at a price of US$1.2154 per share for a ten year term expiring in February 2011.

Pursuant to its 2002 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 140,000 of its Ordinary Shares exercisable at a price of US$1.60 per share for a ten year term expiring in April 2012.

At December 31, 2002, no options had been exercised.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2002.

Item 6C.                 Board Practices

The term of each of the Company’s eight directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. All of the Company’s eight directors were elected at the Company’s last annual meeting of shareholders in August 2002.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2002, the Audit Committee met three (3) times being attended by all members.

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•                                          reviews the adequacy of the Company’s internal controls;

•                                          reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•                                          reviews and approves all non-audit work, if any, to be performed by the auditors;

•                                          reviews the scope of our internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

•                                          reviews, before release, the quarterly results and interim financial data; and

•                                          reviews, before release, the audited financial statements and operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval.

The Audit Committee is currently composed of T.C. Leung Y.K. Liang and Ho Choi Chiu. The Board has determined that the membership of the Audit Committee meets the independence requirements of the NASDAQ listing standards and the applicable rules and regulations of the SEC.

Item 6D.                 Employees

The Company has approximately 110 full-time employees. At December 31, 2002, 2001 and 2000, staffing levels were approximately as follows:

	2002	2001	2000
Marketing and sales	54	44	37
Administrative	36	30	24
Technical	20	18	18
Total full time employees	110	92	79

The Company’s management consists of its officers and directors.

The Company is not subject to any collective bargaining agreement and believes that its relationship with its employees are good.

Item 6E.                 Share Ownership

With respect to the share ownership of the directors and senior management of the Company, reference is made to Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.                 Major Shareholders

The following table sets forth, as of June 11, 2003, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)(2)	3,912,237	73.9%

Pearl Venture Ltd.(1)(2)	1,468,370	47.9%

Alex Sham(3)	213,375	6.6%

Jerry Wong(3)	154,255	4.8%

Nancy Wong(3)	119,140	3.8%

C.P. Kwan(3)	183,909	5.8%

Y.K. Liang(3)	0	—

Wang Xu Hong(3)	50,340	1.6%

Ho Choi Chiu(3)	0	—

Yeung Kai Tai(4)	196,563	6.4%

All Executive Officers And Directors of the Company as a group (8 persons)(3)	4,633,256	79.1%

Item 7B.                 Related Party Transactions

(1)               The address for Mr. Leung is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.

(2)               Includes shares of the Company’s Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those Company Ordinary Shares owned of record by Regent, of which Pearl is the majority shareholder.

(3)               Gives effect to the exercise of Management Options and 2000 Officers and Directors Plan, 2000 Employees Plan and 2002 Officers and Directors Plan Options owned of record by such persons and which have vested or will vest within six (6) months of the date of this Report. See Item 6B. “Compensation.”

(4)               The address for Yeung Kai Tai is 37-37A Jordan Road, 4th Floor, Doubleset Commercial Centre, Kowloon, Hong Kong.

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2003. The related companies with which the Company has engaged in material transactions are Eurotherm and Armtison Limited (“Armtison”). During Fiscal 2002, 2001 and 2000, the Company made sales to Eurotherm of approximately US$33,000, US$30,000 and US$26,000, respectively. During Fiscal 2002, 2001 and 2000, the Company made purchases from Armtison of approximately US$33,000, US$68,000 and US$72,000, respectively and from Eurotherm of approximately US$2,800,000, US$2,114,000 and US$845,000, respectively. Additionally, during Fiscal 2002, 2001 and 2000, the Company paid approximately US$45,000, US$46,000 and US$46,000, respectively to Armtison for office space rentals, and approximately US$27,000, US$27,000 and US$29,000 in management fees to Eurotherm to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$34,000 per year from Eurotherm for office space rentals. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively. At the end of Fiscal 2002, the Company was obligated to Eurotherm for approximately US$662,000 for normal trade indebtedness. This indebtedness is repayable on normal trading terms, is unsecured and does not bear interest. T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer is also a director of Eurotherm. During Fiscal 2003 and for the foreseeable future, the Company has continued and expects to continue to:

•                                          make sales to Eurotherm;

•                                          make purchases from Armtison and Eurotherm;

•                                          lease facilities from Armtison;

•                                          pay management fees to Eurotherm; and

•                                          lease facilities to Eurotherm.

As of December 31, 2002 and 2001, approximately US$283,000 and US$120,000, respectively of other current assets represent advances to certain PRC employees of the Company. The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in PRC by the employees to sell the Company’s products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During Fiscal 2002 and Fiscal 2001, allowance for doubtful debt in respect of such advances of US$89,000 and nil were made. The Company does not account for the related sales to these retail ships until the inventories are sold to third parties.

Item 7C.                 Interest of Experts and Counsel

Not applicable.

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

Item 8A.8                                             Dividend Policy.

The Company has not paid cash dividends to date. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

Item 8B.                  Significant Changes

There has not been any significant change since the date of the annual financial statements included in this Report.

ITEM 9.                     THE OFFERING AND LISTING

Item 9A.                 Listing Details and 9.C Markets

The Company has one class of securities presently registered: Ordinary Shares. These securities are presently traded on the NASDAQ SmallCap Market under the trading symbols “CLWT”, and have so traded since the Company’s Public Offering in March 1997.

The following quotations have not been adjusted for a 20% stock dividend issued in September 1999 and the 30% stock dividend issued in August 2001.

The high and low bid price quotations for the Ordinary Shares in the periods indicated are as follows:

Years End December 31,	High	Low
	US$	US$
1998	6.75	2.5
1999	3.625	0.25
2000	15.00	0.031250
2001	2.790	0.781
2002	1.910	0.800

Quarters Ended	High	Low
	US$	US$
March 31, 2001	2.00	0.78125
June 30, 2001	2.450	1.688
September 30, 2001	2.790	1.00
December 31, 2001	2.320	1.130
March 31, 2002	1.800	1.050
June 30, 2002	1.650	1.010
September 30, 2002	1.910	1.140
December 31, 2002	1.470	0.800
March 31, 2003	2.030	0.880

Period
From April 1, 2003 to June 15, 2003	1.750	1.010

The Following Months	High	Low
	US$	US$
December 2002	1.470	0.800
January 2003	2.030	0.900
February 2003	1.330	1.050
March 2003	1.760	0.880
April 2003	1.480	1.050
May 2003	1.750	1.010

The Ordinary Shares were held by approximately 48 holders of record as of June 11, 2003. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

Item 9B.                 Plan of Distribution

Not Applicable.

Item 9D.                 Selling Shareholders

Not Applicable.

Item 9E.                 Dilution

Not Applicable.

Item 9F                  Expenses Of The Issue

Not Applicable.

ITEM 10.              ADDITIONAL INFORMATION

Item 10A.          Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2002 there were 3,064,151 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. All of the Company’s shares of capital stock have a par value of US$.01 per share.

Holders of the Company’s Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Ordinary Shares do not have cumulative voting rights in the election of directors. All shares of Ordinary Shares are equal to each other with respect to liquidation and dividend rights. Holders of Ordinary Shares are entitled to receive dividends if and when declared by the Company’s Board of Directors out of funds legally available under British Virgin Islands law. In the event of the liquidation of the Company, all assets available for distribution to the holders of Ordinary Shares are distributable among them according to their respective share holdings. Holders of Ordinary Shares have no preemptive rights to purchase any additional, unissued shares of Ordinary Shares. All of the outstanding shares of Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable.

Pursuant to the Company’s Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company’s Memorandum and Articles of Association may be amended by a resolution of the Board of Directors without shareholder approval. This includes amendments to increase or reduce the authorized capital stock of the Company or to increase or reduce the par value of its shares. The ability of the Company to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including but not limited to, a tender offer to purchase the Common Stock at a premium over then current market prices.

Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does not permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British

Virgin Island company being more limited than those rights of shareholders in a United States company.

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

Warrants. The Company had Warrants, to purchase an aggregate of 2,527,200 Ordinary Shares, issued in its initial public offering (the “Warrants”). All Warrants expired in March 2003 unexercised.

Item 10B.          Memorandum and Articles of Association

Set forth below is a summary of the material provisions of our Memorandum and Articles of Association (the “Articles) and the British Virgin Islands’ (“BVI”) International Business Companies Act of 1984 relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and to the Articles.

Share Register and Voting Restrictions.  The Company maintains a share register at its registered office in the BVI. The Company’s registered number is 200960. The objects of the Company are to engage in any act or activity that is not prohibited under any law of the BVI. See Regulation 4(1) of the Articles. Under the Articles, the Company is not required to treat the holder of a registered share in the Company as a shareholder until that person’s name has been entered in the share register. The holders of Ordinary Shares have one vote for each Ordinary Share held of record. The holders of Preferred Shares have such voting powers, full or limited, or no voting powers and such restrictions as may be stated and expressed in the resolution providing for the issuance of the Preferred Shares.

Shareholders Meeting. The directors of the Company may convene meetings of the shareholders of the Company at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable. Upon the written request of the shareholders holding ten (10%) percent or more of the outstanding voting shares in the Company the directors must convene a meeting of shareholders. The directors must give not less than seven days notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the share register of the Company and are entitled to vote at the meeting. The directors may fix the date notice is given of a meeting of shareholders as the record date for determining those shares that are entitled to vote at the meeting.

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

Any action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by written electronic communication, without the need for any notice, but if not a unanimous writing, a copy of such resolution shall be sent to all non-consenting shareholders.

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

Board of Directors. The business and affairs of the Company are managed by the directors who may exercise all such powers of the Company as are not by BVI law or by the Company’s Articles required to be exercised by the shareholders of the Company.

Item 10C.          Material Contracts

Pursuant to the Company’s distribution agreement with Hach, the Company is Hach’s non-exclusive representative in the PRC, Hong Kong and Macao and is authorized to supply, install and commission Hach’s products and accessories. The Company’s agreement with Hach is terminable on ninety days notice by either party.

T.C. Leung’s services to the Company and Far East are provided pursuant to the Employment Agreement between the Company, Far East and Shereman Enterprises Ltd., a management company. The Employment Agreement, dated March 14, 1997, terminated in March 2002. See Item 6B. Compensation.

Pursuant to an equity interest transfer agreement between the Company and Tamworth Industrial Ltd. (“Tamworth”) and an equity interest and transfer agreement among the Company, Tamworth and Pact Asia Pacific Limited, on January 31, 2002, the Company acquired a 30% equity interest in Pact for approximately US$288,000, Pact, a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture an operation of water and waste water treatment plants in several industries situated in China.

There are no other material contracts other than those entered into in the ordinary course of business.

Item 10D.          Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Ordinary Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. British Virgin Islands laws and the Company’s Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company’s securities or vote the Company’s Ordinary Shares. The PRC government has established a unified exchange rate system and system of exchange controls to which the Company is subject.

Item 10E.          Taxation

The Company is exempt from taxation in the British Virgin Islands.

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited, Limited and ChinaH20.com Limited, pay the Hong Kong profits tax at a rate of 16% on their income for financial reporting purposes, after adjustments for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited, a subsidiary of the Company, is exempt from PRC enterprise income tax of 15% for two years starting from their first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.

The Company’s effective tax rates for Fiscal 2002, Fiscal 2001 and Fiscal 2000 were 19.7%, 21.8% and 20.8%, respectively. A statutory tax rate of 16% was in effect during each of these three fiscal years. Principal adjustments to this statutory tax rate were valuation allowances of 2.1%, 4.9% and 5.5% during Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

Income taxes represent current Hong Kong profits tax applied at 16% for subsidiaries incorporated in Hong Kong for the years ended December 31, 2002, 2001 and 2000, and PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2002 after deduction of all accumulated tax loss brought forward from previous years. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset again future profit were US$173,926 and US$83,294, respectively as of December 31, 2002 and 2001.

Item 10F.          Dividends And Paying Agents

Not applicable.

Item 10G.          Statement By Experts

Not applicable.

Item 10H.         Documents on Display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 or on the Commission’s website: www.sec.gov.

Item 10I.              Subsidiary Information

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALIFICATION DISCLOSURES ABOUT MARKET RISK

The Company’s primary risk exposures arise from changes in interest rates and foreign currency exchanges rates.

Foreign Currency Risks

The Company is exposed to risk from changing foreign currency exchange rates. The Company’s sales are denominated either in HK dollar or Chinese Renminbi (“RMB”). The majority of the Company’s expenses and cost of revenue are denominated in HK dollars, followed by RMB, U.S dollars, Japanese yen and the Euro. The Company is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, HK dollar,  RMB, Japanese yen and the Euro. The Company does not currently hedge its foreign exchange positions. Any material increase in the value of the HK dollar, RMB, Japanese yen and the Euro relative to the U.S. dollar would increase the Company’s expenses and cost of revenue and therefore would have a material adverse effect on the Company’s business, financial condition and results of operations.

Inflation

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations since the only debt of the Company’s bank indebtedness was repaid in full in Fiscal 2002. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a Discussion of the Use of Proceeds from the Company’s Public Offering, See Item 4A. History and Development of the Company.

ITEM 15.              CONTROLS AND PROCEDURES

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in relating to us, including our consolidated subsidiaries, that is required to be included in our reports filed or submitted under the Exchange Act.

(b)                                 Changes in Internal Controls

Since the Evaluation Date, there have not been any significant changes in our internal controls or in other factors that could significantly affect such controls.

ITEM 16.              [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Committee consists of two non-employee directors who meet the independence and financial expert requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.

ITEM 16B.

Not applicable.

ITEM 16C.

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.              FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Index to consolidated financial statements

Report of Independent Auditors

Consolidated income statements

Consolidated balance sheets

Consolidated cash flow statements

Consolidated statement of changes in shareholders’ equity

Notes to the consolidated financial statements

ITEM 19.              EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association(1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000(3)

4.1	Employment Agreement among Registrant, EuroTech (Far East) Limited, Ltd. etc. (for the services of T.C. Leung)(1)

4.2	Management Stock Option Plan(1)

4.3	Agreement with Shanghai Institute of Optics Instruments(2)

4.4	Agreement with Hach Company, Inc.(2)

4.5	2000 Officers and Directors Stock Option and Incentive Plan(3)

4.6	2000 Employees’ Stock Option and Incentive Plan(3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant(4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited(4)

4.9	Letters to the Securities and Exchange Commission pursuant to Temporary Note 3T 60 Article 3 of Regulation S-X(5)

4.10	2002 Officers and Directors Stock Option Plan(6)

4.11	Registrant’s Audit Committee Charter(7)

8.1	List of Subsidiaries(3)

(1)                                  Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.

(2)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 1999.

(3)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2000.

(4)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on February 11, 2002.

(5)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2001.

(6)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on July 24, 2002.

(7)                                  Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on August 19, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

/s/T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: June 27, 2003

EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001 AND

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE

INCOME, CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

TOGETHER WITH INDEPENDENT AUDITORS’ REPORTS

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS

COMPANY LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, consolidated cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Euro Tech Holdings Company Limited and its subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended  in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of Euro Tech Holdings Company Limited and subsidiaries as of December 31, 2001, and for the two years ended December 31, 2001 and 2000, were audited by other independent public accountants who have ceased operations. Those independent public accountants expressed an unqualified opinion on those financial statements in their report dated May 24, 2002.

/s/PricewaterhouseCoopers

Hong Kong,
June 26, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY

ARTHUR ANDERSEN & CO AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN & CO

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”), incorporated in the British Virgin islands, and subsidiaries (the “Group”) as of December 31, 2000 and 2001, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 1999, 2000 and 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

Arthur Andersen & Co
Certified Public Accountants

Hong Kong,
May 24, 2002

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

	Notes	2002	2001
		US$’000	US$’000
		(except for share and per share data)

Assets

Current assets:
Cash and cash equivalents		$3,173	$3,551
Accounts receivable, net	5	4,376	2,717
Bills receivable		402	669
Prepayments and other current assets	16	444	330
Inventories	6	1,964	2,003
Amount due from a related company	16	2	—
Value-added tax recoverable		4	26

Total current assets		10,365	9,296

Property, plant and equipment, net	7 & 18	1,965	2,083

Investments in affiliates	8	343	—

Deferred tax assets	4	43	—

Total assets		$12,716	$11,379

Liabilities and shareholders’ equity

Current liabilities:

Accounts payable		$4,530	$3,358
Bills payable		147	137
Due to related companies	16	666	340
Other payables and accrued expenses	10	624	1,150
Taxation payable		35	98
Long-term bank loan, current portion	9	—	90

Total current liabilities		6,002	5,173

Commitments and contingencies	17	—	—

Shareholders’ equity:
Common stock, par value $0.01 each, 20,000,000 (2001 : 20,000,000) shares authorized; 3,226,366 (2001: 3,226,366) shares issued and outstanding	11	32	32
Preferred stock, par value $0.01 each, 5,000,000 (2001: 5,000,000) shares authorized; nil (2001: nil) shares issued and outstanding		—	—
Additional paid-in capital		2,049	2,043
Warrants	12	166	172
Treasury stock, 162,215 (2001: 162,215) shares at cost	13	(237)	(237)
Accumulated other comprehensive loss		(24)	(32)
Retained earnings		4,728	4,228

Total shareholders’ equity		6,714	6,206

Total liabilities and shareholders’ equity		$12,716	$11,379

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Notes	2002	2001	2000
		US$’000	US$’000	US$’000
		(except for share and per share data)

Revenue	16 & 18	$23,497	$19,685	$15,010
Cost of revenue		(18,735)	(15,396)	(11,467)

Gross profit		4,762	4,289	3,543
Selling and administrative expenses	16	(4,173)	(3,734)	(3,301)

Operating income		589	555	242
Interest income	16	18	66	113
Other income, net	3 & 16	9	126	97

Income before income taxes		616	747	452

Income taxes	4	(123)	(163)	(94)

Share of equity in profit of affiliates		7	—	—

Net income		500	584	358

Foreign currency translation adjustment		8	(35)	3

Comprehensive income		$508	$549	$361

Net income per common share
• Basic		$0.15	$0.18	$0.11

• Diluted		$0.15	$0.18	$0.11

Weighted average number of common shares outstanding
• Basic		3,226,366	3,226,366	3,226,366

• Diluted		3,226,366	3,226,366	3,226,366

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	$500	$584	$358
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	163	201	109
Gain on disposal of property, plant and equipment	(3)	—	(1)
(Increase) decrease in assets:
Accounts receivable, net	(1,659)	(220)	329
Bills receivable	267	(475)	(25)
Prepayments and other current assets	(114)	(121)	94
Inventories	39	(1,058)	(376)
Value-added tax recoverable	22	(26)	—
Amount due from a related company	(2)	—	—
Deferred tax assets	(43)	—	—
Increase (decrease) in liabilities:
Accounts payable	1,172	1,371	(577)
Bills payable	10	(720)	423
Due to related companies	326	85	20
Other payables and accrued expenses	(526)	269	311
Taxation payable	(63)	50	10

Net cash provided by (used in) operating activities	89	(60)	675

Cash flows from investing activities:
Purchase of property, plant and equipment	(81)	—	(313)
Investments in affiliates	(335)	—	—

Net cash used in investing activities	(416)	—	(313)

Cash flows from financing activities:
Repayment of long-term bank loan	(90)	(96)	(77)
Purchase of treasury stock	—	(221)	(16)

Net cash used in financing activities	(90)	(317)	(93)

Effect of exchange rate changes on cash and cash equivalents	39	(32)	3

Net (decrease) increase in cash and cash equivalents	(417)	380	269
Cash and cash equivalents, beginning of year	3,551	3,963	3,691

Cash and cash equivalents, end of year	$3,173	$3,551	$3,963

Supplementary information
Interest received	$22	$81	$138
Interest paid	$4	$15	$25
Income taxes paid	$229	$113	$84

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common stock	Additional paid-in capital	Warrants	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2000	$25	$2,050	$172	$—	$—	$3,286	$5,533

Net income	—	—	—	—	—	358	358
Purchase of treasury stock	—	—	—	(16)	—	—	(16)
Foreign exchange translation adjustment	—	—	—	—	3	—	3

Balance as of December 31, 2000	25	2,050	172	(16)	3	3,644	5,878

Net income	—	—	—	—	—	584	584
Purchase of treasury stock	—	—	—	(221)	—	—	(221)
Stock split effected in the form of a dividend	7	(7)	—	—	—	—	—
Foreign exchange translation adjustment	—	—	—	—	(35)	—	(35)

Balance as of December 31, 2001	32	2,043	172	(237)	(32)	4,228	6,206

Net income	—	—	—	—	—	500	500
Foreign exchange translation adjustment	—	—	—	—	8	—	8
Expiration of warrants	—	6	(6)	—	—	—	—

Balance as of December 31, 2002	$32	$2,049	$166	$(237)	$(24)	$4,728	$6,714

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organization and principal activities

Euro Tech Holdings Company Limited (the “ holding company”) was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech (Far East) Limited (“Far East”) is the principal operating subsidiary of the holding company.  It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People’s Republic of China (the “PRC”).

Details of the holding company’s subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to group companies

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Affiliates:

Yixing Pact Environmental Technology Co., Ltd	30%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	30%	The British Virgin Islands	Producing and selling environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

2                                         Summary of significant accounting policies

(a)                                  Basis of Consolidation

The consolidated accounts include the accounts of the holding company and its subsidiaries (the “Company”).  Investments in 20% to 50% owned affiliates of which the Company can exercise significant influence over operating and financial policies are accounted for using the equity method of accounting.  All material intra-group balances and transactions have been eliminated on consolidation.

(b)                                  Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)                                  Revenue Recognition

The Company’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company recognizes revenue when the product is delivered and the title is transferred.  For certain products where installation is necessary, revenue is recognized upon completion of installation. For revenue earned from customer support services, which represents a minor percentage of total revenues, revenue is recognized from such services when provided.

(d)                                  Taxation

The Company accounts for income tax under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the accounts or tax returns.

Deferred income taxes are provided using the liability method.  Under the liability method, deferred income taxes are recognized for the tax effects of temporary differences between the tax and accounts bases of assets and liabilities and for credit and loss carryforwards.  To the extent that a deferred tax asset will more likely than not go unrealised, a valuation allowance is recognised.

(e)                                  Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(f)                                    Inventories

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

(g)                                 Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Gains or losses on disposal are reflected in current operations.  Major expenditures for betterments and renewals are capitalized.  All ordinary repair and maintenance costs are expensed as incurred.  Depreciation of property, plant and equipment is computed using the straight-line method over the assets’ estimated useful lives as follows: office premises - 47 to 51 years, leasehold improvements - over terms of the leases, furniture, fixtures and office equipment - 3 to 5 years, motor vehicles - 4 years, and testing equipment - 3 years.

The Company accounts for long-lived assets in accordance with SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.

The Company adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” on January 1, 2002 which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Company determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  There were no impairment losses recorded in 2002, 2001 or 2000.

(h)                                 Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expenses on the straight-line basis over the period of the relevant leases.

(i)                                    Goodwill

The Company adopted SFAS No.142: “Goodwill and other intangible assets” on January 1, 2002 which requires the Company to cease amortizing goodwill, assess the possible impairment of goodwill existing at the date of adoption and perform a subsequent impairment test on an annual basis.

(j)                                    Foreign Currency Translation

The Company maintains its books and records in United States dollars.  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”).  Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates.  Gain or losses from foreign currency transactions are recognized in the statements of income and comprehensive income during the year in which they occur.  Translation adjustments on subsidiaries’ equity are included as cumulative translation adjustments.

(k)                                Comprehensive Income

The Company has adopted SFAS No. 130:  “Reporting Comprehensive Income,” which requires the Company to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the accounts for the period in which they are recognized.  The Company has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the statements of income and comprehensive income.

(l)                                    Net income per Common Share

Net income per common share  is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income by the weighted average number of shares of common stock outstanding during the period.  There is no difference between basic and diluted earnings per share  as the exercise prices of the redeemable warrants and stock options outstanding were higher than the average market prices of the common stock for the years ended December 31, 2002, 2001 and 2000 and therefore the effect of including such items in the calculation of earnings per share would have been anti-dilutive.

(m)                              Stock-based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25: “Accounting for Stock Issued to Employees” and related interpretations. Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds its exercise price on the date of grant.  The Company discloses pro forma earnings per share information in accordance with SFAS No. 123.  See Note 14.

(n)                                 Use of Estimates

The preparation of accounts in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

(o)                                  Financial Instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.  The carrying value of the short-term portion of the long-term bank loan approximates its fair value based upon rates available to the Company for borrowings with similar terms and maturities.

(p)                                  Related Parties

Entities are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company  and its management and other parties with which the company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party

(q)                                  New Statements of Financial Accounting Standards

In June 2001, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement will not have a material effect on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. SFAS 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, which allowed recognition at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The adoption of this statement is not anticipated to have a material effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No.148, “Accounting for Stock-Based Compensation - Transition and Disclosure” which amends SFAS No.123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No.123. The transition guidance and annual disclosure provisions are effective for fiscal years ending after December 15, 2003. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement will not have a material effect on the Company’s financial position or results of operations.

(q)                                  New Statements of Financial Accounting Standards (continued)

In May 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of this statement.

In November 2002, the FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances guarantor’s disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.  The Company does not believe that  this interpretation will have a material  effect, if any, on the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”, (“EITF 00-21”) effective for arrangements entered into after June 15, 2003. EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes. The adoption of this consensus is not anticipated to have a material effect on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”.  FIN 46 requires that certain variable interest entities, or VIE’s, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both.  An entity is subject to FIN 46 and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity.  FIN 46 is effective immediately for all new VIE’s created or acquired after January 31, 2003.  For VIE’s created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  Based on the Company’s analysis of this interpretation it is possible that the retail shops established in the PRC may be subject to the provisions of FIN 46.  The Company’s maximum exposure to loss as a result of its involvement with these shops is equal to the advances to these entities as of December 31, 2002 of approximately US$292,000.

3                                         Other income, net

	2002	2001	2000
	US$’000	US$’000	US$’000

Gain on disposal of property, plant and equipment	3	—	1
Exchange (loss)/gain, net	(53)	80	56
Rental income	59	46	34
Others	—	—	6
	9	126	97

4                                         Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provide for Hong Kong profits tax at a rate of 16% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial  reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited, a subsidiary of the Company, is exempted from the PRC enterprise income tax of 15% for two years starting from their first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

	2002	2001	2000

Weighted average statutory tax rate	15.7%	16.0%	16.0%
Change in valuation allowances	2.1%	4.9%	5.5%
Others	1.9%	0.9%	(0.7)%

Effective tax rate	19.7%	21.8%	20.8%

Income taxes represent current Hong Kong profits tax applied at 16% for subsidiaries incorporated in Hong Kong for the years ended December 31, 2002, 2001 and 2000, and PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2002 after deduction of all accumulated tax loss brought forward from previous years.  Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset again future profit were US$173,926 and US$83,294, respectively as of December 31, 2002 and 2001.

The components of deferred tax assets are as follows:

	2002	2001
	US$’000	US$’000

Deferred tax assets arising from tax losses	69	53
Less: Valuation allowances	(26)	(53)

Net deferred tax assets	43	—

5                                         Accounts receivable

	2002	2001
	US$’000	US$’000

Trade receivables	4,392	2,756
Less: Allowance for doubtful debts	(16)	(39)

	4,376	2,717

6                                         Inventories

	2002	2001
	US$’000	US$’000

Raw materials	44	18
Finished goods	1,920	1,985

	1,964	2,003

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2002, 2001 and 2000, provision for obsolete and slow moving inventories amounted to US$25,445, US$38,883 and Nil, respectively.

7                                         Property, plant and equipment

	2002	2001
	US$’000	US$’000

Office premises	2,271	2,271
Leasehold improvements	49	46
Furniture, fixtures and office equipment	428	388
Motor vehicles	126	126
Testing equipment	54	52

	2,928	2,883

Less: Accumulated depreciation	(963)	(800)

	1,965	2,083

As of December 31, 2002 and 2001, office premises with total net book values of US$979,600 and US$1,033,000, respectively, were pledged to secure certain banking facilities of the Company (see Note 9).

8                                         Investments in affiliates

During the year ended December 31, 2002, the Company acquired 30% equity interests in Yixing Pact Environmental Technology Co., Ltd, a company incorporated in the PRC, and Pact Asia Pacific Limited, a company incorporate in British Virgin Island, from an independent third party for a total consideration of US$335,000.  The Company believes that the business of these two investments is complementary to the Company’s business as the Company continues to focus on sales and marketing of other products. The Company believes that by aligning itself with an engineering firm, such as these affiliates, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Details of these affiliates are disclosed in Note 1.  Investments in these affiliates are accounted for using the equity method of accounting.

The excess of purchase price over the underlying fair value of equity in net assets of the investees is considered goodwill and amounted to US$215,000. The Company has not recognized any separately identifiable intangible assets under the criteria prescribed in SFAS No. 141 “Business Combinations” pursuant to the acquisition. This equity method goodwill is not amortized, and the investment is tested annually for impairment. As of December 31, 2002, the Company does not believe the investments were impaired.

9                                         Long-term bank loan

A long-term bank loan was secured by certain of the Company’s office premises, bore interest at the best lending rate offered by the Company’s bank plus 1.75% per annum and was wholly repaid during the year ended December 31, 2002.

10                                  Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

11                                  Common stock

In August 2001, the Company effected a three-for-ten stock split in the form of a dividend, creating approximately 745,000 new shares of common stock of US$0.01 each.

The effect of the above three-for-ten stock splits has been reflected retroactively in the accounts and net income per common share computations.

12                                  Warrants

A total of 2,620,800 warrants were issued in 1997, which comprised 1,076,400 public warrants, 1,450,800 private warrants and 93,600 underwriting warrants issued under the Company’s warrants plan.

Each public and private warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$3.52 during the period from March 14, 1998 to March 14, 2003.  Each underwriter warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$5.29 during the period from March 14 1998 to March 14, 2002. If the closing bid price of the Company’s common stocks is above US$5.4487 for twenty consecutive days, the Company has the right to redeem the warrants at the price of US$0.10 each. For the years ended December 31, 2002, 2001 and 2000, no warrants were exercised or redeemed and the remaining warrants expired unexercised on March 14, 2003.

13                                  Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 162,500 shares, but not to exceed US$281,250 in value, of the Company’s common stock could be purchased in the open market from time to time as market and business conditions warrant.  During the years ended December 31, 2002, 2001 and 2000, the Company repurchased a total of Nil, 144,860 and 17,355 shares of common stock for considerations of approximately Nil, US$221,000 and US$16,000, respectively.  There was no reissuance of treasury stock during the years ended December 31, 2002, 2001 and 2000.

14                                  Stock options

(i)                                     Management Options Plan

A total of 2,184,000 shares of common stock have been reserved for issuance under the Company’s management option plan (the “Management Options”). The Management Options provides for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 2,073,240 shares of common stock. The exercise price of the options granted was  US$2.56 per share for 624,000 of such options and US$3.53 per share for the remaining 1,449,240. During the year ended December 31, 2000, 17,160 options with the exercise price of US$3.53 were cancelled.  During the same year, the Company  further granted 115,570 options under the Management Options with the exercise price of US$3.53 per share to its officers, directors and employees, which allowed them to purchase up to 115,570 shares of common stock. The options vested for a period of one year and will expire in March 2007. During the year ended December 31, 2002, 13,130 options with the exercise price of US$3.53 were cancelled.

(ii)                                  2000 Stock Option Plan

A total of 569,400 shares of common stock have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”). The 2000 Stock Options provides for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 353,600 shares of common stock. The exercise price of all options granted is US$1.22 per share. During the year ended December 31, 2002, 20,800 options with the exercise price of US$1.22 were cancelled.  The Company  further granted 227,500 options and 9,100 options under the 2000 Stock Options with an exercise price of US$1.72 and US$1.43 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 236,600 shares of common stock.  The options vested within a six-month to one-year period and will expire in August 2010.

(iii)                               2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 140,000 shares and 400,000 shares of common stock have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively. The 2002 Employee Stock Options provide for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. The 2002 D&O Stock Options provides for the grant of options to its officers and directors as the Company’s Chairman of Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2002, the Company granted such options to its employees and officers and directors under the 2002 Employee Stock Options and 2002 D&O Stock

Options, which allow them to purchase up to 140,000 and 400,000 shares of common stock at an exercise price of US$1.6 and US$1.23, respectively. The options vested for a period of a six-month period and will expire in April 2012 and November 2012, respectively.  During the years ended December 31, 2002, 2001 and 2000, no options had been exercised.

Changes in outstanding options under various plans mentioned above were as follows:

	2002		2001		2000
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
	Number of options		Number of options		Number of options
		US$		US$		US$

Outstanding, beginning of year	2,525,250	2.97	2,525,250	2.97	2,073,240	3.24
Granted	776,600	1.44	—	—	469,170	1.79
Cancelled	(33,930)	(2.11)	—	—	(17,160)	(3.53)

Outstanding, end of year	3,267,920	2.61	2,525,250	2.97	2,525,250	2.97

Exercisable, end of year	2,858,520	2.81	2,525,250	2.97	2,171,650	3.25

As of December 31, 2002, the options outstanding and exercisable had exercise prices in the range of US$1.22 to US$3.53 and a weighted average unexpired life of approximately 5.7 years.

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Option and the 2002 D&O Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair values of stock options at date of grant of $3.27 and $1.43 per option for the years ended December 31, 2002 and 2000, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions.  There were no options granted during the year ended December 31, 2001.

	2002	2001	2000

Risk-free interest rate	4.3%	—	6.1%
Expected dividend yield	0%	—	0%
Expected option life	5.7 years	—	7 years
Expected stock price volatility	177%	—	127%

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realisable measure of the fair value of the stock options.

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	2002	2001	2000
	US$’000	US$’000	US$’000

Net income as reported	500	584	358
Less: Stock compensation expense determined under the fair value method, net of tax	(779)	(259)	(256)

Pro forma net (loss)/income	(279)	325	102

(Loss)/income per share:

Basic and diluted, as reported	US$0.15	US$0.18	US$0.11

Basic and diluted, pro forma	US$(0.07)	US$0.09	US$0.03

15                                  Pension plan

Prior to December 1, 2000, the Company had only one defined contribution pension plan for all its Hong Kong employees.  Under this plan, all employees were entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by the Company, depending on their years of service with the Company.  The Company was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, the Company and its employees who joined the Company subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation.  Contributions of both the Company and its employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation.  The Company and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in Mainland China.  The Company contributes approximately 7% (2000 and 2001 - 7%) of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2002, 2001 and 2000, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$131,000, US$135,000 and US$97,000, respectively.

16                                  Related party transactions

(i)                                     The transactions with related parties are summarized as follows:

	2002	2001	2000
	US$’000	US$’000	US$’000

Sale of goods to Eurotherm Limited	33	30	26

Purchase of goods from
• Armtison Limited	33	68	72
• Actions Instruments (China) Limited	9	7	8
• Eurotherm Limited	2,800	2,114	845

Interest income on trade receivables earned from Armtison Limited	5	10	10

Interest income from advances to employees	—	1	—

Rental income for office premises earned from Eurotherm Limited	34	34	34

Rental expenses for office premises charged by Armtison Limited	45	46	46

Management fees charged by Eurotherm Limited	27	27	29

Management fees received from Pact Asia Pacific Ltd	2	—	—

(ii)                                  Details of the amount due from/to related companies are as follows:

Details of amount due from a related company:

	2002	2001
	US$’000	US$’000

Regent Earnings Limited	2	—

Details of amounts due to related companies:

	2002	2001
	US$’000	US$’000

Armtison Limited	2	7
Actions Instruments (China) Limited	2	2
Eurotherm Limited	662	331

	666	340

The amounts due from/to related companies are trade in nature, unsecured, non-interest bearing and are repayable in 2003.

(iii)                               Armtison Limited, Actions Instruments (China) Limited and Regent Earnings Limited are beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors.  Mr. T. C. Leung is also a director of Eurotherm Limited.

As of December 31, 2002 and 2001, prepayments and other current assets of approximately US$283,000 and US$120,000, respectively included advances to certain PRC employees of the Company .  The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in the PRC by the employees to market the Company’s products.  The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During the years ended December 31, 2002 and 2001, a provision was made in respect of the recoverability of such advances of US$89,000 and Nil were made by the Company. The Company does not account for the related sales to these retail shops until the inventories are sold to third parties.

17                                  Commitments and Contingencies

(i)                                     Operating Leases

The Company has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2002, 2001 and 2000 were approximately US$210,000, US$201,000 and US$191,000, respectively.  Future minimum rental payments as of December 31, 2002 and 2001, under agreements classified as operating leases with non-cancellable terms amounted to US$85,000 which are payable in the year 2003.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

(ii)                                  Banking Facilities

The Company has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,320,000.  While the bank has made available approximately US$615,000 of such facilities to a supplier of the Company for the Company’s future purchase commitments, the Company had not utilized any portion of this facility as of December 31, 2002.

18                                  Segment information

(i)                                     Revenue

Geographical analysis of revenue by customer location is as follows:

	2002	2001	2000
	US$’000	US$’000	US$’000
Revenue -
Hong Kong	6,787	5,119	4,503
The PRC	16,635	14,173	10,207
Others	75	393	300

	23,497	19,685	15,010

(ii)                                  Long-lived assets *

Geographical analysis of long-lived assets is as follows:

	2002	2001
	US$’000	US$’000

Hong Kong	1,155	1,230
The PRC	810	853

	1,965	2,083

*                                         Long-lived assets represent property, plant and equipment, net.

(iii)                               Major suppliers

Details of individual suppliers accounting for more than 5% of the Company’s purchases are as follows:

	2002	2001	2000

Wallace & Tiernan Pacific Pty. Ltd.	7%	5%	7%
Hach Company Inc.	19%	22%	23%
Hioki E.E. Corp.	15%	11%	12%
ThermoQuest Corporation	5%	9%	7%
Eurotherm Ltd.	15%	14%	8%
Lachat Instruments Inc.	6%	4%	3%

Some of the purchase agreements signed with the Company’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain a vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.

CERTIFICATION

I, Jerry Wong, certify that:

1.                                       I have reviewed this annual report on Form 20-F of Euro Tech Holdings Company Limited;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

CERTIFICATION

I, T.C. Leung, certify that:

1.                                       I have reviewed this annual report on Form 20-F of Euro Tech Holdings Company Limited;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ T.C. Leung
T.C. Leung
Chief Executive Officer