Form 20-F
period 2003-12-31
EURO TECH HOLDINGS CO LTD
filed 2004-06-29
CIK 1026662

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

4,289,782 Ordinary Shares

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

i

ii

INTRODUCTION

In this Form 20-F, reference to “us”, “we”, the “Company” and “Euro Tech” are to Euro Tech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

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

Colorimeter:	An analytical instrument that measures substance concentration by color intensity when the substance reacts to a chemical reagent.

Flow Injection Analyzer:	An analytical instrument with a special sampling system that uses a continuous stream of reagent(s) into which fluid samples are injected.

Human Machine Interface
Software:	A type of software to interface (or coordinate) the interaction between machine or equipment and a human being.

pH Controller:	A process instrument that measures and controls the acidity or alkalinity of a fluid.

Reagent:	A chemical substance used to cause a chemical reaction and detect another substance.

Mass Spectrometer:	An analytical instrument that separates and identifies chemical constituents according to their mass-to-charge ratios and is used to identify organic compounds.

Multi-Channel Digital Recorder:	A device that measures and records more than one input of a digitized signal (signal in the form of pulses).

Multi-Channel and Analogue
Recorder:	A device that measures and records more than one input of a signal in multi-voltage or milliampere (e.g. temperature in degrees Centigrade or degrees Fahrenheit).

Process Analyzer:	An analyzer that continuously samples, monitors and measures fluids or gases.

Process Turbidimeter:	An analytical instrument that continually measures the clarity of water based on light scattering or deflection.

Programmable Logic Controller:	A device used to automate the monitoring and control of an industrial plant.

SCADA:	Supervisory Control and Data Acquisition. An industrial device used to monitor and control an industrial plant’s status and provide facilities to record the progress of a machine or project.

Sequential Event Recorder:	High-speed instrumentation that can record a sequence of events in chronological order in millisecond resolution.

Telemetry:	The science and technology of automatic measurement and transmission of data by wire, radio or other means from remote sources.

Total Organic Carbon Analyzer:	An analytical instrument that measures organic contamination in water.

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

The selected consolidated income statement data for years ended December 31, 2003, 2002 and 2001, and the selected consolidated balance sheet data as of December 31, 2003 and 2002 set forth below are derived from audited consolidated financial statements of the Company included herein should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001, 2000 and 1999 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	As of December 31,
	2003	2002	2001	2000	1999
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	2,752	3,173	3,551	3,963	3,691
Working capital(1)	4,914	4,363	4,123	3,686	3,632
Total assets	13,308	12,716	11,379	10,092	9,637
Short-term debt(2)	0	0	90	94	85
Long-term bank loans	0	0	0	92	178
Net assets	7,243	6,714	6,206	5,878	5,533

(1)                                  Current assets minus current liabilities.

(2)                                  Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
	US$	US$	US$	US$	US$
Income Statement Data:

Revenue	27,442	23,497	19,685	15,010	13,107
Cost of revenue	(22,805)	(18,735)	(15,396)	(11,467)	(9,896)

Gross profit	4,637	4,762	4,289	3,543	3,211

Selling and Administrative Expenses	(4,108)	(4,173)	(3,734)	(3,301)	(2,946)
Operating income	529	589	555	242	265

Interest Income	13	18	66	113	85
Other income, net	6	9	126	97	67
Income before taxes	548	616	747	452	417

Income taxes	(108)	(123)	(163)	(94)	(78)
Share of equity in net income of affiliates	91	7	—	—	—
Net income	531	500	584	358	339

Net income per Ordinary Share
Basic	0.12	0.11	0.13	0.08	0.08
Diluted	0.12	0.11	0.13	0.08	0.08
Weighted average Number of Ordinary Shares Outstanding	4,516,883	4,516,883	4,516,883	4,516,883	4,516,883

The Company maintains its books and records in United States dollars ("US$").  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi ("RMB").

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar).  Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00.  However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market.  Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates.  Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00.  The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

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

Certain Risks Relating to Doing Business in Hong Kong and the People’s Republic of China (“PRC”).

PRC Sovereignty Over
Hong Kong Still
Developing	•	The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR”; Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

•

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the ”Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. China’s political system and policies are not practiced in Hong Kong. Under this principle of “one country, two systems”, Hong Kong maintains a legal system that is based on common law and is different from that of China. There is an open question whether Hong Kong’s future prosperity in its role as a gateway to China will be diminished after China’s recent entry to the Word Trade Organization, and introducing market liberalization in China. The Company does not believe that the transfer of sovereignty over Hong Kong has had an adverse impact on its financial and operating environment.

•

The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See “ – Economic Instability; Currency Exchange Rate.”

•

There can be no assurance that these past or any prospective future changes in political, economic or commercial conditions in Hong Kong and China will not result in a material adverse effect upon the Company.

Economic Instability;
Currency Exchange Rate	•

Most economies in the Far East are suffering from large debts, declining company earnings and economic growth, and significant currency devaluation. The region has also suffered from the effects of the resulting capital flight from financial institutions.

•

Issuer stock valuations also dropped sharply from a 1997 high on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hang Seng Index was 16,673.27. On June 2, 2004, that index stood at 12,201.75. There can be no assurance that these problems will not continue to abate or worsen or that recovery will continue in the near future in which event the Company may likely be materially adversely affected.

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

We are subject to international
economic and political risks,
such as the spread of SARS,
over which we have little
or no control.	•

Doing business outside the United States subjects us to various risks, including changing economic and political conditions, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and other unforeseeable risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practice in time to avoid the adverse effect of any of these changes.

•

For example: in March of 2003, the World Health Organization received reports of “Severe Acute Respiratory Syndrome” (“SARS”) in various parts of the world that, adversely affected trade into and from Hong Kong, Beijing, Guangzhou and elsewhere in Southern China.  Our executive offices and warehouse are located in Hong Kong and we have regional sales offices in Beijing and Guangzhou. To date, we are not aware of any of our employees having contracted this illness and there have been no resulting cessation of operations. We have minimized business travel and have distributed respiratory masks to our employees. Although we believe that the spread of SARS has had a near term negative impact on our operations with business travel and customer purchases being postponed or delayed but not eliminated, we are continuously trying to keep abreast of the situation, but at this time, it is difficult to precisely quantify the future impact, in any, of SARS on our business.

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

The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company’s Board of Directors and its Chief Executive Officer. The business of the Company could be adversely affected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. Although the Company is the beneficiary of a “Key Person” life insurance policy in the amount of US$1,000,000 on the life of Mr. Leung, there can be no assurance that such coverage will be sufficient to compensate the Company for the loss of the services of Mr. Leung. See Item 6. “Directors, Senior Management and Employees.”

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

The Company distributes supplies manufactured by a number of vendors, including Eurotherm, Ltd. (“Eurotherm”), Hioki E.E. Corp. (“Hioki”), Hach Company, Inc. (“Hach”), which are the Company’s largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Purchases from Eurotherm accounted for approximately 31% of our sales during Fiscal 2003.  This was an increase from Fiscal 2002, when purchases from Eurotherm accounted for approximately 15% of our sales.  This increase in purchases from Eurotherm was the result of several factors, including but not limited to, (a) some of Eurotherm’s products are readily saleable “over-the-counter” in our retail shops; and (b) other Eurotherm products are in demand by the PRC’s energy supply industry, with the demand for power in the PRC outstripping supply. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors.

Risks Relating to the Company Itself.

Control by T.C. Leung; Potential
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
Exchange Commission (“Commission”)
and National Association of
Securities Dealers Automated
Quotation System (“NASDAQ”)
Requirements	•

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

		•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

		•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

		•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months);

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Being a “Controlled
Company” Exempts Us
From Certain NASDAQ
Corporate Governance
Criteria	•

As a result of T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer owning in excess of the voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in NASDAQ’s rules and regulations. As a “controlled company”, we are not required to comply with certain NASDAQ corporate governance criteria, including, among other things, the requirements that independent directors have the authority to approve director nominations, executive officer compensation.

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

We Are Also Required To
Meet NASDAQ Corporate
Governance Criteria	•

Although the NASDAQ SmallCap Market has always had certain corporate governance criteria for the listing and continued quotation of an issuer’s securities, NASDAQ has adopted, and the Commission has approved, substantially expanded issuer corporate governance criteria for the issuers of those securities quoted on the NASDAQ SmallCap Market. Although, in the past, we have been able to satisfy NASDAQ’s SmallCap Market corporate governance criteria, the new criteria are more difficult to comply with. The new criteria include, among other things:

		•	an increase in the degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only;

		•	establishment of a code of conduct addressing compliance with laws; and

		•	a limit on payments to independent directors and their family members (other than for services on the board of directors).

We believe that these corporate governance requirements and a stricter definition of an independent director will make it more difficult to find independent directors for our Board of Directors. Increased competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees, is expected. We believe that compliance with NASDAQ’s corporate governance requirements may be difficult and may increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities prove to be an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ.

The Market Price Of Our
Securities Has Been
Fluctuating Widely	•

During the past five years, the market price of our Ordinary Shares has been subject to wide fluctuations. Additionally, the Company knows of no reason for these wide fluctuations. See Item 9A - “Markets”.

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

Historically, the businesses of the Company were engaged in by Far East, which in 1997 was acquired by, and is now a wholly-owned subsidiary of the Company. Far East was established in 1971, under the name of Eurotherm (Far East) Ltd., as a subsidiary of a United Kingdom publicly traded company, Eurotherm Ltd., to market and distribute its parent company’s industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980’s, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent’s products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company’s Chairman of the Board of Directors and Chief Executive Officer. Far East thereafter changed its name from Eurotherm (Far East) Ltd. to its current name. See Item 7. “Major Shareholders and Related Party Transactions.”

The Company used portions of the net proceeds of the Public Offering to (a) establish an operation for the assembly of the type of products now distributed by the Company, including certain water-related testing, monitoring and treatment equipment, (b) to expand its marketing efforts by, among other things, opening additional regional sales offices in the PRC, (c) purchase equipment, (d) establish a subsidiary to develop and operate a B2B website, (e) repurchase securities from the underwriter of the Company’s Public Offering, (f) pay expenses incurred in seeking acquisition candidates and hiring an agent in the United States, (g) repurchase its own Ordinary Shares in the open market, and (h) acquire a 30% equity interest in Pact Asia Pacific Limited and Yixing Pact Environmental Technology Company Limited (collectively “Pact”).

Item 4B.                              Business Overview

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2003 (“Fiscal 2003”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, China’s National Environmental Protection Agency, a joint venture between the China Great Wall Industry I/E Corp. and Austria’s Aqua Engineering to construct one of Beijing’s water treatment plants, and to subdistributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Eurotherm, Hioki and Hach, which are the Company’s largest suppliers, with purchases from them accounting for approximately 31%, 12% and 8%, respectively, of the Company’s sales during Fiscal 2003 and approximately 15%, 15% and 19%, respectively, of the Company’s sales during its fiscal year ended December 31, 2002 (“Fiscal 2002”).

The Company distributes products through its Hong Kong headquarters, its representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou, and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macau.

The Company believes that the continuing growth of industrial activity in particular, and overall business activity in general, in the PRC over the last five years has produced a strong and increasing demand for its products in the PRC. The Company further believes that in the near future the need and demand for the products it distributes will grow as a result of increased regulations governing the environment and industrial pollution output, projected growing demands of the PRC’s population for clean water and a healthier and safer environment, the potential for the contamination or depletion of existing clean fresh water sources and the burgeoning demand for power in the PRC.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remained only a distributor of such products with sales of the Company first product offering, an Infrared Photometric Oil Analyzer, commencing in 2003. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may realize higher revenues and net income.

Also, during Fiscal 2003, our Special Products and Engineering Department took on more engineering projects in the waste water treatment and power generation industries.

Expansion Plans for the Near Term

Trading

Our expansion plans for the near term, include, but are not limited to the following:

•                  The availability of “on-line” ordering for our products is expected for August 2004.

•                  The continued use of our retail shops to sell “low-tech” products such as those manufactured by Hioki and our own products as we believe that, since our retails shops are operating with what we consider to be low overheads.

•                  We believe that the continued “low-tech” product sales through our retail shops coupled with our planned “on-line” product sales capability will allow us to offer products at lower prices than our competitors.

Having “low-tech” products offered through our retail shops and the availability of “on-line” product offering are anticipated to allow our sales force to focus on “high-tech” and other products requiring personal or telephone contact directly with customers and potential customers.

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003.  During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation. See “- Product Assembly Operations”. We intend to assemble and/or manufacture additional products in the future and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

Engineering

To allow the Company to bid on larger water, wastewater and power generation projects, we intend to seek the acquisition of an engineering company and/or a system integrator (a company that provides hardware, software and solutions in the field of engineering) or enter into a joint venture with a third party to work in connection with our process control and engineering department.

On January 31, 2002, the Company acquired a 30% equity interest in Pact for approximately US$288,000, with related expenses (legal and accounting) in connection with this acquisition approximated US$47,000. Pact is a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. The Company believes that Pact’s business is complementary to the Company’s business as the Company continues to focus on sales and marketing of products of others. The Company believes that by aligning itself with an engineering firm, such as Pact, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, the Company anticipates that by securing an equity stake in Pact, its ability to become a supplier to Pact is enhanced. The Company continues to seek to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields or in the power generation field.

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

Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

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

The Company derived approximately 41.3%, 58.7% and 56.1% of its revenues from the sale of Scientific Instruments during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

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

The Company derived approximately 21.6%, 18.6% and 17.7% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

Special Projects and Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, wastewater treatment and power generation plants and beverage producers. The Company derived approximately 20.7%, 9.5% and 13.2% of its revenue from its Special Project Operation during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively. This revenue was derived primarily from sales of products and supply systems.

Our special projects and engineering department is believed by the Company to be the main contractor and system integrator of a large number of industrial and municipal wastewater, water treatment and power generation plants in the PRC. Specific services provided by this group include automated control system design, the operation and management of various wastewater, water and power generation projects. We also work with PACT which we believe to be the first wholly foreign owned engineering company in the PRC specializing in the design, manufacture and operation of industrial water and wastewater treatment plants, water purification/treatment stations and membrane separation equipment. We endeavor to introduce, develop, and promote new and advanced technologies, products, and appropriate technical developments from abroad.

We have also been cooperating with established technology companies and engage in systems and special projects in Programmable Logic Control, Telemetry unit, SCADA systems, Human Machine Interface Software and Sequential Event Recording.

Other Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment and power quality analyzers to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. In 2003, the Company began marketing an infrared imaging camera to transportation systems. Although not suitable for diagnostic purposes, it allows transportation systems to monitor passengers for high-body temperatures even during “peak” or rush hour periods.

The Company derived approximately 14.8%, 11.9% and 11.5% of its revenues from the sale of these Other Products during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.6%, 1.3% and 1.5% of its revenues from Technical Support Operation during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

Customers. During Fiscal 2003, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. During Fiscal 2003, the Nanjing Keyuan Control Engineering Co. Ltd. accounted for approximately 11% of the Company’s revenues. No other single customer accounted for more than 5% of the Company’s revenues during Fiscal 2003. The Company does not believe that any single customer or sub-distributor is material to its operations.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In 2004, a new turbidity meter, is to be offered. This facility produces the Infrared Photometric Oil Analyzer, together with the two types of specialized reagents have been the best customer accepted products from this plant.  Sale of the Infrared Photometric Oil Analyzer commenced in 2003. This plant also manufactures multi-function reactors, spectrophotometers, reagents for chemical oxygen demand and chlorine and silica measurement. , used in water-related testing, monitoring and treatment. The manufacturing plant moved to a larger facility in 2003 under a two-year lease expiring in April 2005. It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

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

Sources of Supply

The Company distributes products manufactured by a number of vendors, including Eurotherm, Hioki and Hach, which are the Company’s primary suppliers, see “- Business Overview”. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has written confirmation from Hach that the Company is Hach’s non-exclusive representative in the PRC, Hong Kong and Macau authorized to supply, install and commission Hach’s products and accessories.

The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. The Company’s agreement with Hach is terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: (1) development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own environment-related equipment (see “ – Product Assembly Operations”), (b) the expansion of its process engineering business through its own special projects and engineering department and cooperation with Pact, (c) potential acquisitions of manufacturing plants to expand our product-assembly operations and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects; and (2) the development of a strategic retail network to serve China (see “ – Sales and Marketing”).

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from SEPA, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. Despite this anticipated growth in monitoring stations, there can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “ – Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has implemented plans to assemble products of the kind that it presently distributes (see “ – Product Assembly Operations”). Assembly operations have developed to the stage where products are about to be presented to the market and the Company is in direct competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company, and that such a development would not materially adversely affect the Company’s core business.

During Fiscal 2003, Fiscal 2002 and Fiscal 2001, the Company’s gross profit margins were approximately 16.9%, 20.3% and 21.8%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation.

B2B Website

In Fiscal 2000, the Company established Chinah2o.com Ltd., a Hong Kong corporation. Through Chinah2o.com Ltd., the Company launched a bilingual Business-to-Business (“B2B”) internet platform in August 2000. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities.  The business and other activities generated by Chinah2o.com, Ltd. have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang and Wuhan. The Company has a marketing and sales force of 62 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2003 and Fiscal 2002.

Following the opening of our first retail shop in Shanghai in 2001, Euro Tech retail outlets are now found in a number of major cities in the PRC, specifically Beijing, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centres. The Company has found the eight existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of its competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans of approximately US$388,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurances that; these shops will continue to be economically viable, or that the Company will not sustain losses in connection with the loans to the shops; or that the shops will generate any significant revenues or profits for the Company. Also, similar shops may be established by its competitors and/or third parties. These shops were opened on the following dates:

Shanghai	April 2001
Beijing	October 2001
Chongqing	March 2002
Guangzhou	June 2002
Xi’An	July 2002
Wuhan	November 2002
Shenyang	December 2002

Item 4C.                              Organizational Structure

The Company presently wholly-owns Far East, which, in turn, wholly owns the following corporations:

•                  Euro Tech Trading (Shanghai) Limited – a People’s Republic of China corporation

•                  Euro Tech (China) Limited – a Hong Kong corporation

•                  Chinah2o.com Limited – a Hong Kong corporation

•                  Shanghai Euro Tech Limited – a People’s Republic of China corporation

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

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. The Company financed the purchase and, as of December 31, 2002, had paid in full the mortgage for this property. This property is now used as Chinah2o.com Ltd.’s office.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Wuhan, Shenyang and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The Beijing and Shanghai sales offices are situated on Company owned property. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$2,870 per month.

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

ITEM 5.                                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC.  The Company derived approximately 26% and approximately 74% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2003.  Net income increased approximately US$31,000, or 6%, in Fiscal 2003 to US$531,000, compared to US$500,000 in Fiscal 2002, primarily due to diversification into engineering and manufacturing and strengthening of the Company’s distribution and retail network and contributions from its engineering affiliates, Pact.

The Company continued to expand its trading business by expanding its regional sales efforts in the PRC and using the retail shops and online ordering in the PRC to sell the Company’s products.  The Company manufactures and sells its own developed products such as Infrared Photometric Oil Analyzer, turbidity instruments and spectrophotometers and assembles and sells the Total Organic Analyzer of O.I. Corporation.  The Company intends to assemble and/or manufacture additional products in the future and seek opportunities with its suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

The Company continued to accept more engineering projects in water and wastewater industries and also in power generation industries.  The Company intends to seek the acquisition of an engineering company and/or a system integrator or enter into a joint venture with a third party to work in connection with its process control and engineering department.

Item 5A.                              Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong
2001	72%	26%
2002	71%	29%
2003	74%	26%

Sales to customers situated in Macau and elsewhere in Fiscal 2001 through Fiscal 2003 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

Results from Operations

The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s Fiscal 2003, Fiscal 2002, Fiscal 2001, Fiscal 2000 and Fiscal 1999 years.

	Year Ended December 31,
	2003		2002		2001
Revenue	27,442	100%	23,497	100.0%	19,685	100.0%
Cost of revenue	22,805	83.1%	18,735	79.7%	15,396	78.2%
Gross Profit	4,637	16.9%	4,762	20.3%	4,289	21.8%
Selling and administrative expenses	4,108	15.0%	4,173	17.8%	3,734	19.0%
Income before income taxes	548	2.0%	616	2.6%	747	3.8%
Income taxes	108.4%		123	0.5%	163	0.8%
Share of equity in net income of affiliates	91.3%		7	0.0%	0	0.0%
Net income	531	1.9%	500	2.1%	584	3.0%

	Year Ended December 31,
	2000		1999
Revenue	15,010	100.0%	13,107	100.0%
Cost of revenue	11,467	76.4%	9,896	75.5%
Gross Profit	3,453	23.6%	3,211	24.5%
Selling and administrative expenses	3,301	22.0%	2,946	22.5%
Income before income taxes	452	3.0%	417	3.2%
Income taxes	94	0.6%	78	0.6%
Share of equity in net income of affiliates	0	0.0%	0	0.0%
Net income	358	2.4%	339	2.6%

Results of Operations

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$3,945,000 or 16.8% to approximately US$27,442,000 in Fiscal 2003 from approximately US$23,497,000 in Fiscal 2002. The increase was primarily due to the diversification into engineering and manufacturing and strengthening of the Company’s distribution and retail network and increase in PRC import business.

Gross profits decreased by approximately US$125,000 or 2.6% to approximately US$4,637,000 for Fiscal 2003 as compared to approximately US$4,762,000 for Fiscal 2002. During Fiscal 2003, the Company’s cost of revenue was approximately US$22,805,000, or 83.1% of revenue, in comparison to approximately US$18,735,000, or 79.7% of revenue for Fiscal 2002. Cost of revenue expressed as a percentage of revenue increased by 3.4% in Fiscal 2003 as compared with Fiscal 2002. The gross profit margin percentage decrease attributed to the fact that the Company had reduced the selling prices of some products to respond to increased competition and sold more low tech products through its retail shops, and the Company had an increase in import business and sales of non-exclusive distributed products of approximately US$2,500,000, which with a lower profit margin, during Fiscal 2003. The weakening of US$ against other foreign currencies also had an adverse impact on the gross margin percentage as the Company's sales were mainly denominated in US$, HK$ and RMB while some of the Company's cost of revenue were denominated in Japanese Yen, the Euro and Sterling Pound.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$4,108,000 in Fiscal 2003, a decrease of approximately US$65,000 or 1.6%

from approximately US$4,173,000 in Fiscal 2002. The decrease was primarily due to the decrease in provisions for the recoverability of advances to finance the operations of PRC retail shops.

Equity in Profit of affiliates. Equity in profit of affiliates increased by approximately US$84,000 or 1200% to approximately US$91,000 in Fiscal 2003 from approximately US$7,000 in Fiscal 2002.  The increase in equity in profit of affiliates was principally due to increase in net profits of Pact from approximately US$25,000 in Fiscal 2002 to approximately US$304,000 in Fiscal 2003.

Interest Income. Net interest income decreased by approximately US$5,000 or 27.8% to approximately US$13,000 in Fiscal 2003 from approximately US$18,000 for Fiscal 2002. Interest income decreased by approximately US$9,000 or 40.9% to approximately US$13,000 in Fiscal 2003 from approximately US$22,000 in Fiscal 2002. The decrease was primarily due to the general decline in the interest rates for bank deposits during the year. Interest expense decreased by approximately US$4,000 or 100% to approximately US$0 in Fiscal 2003 from approximately US$4,000 for Fiscal 2002. The decrease was because the Company has utilized the credit facilities under its banking arrangements during Fiscal 2002 but not during Fiscal 2003.

Other Income. Other income decreased by approximately US$3,000 or 33.3% to approximately US$6,000 in Fiscal 2003 from approximately US$9,000 in Fiscal 2002. The decrease in other income was principally due to decrease in rental income of US$19,000 which was offset by a decrease in exchange loss of approximately US$18,000.

Income Taxes. Taxes decreased by US$15,000 to approximately US$108,000 in Fiscal 2003 from approximately US$123,000 in Fiscal 2002. This decrease was primarily the result of reduced taxable profits, the utilization of tax losses brought forward and a decrease of valuation allowances.

Net Income. Income from continuing operations increased by approximately US$31,000 or 6% to approximately US$531,000 in Fiscal 2003 from approximately US$500,000 in Fiscal 2002. Although revenues increased, sales price reductions of some non-exclusive products and an increase in sales of low margin products resulted in a decrease in our gross profit. However, the Company managed to minimize selling expenses and offset the lowered sale prices of non-exclusive products and sales of lower margin production by its share of the profits of (approximately US$91,000) from Pact and achieved an increase in net income for Fiscal 2003.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$3,812,000 or 20.5% to approximately US$23,497,000 in Fiscal 2002 from approximately US$19,685,000 in Fiscal 2001. The increase was primarily due to the diversification and strengthening of the Company’s distribution network and increase in PRC import business.

Gross profits increased by approximately US$473,000 or 11.0% to approximately US$4,762,000 for Fiscal 2002 as compared to approximately US$4,289,000 for Fiscal 2001. This increase was attributable to the revenue increase in Fiscal 2002. During Fiscal 2002, the Company’s cost of revenue was approximately US$18,735,000, or 79.7% of revenue, in comparison to approximately US$15,396,000, or 78.2% of revenue for Fiscal 2001. Cost of revenue expressed as a percentage of revenue increased by 1.5% in Fiscal 2002 as compared with Fiscal 2001. The gross profit margin percentage decrease was attributed to the fact that the Company had reduced the selling prices of some products by approximately 5% to 11% to compete with other companies, including other non-exclusive distributors of the Company’s principal vendors, and the Company had an increase in import business of approximately US$2,800,000, which have a lower profit margin, during Fiscal 2002.

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

Income Taxes. Taxes decreased by US$40,000 to approximately US$123,000 in Fiscal 2002 from approximately US$163,000 in Fiscal 2001. The decrease was primarily due to the utilization of an accumulated tax loss brought forward. The decrease in effective tax rate from 21.8% in Fiscal 2001 to 19.7% in Fiscal 2002 was primarily due to the decrease of the valuation allowances.

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

Item 5B.                              Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2003 and Fiscal 2002 was approximately US$4,914,000 and US$4,363,000, respectively.

The Company generated net cash of approximately US$89,000 from operating activities on net income of approximately US$500,000 in Fiscal 2002. However, during Fiscal 2003, the Company used approximately $347,000 in its operating activities from its net income, using approximately $666,000 to fund bills receivable and fund an increase in inventories, resulting from the increase in revenues and the need to meet a greater level of sales, respectively, than in Fiscal 2002. At the end of Fiscal 2003 and Fiscal 2002, the Company’s accounts receivable were approximately US$4,283,000 and US$4,376,000, respectively.

The Company used approximately US$73,000 and US$416,000 for investing activities in Fiscal 2003 and Fiscal 2002, respectively. The Company used approximately US$74,000 to purchase facilities and equipment.

The Company used, US$0, approximately US$90,000 and US$317,000 in Fiscal 2003, Fiscal 2002 and Fiscal 2001 for financing activities, respectively. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,321,000. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company mortgage its properties as security for the credit facilities, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$3,173,000 at the end of Fiscal 2002 to approximately US$2,752,000 at the end of Fiscal 2003. The principal reasons for the decrease in cash were the increases in bills receivables of approximately US$666,000 and a decrease of accounts payable of approximately US$1,352,000. The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or environmental engineering company in the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable decreased from approximately US$4,376,000 at December 31, 2002 to approximately US$4,283,000 at December 31, 2003. The decrease is attributed to increases of bills receivables, in the form of a letter of credit, of approximately US$666,000.

The Company’s inventory increased from approximately US$1,964,000 at the end of Fiscal 2002 to approximately US$2,246,000 at the end of Fiscal 2003. The higher inventory level at the end of Fiscal 2003 was principally due to the need to maintain increased inventory levels in the retails shops to meet their increased level of sales.

The Company’s capital expenditures were approximately US$74,000 in Fiscal 2003. Capital expenditures during Fiscal 2003 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

Forward looking - anticipated future resources and uses of cash.

The Company has historically funded its working capital and capital expenditure needs from operations and available bank credit facilities, and expects to continue funding its 2004 working capital requirements from operations and available bank credit facilities.  The Company may use its funds to acquire other businesses, form strategic alliances with third parties, invest in product research and development, or expand its sales offices and retail shops or, with third parties, seek to acquire new products or businesses or form strategic alliances.  The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The annual rate of inflation in the PRC has declined significantly in recent years. In calendar years 2001, 2002 and 2003, the rates of inflation (deflation) were approximately 0.7%, (0.8%) and 1.2%, respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

Critical Accounting Policies

Revenue Recognition

Pursuant to the revenue recognition criteria set forth in Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104: “Revenue Recognition”, the Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. For certain products where installation is necessary, revenue is recognized upon completion of installation.

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

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”, (“EITF 00-21”) effective for arrangements entered into after June 15, 2003. EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes. The Company believes that the adoption of EITF 00-21 will not have a material effect on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (Revised) “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51” which was further revised in December 2003. FIN 46 requires that certain variable interest entities (VIE) be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIEs’ residual returns, or both. An entity is subject to FIN 46 and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. FIN 46-R is effective immediately for all new VIE’s created or acquired after January 31, 2003. For VIE’s created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. According to the requirements of FIN46 and FIN46-R, the Company has evaluated its relationship with the seven retail ships established in the PRC. The Company is concluded to be the primary beneficiary of these retail shops.  The Company is currently assessing the impact of this interpretation on its financial position and results of operations.  As of December 31, 2003, the Company’s maximum exposure to loss as a result of its involvement with these shops is equal to the advances to these entities, net with allowances, of approximately US$261,000.

Item 5C.                              Research and Development, Patents and Licenses

During Fiscal 2003, Fiscal 2002 and Fiscal 2001, the Company expensed approximately US$12,000, US$10,000 and US$20,000, respectively, on the development of an Infrared Photometric Oil Analyzer pursuant to its agreement with the Shanghai Institute Optics Instrument. See Item 4B. “Business Overview.” It is anticipated that an additional US$50,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2004.

Item 5D.                              Trend Information

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.                              Off Balance Sheet Arrangements

Not applicable.

Item 5F.                              Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	145,000	US$	108,000	US$	37,000	—	—

Total Contractual Cash Obligations	US$	145,000	US$	108,000	US$	37,000	—	—

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.                              Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	60	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	45	Director and Chief Financial Officer

Nancy Wong	55	Director

C.P. Kwan	45	Director

Alex Sham	40	Director

Y.K. Liang	74	Director

Ho Choi Chiu	72	Director

Wang Xu Hong	37	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. between 1971 and 1992. Since 1988, Mr. Leung has also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Masters degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

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

Nancy Wong has been a Director of the Company since its inception and a Director of Far East, and its Personnel Manager, since 1994. Ms. Wong has been with Far East since 1971. Ms. Wong is also Far East’s Chief Representative in China. During the last several years, Ms. Wong has played a pivotal role in Far East’s business expansion in China. Ms. Wong received a Bachelor of Science degree in Business Administration from the University of East Asia, Macau in 1989.

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

Ho Choi Chiu has been a director of the Company since October 2000. Mr. Ho is a certified public accountant, and senior partner in the accounting firm of C.C. Ho & Company, a firm that he has been associated with for more than the past five years.

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

The Company had two meetings of its Board of Directors during Fiscal 2003.

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

Item 6B.                              Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East for services rendered in all capacities to the Company and Far East during Fiscal 2003, Fiscal 2002 and Fiscal 2001 to the Chairman of the Board and Chief Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)

T.C. Leung, Chairman of the Board of	2003	100,000	18,449
Directors and Chief Executive Officer	2002	100,000	45,000
	2001	100,000	61,000

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

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in Mainland China. The Company contributes approximately 7% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2003, 2002 and 2001, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$137,000, US$131,000 and US$135,000, respectively.

Management Option Plan. The Company has authorized the issuance of Options to purchase up to an aggregate of 3,057,600 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and will expire on March 14, 2007.

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

Each of the following persons also received options under the Company’s 2000 and 2002 Officers and Directors Plans.

Name of Executive Officers and Directors	Shares Subject To Management Options	Per Share Exercise Price
		(US$)

T.C. Leung	1,638,000	2.5183
	764,400	1.8315

Alex Sham	83,629	2.5183
	43,680	1.8315

Jerry Wong	72,709	2.5183
	32,760	1.8315

Nancy Wong	61,880	2.5183
	16,380	1.8315

C.P. Kwan	49,140	2.5183
	16,380	1.8315

Wang Xu Hong	14,196	2.5183

All Executive Officers and Directors as a group (8 persons)	2,793,154	1.8315 – 2.5183	(1)

(1)          Price range.

Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 228,774 Management Options, all of which will be exercisable at US$2.5183 per share.

As of December 31, 2003, no Management Options had been exercised. At that date, none of the options were “in the money” although by their terms they are exercisable.

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

461,720 and 1,091,440 shares are authorized for issuance under the Employees Plan and the Officers Plans, respectively.

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

Names of Executive Officers and Directors	Shares Subject To the Officers Plans Options		Per Share Exercise Price
			(US$)
T.C. Leung	378,000	(1)	0.8786
	200,200	(2)	0.8681
	137,200	(2)	1.2286

Alex Sham	56,000	(1)	0.8786
	21,840	(2)	0.8681
	63,000	(2)	1.2286

Names of Executive Officers and Directors	Shares Subject To the Officers Plans Options		Per Share Exercise Price
			(US$)

Jerry Wong	42,000	(1)	0.8786
	18,200	(2)	0.8681
	35,000	(2)	1.2286

Nancy Wong	28,000	(1)	0.8786
	14,560	(2)	0.8681
	15,400	(2)	1.2286

C.P. Kwan	28,000	(1)	0.8786
	10,920	(2)	0.8681
	15,120	(2)	1.2286

Wang Xu Hong	28,000	(1)	0.8786
	7,280	(3)	0.8681
	21,000	(3)	1.2286

All executive officers and Directors as a group	1,119,720		0.8681 – 1.2286	(4)

(1)                    Granted pursuant to the 2002 Officers and Directors Plan.

(2)                    Granted pursuant to the 2000 Officers and Directors Plan.

(3)                    Granted pursuant to the 2000 Employees Plan.

(4)                    Price range.

The foregoing options will expire in August 2010.

Pursuant to its 2000 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 265,720 of its Ordinary Shares exercisable at a price of US$0.8681 per share for a ten year term expiring in February 2011.

Pursuant to its 2002 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 140,000 of its Ordinary Shares exercisable at a price of US$1.1427 per share for a ten year term expiring in April 2012.

At December 31, 2003, no options had been exercised.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2003.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	4,575,088	1.87	3,535,350	2.12	3,535,350	2.12
Granted	—	—	1,087,240	1.03	—	—
Cancelled	—	—	(47,502)	(1.51)	—	—

Outstanding, end of year	4,575,088	1.87	4,575,088	1.87	3,535,350	2.12

Exercisable, end of year	4,575,088	1.87	4,001,928	2.01	3,535,350	2.12

As of December 31, 2003, the options outstanding and exercisable had exercise prices in the range of US$0.8681 to US$2.5183 and a weighted average unexpired life of approximately 4.7 years.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair values of stock options at date of grant of $2.34 per option for the year ended December 31,  2002, were estimated using the Black-Scholes option pricing model with the following assumptions. There were no options granted during the year ended December 31, 2003.

	2003	2002	2001
Risk-free interest rate	—	4.3%	—
Expected dividend yield	—	0%	—
Expected option life	—	5.7 years	—
Expected stock price volatility	—	177%	—

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	As of December 31,
	2003		2002		2001
	US$		US$		US$
	(amounts expressed in thousands, except share and per share data)

Net income as reported	531		500		584
Less: Stock compensation expense determined under the fair value method, net of tax	(332)		(779)		(259)

Pro forma net income/(loss)	199		(279)		325

Income/(loss) per share:

Basic and diluted, as reported	US$	0.12	US$	0.11	US$	0.13

Basic and diluted, pro forma	US$	0.04	US$	(0.06)	US$	0.07

Item 6C.                              Board Practices

The term of each of the Company’s eight directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. All of the Company’s eight directors were elected at the Company’s last annual meeting of shareholders in August 2003.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2003, the Audit Committee met five (5) times being attended by all members.

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•                                          reviews the Company’s auditing, accounting and financial reporting process;

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

•                                          reviews, before release, the audited financial statements and operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval;

•                                          provide an open avenue of communication among the Company’s independent auditors, financial and senior management, the internal audit function and the Board of Directors;

•                                          review and update the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce same and that this Code complies with all applicable rules and regulations;

•                                          ensure that the Company’s management and auditors assess current financial reporting issues and practices; and

•                                          review and pre-approve both audit and non-audit services to be provided by the Company’s auditors.

The Audit Committee is currently composed of T.C. Leung, Y.K. Liang and Ho Choi Chiu. The Board has determined that the membership of the Audit Committee meets the independence requirements of the NASDAQ listing standards and the applicable rules and regulations of the SEC.

Item 6D.                              Employees

The Company has approximately 125 full-time employees. At December 31, 2003, 2002 and 2001, staffing levels were approximately as follows:

	2003	2002	2001
Marketing and sales	62	54	44
Administrative	40	36	30
Technical	23	20	18
Total full time employees	125	110	92

The Company’s management consists of its officers and directors.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good.

Item 6E.                              Share Ownership

With respect to the share ownership of the directors and senior management of the Company, reference is made to Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7.                                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.                              Major Shareholders

The following table sets forth, as of June 1, 2004, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung(1)(2)	5,466,162	73.8%

Pearl Venture Ltd.(1)(2)	2,055,716	47.9%

Alex Sham(3)	298,725	6.6%

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

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

Jerry Wong(3)	203,869	4.5%

Nancy Wong(3)	166,796	3.8%

C.P. Kwan(3)	257,472	5.8%

Y.K. Liang(3)	0	—

Wang Xu Hong(3)	70,476	1.6%

Ho Choi Chiu(3)	0	—

Yeung Kai Tai(4)	228,186	5.3%

All Executive Officers And Directors of the Company as a group (8 persons)(3)	6,463,500	78.8%

Item 7B.                              Related Party Transactions

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2004. The related companies with which the Company has engaged in material transactions are Eurotherm and Armtison Limited (“Armtison”). During Fiscal 2003, 2002 and 2001, the Company made sales to Eurotherm of approximately US$43,000, US$33,000 and US$30,000, respectively. During Fiscal 2003, 2002 and 2001, the Company made purchases from Armtison of approximately US$4,000, US$33,000, US$68,000, respectively and from Eurotherm of approximately US$7,219,000, US$2,800,000 and US$2,114,000 respectively. Additionally, during Fiscal 2003, 2002 and 2001, the Company paid approximately US$33,000, US$45,000, and US$46,000, respectively to Armtison for office space rentals, and approximately US$29,000, US$27,000 and US$27,000 in management fees to Eurotherm to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$34,000 per year from Eurotherm for office space rentals. The payments to Armtison and Eurotherm were based on actual

(3)                                  Gives effect to the exercise of Management Options and 2000 Officers and Directors Plan, 2000 Employees Plan and 2002 Officers and Directors Plan Options owned of record by such persons and which have vested or will vest within six (6) months of the date of this Report. See Item 6B. “Compensation.”

(4)                                  The address for Yeung Kai Tai is 37-37A Jordan Road, 4th Floor, Doubleset Commercial Centre, Kowloon, Hong Kong.  The number of shares for Yeung Kai Tai is based upon his filings with the SEC without further inquiry by the Company.

office space usage and the time cost of personnel used, respectively. At the end of Fiscal 2003, the Company was obligated to Eurotherm for approximately US$1,330,000 for normal trade indebtedness. This indebtedness is repayable on normal trading terms, is unsecured and does not bear interest. T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer is also a director of Eurotherm. During Fiscal 2004 and for the foreseeable future, the Company has continued and expects to continue to:

•                                          make sales to Eurotherm;

•                                          make purchases from Armtison and Eurotherm;

•                                          lease facilities from Armtison;

•                                          pay management fees to Eurotherm; and

•                                          lease facilities to Eurotherm.

As of December 31, 2003 and 2002, approximately US$261,000 and US$283,000, respectively of other current assets represent advances to certain PRC employees of the Company. The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in PRC by the employees to sell the Company’s products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During Fiscal 2003 and Fiscal 2002, allowance for doubtful debt in respect of such advances of US$45,000 and US$89,000, respectively, were made. The Company does not account for the related sales to these retail ships until the inventories are sold to third parties.

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

The high and low prices for the Ordinary Shares in the periods indicated are, as supplied by NASDAQ, as follows:

Years Ended December 31,	Low	High
	US$	US$
1999	0.2003	1.9231
2000	0.3777	8.3791
2001	0.4293	1.6857
2002	0.5786	1.3707
2003	0.6500	3.7143

Quarters Ended	Low	High
	US$	US$
March 31, 2002	0.7500	1.3214
June 30, 2002	0.7357	1.2143
September 30, 2002	0.8571	1.3707
December 31, 2002	0.5786	1.0714
March 31, 2003	0.6500	1.5714
June 30, 2003	0.7571	1.2714
September 30, 2003	0.7857	3.7143
December 31, 2003	1.4000	2.1000
March 31, 2003	1.4000	10.9900

Period	Low	High
	US$	US$
From April 1, 2004 to June 10, 2004	3.2500	8.1000

The Following Months	Low	High
	US$	US$
January 2004	1.7800	2.3800
February 2004	1.4000	2.2000
March 2004	1.7000	10.9900
April 2004	3.8500	8.1000
May 2004	3.2500	4.5400

The Ordinary Shares were held by approximately 42 holders of record as of June 23, 2004. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

Item 9B.                              Plan of Distribution

Not Applicable.

Item 9C.                              Selling Shareholders

Not Applicable.

Item 9D.                              Dilution

Not Applicable.

Item 9E.                              Expenses Of The Issue

Not Applicable.

ITEM 10.                           ADDITIONAL INFORMATION

Item 10A.                       Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of May 31, 2004, there were 4,289,782 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. All of the Company’s shares of capital stock have a par value of US$.01 per share.

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

Board of Directors. The business and affairs of the Company are managed by the directors who may exercise all such powers of the Company as are not by BVI law or by the Company’s Articles reserved to the shareholders of the Company.

Item 10C.                       Material Contracts

During Fiscal 2003, the Company’s contract with O.I. Corporation (“O.I.”) permitting the Company to assemble O.I.’s Total Organic Analyzer remained in effect. See Item 4B. “Business Overview – Product Assembly Operations.”

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

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited, and ChinaH2o.com Limited, pay the Hong Kong profits tax at a rate of 17.5% on their income for financial reporting purposes, after adjustments for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC enterprise income tax of 15% for two years starting from their first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2003, SET is still exempted from the PRC enterprise income tax as it had an assessable loss of US$28,531 for the current year.

The Company’s effective tax rates for Fiscal 2003, Fiscal 2002 and Fiscal 2001 were 19.7%, 19.7% and 21.8%, respectively.  Weighted average statutory tax rates of 20.1%, 15.7% and 16% were in effect for Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively. Principal adjustments to this statutory tax rate were valuation allowances of (0.8%), 2.1% and 4.9% during Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

Income taxes represent current Hong Kong profits tax applied at 16% for subsidiaries incorporated in Hong Kong for the years ended December 31, 2002 and 2001. During 2003, Hong Kong enacted a change in the profits tax rate to 17.5% for 2003 and 2004. PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2003. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$145,395 and US$173,926, respectively as of December 31, 2003 and 2002.

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

Foreign Currency Risks

The Company is exposed to risk from changing foreign currency exchange rates. The Company’s sales are denominated either in HK dollar or RMB. The majority of the Company’s expenses and cost of revenue are denominated in HK dollars, followed by RMB, U.S dollars, Japanese yen and the Euro. The Company is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, HK dollar,  RMB,

Japanese yen and the Euro. The Company does not currently hedge its foreign exchange positions. Any material increase in the value of the HK dollar, RMB, Japanese yen and the Euro relative to the U.S. dollar would increase the Company’s expenses and cost of revenue and therefore would have a material adverse effect on the Company’s business, financial condition and results of operations.

Inflation

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2003. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

ITEM 12.                           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.                           DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                           MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                           CONTROLS AND PROCEDURES

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act, as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in relating to us, including our consolidated subsidiaries, that is required to be included in our reports filed or submitted under the Exchange Act.

(b)                                 Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16.                           [RESERVED]

Item 16A.                       Audit Committee Financial Expert

The Committee includes two non-employee directors who meet the independence and financial expert requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.

Item 16B.                       Code Of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us.  The Company agrees to undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.                       Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers our principal external auditors. For the periods indicated.

	For the Year Ended December, 31
	2002		2003
Audit fees(4)	US$	66,300	US$	63,500

Audit-related fees(5)	US$	—	US$	—

Tax fees(6)	US$	3,800	US$	3,800

All other fees	US$	—	US$	—

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services.  Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories.  Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

Item 16D.                       Exemptions From Listing Standards

In November of 2003, NASDAQ adopted amendments to its corporate governance rules.  For foreign private issuers, such as the Company, full compliance with those rules is not required until July 31, 2005 and disclosures are required to be made in the Company’s annual reports, to be filed for its fiscal year ending December 31, 2005 and for subsequent years.

The Company is a “controlled Company” as defined in NASDAQ’s corporate governance rules as a majority of our shares are owned by a “control group” consisting of T.C. Leung, Pearl Venture Ltd. and Regent Earnings Limited, who have disclosed their “control group” status in their filings with the Commission.  So long as that “controlled company” status remains in effect, the Company will be exempt from certain of NASDAQ corporate governance rules that, including among other things, would require; (a) a majority of our directors be independent;

Table of Contents

(4)                                  “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(5)                                  “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2002 and 2003.

(6)                                  “Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(b) the compensation of our chief executive officer be determined or recommended by independent directors; and (c) director nominations be determined or recommended by independent directors.

The Company believes it is in compliance with NASDAQ’s corporate governance rules as in effect and intends to comply with the changes to said rules no later than the date that they become effective.

PART III

ITEM 17.                           FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                           FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.                           EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.2	Management Stock Option Plan (1)

4.3	Agreement with Shanghai Institute of Optics Instruments (2)

4.4	Agreement with Hach Company, Inc. (2)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.9	Letters to the Securities and Exchange Commission pursuant to Temporary Note 3T 60 Article 3 of Regulation S-X (5)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

8.1	List of Subsidiaries (3)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (8)

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (8)

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

(8)                                  Filed herewith.

EURO TECH HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002 AND

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

TOGETHER WITH INDEPENDENT AUDITORS’ REPORTS

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Euro Tech Holdings Company Limited and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of Euro Tech Holdings Company Limited and subsidiaries for the year ended December 2001, were audited by other independent public accountants who have ceased operations. Those independent public accountants expressed an unqualified opinion on those financial statements in their report dated May 24, 2002.

/s/ PricewaterhouseCoopers

Hong Kong,

June 25, 2004

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY

ARTHUR ANDERSEN & CO AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN & CO

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF EURO TECH HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of EuroTech Holdings Company Limited (the “Company”), incorporated in the British Virgin Islands, and subsidiaries (the “Group”) as of December 31, 2000* and 2001*, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 1999*, 2000* and 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of the Group as of December 31, 2000* and 2001*, and the results of its operations and cash flows for the years ended December 31, 1999*, 2000* and 2001 in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO

Certified Public Accountants

Hong Kong,

May 24, 2002

*                 The Company’s consolidated balance sheets as of December 31, 2000 and 2001, consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 1999 and 2000 are not included in this report as they are not required.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Note	2003	2002
		US$’000	US$’000

		(except for shares and per share data)
Assets

Current assets:
Cash and cash equivalents		2,752	3,173
Accounts receivable, net	5	4,283	4,376
Bills receivable		1,068	402
Prepayments and other current assets	15	615	448
Inventories, net	6	2,246	1,964
Taxation recoverable		15	—
Amount due from a related company	15	—	2
Total current assets		10,979	10,365

Property, plant and equipment, net	7 & 17	1,849	1,965

Investments in affiliates	8	434	343

Deferred tax assets	4	46	43

Total assets		13,308	12,716

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,178	4,530
Bills payable		356	147
Due to related companies	15	1,330	666
Other payables and accrued expenses	9	1,173	624
Taxation payable		28	35
Total current liabilities		6,065	6,002

Commitments and contingencies	16	—	—

Shareholders’ equity:
Common stock, par value $0.01 each, 20,000,000 (2002: 20,000,000) shares authorized; 4,516,883 (2002: 4,516,883) shares issued and outstanding	10	45	32
Additional paid-in capital		2,202	2,049
Warrants	11	—	166
Treasury stock, 227,101 (2002: 227,101) shares at cost	12	(237)	(237)
Accumulated other comprehensive loss		(26)	(24)
Retained earnings		5,259	4,728
Total shareholders’ equity		7,243	6,714

Total liabilities and shareholders’ equity		13,308	12,716

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Note	2003		2002		2001
		US$’000		US$’000		US$’000

		(except for shares and per share data)

Revenue	17	27,442		23,497		19,685
Cost of revenue		(22,805)		(18,735)		(15,396)
Gross profit		4,637		4,762		4,289
Selling and administrative expenses		(4,108)		(4,173)		(3,734)
Operating income		529		589		555
Interest income		13		18		66
Other income, net	3	6		9		126
Income before income taxes		548		616		747

Income taxes	4	(108)		(123)		(163)

Equity in profit of affiliates, net of taxes		91		7		—
Net income		531		500		584
Foreign currency translation adjustment		(2)		8		(35)
Comprehensive income		529		508		549

Net income per common share
• Basic		US$	0.12	US$	0.11	US$	0.13

• Diluted		US$	0.12	US$	0.11	US$	0.13
Weighted average number of common shares outstanding
• Basic		4,516,883		4,516,883		4,516,883

• Diluted		4,516,883		4,516,883		4,516,883

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003		2002		2001
	US$’000		US$’000		US$’000
Cash flows from operating activities:
Net income	531		500		584
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	190		163		201
Gain on disposal of property, plant and equipment	(1)		(3)		—
Equity in profit of affiliates, net of taxes	(91)		(7)		—
(Increase) decrease in assets:
Accounts receivable, net	93		(1,659)		(220)
Bills receivable	(666)		267		(475)
Prepayments and other current assets	(153)		(92)		(147)
Inventories, net	(282)		39		(1,058)
Taxation recoverable	(15)		—		—
Amount due from a related company	2		(2)		—
Deferred tax assets	(3)		(43)		—
Increase (decrease) in liabilities:
Accounts payable	(1,352)		1,172		1,371
Bills payable	209		10		(720)
Due to related companies	664		326		85
Other payables and accrued expenses	534		(526)		269
Taxation payable	(7)		(63)		50
Net cash (used in)/provided by operating activities	(347)		82		(60)
Cash flows from investing activities:
Sales proceeds on disposal of property, plant and equipment	1		—		—
Purchase of property, plant and equipment	(74)		(81)		—
Investments in affiliates	—		(335)		—
Net cash used in investing activities	(73)		(416)		—
Cash flows from financing activities:
Repayment of long-term bank loan	—		(90)		(96)
Purchase of treasury stock	—		—		(221)
Net cash used in financing activities	—		(90)		(317)
Effect of exchange rate changes on cash and cash equivalents	(1)		46		(35)
Net decrease in cash and cash equivalents	(421)		(378)		(412)
Cash and cash equivalents, beginning of year	3,173		3,551		3,963
Cash and cash equivalents, end of year	2,752		3,173		3,551
Supplementary information
Interest received	US$	13	US$	22	US$	81
Interest paid	US$	—	US$	4	US$	15
Income taxes paid	US$	134	US$	229	US$	113

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Number of common stock	Common stock	Additional paid-in capital	Warrants	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January1, 2000	4,516,883	25	2,050	172	(16)	3	3,644	5,878

Net income	—	—	—	—	—	—	584	584
Purchase of treasury stock	—	—	—	—	(221)	—	—	(221)
Stock split effected in the form of a dividend	—	7	(7)	—	—	—	—	—
Foreign exchange translation adjustment	—	—	—	—	—	(35)	—	(35)
Balance as of December 31, 2001	4,516,883	32	2,043	172	(237)	(32)	4,228	6,206

Net income	—	—	—	—	—	—	500	500
Foreign exchange translation adjustment	—	—	—	—	—	8	—	8
Expiration of warrants	—	—	6	(6)	—	—	—	—
Balance as of December 31, 2002	4,516,883	32	2,049	166	(237)	(24)	4,728	6,714

Net income	—	—	—	—	—	—	531	531
Stock split effected in the form of a dividend	—	13	(13)	—	—	—	—	—
Foreign exchange translation adjustment	—	—	—	—	—	(2)		(2)
Expiration of warrants	—	—	166	(166)	—	—	—	—
Balance as of December 31, 2003	4,516,883	45	2,202	—	(237)	(26)	5,259	7,243

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organization and principal activities

Euro Tech Holdings Company Limited (the Company”) was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech (Far East) Limited (“Far East”) is the principal operating subsidiary of the holding company.  It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People’s Republic of China (the “PRC”).

Details of the holding company’s subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to group companies

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Affiliates:

Yixing Pact Environmental Technology Co., Ltd	30%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	30%	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

2                                         Summary of significant accounting policies

(a)                             Basis of Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries (the “Group”).  Investments in 20% to 50% owned affiliates of which the Company can exercise significant influence over operating and financial policies are accounted for using the equity method of accounting.  All material intra-group balances and transactions have been eliminated on consolidation.

(b)                             Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)                             Revenue Recognition

The Group’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company recognizes revenue when the product is delivered and the title is transferred.  For certain products where installation is necessary, revenue is recognized upon completion of installation. For revenue earned from customer support services, which represents a minor percentage of total revenues, it is recognized when such services are provided.

(d)                             Taxation

The Group accounts for income tax under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the accounts or tax returns.

Deferred income taxes are provided using the liability method.  Under the liability method, deferred income taxes are recognized for the tax effects of temporary differences between the tax and accounting bases of assets and liabilities and for credit and loss carryforwards.  To the extent that a deferred tax asset will more likely than not go unrealised, a valuation allowance is recognised.

(e)                             Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(f)                               Inventories

Inventories are stated at the lower of cost, on the first-in, first-out method, or net realizable value.  Costs include purchase and related costs incurred in bringing each product to its present location and condition.  Net realizable value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal.  Provision is made for obsolete, slow moving or defective items, where appropriate.

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

The Group accounts for long-lived assets in accordance with SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.

The Group adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” on January 1, 2002 which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  There were no impairment losses recorded during each of the three years ended December 31, 2003.

(h)                            Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expenses on the straight-line basis over the period of the relevant leases.

(i)                               Goodwill

The Group adopted SFAS No.142: “Goodwill and other intangible assets” on January 1, 2002 which requires the Group to cease amortizing goodwill, assess the possible impairment of goodwill existing at the date of adoption and perform a subsequent impairment test on an annual basis.

(j)                               Foreign Currency Translation

The Group maintains its books and records in United States dollars.  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”).  Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates.  Gains or losses from foreign currency transactions are recognized in the statements of income and comprehensive income during the year in which they occur.  Translation adjustments on subsidiaries’ equity are included as cumulative translation adjustments.

(k)                           Comprehensive Income

The Group has adopted SFAS No. 130:  “Reporting Comprehensive Income,” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the accounts for the period in which they are recognized.  The Group has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the statements of income and comprehensive income.

(l)                               Net income per Common Share

Net income per common share is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income by the weighted average number of shares of common stock outstanding during the period.  There is no difference between basic and diluted earnings per share as the exercise prices of the redeemable warrants and stock options outstanding were higher than the average market prices of the common stock for the years ended December 31, 2003, 2002 and 2001 and therefore the effect of including such items in the calculation of earnings per share would have been anti-dilutive.

(m)                         Stock-based Compensation

In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for stock options and shares issued to employees.  Under APB 25, compensation expense, if any, is recognized as the excess of the estimated fair value of the ordinary shares over the exercise price on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. The Group discloses the effect on net income and earnings per share as if the Group had applied the fair value recognition provision in accordance with SFAS No. 123 in Note 13.

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

(p)                             Related Parties

Entities are considered to be related to the Group if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Group.  Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.  A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party

(q)                             Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity.  In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not believe that this interpretation will have a material effect, if any, on the Group’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force issued EITF Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”, (“EITF 00-21”) effective for arrangements entered into after June 15, 2003.  EITF 00-21 defines units of accounting for arrangements with multiple deliverables resulting in revenue being allocated over the units of accounting for revenue recognition purposes.  The Group believes that the adoption of EITF 00-21 will not have a material effect on the Group’s financial position or results of operations.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities-an Interpretation of ARB No.51 which was further revised in December 2003.  FIN 46 requires that certain variable interest entities (“VIE”) be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both.  An entity is subject to FIN 46 and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity.  FIN 46-R is effective immediately for all new VIE’s created or acquired after January 31, 2003.  For VIE’s created or acquired prior to February 1, 2003, the provisions of this interpretation must be applied for the first interim or annual period beginning after June 15, 2003.  According to the requirements of FIN46 and FIN46-R, the Group has evaluated its relationship with the seven retail shops established in the PRC.  The Company is concluded to be the primary beneficiary of these retail shops.  The Group is currently assessing the impact of this interpretation on its financial position and results of operations.  As of December 31, 2003, the Group’s maximum exposure to loss as a result of its involvement with these shops is equal to the advances to these entities, net with allowances, of approximately US$261,000.

3              Other income, net

	2003	2002	2001
	US$’000	US$’000	US$’000

Gain on disposal of property, plant and equipment	1	3	—
Exchange (loss)/gain, net	(35)	(53)	80
Rental income	40	59	46
	6	9	126

4              Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provide for Hong Kong profits tax at a rate of 17.5% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited, (“SET”), a subsidiary of the Company, is exempted from the PRC enterprise income tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.  As of December 31, 2003, SET is still exempted from the PRC enterprise income tax as it had an assessable loss of US$28,531 for the current year.

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

	2003	2002	2001

Weighted average statutory tax rate	20.1%	15.7%	16.0%
Change in valuation allowances	(0.8)%	2.1%	4.9%
Overprovision for income tax in prior years	(1.7)%	—	—
Others	2.1%	1.9%	0.9%
Effective tax rate	19.7%	19.7%	21.8%

Income taxes represent current Hong Kong profits tax applied at 16% for subsidiaries incorporated in Hong Kong for the years ended December 31, 2002 and 2001, Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the year of 2003.  In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.  PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2003  Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$145,395 and US$173,926, respectively as of December 31, 2003 and 2002.

The components of deferred tax assets are as follows:

	2003	2002
	US$’000	US$’000

Deferred tax assets arising from tax losses	71	81
Deferred tax liabilities arising from temporary difference	(3)	(12)
Less: Valuation allowances	(22)	(26)
Net deferred tax assets	46	43

5              Accounts receivable

	2003	2002
	US$’000	US$’000

Trade receivables	4,302	4,392
Less: Allowance for doubtful debts	(19)	(16)
	4,283	4,376

6              Inventories, net

	2003	2002
	US$’000	US$’000

Raw materials	28	44
Finished goods	2,218	1,920
	2,246	1,964

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2003, 2002 and 2001, provision for obsolete and slow moving inventories amounted to US$10,171, US$25,445 and US$38,883, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

7              Property, plant and equipment

	2003	2002
	US$’000	US$’000

Office premises	2,271	2,271
Leasehold improvements	63	49
Furniture, fixtures and office equipment	488	428
Motor vehicles	126	126
Testing equipment	54	54
	3,002	2,928

Less: Accumulated depreciation	(1,153)	(963)
	1,849	1,965

As of December 31, 2002, office premises with a total net book value of US$979,600, were pledged to secure certain banking facilities of the Group.  As of December 31, 2003, legal charges over office premises had been released

8              Investments in affiliates

During the year ended December 31, 2002, the Group acquired 30% equity interests in Yixing Pact Environmental Technology Co., Ltd, a company incorporated in the PRC, and Pact Asia Pacific Limited, a company incorporate in British Virgin Island, from an independent third party for a total consideration of US$335,000.  The Group believed that the business of these two investments was complementary to the Group’s business as the Group continued to focus on sales and marketing of other products. The Group believed that by aligning itself with an engineering firm, such as these affiliates, it was able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Details of these affiliates are disclosed in Note 1.  Investments in these affiliates are accounted for using the equity method of accounting.

The excess of purchase price over the underlying fair value of equity in net assets of the investees is considered goodwill and amounted to US$215,000. The Group did not recognize any separately identifiable intangible assets under the criteria prescribed in SFAS No. 141 “Business Combinations” pursuant to the acquisition.  This equity method goodwill is not amortized, and the investment is tested annually for impairment. As of December 31, 2003 and 2002, the Group does not believe the investments were impaired.

A summary of combined financial information of the affiliates is set forth below:

	2003	2002
Balance Sheet:	US$’000	US$’000

Current assets	942	650

Non-current assets	44	50

Total assets	986	700

Current and total liabilities	(414)	(432)

Total shareholders’ equity	572	268

	2003	2002
Operating results:	US$’000	US$’000

Net sales	1,995	962

Operating profits	348	25

Net profits	304	25

The above table represents the combined financial information of entities in which the Group has an investment accounted for using the equity method of accounting.  These amounts are not the amounts reflected on the Group’s accompanying consolidated financial statements.  Consistent with the Group's accounting policy for investments accounted for using the equity method of accounting, as described in Note 2(a), the Group has recorded approximately US$91,000 of equity in profit of affiliates, net of taxes, in the accompanying consolidated statements of income and comprehensive income, representing the Group's share in the affiliates.  Similarly, the Group has included approximately US$434,000 in “Investment in affiliates” on the accompanying consolidated balance sheet, representing the Group's investment in the affiliates.

9              Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

10           Common stock

In August 2001, the Company effected a three-for-ten stock split in the form of a dividend, creating approximately 1,042,000 new ordinary shares of common stock of US$0.01 each.

In September 2003, the Company paid a dividend in the form of 1,290,517 ordinary shares of common stock of US$0.01 each, payable at the ratio of four shares of stock per ten shares of stock of the Company.

The effect of the above has been reflected retroactively in the accounts and the net income per common share computations.

11           Warrants

A total of 2,620,800 warrants were issued in 1997, which comprised 1,076,400 public warrants, 1,450,800 private warrants and 93,600 underwriting warrants issued under the Company’s warrants plan.

Each public and private warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$3.52 during the period from March 14, 1998 to March 14, 2003.  Each underwriter warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$5.29 during the period from March 14 1998 to March 14, 2002.  If the closing bid price of the Company’s common stocks is above US$5.4487 for twenty consecutive days, the Company has the right to redeem the warrants at the price of US$0.10 each. For the years ended December 31, 2003, 2002 and 2001, no warrants were exercised or redeemed and all the remaining unexercised warrants expired on March 14, 2003.

12           Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 227,500 shares, but not to exceed US$281,250 in value, of the Company’s common stock could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 24,297 shares and 202,804 shares of common stock during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively.  There was no reissuance of treasury stock during each of the three years ended December 31, 2003.

13           Stock options

(i)             Management Options Plan

A total of 3,057,600 shares of common stock have been reserved for issuance under the Company’s management option plan (the “Management Options”).  The Management Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 2,902,536 shares of common stock. The exercise price of the options granted was US$ 1.8315 per share for 873,600 of such options and US$ 2.5183 per share for the remaining 2,028,936.  During the year ended December 31, 2000, 24,024 options with the exercise price of US$ 2.5183 were cancelled.  During the same year, the Company further granted 161,798 options under the Management Options with the exercise price of US$ 2.5183 per share to its officers, directors and employees, which allowed them to purchase up to 161,798 shares of common stock. The options vested for a period of one year and will expire in March 2007.  During the year ended December 31, 2002, 18,382 options with the exercise price of US$2.58183 were cancelled. During the year ended December 31, 2003, no options were exercised, cancelled or granted.

(ii)          2000 Stock Option Plan

A total of 797,160 shares of common stock have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”).  The 2000 Stock Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 495,040 shares of common stock.  The exercise price of all options granted is US$ 0.8681 per share. During the year ended December 31, 2002, 29,120 options with exercise price of US$0.8681 were cancelled. The Company further granted 318,500 options and 12,740 options under the 2000 Stock Options with an exercise price of US$1.2286 and US$1.0214 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 331,240 shares of common stock.  The options vested within a six-month to one-year period and will expire in August 2010.  During the year ended December 31, 2003, no options were exercised, cancelled or granted.

(iii)       2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 196,000 shares and 560,000 shares of common stock have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively.  Both 2002 Employee Stock Options and the 2002 D&O Stock Options provide for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  During the year ended December 31, 2002, the Company granted such options to its employees and officers and directors under the 2002 Employee Stock Options and the 2002 D&O Stock Options, which allow them to purchase up to 196,000 and 560,000 shares of common stock at an exercise price of US$ 1.1427 and US$ 0.8786, respectively. The options vested for a period of a six-month period and will expire in April 2012 and November 2012, respectively.  During the years ended December 31, 2003 and 2002, no options had been exercised.

Changes in outstanding options under various plans mentioned above were as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	4,575,088	1.87	3,535,350	2.12	3,535,350	2.12
Granted	—	—	1,087,240	1.03	—	—
Cancelled	—	—	(47,502)	(1.51)	—	—
Outstanding, end of year	4,575,088	1.87	4,575,088	1.87	3,535,350	2.12

Exercisable, end of year	4,575,088	1.87	4,001,928	2.01	3,535,350	2.12

As of December 31, 2003, the options outstanding and exercisable had exercise prices in the range of US$0.8681 to US$2.5183 and a weighted average unexpired life of approximately 4.7 years.

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Options and the 2002 D&O Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair value of stock options at date of grant of $2.34 per option for the year ended December 31, 2002, was estimated using the Black-Scholes option pricing model with the following assumptions.  There were no options granted during the year ended December 31, 2003 and 2001.

	2003	2002	2001

Risk-free interest rate	—	4.3%	—
Expected dividend yield	—	0%	—
Expected option life	—	5.7 years	—
Expected stock price volatility	—	177%	—

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

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	2003		2002		2001
	US$’000		US$’000		US$’000

Net income as reported	531		500		584
Less: Stock compensation expense determined under the fair value method, net of tax	(332)		(779)		(259)
Pro forma net income/(loss)	199		(279)		325

Income/(loss) per share:

Basic and diluted, as reported	US$	0.12	US$	0.11	US$	0.13

Basic and diluted, pro forma	US$	0.04	US$	(0.06)	US$	0.07

14           Pension plan

Prior to December 1, 2000, the Group had only one defined contribution pension plan for all its Hong Kong employees.  Under this plan, all employees were entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by the Group, depending on their years of service with the Group.  The Group was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, the Group and its employees who joined the Group subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation.  Contributions of both the Group and its employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation.  The Group and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China.  The Group contributes approximately 7% (2002 and 2001 - 7%) of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2003, 2002 and 2001, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$137,000, US$131,000 and US$135,000, respectively.

15           Related party transactions

(i)            The transactions with related parties are summarized as follows:

	2003	2002	2001
	US$’000	US$’000	US$’000

Sale of goods to Eurotherm Limited	43	33	30

Purchase of goods from
• Armtison Limited	4	33	68
• Action Instruments (China) Limited	10	9	7
• Eurotherm Limited	7,219	2,800	2,114

Interest income on trade receivables earned from Armtison Limited	3	5	10

Interest income from advances to employees	—	—	1

Rental income for office premises earned from Eurotherm Limited	34	34	34

Rental expenses for office premises charged by Armtison Limited	33	45	46

Management fees charged by Eurotherm Limited	29	27	27

Management fees received from Pact Asia Pacific Ltd	9	2	—

(ii)           Details of the amount due from/to related companies are as follows:

Details of amount due from a related company:

	2003	2002
	US$’000	US$’000

Regent Earnings Limited	—	2

Details of amounts due to related companies:

	2003	2002
	US$’000	US$’000

Armtison Limited	—	2
Action Instruments (China) Limited	—	2
Eurotherm Limited	1,330	662
	1,330	666

The amounts due from/to related companies are trade in nature, unsecured, non-interest bearing and are repayable in 2004.

Armtison Limited, Action Instruments (China) Limited and Regent Earnings Limited are beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors.  Mr. T. C. Leung is also a director of Eurotherm Limited.

(iii)

As of December 31, 2003 and 2002, prepayments and other current assets included advances to certain PRC employees of the Group, net of provision, of approximately US$261,000 and US$283,000, respectively.  The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in the PRC by the employees to market the Group’s products.  The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms.  During the years ended December 31, 2003 and 2002, provisions in respect of the recoverability of such advances of US$45,000 and US$89,000 were made by the Group.  The Group does not account for the related sales to these retail shops until the related inventories are sold to third parties.

16           Commitments and contingencies

(i)            Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2003, 2002 and 2001 were approximately US$139,000, US$210,000 and US$201,000, respectively.  Future minimum rental payments as of December 31, 2003, under agreements classified as operating leases with non-cancellable terms amounted to US$145,000 of which US$108,000 are payable in the year 2004 and US$37,000 are payable in the year from 2005 to 2009.

(ii)           Banking facilities

The Group has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$4,321,000.

17           Segment information

(i)            Revenue

Geographical analysis of revenue by customer location is as follows:

	2003	2002	2001
	US$’000	US$’000	US$’000

Revenue -
Hong Kong	7,092	6,787	5,119
The PRC	20,194	16,635	14,173
Others	156	75	393
	27,442	23,497	19,685

(ii)           Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2003	2002
	US$’000	US$’000

Hong Kong	1,107	1,155
The PRC	742	810
	1,849	1,965

(1)           Long-lived assets represent property, plant and equipment, net.

(iii)          Major suppliers

Details of individual supplier accounting for more than 5% of the Group’s purchases are as follows:

	2003	2002	2001

Wallace & Tiernan Pacific Pty. Ltd.	3%	7%	5%
Hach Company Inc.	8%	19%	22%
Hioki E.E. Corp.	12%	15%	11%
ThermoQuest Corporation	3%	5%	9%
Eurotherm Ltd.	31%	15%	14%
Lachat Instruments Inc.	3%	6%	4%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: June 25, 2004