Form 20-F
period 2004-12-31
EURO TECH HOLDINGS CO LTD
filed 2005-07-14
CIK 1026662

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2004

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

Ordinary Shares, $0.01 par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,434,667 Ordinary Shares

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

TABLE OF CONTENTS

INTRODUCTION

Forward Looking Statements

GLOSSARY

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

Item 3A.	Selected Financial Data

Item 3B.	Capitalization and Indebtedness

Item 3C.	Reasons for the Offer and Use of Proceeds

Item 3D.	Risk Factors

ITEM 4.	INFORMATION ON THE COMPANY

Item 4A.	History and Development of the Company

Item 4B.	Business Overview

Item 4C.	Organizational Structure

Item 4D.	Property, Plant and Equipment

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Item 5B.	Liquidity and Capital Resources

Item 5C.	Research and Development, Patents and Licenses

Item 5D.	Trend Information

Item 5E.	Off Balance Sheet Arrangements

Item 5F.	Tabular Disclosure of Contractual Obligations

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management

Item 6B.	Compensation

Item 6C.	Board Practices

Item 6D.	Employees

Item 6E.	Share Ownership

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders

Item 7B.	Related Party Transactions

Item 7C.	Interest of Experts and Counsel

i

ITEM 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information

Item 8B.	Significant Changes

ITEM 9.	THE OFFERING AND LISTING

Item 9A.	Listing Details and 9.C Markets

Item 9B.	Plan of Distribution

Item 9C.	Selling Shareholders

Item 9D.	Dilution

Item 9E.	Expenses Of The Issue

ITEM 10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital

Item 10B.	Memorandum and Articles of Association

Item 10C.	Material Contracts

Item 10D.	Exchange Controls

Item 10E.	Taxation

Item 10F.	Dividends And Paying Agents

Item 10G.	Statement By Experts

Item 10H.	Documents on Display

Item 10I.	Subsidiary Information

ITEM 11.	QUANTITATIVE AND QUALIFICATION DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Item 16B.	Code Of Ethics

Item 16C.	Principal Accountant Fees And Services

Item 16D.	Exemptions From Listing Standards

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

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

The selected consolidated income statement data for years ended December 31, 2004, 2003 and 2002, and the selected consolidated balance sheet data as of December 31, 2004 and 2003 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	As of December 31,
	2004	2003	2002	2001	2000
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,242	2,752	3,173	3,551	3,963
Working capital(1)	5,457	4,914	4,363	4,123	3,686
Total assets	15,699	13,308	12,716	11,379	10,092
Short-term debt(2)	0	0	0	90	94
Long-term bank loans	0	0	0	0	92
Net assets	7,837	7,243	6,714	6,206	5,878

(1)          Current assets minus current liabilities.

(2)          Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	US$	US$	US$	US$	US$
Income Statement Data:

Revenue	32,282	27,442	23,497	19,685	15,010
Cost of revenue	(27,033)	(22,805)	(18,735)	(15,396)	(11,467)

Gross profit	5,249	4,637	4,762	4,289	3,543

Selling and Administrative Expenses	(4,801)	(4,108)	(4,173)	(3,734)	(3,301)
Operating income	448	529	589	555	242

Interest Income	17	13	18	66	113
Other income, net	104	6	9	126	97
Income before taxes	569	548	616	747	452

Income taxes	(167)	(108)	(123)	(163)	(94)
Share of equity in net income of affiliates	192	91	7	—	—
Net income	594	531	500	584	358

Net income per Ordinary Share
Basic	0.09	0.08	0.08	0.09	0.05
Diluted	0.06	0.08	0.08	0.09	0.05
Weighted average Number of Ordinary Shares Outstanding
Basic	6,434,667	6,434,667	6,434,667	6,434,667	6,434,667
Diluted	10,034,687	6,434,667	6,434,667	6,434,667	6,434,667

The Company maintains its books and records in United States dollars (“US$”). Its subsidiaries, retail shops and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“RMB”).

The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the US dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the US dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the US dollar and the Hong Kong dollar.

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

Item 3B.                              Capitalization and Indebtedness

Not applicable.

Item 3C.                              Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3D.                              Risk Factors

You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely effected by any of these risks. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward Looking Statements.”

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

Economic Instability; Currency Exchange Rate

•                                          Most economies in the Far East have suffered from large debts, declining company earnings and economic growth, and significant currency devaluation. Although the region appears to be recovering, there can be no assurance that the recovery will continue.

•                                          Issuer stock valuations also dropped sharply from a 1997 high on the main Hong Kong stock index (the Hang Seng). On August 7, 1997, the Hang Seng Index was 16,673.27. On May 24, 2005, that index stood at 13,719.32.  There can be no assurance that these problems will not continue to abate or worsen or that recovery will continue in the near future in which event the Company may likely be materially adversely effected.

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

•                                          The success of the Company’s activities in the PRC depends on the Company’s continued ability to overcome circumstances specifically effecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment.

Economic Reforms May Not Continue or Impact Positively On The Company; Changing Business Environment

•                                          Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. The PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely effect our business and operating results. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

•                                          The Company’s results at times may also be adversely effected by:

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

We are subject to international economic and political risks, over which we have little or no control.

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

Uneven Economic Growth

•                                          The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.

PRC Inflation

•                                          In the past, the PRC has experienced substantial rates of inflation, although inflation has substantially declined in the most recent years. The PRC government’s measures to restrain inflation had a significant adverse impact on the Company in the past and future measures in this regard or other actions by the PRC government could materially and adversely effect the Company, its business and results of operations. See — “Adverse Impact upon Company of PRC’s Credit Restrictions.”

Uncertain Legal System and Application of Laws

•                                          The legislative trend in the PRC over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance that this will continue. In addition, as the PRC economy, business and commercial framework and legal system all continue to develop, that development may adversely effect the Company’s activities in the PRC or the ability of the Company to enter into Sino-foreign agreements.

PRC Legal System Business Laws Developing

•                                          The PRC does not yet possess a comprehensive body of business law or a consolidated body of laws governing foreign investment enterprises. As a result, the enforcement, interpretation and implementation of existing laws, regulations or agreements may be sporadic, inconsistent and subject to considerable discretion. The PRC’s judiciary has not had sufficient opportunity to gain experience in enforcing laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As the legal system develops, entities such as the Company may be adversely effected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. Even when adequate law exists in the PRC, it may not be possible to obtain speedy and equitable enforcement of the law.

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

•                                          Although the RMB to U.S. dollar exchange rate has generally been stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the RMB, there can be no assurance that exchange rates will not again become volatile or that the RMB will not devalue further against the U.S. dollar or Hong Kong dollar. Exchange rate fluctuations may adversely effect the Company because of foreign currency denominated liabilities, and may materially adversely effect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

Turbulent Relations with the United States of America (“United States”)

•                                          Differences between the United States and PRC governments on some political issues continue occasionally to color the relationship. These occasional controversies could materially and adversely effect our business and operations. Political or trade friction between the two countries could also materially and adversely effect the market price of our Ordinary Shares, whether or not they adversely effect our business.

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

Dependence upon Management

•                                          The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the

Company’s Board of Directors and its Chief Executive Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. The Company does not maintain “Key Man” life insurance on the lives of any of its officers and directors.  See Item 6. “Directors, Senior Management and Employees.”

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

Competition with Vendors

•                                          As the Company plans to assemble products of the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely effect its relationship with its vendors. See Item 4. “Information on the Company.”

Dependence on Vendors; Lack of Long Term Agreements

•                                          The Company distributes supplies manufactured by a number of vendors, including Eurotherm, Ltd. (“Eurotherm”), Hioki E.E. Corp. (“Hioki”), Hach Company, Inc. (“Hach”), which are the Company’s largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Purchases from Eurotherm accounted for approximately 29% of our sales during Fiscal 2004.  Eurotherm is a significant vendor to the Company.  Some of Eurotherm’s products are readily saleable “over-the-counter” in our retail shops; while other Eurotherm products are in demand by the PRC’s energy supply industry, with the demand for power in the PRC outstripping supply. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors.

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

•                                          All of the Company’s assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States’ courts arising out of or based on the ownership of the securities, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See “– Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in U.S. Corporations” and “– Uncertainty of Enforcing U.S. Judgments.”

Being a Foreign Private Issuer Exempts Us From Certain Securities and Exchange Commission (“Commission”) and National Association of Securities Dealers Automated Quotation System (“NASDAQ”)Requirements

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

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

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For The NASDAQ SmallCap Market

•                                          Our securities are quoted and traded on the NASDAQ SmallCap Market. There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on the NASDAQ SmallCap Market. That criteria, which undergoes periodic NASDAQ review.

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

We Are Also Required To Meet Certain, But Not All, NASDAQ Corporate Governance Criteria

•                                          Although, in the past, we have been able to satisfy NASDAQ’s SmallCap Market corporate governance criteria, those criteria are difficult to comply with and include, among other things:

•                  a heightened degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only;

•                  establishment of a code of conduct addressing compliance with laws; and

•                  a limit on payments to independent directors and their family members (other than for services on the board of directors).

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with NASDAQ’s corporate governance requirements may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ.  (See “-Being a ‘Controlled Company’ Exempts Us From Certain Other NASDAQ Corporate Governance Criteria.”)

Being a “Controlled Company” Exempts Us From Certain Other NASDAQ Corporate Governance Criteria

As a result of T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer beneficially owning in excess of the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in NASDAQ’s rules and regulations. As a “controlled company”, we are not required to comply with certain NASDAQ corporate governance criteria, including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

We Are Not Subject To Various Corporate Governance Measures, Which May Result In Shareholders Having Limited Protections

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002 (“SOX”), has resulted in the adoption of various corporate governance measures by securities exchanges and NASDAQ designed to promote the integrity of the corporate management and the securities markets.  Being a “controlled company,” we will be exempt from many, but not all, of those requirements.  Furthermore, the absence of such practices with respect to our Company may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters.  By July 31, 2005, we will be required to make changes to our current corporate governance practices, which changes may be costly and time consuming.  As an example of one such NASDAQ requirement, currently only two of the members of our board of directors are considered to be “independent” for the purposes of NASDAQ’s rules.  We may not be able to attract a required third independent member of our Board of Directors in sufficient time to satisfy this requirement.

We May Be Exposed To Potential Risks Relating To Our Internal Controls Over Financial Reporting And Having Those Controls Attested To By Our Independent Auditors

•                                          Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2004.  We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with our report for the fiscal year to end December 31, 2006.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX, there is a risk that we will not comply with all of these requirements.  At present, there is no precedent available with which to measure compliance adequacy.  Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements, our ability to obtain equity or debt financing could suffer and the market price of our shares could decline.

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

There Is No Assurance Of A Continued Public Market For Our Securities

•                                          There can be no assurance that a trading market for our Ordinary Shares will continue.

ITEM 4.                                  INFORMATION ON THE COMPANY

Item 4A.                              History and Development of the Company

The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited, a Hong Kong corporation (“Far East”). The Company successfully completed a public offering (“Public Offering”) receiving net proceeds of approximately US$1,817,000, in March 1997. Contemporaneously, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and the primary operational entity of the Company. Far East was established in 1971 and has been in continuous operation since that time. See Item 5. “Operating and Financial Review and Prospects.” Far East engages in its core business of distributing various equipment, instruments and supplies used in connection with the treatment, analysis and testing of water and wastewater.

Far East was established in 1971 under the name of Eurotherm (Far East) Limited, to market and distribute its parent’s (Eurotherm (Far East) Limited) industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980’s, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent’s products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company’s Chairman of the Board of Directors and Chief Executive Officer. See Item 7. “Major Shareholders and Related Party Transactions.”

Item 4B.                              Business Overview

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2004 (“Fiscal 2004”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, the Beijing Hydrology station, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., and the Kowloon-Canton Railway Corporation, China’s National Environmental Protection Agency, a joint venture between the China Great Wall Industry I/E Corp. and Austria’s Aqua Engineering to construct one of Beijing’s water treatment plants, and to subdistributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including

Eurotherm, Hioki and Hach, which are the Company’s largest suppliers, with purchases from them accounting for approximately 31%, 12% and 8%, respectively, of the Company’s sales during Fiscal 2003 and approximately 29%, 15% and 11%, respectively, of the Company’s sales during Fiscal 2004.

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

Also, during Fiscal 2004, our Special Products and Engineering Department continued to take on a greater number of engineering projects in the wastewater treatment and power generation industries.

Expansion Plans for the Near Term

Trading

Our expansion plans for the near term, include, but are not limited to the following:

•                  We plan to establish retail shops and/or offices in the Southwest and Northwest parts of the PRC as our current retail shops are located in the coastal areas and central PRC.  We will continue to use of our retail shops to sell “low-tech” products such as those manufactured by Hioki and our own products.  We believe that these shops are operating with a lower overhead than the rest of the Company.

•                  We believe that the continued “low-tech” product sales through our retail shops coupled with our “on-line” product sales will allow us to continue to offer products at lower prices than our competitors.

Having “low-tech” products offered through our retail shops and the availability of “on-line” product offering are anticipated to allow our sales force to focus on “high-tech” and other products requiring personal or telephone contact directly with customers and potential customers.

We continue our efforts to expand by acquisitions and are seeking to acquire instrument manufacturing and engineering companies in Hong Kong and the PRC.  We have engaged a business consultant to assist in this search.  The costs of any such acquisition we anticipate would be drawn from our general working capital and, possibly, by private sales of our securities that may include the exercise by officers and directors of their options.  We have no commitments or indications of interest for the private sales of our securities and only a nominal number of our options have been exercised to date.

Additionally, we plan to establish our own calibration laboratory by the end of Fiscal 2005.  A calibration laboratory will allow us to calibrate and issue calibration certificates for all electrical products we sell.  The significance of calibrating equipment and issuing certificates is that it will enhance our ability to serve our customers and satisfy the growing demand of our customers for this service.  Calibration must be performed by our customers on their equipment to assure that the equipment continues to meet the manufacturer’s specifications and is, therefore, a necessary element in quality control and performance testing.  Additionally, we believe that establishing a calibration laboratory will enhance our image in Hong Kong and the PRC.  Ultimately, it will be our goal to receive accreditation from the Hong Kong Laboratory Accreditation Scheme of the Hong Kong SAR Innovation and Technology Commission.

Our plans for the next twelve months also include negotiating an increase in our equity stake in Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited (collectively, “Pact”) and attempting to have some of our current suppliers to enter into joint ventures with the Company providing local expertise and a sales network while the partners provide the technical expertise to manufacture products in the PRC.

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003.  During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation. In 2005, the Company began offering to customers the design, build-out, installation and maintenance of a Company produced Integrated Water Quality Monitoring system (“WQMS”) that incorporates, among other features:  intake sampling, flow through testing with the ability to “auto clean” sensors with monitoring for ammonia, nitrate and organic pollution; electronic measurements, transmission (via telephone, radio data network, cellular or similar transmission for monitoring purposes) and recordation; and housing to customer’s specifications.

In 2005, the Company also began offering two new company manufactured turbidimeters.  One of the new turbidimeters is directed at water treatment plans, environmental monitoring status, hydrological stations and the second is directed at beer and other beverage processing facilities and it analyzes the particles contained in the beverage.  See “- Product Assembly Operations”. During the next twelve months, we intend to assemble and/or manufacture additional products in the future and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

Engineering

To allow the Company to bid on larger water, wastewater and power generation projects, we intend to seek the acquisition of an engineering company and/or a system integrator (a company that provides hardware, software and solutions in the field of engineering) or enter into a joint venture with a third party to work in connection with our process control and engineering department.

In January 2002, we acquired a 30% equity interest in Pact.  Pact is a privately owned engineering firm situated in Shanghai that specializes in the design, manufacture and operation of water and wastewater treatment plants in several industries situated in China.  Pact, through associates and business alliances, also conducts similar operations in the Middle East. The Company believes that Pact’s business is complementary to the Company’s business as the Company continues to focus on sales and marketing of products of others. The Company believes that by aligning itself with an engineering firm, such as Pact, it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, the Company believes that its equity stake in Pact enhances its position as a supplier to Pact. The Company continues to seek to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields or in the power generation field.

During Fiscal 2003 and Fiscal 2004, our share of Pact’s net income represented 17% and 32%, respectively, of our net income.

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

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States soft drink producer, which are located in the PRC; total organic carbon analyzers to the People’s Liberation Army (the PRC armed forces), water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and to well known United States and European beer producers bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler and the People’s Liberation Army do not account for a significant portion of our sales.

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

The Company derived approximately 37%, 41.3% and 58.7% of its revenues from the sale of Scientific Instruments during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Process Control and Engineering Products. The Company provides process control systems specifically designed for the industrial needs of clients including sensors, temperature gauges, pressure gauges, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, moisture, power, energy and harmonic analyzers. Chlorination disinfection systems are also distributed by Far East in conjunction with water treatment, sewage discharge and swimming pool water treatment. Customers for the foregoing distributed products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants and instrument manufacturers. For example, the Company distributes chlorination disinfection systems to Hong Kong’s Chek Lap Kok airport and its environs.

The Company derived approximately 21.8%, 21.6% and 18.6% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Special Projects and Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, wastewater treatment and power generation plants and beverage producers.

The Company derived approximately 22.3%, 20.7% and 9.5% of its revenue from its Special Project Operation during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. This revenue was derived primarily from sales of products and supply systems.

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

The Company derived approximately 17.6%, 14.8% and 11.9% of its revenues from the sale of these Other Products during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.3%, 1.6% and 1.3% of its revenues from Technical Support Operations during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Customers. During Fiscal 2004, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. During Fiscal 2004, the Nanjing Keyuan Control Engineering Co. Ltd. accounted for approximately 15% of the Company’s revenues. No other single customer accounted for more than 5% of the Company’s revenues during Fiscal 2004. The Company does not believe that any single customer or sub-distributor is material to its operations.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In 2005, we began offering two new turbidity meters, manufactured by the Company and our own WQMS.

This facility produces the Infrared Photometric Oil Analyzer, together with the two types of specialized reagents have been the best customer accepted products from this plant. Sale of the Infrared Photometric Oil Analyzer commenced in 2003. This plant also manufactures multi-function reactors, spectrophotometers, reagents for chemical oxygen demand and chlorine and silica measurement, used in water-related testing, monitoring and treatment. The manufacturing plant moved to a larger facility in 2003 under a lease that now expires in July 2006.  It is contemplated that the Company will import components, assemble the finished products and then distribute the products through its distribution network. The Company believes that by establishing product assembly operations in the PRC and expanding the number of its regional sales offices in the PRC, it will not only increase revenues by expanding its customer base and increasing distribution capabilities, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

In June 2003, the Company entered into an agreement with O.I. Corporation (“O.I.”) permitting the Company to assemble O.I.’s Total Organic Carbon Analyzer (“TOC”) at the Company’s manufacturing facility. The Company believes that O.I.’s TOC is more advanced than the products currently sold by the Company and that by assembling O.I.’s TOC, it may be able to increase its market share for advanced analytical equipment at more competitive prices than it is now offering. Also, the Company anticipates that this agreement will trigger closer cooperation with its vendors to develop other products. Although the Company had entered into assembly agreements for products with other vendors, this agreement is a departure from past practice because, for the first time, the Company is assembling advanced analytical equipment for one of our vendors as opposed to “lower tech” analytical equipment.  We believe that by producing products locally in the PRC, we can reduce our production costs and be able to compete better with lower costs to our customers while maintaining our profit margins.

Infrared Photometric Oil Analyzer

The Company developed an Infrared Photometric Oil Analyzer by infrared absorption method and began sales of this product in 2004. This analyzer detects concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial wastewater. Customers are environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China.

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

Expansion

The Company continues to seek: (1) development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own environment-related equipment (see “ — Product Assembly Operations”), (b) the expansion of its process engineering business through its own special projects and engineering department and cooperation with Pact, (c) potential acquisitions of manufacturing plants to expand our product-assembly operations and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects; and (2) the development of a strategic retail network to serve China (see “ – Sales and Marketing”).

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from SEPA, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “ — Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets.  The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC.  Moreover, the Company has implemented plans to assemble products of the kind that it presently distributes (see “-Product Assembly Operations”).  Assembly operations have developed to the stage where some products have already been presented to the market and the Company is in direct and unavoidable competition with certain of its vendors.  There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company and that such a development would not materially adversely effect the Company’s core business.

During Fiscal 2004, Fiscal 2003 and Fiscal 2002, the Company’s gross profit margins were approximately 16.3%, 16.9% and 20.3%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation.

B2B Website

The Company, through its subsidiary, ChinaH2O.com Limited, a Hong Kong corporation, has a bilingual Business-to-Business (“B2B”) internet platform. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, wastewater treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities.  The business and other activities generated by ChinaH2O.com Limited have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou. The Company has a marketing and sales force of 72 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2004 and Fiscal 2003.

Following the opening of our first retail shop in Shanghai in 2001, Euro Tech retail outlets are now found in a number of major cities in the PRC, including Beijing and Guangzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centers. The Company has found the seven existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. In addition to the shops, we also have four branches or representative offices of these shops.  All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of our competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans of approximately US$388,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurance that these shops will continue to be economically viable, that the Company will not sustain losses in connection with the loans to the shops; or the shops will result in any significant revenues or profits for the Company. Also, similar shops may be established by our competitors and/or third parties. These shops (or their representative offices) were opened on the following dates:

Retail Shops

Shanghai	April 2001
Beijing	October 2001
Chongqing	March 2002
Guangzhou	June 2002
Xi´An	July 2002
Wuhan	November 2002
Shenyang	December 2002

Representative Offices

Dalian	November 2003
Suzhou	July 2004
Dongguan	September 2004
ChengDu	February 2005

Item 4C.                              Organizational Structure

The Company presently wholly-owns Far East, a Hong Kong corporation, which, in turn, wholly owns the following corporations:

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

Item 4D.                              Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expired in May 2005 for monthly rental payments of approximately US$7,050. The Company is presently seeking a renewal of that lease.  The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now used as ChinaH2O.com Limited’s office.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Wuhan, Shenyang and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The Beijing and Shanghai sales offices are situated on Company owned property. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$3,600 per month.

One of Euro Tech Trading (Shanghai) Ltd.’s office is rented pursuant to a lease expiring in July 2005 that provides for a monthly rental of approximately US$230, with a second office rented pursuant to a lease expiring in July 2006 that provides for a monthly rental of approximately US$618.  Shanghai Euro Tech Limited’s  premises are rented pursuant to a lease expiring in July 2006 with monthly rental payments of approximately US$2,800.

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

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 21% and approximately 78% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2004. Net income increased approximately US$63,000, or 12%, in Fiscal 2004 to US$594,000, compared to US$531,000 in Fiscal 2003, primarily due to diversification into engineering and manufacturing and strengthening of the Company’s distribution and retail network and contributions from its engineering affiliate, Pact.

The Company continued to expand its trading business by expanding its regional sales efforts in the PRC and using the retail shops and online ordering in the PRC to sell the Company’s products. The Company manufacturers and sells its own developed products such as Infrared Photometric Oil Analyzer, turbidity instruments and spectrophotometers and assembles and sells the Total Organic Analyzer of O.I. Corporation. The Company intends to assemble and/or manufacture additional products in the future and seek opportunities with its suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

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

Item 5A.                              Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong
2002	71%	29%
2003	74%	26%
2004	78%	21%

Sales to customers situated in Macau and elsewhere in Fiscal 2002 through Fiscal 2004 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various one-, five- and ten-year plans (collectively, “State Plans”) adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely effect these reform initiatives and, in turn, the Company. See Item 3D. “Key Information – Risk Factors.”

Results from Operations

The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	Year Ended December 31,
	2004		2003		2002

Revenue	32,282	100%	27,442	100%	23,497	100.0%
Cost of revenue	27,033	83.7%	22,805	83.1%	18,735	79.7%
Gross Profit	5,249	16.3%	4,637	16.9%	4,762	20.3%
Selling and administrative expenses	4,801	14.9%	4,108	15.0%	4,173	17.8%
Income before income taxes	569	1.8%	548	2.0%	616	2.6%
Income taxes	167	0.5%	108	0.4%	123	0.5%
Share of equity in net income of affiliates	192	0.6%	91	0.3%	7	0.0%
Net income	594	1.8%	531	1.9%	500	2.1%

	Year Ended December 31,
	2001		2000

Revenue	19,685	100.0%	15,010	100.0%
Cost of revenue	15,396	78.2%	11,467	76.4%
Gross Profit	4,289	21.8%	3,543	23.6%
Selling and administrative expenses	3,734	19.0%	3,301	22.0%
Income before income taxes	747	3.8%	452	3.0%
Income taxes	163	0.8%	94	0.6%
Share of equity in net income of affiliates	0	0.0%	0	0.0%
Net income	584	3.0%	358	2.4%

Results of Operations

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$4,840,000 or 17.6% to approximately US$32,282,000 in Fiscal 2004 from approximately US$27,442,000 in Fiscal 2003. The increase was primarily due to:  the inclusion of revenue of approximately US$1,200,000, the retail shops as these shops are qualified as Variable Interest Entities (“VIE”) as the Company is subject to a majority of risk of loss from the VIE activities and entitled to receive a majority of the VIE residual returns, and their results were consolidated starting in Fiscal 2004; increase in revenues from special project and engineering department sales to water and power plants of approximately US$1,700,000 and increased revenues from sales of Hioki products of approximately US$1,200,000 to power industries as a result of our expansion of the Company’s distribution and retail network.

Gross profits increased by approximately US$612,000 or 13.2% to approximately US$5,249,000 for Fiscal 2004 as compared to approximately US$4,637,000 for Fiscal 2003. During Fiscal 2004, the Company’s cost of revenue was approximately US$27,033,000, or 83.7% of revenue, in comparison to approximately US$22,805,000, or 83.1% of revenue for Fiscal 2003. Cost of revenue expressed as a percentage of revenue increased by 0.6% in Fiscal 2004 as compared with Fiscal 2003. The gross profit margin percentage decrease is attributed to the fact that the Company sold a greater amount of low tech products through its retail shops. The weakening of US$ against other foreign currencies also had an adverse impact on the gross margin percentage as the Company’s sales were mainly denominated in US$, HK$ and RMB while some of the Company’s cost of revenue were denominated in Japanese Yen, the Euro and Sterling Pound, such as cost of revenue for Hioki products was denominated in Japanese Yen.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$4,801,000 in Fiscal 2004, an increase of approximately US$693,000 or 16.87% from approximately US$4,108,000 in Fiscal 2003. The increase was primarily due to inclusion of expenses of the retail shops of approximately $417,000 as these shops are qualified as VIEs and its results were consolidated starting from Fiscal 2004, and the expense increase resulted from increases in sales, general inflation and audit and consulting fees.  Audit and consulting fee increases are the result of newly adopted securities laws, rules and regulations that impose further responsibilities and potential liabilities on companies and their officers, directors, auditors and attorneys that are publicly traded in the U.S.

Equity in Profit of Affiliates. Equity in profit of affiliates increased by approximately US$101,000 or 111% to approximately US$192,000 in Fiscal 2004 from approximately US$91,000 in Fiscal 2003. The increase in equity in profit of affiliates was principally due to the increase in net profits of Pact from approximately US$304,000 in Fiscal 2003 to approximately US$641,000 in Fiscal 2004.

Interest Income. Interest income increased by approximately US$4,000 or 30.8% to approximately US$17,000 in Fiscal 2004 from approximately US$13,000 for Fiscal 2003. The increase was primarily due to the increase in bank deposits during the year. There was no interest expense in Fiscal 2004 and Fiscal 2003 because the Company has not utilized any loan or overdraft facilities under its banking arrangements.

Other Income. Other income increased by approximately US$98,000 or 1,633.3% to approximately US$104,000 in Fiscal 2004 from approximately US$6,000 in Fiscal 2003. The increase in other income was principally due to an exchange gain of US$73,000 in Fiscal 2004 compared with an exchange loss of approximately US$35,000 in Fiscal 2003.

Income Taxes. Taxes increased by US$59,000 to approximately US$167,000 in Fiscal 2004 from approximately US$108,000 in Fiscal 2003. This increase was primarily the result of increased taxable profits, and an increase of valuation allowances.

Net Income. Income from continuing operations increased by approximately US$63,000 or 11.9% to approximately US$594,000 in Fiscal 2004 from approximately US$531,000 in Fiscal 2003. The increase in net income resulted from an increases in gross profit. However, the general increase in selling and administrative expenses and inclusion of expenses of PRC retail shops resulted in a decrease of operating profit. Nevertheless, the Company achieved an increase in net income for Fiscal 2004 as a result of the exchange gain and the contribution from its share of the profits of approximately US$192,000 from Pact.

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

Gross profits decreased by approximately US$125,000 or 2.6% to approximately US$4,637,000 for Fiscal 2003 as compared to approximately US$4,762,000 for Fiscal 2002. During Fiscal 2003, the Company’s cost of revenue was approximately US$22,805,000, or 83.1% of revenue, in comparison to approximately US$18,735,000, or 79.7% of revenue for Fiscal 2002. Cost of revenue expressed as a percentage of revenue increased by 3.4% in Fiscal 2003 as compared with Fiscal 2002. The gross profit margin percentage decrease is attributed to the fact that the Company had reduced the selling prices of some products to respond to increased competition and sold more low tech products through its retail shops, and the Company had an increase in import business and sales of non-exclusive distributed products of approximately US$2,500,000, with a lower profit margin, during Fiscal 2003. The weakening of US$ against other foreign currencies also had an adverse impact on the gross margin percentage as the Company’s sales were mainly denominated in US$, HK$ and RMB while some of the Company’s cost of revenue were denominated in Japanese Yen, the Euro and Sterling Pound.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$4,108,000 in Fiscal 2003, a decrease of approximately US$65,000 or 1.6% from approximately US$4,173,000 in Fiscal 2002. The decrease was primarily due to the decrease in provisions for the recoverability of advances to finance the operations of PRC retail shops.

Equity in Profit of Affiliates. Equity in profit of affiliates increased by approximately US$84,000 or 1200% to approximately US$91,000 in Fiscal 2003 from approximately US$7,000 in Fiscal 2002. The increase in equity in profit of affiliates was principally due to the increase in net profits of Pact from approximately US$25,000 in Fiscal 2002 to approximately US$304,000 in Fiscal 2003.

Interest Income. Net interest income decreased by approximately US$5,000 or 27.8% to approximately US$13,000 in Fiscal 2003 from approximately US$18,000 for Fiscal 2002. Interest income decreased by approximately US$9,000 or 40.9% to approximately US$13,000 in

Fiscal 2003 from approximately US$22,000 in Fiscal 2002. The decrease was primarily due to the general decline in the interest rates for bank deposits during the year. Interest expense decreased by approximately US$4,000 or 100% to approximately US$Nil in Fiscal 2003 from approximately US$4,000 for Fiscal 2002. The decrease was because the Company has utilized the credit facilities under its banking arrangements during Fiscal 2002 but not during Fiscal 2003.

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

Net Income. Income from continuing operations increased by approximately US$31,000 or 6.2% to approximately US$531,000 in Fiscal 2003 from approximately US$500,000 in Fiscal 2002. Although revenues increased, sales price reductions of some non-exclusive products and an increase in sales of low margin products resulted in a decrease in our gross profit of approximately US$125,000. However, the Company managed to minimize selling expenses and offset the lowered sale prices of non-exclusive products and sales of lower margin production by its share of the profits of (approximately US$91,000) from Pact and achieved an increase in net income for Fiscal 2003.

Item 5B.                              Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2004 and Fiscal 2003 was approximately US$5,457,000 and US$4,914,000, respectively.

During Fiscal 2003, the Company used approximately $347,000 in its operating activities from its net income, using approximately $666,000 in bills receivable and fund an increase in inventories, resulting from the increase in revenues and the need to meet a greater level of sales, respectively, than in Fiscal 2002. During Fiscal 2004, the Company generated net cash of approximately US$2,536,000 in its operating activities from net income, reduction in accounts receivable, increase in accounts payable while funding an increase in inventories resulting from delays in shipments in customers.  At the end of Fiscal 2004 and Fiscal 2003, the Company’s accounts receivable were approximately US$3,327,000 and US$4,283,000, respectively.

The Company used approximately US$46,000 and US$73,000 for investing activities in Fiscal 2004 and Fiscal 2003, respectively. The Company used approximately US$101,000 and US$74,000 to purchase facilities and equipment in Fiscal 2004 and Fiscal 2003, respectively.  During Fiscal 2004, the Company received a US$55,000 dividend from an affiliate, Pact.

The Company used approximately US$90,000 in Fiscal 2002 for financing activities, while in Fiscal 2004 and 2003, no expenditures were needed for financing activities. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,167,000 at December 31, 2004. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$2,752,000 at the end of Fiscal 2003 to approximately US$5,242,000 at the end of Fiscal 2004. The principal reasons for the increase in cash were the decreases in accounts receivable of approximately US$956,000 and an increase of accounts payable of approximately US$1,010,000. The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or environmental engineering company in the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable decreased from approximately US$4,283,000 at the end of Fiscal 2003 to approximately US$3,327,000 at the end of Fiscal 2004. The decrease is attributed to more effective debt collection.

The Company’s inventory increased from approximately US$2,246,000 at the end of Fiscal 2003 to approximately US$3,327,000 at the end of Fiscal 2004. The higher inventory level at the end of Fiscal 2004 was principally due to inventory of approximately US$835,000 for a SEPA contract not yet shipped at the end of Fiscal 2004 and inventory maintained in our retail shops.

The Company’s capital expenditures were approximately US$74,000 and US$101,000 in Fiscal 2003 and Fiscal 2004, respectively. Capital expenditures during Fiscal 2003 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures, while in Fiscal 2004, the expenditures were primarily related to additions of the office equipment, furniture and fixtures of the Company’s PRC retail shops of approximately US$68,000 and other purchases of the same assets, the Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities to fund such capital expenditures.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital and capital expenditure needs from operations and available bank credit facilities, and expects to continue funding its 2005 working capital requirements from operations and available bank credit facilities. The Company may use its funds to acquire other businesses, form strategic alliances with third parties, invest in product research and development, or expand its sales offices and retail shops or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The annual rate of inflation in the PRC has declined significantly in recent years. In calendar years 2002, 2003 and 2004, the rates of inflation (deflation) were approximately (0.8%), 1.2% and 3.9%, respectively, in comparison to the preceding years, respectively. The Company believes this declining inflation rate has had a positive effect on its results from operations. The Company believes, although no assurance can be given, that credit restrictions will be gradually lifted, and that as a result Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

Critical Accounting Policies

Revenue Recognition

Pursuant to the revenue recognition criteria set forth in Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104: “Revenue Recognition”, the Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. For certain products where installation is necessary, revenue is recognized upon completion of installation.  Revenue earned from customer support, which represents a minor percentage of total revenues, it is recognized when such services are provided.

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method.  This approach relies on estimates of total expected direct costs of completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.

Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known.

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

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 effective for nonmonetary asset exchanges occurring in fiscal periods beginning after July 15, 2005.  SFAS No. 153 requires that exchange of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance.  SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS N. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.”  SFAS No. 151 requires that abnormally high vacancy, wasted material, freight and processing costs not be part of recognizable production costs.  Such cost must instead be expensed as incurred.  Accordingly fixed costs shall henceforth be allocated to inventory based on normal production capacity.  The standard is effective for the fiscal year beginning Januaary 1, 2006.  It is not expected that SFAS No., 151 will have a material effect on the Company’s consolidated financial statement.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” that will require the Company to expense costs related to share-based payment transactions with employees.  With limited exception, SFAS No. 123 (R) requires that the fair value of share-based payments to employees be expensed over the period service is received.  SFAS No. 123 (R) becomes mandatory effective for the Company on July 1, 2005.  The Company intends to adopt this standard using the modified retrospective method of transition, effective as of January 1, 2005.

SFAS No. 123 (R) allows the use of both closed form models (e.g., Black-Scholes Model) and open form models (e.g., lattice models) to measure the fair value of the share-based payment as long as that model is capable of incorporating all of the substantive characteristics unique to share-based awards.  In accordance with the transition provisions of SFAS No. 123 (R), the expense attributable to an award will be measured in accordance with the Company’s measurement model at that award’s date of grant.

The Company believes that the total expense recorded in future periods will depend on several variables, including the number of share-based awards that vest and the fair value of those vested awards.

In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal periods beginning after December 15, 2005.  SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change.  SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.  The Group is currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

Item 5C.                              Research and Development, Patents and Licenses

During Fiscal 2004, Fiscal 2003 and Fiscal 2002, the Company expensed approximately US$56,000, US$12,000 and US$10,000, respectively, on the development of its products. See Item 4B. “Business Overview.” It is anticipated that an additional US$200,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2005.

Item 5D.                              Trend Information

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.                              Off Balance Sheet Arrangements

Not applicable.

Item 5F.                              Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years
Operating Leases	US$	205,000	US$	158,000	US$	47,000	—	—

Total Contractual Cash Obligations	US$	205,000	US$	158,000	US$	47,000	—	—

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.                              Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	61	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	46	Director and Chief Financial Officer

Nancy Wong	56	Director

C.P. Kwan	46	Director

Alex Sham	41	Director

Y.K. Liang	75	Director

Choi Chiu Ho	73	Director

Xu Hong Wang	38	Director

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

C.P. Kwan joined Far East in 1984 and has served as a Director and Manager of its Process Equipment Department since 1991. Mr. Kwan has been a Director of the Company since its inception. Before joining Far East, he was employed by Haven Automation (H.K.) Ltd., a company involved in the water treatment and process control business between 1981 and 1984.  Mr. Kwan received a Masters Degree in Business Administration from the Open University of Hong Kong in 2001.

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

Choi Chiu Ho has been a Director of the Company since October 2000. Mr. Ho is a certified public accountant, and a senior partner in the accounting firm of C.C. Ho & Company, a firm that he has been associated with for more than the past five years.

Xu Hong Wang has been a director of the Company since August 2002. Mr. Wang is the East China sales manager of Euro Tech (Far East) Limited, a wholly-owned subsidiary of the Company, since mid 1994. From mid 1997 until joining Euro Tech, he was employed as a Research Associate and Lecturer at the Analysis and Research Center of Shanghai’s Tongji University. Wang Xu Hong received Bachelor’s and Master’s degrees in Science from Fudan University in 1984 and 1988, respectively.

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

The Company had three meetings of its Board of Directors during Fiscal 2004, while its Audit  Committee had six meetings during Fiscal 2004.

The Company has not had any directors resign or decline to stand for re-election.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of any of the foregoing.

Item 6B.                              Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East for services rendered in all capacities to the Company and Far East during Fiscal 2004, Fiscal 2003 and Fiscal 2002 to the Chairman of the Board and Chief Executive Officer.  No other executive officer received in excess of $100,000 as cash compensation during those fiscal periods.

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)

T.C. Leung, Chairman of the Board of	2004	100,000	34,600
Directors and Chief Executive Officer	2003	100,000	18,449
	2002	100,000	45,000

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

During the years ended December 31, 2004, 2003 and 2002, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$166,000, US$137,000 and US$131,000, respectively.

Management Option Plan. The Company has authorized the issuance of Options to purchase up to an aggregate of 4,586,400 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and will expire on March 14, 2007.

The exercise price and the number of Ordinary Shares purchasable upon exercise of any Management Options are subject to adjustment upon the occurrence of certain events, including stock dividends, reclassification, reorganizations, consolidations, mergers, and certain issuances and redemptions of Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares excluding certain issuances of shares. No adjustments in the exercise price will be required to be made with respect to the Management Options until cumulative adjustments amount to US$0.05.

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

Each of the following persons also received options under the Company’s 2000 and 2002 Officers and Directors Plans.

Name of Executive Officers and Directors	Shares Subject To Management Options	Per Share Exercise Price
(US$)

T.C. Leung	2,457,000 1,146,600	1.6789 1.221

Alex Sham	125,444 65,520	1.6789 1.221

Jerry Wong	124,064 49,140	1.6789 1.221

Nancy Wong	92,820 24,570	1.6789 1.221

C.P. Kwan	73,710 24,570	1.6789 1.221

Xu Hong Wang	27,294	1.6789

All Executive Officers and Directors as a group (8 persons)	4,210,732	1.221 – 1.6789	(1)

(1)          Price range.

Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 335,400 Management Options, all of which will be exercisable at US$1.6789 per share.

As of December 31, 2004, no Management Options had been exercised, although all of the options were “in the money” at that date.

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

692,580 and 1,637,160 shares are authorized for issuance under the Employees Plan and the Officers Plans, respectively.

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

Any decision by the Committee or the Chief Executive Officer to grant an award under the Plans is subject to ratification by the Board of Directors of the Company. The Board is also to ratify any decision that effects the terms or conditions of options awarded to elected officers or directors of the Company or its subsidiaries.

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

Names of Executive Officers and Directors	Shares Subject To the Officers Plans Options		Per Share Exercise Price
			(US$)

T.C. Leung	567,000	(1)	0.5857
	300,300	(2)	0.5787
	205,800	(2)	0.8191

Alex Sham	84,000	(1)	0.5857
	32,760	(2)	0.5787
	94,500	(2)	0.8191

Jerry Wong	63,000	(1)	0.5857
	27,300	(2)	0.5787
	52,500	(2)	0.8191

Nancy Wong	42,000	(1)	0.5857
	21,840	(2)	0.5787
	23,100	(2)	0.8191

C.P. Kwan	42,000	(1)	0.5857
	16,380	(2)	0.5787
	22,680	(2)	0.8191

Xu Hong Wang	42,000	(1)	0.5857
	10,920	(3)	0.5787
	31,500	(3)	0.8191

All executive officers and Directors as a group	1,679,580		0.5787 – 0.8191	(4)

(1)          Granted pursuant to the 2002 Officers and Directors Plan.

(2)          Granted pursuant to the 2000 Officers and Directors Plan.

(3)          Granted pursuant to the 2000 Employees Plan.

(4)          Price range.

The foregoing options will expire in August 2010.

Pursuant to its 2000 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 398,580 of its Ordinary Shares exercisable at a price of US$0.5787 per share for a ten year term expiring in February 2011.

Pursuant to its 2002 Employees Plan, the Company has also granted options to 32 of its non-officer/director employees to purchase an aggregate of 294,000 of its Ordinary Shares exercisable at a price of US$0.7618 per share for a ten year term expiring in April 2012.

At December 31, 2004, no options had been exercised.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2004.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	6,862,632	1.24	6,862,632	1.24	5,303,025	1.41
Granted	46,000	1.68	—	—	1,630,860	0.69
Cancelled	(184,590)	(0.93)	—	—	(71,253)	(1.01)

Outstanding, end of year	6,724,042	1.26	6,862,632	1.24	6,862,632	1.24

Exercisable, end of year	6,724,042	1.26	6,862,632	1.24	6,002,892	1.34

As of December 31, 2004, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$1.6789 and a weighted average unexpired life of approximately 3.7 years.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair values of stock options at date of grant of $2.34 per option for the year ended December 31,  2002, and $1.69 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions. There were no options granted during the years ended December 31, 2003.

	2004		2003	2002

Risk-free interest rate	2.88%		—	4.48%
Expected dividend yield	0%		—	0%
Expected option life	2.3 yea	rs	—	5.7 yea	rs
Expected stock price volatility	208%		—	177%

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially effect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	As of December 31,
	2004		2003		2002
	US$		US$		US$
	{amounts expressed in thousands, except share and per share data}

Net income as reported	594		531		500
Less: Stock compensation expense determined under the fair value method, net of tax	(27)		(216)		(507)
Pro forma net income/(loss)	567		315		(7)
Income/(loss) per share:

Basic as reported	US$	0.09	US$	0.08	US$	0.08
Diluted, as reported	US$	0.06	US$	0.08	US$	0.08
Basic, pro forma	US$	0.09	US$	0.05	US$	(0.00)
Diluted, pro forma	US$	0.06	US$	0.05	US$	(0.00)

Item 6C.                              Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s nine directors, eight were elected at the Company’s last annual meeting of shareholders in August 2004 and the ninth member was appointed to the Board in June 2005.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2004, the Audit Committee met six (6) times, being attended by all members.

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

The Audit Committee is currently composed of Y.K. Liang, and Ho Choi Chiu.  The Audit Committee’s “financial experts” are Y.K. Liang and Choi Chiu Ho.  The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC.  In order to maintain compliance with said standards and rules and regulations by not later than July 31, 2005, the Company will be required to have an Audit Committee consisting of three members, all of whom must be independent and as a result, T.C. Leung will be required to resign from the Audit Committee and a third independent director will be required to join that committee.  Currently, the Company does not have a third member of its Board of Directors that is “independent” as defined by applicable laws, rules and regulations.

Item 6D.                              Employees

The Company has approximately 162 full-time employees. At December 31, 2004, 2003 and 2002, staffing levels were approximately as follows:

	2004*	2003*	2002*

Marketing and sales	72	62	54
Administrative	53	40	36
Technical	37	23	20
Total full time employees	162	125	110

*                                         For 2002 and 2003 does not include, but for 2004 does include, employees situated in our retail shops and their representative offices.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.          Major Shareholders

                                                The following table sets forth, as of June 1, 2005, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)	8,124,669	73.1%

Pearl Venture Ltd.(1)(2)	3,039,073	47.2%

Alex Sham(3)	439,224	6.4%

Jerry Wong(3)	320,804	4.8%

Nancy Wong(3)	204,330	3.1%

C.P. Kwan(3)	310,662	4.7%

Y.K. Liang	—	—

Xu Hong Wang(3)	111,714	1.7%

Choi Chiu Ho	—	—

All Executive Officers And Directors of the Company as a group (8 persons)(2) (1)	9,511,402	77.6%

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

Item 7B.          Related Party Transactions

All outstanding balances with related parties are unsecured, non-interest bearing and are repayable in 2005. The related companies with which the Company has engaged in material transactions are Eurotherm and Armtison Limited (“Armtison”) and Patwin Inc. (“Patwin”). During Fiscal 2004, 2003 and 2002, the Company made sales to Eurotherm of approximately US$27,000, US$43,000 and US$33,000, respectively. During Fiscal 2004, 2003 and 2002, the Company made purchases from Armtison of approximately US$Nil, US$4,000 and US$33,000, respectively and from Eurotherm of approximately US$7,503,000, US$7,219,000 and US$2,800,000 respectively. Additionally, during Fiscal 2004, 2003 and 2002, the Company paid approximately US$25,000, US$33,000 and US$45,000, respectively to Armtison for office space rentals, and approximately US$29,000, US$29,000 and US$27,000 in management fees to Eurotherm to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$30,000, US$34,000 and US$34,000 from Eurotherm for office space rentals during Fiscal 2004, 2003 and 2002, respectively. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively. During Fiscal 2004, the Company received management fees of US$9,000 from Armiston for accounting and administrative services.  The Company also paid approximately US$ 30,000 in management fees to Patwin to represent the Company in the United States, for each of Fiscal 2004, 2003 and 2002.At the end of Fiscal 2004 and Fiscal 2003, the Company was obligated to Eurotherm for approximately US$1,265,000 and US$1,330,000, respectively, for normal trade indebtedness. This indebtedness is repayable on normal trading terms, is unsecured and does not bear interest. T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer is also a director of Eurotherm as at December 31, 2004, 2003 and 2002.  During Fiscal 2005, the Company has continued and expects to continue to:

•              make sales to Eurotherm;

•              make purchases from Armtison and Eurotherm;

•              lease facilities from Armtison;

•              pay management fees to Eurotherm; and

•              lease facilities to Eurotherm.

As of December 31, 2003, approximately US$261,000 of other current assets represent advances to certain PRC employees of the Company. The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in PRC by the employees to sell the Company’s products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During Fiscal 2003, an allowance for doubtful debt in respect of such advances of US$45,000 was made. The Company does not account for the related sales to these retail shops until the inventories are sold to third parties.

As at December 31, 2004, the Group has included the financial results of these retail shops with the application of FIN 46 “Consolidation of Variable Interest Entities”. All material intercompany balances and transactions have been eliminated in consolidation.

Item 7C.          Interest of Experts and Counsel

Not applicable.

ITEM 8.           FINANCIAL INFORMATION

Item 8A.          Consolidated Statements and Other Financial Information

Item 8A.1                                             See Item 18.

Item 8A.2                                             See Item 18.

Item 8A.3                                             See Report of Independent Registered Public Accounting Firm, page F-1.

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

The following prices are not adjusted to reflect stock dividends of 20%, 30% and 50% issued in September 1999, August 2001 and August 2004, respectively.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2000	0.3777	8.3791
2001	0.4293	1.6857
2002	0.5786	1.3707
2003	0.6500	3.7143
2004	0.9330	7.3270

Quarters Ended	Low	High
	US$	US$
June 30, 2003	0.7571	1.2714
September 30, 2003	0.7857	3.7143
December 31, 2003	1.4000	2.1000
March 31, 2004	1.4000	10.9900
June 30, 2004	1,700	5.280
September 30, 2004	2.074	5.447
December 31, 2004	2.360	6.940
March 31, 2005	3.000	4.680

The Following Months	Low	High
	US$	US$
January 2005	3.280	4.680
February 2005	3.000	3.870
March 2005	3.000	4.380
April 2005	2.730	3.170
May 2005	2.700	3.230

Period	Low	High
	US$	US$

From April 1, 2005 to June 21, 2005	2.700	3.710

The Ordinary Shares were held by approximately 42 holders of record as of June 23, 2004. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 400 beneficial shareholders of its Ordinary Shares.

Item 9B.          Plan of Distribution

Not Applicable.

Item 9C.          Selling Shareholders

Not Applicable.

Item 9D.          Dilution

Not Applicable.

Item 9E.          Expenses Of The Issue

Not Applicable.

ITEM 10.         ADDITIONAL INFORMATION

Item 10A.        Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2004, there were 6,434,667 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. An additional 340,651 Ordinary Shares were repurchased by the company as treasury stock. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

The Board of Directors of the Company, without further shareholder action, may issue shares of Preferred Stock in any number of series and may establish as to each such series the designation and number of shares to be issued and the relative rights and preferences of the shares of each series, including provisions regarding voting powers, redemption, dividend rights, rights upon liquidation and conversion rights. The issuance of shares of Preferred Stock by the Board of Directors could adversely effect the rights of holders of Ordinary Shares by, among other matters, establishing preferential dividends, liquidation rights and voting power. The Company has not issued any shares of Preferred Stock and has no present intention to issue shares of Preferred Stock. The issuance thereof could discourage or defeat efforts to acquire control of the Company through acquisition of Ordinary Shares.

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

Item 10C.                       Material Contracts

During Fiscal 2004, the Company’s contract with O.I. Corporation (“O.I.”) permitting the Company to assemble O.I.’s Total Organic Analyzer remained in effect. See Item 4B. “Business Overview – Product Assembly Operations.”  We plan to market a Total Organic Analyzer under our own brand name in the third quarter of 2005.

Item 10D.                       Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Ordinary Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. There are no British Virgin Islands laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. British Virgin Islands laws and the Company’s Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company’s securities or vote the Company’s Ordinary Shares. The PRC government has established a unified exchange rate system and system of exchange controls to which the Company is subject.

Item 10E.                       Taxation

The Company is exempted from taxation in the British Virgin Islands.

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 17.5% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes. Hong Kong levies no capital gains or dividends tax.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2004, SET is still exempt from the PRC enterprise income tax as it had an assessable loss of US$81,155 for the current year.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2004, certain VIEs had aggregated assessable losses carried forward of US$107,726 agreed by the local tax authority.

The Company’s effective tax rates for Fiscal 2004, Fiscal 2003 and Fiscal 2002 were 29.3%, 19.7% and 19.7%, respectively. Weighted average statutory tax rates of 20.8%, 20.1% and 15.7% were in effect for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Principal adjustments to this statutory tax rate were valuation allowances of 7.0%, (0.8%) and 2.1% during Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.  The increase in valuation allowances for Fiscal 2004 was primarily due to inclusion of VIEs.

Income taxes represent current Hong Kong profits tax applied at 16% for subsidiaries incorporated in Hong Kong for the years ended December 31, 2002. In 2003, Hong Kong changed the profits tax rate from 16% to 17.5% for the fiscal year ended 2003/2004.  PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2004. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$226,550 and US$145,395, respectively, during Fiscal 2004 and 2003.

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

Foreign Currency Risks

The Company is exposed to risk from changing foreign currency exchange rates. The Company’s sales are denominated either in HK dollar or RMB. The majority of the Company’s expenses and cost of revenue are denominated in HK dollars, followed by RMB, US dollars, Japanese yen and the Euro. The Company is subject to a variety of risks associated with changes among the relative value of the US dollar, HK dollar, RMB, Japanese yen and the Euro. The Company does not currently adequately hedge its foreign exchange positions. Any material increase in the value of the HK dollar, RMB, Japanese yen and the Euro relative to the US dollar would increase the Company’s expenses and cost of revenue and therefore would have a material adverse effect on the Company’s business, financial condition and results of operations.

Inflation

The Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations during the past several years.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2004.  The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.         DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)           Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act, as of the end of the period covered by this report. (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in relating to us, including our consolidated subsidiaries, that is required to be included in our reports filed or submitted under the Exchange Act.

(b)                                 Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly effect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16.                           [RESERVED]

Item 16A.                       Audit Committee Financial Expert

The Committee includes two non-employee directors who meet the independence and financial expert requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.  They are Messrs. Y.K. Liang and Choi Chiu Ho.

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

	For the Year Ended December, 31
	2002		2003		2004

Audit fees(1)	US$	66,300	US$	63,500	US$	109,000

Audit-related fees(2)	US$	NIL	US$	NIL	US$	NIL

Tax fees(3)	US$	3,800	US$	3,800	US$	6,000

All other fees	US$	NIL	US$	NIL	US$	NIL

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

Table of Contents

(1)   “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)   “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2002, 2003 and 2004, respectively.

(3)   “Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

The Company is a “Controlled Company” as defined in NASDAQ’s corporate governance rules as a majority of our shares are owned by a “control group” consisting of T.C. Leung, Pearl Venture Ltd. and Regent Earnings Limited, who have disclosed their “control group” status in their filings with the Commission.  So long as that “controlled company” status remains in effect, the Company will be exempt from certain of NASDAQ corporate governance rules that, including among other things, would require: (a) a majority of our directors be independent; (b) the compensation of our chief executive officer be determined or recommended by independent directors; and (c) director nominations be determined or recommended by independent directors.

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

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

Consolidated balance sheets

Consolidated income statements

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
(Registrant)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: July 14, 2005

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003 AND

CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE DIRECTORS OF
EURO TECH HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Tech Holdings Company Limited and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers

Hong Kong, July 14, 2005

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31

	Note		2004	2003
			US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents			5,242	2,752
Accounts receivable, net	5		3,327	4,283
Bills receivable			812	1,068
Prepayments and other current assets	17	(iii)	367	615
Inventories, net	6		3,564	2,246
Taxation recoverable			7	15
Total current assets			13,319	10,979

Property, plant and equipment, net	7 & 20	(ii)	1,766	1,849

Investments in affiliates	8		571	434

Deferred tax assets	4		43	46

Total assets			15,699	13,308

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable			4,188	3,178
Bills payable			516	356
Amounts due to related companies	17		1,266	1,330
Other payables and accrued expenses	9		1,791	1,173
Taxation payable			101	28
Total current liabilities			7,862	6,065

Commitments and contingencies	18		—	—
Shareholders’ equity:
Common stock, par value US$0.01 each,20,000,000 (2003: 20,000,000) shares authorized; 6,775,318 (2003: 6,775,318) shares issued and outstanding	10		68	45
Additional paid-in capital			2,500	2,523
Warrants	11		—	—
Treasury stock, 340,651 (2003: 340,651) shares at cost	12		(237)	(237)
PRC statutory reserve	13		69	—
Accumulated other comprehensive loss			(26)	(26)
Retained earnings			5,463	4,938
Total shareholders’ equity			7,837	7,243

Total liabilities and shareholders’ equity			15,699	13,308

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Note		2004		2003		2002
			US$’000		US$’000		US$’000

Revenue	20	(i)	32,282		27,442		23,497
Cost of revenue			(27,033)		(22,805)		(18,735)
Gross profit			5,249		4,637		4,762

Selling and administrative expenses			(4,801)		(4,108)		(4,173)
Operating income			448		529		589
Interest income			17		13		18
Other income, net	3		104		6		9
Income before income taxes			569		548		616

Income taxes	4		(167)		(108)		(123)

Equity in profit of affiliates, net of taxes			192		91		7
Net income			594		531		500

Net income per common stock
- Basic			US$	0.09	US$	0.08	US$	0.08

- Diluted			US$	0.06	US$	0.08	US$	0.08
Weighted average number of common shares outstanding
- Basic			6,434,667		6,434,667		6,434,667

- Diluted			10,034,687		6,434,667		6,434,667

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	594	531	500
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	184	190	163
Gain on disposal of property, plant and equipment	—	(1)	(3)
Equity in profit of affiliates, net of taxes	(192)	(91)	(7)
(Increase) decrease in current assets:
Accounts receivable, net	956	93	(1,659)
Bills receivable	256	(666)	267
Prepayments and other current assets	248	(153)	(92)
Inventories, net	(1,318)	(282)	39
Taxation recoverable	8	(15)	—
Amount due from a related company	—	2	(2)
Deferred tax assets	3	(3)	(43)
Increase (decrease) in current liabilities:
Accounts payable	1,010	(1,352)	1,172
Bills payable	160	209	10
Amounts due to related companies	(64)	664	326
Other payables and accrued expenses	618	534	(526)
Taxation payable	73	(7)	(63)
Net cash provided by/(used in) operating activities	2,536	(347)	82
Cash flows from investing activities:
Sales proceeds on disposal of property, plant and equipment	—	1	3
Purchase of property, plant and equipment	(101)	(74)	(84)
Investments in affiliates	—	—	(335)
Dividend income	55	—	—
Net cash used in investing activities	(46)	(73)	(416)
Cash flows from financing activities:
Repayment of long-term bank loan	—	—	(90)
Net cash used in financing activities	—	—	(90)
Effect of exchange rate changes on cash and cash equivalents	—	(1)	46
Net increase/(decrease) in cash and cash equivalents	2,490	(421)	(378)
Cash and cash equivalents, beginning of year	2,752	3,173	3,551
Cash and cash equivalents, end of year	5,242	2,752	3,173
Supplementary information	US$	US$	US$
Interest received	17	13	22
Interest paid	—	—	4
Income taxes paid	121	134	229

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Number of common stock	Common stock	Additional paid-in capital	Warrants	Treasury stock	Accumulated other comprehensive income (loss)	PRC statutory reserve	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2002, as previously reported	6,775,318	32	2,043	172	(237)	(32)	—	4,228	6,206
Stock compensation cost(1)	—	—	321	—	—	—	—	(321)	—

Balance as of January 1, 2002, as revised	6,775,318	32	2,364	172	(237)	(32)	—	3,907	6,206
Net income	—	—	—	—	—	—	—	500	500
Foreign exchange translation adjustment	—	—	—	—	—	8	—	—	8
Expiration of warrants	—	—	6	(6)	—	—	—	—	—
Balance as of December 31, 2002	6,775,318	32	2,370	166	(237)	(24)	—	4,407	6,714

Net income	—	—	—	—	—	—	—	531	531
Stock split effect in the form of a dividend	—	13	(13)	—	—	—	—	—	—
Foreign exchange translation adjustment	—	—	—	—	—	(2)	—	—	(2)
Expiration of warrants	—	—	166	(166)	—	—	—	—	—
Balance as of December 31, 2003	6,775,318	45	2,523	—	(237)	(26)	—	4,938	7,243

Net income	—	—	—	—	—	—	—	594	594
Stock split effect in the form of a dividend	—	23	(23)	—	—	—	—	—	—
Transfer of reserve	—	—	—	—	—	—	69	(69)	—
Balance as of December 31, 2004	6,775,318	68	2,500	—	(237)	(26)	69	5,463	7,837

The accompanying notes are an integral part of these consolidated financial statements.

(1) We did not account for stock options for 100,000 shares granted to an external consultant in March 1997.  These options had an exercise price of US$5.5.  These have now been accounted for and an amount of US$320,925 being the fair value of such options on the date of grant has been transferred from retained earnings to additional paid-in capital as at January 1, 2002.  This change does not have any impact on the results of operations, cashflows and total shareholders’ equity for the years presented.  These options expired unexercised in 2003.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organization and principal activities

Euro Tech Holdings Company Limited (the “Company”) was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech (Far East) Limited (“Far East”) is the principal operating subsidiary of the Company.  It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People’s Republic of China (the “PRC”).

Details of the Company’s subsidiaries and affiliates are summarized as follows:

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

2                                         Summary of significant accounting policies

(a)                                  Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”).  The financial statements of variable interest entities (“VIEs”) as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (R) (“FIN46(R)”), are included in the consolidated financial statements, if applicable.  In January 2003, the FASB issued FASB Interpretation No. 46 (FIN46), “Consolidation of Variable Interest Entities” and amended it by issuing FIN 46(R) in December 2003.  FIN 46 (R) addresses consolidation by business enterprises VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

The Group identified that the retail shops established in the PRC qualified as variable interest entities as defined in FIN46(R).  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$ 963,103 and US$ 303,106, respectively, as of December 31, 2004.  The cumulative losses of consolidating these VIEs on the Group’s consolidated statement of income in 2004 were US$41,947, including taxes of US$23,538.  The assets consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.  The creditors of these entities do not have recourse to the general credit of the Group.

Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting.  All material intercompany balances and transactions have been eliminated in consolidation.

(b)                                  Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)                                  Revenue Recognition

The Group’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company recognizes revenue when the product is delivered and the title is transferred.  For certain products where installation is necessary, revenue is recognized upon completion of installation. Revenue earned from customer support services, which represents a minor percentage of total revenues, is recognized when such services are provided.

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method.  This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known.

(d)                                  Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$56,000, US$12,000 and US$10,000 for the years December 31, 2004, 2003 and 2002 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(e)                                  Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$247,000, US$260,000 and US$230,000 for the years December 31, 2004, 2003 and 2002 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(f)                                    Taxation

The Group accounts for income and deferred tax under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”, under which deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  SFAS 109 also requires the recognition of the future tax benefits of net operating loss carry forwards.  A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

Note 4 shows the applicable tax rates for individual subsidiary and variable interest entities, as well as the major temporary differences so recorded.

(g)                                 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(h)                                 Receivables and Other Assets

Receivables and other assets are recorded at their nominal values.  Valuation allowances are provided for identified individual risks for these line items.  If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

(i)                                    Inventories

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

(j)                                    Property, Plant and Equipment

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

Office premises	47 to 51 years
Leasehold improvements	over terms of the leases
Furniture, fixtures and office equipment	3 to 5 years
Motor vehicles	4 years
Testing equipment	3 years

(k)                                Impairment

The Group has adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  There were no impairment losses recorded during each of the three years ended December 31, 2004.

(l)                                    Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(m)                              Goodwill

The Group has adopted SFAS No.142: “Goodwill and other intangible assets” which requires the Group to cease amortizing goodwill, assess the possible impairment of goodwill existing at the date of adoption and perform a subsequent impairment test on an annual basis.

(n)                                 Foreign Currency Translation

The Company maintains its books and records in United States dollars.  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”).  Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates.  Gains or losses from foreign currency transactions are recognized in the consolidated statements of income during the year in which they occur.  Translation adjustments on subsidiaries’ equity are included as cumulative translation adjustments.

(o)           Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133”, as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 133 contains accounting and reporting standards for hedging accounting and for derivative financial instruments, including certain derivative financial instruments embedded in order contracts.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or shareholders’ equity (as a component of accumulated other comprehensive income).

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Please see note 16 for additional information regarding the Company’s use of derivative instruments.

 (p)          Comprehensive Income

The Group has adopted SFAS No. 130:  “Reporting Comprehensive Income,” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the consolidated statement of changes in shareholders’ equity.

 (q)          Common Stock

Common stock refers to the $0.01 par value capital stock as designated in the Company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-

average basis.

 (r)          Net income per Common Share

Net income per common share is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income by the weighted average number of shares of common stock outstanding during the period. The Company reports both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.  Outstanding stock options are the only dilutive potential shares of the Company. There was no difference between basic and diluted earnings per share as the exercise prices of the redeemable warrants and stock options outstanding were higher than the average market prices of the common stock for the years ended December 31, 2003 and 2002 and therefore the effect of including such items in the calculation of earnings per share would have been anti-dilutive.

 (s)          Stock-based Compensation

In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the excess of the estimated fair value of the ordinary shares over the exercise price on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. The Group discloses the effect on net income and earnings per share as if the Group had applied the fair value recognition provision in accordance with SFAS No. 123 in Note 14.

 (t)           Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

 (u)          Related Parties

Entities are considered to be related to the Group if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Group. Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

 (v)           Segment Information

The Company’s segment reporting is prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The management approach required by SFAS 131 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.

 (w)          Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 requires that exchange of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance.  SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 requires that abnormally high vacancy, wasted material, freight and processing costs not be part of recognizable production costs. Such cost must instead be expensed as incurred. Accordingly fixed costs shall henceforth be allocated to inventory based on normal production capacity. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” that will require the Company to expense costs related to share-based payment transactions with employees. With limited exception, SFAS No. 123 (R) requires that the fair value of share-based payments to employees be expensed over the period service is received. SFAS No. 123 (R) becomes mandatory effective for the Company on July 1, 2005. The Company intends to adopt this standard using the modified retrospective method of transition with effect from 1 January 2005.

SFAS No. 123 (R) allows the use of both closed form models (e.g., Black-Scholes Model) and open form models (e.g., lattice models) to measure the fair value of the share-based payment as long as that model is capable of incorporating all of the substantive characteristics unique to share-based awards. In accordance with the transition provisions of SFAS No. 123 (R), the expense attributable to an award will be measured in accordance with the Company’s measurement model at that award’s date of grant.

The Company believes that the total expense recorded in future periods will depend on several variables, including the number of share-based awards that vest and the fair value of those vested awards.

In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal periods beginning after December 15, 2005.  SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change.  SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.  The Group is currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

3              Other income, net

	2004	2003	2002
	US$’000	US$’000	US$’000

Gain on disposal of property, plant and equipment	—	1	3
Exchange gain/(loss), net	73	(35)	(53)
Rental income	31	40	59
	104	6	9

4              Income taxes

The Company is exempted from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provide for Hong Kong profits tax at a rate of 17.5% in the year of 2004 and 2003 (2002: 16%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year ended 2003/2004.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC

Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempted from the PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2004, SET is still exempted from the PRC enterprise income tax as it had an assessable loss carried forward of US$226,550 as agreed by the local tax authority (2003: US$145,395).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2004, certain VIEs had aggregated assessable losses carried forward of US$107,726 as agreed by the local tax authority.

The provision for income taxes consists of:

	2004	2003	2002
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic	—	—	—
Foreign	164	111	166

Total current provision	164	111	166

Deferred tax expense / (benefit):
Domestic	—	—	—
Foreign	3	(3)	(43)

Total deferred provision	3	(3)	(43)

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income are as follows:

	2004	2003	2002

Weighted average statutory tax rate	20.8%	20.1%	15.7%
Change in valuation allowances	7.0%	(0.8)%	2.1%
Under/(Over)-provision for income tax in prior years	0.4%	(1.7)%	—
Others	1.1%	2.1%	1.9%
Effective tax rate	29.3%	19.7%	19.7%

The components of deferred tax assets are as follows:

	2004	2003
	US$’000	US$’000

Deferred tax assets arising from tax losses	183	71
Deferred tax assets/(liabilities) arising from temporary difference	1	(3)
Less: Valuation allowances	(141)	(22)
Net deferred tax assets	43	46

5              Accounts receivable

	2004	2003
	US$’000	US$’000

Trade receivables	3,385	4,302
Less: Allowance for doubtful debts	(58)	(19)
	3,327	4,283

6              Inventories, net

	2004	2003
	US$’000	US$’000

Raw materials	55	28
Finished goods	3,509	2,218
	3,564	2,246

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2004, 2003 and 2002, provision for obsolete and slow moving inventories amounted to US$86,341, US$10,171 and US$25,445, respectively.

7              Property, plant and equipment

	2004	2003
	US$’000	US$’000

Office premises	2,271	2,271
Leasehold improvements	93	63
Furniture, fixtures and office equipment	522	488
Motor vehicles	125	126
Testing equipment	67	54
	3,078	3,002

Less: Accumulated depreciation	(1,312)	(1,153)
	1,766	1,849

	2004	2003	2002
	US$’000	US$’000	US$’000

Depreciation charge	184	190	163

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

8              Investments in affiliates

During the year ended December 31, 2002, the Group acquired 30% equity interests in Yixing Pact Environmental Technology Co., Ltd, a company incorporated in the PRC, and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands, from an independent third party for a total consideration of US$335,000. The Group believed that the business of these two investments was complementary to the Group’s business as the Group continued to focus on sales and marketing of other products. The Group believed that by aligning itself with an engineering firm, such as these affiliates, it was able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Details of these affiliates are disclosed in Note 1. Investments in these affiliates are accounted for using the equity method of accounting.

The excess of purchase price over the underlying fair value of equity in net assets of the investees was considered goodwill and amounted to US$215,000. The Group did not recognize any separately identifiable intangible assets under the criteria prescribed in SFAS No. 141 “Business Combinations” pursuant to the acquisition. This equity method goodwill is not amortized, and the investment is tested annually for impairment. As of December 31, 2004 and 2003, management does not believe the investments were impaired.

A summary of the combined financial information of the affiliates is set forth below:

	2004	2003
	US$’000	US$’000

Balance Sheet:

Current assets	2,795	942

Non-current assets	39	44
Total assets	2,834	986

Current and total liabilities	(1,804)	(414)

Total shareholders’ equity	1,030	572

	2004	2003
	US$’000	US$’000

Operating results:

Net sales	3,674	1,995

Operating profits	893	348

Net profits	641	304

The above table represents the combined financial information of entities in which the Group has an investment accounted for using the equity method of accounting. These amounts are not the amounts reflected on the Group’s accompanying consolidated financial statements. Consistent with the Group’s accounting policy for investments accounted for using the equity method of accounting, as described in Note 2 (a), the Group has recorded approximately US$192,000 of equity in profit of affiliates, net of taxes, in the accompanying consolidated statements of income, representing the Group’s share in the affiliates. Similarly, the Group has included approximately US$571,000 in “Investments in affiliates” on the accompanying consolidated balance sheet, representing the Group’s investments in the affiliates.

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

In August 2004, the Company paid a dividend in the form of 2,258,443 ordinary shares of common stock of US$0.01 each, payable at the ratio of five shares of stock per ten shares of stock of the Company.

The effect of the above has been reflected retroactively in the accounts and the net income per common stock computations.

11           Warrants

A total of 2,620,800 warrants were issued in 1997, which comprised 1,076,400 public warrants, 1,450,800 private warrants and 93,600 underwriting warrants issued under the Company’s warrants plan.

Each public and private warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$3.52 during the period from March 14, 1998 to March 14, 2003. Each underwriter warrant entitles the holder thereof to acquire one share of the Company’s common stock at the exercise price of US$5.29 during the period from March 14 1998 to March 14, 2002. If the closing bid price of the

Company’s common stock is above US$5.4487 for twenty consecutive days, the Company has the right to redeem the warrants at the price of US$0.10 each. For the year ended December 31, 2003, no warrants were exercised or redeemed and all the remaining unexercised warrants expired on March 14, 2003.

12           Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 341,250 shares, but not to exceed US$281,250 in value, of the Company’s common stock could be purchased in the open market from time to time as market and business conditions warrant. The Company repurchased a total of 36,445 shares and 304,206 shares of common stock during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively. There was no reissuance of treasury stock during each of the three years ended December 31, 2004.

13           PRC statutory reserve

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net profit to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries also appropriated certain amount of their net profit to the expansion funds.

(i) Statutory reserve funds

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of the companies’ net profit to the statutory reserve funds until such funds reaches 50% of the companies’ registered capital. The statutory reserve funds can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

(ii) Statutory welfare funds

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of the companies’ net profit to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii) Expansion funds

The expansion reserve shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The expansion fund can be utilized upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

14           Stock options

(i)            Management Options Plan

A total of 4,586,400 shares of common stock have been reserved for issuance under the Company’s management option plan (the “Management Options”). The Management Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 4,353,804 shares of common stock. The exercise price of the options granted was US$ 1.221 per share for 1,310,400 of such options and US$ 1.6789 per share for the remaining 3,043,404. During the year ended December 31, 2000, 36,036 options with the exercise price of US$ 1.6789 were cancelled. During the same year, the Company further granted 242,697 options under the Management Options with the exercise price of US$ 1.6789 per share to its officers, directors and employees, which allowed them to purchase up to 242,697 shares of common stock. The options vested for a period of one year and will expire in March 2007. During the year ended December 31, 2002, 27,573 options with the exercise price of US$1.6789 were cancelled. During the year ended December 31, 2003, no options were exercised, cancelled or granted.

In 2004, the Company granted 46,000 shares with the exercise price of US$1.6789 per share to its offices, director and employees, which allowed them to purchase up to 46,000 shares of common stock. The options have a vesting period of one year and will expire in March 2007. The Company further cancelled 32,760 options with an exercise price of US$1.6789. No options were exercised during the financial year 2004.

(ii)           2000 Stock Option Plan

A total of 1,195,740 shares of common stock have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”). The 2000 Stock Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 742,560 shares of common stock. The exercise price of all options granted is US$ 0.5787 per share. During the year ended December 31, 2002, 43,680 options with exercise price of US$0.5787 were cancelled. The Company further granted 477,750 options and 19,110 options under the 2000 Stock Options with an exercise price of US$0.8191 and US$0.6809 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 496,860 shares of common stock. The options vested within a six-month to one-year period and will expire in August 2010.

During the year ended December 31, 2004, 35,490 options with exercise price of US$0.5787 per share and 23,940 options with exercise price of US$0.8191 year share were cancelled. Further, there were no options exercised or granted in 2004.

(iii)          2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 294,000 shares and 840,000 shares of common stock have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively. Both 2002 Employee Stock Options and the 2002 D&O Stock Options provide for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2002, the Company granted such options to its employees, officers and directors under the 2002 Employee Stock Options and the 2002 D&O Stock Options, which allow them to purchase up to 294,000 and 840,000 shares of common stock at an exercise price of US$0.7618 and US$0.5857, respectively. The options vested for a period of a six-month period and will expire in April 2012 and November 2012, respectively. During the years ended December 31, 2004, 2003 and 2002, no options had been exercised.

In 2004, 92,400 options with an exercise price of US$0.7618 per share were cancelled and no further options were granted.

Changes in outstanding options under various plans mentioned above were as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	6,862,632	1.24	6,862,632	1.24	5,303,025	1.41
Granted	46,000	1.68	—	—	1,630,860	0.69
Cancelled	(184,590)	(0.93)	—	—	(71,253)	(1.00)
Outstanding, end of year	6,724,042	1.26	6,862,632	1.24	6,862,632	1.25

Exercisable, end of year	6,724,042	1.26	6,862,632	1.24	6,002,892	1.34

As of December 31, 2004, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$1.6789 and a weighted average unexpired life of approximately 3.7 years.

The Company accounts for share-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Options and the 2002 D&O Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $0.93 per option for the year ended December 31, 2002, and $1.44 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions. There were no options granted during the year ended December 31, 2003.

	2004		2003	2002

Risk-free interest rate	2.88%		—	4.48%
Expected dividend yield	0%		—	0%
Expected option life	2.3 yea	rs	—	5.7 yea	rs
Expected stock price volatility	208%		—	177%

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Had compensation expense for the Company’s share-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common stock would have been as follows:

	2004		2003		2002
	US$’000		US$’000		US$’000

Net income as reported	594		531		500
Less: Stock compensation expense determined under the fair value method, net of tax(1)	(27)		(216)		(507)
Pro forma net income/(loss)	567		315		(7)

Income per share:

Basic, as reported	US$	0.09	US$	0.08	US$	0.08

Diluted, as reported	US$	0.06	US$	0.08	US$	0.08

Basic, pro forma	US$	0.09	US$	0.05	US$	(0.00)

Diluted, pro forma	US$	0.06	US$	0.05	US$	(0.00)

(1) For the years ended December 31, 2002 and 2003, the pro forma stock compensation expense amounts have been adjusted to reflect lower calculated fair values for employee stock options which resulted in a decrease of approximately US$272,000 in the pro forma net loss for the year ended December 31, 2002 and a decrease of approximately US$116,000 in the pro forma net income for the year ended December 31, 2003.  These adjustments were required as the restrictions on the employee stock options were not considered by the external valuer in prior years.

15           Pension plan

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributes approximately 7% (2003 and 2002 - 7%) of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2004, 2003 and 2002, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$166,000, US$137,000 and US$131,000 respectively.

16.          Risk factor and Derivative Instruments

Financial risk factors

The Group’s activities expose it to a variety of financial risks: foreign exchange rate risk and credit risk.

(i)            Credit risk

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Derivative counterparties and cash transactions are limited to high credit quality banks.

(ii)           Foreign exchange risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Reminbi and Euro.  Foreign exchange risk arises form committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations.  The Group uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures.

The Group’s prevailing risk management policy is to hedge the net committed transactions (mainly sales and import purchases) in each major currency.

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations.

As of December 31, 2004, the Company has foreign forward contract commitments of approximately US$468,000 (2003 & 2002: Nil). The fair value of this derivative instrument was approximately US$6,000 which was expensed in the consolidated statement of income as it is not qualified as hedge accounting treatment.

17           Related party transactions

 (i)           The transactions with related parties are summarized as follows:

	2004	2003	2002
	US$’000	US$’000	US$’000

Sale of goods to
Eurotherm Limited	27	43	33
Armtison Limited	1	—	—

Purchase of goods from
- Eurotherm Limited	7,503	7,219	2,800
- Armtison Limited	—	4	33
- Action Instruments (China) Limited	5	10	9
- Euro Electron (Far East) Limited	4	—	—

Interest income on trade receivables earned from Armtison Limited	2	3	5

Rental income of office premises earned from Eurotherm Limited	30	34	34

Rental expenses for office premises charged by Armtison Limited	25	33	45

Management fees charged by
Eurotherm Limited	29	29	27
Patwin Inc.	30	30	30

Management fees received from
Pact Asia Pacific Ltd	—	9	2
Armtison Limited	9	—	—

 (ii)                               Details of the amounts due to related companies are as follows:

	2004	2003
	US$’000	US$’000

Action Instruments (China) Limited	1	—
Eurotherm Limited	1,265	1,330
	1,266	1,330

The amounts due to related companies are trade in nature, unsecured, non-interest bearing and are repayable in 2005.

Armtison Limited and Action Instruments (China) Limited are beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors. Patwin Inc. is beneficially owned by the brother of Mr. T. C. Leung. Mr. T. C. Leung is also a director of Eurotherm Limited as at December 31, 2004, 2003 and 2002.

(iii)          As of December 31, 2003, prepayments and other current assets included advances to certain PRC employees of the Group, net of provision, of approximately US$261,000. The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in the PRC by the employees to market the Group’s products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During the years ended December 31, 2003, provisions in respect of the recoverability of such advances of US$45,000 were made by the Group. The Group does not account for the related sales to these retail shops until the related inventories are sold to third parties.

As at December 31, 2004, the Group has included the financial results of these retail shops with the application of FIN 46 “Consolidation of Variable Interest Entities”. All material intercompany balances and transactions have been eliminated in consolidation.

18           Commitments and contingencies

 (i)           Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2004, 2003 and 2002 were approximately US$257,000, US$139,000, and US$210,000, respectively. Future minimum rental payments as of December 31, 2004, under agreements classified as operating leases with non-cancellable terms amounted to US$205,000 of which US$158,000 are payable in the year 2005 and US$47,000 are payable in the year from 2006 to 2008.

 (ii)          Banking facilities

As of December 31, 2004, 2003 and 2002, the Group has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$4,167,000, US$4,321,000 and US$4,320,000 respectively, of which approximately US$2,394,000, US$1,723,000 and US$762,000 was utilized.

19.          Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

20           Segment information

There is only one reporting segment in the Group and accordingly, no segment information is presented in accordance with SFAS 131. The geographical analysis is as follows:

 (i)           Revenue

Geographical analysis of revenue by customer location is as follows:

	2004	2003	2002
	US$’000	US$’000	US$’000

Revenue -
The PRC	25,245	20,194	16,635
Hong Kong	6,820	7,092	6,787
Others	217	156	75
	32,282	27,442	23,497

 (ii)          Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2004	2003
	US$’000	US$’000

Hong Kong	968	1,107
The PRC	798	742
	1,766	1,849

(1)           Long-lived assets represent property, plant and equipment, net.

 (iii)         Major suppliers

Details of individual supplier accounting for more than 5% of the Group’s purchases are as follows:

	2004	2003	2002

Eurotherm Limited	29%	31%	15%
Hioki E.E. Corp.	15%	12%	15%
Hach Company Inc.	11%	8%	19%
Lachat Instruments Inc.	7%	3%	6%
Wallace & Tiernan Pacific Pty. Ltd.	4%	3%	7%
ThermoQuest Corporation	5%	3%	5%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.