Form 20-F
period 2005-12-31
EURO TECH HOLDINGS CO LTD
filed 2006-06-29
CIK 1026662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                     to

Commission file number  000-22113

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

8,198,641 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large Accelerated Filer ☐        Accelerated Filer  ☐        Non-Accelerated Filer  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

TABLE OF CONTENTS

INTRODUCTION

FORWARD LOOKIING STATEMENTS

GLOSSARY

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

Item 3A.	Selected Financial Data
Item 3B.	Capitalization and Indebtedness
Item 3C.	Reasons for the Offer and Use of Proceeds
Item 3D.	Risk Factors

ITEM 4.	INFORMATION ON THE COMPANY

Item 4A.	History and Development of the Company
Item 4B.	Business Overview
Item 4C.	Organizational Structure
Item 4D.	Property, Plant and Equipment

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results
Item 5B.	Liquidity and Capital Resources
Item 5C.	Research and Development, Patents and Licenses
Item 5D.	Trend Information
Item 5E.	Off Balance Sheet Arrangements
Item 5F.	Tabular Disclosure of Contractual Obligations

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management
Item 6B.	Compensation
Item 6C.	Board Practices
Item 6D.	Employees
Item 6E.	Share Ownership

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders
Item 7B.	Related Party Transactions
Item 7C.	Interest of Experts and Counsel

ITEM 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information
Item 8B.	Significant Changes

ITEM 9.	THE OFFERING AND LISTING

Item 9A.	Listing Details
Item 9B.	Plan of Distribution
Item 9C	Markets
Item 9D.	Selling Shareholders
Item 9E.	Dilution

i

Item 9F.	Expenses Of The Issue

ITEM 10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital
Item 10B.	Memorandum and Articles of Association
Item 10C.	Material Contracts
Item 10D	Exchange Controls
Item 10E.	Taxation
Item 10F.	Dividends And Paying Agents
Item 10G.	Statement By Experts
Item 10H.	Documents on Display
Item 10I.	Subsidiary Information

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert
Item 16B.	Code Of Ethics
Item 16C.	Principal Accountant Fees And Services
Item 16D.	Exemptions From Listing Standards

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

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

iii

GLOSSARY

The following glossary of terms may be helpful in understanding the terminology used in this Annual Report.

Anaerobic:	Treating waste water biologically in the absence of air.

Ambient Air:	Atmospheric air (outdoor as opposed to indoor air).

Atomic Spectrometer:

An analytical instrument used to measure the presence of an element in a substance by testing a sample which is aspirated into a flame and atomized. The amount of light absorbed or emitted is measured. The amount of energy absorbed or emitted is proportional to the concentration of the element in the sample.

Coalescer:	A process that coalesces smaller oil particles to form larger oil particles that can readily float to a tank’s surface.

Colorimeter:	An analytical instrument that measures substance concentration by color intensity when the substance reacts to a chemical reagent.

Flow Injection Analyzer:	An analytical instrument with a special sampling system that uses a continuous stream of reagent(s) into which fluid samples are injected.

Human Machine Interface
Software:	A type of software to interface (or coordinate) the interaction between machine or equipment and a human being.

Lamella:	Synthetic media installed in a clarifier tank to assist in particle flocculation (coming together in a “floc” or “flakes”)

pH Controller:	A process instrument that measures and controls the acidity or alkalinity of a fluid.

Reagent:	A chemical substance used to cause a chemical reaction and detect another substance.

Mass Spectrometer:	An analytical instrument that separates and identifies chemical constituents according to their mass-to-charge ratios and is used to identify organic compounds.

Multi-Channel Digital
Recorder:	A device that measures and records more than one input of a digitized signal (signal in the form of pulses).

Multi-Channel and Analogue
Recorder:	A device that measures and records more than one input of a signal in multi-voltage or milliamp ere (e.g. temperature in degrees Centigrade or degrees Fahrenheit).

Process Analyzer:	An analyzer that continuously samples, monitors and measures fluids or gases.

Process Feed:	Treating water that had been used industrially.

Process Turbidimeter:	An analytical instrument that continually measures the clarity of water based on light scattering or deflection.

Programmable Logic
Controller:	A device used to automate the monitoring and control of an industrial plant.

SCADA:	Supervisory Control and Data Acquisition. An industrial device used to monitor and control an industrial plant’s status and provide facilities to record the progress of a machine or project.

Sequential Event Recorder:	High-speed instrumentation that can record a sequence of events in chronological order in millisecond resolution.

Telemetry:	The science and technology of automatic measurement and transmission of data by wire, radio or other means from remote sources.

Total Organic Carbon
Analyzer:	An analytical instrument that measures organic contamination in water.

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

The selected consolidated income statement data for years ended December 31, 2005, 2004 and 2003, and the selected consolidated balance sheet data as of December 31, 2005 and 2004 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003, 2002 and 2001 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	As of December 31,
	2005	2004	2003	2002	2001
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,362	5,242	2,752	3,173	3,551
Working capital(1)	6,931	5,457	4,914	4,363	4,123
Total assets	17,377	15,699	13,308	12,716	11,379
Short-term debt(2)	0	0	0	0	90
Net assets	9,754	7,837	7,243	6,714	6,206
Capital Stock	74	68	45	32	32

(1)             Current assets minus current liabilities.

(2)             Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
	US$	US$	US$	US$	US$
Income Statement Data:
Revenue	31,250	32,282	27,442	23,497	19,685
Cost of revenue	(24,681)	(27,033)	(22,805)	(18,735)	(15,396)
Gross profit	6,569	5,249	4,637	4,762	4,289
Selling and Administrative Expenses	(5,418)	(4,801)	(4,108)	(4,173)	(3,734)
Operating income	1,151	448	529	589	555
Interest Income	35	17	13	18	66
Other income, net	172	104	6	9	126
Income before taxes	1,358	569	548	616	747

Income taxes	(328)	(167)	(108)	(123)	(163)
Share of equity in net income of affiliates	21	192	91	7	—
Minority Interest	(318)	—	—	—	—
Net income	733	594	531	500	584

Net income per Ordinary Share
Basic	0.11	0.09	0.08	0.08	0.09
Diluted	0.07	0.06	0.08	0.08	0.09
Weighted Average Number of Ordinary Shares Outstanding

Basic	6,598,201	6,434,667	6,434,667	6,434,667	6,434,667
Diluted	10,698,482	10,034,687	6,434,667	6,434,667	6,434,667

The Company maintains its books and records in United States dollars (“US$”). Its subsidiaries, retail shops and affiliates maintain their books and records either in Hong Kong dollars or in Chinese Renminbi (“RMB”).

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, in 2005, the Renminbi appreciated and at the end of 2005, the exchange rate was approximately RMB8.0702 = US$1.00. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Low	High	Average
The Following Months
US$ to RMB
July 2005	8.1156	8.2865	8.2381
August 2005	8.1054	8.1162	8.1116
September 2005	8.0987	8.1118	8.1049
October 2005	8.0954	8.1078	8.1027
November 2005	8.0830	8.1068	8.0896
December 2005	8.0734	8.0860	8.0802

US$ to HK$
July 2005	7.7650	7.7820	7.7749
August 2005	7.7692	7.7720	7.7718
September 2005	7.7538	7.7722	7.7626
October 2005	7.7447	7.7595	7.7557
November 2005	7.7513	7.7577	7.7547
December 2005	7.7529	7.7561	7.7543

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

Certain Risks Relating to Doing Business in Hong Kong and the People’s Republic of China (the “PRC” or “China”).

PRC Sovereignty Over Hong Kong Still Developing	•	The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR”; Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

•

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the ”Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The PRC’s political system and policies are not practiced in Hong Kong. Under this principle of “one country, two systems”, Hong Kong maintains a legal system that is based on common law and is different from that of the PRC.

•

The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See “ — Economic Stability Uncertain.”

•

There can be no assurance that these past or any prospective future changes in political, economic or commercial conditions in Hong Kong and the PRC will not result in a material adverse effect upon the Company.

Economic Stability Uncertain	•

Most economies in the Far East had suffered from large debts, declining company earnings and economic growth, and significant currency devaluation. Although the region, including the PRC, appears to have recovered, there can be no assurance that the recovery will continue.

The PRC’s Economic, Political and Social Conditions.	•

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among the various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations that are applicable to us.

•

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our business and operations.

•

The success of the Company’s activities in the PRC depends on the Company’s continued ability to overcome circumstances specifically effecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment

.
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

	•	The Company’s results at times may also be adversely effected by:

		•	changes in political, economic and social conditions in the PRC;
		•	by changes in government policies such as changes in laws and regulations (or their interpretation);
		•	the introduction of additional measures to control inflation;
		•	changes in the rate or method of taxation;
		•	imposition of additional restrictions on currency conversion remittances abroad;
		•	reduction in tariff protection and other import restrictions;
		•	a return to the more centrally-planned economy that existed previously

We are subject to international economic and political risks, over which we have little or no control.	•

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

SARS and Avian Flu	•

From December 2002 to June 2003, the PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the

SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in the PRC were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in the PRC. Any recurrence of the SARS outbreak, outbreak of avian flu or the development of a similar health hazard in the PRC, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may reduce the level of economic activity in affected areas and, as a result, have a material and adverse effect on our business. In addition, health or other government regulations may require temporary closure of offices, or the offices of our suppliers and customers, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

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

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate reduced in 2005. If the PRC experiences increased inflation in future, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

•

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

Certain Risks Relating to Company’s Business.

We Have Made and May Make Further Acquisitions Without Your Approval	•

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

In October of 2005, we completed our acquisition of 51% of the capital stock of two entities, making the two entities our majority owned subsidiaries. We will not seek stockholder approval for any additional acquisitions unless required by applicable law and regulations. Our stockholders will not have an opportunity to review financial and other information on acquisition candidates prior to consummation of any acquisitions under almost all circumstances.

Investors will be relying upon our management, upon whose judgment the investor must depend, with only limited information concerning management’s specific intentions.

There can be no assurance that the Company will locate and successfully complete such additional acquisition, or any acquisition will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company or that the Company will not lose its entire investment in any acquisition candidate.

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

The Company distributes supplies manufactured by a number of vendors, including Hioki E.E. Corp. (“Hioki”), US Filter/Chemical Feed and Disinfection Group (“USF”) and Lachat Instruments, Inc. (“Lachat”), which are the

Company’s largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors.

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

•

All of the Company’s assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States’ courts arising out of or based on the ownership of the securities, including judgments arising out of or based on the civil liability provisions of

United States federal or state securities laws or otherwise. See “— Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in U.S. Corporations.”

Being a Foreign Private Issuer Exempts Us From Certain Securities and

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

Exchange Commission
(“Commission”) and National Association of Securities	•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;
Dealers Automated Quotation
System (“NASDAQ”) Requirements	•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

	•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

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

If we are unable to meet the continued quotation criteria of the NASDAQ SmallCap Market and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All NASDAQ Corporate Governance Criteria.”

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

Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls. We were not subject to these requirements for the fiscal year ended December 31, 2005. We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with our report for the fiscal year to end December 31, 2007.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX, there is a risk that we will not comply with all of these requirements. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no assurance that we will receive a positive attestation from our independent auditors.

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

During the past five years, the market price of our Ordinary Shares has been subject to wide fluctuations. Additionally, the Company knows of no reason for these wide fluctuations. See Item 9.A - “Markets.”

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

Far East was established in 1971 under the name of Eurotherm (Far East) Limited, to market and distribute its ex-parent’s industrial control equipment in Hong Kong and Southeast Asia, and expanded its activities into the PRC in 1973. In the early 1980’s, Far East began distributing high-tech equipment manufactured in the United States, Europe and Japan within the PRC, in addition to its distribution of its parent’s products. In 1988, the activities of the parent and Far East were separated into Eurotherm International and Far East. In or around 1994, all the capital stock of Far East was purchased by its management, principally T.C. Leung, the Company’s Chairman of the Board of Directors and Chief Executive Officer. See Item 7. “Major Shareholders and Related Party Transactions.”

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”). We had previously owned thirty (30%) percent of their capital stock. With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries.

Item 4B.                               Business Overview

The Company is engaged in three different major activities:

(1)       Trading.

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2005 (“Fiscal 2005”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., the Kowloon-Canton Railway Corporation, China’s National Environmental Protection Agency, Harbin Water, Harbin Environmental Monitoring Center, Inbev Group, Beijing Huai Rou and Shunyi District CDC, Liaoning Jinzhou Wastewater Treatment Plant and to subdistributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Hioki, USF and Lachat, which are the Company’s largest suppliers, with purchases from them accounting for approximately 15%, 4% and 7%, respectively, of the Company’s Fiscal 2004 sales and approximately 29%, 8% and 6%, respectively, of the Company’s sales during Fiscal 2005.

The Company distributes products through its Hong Kong headquarters, its representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou, and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macau.

The Company believes that the continuing growth of industrial activity in particular and overall business activity in general, in the PRC over the last five years has produced a strong and increasing demand for its products in the PRC. The Company further believes that in the near future the need and demand for the products it distributes will grow as a result of increased regulations governing the environment and industrial pollution output, projected growing demands of the PRC’s population for clean water and a healthier and safer environment, the potential for the contamination or depletion of existing clean fresh water sources and the burgeoning demand for power in the PRC.

(2)  Manufacturing.

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

(3)  Engineering.

In January 2002, we acquired a 30% equity interest in Pact and Yixing. Pact and Yixing were privately owned engineering firms situated in Shanghai specializing in the design, manufacture and operation of water and wastewater treatment plant in several industries situated in China, Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

In October 2005, we, through our subsidiary Euro Tech (Far East) Limited (“Far East”) purchased approximately 21% of the issued and outstanding shares of Pact and Yixing for approximately US$1,000,000 from Tamworth Industrial Limited (“Tamworth”).

Also, during Fiscal 2005, our Special Products and Engineering Department continued to take on engineering projects in the wastewater treatment for power generation industries. This department is currently working on a project to treat 40,000 cubic meters of wastewater per day for a power plant in Inner Mongolia.

Expansion Plans for the Near Term

Acid rain and sulphur dioxide emissions are serious problems in China, we are planning to expand our activities in the air pollution control business by investing or acquiring some interest in companies involved in (i) the dust removal and/or (ii) the flue gas desulphurization for power plant industries and other similar industries.

We have engaged a business consultant to assist in this search, and are in discussions with several companies engaged in manufacturing these products and equipment and in engineering companies which design and build pollution control systems. We anticipate that the costs of any such acquisition would be drawn from our general working capital and, possibly, by private sales of our securities including the potential exercise by officers and directors of their options. We have no commitments or indications of interest for the private sales of our securities and only a few persons have exercised their options to date.

As revenue and income from trading activities are declining gradually due to a greater number of our significant suppliers apparently plan to market and sell their products into the China market through other distributors as well as the Company. Many of these other distributors are local Chinese companies and can operate with a lower overhead.

Our plans for the near term, include, but are not limited to the following:

•                  Continued use of our retail shops to sell “low-tech” products such as those manufactured by Hioki and our own products. We believe that these shops are operating with a lower overhead than the rest of the Company.

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

Our plan to establish our own calibration laboratory in Hong Kong has been cancelled in November 2005. Most of the equipment and instruments that we planned to calibrate and issue certificates for, are now sold in the PRC and it is not economical and, in some instances, not feasible to have the equipment and instruments returned to Hong Kong and then returned to their origin. We are in the process of gathering further information to determine if establishing a calibration laboratory in our Shanghai factory is feasible.

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003. During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation. During 2005, the Company built a demonstration Integrated Water Quality Monitoring System (“WQMS”) that incorporates, among other features:  intake sampling, flow through testing with the ability to “auto clean” sensors with monitoring for ammonia, nitrate and organic pollution; electronic measurements, transmission (via telephone, radio data network, cellular or similar transmission for monitoring purposes) and recordation; and housing to customer’s specifications.

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

Engineering

To allow the Company to bid on larger water, wastewater and power generation projects, we acquired Pact and Yixing and continue our search for other engineering companies and/or a system integrator (a company that provides hardware, software and solutions in the field of engineering) or enter into a joint venture with a third party to work in connection with our process control and engineering department.

Pact-Yixing have completed a substantial number of industrial water and wastewater treatment projects in the PRC. The majority of these projects are for large multinational manufacturing facilities for clients from the USA, Europe and Japan. Process design as well as mechanical and electrical engineering are completed in-house and manufacturing contracted to approved fabricators of components. Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Pact-Yixing’s quality control engineers.

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto & auto parts, steel, food & beverage and beauty products.

The water and wastewater treatment processes applied at Pact-Yixing cover chemical, physical, biological and membrane separation. A combination of those processes are normally used to treat a specific industrial process feed or effluent. With respect to the water treatment side of Pact-Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants. As for wastewater treatment, Pact-Yixing design and build biological treatment systems, oil coalscers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfilitration, dewatering systems and package type mobile sewage treatment plants. Biological treatment plants cover both aerobic and anaerobic processes. State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBBR (membrane bioreactors) are technologies also covered by Pact-Yixing. See “Glossary.”

In 2006, Pact-Yixing commenced selling water and wastewater treatment equipment. The equipment are components of systems traditionally marketed by Pact-Yixing. The equipment are partially manufactured to Pact-Yixing’s in-house design and partially procured from approved Chinese suppliers. It is contemplated that Pact-Yixing’s trading operation will mainly sell equipment to clients from outside China, starting with the Middle East, Africa and European and American companies operating in the Middle East and Africa.

The Company believes that the Pact-Yixing business is complementary to the Company’s business as the Company continues to sell and market products of others. The Company expects that with this acquisition it may be able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Also, the Company believes that its equity stake in Pact-Yixing enhances its position as a supplier to Pact. The Company continues to seek to make a similar acquisition of an engineering company specializing in air pollution control or other complementary environmental protection fields or in the power generation field. See Item 10.C “Material Contracts.”

A purpose of this acquisition was to reconfirm our direction to place a greater emphasis on developing an engineering solution business, instead of relying on its then current activities.

During Fiscal 2005, Fiscal 2004 and Fiscal 2003, our share of Pact-Yixing’s net income represented 48%, 32% and 17%, respectively, of our net income.

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

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States soft drink producer, which are located in the PRC; water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and to well known United States and European beer producers bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler do not account for a significant portion of our sales.

Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong’s Victoria Harbor, more than ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), China’s National Environmental Protection Agency, Harbin Water, Harbin Environmental Monitoring Centre, Beijing Huai Rou, Shunyi District CDC and Liaoning Jinzhou Wastewater Treatment Plant and the Beijing Environmental Monitoring Centre.

The Company derived approximately 34.8%, 37% and 41.3% of its revenues from the sale of Scientific Instruments during Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

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

The Company derived approximately 30.4%, 21.8% and 21.6% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

Special Projects and Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, wastewater treatment and power generation plants and beverage producers.

The Company derived approximately 10.2%, 22.3% and 20.7% of its revenue from its Special Project Operation during Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively. This revenue was derived primarily from sales of products and supply systems. The Company is placing a greater emphasis on developing an engineering solution to business as one of our key suppliers Eurotherm has been directly marketing and selling their process automation product directly into the PRC.

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

The Company derived approximately 23.3%, 17.6% and 14.8% of its revenues from the sale of these Other Products during Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.3%, 1.3% and 1.6% of its revenues from Technical Support Operations during Fiscal 2005, Fiscal 2004, Fiscal 2003, respectively.

Customers. During Fiscal 2004, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. During Fiscal 2005, the State Environmental Protection Agency accounted for approximately 6% of the Company’s revenues. No other single customer accounted for more than 5% of the Company’s revenues during Fiscal 2005. The Company does not believe that any single customer or sub-distributor is material to its operations.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering two new turbidity meters, manufactured by the Company and our own WQMS.

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

In June 2003, the Company entered into an agreement with O.I. Corporation (“O.I.”) permitting the Company to assemble O.I.’s Total Organic Carbon Analyzer (“TOC”) at the Company’s manufacturing facility. The Company believes that O.I.’s TOC is more advanced than the products currently sold by the Company and that by assembling O.I.’s TOC, it may be able to increase its market share for advanced analytical equipment at more competitive prices than it is now offering. Also, the Company anticipates that this agreement will trigger closer cooperation with its vendors to develop other products. Although the Company had entered into assembly agreements for products with other vendors, this agreement is a departure from past practice because, for the first time, the Company is assembling advanced analytical equipment for one of our vendors as opposed to “lower tech” analytical equipment. We believe that by producing products locally in the PRC, we can reduce our production costs and be able to compete better with lower costs to our customers while maintaining our profit margins. During 2005, we succeeded in producing all components locally in the PRC and developed a Chinese version of the necessary software to build and operate the TOC. Previously, all component parts and only an English language version of the software were provided by O.I.

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

Sources of Supply

The Company distributes products manufactured by a number of vendors, including Hioki, USF and Lachat, which are the Company’s primary suppliers, see “- Business Overview”. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. The Company’s agreement with USF continues in effect for successive renewal terms of one year each, unless either party gives written notice of non-renewal at least 30 days prior to the end of any renewal term. The Company’s agreement with Lachat continues in effect for successive renewal terms of one year and is terminable on ninety days notice by either party. The Company’s agreement with Hach is terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own environment-related equipment (see “ — Product Assembly Operations”), (b) forming joint ventures with some of our suppliers, (c) potential acquisitions of manufacturing plants in the air pollution business, and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects.

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

During Fiscal 2005, Fiscal 2004 and Fiscal 2003, the Company’s gross profit margins were approximately 21%, 16.3% and 16.9%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou. The Company has a marketing and sales force of 80 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2005, Fiscal 2004 and Fiscal 2003.

Following the opening of our first retail shop in Shanghai in 2001, Euro Tech retail outlets are now found in a number of major cities in the PRC, including Beijing and Guangzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centers. The Company has found the seven existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. In addition to the shops, we also have four branches or representative offices of these shops. All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of our competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans aggregating approximately US$388,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurance that these shops will continue to be economically viable, that the Company will not sustain losses in connection with the loans to the shops; or the shops will result in any significant revenues or profits for the Company. Also, similar shops may be established by our competitors and/or third parties. These shops (or their representative offices) were opened on the following dates:

Retail Shops
Shanghai	April 2001
Beijing	October 2001
Chongqing	March 2002
Guangzhou	June 2002
Xi´An	July 2002
Wuhan	November 2002
Shenyang	December 2002

Representative Offices

Dalian	November 2003
Suzhou	July 2004
Dongguan	September 2004
ChengDu	February 2005
Qingdao	April 2005
Urumqi	September 2005

Item 4C.                               Organizational Structure

The Company presently wholly-owns Far East, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

•                  Euro Tech Trading (Shanghai) Limited — a People’s Republic of China corporation

•                  Euro Tech (China) Limited — a Hong Kong corporation

•                  ChinaH2O.com Limited — a Hong Kong corporation

•                  Shanghai Euro Tech Limited — a People’s Republic of China corporation

Majority Owned

•                  Yixing Pact Environmental Technology Company Limited — a PRC corporation

•                  Pact Asia Pacific Limited — a BVI corporation

The Company’s wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

Item 4D.                Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expires in May 2007 for monthly rental payments of approximately US$7,050. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now used as ChinaH2O.com Limited’s office.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Wuhan, Shenyang and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The Beijing and Shanghai sales offices are situated on Company owned property. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$3,000 per month.

One of Euro Tech Trading (Shanghai) Ltd.’s office is rented pursuant to a lease expiring in August 2006 that provides for a monthly rental of approximately US$237, with a second office rented pursuant to a lease expiring in July 2006 that provides for a monthly rental of approximately US$618. Shanghai Euro Tech Limited’s  premises are rented pursuant to a lease expiring in July 2006 with monthly rental payments of approximately US$2,800.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a 3 year lease expiring in March, 2008, providing for a monthly rental of approximately US$5,136.

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

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 19% and approximately 80% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2005. Net income increased approximately US$457,000, or 76.9%, in Fiscal 2005 to US$1,051,000, compared to US$594,000 in Fiscal 2004, primarily due to the Company’s diversification into engineering and contributions from its engineering subsidiary, Yixing-Pact.

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

The Company continued to accept more engineering projects in water and wastewater industries and also in power generation industries. During 2005, the Company acquired a majority interest in Yixing-Pact. The Company intends to continue its search for acquisition candidates of other firms engaged in engineering and/or system integration or enter into a joint venture with a third party to work in connection with its process control and engineering department.

Item 5A.                              Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong
2003	74%	26%
2004	78%	21%
2005	80%	19%

Sales to customers situated in Macau and elsewhere in Fiscal 2003 through Fiscal 2005 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than forty years, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely effect these reform initiatives and, in turn, the Company. See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	Year Ended December 31,
	2005		2004		2003		2002
	US$		US$		US$		US$
Revenue	31,250	100%	32,282	100%	27,442	100%	23,497	100.0%
Cost of revenue	24,681	79.0%	27,033	83.7%	22,805	83.1%	18,735	79.7%
Gross Profit	6,569	21.0%	5,249	16.3%	4,637	16.9%	4,762	20.3%
Selling and administrative expenses	5,418	17.3%	4,801	14.9%	4,108	15.0%	4,173	17.8%
Income before income taxes	1,358	4.3%	569	1.8%	548	2.0%	616	2.6%
Income taxes	328	1.0%	167	0.5%	108	0.4%	123	0.5%
Share of equity in net income of affiliates	21	0.0%	192	0.6%	91	0.3%	7	0.0%
Net income	1,051	3.3%	594	1.8%	531	1.9%	500	2.1%

	2001
Revenue	19,685	100.0%
Cost of revenue	15,396	78.2%
Gross Profit	4,289	21.8%
Selling and administrative expenses	3,734	19.0%
Income before income taxes	747	3.8%
Income taxes	163	0.8%
Share of equity in net income of affiliates	0	0.0%
Net income	584	3.0%

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$1,032,000 or 3.2% to approximately US$31,250,000 in Fiscal 2005 from approximately US$32,282,000 in Fiscal 2004. The decrease in revenues included a decrease of approximately US$4,694,000 in revenues from continuing operations that were primarily due to declining revenues from trading activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through other distributors, as well as the Company. This decrease was partially offset by the inclusion of revenues approximately US$3,662,000 from Yixing-Pact for the period after the Company acquired its majority interest in October 2005 as their results were consolidated with the Company’s.

Gross profits increased by approximately US$1,320,000 or 25.1% to approximately US$6,569,000 for Fiscal 2005 as compared to approximately US$5,249,000 for Fiscal 2004. During Fiscal 2005, the Company’s cost of revenue was approximately US$24,681,000, or 79% of revenue, in comparison to approximately US$27,033,000, or 83.7% of revenue for Fiscal 2004. Cost of revenue expressed as a percentage of revenue decreased by 4.7% in Fiscal 2005 as compared with Fiscal 2004. Gross profits from continuing operations increased by approximately US$310,000 or 5.9% to approximately US$5,539,000 for Fiscal 2005 as compared to approximately US$5,249,000 for Fiscal 2004. The gross profit margin percentage increase was due principally to an increase in revenues from our engineering solution business of approximately US$1,113,000, representing an approximately 41% of our gross profit margin. Yixing-Pact contributed approximately US$1,010,000 to our gross profit margin in Fiscal 2005.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$5,418,000 in Fiscal 2005, an increase of approximately US$617,000 or 12.9% from approximately US$4,801,000 in Fiscal 2004. Expenses from continuing operations increased approximately US$495,000 principally as a result of employee expenses increasing as a result of the hiring of additional personnel, incremental increases in the salaries of our employees and other expenses resulting from general inflation. Yixing-Pact expenses of approximately $122,000 were included in our expenses for Fiscal 2005.

Equity in Profit of Affiliates. Equity in profit of affiliates decreased by approximately US$171,000 or 89% to approximately US$21,000 in Fiscal 2005 from approximately US$192,000 in Fiscal 2004. The decrease in equity in profit of affiliates was principally due to the results of Yixing-Pact being consolidated after the Company acquired its majority interest in October 2005.

Interest Income. Interest income increased by approximately US$18,000 or 105.9% to approximately US$35,000 in Fiscal 2005 from approximately US$17,000 for Fiscal 2004. The increase of $12,000 from our continuing operations was primarily due to the general increase in interest rates for bank deposits during Fiscal 2005. The US$6,000 balance of the increase in interest income was contributed by Yixing-Pact.

Other Income. Other income increased by approximately US$68,000 or 65.4% to approximately US$172,000 in Fiscal 2005 from approximately US$104,000 in Fiscal 2004. The increase in other income was principally due to increase in exchange gain of US$85,000 in Fiscal 2005.

Income Taxes. Taxes increased by US$161,000 to approximately US$328,000 in Fiscal 2005 from approximately US$167,000 in Fiscal 2004. This increase was primarily the result of increased taxable profits.

Net Income. Income from continuing operations increased by approximately US$457,000 or 76.9% to approximately US$1,051,000 in Fiscal 2005 from approximately US$594,000 in Fiscal 2004. The Company’s net income, excluding Yixing-Pact’s contribution, was approximately US$381,000 and US$402,000 for Fiscal 2005 and Fiscal 2004, respectively. The slight decrease of US$21,000 was primarily due to the decrease in revenues with the effect on the Company being cushioned by the increase in revenues from our engineering solution business that has a higher gross profit margin. The net income from Yixing Pact was approximately US$670,000 for 2005. The Company recognized equity in profit of Yixing-Pact of approximately US$192,000 for its 30% share ownership in Fiscal 2004. Net income attributable to the shareholders of the Company, after deducting minority interest amounted to US$733,000 and US$594,000 for Fiscal 2005 and Fiscal 2004, respectively.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$4,840,000 or 17.6% to approximately US$32,282,000 in Fiscal 2004 from approximately US$27,442,000 in Fiscal 2003. The increase was primarily due to:  the inclusion of revenue of approximately US$1,200,000, the retail shops as these shops are qualified as Variable Interest Entities (“VIE”) as the Company is subject to a majority of risk of loss from the VIE activities and entitled to receive a majority of the VIE residual returns, and their results were consolidated starting in Fiscal 2004; increase in revenues from special project and engineering department sales to water and power plants of approximately US$1,700,000 and increased revenues from sales of Hioki products of approximately US$1,200,000 to power industries as a result of our expansion of the Company’s distribution and retail network. Revenue increased from special projects and engineering department sales as a result of (a) increasing demand from water suppliers and waste water treatment plants, following increased PRC regulations governing pollution output and an overall increasing demands for clear water; and (b) the construction of new power generation plants to meet the burgeoning demand for electricity in the PRC. The increased sales of Hioki products was the result of (a) the Company establishing representative offices in Suzhou and Dongguan, (b) on-line internet ordering; (c) increasing our sales staff, (d) our enhancing Hioki’s “brand name” in the PRC via promotional activities (i.e. seminars and attending/giving exhibitions) in past years, and (c) with Hioki’s assistance, a limitation on sales of Hioki’s products by other dealers.

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

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$4,801,000 in Fiscal 2004, an increase of approximately US$693,000 or 16.87% from approximately US$4,108,000 in Fiscal 2003. The increase was primarily due to inclusion of expenses of the retail shops of approximately US$417,000 as these shops are qualified as VIEs and its results were consolidated starting from Fiscal 2004, and the expense increase resulted from increases in sales, general inflation and audit and consulting fees. Audit and consulting fee increases are the result of newly adopted securities laws, rules and regulations that impose further responsibilities and potential liabilities on companies and their officers, directors, auditors and attorneys that are publicly traded in the U.S.

Equity in Profit of Affiliates. Equity in profit of affiliates increased by approximately US$101,000 or 111% to approximately US$192,000 in Fiscal 2004 from approximately US$91,000 in Fiscal 2003. The increase in equity in profit of affiliates was principally due to the increase in net profits of Yixing-Pact from approximately US$304,000 in Fiscal 2003 to approximately US$641,000 in Fiscal 2004.

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

Item 5B.                               Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2005 and Fiscal 2004 was approximately US$6,931,000 and US$5,457,000, respectively.

During Fiscal 2004, the Company generated net cash of approximately US$2,536,000 in its operating activities from net income, reduction in accounts receivable, increase in accounts payable while funding an increase in inventories resulting from delays in shipments in customers. During Fiscal 2005, the Company used approximately US$258,000 in its operating activities to fund the increase in accounts receivable, a reduction in the amounts due to related companies and other payables, that in total, exceeded the funds generated from net income and a decrease in inventory. At the end of Fiscal 2005 and Fiscal 2004, the Company’s accounts receivable were approximately US$5,467,000 and US$4,139,000, respectively.

The Company generated approximately US$72,000 from investing activities in fiscal 2005 and used approximately US$46,000 for investing activities in Fiscal 2004. The Company used approximately US$110,000 and US$101,000 to purchase facilities and equipment in Fiscal 2005 and Fiscal 2004, respectively. During Fiscal 2005, the Company derived approximately US$486,000 from its acquisition of Yixing-Pact. Although the cash consideration, plus other costs paid by the Company, was US$1,034,000 for Yixing-Pact, Yixing-Pact had approximately US$1,520,000 in cash on hand at the time of their acquisition  During Fiscal 2005, the Company used approximately US$304,000 as restricted cash to issue performance guarantees to its customers through its banks. During Fiscal 2004, the Company received a US$55,000 dividend from Pact.

The Company received approximately US$306,000 in Fiscal 2005 from financing activities resulting from the issuance of its ordinary shares being issued on stock options that were exercised while in the prior two fiscal years no expenditures were needed for financing activities. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,167,000 at December 31, 2005. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$5,242,000 at the end of Fiscal 2004 to approximately US$5,660,000 at the end of Fiscal 2005. The principal reasons for the increase in cash were the decreases in inventories of approximately US$2,387,000, a net cash inflow of approximately US$486,000 of Yixing-Pact’s cash on hand, proceeds of approximately US$306,000 from the exercise of stock options by Company management and employees. However, the Company used cash to fund its increases in accounts receivable of approximately US$1,237,000, decrease the amounts due to related companies by approximately US$1,267,000 and decrease the other payables by approximately US$1,665,000. During Fiscal 2004, the Company received a US$55,000 dividend from an affiliate, Pact. The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or environmental engineering company in the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable increased from approximately US$4,139,000 at the end of Fiscal 2004 to approximately US$5,467,000 at the end of Fiscal 2005. This increase is principally attributable to the inclusion of Yixing-Pact’s accounts receivable of approximately US$1,028,000.

The Company’s inventory decreased from approximately US$3,564,000 at the end of Fiscal 2004 to approximately US$2,732,000 at the end of Fiscal 2005. This decrease at the end of Fiscal 2005 was principally due to inventory of approximately US$835,000 for a SEPA contract not yet shipped at the end of Fiscal 2004 that was shipped in 2005.

The Company’s capital expenditures were approximately US$101,000 and US$110,000 in Fiscal 2004 and Fiscal 2005, respectively. Capital expenditures during Fiscal 2004 and Fiscal 2005 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to seek targets for acquisition, such as facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital and capital expenditure needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its 2006 working capital requirements from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares. The Company may use its funds to acquire other businesses, form strategic alliances with third parties, invest in product research and development, or expand its sales offices and retail shops or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The Company believes generally declining rates of inflation in the PRC have had a positive effect on its results from operations. The Company believes, although no assurance can be given, that as credit restrictions are gradually lifted, Far East will be able to increase prices in the market for its products and thus realize increased profit margins.

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

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” that will require the Company to expense costs related to share-based payment transactions with employees. With limited exception, SFAS No. 123 (R) requires that the fair value of share-based payments to employees be expensed over the period service is received. SFAS No. 123 (R) becomes mandatory effective for the Company on July 1, 2005. The Company intends to adopt this standard using the modified retrospective method of transition, effective as of January 1, 2006.

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

In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal periods beginning after December 15, 2005. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Group is currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and

Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Group’s first fiscal year that begins after September 15, 2006. The Group’ management has not evaluated the impact of this pronouncement on the Group’s financial statements.

In March 2006 FASB issued SFAS 156 “Accounting for Servicing of Financial Assets” this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

Permits an entity to choose ‘Amortization method’ or Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.

The Group’s management believes that this statement will not have a significant impact on the Group’s financial statement.

In June 2005, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus to amend EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights”. The EITF agreed to amend the Protective Rights section of this consensus, as well as Example of Exhibit 96-16A, to be consistent with the consensus reached in Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or

Similarly Entity When the Limited Partners Have Certain Rights.” The provisions of this amendment should be applied prospectively to new investments and to investment agreements that are modified after June 29, 2005. The Group’s management believes the adoption of this pronouncement will not have a material effect on the Group’s consolidated financial statements. In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6.”) EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

Item 5C.                               Research and Development, Patents and Licenses

During Fiscal 2005, Fiscal 2004 and Fiscal 2003, the Company expensed approximately US$48,000, US$56,000 and US$12,000, respectively, on the development of its products. See Item 4B. “Business Overview.” It is anticipated that an additional US$250,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2006.

Item 5D.                               Trend Information

There are increasing demands in the PRC for clean water, greater industrial pollution controls, waste management and electricity. We also see additional distributors competing with us. However, given the political situation in the PRC, trends could quickly disappear and we do not know if they will continue in the future. We note that, as evidenced by our recent acquisition of Pact-Yixing, we are placing greater emphasis on developing our engineering solution business in an effort to capitalize on these increased demands (clean water, pollution controls and waste management).

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.                               Off Balance Sheet Arrangements

Not applicable.

Item 5F.                               Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	US$423,000	US$283,000	US$140,000	—	—
Total Contractual Cash Obligations	US$423,000	US$283,000	US$140,000	—	—

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.                               Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	62	Chairman of the Board of Directors
		and Chief Executive Officer
Jerry Wong	47	Director and Chief Financial Officer
Nancy Wong	57	Director
C.P. Kwan	47	Director
Alex Sham	42	Director
Y.K. Liang	76	Director
Ka Chong Cheang	77	Director
Xu Hong Wang	38	Director
Li Da Weng	61	Director

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

Alex Sham has been a Director of the Company since its inception. Mr. Sham joined Far East in 1988 and has been its Sales Manager since 1993 and became a Director of Far East in 1996. Mr. Sham received a Bachelor of Science in Applied Chemistry from Hong Kong Baptist University in 1990. Prior to joining Far East, Mr. Sham was employed by the Environmental Protection Department of the Hong Kong Government from 1986 until 1988. Mr. Sham received a Master’s Degree in Business Administration from the University of Adelaide in 2003.

Y.K. Liang has been a Director of the Company since February 1998. Mr. Liang is a director of Wong Liang Consultants Ltd. (“Consultants”) and a member of the certified public accounting firm of Y.K. Liang & Co. (“LCO”). Mr. Liang has been associated with both Consultants and LCO for more than the past five years. Consultants is a general business consulting firm.

Ka Chong Cheang has been a Director of the Company since December 2005. From 1952 until 1977, he had been shipping manager for John Swine & Sons (Hong Kong) Ltd., a firm engaged in the importing and exporting shipping industry. For more than the past five years, Mr. Chong has been a business consultant.

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

Li Da Weng, from 1993 until January 2005, was the General Director of the Yangtze Valley Water Resources Protection Bureau (“YVWRPB”). He was employed by the YVWRPB in various positions, for more than 25 years, before he became the General Director in 1993. Since 2005, he has been the Secretary General of Yangtze Forum, a group of governments, businesses, universities and research institutes meeting on occasion to discuss issues on protecting and developing the Yangtze River, and since 1994 he has been a member of the Science and Technical Committee of Changjiang Water Resources Commission. Mr. Li Da Weng graduated from Hengyang Mining and Metallurgy College (now known as Nanhua University) in 1965 with a Bachelor’s Degree in Analytical Chemistry. From December 1981 to December 1983, he was a visiting scholar at the Canada’s Centre for Inland Waters, National Water Research Institute .

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

The Company had two meetings of its Board of Directors during Fiscal 2005, while its Audit  Committee had six meetings during Fiscal 2005.

Mr. Choi Chiu Ho and Mr. Siu Hung Lau resigned as directors in December 2005 and June 2006, respectively.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of any of the foregoing.

Key Employees

George Hayek, Managing Director. He is the founder of Pact and Yixing and is a civil engineer (1967) and post-graduate certificate holder in sanitary engineering and environmental management from the American University of Beirut and the University of California at Irvine (in 1971 and 1988, respectively). Since 1971, he has occupied several key posts in water and wastewater treatment companies in the USA, the UK, Spain, Cyprus, The Middle East, Southeast Asia and the last 12 years in the PRC. From 1998 to date, he has been the managing director of Pact. His international experience helped Pact in securing most of the contracts with European and American multinational industries in the PRC.

Yvonne Xia manages Pact and Yixing’s Procurement Department, as well as assisting the managing director in management of the various departments. She joined Pact-Yixing at the time of their formation in 1998. Ms. Xia is an environmental engineering graduate from Qing Hua University of Beijing (1989) and an EMBA graduate from the Olin School of Management of the Washington University (2003). She has several positions of increasing responsibility, including management of engineering, sales, procurement and projects.

Item 6B.                              Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and Far East and its subsidiaries, for services rendered in all capacities to the Company and Far East during Fiscal 2005, Fiscal 2004 and Fiscal 2003 to the Chairman of the Board and Chief Executive Officer and a key employee of the Company. No other executive officer or employee received in excess of US$100,000 as cash compensation during those fiscal periods.

Summary Compensation Table

	Year	Salary (US$)	Bonus (US$)
	2005	162,000	—
T.C. Leung, Chairman of the Board of	2004	100,000	34,600
Directors and Chief Executive Officer	2003	100,000	18,449
George Hayek	2005	108,000	—

As part of our agreements with Tamworth, Mr. Hayek is to continue his employment relationship with Pact and Yixing for a period of three years, with a salary of US$108,000 per year for 2005, with annual salary increments. For 2006, his salary has been increased to US$110,000.

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

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in the PRC. The Company contributes approximately 10% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2005, 2004 and 2003, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$191,000, US$166,000 and US$137,000, respectively.

Management Option Plan. The Company had authorized the issuance of Options to purchase up to an aggregate of 4,586,400 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and will expire on March 14, 2007.

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

The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the following information with respect to Management Options: (i) the aggregate amounts of Ordinary Shares subject to Management Options; and (ii) the per share exercise price for the Management Options granted to these individuals at June 2, 2006.

Each of the following persons also received options under the Company’s 2000 and 2002 Officers and Directors Plans.

Name of Executive Officers and Directors	Shares Subject To Remaining (Unexercised) Management Options	Per Share Exercise Price
		(US$)
T.C. Leung	2,350,000	1.6789
Alex Sham	125,444	1.6789
	65,520	1.221
Jerry Wong	124,064	1.6789
Nancy Wong	92,820	1.6789
	24,570	1.221
C.P. Kwan	73,710	1.6789
	24,570	1.221
Xu Hong Wang	27,294	1.6789
All Executive Officers and Directors as a group (9 persons)	2,907,992	1.221–1.6789	(1)

(1)             Price range.

Other officers and/or employees of the Company have been or will be granted management options to purchase an aggregate of 282,984 Management Options, all of which will be exercisable at US$1.6789 per share.

As of June 2, 2006, Mr. Leung has exercised 1,253,600 Management Options (1,146,000 options at US$1.221 per share and 107,000 options at US$1.6789 per share).

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

692,580 and 1,637,160 shares had been originally authorized for issuance under the Employees Plan and the Officers Plans, respectively.

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

During Fiscal 2000 and in January 2002, the Company granted options to certain of its officers and directors pursuant to the 2000 Officers and Directors Plan and, in November 2002, options were granted to certain of its officers and directors pursuant to the 2002 Officers and Directors Plan. The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares remaining (unexercised), subject to such options.

Names of Executive Officers and Directors	Shares Subject To the Officers Plans Options		Per Share Exercise Price (US$)
T.C. Leung	567,000	(1)	0.5857
	205,800	(2)	0.8191

Alex Sham	84,000	(1)	0.5857
	94,500	(2)	0.8191

Nancy Wong	42,000	(1)	0.5857
	21,840	(2)	0.5787
	23,100	(2)	0.8191

C.P. Kwan	42,000	(1)	0.5857
	16,380	(2)	0.5787
	22,680	(2)	0.8191

Xu Hong Wang	42,000	(1)	0.5857
	10,920	(3)	0.5787
	31,500	(3)	0.8191

All executive officers and Directors as a group	1,203,720		0.5787	—
			0.8191	(4)

(1)             Granted pursuant to the 2002 Officers and Directors Plan.

(2)             Granted pursuant to the 2000 Officers and Directors Plan.

(3)             Granted pursuant to the 2000 Employees Plan.

(4)             Price range.

The foregoing options will expire in August 2010.

Pursuant to its 2000 Employees Plan, the Company had originally granted options to 32 of its non-officer/director employees to purchase an aggregate of 398,580 of its Ordinary Shares exercisable at a price of US$0.5787 per share for a ten year term expiring in February 2011.

Pursuant to its 2002 Employees Plan, the Company had originally granted options to 32 of its non-officer/director employees to purchase an aggregate of 294,000 of its Ordinary Shares exercisable at a price of US$0.7618 per share for a ten year term expiring in April 2012.

As of June 2, 2006, 451,080 options had been exercised, including 300,300 options exercised by Mr. Leung at a price of US$0.5857 per share.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2005.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2005		2004		2003
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price US$	Number of Options	Weighted average exercise price US$

Outstanding, beginning of year	6,724,042	1.26	6,862,632	1.24	6,862,632	1.24
Granted	—	—	46,000	1.68	—	—
Cancelled	(104,706)	(1.16)	(184,590)	(0.93)	—	—
Exercised	(604,530)	(0.78)	—	—	—	—
Outstanding, end of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24

Exercisable, end of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24

As of December 31, 2005, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$1.6789 and a weighted average unexpired life of approximately 2.5 years.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair values of stock options at date of grant of US$1.44 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions. There were no options granted during the years ended December 31, 2003 and 2005.

	2005	2004	2003
Risk-free interest rate	—	2.88%	—
Expected dividend yield	—	0%	—
Expected option life	—	2.3 years	—
Expected stock price volatility	—	208%	—

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

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	As of December 31,
	2005	2004	2003
	US$	US$	US$
	(amounts expressed in thousands, except share and per share data)
Net income as reported	733	594	531
Less: Stock compensation expense determined under the fair value method, net of tax	(39)	(27)	(216)

Pro forma net income/(loss)	694	567	315

Income/(loss) per share:

Basic, as reported	US$0.11	US$0.09	US$0.08

Diluted, as reported	US$0.07	US$0.06	US$0.08

Basic, pro forma	US$0.11	US$0.09	US$0.05

Diluted, pro forma	US$0.07	US$0.06	US$0.05

Item 6C.                               Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s nine directors, seven were elected at the Company’s last annual meeting of shareholders in August 2005 and the eighth and ninth members were appointed to the Board in December 2005 and June 2006.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2005, the Audit Committee met six times, being attended by all members.

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

The Audit Committee is currently composed of Y.K. Liang, Ka Chong Cheang and Li Da Weng. The Audit Committee’s “financial expert” is Y.K. Liang. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC.

Item 6D.                              Employees

The Company (exclusive of Pact-Yixing) has approximately 180 full-time employees. At December 31, 2005, 2004 and 2003, staffing levels were approximately as follows:

	2005*	2004*	2003*
Marketing and sales	76	72	62
Administrative	59	53	40
Technical	45	37	23
Total full time employees	180	162	125

*                    For 2003 does not include, but for 2004 and 2005 does include, employees situated in our retail shops and their representative offices.

Pact and Yixing had approximately 30 full-time employees at December 31, 2005, including 21 engineers and 9 administrative employees.

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

ITEM 7.                                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.                               Major Shareholders

The following table sets forth, as of June 1, 2006, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)(2)	7,222,645	63.8%
Pearl Venture Ltd.(1)(2)	2,536,445	30.9%
Alex Sham(1)(3)	402,224	4.7%
Jerry Wong(1)(3)	297,704	3.6%
Nancy Wong(1)(3)	204,330	2.4%
C.P. Kwan(1)(3)	238,316	2.8%
Y.K. Liang(1)	*	*
Xu Hong Wang(1)(3)	111,714	1.3%
Ka Chong Cheang(1)	*	* %
Li Da Weng(1)	*	* %
All Executive Officers And Directors of the Company as a group (9 persons)(2) (3)	8,476,933	68.9%

*                    Denotes Nil.

(1)             The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.

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

During Fiscal 2005, 2004 and 2003, the Company made sales to Eurotherm of approximately US$Nil, US$27,000 and US$43,000, respectively. During Fiscal 2005, 2004 and 2003, the Company made purchases from Armtison of approximately US$Nil, US$Nil and US$4,000, respectively. During Fiscal 2005, 2004 and 2003, the Company made purchases from Eurotherm of approximately US$242,000, US$7,503,000 and US$7,219,000, respectively. Additionally, during Fiscal 2005, 2004 and 2003, the Company paid approximately US$11,000, US$25,000 and US$33,000, respectively to Armtison for office space rentals, and for Fiscal 2005, 2004 and 2003, paid Eurotherm approximately US$4,000, US$29,000 and US$29,000 in management fees to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$2,000, US$30,000 and US$34,000 from Eurotherm for office space rentals during Fiscal 2005, 2004 and 2003, respectively. The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively. During Fiscal 2005 and 2004, the Company received management fees of US$2,000 and US$9,000 from Armiston for accounting and administrative services. The Company also paid approximately US$18,000, US$30,000 and US$30,000 in management fees to Patwin to represent the Company in the United States for each of Fiscal 2005, 2004 and 2003, respectively. At the end of Fiscal 2004 and 2003, the Company was obligated to Eurotherm for approximately US$1,265,000 and US$1,330,000, respectively, for normal trade indebtedness. This indebtedness is repayable on normal trading terms, is unsecured and does not bear interest. T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer was also a director of Eurotherm as at December 31, 2004 and 2003 and retired in February 2005. Patwin is beneficially owned by the brother of T.C. Leung.

As of December 31, 2003, approximately US$261,000 of other current assets represent to certain PRC employees of the Company. The advances are provided to those PRC employees in order for them to finance the operations of certain retail shops established in PRC by the employees to sell the Company’s products. The advances are unsecured, bear interest at a nominal rate and have no fixed repayment terms. During Fiscal 2003, an allowance for doubtful debt in respect of such advances of US$45,000 was made. The Company does not account for the related sales to these retail shops until the inventories are sold to third parties. As at

December 31, 2005 and 2004, the Company has included the financial results of these retail shops with the application of FIN 46 “Consolidation of Variable Interest Entities”. All material intercompany balances and transactions have been eliminated in consolidation.

Item 7C.                               Interest of Experts and Counsel

Not applicable.

ITEM 8.                                   FINANCIAL INFORMATION

Item 8A.                               Consolidated Statements and Other Financial Information

Item 8A.1      See Item 18.

Item 8A.2      See Item 18.

Item 8A.3      See Reports of Independent Registered Public Accounting Firms, pages F-2 and F-3.

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

The following prices are not adjusted to reflect stock dividends of 20%, 30%, 40% and 50% issued in September 1999, August 2001, September 2003 and August 2004, respectively.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2001	0.4293	1.6857
2002	0.5786	1.3707
2003	0.650	3.7143
2004	0.933	7.327
2005	2.700	6.590

Quarters Ended	Low	High
	US$	US$
June 30, 2004	1.700	5.280
September 30, 2004	2.074	5.447
December 31, 2004	2.360	6.940
March 31, 2005	3.000	4.680
June 30, 2005	2.700	4.900
September 30, 2005	3.300	6.590
December 31, 2005	3.050	4.850
March 31, 2006	3.250	3.800

The Following Months	Low	High
	US$	US$
January 2006	3.020	3.600
February 2006	3.200	4.440
March 2006	3.340	4.240
April 2006	3.300	3.740
May 2006	3.250	3.460

The Ordinary Shares were held by approximately 41 holders of record as of June 2, 2006. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately at least 1,700 beneficial shareholders of its Ordinary Shares.

Item 9B.                               Plan of Distribution

Not Applicable.

Item 9C.                         Markets

See Item 9A. “Listing Details.”

Item 9D.                               Selling Shareholders

Not Applicable.

Item 9E.                               Dilution

Not Applicable.

Item 9F.                              Expenses Of The Issue

Not Applicable.

ITEM 10.                           ADDITIONAL INFORMATION

Item 10A.                        Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2005, there were 7,022,351 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. An additional approximately 341,000 Ordinary Shares were repurchased by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

Holders of the Company’s Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Ordinary Shares do not have cumulative voting rights in the election of directors. All shares of Ordinary Shares are equal to each other with respect to liquidation and dividend rights. Holders of Ordinary Shares are entitled to receive dividends if and when declared by the Company’s Board of Directors out of funds legally available under British Virgin Islands law. In the event of the liquidation of the Company, all assets available for distribution to the holders of Ordinary Shares are distributable among them according to their respective share holdings. Holders of Ordinary Shares have no preemptive rights to purchase any additional, unmissed shares of Ordinary Shares. All of the outstanding shares of Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable.

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

Conflict of Interests. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void and avoidable for this reason only, or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors that approves the agreement or transaction, or that the vote or consent of the director is counted for that purpose, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith, or are known by the other directors. A director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for purposes of determining whether the meeting is duly constituted.

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

Item 10C.                        Material Contracts

During Fiscal 2005, the Company agreed to and did acquire 21% of the capital stock of each of Pact and Yixing from Tamworth. As part of the agreements with Tamworth, Tamworth and Far East each granted to the other a right of first refusal should either elect to sell some or all of their shares to a third party at the same price and with the same conditions as that offered by the third party.

Far East also granted Tamworth a three-year put option requiring Far East to acquire part of all of the remaining shares of Pact owned by Tamworth. The acquisition price for each remaining share is to be based on the following formula:

5.2 times the Average Net Profit of the latest 3 years of Pact
[Divided By]
The Total Number of Shares Outstanding

Similarly, Far East also granted Tamworth a three-year put option requiring Far East to acquire all remaining securities of Yixing held by Tamworth at 5.2 times of Yixing’s net profit for the three prior fiscal years.

As part of the foregoing agreements, Mr. George Hayek is to continue his employment relationship with Pact and Yixing. See Item 11, “Executive Compensation.”  Mr. Hayek is the majority shareholder of Tamworth. Also, as a substantial portion of Yixing’s income is derived from sales to a Middle East company that Mr. Hayek owns a beneficial interest in, Mr. Hayek is required to, and did, disclose the pricing policy for sales to that Middle East company and this policy has been adopted for future sales to the Middle East company.

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

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2005, SET remained exempt from the PRC enterprise income tax.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2005, certain VIEs had aggregated assessable losses carried forward of US$128,591 as agreed by the local tax authority.

The Company’s effective tax rates for Fiscal 2005, Fiscal 2004 and Fiscal 2003 were 24.2%, 29.3% and 19.7%, respectively. Weighted average statutory tax rates of 23%, 20.8% and 20.1% were in effect for Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively. Principal adjustments to this statutory tax rate were valuation allowances of 0.3%, 7.0% and (0.8%) during Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

In 2003, Hong Kong changed the profits tax rate from 16% to 17.5% for the fiscal year ended 2003/2004. PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2005. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$208,525 and US$226,550, respectively, during Fiscal 2005 and 2004.

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

Item 10I.                           Subsidiary Information

Not applicable.

ITEM 11.                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 14.                            MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                            CONTROLS AND PROCEDURES

(a)              Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in relating to us, including our consolidated subsidiaries, that is required to be included in our reports filed or submitted under the Exchange Act.

The Company’s management, including the Chief Executive Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

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

ITEM 16.               [RESERVED]

Item 16A.              Audit Committee Financial Expert

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Committee includes Messrs. Y.K. Liang and Ka Chong Cheang and Li Da Weng. Mr. Y.K. Liang is the “financial expert” on that committee.

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

Item 16C.                       Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers who were our principal external auditors for 2003 and 2004 and BDO McCabe Lo Limited for 2005.

	For the Year Ended December, 31
	2003	2004	2005
	US$	US$	US$
Audit fees(1)	88,000	109,000	103,500
Audit-related fees(2)	NIL	NIL	Nil
Tax fees(3)	3,800	6,000	6,000
All other fees	NIL	NIL	NIL

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

(2)             “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2003, 2004 and 2005, respectively.

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

[Remainder of Page Intentionally Left Blank]

PART III

ITEM 17.                           FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                           FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Index to consolidated financial statements

Reports of Independent Registered Public Accounting Firms

Consolidated balance sheets

Consolidated income statements

Consolidated cash flow statements

Consolidated statement of changes in shareholders’ equity

Notes to the consolidated financial statements

ITEM 19.                           EXHIBITS

Lists of Exhibits

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.2	Management Stock Option Plan (1)

4.3	Agreement with Shanghai Institute of Optics Instruments (2)

4.4	Agreement with Hach Company, Inc. (2)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

8.1	List of Subsidiaries (8)

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Oxley Act of 2002 (8)

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (8)

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

(5)             Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on December 8, 2005.

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

Dated: June 29, 2006

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004 AND

CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited as of December 31, 2005 and the related consolidated statement of operations, shareholders’ equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. The audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2005 and the results of its consolidated operations and cash flows for the year ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America.

/s/ BDO McCabe Lo Limited

Hong Kong, June 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF
EURO TECH HOLDINGS COMPANY LIMITED

In our opinion, the accompanying consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, of shareholders’ equity and of cash flows for each of two years in the period ended 31 December 2004 present fairly, in all material respects, the financial position of Euro Tech Holdings Company Limited and its subsidiaries at 31 December 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, July 14, 2005

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31

	Note		2005	2004
			US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents			5,362	5,242
Restricted cash			304	—
Accounts receivable, net	6		5,467	4,139
Prepayments and other current assets			643	367
Inventories, net	7		2,732	3,564
Taxation recoverable			42	7
Total current assets			14,550	13,319

Property, plant and equipment, net	8 & 22(iii	)	1,735	1,766

Investments in affiliates	9		—	571

Goodwill	13		1,060	—

Deferred tax assets	4		32	43
Total assets			17,377	15,699

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	10		4,627	4,704
Amounts due to related companies	19		—	1,266
Other payables and accrued expenses	11		2,570	1,791
Taxation payable			422	101
Total current liabilities			7,619	7,862

Deferred tax liabilities			4	—

Commitments and contingencies	20		—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (2004: 20,000,000) shares authorized; 7,363,002 (2004: 6,775,318) shares issued and outstanding	12		74	68
Additional paid-in capital			2,800	2,500
Treasury stock, 340,651 (2004: 340,651) shares at cost	14		(237)	(237)
PRC statutory reserve	15		72	69
Accumulated other comprehensive losses			(10)	(26)
Retained earnings			6,193	5,463

Total shareholders’ equity			8,892	7,837
Minority interest			862	—

Total equity			9,754	7,837

Total liabilities and shareholders’ equity			17,377	15,699

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Note		2005	2004	2003
			US$’000	US$’000	US$’000
Revenue	22(i) & (ii	)	31,250	32,282	27,442
Cost of revenue			(24,681)	(27,033)	(22,805)

Gross profit			6,569	5,249	4,637

Selling and administrative expenses			(5,418)	(4,801)	(4,108)

Operating income			1,151	448	529
Interest income			35	17	13
Other income, net	3		172	104	6

Income before income taxes			1,358	569	548

Income taxes	4		(328)	(167)	(108)

Equity in profit of affiliates, net of taxes			21	192	91

Net income			1,051	594	531
Minority interest			(318)	—	—

Profit attributable to the shareholders of the company			733	594	531

Net income per ordinary share
— Basic			US$0.11	US$0.09	US$0.08

— Diluted			US$0.07	US$0.06	US$0.08

Weighted average number of ordinary shares outstanding
— Basic	6		6,598,201	6,434,667	6,434,667

— Diluted	6		10,689,482	10,034,687	6,434,667

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	1,051	594	531
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	181	184	190
(Gain) loss on disposal of property, plant and equipment	1	—	(1)
Equity in profit of affiliates, net of taxes	(21)	(192)	(91)
Deferred tax assets	11	3	(3)
Deferred tax liabilities	4
Translation reserve	16	—	—
(Increase) decrease in current assets:
Accounts receivable, net	(1,237)	1,212	(573)
Prepayments and other current assets	327	248	(153)
Inventories, net	2,387	(1,318)	(282)
Taxation recoverable	(35)	8	(15)
Amount due from a related company	—	—	2
Increase (decrease) in current liabilities:
Accounts payable	(148)	1,170	(1,143)
Amounts due to related companies	(1,267)	(64)	664
Other payables and accrued expenses	(1,665)	618	534
Taxation payable	137	73	(7)

Net cash (used in)/provided by operating activities	(258)	2,536	(347)

Cash flows from investing activities:
Sales proceeds on disposal of property, plant and equipment	—	—	1
Purchase of property, plant and equipment	(110)	(101)	(74)
Cash flow on business combination, net of cash acquired	486	—	—
Restricted cash for issuance of bank guarantees	(304)	—	—
Dividend income	—	55	—

Net cash provided by/(used) in investing activities	72	(46)	(73)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	306	—	—

Net cash provided by financing activities	306	—	—

Effect of exchange rate changes on cash and cash equivalents	—	—	(1)

Net increase/(decrease) in cash and cash equivalents	120	2,490	(421)
Cash and cash equivalents, beginning of year	5,242	2,752	3,173

Cash and cash equivalents, end of year	5,362	5,242	2,752

Supplementary information	US$	US$	US$
Interest received	35	17	13
Interest paid	—	—	—
Income taxes paid	121	121	134
Shares surrendered for exercise of stock options	195	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Number of Ordinary share	Ordinary share	Additional paid-in capital	Warrants	Treasury stock	Accumulated other comprehensive income (loss)	PRC statutory reserve	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2003	6,775,318	32	2,370	166	(237)	(24)	—	4,407	6,714
Comprehensive income:
Net income	—	—	—	—	—	—	—	531	531
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	—	(2)	—	—	(2)

Total comprehensive income									529
Stock split effect in the form of a dividend	—	13	(13)	—	—	—	—	—	—
Expiration of warrants	—	—	166	(166)	—	—	—	—	—

Balance as of December 31, 2003	6,775,318	45	2,523	—	(237)	(26)	—	4,938	7,243
Net income	—	—	—	—	—	—	—	594	594
Stock split effect in the form of a dividend	—	23	(23)	—	—	—	—	—	—
Transfer of reserve	—	—	—	—	—	—	69	(69)	—

Balance as of December 31, 2004	6,775,318	68	2,500	—	(237)	(26)	69	5,463	7,837
Comprehensive income:
Net income	—	—	—	—	—	—	—	733	733
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	—	16	—	—	16

Total comprehensive income									749
Shares surrendered for exercise of stock options	(52,846)	(1)	(194)	—	—	—	—	—	(195)
Exercise of stock options	640,530	7	494						501
Transfer of reserve	—	—	—	—	—	—	3	(3)	—

Balance as of December 31, 2005	7,363,002	74	2,800	—	(237)	(10)	72	6,193	8,892

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

Details of the Company’s subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Yixing Pact Environmental Technology Co., Ltd	51%*	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	51%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

* In the year 2004, these two companies are affiliates of the Company, with 30% of equity ownership by the Company. The Company acquired additional 21% of equity interest of each of the affiliate in October 18, 2005. (See also note 9).

2                                         Summary of significant accounting policies

 (a)                               Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”). The financial statements of variable interest entities (“VIEs”) as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (R) (“FIN46(R)”), are included in the consolidated financial statements, if applicable. In January 2003, the FASB issued FASB Interpretation No. 46 (FIN46), “Consolidation of Variable Interest Entities” and amended it by issuing FIN 46(R) in December 2003. FIN 46 (R) addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in FIN46(R). The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004. The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns. Total assets and liabilities of these consolidated VIEs total US$464,415 and US$151,217, respectively, as of December 31, 2005. The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2005 were US$174,902, including taxes of US$658. The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.  The creditors of these entities do not have recourse to the general credit of the Group.

Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting. All material intercompany balances and transactions have been eliminated on consolidation.

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

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method. This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date. Recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

 (d)                               Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$48,000, US$56,000 and US$12,000 for the years December 31, 2005, 2004 and 2003 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

 (e)                               Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$240,000, US$247,000 and US$260,000 for the years December 31, 2005, 2004 and 2003 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

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

 (g)                              Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks.

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

Office premises	47 to 51 years
Leasehold improvements	over terms of the leases or the useful lives whichever is less
Furniture, fixtures and office equipment	3 to 5 years
Motor vehicles	4 years
Testing equipment	3 years

 (k)                             Impairment

The Group has adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. There were no impairment losses recorded during each of the three years ended December 31, 2005.

 (l)                                 Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

 (m)                           Goodwill

The Group has adopted SFAS No.142: “Goodwill and other intangible assets” which  assess the possible impairment of goodwill existing at the date of adoption and perform a subsequent impairment test on an annual basis.

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

 (o)                               Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133”, as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 133 contains accounting and reporting standards for hedging accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or shareholders’ equity (as a component of accumulated other comprehensive income).

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Please see note 18 for additional information regarding the Company’s use of derivative instruments.

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

 (q)                               Ordinary share

Ordinary share refers to the $0.01 par value capital stock as designated in the Company’s Certificate of Incorporation. Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

 (r)                               Net income per Ordinary Share

Net income per ordinary share is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income by the weighted average number of shares of ordinary share outstanding during the period. The Company reports both basic earnings per share, which is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share, which is based on the weighted average number of ordinary shares outstanding and all dilutive potential ordinary shares outstanding. Outstanding stock options are the only dilutive potential shares of the Company. There was no difference between basic and diluted earnings per share as the exercise prices of the stock options outstanding were higher than the average market prices of the ordinary share for the year ended December 31, 2003 and therefore the effect of including such items in the calculation of earnings per share would have been anti-dilutive.

 (s)                               Stock-based Compensation

In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Group has selected the disclosure only of provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the excess of the estimated fair value of the ordinary shares over the exercise price on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. The Company accounts for share-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Options and the 2002 D&O Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

(s)                                  Stock-based Compensation (Continued)

Had compensation expense for the Company’s share-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per ordinary share would have been as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000

Net income as reported	733	594	531
Less: Stock compensation expense determined under the fair value method, net of tax(1)	(39)	(27)	(216)
Pro forma net income	694	567	315

Income per share:

Basic, as reported	US$0.11	US$0.09	US$0.08

Diluted, as reported	US$0.07	US$0.06	US$0.08

Basic, pro forma	US$0.11	US$0.09	US$0.05

Diluted, pro forma	US$0.07	US$0.06	US$0.05

(1)             For the years ended December 31, 2003, the pro forma stock compensation expense amounts have been adjusted to reflect lower calculated fair values for employee stock options which resulted in a decrease of approximately US$116,000 in the pro forma net income for the year ended December 31, 2003. This adjustment was required as the restrictions on the employee stock options were not considered by the external valuer in prior years.

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

 (w)                             Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of APB No. 43, Chapter 4”.  SFAS No. 151 requires that abnormally high vacancy, wasted material, freight and processing costs not be part of recognizable production costs.  Such cost must instead be expensed as incurred. Accordingly fixed costs shall henceforth be allocated to inventory based on normal production capacity. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” that will require the Company to expense costs related to share-based payment transactions with employees. With limited exception, SFAS No. 123 (R) requires that the fair value of share-based payments to employees be expensed over the period service is received. SFAS No. 123 (R) becomes mandatory effective for the Company on January 1, 2006. The Company intends to adopt this standard using the modified retrospective method of transition with effect from 1 January 2006.

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

(w)                                Recent Accounting Pronouncements (Continued)

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

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Group’s first fiscal year that begins after September 15, 2006. The Group’ management has not evaluated the impact of this pronouncement on the Group’s financial statements.

In March 2006 FASB issued SFAS 156 “Accounting for Servicing of Financial Assets” this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

 (w)                             Recent Accounting Pronouncements (Continued)

Permits an entity to choose ‘Amortization method’ or Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities.

At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.

The Group’s management believes that this statement will not have a significant impact on the Group’s financial statements.

In June 2005, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus to amend EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights”. The EITF agreed to amend the Protective Rights section of this consensus, as well as Example of Exhibit 96-16A, to be consistent with the consensus reached in Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similarly Entity When the Limited Partners Have Certain Rights.” The provisions of this amendment should be applied prospectively to new investments and to investment agreements that are modified after June 29, 2005. The Group’s management believes the adoption of this pronouncement will not have a material effect on the Group’s consolidated financial statements. In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6.”) EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. EITF 05-6 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

3                                         Other income, net

	2005	2004	2003
	US$’000	US$’000	US$’000
Gain /(loss) on disposal of property, plant and equipment	(1)	—	1
Exchange gain/(loss), net	158	73	(35)
Rental income	15	31	40
	172	104	6

4                                         Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 17.5% in the year of 2005, 2004 and 2003 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2005, SET is still exempt from the PRC enterprise income tax as it had an assessable loss brought forward of US$208,525 as agreed by the local tax authority to offset its profit for the coming year (2004: US$226,550).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2005, certain VIEs had aggregated assessable losses carried forward of US$128,591 as agreed by the local tax authority (2004: US$107,726).

Income before income taxes:

	2005	2004	2003
	US$’000	US$’000	US$’000

Domestic	—	—	—
Foreign	1,358	569	548
	1,358	569	548

The provision for income taxes consists of:

	2005	2004	2003
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic	—	—	—
Foreign	313	164	111
Total current provision	313	164	111

Deferred tax expense / (benefit):
Domestic	—	—	—
Foreign	15	3	(3)
Total deferred provision	15	3	(3)

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income is as follows:

	2005	2004	2003

Weighted average statutory tax rate	23.0%	20.8%	20.1%
Change in valuation allowances	0.3%	7.0%	(0.8%)
Under/(Over)-provision for income tax in prior years	(0.2%)	0.4%	(1.7%)
Others	1.1%	1.1%	2.1%
Effective tax rate	24.2%	29.3%	19.7%

The components of deferred tax assets are as follows:

	2005	2004
	US$’000	US$’000

Deferred tax assets arising from tax losses	74	183
Deferred tax assets arising from temporary difference	—	1
Less: Valuation allowances	(42)	(141)
Net deferred tax assets	32	43

5                                         Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following  data:

	2005	2004	2003
	US$’000	US$’000	US$’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic net income per share	6,598,201	6,434,667	6,434,667
Effect of dilutive potential ordinary shares: Stock options	4,091,281	3,600,020	—
Weighted average number of ordinary shares for the purposes of diluted net income per share	10,689,482	10,034,687	6,434,667

6                                         Accounts receivable

	2005	2004
	US$’000	US$’000

Trade receivables	5,589	4,197
Less: Allowance for doubtful debts	(122)	(58)
	5,467	4,139

	2005	2004
	US$’000	US$’000
Allowance for doubtful debts
Balance at beginning	58	19
Charged to costs and expenses	97	46
Write off	(33)	(7)
Balance at end	122	58

As of December 31, 2005, accounts receivables in the form of bills receivable through banks amounted to US$242,000 (2004: US$ 812,000).

7                                         Inventories, net

	2005	2004
	US$’000	US$’000

Raw materials	93	55
Work in progress	387	57
Finished goods	2,252	3,452
	2,732	3,564

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2005, 2004 and 2003, provision for obsolete and slow moving inventories amounted to US$44,370, US$86,341 and US$10,171, respectively.

8                                         Property, plant and equipment

	2005	2004
	US$’000	US$’000

Office premises	2,271	2,271
Leasehold improvements	96	93
Furniture, fixtures and office equipment	591	522
Motor vehicles	127	125
Testing equipment	68	67
	3,153	3,078

Less: Accumulated depreciation	(1,418)	(1,312)
	1,735	1,766

	2005	2004	2003
	US$’000	US$’000	US$’000
Depreciation charge	181	184	190

9                                         Investments in affiliates and acquisition of subsidiaries

During the year ended December 31, 2002, the Group acquired 30% equity interests in Yixing Pact Environmental Technology Co., Ltd, a company incorporated in the PRC, and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands, from an independent third party for a total consideration of US$335,000. The Group believes that the business of these two investments was complementary to the Group’s business as the Group continued to focus on sales and marketing of other products. The Group believes that by aligning itself with an engineering firm, such as these affiliates, it was able to gain a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well. Details of these affiliates are disclosed in Note 1. Investments in these affiliates are accounted for using the equity method of accounting.

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

The above table represents the combined financial information of entities in which the Group has an investment accounted for using the equity method of accounting during the years ended December 31, 2004 and 2003. These amounts are not the amounts reflected on the Group’s accompanying consolidated financial statements for the years ended December 31, 2004 and 2003.

During the year ended December 31, 2005, the Group acquired additional 21% equity interests in Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited for a total consideration of US$1,000,000 and these two companies become subsidiaries of the Group. The acquisition has been accounted for as an asset purchase. Assets acquired and liabilities assumed were recorded on the Company’s Consolidated Balance Sheet as of the acquisition date based upon their estimated fair values at such date. The results of operations have been included in the Consolidated Statements of Income since date of acquisition.

The aggregate purchase price was calculated as follows:

US$’000

Cash consideration	1,000
Direct costs relating to the acquisition	34
Total purchase consideration for 21% equity	1,034
Investment in affiliates for 30% equity at December 31, 2004	571
Equity in profit of affiliates for the year	21
Total consideration	1,626

The purchase price has been allocated based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. The following represents the allocation of the purchase price:

US$’000
Current assets	1,922
Property, plant and equipment	21
Goodwill	1,060
Total assets	3,003

Current liabilities	(1,377)
Total liabilities	(1,377)
Total consideration	1,626

The value was based on an independent appraisal. The amount of goodwill allocated to the purchase was US$1,060,000. The following table sets forth the unaudited pro forma results of operations of the Company as if the acquisition had occurred at the beginning of the fiscal year. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of each of the periods presented or that not be obtained in the future.

Unaudited Pro Forma Results

	2005	2004
	US$’000	US$’000

Revenue	32,415	35,956
Net income	1,101	1,043

Basic earnings per share	US$0.11	US$0.11
Diluted earnings per share	US$0.07	US$0.07

The Group granted The minority shareholder of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited a three-year put option requiring the Group to acquire all remaining securities of these two companies at 5.2 times of their average net income for the three prior fiscal years.

10          Accounts payable

As of December 31, 2005, accounts payable in the form of bills payable through banks amounted to Nil (2004: US$ 516,000).

11          Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

12                                  Ordinary share

In September 2003, the Company paid a dividend in the form of 1,290,517 ordinary shares of ordinary share of US$0.01 each, payable at the ratio of four shares of stock per ten shares of stock of the Company.

In August 2004, the Company paid a dividend in the form of 2,258,443 ordinary shares of ordinary share of US$0.01 each, payable at the ratio of five shares of stock per ten shares of stock of the Company.

The effect of the above has been reflected retroactively in the accounts and the net income per ordinary share computations.

During the year ended December 31, 2005, the Company issued 640,530 ordinary shares for stock options exercised and cancelled 52,846 shares surrendered for exercise of stock options.

13                                  Goodwill

The Company accounted for the acquisition in accordance with SFAS No. 141 “Business Combinations”, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of October 18, 2005 as described in Note 9.

As of December 31, 2005, the Company completed the annual impairment test. (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2005) Based on the result of the first step of the test, the Company believes that there was no further impairment of goodwill as of December 31, 2005.

14                                  Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 341,250 shares, but not to exceed US$281,250 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant. The Company repurchased a total of 36,445 shares and 304,206 shares of ordinary share during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively. There was no reissuance of treasury stock during each of the three years ended December 31, 2005.

15                                  PRC statutory reserve

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries also appropriated certain amount of their net income to the expansion funds.

(i) Statutory reserve funds

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of the companies’ net income to the statutory reserve funds until such funds reaches 50% of the companies’ registered capital. The statutory reserve funds can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

(ii) Statutory welfare funds

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of the companies’ net income to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16                                  Stock options

(i)                                     Management Options Plan

A total of 4,586,400 shares of ordinary share have been reserved for issuance under the Company’s management option plan (the “Management Options”). The Management Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 4,353,804 shares of ordinary share. The exercise price of the options granted was US$ 1.221 per share for 1,310,400 of such options and US$ 1.6789 per share for the remaining 3,043,404. During the year ended December 31, 2000, 36,036 options with the exercise price of US$ 1.6789 were cancelled. During the same year, the Company further granted 242,697 options under the Management Options with the exercise price of US$ 1.6789 per share to its officers, directors and employees, which allowed them to purchase up to 242,697 shares of ordinary share. The options vested for a period of one year and will expire in March 2007. During the year ended December 31, 2002, 27,573 options with the exercise price of US$1.6789 were cancelled. During the year ended December 31, 2003, no options were exercised, cancelled or granted.

In 2004, the Company granted 46,000 shares with the exercise price of US$1.6789 per share to its offices, director and employees, which allowed them to purchase up to 46,000 shares of ordinary share. The options have a vesting period of one year and will expire in March 2007. The Company further cancelled 32,760 options with an exercise price of US$1.6789. No options were exercised during the financial year 2004.

During the year ended December 31, 2005, 52,416 options with the exercise price of US$ 1.6789 were cancelled. During the same year, 180,000 options under the Management Options with the exercise price of US$ 1.221 per share were exercised.

(ii)                                  2000 Stock Option Plan

A total of 1,195,740 shares of ordinary share have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”). The 2000 Stock Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 742,560 shares of ordinary share. The exercise price of all options granted is US$ 0.5787 per share. During the year ended December 31, 2002, 43,680 options with exercise price of US$0.5787 were cancelled. The Company further granted 477,750 options and 19,110 options under the 2000 Stock Options with an exercise price of US$0.8191 and US$0.6809 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 496,860 shares of ordinary share. The options vested within a six-month to one-year period and will expire in August 2010.

During the year ended December 31, 2004, 35,490 options with an exercise price of US$0.5787 per share and 23,940 options with exercise price of US$0.8191 year share were cancelled. Further, there were no options exercised or granted in 2004.

During the year ended December 31, 2005, 35,490 options with the exercise price of US$ 0.5787 were cancelled. During the same year, 338,520 options, 52,500 options and 6,510 options with exercise price of US$ 0.5787, US$0.8191 and US$0.6809 per share, respectively, were exercised.

(iii)                               2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 294,000 shares and 840,000 shares of ordinary share have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively. Both 2002 Employee Stock Options and the 2002 D&O Stock Options provide for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2002, the Company granted such options to its employees, officers and directors under the 2002 Employee Stock Options and the 2002 D&O Stock Options, which allow them to purchase up to 294,000 and 840,000 shares of ordinary share at an exercise price of US$0.7618 and US$0.5857, respectively. The options vested for a period of a six-month period and will expire in April 2012 and November 2012, respectively. During the years ended December 31, 2004, 2003 and 2002, no options had been exercised.

In 2004, 92,400 options with an exercise price of US$0.7618 per share were cancelled and no further options were granted.

During the year ended December 31, 2005, 16,800 options with the exercise price of US$ 0.7618 were cancelled. During the same year, 63,000 options with exercise price of US$ 0.5857 per share were exercised.

Changes in outstanding options under various plans mentioned above were as follows:

	2005		2004		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	6,724,042	1.24	6,862,632	1.24	6,862,632	1.24
Granted	—	—	46,000	1.68	—	—
Cancelled	(104,706)	(1.16)	(184,590)	(0.93)	—	—
Exercised	(640,530)	(0.78)	—	—	—	—
Outstanding, end of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24

Exercisable, end of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24

As of December 31, 2005, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$1.6789 and a weighted average unexpired life of approximately 2.5 years.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $0.93 per option for the year ended December 31, 2002, and $1.44 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions. There were no options granted during the year ended December 31, 2003 and 2005.

	2005	2004	2003

Risk-free interest rate	—	2.88%	—
Expected dividend yield	—	0%	—
Expected option life	—	2.3 years	—
Expected stock price volatility	—	208%	—

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

17          Pension plan

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributes approximately ranging from 10% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2005, 2004 and 2003, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$191,000, US$166,000 and US$137,000 respectively.

18          Risk factor and Derivative Instruments

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

 (ii)        Foreign exchange risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Reminbi and Euro. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations. The Group uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures.

The Group’s prevailing risk management policy is to hedge the net committed transactions (mainly sales and import purchases) in each major currency.

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations.

As of December 31, 2005, the Company has no foreign forward contract commitments (2004: US$468,000 and 2003: Nil). The fair value of this derivative instrument was expensed in the consolidated statement of income as it is not qualified as hedge accounting treatment.

19          Related party transactions

A related party is an entity that can control or significantly influence the management or operating policies of another entity to the extent one of the entities may be prevented from pursuing its own interests. A related party may also be any party the entity deals with that can exercise that control.

 (i)          The transactions with related parties are summarized as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000
Sale of goods to
Eurotherm Limited	—	27	43
Armtison Limited	—	1	—

Purchase of goods from
— Eurotherm Limited	242	7,503	7,219
— Armtison Limited	—	—	4
— Action Instruments (China) Limited	—	5	10
— Euro Electron (Far East) Limited	—	4	—

Interest income on trade receivables earned from Armtison Limited	—	2	3

Rental income of office premises earned from Eurotherm Limited	2	30	34

Rental expenses for office premises charged by Armtison Limited	11	25	33

Management fees charged by
Eurotherm Limited	4	29	29
Patwin Inc.	18	30	30

Management fees received from
Pact Asia Pacific Ltd	—	—	9
Armtison Limited	2	9	—

(ii)          Details of the amounts due to related companies are as follows:

	2005	2004
	US$’000	US$’000

Action Instruments (China) Limited	—	1
Eurotherm Limited	—	1,265
	—	1,266

Armtison Limited and Action Instruments (China) Limited are beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors. Patwin Inc. is beneficially owned by the brother of Mr. T.C. Leung. Mr. T. C. Leung is also a director of Eurotherm Limited as at December 31, 2004 and 2003 and retired in February 2005.

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

As at December 31, 2005 and 2004, the Group has included the financial results of these retail shops with the application of FIN 46 “Consolidation of Variable Interest Entities”. All material intercompany balances and transactions have been eliminated in consolidation.

20          Commitments and contingencies

 (i)          Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2005, 2004 and 2003 were approximately US$321,000, US$257,000, and US$139,000, respectively. Future minimum rental payments as of December 31, 2005, under agreements classified as operating leases with non-cancellable terms amounted to US$423,000 of which US$283,000 are payable in the year 2006 and US$140,000 are payable each year from 2007 to 2009.

 (ii)         Banking facilities

As at December 31, 2005, 2004 and 2003, the Group has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$4,167,000, US$4,167,000 and US$4,321,000 respectively, of which approximately US$422,000, US$2,394,000 and US$1,723,000 was utilized.

21          Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

22          Segment information

(i)           The Group reports under two segments: Trading and manufacturing, and Engineering.

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment amounts are not significant and are eliminated to arrive at consolidated totals.

	2005	2004	2003
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	26,348	32,155	27,332
Engineering	4,902	127	110
	31,250	32,282	27,442
Operating income
Trading and manufacturing	(180)	462	517
Engineering	1,331	(14)	12
	1,151	448	529

	2005	2004	2003
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	178	184	190
Engineering	3	—	—
	181	184	190
Capital Expenditures, Gross
Trading and manufacturing	108	101	74
Engineering	2	—	—
	110	101	74

	2005	2004
	US$’000	US$’000
Assets
Trading and manufacturing	11,623	15,018
Engineering	5,754	110
Investments in affiliates	—	571
	17,377	15,699
Liabilities
Trading and manufacturing	5,731	7,861
Engineering	1,892	1
	7,623	7,862

(ii)          Geographical analysis of revenue by customer location is as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000
Revenue —
The PRC	25,005	25,245	20,194
Hong Kong	5,932	6,820	7,092
Others	313	217	156
	31,250	32,282	27,442

(iii)         Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2005	2004
	US$’000	US$’000

Hong Kong	969	968
The PRC	766	798
	1,735	1,766

(1)         Long-lived assets represent property, plant and equipment, net.

 (iv)     Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2005	2004	2003

Eurotherm Limited	3%	29%	31%
Hioki E.E. Corp.	29%	15%	12%
Hach Company Inc.	4%	11%	8%
Lachat Instruments Inc.	6%	7%	3%
US Filter/Chemical Feed and Disinfection Group	8%	4%	3%
ThermoQuest Corporation	2%	5%	3%
Calipers Life Sciences Inc.	5%	2%	3%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.