Form 20-F
period 2006-12-31
EURO TECH HOLDINGS CO LTD
filed 2007-06-28
CIK 1026662

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2006

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

9,034,541 Ordinary Shares

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

Yes  ☐    No  ☒

If this is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one).

Large Accelerated Filer  ☐    Accelerated Filer  ☐    Non-Accelerated Filer  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

ii

iii

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

Membrane Biological Reactor (MBR):

A suspended-growth bioreactor combined with a membrane liquid/solids separation unit. The “MBR” uses an advanced membrane technology that treats biological wastes to a quality level which in many industries is sufficient for reuse or low-cost disposal to sewers.

Sequential Batch Reactor (SBR):

A waste-water treatment process that combines aeration and settling in one reactor tank thus saving on space. Used for the treatment of industrial waste-water as well as municipal sewage. The SBR is a batch process that is ideal for waste-waters of changing characteristics.

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

The selected consolidated income statement data for years ended December 31, 2006, 2005 and 2004, and the selected consolidated balance sheet data as of December 31, 2006 and 2005 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	As of December 31,
Balance Sheet Data:	2006	2005	2004	2003	2002
	US$	US$	US$	US$	US$
Cash and cash equivalents	9,160	5,362	5,242	2,752	3,173
Working capital(1)	10,267	6,931	5,457	4,914	4,363
Total assets	19,975	17,377	15,699	13,308	12,716
Short-term debt(2)	0	0	0	0	0
Net assets	12,990	9,754	7,837	7,243	6,714
Capital Stock	94	74	68	45	32

(1)             Current assets minus current liabilities.

(2)             Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	For the Year Ended December 31,
Income Statement Data:	2006	2005	2004	2003	2002
	US$	US$	US$	US$	US$
Revenue	27,161	31,250	32,282	27,442	23,497

Cost of revenue	(20,606)	(24,681)	(27,033)	(22,805)	(18,735)
Gross profit	6,555	6,569	5,249	4,637	4,762
Selling and Administrative Expenses	(5,961)	(5,418)	(4,801)	(4,108)	(4,173)
Operating income	594	1,151	448	529	589
Interest Income	95	35	17	13	18
Other income, net	146	172	104	6	9
Income before taxes	835	1,358	569	548	616

Income taxes	(156)	(328)	(167)	(108)	(123)
Share of equity in Net income of affiliates	—	21	192	91	7
Minority Interest	(318)	(318)	—	—	—
Net income	361	733	594	531	500

Net income per Ordinary Share
Basic	0.04	0.11	0.09	0.08	0.08
Diluted	0.03	0.07	0.06	0.08	0.08

Weighted Average Number of Ordinary Shares Outstanding
Basic	8,047,911	6,598,201	6,434,667	6,434,667	6,434,667
Diluted	10,787,420	10,698,482	10,034,687	6,434,667	6,434,667

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, in 2006, the Renminbi appreciated and at the end of 2006, the exchange rate was approximately RMB 7.8051 = US$1.00.  The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB
Fiscal 2002	8.2871	8.2569	8.2873	8.2869
Fiscal 2003	8,2867	8.2570	8.2700	8.2872
Fiscal 2004	8.2865	8.2354	8.2870	8.2782
Fiscal 2005	8.0734	8.0566	8.2666	8.2033
Fiscal 2006	7.8175	7.7845	8.0715	7.9819

US$ to HK$
Fiscal 2002	7.8002	7.6794	7.8272	7.7998
Fiscal 2003	7.7648	7.6886	7.8931	7.7885
Fiscal 2004	7.7760	7.7511	7.8063	7.7893
Fiscal 2005	7.7535	7.7431	7.8116	7.7779
Fiscal 2006	7.7794	7.7502	7.7946	7.7690

The Following Months	Low	High	Average
US$ to RMB
July 2006	7.9697	8.0007	7.9893
August 2006	7.9554	8.0036	7.9739
September 2006	7.9029	7.954	7.9339
October 2006	7.8786	7.9143	7.9028
November 2006	7.8346	7.875	7.8632
December 2006	7,8051	7.8291	7.8220

US$ to HK$
July 2006	7.7679	7.7779	7.7738
August 2006	7.7737	7.7799	7.7765
September 2006	7.7769	7.7916	7.7829
October 2006	7.7749	7.7932	7.7852
November 2006	7.7754	7.7878	7.7818
December 2006	7.7668	7.7776	7.7733

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

Economic Stability Uncertain

Most economies in the Far East had suffered. Although the region, including the PRC, appears to have recovered, there can be no assurance that the recovery will continue. Continued growth in the PRC is dependent upon an adequate supply of energy. There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.

The PRC’s Economic, Political and Social Conditions.

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

• Although the RMB to U.S. dollar exchange rate has generally been stable from 1994 through 2004. However, in 2006, the RMB appreciated against the U.S. Dollar. The

PRC government has stated its intention to intervene in the future to support the value of the RMB, there can be no assurance that exchange rates will not become volatile or that the RMB will not devalue against the U.S. dollar or Hong Kong dollar in the future. Exchange rate fluctuations may adversely effect the Company because of foreign currency denominated liabilities, and may materially adversely effect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

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

In October of 2005, we completed our acquisition of 51% of the capital stock of two entities, making the two entities our majority owned subsidiaries, and we are seeking to take equity positions in related business. We will not seek stockholder approval for any additional acquisitions unless required by applicable law and regulations. Our stockholders will not have an opportunity to review financial and other information on acquisition candidates prior to consummation of any acquisitions under almost all circumstances.

Investors will be relying upon our management, upon whose judgment the investor must depend, with only limited information concerning management’s specific intentions.

There can be no assurance that the Company will locate and successfully complete any such additional acquisitions, or any acquisition will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company or that the Company will not lose its entire investment in any acquisition.

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

Adverse Impact upon Company of PRC’s Credit Restrictions

•  The Company faces increasing competition from other distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and the PRC. Competition may cause purchaser demands for price reductions and reduced profit margin.

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

Lachat Instruments, Inc. (“Lachat”), which are the Company’s largest suppliers. The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors.

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

•  Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls. We were not subject to these requirements for the fiscal year ended December 31, 2006. We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with our report for our fiscal year ending after December 15, 2008.

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

ITEM 4.                    INFORMATION ON THE COMPANY

Item 4A.                History and Development of the Company

The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited, a Hong Kong corporation (“Far East”). The Company successfully completed a public offering (“Public Offering”) receiving net proceeds of approximately US$1,817,000, in March 1997. Contemporaneously, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and was the primary operational entity of the Company.

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

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”), a company engaged in water and waste-water treatment solution business.  We had previously owned thirty (30%) percent of their capital stock.  With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries.

China’s rapid economic growth had led it to become one of the world’s largest emitters of sulfur dioxide.  The damage due to acid rain caused by sulfur dioxide is vast, and is also affecting the neighboring countries as air currents transport sulfur dioxide.  To tackle these environmental and geo-political issues, China has established targets to reduce key pollutants, namely, sulfur dioxide, nitrogen oxides and suspended particulates.  Heavy polluters are being warned to reduce their emissions or face penalties.  We believe that as a result, the demand of desulphurization and dust removal equipment will increase accordingly.

We are in the process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities.  Revenues from our “trading” activities have fallen-off as a substantial number of our suppliers have been selling their products into China directly and through other distributors.  Revenues and net income generated from our environmental engineering department and our majority owned subsidiaries, Pact and Yixing (companies engaged in the water and waste water treatment solution business), have more than offset our falling “trading” revenues.

In November of 2006 we established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai — Environmental”) as a wholly-owned subsidiary under the laws of the People’s Republic of China, to carry on our environmental engineer department with that line of business and its personnel transferred from our subsidiary, Euro Tech (Far East) Ltd.  Shanghai — Environmental is focusing on our water and waste-water treatment engineering business and is planned to be the home of our planned expansion into the air pollution control business.

Item 4B.                Business Overview

The Company is engaged in three different major activities:

(1)           Equipment and Instrument Distribution.

The Company has been primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2006 (“Fiscal 2006”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, China Light & Power Co., Ltd., Hong Kong Electric Co., Ltd., the Kowloon-Canton Railway Corporation, China’s National Environmental Protection Agency, Harbin Water, Harbin Environmental Monitoring Center, Inbev Group, Beijing Huai Rou and Shunyi District CDC, Liaoning Jinzhou Waste-water Treatment Plant and to subdistributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Hioki, USF and Lachat, which are the Company’s largest suppliers, with purchases from them accounting for approximately 29%, 8% and 6%, respectively, of the Company’s sales during Fiscal 2005 and approximately 36%, 8%, and 8%, respectively of the Company’s sales during Fiscal 2006.

The Company distributes products through its Hong Kong headquarters, its retail shops and representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan and Fuzhou, and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macau.

(2)                                  Manufacturing.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remains only a distributor of such products with sales of the Company first product offering, an Infrared Photometric Oil Analyzer, commencing in 2003. Similarly, the Company believes that by expanding its regional sales efforts in the PRC, it may be better able to compete with increased competition from our own suppliers and other distributors.

(3)           Environmental Services.

In January 2002, we acquired a 30% equity interest in Pact and Yixing.  Pact and Yixing were privately owned engineering firms situated in Shanghai specializing in the design, manufacture and operation of water and waste-water treatment plant in several industries situated in China, Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

In October 2005, we, through our subsidiary Euro Tech (Far East) Limited (“Far East”) purchased approximately 21% of the issued and outstanding shares of Pact and Yixing for approximately US$1,000,000 from Tamworth Industrial Limited (“Tamworth”).

Expansion Plans

Acid rain and sulfur dioxide emissions are serious problems in China, we are planning to expand our activities in the air pollution control business by investing or acquiring some interest in companies involved in (i) the dust removal and/or (ii) the flue gas desulphurization for power plant industries and other similar industries.

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

In July 2006, we entered into a letter of intent with Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) to purchase a 20% equity interest in Jia Huan.  Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang.  This equity purchase is subject to final negotiation of a definitive agreement, legal and financial due diligence.  There can be no assurance a definitive agreement will be negotiated, the transaction will be completed, or, if completed, will economically benefit the Company.

In that same month, PACT entered into a letter of intent with Pact Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party to form a manufacturing joint venture (“JV”) in China.  The initial third party withdrew and was replaced by the Italian Company, Ecomacchine S.p.A. (“ECO”), a company engaged in the manufacture of sludge and dewatering equipment.  It is planned that PACT will invest US$300,000 and have a 60% controlling interest of the JV, and ECO and PACTFCZ, a company majority owned by George Hayek, the Company’s Managing Director, will each invest US$100,000 in consideration for a 20% interest.  The registration of the JV with the PRC is underway and is expected to be completed by the end of June 2007.

In April of 2007, we signed a Subscription Agreement to acquire a 20% equity interest in Zhejiang Tianlan Desulfurization and Dust-Removal Co. Ltd. (“BlueSky”), a company in flue gas desulphurization, flue gas de-nitration, dust removal and purification of industrial waste gases, for a maximum of US$4.5 million.

Blue Sky, founded in 2000, is a growing concern that we believe provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

We expect that by securing an equity stake in BlueSky’s business, we will have a strategic partner to work within China’s environmental protection business.  With BlueSky’s technology and technical support, we believe we will then be able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China.

The acquisition of an equity stake in BlueSky is to be financed from Euro Tech’s internal resources and is subject to local government approval that is expected to be completed inJuly 2007.

As revenue and income from distribution activities are declining gradually due to a greater number of our significant suppliers marketing and selling their products into the China market through other distributors as well as the Company.  Many of these other distributors are local Chinese companies and can operate with a lower overhead.

Our plans for the near term also include:  (a) continued use of our retail shops to sell “low-tech” products such as those manufactured by Hioki and our own products.  We believe that these shops are operating with a lower overhead than the rest of the Company; and (b) we believe that the continued “low-tech” product sales through our retail shops coupled with our “on-line” product sales will allow us to continue to offer products at lower prices than our competitors.

Having “low-tech” products offered through our retail shops and the availability of “on-line” product offering are anticipated to allow our sales force to focus on “high-tech” and other products requiring personal or telephone contact directly with customers and potential customers.

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003.  During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation.  In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been two and a half years in research, development and field testing of prototypes sold to our customers. A number of target customers showed their interest in this product during our trade shows and seminars. We had made some modifications to this product to improve the quality. As a result, we have to update the Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision before we can continue to sell our TOC.  During 2005, the Company built a demonstration Integrated Water Quality Monitoring System (“WQMS”) that incorporates, among other features:  intake sampling, flow through testing with the ability to “auto clean” sensors with monitoring for ammonia, nitrate and organic pollution; electronic measurements, transmission (via telephone, radio data network, cellular or similar transmission for monitoring purposes) and recordation; and housing to customer’s specifications.

In 2005, the Company also began offering two new company manufactured turbidimeters.  One of the new turbidimeters is directed at water treatment plants, environmental monitoring status, hydrological stations and the second is directed at beer and other beverage processing facilities and it analyzes the particles contained in the beverage.  See “- Product Assembly Operations”. During the next twelve months, we intend to assemble and/or manufacture additional products in the future and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

Environmental Services

To allow the Company to bid on larger water, waste-water and power generation projects, we acquired Pact and Yixing and continue our search for other engineering companies and/or a system integrator (a company that provides hardware, software and solutions in the field of engineering) or enter into a joint venture with a third party to work in connection with our process control and engineering department.

Pact-Yixing have completed a substantial number of industrial water and waste-water treatment projects in the PRC.  The majority of these projects are for large multinational manufacturing facilities for clients from the USA, Europe and Japan.  Process design as well as mechanical and electrical engineering are completed in-house and manufacturing contracted to approved fabricators of components.  Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Pact-Yixing’s quality control engineers.

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto & auto parts, steel, food & beverage and beauty products.

The water and waste-water treatment processes applied at Pact-Yixing cover chemical, physical, biological and membrane separation.  A combination of those processes are normally used to treat a specific industrial process feed or effluent.  With respect to the water treatment side of Pact-Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants.  As for waste-water treatment, Pact-Yixing design and build biological treatment systems, oil coalescers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfilitration, dewatering systems and package type mobile sewage treatment plants.  Biological treatment plants cover both aerobic and anaerobic processes.  State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBR (membrane biological reactors) are technologies also covered by Pact-Yixing.  See “Glossary.”

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment.  The equipment are components of systems traditionally marketed by Pact-Yixing.  The equipment are partially manufactured to Pact-Yixing’s in-house design and partially procured from approved Chinese suppliers.  It is contemplated that Pact-Yixing’s trading operation will mainly sell equipment to clients from outside China, starting with the Middle East, Africa and European and American companies operating in the Middle East and Africa.

In February 2007, PACT was awarded a US$725,145 contract by a Pakistan and US joint venture company in dyeing and finishing industry in Lahore, Pakistan.  The contract covers design, manufacture, supply, and commissioning of a portion of a 7680 cubic meter process waste-water treatment plant for the joint venture company.

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

During Fiscal 2006 and Fiscal 2005, our share of Pact-Yixing’s revenue represented 15% and 12%, respectively, of our revenue.  During Fiscal 2006, Fiscal 2005 and Fiscal 2004, our share of Pact-Yixing’s net income represented 91%, 48% and 32%, respectively, of our net income.

Distribution of Equipment and Instruments

Environmental Protection Equipment

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

Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong’s Victoria Harbor, more than ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), China’s National Environmental Protection Agency, Harbin Water, Harbin Environmental Monitoring Centre, Beijing Huai Rou, Shunyi District CDC and Liaoning Jinzhou Waste-water Treatment Plant and the Beijing Environmental Monitoring Centre.

The Company derived approximately 33.2%, 34.8% and 37% of its revenues from the sale of Scientific Instruments during Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

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

The Company derived approximately 13.1%, 19.5% and 14.3% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

Energy Conservation and Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment and power quality analyzers to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies.

The Company derived approximately 45.7%, 34.2% and 25.1% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

Special Projects and Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, waste-water treatment and power generation plants and beverage producers.

The Company derived approximately 6.9%, 10.2% and 22.3% of its revenue from its Special Project Operation during Fiscal 2003 through Fiscal 2005. This revenue was derived primarily from sales of products and supply systems.  The Company is placing a greater emphasis on developing an engineering solution to business as one of our key suppliers Eurotherm has been directly marketing and selling their process automation product directly into the PRC.

Our special projects and engineering department is believed by the Company to be the main contractor and system integrator of a large number of industrial and municipal waste-water, water treatment and power generation plants in the PRC. Specific services provided by this group include automated control system design, the operation and management of various waste-water, water and power generation projects. We endeavor to introduce, develop, and promote new and advanced technologies, products, and appropriate technical developments from abroad. We have also been cooperating with established technology companies and engage in systems and special projects in Programmable Logic Control, Telemetry unit, SCADA systems, Human Machine Interface Software and Sequential Event Recording.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.1%, 1.3% and 1.3% of its revenues from Technical Support Operations during Fiscal 2006, Fiscal 2005, Fiscal 2004, respectively.

Customers. During Fiscal 2006, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. No single customer accounted for more than 5% of the Company’s revenues during Fiscal 2006. The Company does not believe that any single customer or sub-distributor is material to its operations.

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

Infrared Photometric Oil Analyzer

The Company developed an Infrared Photometric Oil Analyzer by infrared absorption method and began sales of this product in 2004. This analyzer detects concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial waste-water. Customers are environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China.

Our perceived advantage of the analyzer is that samples under its testing protocols are measured by three different wavelengths simultaneously thus giving more accurate readings against one fixed wavelength used by most of our potential competitors’ products.

Sources of Supply

The Company distributes products manufactured by a number of vendors, including Hioki, USF and Lachat, which are the Company’s primary suppliers, see “- Business Overview”. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau.  Hioki has recently established its own PRC distribution company and appointed a Japanese trading company to sell its products and intend to appoint one or two additional distributors in China.  The Company anticipates that it will continue to be one of Hioki’s distributors.  The Company’s agreement with USF continues in effect for successive renewal terms of one year each, unless either party gives written notice of non-renewal at least 30 days prior to the end of any renewal term.  The Company’s agreement with Lachat continues in effect for successive renewal terms of one year and is terminable on ninety days notice by either party.  The Company’s agreement with Hach is terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own environment-related equipment (see “ — Product Assembly Operations”), (b) forming joint ventures with some of our suppliers, (c) potential acquisitions of manufacturing plants in the water, air pollution and energy conversation and related businesses, and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from SEPA, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The PRC government has established ambitious targets in its 11th Five-Year Program (2006-2010) to slash emissions of pollutants, including sulfur dioxide emissions, by 10%.  The PRC government passed a law requiring power distributors to combat global warming.  A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff.  Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources.  The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “ — Competition.”

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

During Fiscal 2006, Fiscal 2005 and Fiscal 2004, the Company’s gross profit margins were approximately 24.1%, 21% and 16.3%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having knowledgeable staff.

B2B Website

The Company, through its subsidiary, ChinaH2O.com Limited, a Hong Kong corporation, has a bilingual Business-to-Business (“B2B”) internet platform. The website is located at (http://www.chinah2o.com). The B2B website is directed at environmental businesses in China. The purpose of the B2B website is to connect manufacturers, distributors and suppliers of environmental protection equipment and related consultants and engineering firms in the West with potential clients in China (i.e., water, waste-water treatment plants, environmental protection bureaus, environmental monitoring stations, and related industries). The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities.  The business and other activities generated by ChinaH2O.com Limited have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou and Wuhan.  During 2006, the Company closed three representative offices and consolidated their personnel into our remaining offices, as the offices did not financially contribute to the Company as anticipated. The Company has a marketing and sales force of 80 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2006, Fiscal 2005 and Fiscal 2004.

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

Retail Shops

Shanghai	April 2001
Beijing	October 2001
Chongqing	March 2002
Guangzhou	June 2002
Xi´An	July 2002
Wuhan	November 2002
Shenyang	December 2002

Representative Offices

ChengDu	February 2005
Urumqi	September 2005
Dongguan	September 2004

Foreign entities are now permitted to own retail shops in some regions of PRC.  The Company has formed two wholly-owned retail shops in Chongqing and Xian.  As a result, we plan to close the current retail shops in Chongqing and Xian owned by non-officer/director, employees of the Company.  During 2006, we closed three representative offices, merging personnel into our other shops.  We will continue to consolidate our operations by combining the retail shops and representative offices in the same cities or close shops and offices that do not appear to be contributing to the Company as expected.

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

•                  Euro Tech Trading (Shanghai) Limited — a People’s Republic of China corporation

•                  Euro Tech (China) Limited — a Hong Kong corporation

•                  ChinaH2O.com Limited — a Hong Kong corporation

•                  Shanghai Euro Tech Limited — a People’s Republic of China corporation

•                  Shanghai Euro Tech Environmental Engineering Company, Ltd. — a People’s Republic of China corporation.

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

Item 4D.   Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expired in May 2009 for monthly rental payments of approximately US$8,140. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Wuhan and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The Beijing and Shanghai sales offices are situated on Company owned property. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$3,000 per month.

One of Euro Tech Trading (Shanghai) Ltd.’s office is rented pursuant to a lease expiring in September 2007 that provides for a monthly rental of approximately US$245, with a second office rented pursuant to a lease expiring in July 2008 that provides for a monthly rental of approximately US$652.  Shanghai Euro Tech Limited’s  premises are rented pursuant to a lease expiring in July 2007 with monthly rental payments of approximately US$2,686.

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

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 16% and approximately 83% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2006. Net income decreased approximately US$372,000, or 35.4%, in Fiscal 2006 to US$679,000, compared to US$1,051,000 in Fiscal 2005, primarily due to the Company’s drop in revenue from trading as more and more foreign suppliers and manufacturers sell their products directly in China.

The Company continued to consolidate its trading business by combining some of its regional sales efforts in the PRC with the retail shops and using online ordering in the PRC to sell the Company’s products. The Company manufactures and sells its own developed products such as Infrared Photometric Oil Analyzer, turbidity instruments, spectrophotometers and the Total Organic Analyzer. The Company intends to assemble and/or manufacture additional products in the future and seek opportunities with its suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

The Company continued to accept more engineering projects in water and waste-water industries and also in power generation industries.  The Company intends to continue its search for acquisition candidates of other firms engaged in engineering and/or system integration or enter into a joint venture with a third party to work in connection with its process control and engineering department.

Item 5A.   Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong
2004	78%	21%
2005	80%	19%
2006	83%	16%

Sales to customers situated in Macau and elsewhere through Fiscal 2006 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	Year Ended December 31,
	2006		2005		2004		2003		2002
	US$		US$		US$		US$		US$
Revenue	27,161	100%	31,250	100%	32,282	100%	27,442	100%	23,497	100.0%
Cost of revenue	20,606	75.9%	24,681	79.0%	27,033	83.7%	22,805	83.1%	18,735	79.7%
Gross Profit	6,555	24.1%	6,569	21.0%	5,249	16.3%	4,637	16.9%	4,762	20.3%
Selling and administrative Expenses	5,961	21.9%	5,418	17.3%	4,801	14.9%	4,108	15.0%	4,173	17.8%
Income before income taxes	835	3.1%	1,358	4.3%	569	1.8%	548	2.0%	616	2.6%
Income taxes	156	0.6%	328	1.0%	167	0.5%	108	0.4%	123	0.5%
Share of equity in net income of affiliates	—	0.0%	21	0.0%	192	0.6%	91	0.3%	7	0.0%
Net income	679	2.5%	1,051	3.3%	594	1.8%	531	1.9%	500	2.1%

Fiscal Year ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

Revenue; Gross Profit and Cost of Revenue.   Revenue decreased by approximately US$4,089,000 or 13.1% to approximately US$27,161,000 in Fiscal 2006 from approximately US$31,250,000 in Fiscal 2005. The decrease in revenues was primarily due to declining revenues of approximately US$4,15,000 from trading and manufacturing activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through distributors other than the Company.  After the Company acquired its majority interest in Pact-Yixing in October 2005, Pact-Yixing’s revenues of approximately US$ 3,953,000 and US$ 3,662,000 were included in our revenues in Fiscal 2006 and Fiscal 2005, respectively.

Gross profits decreased by approximately US$14,000 or 0.2% to approximately US$6,555,000 for Fiscal 2006 as compared to approximately US$6,569,000 for Fiscal 2005. During Fiscal 2006, the Company’s cost of revenue was approximately US$20,606,000, or 75.9% of revenue, in comparison to approximately US$24,681,000, or 79% for Fiscal 2005.  Cost of revenue expressed as a percentage of revenue decreased by 3.1% in Fiscal 2006 as compared with Fiscal 2005.  The gross profit margin percentage increase was due principally to an increase in gross margin percentage of approximately 4% for trading activities as the Company’s sales of lower gross margin products declined.  Yixing-Pact contributed approximately US$1,417,000 to our gross profit margin in Fiscal 2006.

Selling and Administrative Expenses.   Selling and administrative expenses were approximately US$5,961,000 in Fiscal 2006, an increase of approximately US$543,000 or 10.9% from approximately US$5,418,000 in Fiscal 2005. The increase was principally due to the inclusion of our share of Yixing-Pact expenses, approximately $568,000 for a full year, while the Yixing-Pact expenses of approximately US$122,000, included in Fiscal 2005, were for only a partial year, with Yixing-Pact not becoming our majority-owned subsidiaries until October 2005.  The selling and administrative expenses for trading and manufacturing activities decreased slightly as the Company streamlined operations.

Equity in Profit of Affiliates.   Equity in profit of affiliates decreased by approximately US $21,000 or 100% to approximately US $Nil in Fiscal 2006 from approximately US $21,000 in Fiscal 2005. The decrease in equity in profit of affiliates was due to the results of Yixing-Pact being consolidated after the Company owned its majority interest in October 2005.

Interest Income.   Interest income increased by approximately US$60,000 or 171.4% to approximately US$95,000 in Fiscal 2006 from approximately US$35,000 for Fiscal 2005. The increase was primarily due to the increase in bank deposits.

Other Income.   Other income decreased by approximately US$26,000 or 15.1% to approximately US$146,000 in Fiscal 2006 from approximately US$172,000 in Fiscal 2005. The decrease in other income was principally due to decrease in our foreign exchange gains of US$28,000 in Fiscal 2006.

Income Taxes.   Taxes decreased by US$172,000 to approximately US$156,000 in Fiscal 2006 from approximately US$328,000 in Fiscal 2005. This decrease was primarily the result of decreased taxable profits and a decrease of effective tax rates from 24.2% in Fiscal 2005 to 18.7% in Fiscal 2006.  The decrease in the effective tax rate was principally due to a tax rate decrease on the net income of Pact-Yixing, as a result of establishing a service company that paid taxes at a lower rate.

Net Income.   Income from continuing operations decreased by approximately US$372,000 or 35.4% to approximately US$679,000 in Fiscal 2006 from approximately US$1,051,000 in Fiscal 2005. The decrease was primarily due to the decrease in revenues from trading activities, partially offset by higher gross margin and selling and administrative expense percentages resulting from inclusion of Pact-Yixing’s operating results after October 2005.  Net income attributable to the shareholders of the Company, after deducting minority interests amounted to US$361,000 and US$733,000 for Fiscal 2006 and Fiscal 2005, respectively.

Fiscal Year ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Revenue; Gross Profit and Cost of Revenue.   Revenue decreased by approximately US$1,032,000 or 3.2% to approximately US$31,250,000 in Fiscal 2005 from approximately US$32,282,000 in Fiscal 2004. The decrease in revenues included a decrease of approximately US$4,694,000 in revenues from continuing operations that were primarily due to declining revenues from trading activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through distributors other than the Company.  This decrease was partially offset by the inclusion of revenues approximately US$3,662,000 from Yixing-Pact for the period after the Company acquired its majority interest in October 2005 as their results were consolidated with the Company’s.

Gross profits increased by approximately US$1,320,000 or 25.1% to approximately US$6,569,000 for Fiscal 2005 as compared to approximately US$5,249,000 for Fiscal 2004. During Fiscal 2005, the Company’s cost of revenue was approximately US$24,681,000, or 79% of revenue, in comparison to approximately US$27,033,000, or 83.7% of revenue for Fiscal 2004.  Cost of revenue expressed as a percentage of revenue decreased by 4.7% in Fiscal 2005 as compared with Fiscal 2004.  Gross profits from continuing operations increased by approximately US$310,000 or 5.9% to approximately US$5,539,000 for Fiscal 2005 as compared to approximately US$5,249,000 for Fiscal 2004.  The gross profit margin percentage increase was due principally to an increase in revenue from our engineering solution business of approximately US$1,113,000, representing an approximately 41% of our gross profit margin.  Yixing-Pact contributed approximately US$1,010,000 to our gross profit margin in fiscal 2005.

Selling and Administrative Expenses.   Selling and administrative expenses were approximately US$5,418,000 in Fiscal 2005, an increase of approximately US$617,000 or 12.9%

from approximately US$4,801,000 in Fiscal 2004. Expenses from continuing operations increased approximately US$495,000 principally as a result of employee expenses increasing as a result of the hiring of additional personnel, incremental increases in the salaries of our employees and other expenses resulting from general inflation.  Yixing-Pact expenses of approximately US$122,000 were included in our expenses for Fiscal 2005.

Equity in Profit of Affiliates.   Equity in profit of affiliates decreased by approximately US$171,000 or 89% to approximately US$21,000 in Fiscal 2005 from approximately US$192,000 in Fiscal 2004. The decrease in equity in profit of affiliates was principally due to the results of Yixing-Pact being consolidated after the Company acquired its majority interest in October 2005.

Interest Income.   Interest income increased by approximately US$18,000 or 105.9% to approximately US$35,000 in Fiscal 2005 from approximately US$17,000 for Fiscal 2004. The increase of US$12,000 from our continuing operations was primarily due to the general increase in interest rates for bank deposits during Fiscal 2005.  The US$6,000 balance of the increase in interest income was contributed by Yixing-Pact.

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

Net Income.   Income from continuing operations increased by approximately US$457,000 or 76.9% to approximately US$1,051,000 in Fiscal 2005 from approximately US$594,000 in Fiscal 2004. The Company’s net income, excluding Yixing-Pact’s contribution, was approximately US$381,000 and US$402,000 for Fiscal 2005 and Fiscal 2004, respectively.  The slight decrease of US$21,000 was primarily due to the decrease in revenues with the effect on the Company being cushioned by the increase in revenues from our engineering solution business that has a higher gross profit margin.  The net income from Yixing-Pact was approximately US$670,000 for Fiscal 2005.  The Company recognized equity in profit of Yixing-Pact of approximately US$192,000 for its 30% share ownership in Fiscal 2004.  Net income attributable to the shareholders of the Company, after deducting minority interest amounted to US$733,000 and US$594,000 for Fiscal 2005 and Fiscal 2004, respectively.

Item 5B.                Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2006 and Fiscal 2005 was approximately US$10,267,000 and US$6,931,000, respectively.

During Fiscal 2005, the Company used approximately US$258,000 in its operating activities to fund the increase in accounts receivable, a reduction in the amounts due to related companies and other payables, that in total, exceeded the funds generated from net income and a decrease in inventory.  At the end of Fiscal 2006 and Fiscal 2005, the Company’s accounts receivable were approximately US$4,914,000 and US$5,467,000, respectively.  During Fiscal 2006, the Company generated net cash of approximately US$1,543,000 from its operating activities from net income, reduction in accounts receivable, and inventories, while funding a decrease in accounts payable and other payables and accrued expenses.

During Fiscal 2006, the Company used approximately US$352,000 in investing activities.  In Fiscal 2005, the Company generated approximately US$72,000 from investing activities.  The Company used approximately US$106,000 and US$110,000 to purchase facilities and equipment in Fiscal 2006 and Fiscal 2005, respectively.  During Fiscal 2005, the Company derived approximately US$486,000 from its acquisition of Yixing-Pact. Although the cash consideration, plus other costs paid by the Company, was US$1,034,000 for Yixing-Pact, Yixing-Pact had approximately US$1,520,000 in cash on hand at the time of their acquisition  During Fiscal 2006 and Fiscal 2005, the Company used approximately US$111,000 and US$304,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks.  During Fiscal 2006, Yixing-Pact paid a dividend of approximately US$135,000 to minority interest shareholders.

The Company received approximately US$2,607,000 and US$306,000, respectively, in Fiscal 2006 and Fiscal 2005 from financing activities resulting from the issuance of its ordinary shares being issued on stock options that were exercised. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,167,000 at December 31, 2006. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$5,362,000 at the end of Fiscal 2005 to approximately US$9,160,000 at the end of Fiscal 2006. The principal reasons for the increase in cash were the decreases in accounts receivables of approximately US$553,000 and inventories of approximately US$704,000, proceeds of approximately US$2,607,000 from the exercise of stock options by Company management and employees.  However, the Company used cash to fund its decrease in accounts payable by approximately US$435,000 and decreases in other payables by approximately US$222,000.  The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or environmental engineering company in the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable decreased from approximately US$5,467,000 at the end of Fiscal 2005 to approximately US$4,914,000 at the end of Fiscal 2006.  This decrease is principally attributable to a decrease in revenues.

The Company’s inventory decreased from approximately US$2,732,000 at the end of Fiscal 2005 to approximately US$2,028,000 at the end of Fiscal 2005. This decrease at the end of Fiscal 2006 was principally due to a general decrease in inventory levels as a result of lowered sales.

The Company’s capital expenditures were approximately US$110,000 and US$106,000 in Fiscal 2005 and Fiscal 2006, respectively. Capital expenditures during Fiscal 2005 and Fiscal 2006 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures.  The Company continues to seek targets for acquisition and facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its Fiscal 2007 these requirements from operations, available bank credit facilities and proceeds from the exercise of options. The Company may use its funds to acquire other businesses, make equity investments in related business, form strategic alliances with third parties, invest in product research and development, or expand its sales offices and retail shops or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The Company believes generally declining rates of inflation in the PRC have had a positive effect on its results from operations.  The Company believes, although no assurance can be given, that as credit restrictions are gradually lifted, it will be able to increase prices in the market for its products and thus realize increased profit margins.

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

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.  This approach relies on estimates of total expected direct costs of completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known.

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

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109( FIN48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxed. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized n the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that this Interpretation will have a material impact on our financial position, results of operations or cash flows.

In June 2006, the EITF reached consensus on and ratified EITF Issue 06-03, How Taxes

Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF 06-03). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross (included in revenues and costs ) or a net ( excluded from revenues ) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. We believe the adoption of EITF 06-03 will not have a material impact on our method for recording and reporting these types of taxes in our consolidated financial statements, as the Company’s policy is to exclude all such taxes form revenue.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning after November 15, 2007. We are currently evaluating the impact of the provisions of FAS 157.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities:  Including an amendment of FAS B Statement No. 115” (“SFAS 159”).  SFAS 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted.  The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.  The Company does not believe that any other of the recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

Item 5C.      Research and Development, Patents and Licenses

During Fiscal 2006, Fiscal 2005 and Fiscal 2004, the Company expensed approximately US$55,000, US$48,000 and US$56,000, respectively, on the development of its products.  It is anticipated that an additional US$250,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of on line water testing equipment during Fiscal 2007.

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

Item 5E.      Off Balance Sheet Arrangements

None.

Item 5F.      Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	US$276,000	US$200,000	US$76,000	—	—
Total Contractual Cash Obligations	US$276,000	US$200,000	US$76,000	—	—

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.      Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	63	Chairman of the Board of Directors and Chief Executive Officer
Jerry Wong	48	Director and Chief Financial Officer
Nancy Wong	58	Director
C.P. Kwan	48	Director
Alex Sham	43	Director
Y.K. Liang	77	Director
Ka Chong Cheang	78	Director
Xu Hong Wang	39	Director
Li Da Weng	62	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. between 1971 and 1992. From 1988 until he retired in February 2005, Mr. Leung had also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Masters degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

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

Li Da Weng, from 1993 until January 2005, was the General Director of the Yangtze Valley Water Resources Protection Bureau (“YVWRPB”).  He was employed by the YVWRPB in various positions, for more than 25 years, before he became the General Director in 1993.  Since 2005, he has been the Secretary General of Yangtze Forum, a group of governments, businesses, universities and research institutes meeting on occasion to discuss issues on protecting and developing the Yangtze River, and since 1994 he has been a member of the Science and Technical Committee of Changjiang Water Resources Commission.  Mr. Li Da Weng graduated from Hengyang Mining and Metallurgy College (now known as Nanhua University) in 1965 with a Bachelor’s Degree in Analytical Chemistry.  From December 1981 to December 1983, he was a visiting scholar at the Canada’s Centre for Inland Waters, National Water Research Institute.

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

The Company had one meeting of its Board of Directors during Fiscal 2006, while its Audit Committee had six meetings during Fiscal 2006.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of any of the foregoing.

Key Employees

George Hayek, Managing Director.  He is the founder of Pact and Yixing and is a civil engineer (1967) and post-graduate certificate holder in sanitary engineering and environmental management from the American University of Beirut and the University of California at Irvine (in 1971 and 1988, respectively).  Since 1971, he has occupied several key posts in water and waste-water treatment companies in the USA, the UK, Spain, Cyprus, The Middle East, Southeast Asia and the last 12 years in the PRC.  From 1998 to date, he has been the managing director of Pact.  His international experience helped Pact in securing most of the contracts with European and American multinational industries in the PRC.

Yvonne Xia manages Pact and Yixing’s Procurement Department, as well as assisting the managing director in management of the various departments.  She joined Pact-Yixing at the time of their formation in 1998.  Ms. Xia is an environmental engineering graduate from Qing Hua University of Beijing (1989) and an EMBA graduate from the Olin School of Management of the Washington University (2003).  She has several positions of increasing responsibility, including management of engineering, sales, procurement and projects while with Pact-Yixing.

Item 6B.   Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiary during Fiscal 2006, Fiscal 2005 and Fiscal 2004 to the Chairman of the Board and Chief Executive Officer and a key employee of the Company.  No other executive officer or employee received in excess of US$100,000 as cash compensation during those fiscal periods.

Summary Compensation Table

Key Employees
Name and Principal Position	Year	Salary (US$)	Bonus (US$)
T.C. Leung, Chairman of the Board of	2006	159,000	—
Directors and Chief Executive Officer	2005	162,000	—
	2004	100,000	34,600

George Hayek	2006	110,000	—
	2005	108,000	—

Mr. Hayek is to continue his employment relationship with Pact and Yixing for a period of three years ending October 2008, with a salary of US$108,000 per year for 2005, with annual salary increments.  For 2006, his salary has been increased to US$110,000.

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

During the years ended December 31, 2006, 2005 and 2004, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$202.000, US$191,000 and US$166,000, respectively.

Management Option Plan. The Company had authorized the issuance of Options to purchase up to an aggregate of 4,586,400 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and expired on March 14, 2007.

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

From January 1, 2006 through March 14, 2007, when the Management Options expired, the following executive officers and directors of the Company had exercised the Management Options at prices/price ranges as indicated below.

Name of Executive Officers and Directors	Number of Shares Exercised	Price Range
T.C. Leung	3,423,600	US$1.221 - 1.6789
Alex Sham	163,800	US$1.221 - 1.6789
Jerry Wong	173,204	US$1.221 - 1.6789
C.P. Kwan	24,570	US$1.221

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

	Shares Subject
Names of Executive	To the (Remaining)		Per Share
Officers and Directors	Officers Plans Options		Exercise Price
			(US$)
T.C. Leung	403,000	(1)	0.5857

Alex Sham	94,500	(2)	0.8191

Nancy Wong	42,000	(1)	0.5857
	21,840	(2)	0.5787
	23,100	(2)	0.8191

C.P. Kwan	42,000	(1)	0.5857
	16,380	(2)	0.5787
	22,680	(2)	0.8191

Xu Hong Wang	32,000	(1)	0.5857
	10,920	(3)	0.5787
	31,500	(3)	0.8191

All executive officers and Directors as a group	739,920		0.5787 — 0.8191	(4)

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

As of December 31, 2006, 736,680 options had been exercised, including 300,300 options and 205,800 options exercised by Mr. Leung at prices of US$0.5857 and US$0.8191 per share, respectively.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2006.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2006		2005		2004
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of Options	Weighted average exercise price US$
Outstanding, beginning of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24
Granted	55,000	2.91	—	—	46,000	1.68
Cancelled	(46,620)	(1.13)	(104,706)	(1.16)	(184,590)	(0.93)
Exercised	(2,048,890)	(1.33)	(640,530)	(0.78)	—	—
Outstanding, end of year	3,938,296	1.32	5,978,806	1.31	6,724,042	1.26

Exercisable, end of year	3,923,296	1.32	5,978,806	1.31	6,724,042	1.26

As of December 31, 2006, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 1.9 years.

On January 1, 2006, the Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation using the modified prospective application transition method, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees.  Statement 123(R) requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123(R), the Group accounted for stock-based compensation awards using the intrinsic value method of Opinion 25.  Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair value of stock options at date of grant of $1.44 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions.  There were no options granted during the year ended December 31, 2005.

2004
Risk-free interest rate	2.88%
Expected dividend yield	0%
Expected option life	2.3 years
Expected stock price volatility	208%

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

Had compensation expense for the Company’s stock-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per common share would have been as follows:

	As of December 31,
	2005	2004
	US$	US$
	(amounts expressed in thousands, except share and per share date)
Net income as reported	733	594
Less: Stock compensation expense determined under the fair value method, net of tax	(39)	(27)

Pro forma net income	694	567

Income per share:

Basic, as reported	US$0.11	US$0.09

Diluted, as reported	US$0.07	US$0.06

Basic, pro forma	US$0.11	US$0.09

Diluted, pro forma	US$0.07	US$0.06

Item 6C.                Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s nine directors, all were elected at the Company’s last annual meeting of shareholders in August 2006.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2006, the Audit Committee met six times, being attended by all members.

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

Item 6D.                Employees

The Company (exclusive of Yixing-Pact) has approximately 158 full-time employees. At December 31, 2006, 2005 and 2004, staffing levels were approximately as follows:

	2006	2005	2004
Marketing and sales	71	76	72
Administrative	55	59	53
Technical	32	45	37
Total full time employees	158	180	162

Pact and Yixing have approximately 30 full-time employees.  At December 31, 2006 and 2005, respectively, staffing levels were approximately as follows:

	2006	2005
Engineers	24	21
Administrative Persons	11	9

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

ITEM 7.                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.                Major Shareholders

The following table sets forth, as of June 1, 2007, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned (4)
T.C. Leung (1)(2)	6,118,575	51.8%
Pearl Venture Ltd.(1)(2)	1,476,175	12.9%
Alex Sham(1)(3)	342,300	3.0%
Jerry Wong(1)(3)	191,766	1.7%
Nancy Wong(1)(3)	86,940	0.8%
C.P. Kwan(1)(3)	164,606	1.4%
Y.K. Liang(1)	*	*
Xu Hong Wang(1)(3)	84,420	0.7%
Ka Chong Cheang(1)	*	*
Li Da Weng(1)	*	*
All Executive Officers And Directors of the Company as a group (9 persons)(2) (3)	6,988,606	57.6%

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

(3)                                  Gives effect to the exercise of the 2000 Officers and Directors Plan, 2000 Employees Plan and 2002 Officers and Directors Plan Options owned of record by such persons and which have vested or will vest within six (6) months of the date of this Report. See Item 6B. “Compensation.”

(4)                                  Calculated on the basis of 11,399,757 Ordinary Shares issued and outstanding on June 1, 2007.

Item 7B.                Related Party Transactions

The related companies with which the Company has engaged in material transactions are Eurotherm and Armtison Limited (“Armtison”) and Patwin Inc. (“Patwin”).

During Fiscal 2004, the Company made sales to Eurotherm of approximately US$27,000.

During Fiscal 2005 and 2004, the Company made purchases from Eurotherm of approximately US$242,000 and US$7,503,000, respectively.

Additionally, during Fiscal 2005 and 2004, the Company paid approximately US$11,000 and US$25,000, respectively to Armtison for office space rentals, and for Fiscal 2005 and 2004, paid Eurotherm approximately US$4,000 and US$29,000, respectively, in management fees to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$2,000 and US$30,000 from Eurotherm for office space rentals during Fiscal 2005 and 2004, respectively.

The payments to Armtison and Eurotherm were based on actual office space usage and the time cost of personnel used, respectively.

During Fiscal 2005 and 2004, the Company received management fees of US$2,000 and US$9,000 from Armiston for accounting and administrative services.

The Company also paid approximately US$18,000 and US$30,000 in management fees to Patwin to represent the Company in the United States for each of Fiscal 2005 and 2004, respectively.

T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer was also a director of Eurotherm until he retired from that position in February 2005.

Patwin is beneficially owned by the brother of T.C. Leung.

Item 7C.                Interest of Experts and Counsel

Not applicable.

ITEM 8.                    FINANCIAL INFORMATION

Item 8A.                Consolidated Statements and Other Financial Information

Item 8A.1          See Item 18.

Item 8A.2          See Item 18.

Item 8A.3          See Report of Independent Registered Public Accounting Firms, pages F-2 and F-3.

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

The following prices are not adjusted to reflect stock dividends of 40% and 50% issued in September 2003 and August 2004, respectively.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2002	0.5786	1.3707
2003	0.650	3.7143
2004	0.933	7.327
2005	2.700	6.590
2006	1.680	5.740

Quarters Ended	Low	High
	US$	US$
June 30, 2005	2.700	4.900
September 30, 2005	3.300	6.590
December 31, 2005	3.050	4.850
March 31, 2006	3.250	3.800
June 30, 2006	2.850	3.880
September 30, 2006	1.680	2.980
December 31, 2006	1.940	5.740
March 31, 2007	2.450	4.520

The Following Months	Low	High
	US$	US$
January 2007	3.140	4.520
February 2007	2.710	3.450
March 2007	2.450	3.170
April 2007	2.650	3.700
May 2007	2.600	3.190

The Ordinary Shares were held by approximately 46 holders of record as of June 12, 2007 Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately 1,700 beneficial shareholders of its Ordinary Shares.

Item 9B.                Plan of Distribution

Not Applicable.

Item 9C.                Markets

See Item 9A.  “Listing Details.”

Item 9D.                Selling Shareholders

Not Applicable.

Item 9E.                Dilution

Not Applicable.

Item 9F.                Expenses Of The Issue

Not Applicable.

ITEM 10.             ADDITIONAL INFORMATION

Item 10A.         Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2006, there were 9,034,541 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. An additional approximately 341,000 Ordinary Shares were repurchased by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2006, SET remained exempt from the PRC enterprise income tax.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2006, certain VIEs had aggregated assessable losses carried forward of US$143,318 as agreed by the local tax authority.

The Company’s effective tax rates for Fiscal 2006, Fiscal 2005 and Fiscal 2004 were 18.7%, 24.2% and 29.3%, respectively. Weighted average statutory tax rates of 14.3%, 23% and 20.8% were in effect for Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively. Principal adjustments to this statutory tax rate were valuation allowances of 5.5%, 0.3% and 7.0% during Fiscal 2006, Fiscal 2005 and Fiscal 2004, respectively.

In 2003, Hong Kong changed the profits tax rate from 16% to 17.5% for the fiscal year ended 2003/2004. PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2005. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$305,975 and US$208,525, respectively, during Fiscal 2006 and 2005.

Item 10F.         Dividends And Paying Agents

Not applicable.

Item 10G.         Statement By Experts

Not applicable.

Item 10H.        Documents on Display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Washington, DC 20549-2001 or on the Commission’s website: www.sec.gov.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2006.  The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

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

Item 16C.         Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers who were our principal external auditors for 2004, BDO McCabe Lo Limited for 2005 and 2006.

	For the Year Ended December, 31
	2004	2005	2006
	US$	US$	US$
Audit fees(1)	109,000	103,500	127,000

Audit-related fees(2)	NIL	Nil	Nil

Tax fees(3)	6,000	6,000	3,300

All other fees	NIL	NIL	Nil

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

(2)             “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2004, 2005 and 2006, respectively.

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

Consolidated balance sheets

Consolidated income statements

Consolidated cash flow statements

Consolidated statement of changes in shareholders’ equity

Notes to the consolidated financial statements

ITEM 19.             EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association(1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000(3)

4.2	Management Stock Option Plan(1)

4.3	Agreement with Shanghai Institute of Optics Instruments(2)

4.4	Agreement with Hach Company, Inc.(2)

4.5	2000 Officers and Directors Stock Option and Incentive Plan(3)

4.6	2000 Employees’ Stock Option and Incentive Plan(3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant(4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited(4)

4.10	2002 Officers and Directors Stock Option Plan(6)

4.11	Registrant’s Audit Committee Charter(7)

8.1	List of Subsidiaries(8)

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary(5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary(5)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8)

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

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

Dated: June 28, 2007

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005 AND

CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  The audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2006 and 2005 and the results of its consolidated operations and cash flows for the years ended December 31, 2006 and 2005, in conformity with generally accepted accounting principles in the United States of America.

/s/ BDO McCabe Lo Limited

Hong Kong, June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF
EURO TECH HOLDINGS COMPANY LIMITED

In our opinion, the accompanying consolidated statements of income, shareholders’ equity and cash flows for the year ended 31 December 2004 present fairly, in all material respects, the results of operations and cash flows of Euro Tech Holdings Company Limited and its subsidiaries for the year ended 31 December 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Companying Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong, 14 July 2005

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31

	Note	2006	2005
		US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents		9,160	5,362
Restricted cash		415	304
Accounts receivable, net	6	4,914	5,467
Prepayments and other current assets		723	643
Inventories, net	7	2,028	2,732
Taxation recoverable		12	42
Total current assets		17,252	14,550

Property, plant and equipment, net	8 & 21(iii)	1,628	1,735

Investments in affiliates	9	—	—

Goodwill	12	1,060	1,060

Deferred tax assets	4	35	32

Total assets		19,975	17,377

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		4,192	4,627
Amounts due to related companies	18	—	—
Other payables and accrued expenses	10	2,348	2,570
Taxation payable		445	422
Total current liabilities		6,985	7,619

Deferred tax liabilities		—	4

Commitments and contingencies	19	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each,20,000,000 (2004: 20,000,000) shares authorized; 9,375,192 (2005: 7,363,002) shares issued and outstanding	11	94	74
Additional paid-in capital		5,387	2,800
Treasury stock, 340,651 (2005: 340,651) shares at cost	13	(237)	(237)
PRC statutory reserve	14	88	72
Accumulated other comprehensive income/(losses)		69	(10)
Retained earnings		6,522	6,193
Total shareholders’ equity		11,923	8,892
Minority interest		1,067	862
Total equity		12,990	9,754

Total liabilities and shareholders’ equity		19,975	17,377

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Note	2006	2005	2004
		US$’000	US$’000	US$’000

Revenue	21(i) & (ii)	27,161	31,250	32,282

Cost of revenue		(20,606)	(24,681)	(27,033)

Gross profit		6,555	6,569	5,249

Selling and administrative expenses		(5,961)	(5,418)	(4,801)

Operating income		594	1,151	448
Interest income		95	35	17
Other income, net	3	146	172	104

Income before income taxes		835	1,358	569

Income taxes	4	(156)	(328)	(167)

Equity in profit of affiliates, net of taxes		—	21	192

Net income		679	1,051	594
Minority interest		(318)	(318)	—

Profit attributable to the shareholders of the company		361	733	594

Net income per ordinary share
- Basic		US$0.04	US$0.11	US$0.09

- Diluted		US$0.03	US$0.07	US$0.06

Weighted average number of ordinary shares outstanding
- Basic	5	8,047,911	6,598,201	6,434,667

- Diluted	5	10,787,420	10,689,482	10,034,687

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	679	1,051	594
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	216	181	184
Loss on disposal of property, plant and equipment	1	1	—
Equity in profit of affiliates, net of taxes	—	(21)	(192)
Deferred tax assets	—	11	3
Deferred tax liabilities	(4)	4	—
Translation reserve	78	16	—
(Increase) decrease in current assets:
Accounts receivable, net	553	(1,237)	1,212
Prepayments and other current assets	(80)	327	248
Inventories, net	704	2,387	(1,318)
Taxation recoverable	30	(35)	8
Increase (decrease) in current liabilities:
Accounts payable	(435)	(148)	1,170
Amounts due to related companies	—	(1,267)	(64)
Other payables and accrued expenses	(222)	(1,665)	618
Taxation payable	23	137	73

Net cash (used in)/provided by operating activities	1,543	(258)	2,536

Cash flows from investing activities:
Purchase of property, plant and equipment	(106)	(110)	(101)
Cash flow on business combination, net of cash acquired	—	486	—
Restricted cash for issuance of bank guarantees	(111)	(304)	—
Dividend income	—	—	55
Dividend paid to minority interest	(135)	—	—

Net cash provided by/(used in) investing activities	(352)	72	(46)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	2,607	306	—
Net cash provided by financing activities	2,607	306	—

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Net increase in cash and cash equivalents	3,798	120	2,490
Cash and cash equivalents, beginning of year	5,362	5,242	2,752
Cash and cash equivalents, end of year	9,160	5,362	5,242
Supplementary information	US$	US$	US$
Interest received	95	35	17
Interest paid	—	—	—
Income taxes paid	125	121	121
Shares surrendered for exercise of stock options	168	195	—

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Number of Ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income (loss)	PRC statutory reserve	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2004	6,775,318	45	2,523	(237)	(26)	—	4,938	7,243
Net income	—	—	—	—	—	—	594	594
Stock split effect in the form of a dividend	—	23	(23)	—	—	—	—	—
Transfer of reserve	—	—	—	—	—	69	(69)	—

Balance as of December 31, 2004	6,775,318	68	2,500	(237)	(26)	69	5,463	7,837
Net income	—	—	—	—	—	—	733	733
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	16	—	—	16

Total comprehensive income								749
Shares surrendered for exercise of stock options	(52,846)	(1)	(194)	—	—	—	—	(195)
Exercise of stock options	640,530	7	494	—	—	—	—	501
Transfer of reserve	—	—	—	—	—	3	(3)	—

Balance as of December 31, 2005	7,363,002	74	2,800	(237)	(10)	72	6,193	8,892
Net income	—	—	—	—	—	—	361	361
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	79	—	—	79

Total comprehensive income								440

Shares surrendered for exercise of stock options	(36,700)	—	(168)	—	—	—	—	(168)
Exercise of stock options	2,048,890	20	2,706	—	—	—	—	2,726
Transfer of reserve	—	—	—	—	—	16	(32)	(16)
Stock-based compensation expense	—	—	49	—	—	—	—	49

Balance as of December 31, 2006	9,375,192	94	5,387	(237)	69	88	6,522	11,923

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

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in FIN46(R).  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$392,162 and US$297,377, as of December 31, 2006 and US$464,415 and US$151,217, as of December 31, 2005, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2006 were US$152,723 (2005: US$174,902 and 2004: US$41,947), including taxes of US$6,814 (2005: US$658 and 2004: US$23,538).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these entities do not have recourse to the general credit of the Group.

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

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”..  This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

(d)                                  Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$55,000, US$48,000 and US$56,000 for the years December 31, 2006, 2005 and 2004 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(e)                                  Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$76,000, US$240,000 and US$247,000 for the years December 31, 2006, 2005 and 2004 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

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

(k)                                Impairment

The Group has adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  There were no impairment losses recorded during each of the three years ended December 31, 2006.

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

Fair values of derivative instruments are classified as operating assets or liabilities.  Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses.  Please see note 17 for additional information regarding the Company’s use of derivative instruments.

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

(s)           Stock-based Compensation

On January 1, 2006, the Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R)), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation using the modified prospective application transition method, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Statement 123(R) requires the Company to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123(R), in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Group has selected the disclosure only of provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for stock options and shares issued to employees.  Under APB 25, compensation expense, if any, is recognized as the excess of the estimated fair value of the ordinary shares over the exercise price on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. The Company accounts for share-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Options and the 2002 D&O Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

Had compensation expense for the Company’s share-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per ordinary share for the year ended December 31, 2005 and 2004 would have been as follows:

	2005	2004
	US$’000	US$’000

Net income as reported	733	594
Less: Stock compensation expense determined under the fair value method, net of tax(1)	(39)	(27)
Pro forma net income	694	567

Income per share:

Basic, as reported	US$0.11	US$0.09

Diluted, as reported	US$0.07	US$0.06

Basic, pro forma	US$0.11	US$0.09

Diluted, pro forma	US$0.07	US$0.06

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

(w)           Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109( FIN48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxed. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized n the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that this Interpretation will have a material impact on our financial position, results of operations or cash flows.

In June 2006, the EITF reached consensus on and ratified EITF Issue 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF 06-03). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross( (included in revenues and costs ) or a net ( excluded from revenues ) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15,

2006. We believe the adoption of EITF 06-03 will not have a material impact on our method for recording and reporting these types of taxes in our consolidated financial statements, as the Company’s policy is to exclude all such taxes form revenue.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning after November 15, 2007. We are currently evaluating the impact of the provisions of FAS 157.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations. The Company does not believe that any other of the recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

3              Other income, net

	2006	2005	2004
	US$’000	US$’000	US$’000
Loss on disposal of property, plant and equipment	(1)	(1)	—
Exchange gain, net	130	158	73
Rental income	17	15	31
	146	172	104

4              Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 17.5% in the year of 2006, 2005 and 2004 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter.  As of December 31, 2006, SET is still exempt from the PRC enterprise income tax as it had an assessable loss brought forward of US$305,975as agreed by the local tax authority to offset its profit for the coming year (2005: US$208,525).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2006, certain VIEs had aggregated assessable losses carried forward of US$143,318 as agreed by the PRC local tax authority (2005: US$128,591).

Income before income taxes:

	2006	2005	2004
	US$’000	US$’000	US$’000

Domestic	—	—	—
Foreign	835	1,358	569
	835	1,358	569

The provision for income taxes consists of:

	2006	2005	2004
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic	—	—	—
Foreign	163	313	164

Total current provision	163	313	164

Deferred tax expense / (benefit):
Domestic	—	—	—
Foreign	(7)	15	3

Total deferred provision	(7)	15	3

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income is as follows:

	2006	2005	2004

Weighted average statutory tax rate	14.3%	23.0%	20.8%
Change in valuation allowances	5.5%	0.3%	7.0%
Under/(Over)-provision for income tax in prior years	(0.5%)	(0.2%)	0.4%
Others	(0.6%)	1.1%	1.1%
Effective tax rate	18.7%	24.2%	29.3%

The components of deferred tax assets are as follows:

	2006	2005
	US$’000	US$’000

Deferred tax assets arising from tax losses	27	74
Deferred tax assets arising from temporary difference	8	—
Less: Valuation allowances	—	(42)
Net deferred tax assets	35	32

5              Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2006	2005	2004
	US$’000	US$’000	US$’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic net income per share	8,047,911	6,598,201	6,434,667
Effect of dilutive potential ordinary shares: Stock options	2,739,509	4,091,281	3,600,020
Weighted average number of ordinary shares for the purposes of diluted net income per share	10,787,420	10,689,482	10,034,687

6              Accounts receivable

	2006	2005
	US$’000	US$’000

Trade receivables	5,000	5,589
Less: Allowance for doubtful debts	(86)	(122)

	4,914	5,467

	2006	2005
	US$’000	US$’000
Allowance for doubtful debts
Balance at beginning	122	58
Charged to costs and expenses	(26)	97
Write off	(10)	(33)

Balance at end	86	122

As of December 31, 2006, accounts receivables in the form of bills receivable through banks amounted to US$187,000 (2005: US$ 242,000).

7              Inventories, net

	2006	2005
	US$’000	US$’000

Raw materials	59	93
Work in progress	21	387
Finished goods	1,948	2,252
	2,028	2,732

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2006, 2005 and 2004, provision for obsolete and slow moving inventories amounted to US$15,581, US$44,370 and US$86,341, respectively.

8              Property, plant and equipment

		2006	2005
		US$’000	US$’000

Office premises		2,257	2,271
Leasehold improvements		131	96
Furniture, fixtures and office equipment		656	591
Motor vehicles		127	127
Testing equipment		71	68
		3,242	3,153

Less: Accumulated depreciation		(1,614)	(1,418)

		1,628	1,735

	2006	2005	2004
	US$’000	US$’000	US$’000
Depreciation charge	216	181	184

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

The excess of purchase price over the underlying fair value of equity in net assets of the investees was considered goodwill and amounted to US$215,000.  The Group did not recognize any separately identifiable intangible assets under the criteria prescribed in SFAS No. 141 “Business Combinations” pursuant to the acquisition.  Under this equity method, goodwill is not amortized, and the investment is tested annually for impairment.  As of December 31, 2004, management does not believe the investments were impaired.

A summary of the combined financial information of the affiliates is set forth below:

2004
Balance Sheet:	US$’000

Current assets	2,795
Non-current assets	39
Total assets	2,834
Current and total liabilities	(1,804)
Total shareholders’ equity	1,030

2004
Operating results:	US$’000

Net sales	3,674
Operating profits	893
Net profits	641

The above table represents the combined financial information of entities in which the Group has an investment accounted for using the equity method of accounting during the year ended December 31, 2004.  These amounts are not the amounts reflected on the Group’s accompanying consolidated financial statements for the year ended December 31, 2004.

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

11           Ordinary share

In August 2004, the Company paid a dividend in the form of 2,258,443 ordinary shares  of US$0.01 each, payable at the ratio of five shares of stock per ten shares of stock of the Company.

The effect of the above has been reflected retroactively in the accounts and the net income per ordinary share computations.

During the year ended December 31, 2005, the Company issued 640,530 ordinary shares for stock options exercised and cancelled 52,846 shares surrendered for exercise of stock options.

During the year ended December 31, 2006, the Company issued 2,048,890 ordinary shares for stock options exercised and cancelled 36,700 shares surrendered for exercise of stock options.

12                          Goodwill

The Company accounted for the acquisition in accordance with SFAS No. 141 “Business Combinations”, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of October 18, 2005 as described in Note 9.

As of December 31, 2006, the Company completed the annual impairment test. (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2006). Based on the result of the first step of the test, the Company believes that there was no further impairment of goodwill as of December 31, 2006.

13           Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 341,250 shares, but not to exceed US$281,250 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 36,445 shares and 304,206 shares of ordinary share during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively.  There was no reissuance of treasury stock during each of the three years ended December 31, 2006.

14           PRC statutory reserve

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

15           Stock options

(i)                                     Management Options Plan

A total of 4,586,400 shares of ordinary share have been reserved for issuance under the Company’s management option plan (the “Management Options”).  The Management Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  In 1997, the Company granted its officers, directors and employees options under the Management Options, which allow them to purchase up to 4,353,804 shares of ordinary share.  The exercise price of the options granted was US$1.221 per share for 1,310,400 of such options and US$1.6789 per share for the remaining 3,043,404.  During the year ended December 31, 2000, 36,036 options with the exercise price of US$1.6789 were cancelled.  During the same year, the Company further granted 242,697 options under the Management Options with the exercise price of US$1.6789 per share to its officers, directors and employees, which allowed them to purchase up to 242,697 shares of ordinary share. The options vested for a period of one year and will expire in March 2007.  During the year ended December 31, 2002, 27,573 options with the exercise price of US$1.6789 were cancelled.  During the year ended December 31, 2003, no options were exercised, cancelled or granted.

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

During the year ended December 31, 2005, 52,416 options with the exercise price of US$1.6789 were cancelled. During the same year, 180,000 options under the Management Options with the exercise price of US$1.221 per share were exercised.

During the year ended December 31, 2006, the Company granted 10,000 shares with the exercise price of US$1.6789 per share to its offices, director and employees, which allowed them to purchase up to 10,000 shares of ordinary share.  The options have a vesting period of one year and will expire in March 2007.  The Company further cancelled 21,840 options with an exercise price of US$1.6789. During the same year, 1,015,740 options and 757,000 options under the Management Options with the exercise price of US$1.221 per share and US$1.6789 per share, respectively, were exercised.

(ii)                                  2000 Stock Option Plan

A total of 1,195,740 shares of ordinary share have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”).  The 2000 Stock Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct. During the year ended December 31, 2000, the Company granted such options to its officers, directors and employees under the 2000 Stock Options, which allow them to purchase up to 742,560 shares of ordinary share.  The exercise price of all options granted is US$0.5787 per share. During the year ended December 31, 2002, 43,680 options with exercise price of US$0.5787 were cancelled. The Company further granted 477,750 options and 19,110 options under the 2000 Stock Options with an exercise price of US$0.8191 and US$0.6809 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 496,860 shares of ordinary share.  The options vested within a six-month to one-year period and will expire in August 2010.

During the year ended December 31, 2004, 35,490 options with an exercise price of US$0.5787 per share and 23,940 options with exercise price of US$0.8191 year share were cancelled.  Further, there were no options exercised or granted in 2004.

During the year ended December 31, 2005, 35,490 options with the exercise price of US$0.5787 were cancelled. During the same year, 338,520 options, 52,500 options and 6,510 options with exercise price of US$0.5787, US$0.8191 and US$0.6809 per share, respectively, were exercised.

During the year ended December 31, 2006, 16,380 options with exercise price of US$0.5787 were cancelled. The Company further granted 40,000 options and 5,000 options under the 2000 Stock Options with an exercise price of US$3.33 and US$2.02 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 45,000 shares of ordinary share. The options vested within a six-month period and will expire in August 2010. During the same year, 40,950 options and 214,200 options with exercise price of US$0.5787 and US$0.8191 per share, respectively, were exercised.

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

During the year ended December 31, 2006, 8,400 options with the exercise price of US$ 0.7618 were cancelled. During the same year, 21,000 options with exercise price of US$ 0.7618 per share were exercised.

Changes in outstanding options under various plans mentioned above were as follows:

	2006		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$
Outstanding, beginning of year	5,978,806	1.31	6,724,042	1.26	6,862,632	1.24
Granted	55,000	2.91	—	—	46,000	1.68
Cancelled	(46,620)	(1.13)	(104,706)	(1.16)	(184,590)	(0.93)
Exercised	(2,048,890)	(1.33)	(640,530)	(0.78)
Outstanding, end of year	3,938,296	1.32	5,978,806	1.31	6,724,042	1.26
Exercisable, end of year	3,923,296	1.32	5,978,806	1.31	6,724,042	1.26

As of December 31, 2006, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 1.95 years.

On January 1, 2006, the Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R)), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Statement 123(R) requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123(R), the Group accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  The weighted average fair value of stock options at date of grant of $1.44 per option for the year ended December 31, 2004, were estimated using the Black-Scholes option pricing model with the following assumptions.  There were no options granted during the year ended December 31, 2005.

	2005	2004

Risk-free interest rate	—	2.88%
Expected dividend yield	—	0%
Expected option life	—	2.3 years
Expected stock price volatility	—	208%

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

16           Pension plan

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

During the years ended December 31, 2006, 2005 and 2004, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$202,000, US$191,000 and US$166,000 respectively.

17           Risk factor and Derivative Instruments

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

As of December 31, 2006, the Company has no foreign forward contract commitments (2005: Nil and 2004: US$468,000).  The fair value of this derivative instrument was expensed in the consolidated statement of income as it is not qualified as hedge accounting treatment.

18           Related party transactions

A related party is an entity that can control or significantly influence the management or operating policies of another entity to the extent one of the entities may be prevented from pursuing its own interests.  A related party may also be any party the entity deals with that can exercise that control

 (i)           The transactions with related parties are summarized as follows:

	2006	2005	2004
	US$’000	US$’000	US$’000
Sale of goods to
Eurotherm Limited	—	—	27
Armtison Limited	—	—	1

Purchase of goods from
- Eurotherm Limited	—	242	7,503
- Action Instruments (China) Limited	—	—	5
- Euro Electron (Far East) Limited	—	—	4

Interest income on trade receivables earned from Armtison Limited	—	—	2

Rental income of office premises earned from Eurotherm Limited	—	2	30

Rental expenses for office premises charged by Armtison Limited	—	11	25

	2006	2005	2004
	US$’000	US$’000	US$’000

Management fees charged by
Eurotherm Limited	—	4	29
Patwin Inc.	—	18	30

Management fees received from Armtison Limited	—	2	9

Armtison Limited is beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors. Patwin Inc. is beneficially owned by the brother of Mr. T.C. Leung.  Mr. T. C. Leung is also a director of Eurotherm Limited as at December 31, 2004 and retired in February 2005.

19           Commitments and contingencies

 (i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2006, 2005 and 2004 were approximately US$404,000, US$321,000, and US$257,000, respectively.  Future minimum rental payments as of December 31, 2006, under agreements classified as operating leases with non-cancellable terms amounted to US$276,000 of which US$200,000 are payable in the year 2007 and US$76,000 are payable each year from 2008 to 2010.

 (ii)          Banking facilities

As at December 31, 2006, 2005 and 2004, the Group has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$4,167,000, US$4,167,000 and US$4,167,000 respectively, of which approximately US$ 726,000, US$422,000 and US$2,394,000 was utilized.

20           Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

21           Segment information

(i) The Group reports under two segments: Trading and manufacturing, and Engineering.

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment amounts are not significant and are eliminated to arrive at consolidated totals.

	2006	2005	2004
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	22,243	26,348	32,155
Engineering	4,918	4,902	127
	27,161	31,250	32,282
Operating income
Trading and manufacturing	(237)	(180)	462
Engineering	811	1,331	(14)
	594	1,151	448

	2006	2005	2004
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	197	178	184
Engineering	19	3	—
	216	181	184
Capital Expenditures, Gross
Trading and manufacturing	63	108	101
Engineering	43	2	—
	106	110	101

	2006	2005
	US$’000	US$’000
Assets
Trading and manufacturing	14,888	11,623
Engineering	5,167	5,754
	20,055	17,377
Liabilities
Trading and manufacturing	4,898	5,731
Engineering	2,087	1,892
	6,985	7,623

 (ii)          Geographical analysis of revenue by customer location is as follows:

	2006	2005	2004
	US$’000	US$’000	US$’000
Revenue -
The PRC	22,457	25,005	25,245
Hong Kong	4,324	5,932	6,820
Others	380	313	217
	27,161	31,250	32,282

(iii)          Long-lived assets(1)

Geographical analysis of long-lived assets is as follows:

	2006	2005
	US$’000	US$’000
Hong Kong	905	969
The PRC	723	766

	1,628	1,735

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)          Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2006	2005	2004
Eurotherm Limited	0.4%	3%	29%
Hioki E.E. Corp.	36%	29%	15%
Hach Company Inc.	9%	9%	11%
Lachat Instruments Inc.	8%	6%	7%
US Filter/Chemical Feed and Disinfection Group	6%	8%	4%
ThermoQuest Corporation	2%	2%	5%
Calipers Life Sciences Inc.	4%	5%	2%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.