Form 20-F
period 2007-12-31
EURO TECH HOLDINGS CO LTD
filed 2008-06-30
CIK 1026662

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

11,684,250 Ordinary Shares

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

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

GLOSSARY

The following glossary of terms may be helpful in understanding the terminology used in this Annual Report.

Ambient Air:	Atmospheric air (outdoor as opposed to indoor air).

Anaerobic:	Treating waste water biologically in the absence of air.

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

Moving Bed Biofilm Reactor (MBBR)

A biological wastewater treatment process that uses synthetic plastic media floating or fixed in the aeration stage of the treatment process to increase the contact area between the wastewater and the biomass (bacteria). The result is a higher efficiency of treatment in a unit volume of wastewater, hence smaller footprint. An additional advantage is reduction of the amount of sludge produced.

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

The selected consolidated income statement data for years ended December 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007 and 2006 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2007	2006	2005	2004	2003
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	9,387	9,160	5,362	5,242	2,752
Working capital(1)	10,099	10,267	6,931	5,457	4,914
Total assets	25,482	19,975	17,377	15,699	13,308
Short-term debt(2)	0	0	0	0	0
Net assets	17,958	12,990	9,754	7,837	7,243
Capital Stock	120	94	74	68	45

(1)   Current assets minus current liabilities.

(2)   Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2007	2006	2005	2004	2003
	US$	US$	US$	US$	US$
Income Statement Data:

Revenue	27,230	27,161	31,250	32,282	27,442

Cost of revenue	(20,398)	(20,606)	(24,681)	(27,033)	(22,805)
Gross profit	6,832	6,555	6,569	5,249	4,637
Selling and Administrative Expenses	(6,585)	(5,961)	(5,418)	(4,801)	(4,108)

Operating income	247	594	1,151	448	529
Interest Income	256	95	35	17	13
Other income, net	161	146	172	104	6
Income before taxes	664	835	1,358	569	548

Income taxes	(144)	(156)	(328)	(167)	(108)
Minority Interest in profits of subsidiaries	(345)	(318)	(318)	—	—
Equity in profit of affiliates	247	—	21	192	91
Net income	422	361	733	594	531

Net income per Ordinary Share
Basic	0.04	0.04	0.11	0.09	0.08

Diluted	0.03	0.03	0.07	0.06	0.08

Weighted Average Number of Ordinary Shares Outstanding

Basic	11,105,556	8,047,911	6,598,201	6,434,667	6,434,667

Diluted	12,095,335	10,787,420	10,698,482	10,034,687	6,434,667

The Company maintains its books and records in United States dollars (“US$”). Its subsidiaries, retail shops and affiliates maintain their books and records either in Hong Kong dollars (“HK$”) or in Chinese Renminbi (“RMB”).

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, in 2007, the Renminbi appreciated and at the end of 2007, the exchange rate was approximately RMB 7.3141 = US$1.00.  The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB
Fiscal 2003	8.2867	8.2570	8.2700	8.2872
Fiscal 2004	8.2865	8.2354	8.2870	8.2782
Fiscal 2005	8.0734	8.0566	8.2666	8.2033
Fiscal 2006	7.8175	7.7845	8.0715	7.9819
Fiscal 2007	7.3141	7.2941	7.8062	7.6172

US$ to HK$
Fiscal 2003	7.7648	7.6886	7.8931	7.7885
Fiscal 2004	7.7760	7.7511	7.8063	7.7893
Fiscal 2005	7.7535	7.7431	7.8116	7.7779
Fiscal 2006	7.7794	7.7502	7.7946	7.7690
Fiscal 2007	7.8049	7.7488	7.9102	7.8026

The Following Months	Low	High	Average
US$ to RMB
July 2007	7.5445	7.6035	7.5877
August 2007	7.5330	7.5955	7.5849
September 2007	7.4915	7.5413	7.5335
October 2007	7.4515	7.5183	7.5135
November 2007	7.3673	7.4615	7.4334
December 2007	7.2941	7.4035	7.3832

US$ to HK$
July 2007	7.8109	7.8254	7.8201
August 2007	7.7952	7.8301	7.8175
September 2007	7.7556	7.8007	7.7855
October 2007	7.7488	7.7731	7.7560
November 2007	7.7494	7.7942	7.7762
December 2007	7.7843	7.8076	7.7983

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

PRC Sovereignty Over Hong Kong Still Developing.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR”; Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The PRC’s political system and policies are not practiced in Hong Kong. Under this principle of “one country, two systems”, Hong Kong maintains a legal system that is based on common law and is different from that of the PRC.

The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See “ – Economic Stability Uncertain.”

There can be no assurance that these past or any prospective future changes in political, economic or commercial conditions in Hong Kong and the PRC will not result in a material adverse effect upon the Company.

Economic Stability Uncertain; Earthquake.

Most economies in the Far East had suffered from an economic instability. Although the region, including the PRC, appears to have recovered, there can be no assurance that the recovery will continue, most especially in light of the recent catastrophic earthquakes that caused many deaths and widespread destruction.  Continued growth in the PRC is dependent upon an adequate supply of energy and the recovery from recent earthquakes.  There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.  The impact, if any, upon the Company of the recent catastrophes in the PRC cannot be predicted at this time.

The PRC’s Economic, Political And Social Conditions.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among the various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by changes in applicable tax regulations.

The PRC economy appears to be moving from a planned economy to a more market-oriented economy.  Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  These actions, as well as future actions and policies of the PRC government, could materially affect our business and operations.

The success of the Company’s activities in the PRC depends on the Company’s continued ability to overcome circumstances specifically effecting the industrial sector, including the relatively poor infrastructure, road transportation and communications network and an uncertain legal and regulatory environment.

Economic Reforms May Not Continue Or Impact Positively On The Company; Changing Business Environment.

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

The Company’s results at times may also be adversely effected by: (1) changes in political, economic and social conditions in the PRC; (2) changes in government policies such as changes in laws and regulations (or their interpretation); (3) the introduction of additional measures to control inflation; (4) changes in the rate or method of taxation; (5) imposition of additional restrictions on currency conversion remittances abroad; (6) reduction in tariff protection and other import restrictions; and (7) a return to the more centrally-planned economy that existed previously.

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

Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically.  In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, but escalated in 2007. If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

PRC Legal System Business Laws Developing.

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

Government Currency Controls.

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

Although the RMB to U.S. dollar exchange rate has generally been stable from 1994 through 2004, in 2007, the RMB appreciated against the U.S. Dollar.  The PRC government has stated its intention to intervene in the future to support the value of the RMB, there can be no assurance that exchange rates will not become volatile. Exchange rate fluctuations may adversely effect the Company because of foreign currency denominated liabilities, and may materially adversely effect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

Foreign Currency Risk.

The Company operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Renminbi and Euro.  Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations.  The Company uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures.  There can be no assurances that the Company’s hedging strategies will be adequate to avoid this foreign exchange risk.

Turbulent Relations With The United States Of America (“United States”).

Differences between the United States and PRC governments on some political issues, as the recent political conflicts over Myanmar, continue occasionally to color the relationship. These occasional controversies could materially and adversely effect our business and operations. Political or trade friction between the two countries could also materially and adversely effect the market price of our Ordinary Shares, whether or not they adversely effect our business.

Certain Risks Relating To The Company’s Business

We Have Made And May Make Further Acquisitions Without Your Approval.

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

In October of 2005, we completed our acquisition of 51% of the capital stock of two entities, making the two entities our majority owned subsidiaries, and we have taken and are seeking to take equity positions in related businesses.  We will not seek stockholder approval for any additional acquisitions unless required by applicable law and regulations. Our stockholders will not have an opportunity to review financial and other information on acquisition candidates prior to consummation of any acquisitions under almost all circumstances.

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

Dependence Upon Management.

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

Adverse Impact Upon The Company Of PRC’s Credit Restrictions.

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

Risks Relating To The Company Itself; Control By T.C. Leung; Potential Conflict Of Interests.

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

Certain Legal Consequences Of Incorporation In The British Virgin Islands; Rights Of Shareholders Not As Extensive As In U.S. Corporations.

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

Anti-Takeover Provisions.

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

Uncertainty Of Enforcing United States Judgments.

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

Being A Foreign Private Issuer Exempts Us From Certain Securities And Exchange Commission (“Commission”) And National Association Of Securities Dealers Automated Quotation System (“NASDAQ”) Requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including: (1) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (3) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; (4) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); (5)Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For The NASDAQ SmallCap Market.

Our securities are quoted and traded on the NASDAQ SmallCap Market. There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on the NASDAQ SmallCap Market. That criteria undergoes periodic review.

If we are unable to meet the continued quotation criteria of the NASDAQ SmallCap Market and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria” Applicable to NASDAQ Listed Issuers.

We Are Also Required To Meet Certain, But Not All, Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

Although, in the past, we have been able to satisfy corporate governance criteria applicable to NASDAQ’s SmallCap Market, those criteria are difficult to comply with and include, among other things: (a) a heightened degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only; (b) establishment of a code of conduct addressing compliance with laws; and (c) a limit on payments to independent directors and their family members (other than for services on the board of directors).

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ.  (See “-Being a ‘Controlled Company’ Exempts Us From Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”)

Being A “Controlled Company” Exempts Us From Certain Other Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

As a result of T.C. Leung, the Company’s Chairman of the         Board and Chief Executive Officer beneficially owning in excess of the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in rules and regulations applicable to NASDAQ listed issuers. As a “controlled company”, we are not required to comply with certain NASDAQ corporate governance criteria including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

We Are Not Subject To Various Corporate Governance Measures, Which May Result In Shareholders Having Limited Protections.

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002 (“SOX”), has resulted in the adoption of various corporate governance measures by securities exchanges and NASDAQ designed to promote the integrity of the corporate management and the securities markets.  Being a “controlled company,” we are exempt from many, but not all, of those requirements.  Furthermore, the absence of such practices with respect to our Company may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters.

We May Be Exposed To Potential Risks Relating To Our Internal Controls Over Financial Reporting And Having Those Controls Attested To By Our Independent Auditors.

Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2007 as a result of temporary rules adopted by the SEC.  We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with that report required when the temporary rules cease being effective.

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

The Market Price Of Our Securities Has Been Fluctuating Widely.

During the past five years, the market price of our Ordinary Shares has fluctuated widely on occasion. Additionally, the Company knows of no reason for these wide fluctuations. See Item 9.C- “Markets.”

There Are Risks In Purchasing Low-Priced Securities.

If our securities were to be suspended or delisted from the NASDAQ SmallCap Market, they could be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors” (for example, individuals with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 or US$300,000 together with their spouses). For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities.

In the event our securities are no longer listed on the NASDAQ SmallCap Market or are not otherwise exempt from the provisions of the SEC’s “penny stock” rules, such rules may also affect the ability of broker-dealers and investors to sell our securities.

There Is No Assurance Of A Continued Public Market For Our Securities.

There can be no assurance that a trading market for our Ordinary Shares will continue.

ITEM 4.           INFORMATION ON THE COMPANY

Item 4A.          History and Development of the Company

The Company was organized under the laws of the British Virgin Islands on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited, a Hong Kong corporation involved in the distribution of advanced water treatment equipment (“Far East”). In March 1997, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and was the primary operational entity of the Company.

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

During Fiscal 2007, we purchased twenty (20%) percent of the equity in a company engaged in the air pollution control business.  In January 2008, we purchased twenty (20%) percent of the equity in another related industry business.         China’s rapid economic growth had led it to become one of the world’s largest emitters of sulfur dioxide.  The damage due to acid rain caused by sulfur dioxide is vast, and is also affecting the neighboring countries as air currents transport sulfur dioxide.  To tackle these environmental and geo-political issues, China has established targets to reduce key pollutants, namely, sulfur dioxide, nitrogen oxides and suspended particulates.  Heavy polluters are being warned to reduce their emissions or face penalties.  We believe that as a result, the demand of desulphurization and dust removal equipment will increase accordingly.

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

In November of 2006 we established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai – Environmental”) as a wholly-owned subsidiary under the laws of the People’s Republic of China, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Euro Tech (Far East) Ltd.  Shanghai – Environmental is focusing on our water and waste-water treatment engineering business and is planned to be the home of our planned expansion into the air pollution control business.

Item 4B.          Business Overview

The Company is engaged in three different major activities:

(1)           Equipment and Instrument Distribution.

The Company had been primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2007 (“Fiscal 2007”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department China’s National Environmental Protection Agency, Harbin Water, Harbin Environmental Monitoring Center, Guangzhou Water, Guiyang Environmental Monitoring Centre and to subdistributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Hioki, USF and Lachat, which are the Company’s largest suppliers, with purchases from them accounting for approximately 36%, 9% and 8%, respectively, of the Company’s sales during Fiscal 2006 and approximately 32%, 10%, and 5%, respectively of the Company’s sales during Fiscal 2007.

The Company distributes products through its Hong Kong headquarters, its retail shops and representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan, Fuzhou, Chengdu and Urumqi and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macau.

(2)                                  Manufacturing.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remains only a distributor of such products with sales of the Company first product offering, an Infrared Photometric Oil Analyzer, commencing in 2003. Similarly, the Company believes that by using its existing regional sales efforts in the PRC, it may be better able to compete with increased competition from our own suppliers and other distributors.

(3)           Environmental Services.

In January 2002, we acquired a 30% equity interest in Pact and Yixing.  Pact and Yixing were privately owned engineering firms situated in Shanghai specializing in the design, manufacture and operation of water and waste-water treatment plant in several industries situated in China, Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.  In October 2005, through our subsidiary Euro Tech (Far East) Limited (“Far East”) we purchased approximately 21% of the issued and outstanding shares of Pact and Yixing for approximately US$1,000,000 from Tamworth Industrial Limited (“Tamworth”).

In August 2007, Far East acquired a 20% equity interest in Zhejiang Tianlan Desulfurization and Dust-Removal Co. Ltd. (“BlueSky”), a company in flue gas desulphurization, flue gas de-nitration, dust removal and purification of industrial waste gases, for  approximately US$4,648,000.

Blue Sky, founded in 2000, is a growing concern that we believe provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

We expect that by securing an equity stake in BlueSky’s business, we have a strategic partner to work within China’s environmental protection business.  With BlueSky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China.

Expansion Plans.

Acid rain and sulfur dioxide emissions are serious problems in China. We are planning to expand our activities in the air pollution control business by forming joint ventures, investing or acquiring some interest in companies, such as Blue Sky, involved in (i) the dust removal and/or (ii) the flue gas desulphurization for power plant industries and other similar industries.

We continuously search for other companies engaged in manufacturing these products and equipment and in engineering companies which design and build pollution control systems.  We anticipate that the costs of any such acquisition would be drawn from our general working capital and, possibly, by private sales of our securities including the potential exercise by officers and directors of their options.  We have no commitments or indications of interest for the private sales of our securities.

In January 2008, we  acquired a 20% equity interest in  Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) for approximately US$2,500,000. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

In June 2006, PACT entered into a letter of intent with Pact Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and Ecomacchine S.p.A. (“ECO”), an Italian based company engaged in the manufacture of sludge and dewatering equipment.  In June 2007, the joint venture Pact Environmental Equipment Co. Limited, was registered in the PRC. PACT invested US$300,000 and has a 60% controlling interest of the JV, and ECO and PACTFCZ, (a company majority owned by George Hayek, the Company’s Managing Director),  each invested US$100,000 in consideration for 20% interests.

Revenue and income from distribution activities are declining gradually due to a greater number of our significant suppliers marketing and selling their products into the China market through other distributors as well as the Company.  Many of these other distributors are local Chinese companies and can operate with a lower overhead.

Our plans for the near term also include:  (a) continued use of our retail shops to sell “low-tech” products and our own products.  We believe that these shops are operating with a lower overhead than the rest of the Company; and (b) we believe that the continued “low-tech” product sales through our retail shops coupled with our “on-line” product sales will allow us to continue to offer products at lower prices than our competitors.

Having “low-tech” products offered through our retail shops and the availability of “on-line” product offering are anticipated to allow our sales force to focus on “high-tech” and other products requiring personal or telephone contact directly with customers and potential customers.

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003.  During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation.  In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been two and a half years in research, development and field testing of prototypes sold to our customers. A number of target customers showed their interest in this product during our trade shows and seminars. We had made some modifications to this product to improve the quality and obtained updated Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision in November 2007. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument in 2007, for use on surface water, underground water and domestic and industrial wastewater.

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

Environmental Services

To allow the Company to bid on larger water, waste-water and power generation projects, we acquired Pact and Yixing  (“Pact-Yixing”) and continue our search for other engineering companies and/or a system integrator (a company that provides hardware, software and solutions in the field of engineering) or enter into a joint venture with a third party to work in connection with our process control and engineering department.

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

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products.

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

During Fiscal 2007 and Fiscal 2006, our share of Pact-Yixing’s revenue represented 25% and 15%, respectively, of our revenue.

Equipment and Instrument Distribution

Environmental Protection Equipment.

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

Laboratory and portable instruments generally consist of analytical instruments including, but not limited to the following: spectrophotometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See “Glossary.”

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

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States soft drink producer, which are located in the PRC; water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and to well known United States and European beer producers bottling plants located in Wuhan, PRC. Each such soda producer, restaurant and beer bottler does not account for a significant portion of our sales.

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

The Company derived approximately 38.7%, 33.2% and 34.8% of its revenues from the sale of Scientific Instruments during Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

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

The Company derived approximately 36.9%, 45.7% and 34.2% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

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

The Company derived approximately 18.9%, 13.1% and 19.5% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

Special Projects And Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, waste-water treatment and power generation plants and beverage producers.

The Company derived approximately 4.1%, 6.9% and 10.2% of its revenue from its Special Project Operation during Fiscal 2007, Fiscal 2006 and Fiscal 2005. This revenue was derived primarily from sales of products and supply systems.  The Company is placing a greater emphasis on developing an engineering solution to business as one of our key suppliers Eurotherm has been directly marketing and selling their process automation product directly into the PRC and we have received fewer projects situated in Hong Kong.

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

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.4%, 1.1% and 1.3% of its revenues from Technical Support Operations during Fiscal 2007, Fiscal 2006, Fiscal 2005, respectively.

Customers. During Fiscal 2007, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. No single customer accounted for more than 5% of the Company’s revenues during Fiscal 2007. The Company does not believe that any single customer or sub-distributor is material to its operations.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering two new turbidity meters, manufactured by the Company.  In 2008 we introduced a Flue gas analyzer for use in environmental compliance monitoring. We are in the process of developing an energy meter (a device measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments.

The Company believes that by establishing product assembly operations in the PRC will not only increase revenues, expand its customer base, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

Sources of Supply

The Company distributes products manufactured by a number of vendors, including Hioki, USF and Lachat, which are the Company’s primary suppliers, see “- Business Overview”. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau.  Hioki has its own PRC distribution company and appointed a Japanese trading company and other distributors to sell its products in China.  The Company continues to be one of Hioki’s non-exclusive distributors.  The Company’s agreement with USF continues in effect for successive renewal terms of one year each, unless either party gives written notice of non-renewal at least 30 days prior to the end of any renewal term.  The Company’s agreement with Lachat continues in effect for successive renewal terms of one year and is terminable on ninety days notice by either party.  The Company’s agreement with Hach is terminable on ninety days notice by either party. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own energy and environment-related equipment (see “ – Product Assembly Operations”), (b) forming joint ventures with some of our suppliers, (c) potential acquisitions of manufacturing plants in the water, air pollution and energy conversation and related businesses, and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the State Environmental Protection Agency (SEPA), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from SEPA, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The PRC government has established ambitious targets in its 11th Five-Year Program (2006-2010) to slash emissions of pollutants, including sulfur dioxide emissions, by 10%.  The PRC government passed a law requiring power distributors to combat global warming.  A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff.  Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources.  The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

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

During Fiscal 2007, Fiscal 2006 and Fiscal 2005, the Company’s gross profit margins were approximately 25.1%, 24.1% and 21%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having knowledgeable staff.

Website

The Company, through its subsidiary, ChinaH2O.com Limited, a Hong Kong corporation, has a internet platform. The website is located at (http://www.chinah2o.com). The website is directed at environmental businesses in China.  The website provides environmental news, directories of western suppliers, potential clients in China, advertisement space and business opportunities.  The business and other activities generated by ChinaH2O.com Limited have had a synergistic effect with those of the Company indirectly by feeding market information, sales leads and tender information to the Company.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai, Guangzhou and Fuzhou.  During 2007, the Company closed 1 representative office and consolidated their personnel into our retail shop, as the office did not financially contribute to the Company as anticipated. The Company has a marketing and sales force of 72 people who are paid a salary plus commission based on sales. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2007, Fiscal 2006 and Fiscal 2005.

Following the opening of our first retail shop in Shanghai in 2001, (closed in 2007 but absorbed into our own Shanghai Euro Tech Trading (“Shanghai Limited”)) Euro Tech retail outlets are now found in a number of major cities in the PRC, including Beijing and Guangzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centers. The Company has found the six existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. In addition to the shops, we also have four branches or representative offices of these shops.  All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the

Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of our competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans aggregating approximately US$267,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurance that these shops will continue to be economically viable, that the Company will not sustain losses in connection with the loans to the shops; or the shops will result in any significant revenues or profits for the Company. Also, similar shops may be established by our competitors and/or third parties.

Foreign entities are now permitted to own retail shops in some regions of PRC.  The Company has established two wholly-owned retail shops in Chongqing and Xi’An. We plan to establish another  wholly-owned retail shop in Guangzhou and  close the current retail shop in Guangzhou owned by non-officer/director, employees of the Company.  During 2007, we closed the Wuhan representative office, merging personnel into our Wuhan shop.  We will continue to consolidate our operations by combining the retail shops and representative offices in the same cities or close shops and offices that do not appear to be contributing to the Company as expected.

These shops (or their representative offices) were opened on the following dates:

Retail Shops

Owned by non-officer/director, employees of the Company:

Beijing	October 2001
Guangzhou	June 2002
Wuhan	November 2002
Shenyang	December 2002

Owned by the Company:

Chongqing	November 2006
Xi´An	April 2007

Representative Offices

ChengDu	March 2007
Urumqi	October 2007

Item 4C.          Organizational Structure

The Company presently wholly owns Far East, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

•      Euro Tech Trading (Shanghai) Limited – a People’s Republic of China corporation

•      Euro Tech (China) Limited – a Hong Kong corporation

•      ChinaH2O.com Limited – a Hong Kong corporation

•      Shanghai Euro Tech Limited – a People’s Republic of China corporation

•      Shanghai Euro Tech Environmental Engineering Company, Ltd. – a People’s Republic of China corporation

•      Chongqing Euro Tech Rizhi Technology Company, Limited – a People’s Republic of China corporation

•      Rizhi Euro Tech Instrument (Shaanxi) Company Limited– a People’s Republic of China corporation

Majority Owned

•      Yixing Pact Environmental Technology Company Limited – a PRC corporation

•      Pact Asia Pacific Limited – a BVI corporation

The Company’s wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

Item 4D.          Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expires in May 2009 for monthly rental payments of approximately US$8,140. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai, Guangzhou and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The remaining sales offices are rented pursuant to short-term leases aggregating approximately US$1,774 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$963.  Shanghai Euro Tech Limited’s  premises are also rented pursuant to a short term lease for a monthly rental of approximately US$2,882.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a 3 year lease expiring in January 2009, providing for a monthly rental of approximately US$5,705.

The Company’s registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 494-5296.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company is engaged in three different major activities, namely Equipment and Instrument Distribution, Manufacturing, and Environmental Services.

The Company is primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

The Company, through its PRC corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

The Company, through its majority owned subsidiaries, Pact and Yixing, its wholly-owned subsidiary, Shanghai – Environmental, and its affiliate, BlueSky, engages in water and waste-water treatment engineering business and air pollution control business.

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 20% and approximately 79% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2007. Net income increased approximately US$61,000, or 17%, in Fiscal 2007 to US$422,000, compared to US$361,000 in Fiscal 2006, primarily due to the contribution from the share of equity in net income of BlueSky of approximately US$247,000, partially offset by the increase in selling and administrative expenses.

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

Item 5A.          Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2005	80%	19%
2006	83%	16%
2007	79%	20%

Sales to customers situated in Macau and elsewhere through Fiscal 2007 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2007		2006		2005		2004		2003
	US$		US$		US$		US$		US$

Revenue	27,230	100%	27,161	100%	31,250	100%	32,282	100%	27,442	100%
Cost of revenue	20,398	74.9%	20,606	75.9%	24,681	79.0%	27,033	83.7%	22,805	83.1%
Gross Profit	6,832	25.1%	6,555	24.1%	6,569	21.0%	5,249	16.3%	4,637	16.9%
Selling and administrative Expenses	6,585	24.2%	5,961	21.9%	5,418	17.3%	4,801	14.9%	4,108	15.0%
Income before income taxes	664	2.4%	835	3.1%	1,358	4.3%	569	1.8%	548	2.0%
Income taxes	144	0.5%	156	0.6%	328	1.0%	167	0.5%	108	0.4%
Minority Interest in profits of subsidiaries	(345)	1.3%	(318)	1.2%	(318)	1.0%	—	0.0%	—	0.0%
Equity in profit of affiliates	247	0.9%	—	0.0%	21	0.0%	192	0.6%	91	0.3%
Net income	422	1.5%	361	1.3%	733	2.3%	594	1.8%	531	1.9%

Fiscal Year ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$69,000 or 0.3% to approximately US$27,230,000 in Fiscal 2007 from approximately US$27,161,000 in Fiscal 2006. The increase in revenues was primarily due to increasing revenues of approximately US$2,302,000 from engineering activities as there was an increase in the number of engineering jobs completed in Fiscal 2007, as a result of Pact and Yixing having established operations in the PRC and they have been receiving a greater volume of orders in the recent years, despite declining revenues of approximately US$2,233,000 from trading activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through distributors other than the Company.  After the Company acquired its majority interest in Pact-Yixing in October 2005, Pact-Yixing’s revenues of approximately US$6,981,000 and US$3,953,000 were included in our revenues in Fiscal 2007 and Fiscal 2006, respectively.

Gross profits increased by approximately US$277,000 or 4.2% to approximately US$6,832,000 for Fiscal 2007 as compared to approximately US$6,555,000 for Fiscal 2006.

During Fiscal 2007, the Company’s cost of revenue was approximately US$20,398,000, or 74.9% of revenue, in comparison to approximately US$20,606,000, or 75.9% for Fiscal 2006.  Cost of revenue expressed as a percentage of revenue decreased by 1.0% in Fiscal 2007 as compared with Fiscal 2006.  The gross profit margin percentage increase was due principally to an increase in revenue from engineering activities which are of higher gross margin percentage than those of trading activities.  Yixing-Pact contributed approximately US$2,126,000 to our gross profit margin in Fiscal 2007.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$6,585,000 in Fiscal 2007, an increase of approximately US$624,000 or 10.5% from approximately US$5,961,000 in Fiscal 2006. The increase was principally due to the increase of Yixing-Pact expenses of approximately US$512,000 due to expenses of approximately US$211,000 for the manufacturing joint venture and increase in expenses related to increase in revenue. The PRC inflation rate of 4.8% and average appreciation rate of 6% for RMB against the US$ in 2007 also accounted for the increase in selling and administrative expenses.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$247,000 represented the share of net profit after tax of BlueSky after its acquisition in August 2007.

Interest Income. Interest income increased by approximately US$161,000 or 169.5% to approximately US$256,000 in Fiscal 2007 from approximately US$95,000 for Fiscal 2006. The increase was primarily due to the increase in bank deposits during the year.

Other Income. Other income increased by approximately US$15,000 or 10.3% to approximately US$161,000 in Fiscal 2007 from approximately US$146,000 in Fiscal 2006. The increase in other income was principally due to increase in gain of disposal of plant and equipment.

Income Taxes. Taxes decreased by US$12,000 to approximately US$144,000 in Fiscal 2007 from approximately US$156,000 in Fiscal 2006. This decrease was primarily the result of decreased taxable profits and an increase in income which are not subject to income taxes, such as offshore income and interest income.

Net Income. Income from continuing operations increased by approximately US$61,000 or 17% to approximately US$422,000 in Fiscal 2007 from approximately US$361,000 in Fiscal 2006.   The increase was primarily due to the contribution from shares of equity in BlueSky’s net income of approximately US$247,000, partially offset by the increase in selling and administrative expenses.

Fiscal Year ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$4,089,000 or 13.1% to approximately US$27,161,000 in Fiscal 2006 from approximately US$31,250,000 in Fiscal 2005. The decrease in revenues was primarily due to declining revenues of approximately US$4,105,000 from trading and manufacturing activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through distributors other than the Company.  After the Company acquired its majority interest in Pact-Yixing in October 2005, Pact-Yixing’s revenues of approximately US$3,953,000 and US$3,662,000 were included in our revenues in Fiscal 2006 and Fiscal 2005, respectively.

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

Equity in Profit of Affiliates. Equity in profit of affiliates decreased by approximately US $21,000 or 100% to approximately US$Nil in Fiscal 2006 from approximately US $21,000 in Fiscal 2005. The decrease in equity in profit of affiliates was due to the results of Yixing-Pact being consolidated after the Company owned its majority interest in October 2005.

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

Net Income. Income from continuing operations decreased by approximately US$372,000 or 50.8% to approximately US$361,000 in Fiscal 2006 from approximately US$733,000 in Fiscal 2005. The decrease was primarily due to the decrease in revenues from trading activities, partially offset by higher gross margin and selling and administrative expense percentages resulting from inclusion of Pact-Yixing’s operating results after October 2005.

Item 5B.          Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2007 and Fiscal 2006 were approximately US$10,099,000 and US$10,267,000, respectively.

At the end of Fiscal 2007 and Fiscal 2006, the Company’s accounts receivable were approximately US$4,968,000 and US$4,914,000, respectively.  During Fiscal 2007, the Company generated net cash of approximately US$449,000 from its operating activities from net income, reduction in inventories, and increase in other payables and accrued expenses while funding an increase in accounts receivable, prepayments and other current assets and decrease in accounts payable.

During Fiscal 2007, the Company used approximately US$4,415,000 in investing activities.  In Fiscal 2006, the Company used approximately US$352,000 from investing activities.  The Company used approximately US$250,000 and US$106,000 to purchase facilities and equipment in Fiscal 2007 and Fiscal 2006, respectively.  During Fiscal 2007 and Fiscal 2006, the Company released approximately US$83,000 and used US$111,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks.  During Fiscal 2007, Yixing-Pact paid a dividend of approximately US$140,000 to minority interest shareholders. During Fiscal 2007, the Company used approximately US$4,151,000 to acquire 20% equity interest in Blue Sky. Additionally, a final payment of US$648,000 is to be made by the end of June 30, 2008, based on Blue Sky’s net profits for its fiscal year ended December 31, 2007.

The Company received approximately US$3,720,000 and US$2,607,000, respectively, in Fiscal 2007 and Fiscal 2006 from financing activities resulting from the issuance of its ordinary shares being issued on stock options that were exercised. During Fiscal 2007, the Company received approximately US$200,000 as a return on its interest in the Yixing-Pact’s manufacturing joint venture. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company can access up to approximately US$4,167,000 at December 31, 2007. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$9,160,000 at the end of Fiscal 2006 to approximately US$9,387,000 at the end of Fiscal 2007. The principal reasons for the increase in cash were the increase in other payables by approximately US$896,000 and proceeds of approximately US$3,720,000 from the exercise of stock options by Company management and employees.  However, the Company used cash to fund its decrease in accounts payable by approximately US$1,080,000 and used US$4,151,000 for investment in affiliates.  The Company plans to use cash on hand primarily to acquire a manufacturing plant and/or environmental engineering company in the PRC and to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable slightly increased from approximately US$4,914,000 at the end of Fiscal 2006 to approximately US$4,968,000 at the end of Fiscal 2007.

The Company’s inventory decreased from approximately US$2,028,000 at the end of Fiscal 2006 to approximately US$2,012,000 at the end of Fiscal 2007.

The Company’s capital expenditures were approximately US$106,000 and US$250,000 in Fiscal 2006 and Fiscal 2007, respectively. Capital expenditures during Fiscal 2006 and Fiscal 2007 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures.  The Company continues to seek targets for acquisition and facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its Fiscal 2008 these requirements from operations, available bank credit facilities and proceeds from the exercise of options. The Company may use its funds to acquire other businesses, make equity investments in related business, form strategic alliances with third parties, invest in product research and development, or expand its sales offices and retail shops or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The Company believes generally declining rates of inflation in the PRC have had a positive effect on its results from operations.  As a result of the recent rise in the rate of inflation in the PRC, we anticipate increases in the overhead costs of our PRC affiliates and offices.  The Company believes, although no assurance can be given, that as credit restrictions are gradually lifted, it will be able to increase prices in the market for its products and thus realize increased profit margins.

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

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.  This approach relies on estimates of total expected direct costs of completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately. There were no long-term fixed price contracts during 2007.

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

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities:  Including an amendment of FASB Statement No. 115” (“SFAS No. 159”).  SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings.  SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted.  The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (FAS No. 141(R)), which replaces FASB Statement No. 141. FAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be our year beginning January 1, 2009. We are currently evaluating the potential impact, if any, of the adoption of FAS No. 141(R) on the consolidated financial statements.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

Item 5C.          Research and Development, Patents and Licenses

During Fiscal 2007, Fiscal 2006 and Fiscal 2005, the Company expensed approximately US$47,000, US$55,000 and US$48,000, respectively, on the development of its products.  It is anticipated that an additional US$250,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2008.

Item 5D.          Trend Information

There are increasing demands in the PRC for clean water, clean air, greater industrial pollution controls, waste management and electricity.  We also see additional distributors competing with us.  However, given the political situation in the PRC, trends could quickly disappear and we do not know if they will continue in the future.  We note that, as evidenced by our recent acquisition of Pact-Yixing, we are placing greater emphasis on developing our engineering solution business in an effort to capitalize on these increased demands (clean water, pollution controls and waste management).

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.          Off Balance Sheet Arrangements

None.

Item 5F.          Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	263,000	US$	235,000	US$	28,000	—	—

Total Contractual Cash Obligations	US$	263,000	US$	235,000	US$	28,000	—	—

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.          Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	64	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	49	Director and Chief Financial Officer

Alex Sham	44	Director

Y.K. Liang	78	Director

Ka Chong Cheang	79	Director

Xu Hong Wang	40	Director

Li Da Weng	63	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. (“Eurotherm”) between 1971 and 1992. From 1988 until he retired in February 2005, Mr. Leung had also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Masters degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

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

Ka Chong Cheang has been a Director of the Company since December 2005. From 1952 until 1977, he had been shipping manager for John Swire & Sons (Hong Kong) Ltd., a firm engaged in the importing and exporting shipping industry.  For more than the past five years, Mr. Chong has been a business consultant.

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

The Company had 2 meetings of its Board of Directors during Fiscal 2007, while its Audit Committee had 3 meetings during Fiscal 2007.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of any of the foregoing.

Two prior directors of the Company, Nancy Wong and C.P. Kwan, were not elected by stockholders of the Company at the last annual meeting of stockholders.

Key Employees

George Hayek, Managing Director.  He is the founder of Pact and Yixing and is a civil engineer (1967) and post-graduate certificate holder in sanitary engineering and environmental management from the American University of Beirut and the University of California at Irvine (in 1971 and 1988, respectively).  Since 1971, he has occupied several key posts in water and waste-water treatment companies in the USA, the UK, Spain, Cyprus, The Middle East, Southeast Asia and the last 14 years in the PRC.  From 1998 to date, he has been the managing director of Pact.  His international experience helped Pact in securing most of the contracts with European and American multinational industries in the PRC.

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

Item 6B.          Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiary during Fiscal 2007, Fiscal 2006 and Fiscal 2005 to the Chairman of the Board and Chief Executive Officer and a key employee of the Company.  No other executive officer or employee received in excess of US$100,000 as cash compensation during those fiscal periods.

Summary Compensation Table

Key Employees
Name and Principal Position	Year	Salary (US$ )	Bonus (US$ )

T.C. Leung, Chairman of the Board of	2007	155,000	—
Directors and Chief Executive Officer	2006	159,000	—
	2005	162,000	—

George Hayek	2007	110,000	—
	2006	110,000	—
	2005	108,000	—

Mr. Hayek is to continue his employment relationship with Pact and Yixing for a period of three years ending October 2008.

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

During the years ended December 31, 2007, 2006 and 2005, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$245,000, US$202.000 and US$191,000, respectively.

Management Option Plan. The Company had authorized the issuance of Options to purchase up to an aggregate of 4,586,400 Ordinary Shares (the “Management Options”) to its officers, directors and employees as the Company’s Chairman of the Board and Chief Executive Officer may direct. The Management Options became exercisable on March 14, 1998 and expired on March 14, 2007.

The following executive officers and directors of the Company had exercised the Management Options at prices/price ranges as indicated below prior to the end terms of the options.

Name of Executive Officers and Directors	Number of Shares Exercised	Price Range

T.C. Leung	3,423,600	US$1.221 – 1.6789

Alex Sham	163,800	US$1.221 – 1.6789

Jerry Wong	173,204	US$1.221 – 1.6789

C.P. Kwan	24,570	US$1.221

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

	Shares Subject
Names of Executive Officers and Directors	To the (Remaining) Officers Plans Options		Per Share Exercise Price
			(US$)
T.C. Leung	170,000	(1)	0.5857

Xu Hong Wang	10,000	(1)	0.5857
	10,920	(2)	0.5787

	Shares Subject
Names of Executive Officers and Directors	To the (Remaining) Officers Plans Options		Per Share Exercise Price
			(US$)

	31,500	(2)	0.8191

All executive officers and Directors as a group			0.5787	–
	222,420		0.8191	(3)

(1)     Granted pursuant to the 2002 Officers and Directors Plan.

(2)     Granted pursuant to the 2000 Employees Plan.

(3)     Price range.

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

As of December 31, 2007, 1,322,920 options had been exercised, including 572,300 options and 205,800 options exercised by Mr. Leung at prices of US$0.5857 and US$0.8191 per share, respectively.

2007 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 880,000 ordinary shares have been reserved for issuance under the Company’s 2007 Officers’ and Directors’ Stock Option and Incentive Plan (the “2007 D&O Stock Options”).  The 2007 D&O Stock Options provide for the grant of options to its directors and officers as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  The management, terms and conditions of the 2007 Officers’ and Directors’ Stock Option Plan are substantially similar to the Company’s 2000 Officers and Directors Plan.  The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares remaining (unexercised), as of June 1, 2008, subject to such options.

	Shares Subject
Names of Executive Officers and Directors	To the (Remaining) Officers Plans Options	Per Share Exercise Price
		(US$ )
T.C. Leung	125,000	2.85
	62,500	4.00
	62,500	4.05
	100,000	3.66
	125,000	2.66
	150,000	2.56

Jerry Wong	8,000	2.85
	4,000	4.00
	4,000	4.05
	8,000	2.66
	13,000	2.56

Xu Hong Wang	10,000	2.56

All executive officers and	672,000	2.56	–
Directors as a group		4.05	(1)

(1)  Price range.

The foregoing options will expire in January 2010.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2007.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2007		2006		2005
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	3,938,296	1.32	5,978,806	1.31	6,724,042	1.26
Granted	499,000	3.27	55,000	2.91	—	—
Cancelled	(451,210)	(1.58)	(46,620)	(1.13)	(104,706)	(1.16)
Exercised	(2,695,246)	(1.44)	(2,048,890)	(1.33)	(640,530)	(0.78)

Outstanding, end of year	1,290,840	1.74	3,938,296	1.32	5,978,806	1.31

Exercisable, end of year	791,840	0.78	3,923,296	1.32	5,978,806	1.31

As of December 31, 2007, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$4.05 and a weighted average unexpired life of approximately 3.1 years.

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

	As of December 31,
	2005
	US$
	(amounts expressed in thousands, except share and per share date)
Net income as reported	733
Less: Stock compensation expense determined under the fair value method, net of tax	(39)

Pro forma net income	694

Income per share:

Basic, as reported	US$	0.11

Diluted, as reported	US$	0.07

Basic, pro forma	US$	0.11

Diluted, pro forma	US$	0.07

Item 6C.          Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s nine directors, seven were re-elected at the Company’s last annual meeting of shareholders in August 2007.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2007, the Audit Committee met 3 times, being attended by all members.

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

•	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, the internal audit function and the Board of Directors;

•	reviews and updates the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce same and that this Code complies with all applicable rules and regulations;

•	ensures that the Company’s management and auditors assess current financial reporting issues and practices; and

•	reviews and pre-approves both audit and non-audit services to be provided by the Company’s auditors.

The Audit Committee is currently composed of Y.K. Liang, Ka Chong Cheang and Li Da Weng.  The Audit Committee’s “financial expert” is Y.K. Liang.  The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC.

Item 6D.                Employees

The Company (exclusive of Yixing-Pact) has approximately 146 full-time employees. At December 31, 2007, 2006 and 2005, staffing levels were approximately as follows:

	2007	2006	2005

Marketing and sales	65	71	76

Administrative	49	55	59
Technical	32	32	45
Total full time employees	146	158	180

Pact and Yixing have approximately 57 full-time employees.  At December 31, 2007, 2006 and 2005, respectively, staffing levels were approximately as follows:

	2007	2006	2005

Engineers	35	24	21

Administrative Persons	22	11	9

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.          Major Shareholders

The following table sets forth, as of June 1, 2008, certain information concerning beneficial ownership of the Company’s Ordinary Shares with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned (4)

T.C. Leung (1)(2)(3)	6,730,998	53.2%

Pearl Venture Ltd.(1)(2)	1,474,075	12.4%

Alex Sham(1)	342,300	2.9%

Jerry Wong(1)(3)	228,766	1.9%

Y.K. Liang(1)	*	*

Xu Hong Wang(1)(3)	94,420	0.8%

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (7 persons)(2) (3)	7,396,483	58.0%

*	Denotes Nil.

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

(3)

Gives effect to the exercise of the 2000 Officers and Directors Plan, 2000 Employees Plan, 2002 Officers and Directors Plan and 2007 Officers and Directors Plan Options owned of record by such persons and which have vested or will vest within six (6) months of the date of this Report. See Item 6B. “Compensation.”

(4)	Calculated on the basis of 11,861,380 Ordinary Shares issued and outstanding on June 1, 2008.

Item 7B.          Related Party Transactions

During Fiscal 2005, the Company made purchases from Eurotherm of approximately US$242,000.

Additionally, during Fiscal 2005, the Company paid Eurotherm approximately US$4,000 in management fees to assist in the management of some of the Company’s PRC offices while the Company earned approximately US$2,000 from Eurotherm for office space rentals in Fiscal 2005.

The payments to Eurotherm were based on actual office space usage and the time cost of personnel used, respectively.

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

The following prices are not adjusted to reflect stock dividends of 40% and 50% issued in September 2003 and August 2004, respectively.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2003	0.650	3.7143
2004	0.933	7.327
2005	2.700	6.590
2006	1.680	5.740
2007	1.81	5.14

Quarters Ended	Low	High
	US$	US$

June 30, 2006	2.850	3.880
September 30, 2006	1.680	2.980
December 31, 2006	1.940	5.740
March 31, 2007	2.450	4.520
June 30, 2007	2.18	3.70
September 30, 2007	1.81	3.97
December 31, 2007	2.21	5.14
March 31, 2008	1.93	3.04

The Following Months	Low	High
	US$	US$

January 2008	2.300	3.040
February 2008	2.230	2.720
March 2008	1.930	2.460
April 2008	2.160	2.620
May 2008	2.300	2.150

The Ordinary Shares were held by approximately 52 holders of record as of June 12, 2008 Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has approximately 1,930 beneficial shareholders of its Ordinary Shares.

Item 9B.

Plan of Distribution

Not Applicable.

Item 9C.	Markets

See Item 9A. “Listing Details.”

Item 9D.

Selling Shareholders

Not Applicable.

Item 9E.

Dilution

Not Applicable.

Item 9F.

Expenses Of The Issue

Not Applicable.

ITEM 10.

ADDITIONAL INFORMATION

Item 10A.

Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2007, there were 11,684,250 Ordinary Shares and no shares of Preferred Stock, issued and outstanding. An additional approximately 341,000 Ordinary Shares were repurchased by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

Net Profits and Dividends. Under BVI law, dividends may only be declared and paid out of surplus, such that after payment of dividends the Company must be able to satisfy its liabilities as they become due in the ordinary course of business and the realizable value of the assets of such company must not be less than the sum of its liabilities (other than deferred taxes and capital). There are no other BVI restrictions regarding dividends.

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

Duration, Liquidation, Merger.  The Company shall continue until wound-up and dissolved by a resolution of shareholders, or under the terms of any insolvency or liquidation laws in force in the BVI. Under BVI law the Company may merge with another company, including a parent company or subsidiary, incorporated in the BVI, or in a jurisdiction outside of the BVI where the laws of that jurisdiction permit the merger. A merger must be authorized by the directors of the Company and approved by the shareholders.

Board of Directors. The business and affairs of the Company are managed by the directors who may exercise all such powers of the Company as are not by BVI law or by the Company’s Articles reserved to the shareholders of the Company.

Item 10C.             Material Contracts

On April 29, 2007, Far East entered into a subscription agreement with Blue Sky and Blue Sky’s management shareholders to purchase twenty (20%) percent of the equity capital of Blue Sky (the “Blue Sky Agreement”) for a total of US$4,700,000 of which US$4,000,000 was paid in August 2007 with a final payment of US$648,000 to be paid by the end of June 2008 based upon Blue Sky’s net profits for its fiscal year ended December 31, 2007. The Blue Sky Agreement contains certain provisions requiring Far East’s written consent prior to Blue Sky; taking on new shareholders, pledging or selling assets, declaring a dividend, amending its constitution, guaranteeing the obligations of third parties, dismissing management or changing their rates of compensation, appointing directors and similar provisions. Far East also has the right to appoint a non-executive director to Blue Sky, who will not participate in the day to day management of Blue Sky.  In the event Blue Sky sells additional shares, Far East has the right to maintain its 20% interest by paying the same price as any proposed purchaser.  Pursuant to the Blue Sky Agreement, in March 2008, Blue Sky declared a dividend to be paid in December 2008, to its shareholders.  The Company estimates Blue Sky’s dividends to Far East will approximate US$80,000. As part of the Blue Sky Agreement, Far East agreed that if it was able and circumstances permit, it would undertake the obligation of guaranteeing loans of not more than US$2,900,000 for Blue Sky.

On July 18, 2007, Far East entered into a subscription agreement with Jia Huan and Jia Huan’s management shareholders to purchase twenty (20%) percent of the equity capital of Jia Huan for US$2,500,000 (the “Jia Huan Agreement”).  The Jia Huan Agreement contains certain provisions requiring Far East’s written consent prior to Jia Huan; taking on new shareholders, pledging or selling assets, declaring a dividend, amending its constitution, guaranteeing the obligations of third parties, dismissing management or changing their rates of compensation, appointing directors and similar provisions. Far East also has the right to appoint a non-executive director who will not participate in the day to day management of Jia Huan.  In the event Jia Huan sells additional shares, Far East has the right to maintain its 20% interest by paying the same price as any proposed purchaser.  The Jia Huan transaction was completed on January 20, 2008.

As part of its acquisitions of Yixing and Pact, the Company granted the minority shareholders of both entities the right to require the Company to purchase the remaining securities of Yixing and Pact pursuant to a formula that would obligate the Company to pay the minority shareholders approximately $1,758,000.  There has been no indication to the Company from the minority shareholders that they desire to sell their shares.  See Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”.

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

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2007, SET remained exempt from the PRC enterprise income tax.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 15% for two years starting from 2007, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd and Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd provide for PRC Enterprise Income Tax at a rate of 30%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that is entitled to a lower Enterprise Income Tax rate of 27%.  Pact Asia Pacific Limited is situated in the British Virgin Islands where there are no taxes imposed on it.  However, part of its profits is subject to Hong Kong profits tax at a rate of 17.5% in Fiscal 2007 as to those profits earned in Hong Kong.

VIES of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2007, certain VIEs had aggregated assessable losses carried forward of US$118,161 as agreed by the local tax authority.

The Company’s effective tax rates for Fiscal 2007, Fiscal 2006 and Fiscal 2005 were 21.6%, 18.7% and 24.2%, respectively. Weighted average statutory tax rates of 11.3%, 14.3% and 23% were in effect for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively. Principal adjustments to this statutory tax rate were valuation allowances of 17.1%, 5.5% and 0.3% during Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

PRC Enterprise Income Tax applied at 15% for Euro Tech Trading (Shanghai) Limited, a subsidiary incorporated in the PRC, for the year ended December 31, 2005. Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$225,300 and US$305,975, respectively, during Fiscal 2007 and Fiscal 2006.

On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law (“Income Tax Law”), which became effective January 1, 2008 and applies a unified income tax rate for foreign invested enterprises and domestic enterprise. The Income Tax Law is effective immediately for companies previously subject to higher taxation rates and provides a five-year transition period from its effective date for those enterprises which were established before the effective date of the new tax law and previously entitled to a preferential tax treatment.

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilized any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Group has applied the new rate in relation to deferred tax balances.

Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.”  In accordance with FIN No. 48, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2007.  The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

PART II

ITEM 13.                 DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                 CONTROLS AND PROCEDURES

(a)                                  Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”) as of the end of the period covered by this Annual Report on Form 20-F.  Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)                                 Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(c) and Rule 15d-15(e) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have conducted that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has performed preliminary evaluations of internal controls during the period ended December 31, 2007 and that some deficiencies have been noted.  Furthermore, Management of the Company is in the process of developing complete evaluations in order to rectify those deficiencies.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c)                                  Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly effect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16.                 [RESERVED]

Item 16A.             Audit Committee Financial Expert

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.  The Committee includes Messrs. Y.K. Liang , Ka Chong Cheang and Li Da Weng.  Mr. Y.K. Liang is the “financial expert” on that committee.

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

Item 16C.             Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO McCabe Lo Limited who were our principal external auditors, for 2005, 2006 and 2007.

	For the Year Ended December, 31
	2005	2006	2007
	US$	US$	US$

Audit fees(1)	103,500	127,000	189,800
Audit-related fees(2)	Nil	Nil	25,000
Tax fees(3)	6,000	3,300	8,100
All other fees	Nil	Nil	Nil

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

(2)          “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2005, 2006 and 2007, respectively.

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

Consolidated balance sheets

Consolidated income statements

Consolidated cash flow statements

Consolidated statement of changes in shareholders’ equity

Notes to the consolidated financial statements

ITEM 19.                 EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

4.12	2007 Officers and Directors Option Plan (8)

8.1	List of Subsidiaries (9)

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (9)

10.4	Share Subscription Agreement among Registrant’s subsidiary, Zhejang Tianlan Limited (“Blue Sky”) and the Management Shareholders of Blue Sky (9)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (9)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (9)

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9)

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9)

(1)	Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.

(2)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 1999.

(3)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2000.

(4)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on February 11, 2002.

(5)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on December 8, 2005.

(6)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on July 24, 2002.

(7)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on August 19, 2002.

(8)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on August 14, 2007.

(9)	Filed herewith.

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
(Registrant)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: June 27, 2008

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLIDATED CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2007 and 2006 and the results of its consolidated operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with generally accepted accounting principles in the United States of America.

/s/ BDO McCabe Lo Limited

Hong Kong, June 27, 2008

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31

	Note	2007	2006
		US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents		9,387	9,160
Restricted cash		332	415
Accounts receivable, net	6	4,968	4,914
Prepayments and other current assets		912	723
Inventories, net	7	2,012	2,028
Taxation recoverable		12	12
Total current assets		17,623	17,252

Property, plant and equipment, net	8 & 21(iii)	1,622	1,628
Investments in affiliates	9	5,046	—
Goodwill	12	1,060	1,060
Deferred tax assets	4	131	35

Total assets		25,482	19,975

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,112	4,192
Amounts due to related companies	18	—	—
Other payables and accrued expenses	10	3,892	2,348
Taxation payable		520	445
Total current liabilities		7,524	6,985

Minority interest		1,545	1,067

Commitments and contingencies	19	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (2006: 20,000,000) shares authorized; 12,024,901 (2006: 9,375,192) shares issued and outstanding	11	120	94
Additional paid-in capital		9,229	5,387
Treasury stock, 340,651 (2006: 340,651) shares at cost	13	(237)	(237)
PRC statutory reserve	14	165	88
Accumulated other comprehensive income		271	69
Retained earnings		6,865	6,522
Total shareholders’ equity		16,413	11,923

Total liabilities and shareholders’ equity		25,482	19,975

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Note	2007		2006		2005
		US$’000		US$’000		US$’000

Revenue	21(i) & (ii)	27,230		27,161		31,250
Cost of revenue		(20,398)		(20,606)		(24,681)
Gross profit		6,832		6,555		6,569

Selling and administrative expenses		(6,585)		(5,961)		(5,418)
Operating income		247		594		1,151
Interest income		256		95		35
Other income, net	3	161		146		172
Income before income taxes, minority interest and equity in profit of affiliates		664		835		1,358

Income taxes	4	(144)		(156)		(328)

Minority interest in profits of subsidiaries		(345)		(318)		(318)
Equity in profit of affiliates		247		—		21
Net income for the year		422		361		733

Net income per ordinary share
- Basic		US$	0.04	US$	0.04	US$	0.11

- Diluted		US$	0.03	US$	0.03	US$	0.07
Weighted average number of ordinary shares outstanding
- Basic	5	11,105,556		8,047,911		6,598,201

- Diluted	5	12,095,335		10,787,420		10,689,482

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	422	361	733
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	232	216	181
Stock based compensation expense	148	—	—
(Gain) loss on disposal of property, plant and equipment	(19)	1	1
Minority interest in profits of subsidiaries	345	318	318
Equity in profit of affiliates	(247)	—	(21)
Deferred tax assets	(96)	—	11
Deferred tax liabilities	—	(4)	4
(Increase) decrease in current assets:
Accounts receivable, net	(54)	553	(1,237)
Prepayments and other current assets	(189)	(80)	327
Inventories, net	16	704	2,387
Taxation recoverable	—	30	(35)
Increase (decrease) in current liabilities:
Accounts payable	(1,080)	(435)	(148)
Amounts due to related companies	—	—	(1,267)
Other payables and accrued expenses	896	(222)	(1,665)
Taxation payable	75	23	137
Net cash provided by/(used in) operating activities	449	465	(274)

Cash flows from investing activities:
Purchase of property, plant and equipment	(250)	(106)	(110)
Proceeds on disposal of property, plant and equipment	43	—	—
Cash flow on business combination, net of cash acquired	—	—	486
Investments in affiliates	(4,151)	—	—
Restricted cash for issuance of bank guarantees	83	(111)	(304)
Dividend paid to minority interest	(140)	(135)	—
Net cash (used in)/provided by investing activities	(4,415)	(352)	72

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	3,720	2,607	306
Cash from issuance of registered capital in subsidiary to minority interest	200	—	—

Net cash provided by financing activities	3,920	2,607	306
Effect of exchange rate changes on cash and cash equivalents	273	78	16

Net increase in cash and cash equivalents	227	3,798	120
Cash and cash equivalents, beginning of year	9,160	5,362	5,242
Cash and cash equivalents, end of year	9,387	9,160	5,362

Supplementary information	US$’000	US$’000	US$’000
Interest received	256	95	35
Interest paid	—	—	—
Income taxes paid	166	125	121
Shares surrendered for exercise of stock options	155	168	195

As at December 31, 2007 there was a final consideration of US$648,000 payable in relation to the acquisition of Zhejiang Tianlan Desulfurization and Dust–Removal Co., Ltd. included in other payables and accrued expenses.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Number of Ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	PRC statutory reserve	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2005	6,775,318	68	2,500	(237)	(26)	69	5,463	7,837
Net income	—	—	—	—	—	—	733	733
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	16	—	—	16
Total comprehensive income								749
Shares surrendered for exercise of stock options	(52,846)	(1)	(194)	—	—	—	—	(195)
Exercise of stock options	640,530	7	494	—	—	—	—	501
Transfer of reserve	—	—	—	—	—	3	(3)	—
Balance as of December 31, 2005	7,363,002	74	2,800	(237)	(10)	72	6,193	8,892
Net income	—	—	—	—	—	—	361	361
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	79	—	—	79
Total comprehensive income								440
Shares surrendered for exercise of stock options	(36,700)	—	(168)	—	—	—	—	(168)
Exercise of stock options	2,048,890	20	2,706	—	—	—	—	2,726
Transfer of reserve	—	—	—	—	—	16	(32)	(16)
Stock-based compensation expense	—	—	49	—	—	—	—	49
Balance as of December 31, 2006	9,375,192	94	5,387	(237)	69	88	6,522	11,923
Net income	—	—	—	—	—	—	422	422
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	202	—	—	202
Total comprehensive income								624
Shares surrendered for exercise of stock options	(45,537)	(1)	(154)	—	—	—	—	(155)
Exercise of stock options	2,695,246	27	3,848	—	—	—	—	3,875
Transfer of reserve	—	—	—	—	—	77	(79)	(2)
Stock-based compensation expense	—	—	148	—	—	—	—	148
Balance as of December 31, 2007	12,024,901	120	9,229	(237)	271	165	6,865	16,413

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

Details of the Company’s significant subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and

				testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	51	%*	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	51	%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.	20	%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

* In the year 2004, these two companies are affiliates of the Company, with 30% of equity ownership by the Company.  The Company acquired additional 21% of equity interest of each of the affiliate on October 18, 2005.  (See also note 9).

** In the year 2007, the Company acquired 20% equity interest of this company.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies

 (a)          Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”).  The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (R) (“FIN 46 (R)”), are included in the consolidated financial statements, if applicable.  In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities” and amended it by issuing FIN 46 (R) in December 2003.  FIN 46 (R) addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in FIN 46 (R).  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$150,602      and US$289,127, as of December 31, 2007 and US$392,162 and US$297,377, as of December 31, 2006, respectively.  The cumulative profits on consolidating these VIEs in the Group’s consolidated statement of income in 2007 were US$17,638 (2006: losses of US$152,723 and 2005: losses of US$174,902), including taxes of US$11,118 (2006: US$6,814 and 2005: US$658).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these entities do not have recourse to the general credit of the Group.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

 (c)          Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”..  This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately. There were no long term fixed price contracts during 2007.

 (d)          Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$47,000, US$55,000 and US$48,000 for the years December 31, 2007, 2006 and 2005 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

 (e)          Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$78,000, US$76,000 and US$240,000 for the years December 31, 2007, 2006 and 2005 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

 (f)           Taxation

The Group accounts for income and deferred tax under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”, under which deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  SFAS No. 109 also requires the recognition of the future tax benefits of net operating loss carry forwards.  A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.

Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

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

 (i)           Inventories

Inventories are stated at the lower of cost, on the first-in, first-out method, or market value.  Costs include purchase and related costs incurred in bringing each product to its present location and condition.  Market value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal.  Provision is made for obsolete, slow moving or defective items, where appropriate.

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

 (k)          Impairment

The Group has adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  There were no impairment losses recorded during each of the three years ended December 31, 2007.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

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

 (o)          Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133”, as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  SFAS No. 133 contains accounting and reporting standards for hedging accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value.  Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or shareholders’ equity (as a component of accumulated other comprehensive income).

Fair values of derivative instruments are classified as operating assets or liabilities.  Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses.  Please see note 17 for additional information regarding the Company’s use of derivative instruments.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

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

 (s)          Stock-based Compensation

On January 1, 2006, the Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R)), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation using the modified prospective application transition method, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Statement 123(R) requires the Group to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123(R), in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has selected the disclosure only of provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for stock options and shares issued to employees.  Under APB 25, compensation expense, if any, is recognized as the excess of the estimated fair value of the ordinary shares over the exercise price on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. The Company accounts for share-based compensation using the intrinsic value method prescribed by APB 25, under which no compensation cost is recognized as all stock options granted under the Management Options, the 2000 Stock Options, the 2002 Employee Stock Options and the 2002 D&O

Stock Options have exercise prices at or above the fair market value of the underlying stock at the date of grant.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

(s)           Stock-based Compensation (Continued)

Had compensation expense for the Company’s share-based compensation plan been recognized based on the fair value of the options on the grant date in accordance with SFAS No. 123, the Company’s pro forma net income and earnings per ordinary share for the year ended December 31, 2005 would have been as follows:

	2005
	US$’000

Net income as reported	733
Less: Stock compensation expense determined under the fair value method, net of tax	(39)

Pro forma net income	694

Income per share:

Basic, as reported	US$	0.11

Diluted, as reported	US$	0.07

Basic, pro forma	US$	0.11

Diluted, pro forma	US$	0.07

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

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

 (v)           Segment Information

The Company’s segment reporting is prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.  The management approach required by SFAS No. 131 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.

 (w)          Recent Accounting Pronouncements

In September 2006, the FASB issued FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of FAS 157.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (FAS No. 141(R)), which replaces FASB Statement No. 141. FAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be the Company’s year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 141(R) on the consolidated financial statements.

The Company does not believe that any other of the recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3              Other income, net

	2007	2006	2005
	US$’000	US$’000	US$’000
Gain/(loss) on disposal of property, plant and equipment	19	(1)	(1)
Exchange gain, net	104	130	158
Rental income	38	17	15
	161	146	172

4              Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 17.5% in the years of 2007, 2006 and 2005 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 15%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax of 15% for two years starting from its first profit-making year, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2007, SET is still exempt from the PRC enterprise income tax as it had an assessable loss brought forward of US$225,300 as agreed by the local tax authority to offset its profit for the coming year (2006: US$305,975).

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 15% for two years starting from 2007, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd and Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd provide for PRC Enterprise Income Tax at a rate of 30%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to a lower Enterprise Income Tax rate of 27%.  Pact Asia Pacific Limited operates in the British Virgin Islands where there are no taxes imposed on it. However, part of its profit is subject to Hong Kong profits tax at a rate of 17.5% in year 2007 as the profit is earned in Hong Kong.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 33%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2007, certain VIEs had aggregated assessable losses carried forward of US$118,161 as agreed by the local tax authority (2006: US$143,318).

On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law (“Income Tax Law”), which became effective January 1, 2008 and applies a unified income tax rate for foreign invested enterprises and domestic enterprise. The Income Tax Law is effective immediately for companies previously subject to higher taxation rates and provides a five-year transition period from its effective date for those enterprises which were established before the effective date of the new tax law and previously entitled to a preferential tax treatment.

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilized any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Group has applied the new rate in relation to deferred tax balances.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

Income before income taxes:

	2007	2006	2005
	US$’000	US$’000	US$’000

Domestic	—	—	—
Foreign	664	835	1,358
	664	835	1,358

The provision for income taxes consists of:

	2007	2006	2005
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic	—	—	—
Foreign	240	163	313
Total current provision	240	163	313

Deferred tax expense / (benefit):
Domestic	—	—	—
Foreign	(96)	(7)	15
Total deferred provision	(96)	(7)	15

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income is as follows:

	2007	2006	2005

Weighted average statutory tax rate	11.3%	14.3%	23.0%
Change in valuation allowances	17.1%	5.5%	0.3%
Over-provision for income tax in prior years	—%	(0.5)%	(0.2)%
Others	(6.8)%	(0.6)%	1.1%

Effective tax rate	21.6%	18.7%	24.2%

The components of deferred tax assets are as follows:

	2007	2006
	US$’000	US$’000

Deferred tax assets arising from tax losses	137	27
Deferred tax (liabilities)/assets arising from temporary differences	(6)	8
Less: Valuation allowances	—	—

Net deferred tax assets	131	35

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5              Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2007	2006	2005
	US$’000	US$’000	US$’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic net income per share	11,105,556	8,047,911	6,598,201
Effect of dilutive potential ordinary shares:
Stock options	989,779	2,739,509	4,091,281

Weighted average number of ordinary shares for the purposes of diluted net income per share	12,095,335	10,787,420	10,689,482

6              Accounts receivable

	2007	2006
	US$’000	US$’000

Trade receivables	5,063	5,000
Less: Allowance for doubtful debts	(95)	(86)
	4,968	4,914

	2007	2006
	US$’000	US$’000
Allowance for doubtful debts
Balance at beginning	86	122
Released/(charged) to costs and expenses	28	(26)
Write off	(19)	(10)
Balance at end	95	86

As of December 31, 2007, accounts receivables in the form of bills receivable through banks amounted to US$26,000 (2006: US$ 187,000).

7              Inventories, net

	2007	2006
	US$’000	US$’000

Raw materials	76	59
Work in progress	108	21
Finished goods	1,828	1,948
	2,012	2,028

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. At December 31, 2007 and 2006, provision for obsolete and slow moving inventories amounted to US$28,064 and US$15,581, respectively.

8              Property, plant and equipment

	2007	2006
	US$’000	US$’000

Office premises	2,257	2,257
Leasehold improvements	140	131
Furniture, fixtures and office equipment	776	656
Motor vehicles	173	127
Testing equipment	77	71
	3,423	3,242

Less: Accumulated depreciation	(1,801)	(1,614)
	1,622	1,628

	2007	2006	2005
	US$’000	US$’000	US$’000
Depreciation charge	232	216	181

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

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

Unaudited Pro Forma Results

	2005
	US$’000

Revenue	32,415
Net income	1,101

Basic earnings per share	US$	0.11
Diluted earnings per share	US$	0.07

The Group granted The minority shareholder of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited a three-year put option requiring the Group to acquire all remaining securities of these two companies at 5.2 times of their average net income for the three prior fiscal years.

During the year ended December 31, 2007, the Group acquired 20% equity interests in Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd, a company incorporated in the PRC for a total consideration of US$4,648,000.  The Group believes that after this acquisition, it has a strategic partner to work with in China for the environmental protection business. With this affiliate’s technology and technical support, it can now provide services and environmental solutions not only for water and wastewater treatment but also for air pollution control for industrial clients in China. Investments in this affiliate are accounted for using the equity method of accounting.

A summary of the financial information of the affiliate, Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd, is set forth below:

2007
US$’000
Balance Sheet:
Current assets	16,110
Non-current assets	2,487
Total assets	18,597

Current and total liabilities	(7,328)
Total shareholders’ equity	11,269

2007
US$’000
Operating results:

Net sales	10,535

Operating profits	2,281

Net profits	1,927

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

During the year ended December 31, 2007, the Company issued 2,695,246 ordinary shares for stock options exercised and cancelled 45,537 shares surrendered for exercise of stock options.

12                                  Goodwill

The Company accounted for the acquisition in accordance with SFAS No. 141 “Business Combinations”, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of October 18, 2005 as described in Note 9.

As of December 31, 2007, the Company completed the annual impairment test. (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2007) Based on the result of the first step of the test, the Company believes that there was no further impairment of goodwill as of December 31, 2007.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

13           Treasury stock

The Company authorized a stock buyback program in December 2000 pursuant to which up to 341,250 shares, but not to exceed US$281,250 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 36,445 shares and 304,206 shares of ordinary share during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively.  There was no reissuance of treasury stock during each of the three years ended December 31, 2007.

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

In 2004, the Company granted 46,000 shares with the exercise price of US$1.6789 per share to its officers, directors and employees, which allowed them to purchase up to 46,000 shares of ordinary share.  The options expired in March 2007.  The Company further cancelled 32,760 options with an exercise price of US$1.6789.  No options were exercised during the financial year 2004.

During the year ended December 31, 2005, 52,416 options with the exercise price of US$ 1.6789 were cancelled. During the same year, 180,000 options under the Management Options with the exercise price of US$ 1.221 per share were exercised.

During the year ended December 31, 2006, the Company granted 10,000 shares with the exercise price of US$1.6789 per share to its officers, directors and employees, which allowed them to purchase up to 10,000 shares of ordinary share.  The options expired in March 2007.  The Company further cancelled 21,840 options with an exercise price of US$1.6789. During the same year, 1,015,740 options and 757,000 options under the Management Options with the exercise price of US$ 1.221 per share and US$1.6789 per share, respectively, were exercised.

During the year ended December 31, 2007, 90,090 options and 2,018,916 options under the Management Options with the exercise price of US$ 1.221 per share and US$1.6789 per share, respectively, were exercised. All the remaining unexercised options expired in March 2007.

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

During the year ended December 31, 2006, 16,380 options with exercise price of US$0.5787 were cancelled. The Company further granted 40,000 options and 5,000 options under the 2000 Stock Options with an exercise price of US$3.33 and US$2.02 per share, respectively, to its officers, directors and employees, which allow them to purchase up to 45,000 shares of ordinary share. The options vested within a six-month period and will expire in August 2010. During the same year, 40,950 options and 214,200 options with exercise price of US$ 0.5787 and US$0.8191 per share, respectively, were exercised.

During the year ended December 31, 2007, 16,380 options and 6,300 options with exercise price of US$0.5787 and US$0.6809, respectively, were cancelled.  During the same year, 46,410 options and 101,430 options with exercise price of US$ 0.5787 and US$0.8191 per share, respectively, were exercised.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

15                                  Stock options (Continued)

(iii)          2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 294,000 shares and 840,000 shares of ordinary share have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively.  Both 2002 Employee Stock Options and the 2002 D&O Stock Options provide for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  During the year ended December 31, 2002, the Company granted such options to its employees, officers and directors under the 2002 Employee Stock Options and the 2002 D&O Stock Options, which allow them to purchase up to 294,000 and 840,000 shares of ordinary share at an exercise price of US$0.7618 and US$0.5857, respectively. The options vested for a period of a six-month period and will expire in April 2012 and November 2012, respectively.  During the years ended December 31, 2004, 2003 and 2002, no options were exercised.

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

During the year ended December 31, 2007, 8,400 options with the exercise price of US$ 0.7618 were cancelled. During the same year, 50,400 options and 388,000 options with exercise price of US$ 0.7618 and US$0.5857 per share, respectively, were exercised.

(iv)          2007 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 880,000 shares of ordinary share have been reserved for issuance under the Company’s 2007 Officers’ and Directors’ Stock Option and Incentive Plan (the “2007 D&O Stock Options”).  The 2007 D&O Stock Options provide for the grant of options to its directors and officers as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  During the year ended December 31, 2007, the Company granted such options to its officers and directors under the 2007 D&O Stock Options, which allow them to purchase up to 133,000, 66,500, 66,500, 100,000 and 133,000 shares of ordinary share at an exercise price of US$2.85, US$4.00, US$4.05, US$3.66 and US$2.66, respectively. The options vested for a period of a six-month period and will expire before end of November 2009.  During the same year, no options had been exercised.

The Company estimate the fair value of the options granted under the Black-Scholes pricing model,

Changes in outstanding options under various plans mentioned above were as follows:

	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	3,938,296	1.32	5,978,806	1.31	6,724,042	1.26
Granted	499,000	3.27	55,000	2.91	—	—
Cancelled/Expired	(451,210)	(1.58)	(46,620)	(1.13)	(104,706)	(1.16)
Exercised	(2,695,246)	(1.44)	(2,048,890)	(1.33)	(640,530)	(0.78)
Outstanding, end of year	1,290,840	1.74	3,938,296	1.32	5,978,806	1.31

Exercisable, end of year	791,840	0.78	3,923,296	1.32	5,978,806	1.31

As of December 31, 2007, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$4.05 and a weighted average unexpired life of approximately 3.1 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

15           Stock options (Continued)

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

Prior to the adoption of Statement 123(R), the Group accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.  There were no options granted during the year ended December 31, 2005.

The Black-Scholes option-pricing model is used to estimate the fair value of the options granted. This requires the input of subjective assumptions, including the expected volatility of stock price, expected option term, expected risk-free rate over the expected option term and expected dividend yield rate over the expected option term.  Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options. Expected volatility is based on historical volatility in the 180 days prior to the issue of the options. Expected option term and dividend yield rate are based on historical trends. Expected risk-free rate is based on US Treasury securities with similar maturities as the expected terms of the options at the date of grant.

The following table summarizes the assumptions used during the years ended December 31, 2007 and 2006;

Assumptions	2007	2006

Expected volatility	75.9-86.7%	64.97%
Expected dividends	0%	0%
Expected term (years)	1.25	1.04-2.51
Risk-free rate	3.2-4.3%	4.6-4.7%

As of December 31, 2007 there was US$217,000 of total unrecognized compensation expense related to non-vested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 0.24 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

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

During the years ended December 31, 2007, 2006 and 2005, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$245,000, US$202,000 and US$191,000 respectively.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

17           Risk Factor and Derivative Instruments (Continued)

(ii)           Foreign exchange risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Renminbi and Euro.  Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations. The Group uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures.

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

The transactions with related parties are summarized as follows:

	2007	2006	2005
	US$’000	US$’000	US$’000
Purchase of goods from - Eurotherm Limited	—	—	242

Rental income of office premises earned from Eurotherm Limited	—	—	2

Rental expenses for office premises charged by Armtison Limited	—	—	11

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

18           Related party transactions (Continued)

	2007	2006	2005
	US$’000	US$’000	US$’000

Management fees charged by
Eurotherm Limited	—	—	4
Patwin Inc.	—	—	18

Management fees received from
Armtison Limited	—	—	2

Armtison Limited is beneficially owned by Mr. T. C. Leung, Chief Executive Officer and Chairman of the Board of Directors. Patwin Inc. is beneficially owned by the brother of Mr. T.C. Leung.  Mr. T. C. Leung is also a director of Eurotherm Limited as at December 31, 2004 and retired in February 2005.

19           Commitments and contingencies

 (i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2007, 2006 and 2005 were approximately US$448,000, US$404,000, and US$321,000, respectively.  Future minimum rental payments as of December 31, 2007, under agreements classified as operating leases with non-cancellable terms amounted to US$263,000 of which US$235,000 are payable in the year 2008 and US$28,000 are payable each year from 2009 to 2011.

 (ii)          Banking facilities

As at December 31, 2007, 2006 and 2005, the Group has various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$4,167,000, US$4,167,000 and US$4,167,000 respectively, of which approximately US$138,000, US$726,000 and US$422,000 was utilized.

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

	2007	2006	2005
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	20,010	22,243	26,348
Engineering	7,220	4,918	4,902
	27,230	27,161	31,250
Operating income
Trading and manufacturing	(76)	(237)	(180)
Engineering	323	831	1,331
	247	594	1,151

	2007	2006	2005
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	197	197	178
Engineering	35	19	3
	232	216	181
Capital Expenditures, Gross
Trading and manufacturing	147	63	108
Engineering	103	43	2
	250	106	110

	2007	2006
	US$’000	US$’000
Assets
Trading and manufacturing	13,187	14,808
Engineering	7,249	5,167
Unallocated	5,046	—
	25,482	19,975
Liabilities
Trading and manufacturing	4,213	4,898
Engineering	2,663	2,087
Unallocated	648	—
	7,524	6,985

(ii)           Geographical analysis of revenue by customer location is as follows:

	2007	2006	2005
	US$’000	US$’000	US$’000
Revenue -
The PRC	21,595	22,457	25,005
Hong Kong	5,401	4,324	5,932
Others	234	380	313
	27,230	27,161	31,250

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

21           Segment information (Continued)

(iii)          Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2007	2006
	US$’000	US$’000

Hong Kong	881	905
The PRC	741	723
	1,622	1,628

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)          Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2007	2006	2005

Hioki E.E. Corp.	32%	36%	29%
Hach Company Inc.	6%	9%	9%
Lachat Instruments Inc.	5%	8%	6%
US Filter/Chemical Feed and Disinfection Group	10%	6%	8%
ThermoQuest Corporation	5%	2%	2%
Calipers Life Sciences Inc.	6%	4%	5%
Hach Ultra	5%	4%	3%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.

22           Post balance sheet events

In January 2008, the Group acquired a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) a company incorporated in the PRC, for approximately $2,500,000. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang. The Group believes that after this acquisition, it has a strategic partner to help it make inroads into the rapidly growing air pollution control market in China.