Form 20-F/A
period 2007-12-31
EURO TECH HOLDINGS CO LTD
filed 2009-01-23
CIK 1026662

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
Date of Amendment: January 23, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________________ to ________________________________

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED

(Translation of Registrant's name into English)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20−F (the "Form 20−F/A") amends our annual report for the fiscal year ended December 31, 2007, originally filed with the Securities and Exchange Commission ("SEC") on June 30, 2008 (the "Form 20−F"). The Form 20−F/A responds to SEC comments provided to us and therefore expands the disclosure in “Item 15. Controls and Procedures” to correct rule references and typographical errors and to clarify that as of December 31, 2007 our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit to the SEC is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and they effectively ensure that information  required to be disclosed in our reports filed or submitted to the SEC is accumulated and communicated to our management allowing for timely decisions regarding required disclosure.

This Form 20-F/A includes the CEO and CFO certifications filed herewith as Exhibits 12.1 and 12.2 and corrects those exhibits to add a required paragraph.

This Form 20−F/A continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A to modify or update disclosures in the original Form 20−F except as noted above. This Form 20−F/A does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A represent management's view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 20−F, including any amendments to those filings.

TABLE OF CONTENTS

PART II
Item 15.	Controls and Procedures	1

PART III
Item 19.	Exhibits	2

ITEM15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) as of the end of the period covered by this Annual Report on Form 20-F.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable Securities and Exchange Commission (“SEC”) rules and forms and they effectively ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including, our Chief Executive Officer and Principal Financial Officer, allowing for timely decisions regarding required disclosures.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the date of this filing, Management of the Company has evaluated internal controls of the Company during the period ended December 31, 2007 and only a staffing deficiency was noted.  Management of the Company has rectified the staffing deficiency.

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

There were no changes in our internal controls that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 19.	EXHIBITS

List of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

4.12	2007 Officers and Directors Option Plan (8)

8.1	List of Subsidiaries (9)

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (9)

10.4	Share Subscription Agreement among Registrant’s subsidiary, Zhejang Tianlan Limited (“Blue Sky”) and the Management Shareholders of Blue Sky (9)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (10)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (10)

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10)

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10)

(1)	Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.
(2)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 1999.
(3)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2000.
(4)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on February 11, 2002.
(5)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on December 8, 2005.
(6)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on July 24, 2002.
(7)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on August 19, 2002.
(8)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on August 14, 2007.
(9)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F, filed on June 28, 2008.
(10)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: January 23, 2009