Form 20-F
period 2008-12-31
EURO TECH HOLDINGS CO LTD
filed 2009-06-29
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Address of principal executive offices)

T.C. Leung, FAX: 852-28734887, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Name, telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, $0.01 par value

Name of each exchange on which registered: NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,820,339 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Act.

☒ Yes   ☐ No

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

☐ Yes   ☒ No

If this is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one).

Large Accelerated filer ☐	Accelerated filer ☐	Non-Accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes   ☒ No

i

ii

INTRODUCTION

In this Form 20-F, reference to “us”, “we”, the “Company” and “Euro Tech” are to Euro Tech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

Forward Looking Statements

This annual report contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the “SEC” or the “Commission”) or otherwise. Such forward looking statements are within the meaning of that term in Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).  Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Annual Report, including those contained in the sections entitled Part I, Item 3D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and the notes to the Company’s Consolidated Financial Statements, describe factors, among others, that could contribute to or cause such differences.

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

The selected consolidated income statement data for years ended December 31, 2008, 2007 and 2006, and the selected consolidated balance sheet data as of December 31, 2008 and 2007 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2008	2007	2006	2005	2004
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	7,146	9,387	9,160	5,362	5,242
Working capital(1)	8,583	10,099	10,267	6,931	5,457
Total assets	28,278	25,482	19,975	17,377	15,699
Short-term debt(2)	0	0	0	0	0
Net assets	18,979	17,958	12,990	9,754	7,837
Capital Stock	122	120	94	74	68

(1)    Current assets minus current liabilities.

(2)    Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2008	2007	2006	2005	2004
	US$	US$	US$	US$	US$
Income Statement Data:
Revenue	31,738	27,230	27,161	31,250	32,282
Cost of revenue	(24,154)	(20,398)	(20,606)	(24,681)	(27,033)
Gross profit	7,584	6,832	6,555	6,569	5,249
Selling and Administrative Expenses	(7,213)	(6,585)	(5,961)	(5,418)	(4,801)
Operating income	371	247	594	1,151	448
Interest Income	45	256	95	35	17
Other income, net	144	161	146	172	104
Income before taxes	560	664	835	1,358	569

Income taxes	(321)	(144)	(156)	(328)	(167)

Minority Interest in profits of subsidiaries	(363)	(345)	(318)	(318)	—

Equity in profit of affiliates	273	247	—	21	192
Net income	149	422	361	733	594
Net income per Ordinary Share Basic	0.01	0.04	0.04	0.11	0.09
Diluted	0.01	0.03	0.03	0.07	0.06
Weighted Average Number of Ordinary Shares Outstanding
Basic	11,824,153	11,105,556	8,047,911	6,598,201	6,434,667
Diluted	12,212,058	12,095,335	10,787,420	10,698,482	10,034,687

The Company maintains its books and records in United States dollars (“US$”). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$”) or in Chinese Renminbi (“RMB”).

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, in 2007 and 2008, the Renminbi appreciated and at the end of 2008 and 2007, the exchange rates were approximately RMB 6.8251 = US$1.00 and RMB 7.3141 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2004	8.2865	8.2354	8.2870	8.2782
Fiscal 2005	8.0734	8.0566	8.2666	8.2033
Fiscal 2006	7.8175	7.7845	8.0715	7.9819
Fiscal 2007	7.3141	7.2941	7.8062	7.6172
Fiscal 2008	6.8251	6.7480	7.2941	6.9623

US$ to HK$

Fiscal 2004	7.7760	7.7511	7.8063	7.7893
Fiscal 2005	7.7535	7.7431	7.8116	7.7779
Fiscal 2006	7.7794	7.7502	7.7946	7.7690
Fiscal 2007	7.8049	7.7488	7.9102	7.8026
Fiscal 2008	7.7507	7.7480	7.8174	7.7874

The Following Months	Low	High	Average
US$ to RMB

July 2008	6.8005	6.8592	6.8475
August 2008	6.8061	6.8702	6.8613
September 2008	6.7926	6.8405	6.8500
October 2008	6.7480	6.8443	6.8504
November 2008	6.8028	6.8343	6.8413
December 2008	6.8045	6.8810	6.8676

US$ to HK$
July 2008	7.7946	7.8048	7.8006
August 2008	7.7998	7.8146	7.8086
September 2008	7.7569	7.8099	7.7908
October 2008	7.7481	7.7748	7.7611
November 2008	7.7485	7.7573	7.7515
December 2008	7.7480	7.7528	7.7512

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

Economic Stability Uncertain.

Most economies in the Far East had suffered from an economic instability. There can be no assurance that there be a recovery, most especially in light of the recent global economic downturn.  Continued growth in the PRC is dependent upon an adequate supply of energy.  There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy.  Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  These actions, as well as future actions and policies of the PRC government, could materially and adversely effect our business and operations.

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

The Current Financial Crisis and Deteriorating Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

Worldwide economies have been deteriorating recently.  Global markets have experienced significant turmoil and upheavals characterized by extreme volatility and declines in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, rising unemployment and declining consumer and business confidence.

We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely effected.

Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically.  In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, but escalated in 2007 and 2008 at a rate of 5.9%.  If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Although the RMB to U.S. dollar exchange rate has generally been stable from 1994 through 2004, in 2008, the RMB appreciated against the U.S. Dollar.  The PRC government has stated its intention to intervene in the future to support the value of the RMB, there can be no assurance that exchange rates will not become volatile. Exchange rate fluctuations may adversely effect the Company because of foreign currency denominated liabilities, and may materially adversely effect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

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

Competition With Vendors.

As the Company assembles products of the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See Item 4. “ Information on the Company.”

Dependence On Vendors; Lack Of Long Term Agreements; Loss of Vendors

The Company distributes supplies manufactured by a number of vendors, including Hioki E.E. Corp. (“Hioki”), Thermo Fisher Scientific Group (“Thermo”) and Caliper Life Sciences Inc (“Caliper”), that are the Company’s largest suppliers . The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on the Company’s operations due to the Company’s dependence on these vendors.  A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. A loss of a substantial number of our vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

Risks Relating To The Company Itself; Control By T.C. Leung; Potential Conflict Of Interests.

T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer, as a practical matter, is able to nominate and cause the election of all the members of the Company’s Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See Item 7. “Major Shareholders and Related Party Transactions” and  Item 6. “ Directors, Senior Management and Employees.”

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

Being A Foreign Private Issuer Exempts Us From Certain Securities And Exchange Commission (“Commission”) And NASDAQ Capital Markets (“NASDAQ”) Requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, with certain limitations, we are exempt from certain provisions applicable to United States public companies including: (1) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (3) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and (4) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); (5)Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For NASDAQ.

Our securities are quoted and traded on the NASDAQ Capital Market.  There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on the NASDAQ Capital Market.  One of NASDAQ’s listing requirements is the maintenance of a $1.00 closing bid price.  From in or about January 2009 until April 2009, the Company did not meet this requirement.  However, NASDAQ has suspended the $1.00 closing bid and other requirements until July 20, 2009.  That criteria undergoes periodic review.

If we are unable to meet the continued quotation criteria of the NASDAQ Capital Market and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria” Applicable to NASDAQ Listed Issuers.

We Are Also Required To Meet Certain, But Not All, Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

Although, in the past, we have been able to satisfy corporate governance criteria applicable to NASDAQ’s Capital Market, those criteria are difficult to comply with and include, among other things: (a) a heightened degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only; (b) establishment of a code of conduct addressing compliance with laws; and (c) a limit on payments to independent directors and their family members (other than for services on the board of directors).

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

Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2008 as a result of temporary rules adopted by the SEC.  We are evaluating our internal control systems in order to allow our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with that report required when the temporary rules cease being effective.

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

The Market Price Of Our Securities Has Been Fluctuating Widely.

During the past several years, the market price of our Ordinary Shares has fluctuated widely on occasion.  Except for the recent price declines that the Company attributes to the current global economic downturn, the Company knows of no reason for these wide fluctuations. See Item 9.C- “Markets.”

There Are Risks In Purchasing Low-Priced Securities.

If our securities were to be suspended or delisted from the NASDAQ Capital Market, they could be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors” (for example, individuals with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 or US$300,000 together with their spouses). For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities.

In the event our securities are no longer listed on the NASDAQ Capital Market or are not otherwise exempt from the provisions of the SEC’s “penny stock” rules, such rules may also affect the ability of broker-dealers and investors to sell our securities.

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

In August 2007,Far East acquired a 20% equity interest in Zhejiang Tianlan Desulfurization and Dust-Removal Co. Ltd. (“BlueSky”), a company engaged in flue gas desulphurization, flue gas de-nitration, dust removal and purification of industrial waste gases, for approximately US$4,648,000.

In January 2008, we acquired a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) for approximately US$2,610,000. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

Item 4B.            Business Overview

The Company is engaged in three different major activities:

(1)                                        Equipment and Instrument Distribution.

The Company had been primarily a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC. During its fiscal year ended December 31, 2008 (“Fiscal 2008”) the Company distributed products to in excess of 1,000 customers, including the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department China’s National Environmental Protection Agency, various Environmental Monitoring Centers in the PRC, and to sub-distributors located in Hong Kong, the PRC and Macau. These products are manufactured by a substantial number of major American, European and Japanese corporations, including Hioki, Thermo and Caliper, which are the Company’s largest suppliers, with purchases from them accounting for approximately 32%, 5% and 6%, respectively, of the Company’s sales during Fiscal 2007 and approximately 15%, 10%, and 10%, respectively of the Company’s sales during Fiscal 2008.

The Company distributes products through its Hong Kong headquarters, its retail shops and representative offices located in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan, Fuzhou, Chengdu and Urumqi and through non-exclusive arrangements with independent sub-distributors located in Hong Kong, the PRC and Macau.

(2)                                       Manufacturing.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remains only a distributor of such products with sales of the Company first product offering, an Infrared Photometric Oil Analyzer in 2003. Similarly, the Company believes that by using its existing regional sales efforts in the PRC, it may be better able to compete with increased competition from our own suppliers and other distributors.

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

Expansion Efforts and Future Plans.

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

In June 2006, PACT entered into a letter of intent with Pact Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and Ecomacchine S.p.A. (“ECO”), an Italian based company engaged in the manufacture of sludge and dewatering equipment.  In June 2007, the joint venture, Pact Environmental Equipment Co. Limited, was registered in the PRC. PACT invested US$300,000 and has a 60% controlling interest of the JV, and ECO and PACTFCZ, (a company majority owned by George Hayek, the Company’s Managing Director), each invested US$100,000 in consideration for 20% interests.

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

Manufacturing

Sales of the Infrared Photometric Oil Analyzer commenced in 2003.  During 2004, we began selling turbidity instruments and spectrometers that we developed and manufactured ourselves and began assembling and selling the Total Organic Analyzer of O.I. Corporation. In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been three and a half years in research, development and field testing of prototypes sold to our customers. We had made some modifications to this product to improve the quality and obtained updated Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision in November 2007 and began selling this modified TOC in 2008. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument for use on surface water, underground water and domestic and industrial wastewater.

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

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, Environmental Services revenue represented 32%, 25% and 15%, respectively, of our revenue.

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

Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, refractometers and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters ,pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States soft drink producer, which are located in the PRC; water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and package analyzers to the PRC Fujian and Zhejiang plants of a substantial worldwide Belgian brewer.  Each such soda producer, restaurant and beer bottler does not account for a significant portion of our sales.

Customers for air and water quality monitoring instruments also include government agencies such as the Hong Kong Environmental Protection Department, which uses a Company distributed water quality monitoring system to monitor the water quality of Hong Kong’s Victoria Harbor, more than ten water treatment plants located in the PRC (including sites at Beijing, Tianjin, Guangzhou and Wuhan), and supplied toxicity analyzers to various environmental monitoring centres throughout China through China’s Ministry of Environmental Protection (“MEP”).

The Company derived approximately 52.4%, 38.7% and 33.2% of its revenues from the sale of Scientific Instruments during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Energy Conservation, And Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. The Company derived approximately 27.1%, 36.9% and 45.7% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Process Control and Engineering Products. The Company provides process control systems specifically designed for the industrial needs of clients including sensors, temperature gauges, pressure gauges, power and energy consumption meters, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, moisture, power, energy and harmonic analyzers. Chlorination disinfection systems are also distributed by Far East in conjunction with water treatment, sewage discharge and swimming pool water treatment. Customers for the foregoing distributed products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants and instrument manufacturers. For example, the Company distributes chlorination disinfection systems to water plants located in Guangdong, PRC.

The Company derived approximately 16.8%, 18.9% and 13.1% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Special Projects And Engineering Department. In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, waste-water treatment and power generation plants and beverage producers.

The Company derived approximately 2.5%, 4.1% and 6.9% of its revenue from its Special Project Operation during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. This revenue was derived primarily from sales of products and supply systems.

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

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.2%, 1.4% and 1.1% of its revenues from Technical Support Operations during Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

Customers. During Fiscal 2008, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau. No single customer accounted for more than 5% of the Company’s revenues during Fiscal 2008. The Company does not believe that any single customer or sub-distributor is material to its operations.

Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering two new turbidity meters, manufactured by the Company.   In 2008 we introduced a Flue Gas Emissions Analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments.  In 2009, we plan to develop Continuous Emission Monitoring Systems for flue gases.

The Company believes that by establishing product assembly operations in the PRC will not only increase revenues, expand its customer base, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

Sources of Supply

The Company distributes products manufactured by a number of vendors, including Hioki, Thermo and Caliper, which are the Company’s primary suppliers, see “- Business Overview”. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has only a letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau.  Hioki has its own PRC distribution company and appointed a Japanese trading company and other distributors to sell its products in China.  The Company continues to be one of Hioki’s non-exclusive distributors.  The Company’s agreement with Thermo continues in effect for successive renewal terms of one year each, unless either party gives written notice of non-renewal at least 30 days prior to the end of any renewal term.  The Company’s agreement with Caliper is terminable on ninety days notice by either party.   Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have a short-term adverse effect on operations.

Expansion

The Company continues to seek: development of manufacturing and engineering operations as part of its core business through (a) the development and assembly of more of the Company’s own energy and environment-related equipment (see “ — Product Assembly Operations”), (b) forming joint ventures with some of our suppliers, (c) potential acquisitions of manufacturing plants in the water, air pollution and energy conversation and related businesses, and (d) potential acquisitions of engineering companies to enhance our ability to bid for and take on larger engineering projects.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from MEP, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The PRC government has established ambitious targets in its 11th Five-Year Program (2006-2010) to slash emissions of pollutants, including sulfur dioxide emissions and COD, by 10%.  The PRC government passed a law requiring power distributors to combat global warming.  A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff.    Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources.  The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

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

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, the Company’s gross profit margins were approximately 24%, 25% and 24.1%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having knowledgeable staff.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai and Fuzhou.  During 2007, the Company closed one representative office and consolidated their personnel into our retail shop, as the office did not financially contribute to the Company as anticipated. The Company has a marketing and sales force of 69 people who are paid a salary plus a sales based commission. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two percent of the Company’s sales during Fiscal 2006 through Fiscal 2008. .

Following the opening of our first retail shop in Shanghai in 2001, (closed in 2007 but absorbed into our own Shanghai Euro Tech Trading (“Shanghai Limited”), Euro Tech retail outlets are now found in a number of major cities in the PRC, including Beijing and Guangzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centers. The Company has found the six existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. In addition to the shops, we also have four branches or representative offices of these shops.  All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of our competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans aggregating approximately US$219,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurance that these shops will continue to be economically viable, that the Company will not sustain losses in connection with the loans to the shops; or the shops will result in any significant revenues or profits for the Company. Also, similar shops may be established by our competitors and/or third parties.

Foreign entities are now permitted to own retail shops in some regions of PRC.  The Company has established three wholly-owned retail shops in Chongqing, Xi’An and Guangzhou. We are closing the current retail shop in Guangzhou owned by non-officer/director, employees of the Company.  During 2007, we closed the Wuhan representative office, merging personnel into our Wuhan shop. During 2008, we closed a Guangzhou representative office, merging personnel into our Company owned retail shop in that city.  We will continue to consolidate our operations by combining the retail shops and representative offices in the same cities or close shops and offices that do not appear to be contributing to the Company as expected.

These shops (or their representative offices) were opened on the following dates:

Retail Shops

Owned by non-officer/director, employees of the Company:

Beijing	October 2001
Guangzhou	June 2002
Wuhan	November 2002
Shenyang	December 2002

Owned by the Company:

Chongqing	November 2006
Xi’An	April 2007
Guangzhou	April 2008

Representative Offices

ChengDu	March 2007
Urumqi	October 2007

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

•      Euro Tech Trading (Shanghai) Limited — a People’s Republic of China corporation

•      Euro Tech (China) Limited — a Hong Kong corporation

•      ChinaH2O.com Limited — a Hong Kong corporation

•      Shanghai Euro Tech Limited — a People’s Republic of China corporation

•      Shanghai Euro Tech Environmental Engineering Company, Ltd. — a People’s Republic of China corporation

•      Chongqing Euro Tech Rizhi Technology Company, Limited — a People’s Republic of China corporation

•      Rizhi Euro Tech Instrument (Shaanxi) Company Limited— a People’s Republic of China corporation

•      Guangzhou Euro Tech Environmental Equipment Company Limited— a People’s Republic of China corporation

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

Item 4D.            Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expired in May 2009 and has been renewed for an additional two (2) years with monthly rental payments of approximately US$8,140. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company also maintains representative offices within the PRC in the cities of Beijing, Shanghai and Fuzhou. The Beijing and Shanghai sales offices are owned by the Company. The Fuzhou sales office is rented pursuant to a short-term lease of approximately US$509 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$1,962.  Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rental of approximately US$2,458.  Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rental of approximately US$1,128.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a 3 year lease expiring in January 2012, providing for a monthly rental of approximately US$6,542.

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

The Company, through its majority owned subsidiaries, Pact and Yixing, its wholly-owned subsidiary, Shanghai — Environmental, and its affiliate, BlueSky, engages in water and waste-water treatment engineering business and air pollution control business.

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 18% and approximately 80% of its revenue from Hong Kong and the PRC, respectively in Fiscal 2008. Net income decreased approximately US$273,000, or 64%, in Fiscal 2008 to US$149,000, compared to US$422,000 in Fiscal 2007, primarily due to a decrease in interest income of approximately US$211,000 and an increase in selling and administrative expenses of approximately US$628,000, partially offset by the increase in gross profits.

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

Item 5A.            Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2006	83%	16%
2007	79%	20%
2008	80%	18%

Sales to customers situated in Macau and elsewhere through Fiscal 2008 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

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

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2008		2007		2006		2005		2004
Revenue	31,738	100%	27,230	100%	27,161	100%	31,250	100%	32,282	100%
Cost of revenue	24,154	76.1%	20,398	74.9%	20,606	75.9%	24,681	79.0%	27,033	83.7%
Gross Profit	7,584	23.9%	6,832	25.1%	6,555	24.1%	6,569	21.0%	5,249	16.3%
Selling and administrative Expenses	7,213	22.7%	6,585	24.2%	5,961	21.9%	5,418	17.3%	4,801	14.9%
Income before income Taxes	560	1.8%	664	2.4%	835	3.1%	1,358	4.3%	569	1.8%
Income taxes	321	1.0%	144	0.5%	156	0.6%	328	1.0%	167	0.5%
Minority Interest in profits of subsidiaries	(363)	1.1%	(345)	1.3%	(318)	1.2%	(318)	1.0%	—	0.0%
Equity in profit of Affiliates	273	0.9%	247	0.9%	—	0.0%	21	0.0%	192	0.6%
Net income	149	0.5%	422	1.5%	361	1.3%	733	2.3%	594	1.8%

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$ 4,508,000 or 16.5% to approximately US$31,738,000 in Fiscal 2008 from approximately US$27,230,000 in Fiscal 2007. The revenue from engineering activities increased by approximately US$3,079,000 as a result of an increase in the number of engineering contracts completed, whilst revenues from trading and manufacturing activities increased by approximately US$1,429,000 resulting from increases in sales of products for environmental pollution and food safety analysis application.  Pact-Yixing’s revenues of approximately US$$9,260,0000 and US$6,981,000 were included in our revenues in Fiscal 2008 and Fiscal 2007, respectively.

Gross profits increased by approximately US$752,000 or 11.0% to approximately US$7,584,000 for Fiscal 2008 as compared to approximately US$6, 832,000 for Fiscal 2007. During Fiscal 2008, the Company’s cost of revenue was approximately US$24,154,000, or 76.1% of revenues, in comparison to approximately US$20,398,000, or 74.9% for Fiscal 2007.  Cost of revenue expressed as a percentage of revenue increased by 1.2% in Fiscal 2008 as compared with Fiscal 2007.  The gross profit margin percentage decrease was due principally to a decrease in gross profit margin percentage for engineering activities as material prices generally increased in Fiscal 2008. Yixing-Pact contributed approximately US$2,610,000 to our gross profit margin in Fiscal 2008, an increase of approximately US$484,000 from Fiscal 2007.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$7,213,000 in Fiscal 2008, an increase of approximately US$628,000 or 9.5% from approximately US$6,585,000 in Fiscal 2007. The increase was principally due to the increase of Yixing-Pact expenses of approximately US$307,000 as a result of increases in expenses related to its increased revenue.  These expenses included a staff increase from 57 in Fiscal 2007 to 76 in Fiscal 2008.  The PRC inflation rate of 5.9%, the average appreciation rate of 6% for RMB against the US$ in 2008 and increases in stock-based compensation expenses of US$69,000 also contributed to the increase in selling and administrative expenses.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$273,000 represented our share of net profit after taxes of BlueSky and Jia Huan.

Interest Income. Interest income decreased by approximately US$211,000 or 82.4% to approximately US$45,000 in Fiscal 2008 from approximately US$256,000 for Fiscal 2007. The decrease was primarily due to the significant drop in interest rates and decrease in average bank deposit balances during Fiscal 2008 compared to Fiscal 2007 resulting from funds used in acquiring affiliates.

Other Income. Other income decreased by approximately US$17,000 or 10.6% to approximately US$144,000 in Fiscal 2008 from approximately US$161,000 in Fiscal 2007. The decrease in other income was principally due to a gain of disposal of plant and equipment of approximately US$19,000 for Fiscal 2007 while there was no such gain in Fiscal 2008.

Income Taxes. Taxes increased by US$177,000 to approximately US$321,000 in Fiscal 2008 from approximately US$144,000 in Fiscal 2007. This increase was primarily the result of increased taxable profits.

Net Income. Income from continuing operations decreased by approximately US$273,000 or 65% to approximately US$149,000 in Fiscal 2008 from approximately US$422,000 in Fiscal 2007.   The decrease was primarily due to the decrease in interest income and the increase in selling and administrative expenses, partially offset by the increase in gross profit.

Fiscal Year ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$ 699,000 or 0.3% to approximately US$27,230,000 in Fiscal 2007 from approximately US$27,161,000 in Fiscal 2006. The increase in revenues was primarily due to increasing revenues of approximately US$2,302,000 from engineering activities as there was an increase in the number of engineering jobs completed in Fiscal 2007, as a result of Pact and Yixing having established operations in the PRC and they have been receiving a greater volume of orders in the recent years, despite declining revenues of approximately US$2,233,000 from trading activities as a greater number of our key or exclusive suppliers have been marketing their products or selling into the China market, either directly or through distributors other than the Company.  After the Company acquired its majority interest in Pact-Yixing in October 2005, Pact-Yixing’s revenues of approximately US$$6,981,000 and US$3,953,000 were included in our revenues in Fiscal 2007 and Fiscal 2006, respectively.

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

Interest Income. Interest income increased by approximately US$161,000 or 169.5% to approximately US$256,000 in Fiscal 2007 from approximately US$95,000 for Fiscal 2006. The increase was primarily due to the increase in average bank deposit balances during Fiscal 2007 compared to Fiscal 2006.

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

Item 5B.            Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2008 and Fiscal 2007 were approximately US$8,583,000 and US$10,099,000, respectively.

At the end of Fiscal 2008 and Fiscal 2007, the Company’s accounts receivable were approximately US$6,707,000 and US$4,968,000, respectively.  During Fiscal 2008, the Company generated net cash of approximately US$644,000 from its operating activities from net income and increase in accounts payable while funding an increase in inventories, accounts receivable, prepayments and other current assets and decrease in other payables and accrued expenses.

During Fiscal 2008 and Fiscal 2007, the Company used approximately US$$3,163,000 and US$4,415,000 in investing activities, respectively.  The Company used approximately US$99,000 and US$250,000 to purchase facilities and equipment in Fiscal 2008 and Fiscal 2007, respectively.  During Fiscal 2008 and Fiscal 2007, the Company used approximately US$56,000 and released US$83,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks.  During Fiscal 2008 and Fiscal 2007, Yixing-Pact paid dividends of approximately US$ Nil and US$140,000, respectively to minority interest shareholders. During Fiscal 2008, the Company used approximately US$2,610,000 to acquire a 20% equity interest in Jia Huan. During Fiscal 2007, the Company used approximately

US$4,151,000 to acquire 20% equity interest in Blue Sky. Additionally, a final payment of US$692,000 was made in June 2008, based on Blue Sky’s net profits for its fiscal year ended December 31, 2007. During Fiscal 2008, the Company received dividends of approximately US$294,000 from Blue Sky.

The Company received approximately US$51,000 and US$3,720,000, respectively, in Fiscal 2008 and Fiscal 2007 from financing activities resulting from the issuance of its ordinary shares resulting from the exercise of stock options. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$2,564,000 at December 31, 2008. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$9,387,000 at the end of Fiscal 2007 to approximately US$7,146,000 at the end of Fiscal 2008. The principal reasons for the decrease in cash were the increase in accounts receivable by approximately US$1,739,000 and the use of approximately US$3,302,000 to purchase interests in its affiliates.  However, the Company was able to partially offset the increase in its accounts receivable and to the funds provided to affiliates by an increase in accounts payables of approximately US$2,726,000.  The Company plans to use cash on hand primarily to expand its manufacturing plant and environmental engineering business.

The Company’s net accounts receivable increased from approximately US$4,968,000 at the end of Fiscal 2007 to approximately US$6,707,000 at the end of Fiscal 2008. This increase was principally the result of the receipt of substantial sales orders received near the end of Fiscal 2008.

The Company’s inventory increased from approximately US$2,012,000 at the end of Fiscal 2007 to approximately US$2,600,000 at the end of Fiscal 2008 due to an increase in Pact- Yixing’s sales orders.

The Company’s capital expenditures were approximately US$250,000 and US$99,000 in Fiscal 2007 and Fiscal 2008, respectively. Capital expenditures during Fiscal 2007 and Fiscal 2008 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures.  The Company continues to seek targets for acquisition and facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

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

Revenues and profits in long term fixed price contracts or the engineering income are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.  This approach relies on estimates of total expected direct costs of completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” (SFAS No. 160) SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (FAS No. 141(R)), which replaces FASB Statement No. 141. FAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which is our year beginning January 1, 2009. An entity is precluded from implementing Statement 141R early. We are currently evaluating the potential impact, if any, of the adoption of FAS No. 141(R) on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (SFAS No. 161).  SFAS No. 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows.  SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company has no derivative instruments or hedging activities and this pronouncement is only disclosure-related; accordingly, SFAS 161 has no impact on the Company’s financial position, consolidated results of operations or cash flows.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3)”.  FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets.  It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date.  Early adoption is not permitted. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date.  The impact of FSP FAS No. 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS No. 165). SFAS No. 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is applicable for interim or annual periods after June 15, 2009. The application of SFAS No. 165 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (SFAS No. 166). SFAS No. 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No. 166 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 166 on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS No. 167). SFAS No. 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 167 on the consolidated financial statements.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

Item 5C.          Research and Development, Patents and Licenses

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, the Company expensed approximately US$89,000, US$47,000 and US$55,000, respectively, on the development of its products.  It is anticipated that an additional US$250,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2009.

Item 5D.          Trend Information

There are increasing demands in the PRC for clean water, clean air, greater industrial pollution controls, waste management and electricity.  We also see additional distributors competing with us.  However, given the political situation in the PRC, trends could quickly disappear and we do not know if they will continue in the future.  We note that, as evidenced by our acquisition of Pact-Yixing, we are placing greater emphasis on developing our engineering solution business in an effort to capitalize on these increased demands (clean water, pollution controls and waste management).

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Item 5E.          Off Balance Sheet Arrangements

None.

Item 5F.          Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	177,000	US$	154,000	US$	23,000	—	—

Total Contractual Cash Obligations	US$	177,000	US$	154,000	US$	23,000	—	—

6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.          Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	65	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	50	Director and Chief Financial Officer

Alex Sham	45	Director

Y.K. Liang	79	Director

Ka Chong Cheang	80	Director

Xu Hong Wang	41	Director

Li Da Weng	64	Director

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

None of the Company’s directors, officers or beneficial owners of ten percent or more of its Common Stock are required to file any reports pursuant to Section 16(a) of the Exchange Act.

The Company had 3 meetings of its Board of Directors during Fiscal 2008, while its Audit Committee had 3 meetings during Fiscal 2008.

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

Item 6B.          Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2008, Fiscal 2007 and Fiscal 2006 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company.  No other executive officer or employee received in excess of US$100,000 as cash compensation during those fiscal periods.

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

		Salary US$	Bonus US$

T.C. Leung, Chairman of the Board of Directors and Chief Executive Officer	2008 2007	154,000 155,000	— —
	2006	159,000	—

George Hayek	2008	110,000	—
	2007	110,000	—
	2006	110,000	—

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

During the years ended December 31, 2008, 2007 and 2006, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$291,000, US$245.000 and US$202,000, respectively.

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

The purchase price per share of the Ordinary Shares to be paid upon the exercise of the option must be at least 100% of the fair market value of an Ordinary Shares on the date on which the option was granted. Under the Plans, if the Ordinary Shares are principally traded on a national securities exchange or the Nasdaq Global Market or Capital Market at the time of grant, the Company is required to use, at fair market value, the average of the closing prices of the Ordinary Shares for the ten consecutive trading days immediately before the date of grant. If the Ordinary Shares are traded on a national securities exchange or the Nasdaq Stock Global Market or Capital Market, but no closing prices are reported for such ten-day period, or if the Ordinary Shares are principally traded in the over-the-counter market, the Company is required to use, as fair market value, the average of the mean between the bid and asked prices reported for the Company’s Ordinary Shares at the close of trading during such ten-day period before the date of grant. If the Ordinary Shares are traded neither on a national securities exchange, one of the Nasdaq’s Markets nor in the over-the-counter market or if bid and asked prices are otherwise not available, the fair market value of the Ordinary Shares on the date of grant will be determined in good faith by the Committee or the Board of Directors, as the case may be.

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

Names of Executive Officers and Directors	Shares Subject To the (Remaining) Officers Plans Options		Per Share Exercise Price
			(US$)
T.C. Leung	170,000	(1)	0.5857

Xu Hong Wang	10,000	(1)	0.5857
	10,920	(2)	0.5787

	31,500	(2)	0.8191

All executive officers and Directors as a group	222,420		0.5787- 0.8191	(3)

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

As of December 31, 2008, 1,531,920 options had been exercised, including 300,300 options, 397,300 options and 205,800 options exercised by Mr. Leung at prices of US$0.5787, US$0.5857 and US$0.8191 per share, respectively.

2007 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 880,000 ordinary shares have been reserved for issuance under the Company’s 2007 Officers’ and Directors’ Stock Option and Incentive Plan (the “2007 D&O Stock Options”).  The 2007 D&O Stock Options provide for the grant of options to its directors and officers as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.  The management, terms and conditions of the 2007 Officers’ and Directors’ Stock Option Plan are substantially similar to the Company’s 2000 Officers and Directors Plan.  All the 672,000 options granted to the executive officers and directors of the Company were surrendered and cancelled in 2008.

2000 Stock Options Plan

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

During the year ended December 31, 2008, 32,000 options with an exercise price of US$2.56 per share were granted to its employees.  These options were subsequently surrendered and cancelled during the vesting period.  During the same year, 24,570 options with exercise price of US$ 0.5787 per share were exercised.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2008.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2008		2007		2006
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	1,290,840	1.74	3,938,296	1.32	5,978,806	1.31
Granted	205,000	2.56	499,000	3.27	55,000	2.91
Cancelled	(704,000)	(3.07)	(451,210)	(1.58)	(46,620)	(1.13)
Exercised	(208,370)	(0.60)	(2,695,246)	(1.44)	(2,048,890)	(1.33)

Outstanding, end of year	583,470	0.84	1,290,840	1.74	3,938,296	1.32

Exercisable, end of year	583,470	0.84	791,840	0.78	3,923,296	1.32

As of December 31, 2008, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 2.7 years.

As of December 31, 2008	Shares	Intrinsic Value
		US$’ 000

Total outstanding in-the-money options	538,470	119,000

Total vested in-the-money options	538,470	119,000

The Total intrinsic value of share option exercised for the twelve months ended December 31, 2008 and 2007 were approximately $374,000 and $3,492,000, respectively. At of December 31, 2008, there was no unrecognized stock-based compensation expense related to unvested stock options.

The Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation using the modified prospective application transition method.  Statement 123(R) requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially effect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Item 6C.                                                 Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s seven directors, all were re-elected at the Company’s last annual meeting of shareholders in September 2008.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2008, the Audit Committee met 3 times, being attended by all members.

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

Item 6D.                                              Employees

The Company (exclusive of Yixing-Pact) has approximately 149 full-time employees. At December 31, 2008, 2007 and 2006, staffing levels were approximately as follows:

	2008	2007	2006

Marketing and sales	61	65	71

Administrative	49	49	55
Technical	39	32	32

Total full time employees	149	146	158

Pact and Yixing have approximately 76 full-time employees. At December 31, 2008, 2007 and 2006, respectively, staffing levels were approximately as follows: Engineers; 54, 35 and 24, Administrative Persons; 22, 22 and 11.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

Item 6E.          Share Ownership

With respect to the share ownership of the directors and senior management of the Company, reference is made to Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.          Major Shareholders

The following table sets forth, as of June 1, 2009, certain information concerning beneficial ownership of the Company’s voting shares on that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)(3)	6,118,998	51.9%

Pearl Venture Ltd.(1)(2)	1,478,675	12.7%

Alex Sham(1)	342,300	2.9%

Jerry Wong(1)	191,766	1.7%

Y.K. Liang(1)	*	*

Xu Hong Wang(1)(3)	84,420	0.7%

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (7 persons)(2) (3)	6,737,484	56.9%

*	Denotes Nil

(1)

The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.

(2)

Includes shares of the Company’s Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung. Also includes those Company Ordinary Shares owned of record by Regent, of which Pearl is the majority shareholder .

(3)

Gives effect to the exercise of the 2000 Officers and Directors Plan, 2000 Employees Plan and 2002 Officers and Directors Plan Options owned of record by such persons and which have vested or will vest within six (6) months of the date of this Report. See Item 6B. “Compensation.”

Item 7B.          Related Party Transactions

See Item 6B. Compensation.

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

ITEM 9.          THE OFFERING AND LISTING

Item 9A.          Listing Details

The Company has one class of securities presently registered: Ordinary Shares. These securities are presently traded on the NASDAQ’s Capital Market under the trading symbols “CLWT”, and have so traded since the Company’s Public Offering in March 1997.

The following prices are not adjusted to reflect a stock dividend of 50% issued in August 2004.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2004	0.933	7.327
2005	2.700	6.590
2006	1.680	5.740
2007	1.81	5.14
2008	0.66	3.15

Quarters Ended	Low	High
	US$	US$

March 31, 2007	2.450	4.520
June 30, 2007	2.18	3.70
September 30, 2007	1.81	3.97
December 31, 2007	2.21	5.14
March 31, 2008	1.93	3.04
June 30, 2008	1.70	3.15
September 30, 2008	1.13	2.30
December 31, 2008	0.66	1.46
March 31, 2009	0.4	1.09

The Following Months	Low	High
	US$	US$
January 2009	0.75	1.09
February 2009	0.41	0.83
March 2009	0.40	0.74
April 2009	0.64	1.10
May 2009	0.83	1.13

The Ordinary Shares were held by approximately 44 holders of record as of June 1, 2009. Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has in excess of 1,900 beneficial holders of its Ordinary Shares.

Item 9C. Markets

See Item 9A. “Listing Details.”

ITEM 10.                                              ADDITIONAL INFORMATION

Item 10A.                                          Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2008, there were 11,820,339 Ordinary Shares and no shares of Preferred Stock, issued and outstanding.  As of December 31,2008 approximately 381,692 Ordinary Shares were held by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does not permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e .., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Island company being more limited than those rights of shareholders in a United States company.

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

Item 10C.      Material Contracts

On April 29, 2007, Far East entered into a subscription agreement with Blue Sky and Blue Sky’s management shareholders to purchase twenty (20%) percent of the equity capital of Blue Sky (the “Blue Sky Agreement”) for a total of US$4,700,000 of which US$4,000,000 was paid in August 2007 with a final payment of US$692,000 to be paid by the end of June 2008 based upon Blue Sky’s net profits for its fiscal year ended December 31, 2007. The Blue Sky Agreement contains certain provisions requiring Far East’s written consent prior to Blue Sky; taking on new shareholders, pledging or selling assets, declaring a dividend, amending its constitution, guaranteeing the obligations of third parties, dismissing management or changing their rates of compensation, appointing directors and similar provisions. Far East also has the right to appoint a non-executive director to Blue Sky, who will not participate in the day to day management of Blue Sky.  In the event Blue Sky sells additional shares, Far East has the right to maintain its 20% interest by paying the same price as any proposed purchaser.  Pursuant to the Blue Sky Agreement, in March 2008, Blue Sky declared a dividend to be paid in December 2008, to its shareholders.  The Company estimates Blue Sky’s dividends to Far East will approximate US$80,000. As part of the Blue Sky Agreement, Far East agreed that if it was able and circumstances permit, it would undertake the obligation of guaranteeing loans of not more than US$2,900,000 for Blue Sky.

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

As part of its acquisitions of Yixing and Pact, the Company granted the minority shareholders of both entities the right to require the Company to purchase the remaining securities of Yixing and Pact pursuant to a formula that would obligate the Company to pay the minority shareholders approximately $1,962,000.  There has been no indication to the Company from the minority shareholders that they desire to sell their shares.  See Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”.

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

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 16.5% on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 18%, (a rate currently levied by the Pudong local Tax Bureau despite the National Tax Bureau Rate of 25%) after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and pense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2008, SET had an assessable loss brought forward of US$242,253 as agreed by the local tax authority to offset its profits for the coming years. This loss will expire in five years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 18% for the two year period ending this year, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that is entitled to a tax rate of 25%.  Pact Asia Pacific Limited is situated in the British Virgin Islands where there are no taxes imposed on it.  However, part of its profits is subject to Hong Kong profits tax at a rate of 16.5% in Fiscal 2008 as to those profits earned in Hong Kong.

VIES of the Group provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2008, certain VIEs had aggregated assessable losses carried forward of US$99,830 as agreed by the local tax authority.

The Company’s effective tax for Fiscal 2008, was a weighted average statutory tax rate of 57.3%. Principal adjustments to this statutory tax rate was a valuation allowance of 17.8% for Fiscal 2008.

Accumulated tax losses of Shanghai Euro Tech Limited, another subsidiary incorporated in the PRC, available to offset against future profit were US$242,253, US$225,300 and US$305,975, respectively, during Fiscal 2008, Fiscal 2007 and Fiscal 2006.

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

Item 10I.       Subsidiary Information

The Company will submit the separate financial statements of Blue Sky, as required under Regulation S-X 210.3-09, once they are ready.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2008. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16A.     Audit Committee Financial Expert

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.  The Committee includes Messrs. Y.K. Liang, Ka Chong Cheang and Li Da Weng.  Mr. Y.K. Liang is the “financial expert” on that committee.

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

Item 16C.      Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO Limited who were our principal external auditors, for 2008 and 2007, respectively.

	For the Year Ended December, 31
	2008	2007
	US$	US$

Audit fees(1)	154,000	189,000
Audit-related fees(2)	Nil	25,000
Tax fees(3)	3,800	8,100
All other fees	Nil	Nil

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

(2)            “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Item 16E.      Purchases of Equity Securities By Issuer and Affiliated Purchasers.

During the following months in 2008, T.C. Leung , our Chief Executive Officer and principal shareholder, either directly or through an entity beneficially owned by him (Regent), purchased shares in the open market from time to time.

As of December 31,2008, the Company shares have been purchased by him at prices ranging from $US0.88 to $US1.00 with an average price per share of $US0.94 as more particularly set forth below:

Period	(a) Total Number of Shares Purchased	(b) Average Price Per Share

November 1, 2008 to November 30, 2008	1,300	US$	0.95
December 1, 2008 to December 31, 2008	1,100	US$	0.91

In November 2008, the Company adopted a program to repurchase up to 300,000 of its issued and outstanding Ordinary Shares by December 31, 2009. This gives Euro Tech the ability to purchase the shares in the open market or through negotiated or block transactions from time to time based on market and business conditions over the next 6 months. Under this program, the Company has the ability to purchase its Ordinary Shares in the open market or through negotiated or block transactions from time to time based on market and business conditions until the end of 2009.  As of December 31, 2008, 41,041 of the Company’s Ordinary Shares have been purchased by the Company under this program at prices ranging from US$0.93 to US$1.1 with an average price per share of US$1.07 as more particularly described below:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 1, 2008 to November 30, 2008	12,691	US$	1.06	12,691	287,309
December 1, 2008 to December 31, 2008	28,350	US$	1.08	28,350	258,959

PART III

ITEM 18.       FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.       EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

4.12	2007 Officers and Directors Option Plan (8)

8.1	List of Subsidiaries (9)

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (9)

10.4	Share Subscription Agreement among Registrant’s subsidiary, Zhejang Tianlan Limited (“Blue Sky”) and the Management Shareholders of Blue Sky (9)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

*	Filed Herewith

(1)	Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.

(2)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 1999.

(3)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2000.

(4)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on February 11, 2002.

(5)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on December 8, 2005.

(6)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on July 24, 2002.

(7)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on August 19, 2002.

(8)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on August 14, 2007.

(9)	Incorporated by reference,, previously filed as an Exhibit to Registrant’s Report on Form 20-F, filed on June 28,2008.,

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

Dated: June 29, 2009

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLIDATED CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2008 and 2007 and the results of its consolidated operations and cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with generally accepted accounting principles in the United States of America.

/s/ BDO Limited

Hong Kong, June 26, 2009

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31

	Note	2008	2007
		US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents		7,146	9,387
Restricted cash		388	332
Accounts receivable, net	6	6,707	4,968
Prepayments and other current assets		1,041	912
Inventories, net	7	2,600	2,012
Taxation recoverable		—	12
Total current assets		17,882	17,623

Property, plant and equipment, net	8 & 21(iii)	1,513	1,622

Investments in affiliates	9	7,679	5,046

Goodwill	12	1,060	1,060

Deferred tax assets	4	144	131

Total assets		28,278	25,482

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		5,838	3,112
Other payables and accrued expenses	10	2,844	3,892
Taxation payable		617	520
Total current liabilities		9,299	7,524

Minority interest		1,986	1,545

Commitments and contingencies	19	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (2007: 20,000,000) shares authorized; 12,202,031 (2007: 12,024,901) shares issued and outstanding	11	122	120
Additional paid-in capital		9,495	9,229
Treasury stock, 381,692 (2007: 340,651) shares at cost	13	(281)	(237)
PRC statutory reserve	14	200	165
Accumulated other comprehensive income		478	271
Retained earnings		6,979	6,865
Total shareholders’ equity		16,993	16,413

Total liabilities and shareholders’ equity		28,278	25,482

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	Note	2008		2007		2006
		US$’000		US$’000		US$’000

Revenue
Trading and manufacturing		21,439		20,010		22,243
Engineering		10,299		7,220		4,918

Total revenue	21(i) & (ii)	31,738		27,230		27,161

Cost of revenue
Trading and manufacturing		(16,618)		(15,406)		(17,321)
Engineering		(7,536)		(4,992)		(3,285)

Total cost of revenue		(24,154)		(20,398)		(20,606)
Gross profit		7,584		6,832		6,555

Selling and administrative expenses		(7,213)		(6,585)		(5,961)
Operating income		371		247		594
Interest income		45		256		95
Other income, net	3	144		161		146
Income before income taxes, minority interest and equity in profit of affiliates		560		664		835

Income taxes	4	(321)		(144)		(156)

Minority interest in profits of subsidiaries		(363)		(345)		(318)

Equity in profit of affiliates		273		247		—
Net income for the year		149		422		361

Net income per ordinary share
- Basic		US$	0.01	US$	0.04	US$	0.04

- Diluted		US$	0.01	US$	0.03	US$	0.03
Weighted average number of ordinary shares outstanding
- Basic	5	11,824,153		11,105,556		8,047,911

- Diluted	5	12,212,058		12,095,335		10,787,420

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	149	422	361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	218	232	216
Stock based compensation expense	217	148	—
Loss (Gain) on disposal of property, plant and equipment	1	(19)	1
Minority interest in profits of subsidiaries	363	345	318
Equity in profit of affiliates	(273)	(247)	—
Deferred tax assets	(10)	(96)	—
Deferred tax liabilities	—	—	(4)
(Increase) decrease in current assets:
Accounts receivable, net	(1,739)	(54)	553
Prepayments and other current assets	(129)	(189)	(80)
Inventories, net	(588)	16	704
Taxation recoverable	12	—	30
Increase (decrease) in current liabilities:
Accounts payable	2,726	(1,080)	(435)
Other payables and accrued expenses	(400)	896	(222)
Taxation payable	97	75	23
Net cash provided by operating activities	644	449	1,465
Cash flows from investing activities:
Purchase of property, plant and equipment	(99)	(250)	(106)
Proceeds on disposal of property, plant and equipment	—	43	—
Dividend received from affiliates	294	—	—
Investments in affiliates	(3,302)	(4,151)	—
Restricted cash for issuance of bank guarantees	(56)	83	(111)
Dividend paid to minority interest	—	(140)	(135)
Net cash used in investing activities	(3,163)	(4,415)	(352)
Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	51	3,720	2,607
Purchase of treasury stock	(44)	—	—
Cash from issuance of registered capital in subsidiary to minority interest	—	200	—
Net cash provided by financing activities	7	3,920	2,607
Effect of exchange rate changes on cash and cash equivalents	271	273	78

Net (decrease)/increase in cash and cash equivalents	(2,241)	227	3,798
Cash and cash equivalents, beginning of year	9,387	9,160	5,362
Cash and cash equivalents, end of year	7,146	9,387	9,160

	US$’000	US$’000	US$’000
Supplementary information
Interest received	45	256	95
Interest paid	—	—	—
Income taxes paid	233	166	125
Shares surrendered for exercise of stock options	73	155	168

As at December 31, 2007 there was a final consideration of US$648,000 payable in relation to the acquisition of Zhejiang Tianlan Desulfurization and Dust—Removal Co., Ltd. included in other payables and accrued expenses.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	Number of Ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	PRC statutory reserve	Retained earnings	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2006	7,363,002	74	2,800	(237)	(10)	72	6,193	8,892
Net income	—	—	—	—	—	—	361	361
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	79	—	—	79
Total comprehensive income								440
Shares surrendered for exercise of stock options	(36,700)	—	(168)	—	—	—	—	(168)
Exercise of stock options	2,048,890	20	2,706	—	—	—	—	2,726
Transfer of reserve	—	—	—	—	—	16	(32)	(16)
Stock-based compensation expense	—	—	49	—	—	—	—	49
Balance as of December 31, 2006	9,375,192	94	5,387	(237)	69	88	6,522	11,923
Net income	—	—	—	—	—	—	422	422
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	202	—	—	202
Total comprehensive income								624
Shares surrendered for exercise of stock options	(45,537)	(1)	(154)	—	—	—	—	(155)
Exercise of stock options	2,695,246	27	3,848	—	—	—	—	3,875
Transfer of reserve	—	—	—	—	—	77	(79)	(2)
Stock-based compensation expense	—	—	148	—	—	—	—	148
Balance as of December 31, 2007	12,024,901	120	9,229	(237)	271	165	6,865	16,413
Net income	—	—	—	—	—	—	149	149
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	207	—	—	207
Total comprehensive income								356
Purchase of treasury stock	—	—	—	(44)	—	—	—	(44)
Shares surrendered for exercise of stock options	(31,240)	—	(73)	—	—	—	—	(73)
Exercise of stock options	208,370	2	122	—	—	—	—	124
Transfer of reserve	—	—	—	—	—	35	(35)	—
Stock-based compensation expense	—	—	217	—	—	—	—	217
Balance as of December 31, 2008	12,202,031	122	9,495	(281)	478	200	6,979	16,993

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

Details of the Company’s significant subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and

			testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	51%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	51%	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Desulfurization and Dust—Removal Co. Ltd.	20%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%**	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

* In the year 2007, the Company acquired 20% equity interest of this company.

** In the year 2008, the Company acquired 20% equity interest of this company.

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

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in FIN 46 (R).  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$107,386 and US$66,412, as of December 31, 2008 and US$150,602 and US$289,127, as of December 31, 2007, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2008 were US$41,443 (2007: profits of US$17,638 and 2006: losses of US$152,723), including taxes of US$3,126 (2007: US$11,118 and 2006: US$6,814).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these entities do not have recourse to the general credit of the Group.  The Group will provide all the needed financing for the VIEs.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies (Continued)

(c)          Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts or the engineering income are recorded under the percentage of completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately.

(d)          Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$89,000, US$47,000 and US$55,000 for the years ended December 31, 2008, 2007 and 2006 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(e)          Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$40,000, US$78,000 and US$76,000 for the years December 31, 2008, 2007 and 2006 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

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

Effective January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes.” In accordance with FIN No. 48, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.  The Company did not have such uncertain tax positions in 2007 and 2008.

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

(h)          Receivables and Other Assets

Receivables and other assets are recorded at their nominal values.  Valuation allowances are provided for identified individual risks for these line items.  If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.  Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

(k)         Impairment

The Group has adopted SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets” which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.  There were no impairment losses recorded during each of the three years ended December 31, 2008.

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

(s)          Stock-based Compensation

The Group adopted the provisions of Statement 123 (revised 2004) (Statement 123(R)), Share-Based Payment, which revises Statement 123, Accounting for Stock-Based Compensation using the modified prospective application transition method Statement 123(R) requires the Group to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

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

(v)          Segment Information

The Company’s segment reporting is prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.  The management approach required by SFAS No. 131 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.  The Company categorizes its operations into two business segments: Trading and Manufacturing, and Engineering.

(w)         Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (FAS No. 141 (R)), which replaces FASB Statement No. 141. FAS No. 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS No. 141 (R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be the Company’s year beginning January 1, 2009. An entity is precluded from implementing Statement 141R early. The Company is currently evaluating the potential impact, if any, of the adoption of FAS No. 141 (R) on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (SFAS No. 161).  SFAS No. 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows.  SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company has no derivative instruments or hedging activities and this pronouncement is only disclosure-related; accordingly, SFAS 161 has no impact on the Company’s financial position, consolidated results of operations or cash flows.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3)”.  FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets.  It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date.  Early adoption is not permitted. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date.  The impact of FSP FAS No. 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS No. 165). SFAS No. 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is applicable for interim or annual periods after June 15, 2009. The application of SFAS No. 165 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (SFAS No. 166). SFAS No. 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No. 166 in applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 166 on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS No. 167). SFAS No. 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 167 on the consolidated financial statements.

The Company does not believe that any other of the recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3              Other income, net

	2008	2007	2006
	US$’000	US$’000	US$’000
Gain/(loss) on disposal of property, plant and equipment	(1)	19	(1)
Exchange gain, net	120	104	130
Rental income	25	38	17
	144	161	146

4              Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2008 (2007 and 2006: 17.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 18% (2007 and 2006:15%) (a rate currently levied by the Pudong local Tax Bureau despite the rate National Tax Bureau of 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2008, SET had an assessable loss carried forward of US$242,253 as agreed by the local tax authority to offset its profit for the coming year (2007: US$225,300). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 18% (2007: 15%) for two years starting from 2007, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2007: 27%). Pact Asia Pacific Limited operates in the British Virgin Islands where there are no taxes imposed on it. However, part of its profit is subject to Hong Kong profits tax at a rate of 17.5% in year 2007 as the profit is earned in Hong Kong.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2007: 33%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2008, certain VIEs had aggregated assessable losses carried forward of US$99,830 as agreed by the local tax authority (2007: US$118,161).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

Income before income taxes:

	2008	2007	2006
	US$’000	US$’000	US$’000

Domestic	—	—	—
Foreign	560	664	835
	560	664	835

The provision for income taxes consists of:

	2008	2007	2006
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic	—	—	—
Foreign	331	240	163
Total current provision	331	240	163

Deferred tax benefit:
Domestic	—	—	—
Foreign	(10)	(96)	(7)
Total deferred provision	(10)	(96)	(7)

The reconciliation of the weighted average statutory income tax rate to the effective income tax rate as stated in the consolidated statements of income is as follows:

	2008	2007	2006

Weighted average statutory tax rate	39.8%	11.3%	14.3%
Change in valuation allowances	17.8%	17.1%	5.5%
Over-provision for income tax in prior years	—%	—%	(0.5)%
Others	(0.3)%	(6.8)%	(0.6)%
Effective tax rate	57.3%	21.6%	18.7%

The components of deferred tax assets are as follows:

	2008	2007
	US$’000	US$’000

Deferred tax assets arising from tax losses	147	137
Deferred tax liabilities arising from temporary differences	(3)	(6)
Less: Valuation allowances	—	—
Net deferred tax assets	144	131

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5              Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2008	2007	2006
	US$’000	US$’000	US$’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic net income per share	11,824,153	11,105,556	8,047,911
Effect of dilutive potential ordinary shares: Stock options	387,905	989,779	2,739,509
Weighted average number of ordinary shares for the purposes of diluted net income per share	12,212,058	12,095,335	10,787,420

6              Accounts receivable

	2008	2007
	US$’000	US$’000

Trade receivables	6,792	5,063
Less: Allowance for doubtful debts	(85)	(95)
	6,707	4,968

	2008	2007
	US$’000	US$’000
Allowance for doubtful debts
Balance at beginning	95	86
Released/(charged) to costs and expenses	8	28
Write off	(18)	(19)
Balance at end	85	95

As of December 31, 2008, accounts receivables in the form of bills receivable through banks amounted to US$50,000 (2007: US$ 26,000).

7              Inventories, net

	2008	2007
	US$’000	US$’000

Raw materials	162	76
Work in progress	365	108
Finished goods	2,073	1,828
	2,600	2,012

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2008, and 2007, provision for obsolete and slow moving inventories amounted to US$68,758 and US$28,064, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

8              Property, plant and equipment

	2008	2007
	US$’000	US$’000

Office premises	2,257	2,257
Leasehold improvements	150	140
Furniture, fixtures and office equipment	857	776
Motor vehicles	162	173
Testing equipment	77	77
	3,503	3,423

Less: Accumulated depreciation	(1,990)	(1,801)
	1,513	1,622

	2008	2007	2006
	US$’000	US$’000	US$’000
Depreciation charge	218	232	216

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

During the year ended December 31, 2007, the Group acquired 20% equity interests in Zhejiang Tianlan Desulfurization and Dust—Removal Co. Ltd, a company incorporated in the PRC for a total consideration of US$4,648,000.  The Group believes that after this acquisition, it has a strategic partner to work with in China for the environmental protection business. With this affiliate’s technology and technical support, it can now provide services and environmental solutions not only for water and wastewater treatment but also for air pollution control for industrial clients in China. Investments in this affiliate are accounted for using the equity method of accounting.

A summary of the financial information of the affiliate, Zhejiang Tianlan Desulfurization and Dust—Removal Co. Ltd, is set forth below:

Balance Sheet:	2008	2007
	US$’000	US$’000
Current assets	16,952	16,110
Non-current assets	5,504	2,487
Total assets	22,456	18,597
Current and total liabilities	(9,831)	(7,328)
Total shareholders’ equity	12,625	11,269

Operating results:	2008	2007
	US$’000	US$’000
Net sales	14,688	10,535
Operating profits	1,396	2,281
Net profits	1,215	1,927

During the year ended December 31, 2008, the Group acquired 20% equity interests in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”), a company incorporated in the PRC, for approximately US$2,610,000. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang. The Group believes that after this acquisition, it has a strategic partner to help it make inroads into the rapidly growing air pollution control market in China. Investments in this affiliate are accounted for using the equity method of accounting.

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

Balance Sheet:	2008
US$’000
Current assets	17,423
Non-current assets	5,197
Total assets	22,620
Current and total liabilities	(11,559)
Total shareholders’ equity	11,061

Operating results:	2008
US$’000
Net sales	13,571
Operating profits	639
Net profits	152

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

During the year ended December 31, 2008, the Company issued 208,370 ordinary shares for stock options exercised and cancelled 31,240 shares surrendered for exercise of stock options.

12                                  Goodwill

The Company accounted for the acquisition in accordance with SFAS No. 141 “Business Combinations”, which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of October 18, 2005 as described in Note 9.

As of December 31, 2008, the Company completed the annual impairment test. (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2008) Based on the result of the first step of the test, the Company believes that there was no impairment of goodwill as of December 31, 2008.

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

The Company authorized a stock buyback program in November 2008 pursuant to which up to 300,000 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 41,041 shares of ordinary share during 2008 for considerations of approximately US$44,000.

There was no reissuance of treasury stock during each of the three years ended December 31, 2008.

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

During the year ended December 31, 2008, 32,000 options with an exercise price of US$2.56 per share were granted to its employees. These options were subsequently surrendered and cancelled during the vesting period. During the same year, 24,570 options with exercise price of US$ 0.5787 per share were exercised.

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

During the year ended December 31, 2008, 16,800 options and 167,000 options with exercise price of US$ 0.7618 and US$0.5857 per share, respectively, were exercised.

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

During the year ended December 31, 2008, all the 499,000 options granted in 2007 were cancelled. On January 24, 2008, 173,000 options with an exercise price of US$2.56 per share were granted. These options were subsequently surrendered and cancelled on July 4, 2008.

The Company estimate the fair value of the options granted under the Black-Scholes pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2008		2007		2006
	Number of	Weighted average exercise	Number of	Weighted average exercise	Number of	Weighted average exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding, beginning of year	1,290,840	1.74	3,938,296	1.32	5,978,806	1.31
Granted	205,000	2.56	499,000	3.27	55,000	2.91
Cancelled/Expired	(704,000)	(3.07)	(451,210)	(1.58)	(46,620)	(1.13)
Exercised	(208,370)	(0.60)	(2,695,246)	(1.44)	(2,048,890)	(1.33)
Outstanding, end of year	583,470	0.84	1,290,840	1.74	3,938,296	1.32

Exercisable, end of year	583,470	0.84	791,840	0.78	3,923,296	1.32

As of December 31, 2008, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 2.7 years.

As of December 31, 2008	Shares	Intrinsic Value
		US$’ 000
Total outstanding in-the-money options	538,470	119,000

Total vested in-the-money options	538,470	119,000

The total intrinsic value of share options exercised for the twelve months ended December 31, 2008 and 2007 were approximately $374,000 and $3,492,000, respectively. At of December 31, 2008, there was no unrecognized stock-based compensation expense related to unvested stock options.

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

The following table summarizes the assumptions used during the years ended December 31, 2008 and 2007:

Assumptions	2008	2007

Expected volatility	75.9-86.7%	75.9-86.7%
Expected dividends	0%	0%
Expected term (years)	1.25	1.25
Risk-free rate	3.2-4.3%	3.2-4.3%

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

During the years ended December 31, 2008, 2007 and 2006, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$291,000, US$245,000 and US$202,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivates during the years ended December 31, 2008 and 2007.

18                                  Related party transactions

A related party is an entity that can control or significantly influence the management or operating policies of another entity to the extent one of the entities may be prevented from pursuing its own interests.  A related party may also be any party the entity deals with that can exercise that control.  There were no transactions with related parties in the years 2008, 2007 and 2006.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

19                                  Commitments and contingencies

(i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2008, 2007 and 2006 were approximately US$411,000, US$448,000, and US$404,000, respectively.  Future minimum rental payments as of December 31, 2008, under agreements classified as operating leases with non-cancellable terms amounted to US$177,000 of which US$154,000 are payable in the year 2009 and US$23,000 are payable each year from 2010 to 2012.

(ii)          Banking facilities

As at December 31, 2008, 2007 and 2006, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$2,564,000, US$4,167,000 and US$4,167,000 respectively, of which approximately US$234,000, US$138,000 and US$726,000 was utilized for issuance of bank guarantees.

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

	2008	2007	2006
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	21,439	20,010	22,243
Engineering	10,299	7,220	4,918
	31,738	27,230	27,161
Operating income
Trading and manufacturing	(184)	(76)	(237)
Engineering	555	323	831
	371	247	594

	2008	2007	2006
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	179	197	197
Engineering	39	35	19
	218	232	216
Capital Expenditures, Gross
Trading and manufacturing	56	147	63
Engineering	43	103	43
	99	250	106

	2008	2007
	US$’000	US$’000
Assets
Trading and manufacturing	12,754	13,187
Engineering	7,845	7,249
Unallocated	7,679	5,046
	28,278	25,482
Liabilities
Trading and manufacturing	6,108	4,213
Engineering	3,191	2,663
Unallocated	—	648
	9,299	7,524

(ii)                              Geographical analysis of revenue by customer location is as follows:

	2008	2007	2006
	US$’000	US$’000	US$’000
Revenue -
The PRC	25,430	21,595	22,457
Hong Kong	5,745	5,401	4,324
Others	563	234	380
	31,738	27,230	27,161

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

21                                  Segment information (Continued)

(iii)          Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2008	2007
	US$’000	US$’000

Hong Kong	810	881
The PRC	703	741
	1,513	1,622

(1)                                  Long-lived assets represent property, plant and equipment, net.

(iv)         Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2008	2007	2006

Hioki E.E. Corp.	15%	32%	36%
Thermo Fisher Scientific	10%	5%	2%
Calipers Life Sciences Inc.	10%	6%	4%
Hach Company - Lachat Instruments	8%	5%	8%
Siemens Water Technologies Group	7%	10%	6%
Hach Ultra	7%	5%	4%
Hach Company	6%	6%	9%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.