Form 20-F/A
period 2008-12-31
EURO TECH HOLDINGS CO LTD
filed 2010-06-30
CIK 1026662

FORM 20-F/A

Amendment No. 1

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

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes   ☒ No

EXPLANATORY NOTE

As reported in Item 4A of the Annual Report on Form 20-F filed on June 29, 2009 by Euro Tech Holdings Company Limited, a British Virgin Islands corporation (the “Company”), in August 2007, the Company (through its wholly-owned subsidiary, Euro Tech (Far East) Limited) acquired a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“BlueSky”), for approximately US$4,648,000.

In connection with BlueSky acquisition, the Company is amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 to include the requisite financial statements for both Euro Tech Holdings Company Limited and Zhejiang Tianlan Environmental Protection Technology Co. Ltd. This amendment includes only Item 18, the signature page, and the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Exhibits 12.1, 12.2, 13.1 and 13.2).

	PART III

ITEM 18.	FINANCIAL STATEMENTS	1

ITEM 19.	EXHIBITS	1

i

PART III

ITEM 18.       FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A.

ITEM 19.       EXHIBITS

List of Exhibits

1

Exhibit No.	Description

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

*	Filed Herewith

2

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

Dated: June 28, 2010

3

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008 AND

CONSOLIDATED STATEMENTS OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Owners of

Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zhejiang Tianlan Environmental Protection Technology Company Limited as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2010

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

	Note	2009	2008
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		13,031	9,906
Accounts receivable, net	6	73,412	77,697
Amounts due from owners	15	308	303
Prepayments and other current assets		15,787	19,107
Inventories, net	7	1,720	2,058
Income taxes recoverable		969	96

Total current assets		105,227	109,167

Property, plant and equipment, net	8	45,293	35,882
Deferred tax assets		823	219

Total assets		151,343	145,268

Liabilities and owners’ equity

Current liabilities:
Short term borrowings	9	6,300	7,200
Accounts payable		26,794	19,405
Amounts due to owners’	15	720	8,691
Other payables and accrued expenses	10	19,064	16,631
Other taxes payable	5	3,544	1,169

Total current liabilities		56,422	53,096

Commitments and contingencies	16	—	—

Owners’ equity:
Paid-in capital		50,000	50,000
Capital reserve	12	11,374	11,274
PRC statutory reserves	11	7,675	6,152
Retained earnings		21,771	23,435

Total owners’ equity of Zhejiang Tianlan Environmental Protection Technology Company Limited		90,820	90,861
Non-controlling interest		4,101	1,311

Total equity		94,921	92,172

Total liabilities and owners’ equity		151,343	145,268

The accompanying notes are an integral part of these financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Note	2009	2008
		RMB’000	RMB’000

Revenue		121,448	106,885

Cost of revenue		(96,891)	(84,056)

Gross profit		24,557	22,829

Selling and administrative expenses		(23,665)	(14,288)

Operating income		892	8,541
Interest income		70	100
Interest expenses		(1,410)	(876)
Other income, net	3	4,106	2,328

Income before income taxes		3,658	10,093

Income taxes	4	(134)	(1,113)

Net income		3,524	8,980
Net income attributable to non-controlling interest		(1,665)	(962)

Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s owners		1,859	8,018

The accompanying notes are an integral part of these financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
	RMB’000	RMB’000
Cash flows from operating activities:
Net income	3,524	8,980
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,430	1,152
Loss on disposal of property, plant and equipment	6	19
Deferred tax assets	(604)	(81)
(Increase)/decrease in current assets:
Accounts receivable, net	4,285	(782)
Amounts due from owners	(5)	(303)
Prepayments and other current assets	3,320	340
Inventories, net	338	(345)
Income taxes recoverable	(873)	(3,294)
Increase/(decrease) in current liabilities:
Accounts payable	7,389	(1,458)
Amounts due to owners	(7,971)	155
Other payables and accrued expenses	2,433	193
Other taxes payable	2,375	(41)

Net cash provided by operating activities	15,647	4,535

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,847)	(19,000)

Net cash used in investing activities	(10,847)	(19,000)

Cash flows from financing activities:
Repayment of bank borrowings	(7,200)	—
Advance of bank borrowings	6,300	1,900
Cash from issuance of registered capital in subsidiary to non-controlling interest	1,225	—
Capital injection	—	4,750
Dividend paid to owners	(2,000)	(2,029)

Net cash (used in)/provided by financing activities	(1,675)	4,621

Net increase/(decrease) in cash and cash equivalents	3,125	(9,844)
Cash and cash equivalents, beginning of year	9,906	19,750

Cash and cash equivalents, end of year	13,031	9,906

	RMB’000	RMB’000
Supplementary information
Interest received	70	100
Interest paid	1,207	664
Income taxes paid	1,614	4,487

Non-cash transactions
Accrued interest on amounts due to owners	203	212
Capitalization of amounts due to owners	—	264

The accompanying notes are an integral part of these financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non- controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2008	25,926	30,334	4,099	27,470	349	88,178
Net income	—	—	—	8,018	962	8,980

Total comprehensive income						8,980

Capital injection	5,014	—	—	—	—	5,014
Dividend declared	—	—	—	(10,000)	—	(10,000)
Capitalisation of reserve as paid-in capital	19,060	(19,060)	—	—	—	—
Transfer to reserve	—	—	2,053	(2,053)	—	—

Balance as of December 31, 2008	50,000	11,274	6,152	23,435	1,311	92,172
Net income	—	—	—	1,859	1,665	3,524

Total comprehensive income						3,524

Acquisition of subsidiary at nil consideration from an owner of the Company (note 15)	—	100	—	—	(100)	—
Contribution from non-controlling interest of a subsidiary	—	—	—	—	1,225	1,225
Dividend declared	—	—	—	(2,000)	—	(2,000)
Transfer to reserve	—	—	1,523	(1,523)	—	—

Balance as of December 31, 2009	50,000	11,374	7,675	21,771	4,101	94,921

The accompanying notes are an integral part of these financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1              Organization and principal activities

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”), formerly known as Zhejiang Tianlan Desulfurization & Dust-removal Company Limited, was incorporated in Hangzhou City, Zhejiang Province, the People’s Republic of China (“PRC”) on May 18, 2000 as a wholly domestic owned enterprise with an operating period up to May 17, 2030.

The principal activities of the Company are engaged in flue gas desulphurization, dust removal, flue gas denitration and purification of diversified industrial waster gas.

Details of the Company’s subsidiaries are summarized as follows:

	Percentage of equity ownership			Place of
Name	2009		2008	incorporation	Principal activities
Hangzhou Tianlan Environmental Engineering and Design Company Limited (Formerly known as Hangzhou Tianlan Equipments Installation Engineering Company Limited)	100	%*	90%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Huan Qing Information Technology Company Limited	88	%**	88%	PRC	Provision of consulting and training services for environmental industry

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%		51%	PRC	Manufacturing and installation services of environmental protection equipment

* In the year 2009, the Company acquired the remaining 10% equity interest of this company.

** As at 31 December 2009, this company was in the process of deregistration.

2              Summary of significant accounting policies

(a)           Basis of Consolidation

The consolidated financial statements include the accounts of Zhejiang Tianlan Environmental Protection Technology Company Limited and its subsidiaries (the “Group”).  In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(b)           Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)           Revenue Recognition

The Group’s main source of revenue is the construction and installation services of environmental protection equipment for flue gas desulphurization, dust removal and flue gas denitration. Revenues are recorded under the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, (previously Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”). This approach is based on estimates of total efforts expended at completion, which are compared to actual efforts incurred to date to arrive at an estimate of revenue and profit earned to date. Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately.

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately RMB8,238,000 and RMB3,704,000 for the years ended December 31, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately RMB39,000 and RMB104,000 for the years December 31, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(f)            Taxation

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, (previously Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”), under which deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards.  A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(f)            Taxation - Continued

In accordance with ASC-740-10, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2008 and 2009.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

Note 4 shows the applicable tax rates for the Company and its subsidiaries, as well as the major temporary differences so recorded.

(g)           Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(h)           Receivables and Other Assets

Receivables and other assets are recorded at their nominal values.  Doubtful debt allowances are provided for identified individual risks for these line items.  If the loss of a certain part of the receivables is probable, doubtful debt allowances are provided to cover the expected loss. Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Office premises	47-50 years
Leasehold improvements	over terms of the leases or the useful lives whichever is shorter
Plant and machineries	5 to 10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(k)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, (previously SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets”) which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the two years ended December 31, 2009 and 2008.

(l)            Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(m)          Foreign Currency Translation

The Group maintains its books and records in Chinese Renminbi (“functional currency”).  Foreign currency transactions during the year are translated into the functional currency at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rates prevailing at the balance sheet dates.  Gains or losses from foreign currency transactions are recognized in the consolidated statements of income during the year in which they occur.

(n)           Comprehensive Income

The Group has adopted FASB ASC Subtopic 220-10, Comprehensive Income, (previously SFAS No. 130:  “Reporting Comprehensive Income,”) which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognized.  The Group has presented comprehensive income, which encompasses net income, in the consolidated statement of changes in shareholders’ equity.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(o)           Paid in capital

Paid in capital refers to the registered capital paid-up by the owners of the Company. The paid-in capital at both years ended December 31, 2009 and 2008 is RMB50,000,000.

(p)           Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results may be different from the estimates.

(q)           Related Parties

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

(r)           Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (now codified within ASC 855-10, Subsequent Events (“ASC 855-10”)).  ASC 855-10 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is applicable for interim or annual periods after June 15, 2009.  In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, “Subsequent Events”, which is codified as ASC 855, “Amendments to Certain Recognition and Disclosure Requirements”. This update amends the ASC855-10, to replace the term “public entity” with the term “an SEC filer”, in order to avoid potential conflict with some of the Securities and Exchange Commission’s (SEC) guidance. All of the amendments in this update are effective immediately. The application of ASC 855 did not have a material effect on the Company’s consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(r)           Recent Accounting Pronouncements - Continued

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (now codified within ASC 105, Generally Accepted Accounting Principles). ASC 105 establishes the Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the Codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the Codification. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations or financial position.

In August 2009, FASB issued ASU 2009-5 Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value (“ASU 2009-5”). ASU 2009-5 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of liabilities. ASU 2009-5 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value. ASU 2009-5 was effective for the Company for interim and annual periods ending after September 30, 2009. The adoption of ASU 2009-5 did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2009, FASB issued ASU 2009-17 Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) . The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of ASU 2009-17 to have a material impact on its consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-01, Entity, which is codified as ASC505, “Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)”. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allow them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance thus eliminating the diversity in practice. The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The application of ASC 505 did not have a material effect on the Company’s consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(r)           Recent Accounting Pronouncements - Continued

In January 2010, FASB issued ASU 2010-02 Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification (“ASU 2010-2”). ASU 2010-2 addresses implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification , originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. ASU 2010-2 is effective for the Company starting January 1, 2010. The Company does not expect the adoption of ASU 2010-2 to have a material impact on the Company’s consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

3              Other income, net

	2009	2008
	RMB’000	RMB’000

Subsidy income (note i)	3,087	1,753
Sales of scrapped materials	352	530
Others	667	45
	4,106	2,328

(i)    The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipments Company Limited are qualified for a reduced statutory rate of 10% on national EIT as a HNTE and accordingly, the applicable tax rate was 15%. Hangzhou Tianlan Environmental Engineering and Design Company Limited and Huangzhou Huan Qing Information Technology Company Limited are entitled to Enterprise Income Tax rate of 25%.

The provision for income taxes consists of:

	2009	2008
	RMB’000	RMB’000
Current PRC EIT	739	1,194
Income Taxes	739	1,194

Deferred tax benefit	(605)	(81)
Total deferred provision	(605)	(81)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2009	2008
	RMB’000	RMB’000

Income before income taxes	3,658	10,093

Computed tax at respective company’s statutory tax rate	541	1,410
Change in valuation allowances	19	96
(Over)/under-provision for income tax in prior years	(162)	16
Tax effect on revenue not subject to tax	(676)	(415)
Tax effect on expenses not deductible for tax purposes	412	6

Total provision for income tax at effective tax rate	134	1,113

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes - Continued

The components of deferred tax assets are as follows:

	2009	2008
	RMB’000	RMB’000

Deferred tax assets arising from tax losses	115	96
Deferred tax assets arising from temporary differences allowance for doubtful debts	823	219
Less: Valuation allowances	(115)	(96)
Net deferred tax assets	823	219

5              Other taxes payable

Other taxes payable comprises mainly Valued-Added Tax (“VAT”) and Business Tax (“BT”). The Group is subject to output VAT levied at the rate of 17% of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.  BT is charged at a rate of 5% on the revenue from installation services.

6              Accounts receivable

	2009	2008
	RMB’000	RMB’000

Trade receivables	78,902	78,716
Less: Allowance for doubtful debts	(5,490)	(1,019)
	73,412	77,697

	2009	2008
	RMB’000	RMB’000
Allowance for doubtful debts
Balance at beginning	1,019	—
Charged to statement of income	4,471	1,019
Balance at year end	5,490	1,019

As of December 31, 2009, accounts receivable in the form of retention receivables and bills receivable under letter of credit through banks amounted to approximately RMB10,453,000 (2008: RMB6,213,000) and RMB7,395,000 (2008: RMB6,195,000) respectively.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7              Inventories, net

	2009	2008
	RMB’000	RMB’000

Raw materials	1,720	2,058

8              Property, plant and equipment

	2009	2008
	RMB’000	RMB’000

Office premises and leasehold improvements	43,260	10,791
Construction in progress	—	22,713
Furniture, fixtures and office equipment	2,868	1,786
Motor vehicles	2,417	2,417
Plant and machineries	899	899
	49,444	38,606

Less: Accumulated depreciation	(4,151)	(2,724)
	45,293	35,882

	2009	2008
	RMB’000	RMB’000
Depreciation charge	1,430	1,152

9              Short term borrowings

The short term loans as of December 31, 2009 bear interest at fixed rates 5.31% (2008: 7.56%) per annum with maturity date on or before September 22, 2010 (2008: September 24, 2009) and are secured by the Company’s office premises and leasehold improvements.  Interest paid during the year ended December 31, 2009 was RMB367,000 (2008: RMB314,000)

10           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           PRC statutory reserves

Under the relevant PRC laws and regulations, the Group are required to appropriate certain percentage of their respective net income to two statutory funds, namely, the statutory reserve fund and the statutory staff welfare fund.  The Group also appropriated certain amount of their net income to the expansion funds.

(i) Statutory reserve funds

Pursuant to applicable PRC laws and regulations, the Group are required to allocate at least 10% of the companies’ net income to the statutory reserve funds until such funds reaches 50% of the companies’ registered capital. The statutory reserve funds can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

(ii) Statutory welfare funds

Pursuant to applicable PRC laws and regulations, the Group are required to allocate certain amount of the companies’ net income to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the Group.

12           Capital reserve

The amount represents the capital contributions from owners.

13           Pension plan

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

During the years ended December 31, 2009 and 2008, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB1,177,000 and RMB910,000 respectively.

14           Risk factors

The Group’s activities expose itself mainly to credit risk.

The Group has no significant concentration of credit risk.  The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Group has policies that limit the amount of credit exposure to any customers.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

15           Related party

Amounts due from/(to) owners

The owners, from time to time, receive income and pays expenses on behalf of the Group. The amounts due to owners are unsecured, bear interest at 10% per annum and do not have clearly defined terms of repayment.  There were no other transactions with related parties in the years 2009 and 2008 other than disclosed in elsewhere in the financial statements.

Acquisition of subsidiary at nil consideration from an owner of the Company

During the year, the Company received 10% equity interest in Hangzhou Tianlan Environmental Engineering and Design Company Limited from an owner of the Company at nil consideration.

16           Commitments and contingencies

Operating leases

Rental expenses for the years ended December 31, 2009 and 2008 were approximately RMB410,000 and RMB573,000 respectively.  As of December 31, 2009, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2010.  As of December 31, 2008, the future minimum rental payments under non-cancellable operating leases amounted to RMB71,000 are payable in the year 2009.

17           Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

18           Subsequent events

The Group evaluated all events or transactions that occurred after December 31, 2009 up through June 28, 2010, the date the Group issued these consolidated financial statements. During this period, the Group did not have any material recognisable subsequent events.