Form 20-F
period 2009-12-31
EURO TECH HOLDINGS CO LTD
filed 2010-06-30
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Address of principal executive offices)

T.C. Leung, FAX: 852-28734887 18/F Gee Change Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on which registered: NASDAQ
Ordinary Shares, $0.01 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 11,544,711 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes   ☒ No

Explanatory Note

In addition to the financial statements of Euro Tech Holdings Company Limited (the “Company”) attached are the financial statements of two companies that are twenty percent (20%) owned by the Company, Zhejiang Tialan Desulfurization and Dust Removal Co. Ltd. (“Blue Sky”) and Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”).  The rules of the Securities and Exchange Commission require that the Company file the financial statements of Blue Sky and Jia Huan.

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

Item 3A                Selected Financial Data

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated income statement data for years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009 and 2008 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2009	2008	2007	2006	2005
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	7,025	7,146	9,387	9,160	5,362
Working capital(1)	8,203	8,583	10,099	10,267	6,931
Total assets	26,244	28,278	25,482	19,975	17,377
Short-term debt(2)	0	0	0	0	0
Net assets	18,932	18,979	17,958	12,990	9,754
Capital Stock	122	122	120	94	74

(1)    Current assets minus current liabilities.

(2)    Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2009	2008	2007	2006	2005
	US$	US$	US$	US$	US$
Income Statement Data:
Revenue	27,336	31,738	27,230	27,161	31,250
Cost of revenue	(20,876)	(24,154)	(20,398)	(20,606)	(24,681)
Gross profit	6,460	7,584	6,832	6,555	6,569
Selling and Administrative Expenses	(6,608)	(7,214)	(6,566)	(5,961)	(5,418)
Operating (loss)/income	(148)	370	266	594	1,151
Interest Income	37	45	256	95	35
Other income, net	71	145	142	146	172
(Loss)/Income before taxes	(40)	560	664	835	1,358

Income taxes	(218)	(321)	(144)	(156)	(328)

Equity in profit of affiliates	595	273	247	—	21
Net income	337	512	767	679	1,051

Less: net income attributable to non-controlling interest	(305)	(363)	(345)	(318)	(318)
Net income attributable to the Company	32	149	422	361	733
Net income per Ordinary Share Basic	0.01	0.01	0.04	0.04	0.11
Diluted	0.01	0.01	0.03	0.03	0.07
Weighted Average Number of Ordinary Shares Outstanding
Basic	11,632,460	11,824,153	11,105,556	8,047,911	6,598,201
Diluted	11,896,537	12,212,058	12,095,335	10,787,420	10,698,482

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, in 2007, 2008 and 2009 the Renminbi appreciated and at the end of 2009, 2008 and 2007, the exchange rates were approximately RMB 6.8282 = US$1.00, RMB 6.8251 = US$1.00 and RMB 7.3141 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2005	8.0734	8.0566	8.2666	8.2033
Fiscal 2006	7.8175	7.7845	8.0715	7.9819
Fiscal 2007	7.3141	7.2941	7.8062	7.6172
Fiscal 2008	6.8251	6.7480	7.2941	6.9623
Fiscal 2009	6.8282	6.7880	6.8430	6.8409

US$ to HK$

Fiscal 2005	7.7535	7.7431	7.8116	7.7779
Fiscal 2006	7.7794	7.7502	7.7946	7.7690
Fiscal 2007	7.8049	7.7488	7.9102	7.8026
Fiscal 2008	7.7507	7.7480	7.8174	7.7874
Fiscal 2009	7.7551	7.7474	7.7617	7.7522

The Following Months	Low	High	Average
US$ to RMB

July 2009	6.8200	6.8348	6.8421
August 2009	6.8015	6.8351	6.8421
September 2009	6.7880	6.8290	6.8390
October 2009	6.7950	6.8290	6.8364
November 2009	6.7930	6.8287	6.8356
December 2009	6.7926	6.8293	6.8362

US$ to HK$
July 2009	7.7485	7.7507	7.7508
August 2009	7.7485	7.7521	7.7513
September 2009	7.7485	7.7513	7.7510
October 2009	7.7485	7.7503	7.7506
November 2009	7.7485	7.7503	7.7507
December 2009	7.7486	7.7582	7.7536

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

The PRC’s Economic, Political And Social Conditions.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past thirty years, growth has been uneven, both geographically and among the various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by changes in applicable tax regulations.

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

Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.  The PRC’s economy experienced a slowdown in the fourth quarter of 2008 as a result of the global economic crisis with a gradual recovery in the latter half of 2009 and the first quarter of 2010.  There can be no assurance that the PRC’s economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically.  In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9% and was reduced by 0.7% in 2009.  Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales.  If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Currently, the RMB is permitted to fluctuate within a narrow band against the U.S. dollar.  Exchange rate fluctuations may adversely effect the Company because of increases in overhead costs, adverse effects on sales, foreign currency denominated liabilities, and may materially adversely effect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

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

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

In Fiscal 2008, the Company had revenues of approximately US$31,738, 000, operating income of approximately US$370,000 and income before income taxes of approximately US$560,000.  In Fiscal 2009, the Company had revenues of approximately US$27,336,000, an operating loss of approximately US$148,000 and a loss before income taxes of approximately US$40,000.  The Company primarily attributes the revenue reduction, operating loss and loss before income taxes in Fiscal 2009 to the global economic downturn and having key suppliers selling their products through China suppliers other than the Company.

As the global economic downturn appears to be continuing and the Company may face further competition by having key suppliers selling their products through China suppliers other than the Company, there can be no assurance that the Company’s revenues will not decline further and losses will not increase.

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

Dependence On Vendors; Lack Of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including , Thermo Fisher Scientific Group (“Thermo”), Siemens Water Technologies Group (“Siemens”), Hach Company - Lachat Instruments (“Hach”) and Caliper Life Sciences Inc (“Caliper”), that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors.  A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors.  During Fiscal 2009 our sales, expressed as a percentage of total sales, to Hong Kong increased by 10% while our sales to the PRC decreased by 9% when compared to Fiscal 2008.  The 10% increase in sales to Hong Kong was primarily due to an increase in sales of Thermo’s products.  The 9% decrease in sales to the PRC was primarily due to the global economic downturn and additional sales by out key suppliers in the PRC through distributors other than the Company.  A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

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

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, with certain limitations, we are exempt from certain provisions applicable to United States public companies including: (1) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (3) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and (4) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months.  Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For NASDAQ.

Our securities are quoted and traded on the NASDAQ Capital Market.  There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on the

NASDAQ Capital Market.  One of NASDAQ’s listing requirements is the maintenance of a closing bid price of US$1.00 per share.  During periods of time in 2008 and 2009 the Company was not in compliance with that requirement but NASDAQ had generally suspended that requirement and others due to market conditions and/or the US$1.00 per share bid price was not met for a sufficient period of time to cause a NASDAQ deficiency action.

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

Pursuant to Section 404 of SOX, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of a company’s internal controls over financial reporting as well as the operating effectiveness of a company’s internal controls.  We were not subject to theses requirements for the fiscal year ended December 31, 2009 as a result of temporary rules adopted by the SEC.  We are evaluating our internal control systems in order to allow our independent auditors attest to, our internal controls, as a required part of our Annual Report on Form 20-F beginning with that report required when the temporary rules cease being effective.

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2009 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2009. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2010 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10 Taxation—United States Federal Income Taxation.”

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

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”), a company engaged in water and waste-water treatment solution business.  We had previously owned thirty (30%) percent of their capital stock.  With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries.  In January 2010, we acquired an additional two percent (2%) interest in Pact, increasing our ownership to fifty-three (53%) percent of Pact.  The foregoing purchases of Yixing and Pact were made from Tamworth Industrial Limited (“Tamworth”).

Pact and Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China.  Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

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

In August 2007,Far East acquired a 20% equity interest in Zhejiang Tianlan Desulfurization and Dust-Removal Co. Ltd. (“BlueSky”), founded in 2000, for approximately US$4,648,000.  Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants.  By securing an equity stake in BlueSky’s business, we have a strategic partner to work within China’s environmental protection business.  With BlueSky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China.

In January 2008, we acquired a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) for approximately US$2,610,000. Jia Huan has been in the environmental protection business since 1969.  Approximately 95% of Jia Huan’s business is related to air pollution control and less than 5% is related to water and wastewater treatment.  Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are used as air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from exhaust stacks.

Item 4B.                Business Overview

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

We are in the process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities.  Revenues from our “trading” activities have fallen-off as a substantial number of our suppliers have been selling their products into China directly and through other distributors.  Many of these other distributors are local Chinese companies and can operate with a lower overhead.  In Fiscal 2008, revenues and net income generated from our environmental engineering department and our majority owned subsidiaries, Pact and Yixing (companies engaged in the water and waste water treatment solution business),  more than offset our falling “trading” revenues.  However, in Fiscal 2009, that was no longer the case as Pact’s and Yixing’s Revenues declined as a result of the global economic downturn.

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

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment.  The equipment are components of systems traditionally marketed by Pact-Yixing.  The equipment are partially manufactured to Pact-Yixing’s in-house design and partially procured from approved Chinese suppliers.  PACT and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party agreed to form a joint venture.  In June 2007, the joint venture, Pact Environmental Equipment Co. Limited (the “JV”), was registered in the PRC without the parties entering into a written joint venture agreement.  PACT invested US$300,000 and has a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, the Company’s Managing Director and the third party each invested US$100,000 in consideration for 20% interests.  The JV’s products cover equipment used for screening, grit removal, clarification, aeration, sequential batch reactors, membrane bioreactors, sludge dewatering and sludge conveying.

In February 2010, Pact entered into an agreement with a stainless steel manufacturer providing for an aggregate of up to $3,800,000 to be paid to Pact, of that aggregate amount a US$749,000 down payment has been paid, for the engineering, design, supply, equipping, installation, personnel training and commissioning of waste water treatment, direct water cooling, indirect cooling tower water, potable water treatment and industrial water treatment systems in Jiangsu, China.  The target dates for the completion of the various systems run from the end of January 2011 through March 2011.  The balance of contract price is payable in varying installments upon the completion of certain thresholds and the buyer’s acceptance of the thresholds being met.

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

Product Distribution and Other Services

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

Customers for the analytical instruments include government agencies, academic and research institutions and major laboratories. The Company also distributes products to beverage producers and restaurants, including water quality test kits to more than twelve bottling plants of a well known United States soft drink producer, which are located in the PRC; water quality monitoring instruments to well known United States fast food franchisor’s restaurants located in Hong Kong and the PRC, and package analyzers to the various PRC plants of a substantial worldwide Belgian brewer.  Each such soda producer, restaurant and beer bottler does not account for a significant portion of our sales.

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

The Company derived approximately, 67.2%, 52.4% and 38.7% of its revenues from the sale of Scientific Instruments during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

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

In conjunction with the distribution of products such as programmable logic controllers, telemetry units and SCADA systems and software, the Company also provides systems engineering to government agencies, waste-water treatment and power generation plants and beverage producers. Specific services provided include automated control system design, the operation and management of various waste-water, water and power generation projects. We endeavor to introduce, develop, and promote new and advanced technologies, products, and appropriate technical developments from abroad. We have also been cooperating with established technology companies and engage in systems and special projects in Programmable Logic Control, Telemetry unit, SCADA systems, Human Machine Interface Software and Sequential Event Recording.

The Company derived approximately 17.8%, 19.3% and 23.0% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Energy Conservation, And Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. The Company derived approximately 13.2%, 27.1% and 36.9% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.8%, 1.2% and 1.4% of its revenues from Technical Support Operations during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Customers. During Fiscal 2009, the Company distributed products to in excess of 1,000 customers, including sub-distributors, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, China’s National Environmental Protection Agency, various Environmental Monitoring Centers in the PRC. Government Laboratory and Water Supplies Department of Hong Kong accounted for 17.5% and 9.3% of the Company’s revenues during Fiscal 2009. The Company does not believe that any single customer or sub-distributor is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering two new turbidity meters, manufactured by the Company.   One of the new turbidimeters is directed at water treatment plants, environmental monitoring status, hydrological stations and the second is directed at beer and other beverage processing facilities and it analyzes the particles contained in the beverage.  In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been three and a half years in research, development and field testing of prototypes sold to our customers. We had made some modifications to this product to improve the quality and obtained updated Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision in November 2007 and began selling this modified TOC in 2008. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument for use on surface water, underground water and domestic and industrial wastewater.  In 2008 we introduced a Flue Gas Emissions Analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments.  In 2010, we started to develop a nondispersive infrared sensor (“NDIR”) for flue gases.

The Company believes that by establishing product assembly operations in the PRC will not only increase revenues, expand its customer base, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes rather than by only purchasing the finished product from vendors.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Siemens, Hach and Caliper, which are the Company’s largest suppliers, with purchases from them accounting for approximately 10%, 7%, 8% and 10%, respectively of the Company’s sales during Fiscal 2008 and approximately 21%, 13%, 10% and 10%, respectively of the Company’s sales during Fiscal 2009.  The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.   The Company’s Letter of Authorization with Thermo is valid until December 31, 2010. The Company’s agreement with Siemens shall remain in force for an indefinite period of time, unless either party may terminate the agreement without cause by giving the other party 6 months prior written notice. The Company’s agreement with Caliper is terminable on ninety days notice by either party. In May 2010, Caliper sold most of its products distributed by the Company to another international manufacturer.  Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for other companies engaged in manufacturing the above products and equipment and in engineering companies which design and build pollution control systems.  We anticipate that the costs of any such acquisition would be drawn from our general working capital and, possibly, by private sales of our securities including the potential exercise by officers and directors of their options.  We have no commitments or indications of interest for the private sales of our securities.

We are planning to expand our activities in the air pollution control business by forming joint ventures, investing or acquiring some interests in other companies involved in (i) the dust removal and/or (ii) the flue gas desulphurization for power plant industries and other similar industries.

Our plans for the near term also include continued use of our retail shops to sell “low-tech” products and our own products.  We believe that these shops are operating with a lower overhead than the rest of the Company; and we believe that the continued “low-tech” product sales through our retail shops coupled with our “on-line” product sales will allow us to continue to offer products at lower prices than our competitors.

Having “low-tech” products offered through our retail shops and the availability of “on-line” product offerings are anticipated to allow our sales force to focus on “high-tech” and other products requiring personal or telephone contact directly with customers and potential customers.

The Company believes that by assembling the products it distributes, it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor.  During the next twelve months, we intend to assemble and/or manufacture additional products, especially those related to the air pollution and energy conservation sectors and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from MEP, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD, by 10%.  The PRC government passed a law requiring power distributors to combat global warming.  A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff.    Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources.  The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

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

During Fiscal 2009, Fiscal 2008 and Fiscal 2007, the Company’s gross profit margins were approximately 24%, 24%, and 25%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having a knowledgeable staff.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, Shanghai and Fuzhou.  During 2007, the Company closed one representative office and consolidated their personnel into our retail shop, as the office did not financially contribute to the Company as anticipated. The Company has a marketing and sales force of 62 people who are paid a salary plus a sales based commission. The Company’s offices also coordinate the sales efforts of approximately fifty other companies located in the PRC which act as sub-distributors. These sub-distributors are engaged on a non-exclusive basis to distribute the products of other distributors. Each of the fifty sub-distributors accounted for less than two (2%) percent of the Company’s sales during Fiscal 2007 through Fiscal 2009.

Following the opening of our first retail shop in Shanghai in 2001, (closed in 2007 but absorbed into our own Shanghai Euro Tech Trading (“Shanghai Limited”), Euro Tech retail outlets are now found in a number of major cities in the PRC, including Beijing and Guangzhou. Our staff at these shops assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. Equipment that needs to be repaired or provided with routine maintenance can be returned to us via these shops, as our retail shops, except for the Beijing shop, are also maintenance centers. The Company has found the six existing shops to be useful as demonstration locations easily accessed by local customers who can pay in local currency while “off the shelf” sales are made which move its inventory more readily. In addition to the shops, we also have four branches or representative offices of these shops.  All of the foregoing are perceived by the Company to have had a positive impact on its business reputation while reducing the Company’s dependency on sub-distributors who may not be loyal to the Company and distribute products of our competitors. As foreign entities are not generally permitted to own these facilities, these shops are owned by non-officer/director, employees of the Company with funds from the Company through non-fixed term loans aggregating approximately US$144,000 bearing a nominal rate of interest. The shops do not have financing from other sources. There can be no assurance that these shops will continue to be economically viable, that the Company will not sustain losses in connection with the loans to the shops; or the shops will result in any significant revenues or profits for the Company. Also, similar shops may be established by our competitors and/or third parties.

Foreign entities are now permitted to own retail shops in some regions of PRC.  The Company has established three wholly-owned retail shops in Chongqing, Xi’An and Guangzhou. During 2007, we closed the Wuhan representative office, merging personnel into our Wuhan shop. During 2008, we closed a Guangzhou representative office, merging personnel into our Company owned retail shop in that city.  During 2009, we closed the retail shop in Guangzhou owned by non-officer/director, employees of the Company.  We will continue to consolidate our operations by combining the retail shops and representative offices in the same cities or close shops and offices that do not appear to be contributing to the Company as expected.

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

•                    Rizhi Euro Tech Instrument (Shaanxi) Company Limited— a People’s Republic of China corporation

•                     Guangzhou Euro Tech Environmental Equipment Company Limited— a People’s Republic of China corporation

Majority Owned

•                     Yixing Pact Environmental Technology Company Limited — a PRC corporation

•                     Pact Asia Pacific Limited — a BVI corporation (“PACT”).

Other

Pact Environmental Equipment Co. Limited  a PRC joint venture, 60% owned by PACT.

The Company’s wholly-owned subsidiary and primary operational arm is Far East, which it acquired in March 1997. Far East has engaged in the distribution of various industrial control equipment, which continues to be the core business of the Company, since its inception in 1971.

Item 4D.                Property, Plant and Equipment

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 12,800 square feet of office and warehouse storage space under a two (2) year lease that expires in May 2011 with a monthly rental payments of approximately US$8,140. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

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

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$1,436.  Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rental of approximately US$2,458.  Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rental of approximately US$1,128.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company is engaged in two different major activities, namely Product Distribution, and Manufacturing and Environmental Services.

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

The Company, through its majority owned subsidiaries, Pact and Yixing, its wholly-owned subsidiary, Shanghai — Environmental, and its affiliates, BlueSky and Jia Huan, engages in water and waste-water treatment engineering business and air pollution control business.

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. The Company derived approximately 28% and approximately 71%  of its revenue from Hong Kong and the PRC, respectively in Fiscal 2009. Net income decreased approximately US$117,000, or 78%, in Fiscal 2009 to US$32,000, compared to US$149,000 in Fiscal 2008, primarily due to a decrease in total revenue  of approximately US$4,402,000 as an impact of the global financial crisis.

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

Item 5A.                Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2007	79%	20%
2008	80%	18%
2009	71%	28%

Sales to customers situated in Macau and elsewhere through Fiscal 2009 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate.  Sales in Hong Kong, expressed as a percentage of our revenue increased by 10% in Fiscal 2009 as compared with Fiscal 2008.  This increase was primarily due to an increase in sales of Thermo’s products to Hong Kong’s Government Laboratories.  See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company.  Sales in the PRC, expressed as a percentage of total revenue decreased by 9% in Fiscal 2009 as compared with Fiscal 2008.  This decrease was primarily due to the global economic downturn and additional sales by our key suppliers in the PRC through distributors other than the Company.  See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2009		2008		2007		2006		2005
Revenue	27,336	100%	31,738	100%	27,230	100%	27,161	100%	31,250	100%
Cost of revenue	20,876	76.4%	24,154	76.1%	20,398	74.9%	20,606	75.9%	24,681	79.0%
Gross Profit	6,460	23.6%	7,584	23.9%	6,832	25.1%	6,555	24.1%	6,569	21.0%
Selling and administrative Expenses	6,608	24.2%	7,214	22.7%	6,566	24.1%	5,961	21.9%	5,418	17.3%
Income before income Taxes	(40)	-0.1%	560	1.8%	664	2.4%	835	3.1%	1,358	4.3%
Income taxes	218	0.8%	321	1.0%	144	0.5%	156	0.6%	328	1.0%
Equity in profit of Affiliates	595	2.2%	273	0.9%	247	0.9%	—	0.0%	21	0.0%
Net income	337	1.2%	512	1.6%	767	2.8%	679	2.5%	1,051	3.3%
Net income attributable to Non-controlling interest	(305)	1.1%	(363)	1.1%	(345)	1.3%	(318)	1.2%	(318)	1.0%
Net income attributable to The Company	32	0.1%	149	0.5%	422	1.5%	361	1.3%	733	2.3%

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 4,402,000 or 13.9% to approximately US$27,336,000 in Fiscal 2009 from approximately US$31,738,000 in Fiscal 2008. The revenue from trading and manufacturing activities decreased by approximately US$3,113,000 and the revenue from engineering activities decreased by US$1,289,000. These decreases were due primarily to the global economic downturn and additional key suppliers selling into the China market through distributors other than the Company. Pact-Yixing’s revenues of approximately US$8,654,0000 and US$9,260,000 were included in our revenues in Fiscal 2009 and Fiscal 2008, respectively.

Gross profits decreased by approximately US$1,124,000 or 14.8% to approximately US$6,460,000 for Fiscal 2009 as compared to approximately US$7,584,000 for Fiscal 2008. During Fiscal 2009, the Company’s cost of revenue was approximately US$20,876,000, or 76.4% of revenues, in comparison to approximately US$24,154,000, or 76.1% for Fiscal 2008.  Cost of revenue expressed as a percentage of revenue increased by 0.3% in Fiscal 2009 as compared with

Fiscal 2008.  The slight gross profit margin percentage decrease was due principally to greater competition in a poor economic environment. Yixing-Pact contributed approximately US$2,384,000 to our gross profit margin in Fiscal 2009, a decrease of approximately US$226,000 from Fiscal 2008.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$6,608,000 in Fiscal 2009, an decrease of approximately US$606,000 or 8.4% from approximately US$7,214,000 in Fiscal 2008. The decrease was principally due to the decrease of expenses for trading and manufacturing activities of approximately US$484,000 as the Company continued to consolidate its trading business.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$595,000 represented our share of net profit after taxes of BlueSky and Jia Huan.

Interest Income. Interest income decreased by approximately US$8,000 or 17.8% to approximately US$37,000 in Fiscal 2009 from approximately US$45,000 for Fiscal 2008. The decrease was primarily due to the drop in interest rates.

Other Income. Other income decreased by approximately US$74,000 or 51% to approximately US$71,000 in Fiscal 2009 from approximately US$145,000 in Fiscal 2008. The decrease in other income was principally due to a decrease of foreign exchange gain of approximately US$73,000.

Income Taxes. Taxes decreased by US$103,000 to approximately US$218,000 in Fiscal 2009 from approximately US$321,000 in Fiscal 2008. This increase was primarily the result of decreased taxable profits.

Net Income. Income from continuing operations decreased by approximately US$117,000 or 78.5% to approximately US$32,000 in Fiscal 2009 from approximately US$149,000 in Fiscal 2008.   The decrease was primarily due to the decrease in gross profit resulting from the drop in total revenues as the effect of global financial crisis that had a significant negative impact on the Company’s business in China, partially offset by the decrease in selling and administrative expenses.  As a consequence, our income before income taxes declined by approximately $600,000 from Fiscal 2008 to Fiscal 2009, resulting in a loss before income taxes of approximately ($40,000) in Fiscal 2009.  This $600,000 decline was partially offset by an increase in our equity in the profits of our affiliates.  Increase profit contribution from affiliates and other factors discussed above.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$ 4,508,000 or 16.5% to approximately US$31,738,000 in Fiscal 2008 from approximately US$27,230,000 in Fiscal 2007. The revenue from engineering activities increased by approximately US$3,079,000 as a result of an increase in the number of engineering contracts completed, whilst revenues from trading and manufacturing activities increased by approximately US$1,429,000 resulting from increases in sales of products for environmental pollution and food safety analysis application.  Pact-Yixing’s revenues of approximately US$9,260,000 and US$6,981,000 were included in our revenues in Fiscal 2008 and Fiscal 2007, respectively.

Gross profits increased by approximately US$752,000 or 11.0% to approximately US$7,584,000 for Fiscal 2008 as compared to approximately US$6,832,000 for Fiscal 2007. During Fiscal 2008, the Company’s cost of revenue was approximately US$24,154,000, or 76.1% of revenues, in comparison to approximately US$20,398,000, or 74.9% for Fiscal 2007.  Cost of revenue expressed as a percentage of revenue increased by 1.2% in Fiscal 2008 as compared with Fiscal 2007.  The gross profit margin percentage decrease was due principally to a decrease in gross profit margin percentage for engineering activities as material prices generally increased in Fiscal 2008. Yixing-Pact contributed approximately US$2,610,000 to our gross profit margin in Fiscal 2008, an increase of approximately US$484,000 from Fiscal 2007.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$7,214,000 in Fiscal 2008, an increase of approximately US$648,000 or 9.9% from approximately US$6,566,000 in Fiscal 2007. The increase was principally due to the increase of Yixing-Pact expenses of approximately US$307,000 as a result of increases in expenses related to its increased revenue.  These expenses included a staff increase from 57 in Fiscal 2007 to 76 in Fiscal 2008.  The PRC inflation rate of 5.9%, the average appreciation rate of 6% for RMB against the US$ in 2008 and increases in stock-based compensation expenses of US$69,000 also contributed to the increase in selling and administrative expenses.

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

Other Income.  Other income increased by approximately US$3,000 or 0.2% to approximately US$145,000 in Fiscal 2008 from approximately US$142,000 in Fiscal 2007. The increase in other income was principally due to an increase of foreign exchange gain of approximately US$16,000.

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

Item 5B.                Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2009 and Fiscal 2008 were approximately US$8,203,000 and US$8,583,000, respectively.

During Fiscal 2009, the Company generated net cash of approximately US$240,000 from its operating activities from net income and decreases in inventories, accounts receivable, prepayments and other current assets while funding a decrease in accounts payable.

During Fiscal 2009 and Fiscal 2008, the Company used approximately US$124,000 and US$3,163,000 in investing activities, respectively.  The Company used approximately US$118,000 and US$99,000 to purchase facilities and equipment in Fiscal 2009 and Fiscal 2008, respectively.  During Fiscal 2009 and Fiscal 2008, the Company used approximately US$73,000 and US$56,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks.  During Fiscal 2009 and Fiscal 2008, Yixing-Pact paid dividends of approximately US$147,000 and US$NIL, respectively to non-controlling interest shareholders. During Fiscal 2008, the Company used approximately US$2,610,000 to acquire a 20% equity interest in Jia Huan. During Fiscal 2007, the Company used approximately US$4,151,000 to acquire 20% equity interest in Blue Sky. Additionally, a final payment of US$692,000 was made in June 2009, based on Blue Sky’s net profits for its fiscal year ended December 31, 2008. During Fiscal 2009 and Fiscal 2008, the Company received dividends of approximately US$58,000 and US$294,000, respectively from Blue Sky and approximately US$149,000 and US$Nil, respectively from Jia Huan.

The Company received approximately US$6,000 and US$51,000, respectively, in Fiscal 2009 and Fiscal 2008 from financing activities resulting from the issuance of its ordinary shares resulting from the exercise of stock options. The Company used approximately US$253,000 and US$44,000, respectively, in Fiscal 2009 and Fiscal 2008 for financing the purchase of its ordinary shares as treasury stock. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$2,564,000 at December 31, 2009. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$7,146,000 at the end of Fiscal 2008 to approximately US$7,025,000 at the end of Fiscal 2009. The principal reasons for the decrease in cash were the payment of dividends to non-controlling interest shareholders of Pact-Yixing and purchase of its ordinary shares as treasury stock.  The Company plans to use cash on hand primarily to expand its manufacturing plant and environmental engineering business by investing in product research and development and financing larger engineering projects .

The Company’s net accounts receivable decreased from approximately US$6,707,000 at the end of Fiscal 2008 to approximately US$6,063,000 at the end of Fiscal 2009. This was principally the result of the collection of the receivables and decrease in sales revenue during Fiscal 2009.

The Company’s inventory decreased from approximately US$2,600,000 at the end of Fiscal 2008 to approximately US$1,347,000 at the end of Fiscal 2009 due to some engineering sales orders completed before the year end.

The Company’s capital expenditures were approximately US$99,000 and US$118,000 in Fiscal 2008 and Fiscal 2009, respectively. Capital expenditures during Fiscal 2008 and Fiscal 2009 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures.  The Company continues to seek targets for acquisition and facilities for assembly operations or engineering companies. If such acquisitions are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2009, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its Fiscal 2009 these requirements from operations, available bank credit facilities and proceeds from the exercise of options. The Company may use its funds to acquire other businesses, make equity investments in related business, form strategic alliances with third parties, invest in product research and development, or expand its sales offices or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

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

Critical Accounting Policies

Revenue Recognition

Pursuant to the revenue recognition criteria set forth in Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104: “Revenue Recognition”, the Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable and collectability is reasonably assured. For certain products where installation is necessary, revenue is recognized upon completion of installation.  Revenue earned from customer support, which represents a minor percentage of total revenues, it is recognized when such services are provided.

Revenues and profits in long term fixed price contracts or engineering income are recorded under the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition Construction Type and Production Type Contracts, (previously SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”).  This approach relies on estimates of total expected direct costs of completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimate are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately.

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

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (now codified within ASC 105, Generally Accepted Accounting Principles (“ASC 105”)). ASC 105 establishes the Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the Codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the Codification. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations or financial position.

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

Item 5C.          Research and Development, Patents and Licenses

During Fiscal 2009, Fiscal 2008 and Fiscal 2007, the Company expensed approximately US$99,000, US$89,000 and US$47,000, respectively, on the development of its products.  It is anticipated that an additional US$150,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2010.

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

Item 5E.          Off Balance Sheet Arrangements

None.

Item 5F.          Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	224,000	US$	175,000	US$	49,000	—	—

Total Contractual Cash Obligations	US$	224,000	US$	175,000	US$	49,000	—	—

6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.          Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	66	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	51	Director and Chief Financial Officer

Alex Sham	44	Director

Name	Age	Position

Y.K. Liang	78	Director

Ka Chong Cheang	81	Director

Xu Hong Wang	42	Director

Li Da Weng	65	Director

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

The Company had 2 meetings of its Board of Directors during Fiscal 2009, while its Audit Committee had 4 meetings during Fiscal 2009.

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

Item 6B.          Compensation

The following table sets forth certain summary information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2009, Fiscal 2008 and Fiscal 2007 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company.  No other executive officer or employee received in excess of US$100,000 as cash compensation during those fiscal periods.

SUMMARY COMPENSATION TABLE

		Salary US$	Bonus US$

T.C. Leung, Chairman of the Board of Directors and Chief Executive Officer	2009	154,000	—
	2008	154,000	—
	2007	155,000	—

George Hayek
	2009	110,000	—
	2008	110,000	—
	2007	110,000	—

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

During the years ended December 31, 2009, 2008 and 2007, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$327,000, US$291,000 and US$245.000 respectively.

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

Company Option Plans. The Company’s 2000 Officers and Directors Plan and 2002 Officers and Directors Plan (collectively referred to as the “Officers Plans”) provide for the grant of options to acquire Ordinary Shares to the Company’s executive officers and directors and persons holding the same positions with the Company’s subsidiaries. The 2000 Employees Plan and 2002 Employees Plan (collectively referred to as the “Employees Plan”) provides for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries. A 2000 Stock Option Plan provided for the issuance of options to officers, directors, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct (the “2000 Stock Option Plan”). All foregoing plans are collectively referred to as the “Plans”.

1,195,740, 692,580 and 1,637,160 shares had been originally authorized for issuance under the 2000 Stock Option Plan, Employees Plan and the Officers Plans, respectively.

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

The table below shows, as to each of the executive officers and directors of the Company and as to all executive officers and directors of the Company as a group, the aggregate amounts of Ordinary Shares remaining (unexercised), subject to such options granted under the Plans.

	Shares Subject
Names of Executive Officers and Directors	To the (Remaining) Plans Options		Per Share Exercise Price
			(US$)
T.C. Leung	170,000	(1)	0.5857

Xu Hong Wang
	10,920	(2)	0.5787

	31,500	(2)	0.8191

All executive officers and Directors as a group	212,420		0.5787-0.8191	(3)

(1)     Granted pursuant to the 2002 Officers and Directors Plan.

(2)     Granted pursuant to the 2000 Employees Plan.

(3)     Price range.

The foregoing options will expire in August 2010.

As of December 31, 2009, 1,541,920 options had been exercised, including 300,300 options, 397,300 options and 205,800 options exercised by Mr. Leung at prices of US$0.5787, US$0.5857 and US$0.8191 per share, respectively and 42,000 options exercised by Xu Hong Wang at a price of US$0.587 per share.

2007 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 880,000 ordinary shares had been reserved for issuance under the Company’s 2007 Officers’ and Directors’ Stock Option and Incentive Plan (the “2007 D&O Stock Options”).  All the 672,000 options granted to the executive officers and directors of the Company were surrendered and cancelled in 2008.  The Company plans to make no further use of this plan.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2007, Fiscal 2008 and Fiscal 2009.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2009		2008		2007
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	583,470	0.84	1,290,840	1.74	3,938,296	1.32
Granted	—	—	205,000	2.56	499,000	3.27
Cancelled	(51,200)	(0.87)	(704,000)	(3.07)	(451,210)	(1.58)
Exercised	(10,000)	(0.59)	(208,370)	(0.60)	(2,695,246)	(1.44)

Outstanding, end of year	522,270	0.85	583,470	0.84	1,290,840	1.74

Exercisable, end of year	522,270	0.85	583,470	0.84	791,840	0.78

As of December 31, 2009, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 1.7 years.

As of December 31, 2009	Shares	IntrinsicValue US$’ 000

Total outstanding in-the-money options	482,270	719
Total vested in-the-money options	482,270	719

The total intrinsic value of share option exercised for the twelve months ended December 31, 2009, 2008 and 2007 were approximately $8,000, $374,000 and $3,492,000, respectively.  As of December 31, 2009, there was no unrecognized stock-based compensation expense related to unvested stock options.

The Group adopted the provisions of ASC 718-10, which requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially effect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Item 6C.                                                 Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s seven directors, all were re-elected at the Company’s last annual meeting of shareholders in September 2009.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2009, the Audit Committee met 4 times, being attended by all members.

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

Item 6D.                                              Employees

At June 1, 2010, the Company (exclusive of Yixing-Pact) had approximately 137 full-time employees. At December 31, 2009, 2008 and 2007, staffing levels were approximately as follows:

	2009	2008	2007

Marketing and sales	54	61	65

Administrative	48	49	49
Technical	38	39	32
Total full time employees	140	149	146

At June 1, 2010 Pact and Yixing had approximately 207 full-time employees. At December 31, 2009, 2008 and 2007, respectively, staffing levels were approximately as follows: Engineers; 50, 54, and 35, Administrative Persons; 20, 22 and 22.

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

ITEM 7.                                                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.                                                 Major Shareholders

The following table sets forth, as of June 1, 2010, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)(3)	6,118,998	52.2%

Pearl Venture Ltd.(1)(2)	1,478,675	12.8%

Alex Sham(1)	295,480	2.6%

Jerry Wong(1)	191,766	1.7%

Y.K. Liang(1)	*	*

Xu Hong Wang(1)(3)	82,420	0.7%

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (7 persons)(2) (3)	6,688,664	56.9%

*	Denotes Nil

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

Item 7B.                                                 Related Party Transactions

See Item 4.B.  Business Overview - Business for the discussion of the formation of the joint venture.  Pact Environmental Equipment Co. Limited in June 2007.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2005	2.700	6.590
2006	1.680	5.740
2007	1.81	5.14
2008	0.66	3.15
2009	0.40	4.22

Quarters Ended	Low	High
	US$	US$

March 31, 2008	1.93	3.04
June 30, 2008	1.70	3.15
September 30, 2008	1.13	2.30
December 31, 2008	0.66	1.46
March 31, 2009	0.40	1.09
June 30, 2009	0.64	1.76
September 30, 2009	0.81	1.69
December 31, 2009	1.36	4.22
March 31, 2010	1.75	2.68

The Following Months	Low	High
	US$	US$
January 2010	1.80	2.68
February 2010	1.75	2.35
March 2010	1.97	2.38
April 2010	1.92	2.57
May 2010	1.50	1.94

The Ordinary Shares were held by approximately 39 holders of record as of June 1, 2010.  Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has in excess of 1,900 beneficial holders of its Ordinary Shares.

Item 9C. Markets

See Item 9A. “Listing Details.”

ITEM 10.                                          ADDITIONAL INFORMATION

Item 10A.                                          Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2009, there were 11,544,711 Ordinary Shares  and no shares of Preferred Stock, issued and outstanding.  As of December 31, 2009 approximately 667,320 Ordinary Shares were held  by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does not permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e ., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Island company being more limited than those rights of shareholders in a United States company.

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

Item 10B.                                          Memorandum and Article of Association

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

Item 10C.                                          Material Contracts

On April 29, 2007, Far East entered into a subscription agreement with Blue Sky and Blue Sky’s management shareholders to purchase twenty (20%) percent of the equity capital of Blue Sky (the “Blue Sky Agreement”) for a total of US$4,700,000 of which US$4,000,000 was paid in August 2007 with a final payment of US$692,000 paid in Fiscal 2008.  The Blue Sky Agreement contains certain provisions requiring Far East’s written consent prior to Blue Sky; taking on new shareholders, pledging or selling assets, declaring a dividend, amending its constitution, guaranteeing the obligations of third parties, engaging in any transaction having a material adverse effect on its financial status or outlook, voluntarily winding up its affairs, dismissing management or changing their rates of compensation, appointing directors and similar provisions. Far East also has the right to and has appointed a non-executive director to Blue Sky, who does not participate in the day to day management of Blue Sky.  In the event Blue Sky sells additional shares, Far East has the right to maintain its 20% interest by paying the same price as any proposed purchaser.  Pursuant to the Blue Sky Agreement, in March 2008, Blue Sky declared a dividend to be paid in December 2008, to its shareholders.  Blue Sky’s dividends to Far East were US$294,000 in 2008.  As part of the Blue Sky Agreement, Far East agreed that if it was able and circumstances permit, it would undertake the obligation of guaranteeing loans of not more than US$2,900,000 for Blue Sky.

On January 20, 2008, pursuant to a subscription agreement, of July 18, 2007, with Jia Huan and Jia Huan’s management shareholders, Far East  purchased twenty (20%) percent of the equity capital of Jia Huan for US$2,500,000 (the “Jia Huan Agreement”).  The Jia Huan Agreement contains certain provisions requiring Far East’s written consent prior to Jia Huan; taking on new shareholders, pledging or selling assets, declaring a dividend, amending its constitution, guaranteeing the obligations of third parties, engaging in any transaction having a material adverse effect on its financial status or outlook, voluntarily winding up its affairs dismissing management or changing their rates of compensation, appointing directors and similar provisions. Far East, also has the right to and has appointed a non-executive director who does not participate in the day to day management of Jia Huan.  In the event Jia Huan sells additional shares, Far East has the right to maintain its 20% interest by paying the same price as any proposed purchaser.

As part of its acquisitions of Yixing and Pact, the Company granted the minority shareholders of both entities the right to require the Company to purchase the remaining securities of Yixing and Pact pursuant to a formula that would obligate the Company to pay the minority shareholders approximately US$1,795,000.  On January 2, 2010, the Company purchased an additional two (2%) of Pact for approximately US$73,000.  There has been no further indication to the Company from the minority shareholders that they desire to sell their shares.  See Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”.

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

Item 10E.              Taxation

BVI

The Company is exempted from taxation in the British Virgin Islands.

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2009 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 20% (a rate currently levied by the Pudong Local Tax Bureau despite the National Tax Bureau Rate of 25%), after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2009, SET had an assessable loss brought forward of US$313,386 as agreed by the local tax authority to offset its profits for the coming years.  This loss will expire in five years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 20% for two year period that ended in 2009, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that is entitled to a tax rate of 25%.  Pact Asia Pacific Limited is situated in the British Virgin Islands where there are no taxes imposed on it.  However, part of its profits is subject to Hong Kong profits tax at a rate of 16.5% in Fiscal 2009 as to those profits earned in Hong Kong.

Variable Interest Entities (“VIES”), as defined by the Financial Accounting Standards Board are included in the consolidated financial statements, where applicable, of the Company and its subsidiaries (the “Group”).  VIES of the Group provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2009, certain VIEs had aggregated assessable losses carried forward of US$151,706 as agreed by the local tax authority.

The Company’s effective tax rate for Fiscal 2009, was a weighted average statutory tax rate of 533%.  Principal adjustments to this statutory tax rate was a valuation allowance of 295% for Fiscal 2009.

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

Effective January 1, 2007, the Company adopted FASB ASC Subtopic 740-10 Income Taxes - Overall, (FIN No. 48, “Accounting for Uncertainty in Income Taxes.”).  In accordance with ASC 740-10, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.

PRC statutory reserve.

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries are required to appropriate certain percentages of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries also appropriated certain amount of their net income to an expansion fund.

(i) Statutory reserve funds

Pursuant to applicable PRC laws and regulations, the Company’s PRC subsidiaries are required to allocate at least 10% of their net income to the statutory reserve funds until such funds reaches 50% of their respective registered capital. The statutory reserve funds can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

(ii) Statutory welfare funds

Pursuant to applicable PRC laws and regulations, the Company’s PRC subsidiaries are required to allocate certain amounts of their respective net income to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to their employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii) Expansion funds

The expansion reserve shall only be used to make up losses, expand the Company’s PRC respective subsidiaries’ production operations, or increase the capital of the respective subsidiaries. The expansion fund can be utilized upon approval by relevant authorities, to be converted into registered capital and issue bonus capital to existing investors, provided that such funds be maintained at a minimum of 25% of the respective companies’ registered capital.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, holding, ownership, disposition or sale of our ordinary shares.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules, such as:  (a) banks (b) dealers in securities or currencies; (c) insurance companies; (d) Tax-exempt organizations; (e) persons holding our ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions; (f) traders in securities that have elected the mark-to-market method of accounting; (g) persons who own 5% or more of our shares; (h) U.S. persons whose “functional currency” is not the U.S. dollar; or (i) Non-U.S. Holders (as defined below).

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations (including temporary and proposed regulations), rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

A U.S. Holder holding or considering acquiring or disposing of our ordinary shares is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ordinary shares in light of such U.S. Holder’s particular circumstances.

A “U.S. Holder” for purposes of this discussion is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:  (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or (d) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ordinary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding our ordinary shares is urged to consult its own tax advisor regarding an investment in our ordinary shares.

Passive foreign investment company rules. In general, we will be a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. The tax rules do not clearly indicate whether our contractual arrangements with our VIES would be treated as ownership of equity in such entities.

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income.  In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2010 or any future calendar years. If we are a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, such U.S. Holder will be subject to special tax rules in any future taxable year.  Unless the U.S. Holder makes a mark-to-market election, those special rules will apply to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:

•                  the gain or excess distribution will be allocated ratably over the holding period for the ordinary shares;

•                  the amount allocated to the taxable year in which the gain or excess distribution is realized and to years before we became a PFIC will be taxed as ordinary income;

•                  the amount allocated to each other taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that ordinary shares are regularly traded on a qualified exchange. The mark-to-market election is available only for ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ordinary shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ordinary shares over their fair market value at the end of the taxable year, but limited to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable dividend rate with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If a U.S. Holder has held our ordinary shares at any time when we were a PFIC, such U.S. Holder must generally file an annual report with his or her federal income tax return.

A U.S. Holder is urged to consult his or her tax advisor concerning the U.S. federal income tax consequences of an investment in our ordinary shares under the passive foreign investment company rules.

Sale, exchange or other disposition of our ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed above, upon the sale, exchange or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Gains realized on the disposition of our ordinary shares could be subject to PRC withholding tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Item 10H.              Documents on Display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Washington, DC 20549-2001 or on the Commission’s website: www.sec.gov.

Item 10I.               Subsidiary Information

For information on the Company’s subsidiaries see Item 4C.  The separate financial statements of Blue Sky and Jia Huan, as required under Regulation S-X 210.3-09, entities in which the Company owns a 20% equity interest are attached hereto.

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

Inflation

The Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations during the past several years.  Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales.  If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2009. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

(b)        Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16C.              Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO Limited who were our principal external auditors, for 2009, 2008 and 2007.

	For the Year Ended December, 31
	2009	2008	2007
	US$	US$	US$

Audit fees(1)	190,000	154,000	189,000
Audit-related fees(2)	Nil	Nil	25,000
Tax fees(3)	6,400	3,800	8,100
All other fees	Nil	Nil	Nil

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

(2)            “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Item 16E.              Purchases of Equity Securities By Issuer and Affiliated Purchasers.

During the following months in 2008 and 2009, T.C. Leung , our Chief Executive Officer and principal shareholder, either directly or through an entity beneficially owned by him (Regent), purchased shares in the open market from time to time.

As of May 31, 2010, the Company shares have been purchased by him at prices ranging from US$0.52 to US$1.04 with an average price per share of US$0.78 as more particularly set forth below:

Period	(a) Total Number of Shares Purchased	(b) Average Price Per Share

November 1, 2008 to November 30, 2008	1,300	US$	0.95

December 1, 2008 to December 31, 2008	1,100	US$	0.91

January 1, 2009 to January 31, 2009	2,900	US$	1.00

February 1, 2009 to February 28, 2009	2,000	US$	0.52

March 1, 2009 to March 31, 2009	500	US$	0.57

In November 2008, the Company adopted a program to repurchase up to 300,000 of its issued and outstanding Ordinary Shares by December 31, 2009. This gave Euro Tech the ability to purchase the shares in the open market or through negotiated or block transactions from time to time based on market and business conditions. Under this program, the Company had the ability to purchase its Ordinary Shares in the open market or through negotiated or block transactions from time to time based on market and business conditions until the end of 2009.  As of July 31, 2009, 300,034 of the Company’s Ordinary Shares have been purchased by the Company under this program at prices ranging from US$0.45 to US$1.19 with an average price per share of US$0.88 as more particularly described below:

November 2008 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

November 1, 2008 to November 30, 2008	12,691	US$	1.06	12,691	287,309

December 1, 2008 to December 31, 2008	28,350	US$	1.08	28,350	258,959

January 1, 2009 to January 31, 2009	36,900	US$	0.99	36,900	222,059

February 1, 2009 to February 28, 2009	41,090	US$	0.62	41,090	180,969

March 1, 2009 to March 31, 2009	77,320	US$	0.63	77,320	103,649

April 1, 2009 to April 30, 2009	36,183	US$	0.98	36,183	67,466

May 1, 2009 to May 31, 2009	20,149	US$	1.02	20,149	47,317

June 1, 2009 to June 30, 2009	5,400	US$	1.21	5,400	41,917

July 1, 2009 to July 31, 2009	41,951	US$	1.09	41,951	—

In July 2009, the Company adopted another program to repurchase up to an additional 300,000 of its issued and outstanding ordinary shares by July 31, 2010.  As of May 31, 2010, 34,135 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$0.86 to US$1.73 with an average price per share of US$1.39 as more particularly described below:

July 2009 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

July 1, 2009 to July 31, 2009	100	US$	1.43	100	299,900

August 1, 2009 to August 31, 2009	13,500	US$	1.27	13,500	286,400

September 1, 2009 to September 30, 2009	12,535	US$	1.30	12,535	273,865

October 1, 2009 to October 31, 2009	500	US$	1.57	500	273,365

May 1, 2010 to May 31, 2010	8,500	US$	1.69	8,500	264,865

PART III

ITEM 18.                                          FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.                                          EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

4.12	2007 Officers and Directors Option Plan (8)

8.1	List of Subsidiaries *

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (9)

10.4	Share Subscription Agreement among Registrant’s subsidiary, Zhejang Tianlan Limited (“Blue Sky”) and the Management Shareholders of Blue Sky (9)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

*	Filed Herewith

(1)	Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277 and is incorporated by reference herein.

(2)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 1999.

(3)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F for its year ended December 31, 2000.

(4)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on February 11, 2002.

(5)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on December 8, 2005.

(6)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on July 24, 2002.

(7)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K filed on August 19, 2002.

(8)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 6-K, filed on August 14, 2007.

(9)	Incorporated by reference, previously filed as an Exhibit to Registrant’s Report on Form 20-F, filed on June 28, 2008.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2010

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

	Note	2009	2008
		US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents		7,025	7,146
Restricted cash		461	388
Accounts receivable, net	6	6,063	6,707
Prepayments and other current assets		618	1,041
Inventories, net	7	1,347	2,600
Taxation recoverable		1	—

Total current assets		15,515	17,882

Property, plant and equipment, net	8 & 21(iii)	1,412	1,513

Investments in affiliates	9	8,067	7,679

Goodwill	12	1,060	1,060

Deferred tax assets	4	190	144

Total assets		26,244	28,278

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,884	5,838
Other payables and accrued expenses	10	2,835	2,844
Taxation payable		593	617

Total current liabilities		7,312	9,299

Commitments and contingencies	19	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (2008: 20,000,000) shares authorized; 12,212,031 (2008: 12,202,031) shares issued and outstanding	11	122	122
Additional paid-in capital		9,501	9,495
Treasury stock, 667,320 (2008: 381,692) shares at cost	13	(534)	(281)
PRC statutory reserve	14	222	200
Accumulated other comprehensive income		487	478
Retained earnings		6,989	6,979

Total Euro Tech shareholders’ equity		16,787	16,993
Non-controlling interest		2,145	1,986

Total shareholders’ equity		18,932	18,979

Total liabilities and shareholders’ equity		26,244	28,278

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Note	2009		2008		2007
		US$’000		US$’000		US$’000
Revenues
Trading and manufacturing		18,326		21,439		20,010
Engineering		9,010		10,299		7,220

Total revenues	21(i) & (ii)	27,336		31,738		27,230

Cost of revenues
Trading and manufacturing		(14,266)		(16,618)		(15,406)
Engineering		(6,610)		(7,536)		(4,992)

Total cost of revenues		(20,876)		(24,154)		(20,398)

Gross profit		6,460		7,584		6,832

Selling and administrative expenses		(6,608)		(7,214)		(6,566)

Operating (loss)/ income		(148)		370		266
Interest income		37		45		256
Other income, net	3	71		145		142

(Loss)/Income before income taxes and equity in profit of affiliates		(40)		560		664

Income taxes	4	(218)		(321)		(144)

Equity in profit of affiliates		595		273		247

Net income for the year		337		512		767
Less: net income attributable to non-controlling interest		(305)		(363)		(345)

Net income attributable to the Company		32		149		422

Net income per ordinary share
- Basic		US$	0.003	US$	0.01	US$	0.04

- Diluted		US$	0.003	US$	0.01	US$	0.03

Weighted average number of ordinary shares outstanding
- Basic	5	11,632,460		11,824,153		11,105,556

- Diluted	5	11,896,537		12,212,058		12,095,335

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income	32	149	422
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	202	218	232
Stock based compensation expense	—	217	148
Loss (Gain) on disposal of property, plant and equipment	10	1	(19)
Minority interest in profits of subsidiaries	305	363	345
Equity in profit of affiliates	(595)	(273)	(247)
Deferred tax assets	(46)	(10)	(96)
(Increase) decrease in current assets:
Accounts receivable, net	644	(1,739)	(54)
Prepayments and other current assets	423	(129)	(189)
Inventories, net	1,253	(588)	16
Taxation recoverable	(1)	12	—
Increase (decrease) in current liabilities:
Accounts payable	(1,954)	2,726	(1,080)
Other payables and accrued expenses	(9)	(400)	896
Taxation payable	(24)	97	75

Net cash provided by operating activities	240	644	449

Cash flows from investing activities:
Purchase of property, plant and equipment	(118)	(99)	(250)
Proceeds on disposal of property, plant and equipment	7	—	43
Dividend received from affiliates	207	294
Investments in affiliates	—	(3,302)	(4,151)
Restricted cash for issuance of bank guarantees	(73)	(56)	83
Dividend paid to non-controlling interest	(147)	—	(140)

Net cash used in investing activities	(124)	(3,163)	(4,415)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	6	51	3,720
Purchase of treasury stock	(253)	(44)	—
Cash from issuance of registered capital in subsidiary to non-controlling interest	—	—	200

Net cash provided by financing activities	(247)	7	3,920

Effect of exchange rate changes on cash and cash equivalents	10	271	273

Net (decrease)/increase in cash and cash equivalents	(121)	(2,241)	227
Cash and cash equivalents, beginning of year	7,146	9,387	9,160

Cash and cash equivalents, end of year	7,025	7,146	9,387

	US$’000	US$’000	US$’000
Supplementary information
Interest received	37	45	256
Interest paid	—	—	—
Income taxes paid	289	233	166
Shares surrendered for exercise of stock options	—	73	155

As at December 31, 2007 there was a final consideration of US$648,000 payable in relation to the acquisition of Zhejiang Tianlan Environmental Technology Co., Ltd. included in other payables and accrued expenses.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Number of Ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	PRC statutory reserve	Retained earnings	Non- controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2007	9,375,192	94	5,387	(237)	69	88	6,522	1,067	12,990
Net income	—	—	—	—	—	—	422	345	767
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	202	—	—	273	475

Total comprehensive income									1,242

Shares surrendered for exercise of stock options	(45,537)	(1)	(154)	—	—	—	—	—	(155)
Exercise of stock options	2,695,246	27	3,848	—	—	—	—	—	3,875
Transfer of reserve	—	—	—	—	—	77	(79)	—	(2)
Stock-based compensation expense	—	—	148	—	—	—	—	—	148
Dividend paid to non-controlling interest	—	—	—	—	—	—	—	(140)	(140)

Balance as of December 31, 2007	12,024,901	120	9,229	(237)	271	165	6,865	1,545	17,958
Net income	—	—	—	—	—	—	149	363	512
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	207	—	—	78	285

Total comprehensive income									797

Purchase of treasury stock	—	—	—	(44)	—	—	—	—	(44)
Shares surrendered for exercise of stock options	(31,240)	—	(73)	—	—	—	—	—	(73)
Exercise of stock options	208,370	2	122	—	—	—	—	—	124
Transfer of reserve	—	—	—	—	—	35	(35)	—	—
Stock-based compensation expense	—	—	217	—	—	—	—	—	217
Dividend paid to non-controlling interest	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2008	12,202,031	122	9,495	(281)	478	200	6,979	1,986	18,979
Net income	—	—	—	—	—	—	32	305	337
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	9	—	—	1	10

Total comprehensive income									347

Purchase of treasury stock	—	—	—	(253)	—	—	—	—	(253)
Shares surrendered for exercise of stock options	—	—	—	—	—	—	—	—	—
Exercise of stock options	10,000	—	6	—	—	—	—	—	6
Transfer of reserve	—	—	—	—	—	22	(22)	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—
Dividend paid to non-controlling interest	—	—	—	—	—	—	—	(147)	(147)

Balance as of December 31, 2009	12,212,031	122	9,501	(534)	487	222	6,989	2,145	18,932

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

Details of the Company’s significant subsidiaries and affiliates are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organization and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	51%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	51%	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust—Removal Co. Ltd.)	20%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%**	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

* In the year 2007, the Company acquired 20% equity interest of this company.

** In the year 2008, the Company acquired 20% equity interest of this company.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies

(a)                              Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”).  The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation(previously FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities”) , are included in the consolidated financial statements, if applicable.

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10.  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements effective December 31, 2004.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$90,805 and US$33,952, as of December 31, 2009 and US$107,386 and US$66,412, as of December 31, 2008, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2009 were US$43,534 (2008: losses of US$41,443 and 2007: profits of US$17,638), including taxes of US$2,432 (2008: US$3,126 and 2007: US$11,118).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these entities do not have recourse to the general credit of the Group. The Group will provide all of the needed financing for the VIEs.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

(c)                              Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts or the engineering income are recorded under the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, (previously Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”). This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date.  Recognized revenue and profit are subject to revisions as the contract progresses to completion.  Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. For any contract where it is identified that a loss will be incurred, the full loss will be recognized immediately.

(d)                              Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$99,000, US$89,000 and US$47,000 for the years ended December 31, 2009, 2008 and 2007 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

(e)                              Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$64,000, US$40,000 and US$78,000 for the years December 31, 2009, 2008 and 2007 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

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

In accordance with ASC 740-10, the Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2009, 2008 and 2007.

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

(k)                            Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, (previously SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets”) which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2009.

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

(m)                          Goodwill

The Group has adopted FASB ASC Subtopic 350-10, Intangibles — Goodwill and Other (previously SFAS No.142: “Goodwill and other intangible assets”) which assess the possible impairment of goodwill existing at the date of adoption and perform a subsequent impairment test on an annual basis.

(n)                             Foreign Currency Translation

The Company maintains its books and records in United States dollars.  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”).  Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates.  Gains or losses from foreign currency transactions are recognized in the consolidated statements of income during the year in which they occur.  Translation adjustments on subsidiaries’ equity are included as  accumulated comprehensive income or loss.

(o)                              Derivative Instruments and Hedging Activities

FASB ASC Subtopic 815-10, Derivates and Hedging, (previously SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133”, as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”).  ASC 815-10 contains accounting and reporting standards for hedging accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

ASC 815-10 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value.  Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or shareholders’ equity (as a component of accumulated other comprehensive income).

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

(r)                              Net income per Ordinary Share

Net income per ordinary share is computed in accordance with FASB ASC Subtopic 260-10, Earnings Per Share, (previously SFAS No. 128 “Earnings Per Share”), by dividing the net income by the weighted average number of shares of ordinary share outstanding during the period.  The Company reports both basic earnings per share, which is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share, which is based on the weighted average number of ordinary shares outstanding and all dilutive potential ordinary shares outstanding.  Outstanding stock options are the only dilutive potential shares of the Company.

(s)                              Stock-based Compensation

The Group adopted the provisions of FASB ASC Subtopic 718-10, Compensation — Stock Compensation), (previously SFAS No. 123 (revised 2004) (SFAS No. 123(R)), Share-Based Payment) which requires the Group to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

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

(v)                               Segment Information

The Company’s segment reporting is prepared in accordance with FASB ASC Subtopic 280-10, Segment Reporting, (previously SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”).  The management approach required by ASC 280-10 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.  The Company categorizes its operations into two business segments: Trading and manufacturing, and Engineering.

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

(w)                                Recent Accounting Pronouncements (Continued)

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

3              Other income, net

	2009	2008	2007
	US$’000	US$’000	US$’000

Exchange gain, net	47	120	104
Rental income	24	25	38
	71	145	142

4              Income taxes

The Company is exempt from taxation in the British Virgin Islands.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2009 (2008: 16.5%, 2007: 17.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited, a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 20% (2008: 18%, 2007: 15%) (a rate currently levied by the Pudong local Tax Bureau despite the rate National Tax Bureau of 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2009, SET had an assessable loss carried forward of US$313,386 as agreed by the local tax authority to offset its profit for the coming year (2008: US$242,253). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited is exempt from the PRC Enterprise Income Tax of 20% (2008: 18%, 2007: 15%) for two years starting from 2007, followed by a 50% reduction for the next three years thereafter. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2008: 25%, 2007: 27%). Pact Asia Pacific Limited operates in the British Virgin Islands where there are no taxes imposed on it. However, part of its profit is subject to Hong Kong profits tax at a rate of 16.5% (2008: 16.5%, 2007: 17.5%) as the profit is earned in Hong Kong.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2008: 25%, 2007: 33%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2009, certain VIEs had aggregated assessable losses carried forward of US$151,706 as agreed by the local tax authority (2008: US$99,830).

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

(Loss)/Income before income taxes/(benefit):

	2009	2008	2007
	US$’000	US$’000	US$’000

Domestic (BVI)	—	—	—
Foreign	(40)	560	664
	(40)	560	664

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

The provision for income taxes consists of:

	2009	2008	2007
	US$’000	US$’000	US$’000
Current tax expenses:
Domestic (BVI)	—	—	—
Foreign	264	331	240
Total current provision	264	331	240

Deferred tax benefit:
Domestic (BVI)	—	—	—
Foreign	(46)	(10)	(96)
Total deferred provision	(46)	(10)	(96)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2009	2008	2007
	US$’000	US$’000	US$’000

Computed tax at respective company’s statutory tax rate	46	223	75
Change in valuation allowances	121	99	114
Under-provision for income tax in prior years	7	—	—
Others	44	(1)	(45)
Total provision for income tax at effective tax rate	218	321	144

The components of deferred tax assets are as follows:

	2009	2008
	US$’000	US$’000

Deferred tax assets arising from tax losses	528	360
Deferred tax liabilities arising from temporary differences	(4)	(3)
Less: Valuation allowances	(334)	(213)
Net deferred tax assets	190	144

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5              Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2009	2008	2007
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	11,632,460	11,824,153	11,105,556
Effect of dilutive potential ordinary shares: Stock options	264,077	387,905	989,779
Weighted average number of ordinary shares for the purposes of diluted net income per share	11,896,537	12,212,058	12,095,335

6              Accounts receivable

	2009	2008
	US$’000	US$’000

Trade receivables	6,081	6,792
Less: Allowance for doubtful debts	(18)	(85)
	6,063	6,707

	2009	2008
	US$’000	US$’000
Allowance for doubtful debts
Balance at beginning	85	95
Released/(charged) to costs and expenses	(9)	8
Write off	(58)	(18)
Balance at end	18	85

As of December 31, 2009, accounts receivables in the form of bills receivable under letter of credit through banks amounted to approximately US$104,000 (2008: US$50,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7              Inventories, net

	2009	2008
	US$’000	US$’000

Raw materials	167	162
Work in progress	213	365
Finished goods	967	2,073
	1,347	2,600

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2009, and 2008, provision for obsolete and slow moving inventories amounted to US$73,563 and US$68,758, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

8              Property, plant and equipment

		2009	2008
		US$’000	US$’000

Office premises		2,257	2,257
Leasehold improvements		150	150
Furniture, fixtures and office equipment		939	857
Motor vehicles		162	162
Testing equipment		77	77
		3,585	3,503

Less: Accumulated depreciation		(2,173)	(1,990)
		1,412	1,513

	2009	2008	2007
	US$’000	US$’000	US$’000
Depreciation charge	202	218	232

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

9              Investments in affiliates

During the year ended December 31, 2007, the Group acquired 20% equity interests in Zhejiang Tianlan Environmental Protection Technology Co. Ltd, a company incorporated in the PRC for a total consideration of US$4,648,000.  The Group believes that after this acquisition, it has a strategic partner to work with in China for the environmental protection business. With this affiliate’s technology and technical support, it can now provide services and environmental solutions not only for water and wastewater treatment but also for air pollution control for industrial clients in China. Investments in this affiliate are accounted for using the equity method of accounting.

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

Balance Sheet:	2009	2008
	US$’000	US$’000

Current assets	15,947	16,952

Non-current assets	6,751	5,504
Total assets	22,698	22,456

Total liabilities	(8,803)	(9,831)

Total shareholders’ equity	13,895	12,625

Operating results:	2009	2008
	US$’000	US$’000

Net sales	17,786	14,688

Operating profits	536	1,396

Net profits	272	1,215

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9              Investments in affiliates (Continued)

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

Balance Sheet:	2009	2008
	US$’000	US$’000

Current assets	16,705	17,423

Non-current assets	4,820	5,197
Total assets	21,525	22,620

Total liabilities	(8,630)	(11,559)

Total shareholders’ equity	12,895	11,061

Operating results:	2009	2008
	US$’000	US$’000

Net sales	11,521	13,571

Operating profits	433	639

Net profits	2,718	152

10           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Ordinary share

During the year ended December 31, 2008, the Company issued 208,370 ordinary shares for stock options exercised and cancelled 31,240 shares surrendered for exercise of stock options.

During the year ended December 31, 2009, the Company issued 10,000 ordinary shares for stock options exercised.

12           Goodwill

The Company accounted for the acquisition in accordance with FASB ASC Subtopic 805-10, Business Combinations, (previously SFAS No. 141 “Business Combinations”), which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of October 18, 2005, in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited..

As of December 31, 2009, the Company completed the annual impairment test. (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2009) Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill as of December 31, 2009.

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

The Company authorized a stock buyback program in November 2008 pursuant to which up to 300,000 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 41,041 shares and 258,993 shares of ordinary share during 2008 and 2009 for considerations of approximately US$44,000 and US$219,000, respectively.

The Company authorized a stock buyback program in July 2009 pursuant to which up to 300,000 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 26,635 shares of ordinary share during 2009 for considerations of approximately US$34,000.

There was no reissuance of treasury stock during each of the three years ended December 31, 2009.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the year ended December 31, 2009, 10,920 options, 22,680 options and 5,000 options with exercise price of US$0.5787, US$0.8191 and US$2.02, respectively, were cancelled.

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

During the year ended December 31, 2009, 12,600 options with exercise price of US$0.7618 were cancelled. During the same year, 10,000 options with exercise price of US$0.5857 per share were exercised.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

15           Stock options (Continued)

(iv)          2007 Officers’ and Directors’ Stock Option and Incentive Plan (Continued)

Changes in outstanding options under various plans mentioned above were as follows:

	2009		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	583,470	0.84	1,290,840	1.74	3,938,296	1.32
Granted	—	—	205,000	2.56	499,000	3.27
Cancelled/Expired	(51,200)	(0.87)	(704,000)	(3.07)	(451,210)	(1.58)
Exercised	(10,000)	(0.59)	(208,370)	(0.60)	(2,695,246)	(1.44)
Outstanding, end of year	522,270	0.85	583,470	0.84	1,290,840	1.74

Exercisable, end of year	522,270	0.85	583,470	0.84	791,840	0.78

As of December 31, 2009, the options outstanding and exercisable had exercise prices in the range of US$0.5787 to US$3.33 and a weighted average unexpired life of approximately 1.7 years.

As of December 31, 2009	Shares	Intrinsic Value
		US$’ 000
Total outstanding in-the-money options	482,270	719
Total vested in-the-money options	482,270	719

The total intrinsic value of share options exercised for the twelve months ended December 31, 2009 and 2008 were approximately $8,000 and $374,000, respectively. As of December 31, 2009 there was no unrecognized stock-based compensation expense related to unvested stock options.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

15           Stock options (Continued)

The Group adopted the provisions of ASC 718-10, which requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

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

The following table summarizes the assumptions used during the years ended December 31, 2008 and 2007:

Assumptions	2008	2007

Expected volatility	75.9-86.7%	75.9-86.7%
Expected dividends	—	—
Expected term (years)	1.25	1.25
Risk-free rate	3.2-4.3%	3.2-4.3%

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

16           Pension plan (Continued)

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

During the years ended December 31, 2009, 2008 and 2007, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$327,000, US$291,000 and US$245,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2009 and 2008.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

18           Related party transactions

Other than the compensation paid and stock options available to the directors, there were no other transactions with related parties in the years 2009, 2008 and 2007.

19           Commitments and contingencies

(i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2009, 2008 and 2007 were approximately US$394,000, US$411,000, and US$448,000, respectively.  Future minimum rental payments as of December 31, 2009, under agreements classified as operating leases with non-cancellable terms amounted to US$224,000 of which US$175,000 are payable in the year 2010 and US$49,000 are payable within years 2011 to 2013.  As of December 31, 2008, the future minimum rental payments under agreements classified as operating leases with non-cancellable terms amounted to US$177,000 of which US$154,000 are payable in the year 2009 and US$23,000 are payable within years 2010 to 2012.

(ii)          Banking facilities

As at December 31, 2009, 2008 and 2007, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can access up to approximately US$2,564,000, US$2,564,000 and US$4,167,000 respectively, of which approximately US$260,000, US$234,000 and US$138,000 was utilized for issuance of bank guarantees.

(iii)          Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining securities of these two companies at 5.2 times of their average net income for the three prior fiscal years.

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

	2009	2008	2007
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	18,326	21,439	20,010
Engineering	9,010	10,299	7,220
	27,336	31,738	27,230
Operating income
Trading and manufacturing	(462)	(185)	(57)
Engineering	314	555	323
	(148)	370	266

	2009	2008	2007
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	172	179	197
Engineering	30	39	35
	202	218	232
Capital Expenditures, Gross
Trading and manufacturing	81	56	147
Engineering	37	43	103
	118	99	250

	2009	2008
	US$’000	US$’000
Assets
Trading and manufacturing	10,938	12,754
Engineering	7,239	7,845
Unallocated	8,067	7,679
	26,244	28,278
Liabilities
Trading and manufacturing	4,383	6,108
Engineering	2,929	3,191
Unallocated	—	—
	7,312	9,299

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

21           Segment information (Continued)

(ii)           Geographical analysis of revenue by customer location is as follows:

	2009	2008	2007
	US$’000	US$’000	US$’000
Revenue -
The PRC	19,333	25,430	21,595
Hong Kong	7,621	5,745	5,401
Others	382	563	234
	27,336	31,738	27,230

(iii)          Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2009	2008
	US$’000	US$’000

Hong Kong	755	810
The PRC	657	703
	1,412	1,513

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)         Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2009	2008	2007

Thermo Fisher Scientific	21%	10%	5%
Siemens Water Technologies Group	13%	7%	10%
Calipers Life Sciences Inc.	10%	10%	6%
Hach Company - Lachat Instruments	10%	8%	5%
Hioki E.E. Corp.	6%	15%	32%
Stanford Research Systems Inc.	5%	4%	4%

Some of the purchase agreements signed with the Group’s suppliers are memorialized. They are not formal contracts and are arranged through other acknowledgements or correspondence which may contain vague description of the terms and conditions of such arrangements, and therefore may be unenforceable.

(iv)          Major customers

No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2009, 2008 and 2007.

22           Post balance sheet events

In January 2010, the Group acquired additional 2% equity interests in Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited for a total consideration of approximately US$73,000.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2009 AND

CONSOLIDATED STATEMENT OF INCOME,

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Zhejiang Jiahuan Electronic Co., Ltd.

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Co., Ltd. as of December 31, 2009 and the related consolidated statement of income, shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zhejiang Jiahuan Electronic Co., Ltd. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

This was our first audit of the consolidated financial statements of Zhejiang Jiahuan Electronic Co., Ltd. and, as instructed, the scope of our engagement did not include sufficient procedures with respect to the consolidated financial statements for the preceding year to enable us to express an opinion on the consistency of application of accounting principles.

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2010

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

			(Unaudited)
	Note	2009	2008
		RMB’000	RMB’000
ASSETS

Current assets
Cash and cash equivalents		7,183	14,132
Accounts receivable, net	5	67,080	64,349
Notes receivable		1,500	11,142
Other receivables	6	12,281	5,138
Amounts due from shareholders	14	826	181
Short term investments	7	8,200	200
Inventories	8	17,051	23,040

Total current assets		114,121	118,182

Property, plant and equipment, net	9	25,429	27,146
Land use right, net	10	7,430	7,603
Long term investment	7	69	518

Total assets		147,049	153,449

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		18,280	21,094
Other payables and accrued expenses	11	12,804	18,574
Short term loans	12	20,000	31,000
Amount due to a related company	14	838	896
Income tax payable		427	405

Total current liabilities		52,349	71,969

Other long term liabilities	15	6,609	6,862

Commitments and contingencies		—	—

Shareholders’ equity
11,250,000 shares authorised; 11,250,000 shares issued and fully paid; par value RMB1 per share		11,250	11,250
PRC statutory reserves	16	29,461	27,600
Retained earnings		46,236	35,160

Total shareholders’ equity of Zhejiang Jiahuan Electroic Co., Ltd.		86,947	74,010
Non-controlling interest		1,144	608
Total equity		88,091	74,618

Total liabilities and shareholders’ equity		147,049	153,449

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

			(Unaudited)
	Note	2009	2008
		RMB’000	RMB’000

Revenue		78,670	95,994

Cost of revenue		(52,055)	(70,828)

Gross profit		26,615	25,166

Selling and administrative expenses		(22,885)	(24,468)

Operating income		3,730	698

Interest income		99	118

Other income, net	3	15,949	310

Income before income taxes		19,778	1,126

Income taxes	4	(1,080)	(1,065)

Net Income		18,698	61

Net income attributable to non-controlling interest		(136)	(9)

Net income attributable to Zhejiang Jiahuan Electronic Co., Ltd.’s shareholders		18,562	52

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

		(Unaudited)
	2009	2008
	RMB’000	RMB’000
Cash flows from operating activities:
Net income	18,698	61
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation of land use right	173	180
Depreciation of property, plant and equipment	2,099	2,074
Gain on disposal of land	(14,892)	—
Gain on disposal of investments	(883)	—
Increase in allowance for doubtful debts on trade receivables	2,458	3,528
Impairment loss on long term investment	—	485
Loss on disposal of property, plant and equipment	9	—
Recovery of previously written off trade receivables	(707)	—
(Increase)/decrease in current assets:
Accounts receivable, net	(4,482)	(6,918)
Notes receivable	9,642	755
Other receivables	749	(1,528)
Inventories	9,143	2,838
Increase/(decrease) in current liabilities:
Accounts payable	(5,967)	(8,863)
Other payables and accrued expenses	(5,770)	1,147
Amount due to a related company	(58)	896
Income tax payable	22	(3,011)
Other long term payables	(253)	819

Net cash provided by/(used in) operating activities	9,981	(7,238)

Cash flows from investing activities:
Purchase of property, plant and equipment	(391)	(1,227)
Purchase of short term investments	(8,000)	—
Proceeds from sale of land	7,000	—
Proceeds from sale of long term investments	1,332	128

Net cash used in investing activities	(59)	(1,099)

Cash flows from financing activities:
Repayment of bank borrowings	(11,000)	—
Advance of bank borrowings	—	5,000
Proceeds from issuance of share	—	8,947
Dividend paid to shareholders	(5,625)	(1,280)
Increase in amounts due from shareholders	(246)	398

Net cash (used in)/provided by financing activities	(16,871)	13,065

Net (decrease)/increase in cash and cash equivalents	(6,949)	4,728
Cash and cash equivalents, beginning of year	14,132	9,404

Cash and cash equivalents, end of year	7,183	14,132

	RMB’000	RMB’000
Supplementary information
Interest received	99	118
Interest paid	(1,860)	(2,124)
Income taxes paid	(1,058)	(4,076)

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	Share		PRC		Non-
	Number		statutory	Retained	controlling
	of shares	Amount	reserves	earnings	interest	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2009	11,250,000	11,250	27,600	35,160	608	74,618

Net income	—	—	—	18,562	136	18,698

Total comprehensive income						18,698

Retained earnings attributed to non-controlling interest in an acquisition of a subsidiary	—	—	—	—	400	400

Dividends	—	—	—	(5,625)	—	(5,625)

Transfer to reserve	—	—	1,861	(1,861)	—	—

Balance as of December 31, 2009	11,250,000	11,250	29,461	46,236	1,144	88,091

	Share		PRC		Non-
	Number		statutory	Retained	controlling
	of shares	Amount	reserves	earnings	interest	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance as of January 1, 2008	10,000,000	10,000	19,900	36,391	599	66,890

Net income	—	—	—	52	9	61

Total comprehensive income						61

Capital injection	1,250,000	1,250	7,697	—	—	8,947

Dividends	—	—	—	(1,280)	—	(1,280)

Transfer to reserve	—	—	3	(3)	—	—

Balance as of December 31, 2008	11,250,000	11,250	27,600	35,160	608	74,618

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organisation and principal activities

Zhejiang Jiahuan Electronic Co., Ltd. (“the Company”) was established in the People’s Republic of China (“PRC”) as a limited liability company.  The principal activities of the Company are design, manufacturing and sales of automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment).

Particulars of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd.	80%	PRC	Design, manufacture and sales of solar and wind power equipment

Zhejiang Jiahuan Xinyu Environmental Protection Co., Ltd.	70%	PRC	Design, manufacture and servicing of environmental equipment

2                                         Summary of significant accounting policies

(a)                                  Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, “the Group”).  In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                 Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)                                  Revenue Recognition

Revenue from sale of automatic control systems, electric voltage control equipment, environmental equipment, and solar and wind power equipment is recognised when the product is delivered and the title is transferred.  For certain products where installation is necessary, revenue is recognised upon completion of installation.

(d)                                 Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately RMB4,368,000 and RMB4,054,000 for the year ended December 31, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statement of income.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(e)                                  Taxation

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, (previously Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”).  Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards.  A valuation allowance is established when the deferred tax assets are not expected to be realised within a reasonable period of time.

Note 4 shows the applicable tax rates for the Company and its subsidiaries, as well as the major temporary differences so recorded.

(f)                                    Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks.

(g)                                 Investments

Investments comprise marketable securities which are classified as available-for-sale securities and are carried at fair value with unrealised gains and losses, net of taxes, reported as a separate component of shareholders’ equity (deficit). The Company determines any realised gains or losses on the sale of marketable securities on a specific identification method, and records such gains and losses as a component of other income (expense), net in the consolidated statement of income.

(h)                                 Receivables and Other Assets

Receivables and other assets are recorded at their nominal values.  Doubtful debts allowances are provided for identified individual risks for these line items.  If the loss of a certain part of the receivables is probable, doubtful debts allowances are provided to cover the expected loss. Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(j)                                     Property, Plant and Equipment and Land Use Right

Property, plant and equipment and land use right are stated at cost less accumulated depreciation and amortisation. Gains or losses on disposal are reflected in current operations.  Major expenditures for betterments and renewals are capitalised.  All ordinary repair and maintenance costs are expensed as incurred.

Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Group’s land purchases in the PRC are considered to be leasehold land and classified as land use right. They are amortised on a straight-line basis over the respective term of the right to use the land. The period for right to use was 50 years.

Construction in progress is stated at cost less impairment losses. Cost comprises direct costs of construction as well as borrowing costs capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to the appropriate class of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

Depreciation of property, plant and equipment and amortisation of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	50 years
Buildings	5 to 20 years
Furniture, fixtures and machineries	3 to 10 years
Motor vehicles	5 to 10 years

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

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(k)                                  Impairment - Continued

The Group determines the existence of such impairment by measuring the expected cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Changes for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.

The Group determined that there were no impairment losses recorded during each of the two years ended      December 31, 2009 and 2008.

(l)                                    Foreign Currency Translation

The Group maintains its books and records in Chinese Renminbi (“RMB”), which is the Group’s functional currency.  Foreign currency transactions during the year are translated into the functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date.  Gains or losses from foreign currency transactions are recognised in the consolidated statement of income during the year in which they occur.

(m)                              Comprehensive Income

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

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(n)                                 Use of Estimates

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

(o)                                 Related Parties

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

(p)                                 Recent Accounting Pronouncements

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

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(p)                                 Recent Accounting Pronouncements - Continued

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (now codified within ASC 105, Generally Accepted Accounting Principles (“ASC 105”)). ASC 105 establishes the Codification as the single source of authoritative GAAP recognised by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the Codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the Codification. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations or financial position.

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

In December 2009, FASB issued ASU 2009-17 Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of ASU 2009-17 to have a material impact on its consolidated results of operations or financial position.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(p)                                 Recent Accounting Pronouncements - Continued

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

In January 2010, FASB issued ASU 2010-02 Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification (“ASU 2010-2”). ASU 2010-2 addresses implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification , originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognises a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. ASU 2010-2 is effective for the Company starting January 1, 2010. The Company does not expect the adoption of ASU 2010-2 to have a material impact on the Company’s consolidated results of operations or financial position.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of important accounting policies - Continued

(p)                                 Recent Accounting Pronouncements - Continued

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

The Group does not believe that any other of the recently issued and adopted, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

3                                         Other income, net

			(Unaudited)
	Note	2009	2008
		RMB’000	RMB’000

Exchange gain, net		1	—
Gain on disposal of land	(i)	14,892	—
Gain on disposal of investments		883	—
Rental income	(ii)	73	—
Subsidy from government	(iii)	100	310

		15,949	310

(i)                  The amount represents compensation from PRC government in respect of the recall of the Company’s land, of which, cash of RMB7,000,000 was received from the PRC government during the year. The remaining balance of approximately RMB7,892,000, as included in other receivable (note 6), is received subsequent to the year end.

(ii)               Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

(iii)            The Group recognises subsidy income when granted by local government authority and are not subject to future return or reimbursement.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                         Income taxes

The Group provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC EIT purposes. The Company was recognised as one of the 2008 Hangzhou New and High Technical Enterprise, and is entitled to tax concession to pay a lower tax rate of 15% over 3 years, beginning in 2008.

The provision for income tax consists of:

		(Unaudited)
	2009	2008
	RMB’000	RMB’000

Current PRC EIT	1,080	1,065

Income taxes	1,080	1,065

The principal reconciling items from income tax computed at the statutory rate and at the effective income tax rate are stated as follows:

		(Unaudited)
	2009	2008
	RMB’000	RMB’000

Income before income taxes	19,778	1,126

Computed tax at respective company’s statutory rate	3,030	179
Tax effect on revenue not subject to tax	(2,400)	—
Tax effect on expenses not deductible for tax purposes	447	89
Tax effect on tax loss not recognised	18	—
Utilisation of temporary differences previously not recognised	—	797
Others	(15)	—

Total provision for income at effective rate	1,080	1,065

Deferred tax assets/(liabilities) as of December 31, 2009 are as follows:

		(Unaudited)
	2009	2008
	RMB’000	RMB’000
Deferred tax arising from tax losses	18	—
Deferred tax arising from deductible temporary differences	1,548	1,260
Less: Valuation allowances	(1,566)	(1,260)

	—	—

The Group has recorded a valuation allowance against certain deferred tax assets due to uncertainty surrounding the realisation of these assets. The valuation allowance is related to certain tax losses and the deductible temporary differences due to the unpredictability of future profit streams. Due to the uncertainty surrounding future capital gains, management believes it is more likely than not that these assets will not be realised. The tax losses can be carried forward for a period of five years, which will be expiring on January 1, 2015. The deductible temporary differences can be carried forward indefinitely.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                                         Accounts receivable, net

		(Unaudited)
	2009	2008
	RMB’000	RMB’000

Trade receivables	77,421	72,939
Less: Allowance for doubtful debts	(10,341)	(8,590)

	67,080	64,349

		(Unaudited)
	2009	2008
	RMB’000	RMB’000
Allowance for doubtful debts:
Balance at beginning	8,590	5,062
Charged to statement of income	2,458	3,528
Recovered	(707)	—

	10,341	8,590

6                                         Other receivables

		(Unaudited)
	2009	2008
	RMB’000	RMB’000

Prepayments and other receivables	2,426	2,124
Compensation receivable from PRC government for disposal of land (note 3)	7,892	—
Deposits	1,963	3,014

	12,281	5,138

7                                         Investments

	2009
	Amortised	Gross unrealised		Fair
	cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000
Short term listed investments:
Equity securities	8,200	—	—	8,200

Long term investment:
Unlisted investment	69	—	—	69

	(Unaudited)
	2008
	Amortised	Gross unrealised		Fair
	cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000
Short term listed investments:
Equity securities	200	—	—	200

Long term investment:
Unlisted investment	518	—	—	518

The balance of investments have their market values close to their book balance.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                                         Inventories

	2009	(Unaudited) 2008
	RMB’000	RMB’000

Raw materials	5,374	3,682
Work in progress	6,543	13,032
Finished goods	5,134	6,326

	17,051	23,040

9                                         Property, plant and equipment, net

	2009	(Unaudited) 2008
	RMB’000	RMB’000

Buildings	25,065	24,937
Construction in progress	177	95
Furniture, fixtures and machineries	8,749	9,896
Motor vehicles	1,720	1,720
	35,711	36,648
Less: Accumulated depreciation	(10,282)	(9,502)

	25,429	27,146

Depreciation charge	2,099	2,074

Construction in progress is in relation to the Group’s new factory which is currently under construction, and will be depreciated once the property is complete and available for use. The estimated cost to completion which the Group is contractually committed, is approximately RMB3,223,000.

Buildings with a total cost of approximately RMB18,803,000 as of December 31, 2009 were pledged, along with the land use right as discussed below, to secure the short-term loans. In 2008, only the buildings, with the same total cost, were pledged to secure the short-term loans.

10                                  Land use right, net

	2009	(Unaudited) 2008
	RMB’000	RMB’000

Land use right	8,018	8,018
Less: Accumulated amortisation	(588)	(415)

	7,430	7,603

Amortisation charge	173	180

Land use right with a carrying amount of approximately RMB5,487,000 as of December 31, 2009 was pledged, along with the buildings discussed above, to secure the short-term loans. In 2008, the land use right was not pledged as security for any debt.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers, other taxes payable and accruals for operating expenses.

12                                  Short term loans

The short term loans as of December 31, 2009 bear interest at fixed rates ranging from 4.86% to 5.841% per annum with maturity dates ranging from April 5, 2010 to November 11, 2010 and are secured by the Company’s buildings and land use right. Interest paid during the year ended December 31, 2009 and 2008 were approximately RMB1,860,000 and RMB2,124,000 respectively.

13                                  Dividends to shareholders

In the fiscal year ended December 31, 2009 and 2008, the Company declared dividends of RMB5,625,000 and RMB1,280,000 respectively to the shareholders.

14                                  Related party

Amounts due from shareholders and amount due to a related company

The amounts due from shareholders and amount due to a related company do not bear any interest, unsecured and do not have clearly defined terms of repayment.

15                                  Other long term liabilities

Other long term liabilities represent accrued staff benefits and subsidies received from the government in relation to an agreement to meet certain profit and turnover targets until the balance can be recognised as reserves of the Group. As the targets are yet to be met, the balance remained in other long term liabilities.

16                                  PRC statutory reserves

Under the relevant PRC laws and regulations, the Group is required to appropriate certain percentage of their respective net income to two statutory funds, namely the statutory reserve fund and the statutory staff welfare fund.

(i) Statutory reserve funds

Pursuant to applicable PRC laws and regulations, the Group is required to allocate at least 10% of the companies’ net income to the statutory reserve funds until such funds reaches 50% of the companies’ registered capital. The statutory reserve funds can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such funds be maintained at a minimum of 25% of the companies’ registered capital.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16                                  PRC reserves - Continued

(ii) Statutory welfare funds

Pursuant to applicable PRC laws and regulations, the Group is required to allocate certain amount of the companies’ net income to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the Group.

17                                  Establishment of subsidiary

In 2009, the Company has established and invested 80% of equity interests in Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd., a company newly incorporated in the PRC in 2009, for a total consideration of RMB1,600,000.  The details of the subsidiary is disclosed in note 1.

18                                  Pension plan

As stipulated by the rules and regulations in the PRC, the Group contributes to the state-sponsored retirement plans for its employees in Mainland China.  The Group contributes approximately 26% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2009 and 2008, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB1,243,000 and RMB1,639,000 respectively.

19                                  Risk Factor and Derivative Instruments

Financial risk factors

The Group’s activities expose itself mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk.  The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Group has policies that limit the amount of credit exposure to any customers. Derivative counterparties and cash transactions are limited to high credit quality banks.

ZHEJIANG JIAHUAN ELECTRONIC CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20                                  Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, other receivables and payables, balances with shareholders and a related company, and short and long term investments approximate their fair values due to the short-term nature of these instruments.

21                                  Subsequent events

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

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2010

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

	Note	2009	2008
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		13,031	9,906
Accounts receivable, net	6	73,412	77,697
Amounts due from owners	15	308	303
Prepayments and other current assets		15,787	19,107
Inventories, net	7	1,720	2,058
Income taxes recoverable		969	96

Total current assets		105,227	109,167

Property, plant and equipment, net	8	45,293	35,882
Deferred tax assets		823	219

Total assets		151,343	145,268

Liabilities and owners’ equity

Current liabilities:
Short term borrowings	9	6,300	7,200
Accounts payable		26,794	19,405
Amounts due to owner	15	720	8,691
Other payables and accrued expenses	10	19,064	16,631
Other taxes payable	5	3,544	1,169

Total current liabilities		56,422	53,096

Commitments and contingencies	16	—	—

Owners’ equity:
Paid-in capital		50,000	50,000
Capital reserve	12	11,374	11,274
PRC statutory reserves	11	7,675	6,152
Retained earnings		21,771	23,435

Total owners’ equity of Zhejiang Tianlan Environmental Protection Technology Company Limited		90,820	90,861
Non-controlling interest		4,101	1,311

Total equity		94,921	92,172

Total liabilities and owners’ equity		151,343	145,268

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

Details of the Company’s subsidiaries are summarized as follows:

	Percentage of equity ownership		Place of
Name	2009	2008	incorporation	Principal activities
Hangzhou Tianlan Environmental Engineering and Design Company Limited (Formerly known as Hangzhou Tianlan Equipments Installation Engineering Company Limited)	100%*	90%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Huan Qing Information Technology Company Limited	88%**	88%	PRC	Provision of consulting and training services for environmental industry

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7              Inventories, net

	2009	2008
	RMB’000	RMB’000

Raw material	1,720	2,058

8              Property, plant and equipment

	2009	2008
	RMB’000	RMB’000

Office premises and leasehold improvements	43,260	10,791
Construction in progress	—	22,713
Furniture, fixtures and office equipment	2,868	1,786
Motor vehicles	2,417	2,417
Plant and machineries	899	899
	49,444	38,606

Less: Accumulated depreciation	(4,151)	(2,724)
	45,293	35,882

	2009	2008
	RMB’000	RMB’000
Depreciation charge	1,430	1,152

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

16           Commitments and contingencies

Operating leases

Rental expenses for the years ended December 31, 2009 and 2008 were approximately RMB410,000 and RMB573,000 respectively.  As of December 31, 2009, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2010.  As of December 31, 2008, the future minimum lease payments under non-cancellable operating leases amounted to RMB71,000 are payable in the year 2009.

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