Form 20-F
period 2010-12-31
EURO TECH HOLDINGS CO LTD
filed 2011-06-28
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

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

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report,

11,521,490 Ordinary Shares.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posed on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes   ☒ No

Explanatory Note

In addition to the financial statements of Euro Tech Holdings Company Limited (the “Company”) attached are the financial statements of Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”).  The rules of the Securities and Exchange Commission require that the Company file the financial statements of Blue Sky.

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

Multi-Channel Digital Recorder:	A device that measures and records more than one input of a digitized signal (signal in the form of pulses).

Nitrosamines.	A group of carcinogenic compounds, which are a component of cigarette smoke, cause cancer in a number of organs, particularly in the liver, kidneys, and lungs.

pH Controller:	A process instrument that measures and controls the acidity or alkalinity of a fluid.

Reagent:	A chemical substance used to cause a chemical reaction and detect another substance.

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

ITEM 3.                                          KEY INFORMATION

Item 3A                                                    Selected Financial Data

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated income statement data for years ended December 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010 and 2009 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and Item 5. “Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2010	2009	2008	2007	2006
	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	6,130	7,025	7,146	9,387	9,160
Working capital(1)	6,444	8,203	8,583	10,099	10,267
Total assets	25,213	26,244	28,278	25,482	19,975
Short-term debt(2)	0	0	0	0	0
Net assets	18,101	18,932	18,979	17,958	12,990
Capital Stock	123	122	122	120	94

(1)             Current assets minus current liabilities.

(2)             Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2010	2009	2008	2007	2006
	US$	US$	US$	US$	US$
Income Statement Data:
Revenue	22,305	27,336	31,738	27,230	27,161
Cost of revenue	(16,564)	(20,876)	(24,154)	(20,398)	(20,606)
Gross profit	5,741	6,460	7,584	6,832	6,555
Selling and Administrative Expenses	(7,118)	(6,608)	(7,214)	(6,566)	(5,961)
Operating (loss)/income	(1,377)	(148)	370	266	594
Interest Income	42	37	45	256	95
Other income, net	9	71	145	142	146
(Loss)/Income before taxes	(1,326)	(40)	560	664	835

Income taxes	(154)	(218)	(321)	(144)	(156)

Equity in profit of affiliates	723	595	273	247	—
Net (Loss)/Income	(757)	337	512	767	679

Less: net income attributable to non-controlling interest	(330)	(305)	(363)	(345)	(318)
Net (Loss)/ income attributable to the Company	(1,087)	32	149	422	361
Net (Loss)/ income per Ordinary Share Basic	(0.09)	0.003	0.01	0.04	0.04
	(0.09)	0.003	0.01	0.03	0.03

Weighted Average Number of Ordinary Shares Outstanding
Basic	11,549,416	11,632,460	11,824,153	11,105,556	8,047,911
Diluted	11,788,563	11,896,537	12,212,058	12,095,335	10,787,420

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable and maintained at the rate of approximately RMB8.30 = US$1.00. However, from 2007, through 2010, the Renminbi has fluctuated and at the end of 2010, 2009, 2008 and 2007, the exchange rates were approximately, RMB6.6018 = US$1.00, RMB 6.8282 = US$1.00, RMB 6.8251 = US$1.00 and RMB 7.3141 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2006	7.8175	7.7845	8.0715	7.9819
Fiscal 2007	7.3141	7.2941	7.8062	7.6172
Fiscal 2008	6.8251	6.7480	7.2941	6.9623
Fiscal 2009	6.8282	6.7880	6.8430	6.8409
Fiscal 2010	6.6018	6.6018	6.8344	6.7696

US$ to HK$

Fiscal 2006	7.7794	7.7502	7.7946	7.7690
Fiscal 2007	7.8049	7.7488	7.9102	7.8026
Fiscal 2008	7.7507	7.7480	7.8174	7.7874
Fiscal 2009	7.7551	7.7474	7.7617	7.7522
Fiscal 2010	7.7827	7.7507	7.8046	7.7689

The Following Months	Low	High	Average
US$ to RMB

July 2010	6.7716	6.7833	6.7764
August 2010	6.7655	6.8042	6.7862
September 2010	6.6881	6.8105	6.7490
October 2010	6.6410	6.6925	6.6685
November 2010	6.6250	6.6909	6.6526
December 2010	6.6018	6.6748	6.6518

US$ to HK$
July 2010	7.7641	7.7958	7.7769
August 2010	7.7619	7.7794	7.7703
September 2010	7.7567	7.7798	7.7660
October 2010	7.7509	7.7647	7.7585
November 2010	7.7507	7.7641	7.7545
December 2010	7.7629	7.7827	7.7739

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

The PRC’s Economic, Political And Social Conditions.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past thirty years, growth has been uneven, both geographically and among the various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by changes in applicable tax regulations, rates of currency exchange, inflation and effects to curb inflation.

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

We Are Subject To International Economic And Political Risks, Over Which We Have Little Or No Control.

Doing business entirely outside the United States subjects us to various risks, including changing economic and political conditions, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and other unforeseeable risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practice in time to avoid the adverse effect of any of these changes.

The Recent Financial Crisis and Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

Worldwide economies had been deteriorating recently.  Global markets have experienced significant turmoil and upheavals characterized by extreme volatility and declines in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, high unemployment and declining consumer and business confidence. It appears that the worldwide economic deterioration has negatively impacted our revenue and other results of operation. We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely effected in the future.

Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.  The PRC’s economy experienced a slowdown in the fourth quarter of 2008 as a result of the global economic crisis with a gradual recovery since the latter half of 2009.  There can be no assurance that the PRC’s economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically.  In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3% in 2010.  Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales.  If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Turbulent Relations With The United States Of America (“United States”).

Differences between the United States and PRC governments on some political issues continue occasionally to color their relationship. These occasional controversies could materially and adversely effect our business and operations. Political or trade friction between the two countries could also materially and adversely effect the market price of our Ordinary Shares, whether or not they adversely effect our business.

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

In Fiscal 2008, the Company had revenues of approximately US$31,738, 000, operating income of approximately US$370,000 and income before income taxes of approximately US$560,000.  In Fiscal 2009, the Company had revenues of approximately US$27,336,000, an operating loss of approximately US$148,000 and a loss before income taxes of approximately US$40,000.  In Fiscal 2010, the Company had revenues of approximately US$22,305,000, an operating loss of approximately US$1,377,000 and a loss before income taxes of US$1,326,000.  The Company primarily attributes the revenue reduction, operating loss and loss before income taxes in Fiscal 2009 and Fiscal 2010 to the global economic downturn and having key suppliers selling their products through China suppliers other than the Company.  Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident.

As the global economic downturn appears to be continuing, showing only modest positive economic improvement and the Company may face further competition by having key suppliers selling their products through China suppliers other than the Company, there can be no assurance that the Company’s revenues will not decline further and losses will not increase.

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

Dependence On Vendors: Lack of Long Term Arrangements: Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including, Thermo Fisher Scientific Group (“Thermo”), Hach Company-Lachat Instruments (“Hach”), Hioki E.E. Corporation (“Hioki”) and Siemens Water Technologies Group (“Siemens”), that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors.  A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors.  During Fiscal 2009 our sales, expressed as a percentage of total sales, to Hong Kong increased by 10% while our sales to the PRC decreased by 9% when compared to Fiscal 2008.  The 10% increase in sales to Hong Kong was primarily due to an increase in sales of Thermo’s products. This change continued into Fiscal 2010. The 9% decrease in sales to the PRC was primarily due to the global economic downturn and additional sales by our key suppliers in the PRC through distributors other than the Company. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

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

Recently, since June 17, 2011 the Company’s Ordinary Shares have been reported by NASDAQ to have a closing price below US$1.00.

If we are unable to meet the continued quotation criteria of the NASDAQ Capital Market and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

Being A “Controlled Company” Exempts Us From Certain Other Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

As a result of T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer beneficially owning the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in rules and regulations applicable to NASDAQ listed issuers. As a “controlled company”, we are not required to comply with certain NASDAQ corporate governance criteria including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

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

We May Be Exposed To Potential Risks Relating To Our Internal Controls Over Financial Reporting.

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

In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner our ability to obtain equity or debt financing could suffer and the market price of our shares could decline.

The Market Price Of Our Securities Has Been Fluctuating Widely.

During the past several years, the market price of our Ordinary Shares has fluctuated widely on occasion.  Except for the price declines that the Company attributes to the current global economic downturn, the Company knows of no reason for these wide fluctuations. See Item 9.C- “Markets.”

There Are Risks In Purchasing Low-Priced Securities.

If our securities were to be suspended or delisted from the NASDAQ Capital Market, they could be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors”. For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities.

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2010 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2010. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2011 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See  “Item 10 Taxation—United States Federal Income Taxation.”

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

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”), a company engaged in water and waste-water treatment solution business.  We had previously owned thirty (30%) percent of their capital stock.  With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries.  In January 2010, we acquired an additional two percent (2%) interest in Pact, increasing our ownership to fifty-three (53%) percent of Pact.  The foregoing purchases of Yixing and Pact were made from Tamworth Industrial Limited (“Tamworth”). In April 2011, we signed agreements with Tamworth to acquire additional 5% equity interests in Yixing and Pact for a total consideration of approximately US$234,000

Pact and Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China.  Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

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

In August 2007, Far East acquired a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000, for approximately US$4,648,000.  Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants.  By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business.  With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China.

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

Item 4B.Business Overview.

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

The Company distributes products through its Hong Kong headquarters, its trading companies in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan, Fuzhou and Urumqi and representative offices in Hong Kong, the PRC and Macau.

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

To allow the Company to bid on larger water, waste-water and power generation projects, we acquired Pact and Yixing (“Pact-Yixing”). The Company believes that the Pact-Yixing business is complementary to the Company’s business as the Company expects to have a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well.

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

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products. For example, in February 2010, Pact entered into an agreement with a stainless steel manufacturer providing for an aggregate of up to US$3,800,000 for the engineering, design, supply, equipping, installation, personnel training and commissioning of waste water treatment, direct water cooling, indirect cooling tower water, potable water treatment and industrial water treatment systems in Jiangsu, China. Target dates for the completion of the various systems commence at the end of January 2011 and run through March 2011. The balance of the contract price is payable in varying installments upon the completion of certain thresholds and the buyer’s acceptance of the thresholds being met.

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

During Fiscal 2010, “trading” activities revenue substantially declined.  In response, the Company began streamlining operations and further restructured the Company from a trading orientation to manufacturing and engineering activities. Non-profitable or non-strategic retail shops and representative office closed with consequent staff reductions with a focus on trading activity in Hong Kong, Macau and Guangdong. A fatal traffic accident in September 2010 disrupted the progress of the Guangxi contract and other engineering activities and business opportunities. Five people died, including two members of our project Management Team and an employee of a civil engineering sub-contractor. The Company drew employees from other projects and hired a new sub-contractor. Drawing personnel from other projects delayed those projects as well. Lastly, several waste water treatment projects were delayed as a result of site preparation short comings by the owners. All these factors had a substantive negative impact on the Company’s financial results of operations for Fiscal 2010. The loss to the Company from the traffic accident cannot be financially quantified.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to Water Supplies Department for determination of carcinogenic nitrosamines in drinking water in order to meet new World Heath Organization standards.

Customers for air and water quality monitoring instruments also include government agencies.

The Company derived approximately, 59.2%, 67.2% and 52.4% of its revenues from the sale of Scientific Instruments during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

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

The Company derived approximately 25.2%, 17.8% and 19.3% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Energy Conservation, And Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. The Company derived approximately 13.7%, 13.2% and 27.1% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.9%, 1.8% and 1.2% of its revenues from Technical Support Operations during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Customers. During Fiscal 2010, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering new turbidity meters manufactured by the Company.  the new turbidimeter is directed at water treatment plants, environmental monitoring status, hydrological stations.  In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been three and a half years in research, development and field testing of prototypes sold to our customers. We had made some modifications to this product to improve the quality and obtained updated Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision in November 2007 and began selling this modified TOC in 2008. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument for use on surface water, underground water and domestic and industrial wastewater.  In 2008 we introduced a Flue Gas Emissions Analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments.  In 2010, we started to develop a nondispersive infrared sensor (“NDIR”) for flue gases which is still in development stage.

Although it takes substantial to develop, test and market a product, the Company believes that ultimately by establishing product assembly operations in the PRC will not only increase revenues, expand its customer base, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes, the Company can reduce its reliance on purchasing finished products from vendors.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Hach, Hioki and Siemens, which are the Company’s largest suppliers, with purchases from them accounting for approximately 21%, 10%, 6% and 13%, respectively of the Company’s sales during Fiscal 2009 and approximately 21%, 13%, 7% and 7% during Fiscal 2010.  The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company’s Letter of Authorization with Thermo was valid until December 31, 2010, however, the Company continues to sell Thermo’s products under the same terms. The Company’s agreement with Siemens terminated in 2010. The Company’s agreement with Hach is valid until December 31, 2011 and terminable on ninety days notice by either party. The Company has only a Authorization Letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development.  For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization requires that by 2017, all ocean going vessels be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge.  Pact has been attempting to develop a non-chemical ballast water treatment system since late 2010.  We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in shipping industries or funding raising from substantial investors, and by private sales of our securities including the potential exercise by officers and directors of their options.  We have no commitments or indications of interest for the private sales of our securities.

We are planning to expand our activities in the air pollution control business by forming joint ventures involved in (i) the dust removal and/or (ii) the flue gas desulphurization for power plant industries and other similar industries.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com) will allow us to continue to offer products at lower prices than our competitors.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, especially those related to the air pollution and energy conservation sectors and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities and seek another manufacturer of analytical instruments to acquire.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from MEP, under bureau management, there are two environment monitoring systems: one system consists of over 2,200 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD, by 10%.  The PRC government passed a law requiring power distributors to combat global warming.  A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff.  Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources.  The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

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

During Fiscal 2010, Fiscal 2009 and Fiscal 2008, the Company’s gross profit margins were approximately 26%, 24% and 24%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having a knowledgeable staff.

Website

The Company has a internet platform located at (http://www.chinah2o.com). The website is directed at environmental businesses in China.  The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has a internet platform. The website is located at (http://www.yibaynet.com). The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing and Wuhan, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During 2010, the Company closed 5 retail outlets and 1 representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. The Company has a marketing and sales force of 55 people who are paid a salary plus a sales based commission.

Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company as expected.

Our remaining sales companies are located in:  Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in:  Beijing, Wuhan and Urumqi.

Litigation

After the fatal traffic accident in September 2010, the parents of two person who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong Province, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs are seeking damages of US$64,000 and US$95,000, respectively, and attorneys fees. The Company retained counsel seeking a vigorous defense, denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. This matter was heard by the Court on April 28, 2011 but remains in the pleading and motion stages of litigation. Management believes that the Company will prevail in this matter and intends to continue to vigorously defend this matter.

The family of a Company employee who died in the accident has asked for US$45,000 in compensation.

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

•      Shanghai Euro Tech Environmental Engineering Company, Ltd. — a People’s Republic of China corporation

•      Chongqing Euro Tech Rizhi Technology Company, Limited — a People’s Republic of China corporation

•      Rizhi Euro Tech Instrument (Shaanxi) Company Limited— a People’s Republic of China corporation

•      Guangzhou Euro Tech Environmental Equipment Company Limited— a People’s Republic of China corporation

Majority Owned

•      Yixing Pact Environmental Technology Company Limited — a People’s Republic of China corporation

•      Pact Asia Pacific Limited — a BVI corporation (“PACT”)

Other Entities

Pact Environmental Equipment Co. Limited — a PRC joint venture, 60% owned by PACT

Zhejiang Tianlan Environmental Protection Technology Company Limited — a People’s Republic of China corporation.*

Zhejiang Jia Huan Electronic Co. Ltd., — a People’s Republic of China corporation.*

* A 50 percent or less owned person accounted for by the equity method as defined by SEC rules and regulations.

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

The Company’s 6 field and representative offices are rented by the Company pursuant to short-term leases aggregating approximately US$3,678 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$1,264.  Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rental of approximately US$2,548.  Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rental of approximately US$1,169.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a 3 year lease expiring in January 2012, providing for a monthly rental of approximately US$6,542.

In April 2011, the Company sold a building that had been used as representative office in Shanghai. This office was moved to the Company’s Pudong location and the building was sold for approximately US$489,000 to an independent third party.

The Company’s registered office in the British Virgin Islands is located at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 494-5296.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview. The Company is engaged in two different major activities, namely Product Distribution and Manufacturing and Environmental Services.

The Company is a distributor of a wide range of advanced water treatment equipment (including chlorination equipment), laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

The Company, through its PRC corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

The Company, through its majority owned subsidiaries, Pact and Yixing, its wholly-owned subsidiary, Shanghai — Environmental, and its affiliates, Blue Sky and Jia Huan, engages in water and waste-water treatment engineering business and air pollution control business.

Item 5A.          Operating Results

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2008	80%	18%
2009	71%	28%
2010	71%	28%

Sales to customers situated in Macau and elsewhere through Fiscal 2010 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue in Fiscal 2010 unchanged as compared with Fiscal 2009.  See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue in Fiscal 2010 unchanged as compared with Fiscal 2009.  See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2010		2009		2008		2007		2006
Revenue	22,305	100%	27,336	100%	31,738	100%	27,230	100%	27,161	100%
Cost of revenue	16,564	74.3%	20,876	76.4%	24,154	76.1%	20,398	74.9%	20,606	75.9%
Gross Profit	5,741	25.7%	6,460	23.6%	7,584	23.9%	6,832	25.1%	6,555	24.1%
Selling and administrative Expenses	7,118	31.9%	6,608	24.2%	7,214	22.7%	6,566	24.1%	5,961	21.9%
(Loss)/income before income Taxes	(1,326)	-5.9%	(40)	-0.1%	560	1.8%	664	2.4%	835	3.1%
Income taxes	154	0.7%	218	0.8%	321	1.0%	144	0.5%	156	0.6%
Equity in profit of Affiliates	723	3.2%	595	2.2%	273	0.9%	247	0.9%	—	0.0%
Net (loss)/income	(757)	-3.4%	337	1.2%	512	1.6%	767	2.8%	679	2.5%
Net income attributable to Non-controlling interest	(330)	1.5%	(305)	1.1%	(363)	1.1%	(345)	1.3%	(318)	1.2%
Net (loss)/income attributable to the Company	(1,087)	-4.9%	32	0.1%	149	0.5%	422	1.5%	361	1.3%

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 5,031,000 or 18.4% to approximately US$22,305,000 in Fiscal 2010 from approximately US$27,336,000 in Fiscal 2009. The revenue from trading and manufacturing activities decreased by approximately US$4,581,000 and the revenue from engineering activities decreased by US$450,000. These decreases were due primarily to most foreign suppliers want to market and sell their products directly or through many distributors in China instead of using the Company as their sole distributor as in the past and Guangxi wastewater treatment contract in the face amount of US$3.2 Million, was delayed due to a serious fatal traffic accident in September 2010. The Guangxi wastewater treatment contract was scheduled to be substantially completed in Fiscal 2010, it is now scheduled to be delayed until August or September of Fiscal 2011. Although the Company had received a 20% down payment, for this project in Fiscal 2010, no revenue could be recognized in that fiscal year. Pact-Yixing’s revenues of approximately US$8,334,000 and US$8,654,000 were included in our revenues in Fiscal 2010 and Fiscal 2009, respectively.

Gross profits decreased by approximately US$719,000 or 11.1% to approximately US$5,741,000 for Fiscal 2010 as compared to approximately US$6,460,000 for Fiscal 2009. During Fiscal 2010, the Company’s cost of revenue was approximately US$16,564,000, or 74.3% of revenues, in comparison to approximately US$20,876,000, or 76.4% for Fiscal 2009.  Cost of revenue expressed as a percentage of revenue decreased by 2.1% in Fiscal 2010 as compared with Fiscal 2009.  The gross profit margin percentage increase was due principally to improvement in gross margin of engineering revenue. Yixing-Pact contributed approximately US$2,831,000 to our gross profit margin in Fiscal 2010, an increase of approximately US$447,000 from Fiscal 2009.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$7,118,000 in Fiscal 2010, an increase of approximately US$510,000 or 7.7% from approximately US$6,608,000 in Fiscal 2009. The increase was principally due to the increase of expenses for engineering activities of approximately US$558,000, including a non-recurring expenses of approximately US$164,000 as consequence of the fatal accident (funeral, travel, legal and similar expenses). However, the expenses for trading and manufacturing activities decreased by approximately US$49,000 as the Company continued to consolidate its trading business despite the redundancy cost of approximately US$81,000 incurred during the year.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$723,000 represented our share of net profit after taxes of Blue Sky and Jia Huan.

Interest Income. Interest income increased by approximately US$5,000 or 13.5% to approximately US$42,000 in Fiscal 2010 from approximately US$37,000 for Fiscal 2009. The decrease was primarily due to the rise in interest rates.

Other Income. Other income decreased by approximately US$62,000 or 87% to approximately US$9,000 in Fiscal 2010 from approximately US$71,000 in Fiscal 2009. The decrease in other income was principally due to a foreign exchange loss of approximately US$17,000 in Fiscal 2010 as compared to foreign exchange gain of approximately US$73,000 in Fiscal 2009.

Income Taxes. Taxes decreased by US$64,000 to approximately US$154,000 in Fiscal 2010 from approximately US$218,000 in Fiscal 2009. This decrease was primarily the result of decreased taxable profits.

Net Income. Income from continuing operations decreased by approximately US$1,119,000 to a net loss of approximately US$1,087,000 in Fiscal 2010 from net income of approximately US$32,000 in Fiscal 2009. The decrease was primarily due to the decrease in gross profit resulting from the decline in total revenues as the effect of further declines in revenue from trading and manufacturing activities and delays in completion of some engineering projects due in part to the fatal traffic accident and increases in selling and administrative expenses for engineering activities and the 3.3% rate of inflation in the PRC and the need to grant reasonable salary increases to retain qualified employees.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 4,402,000 or 13.9% to approximately US$27,336,000 in Fiscal 2009 from approximately US$31,738,000 in Fiscal 2008. The revenue from trading and manufacturing activities decreased by approximately US$3,113,000 and the revenue from engineering activities decreased by US$1,289,000. These decreases were due primarily to the global economic downturn and additional key suppliers selling into the China market through distributors other than the Company. Pact-Yixing’s revenues of approximately US$8,654,000 and US$9,260,000 were included in our revenues in Fiscal 2009 and Fiscal 2008, respectively.

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

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$595,000 represented our share of net profit after taxes of Blue Sky and Jia Huan.

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

Income Taxes. Taxes decreased by US$103,000 to approximately US$218,000 in Fiscal 2009 from approximately US$321,000 in Fiscal 2008. This decrease was primarily the result of decreased taxable profits.

Net Income. Income from continuing operations decreased by approximately US$117,000 or 78.5% to approximately US$32,000 in Fiscal 2009 from approximately US$149,000 in Fiscal 2008.  The decrease was primarily due to the decrease in gross profit resulting from the drop in total revenues as the effect of global financial crisis that had a significant negative impact on the Company’s business in China, partially offset by the decrease in selling and administrative expenses.  As a consequence, our income before income taxes declined by approximately US$600,000 from Fiscal 2008 to Fiscal 2009, resulting in a loss before income taxes of approximately (US$40,000) in Fiscal 2009.  This US$600,000 decline was partially offset by an increase in our equity in the profits of our affiliates, increase profit contribution from affiliates and other factors discussed above.

Item 5B.          Liquidity and Capital Resources

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of

Fiscal 2010 and Fiscal 2009 were approximately US$6,444,000 and US$8,203,000, respectively.

During Fiscal 2009, the Company generated net cash of approximately US$240,000 from its operating activities from net income and decreases in inventories, accounts receivable, prepayments and other current assets while funding a decrease in accounts payable. During Fiscal 2010, the Company used net cash of approximately US$284,000 in its operating activities as a result of: a net loss of US$1,087,000 and increases of approximately in prepayments and other current assets of US$923,000, in equity in profit of affiliates of US$723,000, net inventories of US$54,000 and decrease in accounts payable of US$738,000 that failed to be offset by decrease in accounts receivable of US$2,389,000, and increases in other payables and accrued expenses of US$418,000 and US$434,000 in other items.

During Fiscal 2010 and Fiscal 2009, the Company used approximately US$710,000 and US$124,000 in investing activities, respectively.  The Company used approximately US$112,000 and US$118,000 to purchase facilities and equipment in Fiscal 2010 and Fiscal 2009, respectively.  During Fiscal 2010 and Fiscal 2009, the Company used approximately US$348,000 and US$73,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks as a result of an increase in projects requiring performance guarantees.  During Fiscal 2010 and Fiscal 2009, Yixing-Pact paid dividends of approximately US$Nil and US$147,000, respectively to non-controlling interest shareholders. During Fiscal 2010, the Company used approximately US$73,000 to acquire additional 2% equity interest in Pact-Yixing and used approximately US$262,000 to maintain its 20% equity interest in Blue Sky as a result of capital expansion resulting from the issuance of additional shares to employees of Blue Sky. During Fiscal 2008, the Company used approximately US$2,610,000 to acquire a 20% equity interest in Jia Huan. During Fiscal 2007, the Company used approximately US$4,151,000 to acquire 20% equity interest in Blue Sky. Additionally, a final payment of US$692,000 was made in June 2008, based on Blue Sky’s net profits for its fiscal year ended December 31, 2007. During Fiscal 2010 and Fiscal 2009, the Company received dividends of approximately US$Nil and US$58,000, respectively from Blue Sky and approximately US$76,000 and US$149,000 respectively from Jia Huan.

The Company received approximately US$33,000 and US$6,000, respectively, in Fiscal 2010 and Fiscal 2009 from financing activities resulting from the issuance of its ordinary shares resulting from the exercise of stock options. The Company used approximately US$105,000 and US$253,000, respectively, in Fiscal 2010 and Fiscal 2009 for financing the purchase of its ordinary shares as treasury stock. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$2,564,000 at December 31, 2010. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$7,025,000 at the end of Fiscal 2009 to approximately US$6,130,000 at the end of Fiscal 2010. The principal reasons for the decrease in cash were negative cash flows resulting from operating loss, purchase of plant and equipment, additional investments in subsidiaries and affiliates and purchase of treasury stock.

The Company’s net accounts receivable decreased from approximately US$6,063,000 at the end of Fiscal 2009 to approximately US$3,674,000 at the end of Fiscal 2010.  This was principally the result of the decrease in sales revenue and the effort spent in receivables collection during Fiscal 2010. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory increased from approximately US$1,266,000 at the end of Fiscal 2009 to approximately US$1,320,000 at the end of Fiscal 2010 due to increase in inventory received from suppliers around the end of Fiscal 2010 but could not be delivered to the customers during the same year.

The Company’s capital expenditures were approximately US$118,000 and US$112,000 in Fiscal 2009 and Fiscal 2010, respectively. Capital expenditures during Fiscal 2009 and Fiscal 2010 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system and seek opportunities to form Joint Ventures with suppliers for assembly operations or engineering operations. If such products developments or Joint Ventures are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures.

Goodwill

Goodwill related to the engineering segment which is profitable.  As of December 31, 2010, we completed the annual impairment test.  Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its Fiscal 2011 these requirements from operations, available bank credit facilities and proceeds from the exercise of options. The Company may use its funds to form strategic alliances with third parties, invest in product research and development, or expand its sales offices or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

Inflation

The Company believes generally that past declining rates of inflation in the PRC have had a positive effect on its results from operations.  As a result of the recent rise in the rate of inflation in the PRC, we anticipate increases in the overhead costs of our PRC affiliates and offices.  The Company believes, although no assurance can be given, that as credit restrictions are gradually lifted, it will be able to increase prices in the market for its products and thus realize increased profit margins.

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

Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, (previously Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”). This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

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

Recent Accounting Pronouncements

In January 2010, FASB issued Accounting Standard Update (“ASU”) 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a material impact on its consolidated results of operations or financial position.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

Item 5C.          Research and Development, Patents and Licenses

During Fiscal 2010, Fiscal 2009 and Fiscal 2008, the Company expensed approximately US$24,000, US$99,000, and US$89,000, respectively, on the development of its products.  It is anticipated that an additional US$200,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2011.

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

Item 5E.          Off Balance Sheet Arrangements

None.

Item 5F.          Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	111,000	US$	110,000	US$	1,000	—	—

Total Contractual Cash Obligations	US$	111,000	US$	110,000	US$	1,000	—	—

6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.          Directors and Senior Management

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	67	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	52	Director and Chief Financial Officer

Alex Sham	47	Director

Y.K. Liang	81	Director

Ka Chong Cheang	82	Director

Xu Hong Wang	43	Director

Li Da Weng	66	Director

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

Li Da Weng, from 1993 until January 2005, was the General Director of the Yangtze Valley Water Resources Protection Bureau (“YVWRPB”).  He was employed by the YVWRPB in various positions, for more than 25 years,before he became the General Director in 1993.  Since 2005, he has been the Secretary General of Yangtze Forum, a group of governments, businesses, universities and research institutes meeting on occasion to discuss issues on protecting and developing the Yangtze River, and since 1994 he has been a member of the Science and Technical Committee of Changjiang Water Resources Commission.  Mr. Li Da Weng graduated from Hengyang Mining and Metallurgy College (now known as Nanhua University) in 1965 with a Bachelor’s Degree in Analytical Chemistry.  From December 1981 to December 1983, he was a visiting scholar at the Canada’s Centre for Inland Waters, National Water Research Institute.

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

The Company had 2 meetings of its Board of Directors during Fiscal 2010, while its Audit Committee had 5 meetings during Fiscal 2010.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of an foregoing.

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

Yvonne Xia manages Pact and Yixing’s Procurement Department, as well as assisting the managing director in management of the various departments. She joined Pact-Yixing at the time of their formation in 1998.  Ms. Xia is an environmental engineering graduate from Qing Hua University of Beijing (1989) and an EMBA graduate from the Olin School of Management of the Washington University (2003). She has several positions of increasing responsibility including management of engineering, sales, projects, procurement and projects while with Pact-Yixing.

Item 6B.Executive Compensation.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2010, Fiscal 2009 and Fiscal 2008, T.C. Leung the Chairman of the Board and Chief Executive Officer received a yearly salary of US$154,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$110,000. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2010, Fiscal 2009 and Fiscal 2008 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as cash compensation during those three fiscal years.

Compensation of Directors. Directors of the do not receive compensation for their services as directors; however, Board of Directors authorize the payment of compensation to the Directors for their attendance at regular and annual meetings of the Board and for attendance at committee meetings of the Board as is customary for similar companies. Directors are reimbursed for their reasonable out-of-pocket expenses in connection with their duties to the Company.

Pension Plan. Prior to December 1, 2000, the Company had only one defined contribution pension plan for all its Hong Kong employees. Under this plan, all employees were entitled to pension benefits equal to their own contributions 50% to 100% of individual fund account balances contributed by the Company, depending on their years of service with the Company. The Company was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

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

During the years ended December 31, 2010, 2009 and 2008, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$390,000, US$327,000 and US$291,000, respectively.

Company Option Plans. The Company’s 2000 Officers and Directors Plan and 2002 Officers and Directors Plan ( collectively referred to as the “Officers Plans”) provides for the grant of options to acquire Ordinary Shares to the Company’s executive officers and directors and persons holding the same positions with the Company’s subsidiaries. The 2000 Employees Plan and 2002 Employees Plan (collectively referred to as the “Employees Plan”) provides for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries. A 2000 stock option plan provides for the issuance of options to officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct (the “2000 Stock Option Plan”). All foregoing plans are collectively referred to as the “Plans”.

1,195,740, 692,850 and 1,637,160 shares had been originally authorized for issuance under the 2000 Stock Option Plan, Employees Plan and the Officers Plans, respectively.

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

Payment of Exercise Price for Options. Under the Plans, payment for shares purchased upon exercise of an option may be made by any of the following methods, subject to certain requirements: (1) in cash, paid by either the option holder or a broker to whom the optionee has tendered the option; (2) in Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the option holder for not less than six months prior to the date of exercise of the option; (3) by any other medium of payment that the Board, Committee or the Chief Executive Officer, as applicable, has authorized at the time of grant (other than the withholding of shares issuable upon the exercise of options); or (4) by any combination of the preceding methods.

Transfer Of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

•	the spouse or lineal descendant of a plan participant;

•	the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

•	a partnership of which a plan participant and lineal descendants are the only partners; or

•	a charitable organization.

These assignments are only permitted if the assigning option holder does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

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

The sole Officer and Director of the Company to hold remaining (unexercised) options to purchase Ordinary Shares of the Company is T.C. Leung, who holds 170,000 options with a per share exercise price of US$0.5857. Said options were granted pursuant to the 2002 Officers and Directors Plan and will expire in November 2012.

As of December 31, 2010, 1.541,920 had been exercised, including 300,300 options, 397,300 options and 205,800 options exercised by Mr. Leung at prices of US$0.5787, US$0.5857 and US$0.8191 per share, respectively and 42,000 options exercised by Xu Hong Wang at a price of US$0.587 per share.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2008, Fiscal 2009 and Fiscal 2010.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2010		2009		2008
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	522,270	0.85	583,470	0.84	1,290,840	1.74
Granted	—	—	—	—	205,000	2.56
Cancelled/Expired	(217,345)	(1.16)	(51,200)	(0.87)	(704,000)	(3.07)
Exercised	(50,925)	(0.64)	(10,000)	(0.59)	(208,370)	(0.60)

Outstanding, end of year	254,000	0.61	522,270	0.85	583,470	0.84

Exercisable, end of year	254,000	0.61	522,270	0.85	583,470	0.84

As of December 31, 2010, the options outstanding and exercisable had exercise prices in the range of US$0.5857 to US$0.7618 and a weighted average unexpired life of approximately 1.8 years.

As of December 31, 2010	Shares	IntrinsicValue US$’ 000

Total outstanding in-the-money options	254,000	159

Total vested in-the-money options	254,000	159

The total intrinsic value of share option exercised for the twelve months ended December 31, 2010, 2009 and 2008 were approximately US$50,000, US$8,000 and US$374,000, respectively.  As of December 31, 2010, there was no unrecognized stock-based compensation expense related to unvested stock options.

The Company adopted the provisions of ASC 718-10, which requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected volatility of stock price.  Because changes in subjective input assumptions can materially effect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

Item 6C.                Board Practices

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s seven directors, all were re-elected at the Company’s last annual meeting of shareholders in September 2010.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2010, the Audit Committee met 5 times, being attended by all members.

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

Item 6D.          Employees

At June 1, 2011, the Company (exclusive of Yixing-Pact) had approximately 105 full-time employees. At December 31, 2010, 2009 and 2008, staffing levels were approximately as follows:

	2010	2009	2008
Marketing and sales	43	54	61
Administrative	39	48	49
Technical	34	38	39
Total full time employees	116	140	149

At June 1, 2011 Pact and Yixing had approximately 72 full-time employees. At December 31, 2010, 2009 and 2008, respectively, staffing levels were approximately as follows: Engineers; 50, 50, and 54, Administrative Persons; 22, 20 and 22.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.          Major Shareholders

The following table sets forth, as of June 1, 2011, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)(3)	6,118,998	52.4%

Pearl Venture Ltd.(1)(2)	1,478,675	12.9%

Alex Sham(1)	295,480	2.6%

Jerry Wong(1)	191,766	1.7%

Y.K. Liang(1)	*	*

Xu Hong Wang(1)(3)	40,000	0.3%

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (7 persons)(2) (3)	6,476,244	56.9%

*	Denotes Nil

(1)

The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. (“Pearl”) is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.

(2)	Includes shares of the Company’s Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung.

(3)	Gives effect to the exercise of the 2002 Officers and Directors Plan Options owned of record by such persons and which have vested. See Item 6B. “Compensation.”

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

Item 8A.5               Not applicable.

Item 8A.6               Not applicable.

Item 8A.7               Legal Proceedings. See “ - Item 4B. Business Overview - Litigation.”

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2006	1.68	5.74
2007	1.81	5.14
2008	0.66	3.15
2009	0.40	4.22
2010	1.00	2.68

Quarters Ended	Low	High
	US$	US$

June 30, 2009	0.64	1.76
September 30, 2009	0.81	1.69
December 31, 2009	1.36	4.22
March 31, 2010	1.75	2.68
June 30, 2010	1.38	2.57
September 30, 2010	1.10	1.72
December 31, 2010	1.00	1.90
March 31, 2011	1.13	1.66

The Following Months	Low	High
	US$	US$
January 2011	1.13	1.55
February 2011	1.21	1.48
March 2011	1.19	1.66
April 2011	1.19	1.5
May 2011	1.03	1.25

The Ordinary Shares were held by approximately 40 holders of record as of June 3, 2011.  Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has in excess of 1,900 beneficial holders of its Ordinary Shares.

Item 9C. Markets

See Item 9A. “Listing Details.”

ITEM 10.                                           ADDITIONAL INFORMATION

Item 10A.                                          Share Capital

Authorized Capital. The authorized capital of the Company is US$250,000 comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2010, there were 11,521,490 Ordinary Shares and no shares of Preferred Stock, issued and outstanding.  As of December 31, 2010 approximately 741,466 Ordinary Shares were held by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have a par value of US$0.01 per share.

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

As part of its acquisitions of Yixing and Pact, the Company granted the minority shareholders of both entities the right to require the Company to purchase the remaining securities of Yixing and Pact pursuant to a formula that would obligate the Company to pay the minority shareholders approximately US$1,445,000.  On January 2, 2010, the Company purchased an additional two (2%) of Pact for approximately US$73,000. In April 2011, the Company signed agreements to acquire additional five (5%) equity interests in Yixing and Pact for a total consideration of approximately US$234,000. There has been no further indication to the Company from the minority shareholders that they desire to sell their shares. See Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2010 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 22%, after offsetting losses brought forward, if any, on the basis of its income for financing reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2010, ETTS had an assessable loss carried forward of US$122,309 as agreed by the local tax authority to offset its profits for the forth coming years. Such loss will expire in five years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from PRC Enterprise Income Tax of 15% for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2010, SET had an assessable loss carried forward of US$406,409 as agreed by the local tax authority to offset its profits for the forth coming years. Such loss will expire in five years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2010, SETEE had an assessable loss carried forward of US$724,383 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

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

As of December 31, 2010, certain VIEs had aggregated assessable losses carried forward of US$Nil as agreed by the local tax authority.

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2010	2009	2008
	US$’000	US$’000	US$’000

Computed tax using respective companies statutory tax rates	(203)	46	223
Change in valuation allowances	158	121	99
Under-provision for income tax in prior years	—	7	—
Non-deductible expenses	199	44	(1)

Total provision for income tax at effective tax rate	154	218	321

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law (“Income Tax Law”), which became effective January 1, 2008 and applies a unified income tax rate for foreign invested enterprises and domestic enterprise. The Income Tax Law is effective immediately for companies previously subject to higher taxation rates and provides a five-year transition period from its effective date for those enterprises which were established before the effective date of the new tax law and previously entitled to a preferential tax treatment.

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilized any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Company has applied the new rate in relation to deferred tax balances.

Under the New Enterprise Income Tax (“EIT”) Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 5% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.2 million at December 31, 2010 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

PRC statutory reserves.

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries can also appropriate certain amount of their net income to the enterprise expansion fund.

(i) Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of the companies’ net income to the statutory reserve fund until such fund reaches 50% of their respective registered capital. The statutory reserve fund can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such fund be maintained at a minimum of 25% of the companies’ registered capital.

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,916,000 as at December 31, 2010 (2009:US$3,694,000).

(ii) Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of their respective net income to the staff welfare funds determined by the Company. The staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to their employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii) Enterprise expansion fund

The expansion fund shall only be used to make up losses, expand the PRC respective subsidiaries’ production operations, or increase the capital of the subsidiaries. The expansion fund can be utilized upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of the companies’ registered capital.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, holding, ownership, disposition or sale of our ordinary shares.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules.

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

Passive foreign investment company rules. A passive foreign investment company (“PFIC”) for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

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

Item 10I.            Subsidiary Information

For information on the Company’s subsidiaries see Item 4C.  The separate financial statements of Blue Sky, as required under Regulation S-X 210.3-09, entities in which the Company owns a 20% equity interest are attached hereto.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2010. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

(b)                           Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16C.             Principal Accountant Fees And Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO Limited who were our principal external auditors, for 2010, 2009 and 2008.

	For the Year Ended December, 31
	2010	2009	2008
	US$	US$	US$

Audit fees(1)	178,700	190,000	154,000
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	6,700	6,400	3,800
All other fees	Nil	Nil	Nil

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

(2)            “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2008, 2009 and 2010, respectively.

(3)            “Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

Item 16D.             Exemptions From Listing Standards

The Company is a “Controlled Company” as defined in NASDAQ’s corporate governance rules as a majority of our shares are owned by a “control group” consisting of T.C. Leung and Pearl Venture Ltd., who have disclosed their “control group” status in their filings with the Commission.  So long as that “controlled company” status remains in effect, the Company will be exempt from certain of NASDAQ corporate governance rules that, including among other things, would require: (a) a majority of our directors be independent; (b) the compensation of our chief executive officer be determined or recommended by independent directors; and (c) director nominations be determined or recommended by independent directors.

The Company believes it is in compliance with NASDAQ’s corporate governance rules as in effect and intends to comply with the changes to said rules no later than the date that they become effective.

Item 16E.             Purchases of Equity Securities By Issuer and Affiliated Purchasers.

During the following months in 2008 and 2009, T.C. Leung, our Chief Executive Officer and principal shareholder, either directly or through an entity beneficially owned by him (Regent), purchased shares in the open market from time to time.

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

In July 2009, the Company adopted another program to repurchase up to an additional 300,000 of its issued and outstanding ordinary shares by July 31, 2010.  As of July 31, 2010, 65,135 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$0.86 to US$1.73 with an average price per share of US$1.37 as more particularly described below:

July 2009 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2009 to
July 31, 2009	100	US$	1.43	100	299,900

August 1, 2009 to
August 31, 2009	13,500	US$	1.27	13,500	286,400

September 1, 2009 to
September 30, 2009	12,535	US$	1.30	12,535	273,865

October 1, 2009 to
October 31, 2009	500	US$	1.57	500	273,365

May 1, 2010 to
May 31, 2010	8,500	US$	1.69	8,500	264,865

June 1, 2010 to
June 30, 2010	7,400	US$	1.54	7,400	257,465

July 1, 2010 to
July 31, 2010	22,600	US$	1.30	22,600	—

In August 2010, the Company adopted another program to repurchase up to an additional 300,000 of its issued and outstanding ordinary shares by August 2, 2011.  As of May 31, 2011, 55,046 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$1.05 to US$1.60 with an average price per share of US$1.34 as more particularly described below:

August 2010 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2010 to
August 31, 2010	3,600	US$	1.52	3,600	296,400

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
September 1, 2010 to
September 30, 2010	1,446	US$	1.49	1,446	294,954

October 1, 2010 to
October 31, 2010	14,300	US$	1.43	14,300	280,654

November 1, 2010 to
November 30, 2010	3,800	US$	1.41	3,800	276,854

December 1, 2010 to
December 31, 2010	12,500	US$	1.25	12,500	264,354

January 1, 2011 to
January 31, 2011	5,700	US$	1.24	5,700	258,654

February 1, 2011 to
February 28, 2011	1,100	US$	1.38	1,100	257,554

March 1, 2011 to
March 31, 2011	2,000	US$	1.43	2,000	255,554

April 1, 2011 to
April 30, 2011	600	US$	1.40	600	254,954

May 1, 2011 to
May 31, 2011	10,000	US$	1.24	10,000	244,954

PART III

ITEM 18.           FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.           EXHIBITS

Lists of Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (1)

1.2	Amendments to Exhibit 3.1 adopted by shareholders on August 15, 2000 (3)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

8.1	List of Subsidiaries *

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

Exhibit No.	Description

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (8)

10.4

Share Subscription Agreement among Registrant’s subsidiary, Zhejiang Tianlan Environmental Protection Technology Company Limited (formerly known as Zhejiang Tianlan Desulfurization and Dust Removal Co. Ltd.) (“Blue Sky”) and the Management Shareholders of Blue Sky (8)

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

*          Filed Herewith

1.Incorporated by reference, previously filed as an Exhibit to Registration Statement, SEC File No. 333-16277.

2.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F for its year ended December 31, 1999.

3.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F for its year ended December 31, 2000.

4.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on February 11, 2002.

5.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on December 8, 2005.

6.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on July 24,2002.

7.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19,2002

8.Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on June 28, 2008.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors
June 28,2011

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLIDATED CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euro Tech Holdings Company Limited as of December 31, 2010 and 2009, and the consolidated results of its operations, its change in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2011

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

	Note	2010	2009
		US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents		6,130	7,025
Restricted cash		809	461
Accounts receivable, net	6	3,674	6,063
Prepayments and other current assets	7	1,623	700
Inventories	8	1,320	1,266

Total current assets		13,556	15,515

Property, plant and equipment, net	9 & 22(iii)	1,352	1,412

Interests in affiliates	10	8,976	8,067

Goodwill	13	1,060	1,060

Deferred tax assets	4	269	190

Total assets		25,213	26,244

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,146	3,884
Other payables and accrued expenses	11	3,359	2,835
Taxation payable		607	593

Total current liabilities		7,112	7,312

Commitments and contingencies	20	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (2009: 20,000,000) shares authorised; 12,262,956 (2009: 12,212,031) shares issued	12	123	122
Additional paid-in capital		9,533	9,501
Treasury stock, 741,466 (2009: 667,320) shares at cost	14	(639)	(534)
PRC statutory reserves	15	275	222
Accumulated other comprehensive income		605	487
Retained earnings		5,849	6,989

Equity attributable to owners of Euro Tech		15,746	16,787
Non-controlling interest		2,355	2,145

Total shareholders’ equity		18,101	18,932

Total liabilities and shareholders’ equity		25,213	26,244

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Note	2010		2009		2008
		US$’000		US$’000		US$’000
Revenues
Trading and manufacturing		13,745		18,326		21,439
Engineering		8,560		9,010		10,299

Total revenues	22(i) & (ii)	22,305		27,336		31,738

Cost of revenues
Trading and manufacturing		(10,861)		(14,266)		(16,618)
Engineering		(5,703)		(6,610)		(7,536)

Total cost of revenues		(16,564)		(20,876)		(24,154)

Gross profit		5,741		6,460		7,584

Selling and administrative expenses		(7,118)		(6,608)		(7,214)

Operating (loss)/ income		(1,377)		(148)		370
Interest income		42		37		45
Other income, net	3	9		71		145

(Loss)/income before income taxes and equity in profit of affiliates		(1,326)		(40)		560

Income taxes	4	(154)		(218)		(321)

Equity in profit of affiliates		723		595		273

Net (loss)/income for the year		(757)		337		512
Less: net (loss)/ income attributable to non-controlling interest		(330)		(305)		(363)

Net (loss)/income attributable to the Company		(1,087)		32		149

Net (loss)/income per ordinary share
- Basic		US$	(0.09)	US$	0.003	US$	0.01

- Diluted		US$	(0.09)	US$	0.003	US$	0.01

Weighted average number of ordinary shares outstanding
- Basic	5	11,549,416		11,632,460		11,824,153

- Diluted	5	11,788,563		11,896,537		12,212,058

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net (loss)/income	(1,087)	32	149
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	170	202	218
Stock based compensation expense	—	—	217
Loss/(gain) on disposal of property, plant and equipment	(1)	10	1
Non-controlling interest in profits of subsidiaries	330	305	363
Equity in profit of affiliates	(723)	(595)	(273)
Deferred tax assets	(79)	(46)	(10)
(Increase)/decrease in current assets:
Accounts receivable, net	2,389	644	(1,739)
Prepayments and other current assets	(923)	341	(117)
Inventories	(54)	1,334	(588)
Increase/(decrease) in current liabilities:
Accounts payable	(738)	(1,954)	2,726
Other payables and accrued expenses	418	(9)	(400)
Taxation payable	14	(24)	97

Net cash (used in)/provided by operating activities	(284)	240	644

Cash flows from investing activities:
Purchase of property, plant and equipment	(112)	(118)	(99)
Proceeds on disposal of property, plant and equipment	9	7	—
Purchase of non-controlling interest of subsidiaries	(73)	—	—
Dividend received from affiliates	76	207	294
Investments in affiliates	(262)	—	(3,302)
Restricted cash for issuance of bank guarantees	(348)	(73)	(56)
Dividend paid to non-controlling interest	—	(147)	—

Net cash used in investing activities	(710)	(124)	(3,163)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	33	6	51
Purchase of treasury stock	(105)	(253)	(44)

Net cash (used in)/provided by financing activities	(72)	(247)	7

Effect of exchange rate changes on cash and cash equivalents	171	10	271

Net decrease in cash and cash equivalents	(895)	(121)	(2,241)
Cash and cash equivalents, beginning of year	7,025	7,146	9,387

Cash and cash equivalents, end of year	6,130	7,025	7,146

	US$’000	US$’000	US$’000
Supplementary information
Interest received	42	37	45
Income taxes paid	219	289	233
Shares surrendered for exercise of stock options	—	—	73

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	PRC statutory reserves	Retained earnings	Non- controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2008	12,024,901	120	9,229	(237)	271	165	6,865	1,545	17,958
Net income	—	—	—	—	—	—	149	363	512
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	207	—	—	78	285

Total comprehensive income									797

Purchase of treasury stock	—	—	—	(44)	—	—	—	—	(44)
Shares surrendered for exercise of stock options	(31,240)	—	(73)	—	—	—	—	—	(73)
Exercise of stock options	208,370	2	122	—	—	—	—	—	124
Appropriation of reserves	—	—	—	—	—	35	(35)	—	—
Stock-based compensation expense	—	—	217	—	—	—	—	—	217

Balance as of December 31, 2008	12,202,031	122	9,495	(281)	478	200	6,979	1,986	18,979
Net income	—	—	—	—	—	—	32	305	337
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	9	—	—	1	10

Total comprehensive income									347

Purchase of treasury stock	—	—	—	(253)	—	—	—	—	(253)
Exercise of stock options	10,000	—	6	—	—	—	—	—	6
Appropriation of reserves	—	—	—	—	—	22	(22)	—	—
Dividend paid to non-controlling interest	—	—	—	—	—	—	—	(147)	(147)

Balance as of December 31, 2009	12,212,031	122	9,501	(534)	487	222	6,989	2,145	18,932
Net income	—	—	—	—	—	—	(1,087)	330	(757)
Other comprehensive income: Foreign exchange translation adjustment	—	—	—	—	110	—	—	67	177

Total comprehensive income									(580)

Purchase of treasury stock	—	—	—	(105)	—	—	—	—	(105)
Exercise of stock options	50,925	1	32	—	—	—	—	—	33
Appropriation of reserves	—	—	—	—	—	53	(53)	—	—
Dividend paid/payable to non-controlling interest	—	—	—	—	—	—	—	(106)	(106)
Purchase of non-controlling interest	—	—	—	—	8	—	—	(81)	(73)

Balance as of December 31, 2010	12,262,956	123	9,533	(639)	605	275	5,849	2,355	18,101

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                        Organisation and principal activities

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                        Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	53%*	The PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	53%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust—Removal Co. Ltd.)	20%	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

*In the year 2010, the Company additionally acquired 2% equity interest of these two companies.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies

(a)                             Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”).  The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation(previously FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities”) , are included in the consolidated financial statements, if applicable.  All material intercompany balances and transactions have been eliminated on consolidation.

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10.  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$52,748 and US$44,422, as of December 31, 2010 and US$90,805 and US$33,952, as of December 31, 2009, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2010 were US$112,637 (2009: losses of US$43,534 and 2008: losses of US$41,443), including taxes of US$3,826 (2009: US$2,432 and 2008: US$3,126).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these VIEs do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIEs.

(b)                             Subsidiaries and affiliates

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

(c)                             Revenue Recognition

The Group’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company recognises revenue when the product is delivered and the title is transferred.  For certain products where installation is necessary, revenue is recognised upon completion of installation. Revenue earned from customer support services, which represents a minor percentage of total revenues, is recognised when such services are provided.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(c)                             Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, (previously Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”). This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

(d)                             Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$24,000, US$99,000 and US$89,000 for the years ended December 31, 2010, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)                             Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$63,000, US$64,000 and US$40,000 for the years December 31, 2010, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(f)                               Taxation

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, (previously Statement of Financial Accounting Standards (“SFAS”) No. 109: “Accounting for Income Taxes”), under which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet.  Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards.  A valuation allowance is established when the deferred tax assets are not expected to be realised within a reasonable period of time.

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2010, 2009 and 2008.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income for the period that includes the enactment date.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(g)                            Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(h)                                Restricted Cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance guarantees to the customers.  The amount is expected to be released within one year after the balance sheet date.

(i)                               Receivables and Other Assets

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

(j)                               Inventories

Inventories are stated at the lower of cost, on the first-in, first-out method, or market value.  Costs include purchase and related costs incurred in bringing each product to its present location and condition.  Market value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal.  Allowance is made for obsolete, slow moving or defective items, where appropriate.

(k)                           Property, Plant and Equipment

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(l)                                   Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, (previously SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets”) which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2010.

(m)                         Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(n)                            Goodwill

The Group has adopted FASB ASC Subtopic 350-10, Intangibles — Goodwill and Other (previously SFAS No.142: “Goodwill and other intangible assets”) which requires the performance of an impairment test on an annual basis.

(o)                             Foreign Currency Translation

The Company maintains its books and records in United States dollars.  Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”).  Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates.  Gains or losses from foreign currency transactions are recognised in the consolidated statements of income during the year in which they occur.  Translation adjustments on subsidiaries’ equity are included as accumulated comprehensive income or loss.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(p)                                 Derivative Instruments and Hedging Activities

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

ASC 815-10 requires that all derivatives be recognised as either assets or liabilities in the consolidated balance sheet and measured at fair value.  Depending on the documented designation of a derivative instrument, any change in fair value is recognised either in net income or shareholders’ equity (as a component of accumulated other comprehensive income).

Fair values of derivative instruments are classified as operating assets or liabilities.  Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses.  Please see note 18 for additional information regarding the Company’s use of derivative instruments.

(q)                                 Comprehensive Income

The Group has adopted FASB ASC Subtopic 220-10, Comprehensive Income, (previously SFAS No. 130:  “Reporting Comprehensive Income,”) which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognised.  The Group has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the consolidated statement of changes in shareholders’ equity.

(r)                             Ordinary Share

Ordinary share refers to the $0.01 par value capital stock as designated in the Company’s Certificate of Incorporation.  Treasury stock is accounted for using the cost method.  When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

(s)                             Net income per Ordinary Share

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(t)                                   Stock-based Compensation

The Group adopted the provisions of FASB ASC Subtopic 718-10, Compensation — Stock Compensation), (previously SFAS No. 123 (revised 2004) (SFAS No. 123(R)), Share-Based Payment) which requires the Group to recognise expense related to the fair value of our stock-based compensation awards, including employee stock options.

(u)                                Use of Estimates

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

(v)                              Related Parties

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

(w)                           Segment Information

The Company’s segment reporting is prepared in accordance with FASB ASC Subtopic 280-10, Segment Reporting, (previously SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”).  The management approach required by ASC 280-10 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.  The Company categorises its operations into two business segments: Trading and manufacturing, and Engineering.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                        Summary of significant accounting policies (Continued)

(x)                             Recent Accounting Pronouncements

In January 2010, FASB issued Accounting Standard Update (“ASU”) 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a material impact on its consolidated results of operations or financial position.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                        Other income, net

	2010	2009	2008
	US$’000	US$’000	US$’000

Exchange (loss)/gain, net	(17)	47	120
Rental income	26	24	25

	9	71	145

4                                        Income taxes

The Company is exempt from taxation in the British Virgin Islands (“BVI”).

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law (“Income Tax Law”), which became effective January 1, 2008 and applies a unified income tax rate for foreign invested enterprises and domestic enterprise. The Income Tax Law is effective immediately for companies previously subject to higher taxation rates and provides a five-year transition period from its effective date for those enterprises which were established before the effective date of the new tax law and previously entitled to a preferential tax treatment.

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilised any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Group has applied the applicable rates in relation to deferred tax balances.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2010 (2009 and 2008: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 22% (2009: 20%, 2008: 18%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2010, ETTS had an assessable loss carried forward of US$122,309 as agreed by the local tax authority to offset its profit for the forth coming years (2009: US$-). Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2010, SET had an assessable loss carried forward of US$406,409 as agreed by the local tax authority to offset its profit for the forth coming years (2009: US$313,386). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2010, SETEE had an assessable loss carried forward of US$724,383 as agreed by the local tax authority to offset its profit for the forth coming years (2009: US$330,418). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                        Income taxes (Continued)

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2009 and 2008: 25%).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2009 and 2008: 25% ), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

As of December 31, 2010, certain VIEs had aggregated assessable losses carried forward of US$Nil as agreed by the local tax authority (2009: US$151,706).

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 5% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.2 million at December 31, 2010 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                        Income taxes (Continued)

(Loss)/income before income taxes/(benefit):

	2010	2009	2008
	US$’000	US$’000	US$’000

BVI	—	—	—
The PRC and Hong Kong	(1,326)	(40)	560

	(1,326)	(40)	560

The provision for income taxes consists of:

	2010	2009	2008
	US$’000	US$’000	US$’000
Current tax expenses:
BVI	—	—	—
The PRC and Hong Kong	233	264	331

Total current provision	233	264	331

Deferred tax benefit:
BVI	—	—	—
The PRC and Hong Kong	(79)	(46)	(10)

Total deferred provision	(79)	(46)	(10)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2010	2009	2008
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(203)	46	223
Change in valuation allowances	158	121	99
Under-provision for income tax in prior years	—	7	—
Non deductible expenses	199	44	(1)

Total provision for income tax at effective tax rate	154	218	321

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                        Income taxes (Continued)

The components of deferred tax assets are as follows:

	2010	2009
	US$’000	US$’000

Tax losses	764	528
Temporary differences	(3)	(4)
Less: Valuation allowances	(492)	(334)

Net deferred tax assets	269	190

5                                        Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2010	2009	2008
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	11,549,416	11,632,460	11,824,153
Effect of dilutive potential ordinary shares: Stock options	239,147	264,077	387,905

Weighted average number of ordinary shares for the purposes of diluted net income per share	11,788,563	11,896,537	12,212,058

6                                        Accounts receivable, net

	2010	2009
	US$’000	US$’000

Accounts receivable	3,823	6,081
Less: Allowance for doubtful debts	(149)	(18)

	3,674	6,063

As of December 31, 2010, accounts receivable in the form of bills receivable under letters of credit  through banks amounted to approximately US$16,000 (2009: US$104,000).

7                                         Prepayments and other current assets

Prepayments and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses. The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2010	2009
	US$’000	US$’000

Contracts costs incurred plus estimated earnings	8,569	7,359
Less: Progress billings	(8,338)	(7,278)

Cost and estimated earnings in excess of billings	231	81

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                                        Inventories

	2010	2009
	US$’000	US$’000

Raw materials	228	167
Work in progress	220	213
Finished goods	872	886

	1,320	1,266

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2010, and 2009, provision for obsolete and slow moving inventories amounted to US$65,000 and US$74,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9                                        Property, plant and equipment, net

	2010	2009
	US$’000	US$’000

Office premises	2,257	2,257
Leasehold improvements	136	150
Furniture, fixtures and office equipment	947	939
Motor vehicles	162	162
Testing equipment	78	77

	3,580	3,585

Less: Accumulated depreciation	(2,228)	(2,173)

	1,352	1,412

	2010	2009	2008
	US$’000	US$’000	US$’000
Depreciation charge	170	202	218

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

10                                 Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

The Group acquired 20% equity interests in Zhejiang Tianlan Environmental Protection Technology Co. Ltd, (“Tianlan”), a company incorporated in the PRC for a total consideration of US$4,648,000 in 2007. In 2010, Tianlan increased its share capital and the Group further invested US$262,000 in order to maintain the share holding of 20% in Tianlan.

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2010	2009
	US$’000	US$’000

Balance Sheet:

Current assets	22,540	15,947

Non-current assets	9,339	6,751

Total assets	31,879	22,698

Total liabilities	(13,599)	(8,803)

Total shareholders’ equity	18,280	13,895

	2010	2009
	US$’000	US$’000
Operating results:

Net sales	24,567	17,786

Operating profits	3,395	536

Net profits	3,496	272

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                                 Interests in affiliates (Continued)

The Group acquired 20% of the equity interests in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”), a company incorporated in the PRC, for approximately US$2,610,000 in 2008. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2010	2009
	US$’000	US$’000

Balance Sheet:

Current assets	16,148	16,705

Non-current assets	5,047	4,820

Total assets	21,195	21,525

Total liabilities	(8,252)	(8,630)

Total shareholders’ equity	12,943	12,895

	2010	2009
	US$’000	US$’000

Operating results:

Net sales	12,410	11,521

Operating profits	118	433

Net profits	121	2,718

11                                 Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12                                  Ordinary share

During the year ended December 31, 2008, the Company issued 208,370 ordinary shares for stock options exercised and cancelled 31,240 shares surrendered for exercise of stock options.

During the year ended December 31, 2009, the Company issued 10,000 ordinary shares for stock options exercised.

During the year ended December 31, 2010, the Company issued 50,925 ordinary shares for stock options exercised.

13                                  Goodwill

The Company accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations, (previously SFAS No. 141 “Business Combinations”). Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2010, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2010). Based on management’s assessment, the Company determined  that there was no impairment of goodwill as of December 31, 2010.

14                                  Treasury stock

The Company authorised a stock buyback program in December 2000 pursuant to which up to 341,250 shares, but not to exceed US$281,250 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 36,445 shares and 304,206 shares of ordinary share during 2000 and 2001 for considerations of approximately US$16,000 and US$221,000, respectively.

The Company authorised a stock buyback program in November 2008 pursuant to which up to 300,000 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 41,041 shares and 258,993 shares of ordinary share during 2008 and 2009 for considerations of approximately US$44,000 and US$219,000, respectively.

The Company authorised a stock buyback program in July 2009 pursuant to which up to 300,000 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 26,635 shares and 38,500 shares of ordinary share during 2009 and 2010  for considerations of approximately US$34,000 and US$55,233, respectively.

The Company authorised a stock buyback program in August 2010 pursuant to which up to 300,000 shares, but not to exceed US$450,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 35,646 shares of ordinary share during 2010 for considerations of approximately US$49,000.

There was no reissuance of treasury stock during each of the three years ended December 31, 2010.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                                  PRC statutory reserves

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund.  The PRC subsidiaries can also appropriate certain amount of their net income to the enterprise expansion fund.

(i)                                 Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of the companies’ net income to the statutory reserve fund until such fund reaches 50% of the companies’ registered capital. The statutory reserve fund can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such fund be maintained at a minimum of 25% of the companies’ registered capital.

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,916,000 as at December 31, 2010 (2009:US$ 3,694,000).

(ii)                              Statutory Staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of the companies’ net income to the staff welfare fund determined by the Company. The staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii)                           Enterprise expansion fund

The expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of the companies’ registered capital.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16                                  Stock options

(i)                                     2000 Stock Option Plan

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

During the year ended December 31, 2010, 34,125 options with the exercise price of US$ 0.5787 per share were exercised. All the remaining unexercised options expired in August 2010.

(ii)           2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 294,000 shares and 840,000 shares of ordinary share have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively.  Both 2002 Employee Stock Options and the 2002 D&O Stock Options provided for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.

During the year ended December 31, 2008, 16,800 options and 167,000 options with exercise price of US$ 0.7618 and US$0.5857 per share, respectively, were exercised.

During the year ended December 31, 2009, 12,600 options with exercise price of US$0.7618 per share were cancelled. During the same year, 10,000 options with exercise price of US$0.5857 per share were exercised.

During the year ended December 31, 2010, 8,400 options with exercise price of US$0.7618 per share were cancelled. During the same year, 16,800 options with exercise price of US$0.7618 per share were exercised.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16                                  Stock options (Continued)

(iii)                           2007 Officers’ and Directors’ Stock Option and Incentive Plan

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

The Company estimate the fair value of the options granted under the Black-Scholes pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2010		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	522,270	0.85	583,470	0.84	1,290,840	1.74
Granted	—	—	—	—	205,000	2.56
Cancelled/Expired	(217,345)	(1.16)	(51,200)	(0.87)	(704,000)	(3.07)
Exercised	(50,925)	(0.64)	(10,000)	(0.59)	(208,370)	(0.60)

Outstanding, end of year	254,000	0.61	522,270	0.85	583,470	0.84

Exercisable, end of year	254,000	0.61	522,270	0.85	583,470	0.84

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16                                  Stock options (Continued)

As of December 31, 2010, the options outstanding and exercisable had exercise prices in the range of US$0.5857 to US$0.7618 and a weighted average unexpired life of approximately 1.8 years.

As of December 31, 2010	Shares	Intrinsic Value
		US$’ 000

Total outstanding in-the-money options	254,000	159
Total vested in-the-money options	254,000	159

The total intrinsic value of share options exercised for the twelve months ended December 31, 2010 and 2009 were approximately US$50,000 and US$8,000, respectively. As of December 31, 2010 there was no unrecognised stock-based compensation expense related to unvested stock options.

The Group adopted the provisions of ASC 718-10, which requires us to recognise expense related to the fair value of our stock-based compensation awards, including employee stock options.

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

The following table summarises the assumptions used during the year ended December 31, 2008 :

Assumptions	2008

Expected volatility	75.9-86.7%
Expected dividends	—
Expected term (years)	1.25
Risk-free rate	3.2-4.3%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China.  The Group’s contributions range from 10% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2010, 2009 and 2008, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$390,000, US$327,000 and US$291,000 respectively.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

18                                  Risk factor and Derivative Instruments (Continued)

(ii)                              Foreign exchange risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Renminbi and Euro.  Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognised assets and liabilities, and net investment in the PRC operations. The Group uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures.

The Group’s prevailing risk management policy is to hedge the net committed transactions (mainly sales and import purchases) in each major currency.

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2010 and 2009.

19                                  Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2010, 2009 and 2008.

20                                  Commitments and contingencies

(i)                                     Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2010, 2009 and 2008 were approximately US$384,000, US$394,000, and US$411,000, respectively.  Future minimum rental payments as of December 31, 2010, under agreements classified as operating leases with non-cancellable terms amounted to US$111,000 of which US$110,000 are payable in the year 2011 and US$1,000 are payable within years 2012 to 2014.

(ii)                                  Banking facilities

As at December 31, 2010, 2009 and 2008, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$2,564,000, US$2,564,000 and US$2,564,000 respectively, of which approximately US$188,000, US$260,000 and US$234,000 was utilised for issuance of bank guarantees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

20                                  Commitments and contingencies (Continued)

(iii)                               Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years, divided by total number of shares outstanding at the time of exercise of such option.

(iv)                              Litigation

Statements of claim were issued by Yu-Cheng Ling and Xue-Mei Huang (“Plaintiff A”), and Nian-Chong Luo and Li-Shan Cen (“Plaintiff B”) as the plaintiffs against Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”) as one of the ten defendants (“Defendants”) in civil claims at the People’s Court of TianDong Province, Guangxi, PRC.

Plaintiff A and Plaintiff B claimed against Defendants for total compensations of approximately US$64,000 and US$95,000, respectively, for their sons died in a serious fatal traffic accident in September 2010 on the ground that one of the drivers of the accident, (employee of SETEE’s sub-contractor) was performing SETEE’s jobs during the traffic accident and therefore SETEE is liable to assume joint and several liability. The case was heard in court on 28 April 2011 but remains in the pleading and motion stages of litigation.

Management believes that SETEE will prevail in these litigation proceedings and no related costs have been recorded.

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

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment transactions are not significant and have been eliminated to arrive at consolidated totals.

	2010	2009	2008
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	13,745	18,326	21,439
Engineering	8,560	9,010	10,299
	22,305	27,336	31,738

Operating income
Trading and manufacturing	(1,589)	(462)	(185)
Engineering	354	468	898
Unallocated corporate expenses	(142)	(154)	(343)
	(1,377)	(148)	370

	2010	2009	2008
	US$’000	US$’000	US$’000
Depreciation
Trading and manufacturing	132	172	179
Engineering	38	30	39
	170	202	218

Capital Expenditures, Gross
Trading and manufacturing	52	81	56
Engineering	60	37	43
	112	118	99

	2010	2009
	US$’000	US$’000
Assets
Trading and manufacturing	7,808	10,938
Engineering	17,405	15,306
	25,213	26,244

Liabilities
Trading and manufacturing	3,615	4,383
Engineering	3,497	2,929
	7,112	7,312

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

22                                  Segment information (Continued)

(ii)                                  Geographical analysis of revenue by customer location is as follows:

	2010	2009	2008
	US$’000	US$’000	US$’000
Revenue -
The PRC	15,891	19,333	25,430
Hong Kong	6,150	7,621	5,745
Others	264	382	563
	22,305	27,336	31,738

(iii)                               Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2010	2009
	US$’000	US$’000

Hong Kong	698	755
The PRC	654	657
	1,352	1,412

(1)                                  Long-lived assets represent property, plant and equipment, net.

(iv)                              Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2010	2009	2008

Supplier A	21%	21%	10%
Supplier B	13%	10%	8%
Supplier C	7%	6%	15%
Supplier D	7%	13%	7%
Supplier E	6%	5%	4%
Supplier F	6%	0%	0%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

22                                  Segment information (Continued)

(v)                                 Major customers

No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2010, 2009 and 2008.

23                                  Post balance sheet events

In April 2011, the Group signed agreements to acquire additional 5% equity interests in Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited for a total consideration of approximately US$234,000.

In April 2011, the Group sold a property located in the PRC for a total consideration of approximately US$489,000.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLDIATED CASH FLOWS AND CHANGES IN OWNERS EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and owners of

Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in owners’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zhejiang Tianlan Environmental Protection Technology Company Limited as of December 31, 2010 and 2009 and the consolidated results of its operations, its change in owners’ equity and its consolidated cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, June 28, 2011

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

	Note	2010	2009
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		13,027	13,031
Accounts receivable, net	6	94,847	63,378
Amounts due from owners	17	214	308
Prepayments and other current assets	7	39,402	25,821
Inventories	8	2,110	1,720
Income tax recoverable		—	969
Total current assets		149,600	105,227

Property, plant and equipment, net	9	53,049	38,115
Land use right, net	10	6,632	7,178
Deferred tax assets		2,304	823

Total assets		211,585	151,343

Liabilities and owners’ equity

Current liabilities:
Short term borrowings	11	10,500	6,300
Accounts payable		43,519	26,794
Amount due to owner	17	1,600	720
Other payables and accrued expenses	12	28,972	19,064
Other taxes payable	5	5,182	3,544
Income tax payable		482	—
Total current liabilities		90,255	56,422

Commitments and contingencies	18	—	—

Owners’ equity:
Paid-in capital		52,174	50,000
Capital reserve	14	17,896	11,374
PRC statutory reserves	13	10,799	7,675
Retained earnings		34,376	21,771
Equity attributable to owners of Zhejiang Tianlan Environmental Protection Technology Company Limited		115,245	90,820
Non-controlling interest		6,085	4,101
Total owners’ equity		121,330	94,921

Total liabilities and owners’ equity		211,585	151,343

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Note	2010	2009	2008
		RMB’000	RMB’000	RMB’000

Revenue		166,732	121,448	106,885

Cost of revenue		(112,540)	(96,891)	(84,056)
Gross profit		54,192	24,557	22,829

Selling and administrative expenses		(31,154)	(23,665)	(14,288)
Operating income		23,038	892	8,541
Interest income		60	70	100
Interest expenses		(691)	(1,410)	(876)
Other income, net	3	6,074	4,106	2,328
Income before income taxes		28,481	3,658	10,093

Income taxes	4	(2,768)	(134)	(1,113)
Net income		25,713	3,524	8,980
Net income attributable to non-controlling interest		(1,984)	(1,665)	(962)
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s owners		23,729	1,859	8,018

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	25,713	3,524	8,980
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,398	1,384	1,106
Amortisation of land use right	546	46	46
Loss on disposal of property, plant and equipment	—	6	19
Deferred tax assets	(1,481)	(604)	(81)
(Increase)/decrease in current assets:
Accounts receivable, net	(31,469)	14,319	(782)
Amounts due from owners	94	(5)	(303)
Prepayments and other current assets	(13,581)	(6,714)	340
Inventories	(390)	338	(345)
Income tax recoverable	969	(873)	(3,294)
Increase/(decrease) in current liabilities:			(1,458)
Accounts payable	15,340	7,389
Amount due to owner	(720)	(7,971)	155
Other payables and accrued expenses	9,909	2,433	193
Other taxes payable	1,638	2,375	(41)
Income tax payable	482	—	—
Net cash provided by operating activities	9,448	15,647	4,535
Cash flows from investing activities:
Purchase of property, plant and equipment	(15,948)	(10,847)	(19,000)
Net cash used in investing activities	(15,948)	(10,847)	(19,000)
Cash flows from financing activities:
Repayment of bank borrowings	(6,300)	(7,200)	—
Advance of bank borrowings	10,500	6,300	1,900
Cash from issuance of capital in subsidiary to non-controlling interest	—	1,225	—
Capital injection	8,696	—	4,750
Dividend paid to owners	(6,400)	(2,000)	(2,029)
Net cash provided by/(used in) financing activities	6,496	(1,675)	4,621

Net (decrease)/increase in cash and cash equivalents	(4)	3,125	(9,844)
Cash and cash equivalents, beginning of year	13,031	9,906	19,750
Cash and cash equivalents, end of year	13,027	13,031	9,906

	RMB’000	RMB’000	RMB’000
Supplementary information
Interest received	60	70	100
Interest paid	691	1,207	664
Income tax paid	2,858	1,614	4,487
Income tax refund	60	—	—

Non-cash transactions
Accrued interest on amounts due to owners	—	203	212
Capitalisation of amounts due to owners	—	—	264

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non- controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008	25,926	30,334	4,099	27,470	349	88,178
Net income	—	—	—	8,018	962	8,980
Total comprehensive income						8,980
Capital injection	5,014	—	—	—	—	5,014
Dividend declared	—	—	—	(10,000)	—	(10,000)
Capitalisation of reserve as paid-in capital	19,060	(19,060)	—	—	—	—
Appropriation of reserves	—	—	2,053	(2,053)	—	—
Balance as of December 31, 2008	50,000	11,274	6,152	23,435	1,311	92,172
Net income	—	—	—	1,859	1,665	3,524
Total comprehensive income						3,524
Acquisition of subsidiary at nil consideration from an owner of the Company (note 17)	—	100	—	—	(100)	—
Contribution from non-controlling interest of a subsidiary	—	—	—	—	1,225	1,225
Dividend declared	—	—	—	(2,000)	—	(2,000)
Appropriation of reserves	—	—	1,523	(1,523)	—	—
Balance as of December 31, 2009	50,000	11,374	7,675	21,771	4,101	94,921
Net income	—	—	—	23,729	1,984	25,713
Total comprehensive income						25,713
Capital injection	2,174	6,522	—	—	—	8,696
Dividend declared	—	—	—	(8,000)	—	(8,000)
Appropriation of reserves	—	—	3,124	(3,124)	—	—
Balance as of December 31, 2010	52,174	17,896	10,799	34,376	6,085	121,330

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         Organisation and principal activities

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People’s Republic of China (“PRC”) on May 18, 2000 as a wholly domestic owned enterprise. On August 6, 2007, Euro Tech (Far East) Limited and Beijing International Trust Investment Company Limited acquired 20% and approximately 3% of the equity interest of the Company. Upon the completion of the transaction, the Company changed from a wholly domestic owned enterprise to a sino-foreign joint venture enterprise with an operating period up to August 5, 2037.

The principal activities of the Company are engaged in flue gas desulphurization, dust removal, flue gas denitration and purification of diversified industrial waster gas.

Details of the Company’s subsidiaries are summarised as follows:

	Percentage of equity ownership		Place of
Name	2010	2009	incorporation	Principal activities
Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Huan Qing Information Technology Company Limited	88%*	88%	PRC	Provision of consulting and training services for environmental industry

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

* As at 31 December 2010, this company was still in the process of deregistration.

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

(c)                                  Revenue Recognition

The Group’s main source of revenue is the construction and installation services of environmental protection equipment for flue gas desulphurization, dust removal and flue gas denitration. Revenues are recorded under the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts. This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

(d)                                  Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB6,182,000, RMB8,238,000 and RMB3,704,000 for the years ended December 31, 2010, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)                                  Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB9,700, RMB39,000 and RMB104,000 for the years ended December 31, 2010, 2009 and 2008 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(f)                                    Taxation

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, under which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised within a reasonable period of time.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies - Continued

(f)                                    Taxation — Continued

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2010, 2009 and 2008.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income for the period that includes the enactment date.

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

According to construction contracts signed with the customers, an amount ranged from 5% - 20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2010, accounts receivable in more than one year amounted to RMB26,055,000 (2009: RMB10,453,000).

(i)                                    Inventories

Inventories are stated at the lower of cost, on the first-in, first-out method, or market value. Costs include purchase and related costs incurred in bringing each product to its present location and condition. Market value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal. Allowance is made for obsolete, slow moving or defective items, where appropriate.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies - Continued

(j)                                    Property, Plant and Equipment and Land Use Right

Property, plant and equipment are stated at cost less accumulated depreciation. Gains or losses on disposal are reflected in current operations. Major expenditures for betterments and renewals are capitalised. All ordinary repair and maintenance costs are expensed as incurred. Land in the PRC is owned by the PRC government.  The government in the PRC, according to PRC Law, may sell the right to use the land for a specific period for time.  Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and classified as land use right.

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	Over terms of the leases
Office premises	47-50 years
Leasehold improvements	over terms of the leases or the useful lives whichever is less
Plant and machineries	5 to 10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

(k)                                Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2010.

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

(m)                              Foreign Currency Translation

The Group maintains its books and records in Chinese Renminbi (“functional currency”). Foreign currency transactions during the year are translated into the functional currency at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rates prevailing at the balance sheet dates. Gains or losses from foreign currency transactions are recognised in the consolidated statements of income during the year in which they occur.

(n)                                 Comprehensive Income

The Group has adopted FASB ASC Subtopic 220-10, Comprehensive Income, which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognised. The Group has presented comprehensive income, which encompasses net income, in the consolidated statement of changes in owners’ equity.

(o)                                  Paid in capital

Paid in capital refers to the registered capital paid-up by the owners of the Company. The paid-in capital is RMB52,174,000 and RMB50,000,000 at years ended December 31, 2010 and 2009 respectively.

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

(r)                                  Reclassification

The Company reclassified prior year land use right from Property, plant and equipment into “Land use right” to conform to the current year presentation.

(s)                                  Recent Accounting Pronouncements

In January 2010, FASB issued Accounting Standard Update (“ASU”) 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Other income, net

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Subsidy income (note i)	5,954	3,087	1,753
Sales of scrapped materials	—	352	530
Others	120	667	45
	6,074	4,106	2,328

(i)                                    The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

4                                         Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipments Company Limited are classified as HNTE which enjoyed a preferential tax rate of 15%. Hangzhou Tianlan Environmental Engineering and Design Company Limited and Huangzhou Huan Qing Informaion Technology Company Limited are subject to Enterprise Income Tax rate of 25%.

The provision for income taxes consists of:

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	4,249	739	1,194
Income taxes	4,249	739	1,194

Deferred tax benefit:	(1,481)	(605)	(81)
Total deferred taxes	(1,481)	(605)	(81)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                         Income taxes - Continued

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Income before income taxes	28,481	3,658	10,093

Computed tax using respective companies’ statutory tax rates	4,289	541	1,410
Change in valuation allowances	—	19	96
Over -provision for income tax in prior years	(562)	(162)	16
Tax effect on revenue not subject to tax	(1,027)	(676)	(415)
Tax effect on expenses not deductible for tax purposes	68	412	6

Total provision for income tax at effective tax rate	2,768	134	1,113

The components of deferred tax assets are as follows:

	2010	2009
	RMB’000	RMB’000

Tax losses	115	115
Allowance for doubtful debts	2,304	823
Less: Valuation allowances	(115)	(115)

Net deferred tax assets	2,304	823

5                                         Other taxes payable

Other taxes payable comprises mainly Valued-Added Tax (“VAT”) and Business Tax (“BT”). The Group is subject to output VAT levied at the rate of 17% of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.  BT is charged at a rate of 5% and 3% on the revenue from technique services and installation service respectively.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6                                         Accounts receivable, net

	2010	2009
	RMB’000	RMB’000

Accounts receivable	110,210	68,868
Less: Allowance for doubtful debts	(15,363)	(5,490)
	94,847	63,378

7                                         Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2010	2009
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	53,694	50,010
Less: Progress billings	(36,586)	(39,976)

Cost and estimated earnings in excess of billings	17,108	10,034

8                                         Inventories

	2010	2009
	RMB’000	RMB’000

Raw materials	2,110	1,720

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9                                         Property, plant and equipment, net

	2010	2009
	RMB’000	RMB’000

Office premises and leasehold improvements	51,645	35,945
Furniture, fixtures and office equipment	4,013	2,868
Motor vehicles	2,904	2,417
Plant and machineries	899	899
	59,461	42,129

Less: Accumulated depreciation	(6,412)	(4,014)
	53,049	38,115

	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,398	1,384	1,106

10                                  Land use right, net

	2010	2009
	RMB’000	RMB’000

Land use right	7,315	7,315
Less: Accumulated amortisation	(683)	(137)
	6,632	7,178

	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Amortisation expense	546	46	46

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Short term borrowings

	2010	2009
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	8,500	6,300
Bank loan borrowed by a subsidiary of the Company (note ii)	2,000	—
	10,500	6,300

(i)                                  The bank loan borrowed by the Company as of December 31, 2010 bear interest at fixed rates 5.31% (2009: 5.31%) per annum with maturity date on or before May 04, 2011 (2009: September 22, 2010) and are secured by the Company’s office premises and leasehold improvements and land use right.  Interest paid during the year ended December 31, 2010 was approximately RMB352,000 (2009: RMB367,000 and 2008: RMB314,000).

(ii)                               The bank loan borrowed by a subsidiary of the Company as of December 31, 2010 bear interest at fixed rates 5.56% (2009: Nil) per annum with maturity date on or before December 7, 2011 (2009: Nil) and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2010 was approximately RMB7,000 (2009 and 2008: Nil).

12                                  Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                                  PRC statutory reserves

Under the relevant PRC laws and regulations, the Group is required to appropriate certain percentage of their respective net income to two statutory funds, namely the statutory reserve fund and the statutory staff welfare fund.

(i)                                   Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate at least 10% of the companies’ net income to the statutory reserve fund until such fund reaches 50% of the companies’ registered capital. The statutory reserve fund can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such fund be maintained at a minimum of 25% of the companies’ registered capital.

(ii)                                Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate certain amount of the companies’ net income to the staff welfare fund determined by the Company. The staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to the companies’ employees. This fund is non-distributable other than upon liquidation of the Group.

14                                  Capital reserve

Capital reserve represents the capital contributions from owners in excess of the paid-in capital amount.

15                                  Pension plan

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China.  The Group contributes approximately ranging from 12% to 14% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2010, 2009 and 2008, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB488,000, RMB470,000 and RMB394,000 respectively.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

16                                  Risk factors

The Group’s activities expose itself mainly to credit risk.

The Group has no significant concentration of credit risk.  The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Group has policies that limit the amount of credit exposure to any customers.

17                                  Related party

Amounts due from/(to) owners

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment.  As of December 31, 2010, the amount due to owner represented the dividend payable to an owner of the Company.  There were no other transactions with related parties in the years 2010 and 2009 other than those disclosed in elsewhere in the financial statements.

Prior year acquisition of subsidiary at nil consideration from an owner of the Company

In the year 2009, a 10% equity interest in Hangzhou Tianlan Environmental Engineering and Design Company Limited was transferred from the minority owner to the Company at nil consideration.

18                                  Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2010 (2009: RMB410,000 and 2008: RMB573,000). As of December 31, 2010, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2011.

19                                  Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

20                                  Subsequent events

The Group evaluated all events or transactions that occurred after December 31, 2010 up through June 28, 2011, the date the Group issued these consolidated financial statements. During this period, the Group did not have any material recognisable subsequent events.