Form 20-F
period 2011-12-31
EURO TECH HOLDINGS CO LTD
filed 2012-04-27
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Name of each exchange on which registered: NASDAQ
Ordinary Shares, no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, *

11, 428,344 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

If this is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☑ No

Indicate by check mark whether the registrant has submitted electronically and posed on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes   ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes   ☑ No

*EXPLANATORY NOTE: AFTER THE END OF REGISTRANT’S FISCAL YEAR ENDED DECEMBER 31, 2011,  REGISTRANT EFFECTED A COMBINATION ( REVERSE SPLIT ) OF ITS ORDINARY SHARES AND ISSUED TWO SHARES   FOR EACH ELEVEN OF ITS SHARES ISSUED. AT MARCH 31, 2012, REGISTRANT HAD 2,069,222 ORDINARY SHARES ISSUED AND OUTSTANDING.

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

AT THE CLOSE OF BUSINESS ON JANUARY 13, 2012, THE COMPANY EFFECTED A REVERSE STOCK SPLIT OF ALL OF ITS OUTSTANDING ORDINARY SHARES OF THE COMPANY AT A RATIO OF TWO (2) ORDINARY SHARES FOR ELEVEN (11) ORDINARY SHARES. IMMEDIATELY UPON THE REVERSE SPLIT BECOMING EFFECTIVE, EVERY ELEVEN (11) ORDINARY SHARES OUTSTANDING PRIOR TO THE REVERSE SPLIT WERE CHANGED AND RECLASSIFIED INTO TWO (2) ORDINARY SHARES .  ANY OWNER OF LESS THAN A SINGLE FULL ORDINARY SHARE AFTER THE REVERSE SPLIT RECEIVED CASH IN LIEU OF ANY FRACTIONAL INTEREST. THE INFORMATION CONTAINED HEREIN GIVES RETROACTIVE EFFECT TO THE REVERSE SPLIT FOR ALL PERIODS PRESENTED.

PART I

ITEM 3.	KEY INFORMATION

ITEM 3A	SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION
(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated income statement data for years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated income statement data for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2011	2010	2009	2008	2007
	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,339	6,130	7,025	7,146	9,387
Working capital(1)	5,730	6,444	8,203	8,583	10,099
Total assets	23,864	25,213	26,244	28,278	25,482
Short-term debt(2)	0	0	0	0	0
Net assets	17,909	18,101	18,932	18,979	17,958
Capital Stock	123	123	122	122	120
______________________
(1)       Current assets minus current liabilities.
(2)       Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2011	2010	2009	2008	2007
	US$	US$	US$	US$	US$
Income Statement Data:
Revenue	20,213	22,305	27,336	31,738	27,230
Cost of revenue	(15,322)	(16,564)	(20,876)	(24,154)	(20,398)
Gross profit	4,891	5,741	6,460	7,584	6,832
Selling and Administrative Expenses	(6,565)	(7,119)	(6,598)	(7,214)	(6,566)
Operating (loss)/income	(1,674)	(1,378)	(138)	370	266
Interest Income	60	42	37	45	256
Other income, net	82	9	71	145	142
Gain/(loss) on disposal of fixed assets	328	1	(10)	-	-
(Loss)/Income before taxes	(1,204)	(1,326)	(40)	560	664

Income benefit/( taxes)	63	(154)	(218)	(321)	(144)

Equity in profit of affiliates	1,131	723	595	273	247
Net (Loss)/Income	(10)	(757)	337	512	767

Less: net loss/(income) attributable to non-controlling interest	531	(330)	(305)	(363)	(345)
Net income/(loss) attributable to the Company	521	(1,087)	32	149	422
Net income/(loss) per Ordinary Share-Basic	0.25	(0.52)	0.015	0.07	0.21
-Diluted	0.25	(0.51)	0.015	0.07	0.19

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,087,922	2,099,894	2,114,992	2,149,846	2,019,192
Diluted	2,102,199	2,143,375	2,163,006	2,220,374	2,199,152

The Company maintains its books and records in United States dollars (“US$”). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$”) or in Chinese Renminbi (“RMB”).

The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the US dollar at the rate of approximately HK$ 7.80 = US$ 1.00.  However, the market exchange rate of the Hong Kong dollar against the US dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the US dollar and the Hong Kong dollar.

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2007, through 2011, the Renminbi has fluctuated and at the end of 2011, 2010, 2009, 2008 and 2007, the exchange rates were approximately,  RMB 6.3585  = US$ 1.00,RMB 6.6018 = US$1.00, RMB 6.8282 = US$ 1.00, RMB 6.8251 = US$ 1.00 and RMB 7.3141 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2007	7.3141	7.2941	7.8062	7.6172
Fiscal 2008	6.8251	6.7480	7.2941	6.9623
Fiscal 2009	6.8282	6.7880	6.8430	6.8409
Fiscal 2010	6.6018	6.6018	6.8344	6.7696
Fiscal 2011	6.3585	6.3318	6.6357	6.4640
US$ to HK$

Fiscal 2007	7.8049	7.7488	7.9102	7.8026
Fiscal 2008	7.7507	7.7480	7.8174	7.7874
Fiscal 2009	7.7551	7.7474	7.7617	7.7522
Fiscal 2010	7.7827	7.7507	7.8046	7.7689
Fiscal 2011	7.7690	7.7640	7.8090	7.7845

The Following Months	Low	High	Average
US$ to RMB

July 2011	6.4318	6.4771	6.4533
August 2011	6.3733	6.4372	6.3971
September 2011	6.3685	6.4200	6.3885
October 2011	6.3495	6.4049	6.3778
November 2011	6.3318	6.3855	6.3562
December 2011	6.3407	6.4049	6.3615

US$ to HK$
July 2011	7.7811	7.7953	7.7885
August 2011	7.7914	7.8090	7.7974
September 2011	7.7848	7.8040	7.7947
October 2011	7.7640	7.7905	7.7791
November 2011	7.7666	7.7962	7.7814
December 2011	7.7681	7.7852	7.7780

ITEM 3D.	RISK FACTORS

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

The PRC’s Economic, Political  And Social Conditions: Slowdown In Growth.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy.  Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the PRC government predicted a steep slowdown in growth from a 9.2% GDP in 2011 to a 7.5% GDP in 2012 and plans to lower growth to 7.0% GDP in 2015 with a focus on raising the incomes of the average citizen and seek a national economy less driven by investment and more by consumer demand.  Although past predictions have not always proven reliable, if these predictions prove accurate, t hey, as well as future actions and policies of the PRC government, could materially and adversely effect our business and operations.

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

Economic Reforms May Not Continue Or Impact Positively On The Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely effect our business and operating results. Recently, the PRC government predicted that its annual growth rate in imports and exports would drop to 10% compared to more than 24% in 2011.The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely effect political or social stability.  The PRC’s economy experienced a slowdown beginning in the fourth quarter of 2008 as a result of the global economic crisis.  There can be no assurance that the PRC’s economy will grow, that if there is growth, such growth will be steady and uniform. The slowdown has had a negative effect on our business.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically.  In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3% and 5.4% in 2010 and 2011, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales.  Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC.  Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate.  A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

Uncertain Legal System And Application Of Laws.

The legislative trend in the PRC over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. This may not continue. In addition, as the PRC economy, business and commercial framework and legal system all continue to develop, that development may adversely affect the Company’s activities in the PRC or the ability of the Company to enter into Sino-foreign agreements.

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

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

In Fiscal 2008, the Company had revenues of approximately US$ 31,738, 000, operating income of approximately US$ 370,000 and income before income taxes of approximately US$ 560,000.  In Fiscal 2009, the Company had revenues of approximately US$ 27,336,000, an operating loss of approximately US$ 138,000 and a loss before income taxes of approximately US$ 40,000.  In Fiscal 2010, the Company had revenues of approximately US$ 22,305,000, an operating loss of approximately US$ 1,378,000 and a loss before income taxes of US$ 1,326,000. In Fiscal 2011, the Company had revenues of approximately US$ 20,213,000, operating loss of approximately US$ 1,674,000 and a loss before income tax of US$1,204,000.  The Company primarily attributes the revenue reduction, operating loss and loss before income taxes in Fiscal 2009 and Fiscal 2010 to the global economic downturn and having key suppliers selling their products through China suppliers other than the Company.  Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. A major portion of the operating loss for Fiscal 2011 was principally from Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited for the amount of approximately US$932,000 as a result of loss of approximately US$632,000 for its joint venture and research and development expenses of approximately US$193,000 incurred for its ballast water treatment system.

As the global economic downturn appears to be continuing, showing only modest positive economic improvement and the Company may face further competition by having key suppliers selling their products through China suppliers other than the Company, there can be no assurance that the Company’s revenues will not decline further and losses will not increase.

Future Plans To Increase Revenue ; Decrease Losses and Return To Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies.  To date this has not been successful  but the Company plans to continue these economizing efforts.  Also, land and sea trials will be conducted in China in April and October of this year and, if successful, the Company  hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels.  There can be no assurance that continuing its streamlining efforts and its testing of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company.

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

Dependence On Vendors: Lack of Long Term Arrangements: Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including, Hioki E.E. Corporation (“Hioki”), Biotage Sweden AB (“Biotage”), Hach Company-Lachat Instruments (“Hach”), and Stanford Research Systems, Inc. (“Stanford”), that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors.  A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors.  During Fiscal 2009 our sales, expressed as a percentage of total sales, to Hong Kong increased by 10% while our sales to the PRC decreased by 9% when compared to Fiscal 2008.  The 10% increase in sales to Hong Kong was primarily due to an increase in sales of Thermo Fisher Scientific Group's products. This change continued into Fiscal 2010. The 9% decrease in sales to the PRC was primarily due to the global economic downturn and additional sales by our key suppliers in the PRC through distributors other than the Company. During Fiscal 2011, our sales revenue from trading activities decreased by 17% as loss of vendors. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

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

Being A Foreign Private Issuer Exempts Us From Certain Securities And Exchange Commission (“Commission”) And NASDAQ QMX  (“NASDAQ”) Requirements.

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

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For NASDAQ: Recent Deficiency Cured.

Our securities are quoted and traded on  NASDAQ. There can be no assurance that we will continue to meet both the qualitative and quantitative criteria for continued quotation and trading of our securities on  NASDAQ. One of  NASDAQ’s listing requirements is the maintenance of a closing bid price of US$ 1.00 per share.  During periods of time in 2008 and 2009 the Company was not in compliance with that requirement but NASDAQ had generally suspended that requirement and others due to market conditions and/or the US$1.00 per share bid price was not met for a sufficient period of time to cause a NASDAQ deficiency action.

On September 20, 2011,the Company received a deficiency letter from NASDAQ that the Company was no longer in compliance with NASDAQ’s listing maintenance rule for failing to have a bid price of at least US$ 1.00 per share for the prior thirty  trading days. In order to regain compliance, in January 2012, the Company effected a combination or reverse stock split of its issued Ordinary Shares. On February 1, 2012, the Company received a letter from NASDAQ advising that as the bid price for the Company’s Ordinary Shares had risen above US$ 1.00 for required period of time, the Company was in compliance with NASDAQ’s maintenance listing requirements.

If we are unable to meet the continued quotation criteria of  NASDAQ and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

We Are Also Required To Meet Certain, But Not All, Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

Although, in the past, we have been able to satisfy corporate governance criteria applicable to NASDAQ, those criteria are difficult to comply with and include, among other things: (a) a heightened degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only; (b) establishment of a code of conduct addressing compliance with laws; and (c) a limit on payments to independent directors and their family members (other than for services on the board of directors).

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

We expend significant resources in developing and maintaining the necessary documentation and testing procedures required by SOX, there is a risk that we will not maintain compliance with all of these requirements.

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

There Are Risks In Purchasing Low-Priced Securities.

If our securities were to be suspended or delisted from  NASDAQ, they could be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors”. For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities.

In the event our securities are no longer listed on NASDAQ or are not otherwise exempt from the provisions of the SEC’s “penny stock” rules, such rules may also affect the ability of broker-dealers and investors to sell our securities.

There Is No Assurance Of A Continued Public Market For Our Securities.

There can be no assurance that a trading market for our Ordinary Shares will continue.

We May Be Considered To Be A Passive Foreign Investment Company For The 2011 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2011. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2012 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See  “Item 10 Taxation—United States Federal Income Taxation.”

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantial operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any unwarranted scrutiny, even allegations that are not true, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”), a company engaged in water and waste-water treatment solution business.  We had previously owned thirty (30%) percent of their capital stock.  With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries.  In January 2010, we acquired an additional two percent (2%) interest in Pact, increasing our ownership to fifty-three (53%) percent of Pact.  The foregoing purchases of Yixing and Pact were made from Tamworth Industrial Limited (“Tamworth”). In July 2011, we acquired additional 5% equity interests in Yixing and Pact for a total consideration of approximately US$ 234,000 from Tamworth.

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

In August 2007, Far East acquired a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000, for approximately US$4,648,000.  Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants.  By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business.  With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue and net income have steadily increased during Fiscal 2010 and Fiscal 2011. In March 2012, to fund its intermediate expansion plans, Blue Sky has submitted an initial public offering application with the appropriate government authorities in China. The contemplated offering by Blue Sky is subject to the approval of those government authorities and the actual sale of its securities of which no assurance can be given.

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

ITEM 4B.	BUSINESS OVERVIEW.

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, Wuhan, and Urumqi.

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

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products. For example, in February 2010, Pact entered into an agreement with a stainless steel manufacturer providing for an aggregate of up to US$3,800,000 for the engineering, design, supply, equipping, installation, personnel training and commissioning of waste water treatment, direct water cooling, indirect cooling tower water, potable water treatment and industrial water treatment systems in Jiangsu, China. The systems have been completed as of December 31, 2011.  The contract price has now been fully paid.

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

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment.  PACT and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture.  PACT invested US$300,000 and has a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, the Company’s Managing Director and the third party each invested US$100,000 in consideration for 20% interests.  In December 2011, the partners of the JV decided to close the JV due to an unsatisfactory return on their investment.  The JV had an operating loss of approximately US$632,000 in Fiscal 2011 as a result of expenses resulting from the liquidation of the JV, such as severance payments and impairment of inventory, The JV is now under liquidation process and its business is being taken over by Pact-Yixing.

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

During Fiscal 2011, revenues from trading activities continued to decline as we continued to lose the right to distribute products, Siemens products, for example. We mainly sold Siemens’ water treatment products to Hong Kong’s government water supply agency. Our agreement with Siemens terminated at the end of September 2010 and this product loss was the major factor in our Hong Kong sales decline. Anticipating the potential for such losses we had starting economizing by reducing staff, consolidating offices (as early as 2010) while attempting to improve staff productivity. Also revenue from Pact and Yixing declined in 2011 while it experienced a high rate of staff turnover and unfavorable economic conditions caused by the decrease in sales contracts from multination companies as a result of the European sovereign debt crisis. Engineering expenses increased by US$0.6 million primarily due to the approximate US$ 301,000 expended on the liquidation of its Joint Venture. Additionally, approximately US$ 193,000 was utilized for research and development expenses for the Ballast Water Treatment System (BWTS). Those research expenses are expected to continue in 2012.The foregoing factors had a substantive negative impact on the Company’s Fiscal 2011financial results of operations.

Our Strategy for 2012

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable, and also it is easier to sell. These chemical reagents are manufactured in our Shanghai Plant. These reagents include but are not limited to Chemical Oxygen Demand Analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and used by water and wastewater treatment plants and other industries such as beverage, as consumables by water and wastewater treatment plants, consumables with the water analyzers to monitor the quality of the water/ discharged water. Our target is to have our manufacturing facilities reach “beak-even” in Fiscal 2012. Also, during the 1st Quarter of Fiscal 2012, we received 3 engineering contracts worth about US$ 3.5 million from two foreign companies outside China and one company in China (plus other smaller contracts) and we are positive about receiving more engineering contracts from within and outside China.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to Water Supplies Department for determination of carcinogenic nitrosamines in drinking water in order to meet new World Health Organization standards.

Customers for air and water quality monitoring instruments also include government agencies.

The Company derived approximately 54.4%, 59.2% and 67.2% of its revenues from the sale of Scientific Instruments during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

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

The Company derived approximately 17.0%, 25.2% and 17.8% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Energy Conservation, And Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. The Company derived approximately 27.2%, 13.7% and 13.2% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.4%, 1.9% and 1.8% of its revenues from Technical Support Operations during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Customers. During Fiscal 2011, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering new turbidity meters manufactured by the Company.  The new turbidimeter is directed at water treatment plants, environmental monitoring status, hydrological stations.  In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution level of drinking water, ground water and waste water. Our TOC analyzer has been three and a half years in research, development and field testing of prototypes sold to our customers. We had made some modifications to this product to improve the quality and obtained updated Chinese Metrology Certification, a certificate issued by Bureau of Quality and Technical Supervision in November 2007 and began selling this modified TOC in 2008. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument for use on surface water, underground water and domestic and industrial wastewater.  In 2008 we introduced a Flue Gas Emissions Analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments.  In 2010, we started to develop a nondispersive infrared sensor (“NDIR”) for flue gases which is in the stage of field testing of prototypes. This NDIR will be used as component in the manufacturing of our own TOC analyzer and Flue Gas Emissions Analyzers.

Although it takes substantial to develop, test and market a product, and our sales of the TOC analyzer and the Flue Gas Emissions Analyzer have been nominal to date, the Company believes that ultimately by establishing product assembly operations in the PRC will not only increase revenues, expand its customer base, but also its net income since the Company believes it will enjoy higher overall profit margins by assembling certain products which it now distributes, the Company can reduce its reliance on purchasing finished products from vendors.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Hioki, Biotage, Hach and Stanford, which are the Company’s largest suppliers, with purchases from them accounting for approximately 6%, 0%, 10% and 5% of the Company’s sales during Fiscal 2009, 7%, 6%, 13% and 6% during Fiscal 2010 and 15%, 10%, 10% and 8% during Fiscal 2011, respectively.  The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sales representative in the PRC, Hong Kong and Macau. The Company’s agreement with Biotage will be automatically renewed annually until December 31, 2013 and terminable on sixty days’ notice by either party and is limited to Hong Kong, Guangdong and Hainan. The Company’s agreement with Hach is for an ill-defined term. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development.  For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization requires that by 2017, all ocean going vessels be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge.  Pact has been attempting to develop a non-chemical ballast water treatment system since late 2010 and is currently undergoing testing to prepare for land and sea certification testing in the PRC.  We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in shipping industries or funding raising from substantial investors, and by private sales of our securities including the potential exercise by officers and directors of their options.  We have no commitments or indications of interest for the private sales of our securities.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com) will allow us to continue to offer products at lower prices than our competitors.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, especially those related to the air pollution and energy conservation sectors and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities.

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

During Fiscal 2011, Fiscal 2010 and Fiscal 2009, the Company’s gross profit margins were approximately 24%, 26% and 24%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies.  The Company competes in this market based upon the quality of its products and having a knowledgeable staff.

Website

The Company has a internet platform located at (http://www.chinah2o.com). The website is directed at environmental businesses in China.  The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated sufficient external revenue and is now being operated directly through the Company.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has a internet platform. The website is located at (http://www.yibaynet.com). The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During 2010, the Company closed 5 retail outlets and 1 representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. During 2011, the Company closed 2 representative offices and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 18 people. The Company has a marketing and sales force of 34 people who are paid a salary plus a sales-based commission.

Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company as expected.

Our remaining sales companies are located in:  Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in:  Beijing and Urumqi.

Litigation

After the fatal traffic accident in September 2010, the parents of two person who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong Province, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs sought damages of US$ 64,000 and US$ 95,000, respectively, and attorney’s fees. The Company retained counsel seeking a vigorous defense, denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. The appellate court has scheduled the hearing date on April 23, 2012.  Management continues to believe that it will prevail in this matter and intends to continue to vigorously defend this matter.

The family of a Company employee who died in the accident has asked for additional compensation. However, the Company will only negotiate the compensation after the finalization of the litigation.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

The Company presently wholly owns Far East, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

●	Euro Tech Trading (Shanghai) Limited — a People’s Republic of China corporation
●	Euro Tech (China) Limited — a Hong Kong corporation
●	ChinaH2O.com Limited — a Hong Kong corporation (Deregistered in February 2012)
●	Shanghai Euro Tech Limited — a People’s Republic of China corporation
●	Shanghai Euro Tech Environmental Engineering Company, Ltd. — a People’s Republic of China corporation
●	Chongqing Euro Tech Rizhi Technology Company, Limited — a People’s Republic of China corporation
●	Rizhi Euro Tech Instrument (Shaanxi) Company Limited— a People’s Republic of China corporation
●	Guangzhou Euro Tech Environmental Equipment Company Limited— a People’s Republic of China corporation

Majority Owned

●	Yixing Pact Environmental Technology Company Limited — a People’s Republic of China corporation
●	Pact Asia Pacific Limited — a BVI corporation (“PACT”)

Other Entities

Pact Environmental Equipment Co. Limited — a PRC joint venture, 60% owned by PACT (under liquidation process)

Zhejiang Tianlan Environmental Protection Technology Company Limited — a People’s Republic of China corporation.*

Zhejiang Jia Huan Electronic Co. Ltd., — a People’s Republic of China corporation.*
___________________
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

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two (2) year lease that expires in May 2013 with a monthly rental payments of approximately US$ 4,744. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company’s 5 field and representative offices are rented by the Company pursuant to short-term leases aggregating approximately US$ 3,120 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$ 1,560.  Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rental of approximately US$ 2,674.  Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rental of approximately US$ 1,227.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a 3 year lease expiring in January 2014, providing for a monthly rental of approximately US$ 8,065.

In April 2011, the Company sold a building that had been used as representative office in Shanghai. This office was moved to the Company’s Pudong location and the building was sold for approximately US$ 489,000 to an independent third party.

The Company’s registered office in the British Virgin Islands is located at PortcullisTrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 494-5296.

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

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2009	71%	28%
2010	71%	28%
2011	75%	24%

Sales to customers situated in Macau and elsewhere through Fiscal 2011 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue decreased by 4% in Fiscal 2011 as compared with Fiscal 2010. See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue increased by 4% in Fiscal 2011 as compared with Fiscal 2010.  See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2011		2010		2009		2008		2007
Revenue	20,213	100%	22,305	100%	27,336	100%	31,738	100%	27,230	100%
Cost of revenue	15,322	75.8%	16,564	74.3%	20,876	76.4%	24,154	76.1%	20,398	74.9%
Gross Profit	4,891	24.2%	5,741	25.7%	6,460	23.6%	7,584	23.9%	6,832	25.1%
Selling and administrative Expenses	6,565	32.5%	7,119	31.9%	6,598	24.1%	7,214	22.7%	6,566	24.1%
(Loss)/income before income Taxes	(1,204)	-6.0%	(1,326)	-5.9%	(40)	-0.1%	560	1.8%	664	2.4%
Income (benefit)/taxes	(63)	-0.3%	154	0.7%	218	0.8%	321	1.0%	144	0.5%
Equity in profit of Affiliates	1,131	5.6%	723	3.2%	595	2.2%	273	0.9%	247	0.9%
Net (loss)/income	(10)	-0.1%	(757)	-3.4%	337	1.2%	512	1.6%	767	2.8%
Net loss/(income) attributable to Non controlling interest	531	2.6%	(330)	-1.5%	(305)	-1.1%	(363)	-1.1%	(345)	-1.3%
Net income/(loss) attributable to the Company	521	2.6%	(1,087)	-4.9%	32	0.1%	149	0.5%	422	1.5%

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 2,092,000 or 9.4% to approximately US$20,213,000 in Fiscal 2011 from approximately US$22,305,000 in Fiscal 2010. The revenue from trading and manufacturing activities decreased by approximately US$2,308,000 and the revenue from engineering activities increased slightly by US$216,000. The decrease in revenue from trading and manufacturing activities was due primarily to most foreign suppliers want to market and sell their products directly or through many distributors in China instead of using the Company as their sole distributor as in the past. Pact-Yixing’s revenues of approximately US$5,098,000 and US$8,334,000 were included in our revenues in Fiscal 2011 and Fiscal 2010, respectively.

Gross profits decreased by approximately US$850,000 or 14.8% to approximately US$4,891,000 for Fiscal 2011 as compared to approximately US$5,741,000 for Fiscal 2010. During Fiscal 2011, the Company’s cost of revenue was approximately US$15,322,000, or 75.8% of revenues, in comparison to approximately US$16,564,000, or 74.3% for Fiscal 2010.  Cost of revenue expressed as a percentage of revenue increased by 1.5% in Fiscal 2011 as compared with Fiscal 2010.  The gross profit margin percentage decrease was due principally to drop in gross margin of engineering revenue. Yixing-Pact contributed approximately US$1,712,000 to our gross profit margin in Fiscal 2011, a decrease of approximately US$1,119,000 from Fiscal 2010.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$6,565,000 in Fiscal 2011, a decrease of approximately US$554,000 or 7.8% from approximately US$7,119,000 in Fiscal 2010. The decrease was principally due to the reduction of expenses for trading and manufacturing activities as the Company continued to consolidate its trading business. Pact-Yixing’s selling and administrative expenses increased by approximately US$722,000 in Fiscal 2011 as compared to Fiscal 2010 as a result of additional expenses of approximately US$301, 000 for the liquidation of its Joint Venture and research and development expenses of approximately US$193,000 for the Ballast Water Treatment System.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$1,131,000 in Fiscal 2011, an increase of approximately US$408,000 from approximately US$723,000 in Fiscal 2010. The increase was primarily due to increase in our share of net profit after taxes of Blue Sky.

Interest Income. Interest income increased by approximately US$18,000 or 42.8% to approximately US$60,000 in Fiscal 2011 from approximately US$42,000 for Fiscal 2010. The increase was primarily due to the rise in interest rates.

Other Income. Other income increased by approximately US$73,000 or 811.1% to approximately US$82,000 in Fiscal 2011 from approximately US$9,000 in Fiscal 2010. The increase in other income were principally due to a foreign exchange gain of approximately US$26,000 in Fiscal 2011 as compared to foreign exchange loss of approximately US$17,000 in Fiscal 2010, and increase in rental income due to renting out of a property.

Gain on Disposal of Fixed Assets. Gain on disposal of fixed assets of approximately US$328,000 in Fiscal 2011 was principally due to the sale of a property in Shanghai.

Income Taxes. Taxes decreased by US$217,000 to approximately US$63,000 tax credit in Fiscal 2011 from approximately US$154,000 tax charge in Fiscal 2010. This decrease was primarily the result of net taxable losses for Fiscal 2011.

Net Income. Income from continuing operations increased by approximately US$1,608,000 to a net income of approximately US$521,000 in Fiscal 2011 from a net loss of approximately US$ 1,087,000 in Fiscal 2010. The increase was primarily due to the decrease in selling and administrative expenses resulting from streamlining operations, gain on disposal of a property and increase in profit contribution for Blue Sky despite the decline in total revenues and gross margin percentage.

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 5,031,000 or 18.4% to approximately US$ 22,305,000 in Fiscal 2010 from approximately US$ 27,336,000 in Fiscal 2009. The revenue from trading and manufacturing activities decreased by approximately US$ 4,581,000 and the revenue from engineering activities decreased by US$ 450,000. These decreases were due primarily to most foreign suppliers want to market and sell their products directly or through many distributors in China instead of using the Company as their sole distributor as in the past and Guangxi wastewater treatment contract in the face amount of US$ 3.2 Million, was delayed due to a serious fatal traffic accident in September 2010. The Guangxi wastewater treatment contract was scheduled to be substantially completed in Fiscal 2010, it is now scheduled to be delayed until August or September of Fiscal 2011. Although the Company had received a 20% down payment, for this project in Fiscal 2010, no revenue could be recognized in that fiscal year. Pact-Yixing’s revenues of approximately US$ 8,334,000 and US$ 8,654,000 were included in our revenues in Fiscal 2010 and Fiscal 2009, respectively.

Gross profits decreased by approximately US$ 719,000 or 11.1% to approximately US$ 5,741,000 for Fiscal 2010 as compared to approximately US$ 6,460,000 for Fiscal 2009. During Fiscal 2010, the Company’s cost of revenue was approximately US$ 16,564,000, or 74.3% of revenues, in comparison to approximately US$ 20,876,000, or 76.4% for Fiscal 2009.  Cost of revenue expressed as a percentage of revenue decreased by 2.1% in Fiscal 2010 as compared with Fiscal 2009.  The gross profit margin percentage increase was due principally to improvement in gross margin of engineering revenue. Yixing-Pact contributed approximately US$ 2,831,000 to our gross profit margin in Fiscal 2010, an increase of approximately US$ 447,000 from Fiscal 2009.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 7,119,000 in Fiscal 2010, an increase of approximately US$ 521,000 or 7.9% from approximately US$ 6,598,000 in Fiscal 2009. The increase was principally due to the increase of expenses for engineering activities of approximately US$ 558,000, including a non-recurring expenses of approximately US$ 164,000 as consequence of the fatal accident (funeral, travel, legal and similar expenses). However, the expenses for trading and manufacturing activities decreased by approximately US$ 49,000 as the Company continued to consolidate its trading business despite the redundancy cost of approximately US$ 81,000 incurred during the year.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$ 723,000 represented our share of net profit after taxes of Blue Sky and Jia Huan.

Interest Income. Interest income increased by approximately US$ 5,000 or 13.5% to approximately US$ 42,000 in Fiscal 2010 from approximately US$ 37,000 for Fiscal 2009. The increase was primarily due to the rise in interest rates.

Other Income. Other income decreased by approximately US$ 62,000 or 87% to approximately US$ 9,000 in Fiscal 2010 from approximately US$ 71,000 in Fiscal 2009. The decrease in other income was principally due to a foreign exchange loss of approximately US$ 17,000 in Fiscal 2010 as compared to foreign exchange gain of approximately US$ 73,000 in Fiscal 2009.

Income Taxes. Taxes decreased by US$ 64,000 to approximately US$ 154,000 in Fiscal 2010 from approximately US$ 218,000 in Fiscal 2009. This decrease was primarily the result of decreased taxable profits.

Net Income. Income from continuing operations decreased by approximately US$1,119,000 to a net loss of approximately US$1,087,000 in Fiscal 2010 from net income of approximately US$ 32,000 in Fiscal 2009. The decrease was primarily due to the decrease in gross profit resulting from the decline in total revenues as the effect of further declines in revenue from trading and manufacturing activities and delays in completion of some engineering projects due in part to the fatal traffic accident and increases in selling and administrative expenses for engineering activities and the 3.3% rate of inflation in the PRC and the need to grant reasonable salary increases to retain qualified employees.

ITEM 5B.	LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2011 and Fiscal 2010 were approximately US$ 5,730,000 and US$ 6,444,000, respectively.

During Fiscal 2011, the Company used net cash of approximately US$ 1,915,000 in its operating activities as a result of: a net income of US$ 521,000 plus adjustments of non-cash items of approximately US$1,826,000 (including depreciation, gain on disposal of assets, non-controlling interest, equity in profit of affiliates)  and increases of approximately in prepayments and other current assets of US$ 150,000,  decrease in accounts payable of US$ 271,000, decrease in other payables of US$671,000 and changes in other items that failed to be offset by decrease in net inventory of US$737,000. During Fiscal 2010, the Company used net cash of approximately US$ 284,000 in its operating activities as a result of: a net loss of US$ 1,087,000 and increases of approximately in prepayments and other current assets of US$ 923,000, in equity in profit of affiliates of US$ 723,000, net inventories of US$ 54,000 and decrease in accounts payable of US$ 738,000 that failed to be offset by decrease in accounts receivable of US$ 2,389,000, and increases in other payables and accrued expenses of US$ 418,000 and US$ 434,000 in other items.

During Fiscal 2011 and Fiscal 2010, the Company generated approximately US$1,097,000 and used approximately US$710,000  in investing activities, respectively.  The Company used approximately US$63,000 and US$112,000 to purchase facilities and equipment in Fiscal 2011 and Fiscal 2010, respectively.  During Fiscal 2011 and Fiscal 2010, the Company released approximately US$563,000 and used approximately US$ 348,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks in projects requiring performance guarantees.  During Fiscal 2010 and Fiscal 2009, Yixing-Pact paid dividends of approximately US$ Nil and US$ 147,000, respectively to non-controlling interest shareholders. During Fiscal 2011, the Company used approximately US$ 238,000 to acquire additional 5% equity interest in Pact-Yixing and used approximately US$ 435,000 to maintain its 20% equity interest in Blue Sky as a result of capital expansion resulting from the issuance of additional shares to employees of Blue Sky. During Fiscal 2010, the Company used approximately US$ 73,000 to acquire additional 2% equity interest in Pact-Yixing and used approximately US$ 262,000 to maintain its 20% equity interest in Blue Sky as a result of capital expansion resulting from the issuance of additional shares to employees of Blue Sky.  During Fiscal 2011 and Fiscal 2010, the Company received dividends of approximately US$779,000 and US$ Nil, respectively from Blue Sky and approximately US$ Nil and US$ 76,000, respectively from Jia Huan.

The Company received approximately US$ Nil and US$ 33,000, respectively, in Fiscal 2011 and Fiscal 2010 from financing activities resulting from the issuance of its Ordinary Shares resulting from the exercise of stock options. The Company used approximately US$94,000 and US$105,000, respectively, in Fiscal 2011 and Fiscal 2010 for financing the purchase of its Ordinary Shares as treasury stock. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$ 1,154,000 at December 31, 2011. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. We have entered into a new agreement with the bank in March 2012 for various banking facilities available for overdraft, import and export credits and foreign exchange contracts in the limits of approximately US$ 897,000 and US$ 641,000, respectively. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$ 6,130,000 at the end of Fiscal 2010 to approximately US$5,339,000 at the end of  Fiscal 2011. The principal reasons for the decrease in cash were negative cash flows resulting from operating loss, purchase of plant and equipment, additional investments in subsidiaries and affiliates and purchase of treasury stock.

The Company’s net accounts receivable slightly increased from approximately US$ 3,674,000 at the end of Fiscal 2010 to approximately US$3,744,000 at the end of Fiscal 2011.  The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory decreased from approximately US$ 1,320,000 at the end of Fiscal 2010  to approximately US$583,000 at the end of Fiscal 201 due to tight inventory control and provision of impairment for inventory of Pact-Yixing equipment.

The Company’s capital expenditures were approximately US$ 112,000 and US$63,000 in Fiscal 2010 and Fiscal 2011, respectively. Capital expenditures during Fiscal 2010 and Fiscal 2011 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures. In April 2011, the Company sold a building that had been used as representative office in Shanghai to an independent third party for approximately US$489,000. This office was moved to the Company’s Pudong location where the engineering and manufacturing operates as one of its streamlining actions.

Goodwill

Goodwill related to the engineering segment which is profitable.  As of December 31, 2011, we completed the annual impairment test.  Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding its Fiscal 2012 these requirements from operations and available bank credit facilities. The Company may use its funds to form strategic alliances with third parties, invest in product research and development, or expand its sales offices or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

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

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, we evaluated the effect of ASU 2011-05 on its financial statements and have concluded that it would have no material impact on our consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. We believe that the adoption of ASU 2011-12 will not have any material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350) that permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two step goodwill impairment test. The updated guidance requires that, if an entity concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount; it would not be required to perform the two-step impairment test for the reporting unit. The provisions of the updated guidance are effective for annual and interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted ASU 2011-08 in the third quarter of 2011. The adoption of this guidance did not affect the Company's results of operations, financial position or liquidity.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

ITEM 5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2011, Fiscal 2010 and Fiscal 2009, the Company expensed approximately US$ 200,000, US$ 24,000 and US$ 99,000, respectively, on the development of its products.  It is anticipated that an additional US$ 500,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2012.

ITEM 5D.	TREND INFORMATION.

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

ITEM 5E.	OFF BALANCE SHEET ARRANGEMENTS.

None.

ITEM 5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	274,000	US$	177,000	US$	97,000	—	—

Total Contractual Cash Obligations	US$	274,000	US$	177,000	US$	97,000	—	—

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.	DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	68	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	53	Director and Chief Financial Officer

Alex Sham	48	Director

Y.K. Liang	82	Director

Ka Chong Cheang	83	Director

Xu Hong Wang	44	Director

Li Da Weng	67	Director

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

The Company had  4  meetings of its Board of Directors during Fiscal 2011, while its Audit Committee had  5  meetings during Fiscal 2011.

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

David YL Leung is the General Manager of Yixing Pact Environmental Technology Ltd, Shanghai. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining PACT, he was the Business Development Manager of Euro Tech (Far East) Ltd, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macao. He has also worked for a high tech Japanese company focus on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).  Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman.

ITEM 6B.	EXECUTIVE COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2011, Fiscal 2010 and Fiscal 2009, T.C. Leung the Chairman of the Board and Chief Executive Officer received a yearly salary of US$ 154,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$ 110,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$75,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2011, Fiscal 2010 and Fiscal 2009 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as cash compensation during those three fiscal years.

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

During the years ended December 31, 2011, 2010 and 2009, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes were approximately US$ 455,000, ,US$ 390,000 and US$ 327,000 , respectively.

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

217,407, 125,973 and 297,665 shares had been originally authorized for issuance under the 2000 Stock Option Plan, Employees Plan and the Officers Plans, respectively.

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

Transfer Of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

●	the spouse or lineal descendant of a plan participant;

●	the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

●	a partnership of which a plan participant and lineal descendants are the only partners; or

●	a charitable organization.

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

The sole Officer and Director of the Company to hold remaining (unexercised) options to purchase Ordinary Shares of the Company is T.C. Leung, who holds 30,909 options with a per share exercise price of US$ 3.22. Said options were granted pursuant to the 2002 Officers and Directors Plan and will expire in November 2012.

As of December 31, 2011, 280,349 options  had been exercised, including 54,600 options, 72,236 options and 37,418 options exercised by Mr. Leung at prices of US$ 3.18, US$ 3.22  and US$ 4.51 per share, respectively and 7,636 options exercised by Xu Hong Wang at a price of US$ 3.22  per share.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2009, Fiscal 2010 and Fiscal 2011.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2011		2010		2009
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	46,182	3.36	94,958	4.68	106,085	4.62
Granted	—	—	—	—	----	----
Cancelled/Expired	(9,927)	(3.47)	(39,517)	(6.38)	(9,309)	(4.79)
Exercised	(-)	(-)	(9,259)	(3.52)	(1,818)	(3.25)

Outstanding, end of year	36,255	3.36	46,182	3.36	94,958	4.68

Exercisable, end of year	36,255	3.36	46,182	3.36	94,958	4.68

As of December 31, 2011, the options outstanding and exercisable had exercise prices in the range of US$ 3.22 to US$ 4.19 and a weighted average unexpired life of approximately 0.8 years.

As of December 31, 2011	Shares	IntrinsicValue US$’ 000

Total outstanding in-the-money options	-	-

Total vested in-the-money options	-	-

The total intrinsic value of share option exercised for the twelve months ended December 31, 2011, 2010 and 2009 were approximately US$ Nil,  US$ 50,000 and US$ 8,000 , respectively.  As of December 31, 2011, there was no unrecognized stock-based compensation expense related to unvested stock options.

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

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s seven directors, all were re-elected at the Company’s last annual meeting of shareholders in September 2011.

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2011, the Audit Committee met 5 times, being attended by all members. The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

●	reviews the Company’s auditing, accounting and financial reporting process;

●	reviews the adequacy of the Company’s internal controls;

●
reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

●	reviews and approves all non-audit work, if any, to be performed by the auditors;

●	reviews the scope of our internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

●
reviews, before release, the audited financial statements and operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval;

●	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, the internal audit function and the Board of Directors;

●	reviews and updates the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce same and that this Code complies with all applicable rules and regulations;

●	ensures that the Company’s management and auditors assess current financial reporting issues and practices; and

●	reviews and pre-approves both audit and non-audit services to be provided by the Company’s auditors.

The Audit Committee is currently composed of Y.K. Liang, Ka Chong Cheang and Li Da Weng.  The Audit Committee’s “financial expert” is Y.K. Liang.  The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

ITEM 6D.	EMPLOYEES

At April 1, 2012, the Company (exclusive of Yixing-Pact) had approximately 98 full-time employees. At December 31, 2011, 2010 and 2009, staffing levels were approximately as follows:

	2011	2010	2009
Marketing and sales	34	43	54
Administrative	33	39	48
Technical	31	34	38
Total full time employees	98	116	140

At April 1, 2012 Pact and Yixing had approximately 55 full-time employees. At December 31, 2011, 2010 and 2009, respectively, staffing levels were approximately as follows: Engineers; 38, 50 and 50, Administrative Persons; 15, 22 and 20.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

ITEM 6E.	SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.	MAJOR SHAREHOLDERS.

The following table sets forth, as of  April 1, 2012, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)(3)	1,090,837	51.9%

Pearl Venture Ltd.(1)(2)	247,141	11.9%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Xu Hong Wang(1)	7,454	0.4%

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (7 persons)(2) (3)	1,186,879	56.5%
_______________________
*	Denotes Nil

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

(3)
Gives effect to the exercise of the 2002 Officers and Directors Plan Options owned of record by such persons and which have vested. Mr. Leung holds options to purchase 30, 909 Ordinary Shares at a per share exercise price of  US$3.22. See Item 6B. “Compensation.”

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

Item 8A.5 Not applicable.

Item 8A.6 Not applicable.

Item 8A.7 Legal Proceedings. See “- Item 4B. Business Overview-Litigation.”

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

TheCompany has one class of securities presently registered: Ordinary Shares. These securities are presently traded on the NASDAQ’s Capital Market under the trading symbols “CLWT”.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2007	9.96	28.27
2008	3.63	17.33
2009	2.20	23.21
2010	5.49	14.74
2011	2.15	9.13

Quarters Ended	Low	High
	US$	US$
March 31, 2010	9.63	14.74
June 30, 2010	7.59	14.14
September 30, 2010	6.05	9.46
December 31, 2010	5.49	10.45
March 31, 2011	6.22	9.13
June 30, 2011	4.29	8.25
September 30, 2011	2.81	6.33
December 31, 2011	2.15	3.52
March 31, 2012	1.98	6.30

The Following Months	Low	High
	US$	US$
November 2011	2.75	3.41
December 2011	2.15	3.47
January 2012	1.98	6.30
February 2012	3.45	4.62
March 2012	2.57	4.95

The Ordinary Shares were held by approximately 47  holders of record as of  April 2,2012.  Based upon information received from broker-dealers, clearing firms and others, the Company believes that it has in excess of 700 beneficial holders of its Ordinary Shares.

ITEM 9C.	MARKETS

See Item 9A. “Listing Details.”

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Authorized Capital. The authorized  securities of the Company is comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. As of December 31, 2010 and December 31, 2011, there were 11,521,490 and 11,428,344 Ordinary Shares and no shares of Preferred Stock, issued and outstanding, respectively. As of December 31, 2010 and December 31, 2011 approximately 741,466 Ordinary Shares and 834,612 were held by the Company as treasury stock and are non-voting. All of the Company’s shares of capital stock have no par value. In January 2012, the Company combined (reverse split) all of its issued Ordinary Shares at a ratio of two shares for each eleven shares issued. As a consequence, as of April 2, 2012, there were 2,069,222 Ordinary Shares issued and outstanding  with 160,385 held by the Company as treasury shares.

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

On January 1, 2005 the BVI Business Companies Act, ( as amended, the “BC ACT”) came into force, with the objective  of replacing the now repealed International Business  Companies Act ( the “IBC” Act ) over a 2 year transitional period. The Company was incorporated under the IBC Act,On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new Memorandum  and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”. The Transitional Provisions ensure that well established and recognized concepts from the IBC Act, such as “ authorized capital:, “capital accounts” and “surplus accounts , remain relevant until such time as that company elects to adopt and register a New Memorandum and Articles of Association that fully conform with the BC Act.In November 2011and January  2012, the Company filed an Amended and Restated Memorandum and Articles of  Association with the  Registry of Corporate Affairs of the BVI Financial Services Commission that  on November 29, 2011 and January 30, 2012 that became  as of filing with the BVI authorities to, among other things,  (i)  not apply the Transitional  Provisions and (ii)remove these concepts from the Company’s charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company’s accounting treatment of share capital need not change. Changes in the Company’s Amended and Restated Memorandum are summarized in the Company’s Forms 6-K filed with  the SEC on November 30,2011 and February 6,2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. Set forth below is a summary of certain terms of the Amended and Restated  Memorandum  and Articles  of Association and the BC Act relating to the Company’s securities. This description and the descriptions contained in the Forms 6-K incorporated by reference does not purport to be  complete and is qualified in its entirety by reference to BVI statutory law and the Amended and  Restated Memorandum and Articles of Association.

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

Any action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by written electronic communication by a majority or greater number of shares entitled to vote, without the need for any notice, but if not a unanimous writing, a copy of such resolution shall be sent to all non-consenting shareholders.

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

As part of its acquisitions of Yixing and Pact, the Company granted the minority shareholders of both entities the right to require the Company to purchase the remaining securities of Yixing and Pact pursuant to a formula that would obligate the Company to pay the minority shareholders approximately US$ 483,000.  On January 2, 2010, the Company purchased an additional two (2%) of Pact for approximately US$ 73,000. In April 2011, the Company signed agreements to acquire additional five (5%) equity interests in Yixing and Pact for a total consideration of approximately US$ 234,000. There has been no further indication to the Company from the minority shareholders that they desire to sell their shares. See Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2011 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

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

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilised any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Company has applied the applicable rates in relation to deferred tax balances.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 24% (2010: 22%, 2009: 20%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2011, ETTS had an assessable loss carried forward of US$169,369 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$122,309). Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2011, SET had an assessable loss carried forward of US$387,543 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$406,409). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2011, SETEE had an assessable loss carried forward of US$1,106,994 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$724,383). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2010 and 2009: 25%).

Variable Interest Entities (“VIEs”) of the Company provide for PRC Enterprise Income Tax at a rate of 25% (2010 and 2009: 25% ), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 5% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.0 million at December 31, 2011 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2011	2010	2009
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(263)	(203)	46
Change in valuation allowances	33	158	121
Under-provision for income tax in prior years	(10)	-	7
Non deductible expenses	177	199	44
Total provision for income tax at effective tax rate	(63)	154	218

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$ 3,280,000as at December 31, 2011 (2010:US$3,916,000).

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

For information on the Company’s subsidiaries see Item 4C.  The separate financial statements of Blue Sky, as required under Regulation S-X 210.3-09, an entity in which the Company owns a 20% equity interest are attached hereto.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2011.The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

PART II

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS

In  November 2011 and February 2012 the Company restated its Memorandum and Articles of Association. In, January of 2012, the Company combined or reverse split each eleven of its outstanding Ordinary Shares into two shares of its Ordinary Shares.  The reason for the foregoing was to comply with NASDAQ’s Market place Listing Maintenance Standards.

On September 20, 2011, the Company received a deficiency letter from NASDAQ that the Company was no longer in compliance with NASDAQ’s listing maintenance rule for failing to have a bid price of at least US$ 1.00 per share for the prior thirty trading days. In order to regain compliance, in January 2012, the Company effected a combination or reverse split of its Ordinary Shares.

To facilitate the combination, Company planned to change the par value of its Ordinary Shares from US$ 0.01 per share to no par value.

Company had been originally incorporated under the International Business Companies Act (  the “IBC” Act ). On January 1, 2005 the BVI Business Companies Act, ( as amended, the “BC Act”) came into force, with the objective of replacing the IBC Act over a 2 year transitional  period.

On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company.    Companies that were so automatically re-registered were not required to submit new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act. See Item 10B. Memorandum and Articles of Association. In December 2011 and January 2012, the Company filed  Amended and Restated Memoranda and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission  to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company's charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company's accounting treatment of share capital need not change. Changes in the Company's Amended and Restated Memorandum are summarized in the Company's Forms 6-K filed with the SEC on November 30,2011 and February 6,2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. This description and the descriptions contained in the Forms 6-K incorporated by reference do not purport to be complete and are qualified in the entirety by reference to BVI statutory law and the Amended and Restated Memoranda and Articles of Association.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission.  The Committee includes Messrs. Y.K. Liang, Ka Chong Cheang and Li Da Weng.  Mr. Y.K. Liang is the “financial expert” on that committee. See Mr. Liang’s biographical data in “ Item 6A. Directors and  Senior Management.”  contained  in this Report.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us.  The Company agrees to undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request addressed to our offices set forth on the cover page of this Report..

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K. F. Chan & Co. (“DKPC”) who were are principal external auditors for 2011 and BDO Limited who were our principal external auditors, for 2010 and  2009.

	For the Year Ended December, 31
	2011	2010	2009
	US$	US$	US$

Audit fees(1)	106,000	178,700	190,000
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	7,000	6,700	6,400
All other fees	Nil	Nil	Nil

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

_____________________
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2011, 2010 and 2009, respectively.

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

During the period of time from November 2008 through March 2009, T.C. Leung, our Chief Executive Officer and principal shareholder, either directly or through an entity beneficially owned by him (Regent Earning Ltd “Regent”), purchased 1418 shares in the open market from time to time at prices ranging from US$ 2.86 to US$ 5.72, at an average price per share of US$ 4.29.

In November 2008,  the Company adopted a program to repurchase up to 54,546 of its issued and outstanding Ordinary Shares by December 31,2009.This gave the Company the ability to purchase the shares in the open market or through negotiated or block transactions from time to time based on market  and  business conditions. Under this program the Company the Company purchased 54,552 of its Ordinary Shares at prices ranging from US$ 2.48 to US$ 6.55 with an average price per share of US$ 4.84.

.In July 2009, the Company adopted another program to repurchase up to an additional 54,546 of its issued and outstanding Ordinary Shares by July 31, 2010.  As of July 31, 2010, 11,843 of the Company’s Ordinary Shares had  been  purchased by the Company under this additional program at prices ranging from US$ 4.73 to US$ 9.52 with an average price per share of US$ 7.54.

In August 2010, the Company adopted another program to repurchase up to an additional 54,546 of its issued and outstanding ordinary shares by August 2, 2011 that was thereafter extended until August 2, 2012.  As of March 31, 2012, 32,056 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$ 2.20 to US$ 8.80 with an average price per share of US$ 5.49 as more particularly described below:

August 2010 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2010 to
August 31, 2010	655	US$	8.36	655	53,891

September 1, 2010
September 30, 2010	263	US$	8.20	918	53,628

October 1, 2010 to
October 31, 2010	2,600	US$	7.87	3,518	51,028

November 1, 2010 to
November 30, 2010	691	US$	7.76	4,209	50,337

December 1, 2010 to
December 31, 2010	2,273	US$	6.88	6,482	48,064

January 1, 2011 to
January 31, 2011	1,036	US$	6.82	7,518	47,028

February 1, 2011 to
February 28, 2011	200	US$	7.59	7,718	46,828

March 1, 2011 to
March 31, 2011	364	US$	7.87	8,082	46,464

April 1, 2011 to
April 30, 2011	109	US$	7.70	8191	46,355

May 1, 2011 to
May 31, 2011	1,818	US$	6.82	10,009	44,537

June 1, 2011 to
June 30, 2011	3,013	US$	5.37	13,022	41,524

July 1, 2011 to
July 31, 2011	4,186	US$	6.07	17,208	37,338

August 1, 2011 to
August 31, 2011	731	US$	6.14	17,939	36,607

September 1, 2011 to
September 30, 2011	2,987	US$	4.87	20,926	33,620

October 1, 2011 to
October 31, 2011	146	US$	3.99	21,072	33,474

November 1, 2011 to
November 30, 2011	818	US$	3.67	21,890	32,656

December 1, 2011 to
December 31, 2011	1,527	US$	3.80	23,417	31,129

January 1, 2012 to
January 31, 2012	2,686	US$	3.65	26,103	28,443

February 1, 2012 to
February 29, 2012	2,900	US$	4.27	29,003	25,543

March 1, 2012 to
March 31, 2012	3,053	US$	3.27	32,056	22,490

In November 2011, Pearl received 31,235 shares from Regent principally as part of Regent making a liquidating dispersal of the Company’s shares to their actual beneficial owners. Included in that dispersal was 3,859 shares acquired by T.C. Leung from Regent in exchange for Mr. Leung paying $15,201 of Regent’s expenses. Mr. Leung assigned his right to said shares to Pearl.

PART III

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Euro Tech Holdings Company Limited

Report of Independent Registered Public Accounting Firm

Consolidated balance sheets

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

Zhejiang Tianlan Environmental Protection Technology Company Limited

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet

Consolidated Statements of Income,

Cash flows and changes in Shareholders’ equity

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.5	2000 Officers and Directors Stock Option and Incentive Plan (3)

4.6	2000 Employees’ Stock Option and Incentive Plan (3)

4.7	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. (“Tamworth”) and Registrant (4)

4.8	Equity Interest Transfer and Shareholders’ Agreement among Tamworth, Registrant and Pact Asia Pacific Limited (4)

4.10	2002 Officers and Directors Stock Option Plan (6)

4.11	Registrant’s Audit Committee Charter (7)

8.1	List of Subsidiaries *

10.1	Share Sale and Purchase Agreement between Tamworth Industrial Ltd. And Registrant’s subsidiary (5)

10.2	Equity Interest Transfer Agreement between Tamworth Industrial Ltd. And the Registrant’s subsidiary (5)

10.3	Share Transfer and Subscription Agreement among Registrant’s subsidiary, Zhejiang Jia Huan Limited (“Jia Huan”) and the Management Shareholders of Jia Huan (8)

10.4
Share Subscription Agreement among Registrant’s subsidiary, Zhejiang Tianlan Environmental Protection Technology Company Limited (formerly known as Zhejiang Tianlan Desulfurization and Dust Removal Co. Ltd.) (“Blue Sky”) and the Management Shareholders of Blue Sky (8)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 .INS*#	XBRL Instance Document

101 .SCH*#	XBRL Taxonomy Extension Schema Document

101 .CAL*#	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*#	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*#	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE * #	X BRL Taxonomy Extension Presentation Linkbase Document
______________________
*	Filed with this Annual Report on Form 20-F.

#
XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of The Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

1. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.

2. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6,2012..

3. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F for its year ended December 31, 2000.

4. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on February 11, 2002.

5. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on December 8, 2005.

6. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K filed on July 24,2002.

7. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19,2002

8. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on June 28, 2008.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)
April 27, 2012
/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLIDATED CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (“the Company”) as of December 31, 2010 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited
Hong Kong, June 28, 2011, except for Note 23 as to which the date is April 27, 2012

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

		2011	2010
	Note	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		5,339	6,130
Restricted cash		246	809
Accounts receivable, net	6	3,744	3,674
Prepayments and other current assets	7	1,773	1,623
Inventories	8	583	1,320
Total current assets		11,685	13,556

Property, plant and equipment, net	9 & 22(iii)	1,058	1,352

Interests in affiliates	10	9,763	8,976

Goodwill	13	1,071	1,060

Deferred tax assets	4	287	269

Total assets		23,864	25,213

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		2,875	3,146
Other payables and accrued expenses	11	2,658	3,359
Taxation payable		422	607

Total current liabilities		5,955	7,112

Commitments and contingencies	20	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (2010: 20,000,000) shares authorised; 2,229,628 (2010: 2,229,628) shares issued	12	123	123
Additional paid-in capital		9,533	9,533
Treasury stock, 151,747 (2010: 134,812) shares at cost	14	(733)	(639)
PRC statutory reserves	15	274	275
Accumulated other comprehensive income		731	605
Retained earnings		6,371	5,849

Equity attributable to owners’ of Euro Tech		16,299	15,746
Non-controlling interest		1,610	2,355

Total shareholders’ equity		17,909	18,101

Total liabilities and shareholders’ equity		23,864	25,213

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		2011	2010	2009
	Note	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		11,437	13,745	18,326
Engineering		8,776	8,560	9,010

Total revenues	22(i) & (ii)	20,213	22,305	27,336

Cost of revenues
Trading and manufacturing		(8,810)	(10,861)	(14,266)
Engineering		(6,512)	(5,703)	(6,610)

Total cost of revenues		(15,322)	(16,564)	(20,876)

Gross profit		4,891	5,741	6,460

Selling and administrative expenses		(6,565)	(7,119)	(6,598)

Operating loss		(1,674)	(1,378)	(138)
Interest income		60	42	37
Other income, net	3	82	9	71
Gain/(loss) on disposal of fixed assets		328	1	(10)

Loss before income taxes and equity in profit of affiliates		(1,204)	(1,326)	(40)

Income benefit/(taxes)	4	63	(154)	(218)

Equity in profit of affiliates		1,131	723	595

Net (loss)/income for the year		(10)	(757)	337
Less: net loss/(income) attributable to non-controlling interest		531	(330)	(305)

Net income/(loss) attributable to the Company		521	(1,087)	32

Net income/(loss) per ordinary share
- Basic		US$0.25	US$(0.52)	US$0.015

- Diluted		US$0.25	US$(0.51)	US$0.015

Weighted average number of ordinary shares outstanding
- Basic	5	2,087,922	2,099,894 *	2,114,992 *

- Diluted	5	2,102,199	2,143,375 *	2,163,006 *

* In connection with a 2 for 11 subsequent reverse stock split on January 13, 2012, the common stock and the computation of Basic and Diluted EPS are adjusted retroactively to reflect the recapitalization change.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income/(loss)	521	(1,087)	32
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation of property, plant and equipment	182	170	202
(Gain)/loss on disposal of property, plant and equipment	(328)	(1)	10
Non-controlling interest in (loss)/profits of subsidiaries	(531)	330	305
Equity in profit of affiliates	(1,131)	(723)	(595)
Deferred tax assets	(18)	(79)	(46)
(Increase)/decrease in current assets:
Accounts receivable, net	(70)	2,389	644
Prepayments and other current assets	(150)	(923)	341
Inventories	737	(54)	1,334
Increase/(decrease) in current liabilities:
Accounts payable	(271)	(738)	(1,954)
Other payables and accrued expenses	(671)	418	(9)
Taxation payable	(185)	14	(24)

Net cash (used in)/provided by operating activities	(1,915)	(284)	240

Cash flows from investing activities:
Purchase of property, plant and equipment	(63)	(112)	(118)
Proceeds on disposal of property, plant and equipment	491	9	7
Purchase of non-controlling interest of subsidiaries	(238)	(73)	-
Dividend received from affiliates	779	76	207
Investments in affiliates	(435)	(262)	-
Restricted cash for issuance of bank guarantees	563	(348)	(73)
Dividend paid to non-controlling interest	-	-	(147)

Net cash provided by/(used in) investing activities	1,097	(710)	(124)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	-	33	6
Purchase of treasury stock	(94)	(105)	(253)

Net cash used in financing activities	(94)	(72)	(247)

Effect of exchange rate changes on cash and cash equivalents	121	171	10

Net decrease in cash and cash equivalents	(791)	(895)	(121)
Cash and cash equivalents, beginning of year	6,130	7,025	7,146

Cash and cash equivalents, end of year	5,339	6,130	7,025

Supplementary information	US$’000	US$’000	US$’000
Interest received	60	42	37
Income taxes paid	176	219	289

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Number of ordinary share	Ordinary share US$’000	Additional paid-in capital US$’000	Treasury stock US$’000	Accumulated other com- prehensive income US$’000	PRC statutory reserves US$’000	Retained earnings US$’000	Non-controlling interest US$’000	Total US$’000

Balance as of January 1, 2009	2,218,551	122	9,495	(281)	478	200	6,979	1,986	18,979
Net income	-	-	-	-	-	-	32	305	337
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	9	-	-	1	10
Total comprehensive income									347

Purchase of treasury stock	-	-	-	(253)	-	-	-	-	(253)
Exercise of stock options	1,818	-	6	-	-	-	-	-	6
Appropriation of reserves	-	-	-	-	-	22	(22)	-	-
Dividend paid to non-controlling interest	-	-	-	-	-	-	-	(147)	(147)

Balance as of December 31, 2009	2,220,369	122	9,501	(534)	487	222	6,989	2,145	18,932
Net income	-	-	-	-	-	-	(1,087)	330	(757)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	110	-	-	67	177
Total comprehensive income									(580)

Purchase of treasury stock	-	-	-	(105)	-	-	-	-	(105)
Exercise of stock options	9,259	1	32	-	-	-	-	-	33
Appropriation of reserves	-	-	-	-	-	53	(53)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(106)	(106)
Purchase of non-controlling interest	-	-	-	-	8	-	-	(81)	(73)
Balance as of December 31, 2010	2,229,628	123	9,533	(639)	605	275	5,849	2,355	18,101
Net income							521	(531)	(10)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	126	-	-	89	215
Total comprehensive income									205

Purchase of treasury stock	-	-	-	(94)	-	-	-	-	(94)
Appropriation of reserves	-	-	-	-	-	(1)	1	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(76)	(76)
Purchase of non-controlling interest	-	-	-	-	-	-	-	(227)	(227)

Balance as of December 31, 2011	2,229,628	123	9,533	(733)	731	274	6,371	1, 610	17,909

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited***	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1             Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%*	The PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited **	58%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jia Huan Electronic Co. Ltd.	20%	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

*	In the year 2011, the Company additionally acquired 5% equity interest of these two companies.
**	In December, the subsidiary of Pact Asia Pacific Limited, Pact environmental equipment Co. Ltd applied for liquidation.
***	The subsidiary was deregistered on February 17, 2012.

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

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10.  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$15,564 and US$3,504, as of December 31, 2011 and US$52,748 and US$44,422, as of December 31, 2010, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2011 were US$23,689 (2010: losses of US$112,637 and 2009: losses of US$43,534), including taxes of US$2,222 (2010: US$3,826 and 2009: US$2,432).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these VIEs do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIEs.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2             Summary of significant accounting policies (Continued)

(c)           Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts, (previously Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”).  This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$200,000, US$24,000 and US$99,000 for the years ended December 31, 2011, 2010 and 2009 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$61,000, US$63,000 and US$64,000 for the years December 31, 2011, 2010 and 2009 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2011, 2010 and 2009.

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

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, (previously SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets”) which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2011.

(m)          Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(n)           Goodwill

The Group has adopted FASB ASC Subtopic 350-10, Intangibles – Goodwill and Other (previously SFAS No.142: “Goodwill and other intangible assets”) which requires the performance of an impairment test on an annual basis.

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

(r)           Ordinary Share

On November 22, 2011, the Company filed Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 became effective as of the filing date to amend the Company’s ordinary shares of US$0.01 par value capital stock to no par value capital stock. Treasury stock is accounted for using the cost method.  When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

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

(t)           Stock-based Compensation

The Group adopted the provisions of FASB ASC Subtopic 718-10, Compensation – Stock Compensation), (previously SFAS No. 123 (revised 2004) (SFAS No. 123(R)), Share-Based Payment) which requires the Group to recognise expense related to the fair value of our stock-based compensation awards, including employee stock options.

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

(x)           Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, we evaluated the effect of ASU 2011-05 on its financial statements and have concluded that it would have no material impact on our consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. We believe that the adoption of ASU 2011-12 will not have any material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350) that permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two step goodwill impairment test. The updated guidance requires that, if an entity concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount; it would not be required to perform the two-step impairment test for the reporting unit. The provisions of the updated guidance are effective for annual and interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted ASU 2011-08 in the third quarter of 2011. The adoption of this guidance did not affect the Company's results of operations, financial position or liquidity.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Other income, net

	2011	2010	2009
	US$’000	US$’000	US$’000

Exchange gain /(loss), net	26	(17)	47
Rental income	56	26	24
	82	9	71

4	Income taxes

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

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2011 (2010 and 2009: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 24% (2010: 22%, 2009: 20%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2011, ETTS had an assessable loss carried forward of US$169,369 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$122,309). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes (Continued)

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2011, SET had an assessable loss carried forward of US$387,543 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$406,409). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2011, SETEE had an assessable loss carried forward of US$1,106,994 as agreed by the local tax authority to offset its profit for the forth coming years (2010: US$724,383). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2010 and 2009: 25%).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2010 and 2009: 25% ), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 5% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.0 million at December 31, 2011 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes (Continued)

Loss before income (benefit)/taxes:

	2011	2010	2009
	US$’000	US$’000	US$’000

BVI	-	-	-
The PRC and Hong Kong	(1,204)	(1,326)	(40)
	(1,204)	(1,326)	(40)

The provision for income taxes consists of:

	2011	2010	2009
	US$’000	US$’000	US$’000
Current tax expenses:
BVI	-	-	-
The PRC and Hong Kong	(46)	233	264
Total current provision	(46)	233	264

Deferred tax benefit:
BVI	-	-	-
The PRC and Hong Kong	(17)	(79)	(46)
Total deferred provision	(17)	(79)	(46)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2011	2010	2009
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(263)	(203)	46
Change in valuation allowances	33	158	121
Under-provision for income tax in prior years	(10)	-	7
Non deductible expenses	177	199	44
Total provision for income tax at effective tax rate	(63)	154	218

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes (Continued)

The components of deferred tax assets are as follows:

	2011	2010
	US$’000	US$’000

Tax losses	811	764
Temporary differences	1	(3)
Less: Valuation allowances	(525)	(492)
Net deferred tax assets	287	269

5	Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2011	2010	2009
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,087,922	2,099,894	2,114,992
Effect of dilutive potential ordinary shares:
Stock options	14,277	43,481	48,014
Weighted average number of ordinary shares for the purposes of diluted net income per share	2,102,199	2,143,375	2,163,006

6	Accounts receivable, net

	2011	2010
	US$’000	US$’000

Accounts receivable	3,900	3,823
Less: Allowance for doubtful debts	(156)	(149)
	3,744	3,674

As of December 31, 2011, accounts receivable in the form of bills receivable under letters of credit  through banks amounted to approximately US$Nil (2010: US$16,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses. The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2011	2010
	US$’000	US$’000

Contracts costs incurred plus estimated earnings	8,604	8,569
Less: Progress billings	(8,098)	(8,338)
Cost and estimated earnings in excess of billings	506	231

8	Inventories

	2011	2010
	US$’000	US$’000

Raw materials	142	228
Work in progress	74	220
Finished goods	367	872
	583	1,320

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2011, and 2010, provision for obsolete and slow moving inventories amounted to US$209,000 and US$65,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9	Property, plant and equipment

	2011	2010
	US$’000	US$’000

Office premises	1,866	2,257
Leasehold improvements	151	136
Furniture, fixtures and office equipment	636	947
Motor vehicles	162	162
Testing equipment	84	78
	2,899	3,580

Less: Accumulated depreciation	(1,841)	(2,228)
	1,058	1,352

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

9	Property, plant and equipment (Continued)

	2011	2010	2009
	US$’000	US$’000	US$’000
Depreciation charge	182	170	202

10	Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

The Group acquired 20% equity interests in Zhejiang Tianlan Environmental Protection Technology Co. Ltd, (“Tianlan”), a company incorporated in the PRC for a total consideration of US$4,648,000 in 2007. In 2010, Tianlan increased its share capital and the Group further invested US$262,000 in order to maintain the share holding of 20% in Tianlan. In 2011, Tianlan increased its share capital and the Group further invested US$435,000 in order to maintain the share holding of 20% in Tianlan.

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2011	2010
Balance Sheet:	US$’000	US$’000

Current assets	50,668	22,540

Non-current assets	10,322	9,339

Total assets	60,990	31,879

Total liabilities	(34,868)	(13,599)

Total shareholders’ equity	26,122	18,280

	2011	2010
Operating results:	US$’000	US$’000

Net sales	45,966	24,567

Operating profits	6,899	3,395

Net profits	6,407	3,496

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Interests in affiliates (Continued)

The Group acquired 20% of the equity interests in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”), a company incorporated in the PRC, for approximately US$2,610,000 in 2008. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2011	2010
Balance Sheet:	US$’000	US$’000

Current assets	16,645	16,148

Non-current assets	5,402	5,047

Total assets	22,047	21,195

Total liabilities	(9,295)	(8,252)

Total shareholders’ equity	12,752	12,943

	2011	2010
Operating results:	US$’000	US$’000

Net sales	8,151	12,410

Operating (losses)/profits	(903)	118

Net (losses)/profits	(749)	121

11	Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Ordinary share

During the year ended December 31, 2009, the Company issued 1,818 ordinary shares for stock options exercised.

During the year ended December 31, 2010, the Company issued 9,259 ordinary shares for stock options exercised.

During the year ended December 31, 2011, there was no movement with the Company’s issued ordinary shares and the outstanding share issued is 2,229,628 (2010: 2,229,628).

On January 13, 2012, the Company effected a two-for-eleven reverse split of its ordinary shares. The information contained herein reflects retroactive effect of the reverse stock split for all period presented.

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

As of December 31, 2011, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2011). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2011.

14	Treasury stock

The Company authorised a stock buyback program in July 2009 pursuant to which up to 54,546 shares, but not to exceed US$420,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 4,843 shares and 7,000 shares of ordinary share during 2009 and 2010  for considerations of approximately US$34,000 and US$55,233, respectively.

The Company authorised a stock buyback program in August 2010 pursuant to which up to 54,546 shares, but not to exceed US$450,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 6,482 shares of ordinary share during 2010 for considerations of approximately US$49,000. The Company repurchased a total of 16,935 shares of ordinary share during 2011 for considerations of approximately US$94,000.

There was no reissuance of treasury stock during each of the three years ended December 31, 2011.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,280,000 as at December 31, 2011 (2010:US$3,916,000).

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

A total of 217,407 shares of ordinary share have been reserved for issuance under the Company’s 2000 Stock Option Plan (the “2000 Stock Options”).  The 2000 Stock Options provide for the grant of options to its officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.

During the year ended December 31, 2009, 1,985 options, 4,124 options and 909 options with exercise price of US$3.18, US$4.51 and US$11.11, respectively, were cancelled.

During the year ended December 31, 2010, 6,205 options with the exercise price of US$3.18 per share were exercised. All the remaining unexercised options expired in August 2010.

(ii)	2002 Employees’ Stock Option and Incentive Plan and 2002 Officers’ and Directors’ Stock Option and Incentive Plan

A total of 53,454 shares and 152,727 shares of ordinary share have been reserved for issuance under the Company’s 2002 Employees’ Stock Option and Incentive Plan (the “2002 Employee Stock Options”) and 2002 Officers’ and Directors’ Stock Option and Incentive Plan (the “2002 D&O Stock Options”), respectively.  Both 2002 Employee Stock Options and the 2002 D&O Stock Options provided for the grant of options to its employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct.

During the year ended December 31, 2009, 2,291 options with exercise price of US$4.19 per share were cancelled. During the same year, 1,818 options with exercise price of US$3.22 per share were exercised.

During the year ended December 31, 2010, 1,527 options with exercise price of US$4.19 per share were cancelled. During the same year, 3,054 options with exercise price of US$4.19 per share were exercised.

During the year ended December 31, 2011, 2,291 options and 7,636 options with exercise price of US$4.19 and US$3.18 per share, respectively, were cancelled.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16	Stock options (Continued)

The Company estimate the fair value of the options granted under the Black-Scholes pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2011		2010		2009
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$

Outstanding, beginning of year	46,182	3.36	94,958	4.68	106,085	4.62
Granted	-	-	-	-	-	-
Cancelled/Expired	(9,927)	(3.47)	(39,517)	(6.38)	(9,309)	(4.79)
Exercised	-	-	(9,259)	(3.52)	(1,818)	(3.25)

Outstanding, end of year	36,255	3.36	46,182	3.36	94,958	4.68

Exercisable, end of year	36,255	3.36	46,182	3.36	94,958	4.68

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16	Stock options (Continued)

As of December 31, 2011, the options outstanding and exercisable had exercise prices in the range of US$3.22 to US$4.19 and a weighted average unexpired life of approximately 0.8 years.

Intrinsic Value
As of December 31, 2011	Shares	US$’ 000

Total outstanding in-the-money options	-	-
Total vested in-the-money options	-	-

The total intrinsic value of share options exercised for the twelve months ended December 31, 2011 and 2010 were approximately US$Nil and US$50,000, respectively. As of December 31, 2011 there was no unrecognised stock-based compensation expense related to unvested stock options.

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

The following table summarises the assumptions used during the year ended December 31, 2008 :

Assumptions	2008

Expected volatility	75.9-86.7%
Expected dividends	-
Expected term (years)	1.25
Risk-free rate	3.2-4.3%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

17	Pension plan

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China.  The Group contributions range from 10% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2011, 2010 and 2009, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$455,000, US$390,000 and US$327,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2011 and 2010.

19	Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2011, 2010 and 2009.

20	Commitments and contingencies

(i)	Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2011, 2010 and 2009 were approximately US$356,000, US$384,000 and US$394,000, respectively.  Future minimum rental payments as of December 31, 2011, under agreements classified as operating leases with non-cancellable terms amounted to US$274,000 of which US$177,000 are payable in the year 2012 and US$97,000 are payable within years 2013 to 2015.

(ii)	Banking facilities

As at December 31, 2011, 2010 and 2009, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,154,000, US$2,564,000 and US$2,564,000 respectively, of which approximately US$474,000, US$188,000 and US$260,000 was utilised for issuance of bank guarantees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

20	Commitments and contingencies (Continued)

(iii)	Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option.

(iv)	Litigation

Statements of claim were issued by Yu-Cheng Ling and Xue-Mei Huang (“Plaintiff A”), and Nian-Chong Luo and Li-Shan Cen (“Plaintiff B”) as the plaintiffs against Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”) as one of the ten defendants (“Defendants”) in civil claims at the People’s Court of TianDong Province, Guangxi, PRC.

Plaintiff A and Plaintiff B claimed against Defendants for total compensations of approximately US$64,000 and US$95,000, respectively, for their sons died in a serious fatal traffic accident in September 2010 on the ground that one of the drivers of the accident, (employee of SETEE’s sub-contractor) was performing SETEE’s jobs during the traffic accident and therefore SETEE is liable to assume joint and several liability. The case was heard in court on April 28, 2011. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. The appellate court has scheduled the hearing date on April 23, 2012

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

	2011	2010	2009
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	11,437	13,745	18,326
Engineering	8,776	8,560	9,010
	20,213	22,305	27,336
Operating loss
Trading and manufacturing	(720)	(1,590)	(452)
Engineering	(802)	354	468
Unallocated corporate expenses	(152)	(142)	(154)
	(1,674)	(1,378)	(138)

	2011	2010	2009
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	137	132	172
Engineering	45	38	30
	182	170	202
Capital Expenditures, Gross
Trading and manufacturing	44	52	81
Engineering	19	60	37
	63	112	118

	2011	2010
	US$’000	US$’000
Assets
Trading and manufacturing	6,215	7,808
Engineering	17,649	17,405
	23,864	25,213
Liabilities
Trading and manufacturing	2,315	3,615
Engineering	3,640	3,497
	5,955	7,112

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

22	Segment information (Continued)

(ii)	Geographical analysis of revenue by customer location is as follows:

	2011	2010	2009
	US$’000	US$’000	US$’000
Revenue -
The PRC	15,100	15,891	19,333
Hong Kong	4,891	6,150	7,621
Others	222	264	382
	20,213	22,305	27,336

(iii)	Long-lived assets(1)

Geographical analysis of long-lived assets is as follows:

	2011	2010
	US$’000	US$’000

Hong Kong	630	698
The PRC	428	654
	1,058	1,352
(1)           Long-lived assets represent property, plant and equipment, net.

(iv)	Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2011	2010	2009

Supplier A	15%	7%	6%
Supplier B	10%	6%	0%
Supplier C	10%	13%	10%
Supplier D	8%	6%	5%
Supplier E	7%	21%	21%
Supplier F	6%	4%	3%

(v)	Major customers

No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2011, 2010 and 2009.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

23	Subsequent events

At the close of business on January 13, 2012, the Company effected a reverse stock split (“Reverse Split”) of all the outstanding ordinary shares, no par value (“Ordinary Shares”), of the Company at a ratio of two (2) for eleven (11). Immediately upon the Reverse Split becoming effective, every eleven (11) Ordinary Shares outstanding prior to the Reverse Split (“Old Shares”) will be changed and reclassified into two (2) Ordinary Shares (“New Shares”). Any owner of less than a single full share of the New Shares will receive cash in lieu of the fractional interest. The information contained herein gives retroactive effect to the reverse stock split for all periods presented.

The Company has evaluated all other subsequent events as of April 27, 2012 and determined that there were no other subsequent events or transactions that require recognition or disclosures in the financial statements except for the reverse stock split disclosed above.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010 AND

CONSOLIDATED STATEMENTS OF INCOME,

CONSOLDIATED CASH FLOWS AND CHANGES IN OWNERS EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Zhejiang Tianlan Environment Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environment Protection Technology Company Limited (“the Company”) as of December 31, 2010 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited
Hong Kong, June 28, 2011

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	Note	2011	2010
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		38,434	13,027
Accounts receivable, net	6	190,392	94,847
Amounts due from owners	18	2	214
Prepayments and other current assets	7	84,417	39,402
Inventories	8	8,612	2,110
		321,857	149,600
Total current assets

Property, plant and equipment, net	9	52,938	53,049
Intangible asset, net	10	2,851	-
Land use right, net	11	6,484	6,632
Deferred tax assets		3,297	2,304

Total assets		387,427	211,585

Liabilities and owners’ equity

Current liabilities:
Short term borrowings	12	41,000	10,500
Accounts payable		133,475	43,519
Amount due to owner	18	-	1,600
Other payables and accrued expenses	13	28,438	28,972
Other taxes payable	5	13,407	5,182
Income tax payable		5,172	482

Total current liabilities		221,492	90,255

Commitments and contingencies	19	-	-

Owners’ equity:
Share capital 61,200,000 shares issued		61,200	-
Paid-in capital		-	52,174
Capital reserve	15	55,189	17,896
PRC statutory reserves	14	4,272	10,799
Retained earnings		40,497	34,376

Equity attributable to owners of Zhejiang Tianlan Environmental Protection Technology Company Limited		161,158	115,245
Non-controlling interest		4,777	6,085

Total owners’ equity		165,935	121,330

Total liabilities and owners’ equity		387,427	211,585

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Note	2011	2010	2009
		RMB’000	RMB’000	RMB’000

Revenue		291,992	166,732	121,448

Cost of revenue		(208,062)	(112,540)	(96,891)

Gross profit		83,930	54,192	24,557

Selling and administrative expenses		(40,104)	(31,154)	(23,665)

Operating income		43,826	23,038	892
Interest income		124	60	70
Interest expenses		(1,802)	(691)	(1,410)
Other income, net	3	5,161	6,074	4,106

Income before income taxes		47,309	28,481	3,658

Income taxes	4	(7,919)	(2,768)	(134)

Net income		39,390	25,713	3,524
Net loss/(income) attributable to non-controlling interest		1,308	(1,984)	(1,665)

Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s owners		40,698	23,729	1,859

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	39,390	25,713	3,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,694	2,398	1,384
Amortisation of intangible asset	134	-	-
Amortisation of land use right	148	546	46
Loss on disposal of property, plant and equipment	107	-	6
Deferred tax assets	(993)	(1,481)	(604)
(Increase)/decrease in current assets:
Accounts receivable, net	(95,545)	(31,469)	14,319
Amounts due from owners	212	94	(5)
Prepayments and other current assets	(45,015)	(13,581)	(6,714)
Inventories	(6,502)	(390)	338
Income tax recoverable	-	969	(873)
Increase/(decrease) in current liabilities:
Accounts payable	89,956	15,340	7,389
Amount due to owner	(1,600)	(720)	(7,971)
Other payables and accrued expenses	(534)	9,909	2,433
Other taxes payable	8,225	1,638	2,375
Income tax payable	4,690	482	-

Net cash (used in)/provided by operating activities	(4,633)	9,448	15,647

Cash flows from investing activities:
Purchase of intangible asset	(2,985)	-	-
Purchase of property, plant and equipment	(2,690)	(15,948)	(10,847)

Net cash used in investing activities	(5,675)	(15,948)	(10,847)

Cash flows from financing activities:
Repayment of bank borrowings	(20,500)	(6,300)	(7,200)
Advance of bank borrowings	51,000	10,500	6,300
Cash from issuance of capital in subsidiary to non-controlling interest	-	-	1,225
Capital injection	6,000	8,696	-
Dividend paid to owners	(785)	(6,400)	(2,000)

Net cash provided by/(used in) financing activities	35,715	6,496	(1,675)

Net (decrease)/increase in cash and cash equivalents	25,407	(4)	3,125
Cash and cash equivalents, beginning of year	13,027	13,031	9,906

Cash and cash equivalents, end of year	38,434	13,027	13,031

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	124	60	70
Interest paid	1,802	691	1,207
Income tax paid	3,229	2,858	1,614
Income tax refund	-	60	-

Non-cash transactions
Accrued interest on amounts due to owners	-	-	203

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Share capital	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2008		50,000	11,274	6,152	23,435	1,311	92,172
Net income		-	-	-	1,859	1,665	3,524

Total comprehensive income							3,524

Acquisition of subsidiary at nil consideration from an owner of the Company (note 17)		-	100	-	-	(100)	-
Contribution from non-controlling interest of a subsidiary		-	-	-	-	1,225	1,225
Dividend declared		-	-	-	(2,000)	-	(2,000)
Appropriation of reserves		-	-	1,523	(1,523)	-	-

Balance as of December 31, 2009		50,000	11,374	7,675	21,771	4,101	94,921
Net income		-	-	-	23,729	1,984	25,713

Total comprehensive income							25,713

Capital injection		2,174	6,522	-	-	-	8,696
Dividend declared		-	-	-	(8,000)	-	(8,000)
Appropriation of reserves		-	-	3,124	(3,124)	-	-

Balance as of December 31, 2010		52,174	17,896	10,799	34,376	6,085	121,330
Net income					40,698	(1,308)	39,390

Total comprehensive income							39,390

Changed to limited company by shares	60,000	(52,174)	32,493	(10,791)	(29,528)	-	-
Capital injection	1,200	-	4,800	-	-	-	6,000
Dividend declared	-	-	-	-	(785)	-	(785)
Appropriation of reserves	-	-	-	4,264	(4,264)	-	-

Balance as of December 31, 2011	61,200	-	55,189	4,272	40,497	4,777	165,935

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organisation and principal activities

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People's Republic of China (“PRC”) on May 18, 2000 as a wholly domestic owned enterprise. On August 6, 2007, Euro Tech (Far East) Limited and Beijing International Trust Investment Company Limited acquired 20% and approximately 3% of the equity interest of the Company. Upon the completion of the transaction, the Company changed from a wholly domestic owned enterprise to a sino-foreign joint venture enterprise with an operating period up to August 5, 2037.

On August 30, 2011, the Company changed from a sino-foreign joint venture enterprise to a limited company by shares.

The principal activities of the Company are engaged in flue gas desulphurization, dust removal, flue gas denitration and purification of diversified industrial waster gas.

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities

	2011	2010
Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

2	Summary of significant accounting policies

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

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB11,560,000, RMB6,182,000 and RMB8,238,000 for the years ended December 31, 2011, 2010 and 2009 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB128,000, RMB9,700 and RMB39,000 for the years December 31, 2011, 2010 and 2009 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

(f)
Taxation – Continued

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2011, 2010 and 2009.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2011, accounts receivable in more than one year amounted to RMB 71,634,000 (2010: RMB26,055,000).

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

(k)
Intangible Assets

The Company amortizes its intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Company is currently amortizing its acquired intangible assets with definite lives over periods generally ranging between five to twenty years.

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2011.

(m)
Government grant income

Government grant income consisted of receipt of funds to subsidize the investment cost of information technology system development and market development in China.  No present or future obligation arises from the receipt of such amount.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies - Continued

(n)
Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(o)
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

(q)
Share capital

Paid in capital refers to the registered capital paid-up by the owners of the Company. The paid-in capital is RMB52,174,000 at the year ended December 31, 2010.

On August 30, 2011, the Company changed from a sino-foreign joint venture enterprise to a limited company by shares of 60,000,000 shares at RMB1 by converting the registered capital and part of the retained earnings. The remaining balance of the retained earnings were reclasified as capital reserve.

On September 12, 2011, 1,200,000 shares of RMB1 were issued at RMB5 per shares.

At the year end of December 31, 2011, there were 61,200,000 shares were issued.

(r)
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

(s)
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

(t)
Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, we evaluated the effect of ASU 2011-05 on its financial statements and have concluded that it would have no material impact on our consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. We believe that the adoption of ASU 2011-12 will not have any material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350) that permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two step goodwill impairment test. The updated guidance requires that, if an entity concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount; it would not be required to perform the two-step impairment test for the reporting unit. The provisions of the updated guidance are effective for annual and interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted ASU 2011-08 in the third quarter of 2011. The adoption of this guidance did not affect the Company's results of operations, financial position or liquidity.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Other income, net

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Subsidy income (note i)	4,483	5,954	3,087
Sales of scrapped materials	78	-	352
Others	600	120	667

	5,161	6,074	4,106

(i)	The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

4
Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipments Company Limited are classified as HNTE which enjoyed a preferential tax rate of 15%. Hangzhou Tianlan Environmental Engineering and Design Company Limited are subject to Enterprise Income Tax rate of 25%.

The provision for income taxes consists of:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	8,267	4,249	739

Income taxes	8,267	4,249	739

Deferred tax benefit:	(348)	(1,481)	(605)

Total deferred taxes	(348)	(1,481)	(605)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes - Continued The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Income before income taxes	47,309	28,481	3,658

Computed tax using respective companies’statutory tax rates	7,096	4,289	541
Change in valuation allowances		-	19
Under/(over)-provision for income tax in prior years	512	(562)	(162)
Tax effect on revenue not subject to tax	(652)	(1,027)	(676)
Tax effect on expenses not deductible for tax purposes	963	68	412

Total provision for income tax at effective tax rate	7,919	2,768	134

The components of deferred tax assets are as follows:

	2011	2010
	RMB’000	RMB’000

Tax losses	348	115
Allowance for doubtful debts	2,949	2,304
Less: Valuation allowances	-	(115)

Net deferred tax assets	3,297	2,304

5
Other taxes payable

Other taxes payable comprises mainly Valued-Added Tax (“VAT”) and Business Tax (“BT”). The Group is subject to output VAT levied at the rate of 17% of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.  BT is charged at a rate of 5% and 3% on the revenue from technique services and installation services respectively.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Accounts receivable, net

	2011	2010
	RMB’000	RMB’000

Accounts receivable	211,187	110,210
Less: Allowance for doubtful debts	(20,795)	(15,363)

	190,392	94,847

7
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2011	2010
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	117,105	53,694
Less: Progress billings	(53,574)	(36,586)

Cost and estimated earnings in excess of billings	63,531	17,108

8	Inventories

	2011	2010
	RMB’000	RMB’000

Raw materials	8,612	2,110

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Property, plant and equipment

	2011	2010
	RMB’000	RMB’000

Office premises and leasehold improvements	51,304	51,645
Furniture, fixtures and office equipment	6,136	4,013
Motor vehicles	2,498	2,904
Plant and machineries	672	899

	60,610	59,461

Less: Accumulated depreciation	(7,672)	(6,412)

	52,938	53,049

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,694	2,398	1,384

10	Intangible asset, net

	2011	2010
	RMB’000	RMB’000

Patents	2,950	-
Others	35	-
	2,985	-

Less: Accumulated amortisation	(134)	-
	2,851	-

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Amortisation expense	134	-	-

11	Land use right, net

	2011	2010
	RMB’000	RMB’000

Land use right	7,315	7,315
Less: Accumulated amortisation	(831)	(683)

	6,484	6,632

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Amortisation expense	148	546	46

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Short term borrowings

	2011	2010
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	36,000	8,500
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	2,000

	41,000	10,500

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2011 bear interest at fixed rates 5.81% to 7.87% (2010: 5.31%) per annum and are secured by the Company’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2011 was approximately RMB 1,480,000 (2010: RMB352,000 and 2009: RMB367,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2011 bear interest at fixed rates 7.54% to 7.87% (2010: 5.56%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2011 was approximately RMB115,000 (2010: RMB7,000).

13	Other payables and accrued expenses Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14
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

15	Capital reserve Capital reserve represents capital contributions from owners in excess of the paid-in capital amount.

16
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

During the years ended December 31, 2011, 2010 and 2009, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB2,331,000, RMB488,000 and RMB470,000 respectively.

17
Risk factors

The Group’s activities expose itself mainly to credit risk.

The Group has no significant concentration of credit risk.  The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Group has policies that limit the amount of credit exposure to any customers.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

18	Related party Amounts due from/(to) owners

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment.  As of December 31, 2011, the amount due to owner represented the dividend payable to an owner of the Company. There were no other transactions with related parties in the years 2011 and 2010 other than those disclosed in elsewhere in the financial statements.

19
Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2011 and 2010 (2009: RMB410,000). As of December 31, 2011, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2012.

20
Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

21	Litigation

(a)
Statements of claim were issued by Zhejiang Tianlan Environmental Protection Technology Company Limited (“Plaintiff”), as the plaintiff against four customers (“Defendants”) in civil claims at the People’s Court of Xiaoshan Province, Hangzhou, PRC.

Plaintiff claimed against defendants for total compensations of approximately RMB6,210,000, RMB1,160,000, RMB1,340,000 and RMB856,000, respectively, for the unsettled constructions revenue and interests. The plaintiff appealed the first case to the Intermediate People’s Court of Hangzhou as the defendant was found not liable on December 20, 2011. The appellate court has not scheduled the hearing date on the issuance date of the report. For the other cases, no verdict has been issued on the issuance date of the report

The Company has fully recorded the above unsettled revenue and interests in the provision of bad debts.

b)
Statement of claim was issued by a supplier (“Plaintiff”) as the plaintiff against Hangzhou Tianlan Environmental Protection Equipments Company Limited (“Defendant”)in civil claims at the People’s Court of Xiaoshan Province, Hangzhou, PRC.

Plaintiff claimed against Defendant for total compensations of approximately RMB400,000 for the unsettled payment and interests, no verdict has been issued on the issuance date of the report.

22
Subsequent events

The Company has evaluated all events or transactions that occured through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.