Form 20-F
period 2012-12-31
EURO TECH HOLDINGS CO LTD
filed 2013-04-24
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, *

2,069,223 Ordinary Shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☑ No

Explanatory Note

In addition to the financial statements of Euro Tech Holdings Company Limited (the “Company”) attached are the financial statements of Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”). The rules of the Securities and Exchange Commission require that the Company file the financial statements of Blue Sky.

INTRODUCTION

In this Form 20-F, references to ”us”, “we”, the “Company” and “Euro Tech” are to Euro Tech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

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

NOTE

AT THE CLOSE OF BUSINESS ON JANUARY 13, 2012, THE COMPANY EFFECTED A REVERSE STOCK SPLIT OF ALL OF ITS OUTSTANDING ORDINARY SHARES OF THE COMPANY AT A RATIO OF TWO (2) ORDINARY SHARES FOR ELEVEN (11) ORDINARY SHARES. IMMEDIATELY UPON THE REVERSE SPLIT BECOMING EFFECTIVE, EVERY ELEVEN (11) ORDINARY SHARES OUTSTANDING PRIOR TO THE REVERSE SPLIT WERE CHANGED AND RECLASSIFIED INTO TWO (2) ORDINARY SHARES. ANY OWNER OF LESS THAN A SINGLE FULL ORDINARY SHARE AFTER THE REVERSE SPLIT RECEIVED CASH IN LIEU OF ANY FRACTIONAL INTEREST. THE INFORMATION CONTAINED HEREIN GIVES RETROACTIVE EFFECT TO THE REVERSE SPLIT FOR ALL PERIODS PRESENTED.

PART I

ITEM 3.	KEY INFORMATION

ITEM 3A.	SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income/(loss) data for years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012 and 2011 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2012	2011	2010	2009	2008
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	7,468	5,339	6,130	7,025	7,146
Working capital(1)	5,706	5,730	6,444	8,203	8,583
Total assets	24,947	23,864	25,213	26,244	28,278
Short-term debt(2)	0	0	0	0	0
Net assets	17,756	17,909	18,101	18,932	18,979
Capital Stock	123	123	123	122	122
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2012	2011	2010	2009	2008
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	21,645	20,213	22,305	27,336	31,738
Cost of revenue	(15,480)	(15,322)	(16,564)	(20,876)	(24,154)
Gross profit	6,165	4,891	5,741	6,460	7,584
Selling and Administrative Expenses	(6,224)	(6,565)	(7,119)	(6,598)	(7,214)
Operating (loss)/income	(59)	(1,674)	(1,378)	(138)	370
Interest Income	46	60	42	37	45
Other income, net	48	82	9	71	145
(Loss)/gain on disposal of fixed assets	(22)	328	1	(10)	-
Income/(loss) before taxes	13	(1,204)	(1,326)	(40)	560

Income (taxes)/benefit	(142)	63	(154)	(218)	(321)

Equity in profit of affiliates	9	1,131	723	595	273
Net (Loss)/Income	(120)	(10)	(757)	337	512

Less: net (income)/loss attributable to non-controlling interest	(309)	531	(330)	(305)	(363)
Net (loss)/income attributable to the Company	(429)	521	(1,087)	32	149

Other comprehensive (loss)/income
Net (loss)/income	(120)	(10)	(757)	337	512
Foreign exchange translation adjustments	-	215	177	10	285

Comprehensive (loss)/income	(120)	205	(580)	347	797
Less: Comprehensive (income)/loss attributable to non-controlling interest	(309)	442	(397)	306	441

Comprehensive (loss)/income attributable to the Company	(429)	647	(977)	41	356

Net (loss)/income per Ordinary Share-Basic	(0.21)	0.25	(0.52)	0.015	0.07
-Diluted	(0.21)	0.25	(0.51)	0.015	0.07

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,070,685	2,087,922	2,099,894	2,114,992	2,149,846
Diluted	2,076,315	2,102,199	2,143,375	2,163,006	2,220,374

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2008 through 2012, the Renminbi has fluctuated and at the end of 2012, 2011, 2010, 2009 and 2008, the exchange rates were approximately, RMB 6.3086 = US$ 1.00, RMB 6.3585 = US$ 1.00, RMB 6.6018 = US$1.00, RMB 6.8282 = US$ 1.00, and RMB 6.8251 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rate set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2008	6.8251	6.7480	7.2941	6.9623
Fiscal 2009	6.8282	6.7880	6.8430	6.8409
Fiscal 2010	6.6018	6.6018	6.8344	6.7696
Fiscal 2011	6.3585	6.3318	6.6357	6.4640
Fiscal 2012	6.3086	6.2289	6.3862	6.3116

US$ to HK$

Fiscal 2008	7.7507	7.7480	7.8174	7.7874
Fiscal 2009	7.7551	7.7474	7.7617	7.7522
Fiscal 2010	7.7827	7.7507	7.8046	7.7689
Fiscal 2011	7.7690	7.7640	7.8090	7.7845
Fiscal 2012	7.7514	7.7501	7.7688	7.7571

The Following Months	Low	High	Average
US$ to RMB

July 2012	6.3035	6.3862	6.3152
August 2012	6.3162	6.3415	6.3300
September 2012	6.3207	6.3399	6.3320
October 2012	6.2829	6.3283	6.3051
November 2012	6.2679	6.2926	6.2819
December 2012	6.2289	6.3143	6.2905

US$ to HK$

July 2012	7.7540	7.7578	7.7562
August 2012	7.7542	7.7576	7.7562
September 2012	7.7516	7.7568	7.7543
October 2012	7.7501	7.7550	7.7517
November 2012	7.7501	7.7523	7.7508
December 2012	7.7501	7.7518	7.7503

ITEM 3D.	RISK FACTORS

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

There appears to be a developing friction between Hong Kong residents pressing for greater democracy and the new government leadership in Beijing. Leadership personnel at Beijing’s liaison office in Hong Kong have been abruptly replaced. The new liaison office director has called for Hong Kong to enact new internal security regulations and vowed resistance to any “foreign forces” that may try to intervene in Hong Kong politics. The formula for the preservation of Hong Kong’s independent legal and economic system under Chinese sovereignty has been referred to as “one country, two systems.” The new liaison office director has been emphasizing the “one country” aspect of the formula stating that China’s sovereignty is always to be respected. There appears to be a deep suspicion that Hong Kong’s democracy advocates are being manipulated by the United States to cause difficulties at China’s doorstep as regional tensions rise, i.e. as China has been asserting territorial claims in the East and South China Seas. The foregoing is raising concerns that civil liberties in Hong Kong may be eroded in the years to come. At this point in time it is not possible to predict if this trend will continue and what effect it will have on the Company, if any.

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

Economic Stability Uncertain.

Most economies in the Far East had suffered from an economic instability. There can be no assurance that there will be a recovery, most especially in light of the recent global economic downturn. Continued growth in the PRC depends on an adequate supply of energy. There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the PRC government predicted a steep slowdown in growth from a 9.2% GDP in 2011 to a 7.5% GDP in 2012 and plans to lower growth to 7.0% GDP in 2015 with a focus on raising the incomes of the average citizen and seek a national economy less driven by investment and more by consumer demand. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

Also, financial reporting suggests a real estate “bubble” exists in the PRC. If a real estate “bubble” truly exists in the PRC and it bursts, the PRC’s economy and the Company could suffer a material adverse effect.

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

The Recent Financial Crisis and Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

Worldwide economies had been deteriorating recently. Global markets have experienced significant turmoil and upheavals characterized by extreme volatility and the volatility in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, high unemployment and declining consumer and business confidence. It appears that the worldwide economic deterioration has negatively impacted our revenue and other results of operation. We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely effected in the future.

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

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

In Fiscal 2008, the Company had revenues of approximately US$ 31,738, 000, operating income of approximately US$ 370,000 and income before income taxes of approximately US$ 560,000. Since Fiscal 2008, the Company’s revenues have continued to decline and its losses have increased. The Company primarily attributes the revenue reduction, operating loss and loss before income taxes to the global economic downturn and having key suppliers selling their products through China suppliers other than the Company. Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. A major portion of the operating loss for Fiscal 2011 was principally from Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited for the amount of approximately US$932,000 as a result of loss of approximately US$632,000 for its joint venture and research and development expenses of approximately US$193,000 incurred for its ballast water treatment system. During Fiscal 2012, the Company had revenues of approximately US$21,645,000, an operating loss of approximately US$59,000 and a profit before income tax of approximately US$13,000. The principal reason for the operating loss for Fiscal 2012 was research and development expenses of approximately US$930,000 incurred for its ballast water treatment system.

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

Future Plans To Increase Revenue ; Decrease Losses and Return To Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date this has not been successful but the Company plans to continue these economizing efforts. Also, land and sea trials will be conducted in China in April and October of this year and, if successful, the Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels. There can be no assurance that continuing its streamlining efforts and its testing of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company. Even if the Company builds a market for a product or service, the research and development and marketing of that product or service will result in losses to the Company for a significant period of time, even if that product or service ultimately becomes profitable.

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

Dependence On Vendors: Lack of Long Term Arrangements: Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including, Biotage Sweden AB (“Biotage”), Hach Company-Lachat Instruments (“Hach”), Thermo Fisher Scientific Group (“Thermo”), and Stanford Research Systems, Inc. (“Stanford”), that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2009, our sales to Hong Kong, expressed as a percentage of total sales increased by approximately 10%, while our sales to the PRC decreased by approximated 9% when compared to Fiscal 2008. The approximate 10% increase in sales to Hong Kong was primarily due to an increase in sales of Thermo Fisher Scientific Group's products. This change continued into Fiscal 2010. The approximately 9% decrease in sales to the PRC was primarily due to the global economic downturn and additional sales by our key suppliers in the PRC through distributors other than the Company. During Fiscal 2011, our sales revenue from trading activities decreased by approximately 17% as a result of a loss of vendors. During Fiscal 2012, our sales revenue from trading activities slightly decreased by approximately 5% but no significant vendors were lost. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

Risks Relating To the Company Itself; Control By T.C. Leung; Potential Conflict Of Interests.

T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer, as a practical matter, is able to nominate and cause the election of all the members of the Company’s Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See Item 6. “Directors, Senior Management and Employees” and Item 7. “Major Shareholders and Related Party Transactions.”

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

On September 20, 2011, the Company received a deficiency letter from NASDAQ that the Company was no longer in compliance with NASDAQ’s listing maintenance rule for failing to have a bid price of at least US$ 1.00 per share for the prior thirty trading days. In order to regain compliance, in January 2012, the Company effected a combination or reverse stock split of its issued Ordinary Shares. On February 1, 2012, the Company received a letter from NASDAQ advising that as the bid price for the Company’s Ordinary Shares had risen above US$ 1.00 for the required period of time, the Company was in compliance with NASDAQ’s maintenance listing requirements.

On April 17, 2013, the closing price of the Company’s Ordinary Shares was US$2.91. If we are unable to meet the continued quotation criteria of NASDAQ and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “- We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2012 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2012. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2012 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See “ Item 10 Taxation—United States Federal Income Taxation .”

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

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”), companies engaged in water and waste-water treatment solution business. We had previously owned thirty (30%) percent of their capital stock. With the addition of twenty-one (21%) percent of Pact’s and Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries. In January 2010, we acquired an additional two percent (2%) interest in Pact, increasing our ownership to fifty-three (53%) percent of Pact. The foregoing purchases of Yixing and Pact were made from Tamworth Industrial Limited (“Tamworth”). In July 2011, we acquired additional 5% equity interests in Yixing and Pact for a total consideration of approximately US$ 234,000 from Tamworth.

Pact and Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China. Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

In November of 2006 we established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai — Environmental”) as a wholly-owned subsidiary under the laws of the People’s Republic of China, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Euro Tech (Far East) Ltd. Shanghai — Environmental is focusing on our water and waste-water treatment engineering business.

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

In August 2007, Far East acquired a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000, for approximately US$4,648,000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue and net income have steadily increased during Fiscal 2010 and Fiscal 2011. During Fiscal 2012, Blue Sky’s sales orders increased by 27%. However, the delay in implementation of some major projects resulted in decrease in revenues and net incomes. In 2012, to fund its intermediate expansion plans, Blue Sky had submitted an initial public offering application with the appropriate government authorities in China. Blue Sky has recently decided to withdraw the listing plans because of declining profits in Fiscal 2012.

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, and Urumqi.

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

The water and waste-water treatment processes applied at Pact-Yixing cover chemical, physical, biological and membrane separation. A combination of those processes are normally used to treat a specific industrial process feed or effluent. With respect to the water treatment side of Pact-Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants. As for waste-water treatment, Pact-Yixing design and build biological treatment systems, oil coalescers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfiltration, dewatering systems and package type mobile sewage treatment plants. Biological treatment plants cover both aerobic and anaerobic processes. State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBR (membrane biological reactors) are technologies also covered by Pact-Yixing. See “ Glossary .”

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment. PACT and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture. PACT invested US$300,000 and has a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, the Company’s Managing Director and the third party each invested US$100,000 in consideration for 20% interests. In December 2011, the partners of the JV decided to close the JV due to an unsatisfactory return on their investment. The JV had an operating loss of approximately US$632,000 in Fiscal 2011 as a result of expenses resulting from the liquidation of the JV, such as severance payments and impairment of inventory, The JV was liquidated and its business is being taken over by Pact-Yixing.

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

During Fiscal 2011, revenues from trading activities continued to decline as we continued to lose the right to distribute products, Siemens products, for example. We mainly sold Siemens’ water treatment products to Hong Kong’s government water supply agency. Our agreement with Siemens terminated at the end of September 2010 and this product loss was the major factor in our Hong Kong sales decline. Anticipating the potential for such losses we had starting economizing by reducing staff, consolidating offices (as early as 2010) while attempting to improve staff productivity. Also revenue from Pact and Yixing declined in 2011 while it experienced a high rate of staff turnover and unfavorable economic conditions caused by the decrease in sales contracts from multinational companies as a result of the European sovereign debt crisis. Engineering expenses increased by US$0.6 million primarily due to the approximately US$ 301,000 expended on the liquidation of its Joint Venture. Additionally, approximately US$ 193,000 was utilized for research and development expenses for the Ballast Water Treatment System (BWTS). The foregoing factors had a substantive negative impact on the Company’s Fiscal 2011financial results of operations.

During Fiscal 2012, there was no loss of major products distribution right, revenues from trading activities slightly declined but the gross profit remained the same as Fiscal 2011. Due to our continuous efforts in economizing by reducing staff, consolidating offices (as early as 2010) while attempting to improve staff productivity, our operating loss from trading activities reduced. Revenue from Pact and Yixing increased in 2012 resulted in operating profit from engineering activities even though approximately US$ 930,000 was utilized for research and development expenses for the BWTS. In Fiscal 2012, the general manager left and there was no significant sales contracts received for Shanghai — Environmental.

Our Strategy for 2013

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable, and also it is easier to sell. These chemical reagents are manufactured in our Shanghai Plant. These reagents include but are not limited to Chemical Oxygen Demand Analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and used by water and wastewater treatment plants and other industries such as beverage, as consumables by water and wastewater treatment plants, consumables with the water analyzers to monitor the quality of the water/ discharged water. Our target is to have our manufacturing facilities reach “break-even” in Fiscal 2013. Also, during the 1st Quarter of Fiscal 2013, we received 3 engineering contracts worth about US$ 2.3 million from two foreign companies outside China and one company in China and we feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact and Yixing’s competitive prices and the high quality of its services. We will look for opportunities for Shanghai — Environmental to co-operate with Pact and Yixing to generate a synergy effect. We have been investing significant portion of our resources to developing its BWTS for the global market and expects the new BWTS business will generate revenues for coming years of which no assurance can be given.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. Sample pre-treatment equipment are used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for air and water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 55.3%, 54.4%, and 59.2 of its revenues from the sale of Scientific Instruments during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

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

The Company derived approximately 15.1%, 17.0% and 25.2% of its revenues from the sale of Process Control and Engineering Products during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Energy Conservation, And Related Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies. The Company derived approximately 27.8%, 27.2% and 13.7% of its revenues from the sale of these Energy Conservation and Related Products during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. Technical Support services derived approximately 1.8%, 1.4% and 1.9% of its revenues from Technical Support Operations during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Customers. During Fiscal 2012, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC Corporation, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include Infrared Photometric Oil Analyzer (IPOA), COD analyzers, Total Organic Carbon Analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering new turbidity meters manufactured by the Company. The new turbidimeter is directed at water treatment plants, environmental monitoring status, hydrological stations. In November 2006, we began actively marketing our Total Organic Carbon (TOC) analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response Chemical Oxygen Demand (“COD”) test instrument for use on surface water, underground water and domestic and industrial wastewater. In 2008 we introduced a Flue Gas Emissions Analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the Flue Gas Emissions Analyzer have been nominal to date.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Biotage, Hach, Thermo, and Stanford, which are the Company’s largest suppliers, with purchases from them accounting for approximately, 7%, 13%, 21% and 6% during Fiscal 2010, 10%, 10%, 7% and 8% during Fiscal 2011 and 17%, 11%, 10% and 7% during Fiscal 2012, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company’s agreement with Biotage will be automatically renewed annually until December 31, 2013 and terminable on sixty days’ notice by either party and is limited to Hong Kong, Guangdong and Hainan. The Company’s agreement with Hach is valid until December 31, 2013. The Company has only an Authorization Letter from Thermo granting the Company rights to sell Thermo’s Mass Spec Products in Hong Kong and Macau. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization (“IMO”) requires that Ballast Water Management (“BWM”) Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage, If and when it goes into force, all ocean going vessels be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge. Pact has been attempting to develop a non-chemical ballast water treatment system since late 2010 and PACT has successfully completed and passed the land based test requirement in 2012, and is currently undergoing for ship board testing and expects to obtain certification in the PRC and comply with IMO convention in fourth quarter of 2013. We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or indications of interest for the private sales of our securities.

            The Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage. The adoption of the last set of Guidelines for the uniform implementation of the BWM Convention and the approval and certification of modern ballastwater treatment technologies have removed the last barriers to the ratification of instrument and significant number of countries have indicated their intention to accede to this Convention in the near future.

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

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to oral information received by management from MEP, under bureau management, there are two environment monitoring systems: one system consists of over 2,500 monitoring stations to collect and analyze the environmental data of each city and county; another system consists of over 2,500 stations to monitor specific industrial districts or factories which have been identified as major pollution sources due to their non-compliance with environmental regulations. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD by 8% and ammonia nitrogen and nitrogen dioxide by 10%. The PRC government passed a law requiring power distributors to combat global warming. A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff. Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

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

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company’s gross profit margins were approximately 28%, 24% and 26%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff.

Website

The Company has an internet platform located at (http://www.chinah2o.com). The website is directed at environmental businesses in China. The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated sufficient external revenue and is now being operated directly through the Company instead of through a subsidiary deregistered in February 2012.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has a internet platform. The website is located at (http://www.yibaynet.com). The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During Fiscal 2010, the Company closed 5 retail outlets and 1 representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. During Fiscal 2011, the Company closed 2 representative offices and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 18 people. During Fiscal 2012, we reduced overall staffing by 7 people. During Fiscal 2012, the Company had a marketing and sales force of 32 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company as expected.

Our remaining sales companies are located in: Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in: Beijing and Urumqi. The Representative offices are liaison offices of Far East while the sales offices are actually engaged in sales of the Company's products and asisting customers in the use of our products.

Litigation

After the fatal traffic accident in September 2010, the parents of two person who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong Province, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs sought damages of US$ 64,000 and US$ 95,000, respectively, and attorney’s fees. The Company retained counsel seeking a vigorous defense, denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable to joint and several liability with the driver, but to bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management is considering not appealing the decision as the chance of success is remote.

The family of a Company employee who died in the accident has asked for additional compensation. However, the Company will only negotiate the compensation after the finalization of the litigation.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

The Company presently wholly owns Far East, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

●	Euro Tech Trading (Shanghai) Limited --- a People’s Republic of China corporation.
●	Euro Tech (China) Limited --- a Hong Kong corporation.
●	China H2O.com Limited --- a Hong Kong corporation (Deregistered in February 2012).
●	Shanghai Euro Tech Limited --- a People’s Republic of China corporation.
●	Shanghai Euro Tech Environmental Engineering Company, Ltd. --- a People’s Republic of China corporation.
●	Chongqing Euro Tech Rizhi Technology Company , Limited --- a People’s Republic of China corporation.
●	Rizhi Euro Tech Instrument (Shaanxi) Company Limited --- a People’s Republic of China corporation.
●	Guangzhou Euro Tech Environmental Equipment Company Limited --- a People’s Republic of China corporation.

Majority Owned

●	Yixing Pact Environmental Technology Company Limited---a People’s Republic of China corporation.
●	Pact Asia Pacific Limited---a BVI corporation(“Pact”).

Other Entities

Pact Environmental Equipment Co. Limited — a PRC joint venture, 60% owned by PACT (liquidated).
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

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2012 was approximately US$291,000. Future minimum rental payments as of December 31, 2012, under the agreements classified as operating leases with non-cancellable terms amounted to US$262,000 of which US$232,000 are payable in the year 2013 and US$30,000 are payable within years 2014 to 2016.

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

The Company’s 5 field and representative offices are rented by the Company pursuant to short-term leases aggregating approximately US$ 2,700 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rental of approximately US$ 1,140. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rental of approximately US$ 2,730. Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rental of approximately US$ 1,250.

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

Background - Political and Economic Conditions in Hong Kong and the People’s Republic of China

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2010	71%	28%
2011	75%	24%
2012	73%	25%

Sales to customers situated in Macau and elsewhere through Fiscal 2012 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue decreased by 4% in Fiscal 2012 as compared with Fiscal 2011. See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue decreased by 2% in Fiscal 2012 as compared with Fiscal 2011. See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2012		2011		2010		2009		2008
Revenue	21,645	100%	20,213	100%	22,305	100%	27,336	100%	31,738	100%
Cost of revenue	15,480	71.5%	15,322	75.8%	16,564	74.3%	20,876	76.4%	24,154	76.1%
Gross Profit	6,165	28.5%	4,891	24.2%	5,741	25.7%	6,460	23.6%	7,584	23.9%
Selling and administrative Expenses	6,224	28.8%	6,565	32.5%	7,119	31.9%	6,598	24.1%	7,214	22.7%
Income/(loss) before income Taxes	13	0.1%	(1,204)	-6.0%	(1,326)	-5.9%	(40)	-0.1%	560	1.8%
Income taxes/(benefit)	142	0.7%	(63)	-0.3%	154	0.7%	218	0.8%	321	1.0%
Equity in profit of Affiliates	9	0.1%	1,131	5.6%	723	3.2%	595	2.2%	273	0.9%
Net (loss)/income	(120)	-0.6%	(10)	-0.1%	(757)	-3.4%	337	1.2%	512	1.6%
Net loss/(income) attributable to Non controlling interest	(309)	-1.4%	531	2.6%	(330)	-1.5%	(305)	-1.1%	(363)	-1.1%
Net (loss)/income attributable to the Company	(429)	-2.0%	521	2.6%	(1,087)	-4.9%	32	0.1%	149	0.5%

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$ 1,432,000 or 7.1% to approximately US$ 21,645,000 in Fiscal 2012 from approximately US$ 20,213,000 in Fiscal 2011. The increase was principally due to an increase in revenues from engineering activities of approximately US$ 2,003,000 which was in excess of the decrease in revenues from trading and manufacturing activities of approximately US$ 571,000. Pact-Yixing’s revenues of approximately US$ 9,435,000 and US$ 5,098,000 were included in our revenues in Fiscal 2012 and Fiscal 2011, respectively.

Gross profits increased by approximately US$ 1,274,000 or 26.0% to approximately US$ 6,165,000 for Fiscal 2012 as compared to approximately US$ 4,891,000 for Fiscal 2011. During Fiscal 2012, the Company’s cost of revenue was approximately US$ 15,480,000, or 71.5% of revenues, in comparison to approximately US$ 15,322,000, or 75.8% for Fiscal 2011. Cost of revenue expressed as a percentage of revenue decreased by 4.3% in Fiscal 2012 as compared with Fiscal 2011. The gross profit margin percentage increase was due principally to improvement in gross margin of both trading and engineering revenues. Yixing-Pact contributed approximately US$ 3,591,000 to our gross profit margin in Fiscal 2012, an increase of approximately US$ 1,879,000 from Fiscal 2011.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 6,224,000 in Fiscal 2012, a decrease of approximately US$ 341,000 or 5.2% from approximately US$ 6,565,000 in Fiscal 2011. The decrease was principally due to the reduction of expenses for trading and manufacturing activities as the Company continued to consolidate its trading business. Pact-Yixing’s selling and administrative expenses increased by approximately US$ 153,000 in Fiscal 2012 as compared to Fiscal 2011 principally as a result of research and development expenses incurred for the Ballast Water Treatment System.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$ 9,000 in Fiscal 2012, a decrease of approximately US$ 1,122,000 from approximately US$ 1,131,000 in Fiscal 2011. The decrease was primarily due to the decline in contribution from Blue Sky as a result of delay in commencement of some major contracts .

Interest Income. Interest income decreased by approximately US$14,000 or 23.3% to approximately US$46,000 in Fiscal 2012 from approximately US$60,000 for Fiscal 2011. The increase was primarily due to the drop in interest rates.

Other Income. Other income increased by approximately US$ 34,000 or 41.5% to approximately US$48,000 in Fiscal 2012 from approximately US$ 82,000 in Fiscal 2011. The increase in other income was principally due to a foreign exchange loss of approximately US$ 17,000 in Fiscal 2012 as compared to foreign exchange gain of approximately US$ 26,000 in Fiscal 2011.

Loss/Gain on Disposal of Fixed Assets. Loss on disposal of fixed assets was approximately US$22,000 in Fiscal 2012. Gain on disposal of fixed assets of approximately US$ 328,000 in Fiscal 2011 was principally due to the sale of a property in Shanghai.

Income Taxes. Taxes increased by US$ 205,000 to approximately US$ 142,000 in tax charges in Fiscal 2012 from approximately US$63,000 tax credit in Fiscal 2011. This decrease was primarily the result of net taxable profit for Fiscal 2012 as compared to net taxable losses for Fiscal 2011.

Net Income. Income from continuing operations decreased by approximately US$ 950,000 to a net loss of approximately US$ 429,000 in Fiscal 2012 from a net income of approximately US$521,000 in Fiscal 2011. The decrease was primarily due to the there was a non-recurrent gain on disposal of a property in Fiscal 2011 and no profit contribution from Blue Sky.

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$ 2,092,000 or 9.4% to approximately US$ 20,213,000 in Fiscal 2011 from approximately US$ 22,305,000 in Fiscal 2010. The revenue from trading and manufacturing activities decreased by approximately US$ 2,308,000 and the revenue from engineering activities increased slightly by US $216,000. The decrease in revenue from trading and manufacturing activities was due primarily to most foreign suppliers want to market and sell their products directly or through many distributors in China instead of using the Company as their sole distributor as in the past. Pact-Yixing’s revenues of approximately US$ 5,098,000 and US$ 8,334,000 were included in our revenues in Fiscal 2011 and Fiscal 2010, respectively.

Gross profits decreased by approximately US$ 850,000 or 14.8% to approximately US$ 4,891,000 for Fiscal 2011 as compared to approximately US$5,741,000 for Fiscal 2010. During Fiscal 2011, the Company’s cost of revenue was approximately US$ 15,322,000, or 75.8% of revenues, in comparison to approximately US$ 16,564,000, or 74.3% for Fiscal 2010. Cost of revenue expressed as a percentage of revenue increased by 1.5% in Fiscal 2011 as compared with Fiscal 2010. The gross profit margin percentage decrease was due principally to drop in gross margin of engineering revenue. Yixing-Pact contributed approximately US$ 1,712,000 to our gross profit margin in Fiscal 2011, a decrease of approximately US$ 1,119,000 from Fiscal 2010.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 6,565,000 in Fiscal 2011, a decrease of approximately US$ 554,000 or 7.8% from approximately US$ 7,119,000 in Fiscal 2010. The decrease was principally due to the reduction of expenses for trading and manufacturing activities as the Company continued to consolidate its trading business. Pact-Yixing’s selling and administrative expenses increased by approximately US$ 722,000 in Fiscal 2011 as compared to Fiscal 2010 as a result of additional expenses of approximately US$ 301, 000 for the liquidation of its Joint Venture and research and development expenses of approximately US$ 193,000 for the Ballast Water Treatment System.

Equity in Profit of Affiliates. Equity in profit of affiliates of approximately US$ 1,131,000 in Fiscal 2011, an increase of approximately US$ 408,000 from approximately US$ 723,000 in Fiscal 2010. The increase was primarily due to increase in our share of net profit after taxes of Blue Sky.

Interest Income. Interest income increased by approximately US$18,000 or 42.8% to approximately US$ 60,000 in Fiscal 2011 from approximately US$ 42,000 for Fiscal 2010. The increase was primarily due to the rise in interest rates.

Other Income. Other income increased by approximately US$ 73,000 or 811.1% to approximately US$ 82,000 in Fiscal 2011 from approximately US$ 9,000 in Fiscal 2010. The increase in other income were principally due to a foreign exchange gain of approximately US$ 26,000 in Fiscal 2011 as compared to foreign exchange loss of approximately US$ 17,000 in Fiscal 2010, and increase in rental income due to renting out of a property.

Gain on Disposal of Fixed Assets. Gain on disposal of fixed assets of approximately US$ 328,000 in Fiscal 2011 was principally due to the sale of a property in Shanghai.

Income Taxes. Taxes decreased by US$ 217,000 to approximately US$ 63,000 tax credit in Fiscal 2011 from approximately US$ 154,000 tax charge in Fiscal 2010. This decrease was primarily the result of net taxable losses for Fiscal 2011.

Net Income. Income from continuing operations increased by approximately US$ 1,608,000 to a net income of approximately US$ 521,000 in Fiscal 2011 from a net loss of approximately US$ 1,087,000 in Fiscal 2010. The increase was primarily due to the decrease in selling and administrative expenses resulting from streamlining operations, gain on disposal of a property and increase in profit contribution for Blue Sky despite the decline in total revenues and gross margin percentage.

ITEM 5B.	LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2012 and Fiscal 2011 were approximately US$ 5,706,000 and US$ 5,730,000, respectively.

During Fiscal 2012, the Company generated net cash of approximately US$ 2,794,000 from its operating activities principally as a result of decrease in accounts receivables of approximately US$ 655,000 and prepayments and other current assets of approximately US$ 925,000, increase in accounts payable of approximately US$ 838,000 and other payables of approximately US$327,000 that was sufficient to cover the net loss of approximately US$ 429,000. During Fiscal 2011, the Company used net cash of approximately US$ 1,915,000 in its operating activities as a result of: a net income of US$ 521,000 plus adjustments of non-cash items of approximately US$1,826,000 (including depreciation, gain on disposal of assets, non-controlling interest, equity in profit of affiliates) and increases of approximately in prepayments and other current assets of US$ 150,000, decrease in accounts payable of US$ 271,000, decrease in other payables of US$671,000 and changes in other items that failed to be offset by decrease in net inventory of US$ 737,000.

During Fiscal 2012 and Fiscal 2011, the Company used approximately US$ 632,000 and generated approximately US$ 1,097,000 in investing activities, respectively. The Company used approximately US$ 41,000 and US$ 63,000 to purchase facilities and equipment in Fiscal 2012 and Fiscal 2011, respectively. During Fiscal 2012 and Fiscal 2011, the Company used approximately US$ 593,000 and released approximately US$563,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks in projects requiring performance guarantees. During Fiscal 2011, the Company used approximately US$ 238,000 to acquire additional 5% equity interest in Pact-Yixing and used approximately US$ 435,000 to maintain its 20% equity interest in Blue Sky as a result of capital expansion resulting from the issuance of additional shares to employees of Blue Sky.

During Fiscal 2012 and Fiscal 2011, the Company received dividends of approximately US$ Nil and US$ 779,000, respectively, from Blue Sky. The Company used approximately US$ 33,000 and US$ 94,000, respectively, in Fiscal 2012 and Fiscal 2011 for financing the purchase of its Ordinary Shares as treasury stock. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$ 1,538,000 at December 31, 2012. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. We have entered into a new agreement with the bank in March 2012 for various banking facilities available for overdraft, import and export credits and foreign exchange contracts in the limits of approximately US$ 897,000 and US$ 641,000, respectively. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$ 5,339,000 at the end of Fiscal 2011 to approximately US$ 7,468,000 at the end of Fiscal 2012. The principal reasons for the increase in cash were improvement in working capital position despite the negative cash flows resulting from operating loss

The Company’s net accounts receivable decreased from approximately US$ 3,744,000 at the end of Fiscal 2011 to approximately US$ 3,089,000 at the end of Fiscal 2012. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory slightly increased from approximately US$ 583,000 at the end of Fiscal 2011 to approximately US$ 653,000 at the end of Fiscal 2012.

The Company’s capital expenditures were approximately US$ 41,000 and US$ 63,000 in Fiscal 2012 and Fiscal 2011, respectively. Capital expenditures during Fiscal 2012 and Fiscal 2011 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures. In April 2011, the Company sold a building that had been used as representative office in Shanghai to an independent third party for approximately US$ 489,000. This office was moved to the Company’s Pudong location where the engineering and manufacturing operates as one of its streamlining actions.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2012, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding these requirements from operations and available bank credit facilities. The Company may use its funds to form strategic alliances with third parties, invest in product research and development, or expand its sales offices or, with third parties, seek to acquire new products or businesses or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

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

Recent Accounting Pronouncements

On May 12, 2011, the FASB issued ASU 2011-04. The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. This ASU is largely consistent with existing fair value measurement principles in U.S. GAAP; however it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material effect on the financial position, results of operations or cash flows of the Company.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not have a material effect on the financial position, results of operations or cash flows of the Company.

In December 2011, FASB issued Accounting Standards Update 2011-11, Balance Sheet - Disclosures about Offsetting Assets and Liabilities” to enhance disclosure requirements relating to the offsetting of assets and liabilities on an entity's balance sheet. The update requires enhanced disclosures regarding assets and liabilities that are presented net or gross in the statement of financial position when the right of offset exists, or that are subject to an enforceable master netting arrangement. The new disclosure requirements relating to this update are retrospective and effective for annual and interim periods beginning on or after January 1, 2013. The update only requires additional disclosures, as such, we do not expect that the adoption of this standard will have a material impact on our results of operations, cash flows or financial condition.

In July 2012, FASB issued Accounting Standards Update 2012-02, Balance Sheet- Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment is an Amendment to FASB Accounting Standards Update 2011-08. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In February 2013, FASB issued Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force). This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. This stipulates that (1) it will include the amount the entity agreed to pay for the arrangement between them and the other entities that are also obligated to the liability and (2) any additional amount the entity expects to pay on behalf of the other entities. The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The amendments in this update are effective for fiscal periods (and interim reporting periods within those years) beginning after December 15, 2013. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

In February 2013, FASB issued Accounting standards update 2013-02, Comprehensive Income Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This update requires an entity to provide information amount the amount reclassified out of accumulated other comprehensive income by component. The entity is also required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting periods. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other discourses required under U.S. GAAP that provide additional detail about those amounts. The objective in this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update should be applied prospectively for reporting periods beginning after December 15, 2012. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

ITEM 5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company expensed approximately US$ 930,000, US$ 200,000 and US$ 24,000, respectively, on the development of its products. It is anticipated that an additional US$ 600,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of air and water testing equipment and monitoring equipment during Fiscal 2013.

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

ITEM 5E.	OFF BALANCE SHEET ARRANGEMENTS.

None.

ITEM 5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	262,000	US$	232,000	US$	30,000	—	—

Total Contractual Cash Obligations	US$	262,000	US$	232,000	US$	30,000	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.	DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	69	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	54	Director and Chief Financial Officer

Alex Sham	49	Director

Y.K. Liang	83	Director

Ka Chong Cheang	84	Director

Li Da Weng	68	Director

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

The Company had 2 meetings of its Board of Directors during Fiscal 2012, while its Audit Committee had 4 meetings during Fiscal 2012.

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

David YL Leung is the General Manager of Yixing Pact Environmental Technology Ltd, Shanghai. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining PACT, he was the Business Development Manager of Euro Tech (Far East) Ltd, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macao. He has also worked for a high tech Japanese company focus on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010). Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman.

ITEM 6B.	EXECUTIVE COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2012, T.C. Leung the Chairman of the Board and Chief Executive Officer received a yearly salary of US$ 154,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$ 110,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$75,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2012 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2012.

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

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, each of the Company and its employees who joined the Company subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Company and its employees are subject to a maximum of HK$1,250 per month and thereafter contributions are voluntary and are not subject to any limitation. The Company and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in the PRC. The Company contributes approximately 12% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2012, the aggregate contributions of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$ 364,000.

Company Option Plans. The Company’s 2000 Officers and Directors Plan and 2002 Officers and Directors Plan (collectively referred to as the “Officers Plans”) provided for the grant of options to acquire Ordinary Shares to the Company’s executive officers and directors and persons holding the same positions with the Company’s subsidiaries. The 2000 Employees Plan and 2002 Employees Plan (collectively referred to as the “Employees Plan”) provided for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries. A 2000 stock option plan provides for the issuance of options to officers, directors and employees as the Company’s Chairman of the Board of Directors and Chief Executive Officer may direct (the “2000 Stock Option Plan”). All foregoing plans are collectively referred to as the “Plans”.

217,407, 53,454 and 152,727 shares had been originally authorized for issuance under the 2000 Stock Option Plan, Employees Plan and the Officers Plans, respectively.

No option was exercisable more than ten years from the date the option was granted.

During Fiscal 2012, the sole Officer and Director of the Company to hold options to purchase Ordinary Shares of the Company was T.C. Leung, who held 30,909 options with a per share exercise price of US$ 3.22. Said options were granted pursuant to the 2002 Officers and Directors Plan and expired in November 2012.

As of December 31, 2012, 280,349 options had been exercised, including 54,600 options, 72,236 options and 37,418 options exercised by Mr. Leung at prices of US$ 3.18, US$ 3.22 and US$ 4.51 per share, respectively.

The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2012.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2012		2011		2010
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	36,255	3.36	46,182	3.36	94,958	4.68
Granted	-	-	—	—	—	—
Cancelled/Expired	(36,255)	(3.36)	(9,927)	(3.47)	(39,517)	(6.38)
Exercised	(-)	(-)	(-)	(-)	(9,259)	(3.52)

Outstanding, end of year	-	-	36,255	3.36	46,182	3.36

Exercisable, end of year	-	-	36,255	3.36	46,182	3.36

As of December 31, 2012, no options were outstanding and exercisable.

The total intrinsic value of share option exercised for the twelve months ended December 31, 2012, was approximately US$ Nil. As of December 31, 2012, there was no unrecognized stock-based compensation expense related to unvested stock options.

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

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. Of the Company’s seven directors, six were re-elected at the Company’s last annual meeting of shareholders in August 2011. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2012, the Audit Committee met 4 times, being attended by all members. The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

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

ITEM 6D.	EMPLOYEES.

At April 1, 2013, the Company (exclusive of Yixing-Pact) had approximately 86 full-time employees. At December 31, 2012, 2011 and 2010, staffing levels were approximately as follows:

	2012	2011	2010
Marketing and sales	32	34	43
Administrative	32	33	39
Technical	27	31	34
Total full time employees	91	98	116

At April 1, 2013 Pact and Yixing had approximately 52 full-time employees. At December 31, 2012, 2011 and 2010, respectively, staffing levels were approximately as follows: Engineers; 42, 38 and 50, Administrative Persons; 10, 15 and 22.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

ITEM 6E.	SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Items 7. “Major Shareholders and 7B. Related Party Transactions.”

ITEM 7A.	MAJOR SHAREHOLDERS.

The following table sets forth, as of April 1, 2013, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)	1,059,852	51.2%

Pearl Venture Ltd.(1)	247,068	11.9%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Ka Chong Cheang(1)	*	*

Li Da Weng(1)	*	*

All Executive Officers And Directors of the Company as a group (6 persons)(2)	1,148,440	55.5%
_______________________
*	Denotes Nil

(1)
The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. (“Pearl”) is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, British Virgin Islands.

(2)	Includes shares of the Company’s Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung.

ITEM7B.	RELATED PARTY TRANSACTIONS.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2008	3.63	17.33
2009	2.20	23.21
2010	5.49	14.74
2011	2.15	9.13
2012	1.98	6.30

Quarters Ended	Low	High
	US$	US$
March 31, 2011	6.22	9.13
June 30, 2011	4.29	8.25
September 30, 2011	2.81	6.33
December 31, 2011	2.15	3.52
March 31, 2012	1.98	6.30
June 30, 2012	3.62	5.17
September 30, 2012	2.93	4.10
December 31, 2012	2.75	5.42
March 31, 2013	3.75	2.62

The Following Months	Low	High
	US$	US$
November 2012	2.75	3.85
December 2012	3.52	3.99
January 2013	2.68	3.75
February 2013	2.62	3.44
March 2013	2.64	3.36

As of April 17, 2013, approximately 891,394 ordinary shares, or 40.00% of our total outstanding ordinary shares, were held by 4 record shareholders in the United States, including approximately 39.96% held by Cede & Co., a large clearing house that holds shares in its name for banks, brokers and institutions in order to expedite the sale and transfer of stock.  As of the date hereof, we do not have information on the total number of number of beneficial owners. We have requested such information and intend to include it in the proxy statement in connection with the upcoming annual stockholder meeting.

ITEM 9C.	MARKETS.

See Item 9A. “Listing Details.”

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Authorized Capital. The authorized securities of the Company is comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. All of the Company’s shares of capital stock have no par value. In January 2012, the Company combined (reverse split) all of its issued Ordinary Shares at a ratio of two shares for each eleven shares issued. As of April 1, 2013, there were 2,069,223 Ordinary Shares issued and outstanding with 160,386 held by the Company as treasury shares.

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

On January 1, 2005 the BVI Business Companies Act, ( as amended, the “BC ACT”) came into force, with the objective of replacing the now repealed International Business Companies Act ( the “IBC” Act ) over a 2 year transitional period. The Company was incorporated under the IBC Act, on January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”. The Transitional Provisions ensure that well established and recognized concepts from the IBC Act, such as “ authorized capital:, “capital accounts” and “surplus accounts , remain relevant until such time as that company elects to adopt and register a New Memorandum and Articles of Association that fully conform with the BC Act. In November 2011 and January 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 and January 30, 2012 that became as of filing with the BVI authorities to, among other things, (i) not apply the Transitional Provisions and (ii)remove these concepts from the Company’s charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company’s accounting treatment of share capital need not change. Changes in the Company’s Amended and Restated Memorandum are summarized in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6,2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. Set forth below is a summary of certain terms of the Amended and Restated Memorandum and Articles of Association and the BC Act relating to the Company’s securities. This description and the descriptions contained in the Forms 6-K incorporated by reference does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

During the two year period prior to the filing of this Report, the Company did not enter into any material contracts.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East, Euro Tech (China) Limited and ChinaH2O.com Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2012 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

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

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 24% and 25% for 2011 and 2012 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilised any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Company has applied the applicable rates in relation to deferred tax balances.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2012, ETTS had an assessable loss carried forward of US$ 287,675 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for the PRC Enterprise Income Tax of 25% after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2012, SET had an assessable loss carried forward of US$ 482,340 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25%, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2012, SETEE had an assessable loss carried forward of US$ 1,418,936 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25%.

Variable Interest Entities (“VIEs”) of the Company provide for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$ 1.9 million at December 31, 2012 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2012	2011	2010
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	31	(263)	(203)
Change in valuation allowances	166	33	158
Under-provision for income tax in prior years	-	(10)	-
Non deductible expenses	(55)	177	199
Total provision for income tax at effective tax rate	142	(63)	154

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$ 3,343,000 as at December 31, 2012.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2012 or any future calendar years.

If we are determined to be a PFIC for any taxable year, a U. S. Holder could be treated as owning a proportionate share of some of our subsidiaries and, in the absence of certain elections, will subject to special rules that will have a penalizing effect on certain “excess distributions” (as defined).

A U. S Holder that holds our Ordinary Shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC.  If you make a valid deemed sale election with respect to your Ordinary Shares, you will be treated as having sold all of your Ordinary Shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such Ordinary Shares will no longer be treated as PFIC stock.  You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC.  Your basis in the Ordinary Shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

Also, a U. S. Holder may be required to file certain forms with the U.S. Treasury Department.

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares.  Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions.  These rules also impose penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2012. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

To facilitate the combination, Company changed the par value of its Ordinary Shares from US$ 0.01 per share to no par value.

Company had been originally incorporated under the International Business Companies Act (the “IBC” Act). On January 1, 2005 the BVI Business Companies Act, (as amended, the “BC Act”) came into force, with the objective of replacing the IBC Act over a 2 year transitional period.

On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were so automatically re-registered were not required to submit new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act. See Item 10B. Memorandum and Articles of Association. In December 2011 and January 2012, the Company filed Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company's charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company's accounting treatment of share capital need not change. Changes in the Company's Amended and Restated Memorandum are summarized in the Company's Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. This description and the descriptions contained in the Forms 6-K incorporated by reference do not purport to be complete and are qualified in the entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems were determined to be effective they may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Committee includes Messrs. Y.K. Liang, Ka Chong Cheang and Li Da Weng. Mr. Y.K. Liang is the “financial expert” on that committee. See Mr. Liang’s biographical data in “Item 6A. Directors and Senior Management.” contained in this Report.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The Company agrees to undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request addressed to our offices set forth on the cover page of this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES ANDSERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K. F. Chan & Co. (“DKPC”) who were are principal external auditors for 2012 and 2011 and BDO Limited who were our principal external auditors for 2010.

	For the Year Ended December, 31
	2012	2011	2010
	US$	US$	US$

Audit fees(1)	110,000	106,000	178,700
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	Nil	7,000	6,700
All other fees	Nil	Nil	Nil

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
__________________
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2012, 2011 and 2010 respectively.

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

During the period of time from November 2008 through March 2009, T.C. Leung, our Chief Executive Officer and principal shareholder, either directly or through an entity beneficially owned by him (Regent Earning Ltd “Regent”), purchased 1,418 shares in the open market from time to time at prices ranging from US$ 2.86 to US$ 5.72, at an average price per share of US$ 4.29.

In November 2008, the Company adopted a program to repurchase up to 54,546 of its issued and outstanding Ordinary Shares by December 31, 2009. This gave the Company the ability to purchase the shares in the open market or through negotiated or block transactions from time to time based on market and business conditions. Under this program the Company the Company purchased 54,552 of its Ordinary Shares at prices ranging from US$ 2.48 to US$ 6.55 with an average price per share of US$ 4.84.

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

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

Zhejiang Tianlan Environmental Protection Technology Company Limited

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet

Consolidated Statements of Income,

Cash flows and changes in Shareholders’ equity

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 .INS*#	XBRL Instance Document

101 .SCH*#	XBRL Taxonomy Extension Schema Document

101 .CAL*#	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*#	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*#	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE #	X BRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
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

1. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.

2. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.

3. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 24, 2013	/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS),

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the year ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2010 of Euro Tech Holdings Company Limited (“the Company”).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects,  the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited
Hong Kong, June 28, 2011, except for Note 12 as to which the date is April 27, 2012.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

		2012	2011
	Note	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		7,468	5,339
Restricted cash		839	246
Accounts receivable, net	6	3,089	3,744
Prepayments and other current assets	7	848	1,773
Inventories	8	653	583
Total current assets		12,897	11,685

Property, plant and equipment, net	9 & 22(iii)	945	1,058

Interests in affiliates	10	9,772	9,763

Goodwill	13	1,071	1,071

Deferred tax assets	4	262	287

Total assets		24,947	23,864

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,713	2,875
Other payables and accrued expenses	11	2,985	2,658
Taxation payable		493	422
Total current liabilities		7,191	5,955

Commitments and contingencies	20	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (2011: 20,000,000) shares authorised; 2,229,609 (2011: 2,229,628) shares issued	12	123	123
Additional paid-in capital		9,533	9,533
Treasury stock, 160,386 (2011: 151,747) shares at cost	14	(766)	(733)
PRC statutory reserves	15	311	274
Accumulated other comprehensive income		731	731
Retained earnings		5,905	6,371
Equity attributable to shareholders of Euro Tech		15,837	16,299
Non-controlling interest		1,919	1,610

Total shareholders’ equity		17,756	17,909

Total liabilities and shareholders’ equity		24,947	23,864

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		2012	2011	2010
	Note	US$’000	US$’000	US$’000

Revenues
Trading and manufacturing		10,866	11,437	13,745
Engineering		10,779	8,776	8,560

Total revenues	22(i) & (ii)	21,645	20,213	22,305

Cost of revenues
Trading and manufacturing		(8,230)	(8,810)	(10,861)
Engineering		(7,250)	(6,512)	(5,703)

Total cost of revenues		(15,480)	(15,322)	(16,564)

Gross profit		6,165	4,891	5,741

Selling and administrative expenses		(6,224)	(6,565)	(7,119)

Operating loss		(59)	(1,674)	(1,378)
Interest income		46	60	42
Other income, net	3	48	82	9
(Loss)/gain on disposal of fixed assets		(22)	328	1

Profit/(loss) before income taxes and equity in profit of affiliates		13	(1,204)	(1,326)

Income (taxes)/benefit	4	(142)	63	(154)

Equity in profit of affiliates		9	1,131	723

Net (loss) for the year		(120)	(10)	(757)
Less: net (income)/loss attributable to non-controlling interest		(309)	531	(330)

Net (loss)/income attributable to the Company		(429)	521	(1,087)

Other comprehensive loss
Net loss		(120)	(10)	(757)
Foreign exchange translation adjustments		-	215	177

Comprehensive (loss)/income		(120)	205	(580)
Less: Comprehensive (income)/loss attributable to non-controlling interest		(309)	442	(397)

Comprehensive (loss)/income attributable to the Company		(429)	647	(977)

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		2012		2011		2010
	Note	US$’000		US$’000		US$’000

Net (loss)/income per ordinary share
- Basic		$	US(0.21)	$	US0.25	$	US(0.52)

- Diluted		$	US(0.21)	$	US0.25	$	US(0.51)

Weighted average number of ordinary shares outstanding
- Basic	5		2,070,685		2,087,922		2,099,894	*

- Diluted	5		2,076,315		2,102,199		2,143,375	*

*In connection with a 2 for 11 subsequent reverse stock split on January 13, 2012, the common stock and the computation of Basic and Diluted EPS are adjusted retroactively to reflect the recapitalization change.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net (loss)/income	(429)	521	(1,087)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	130	182	170
Loss/(gain) on disposal of property, plant and equipment	22	(328)	(1)
Non-controlling interest in profits/(loss) of subsidiaries	309	(531)	330
Equity in profit of affiliates	(9)	(1,131)	(723)
Deferred tax assets	25	(18)	(79)
Decrease/(increase) in current assets:
Accounts receivable, net	655	(70)	2,389
Prepayments and other current assets	925	(150)	(923)
Inventories	(70)	737	(54)
Increase/(decrease) in current liabilities:
Accounts payable	838	(271)	(738)
Other payables and accrued expenses	327	(671)	418
Taxation payable	71	(185)	14

Net cash provided by /(used in) operating activities	2,794	(1,915)	(284)

Cash flows from investing activities:
Purchase of property, plant and equipment	(41)	(63)	(112)
Proceeds on disposal of property, plant and equipment	2	491	9
Purchase of non-controlling interest of subsidiaries	-	(238)	(73)
Dividend received from affiliates	-	779	76
Investments in affiliates	-	(435)	(262)
Restricted cash for issuance of bank guarantees	(593)	563	(348)
Dividend paid to non-controlling interest		-	-

Net cash (used in)/provided by investing activities	(632)	1,097	(710)

Cash flows from financing activities:
Issuance of ordinary shares on exercise of options	-	-	33
Purchase of treasury stock	(33)	(94)	(105)

Net cash used in financing activities	(33)	(94)	(72)

Effect of exchange rate changes on cash and cash equivalents	-	121	171

Net increase/(decrease) in cash and cash equivalents	2,129	(791)	(895)
Cash and cash equivalents, beginning of year	5,339	6,130	7,025

Cash and cash equivalents, end of year	7,468	5,339	6,130

Supplementary information	US$’000	US$’000	US$’000
Interest received	46	60	42
Income taxes paid	8	176	219

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Number of ordinary	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	share	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2010	2,220,369	122	9,501	(534)	487	222	6,989	2,145	18,932
Net loss	-	-	-	-	-	-	(1,087)	330	(757)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	110	-	-	67	177
Purchase of treasury stock	-	-	-	(105)	-	-	-	-	(105)
Exercise of stock options	9,259	1	32	-	-	-	-	-	33
Appropriation of reserves	-	-	-	-	-	53	(53)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(106)	(106)
Purchase of non-controlling interest	-	-	-	-	8	-	-	(81)	(73)

Balance as of December 31, 2010	2,229,628	123	9,533	(639)	605	275	5,849	2,355	18,101
Net loss							521	(531)	(10)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	126	-	-	89	215
Purchase of treasury stock	-	-	-	(94)	-	-	-	-	(94)
Appropriation of reserves	-	-	-	-	-	(1)	1	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(76)	(76)
Purchase of non-controlling interest	-	-	-	-	-	-	-	(227)	(227)

Balance as of December 31, 2011	2,229,628	123	9,533	(733)	731	274	6,371	1, 610	17,909
Net loss	-	-	-	-	-	-	(429)	309	(120)
Purchase of treasury stock	-	-	-	(33)	-	-	-	-	(33)
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Cancellation of fractional shares	(19)	-	-	-	-	-	-	-	-

Balance as of December 31, 2012	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited***	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%*	The PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited **	58%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

*	In the year 2011, the Company additionally acquired 5% equity interest of these two companies.
**	The subsidiary of Pact Asia Pacific Limited, Pact Environmental Equipment Co., Ltd was deregistered on January 11, 2013.
***	The subsidiary was deregistered on February 17, 2012.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies

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

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10. The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns. Total assets and liabilities of these consolidated VIEs total US$14,204 and US$3,581, as of December 31, 2012 and US$15,564 and US$3,504, as of December 31, 2011, respectively. The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2012 were US$275,232 (2011: losses of US$244,024 and 2010: losses of US$112,637), including taxes of US$1,262 (2011: US$2,222 and 2010: US$3,826). The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment. The creditors of these VIEs do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIEs.

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

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$930,000, US$200,000 and US$24,000 for the years ended December 31, 2012, 2011 and 2010 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$21,000, US$61,000 and US$63,000 for the years December 31, 2012, 2011 and 2010 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2012, 2011 and 2010.

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

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, (previously SFAS No. 144: “Accounting for Impairment or Disposal of Long-Lived Assets”) which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2012.

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

(x)
Recent Accounting Pronouncements

On May 12, 2011, the FASB issued ASU 2011-04. The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. This ASU is largely consistent with existing fair value measurement principles in U.S. GAAP; however it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material effect on the financial position, results of operations or cash flows of the Company.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not have a material effect on the financial position, results of operations or cash flows of the Company. .

In December 2011, FASB issued Accounting Standards Update 2011-11, Balance Sheet - Disclosures about Offsetting Assets and Liabilities” to enhance disclosure requirements relating to the offsetting of assets and liabilities on an entity's balance sheet. The update requires enhanced disclosures regarding assets and liabilities that are presented net or gross in the statement of financial position when the right of offset exists, or that are subject to an enforceable master netting arrangement. The new disclosure requirements relating to this update are retrospective and effective for annual and interim periods beginning on or after January 1, 2013. The update only requires additional disclosures, as such, we do not expect that the adoption of this standard will have a material impact on our results of operations, cash flows or financial condition.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(x)
Recent Accounting Pronouncements (continued)

In July 2012, FASB issued Accounting Standards Update 2012-02, Balance Sheet- Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment is an Amendment to FASB Accounting Standards Update 2011-08. The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In February 2013, FASB issued Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force). This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. This stipulates that (1) it will include the amount the entity agreed to pay for the arrangement between them and the other entities that are also obligated to the liability and (2) any additional amount the entity expects to pay on behalf of the other entities. The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The amendments in this update are effective for fiscal periods (and interim reporting periods within those years) beginning after December 15, 2013. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

In February 2013, FASB issued Accounting standards update 2013-02, Comprehensive Income Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This update requires an entity to provide information amount the amount reclassified out of accumulated other comprehensive income by component. The entity is also required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting periods. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other discourses required under U.S. GAAP that provide additional detail about those amounts. The objective in this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update should be applied prospectively for reporting periods beginning after December 15, 2012. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Other income, net

	2012	2011	2010
	US$’000	US$’000	US$’000

Exchange (loss)/gain, net	(17)	26	(17)
Rental income	65	56	26

	48	82	9

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

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2012 (2011 and 2010: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2011: 24%, 2010: 22%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2012, ETTS had an assessable loss carried forward of US$287,675 as agreed by the local tax authority to offset its profit for the forth coming years (2011: US$169,369). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2012, SET had an assessable loss carried forward of US$482,340 as agreed by the local tax authority to offset its profit for the forth coming years (2011: US$387,543). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2012, SETEE had an assessable loss carried forward of US$1,418,936 as agreed by the local tax authority to offset its profit for the forth coming years (2011: US$1,106,994). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2011 and 2010: 25%).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2011 and 2010: 25% ), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$1.9 million at December 31, 2012 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes (Continued) Profit/(loss before) income taxes/(benefit):

	2012	2011	2010
	US$’000	US$’000	US$’000

The PRC and Hong Kong	13	(1,204)	(1,326)

The provision for income taxes consists of:

	2012	2011	2010
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	117	(46)	233

Total current provision	117	(46)	233

Deferred tax benefit:
The PRC and Hong Kong	25	(17)	(79)

Total deferred provision	25	(17)	(79)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2012	2011	2010
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	31	(263)	(203)
Change in valuation allowances	166	33	158
Under-provision for income tax in prior years	-	(10)	-
Non deductible expenses	(55)	177	199

Total provision for income tax at effective tax rate	142	(63)	154

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes (Continued) The components of deferred tax assets are as follows:

	2012	2011
	US$’000	US$’000

Tax losses	977	811
Temporary differences	(24)	1
Less: Valuation allowances	(691)	(525)

Net deferred tax assets	262	287

5	Net income per ordinary share The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2012	2011	2010
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,070,685	2,087,922	2,099,894
Effect of dilutive potential ordinary shares: Stock options	5,630	14,277	43,481
Weighted average number of ordinary shares for the purposes of diluted net income per share	2,076,315	2,102,199	2,143,375

6	Accounts receivable, net

	2012	2011
	US$’000	US$’000

Accounts receivable	3,186	3,900
Less: Allowance for doubtful debts	(97)	(156)
	3,089	3,744

The following is an age analysis of past due account receivables as of December 31, 2012 and 2011:

	2012	2011
	US$’000	US$’000

Current	1,698	2,324
30-59 days past due	440	730
60-89 days past due	302	92
Greater than 90 days	649	598
	3,089	3,744

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses. The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2012	2011
	US$’000	US$’000

Contracts costs incurred plus estimated earnings	3,785	8,604
Less: Progress billings	(3,684)	(8,098)
Cost and estimated earnings in excess of billings	101	506

8	Inventories

	2012	2011
	US$’000	US$’000

Raw materials	147	142
Work in progress	59	74
Finished goods	447	367
	653	583

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2012, and 2011, provision for obsolete and slow moving inventories amounted to US$10,000 and US$209,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9	Property, plant and equipment

	2012	2011
	US$’000	US$’000

Office premises	1,866	1,866
Leasehold improvements	158	151
Furniture, fixtures and office equipment	616	636
Motor vehicles	162	162
Testing equipment	87	84

	2,889	2,899

Less: Accumulated depreciation	(1,944)	(1,841)

	945	1,058

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Property, plant and equipment (Continued)

	2012	2011	2010
	US$’000	US$’000	US$’000

Depreciation charge	130	182	170

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

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2012	2011
Balance Sheet:	US$’000	US$’000

Current assets	57,431	49,064

Non-current assets	9,605	10,322

Total assets	67,036	59,386

Total liabilities	(42,889)	(35,154)

Total shareholders’ equity	24,147	24,232

	2012	2011
Operating results:	US$’000	US$’000

Net sales	44,543	45,966

Operating profits	616	6,899

Net (loss)/profits	(196)	6,407

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2012	2011
Balance Sheet:	US$’000	US$’000

Current assets	17,371	16,645

Non-current assets	5,650	5,402

Total assets	23,021	22,047

Total liabilities	(9,893)	(9,295)

Total shareholders’ equity	13,128	12,752

	2012	2011
Operating results:	US$’000	US$’000

Net sales	12,631	8,151

Operating profits/(losses)	74	(903)

Net profits/(losses)	243	(749)

11	Other payables and accrued expenses Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Ordinary share

During the year ended December 31, 2010, the Company issued 9,259 ordinary shares for stock options exercised.

During the year ended December 31, 2012 and 2011, there was no movement with the Company’s issued ordinary shares and the outstanding share.

On January 13, 2012, the company effected a two-for-eleven reverse split of its issued ordinary shares. The information contained hereinreflects retroactive effectof the reverse stock split for all period presented.

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

As of December 31, 2012, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2012). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2012.

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

The Company authorised a stock buyback program in August 2010 pursuant to which up to 54,546 shares, but not to exceed US$450,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant. The Company repurchased a total of 6,482 shares of ordinary share during 2010 for considerations of approximately US$49,000. The Company repurchased a total of 16,935 shares of ordinary share during 2011 for considerations of approximately US$94,000. The Company repurchased a total of 8,639 shares of ordinary share during 2012 for considerations of approximately US$33,000.

There was no reissuance of treasury stock during each of the three years ended December 31, 2012.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,343,000 as at December 31, 2012 (2011:US$3,280,000).

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

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the year ended December 31, 2012, all the remaining unexercised options expired in November 2012.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16
Stock options (Continued)

The Company estimate the fair value of the options granted under the Black-Scholes pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	36,255	3.36	46,182	3.36	94,958	4.68
Granted	-	-	-	-	-	-
Cancelled/Expired	(36,255)	(3.36)	(9,927)	(3.47)	(39,517)	(6.38)
Exercised	-	-	-	-	(9,259)	(3.52)

Outstanding, end of year	-	-	36,255	3.36	46,182	3.36

Exercisable, end of year	-	-	36,255	3.36	46,182	3.36

As of December 31, 2012, there was no options outstanding.

The total intrinsic value of share options exercised for the twelve months ended December 31, 2012 and 2011 were approximately US$Nil and US$Nil, respectively. As of December 31, 2012 there was no unrecognised stock-based compensation expense related to unvested stock options.

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributions range from 12% to 22% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2012, 2011 and 2010, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$364,000, US$455,000 and US$390,000 respectively.

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

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Risk factor and Derivative Instruments (Continued) Financial risk factors (continued)

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2012 and 2011.

19	Related party transactions Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2012, 2011 and 2010.

20	Commitments and contingencies

(i)
Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2012, 2011 and 2010 were approximately US$291,000, US$356,000 and US$384,000, respectively. Future minimum rental payments as of December 31, 2012, under agreements classified as operating leases with non-cancellable terms amounted to US$262,000 of which US$232,000 are payable in the year 2013 and US$30,000 are payable within years 2014 to 2016.

(ii)
Banking facilities

As at December 31, 2012, 2011 and 2010, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,538,000, US$1,154,000 and US$2,564,000 respectively, of which approximately US$285,000, US$474,000 and US$188,000 was utilised for issuance of bank guarantees.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Plaintiff A and Plaintiff B claimed against Defendants for total compensations of approximately US$64,000 and US$95,000, respectively, for their sons died in a serious fatal traffic accident in September 2010 on the ground that one of the drivers of the accident, (employee of SETEE’s sub-contractor) was performing SETEE’s jobs during the traffic accident and therefore SETEE is liable to assume joint and several liability. The case was heard in court on April 28, 2011. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC in November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable to joint and several liability with the driver, but to bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management considers not to appeal as the chance of success is remote.

21
Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

	2012	2011	2010
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	10,866	11,437	13,745
Engineering	10,779	8,776	8,560
	21,645	20,213	22,305
Operating (loss)/income
Trading and manufacturing	(301)	(720)	(1,590)
Engineering	401	(802)	354
Unallocated corporate expenses	(159)	(152)	(142)
	(59)	(1,674)	(1,378)

	2012	2011	2010
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	88	137	132
Engineering	42	45	38
	130	182	170
Capital Expenditures, Gross
Trading and manufacturing	12	44	52
Engineering	29	19	60
	41	63	112

	2012	2011
	US$’000	US$’000
Assets
Trading and manufacturing	6,211	6,215
Engineering	18,736	17,649
	24,947	23,864
Liabilities
Trading and manufacturing	2,615	2,315
Engineering	4,576	3,640
	7,191	5,955

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Segment information (Continued)

(ii)	Geographical analysis of revenue by customer location is as follows:

	2012	2011	2010
	US$’000	US$’000	US$’000
Revenue -
The PRC	15,867	15,100	15,891
Hong Kong	5,511	4,891	6,150
Others	267	222	264
	21,645	20,213	22,305

(iii)	Long-lived assets(1) Geographical analysis of long-lived assets is as follows:

	2012	2011
	US$’000	US$’000

Hong Kong	583	630
The PRC	362	428
	945	1,058

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)	Major suppliers Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2012	2011	2010

Supplier A	17%	10%	7%
Supplier B	11%	10%	13%
Supplier C	10%	7%	21%
Supplier D	7%	8%	6%
Supplier E	6%	6%	4%
Supplier F	6%	15%	7%

(v)	Major customers No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2012, 2011 and 2010.

EURO TECH HOLDINGS COMPANY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23
Subsequent events

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

CONSOLDIATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the year ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Zhejiang Tianlan Environment Protection Technology Company Limited

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2010 of Zhejiang Tianlan Environment Protection Technology Company Limited (“the Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited
Hong Kong, June 28, 2011

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

			(Restated)
	Note	2012	2011
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		22,668	38,434
Accounts receivable, net	6	226,370	187,763
Amounts due from owners	18	-	2
Prepayments and other current assets	7	104,368	76,860
Inventories	8	9,154	8,612

Total current assets		362,560	311,671

Property, plant and equipment, net	9	49,093	52,938
Intangible asset, net	10	2,693	2,851
Land use right, net	11	6,335	6,484
Deferred tax assets		2,513	3,297

Total assets		423,194	377,241

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	60,000	41,000
Accounts payable		177,212	133,475
Other payables and accrued expenses	13	26,036	28,537
Other taxes payable	5	1,828	13,407
Income tax payable		5,684	6,887

Total current liabilities		270,760	223,306

Commitments and contingencies	19	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued		61,200	61,200
Paid-in capital		-	-
Capital reserve	15	43,189	43,189
PRC statutory reserves	14	4,274	4,272
Retained earnings		36,640	37,881

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		145,303	146,542
Non-controlling interest		7,131	7,393

Total shareholders’ equity		152,434	153,935

Total liabilities and shareholders’ equity		423,194	377,241

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Note	2012	2011	2010
		RMB’000	RMB’000	RMB’000

Revenue		281,203	291,992	166,732

Cost of revenue		(216,362)	(208,062)	(112,540)
Gross profit		64,841	83,930	54,192

Selling and administrative expenses		(66,902)	(40,104)	(31,154)
Operating (loss)/income		(2,061)	43,826	23,038
Interest income		149	124	60
Interest expenses		(4,496)	(1,802)	(691)
Other income, net	3	7,341	5,161	6,074
Income before income taxes		933	47,309	28,481

Income taxes	4	(2,434)	(7,919)	(2,768)
Net (loss)/income		(1,501)	39,390	25,713
Net income/(loss) attributable to non-controlling interest		262	(1,308)	(1,984)
Net (loss)/income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		(1,239)	38,082	23,729

Other comprehensive (loss)/income
Net (loss)/income		(1,501)	39,390	25,713
Foreign exchange translation adjustments		-	-	-

Comprehensive(loss)/income		(1,501)	39,390	25,713

Less: Comprehensive income/(loss) attributable to non-controlling interest		262	(1,308)	(1,984)
Net (loss)/income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		(1,239)	38,082	23,729

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss)/income	(1,501)	39,390	25,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,017	2,694	2,398
Amortisation of intangible asset	164	134	-
Amortisation of land use right	177	148	546
Loss on disposal of property, plant and equipment	4,186	107	-
Loss on disposal of intangible asset	92	-	-
Deferred tax assets	784	(993)	(1,481)
(Increase)/decrease in current assets:
Accounts receivable, net	(38,607)	(92,916)	(31,469)
Amounts due from owners	2	212	94
Prepayments and other current assets	(27,508)	(37,458)	(13,581)
Inventories	(542)	(6,502)	(390)
Income tax recoverable	-	-	969
Increase/(decrease) in current liabilities:
Accounts payable	43,737	89,956	15,340
Amount due to owner	-	(1,600)	(720)
Other payables and accrued expenses	(2,501)	(435)	9,909
Other taxes payable	(11,579)	8,225	1,638
Income tax payable	(1,203)	6,405	482

Net cash (used in)/provided by operating activities	(31,282)	7,367	9,448

Cash flows from investing activities:
Purchase of intangible asset	(126)	(2,985)	-
Purchase of property, plant and equipment	(3,358)	(2,690)	(15,948)

Net cash used in investing activities	(3,484)	(5,675)	(15,948)

Cash flows from financing activities:
Repayment of bank borrowings	(41,000)	(20,500)	(6,300)
Advance of bank borrowings	60,000	51,000	10,500
Capital injection	-	6,000	8,696
Dividend paid to owners	-	(12,785)	(6,400)

Net cash provided by financing activities	19,000	23,715	6,496

Net (decrease)/increase in cash and cash equivalents	(15,766)	25,407	(4)
Cash and cash equivalents, beginning of year	38,434	13,027	13,031

Cash and cash equivalents, end of year	22,668	38,434	13,027

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	149	124	60
Interest paid	3,920	1,802	691
Income tax paid	6,348	3,229	2,858
Income tax refund	-	-	60

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Share capital	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2009	-	50,000	11,374	7,675	21,771	4,101	94,921
Net income	-	-	-	-	23,729	1,984	25,713
Capital injection	-	2,174	6,522	-	-	-	8,696
Dividend declared	-	-	-	-	(8,000)	-	(8,000)
Appropriation of reserves	-	-	-	3,124	(3,124)	-	-

Balance as of December 31, 2010	-	52,174	17,896	10,799	34,376	6,085	121,330
Net income					38,082	1,308	39,390
Dividend paid	-	-	-	-	(12,000)	-	(12,000)
Changed to limited company by shares	60,000	(52,174)	20,493	(10,791)	(17,528)	-	-
Capital injection	1,200	-	4,800	-	-	-	6,000
Dividend paid to NCI	-	-	-	-	(785)	-	(785)
Appropriation of reserves	-	-	-	4,264	(4,264)	-	-

Balance as of December 31, 2011	61,200	-	43,189	4,272	37,881	7,393	153,935
Net loss					(1,239)	(262)	(1,501)
Appropriation of reserves	-	-	-	2	(2)	-	-

Balance as of December 31, 2012	61,200	-	43,189	4,274	36,640	7,131	152,434

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2012	2011

Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Shihezi Tianlan Environmental Protection Technology Company Limited (石河子市天藍環保技術有限公司)	100%	-	PRC	Dormant

2	Summary of significant accounting policies

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

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB14,890,000, RMB11,560,000 and RMB6,182,000 for the years ended December 31, 2012, 2011 and 2010 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB26,000, RMB128,000 and RMB9,700 for the years December 31, 2012, 2011 and 2010 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

(f)
Taxation – Continued

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2012, 2011 and 2010.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2012, accounts receivable in more than one year amounted to RMB12,719,000 (2011:RMBNil and 2010: RMB 71,634,000).

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

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right Office premises Leasehold improvements Plant and machineries Furniture, fixtures and office equipment Motor vehicles	Over terms of the leases 47-50 years over terms of the leases or the useful lives whichever is less 5 to 10 years 5 years 5 years

(k)
Intangible Assets

The Company amortizes its intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Company is currently amortizing its acquired intangible assets with definite lives over periods generally ranging between five to twenty years.

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2012.

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

(q)
Share capital

Paid in capital refers to the registered capital paid-up by the shareholders of the Company. The paid-in capital is RMB52,174,000 at the year ended December 31, 2010.

On August 30, 2011, the Company changed from a sino-foreign joint venture enterprise to a limited company by shares of 60,000,000 shares of RMB1 by converting the registered capital and part of the retained earnings. The remaining balance of the retained earnings were reclassified as capital reserve.

On September 12, 2011, 1,200,000 shares of RMB1 were issued at RMB5 per shares.

At the year end of December 31, 2012 and 2011, there were 61,200,000 shares were issued.

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

(t)
Recent Accounting Pronouncements

On May 12, 2011, the FASB issued ASU 2011-04.  The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework.  Thus, there are few differences between the ASU and its international counterpart, IFRS 13.  This ASU is largely consistent with existing fair value measurement principles in U.S. GAAP; however it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. The ASU is effective for interim and annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 did not have a material effect on the financial position, results of operations or cash flows of the Company.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements.  The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements.  The ASU does not change the items that must be reported in other comprehensive income.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The adoption of ASU 2011-05 did not have a material effect on the financial position, results of operations or cash flows of the Company.   .

In December 2011, FASB issued Accounting Standards Update 2011-11, Balance Sheet - Disclosures about Offsetting Assets and Liabilities” to enhance disclosure requirements relating to the offsetting of assets and liabilities on an entity's balance sheet. The update requires enhanced disclosures regarding assets and liabilities that are presented net or gross in the statement of financial position when the right of offset exists, or that are subject to an enforceable master netting arrangement. The new disclosure requirements relating to this update are retrospective and effective for annual and interim periods beginning on or after January 1, 2013. The update only requires additional disclosures, as such, we do not expect that the adoption of this standard will have a material impact on our results of operations, cash flows or financial condition.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies - Continued

(t)
Recent Accounting Pronouncements - continued

In July 2012, FASB issued Accounting Standards Update 2012-02, Balance Sheet- Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment is an Amendment to FASB Accounting Standards Update 2011-08.  The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In February 2013, FASB issued Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force). This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. This stipulates that (1) it will include the amount the entity agreed to pay for the arrangement between them and the other entities that are also obligated to the liability and (2) any additional amount the entity expects to pay on behalf of the other entities. The objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements. The amendments in this update are effective for fiscal periods (and interim reporting periods within those years) beginning after December 15, 2013. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

In February 2013, FASB issued Accounting standards update 2013-02, Comprehensive Income Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This update requires an entity to provide information amount the amount reclassified out of accumulated other comprehensive income by component. The entity is also required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting periods. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other discourses required under U.S. GAAP that provide additional detail about those amounts. The objective in this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update should be applied prospectively for reporting periods beginning after December 15, 2012. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Other income, net

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Subsidy income (note i)	7,170	4,483	5,954
Sales of scrapped materials	31	78	-
Others	140	600	120

	7,341	5,161	6,074
________________
(i)	The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

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

The provision for income taxes consists of:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	3,218	8,912	4,249

Income taxes	3,218	8,912	4,249

Deferred tax benefit:	(784)	(993)	(1,481)

Total deferred taxes	(784)	(993)	(1,481)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Income taxes - Continued The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Income before income taxes	933	47,309	28,481

Computed tax using respective companies’statutory tax rates	140	7,096	4,289
Under/(over)-provision for income tax in prior years	1,358	512	(562)
Tax effect on revenue not subject to tax	(56)	(652)	(1,027)
Tax effect on expenses not deductible for tax purposes	992	963	68

Total provision for income tax at effective tax rate	2,434	7,919	2,768

The components of deferred tax assets are as follows:

	2012	2011
	RMB’000	RMB’000

Tax losses	-	348
Allowance for doubtful debts	2,513	2,949

Net deferred tax assets	2,513	3,297

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Accounts receivable, net

	2012	2011
	RMB’000	RMB’000

Accounts receivable	245,892	208,558
Less: Allowance for doubtful debts	(19,522)	(20,795)

	226,370	187,763

7
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2012	2011
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	198,706	117,105
Less: Progress billings	(98,957)	(53,574)

Cost and estimated earnings in excess of billings	99,749	63,531

8	Inventories

	2012	2011
	RMB’000	RMB’000

Raw materials	9,154	8,612

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Property, plant and equipment

	2012	2011
	RMB’000	RMB’000

Office premises and leasehold improvements	47,092	51,304
Furniture, fixtures and office equipment	7,136	6,136
Motor vehicles	3,361	2,498
Plant and machineries	711	672
Construction in progress	298	-

	58,598	60,610

Less: Accumulated depreciation	(9,505)	(7,672)

	49,093	52,938

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Depreciation charge	3,017	2,694	2,398

10	Intangible assets, net

	2012	2011
	RMB’000	RMB’000

Patents	2,850	2,950
Others	161	35

	3,011	2,985

Less: Accumulated amortisation	(318)	(134)

	2,693	2,851

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Amortisation expense	164	134	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Land use right, net

	2012	2011
	RMB’000	RMB’000

Land use right	7,315	7,315
Less: Accumulated amortisation	(980)	(831)

	6,335	6,484

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Amortisation expense	177	148	546

12	Short term borrowings

	2012	2011
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	55,000	36,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	60,000	41,000

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2012 bear interest at fixed rates 6.00% to 7.87% (2011: 5.81% to 7.87%) per annum and are secured by the Company’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2012 was approximately RMB3,137,000 (2011: RMB1,480,000 and 2010: RMB352,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2012 bear interest at fixed rates 7.50% to 7.87% (2011: 7.54% to 7.87%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2012 was approximately RMB391,245 (2011: RMB115,000).

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

15	Capital reserve Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount.

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

During the years ended December 31, 2012, 2011 and 2010, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB2,564,000, RMB2,331,000 and RMB488,000 respectively.

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

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment. There were no other transactions with related parties in the years 2012 and 2011 other than those disclosed in elsewhere in the financial statements.

19
Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2012 (2011 and 2010: RMBNil). As of December 31, 2012, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2013.

20
Fair value of financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable and accounts payable, bills receivable, bills payable, other payables and balances with related companies approximate their fair values due to the short-term nature of these instruments.

21
Subsequent events

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22.	Restatement The Company corrected an accounting error by restating previously issued financial statements as follow:

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011

	2011	2011	2011
	(As originally	(Restated)	(Effect of
	report)		change)
Assets	RMB’000	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	38,434	38,434	-
Accounts receivable, net	190,392	187,763	(2,629)
Amounts due from owners	2	2	-
Prepayments and other current assets	84,417	76,860	(7,557)
Inventories	8,612	8,612	-

Total current assets	321,857	311,671	(10,186)

Property, plant and equipment, net	52,938	52,938	-
Intangible asset, net	2,851	2,851	-
Land use right, net	6,484	6,484	-
Deferred tax assets	3,297	3,297	-

Total assets	387,427	377,241	(10,186)

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	41,000	41,000	-
Accounts payable	133,475	133,475	-
Other payables and accrued expenses	28,438	28,537	(99)
Other taxes payable	13,407	13,407	-
Income tax payable	5,172	6,887	(1,715)

Total current liabilities	221,492	223,306	(1,814)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22.	Restatement (Continued)

Commitments and contingencies	-	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued	61,200	61,200	-
Capital reserve	55,189	43,189	12,000
PRC statutory reserves	4,272	4,272	-
Retained earnings	40,497	37,881	2,616

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited	161,158	146,542	14,616
Non-controlling interest	4,777	7,393	(2,616)

Total shareholders’ equity	165,935	153,935	12,000

Total liabilities and shareholders’ equity	387,427	377,241	10,186