Form 20-F/A
period 2012-12-31
EURO TECH HOLDINGS CO LTD
filed 2013-07-11
CIK 1026662

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

Euro Tech Holdings Company Limited, a British Virgin Islands corporation (the “Company”) is amending its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to restate the financial statements of Zhejiang Tianlan Environment Protection Technology Company Limited (“Tianlan”), including revisions to the Consolidated Balance Sheet as of December 31, 2012 and 2011, the Consolidated Statements of Operations and Comprehensive (Loss)/Income for the Years ended December 31, 2012, 2011 and 2010 and the Consolidated Statements of Changes in Shareholders’ Equity for the Years ended December 31, 2012, 2011 and 2010. There are no revisions to the financial statements of Euro Tech Holdings Company Limited for the fiscal year ended December 31, 2012. This amendment includes only Items 18 and 19, the signature page, and the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Exhibits 12.1, 12.2, 13.1 and 13.2).

TABLE OF CONTENTS

	PART III

ITEM 18.	FINANCIAL STATEMENTS	4

ITEM 19.	EXHIBITS	5

PART III

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed Herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

Dated: July 11, 2013	/s/ T.C. Leung
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
Except for Note 22 dated July 5, 2013

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

/s/ BDO Limited

BDO Limited
Hong Kong, June 28, 2011

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011

			(Restated)
	Note	2012	2011
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		22,668	38,434
Accounts receivable, net	6	226,370	187,763
Amounts due from owners	18	-	2
Prepayments and other current assets	7	104,368	76,860
Inventories	8	9,154	8,612

Total current assets		362,560	311,671

Property, plant and equipment, net	9	49,093	52,938
Intangible asset, net	10	2,693	2,851
Land use right, net	11	6,335	6,484
Deferred tax assets		2,513	3,297

Total assets		423,194	377,241

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	60,000	41,000
Accounts payable		177,212	133,475
Other payables and accrued expenses	13	26,036	28,537
Other taxes payable	5	1,828	13,407
Income tax payable		5,684	6,887

Total current liabilities		270,760	223,306

Commitments and contingencies	19	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued		61,200	61,200
Paid-in capital		-	-
Capital reserve	15	43,189	43,189
PRC statutory reserves	14	4,274	4,272
Retained earnings		39,931	41,183

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		148,594	149,844
Non-controlling interest		3,840	4,091

Total shareholders’ equity		152,434	153,935

Total liabilities and shareholders’ equity		423,194	377,241

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Note	2012	2011	2010
		RMB’000	RMB’000	RMB’000

Revenue		281,203	291,992	166,732

Cost of revenue		(216,362)	(208,062)	(112,540)
Gross profit		64,841	83,930	54,192

Selling and administrative expenses		(66,902)	(40,104)	(31,154)
Operating (loss)/income		(2,061)	43,826	23,038
Interest income		149	124	60
Interest expenses		(4,496)	(1,802)	(691)
Other income, net	3	7,341	5,161	6,074
Income before income taxes		933	47,309	28,481

Income taxes	4	(2,434)	(7,919)	(2,768)
Net (loss)/income		(1,501)	39,390	25,713
Net income/(loss) attributable to non-controlling interest		251	1,209	(1,984)
Net (loss)/income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		(1,250)	40,599	23,729

Other comprehensive (loss)/income
Net (loss)/income		(1,501)	39,390	25,713
Foreign exchange translation adjustments		-	-	-

Comprehensive(loss)/income		(1,501)	39,390	25,713

Less: Comprehensive income/(loss) attributable to non-controlling interest		251	1,209	(1,984)
Net (loss)/income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		(1,250)	40,599	23,729

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Share capital	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2009	-	50,000	11,374	7,675	21,771	4,101	94,921
Net income	-	-	-	-	23,729	1,984	25,713
Capital injection	-	2,174	6,522	-	-	-	8,696
Dividend declared	-	-	-	-	(8,000)	-	(8,000)
Appropriation of reserves	-	-	-	3,124	(3,124)	-	-

Balance as of December 31, 2010	-	52,174	17,896	10,799	34,376	6,085	121,330
Net income					40,599	(1,209)	39,390
Dividend paid	-	-	-	-	(12,000)	-	(12,000)
Changed to limited company by shares	60,000	(52,174)	20,493	(10,791)	(17,528)	-	-
Capital injection	1,200	-	4,800	-	-	-	6,000
Dividend paid to NCI	-	-	-	-	(785)	-	(785)
Appropriation of reserves	-	-	-	4,264	(4,264)	-	-

Balance as of December 31, 2011	61,200	-	43,189	4,272	41,183	4,091	153,935
Net loss					(1,250)	(251)	(1,501)
Appropriation of reserves	-	-	-	2	(2)	-	-

Balance as of December 31, 2012	61,200	-	43,189	4,274	39,931	3,840	152,434

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22.	Restatement The Company corrected an accounting error by restating previously issued financial statements as follow:

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011

	2011	2011	2011
	(As originally	(Restated)	(Effect of
	report)		change)
Assets	RMB’000	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	38,434	38,434	-
Accounts receivable, net	190,392	187,763	(2,629)
Amounts due from owners	2	2	-
Prepayments and other current assets	84,417	76,860	(7,557)
Inventories	8,612	8,612	-

Total current assets	321,857	311,671	(10,186)

Property, plant and equipment, net	52,938	52,938	-
Intangible asset, net	2,851	2,851	-
Land use right, net	6,484	6,484	-
Deferred tax assets	3,297	3,297	-

Total assets	387,427	377,241	(10,186)

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	41,000	41,000	-
Accounts payable	133,475	133,475	-
Other payables and accrued expenses	28,438	28,537	(99)
Other taxes payable	13,407	13,407	-
Income tax payable	5,172	6,887	(1,715)

Total current liabilities	221,492	223,306	(1,814)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22.	Restatement (Continued)

Commitments and contingencies	-	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued	61,200	61,200	-
Capital reserve	55,189	43,189	12,000
PRC statutory reserves	4,272	4,272	-
Retained earnings	40,497	41,183	(686)

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited	161,158	149,844	11,314
Non-controlling interest	4,777	4,091	686

Total shareholders’ equity	165,935	153,935	12,000

Total liabilities and shareholders’ equity	387,427	377,241	10,186