Form 20-F
period 2013-12-31
EURO TECH HOLDINGS CO LTD
filed 2014-04-29
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 18/F Gee Change Hong Centre 65 Wong Chuk Hong Road Hong Kong
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

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

2,069,223 Ordinary Shares

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

In addition to the financial statements of Euro Tech Holdings Company Limited (the “Company”) attached are the financial statements of Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”). The rules of the Securities and Exchange Commission (the “SEC” or the “Commission”) require that the Company file the financial statements of Blue Sky. However, the same SEC Rules also require that the financial statements of Zhejiang Jiahuan Eletronic Co., Ltd. (“Jia Huan”) be filed with this Report. Jia Huan’s financial statements are not included herein. The Company intends to appropriately amend this Report to include Jia Huan’s financial statements when said financial statements are ready.

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

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive (loss)/income data for years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013 and 2012 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2013	2012	2011	2010	2009
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,406	7,468	5,339	6,130	7,025
Working capital(1)	5,830	5,706	5,730	6,444	8,203
Total assets	23,878	24,947	23,864	25,213	26,244
Short-term debt(2)	0	0	0	0	0
Net assets	17,877	17,756	17,909	18,101	18,932
Capital Stock	123	123	123	123	122
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2013	2012	2011	2010	2009
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	18,602	21,645	20,213	22,305	27,336
Cost of revenue	(13,138)	(15,480)	(15,322)	(16,564)	(20,876)
Gross profit	5,464	6,165	4,891	5,741	6,460
Selling and Administrative Expenses	(5,719)	(6,224)	(6,565)	(7,119)	(6,598)
Operating loss	(255)	(59)	(1,674)	(1,378)	(138)
Interest Income	45	46	60	42	37
Other income, net	54	48	82	9	71
(Loss)/gain on disposal of fixed assets	(1)	(22)	328	1	(10)
(Loss)/income before taxes	(157)	13	(1,204)	(1,326)	(40)

Income (taxes)/benefit	(73)	(142)	63	(154)	(218)

Equity in income of affiliates	325	9	1,131	723	595
Net Income/(Loss)	95	(120)	(10)	(757)	337

Less: net (income)/loss attributable to non-controlling interest	(113)	(309)	531	(330)	(305)
Net (loss)/income attributable to the Company	(18)	(429)	521	(1,087)	32

Other comprehensive (loss)/income
Net income/(loss)	95	(120)	(10)	(757)	337
Foreign exchange translation adjustments	181	-	215	177	10
Release of translation reserves upon disposal of a subsidiary	(74)	-	-	-	-

Comprehensive income/(loss)	202	(120)	205	(580)	347
Less: Comprehensive (income)/loss attributable to non-controlling interest	(167)	(309)	442	(397)	306

Comprehensive income/(loss) attributable to the Company	35	(429)	647	(977)	41

Net (loss)/income per Ordinary Share-Basic	(0.01)	(0.21)	0.25	(0.52)	0.015
-Diluted	(0.01)	(0.21)	0.25	(0.51)	0.015

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,069,223	2,070,685	2,087,922	2,099,894	2,114,992
Diluted	2,069,223	2,076,315	2,102,199	2,143,375	2,163,006

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”)). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2009 through 2013, the Renminbi has fluctuated and at the end of 2013, 2012, 2011, 2010 and 2009, the exchange rates were approximately, RMB 6.1122 = US$ 1.00, RMB 6.3086 = US$ 1.00, RMB 6.3585 = US$ 1.00, RMB 6.6018 = US$1.00, RMB 6.8282 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2009	6.8282	6.7880	6.8430	6.8409
Fiscal 2010	6.6018	6.6018	6.8344	6.7696
Fiscal 2011	6.3585	6.3318	6.6357	6.4640
Fiscal 2012	6.3086	6.2289	6.3862	6.3116
Fiscal 2013	6.1122	6.1084	6.3090	6.1943

US$ to HK$

Fiscal 2009	7.7551	7.7474	7.7617	7.7522
Fiscal 2010	7.7827	7.7507	7.8046	7.7689
Fiscal 2011	7.7690	7.7640	7.8090	7.7845
Fiscal 2012	7.7514	7.7501	7.7688	7.7571
Fiscal 2013	7.7546	7.7508	7.7651	7.7567

The Following Months	Low	High	Average
US$ to RMB

July 2013	6.1698	6.1853	6.1775
August 2013	6.1586	6.1791	6.1647
September 2013	6.1403	6.1696	6.1537
October 2013	6.1211	6.1453	6.1298
November 2013	6.1242	6.1379	6.1311
December 2013	6.1084	6.1296	6.1175

US$ to HK$

July 2013	7.7537	7.7588	7.7568
August 2013	7.7542	7.7566	7.7554
September 2013	7.7532	7.7558	7.7544
October 2013	7.7527	7.7549	7.7539
November 2013	7.7516	7.7540	7.7525
December 2013	7.7523	7.7552	7.7538

ITEM 3D.	RISK FACTORS

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

Economic Reforms May Not Continue Or Impact Positively On The Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely effect our business and operating results. Recently, the PRC government predicted that its annual growth rate in imports and exports would drop to 10% compared to more than 24% in 2011. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

The Global Financial Crisis and Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

With deteriorating worldwide economies global markets have experienced significant turmoil and upheavals characterized by extreme volatility and the volatility in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, high unemployment and declining consumer and business confidence. It appears that the worldwide economic deterioration has negatively impacted our revenue and other results of operation. We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely affected in the future.

Slowed and Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors and appears to have slowed. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely affect political or social stability. The PRC’s economy experienced a slowdown beginning in the fourth quarter of 2008 as a result of the global economic crisis. There can be no assurance that the PRC’s economy will grow, that if there is growth, such growth will be steady and uniform. The slowdown has had a negative effect on our business.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3%, 5.4%, 2.6% and 2.6% in 2010, 2011, 2012 and 2013, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Government Currency Controls.

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of its currency, Renminbi into foreign exchange and through restrictions on foreign imports. The conversion of RMB into Hong Kong Dollars and U.S. Dollars must be based on rates set by the People’s Bank of China, which rates are set daily based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets.

Currently, the RMB is permitted to fluctuate within a narrow band against the U.S. Dollar. Exchange rate fluctuations may adversely affect the Company because of increases in overhead costs, adverse effects on sales, foreign currency denominated liabilities, and may materially adversely affect the value, translated into U.S. dollars, of the Company’s net fixed assets situated and to be situated in the PRC, earnings and dividends.

Foreign Currency Risk.

The Company operates in Hong Kong, the PRC and trades with both local and overseas customers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Renminbi, US dollars, the Japanese yen and Euro. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations. The Company uses derivative financial instruments such as foreign exchange contracts to hedge certain foreign currency exposures but does not currently adequately hedge its foreign exchange positions. There can be no assurances that the Company’s hedging strategies will be adequate to avoid this foreign exchange risk.

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

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

In Fiscal 2008, the Company had revenues of approximately US$ 31,738, 000, operating income of approximately US$ 370,000 and income before income taxes of approximately US$ 560,000. Since Fiscal 2008, the Company’s revenues have continued to decline and its losses have increased. The Company primarily attributes the revenue reduction, operating loss and loss before income taxes to the global economic downturn and having key suppliers selling their products through China suppliers other than the Company. Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. A major portion of the operating loss for Fiscal 2011 was principally from Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited for the amount of approximately US$932,000 as a result of loss of approximately US$632,000 for its joint venture and research and development expenses of approximately US$193,000 incurred for its ballast water treatment system (“BWTS”). During Fiscal 2012, the Company had revenues of approximately US$21,645,000, an operating loss of approximately US$59,000 and a profit before income tax of approximately US$13,000. The principal reason for the operating loss for Fiscal 2012 was research and development expenses of approximately US$930,000 incurred for its BWTS. During Fiscal 2013, the Company had revenues of approximately US$18,602,000, an operating loss of approximately US$255,000 and a loss  before income tax of approximately US$157,000. The principal reason for the operating loss for Fiscal 2013 was the drop in sales revenue from engineering activities as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices.

We also believe that we are entering difficulties in the PRC in obtaining certain new customers for our products and services as these potential new customers appear reluctant to separate from their current service providers and sellers.

As the global economic downturn appears to be continuing, showing only modest positive economic improvement and the Company may face further competition by having key suppliers selling their products through China suppliers other than the Company, there can be no assurance that the Company’s revenues will not decline further and losses will not increase.

Future Plans To Increase Revenue; Decrease Losses and Return To Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date this has not been successful but the Company plans to continue these economizing efforts. Also, land based tests were passed by the Company, sea based tests are in progress and the Company expects to obtain formal certification in approximately mid 2014 from China’s Classification Society and if all is successful, the Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels.  There can be no assurance that continuing its streamlining efforts and its testing of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company. Even if the Company builds a market for a product or service, the research and development and marketing of that product or service will result in losses to the Company for a significant period of time, even if that product or service ultimately becomes profitable. Also, we have developed products that have resulted in nominal sales or that we have been unable to market to date. There can be no assurance that products, if any, that we develop in the future, will not have similar results with the time, effort and expense used to develop any such products having a negative impact on the Company.

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

Dependence On Vendors: Lack of Long Term Arrangements: Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including, Thermo Fisher Scientific Group (“Thermo”), Biotage Sweden AB (“Biotage”), Hach Company-Lachat Instruments (“Hach”), and Stanford Research Systems, Inc. (“Stanford”), that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2011, our sales revenue from trading activities decreased by approximately 17% as a result of a loss of vendors. During Fiscal 2012, our sales revenue from trading activities slightly decreased by approximately 5% but no significant vendors were lost. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities. During Fiscal 2013, our sales revenue from trading activities slightly increased by approximately 2%.

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

The rights of shareholders under BVI law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. United States shareholder action must be taken in good faith and actions by controlling shareholders in a United States jurisdiction and executive compensation which are obviously unreasonable may be declared null and void.

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

Being A Foreign Private Issuer Exempts Us From Certain SEC And NASDAQ QMX (“NASDAQ”) Requirements.

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

On April 15, 2014, the closing price of the Company’s Ordinary Shares was US$4.2114. If we are unable to meet the continued quotation criteria of NASDAQ and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See “We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ. (See “Being a ‘Controlled Company’ Exempts Us From Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”)

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2013 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2013. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2013 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See “ Item 10 Taxation—United States Federal Income Taxation .”

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

The Company was organized under the laws of the BVI on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited, a Hong Kong corporation involved in the distribution of advanced water treatment equipment (“Far East”). In March 1997, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and was the primary operational entity of the Company.

During Fiscal 2005, we completed our plan to increase our equity position in Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”, collectively with “Yixing”, the “Pact-Yixing”), companies engaged in water and waste-water treatment solution business. We had previously owned thirty (30%) percent of their capital stock. With the addition of twenty-one (21%) percent of Pact-Yixing’s capital stock in October 2005, they became our majority-owned subsidiaries. In January 2010, we acquired an additional two percent (2%) interest in Pact-Yixing, increasing our ownership to fifty-three (53%) percent of Pact-Yixing. The foregoing purchases of Pact-Yixing were made from Tamworth Industrial Limited (“Tamworth”). In July 2011, we acquired additional 5% equity interests in Pact-Yixing for a total consideration of approximately US$ 234,000 from Tamworth.

Pact-Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China. Pact-Yixing, through associates and business alliances, also conduct similar operations in the Middle East.

In November of 2006 we established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai — Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Euro Tech (Far East) Ltd. Shanghai — Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company as we have a 58% equity interest in Pact-Yixing that operates similar business activities to avoid duplication of costs and efforts.

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

In Fiscal 2013, Blue Sky and Jia Huan made income contribution of approximately US$250,000 and US$75,000, respectively, to the Company. According to publicly available news reports, the PRC’s Premier opened that country’s annual Parliament meeting and declared war on pollution and the PRC’s National Development and Reform Commission (“NDRC”), the PRC’s economic planner reported that new guidelines would be issued on relocating key industries away from urban centers to help tackle smog. The NDRC said it would seek to ensure that polluters pay by establishing a new mechanism to compensate victims of environmental damage and hold local officials accountable. We hope that the foregoing will benefit these two affiliates.

ITEM 4B.	BUSINESS OVERVIEW.

The Company had been primarily a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive and non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and the PRC.

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

To allow the Company to bid on larger water, waste-water and power generation projects, we acquired Pact-Yixing. The Company believes that the Pact-Yixing business is complementary to the Company’s business as the Company expects to have a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well.

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

Pact-Yixing clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products. For example, in February 2010, Pact entered into an agreement with a stainless steel manufacturer providing for an aggregate of up to US$3,800,000 for the engineering, design, supply, equipping, installation, personnel training and commissioning of waste water treatment, direct water cooling, indirect cooling tower water, potable water treatment and industrial water treatment systems in Jiangsu, China. The systems were completed as of December 31, 2011 and the contract price was fully paid.

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

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment. Pact and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture (the “JV”). Pact invested US$300,000 and has a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, the Company’s Managing Director and a third party each invested US$100,000 in consideration for 20% interests. In December 2011, the partners of the JV decided to close the JV due to an unsatisfactory return on their investment. The JV had an operating loss of approximately US$632,000 in Fiscal 2011 as a result of expenses resulting from the liquidation of the JV, such as severance payments and impairment of inventory. The JV was liquidated and its business has been taken over by Pact-Yixing.

We continue the process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities. Revenues from our trading activities have fallen-off as a substantial number of our suppliers have been selling their products into China directly and through other distributors. Many of these other distributors are local Chinese companies and can operate with a lower overhead. In Fiscal 2008, revenues and net income generated from our environmental engineering department and our majority owned subsidiaries, Pact-Yixing (companies engaged in the water and waste water treatment solution business), more than offset our falling trading revenues.

In Fiscal 2009, that was no longer the case as Pact-Yixing’s revenues declined as a result of the global economic downturn. During Fiscal 2010, trading revenue substantially declined. In response, the Company began streamlining operations and further restructured the Company from a trading orientation to manufacturing and engineering activities. Non-profitable or non-strategic retail shops and representative office were closed with consequent cut in staff to focus on trading activity in Hong Kong, Macau and Guangdong.

A fatal traffic accident in September 2010 disrupted the progress of a contract from a petrochemical industrial park for the Company to design, supply, install and commission an industrial wastewater treatment system in Guangxi, China and other engineering activities and business opportunities. Five people died, including two members of our project management team and an employee of a civil engineering sub-contractor. The Company drew employees from other projects and hired a new sub-contractor. Drawing personnel from other projects delayed those projects as well. Lastly, several waste water treatment projects were delayed as a result of site preparation short comings by the owners. All these factors had a substantive negative impact on the Company’s financial results of operations for Fiscal 2010. The loss to the Company resulting from the traffic accident cannot be financially quantified.

During Fiscal 2011, revenues from trading activities continued to decline as we continued to lose the right to distribute products, such as Siemens’ products. We mainly sold Siemens’ water treatment products to Hong Kong’s government water supply agency. Our agreement with Siemens terminated at the end of September 2010 and this product loss was the major factor in our Hong Kong sales decline. Anticipating the potential for such losses we had starting economizing by reducing staff, consolidating offices (as early as 2010) while attempting to improve staff productivity. Also revenue from Pact-Yixing declined in 2011 while it experienced a high rate of staff turnover and unfavorable economic conditions caused by the decrease in sales contracts from multinational companies as a result of the European sovereign debt crisis. Engineering expenses increased by US$0.6 million primarily due to the approximately US$ 301,000 expended on the liquidation of the JV. Additionally, approximately US$ 193,000 was utilized for research and development for the BWTS. The foregoing factors had a substantive negative impact on the Company’s Fiscal 2011 financial results of operations.

During Fiscal 2012, there was no loss of major products distribution right, revenues from trading activities slightly declined but the gross profit remained the same as Fiscal 2011. Due to our continuous efforts in economizing by cutting staff, consolidating offices (as early as 2010) while attempting to improve staff productivity, our operating loss from trading activities decreased. Revenue from Pact-Yixing increased in 2012 resulted in operating profit from engineering activities even though approximately US$ 930,000 was utilized for research and development expenses for the BWTS. In Fiscal 2012, the general manager left and during that year and Fiscal 2013 there was no significant sales contracts received for Shanghai — Environmental and we intend to phase out this company due to the duplication of its business activities with Pact-Yixing.

During Fiscal 2013, there were no major changes in revenues from trading activities. Revenue from Pact-Yixing decreased in 2013 resulting in decrease in operating profit from engineering activities of approximately US$ 295,000.

Our Strategy for 2014

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to COD analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and used by water and wastewater treatment plants and other industries such as beverage, as consumables by water and wastewater treatment plants, consumables with the water analyzers to monitor the quality of the water/ discharged water. Our existing distribution network for these products, is not that effective, we experienced no significant increase in sales for same in Fiscal 2013 and plan to seek new distribution channels in Fiscal 2014. Also, during the 1st Quarter of Fiscal 2013, we received three engineering contracts worth about US$ 2.3 million from two foreign companies outside China and one company in China and we feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact-Yixing’s competitive prices and the high quality of its services. Two of said contracts were completed in Fiscal 2013 and the remaining one contract is expected to be completed in the first half of Fiscal 2014. We will look for opportunities for Shanghai — Environmental to co-operate with Pact-Yixing to generate a synergy effect. We have been investing significant portion of our resources to developing our BWTS for the global market and expects the new BWTS business will generate revenues for coming years of which no assurance can be given. We will also explore the opportunities for wastewater treatment for fracking water in oil and gas industry.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. The revenue from sales of air quality monitoring instruments is nominal as the Company has not been able to acquire a distributorship for air quality instruments from brand name manufactures that we believe engage in direct customer sales or rely on their existing distributors. Sample pre-treatment equipment are used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 59.1%, 55.3% and 54.4% of its revenues from the sale of scientific instruments during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Power Solutions and Process Automation Products. The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers, continuous emissions monitoring systems and air pollution control systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies.

The Company also provides process control systems specifically designed for the industrial needs of clients including sensors, temperature gauges, pressure gauges, power and energy consumption meters, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, moisture, power, energy and harmonic analyzers. Customers for the foregoing distributed products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants and instrument manufacturers.

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

The Company derived approximately 39.4%, 42.9% and 44.2% of its revenues from the sale of Power Solutions and Process Automation Products during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.5%, 1.8% and 1.4% of its revenues from technical support operations during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Customers. During Fiscal 2013, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. In late 2005, we began offering new turbidity meters manufactured by the Company. The new turbidimeter is directed at water treatment plants, environmental monitoring status, hydrological stations. In November 2006, we began actively marketing our TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. In 2008 we introduced a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We cannot find a suitable market to sell the energy meters which is not that competitive.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Biotage, Hach and Stanford, which are the Company’s largest suppliers, with purchases from them accounting for approximately, 7%, 10%, 10%, and 8% during Fiscal 2011, 10%, 17%, 11% and 7% during Fiscal 2012 and 20%, 17%, 8% and 8% during Fiscal 2013, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. Although the Company’s limited agreements with Biotage and Hach have expired, the Company expects new agreements to be entered into and does have an authorization letter from Hach granting the Company the right to sell its products in Hong Kong and Macao. The Company has only an Authorization Letter from Thermo granting the Company rights to sell Thermo’s Mass Spec Products in Hong Kong and Macao. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization (“IMO”) requires that Ballast Water Management (“BWM”) Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage, if and when it goes into force, all ocean going vessels be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge. Pact has been attempting to develop a non-chemical BWTS since late 2010 and Pact has successfully completed and passed the land based test requirement in 2012, and is currently undergoing for ship board testing and expects to obtain certification in the PRC and comply with IMO convention around mid 2014.  As of December 31, 2013, 38 countries have joined, representing 30.38% of world merchant shipping tonnage.   We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in the BWM Convention shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or received no indications of interest for the private sales of our securities.

        The Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage. The adoption of the last set of Guidelines for the uniform implementation of the BWM Convention and the approval and certification of modern ballast water treatment technologies have removed the last barriers to the ratification of instrument and significant number of countries have indicated their intention to accede to this Convention in the near future.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com) will allow us to continue to offer products at lower prices than our competitors. This website is not that effective at this moment.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, especially those related to the air pollution sector and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. As we begin to promote our BWTS product that currently treats wastewater at a rate of 300 cubic meters per hour, we also intend to develop other BWTS products with greater treatment capacities and target larger markets.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to information provided by MEP, there are over 2,700 monitoring stations to collect and analyze the environmental data of each city and county.  Besides MEP has identified over 14,400 major industrial polluters, including wastewater discharging enterprises, flue gas emitting enterprises, municipal wastewater treatment plants and heavy metal producing enterprises, for pollution control. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD by 8% and ammonia nitrogen and nitrogen dioxide by 10%. The PRC government passed a law requiring power distributors to combat global warming. A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff. Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See “Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has implemented plans to assemble products of the kind that it presently distributes (see “-Product Assembly Operations”). Assembly operations have developed to the stage where some products have already been presented to the market and the Company is in direct and unavoidable competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company and that such a development would not materially adversely affect the Company’s core business.

During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company’s gross profit margins were approximately 29%, 28% and 24%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

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

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has a internet platform. The website is located at http://www.yibaynet.com. The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During Fiscal 2010, the Company closed five retail outlets and one representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. During Fiscal 2011, the Company closed two representative offices and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 18 people. During Fiscal 2012, we reduced overall staffing by seven people. During Fiscal 2013, the Company had a marketing and sales force of 27 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company.

Our remaining sales companies are located in: Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in: Beijing and Urumqi. The representative offices are liaison offices of Far East while the sales offices are actually engaged in sales of the Company's products and assisting customers in the use of our products.

Litigation

After the fatal traffic accident in September 2010, the parents of two person who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong city, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs sought damages of US$ 64,000 and US$ 95,000, respectively, and attorney’s fees. The Company vigorously defended the action and denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable to joint and several liability with the driver, but to bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management is considering not appealing the decision as the chance of success is remote.

The family of a Company employee who died in the accident has asked for additional compensation. However, the Company will only negotiate the compensation after the finalization of the litigation, as the final execution of the verdict by the People’s Court is awaited.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

The Company presently wholly owns Far East, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

●	Euro Tech Trading (Shanghai) Limited --- a PRC corporation.
●	Euro Tech (China) Limited --- a Hong Kong corporation.
●	Shanghai Euro Tech Limited --- a PRC corporation.
●	Shanghai Euro Tech Environmental Engineering Company, Ltd. --- a PRC corporation.
●	Chongqing Euro Tech Rizhi Technology Company Limited --- a PRC corporation.
●	Rizhi Euro Tech Instrument (Shaanxi) Company Limited --- a PRC corporation.
●	Guangzhou Euro Tech Environmental Equipment Company Limited --- a PRC corporation.

Majority Owned

●	Yixing Pact Environmental Technology Company Limited---a PRC corporation.
●	Pact Asia Pacific Limited---a BVI corporation.

Other Entities

Zhejiang Tianlan Environmental Protection Technology Company Limited — a PRC corporation.*
Zhejiang Jia Huan Electronic Co. Ltd. — a PRC corporation.*
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

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2013 were approximately US$277,000. Future minimum rental payments as of December 31, 2013, under the agreements classified as operating leases with non-cancellable terms amounted to US$266,000 of which US$242,000 are payable in the year 2014 and US$24,000 are payable within years 2015 to 2019.

The Company maintains an executive office at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2015 with a monthly rental payment of approximately US$4,846. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

In August 1995, the Company purchased approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company’s five field and representative offices are rented by the Company pursuant to short-term leases with an aggregate rent of approximately US$3,163 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,185. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$2,822. Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rent of approximately US$1,295.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a three year lease expiring in January 2017, providing for a monthly rent of approximately US$8,027.

In April 2011, the Company sold a building that had been used as representative office in Shanghai. This office was moved to the Company’s Pudong location and the building was sold for approximately US$489,000 to an independent third party.

The Company’s registered office in the BVI is located at PortcullisTrustNet Chambers, P.O. Box 3444, Road Town, Tortola, BVI and its telephone number is (284) 494-5296.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview. The Company is engaged in two different major activities, namely product distribution and manufacturing and environmental services.

The Company is a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited established in 1999 in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

The Company, through its majority owned subsidiaries, Pact-Yixing, its wholly-owned subsidiary, Shanghai — Environmental, and its affiliates, Blue Sky and Jia Huan, engages in water and waste-water treatment engineering business and air pollution control business.

ITEM 5A.	OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2011	75%	24%
2012	73%	25%
2013	66%	32%

Sales to customers situated in Macau and elsewhere through Fiscal 2013 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue increased by 7% in Fiscal 2013 as compared with Fiscal 2012. See Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue decreased by 7% in Fiscal 2013 as compared with Fiscal 2012. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. See Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2013		2012		2011		2010		2009
Revenue	18,602	100%	21,645	100%	20,213	100%	22,305	100%	27,336	100%
Cost of revenue	13,138	70.6%	15,480	71.5%	15,322	75.8%	16,564	74.3%	20,876	76.4%
Gross Profit	5,464	29.4%	6,165	28.5%	4,891	24.2%	5,741	25.7%	6,460	23.6%
Selling and administrative Expenses	5,719	30.7%	6,224	28.8%	6,565	32.5%	7,119	31.9%	6,598	24.1%
(Loss)/income before income Taxes	(157)	-0.8%	13	0.1%	(1,204)	-6.0%	(1,326)	-5.9%	(40)	-0.1%
Income taxes/(benefit)	73	0.4%	142	0.7%	(63)	-0.3%	154	0.7%	218	0.8%
Equity in income of Affiliates	325	1.7%	9	0.1%	1,131	5.6%	723	3.2%	595	2.2%
Net income/(loss)	95	0.5%	(120)	-0.6%	(10)	-0.1%	(757)	-3.4%	337	1.2%
Net (income)/loss attributable to Non controlling interest	(113)	-0.6%	(309)	-1.4%	531	2.6%	(330)	-1.5%	(305)	-1.1%
Net (loss)/income attributable to the Company	(18)	-0.1%	(429)	-2.0%	521	2.6%	(1,087)	-4.9%	32	0.1%

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$   3,043,000 or 14.1% to approximately US$ 18,602,000 in Fiscal 2013 from approximately US$ 21,645,000 in Fiscal 2012. The decrease was principally due to a decrease in revenues from engineering activities of approximately US$3,163,000 consisted of a decrease of approximately US$ 887,000 for Shanghai — Environmental and decrease of approximately US$ 2,276,000 for Pact-Yixing. The drop in sales revenue from engineering activities in the PRC was the result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. Pact-Yixing’s revenues of approximately US$ 7,159,000 and US$ 9,435,000 were included in our revenues in Fiscal 2013 and Fiscal 2012, respectively.

Gross profits decreased by approximately US$ 701,000 or 11.4% to approximately US$ 5,464,000 for Fiscal 2013 as compared to approximately US$ 6,165,000 for Fiscal 2012.   During Fiscal 2013, the Compan’ys cost of revenue was approximately US$ 13,138,000, or 70.6% of revenues, in comparison to approximately US$15,480,000, or 71.5% for Fiscal 2012. Cost of revenue expressed as a percentage of revenue decreased by 0.9% in Fiscal 2013 as compared with Fiscal 2012. The gross profit margin percentage increase was due principally to improvement in gross margin of engineering revenues. Pact-Yixing contributed approximately US$ 2,882,000 to our gross profit in Fiscal 2012, a decrease of approximately US$ 709,000 from Fiscal 2012.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 5,719,000 in Fiscal 2013, a decrease of approximately US$ 505,000 or 8.1% from approximately US$ 6,224,000 in Fiscal 2012. The decrease was principally due to the reduction of expenses for trading and manufacturing activities as the Company continued to consolidate its trading business. Pact-Yixing’s selling and administrative expenses also decreased by approximately US$244,000 in Fiscal 2013 as compared to Fiscal 2012 principally as a result of a decrease in research and development expenses incurred for the BWTS.

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$325,000 in Fiscal 2013, an increase of approximately US$316,000 from approximately US$ 9,000 in Fiscal 2012. The increase was primarily due to the increase in contribution from Blue Sky as a result of completion of some major contracts.

Interest Income. Interest income in Fiscal 2013 was approximately US$45,000 as compared to approximately US$46,000 in Fiscal 2012.

Other Income. Other income increased by approximately US$ 6,000 or 12.5% to approximately US$ 54,000 in Fiscal 2013 from approximately US$ 48,000 in Fiscal 2012. The increase in other income was principally due to increase in rental income of approximately US$ 7,000.

Loss/Gain on Disposal of Fixed Assets. Loss on disposal of fixed assets was approximately US$1,000 in Fiscal 2013 as compared to approximately US$ 22,000 in Fiscal 2012.

Income Taxes. Taxes decreased by US$ 69,000 to approximately US$ 73,000 in Fiscal 2013 from approximately US$142,000 in Fiscal 2012. This decrease was primarily the result of decrease in net taxable income for Fiscal 2013.

Net Income. Income from continuing operations improved by approximately US$ 411,000 to a net loss of approximately US$ 18,000 in Fiscal 2013 from a net loss of approximately US$429,000 in Fiscal 2012. The improvement was primarily due to the profit contribution from Blue Sky and our reduction in selling and administrative expenses.

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

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 6,224,000 in Fiscal 2012, a decrease of approximately US$ 341,000 or 5.2% from approximately US$ 6,565,000 in Fiscal 2011. The decrease was principally due to the reduction of expenses for trading and manufacturing activities as the Company continued to consolidate its trading business. Pact-Yixing’s selling and administrative expenses increased by approximately US$ 153,000 in Fiscal 2012 as compared to Fiscal 2011 principally as a result of research and development expenses incurred for the BWTS.

Equity in Income of Affiliates. Equity in income of affiliates of approximately US$ 9,000 in Fiscal 2012, a decrease of approximately US$ 1,122,000 from approximately US$ 1,131,000 in Fiscal 2011. The decrease was primarily due to the decline in contribution from Blue Sky as a result of delay in commencement of some major contracts.

Interest Income. Interest income decreased by approximately US$14,000 or 23.3% to approximately US$46,000 in Fiscal 2012 from approximately US$60,000 for Fiscal 2011. The increase was primarily due to the drop in interest rates.

Other Income. Other income decreased by approximately US$ 34,000 or 41.5% to approximately US$48,000 in Fiscal 2012 from approximately US$ 82,000 in Fiscal 2011. The decrease in other income was principally due to a foreign exchange loss of approximately US$ 17,000 in Fiscal 2012 as compared to foreign exchange gain of approximately US$ 26,000 in Fiscal 2011.

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

The Company has primarily used its funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations, existing available bank credit facilities and proceeds from the issuance of our ordinary shares pursuant to stock option exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2013 and Fiscal 2012 were approximately US$5,830,000 and US$ 5,706,000, respectively.

During Fiscal 2013, the Company used net cash of approximately US$2,555,000 in its operating activities principally as a result of net loss of US$18,000, increase in accounts receivables of approximately US$993,000 and prepayments and other current assets of approximately US$436,000, decrease in accounts payable of  approximately  US$598,000  and  other  payables  of  approximately  US$299,000  which  was  partially  covered  by  an  inventory  decrease  of  approximately US$159,000. During Fiscal 2012, the Company generated net cash of approximately US$2,794,000 from its operating activities principally as a result of decrease in accounts receivables of approximately US$655,000 and prepayments and other current assets of approximately US$925,000, increase in accounts payable of approximately US$838,000 and other payables of approximately US$327,000 that was sufficient to cover the net loss of approximately US$ 429,000.

During Fiscal 2013 and Fiscal 2012, the Company generated approximately US$ 336,000 and used approximately US$ 632,000 in investing activities, respectively. The Company used approximately US$51,000 and US$ 41,000 to purchase facilities and equipment in Fiscal 2013 and Fiscal 2012, respectively. During Fiscal 2013 and Fiscal 2012, the Company reduced approximately US$274,000 and used approximately US$593,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks in projects requiring performance guarantees. During Fiscal 2011, the Company used approximately US$238,000 to acquire additional 5% equity interest in Pact-Yixing and used approximately US$435,000 to maintain its 20% equity interest in Blue Sky as a result of capital expansion resulting from the issuance of additional shares to employees of Blue Sky.

During Fiscal 2013 and Fiscal 2012, the Company received dividends of approximately US$246,000 and US$Nil, respectively, from the affiliates. The Company used approximately US$Nil and US$33,000, respectively, in Fiscal 2013 and Fiscal 2012 for financing the purchase of its Ordinary Shares as treasury stock. The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$1,538,000 at December 31, 2013. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$7,468,000 at the end of Fiscal 2012 to US$5,406,000 at the end of Fiscal 2013. The principal reasons for the decrease in cash were the results of our operating losses and the deterioration in our working capital position.

The Company’s net accounts receivable increased from approximately US$3,089,000 at the end of Fiscal 2012 to US$4,082,000 at the end of Fiscal 2013. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory decreased from approximately US$653,000 at the end of Fiscal 2012 to approximately US$494,000 at the end of Fiscal 2013.

The Company’s capital expenditures were approximately US$51,000 and US$41,000 in Fiscal 2013 and Fiscal 2012, respectively. Capital expenditures during Fiscal 2013 and Fiscal 2012 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations, available bank credit facilities and proceeds from the issuance of our ordinary shares to fund such capital expenditures. In April 2011, the Company sold a building that had been used as representative office in Shanghai to an independent third party for approximately US$ 489,000. This office was moved to the Company’s Pudong location where the engineering and manufacturing operates as one of its streamlining actions.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2013, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

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

Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts.  This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

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

Deferred Taxes

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

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU clarify the scope for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset or subject to netting arrangements. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company has included the required disclosures from ASU 2013-02 in the consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04: Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-04 to have a material effect on our financial position, results of operations or cash flows.

 In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This standard applies to the release of the cumulative translation adjustment into net income when a parent either sells a part of or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, the amendments resolve the diversity in practice for the treatment of business combinations achieved in stages (i.e. step acquisitions) involving a foreign entity. The amendments in this are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-05 to have a material effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” The amendments in this ASU permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments apply to all entities that elect to apply hedge accounting of the benchmark interest rate under Topic 815. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01, “Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this ASU are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. The Company is currently assessing the impact that ASU 2014-01 will have on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently assessing the impact that ASU 2014-04 will have on its consolidated financial statements.

The Company does not believe that any other recently issued and adopted, but not yet effective, accounting standards should have a material effect on the accompanying financial statements.

ITEM 5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company expensed approximately US$427,000, US$930,000 and US$200,000, respectively, on the development of its products. It is anticipated that an additional US$600,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of BWTS, air and water testing equipment and monitoring equipment during Fiscal 2014.

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

ITEM 5E.	OFF BALANCE SHEET ARRANGEMENTS.

None.

ITEM 5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	266,000	US$	242,000	US$	24,000	—	—

Total Contractual Cash Obligations	US$	266,000	US$	242,000	US$	24,000	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.	DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	70	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	55	Director and Chief Financial Officer

Alex Sham	50	Director

Y.K. Liang	84	Director

Ka Chong Cheang	85	Director

Li Da Weng	69	Director

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

The Company had one meeting of its Board of Directors during Fiscal 2013, while its Audit Committee had four meetings during Fiscal 2013.

There are no material legal proceedings involving any director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of the Company’s Common Stock or any associate of an foregoing.

Key Employees

George Hayek, Managing Director. He is the founder of Pact-Yixing and is a civil engineer (1967) and post-graduate certificate holder in sanitary engineering and environmental management from the American University of Beirut and the University of California at Irvine (in 1971 and 1988, respectively). Since 1971, he has occupied several key posts in water and waste-water treatment companies in the USA, the UK, Spain, Cyprus, The Middle East, Southeast Asia and the last 14 years in the PRC. From 1998 to date, he has been the managing director of Pact. His international experience helped Pact in securing most of the contracts with European and American multinational industries in the PRC.

Yvonne Xia manages Pact- Yixing’s Procurement Department, as well as assisting the managing director in management of the various departments. She joined Pact-Yixing at the time of their formation in 1998. Ms. Xia is an environmental engineering graduate from Qing Hua University of Beijing (1989) and an EMBA graduate from the Olin School of Management of the Washington University (2003). She has several positions of increasing responsibility including management of engineering, sales, projects, procurement and projects while with Pact-Yixing.

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

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2013, T.C. Leung the Chairman of the Board and Chief Executive Officer received a yearly salary of US$ 154,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$ 110,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$125,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2013 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2013.

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

During the year ended December 31, 2013, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$353,000.

Company Option Plans. The Company’s 2002 Officers and Directors Plan (referred to as the “Officer Plans”) provided for the grant of options to acquire Ordinary Shares to the Company’s executive officers and directors and persons holding the same positions with the Company’s subsidiaries. The 2002 Employees Plan (referred to as the “Employees Plan”) provided for the grant of options to acquire Ordinary Shares to key employees of the Company and its subsidiaries.

No option was exercisable more than ten years from the date the option was granted.

During Fiscal 2012, the sole Officer and Director of the Company to hold options to purchase Ordinary Shares of the Company was T.C. Leung, who held 30,909 options with a per share exercise price of US$3.22. Said options were granted pursuant to the 2002 Officers and Directors Plan and expired in November 2012.

As of December 31, 2012, 280,349 options had been exercised, including 54,600 options, 72,236 options and 37,418 options exercised by Mr. Leung at prices of US$3.18, US$ 3.22 and US$4.51 per share, respectively. The Company has set forth in this Report all required disclosure of additional compensation to its executive officers and directors including personal benefits and securities or properties paid or distributed which was not offered on the same terms to all full time employees during Fiscal 2013.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2013		2012		2011
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	-	-	36,255	3.36	46,182	3.36
Granted	-	-	-	-	—	—
Cancelled/Expired	-	-	(36,255)	(3.36)	(9,927)	(3.47)
Exercised	-	-	(-)	(-)	(-)	(-)

Outstanding, end of year	-	-	-	-	36,255	3.36

Exercisable, end of year	-	-	-	-	36,255	3.36

As of December 31, 2013, no options were outstanding and exercisable. All stock options plans expired in 2012.

As of December 31, 2013, there were no options outstanding.

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

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. All of the Company’s six directors were re-elected at the Company’s last annual meeting of shareholders in August 2012. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2013, the Audit Committee met four times, being attended by all members. The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

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

At April 25, 2014, the Company (exclusive of Yixing-Pact) had approximately 79 full-time employees. At December 31, 2013, 2012 and 2011, staffing levels were approximately as follows:

	2013	2012	2011
Marketing and sales	27	32	34
Administrative	31	32	33
Technical	22	27	31
Total full time employees	80	91	98

At April 25, 2014, Pact-Yixing had approximately 50 full-time employees. At December 31, 2013, 2012 and 2011, respectively, staffing levels were approximately as follows: Engineers; 41, 42 and 38, Administrative Persons; 9, 10 and 15.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

ITEM 6E.	SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Items 7. “Major Shareholders” and 7B. “Related Party Transactions.”

ITEM 7A.	MAJOR SHAREHOLDERS.

The following table sets forth, as of April 25, 2014, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

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

(1)
The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. (“Pearl”) is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, BVI.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2009	2.20	23.21
2010	5.49	14.74
2011	2.15	9.13
2012	2.40	6.75
2013

Quarters Ended	Low	High
	US$	US$
March 31, 2012	1.98	6.30
June 30, 2012	3.62	5.17
September 30, 2012	2.93	4.10
December 31, 2012	2.75	5.42
March 31, 2013	3.75	2.62
June 30, 2013	2.40	3.30
September 30, 2013	2.47	5.60
December 31, 2013	3.12	6.75
March 31, 2014	4.03	6.23

The Following Months	Low	High
	US$	US$
November 2013	3.23	3.85
December 2013	3.36	6.75
January 2014	4.03	5.38
February 2014	4.28	6.23
March 2014	4.45	5.70

Based upon information received from its transfer Agent, the Company believes that it has approximately 40 shareholders of record including 500 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

ITEM 9C.	MARKETS.

See Item 9A. “Listing Details.”

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Authorized Capital. The authorized capital of the Company is comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. All of the Company’s shares of capital stock have no par value. In January 2012, the Company combined (reverse split) all of its issued Ordinary Shares at a ratio of two shares for each eleven shares issued. As of April 1, 2014, there were 2,069,223 Ordinary Shares issued and outstanding with 160,386 held by the Company as treasury shares.

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

Pursuant to the Company’s Memorandum and Articles of Association and pursuant to the laws of the BVI, the Company’s Memorandum and Articles of Association may be amended by a resolution of the Board of Directors without shareholder approval. This includes amendments to increase or reduce the authorized capital stock of the Company or to increase or reduce the par value of its shares. The ability of the Company to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including but not limited to, a tender offer to purchase the Common Stock at a premium over then current market prices.

Under United States law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. The BVI law protecting the interests of the minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While BVI law does not permit a shareholder of a BVI company to sue its directors derivatively, i.e., in the name of and for the benefit of the Company, and to sue the Company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Island company being more limited than those rights of shareholders in a United States company.

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

On January 1, 2005, the BVI Business Companies Act, as amended, (the “BC ACT”) came into force, with the objective of replacing the now repealed International Business Companies Act ( the “IBC” Act ) over a 2 year transitional period. The Company was incorporated under the IBC Act, on January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”. The Transitional Provisions ensure that well established and recognized concepts from the IBC Act, such as “ authorized capital:, “capital accounts” and “surplus accounts , remain relevant until such time as that company elects to adopt and register a New Memorandum and Articles of Association that fully conform with the BC Act. In November 2011 and January 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 and January 30, 2012 that became as of filing with the BVI authorities to, among other things, (i) not apply the Transitional Provisions and (ii)remove these concepts from the Company’s charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company’s accounting treatment of share capital need not change. Changes in the Company’s Amended and Restated Memorandum are summarized in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6,2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. Set forth below is a summary of certain terms of the Amended and Restated Memorandum and Articles of Association and the BC Act relating to the Company’s securities. This description and the descriptions contained in the Forms 6-K incorporated by reference does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

There are no exchange control restrictions on payment of dividends on the Company’s Ordinary Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. There are no BVI laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. BVI laws and the Company’s Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company’s securities or vote the Company’s Ordinary Shares. The PRC government has established a unified exchange rate system and system of exchange controls to which the Company is subject.

ITEM 10E.	TAXATION

BVI

The Company is exempted from taxation in the BVI.

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2013 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

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

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2013, ETTS had an assessable loss carried forward of US$374,902 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for the PRC Enterprise Income Tax of 25% with a 50% reduction for 2013. As of December 31, 2013, SET had an assessable loss carried forward of US$580,835 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25%. As of December 31, 2013, SETEE had an assessable loss carried forward of US$1,409,408 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

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

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.0 million at December 31, 2013 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2013	2012	2011
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(49)	31	(263)
Change in valuation allowances	124	166	33
Under-provision for income tax in prior years		-	(10)
Non deductible expenses	(2)	(55)	177
Total provision for income tax at effective tax rate	73	142	(63)

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,357,000 as at December 31, 2013.

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

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. SEC’s public reference facilities at 100 F Street, N.E., Washington, DC 20549-2001 or on the Commission’s website: www.sec.gov.

ITEM 10I.	SUBSIDIARY INFORMATION

For information on the Company’s subsidiaries see Item 4C. The separate financial statements of Blue Sky, as required under Regulation S-X 210.3-09, an entity in which the Company owns a 20% equity interest are attached hereto. However, the Company is also required to, per that Regulation, to submit the separate financial statements of Jia Huan and it is unable to do so at this time but intends to appropriately amend this filing to comply with that Regulation when the financial statements of Jia Huan are ready.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2013. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

PART II

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS

In    November 2011 and February 2012 the Company restated its Memorandum and Articles of Association. In January of 2012, the Company combined or reverse split each eleven of its outstanding Ordinary Shares into two shares of its Ordinary Shares. The reason for the foregoing was to comply with NASDAQ Listing Rules.

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

(a)	Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d -15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and they effectively ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including, our Chief Executive Officer and Principal Financial Officer, allowing for timely decisions regarding required disclosures.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems were determined to be effective they may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of the SEC. The Committee includes Messrs. Y.K. Liang, Ka Chong Cheang and Li Da Weng. Mr. Y.K. Liang is the “financial expert” on that committee. See Mr. Liang’s biographical data in “Item 6A. Directors and Senior Management.” contained in this Report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K. F. Chan & Co. (“DKPC”) who were are principal external auditors for 2013, 2012 and 2011.

	For the Year Ended December 31
	2013	2012	2011
	US$	US$	US$

Audit fees(1)	110,000	110,000	106,000
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	Nil	Nil	7,000
All other fees	Nil	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2013, 2012 and 2011 respectively.

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

In August 2010, the Company adopted another program to repurchase up to an additional 54,546 of its issued and outstanding ordinary shares by August 2, 2011 that was thereafter extended until August 2, 2012. As of March 31, 2012, 32,056 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$ 2.20 to US$ 8.80 with an average price per share of US$ 5.49.

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

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

Zhejiang Tianlan Environmental Protection Technology Company Limited

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet

Consolidated Statements of Income

Cash flows and changes in Shareholders’ equity

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	X BRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 29, 2014	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME,

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the years ended December 31, 2013, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2014

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

	Note	2013	2012
		US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		5,406	7,468
Restricted cash		565	839
Accounts receivable, net	6	4,082	3,089
Prepayments and other current assets	7	1,284	848
Inventories	8	494	653

Total current assets		11,831	12,897

Property, plant and equipment, net	9 & 22(iii)	889	945

Interests in affiliates	10	9,851	9,772

Goodwill	13	1,071	1,071

Deferred tax assets	4	236	262

Total assets		23,878	24,947

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,115	3,713
Other payables and accrued expenses	11	2,686	2,985
Taxes payable		200	493

Total current liabilities		6,001	7,191

Commitments and contingencies	20	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (2012: 20,000,000) shares authorised; 2,229,609 (2012: 2,229,609) shares issued	12	123	123
Additional paid-in capital		9,533	9,533
Treasury stock, 160,386 (2012: 160,386) shares at cost	14	(766)	(766)
PRC statutory reserves	15	315	311
Accumulated other comprehensive income		784	731
Retained earnings		5,883	5,905

Equity attributable to shareholders of Euro Tech		15,872	15,837
Non-controlling interest		2,005	1,919

Total shareholders’ equity		17,877	17,756

Total liabilities and shareholders’ equity		23,878	24,947

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Note	2013	2012	2011
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		10,986	10,866	11,437
Engineering		7,616	10,779	8,776

Total revenues	22(i) & (ii)	18,602	21,645	20,213

Cost of revenues
Trading and manufacturing		(8,422)	(8,230)	(8,810)
Engineering		(4,716)	(7,250)	(6,512)

Total cost of revenues		(13,138)	(15,480)	(15,322)

Gross profit		5,464	6,165	4,891

Selling and administrative expenses		(5,719)	(6,224)	(6,565)

Operating loss		(255)	(59)	(1,674)
Interest income		45	46	60
Other income (net)	3	54	48	82
( (Loss)/gain on disposal of fixed assets		(1)	(22)	328

(Loss)/profit before income taxes, equity in income of affiliates and non-controlling interests		(157)	13	(1,204)

Income (taxes)/benefit	4	(73)	(142)	63

Equity in income of affiliates		325	9	1,131

Net profit/(loss) for the year		95	(120)	(10)
Less: net (income)/loss attributable to non-controlling interest		(113)	(309)	531

Net (loss)/income attributable to the Company		(18)	(429)	521

Other comprehensive loss
Net profit/(loss)		95	(120)	(10)
Foreign exchange translation adjustments		181	-	215
Release of translation reserves upon disposal of a subsidiary		(74)	-	-

Comprehensive income/(loss)		202	(120)	205
Less: Comprehensive (income)/loss attributable to non-controlling interest		(167)	(309)	442

Comprehensive income/(loss) attributable to the Company		35	(429)	647

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Note	2013	2012	2011
		US$’000	US$’000	US$’000
Net (loss)/income per ordinary share
- Basic		US$ (0.01)	US$ (0.21)	US$0.25

- Diluted		US$ (0.01)	US$ (0.21)	US$0.25

Weighted average number of ordinary shares outstanding
- Basic	5	2,069,223	2,070,685	2,087,922

- Diluted	5	2,069,223	2,076,315	2,102,199

*In connection with a 2 for 11 subsequent reverse stock split on January 13, 2012, the common stock and the computation of Basic and Diluted EPS are adjusted retroactively to reflect the recapitalization change.
The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net (loss)/income	(18)	(429)	521
(Used in)/ adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	108	130	182
Loss/(gain) on disposal of property, plant and equipment	1	22	(328)
Non-controlling interest in profits/(loss) of subsidiaries	113	309	(531)
Equity in profit/(loss) of affiliates	(325)	(9)	(1,131)
Deferred tax assets	26	25	(18)
Decrease/(increase) in current assets:
Accounts receivable, net	(993)	655	(70)
Prepayments and other current assets	(436)	925	(150)
Inventories	159	(70)	737
I Increase/(decrease) in current liabilities:
Accounts payable	(598)	838	(271)
Other payables and accrued expenses	(299)	327	(671)
Taxation payable	(293)	71	(185)

Net cash (used in)/provided by operating activities	(2,555)	2,794	(1,915)

Cash flows from investing activities:
Purchase of property, plant and equipment	(51)	(41)	(63)
Proceeds on disposal of property, plant and equipment	1	2	491
Purchase of non-controlling interest of subsidiaries	-	-	(238)
Dividend received from affiliates	246	-	779
Investments in affiliates	-	-	(435)
Restricted cash for issuance of bank guarantees	274	(593)	563
Dividend paid to non-controlling interest	(134)	-	-

Net cash provided by/(used in) investing activities	336	(632)	1,097

Cash flows from financing activities:
Purchase of treasury stock	-	(33)	(94)

Net cash used in financing activities	-	(33)	(94)

Effect of exchange rate changes on cash and cash equivalents	157	-	121

Net (decrease)/increase in cash and cash equivalents	(2,062)	2,129	(791)
Cash and cash equivalents, beginning of year	7,468	5,339	6,130

Cash and cash equivalents, end of year	5,406	7,468	5,339

Supplementary information	US$’000	US$’000	US$’000
Interest received	45	46	60
Income taxes paid	340	8	176

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2011	2,229,628	123	9,533	(639)	605	275	5,849	2,355	18,101
Net loss							521	(531)	(10)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	126	-	-	89	215
Purchase of treasury stock	-	-	-	(94)	-	-	-	-	(94)
Appropriation of reserves	-	-	-	-	-	(1)	1	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(76)	(76)
Purchase of non-controlling interest	-	-	-	-	-	-	-	(227)	(227)

Balance as of December 31, 2011	2,229,628	123	9,533	(733)	731	274	6,371	1,610	17,909
Net loss	-	-	-	-	-	-	(429)	309	(120)
Purchase of treasury stock	-	-	-	(33)	-	-	-	-	(33)
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Cancellation of fractional shares	(19)	-	-	-	-	-	-	-	-

Balance as of December 31, 2012	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756
Net loss	-	-	-	-	-	-	(18)	113	95
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	127	-	-	54	181
Appropriation of reserves	-	-	-	-	-	4	(4)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(134)	(134)
Disposal of a subsidiary	-	-	-	-	-	-	-	53	53
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)	-	-	-	(74)

Balance as of December 31, 2013	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited***	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	TThe PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	TThe PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%*	TThe PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited**	58%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	TThe PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%	TThe PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

*	In the year 2011, the Company additionally acquired 5% equity interest of these two companies.
**	The subsidiary of Pact Asia Pacific Limited, Pact Environmental Equipment Co., Ltd was deregistered on January 11, 2013.
***	The subsidiary was deregistered on February 17, 2012.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies

 (a)           Basis of Consolidation

The consolidated financial statements include the accounts of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”).  The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, are included in the consolidated financial statements, if applicable. All material intercompany balances and transactions have been eliminated on consolidation.

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10.  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements.  The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns.  Total assets and liabilities of these consolidated VIEs total US$5,182 and US$4,744, as of December 31, 2013 and US$14,204 and US$3,581, as of December 31, 2012, respectively.  The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2013 were US$302,893 (2012: losses of US$275,232 and 2010: 2011: losses of US$244,024), including taxes of US$1,018 (2012: US$1,262 and 2011: US$2,222).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of these VIEs do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIEs.

 (b)           Subsidiaries and affiliates

A subsidiary is a company in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders

Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies (Continued)

 (c)           Revenue Recognition (Continued)

Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts.  This approach primarily based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction contract revenues are recognised using the completed contract method.

 (d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$427,000, US$930,000 and US$200,000 for the years ended December 31, 2013, 2012 and 2011 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$12,000, US$21,000 and US$61,000 for the years December 31, 2013, 2012 and 2011 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2013, 2012 and 2011.

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

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2013.

 (m)        Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases.  Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

 (n)           Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs its annual impairment analysis of goodwill in the fourth quarter of the year, or more often if there are indicators of impairment present.

The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

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

(p)           Derivative Instruments and Hedging Activities

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. Level 2- includes other inputs that are directly or indirectly observable in the marketplace. As of December 31, 2013 the Group does not have any open contracts.

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

(s)           Net income per Ordinary Share

Net income per ordinary share is computed in accordance with FASB ASC Subtopic 260-10, Earnings Per Share, by dividing the net income by the weighted average number of shares of ordinary share outstanding during the period.  The Company reports both basic earnings per share, which is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share, which is based on the weighted average number of ordinary shares outstanding and all dilutive potential ordinary shares outstanding.

Outstanding stock options are the only dilutive potential shares of the Company.

(t)           Stock-based Compensation

The Group accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Group recognizes compensation expenses for the value of its awards, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

 (v)           Related Parties

Related parties are affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(w)           Segment Information

The Company’s segment reporting is prepared in accordance with FASB ASC Subtopic 280-10, Segment Reporting.  The management approach required by ASC 280-10 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.  The Company categorises its operations into two business segments: Trading and manufacturing, and Engineering.

 (x)           Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU clarify the scope for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset or subject to netting arrangements. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company has included the required disclosures from ASU 2013-02 in the consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04: Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-04 to have a material effect on our financial position, results of operations or cash flows.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(x)           Recent Accounting Pronouncements (continued)

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This standard applies to the release of the cumulative translation adjustment into net income when a parent either sells a part of or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, the amendments resolve the diversity in practice for the treatment of business combinations achieved in stages (i.e. step acquisitions) involving a foreign entity. The amendments in this are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-05 to have a material effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” The amendments in this ASU permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments apply to all entities that elect to apply hedge accounting of the benchmark interest rate under Topic 815. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(x)           Recent Accounting Pronouncements (continued)

In January 2014, the FASB issued ASU 2014-01, “Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this ASU are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. The Company is currently assessing the impact that ASU 2014-01 will have on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently assessing the impact that ASU 2014-04 will have on its consolidated financial statements.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3           Other income, net

	2013	2012	2011
	US$’000	US$’000	US$’000

Exchange (loss)/gain, net	(18)	(17)	26
Rental income	72	65	56

	54	48	82

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

On December 26, 2007, the State Council and on February 20, 2008 the Ministry of Finance issued implementation guidelines (“Guidelines”) setting out how the transition of tax rates will occur. The Guidelines state that those enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The applicable rates under such an agreements for such enterprises are 18%, 20%, 22%, 24% and 25% for 2009, 2010, 2011, 2012, 2013 and thereafter, respectively. In addition, foreign investment manufacturing enterprises which have not fully utilised any preferential tax treatments, such as tax holidays or reduced rates of taxation, will be able to continue to receive them during the transitional period. The Group has applied the applicable rates in relation to deferred tax balances.

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2013 (2012 and 2011: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2012: 25%, 2011: 24%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2013, ETTS had an assessable loss carried forward of US$374,902 as agreed by the local tax authority to offset its profit for the forth coming years (2012: US$287,675). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2013, SET had an assessable loss carried forward of US$580,835 as agreed by the local tax authority to offset its profit for the forth coming years (2012: US$482,340). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2013, SETEE had an assessable loss carried forward of US$1,409,408 as agreed by the local tax authority to offset its profit for the forth coming years (2012: US$1,418,936). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2012 and 2011: 25%).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2012 and 2011: 25% ), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.0 million at December 31, 2013 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

(Loss)/profit before income taxes/(benefit):

	2013	2012	2011
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(157)	13	(1,204)

The provision for income taxes consists of:

	2013	2012	2011
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	47	117	(46)

Total current provision	47	117	(46)

Deferred tax benefit:
The PRC and Hong Kong	26	25	(17)

Total deferred provision	26	25	(17)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2013	2012	2011
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(49)	31	(263)
Change in valuation allowances	124	166	33
Under-provision for income tax in prior years	-	-	(10)
Non-deductible expenses	(2)	(55)	177

Total provision for income tax at effective tax rate	73	142	(63)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

The components of deferred tax assets are as follows:

	2013	2012
	US$’000	US$’000

Tax losses	230	977
Temporary differences	6	(24)
Less: Valuation allowances	-	(691)

Net deferred tax assets	236	262

5           Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2013	2012	2011
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,069,223	2,070,685	2,087,922
Effect of dilutive potential ordinary shares: Stock options	-	5,630	14,277

Weighted average number of ordinary shares for the purposes of diluted net income per share	2,069,223	2,076,315	2,102,199

6           Accounts receivable, net

	2013	2012
	US$’000	US$’000

Accounts receivable	4,151	3,186
Less: Allowance for doubtful debts	(69)	(97)

	4,082	3,089

The following is an age analysis of past due account receivables as of December 31, 2013 and 2012:

	2013	2012
	US$’000	US$’000

Current	2,113	1,698
30-59 days past due	598	440
60-89 days past due	59	302
Greater than 90 days	1,312	649

	4,082	3,089

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

8           Inventories

	2013	2012
	US$’000	US$’000

Raw materials	124	147
Work in progress	47	59
Finished goods	323	447

	494	653

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2013, and 2012, provision for obsolete and slow moving inventories amounted to US$29,000 and US$10,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9           Property, plant and equipment

	2013	2012
	US$’000	US$’000

Office premises	1,866	1,866
Leasehold improvements	160	158
Furniture, fixtures and office equipment	627	616
Motor vehicles	155	162
Testing equipment	30	87

	2,838	2,889

Less: Accumulated depreciation	(1,949)	(1,944)

	889	945

	2013	2012	2011
	US$’000	US$’000	US$’000
Depreciation charge	108	130	182

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

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2013	2012
Balance Sheet:	US$’000	US$’000

Current assets	55,742	57,431

Non-current assets	9,733	9,605

Total assets	65,475	67,036

Total liabilities	(40,672)	(42,889)

Total shareholders’ equity	24,803	24,147

	2013	2012
Operating results:	US$’000	US$’000

Net sales	61,997	44,543

Operating profits/(loss)	833	(326)

Net profits/(loss)	1,248	(196)

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2013	2012
Balance Sheet:	US$’000	US$’000

Current assets	20,556	17,371

Non-current assets	5,635	5,650

Total assets	26,191	23,021

Total liabilities	(11,643)	(9,893)

Total shareholders’ equity	14,548	13,128

	2013	2012
Operating results:	US$’000	US$’000

Net sales	14,672	12,631

Operating profits	545	428

Net profits	377	243

11           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12           Ordinary share

During the year ended December 31, 2013 and 2012, there was no movement with the Company’s issued ordinary shares and the outstanding share.

On January 13, 2013, the company effected a two-for-eleven reverse split of its issued ordinary shares. The information contained hereinreflects retroactive effectof the reverse stock split for all period presented.

13	Goodwill

The Company accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2013, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2013). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2013.

14           Treasury stock

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

There was no reissuance of treasury stock during each of the three years ended December 31, 2013.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,357,000 as at December 31, 2013 (2012:US$3,343,000).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16           Stock options (Continued)

The Company estimate the fair value of the options granted under the Black-Scholes pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	-	-	36,255	3.36	46,182	3.36
Granted	-	-	-	-	-	-
Cancelled/Expired	-	-	(36,255)	(3.36)	(9,927)	(3.47)
E Exercised	-	-	-	-	-	-

Outstanding, end of year	-	-	-	-	36,255	3.36

Exercisable, end of year	-	-	-	-	36,255	3.36

As of December 31, 2013 and 2012, there was no options outstanding.

As of December 31, 2013 and 2012, there was no unrecognised stock-based compensation expense related to unvested stock options.

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

During the years ended December 31, 2013, 2012 and 2011, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$353,000, US$364,000 and US$455,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2013 and 2012.

19           Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2013, 2012 and 2011.

20           Commitments and contingencies

(i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2013, 2012 and 2011 were approximately US$277,000, US$291,000 and US$356,000, respectively.  Future minimum rental payments as of December 31, 2013, under agreements classified as operating leases with non-cancellable terms amounted to US$266,000 of which US$242,000 are payable in the year 2014 and US$24,000 are payable within years 2015 to 2019.

(ii)           Banking facilities

As at December 31, 2013, 2012 and 2011, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,538,000, US$1,538,000 and US$1,154,000 respectively, of which approximately US$690,000, US$302,000 and US$474,000 was utilised for issuance of bank guarantees.

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

	2013	2012	2011
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	10,986	10,866	11,437
Engineering	7,616	10,779	8,776

	18,602	21,645	20,213

Operating (loss)/income
Trading and manufacturing	(241)	(301)	(720)
Engineering	106	401	(802)
Unallocated corporate expenses	(120)	(159)	(152)

	(255)	(59)	(1,674)

	2013	2012	2011
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	74	88	137
Engineering	34	42	45

	108	130	182

Capital Expenditures, Gross
Trading and manufacturing	31	12	44
Engineering	20	29	19

	51	41	63

	2013	2012
	US$’000	US$’000
Assets
Trading and manufacturing	5,067	6,211
Engineering	18,811	18,736

	23,878	24,947

Liabilities
Trading and manufacturing	1,334	2,615
Engineering	4,667	4,576

	6,001	7,191

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

22           Segment information (Continued)

(ii)           Geographical analysis of revenue by customer location is as follows:

	2013	2012	2011
	US$’000	US$’000	US$’000
Revenue -
The PRC	12,392	15,867	15,100
Hong Kong	5,919	5,511	4,891
Others	291	267	222

	18,602	21,645	20,213

(iii)           Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2013	2012
	US$’000	US$’000

Hong Kong	568	583
The PRC	321	362

	889	945

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)           Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2013	2012	2011

Supplier A	20%	10%	7%
Supplier B	17%	17%	10%
Supplier C	8%	11%	10%
Supplier D	8%	7%	8%
Supplier E	7%	6%	6%
Supplier F	7%	6%	15%

(v)           Major customers

No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2013, 2012 and 2011.

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

AS OF DECEMBER 31, 2013 AND 2012 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

CONSOLDIATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the years ended December 31, 2013, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

 /s/ Dominic. K.F. Chan & Co.
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2014

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

		2013	2012
	Note	RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		21,462	22,668
Accounts receivable, net	6	147,127	226,370
Prepayments and other current assets	7	157,160	104,368
Inventories	8	14,976	9,154

Total current assets		340,725	362,560

Property, plant and equipment, net	9	48,091	49,093
Intangible asset, net	10	2,250	2,693
Land use right, net	11	6,194	6,335
Deferred tax assets		2,959	2,513

Total assets		400,219	423,194

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	64,690	60,000
Accounts payable		99,177	177,212
Other payables and accrued expenses	13	76,363	26,036
Other taxes payable	5	7,868	1,828
Income tax payable		509	5,684

Total current liabilities		248,607	270,760

Commitments and contingencies	19	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued		61,200	61,200
Capital reserve	15	43,189	43,189
PRC statutory reserves	14	5,517	4,274
Retained earnings		40,194	39,931

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		150,100	148,594
Non-controlling interest		1,512	3,840

Total shareholders’ equity		151,612	152,434

Total liabilities and shareholders’ equity		400,219	423,194

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		2013	2012	2011
	Note	RMB’000	RMB’000	RMB’000

Revenue		378,956	281,203	291,992

Cost of revenue		(303,039)	(216,362)	(208,062)
Gross profit		75,917	64,841	83,930

Selling and administrative expenses		(70,823)	(66,902)	(40,104)
Operating income/(loss)		5,094	(2,061)	43,826
Interest income		194	149	124
Interest expenses		(4,751)	(4,496)	(1,802)
Other income, net	3	7,424	7,341	5,161
Income before income taxes		7,961	933	47,309

Income taxes	4	(2,663)	(2,434)	(7,919)
Net income/(loss)		5,298	(1,501)	39,390
Net income attributable to non-controlling interest		2,328	251	1,209
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		7,626	(1,250)	40,599

Other comprehensive income/(loss)
Net income/(loss)		5,298	(1,501)	39,390
Foreign exchange translation adjustments		-	-	-

Comprehensive income/(loss)		5,298	(1,501)	39,390

Less: Comprehensive income attributable to non-controlling interest		2,328	251	1,209
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		7,626	(1,250)	40,599

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income/(loss)	5,298	(1,501)	39,390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,956	3,017	2,694
Amortisation of intangible asset	395	164	134
Amortisation of land use right	141	177	148
(Gain)/loss on disposal of property, plant and equipment	(40)	4,186	107
(Gain)/loss on disposal of intangible asset	(23)	92	-
Deferred tax assets	(446)	784	(993)
(Increase)/decrease in current assets:
Accounts receivable, net	79,243	(38,607)	(92,916)
Amounts due from owners	-	2	212
Prepayments and other current assets	(52,792)	(27,508)	(37,458)
Inventories	(5,822)	(542)	(6,502)
Increase/(decrease) in current liabilities:
Accounts payable	(76,615)	43,737	89,956
Amount due to owner	9	-	(1,600)
Other payables and accrued expenses	48,898	(2,501)	(435)
Other taxes payable	6,040	(11,579)	8,225
Income tax payable	(5,175)	(1,203)	6,405

Net cash provided by/(used in) operating activities	2,067	(31,282)	7,367

Cash flows from investing activities:
Purchase of intangible asset	(39)	(126)	(2,985)
Purchase of property, plant and equipment	(1,983)	(3,358)	(2,690)
Sales proceed from intangible assets	110	-	-
Sales proced from property, plant and equiqment	69	-	-
Net cash used in investing activities	(1,843)	(3,484)	(5,675)

Cash flows from financing activities:
Repayment of bank borrowings	(88,100)	(41,000)	(20,500)
Advance of bank borrowings	92,790	60,000	51,000
Capital injection	-	-	6,000
Dividend paid to owners	(6,120)	-	(12,785)

Net cash (used in)/provided by financing activities	(1,430)	19,000	23,715

Net (decrease)/increase in cash and cash equivalents	(1,206)	(15,766)	25,407
Cash and cash equivalents, beginning of year	22,668	38,434	13,027

Cash and cash equivalents, end of year	21,462	22,668	38,434

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	194	149	124
Interest paid	4,695	3,920	1,802
Income tax paid	396	6,348	3,229

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Share capital	Paid-in capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2010	-	52,174	17,896	10,799	34,376	6,085	121,330
Net profit					40,599	(1,209)	39,390
Dividend paid	-	-	-	-	(12,000)	-	(12,000)
Changed to limited company by shares	60,000	(52,174)	20,493	(10,791)	(17,528)	-	-
Capital injection	1,200	-	4,800	-	-	-	6,000
Dividend paid to NCI	-	-	-	-	-	(785)	(785)
Appropriation of reserves	-	-	-	4,264	(4,264)	-	-

Balance as of December 31, 2011	61,200	-	43,189	4,272	41,183	4,091	153,935
Net loss					(1,250)	(251)	(1,501)
Appropriation of reserves	-	-	-	2	(2)	-	-

Balance as of December 31, 2012	61,200	-	43,189	4,274	39,931	3,840	152,434
Net profit	-	-	-	-	7,626	(2,328)	5,298
Dividend paid	-	-	-	-	(6,120)	-	(6,120)
Appropriation of reserves	-	-	-	1,243	(1,243)	-	-

Balance as of December 31, 2013	61,200	-	43,189	5,517	40,194	1,512	151,612

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities

	2013	2012
Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

Shihezi Tianlan Environmental Protection Technology Company Limited (石河子市天藍環保技術有限公司)	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

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

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB15,018,000, RMB14,890,000 and RMB11,560,000 for the years ended December 31, 2013, 2012 and 2011 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB25,000, RMB26,000 and RMB128,000 for the years December 31, 2013, 2012 and 2011 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(f)           Taxation – Continued

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2013, 2012 and 2011.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2013, accounts receivable in more than one year amounted to RMB52,272,000  (2012:RMB12,719,000 and 2011: RMB Nil).

(i)           Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

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

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	Over terms of the leases
Office premises	47-50 years, with 5% residual value
Leasehold improvements	over terms of the leases or the useful lives whichever is less, with 5% residual value
Plant and machineries	5 to 10 years, with 5% residual value
Furniture, fixtures and office equipment	3 to 5 years, with 5% residual value
Motor vehicles	1 to 8 years, with 5% residual value

(k)           Intangible Assets

The Company amortizes its intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Company is currently amortizing its acquired intangible assets with definite lives over periods generally ranging between five to twenty years.

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2013.

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

At the year end of December 31, 2013 and 2012, there were 61,200,000 shares were issued.

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

(t)           Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU clarify the scope for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset or subject to netting arrangements. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company has included the required disclosures from ASU 2013-02 in the consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04: Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-04 to have a material effect on our financial position, results of operations or cash flows.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(t)           Recent Accounting Pronouncements - continued

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This standard applies to the release of the cumulative translation adjustment into net income when a parent either sells a part of or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, the amendments resolve the diversity in practice for the treatment of business combinations achieved in stages (i.e. step acquisitions) involving a foreign entity. The amendments in this are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the provisions of ASU 2013-05 to have a material effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” The amendments in this ASU permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments apply to all entities that elect to apply hedge accounting of the benchmark interest rate under Topic 815. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(t)           Recent Accounting Pronouncements - continued

In January 2014, the FASB issued ASU 2014-01, “Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this ASU are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. The Company is currently assessing the impact that ASU 2014-01 will have on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently assessing the impact that ASU 2014-04 will have on its consolidated financial statements.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3           Other income, net

	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Gain on disposal of intangible asset	23	-	-
Gain on disposal of property, plant and equipment	41	-	-
Subsidy income (note i)	6,893	7,170	4,483
Sales of scrapped materials	18	31	78
Others	449	140	600

	7,424	7,341	5,161

(i)	The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

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

The provision for income taxes consists of:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	2,217	3,218	8,912

Income taxes	2,217	3,218	8,912

Deferred tax benefit:	446	(784)	(993)

Total deferred taxes	446	(784)	(993)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes - Continued

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Income before income taxes	7,961	933	47,309

Computed tax using respective companies’statutory tax rates	1,194	140	7,096
Under/(over)-provision for income tax in prior years	(122)	1,358	512
Temporary differences	(445)	-	-
Tax effect on revenue not subject to tax	(242)	(56)	(652)
Tax effect on expenses not deductible for tax purposes	2,279	992	963

Total provision for income tax at effective tax rate	2,664	2,434	7,919

The components of deferred tax assets are as follows:

	2013	2012
	RMB’000	RMB’000

Tax losses	-	-
Allowance for doubtful debts	2,959	2,513

Net deferred tax assets	2,959	2,513

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6           Accounts receivable, net

	2013	2012
	RMB’000	RMB’000

Accounts receivable	166,433	245,892
Less: Allowance for doubtful debts	(19,306)	(19,522)

	147,127	226,370

7           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2013	2012
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	548,026	198,706
Less: Progress billings	(424,397)	(98,957)

Cost and estimated earnings in excess of billings	123,629	99,749

8           Inventories

	2013	2012
	RMB’000	RMB’000

Raw materials	7,425	6,321
Work in progress	5,485	1,264
Finished goods	2,066	1,569
	14,976	9,154

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9           Property, plant and equipment

	2013	2012
	RMB’000	RMB’000

Office premises and leasehold improvements	47,092	47,092
Furniture, fixtures and office equipment	8,511	7,136
Motor vehicles	3,258	3,361
Plant and machineries	711	711
Construction in progress	437	298

	60,009	58,598

Less: Accumulated depreciation	(11,918)	(9,505)

	48,091	49,093

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,956	3,017	2,694

10           Intangible assets, net

	2013	2012
	RMB’000	RMB’000

Patents	2,750	2,850
Others	165	161

	2,915	3,011

Less: Accumulated amortisation	(665)	(318)

	2,250	2,693

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Amortisation expense	395	164	134

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Land use right, net

	2013	2012
	RMB’000	RMB’000

Land use right	7,361	7,315
Less: Accumulated amortisation	(1,167)	(980)

	6,194	6,335

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Amortisation expense	141	177	148

12           Short term borrowings

	2013	2012
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	59,690	55,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	64,690	60,000

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2013 bear interest at fixed rates 5.60% to 7.87% (2012: 6.00% to 7.87%) per annum and are secured by the Company’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2013 was approximately RMB3,704,000 (2012: RMB3,137,000 and 2011: RMB1,480,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2013 bear interest at fixed rates 7.50% (2012: 7.50% to 7.87%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2013 was approximately RMB391,000 (2012: RMB391,000).

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

During the years ended December 31, 2013, 2012 and 2011, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB2,516,000, RMB2,564,000 and RMB2,331,000 respectively.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

18           Related party

Amounts due from/(to) owners

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment.  There were no other transactions with related parties in the years 2013 and 2012 other than those disclosed in elsewhere in the financial statements.

19           Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2013 (2012 and 2011: RMBNil). As of December 31, 2013, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2013.

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