Form 20-F/A
period 2013-12-31
EURO TECH HOLDINGS CO LTD
filed 2014-07-17
CIK 1026662

FORM 20-F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☑ No

EXPLANATORY NOTES

1. In addition to the financial statements of Euro Tech Holdings Company Limited (the “Company”) attached are the financial statements of Zhejiang Tianlan Environmental Protection Technology Company Limited and Zhejiang Jia Huan Electronic Co., Ltd. (“Jia Huan”). A reason for this Amendment No. 1 to the Company’s Annual Report on Form 20-F for  its fiscal year ended December 31, 2013 Amendement No. 1 is to provide Jia Huan’s financial statements that were omitted from that Annual Report. The only items filed with this Amendment are “Item 18. Financial Statements,” “Item 19. Exhibits” and the certifications pursuant to the Sarbanes-Oxley Act of 2002 (Exhibits 12.1, 12.2, 13.1 and 13.2).
2. The Company is also filing this Amendment No. 1 to correct typographical errors in Note 10 to the Company's financial statements entitled "Interest in affiliates." Specifically, under the year 2013 the below line items now correctly state the dollar amounts set forth opposite them as follows:

US $'000

Total liabilities	(12,623)

Total sharesholders' equity	13,568

 TABLE OF CONTENTS

PART III

ITEM 18.	FINANCIAL STATEMENTS	3

ITEM 19.	EXHIBITS	4

2

PART III

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A.

Euro Tech Holdings Company Limited	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets	F-3

Consolidated statements of income	F-4

Consolidated statements of cash flows and changes in shareholders’ equity	F-5

Zhejiang Tianlan Environmental Protection Technology Company Limited	F-36

Report of Independent Registered Public Accounting Firm	F-37

Consolidated balance sheets	F-38

Consolidated statements of income	F-39

Consolidated statements cash flows and changes in shareholders’ equity	F-40

Zhejiang Jia Huan Eletronic Co., Ltd.	F-57

Report of Independent Registered Public Accounting Firm	F-58

Consolidated balance sheet	F-59

Consolidated statements of income	F-60

Consolidated statements cash flows and changes in shareholders’ equity	F-61

3

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

8.1	List of Subsidiaries (4)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DBF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	X BRL Taxonomy Extension Presentation Linkbase Document*

*	Filed with this Annual Report on Form 20-F/A.
**	Furnished with this Annual Report on Form 20-F/A.

1. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.

2. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.

3. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.

4. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on April 29, 2014.

4

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

July 17, 2014	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors

5

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

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Note	2013	2012	2011
		US$’000	US$’000	US$’000
Net (loss)/income per ordinary share
- Basic		US(0.01)	US(0.21)	US0.25

- Diluted		US(0.01)	US(0.21)	US0.25

Weighted average number of ordinary shares outstanding
- Basic	5	2,069,223	2,070,685	2,087,922

- Diluted	5	2,069,223	2,076,315	2,102,199

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

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2011	2,229,628	123	9,533	(639)	605	275	5,849	2,355	18,101
Net loss							521	(531)	(10)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	126	-	-	89	215
Purchase of treasury stock	-	-	-	(94)	-	-	-	-	(94)
Appropriation of reserves	-	-	-	-	-	(1)	1	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(76)	(76)
Purchase of non-controlling interest	-	-	-	-	-	-	-	(227)	(227)

Balance as of December 31, 2011	2,229,628	123	9,533	(733)	731	274	6,371	1,610	17,909
Net loss	-	-	-	-	-	-	(429)	309	(120)
Purchase of treasury stock	-	-	-	(33)	-	-	-	-	(33
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Cancellation of fractional shares	(19)	-	-	-	-	-	-	-	-

Balance as of December 31, 2012	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756
Net loss	-	-	-	-	-	-	(18)	113	95
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	127	-	-	54	181
Appropriation of reserves	-	-	-	-	-	4	(4)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(134)	(134)
Disposal of a subsidiary	-	-	-	-	-	-	-	53	53
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)	-	-	-	(74)

Balance as of December 31, 2013	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Organisation and principal activities

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equityownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

ChinaH2O.com Limited***	100%	Hong Kong	Internet content provider and provision of marketing services for environmental industry to the Company and its subsidiaries

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Organisation and principal activities (Continued)

Name	Percentage of equityownership	Place of incorporation	Principal activities

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	TThe PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	TThe PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%*	TThe PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited**	58%*	The British Virgin Islands	Producing and selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	TThe PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejaing Jia Huan Electronic Co. Ltd.	20%	TThe PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

*	In the year 2011, the Company additionally acquired 5% equity interest of these two companies.
**	The subsidiary of Pact Asia Pacific Limited, Pact Environmental Equipment Co., Ltd was deregistered on January 11, 2013.
***	The subsidiary was deregistered on February 17, 2012.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies

(a)	Basis of Consolidation

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2013	2012
Balance Sheet:	US$’000	US$’000

Current assets	20,556	17,371

Non-current assets	5,635	5,650

Total assets	26,191	23,021

Total liabilities	(12,623)	(9,893)

Total shareholders’ equity	13,568	13,128

	2013	2012
Operating results:	US$’000	US$’000

Net sales	14,672	12,631

Operating profits	545	428

Net profits	377	243

11	Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Ordinary share

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Jiahuan Electronic Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiaries as of December 31, 2013, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2013 and the consolidated results of their operations and their cash flows for the year ended December 31 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.,
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
July 17, 2014

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012

			(Unaudited)
	Note	2013	2012
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		4,867	3,565
Restricted cash		1,469	1,459
Accounts receivable, net	5	67,445	63,330
Notes receivables		5,382	2,440
Other receivables	6	8,326	7,232
Inventories	8	38,158	31,638

Total current assets		125,647	109,664

Property, plant and equipment, net	9	27,602	28,659
Land use right, net	10	6,777	6,940
Long term investment	7	69	69

Total assets		160,095	145,332

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	26,800	18,200
Accounts payable		23,094	17,637
Other payables and accrued expenses	11	11,236	12,156
Amount due to a shareholder	14	8,670	7,820
Income tax payable		1,366	561

Total current liabilities		71,166	56,374

Other long term liabilities	15	5,996	6,083

Shareholders’ equity:
Share capital 11,250,000 shares issued		11,250	11,250
Capital reserves		8,542	8,542
Accumulated other comprehensive income
PRC statutory reserves	16	20,931	20,920
Retained earnings		41,927	41,883

Equity attributable to shareholders of Zhejiang Jiahuan Electronic Company Limited		82,650	82,595
Non-controlling interest		283	280

Total shareholders’ equity		82,933	82,875

Total liabilities and shareholders’ equity		160,095	145,332

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

			(Unaudited)	(Unaudited)
	Note	2013	2012	2011
		RMB’000	RMB’000	RMB’000

Revenue		89,685	80,097	51,778

Cost of revenue		(67,015)	(59,570)	(36,847)
Gross profit		22,670	20,527	14,931

Selling and administrative expenses		(19,338)	(18,485)	(19,648)
Operating income/(loss)		3,332	2,042	(4,717)
Interest expenses		(1,702)	(1,574)	(1,017)
Other income, net	3	697	1,067	690
Income/(loss) before income taxes		2,327	1,535	(5,044)

Income (taxes)/benefit	4	(19)	-	280
Net income/(loss) and total comprehensive income/(loss)		2,308	1,535	(4,764)
Net (income)/loss and total comprehensive (income)/loss attributable to non-controlling interest		(3)	(16)	131
Net income/(loss) and total comprehensive income/(loss) attributable to Zhejiang Jiahuan Electronic Company Limited’s shareholders		2,305	1,519	(4,633)

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income/(loss)	2,308	1,535	(4,764)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,461	2,028	1,997
Amortisation of land use right	163	163	163

Changes in operating assets and liabilities:
Accounts receivable, net	(4,115)	(1,349)	5,053
Restricted cash	(10)	(1,459)	-
Note receivables	(2,942)	6,285	2,887
Other receivables	(1,094)	1,127	(2,498)
Dividend received	-	210	-
Inventories	(6,520)	(9,725)	(8,530)
Accounts payable	5,457	4,570	(3,200)
Note payable	-	(1,183)	1,183
Other payables and accrued expenses	(920)	(8,251)	3,574
Income tax payable	805	211	(1,927)
Other long-term liability	(87)	102	(195)

Net cash used in operating activities	(4,494)	(5,736)	(6,257)

Cash flows from investing activities:
Purchase of short term investments	-	-	200
Purchase of property, plant and equipment	(1,404)	(3,540)	(1,003)
Proceeds from sales of long term investments	-	(556)	561

Net cash used in investing activities	(1,404)	(4,096)	(242)

Cash flows from financing activities:
Repayment of bank borrowings	(18,200)	(300)	-
Advance of bank borrowings	26,800	-	3,500
Increase in amount due from shareholders	850	8,140	-
Dividend paid to owners	(2,250)	-	-

Net cash provided by financing activities	7,200	7,840	3,500

Net increase/(decrease) in cash and cash equivalents	1,302	(1,992)	(2,999)
Cash and cash equivalents, beginning of year	3,565	5,557	8,556

Cash and cash equivalents, end of year	4,867	3,565	5,557

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	32	68	124
Interest paid	(1,702)	(1,574)	(1,017)
Income tax paid	-	-	(1,893)
Income tax refund	786	211	-

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012AND 2011

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance as of December 31, 2010	11,250	8,542	20,920	44,793	599	86,104
Net loss and total comprehensive loss	-	-	-	(4,633)	(131)	(4,764)

Balance as of December 31, 2011	11,250	8,542	20,920	40,160	468	81,340
Acquisition of Non-controlling interest	-	-	-	204	(204)	-
Net income and total comprehensive income	-	-	-	1,519	16	1,535
Balance as of December 31, 2012	11,250	8,542	20,920	41,883	280	82,875

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2013	11,250	8,542	20,920	41,883	280	82,875
Net income and total comprehensive income	-	-	-	2,305	3	2,308
Transfer to statutory reserve	-	-	11	(11)	-	-
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2013	11,250	8,542	20,931	41,927	283	82,933

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Organisation and principal activities

Zhejiang Jiahuan Electronic Company Limited (the “Company”) was established in the People’s Republic of China (“PRC”) as a limited liability company. The principal activities of the Company are design, manufacturing and sales of automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment).

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities

	2013	2012
Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd	80%	80%	PRC	Dormant

Zhejiang Jiahuan Xinyu Environmental Production Co., Ltd	100%	100%	PRC	Manufacturing and installation services of environmental production equipment

2           Summary of significant accounting policies

(a)           Basis of Consolidation

The consolidated financial statements include the accounts of Zhejiang Jiahuan Electronic Company Limited and its subsidiaries (the “Group”).  In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation.

(b)           Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its outstanding voting share capital and over which it is able to exercise control.

(c)           Revenue Recognition

Revenue from sale of automatic control systems, electric voltage control equipment, environmental equipment, and solar and wind power equipment is recognized when the product is delivered and the title is transferred. For certain products where installation is necessary, revenue is recognized upon completion of installation.

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB3,893,000 and RMB3,442,000 for the years ended December 31, 2013 and 2012 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies – Continued

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

(f)           Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks.

(g)           Investments

Investments comprise marketable securities which are classified as available-for-sale securities and are carried at fair value with unrealized gains and losses, et of taxes, reported as a separate component of shareholders’ equity (deficit). The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method, and records such gains and losses as a component of other income (expense), net in the consolidated statement of income.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies – Continued

(i)           Inventories

Inventories are stated at the lower of cost or market determined using the first-in, first-out method. Costs included purchase and related costs incurred in bringing each product to its present location and condition. Market value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal. Provision is made for obsolete, slow moving or defective items, where appropriate.

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

Construction in progress is stated at cost less impairment losses. Cost comprises direct costs of construction as well as borrowing costs capitalized during the periods of construction and installation. Capitalisation of these costs creases and the construction in progress is transferred to the appropriate class of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and read for its intended use.

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	50 years
Buildings	20 years
Plant and machinery	5 to 20 years
Office equipment	3 to 10 years
Motor vehicles	5 to 10 years

(k)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2013, December 31, 2012 and December 31, 2011.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies – Continued

(p)           Recent Accounting Pronouncements

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(p)           Recent Accounting Pronouncements - continued

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(p)           Recent Accounting Pronouncements - continued

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

3           Other income, net

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Government grant	-	-	400
Rental income (i)	665	701	-
Interest income	32	68	124
Sundry income	-	298	166

	697	1,067	690

(i)	Rental income under operating leases is recognized on a straight-line basis over the term of the relevant lease.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Jiahuan Electronic Company Limitedis classified as HNTE which enjoyed a preferential tax rate of 15%.

The provision for income taxes consists of:

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Income taxes	19	-	(280)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Income before income taxes	2,327	1,535	(5,044)

Computed tax using respective companies’statutory tax rates	582	384	(1,261)
Tax effect on revenue not subject to tax	(20,983)	(20,291)	(1,964)
Tax effect on expenses not deductible for tax purposes	20,455	19,907	2,078
Others	(35)	-	867

Total provision for income tax at effective tax rate	19	-	(280)

No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at 31 December, 2013, and 2012.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5           Accounts receivable, net

		(Unaudited)
	2013	2012
	RMB’000	RMB’000

Accounts receivable, gross	75,445	71,791
Less: Allowance for doubtful debts	(8,000)	(8,461)
Accounts receivable, net
	67,445	63,330

		(Unaudited)
	2013	2012
	RMB’000	RMB’000
Allowance for doubtful debts:
Balance at beginning	(8,461)	(13,225)
Charged to statement of income
Recovered	461	4,764
Balance at end
	(8,000)	(8,461)

6           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

		(Unaudited)
	2013	2012
	RMB’000	RMB’000

Prepayments and other receivables	5,141	2,965
Deposits	3,185	4,267

	8,326	7,232

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7           Long term investments

2013
		Gross unrealized		Fair
	Amortized cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

(Unaudited)
2012
		Gross unrealized		Fair
	Amortized cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

The balance of investments has their market values close to their book balance.

8           Inventories

		(Unaudited)
	2013	2012
	RMB’000	RMB’000

Raw materials	2,680	1,689
Work in progress	15,068	12,302
Finished goods	20,410	17,647

	38,158	31,638

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9           Property, plant and equipment

		(Unaudited)
	2013	2012
	RMB’000	RMB’000

Buildings	33,707	32,561
Plant and machinery	7,938	7,847
Office equipment	2,899	2,732
Motor vehicles	1,125	1,125

	45,669	44,265

Less: Accumulated depreciation	(18,067)	(15,606)

	27,602	28,659

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,461	2,028	1,997

Buildings with carrying amount of approximately RMB33,707,000 and RMB32,561,000 as of December 31, 2013 and 2012 respectively were pledged, along with the land use right as discussed below, to secure the short-term loans.

10           Land use right, net
		(Unaudited)
	2013	2012
	RMB’000	RMB’000

Land use right	7,987	7,987
Less: Accumulated amortisation	(1,210)	(1,047)

	6,777	6,940

		(Unaudited)	(Unaudited)
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Amortisation expense	163	163	163

Land use right with a carrying amount of approximately RMB6,777,000 and RMB6,940,000 as of December 31, 2013  and 2012 was pledged, along with the buildings discussed above, to secure the short-term loans.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

12           Short term borrowings

The short term loans as of December 31, 2013 bear interest at fixed rates ranging from 6.83% to 7.80% per annum with maturity dates from 7 April, 2014 to 27 August, 2014 and are secured by the Company’s buildings and land use right. Interest paid during the years ended December 31, 2013 and 2012 were approximately RMB 1,702,000 and RMB 1,574,000 respectively.

13           Dividends to shareholders

In the fiscal year ended December 31, 2013 and 2012, the Company declared dividend of RMB 2,250,000 and RMB Nil respectively to the shareholders.

14           Amount due to a shareholder

The amount due to a shareholder do not bear any interest, unsecured and do not have clearly defined terms of repayment.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17           Pension plan

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

During the year ended December 31, 2013 and 2012, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB 1,963,000 and RMB1,726,000 respectively.

18           Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2013 (2012 and 2011: RMBNil. As of December 31, 2013, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2014 and thereafter.

19           Future Minimum rental receivable

As at the end of the reporting period, the Company’s total future minimum rental under non-cancellable operating leases are receivable as follows:-

	2013	2012
	RMB’000	RMB’000

Within 1 year	680	680
After 1 year but within 5 years	2,250	2,930
After 5 years	-	-

	2,930	3,610

20           Risk factors

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

22           Subsequent events

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.