Form 20-F
period 2014-12-31
EURO TECH HOLDINGS CO LTD
filed 2015-04-29
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes  ☑No

INTRODUCTION

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

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income/(loss) data for years ended December 31, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014 and 2013 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	4,857	5,406	7,468	5,339	6,130
Working capital(1)	5,267	5,830	5,706	5,730	6,444
Total assets	23,686	23,878	24,947	23,864	25,213
Short-term debt(2)	0	0	0	0	0
Net assets	17,817	17,877	17,756	17,909	18,101
Capital Stock	123	123	123	123	123
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	18,822	18,602	21,645	20,213	22,305
Cost of revenue	(13,991)	(13,138)	(15,480)	(15,322)	(16,564)
Gross profit	4,831	5,464	6,165	4,891	5,741
Selling and Administrative Expenses	(5,802)	(5,719)	(6,224)	(6,565)	(7,119)
Operating loss	(971)	(255)	(59)	(1,674)	(1,378)
Interest Income	27	45	46	60	42
Other income, net	65	54	48	82	9
(Loss)/gain on disposal of fixed assets	-	(1)	(22)	328	1
(Loss)/income before taxes	(879)	(157)	13	(1,204)	(1,326)

Income (taxes)/benefit	(18)	(73)	(142)	63	(154)

Equity in income of affiliates	892	325	9	1,131	723
Net Income/(Loss)	(5)	95	(120)	(10)	(757)

Less: net loss/(income) attributable to non-controlling interest	169	(113)	(309)	531	(330)
Net income/(loss) attributable to the Company	164	(18)	(429)	521	(1,087)

Other comprehensive (loss)/income
Net (loss)/income	(5)	95	(120)	(10)	(757)
Foreign exchange translation adjustments	(15)	181	-	215	177
Release of translation reserves upon disposal of a subsidiary	-	(74)	-	-	-

Comprehensive (loss)/income	(20)	202	(120)	205	(580)
Less: Comprehensive loss/(income) attributable to non-controlling interest	176	(167)	(309)	442	(397)

Comprehensive income/(loss) attributable to the Company	156	35	(429)	647	(977)

Net income/(loss) per Ordinary Share-Basic	0.08	(0.01)	(0.21)	0.25	(0.52)
-Diluted	0.08	(0.01)	(0.21)	0.25	(0.51)

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,069,223	2,069,223	2,070,685	2,087,922	2,099,894
Diluted	2,069,223	2,069,223	2,076,315	2,102,199	2,143,375

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2010 through 2014, the Renminbi has fluctuated and at the end of 2014, 2013, 2012, 2011 and 2010, the exchange rates were approximately RMB 6.1460 = US$ 1.00, RMB 6.1122 = US$ 1.00, RMB 6.3086 = US$ 1.00, RMB 6.3585 = US$ 1.00, RMB 6.6018 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2010	6.6018	6.6018	6.8344	6.7696
Fiscal 2011	6.3585	6.3318	6.6357	6.4640
Fiscal 2012	6.3086	6.2289	6.3862	6.3116
Fiscal 2013	6.1122	6.1084	6.3090	6.1943
Fiscal 2014	6.1460	6.0881	6.2080	6.1457

US$ to HK$

Fiscal 2010	7.7827	7.7507	7.8046	7.7689
Fiscal 2011	7.7690	7.7640	7.8090	7.7845
Fiscal 2012	7.7514	7.7501	7.7688	7.7571
Fiscal 2013	7.7546	7.7508	7.7651	7.7567
Fiscal 2014	7.7577	7.7500	7.7672	7.7547

The Following Months	Low	High	Average
US$ to RMB

July 2014	6.1527	6.2080	6.1687
August 2014	6.1434	6.1716	6.1591
September 2014	6.1377	6.1649	6.1517
October 2014	6.1235	6.1543	6.1403
November 2014	6.1319	6.1467	6.1412
December 2014	6.1217	6.1464	6.1353

US$ to HK$

July 2014	7.7500	7.7516	7.7504
August 2014	7.7500	7.7516	7.7505
September 2014	7.7502	7.7635	7.7519
October 2014	7.7548	7.7653	7.7582
November 2014	7.7521	7.7584	7.7546
December 2014	7.7511	7.7620	7.7547

ITEM 3D.	RISK FACTORS

You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely effected by any of these risks. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See – “Forward Looking Statements.”

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

There is friction between Hong Kong residents pressing for greater democracy and the new government leadership in Beijing. Leadership personnel at Beijing’s liaison office in Hong Kong had been abruptly replaced. The formula for the preservation of Hong Kong’s independent legal and economic system under Chinese sovereignty has been referred to as “one country, two systems.”  There appears to be a deep suspicion that Hong Kong’s democracy advocates are being manipulated by the United States to cause difficulties at China’s doorstep as regional tensions rise, i.e. as China has been asserting territorial claims in the East and South China Seas. The foregoing is raising concerns that civil liberties in Hong Kong may be eroded in the years to come. At this point in time it is not possible to predict if this trend will continue and what effect it will have on the Company, if any.

The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See  — “Economic Stability Uncertain.”

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the PRC government predicted a steep slowdown in growth from a 9.2% GDP in 2011 to a 7.5% GDP in 2012 and plans to lower growth to 7.0% GDP in 2015 with a focus on raising the incomes of the average citizen and seek a national economy less driven by investment and more by consumer demand . Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue Or Impact Positively On The Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely effect our business and operating results. Recently, the PRC government predicted that its annual growth rate in imports and exports would drop to 10% compared to more than 24% in 2011. From 2012 through 2014, the annual growth rates in imports and exports were 4.3%, 7.3% and 0.4% and 7.9% 7.9% and 6.1%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

The International Financial Crisis and Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

With deteriorating worldwide economies global markets have experienced significant turmoil and upheavals characterized by extreme volatility and the volatility in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, high unemployment and declining consumer and business confidence. It appears that international economic deterioration has negatively impacted our revenue and other results of operation. We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely affected in the future.

Slowed and Uneven Economic Growth.

The PRC’s economy has experienced significant growth in recent years, but that growth has been uneven among various geographic regions and economic sectors and appears to have slowed. Economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increase of such disparities could adversely affect political or social stability. The PRC’s economy experienced a slowdown beginning in the fourth quarter of 2008 as a result of a global economic crisis. There can be no assurance that the PRC’s economy will grow, that if there is growth, such growth will be steady and uniform. The slowdown has had a negative effect on our business.

PRC Inflation.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3%, 5.4%, 2.6%, 2.6%, and 2.0% in 2010, 2011, 2012, 2013 and 2014, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Certain Risks Relating To The Company’s Business

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

Since Fiscal 2008, the Company’s revenues have continued to decline and its losses have increased. The Company primarily attributes the revenue reduction, operating loss and loss before income taxes to the global international economic downturns and having key suppliers selling their products through China suppliers other than the Company. Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. A major portion of the operating loss for Fiscal 2011 was principally from Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited for the amount of approximately US$932,000 as a result of loss of approximately US$632,000 for its joint venture and research and development expenses of approximately US$193,000 incurred for its ballast water treatment system (“BWTS”). During Fiscal 2012, the Company had revenues of approximately US$21,645,000, an operating loss of approximately US$59,000 and a profit before income tax of approximately US$13,000. The principal reason for the operating loss for Fiscal 2012 was research and development expenses of approximately US$930,000 incurred for its BWTS. During Fiscal 2013, the Company had revenues of approximately US$18,602,000, an operating loss of approximately US$255,000 and a loss before income tax of approximately US$157,000. The principal reason for the operating loss for Fiscal 2013 was the drop in sales revenue from engineering activities as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. During Fiscal 2014, the Company had revenues of approximately US$18,822,000, an operating loss of approximately US$971,000 and a loss before income tax of approximately US$879,000. The principal reason for the operating loss for Fiscal 2014 was the drop in sales revenue and gross margin from engineering activities as a result of strong competition and the international economic slowdown.

We also believe that we are entering difficulties in the PRC in obtaining certain new customers for our products and services as these potential new customers appear reluctant to separate from their current service providers and sellers.

As the international economic downturn appears to be continuing, showing only modest positive economic improvement and the Company may face further competition by having key suppliers selling their products through China suppliers other than the Company, there can be no assurance that the Company’s revenues will not decline further and losses will not increase.

Future Plans To Increase Revenue; Decrease Losses and Return To Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date this has not been successful but the Company plans to continue these economizing efforts. Also, land based tests and sea based tests for its BWTS model P-300 with a treatment related capacity of 300 cubic meters/hour were passed, and the Company  obtained formal certification  from China’s Classification Society (“CCS”) and acceptance from U.S. Coast Guard for use as an Alternate Management Systems (“AMS”) in U.S. waters. The Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels.  There can be no assurance that continuing its streamlining efforts and its testing of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company. Even if the Company builds a market for a product or service, the research and development and marketing of that product or service will result in losses to the Company for a significant period of time, even if that product or service ultimately becomes profitable. Also, we have developed products that have resulted in nominal sales or that we have been unable to market to date. There can be no assurance that products, if any, that we develop in the future, will not have similar results with the time, effort and expense used to develop any such products having a material adverse effect on the Company.

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

Dependence Upon Management.

The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company’s Board of Directors and its Chief Executive Officer. The business of the Company could be adversely effected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. The Company does not maintain “Key Man” life insurance on the lives of any of its officers and directors. See – Item 6. “Directors, Senior Management and Employees.”

Material Adverse Effect Upon The Company Of PRC’s Credit Restrictions.

The Company faces increasing competition from other distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and the PRC. Competition may cause purchaser demands for price reductions and reduced profit margin.

Competition With Vendors.

As the Company assembles products of the kind that it presently distributes, the Company may directly compete with certain of its vendors. Any such direct competition may adversely affect its relationship with its vendors. See – Item 4. “Information on the Company.”

Dependence On Vendors: Lack of Long Term Arrangements: Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors, including, Thermo Fisher Scientific Group (“Thermo”), Biotage Sweden AB (“Biotage”), Stanford Research Systems, Inc. (“Stanford”), and Hach Company-Lachat Instruments (“Hach”) that are the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2011, our sales revenue from trading activities decreased by approximately 17% as a result of a loss of vendors. During Fiscal 2012, our sales revenue from trading activities slightly decreased by approximately 5% but no significant vendors were lost. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities. During Fiscal 2013, our sales revenue from trading activities slightly increased by approximately 2%. During Fiscal 2014, our sales revenue from trading activities slightly increased by approximately 6%.

Risks Relating To the Company Itself; Control By T.C. Leung; Potential Conflict Of Interests.

T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer, as a practical matter, is able to nominate and cause the election of all the members of the Company’s Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, Mr. Leung can have the Company managed in a manner that would be in his own interests and not in the interests of the other shareholders of the Company. See – Item 6. “Directors, Senior Management and Employees” and Item 7. “Major Shareholders and Related Party Transactions.”

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

All of the Company’s assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States’ courts arising out of or based on the ownership of the securities, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See — “Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders not as Extensive as in U.S. Corporations.”

Being A Foreign Private Issuer Exempts Us From Certain SEC And NASDAQ OMX (“NASDAQ”) Requirements.

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

On April 22, 2015, the closing price of the Company’s Ordinary Shares was US$2.9. If we are unable to meet the continued quotation criteria of NASDAQ and are suspended from trading on these markets, our securities could possibly be traded in the over-the-counter market and be quoted in the so-called “pink sheets” or, if then available, the OTC Bulletin Board. In such an event, an investor would likely find it more difficult to dispose of, or even obtain accurate quotations of, our securities. See—“We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

We Are Also Required To Meet Certain, But Not All, Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

Although, in the past, we have been able to satisfy corporate governance criteria applicable to NASDAQ listed issuers, those criteria are difficult to comply with and include, among other things: (a) a heightened degree of independence of members of the board of directors with independent directors to, among other things: hold regular meetings among themselves only; (b) establishment of a code of conduct addressing compliance with laws; and (c) a limit on payments to independent directors and their family members (other than for services on the board of directors).

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ. (See—“Being a ‘Controlled Company’ Exempts Us From Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”)

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

The Market Price Of Our Securities Has Been Fluctuating Widely.

During the past several years, the market price of our Ordinary Shares has fluctuated widely on occasion. Except for the price declines that the Company attributes to the current international economic downturn, the Company knows of no reason for these wide fluctuations. See – Item 9.C “Markets.”

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2014 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2014. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2014 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See—Item 10, “Taxation—United States Federal Income Taxation.”

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

U.S. listed companies that have substantial operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any unwarranted scrutiny, even allegations that are not true, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact”, collectively with “Yixing”, the “Pact-Yixing”), companies engaged in water and waste-water treatment solution business, became our majority-owned subsidiaries in 2005 and 2010, and we acquired additional two percent (2%) and five percent equity interests in Pact-Yixing, respectively.

Pact-Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China. Pact-Yixing, through agents and business alliances, also conduct similar operations in the Middle East.

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai — Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Euro Tech (Far East) Ltd. Shanghai — Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company as we have a 58% equity interest in Pact-Yixing that operates similar business activities to avoid duplication of costs and efforts. Shanghai — Environmental is just completing its outstanding projects and had made operating loss of approximately US$238,000 in Fiscal 2014 and we plan to wind down it upon completion of the outstanding projects.

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

In Far East owns a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue and net income have steadily increased during Fiscal 2010 and Fiscal 2011. During Fiscal 2012, Blue Sky’s sales orders increased by 27%. However, the delay in implementation of some major projects resulted in revenue and net income decreases.  Blue Sky's revenue and net income have steadily increased during Fiscal 2013 and Fiscal 2014.

We have a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”). Jia Huan has been in the environmental protection business since 1969. Approximately 95% of Jia Huan’s business is related to air pollution control and less than 5% is related to water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are used as air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from exhaust stacks.

In Fiscal 2014, Blue Sky and Jia Huan made income contribution of approximately US$740,000 and US$152,000, respectively, to the Company. According to publicly available news reports, the PRC’s Premier opened that country’s 2013 annual Parliament meeting and declared war on pollution and the PRC’s National Development and Reform Commission (“NDRC”), the PRC’s economic planner reported that new guidelines would be issued on relocating key industries away from urban centers to help tackle smog. The NDRC said it would seek to ensure that polluters pay by establishing a new mechanism to compensate victims of environmental damage and hold local officials accountable. We hope that the foregoing will benefit these two affiliates.

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, Shenyang, and Urumqi. The Company’s PRC trading subsidiaries are Chongqing Euro Tech Rizhi Technology Company, Rizhi Euro Tech Investments (Shaanxi) Company Limited and Guangzhou Euro Tech Environmental Equipment Company Limited.

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

Laboratory and portable instruments generally consist of analytical instruments including, but not limited to the following: spectrophotometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See – “Glossary.”

The Company also distributes continuous-reading process analyzers, process turbidimeters, pH controllers and analyzer accessories. These products are generally used to monitor and control drinking water quality to ensure that water treatment procedures comply with regulatory standards. See – “Glossary.”

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

The water and waste-water treatment processes applied at Pact-Yixing cover chemical, physical, biological and membrane separation. A combination of those processes are normally used to treat a specific industrial process feed or effluent. With respect to the water treatment side of Pact-Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants. As for waste-water treatment, Pact-Yixing design and build biological treatment systems, oil coalescers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfiltration, dewatering systems and package type mobile sewage treatment plants. Biological treatment plants cover both aerobic and anaerobic processes. State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBR (membrane biological reactors) are technologies also covered by Pact-Yixing. See – “Glossary.”

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment. Pact and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture (the “JV”). Pact invested US$300,000 and had a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, the Company’s Managing Director and a third party each invested US$100,000 in consideration for 20% interests.. The JV had an operating loss of approximately US$632,000 in Fiscal 2011 as a result of expenses resulting from the liquidation of the JV, such as severance payments and impairment of inventory. The JV was liquidated and its business has been taken over by Pact-Yixing.

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

During Fiscal 2012, there was no loss of major products distribution right, revenues from trading activities slightly declined but the gross profit remained the same as Fiscal 2011. Due to our continuous efforts in economizing by cutting staff, consolidating offices (as early as Fiscal 2010) while attempting to improve staff productivity, our operating loss from trading activities decreased. Revenue from Pact-Yixing increased in Fiscal 2012 resulted in operating profit from engineering activities even though approximately US$ 930,000 was utilized for research and development expenses for the BWTS. In Fiscal 2012, the general manager left and during that year and Fiscal 2013 there was no significant sales contracts received for Shanghai — Environmental and we intend to phase out this company due to the duplication of its business activities with Pact-Yixing.

During Fiscal 2013, there were no major changes in revenues from trading activities. Revenue from Pact-Yixing decreased in 2013 resulting in a decrease in operating profit from engineering activities of approximately US$ 295,000. During Fiscal 2014, there were slight increase in revenues from trading activities. Revenue from Pact-Yixing decreased in 2014 and research and development costs of approximately US$631,000 spent for BWTS and operating loss of approximately US$238,000 of Shanghai —Environmental, resulting in operating loss from engineering activities of approximately US$640,000.

Our Strategy for 2015

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to COD analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and used by water and wastewater treatment plants and other industries such as beverage, as consumables by water and wastewater treatment plants, consumables with the water analyzers to monitor the quality of the water/ discharged water. Our existing distribution network for these products, is not that effective, we experienced no significant increase in sales for same in Fiscal 2013 and continue to seek new distribution channels. Also, during the 1st Quarter of Fiscal 2013, we received three engineering contracts worth about US$ 2.3 million from two foreign companies outside China and one company in China and we feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact-Yixing’s competitive prices and the high quality of its services. Two of said contracts were completed in Fiscal 2013 and the remaining one contract was completed in Fiscal 2014. We have been investing significant portion of our resources to developing our BWTS for the global market and expects the new BWTS business will generate revenues for coming years of which no assurance can be given. We will also explore the opportunities for wastewater treatment for fracking water in oil and gas industry, and Flue Gas Desulfurization processes. Flue Gas Desulfurization (FGD) are a set of technologies used to remove environmentally harmful compounds such as Sulfur Dioxide (SO2), Oxides of Nitrogen(NOx) and Heavy Metal contaminated Ash & Particulate Matter (PM2.5, PM10) from the exhaust flue gas of fossil-fuel burning plants, which includes almost all thermal power plants and many other industrial production plants. FGD processes utilizes vast quantities of water to scrub the flue gas, which transfers the above mentioned harmful compounds from the flue gas into the water used to scrub the exhaust flue gas. Thus, FGD processes produces large quantities of high strength industrial wastewater containing various high strength acids and heavy metals which needs to be treated before the water can be discharged or reused for other purposes. With the tightening of both air and water discharge standards for industrial processes in China, the market for FGD and its associated wastewater treatment for reuse or discharge is expected by the Company to experience strong growth.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. The revenue from sales of air quality monitoring instruments is nominal as the Company has not been able to acquire a distributorship for air quality instruments from brand name manufactures that we believe engage in direct customer sales or rely on their existing distributors. Sample pre-treatment equipment are used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See – “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 67.5%, 59.1% and 55.3% of its revenues from the sale of scientific instruments during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

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

The Company derived approximately 31.2%, 39.4% and 42.9% of revenues from the sale of Power Solutions and Process during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.3%, 1.5% and 1.8% of its revenues from technical support operations during Fiscal 2014, Fiscal 2013, and Fiscal 2012, respectively.

Customers. During Fiscal 2014, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company.  Directed at water treatment plants, environmental monitoring status, hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We plan to market and sell this product in Fiscal 2015. Shanghai Euro Tech Limited achieved its economic breakeven point in Fiscal 2014.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Biotage, Stanford and Hach, which are the Company’s largest suppliers, with purchases from them accounting for approximately, 10%, 17%, 7% and 11% during Fiscal 2012, 20%, 17%, 8% and 8% during Fiscal 2013 and 33%, 11%, 11% and 8% during Fiscal 2014, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements with Biotage and Hach. The Company has only an Authorization Letter from Thermo granting the Company rights to sell Thermo’s Mass Spec Products in Hong Kong and Macao which is valid until December 31, 2015. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization (“IMO”) requires that Ballast Water Management (“BWM”) Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage, if and when it goes into force, all ocean going vessels be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge. Pact has been attempting to develop a non-chemical BWTS since late 2010 and Pact has successfully completed and passed the land based test requirement in 2012, and passed  ship board testing and  obtained CCS certification in the PRC and comply with IMO convention in 2014.  As of December 31, 2013, 38 countries have joined, representing 30.38% of world merchant shipping tonnage.  The BWM Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage.  The adoption of the last set of Guidelines for the uniform implementation of the BWM Convention and the approval and certification of modern ballast water treatment technologies have removed the last barriers to the ratification of instrument and significant number of countries have indicated their intention to accede to this Convention in the near future.  We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in the BWM Convention shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or received no indications of interest for the private sales of our securities.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com) will allow us to continue to offer products at lower prices than our competitors. This website is not that effective at this moment.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. As we begin to promote our BWTS product that currently treats wastewater at a rate of 300 cubic meters per hour, we are also developing other BWTS products with greater treatment capacities, namely 500, 750 and 1,000 cubic meters per hour and will apply type-approval certifications from CCS, AMS and Lloyd's Register (“LR”) for its full range products to target larger markets. LR is the world's oldest and most well-regarded Ship Class Society to which we need to obtain a type-approval certification in order to supply our BWTS products to LR Class ships.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (MEP), under which there are Environment Protection Bureaus in each city and county. According to information provided by MEP, there are over 2,700 monitoring stations to collect and analyze the environmental data of each city and county.  Besides MEP has identified over 14,400 major industrial polluters, including wastewater discharging enterprises, flue gas emitting enterprises, municipal wastewater treatment plants and heavy metal producing enterprises, for pollution control. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD by 8% and ammonia nitrogen and nitrogen dioxide by 10%. The PRC government passed a law requiring power distributors to combat global warming. A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff. Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has implemented plans to assemble products of the kind that it presently distributes (see – “Product Assembly Operations”). Assembly operations have developed to the stage where some products have already been presented to the market and the Company is in direct and unavoidable competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company and that such a development would not materially adversely affect the Company’s core business.

During Fiscal 2014, Fiscal 2013 and Fiscal 2012, the Company’s gross profit margins were approximately 26%, 29% and 28%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During Fiscal 2010, the Company closed five retail outlets and one representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. During Fiscal 2011, the Company closed two representative offices and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 18 people. During Fiscal 2012, we reduced overall staffing by seven people. During Fiscal 2013, the Company had a marketing and sales force of 27 people who are paid a salary plus a sales-based commission. During Fiscal 2014, the Company had a marketing and sales force of 27 people who are paid a salary plus a sales-based commission .  Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company.

Our remaining sales companies are located in: Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in: Beijing and Urumqi. The representative offices are liaison offices of Far East while the sales offices are actually engaged in sales of the Company's products and assisting customers in the use of our products.

Litigation

After a fatal traffic accident in September 2010, the parents of two persons who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong city, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs sought damages of US$ 64,000 and US$ 95,000, respectively, and attorney’s fees. The Company vigorously defended the action and denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable to joint and several liability with the driver, but to bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management decided not appealing as the chance of success was remote. The verdict by the People’s Court was executed in Fiscal 2014. The family of a Company employee who died in the accident has asked for additional compensation which was settled in Fiscal 2014.

Statement of claim was issued by Zhang Qiu Song as the plaintiff against Yixing Pact Environmental Technology Co., Ltd as the defendant in civil claims at the People's Court of HuangBu District, Shanghai, PRC. Seeking compensations of approximately US$77,000 for a labor dispute on March 26, 2015. That court issued a verdict on the same day finding the Company liable. The claim has been provided during the year.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

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

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2014 were approximately US$293,000. Future minimum rental payments as of December 31, 2014, under the agreements classified as operating leases with non-cancellable terms amounted to US$390,000 of which US$240,000 are payable in the year 2015 and US$150,000 are payable within years 2016 to 2020.

The Company maintains an executive office at Unit C and D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2015 with a monthly rental payment of approximately US$4,846. The Company expects to renew the lease for another 2 year term in May 2015. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

The Company owns approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company’s five field and representative offices are rented by the Company pursuant to short-term leases with an aggregate rent of approximately US$2,200 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,217. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$2,848. Shanghai Euro Tech Environmental Engineering Company, Ltd’s premises are also rented pursuant to a short term lease for a monthly rent of approximately US$1,300.

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

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

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

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2012	73%	25%
2013	66%	32%
2014	58%	33%

Sales to customers situated in Macau and elsewhere through Fiscal 2014 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue increased by 7% in Fiscal 2013 as compared with Fiscal 2012. Sales in Hong Kong, expressed as a percentage of our revenue increased by 1% in Fiscal 2014 as compared with Fiscal 2013. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue decreased by 7% in Fiscal 2013 as compared with Fiscal 2012. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices . Sales in the PRC, expressed as a percentage of total revenue decreased by 8% in Fiscal 2014 as compared with Fiscal 2013. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. See –
Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2014		2013		2012		2011		2010
Revenue	18,822	100%	18,602	100%	21,645	100%	20,213	100%	22,305	100%
Cost of revenue	13,991	74.3%	13,138	70.6%	15,480	71.5%	15,322	75.8%	16,564	74.3%
Gross Profit	4,831	25.7%	5,464	29.4%	6,165	28.5%	4,891	24.2%	5,741	25.7%
Selling and administrative Expenses	5,802	30.8%	5,719	30.7%	6,224	28.8%	6,565	32.5%	7,119	31.9%
(Loss)/income before income Taxes	(879)	-4.7%	(157)	-0.8%	13	0.1%	(1,204)	-6.0%	(1,326)	-5.9%
Income taxes/(benefit)	18	0.1%	73	0.4%	142	0.7%	(63)	-0.3%	154	0.7%
Equity in income of Affiliates	892	4.7%	325	1.7%	9	0.1%	1,131	5.6%	723	3.2%
Net (loss)/income	(5)	-%	95	0.5%	(120)	-0.6%	(10)	-0.1%	(757)	-3.4%
Net loss/(income) attributable to Non-controlling interest	169	0.9%	(113)	-0.6%	(309)	-1.4%	531	2.6%	(330)	-1.5%
Net income/(loss) attributable to the Company	164	0.9%	(18)	-0.1%	(429)	-2.0%	521	2.6%	(1,087)	-4.9%

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$ 220,000 or 1.2% to approximately US$ 18,822,000 in Fiscal 2014 from approximately US$ 18,602,000 in Fiscal 2013. Revenue from trading and manufacturing activities increased by approximately US$661,000, while revenue from engineering activities decreased by approximately US$ 441,000. The decrease in revenues from engineering activities was principally due to a decrease of approximately US$ 342,000 for Shanghai — Environmental. Pact-Yixing’s revenues of approximately US$ 7,060,000 and US$ 7,159,000 were included in our revenues in Fiscal 2014 and Fiscal 2013, respectively.

Gross profits decreased by approximately US$ 633,000 or 11.6% to approximately US$ 4,831,000 for Fiscal 2014 as compared to approximately US$ 5,464,000 for Fiscal 2013.   During Fiscal 2014, the Company’s cost of revenue was approximately US$ 13,991,000, or 74.3% of revenues, in comparison to approximately US$13,138,000, or 70.6% for Fiscal 2013. Cost of revenue expressed as a percentage of revenue increased by 3.7% in Fiscal 2014 as compared with Fiscal 2013. The gross profit margin percentage decrease was due principally to decrease in gross margin of engineering revenues. Pact-Yixing contributed approximately US$ 2,264,000 to our gross profit in Fiscal 2014, a decrease of approximately US$ 618,000 from Fiscal 2013.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$ 5,802,000 in Fiscal 2014, a slight increase of approximately US $83,000 or 1.5% from approximately US$ 5,719,000 in Fiscal 2013. The major increase was research and development expenses incurred for the BWTS, increased from approximately US$425,000 in Fiscal 2013 to approximately US$631,000 in Fiscal 2014. Such  increase was offset by the reduction of selling and administrative expenses other than research and development expenses.

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$892,000 in Fiscal 2014, an increase of approximately US$567,000 from approximately US$ 325,000 in Fiscal 2013.

Interest Income. Interest income in Fiscal 2014 was approximately US$27,000 as compared to approximately US$45,000 in Fiscal 2013.

Other Income. Other income increased by approximately US$ 11,000 or 20.4% to approximately US$ 65,000 in Fiscal 2014 from approximately US$ 54,000 in Fiscal 2013. The increase in other income was principally due to increase in rental income of approximately US$ 5,000 and decrease in currency exchange loss of approximately US$6,000.

Loss/Gain on Disposal of Fixed Assets. There was no loss on disposal of fixed assets in Fiscal 2014 as compared to approximately US$ 1,000 in Fiscal 2013.

Income Taxes. Taxes decreased by US$ 55,000 to approximately US$ 18,000 in Fiscal 2014 from approximately US$73,000 in Fiscal 2013. This decrease was primarily the result of decrease in net taxable income for Fiscal 2014.

Net Income. Income from continuing operations improved by approximately US$ 182,000 to a net income of approximately US$ 164,000 in Fiscal 2014 from a net loss of approximately US$18,000 in Fiscal 2013. The improvement was primarily due to the profit contribution from the affiliates.

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$   3,043,000 or 14.1% to approximately US$ 18,602,000 in Fiscal 2013 from approximately US$ 21,645,000 in Fiscal 2012. The decrease was principally due to a decrease in revenues from engineering activities of approximately US$3,163,000 consisted of a decrease of approximately US$ 887,000 for Shanghai — Environmental and a decrease of approximately US$ 2,276,000 for Pact-Yixing. The drop in sales revenue from engineering activities in the PRC was the result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. Pact-Yixing’s revenues of approximately US$ 7,159,000 and US$ 9,435,000 were included in our revenues in Fiscal 2013 and Fiscal 2012, respectively.

Gross profits decreased by approximately US$ 701,000 or 11.4% to approximately US$ 5,464,000 for Fiscal 2013 as compared to approximately US$ 6,165,000 for Fiscal 2012.   During Fiscal 2013, the Company’s cost of revenue was approximately US$ 13,138,000, or 70.6% of revenues, in comparison to approximately US$15,480,000, or 71.5% for Fiscal 2012. Cost of revenue expressed as a percentage of revenue decreased by 0.9% in Fiscal 2013 as compared with Fiscal 2012. The gross profit margin percentage increase was due principally to improvement in gross margin of engineering revenues. Pact-Yixing contributed approximately US$ 2,882,000 to our gross profit in Fiscal 2013, a decrease of approximately US$ 709,000 from Fiscal 2012.

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

The Company has primarily used its own funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2014 and Fiscal 2013 were approximately US$ 5,267,000 and US$5,830,000, respectively.

During Fiscal 2014, the Company used net cash of approximately US$470,000 in its operating activities principally as a result of net income of US$164,000, increase in accounts receivables of approximately US$186,000 and inventory of approximately US$49,000, and decrease in other payables of approximately US$ 585,000 which was partially covered by decrease in prepayments and other current assets of approximately US$695,000 and  increase in accounts payable of  approximately  US$446,000.

During Fiscal 2014 and Fiscal 2013, the Company used approximately US$ 64,000 and generated approximately US$ 336,000 in investing activities, respectively. The Company used approximately US$10,000 and US$51,000 to purchase facilities and equipment in Fiscal 2014 and Fiscal 2013, respectively. During Fiscal 2013, the Company received proceeds of approximately US$1,000 on disposal of plant and equipment. During Fiscal 2014 and Fiscal 2013, the Company used approximately US$314,000 and reduced approximately US$274,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks in projects requiring performance guarantees and During Fiscal 2014 and Fiscal 2013, the Company received dividends of approximately US$302,000, and US$246,000 respectively, from the affiliates and paid dividends of approximately US$42,000, and US$134,000 respectively, to non-controlling interest. During Fiscal 2014 and Fiscal 2013, the Company received dividends of approximately US$302,000, and US$246,000 respectively, from the affiliates. During Fiscal 2014 and Fiscal 2013, the Company paid dividends of approximately US$42,000, and US$134,000 respectively, to non-controlling interest.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$1,666,000 at December 31, 2014. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$5,406,000 at the end of Fiscal 2013 to US$4,857,000 at the end of Fiscal 2014. The principal reason for the decrease in cash was the net cash outflow from operating activities.

The Company’s net accounts receivable increased from approximately  US$4,082,000 at the end of Fiscal 2013 to US$4,268,000 at the end of Fiscal 2014. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory increased from approximately US$494,000 at the end of Fiscal 2013 to US$543,000 at the end of Fiscal 2014.

The Company’s capital expenditures were approximately US$10,000 and US$51,000 in Fiscal 2014 and Fiscal 2013, respectively. Capital expenditures during Fiscal 2014 and Fiscal 2013 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2014, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

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

Critical Accounting Policies

In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

ITEM 5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2014, Fiscal 2013 and Fiscal 2012, the Company expensed approximately US$631,000, US$427,000, and US$930,000, respectively, on the development of its products. It is anticipated that an additional US$600,000 in research and development costs will be expended on similar projects and potential research and development projects for the development of BWTS, air and water testing equipment and monitoring equipment during Fiscal 2015.

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

ITEM 5E.	OFF BALANCE SHEET ARRANGEMENTS.

None.

ITEM 5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations	Total			Less than 1 Year			1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	390,000	$	US	240,000	$	US	150,000	—	—

Total Contractual Cash Obligations	US$	390,000	$	US	240,000	$	US	150,000	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.	DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	71	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	56	Director and Chief Financial Officer

Alex Sham	51	Director

Y.K. Liang	85	Director

Ka Chong Cheang	86	Director (until March 31, 2015)

Li Da Weng	70	Director

Vincent Pak Kan Wong	65	Director (commencing March 30, 2015)

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

Ka Chong Cheang had been a Director of the Company from December 2005 until March 31, 2015. From 1952 until 1977, he had been shipping manager for John Swire & Sons (Hong Kong) Ltd., a firm engaged in the importing and exporting shipping industry. For more than the past five years, Mr. Chong has been a business consultant.

Li Da Weng, has been a Director of the Company since June 2006.  From 1993 until January 2005, he was the General Director of the Yangtze Valley Water Resources Protection Bureau (“YVWRPB”). He was employed by the YVWRPB in various positions, for more than 25 years, before he became the General Director in 1993. Since 2005, he has been the Secretary General of Yangtze Forum, a group of governments, businesses, universities and research institutes meeting on occasion to discuss issues on protecting and developing the Yangtze River, and since 1994 he has been a member of the Science and Technical Committee of Changjiang Water Resources Commission. Mr. Li Da Weng graduated from Hengyang Mining and Metallurgy College (now known as Nanhua University) in 1965 with a Bachelor’s Degree in Analytical Chemistry. From December 1981 to December 1983, he was a visiting scholar at the Canada’s Centre for Inland Waters, National Water Research Institute.

Vincent Pak Kan Wong became a Director of the Company on March 30, 2015. He has a background in accounting and business management. He served as the Deputy Company Secretary of John Swire & Sons (HK) Ltd, which specializes in divisions of property, beverages, industrial, offshore oil and shipping services from 2007 to 2013. From 2004 to 2006, he served as the General Manager of Guangmei Foods Co. Ltd. He is also a director of Primroses Park Ltd., which is a property investment holding company in the United Kingdoms. He is an Associate Member of The Chartered Association of Certified Accountants, FCCA and Hong Kong Institute of Certified Public Accountants.
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

The Company had 2 meetings of its Board of Directors during Fiscal 2014, while its Audit Committee had 4 meetings during Fiscal 2014.

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

David YL Leung is the General Manager of Yixing Pact Environmental Technology Ltd, Shanghai. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining PACT, he was the Business Development Manager of Euro Tech (Far East) Ltd, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macao. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010). Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman.

ITEM 6B.	EXECUTIVE COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2014, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$ 193,000, Jerry Wong, Chief Financial Officer received a yearly salary of US$102,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$ 110,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$135,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2014 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2014.

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

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in the PRC. The Company contributes approximately 12% to 21% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2014, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$378,000.

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

Effective November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing-Pact, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.484 per share. The exercise price was determined by the average closing price of the Company’s Ordinary Shares as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2014		2013		2012
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	-	-	-	-	36,255	3.36
Granted	20,692	3.484	-	-	-	-
Cancelled/Expired	-	-	-	-	(36,255)	(3.36)
Exercised	-	-	-	-	-	-

Outstanding, end of year	20,692	3.484	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2013, no options were outstanding and exercisable. All stock options plans expired in 2012.

As of December 31, 2014, there were 20,692 options outstanding.

The Company adopted the provisions of ASC 718-10, which requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.

The Binomial option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realizable measure of the fair value of the stock options.

ITEM 6C.	BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in August of this year. All of the Company’s six directors were re-elected at the Company’s last annual meeting of shareholders in October 2014. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During Fiscal 2014, the Audit Committee met 4 times, being attended by all members. The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

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

The Audit Committee is currently composed of Y.K. Liang, Vincent Pak Kan Wong and Li Da Weng. The Audit Committee’s “financial expert” is Y.K. Liang. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

ITEM 6D.	EMPLOYEES.

At April 25, 2015, the Company (exclusive of Yixing-Pact) had approximately 79 full-time employees. At December 31, 2014, 2013 and 2012, staffing levels were approximately as follows:

	2014	2013	2012
Marketing and sales	27	27	32
Administrative	30	31	32
Technical	22	22	27
Total full time employees	79	80	91

At April 25, 2015, Pact-Yixing had approximately 50 full-time employees.  December 31, 2014, 2013 and 2012, respectively, staffing levels were approximately as follows: Engineers; 39, 41 and  42, Administrative Persons; 12, 9 and 10.

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

The following table sets forth, as of April 25, 2015, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group:

	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)	1,059,852	51.2%

Pearl Venture Ltd.(1)	247,068	11.9%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Ka Chong Cheang(1)(3)	*	*

Li Da Weng(1)	*	*

Vincent Pak Kan Wong (1)	*	*

All Executive Officers And Directors of the Company as a group (6 persons)(2)	1,148,440	55.5%
_______________________
*	Denotes Nil

(1)
The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The address for Pearl Venture Ltd. (“Pearl”) is Columbus Centre Building, Wichhams Cay, Road Town, Tortola, BVI.

(2)	Includes shares of the Company’s Common Stock owned of record by Pearl, which is a trust established for the benefit of Mr. Leung.

(3)	Former Director.

ITEM 7B.	RELATED PARTY TRANSACTIONS.

See – Item 4.B. Business Overview - Business for the discussion of the formation of the joint venture. Pact Environmental Equipment Co. Limited.

See – Item 6B. Compensation.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 8A.1	See – Item 18.

Item 8A.2	See – Item 18.

Item 8A.3	See – Report of Independent Registered Public Accounting Firms, pages F-2 and F-3.

Item 8A.4	We have complied with this requirement.

Item 8A.5	Not applicable.

Item 8A.6	Not applicable.

Item 8A.7	Legal Proceedings. See - “Item 4B. Business Overview-Litigation.”

Item 8A.8	Dividend Policy.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2010	5.49	14.74
2011	2.15	9.13
2012	1.98	6.30
2013	2.40	6.75
2014	2.56	6.24

Quarters Ended	Low	High
	US$	US$

March 31, 2013	2.62	3.75
June 30, 2013	2.40	3.30
September 30, 2013	2.47	5.60
December 31, 2013	3.12	6.75
March 31, 2014	4.03	6.23
June 30, 2014	3.88	5.60
September 30, 2014	3.76	6.05
December 31, 2014	2.56	3.99
March 31, 2015	2.04	4.41

The Following Months	Low	High
	US$	US$
November 2014	3.15	3.96
December 2014	2.56	3.80
January 2015	2.04	2.85
February 2015	2.04	3.09
March 2015	2.53	4.41

Based upon information received from its transfer Agent, the Company believes that it has approximately 37 shareholders of record including 905 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

ITEM 9C.	MARKETS.

See – Item 9A. “Listing Details.”

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Authorized Capital. The authorized capital of the Company is comprised of 20,000,000 Ordinary Shares and 5,000,000 shares of Preferred Stock. All of the Company’s shares of capital stock have no par value. In January 2012, the Company combined (reverse split) all of its issued Ordinary Shares at a ratio of two shares for each eleven shares issued. As of December 31, 2014 and 2013, there were 2,069,223 and 2,069,223 Ordinary Shares issued and outstanding with 160,386 and 160,386 Ordinary Shares held by the Company as treasury shares. As of April 1, 2014 and 2015, there were 2,069,223 and 2,063,909 Ordinary Shares issued and outstanding with 160,386 and165,700, respectively held by the Company as treasury shares.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2014 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

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

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2014 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2014, ETTS had an assessable loss carried forward of US$506,117 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for the PRC Enterprise Income Tax of 25% for 2014. As of December 31, 2014, SET had an assessable loss carried forward of US$390,290 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25%. As of December 31, 2014, SETEE had an assessable loss carried forward of US$1,635,072 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing-Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25%.

Variable Interest Entities (“VIEs”) of the Company provide for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.2 million at December 31, 2014 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2014	2013	2012
	US$000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(194)	(49)	31
Change in valuation allowances	93	124	166
Under-provision for income tax in prior years	-		-
Non deductible expenses	119	(2)	(55)
Total provision for income tax at effective tax rate	18	73	142

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,357,000 as at December 31, 2014.

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

ITEM10I.	SUBSIDIARY INFORMATION

For information on the Company’s subsidiaries see – Item 4C. The separate financial statements of Blue Sky and Jia Huan, as required under Regulation S-X 210.3-09, entities in which the Company owns a 20% equity interest are attached hereto.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2014. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were so automatically re-registered were not required to submit new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act. See – Item 10B. Memorandum and Articles of Association. In December 2011 and January 2012, the Company filed Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company's charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company's accounting treatment of share capital need not change. Changes in the Company's Amended and Restated Memorandum are summarized in the Company's Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. This description and the descriptions contained in the Forms 6-K incorporated by reference do not purport to be complete and are qualified in the entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems were determined to be effective they may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of the SEC. The Committee includes Messrs. Y.K. Liang, Vincent Pak Kan Wong, and Li Da Weng. Mr. Y.K. Liang is the “financial expert” on that committee. See Mr. Liang’s biographical data in “Item 6A. Directors and Senior Management.” contained in this Report.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K. F. Chan & Co. (“DKFC”) who were are principal external auditors for 2014, 2013 and 2012.

		For the Year Ended December 31
	2014	2013	2012
	US$	US$	US$

Audit fees(1)	125,000	110,000	110,000
Audit-related fees(2)	Nil	Nil	Nil
Tax fees(3)	Nil	Nil	Nil
All other fees	Nil	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2014, 2013 and 2012 respectively.

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

 In January 2015, the Company adopted another program to repurchase up to 60,000 of its issued and outstanding ordinary shares by January 21, 2016. As of March 31, 2015, 5,314 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$ 2.27 to US$ 3.115 with an average price per share of US$ 2.80 as more particularly described below:

January 2015 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2015 to
January 31, 2015	1,314	$	US 2.58	1,314	58,686
February 1, 2015
February 28, 2015	2,700	$	US 2.78	4,014	55,986
March 1, 2015 to
March 31, 2015	1,300	$	US 3.06	5,314	54,686

PART III

ITEM 18.	FINANCIAL STATEMENTS

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

Zhejiang Jia Huan Electronic Co., Ltd.

Report of Independent Registered Public Accounting Firm

Consolidated balance sheets

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

ITEM 19.	EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 29, 2015	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS),

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for the years ended December 31, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2015

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013

	Note	2014	2013
		US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		4,857	5,406
Restricted cash		879	565
Accounts receivable, net	6	4,268	4,082
Prepayments and other current assets	7	589	1,284
Inventories	8	543	494

Total current assets		11,136	11,831

Property, plant and equipment, net	9 & 22(iii)	811	889

Interests in affiliates	10	10,441	9,851

Goodwill	13	1,071	1,071

Deferred tax assets	4	227	236

Total assets		23,686	23,878

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,561	3,115
Other payables and accrued expenses	11	2,101	2,686
Taxes payable		207	200

Total current liabilities		5,869	6,001

Commitments and contingencies	20	-	-

Shareholders’ equity:
Ordinary share,	12	123	123
20,000,000 (2013: 20,000,000) shares authorised; 2,229,609 (2013: 2,229,609) shares issued
Additional paid-in capital		9,535	9,533
Treasury stock, 160,386 (2013: 160,386) shares at cost	14	(766)	(766)
PRC statutory reserves	15	315	315
Accumulated other comprehensive income		776	784
Retained earnings		6,047	5,883

Equity attributable to shareholders of Euro Tech		16,030	15,872
Non-controlling interest		1,787	2,005

Total shareholders’ equity		17,817	17,877

Total liabilities and shareholders’ equity		23,686	23,878

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014	2013	2012
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		11,647	10,986	10,866
Engineering		7,175	7,616	10,779

Total revenues	22(i) & (ii)	18,822	18,602	21,645

Cost of revenues
Trading and manufacturing		(9,060)	(8,422)	(8,230)
Engineering		(4,931)	(4,716)	(7,250)

Total cost of revenues		(13,991)	(13,138)	(15,480)

Gross profit		4,831	5,464	6,165

Selling and administrative expenses		(5,802)	(5,719)	(6,224)

Operating loss		(971)	(255)	(59)
Interest income		27	45	46
Other income, net	3	65	54	48
(Loss) on disposal of fixed assets		-	(1)	(22)

(Loss)/profit before income taxes, equity in income of affiliates and non-controlling interests		(879)	(157)	13

Income taxes	4	(18)	(73)	(142)

Equity in income of affiliates		892	325	9

Net (loss)/profit for the year		(5)	95	(120)
Less: net loss/(income) attributable to non-controlling interest		169	(113)	(309)

Net income/(loss) attributable to the Company		164	(18)	(429)

Other comprehensive loss
Net (loss)/profit		(5)	95	(120)
Foreign exchange translation		(15)	181	-
adjustments
Release of translation reserves upon disposal of a subsidiary		-	(74)	-

Comprehensive (loss)/income		(20)	202	(120)
Less: Comprehensive loss/(income) attributable to non-controlling interest		176	(167)	(309)

Comprehensive income/(loss) attributable to the Company		156	35	(429)

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014		2013		2012
		US$’000		US$’000		US$’000
Net income/(loss) per ordinary share
- Basic		$	US0.08	$	US(0.01)	$	US(0.21)

- Diluted		$	US0.08	$	US(0.01)	$	US(0.21)

Weighted average number of ordinary shares outstanding
- Basic	5		2,069,223		2,069,223		2,070,685

- Diluted	5		2,069,223		2,069,223		2,076,315

*In connection with a 2 for 11 subsequent reverse stock split on January 13, 2012, the common stock and the computation of Basic and Diluted EPS are adjusted retroactively to reflect the recapitalization change.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income/(loss)	164	(18)	(429)
(Used in)/ adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	88	108	130
Gain on disposal of property, plant and equipment	-	1	22
Stock-based compensation expenses	2	-	-
Non-controlling interest in (loss)/profits of subsidiaries	(169)	113	309
Equity in profit of affiliates	(892)	(325)	(9)
Deferred tax assets	9	26	25
Decrease/(increase) in current assets:
Accounts receivable, net	(186)	(993)	655
Prepayments and other current assets	695	(436)	925
Inventories	(49)	159	(70)
Increase/(decrease) in current liabilities:
Accounts payable	446	(598)	838
Other payables and accrued expenses	(585)	(299)	327
Taxation payable	7	(293)	71

Net cash (used in)/provided by operating activities	(470)	(2,555)	2,794

Cash flows from investing activities:
Purchase of property, plant and equipment	(10)	(51)	(41)
Proceeds on disposal of property, plant and equipment	-	1	2

Dividend received from affiliates	302	246	-
Restricted cash for issuance of bank guarantees	(314)	274	(593)
Dividend paid to non-controlling interest	(42)	(134)	-

Net cash (used in)/provided by investing activities	(64)	336	(632)

Cash flows from financing activities:
Purchase of treasury stock	-	-	(33)

Net cash used in financing activities	-	-	(33)

Effect of exchange rate changes on cash and cash equivalents	(15)	157	-

Net (decrease)/increase in cash and cash equivalents	(549)	(2,062)	2,129
Cash and cash equivalents, beginning of year	5,406	7,468	5,339

Cash and cash equivalents, end of year	4857	5,406	7,468

	US$’000	US$’000	US$’000
Supplementary information
Interest received	27	45	46
Income taxes paid	3	340	8

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total

		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2012	2,229,628	123	9,533	(733)	731	274	6,371	1,610	17,909
Net loss	-	-	-	-	-	-	(429)	309	(120)
Purchase of treasury stock	-	-	-	(33)	-	-	-	-	(33)
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Cancellation of fractional shares	(19)	-	-	-	-	-	-	-	-

Balance as of December 31, 2012	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756
Net loss	-	-	-	-	-	-	(18)	113	95
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	127	-	-	54	181
Appropriation of reserves	-	-	-	-	-	4	(4)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(134)	(134)
Disposal of a subsidiary	-	-	-	-	-	-	-	53	53
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)	-	-	-	(74)

Balance as of December 31, 2013	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877
Net income	-	-	-	-	-	-	164	(169)	(5)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	(8)	-	-	(7)	(15)
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(42)	(42)
Stock-based compensation expense	-	-	2	-	-	-	-	-	2

Balance as of December 31, 2014	2,229,609	123	9,535	(766)	776	315	6,047	1,787	17,817

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

The Group identified that certain retail shops established in the PRC qualified as variable interest entities as defined in ASC 810-10. The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of these retail shops and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in these retail shops and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shops’ residual returns. Total assets and liabilities of these consolidated VIEs total US$12,968 and US$1,388, as of December 31, 2014 and US$5,182 and US$4,744, as of December 31, 2013, respectively. The cumulative losses on consolidating these VIEs in the Group’s consolidated statement of income in 2014 were US$330,299 (2013: losses of US$302,893 and 2012: losses of US$275,232), including taxes of US$1,046 (2013: US$1,018 and 2012: US$1,262). The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment. The creditors of these VIEs do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIEs.

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

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$631,000, US$427,000 and US$930,000 for the years ended December 31, 2014, 2013 and 2012 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)            Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$44,000, US$12,000 and US$21,000 for the years December 31, 2014, 2013 and 2012 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2014, 2013 and 2012.

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

(l)            Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2014.

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

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. Level 2- includes other inputs that are directly or indirectly observable in the marketplace. As of December 31, 2014 the Group does not have any open contracts.

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

(x)           Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(x)           Recent Accounting Pronouncements (continued)

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

3             Other income, net

	2014	2013	2012
	US$’000	US$’000	US$’000

Exchange (loss), net	(12)	(18)	(17)
Rental income	77	72	65

	65	54	48

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

Euro Tech (Far East) Limited, Euro Tech (China) Limited and ChinaH2O.com Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2014 (2013 and 2012: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2013 and 2012: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2014, ETTS had an assessable loss carried forward of US$506,117 as agreed by the local tax authority to offset its profit for the forth coming years (2013: US$374,902). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, is exempt from the PRC Enterprise Income Tax for two years starting from 2008, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2014, SET had an assessable loss carried forward of US$390,290 as agreed by the local tax authority to offset its profit for the forth coming years (2013: US$580,835). Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) is exempt from the PRC Enterprise Income Tax for two years starting from 2007, after offsetting losses brought forward, if any, followed by a 50% reduction for the next three years thereafter. As of December 31, 2014, SETEE had an assessable loss carried forward of US$1,635,072 as agreed by the local tax authority to offset its profit for the forth coming years (2013: US$1,409,408). Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as Foreign Owned Enterprise that are entitled to Enterprise Income Tax rate of 25% (2013 and 2012: 25%).

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2013 and 2012: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$2.2 million at December 31, 2014 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

(Loss)/profit before income taxes/(benefit):

	2014	2013	2012
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(879)	(157)	13

The provision for income taxes consists of:

	2014	2013	2012
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	8	47	117

Total current provision	8	47	117

Deferred tax expenses:
The PRC and Hong Kong	10	26	25

Total deferred provision	10	26	25

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2014	2013	2012
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(194)	(49)	31
Change in valuation allowances	93	124	166
Under-provision for income tax in prior years	-	-	-
Non-deductible expenses	119	(2)	(55)

Total provision for income tax at effective tax rate	18	73	142

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes (Continued)

The components of deferred tax assets are as follows:

	2014	2013
	US$’000	US$’000

Tax losses	1,131	1,045
Temporary differences	4	6
Less: Valuation allowances	(908)	(815)

Net deferred tax assets	227	236

5              Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2014	2013	2012
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,069,223	2,069,223	2,070,685
Effect of dilutive potential ordinary shares:	-	-	5,630
Stock options

Weighted average number of ordinary shares for the purposes of diluted net income per share	2,069,223	2,069,223	2,076,315

6              Accounts receivable, net

	2014	2013
	US$’000	US$’000

Accounts receivable	4,316	4,151
Less: Allowance for doubtful debts	(48)	(69)

	4,268	4,082

The following is an age analysis of past due account receivables as of December 31, 2014 and 2013:

	2014	2013
	US$’000	US$’000

Current	864	2,113
30-59 days past due	1,226	598
60-89 days past due	23	59
Greater than 90 days	2,155	1,312

	4,268	4,082

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7              Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

8              Inventories

	2014	2013
	US$’000	US$’000

Raw materials	146	124
Work in progress	38	47
Finished goods	359	323

	543	494

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2014, and 2013, provision for obsolete and slow moving inventories amounted to US$8,000 and US$29,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9              Property, plant and equipment

	2014	2013
	US$’000	US$’000

Office premises	1,866	1,866
Leasehold improvements	160	160
Furniture, fixtures and office equipment	637	627
Motor vehicles	155	155
Testing equipment	30	30

	2,848	2,838

Less: Accumulated depreciation	(2,037)	(1,949)

	811	889

	2014	2013	2012
	US$’000	US$’000	US$’000
Depreciation charge	88	108	130

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

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2014	2013
Balance Sheet:	US$’000	US$’000

Current assets	63,750	55,742

Non-current assets	17,659	9,733

Total assets	81,409	65,475

Total liabilities	(54,543)	(40,672)

Total shareholders’ equity	26,866	24,803

	2014	2013
Operating results:	US$’000	US$’000

Net sales	76,723	61,997

Operating income	4,362	833

Net income	3,700	1,248

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2014	2013
Balance Sheet:	US$’000	US$’000

Current assets	21,264	20,556

Non-current assets	5,288	5,635

Total assets	26,552	26,191

Total liabilities	(12,675)	(12,623)

Total shareholders’ equity	13,877	13,568

	2014	2013
Operating results:	US$’000	US$’000

Net sales	16,162	14,672

Operating income	1,024	545

Net income	762	377

11            Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12            Ordinary share

During the year ended December 31, 2014 and 2013, there was no movement with the Company’s issued ordinary shares and the outstanding share.

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

As of December 31, 2014, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2014). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2014.

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

There was no reissuance of treasury stock during each of the three years ended December 31, 2014.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,357,000 as at December 31, 2014 (2013:US$3,357,000).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16           Stock options

Effective November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing Pact Environmental Technology Co., Ltd, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.484 per share. The exercise price was determined by the average closing price of the Company’s as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

16           Stock options (Continued)

The Company estimate the fair value of the options granted under the Binomial option pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2014		2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	-	-	-	-	36,255	3.36
Granted	20,692	3.44	-	-	-	-
Cancelled/Expired	-	-	-	-	(36,255)	(3.36)
Exercised	-	-	-	-	-	-

Outstanding, end of year	20,692	3.44	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2014, there were 20,692 options outstanding. As of December 31, 2013 and 2012, there was no options outstanding.

As of December 31, 2014 and 2013, there was no unrecognised stock-based compensation expense related to unvested stock options.

The Group adopted the provisions of ASC 718-10, which requires us to recognise expense related to the fair value of our stock-based compensation awards, including employee stock options.

The Binomial option pricing model is used to estimate the fair value of the options granted. This requires the input of subjective assumptions, including the expected volatility of stock price, expected option term, expected risk-free rate over the expected option term and expected dividend yield rate over the expected option term. Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realisable measure of the fair value of the stock options. Expected volatility is based on historical volatility in the 180 days prior to the issue of the options. Expected option term and dividend yield rate are based on historical trends. Expected risk-free rate is based on US Treasury securities with similar maturities as the expected terms of the options at the date of grant.

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributions range from 12% to 21% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2014, 2013 and 2012, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$378,000, US$353,000 and US$364,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2014 and 2013.

19           Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2014, 2013 and 2012.

20           Commitments and contingencies

(i)            Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2014, 2013 and 2012 were approximately US$293,000, US$277,000 and US$291,000, respectively. Future minimum rental payments as of December 31, 2014, under agreements classified as operating leases with non-cancellable terms amounted to US$390,000 of which US$240,000 are payable in the year 2015 and US$150,000 are payable within years 2016 to 2020.

(ii)           Banking facilities

As at December 31, 2014, 2013 and 2012, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,660,000, US$1,538,000 and US$1,538,000 respectively, of which approximately US$68,000, US$690,000 and US$302,000 was utilised for issuance of bank guarantees.

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

(iv)          Litigation

a)    Shanghai Euro Tech Environmental Engineering Company Limited

Statements of claim were issued by Yu-Cheng Ling and Xue-Mei Huang (“Plaintiff A”), and Nian-Chong Luo and Li-Shan Cen (“Plaintiff B”) as the plaintiffs against Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”) as one of the ten defendants (“Defendants”) in civil claims at the People’s Court of TianDong Province, Guangxi, PRC.

Plaintiff A and Plaintiff B claimed against Defendants for total compensations of approximately US$64,000 and US$95,000, respectively, for their sons died in a serious fatal traffic accident in September 2010 on the ground that one of the drivers of the accident, (employee of SETEE’s sub-contractor) was performing SETEE’s jobs during the traffic accident and therefore SETEE is liable to assume joint and several liability. The case was heard in court on April 28, 2011. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs has appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC in November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable to joint and several liability with the driver, but to bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management decided to withdraw the appeal as the chance of success was remote. The Company has settled all the claims during the year.

b)    Yixing Pact Environemental Technology Co., Ltd

Statement of claim was issued by Zhang Qiu Song as the plaintiff against Yixing Pact Environmental Technology Co., Ltd as the defendant in civil claims at the People's Court of HuangBu District, Shanghai, PRC.

The total compensations of approximately US$77,000 for the labor dispute in court on March 26, 2015. The Shanghai People's Court issued a verdict dated March 26, 2015 finding that the Company was liable. The claim has been provided during the year.

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

	2014	2013	2012
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	11,647	10,986	10,866
Engineering	7,175	7,616	10,779

	18,822	18,602	21,645
Operating loss
Trading and manufacturing	(214)	(241)	(301)
Engineering	(640)	106	401
Unallocated corporate expenses	(117)	(120)	(159)

	(971)	(255)	(59)

	2014	2013	2012
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	67	74	88
Engineering	21	34	42

	88	108	130

Capital Expenditures, Gross
Trading and manufacturing	2	31	12
Engineering	8	20	29

	10	51	41

	2014	2013
	US$’000	US$’000
Assets
Trading and manufacturing	5,664	5,067
Engineering	18,022	18,811

	23,686	23,878

Liabilities
Trading and manufacturing	2,829	1,334
Engineering	2,940	4,667

	5,868	6,001

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

22           Segment information (Continued)

(ii)           Geographical analysis of revenue by customer location is as follows:

	2014	2013	2012
	US$’000	US$’000	US$’000
Revenue -
The PRC	10,950	12,392	15,867
Hong Kong	6,177	5,919	5,511
Others	1,695	291	267

	18,822	18,602	21,645

(iii)          Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2014	2013
	US$’000	US$’000

Hong Kong	532	568
The PRC	279	321

	811	889
(1) Long-lived assets represent property, plant and equipment, net.

(iv)          Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2014	2013	2012

Supplier A	33%	20%	10%
Supplier B	11%	17%	17%
Supplier C	11%	8%	11%
Supplier D	8%	8%	7%
Supplier E	7%	7%	6%
Supplier F	6%	7%	6%

(v)           Major customers

No revenue from a single customer exceeds 10% of the Group revenue during the years ended December 31, 2014, 2013 and 2012.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Jiahuan Electronic Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for the year ended December 31 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2015

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013

	Note	2014	2013
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		3,129	4,867
Restricted cash		1,469	1,469
Accounts receivable, net	5	73,893	67,445
Notes receivables		5,704	5,382
Other receivables	6	14,400	8,326
Inventories	8	32,249	38,158

Total current assets		130,844	125,647

Property, plant and equipment, net	9	25,858	27,602
Land use right, net	10	6,614	6,777
Long term investment	7	69	69

Total assets		163,385	160,095

Liabilities and shareholders’ equity

Current liabilities:
Short term bank loans	12	26,600	26,800
Accounts payable		24,861	23,094
Other payables and accrued expenses	11	13,367	11,236
Amount due to a shareholder	14	5,470	8,670
Income tax payable		1,771	1,366

Total current liabilities		72,069	71,166

Other long term liabilities	15	5,923	5,996

Shareholders’ equity:
Share capital 11,250,000 shares issued		11,250	11,250
Capital reserves		8,542	8,542
PRC statutory reserves	16	20,931	20,931
Retained earnings		44,387	41,927

Equity attributable to shareholders of Zhejiang Jiahuan Electronic Company Limited		85,110	82,650
Non-controlling interest		283	283

Total shareholders’ equity		85,393	82,933

Total liabilities and shareholders’ equity		163,385	160,095
The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

				(Unaudited)
	Note	2014	2013	2012
		RMB’000	RMB’000	RMB’000

Revenue		99,908	89,685	80,097

Cost of revenue		(72,490)	(67,015)	(59,570)
Gross profit		27,418	22,670	20,527

Selling and administrative expenses		(21,090)	(19,338)	(18,485)
Operating income		6,328	3,332	2,042
Interest expenses		(2,209)	(1,702)	(1,574)
Other income, net	3	1,075	697	1,067
Income before income taxes		5,194	2,327	1,535

Income taxes	4	(484)	(19)	-
Net income and total comprehensive income		4,710	2,308	1,535
Net income and total comprehensive income attributable to non-controlling interest		-	(3)	(16)
Net income and total comprehensive income attributable to Zhejiang Jiahuan Electronic Company Limited’s shareholders		4,710	2,305	1,519

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	4,710	2,308	1,535
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,408	2,461	2,028
Amortisation of land use right	163	163	163

Changes in operating assets and liabilities:
Accounts receivable, net	(6,448)	(4,115)	(1,349)
Restricted cash	-	(10)	(1,459)
Note receivables	(322)	(2,942)	6,285
Other receivables	(6,074)	(1,094)	1,127
Dividend received	-	-	210
Inventories	5,909	(6,520)	(9,725)
Accounts payable	1,767	5,457	4,570
Note payable	-	-	(1,183)
Other payables and accrued expenses	2,131	(920)	(8,251)
Income tax payable	405	805	211
Other long-term liability	(73)	(87)	102

Net cash provided by/ (used in) operating activities	4,576	(4,494)	(5,736)

Cash flows from investing activities:
Purchase of short term investments	-	-	-
Purchase of property, plant and equipment	(664)	(1,404)	(3,540)
Proceeds from sales of long term investments	-	-	(556)

Net cash used in investing activities	(664)	(1,404)	(4,096)

Cash flows from financing activities:
Repayment of bank loans	(50,300)	(18,200)	(300)
Advance of bank loans	50,100	26,800	-
Increase in amount due from shareholders	(3,200)	850	8,140
Dividend paid to owners	(2,250)	(2,250)	-

Net cash (used in)/provided by financing activities	(5,650)	7,200	7,840

Net (decrease) / increase in cash and cash equivalents	(1,738)	1,302	(1,992)
Cash and cash equivalents, beginning of year	4,867	3,565	5,557

Cash and cash equivalents, end of year	3,129	4,867	3,565

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	17	32	68
Interest paid	(2,209)	(1,702)	(1,574)
Income tax paid	79	-	-
Income tax refund	-	786	211

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013AND 2012

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance as of December 31, 2010	11,250	8,542	20,920	44,793	599	86,104
Net loss and total comprehensive loss	-	-	-	(4,633)	(131)	(4,764)

Balance as of December 31, 2011	11,250	8,542	20,920	40,160	468	81,340
Acquisition of Non-controlling interest	-	-	-	204	(204)	-
Net income and total comprehensive income	-	-	-	1,519	16	1,535
Balance as of December 31, 2012	11,250	8,542	20,920	41,883	280	82,875

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2013	11,250	8,542	20,920	41,883	280	82,875
Net income and total comprehensive income	-	-	-	2,305	3	2,308
Transfer to statutory reserve	-	-	11	(11)	-	-
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2013	11,250	8,542	20,931	41,927	283	82,933

Net income and total comprehensive income	-	-	-	4,710	-	4,710
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2014	11,250	8,542	20,931	44,387	283	85,393

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2014	2013
Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd*	80%	80%	PRC	Dormant

Zhejiang Jiahuan Xinyu Environmental Production Co., Ltd	100%	100%	PRC	Manufacturing and installation services of environmental production equipment

*The Company ceased its operation but not yet deregistered.

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

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB4,981,000 and RMB3,893,000 for the years ended December 31, 2014 and 2013 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2014, 2013 and 2012.

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

(k)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2014, December 31, 2013 and December 31, 2012.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2             Summary of significant accounting policies – Continued

(p)           Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2              Summary of significant accounting policies - Continued

(p)            Recent Accounting Pronouncements - continued

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

3             Other income, net

			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Government grant	73	-	-
Rental income (i)	850	665	701
Interest income	17	32	68
Sundry income	135	-	298

	1,075	697	1,067

(i)	Rental income under operating leases is recognized on a straight-line basis over the term of the relevant lease.

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

The provision for income taxes consists of:

			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Income taxes	484	19	-

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Income before income taxes	5,194	2,327	1,535

Computed tax using respective companies’ statutory tax rates	1,299	582	384
Tax effect on revenue not subject to tax	(537)	(20,983)	(20,291)
Tax effect on expenses not deductible for tax purposes	-	20,455	19,907
Over-provision for income tax in prior years	(278)	-	-
Others	-	(35)	-

Total provision for income tax at effective tax rate	484	19	-

No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at 31 December, 2014, and 2013.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5              Accounts receivable, net

	2014	2013
	RMB’000	RMB’000

Accounts receivable, gross	74,024	75,445
Less: Allowance for doubtful debts	(131)	(8,000)
Accounts receivable, net
	73,893	67,445

	2014	2013
	RMB’000	RMB’000
Allowance for doubtful debts:
Balance at beginning	(8,000)	(8,461)
Charged to statement of income
Recovered	7,869	461
Balance at end
	(131)	(8,000)

6             Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2014	2013
	RMB’000	RMB’000

Prepayments and other receivables	11,333	5,141
Deposits	3,067	3,185

	14,400	8,326

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7              Long term investments

2014
Gross unrealized
	Amortized cost			Fair
		Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

2013
Gross unrealized
	Amortized cost			Fair
		Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

The balance of investments has their market values close to their book balance.

8              Inventories

	2014	2013
	RMB’000	RMB’000

Raw materials	3,763	2,680
Work in progress	9,840	15,068
Finished goods	18,646	20,410

	32,249	38,158

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9              Property, plant and equipment

		2014	2013
		RMB’000	RMB’000

Buildings		34,493	33,707
Plant and machinery		7,780	7,938
Office equipment		2,936	2,899
Motor vehicles		1,124	1,125

		46,333	45,669

Less: Accumulated depreciation		(20,475)	(18,067)

		25,858	27,602

			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,408	2,461	2,028

Buildings with carrying amount of approximately RMB34,493,000 and RMB33,707,000 as of December 31, 2014 and 2013 respectively were pledged, along with the land use right as discussed below, to secure the Company’s short-term bank loans.

10           Land use right, net

	2014	2013
	RMB’000	RMB’000

Land use right	7,987	7,987
Less: Accumulated amortisation	(1,373)	(1,210)

	6,614	6,777

			(Unaudited)
	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Amortisation expense	163	163	163

Land use right with a carrying amount of approximately RMB6,614,000 and RMB6,777,000 as of December 31, 2014 and 2013 was pledged, along with the buildings discussed above, to secure the Company’s short-term bank loans.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

12           Short term bank loans

The short term loans as of December 31, 2014 bear interest at fixed rates ranging from 6.72% to 7.80% per annum with maturity dates from 18 June, 2015 to 10 August, 2015 and are secured by the Company’s buildings and land use right. Interest paid during the years ended December 31, 2014 and 2013 were approximately RMB 2,210,000 and RMB 1,702,000 respectively.

13           Dividends to shareholders

In the fiscal year ended December 31, 2014 and 2013, the Company declared dividend of RMB 2,250,000 and RMB2,250,000 respectively to the shareholders.

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

During the year ended December 31, 2014 and 2013, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB 1,324,000 and RMB1,963,000 respectively.

18           Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2014 (2013 and 2012: RMB Nil. As of December 31, 2014, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2014 and thereafter.

19            Future Minimum rental receivable

                As at the end of the reporting period, the Company’s total future minimum rental under non-cancellable operating leases are receivable as follows:-

	2014	2013
	RMB’000	RMB’000

Within 1 year	715	680
After 1 year but within 5 years	1,535	2,250
After 5 years	-	-

	2,250	2,930

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

AS OF DECEMBER 31, 2014 AND 2013 AND

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

CONSOLDIATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for the years ended December 31 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic. K.F. Chan & Co.
Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2015

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013

	Note	2014	2013
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		29,197	21,462
Accounts receivable, net	6	156,618	147,127
Prepayments and other current assets	7	190,409	157,160
Inventories	8	16,054	14,976

Total current assets		392,278	340,725

Property, plant and equipment, net	9	96,524	48,091
Intangible asset, net	10	1,741	2,250
Land use right, net	11	6,045	6,194
Deferred tax assets		4,350	2,959

Total assets		500,938	400,219

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	97,900	64,690
Accounts payable		177,038	99,177
Other payables and accrued expenses	13	49,203	76,363
Other taxes payable	5	10,681	7,868
Income tax payable		805	509

Total current liabilities		335,627	248,607

Commitments and contingencies	19	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued		61,200	61,200
Capital reserve	15	43,189	43,189
PRC statutory reserves	14	7,708	5,517
Retained earnings		51,694	40,194

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		163,791	150,100
Non-controlling interest		1,520	1,512

Total shareholders’ equity		165,311	151,612

Total liabilities and shareholders’ equity		500,938	400,219
The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014	2013	2012
		RMB’000	RMB’000	RMB’000

Revenue		474,265	378,956	281,203

Cost of revenue		(380,955)	(303,039)	(216,362)
Gross profit		93,310	75,917	64,841

Selling and administrative expenses		(66,343)	(70,823)	(66,902)
Operating income/(loss)		26,967	5,094	(2,061)
Interest income		148	194	149
Interest expenses		(6,272)	(4,751)	(4,496)
Other income, net	3	4,595	7,424	7,341
Income before income taxes		25,438	7,961	933

Income taxes	4	(2,559)	(2,663)	(2,434)
Net income/(loss)		22,879	5,298	(1,501)
Net (income)/ loss attributable to non-controlling interest		(8)	2,328	251
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		22,871	7,626	(1,250)

Other comprehensive income/(loss)		-	-	-
Net income/(loss)		22,879	5,298	(1,501)
Foreign exchange translation adjustments		-	-	-

Comprehensive income/(loss)		22,879	5,298	(1,501)

Less: Comprehensive (income)/ loss attributable to non-controlling interest		(8)	2,328	251
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		22,871	7,626	(1,250)
The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income/(loss)	22,879	5,298	(1,501)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,985	2,956	3,017
Amortisation of intangible asset	239	395	164
Amortisation of land use right	149	141	177
Loss/(gain) on disposal of property, plant and equipment	225	(40)	4,186
(Gain)/loss on disposal of intangible asset	(150)	(23)	92
Deferred tax assets	(1,391)	(446)	784
(Increase)/decrease in current assets:
Accounts receivable, net	(9,491)	79,243	(38,607)
Amounts due from owners	-	-	2
Prepayments and other current assets	(33,249)	(52,792)	(27,508)
Inventories	(1,078)	(5,822)	(542)
Increase/(decrease) in current liabilities:
Accounts payable	77,861	(76,615)	43,737
Amount due to owner	-	9	-
Other payables and accrued expenses	(27,160)	48,898	(2,501)
Other taxes payable	2,813	6,040	(11,579)
Income tax payable	296	(5,175)	(1,203)

Net cash provided by/(used in) operating activities	34,928	2,067	(31,282)

Cash flows from investing activities:
Purchase of intangible asset	-	(39)	(126)
Purchase of property, plant and equipment	(52,566)	(1,983)	(3,358)
Sales proceed form intangible assets	420	110	-
Sales proceed from property, plant and equipment	923	69	-

Net cash used in investing activities	(51,223)	(1,843)	(3,484)

Cash flows from financing activities:
Repayment of bank borrowings	(104,690)	(88,100)	(41,000)
Advance of bank borrowings	137,900	92,790	60,000
Capital injection	-	-	-
Dividend paid to owners	(9,180)	(6,120)	-

Net cash provided by/(used in) financing activities	24,030	(1,430)	19,000

Net increase/(decrease) in cash and cash equivalents	7,735	(1,206)	(15,766)
Cash and cash equivalents, beginning of year	21,462	22,668	38,434

Cash and cash equivalents, end of year	29,197	21,462	22,668

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	148	194	149
Interest paid	6,279	4,695	3,920
Income tax paid	2,263	396	6,348

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2011	61,200	43,189	4,272	41,183	4,091	153,935
Net loss				(1,250)	(251)	(1,501)
Appropriation of reserves	-	-	2	(2)	-	-

Balance as of December 31, 2012	61,200	43,189	4,274	39,931	3,840	152,434
Net income	-	-	-	7,626	(2,328)	5,298
Dividend paid	-	-	-	(6,120)	-	(6,120)
Appropriation of reserves	-	-	1,243	(1,243)	-	-

Balance as of December 31, 2013	61,200	43,189	5,517	40,194	1,512	151,612
Net income	-	-	-	22,871	8	22,879
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	2,191	(2,191)	-	-
Balance as of December 31, 2014	61,200	43,189	7,708	51,694	1,520	165,311

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities

	2014	2013
Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Shihezi Tianlan Environmental Protection Technology Company Limited (石河子市天藍環保技術有限公司)	100%	100%	PRC	Provision of maintenance services of environmental protection equipment
Da Tong Tianlan Environmental Protection Technology Service Company Limited (大同天藍環保技術服務有限公司) *	100%	-	PRC	Provision of maintenance services of environmental protection equipment

* The Company was incorporated on November 10, 2014.

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

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB21,796,000, RMB15,018,000 and RMB14,890,000 for the years ended December 31, 2014, 2013 and 2012 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB11,000, RMB25,000 and RMB26,000 for the years December 31, 2014, 2013 and 2012 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2014, 2013 and 2012.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2014, accounts receivable in more than one year amounted to RMB 46,144,000 (2013: RMB 52,272,000 and 2012: RMB 12,719,000).

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

At the year end of December 31, 2014 and 2013, there were 61,200,000 shares were issued.

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

(t)            Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2             Summary of significant accounting policies - Continued

(t)            Recent Accounting Pronouncements – continued

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

3             Other income, net

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Gain on disposal of intangible asset	150	23	-
Gain on disposal of property, plant and equipment	7	41	-
Subsidy income (note i)	4,163	6,893	7,170
Sales of scrapped materials	6	18	31
Others	269	449	140

	4,595	7,424	7,341

(i)	The Group recognises subsidy income for R&D projects when granted by institutions and are not probably to be returned or reimbursed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipments Company Limited are classified as HNTE which enjoyed a preferential tax rate of 15%. Shihezi Tianlan Environmental Protection Technology Company Limited and Da Tong Tianlan Environmental Protection Technology Service Company Limited are subject to Enterprise Income Tax rate of 25%.

During the year, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises and Hangzhou Tianlan Environmental Engineering and Design Company Limited is entitled to enjoy this tax benefit. It, thus, subjects to Enterprise Income Tax rate of 10% only.

The provision for income taxes consists of:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	3,950	3,110	1,650

Income taxes	3,950	3,110	1,650

Deferred tax benefit:	(1,391)	(447)	784

Total deferred taxes	(1,391)	(447)	784

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Income before income taxes	25,438	7,961	933

Computed tax using respective companies’ statutory tax rates	3,797	1,194	140
(Over)/under-provision for income tax in prior years	(2,208)	(123)	1,358
Temporary differences	1,575	(445)	-
Tax effect on revenue not subject to tax	(695)	(242)	(56)
Tax effect on expenses not deductible for tax purposes	90	2,279	992

Total provision for income tax at effective tax rate	2,559	2,663	2,434

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4              Income taxes - Continued

The components of deferred tax assets are as follows:

	2014	2013
	RMB’000	RMB’000

Tax losses	-	-
Allowance for doubtful debts	4,350	2,959

Net deferred tax assets	4,350	2,959

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

6             Accounts receivable, net

	2014	2013
	RMB’000	RMB’000

Accounts receivable	185,453	166,433
Less: Allowance for doubtful debts	(28,835)	(19,306)

	156,618	147,127

7             Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2014	2013
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	229,994	548,026
Less: Progress billings	(62,489)	(424,397)

Cost and estimated earnings in excess of billings	167,505	123,629

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8             Inventories

	2014	2013
	RMB’000	RMB’000

Raw materials	9,121	7,425
Work in progress	6,360	5,485
Finished goods	573	2,066

	16,054	14,976

9             Property, plant and equipment

		2014	2013
		RMB’000	RMB’000

Office premises and leasehold improvements		47,091	47,092
Furniture, fixtures and office equipment		9,629	8,511
Motor vehicles		3,682	3,258
Plant and machineries		715	711
Construction in progress		50,245	437

		111,362	60,009

Less: Accumulated depreciation		(14,838)	(11,918)

		96,524	48,091

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,985	2,956	3,017

10           Intangible assets, net

	2014	2013
	RMB’000	RMB’000

Patents	2,400	2,750
Others	165	165

	2,565	2,915

Less: Accumulated amortisation	(824)	(665)

	1,741	2,250

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10           Intangible assets, net (continued)

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Amortisation expense	239	395	164

11           Land use right, net

	2014	2013
	RMB’000	RMB’000

Land use right	7,361	7,361
Less: Accumulated amortisation	(1,316)	(1,167)

	6,045	6,194

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Amortisation expense	149	141	177

12           Short term borrowings

	2014	2013
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	92,900	59,690
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	97,900	64,690

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2014 bear interest at fixed rates 5.88% to 6.90% (2013: 5.60% to 7.87%) per annum and are secured by the Company’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2014 was approximately RMB4,688,000 (2013: RMB3,704,000 and 2012: RMB3,137,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2014 bear interest at fixed rates 7.50% (2013: 7.50%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2014 was approximately RMB377,000 (2013: RMB391,000).

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

During the years ended December 31, 2014, 2013 and 2012, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB3,027,000, RMB2,516,000 and RMB2,564,000 respectively.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

18           Related party

Amounts due from/(to) owners

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment. There were no other transactions with related parties in the years 2014 and 2013 other than those disclosed in elsewhere in the financial statements.

19           Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2014 (2013 and 2012: RMB Nil). As of December 31, 2014, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2014.

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