Form 20-F/A
period 2014-12-31
EURO TECH HOLDINGS CO LTD
filed 2016-04-28
CIK 1026662

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

The purpose of this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Euro Tech Holdings Company Limited (the “Company”) for the fiscal year ended December 31, 2014, originally filed with the Securities and Exchange Commission on April 29, 2015 (the “Form 20-F”), is solely to (i) include restated financial statements of the Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), an entity which the Company indirectly owns 20% of equity interest, and the restated financial statements of the Company after consolidation of the restated financial statements of Blue Sky: and (ii) include amended Item 3A, Item 4A, Item 5A and Item 5B of Part I due to the restatement.  During the audit of the Company’s consolidated financial statements for the year ended December 31, 2015, and the related audit of Blue Sky’s financial statements for the year ended December 31, 2015, certain errors in the Company’s and Blue Sky’s previously issued financial statements were identified, which errors stemmed from errors in the financial statements of Blue Sky. Specifically, it was determined that (i) Blue Sky had incorrectly accounted for the recognition of construction in progress (or CIP) at the year ended December 31, 2014; (ii) Blue Sky had overstated account and other receivables, other tax payable and income tax payable as of December 31, 2014. Such errors stemmed from the accounting treatment of one of Blue Sky’s construction projects. Blue Sky determined the income recognized for the project at issue should be reversed and all the cost related to this project should be recognized as CIP for the year ended December 31, 2014.  As a result of the foregoing, it was also determined that the Company had incorrectly accounted for the interest in Blue Sky and therefore incorrectly accounted for its net profit for the fiscal year ended December 31, 2014. The effects of the restatements are discussed in Note 24 to the Company’s financial statements for year ended December 31, 2014 and Note 22 to Blue Sky’s financial statements for year ended December 31, 2014.

On April 26, 2016 the Audit Committee of the Board of Directors of the Company concurred with and approved management’s recommendation, that the Company’s financial statements for the fiscal year ended December 31, 2014 and Blue Sky’s financial statements for year ended December 31, 2014 should no longer be relied upon due to the errors discussed above and should be restated. The Company’s management and the Audit Committee discussed the matters related to the restatements with Dominic K. F. Chan & Co. the Company’s independent registered public accounting firm.

Unless otherwise stated, all information contained in Amendment No. 1 is as of April 29, 2015, the filing date of the original Form 20-F. Except as stated herein, this Amendment No. 1 does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the Form 20-F that may have been affected by events or transactions occurring subsequent to such filing date. No information in the Form 20-F other than as set forth above is amended hereby. Currently-dated certifications from our Chief Executive Officer and our Chief Financial Officer have been included as exhibits to this amendment.

PART I

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

	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	4,857	5,406	7,468	5,339	6,130
Working capital(1)	5,267	5,830	5,706	5,730	6,444
Total assets	23,399	23,878	24,947	23,864	25,213
Short-term debt(2)	0	0	0	0	0
Net assets	17,530	17,877	17,756	17,909	18,101
Capital Stock	123	123	123	123	123
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2014	2013	2012	2011	2010
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	18,822	18,602	21,645	20,213	22,305
Cost of revenue	(13,991)	(13,138)	(15,480)	(15,322)	(16,564)
Gross profit	4,831	5,464	6,165	4,891	5,741
Selling and Administrative Expenses	(5,802)	(5,719)	(6,224)	(6,565)	(7,119)
Operating loss	(971)	(255)	(59)	(1,674)	(1,378)
Interest Income	27	45	46	60	42
Other income, net	65	54	48	82	9
(Loss)/gain on disposal of fixed assets	-	(1)	(22)	328	1
(Loss)/income before taxes	(879)	(157)	13	(1,204)	(1,326)

Income (taxes)/benefit	(18)	(73)	(142)	63	(154)

Equity in income of affiliates	605	325	9	1,131	723
Net (Loss)/Income	(292)	95	(120)	(10)	(757)

Less: net loss/(income) attributable to non-controlling interest	169	(113)	(309)	531	(330)
Net (loss)/income attributable to the Company	(123)	(18)	(429)	521	(1,087)

Other comprehensive (loss)/income
Net (loss)/income	(292)	95	(120)	(10)	(757)
Foreign exchange translation adjustments	(15)	181	-	215	177
Release of translation reserves upon disposal of a subsidiary	-	(74)	-	-	-

Comprehensive (loss)/income	(307)	202	(120)	205	(580)
Less: Comprehensive loss/(income) attributable to non-controlling interest	176	(167)	(309)	442	(397)

Comprehensive (loss)/income attributable to the Company	(131)	35	(429)	647	(977)

Net (loss)/income per Ordinary Share-Basic	(0.06)	(0.01)	(0.21)	0.25	(0.52)
-Diluted	(0.06)	(0.01)	(0.21)	0.25	(0.51)

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,069,223	2,069,223	2,070,685	2,087,922	2,099,894
Diluted	2,069,223	2,069,223	2,076,315	2,102,199	2,143,375

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

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

In Fiscal 2014, Blue Sky and Jia Huan made income contribution of approximately US$453,000 and US$152,000, respectively, to the Company. According to publicly available news reports, the PRC’s Premier opened that country’s 2013 annual Parliament meeting and declared war on pollution and the PRC’s National Development and Reform Commission (“NDRC”), the PRC’s economic planner reported that new guidelines would be issued on relocating key industries away from urban centers to help tackle smog. The NDRC said it would seek to ensure that polluters pay by establishing a new mechanism to compensate victims of environmental damage and hold local officials accountable. We hope that the foregoing will benefit these two affiliates.

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

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various State Plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities which may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue decreased by 7% in Fiscal 2013 as compared with Fiscal 2012. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices . Sales in the PRC, expressed as a percentage of total revenue decreased by 8% in Fiscal 2014 as compared with Fiscal 2013. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, that we believe to be of lower quality than our services, at lower prices. See –Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2014		2013		2012		2011		2010
Revenue	18,822	100%	18,602	100%	21,645	100%	20,213	100%	22,305	100%
Cost of revenue	13,991	74.3%	13,138	70.6%	15,480	71.5%	15,322	75.8%	16,564	74.3%
Gross Profit	4,831	25.7%	5,464	29.4%	6,165	28.5%	4,891	24.2%	5,741	25.7%
Selling and administrative Expenses	5,802	30.8%	5,719	30.7%	6,224	28.8%	6,565	32.5%	7,119	31.9%
(Loss)/income before income Taxes	(879)	-4.7%	(157)	-0.8%	13	0.1%	(1,204)	-6.0%	(1,326)	-5.9%
Income taxes/(benefit)	18	0.1%	73	0.4%	142	0.7%	(63)	-0.3%	154	0.7%
Equity in income of Affiliates	605	3.2%	325	1.7%	9	0.1%	1,131	5.6%	723	3.2%
Net (loss)/income	(292)	-1.6%	95	0.5%	(120)	-0.6%	(10)	-0.1%	(757)	-3.4%
Net loss/(income) attributable to Non-controlling interest	169	0.9%	(113)	-0.6%	(309)	-1.4%	531	2.6%	(330)	-1.5%
Net (loss)/income attributable to the Company	(123)	-0.7%	(18)	-0.1%	(429)	-2.0%	521	2.6%	(1,087)	-4.9%

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

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$605,000 in Fiscal 2014, an increase of approximately US$280,000 from approximately US$ 325,000 in Fiscal 2013.

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

Net Loss/Income. The loss increased by approximately US$ 105,000 to  approximately US$ 123,000 in Fiscal 2014 from  approximately US$18,000 in Fiscal 2013. This was primarily due to the decrease in revenues and gross profit.

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

During Fiscal 2014, the Company used net cash of approximately US$470,000 in its operating activities principally as a result of net loss of US$123,000, increase in accounts receivables of approximately US$186,000 and inventory of approximately US$49,000, and decrease in other payables of approximately US$ 585,000 which was partially covered by decrease in prepayments and other current assets of approximately US$695,000 and  increase in accounts payable of  approximately  US$446,000.

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

4. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on April 29, 2015.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 28, 2016	/s/ T.C. Leung
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

As discussed in Note 24 to the accompanying financial statements, the financial statements of the Company for the year ended December 31, 2014 have been restated to correct certain misstatements.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29, 2015
Except for Note 24 dated April 28, 2016

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013

	Note		2014	2013
			US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents			4,857	5,406
Restricted cash			879	565
Accounts receivable, net	6		4,268	4,082
Prepayments and other current assets	7		589	1,284
Inventories	8		543	494
Total current assets			11,136	11,831

Property, plant and equipment, net	9 & 22(iii	)	811	889

Interests in affiliates	10		10,154	9,851

Goodwill	13		1,071	1,071

Deferred tax assets	4		227	236

Total assets			23,399	23,878

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable			3,561	3,115
Other payables and accrued expenses	11		2,101	2,686
Taxes payable			207	200
Total current liabilities			5,869	6,001

Commitments and contingencies	20		-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (2013: 20,000,000) shares authorised; 2,229,609 (2013: 2,229,609) shares issued	12		123	123
Additional paid-in capital			9,535	9,533
Treasury stock, 160,386 (2013: 160,386) shares at cost	14		(766)	(766)
PRC statutory reserves	15		315	315
Accumulated other comprehensive income			776	784
Retained earnings			5,760	5,883
Equity attributable to shareholders of Euro Tech			15,743	15,872
Non-controlling interest			1,787	2,005
Total shareholders’ equity			17,530	17,877

Total liabilities and shareholders’ equity			23,399	23,878

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014	2013	2012
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		11,647	10,986	10,866
Engineering		7,175	7,616	10,779
Total revenues	22(i) & (ii)	18,822	18,602	21,645

Cost of revenues
Trading and manufacturing		(9,060)	(8,422)	(8,230)
Engineering		(4,931)	(4,716)	(7,250)
Total cost of revenues		(13,991)	(13,138)	(15,480)
Gross profit		4,831	5,464	6,165

Selling and administrative expenses		(5,802)	(5,719)	(6,224)
Operating loss		(971)	(255)	(59)
Interest income		27	45	46
Other income, net	3	65	54	48
(Loss) on disposal of fixed assets		-	(1)	(22)
(Loss)/profit before income taxes, equity in income of affiliates and non-controlling interests		(879)	(157)	13

Income taxes	4	(18)	(73)	(142)

Equity in income of affiliates		605	325	9
Net (loss)/profit for the year		(292)	95	(120)
Less: net loss/(income) attributable to non-controlling interest		169	(113)	(309)
Net loss attributable to the Company		(123)	(18)	(429)
Other comprehensive (loss) / income
Net (loss)/profit		(292)	95	(120)
Foreign exchange translation adjustments		(15)	181	-
Release of translation reserves upon disposal of a subsidiary		-	(74)	-
Comprehensive (loss) / income		(307)	202	(120)
Less: Comprehensive loss/(income) attributable to non-controlling interest		176	(167)	(309)
Comprehensive (loss) / income attributable to the Company		(131)	35	(429)

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014		2013		2012
		US$’000		US$’000		US$’000
Net loss per ordinary share
- Basic		$	(US0.06)	$	(US 0.01)	$	(US 0.21)
- Diluted		$	(US0.06)	$	(US 0.01)	$	(US 0.21)
Weighted average number of ordinary shares outstanding
- Basic	5		2,069,223		2,069,223		2,070,685
- Diluted	5		2,069,223		2,069,223		2,076,315

*In connection with a 2 for 11 subsequent reverse stock split on January 13, 2012, the common stock and the computation of Basic and Diluted EPS are adjusted retroactively to reflect the recapitalization change.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net loss	(123)	(18)	(429)
(Used in)/ adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	88	108	130
Gain on disposal of property, plant and equipment	-	1	22
Stock-based compensation expenses	2	-	-
Non-controlling interest in (loss)/profits of subsidiaries	(169)	113	309
Equity in profit of affiliates	(605)	(325)	(9)
Deferred tax assets	9	26	25
Decrease/(increase) in current assets:
Accounts receivable, net	(186)	(993)	655
Prepayments and other current assets	695	(436)	925
Inventories	(49)	159	(70)
Increase/(decrease) in current liabilities:
Accounts payable	446	(598)	838
Other payables and accrued expenses	(585)	(299)	327
Taxation payable	7	(293)	71
Net cash (used in)/provided by operating activities	(470)	(2,555)	2,794
Cash flows from investing activities:
Purchase of property, plant and equipment	(10)	(51)	(41)
Proceeds on disposal of property, plant and equipment	-	1	2

Dividend received from affiliates	302	246	-
Restricted cash for issuance of bank guarantees	(314)	274	(593)
Dividend paid to non-controlling interest	(42)	(134)	-
Net cash (used in)/provided by investing activities	(64)	336	(632)
Cash flows from financing activities:
Purchase of treasury stock	-	-	(33)
Net cash used in financing activities	-	-	(33)
Effect of exchange rate changes on cash and cash equivalents	(15)	157	-

Net (decrease)/increase in cash and cash equivalents	(549)	(2,062)	2,129
Cash and cash equivalents, beginning of year	5,406	7,468	5,339
Cash and cash equivalents, end of year	4,857	5,406	7,468

	US$’000	US$’000	US$’000
Supplementary information
Interest received	27	45	46
Income taxes paid	3	340	8

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2012	2,229,628	123	9,533	(733)	731	274	6,371	1, 610	17,909
Net loss	-	-	-	-	-	-	(429)	309	(120)
Purchase of treasury stock	-	-	-	(33)	-	-	-	-	(33)
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Cancellation of fractional shares	(19)	-	-	-	-	-	-	-	-
Balance as of December 31, 2012	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756
Net loss	-	-	-	-	-	-	(18)	113	95
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	127	-	-	54	181
Appropriation of reserves	-	-	-	-	-	4	(4)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(134)	(134)
Disposal of a subsidiary	-	-	-	-	-	-	-	53	53
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)	-	-	-	(74)
Balance as of December 31, 2013	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877
Net loss	-	-	-	-	-	-	(123)	(169)	(292)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	(8)	-	-	(7)	(15)
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(42)	(42)
Stock-based compensation expense	-	-	2	-	-	-	-	-	2
Balance as of December 31, 2014	2,229,609	123	9,535	(766)	776	315	5,760	1,787	17,530

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

*In the year 2011, the Company additionally acquired 5% equity interest of these two companies.
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

 (b)           Subsidiaries and affiliates

A subsidiary is a company in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

The components of deferred tax assets are as follows:

	2014	2013
	US$’000	US$’000

Tax losses	1,131	1,045
Temporary differences	4	6
Less: Valuation allowances	(908)	(815)
Net deferred tax assets	227	236

5           Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2014	2013	2012
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,069,223	2,069,223	2,070,685
Effect of dilutive potential ordinary shares: Stock options	-	-	5,630
Weighted average number of ordinary shares for the purposes of diluted net income per share	2,069,223	2,069,223	2,076,315

6           Accounts receivable, net

	2014	2013
	US$’000	US$’000

Accounts receivable	4,316	4,151
Less: Allowance for doubtful debts	(48)	(69)
	4,268	4,082

The following is an age analysis of past due account receivables as of December 31, 2014 and 2013:

	2014	2013
	US$’000	US$’000

Current	864	2,113
30-59 days past due	1,226	598
60-89 days past due	23	59
Greater than 90 days	2,155	1,312
	4,268	4,082

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

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2014	2013
Balance Sheet:	US$’000	US$’000

Current assets	61,708	55,742

Non-current assets	28,287	9,733
Total assets	89,995	65,475

Total liabilities	(64,572)	(40,672)

Total shareholders’ equity	25,423	24,803

	2014	2013
Operating results:	US$’000	US$’000

Net sales	64,131	61,997

Operating income	2,637	833

Net income	2,266	1,248

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

The Company estimate the fair value of the options granted under the Binomial pricing model.

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

The Binomial option-pricing model is used to estimate the fair value of the options granted. This requires the input of subjective assumptions, including the expected volatility of stock price, expected option term, expected risk-free rate over the expected option term and expected dividend yield rate over the expected option term.  Because changes in subjective input assumptions can materially affect the fair value estimate, in directors’ opinion, the existing model may not necessarily provide a realisable measure of the fair value of the stock options. Expected volatility is based on historical volatility in the 180 days prior to the issue of the options. Expected option term and dividend yield rate are based on historical trends. Expected risk-free rate is based on US Treasury securities with similar maturities as the expected terms of the options at the date of grant.

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

b)	Yixing Pact Environmental Technology Co., Ltd

Statement of claim was issued by Zhang Qiu Song as the plaintiff against Yixing Pact Environmental Technology Co., Ltd as the defendant in civil claims at the People’s Court of HuangBu District, Shanghai, PRC.

The total compensations of approximately US$77,000  for the labor dispute in court on March 26, 2015. The Shanghai People’s Court issued a verdict dated March 26, 2015 finding that the Company was liable. The claim has been provided during the year.

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

	2014	2013	2012
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	11,647	10,986	10,866
Engineering	7,175	7,616	10,779
	18,822	18,602	21,645
Operating loss
Trading and manufacturing	(214)	(241)	(301)
Engineering	(640)	106	401
Unallocated corporate expenses	(117)	(120)	(159)
	(971)	(255)	(59)

	2014	2013	2012
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	67	74	88
Engineering	21	34	42
	88	108	130
Capital Expenditures, Gross
Trading and manufacturing	2	31	12
Engineering	8	20	29
	10	51	41

	2014	2013
	US$’000	US$’000
Assets
Trading and manufacturing	5,664	5,067
Engineering	17,735	18,811
	23,399	23,878
Liabilities
Trading and manufacturing	2,929	1,334
Engineering	2,940	4,667
	5,869	6,001

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

24	Restatement of Financial Statements

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the year ended December 31, 2014 on April 29, 2015, management identified errors in the Company’s previously issued consolidated financial statements. The Company has incorrectly accounted for the interest in an affiliate for the year ended December 31, 2014 dated April 29, 2015.

The Company recognized US$740,000 of equity in income of an affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Limited, for the year ended December 31, 2014 (See note 10). Management considered this amount was overstated by US$287,000 due to the fact that Zhejiang Tianlan Environmental protection Technology Company Limited had restated its consolidated financial statement of the year ended December 31, 2014 on April 28, 2016. As a result, the interest in an affiliate should decrease US$ 287,000 as of December 31, 2014, the equity in income of affiliates would also decrease by US$ 287,000 and the net loss should be increased by US$287,000 for the year ended December 31, 2014.

The impact of the restatement on the December 31, 2014 financial statements is reflected in the following tables:

CONSOLIDATED BALANCE SHEETS

	December 31, 2014
	As Previously Reported	As Restated
Total Assets	23,686	23,399
Total stockholders’ equity	17,817	17,530
Total liabilities and stockholders’ equity	23,686	23,399

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year Ended December 31, 2014
	As Previously Reported		As Restated
Equity in income of affiliates		892		605
Net Loss		(5)		(292)
Comprehensive loss		(20)		(307)
Basic and diluted loss per common share	$	US0.08	$	(US0.06)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED ACCOUNTS

24        Restatement of Financial Statements (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the year Ended December 31, 2014
	As Previously Reported	As Restated
Net Profit / (Loss)	164	(123)
Equity in profit of affiliates	(892)	(605)

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

As discussed in Note 22 to the accompanying financial statements, the financial statements of the Company for the year ended December 31, 2014 have been restated to correct certain misstatements.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
April 29,2015
Except for Note 22 dated April 28, 2016

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2014 AND 2013

	Note	2014	2013
		RMB’000	RMB’000
		(restated)
Assets

Current assets:
Cash and cash equivalents		29,197	21,462
Accounts receivable, net	6	156,608	147,127
Prepayments and other current assets	7	177,859	157,160
Inventories	8	16,054	14,976

Total current assets		379,718	340,725

Property, plant and equipment, net	9	161,924	48,091
Intangible asset, net	10	1,741	2,250
Land use right, net	11	6,045	6,194
Deferred tax assets		4,350	2,959

Total assets		553,778	400,219

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	97,900	64,690
Accounts payable		177,038	99,177
Other payables and accrued expenses	13	113,438	76,363
Other taxes payable	5	8,902	7,868
Income tax payable		60	509

Total current liabilities		397,338	248,607

Commitments and contingencies	19	-	-

Shareholders’ equity:
Share capital 61,200,000 shares issued		61,200	61,200
Capital reserve	15	43,189	43,189
PRC statutory reserves	14	6,821	5,517
Retained earnings		43,710	40,194

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		154,920	150,100
Non-controlling interest		1,520	1,512

Total shareholders’ equity		156,440	151,612

Total liabilities and shareholders’ equity		553,778	400,219

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Note	2014	2013	2012
		RMB’000	RMB’000	RMB’000
		(restated)
Revenue		396,424	378,956	281,203

Cost of revenue		(313,776)	(303,039)	(216,362)
Gross profit		82,648	75,917	64,841

Selling and administrative expenses		(66,343)	(70,823)	(66,902)
Operating income/(loss)		16,305	5,094	(2,061)
Interest income		148	194	149
Interest expenses		(6,272)	(4,751)	(4,496)
Other income, net	3	4,595	7,424	7,341
Income before income taxes		14,776	7,961	933

Income taxes	4	(768)	(2,663)	(2,434)
Net income/(loss)		14,008	5,298	(1,501)
Net (income)/ loss attributable to non-controlling interest		(8)	2,328	251
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		14,000	7,626	(1,250)

Other comprehensive income/(loss)
Net income/(loss)		14,008	5,298	(1,501)
Foreign exchange translation adjustments		-	-	-

Comprehensive income/(loss)		14,008	5,298	(1,501)

Less: Comprehensive (income)/ loss attributable to non-controlling interest		(8)	2,328	251
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders		14,000	7,626	(1,250)

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:	(restated)
Net income/(loss)	14,008	5,298	(1,501)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,985	2,956	3,017
Amortisation of intangible asset	239	395	164
Amortisation of land use right	149	141	177
Loss/(gain) on disposal of property, plant and equipment	225	(40)	4,186
(Gain)/loss on disposal of intangible asset	(150)	(23)	92
Deferred tax assets	(1,391)	(446)	784
(Increase)/decrease in current assets:
Accounts receivable, net	(9,481)	79,243	(38,607)
Amounts due from owners	-	-	2
Prepayments and other current assets	(20,699)	(52,792)	(27,508)
Inventories	(1,078)	(5,822)	(542)
Increase/(decrease) in current liabilities:
Accounts payable	77,861	(76,615)	43,737
Amount due to owner	-	9	-
Other payables and accrued expenses	37,075	48,898	(2,501)
Other taxes payable	1,034	6,040	(11,579)
Income tax payable	(449)	(5,175)	(1,203)

Net cash provided by/(used in) operating activities	100,328	2,067	(31,282)

Cash flows from investing activities:
Purchase of intangible asset	-	(39)	(126)
Purchase of property, plant and equipment	(117,966)	(1,983)	(3,358)
Sales proceed form intangible assets	420	110	-
Sales proceed from property, plant and equipment	923	69	-

Net cash used in investing activities	(116,623)	(1,843)	(3,484)

Cash flows from financing activities:
Repayment of bank borrowings	(104,690)	(88,100)	(41,000)
Advance of bank borrowings	137,900	92,790	60,000
Capital injection	-	-	-
Dividend paid to owners	(9,180)	(6,120)	-

Net cash provided by/(used in) financing activities	24,030	(1,430)	19,000

Net increase/(decrease) in cash and cash equivalents	7,735	(1,206)	(15,766)
Cash and cash equivalents, beginning of year	21,462	22,668	38,434

Cash and cash equivalents, end of year	29,197	21,462	22,668

Supplementary information	RMB’000	RMB’000	RMB’000
Interest received	148	194	149
Interest paid	6,279	4,695	3,920
Income tax paid	2,263	396	6,348

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2011	61,200	43,189	4,272	41,183	4,091	153,935
Net loss				(1,250)	(251)	(1,501)
Appropriation of reserves	-	-	2	(2)	-	-

Balance as of December 31, 2012	61,200	43,189	4,274	39,931	3,840	152,434
Net income	-	-	-	7,626	(2,328)	5,298
Dividend paid	-	-	-	(6,120)	-	(6,120)
Appropriation of reserves	-	-	1,243	(1,243)	-	-

Balance as of December 31, 2013	61,200	43,189	5,517	40,194	1,512	151,612
Net income	-	-	-	14,000	8	14,008
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	1,304	(1,304)	-	-
Balance as of December 31, 2014	61,200	43,189	6,821	43,710	1,520	156,440

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

The provision for income taxes consists of:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	2,159	3,110	1,650

Income taxes	2,159	3,110	1,650

Deferred tax benefit:	(1,391)	(447)	784

Total deferred taxes	(1,391)	(447)	784

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Income before income taxes	14,776	7,961	933

Computed tax using respective companies’ statutory tax rates	2,216	1,194	140
(Over)/under-provision for income tax in prior years	(2,418)	(123)	1,358
Temporary differences	1,575	(445)	-
Tax effect on revenue not subject to tax	(695)	(242)	(56)
Tax effect on expenses not deductible for tax purposes	90	2,279	992

Total provision for income tax at effective tax rate	768	2,663	2,434

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

6           Accounts receivable, net

	2014	2013
	RMB’000	RMB’000

Accounts receivable	185,443	166,433
Less: Allowance for doubtful debts	(28,835)	(19,306)

	156,608	147,127

7           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2014	2013
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	207,632	548,026
Less: Progress billings	(53,723)	(424,397)

Cost and estimated earnings in excess of billings	153,909	123,629

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8           Inventories

	2014	2013
	RMB’000	RMB’000

Raw materials	9,121	7,425
Work in progress	6,360	5,485
Finished goods	573	2,066

	16,054	14,976

9           Property, plant and equipment

	2014	2013
	RMB’000	RMB’000

Office premises and leasehold improvements	47,091	47,092
Furniture, fixtures and office equipment	9,629	8,511
Motor vehicles	3,682	3,258
Plant and machineries	715	711
Construction in progress	115,645	437

	176,762	60,009

Less: Accumulated depreciation	(14,838)	(11,918)

	161,924	48,091

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,985	2,956	3,017

10           Intangible assets, net

	2014	2013
	RMB’000	RMB’000

Patents	2,400	2,750
Others	165	165

	2,565	2,915

Less: Accumulated amortisation	(824)	(665)

	1,741	2,250

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10           Intangible assets, net (continued)

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Amortisation expense	239	395	164

11           Land use right, net

	2014	2013
	RMB’000	RMB’000

Land use right	7,361	7,361
Less: Accumulated amortisation	(1,316)	(1,167)

	6,045	6,194

	2014	2013	2012
	RMB’000	RMB’000	RMB’000

Amortisation expense	149	141	177

12           Short term borrowings

	2014	2013
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	92,900	59,690
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	97,900	64,690

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

22           Restatement of Financial Statements

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2014 on April 29, 2015, management identified errors in the Company’s previously issued consolidated financial statements. The Company has incorrectly accounted for: (i) the recognition of CIP at the year ended December 31, 2014; (ii) overstated account and other receivables, other tax payable and income tax payable as of December 31, 2014.

The Company has an error on the accounting treatment regarding one of their construction projects from selling purpose to self-operation purpose in 2014. Therefore the income recognized for this project should be reversed and all the cost related to this project should recognize as a CIP at the year ended December 31, 2014.

The Company recognized RMB 77,841,000 in revenues of this project at the year ended December 31, 2014 in previous issue consolidated financial statement. Management considered this amount was overstated base on the changing of the project. As a result, the account receivable and other receivable related to this project have been overstated for RMB 10,000 and 13,596,000 respectively.

The Company recognized RMB 65,400,000 as cost of this project at the year ended December 31, 2014. Management considered this amount should be recognized as a CIP. As a result, the CIP would increase by RMB 65,400,000 as of December 31, 2014.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22         Restatement of Financial Statements (Continued)

Moreover, the Company identified that the income tax was also overstated by RMB1,791,000 for the year ended December 31, 2014 base on the above amendment.

The impact of the restatement on the December 31, 2014 financial statements is reflected in the following tables:

CONSOLIDATED BALANCE SHEETS

	December, 2014
	As Previously Reported	As Restated
Total current assets	392,278	379,718
Accounts receivable, net (note 6)	156,618	156,608
Prepayments and other current assets (note 7)	190,409	177,859
Property, plant and equipment (Note 9)	96,524	161,924
Total Assets	500,938	553,778
Other payables and accrued expenses	49,203	113,438
Other taxes payable	10,681	8,902
Income tax payable	805	60
Total liabilities	335,627	397,338
Total stockholders’ equity	165,311	156,440
Total liabilities and stockholders’ equity	500,938	553,778

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year Ended December 31, 2014
	As Previously Reported	As Restated

Revenue	474,265	396,424
Cost of revenue	(380,955)	(313,776)
Income taxes	(2,559)	(768)
Net income	22,879	14,008

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22         Restatement of Financial Statements (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the year Ended December 31, 2014
	As Previously Reported	As Restated
Net income	22,879	14,008
Accounts receivable, net	(9,491)	(9,481)
Prepayments and other current assets	(33,249)	(20,699)
Other payables and accrued expenses	(27,160)	37,075
Other tax payable	2,813	1,034
Income tax payable	296	(449)
Net cash provided by/(used in) operating activities	34,928	100,328
Purchase of property, plant and equipment	(52,566)	(117,966)
Net cash used in investing activities	(51,223)	(116,623)

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