Form 20-F
period 2015-12-31
EURO TECH HOLDINGS CO LTD
filed 2016-04-28
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 18/F Gee Change Hong Centre 65 Wong Chuk Hong Road Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report   2,061,909 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☑ No

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

Coalescer:	A process that coalesces smaller oil particles to form larger oil particles that can readily float to a tank’s surface.

Colorimeter:	An analytical instrument that measures substance concentration by color intensity when the substance reacts to a chemical reagent.

Human Machine Interface Software:	A type of software to interface (or coordinate) the interaction between machine or equipment and a human being.

Lamella:	Synthetic media installed in a clarifier tank to assist in particle flocculation (coming together in a “floc” or “flakes”).

Mass Spectrometer:	An analytical instrument that separates and identifies chemical constituents according to their mass-to-charge ratios and is used to identify organic compounds.

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

ITEM 3.   KEY INFORMATION

ITEM 3A.   SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income/(loss) data for years ended December 31, 2015, 2014, and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2012 and 2011and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2015	2014	2013	2012	2011
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	2,480	4,857	5,406	7,468	5,339
Working capital(1)	3,698	5,267	5,830	5,706	5,730
Total assets	21,270	23,399	23,878	24,947	23,864
Short-term debt(2)	0	0	0	0	0
Net assets	16,456	17,530	17,877	17,756	17,909
Capital Stock	123	123	123	123	123
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2015	2014	2013	2012	2011
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	18,302	18,822	18,602	21,645	20,213
Cost of revenue	(14,259)	(13,991)	(13,138)	(15,480)	(15,322)
Gross profit	4,043	4,831	5,464	6,165	4,891
Finance costs	(4)	-	-	-	-
Selling and Administrative Expenses	(5,997)	(5,802)	(5,719)	(6,224)	(6,565)
Operating loss	(1,958)	(971)	(255)	(59)	(1,674)
Interest Income	45	27	45	46	60
Other income, net	9	65	54	48	82
(Loss)/gain on disposal of fixed assets	-	-	(1)	(22)	328
(Loss)/income before taxes	(1,904)	(879)	(157)	13	(1,204)

Income taxes credit/(expenses)	47	(18)	(73)	(142)	63

Equity in income of affiliates	850	605	325	9	1,131
Net (Loss)/Income	(1,007)	(292)	95	(120)	(10)

Less: net loss/(income) attributable to non-controlling interest	391	169	(113)	(309)	531
Net (loss)/income attributable to the Company	(616)	(123)	(18)	(429)	521

Other comprehensive (loss)/income
Net (loss)/income	(1,007)	(292)	95	(120)	(10)
Foreign exchange translation adjustments	(63)	(15)	181	-	215
Release of translation reserves upon disposal of a subsidiary	-	-	(74)	-	-

Comprehensive (loss)/income	(1,070)	(307)	202	(120)	205
Less: Comprehensive loss/(income) attributable to non-controlling interest	477	176	(167)	(309)	442

Comprehensive (loss)/income attributable to the Company	(593)	(131)	35	(429	647

Net (loss)/income per Ordinary Share-Basic	(0.30)	(0.06)	(0.01)	(0.21)	0.25
-Diluted	(0.30)	(0.06)	(0.01)	(0.21)	0.25

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,063,738	2,069,223	2,069,223	2,070,685	2,087,922
Diluted	2,063,738	2,069,223	2,069,223	2,076,315	2,102,199

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2011 through 2015, the Renminbi has fluctuated and at the end of 2015, 2014, 2013, 2012 and 2011, the exchange rates were approximately RMB 6.4936 = US$ 1.00, RMB 6.1460 = US$ 1.00, RMB 6.1122 = US$ 1.00, RMB 6.3086 = US$ 1.00 and RMB 6.3585 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2011	6.3585	6.3318	6.6357	6.4640
Fiscal 2012	6.3086	6.2289	6.3862	6.3116
Fiscal 2013	6.1122	6.1084	6.3090	6.1943
Fiscal 2014	6.1460	6.0881	6.2080	6.1457
Fiscal 2015	6.4936	6.0933	6.4917	6.2288

US$ to HK$

Fiscal 2011	7.7690	7.7640	7.8090	7.7845
Fiscal 2012	7.7514	7.7501	7.7688	7.7571
Fiscal 2013	7.7546	7.7508	7.7651	7.7567
Fiscal 2014	7.7577	7.7500	7.7672	7.7547
Fiscal 2015	7.7506	7.7499	7.7672	7.7524

The Following Months	Low	High	Average
US$ to RMB

October 2015	6.31850	6.35999	6.35033
November 2015	6.31810	6.39815	6.37032
December 2015	6.39795	6.49170	6.45089
January 2016	6.50223	6.60575	6.56778
February 2016	6.51690	6.58537	6.54969
March 2016	6.44935	6.55430	6.50450

US$ to HK$

October 2015	7.74997	7.75062	7.75009
November 2015	7.75012	7.75147	7.75059
December 2015	7.75011	7.75284	7.75101
January 2016	7.75048	7.82217	7.77894
February 2016	7.76956	7.79641	7.78305
March 2016	7.75363	7.77424	7.76059

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

PRC Sovereignty over Hong Kong is Still Developing.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR”; Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The PRC’s political system and policies are not practiced in Hong Kong. Under this principle of “one country, two systems,” Hong Kong maintains a legal system that is based on common law and is different from that of the PRC.

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

There can be no assurance that these past, or any prospective future, changes in political, economic or commercial conditions in Hong Kong and the PRC will not result in a material adverse effect upon the Company.

Economic Stability in the Far East is Uncertain.

Most economies in the Far East have suffered from an economic instability. There can be no assurance that there will be a recovery, most especially in light of the recent global economic downturn. Continued growth in the PRC depends on an adequate supply of energy. There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.

The PRC’s Economic, Political and Social Conditions; Slowdown in Growth.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past thirty years, growth has been uneven, both geographically and among the various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in applicable tax regulations, rates of currency exchange, inflation and effects to curb inflation.

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.2% GDP in 2011 to 6.9% GDP in 2015 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by consumer demand . Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. Recently, the PRC government predicted that its annual growth rate in imports and exports would drop to 10% compared to more than 24% in 2011. From 2012 through 2015, the annual growth rates in imports and exports were 4.3%, 7.3%, 0.4%, 14.1% and 7.9%, 7.9%, 6.1%, and -2.8%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

The International Financial Crisis and Economic Conditions May Have A Material Adverse Impact on Our Business and Financial Conditions.

With deteriorating worldwide economies, global markets have experienced significant turmoil and upheavals characterized by extreme volatility and the volatility in prices and securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, high unemployment and declining consumer and business confidence. It appears that international economic deterioration has negatively impacted our revenue and other results of operation. We cannot predict the short and long-term impact of these events on our business and financial condition that may be materially and adversely affected in the future.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.9% in 2015. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; and the inflation rate was reduced in 2005 and 2006, escalated in 2007 and 2008 at a rate of 5.9%, was reduced by 0.7% in 2009 and increased by 3.3%, 5.4%, 2.6%, 2.6%, 2.0% and 1.4% in 2010, 2011, 2012, 2013, 2014 and 2015 respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

There is an Uncertain Legal System and Application of Laws.

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

The Business Laws of the PRC Legal System Are Still Developing.

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

The PRC Government Imposes Currency Controls.

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of its currency, Renminbi, into foreign exchange and through restrictions on foreign imports. The conversion of RMB into Hong Kong Dollars and U.S. Dollars must be based on rates set by the People’s Bank of China, which rates are set daily based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets.

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

There is a Foreign Currency Risk.

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

The PRC has had Turbulent Relations with the United States of America (“United States”).

Differences between the United States and PRC governments on some political issues continue occasionally to color their relationship. These occasional controversies could materially and adversely affect our business and operations. Political or trade friction between the two countries could also materially and adversely affect the market price of our ordinary shares (“Ordinary Shares”), whether or not they adversely affect our business.

Certain Risks Relating to the Company’s Business.

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

Since Fiscal 2008, the Company’s revenues have continued to decline and its losses have increased. The Company primarily attributes the revenue reduction, operating loss and loss before income taxes to the global international economic downturns and having key suppliers selling their products through China suppliers other than the Company. Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. A major portion of the operating loss for Fiscal 2011 was principally from Yixing Pact Environmental Technology Company Limited and Pact Asia Pacific Limited for the amount of approximately US$932,000 as a result of loss of approximately US$632,000 for its joint venture and research and development expenses of approximately US$193,000 incurred for its ballast water treatment system (“BWTS”). During Fiscal 2012, the Company had revenues of approximately US$21,645,000, an operating loss of approximately US$59,000 and a profit before income tax of approximately US$13,000. The principal reason for the operating loss for Fiscal 2012 was research and development expenses of approximately US$930,000 incurred for its BWTS. During Fiscal 2013, the Company had revenues of approximately US$18,602,000, an operating loss of approximately US$255,000 and a loss before income tax of approximately US$157,000. The principal reason for the operating loss for Fiscal 2013 was the drop in sales revenue from engineering activities as a result of competition from companies offering similar services that we believe to be of lower quality than our services, at lower prices. During Fiscal 2014, the Company had revenues of approximately US$18,822,000, an operating loss of approximately US$971,000 and a loss before income tax of approximately US$879,000. The principal reason for the operating loss for Fiscal 2014 was the drop in sales revenue and gross margin from engineering activities as a result of strong competition and the international economic slowdown. During Fiscal 2015, the Company had revenues of approximately US$18,302,000 an operating loss of approximately US$1,958,000 and a loss before income tax of approximately US$1,904,000 The principal reason for the operating loss for Fiscal 2015 was further drop in sales revenue and gross margin from engineering activities.

We encountered difficulties in the PRC in obtaining certain new customers for our products and services as these potential new customers appear reluctant to separate from their current service providers and sellers.

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

Future Plans to Increase Revenue; Decrease Losses and Return to Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date, this has not been successful but the Company plans to continue these economizing efforts. Also, land based tests and sea based tests for its BWTS model P-300 with a treatment related capacity of 300 cubic meters/hour were passed, and the Company  obtained formal certification  from China’s Classification Society (“CCS”), acceptance from the U.S. Coast Guard for use as an Alternate Management Systems (“AMS”) in U.S. waters and RS type approval (Russian Maritime Register).The Company has been developing the other sizes of BWTS, namely, 200, 500, 750, 1000 and 1250 Cubic Meters per hour in order to have a full range meeting various requirements of customers and has submitted all necessary documents to CCS for review for the application of the type approval certificates  The Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu during 2015. The Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels  and are working on a number of sales quotations. There can be no assurance that continuing its streamlining of efforts and its testing of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company. Even if the Company builds a market for a product or service, the research and development and marketing of that product or service will result in losses to the Company for a significant period of time, even if that product or service ultimately becomes profitable. Also, we have developed products such as TOC analyzer and the flue gas emissions analyze that have resulted in nominal sales . However, we have been unable to market such energy meters. There can be no assurance that products, if any, that we develop in the future, will not have similar results with the time, effort and expense used to develop any such products having a material adverse effect on the Company.

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

We have taken equity positions in related businesses. We will not seek stockholder approval for any additional acquisitions unless required by applicable law and regulations. Our stockholders may not have an opportunity to review financial and other information on acquisition candidates prior to consummation of any acquisitions under almost all circumstances.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Biotage Sweden AB (“Biotage”), Stanford Research Systems, Inc. (“Stanford”), and Hach Company (“Hach”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2011, our sales revenue from trading activities decreased by approximately 17% as a result of a loss of vendors. During Fiscal 2012, our sales revenue from trading activities slightly decreased by approximately 5% but no significant vendors were lost. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities. During Fiscal 2013, our sales revenue from trading activities slightly increased by approximately 2%. During Fiscal 2014, our sales revenue from trading activities slightly increased by approximately 6%. During Fiscal 2015, our sales revenue from trading activities slightly increased by approximately 5%. Biotage has set up its own presence in the PRC market and the Company is now a non-exclusive distributor of Biotage since April 2016.

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

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For NASDAQ; Recent Deficiency Cured.

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

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ. See—“Being a ‘Controlled Company’ Exempts Us from Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

Being A “Controlled Company” Exempts Us From Certain Other Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

As a result of T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer beneficially owning the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in rules and regulations applicable to NASDAQ listed issuers. As a “controlled company,” we are not required to comply with certain NASDAQ corporate governance criteria including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

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

There Are Risks In Purchasing Low-Priced Securities.

If our securities were to be suspended or delisted from NASDAQ, they could be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established clients and “accredited investors.” For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. Consequently, such rules may affect the ability of broker-dealers to sell our securities and the ability to sell any of our securities in any secondary market that may develop for such securities. In the event our securities are no longer listed on NASDAQ or are not otherwise exempt from the provisions of the SEC’s “penny stock” rules, such rules may also affect the ability of broker-dealers and investors to sell our securities.

There Is No Assurance Of A Continued Public Market For Our Securities.

There can be no assurance that a trading market for our Ordinary Shares will continue.

We May Be Considered To Be A Passive Foreign Investment Company For The 2015 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2015. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2015 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation.”

If We Become Directly Subject to the Recent Scrutiny Involving U.S.-Listed Chinese Companies, We May Have to Expend Significant Resources to Investigate and/or Defend the Matter, Which Could Harm our Business Operations, Stock Price and Reputation and Could Result in a Complete Loss of Your Investment in Us.

U.S. listed companies that have substantial operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any unwarranted scrutiny, even allegations that are not true, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

Yixing Pact Environmental Technology Company Limited (“Yixing”) and Pact Asia Pacific Limited (“Pact,” collectively with “Yixing”, “Pact-Yixing”), companies engaged in the water and waste-water treatment solution business, became our majority-owned subsidiaries in 2005, and we acquired additional two percent (2%) and five percent (5%) equity interests in Pact and Yixing in January 2010 and July 2011, respectively.

Pact-Yixing, situated in Shanghai, specialize in the design, manufacture and operation of water and waste-water treatment plants in several industries situated in China. Pact-Yixing, through agents and business alliances, also conduct similar operations in the Middle East.

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating loss of approximately US$ 558,000  in Fiscal 2015 and we plan to wind it down upon completion of the outstanding projects and collection of outstanding account receivable.

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

Far East owns a 20% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue and net income steadily increased during Fiscal 2011. During Fiscal 2012, although Blue Sky’s sales orders increased by 27%, its revenue and net income decreased due to the delay in implementation of some major projects.  Blue Sky's revenue and net income have steadily increased during Fiscal 2013, Fiscal 2014 and Fiscal 2015. Blue Sky has received approval from the National Equities Exchange and Quotations (“NEEQ”) to list its shares on the New Third Board in the PRC on November 17, 2015. The New Third Board is a national over-the-counter market in the PRC regulated by China Securities Regulatory Commission, and managed by NEEQ. New Third Board serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New ThirdBoard will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

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

In Fiscal 2015, Blue Sky and Jia Huan made income contribution of approximately US$663,000 and US$187,000, respectively, to the Company. In Fiscal 2014, Blue Sky and Jia Huan made income contribution of approximately US$453,000 and US$152,000, respectively, to the Company.  China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries.This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions.Management believes such development in the Chinese government policy will benefit our business as well as those of these two affiliates.

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

In 2005 we acquired Pact-Yixing to allow the Company to bid on larger water, waste-water and power generation projects. The Company believes that the Pact-Yixing business is complementary to the Company’s business as the Company expects to have a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well.

Pact-Yixing completed a substantial number of industrial water and waste-water treatment projects in the PRC. The majority of these projects are for large multinational manufacturing facilities for clients from the USA, Europe and Japan. Process design as well as mechanical and electrical engineering are completed in-house and manufacturing contracted to approved fabricators of components. Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Pact-Yixing’s quality control engineers.

Pact-Yixing’s clients cover a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products.

The water and waste-water treatment processes applied at Pact-Yixing cover chemical, physical, biological and membrane separation. Combinations of those processes are normally used to treat a specific industrial process feed or effluent. With respect to the water treatment side of Pact-Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants. As for waste-water treatment, Pact-Yixing design and build biological treatment systems, oil coalescers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfiltration, dewatering systems and package type mobile sewage treatment plants. Biological treatment plants cover both aerobic and anaerobic processes. State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBR (membrane biological reactors) are technologies also covered by Pact-Yixing. See – “Glossary.”

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment. Pact and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture (the “JV”). Pact invested US$300,000 and had a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, Pact-Yixing’s managing director, and a third party each invested US$100,000 in consideration for 20% interests. The JV had an operating loss of approximately US$632,000 in Fiscal 2011 as a result of expenses resulting from the liquidation of the JV, such as severance payments and impairment of inventory. The JV was liquidated in 2013 and its business has been taken over by Pact-Yixing.

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

During Fiscal 2013 there was no significant sales contracts received for Shanghai Environmental. Also, during Fiscal 2013, there were no major changes in revenues from trading activities. Revenue from Pact-Yixing decreased in 2013 resulting in a decrease in operating profit from engineering activities of approximately US$295,000.

During Fiscal 2014, there were slight increases in revenues from trading activities. Revenue from Pact-Yixing decreased in 2014 and research and development costs of approximately US$631,000 spent for BWTS and operating loss of approximately US$238,000 of Shanghai Environmental, resulting in operating loss from engineering activities of approximately US$640,000.

During Fiscal 2015, there were slight increases in revenues from trading activities. Revenue from Pact-Yixing decreased in 2015 and research and development costs of approximately US$851,000 spent for BWTS and operating loss of approximately US$558,000 of Shanghai Environmental, resulting in operating loss from engineering activities of approximately US$1,624,000.  We plan to wind it down upon completion of the outstanding projects, and collection of outstanding account receivable.

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. Our existing distribution network for these products, is not that effective, we experienced no significant increase in sales for same in Fiscal 2013 and continue to seek new distribution channels. Also, during the 1st Quarter of Fiscal 2013, we received three engineering contracts worth about US$ 2.3 million from two foreign companies outside China and one company in China and we felt positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact-Yixing’s competitive prices and the high quality of its services. Two of said contracts were completed in Fiscal 2013 and the remaining one contract was completed in Fiscal 2014. We have been investing significant portion of our resources to developing our BWTS for the global market and expect the new BWTS business will generate revenues for coming years although no assurance can be given.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com.cn) will allow us to continue to offer products at lower prices than our competitors. This website is not that effective at this moment.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. As we begin to promote our BWTS product that currently treats wastewater at a rate of 300 cubic meters per hour, we are also developing other BWTS products with greater treatment capacities, namely 200, 500, 750, 1,000 and 1,200 cubic meters per hour and have submitted documents to apply type-approval certifications from CCS for its full range products to target larger markets. , We will apply  type-approval certifications from AMS and Lloyd's Register (“LR”). LR is the world's oldest and most well-regarded Ship Class Society to which we need to obtain a type-approval certification in order to supply our BWTS products to LR Class ships.

We also anticipate that an additional US$400,000  in research and development costs will be expended on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, air and water testing equipment and monitoring equipment during Fiscal 2016.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization (“IMO”) requires that the Ballast Water Management (“BWM”) Convention will enter into force 12 months after ratification by 30 States, representing 35%of world merchant shipping tonnage. If and when it goes into force, all ocean going vessels will be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge. Pact has been attempting to develop a non-chemical BWTS since late 2010 and Pact has successfully completed and passed the land based test requirement in 2012, and passed ship board testing and  obtained CCS certification in the PRC and compliance with IMO convention in 2014.  As of April 22, 2016, 50 countries had joined, representing 34.83% of world merchant shipping tonnage. The adoption of the last set of Guidelines for the uniform implementation of the BWM Convention and the approval and certification of modern ballast water treatment technologies have removed the last barriers to the ratification of instrument and significant number of countries have indicated their intention to accede to this Convention in the near future.  We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in the BWM Convention shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or received no indications of interest for the private sales of our securities.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. The revenue from sales of air quality monitoring instruments is nominal as the Company has not been able to acquire a distributorship for air quality instruments from brand name manufactures that we believe engage in direct customer sales or rely on their existing distributors. Sample pre-treatment equipment is used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See – “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 64.7%, 67.5% and 59.1% of its revenues from the sale of scientific instruments during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

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

In conjunction with the distribution of products such as programmable logic controllers, telemetry units and supervisory control and data acquisition (SCADA) systems and software, the Company also provides systems engineering to government agencies, waste-water treatment and power generation plants and beverage producers. Specific services provided include automated control system design, the operation and management of various waste-water, water and power generation projects. We endeavor to introduce, develop, and promote new and advanced technologies, products, and appropriate technical developments from abroad. We have also been cooperating with established technology companies and engage in systems and special projects in Programmable Logic Control, Telemetry unit, SCADA systems, Human Machine Interface Software and Sequential Event Recording.

The Company derived approximately 33.6%, 31.2% and 39.4% of revenues from the sale of Power Solutions and Process during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.7%, 1.3% and 1.5% of its revenues from technical support operations during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Customers. During Fiscal 2015, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and expect to receive more orders in 2016. We are working on the development of a handheld chlorophyll fluorometer. Our ultimate goal is to further develop a portable ballast water checker for quick indications of gross exceedance of the Ballast Water compliance standards. Shanghai Euro Tech Limited achieved its economic breakeven point in Fiscal 2015 and  Fiscal 2014.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Biotage, Stanford and Hach, which are the Company’s largest suppliers, with purchases from them accounting for approximately, 10%, 17%, 7% and 11% during Fiscal 2012, 20%, 17%, 8% and 8% during Fiscal 2013, 33%, 11%, 11% and 8% during Fiscal 2014, 39%,11%, 11%, and 6% during Fiscal 2015, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements with Biotage and Hach. After the expiry of the agreement on 31 March 2016, Biotage opens the PRC market while the Company is still Biotage’s sole agent in Hong Kong and Macau. The Company has only an Authorization Letter from Thermo granting the Company rights to sell Thermo’s Mass Spec Products in Hong Kong and Macao which is valid until December 31, 2016. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (“MEP”), under which there are Environment Protection Bureaus in each city and county. According to information provided by MEP, there are over 2,700 monitoring stations to collect and analyze the environmental data of each city and county.  MEP has identified over 14,400 major industrial polluters, including wastewater discharging enterprises, flue gas emitting enterprises, municipal wastewater treatment plants and heavy metal producing enterprises, for pollution control. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government has established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD by 8% and ammonia nitrogen and nitrogen dioxide by 10%. The PRC government passed a law requiring power distributors to combat global warming. A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff. Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources. In 2015, COD,  ammonia, sulfur dioxide and nitrogen oxide emissions declined by 3%, 3%, 5% and 9%, respectively. The overall objectives its 13th Five-Year Program (2016-2020)  are: to improve the overall quality of the ecological environment, significantly reducing emissions of major pollutants. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

Competition

The Company faces competition from other distributors of substantially similar products as well as the manufacturers of such products, and in both foreign and Chinese markets. The Company faces its principal competition from manufacturers and other distributors of its core products located in Hong Kong and the PRC. Moreover, the Company has implemented plans to assemble products of the kind that it presently distributes (see – “Manufacturing and Product Assembly Operations”). Assembly operations have developed to the stage where some products have already been presented to the market and the Company is in direct and unavoidable competition with certain of its vendors. There can be no assurance that the existence of this direct competition will not impair the Company’s ability or such competitor’s willingness to continue providing other products for continued distribution by the Company and that such a development would not materially adversely affect the Company’s core business.

During Fiscal 2015, Fiscal 2014, Fiscal 2013 and Fiscal 2012, the Company’s gross profit margins were approximately 22% 26%, 29% and 28%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

Website

The Company has an internet platform located at http://www.chinah2o.com. The website is directed toward environmental businesses in China. The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated sufficient external revenue and is now being operated directly through the Company instead of through a subsidiary deregistered in February 2012.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has an internet platform. The website is located at http://www.yibaynet.com.cn. The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang, Xi’an and Urumqi. During Fiscal 2010, the Company closed five retail outlets and one representative office and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 24 people. During Fiscal 2011, the Company closed two representative offices and consolidated some personnel into our remaining representative offices and retail/trading companies, and reducing overall staffing by 18 people. During Fiscal 2012, we reduced overall staffing by seven people. During Fiscal 2013 and Fiscal 2014, the Company had a marketing and sales force of 27 people who are paid a salary plus a sales-based commission. During Fiscal 2015, the Company had a marketing and sales force of  26  people who are paid a salary plus a sales-based commission.  Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company.

Our remaining sales subsidiaries are located in: Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an.

Our remaining representative offices are located in: Beijing and Urumqi. The representative offices are liaison offices of Far East while the sales subsidiaries are actually engaged in sales of the Company's products and assisting customers in the use of our products.

Litigation

After a fatal traffic accident in September 2010, the parents of two persons who died in the accident, deceased employees of a site the Company was working upon, commenced an action against ten Defendants, including the Company, in the People’s Court, Tian Dong city, Guangxi, PRC. The Plaintiffs alleged that the accident was caused by a vehicle driven by an employee of a civil engineer sub-contractor of the Company, performing Company tasks during the accident and the Company assumed joint and several liability with the driver. The Plaintiffs sought damages of US$ 64,000 and US$ 95,000, respectively, and attorney’s fees. The Company vigorously defended the action and denied liability on the grounds that the driver had not been proven to be the employee of the civil engineer sub-contractor and had failed to obey a traffic light. The Tian Dong People’s Court issued a verdict dated September 11, 2011 finding, among other things, that the Company was not liable. One of the Plaintiffs had appealed that verdict to the Baise Intermediate People’s Court, Guangxi Zhuang Autonomous Region, PRC on November 20, 2011. After the hearing on April 23, 2012, the appellate court issued a verdict dated May 10, 2012 finding, among other things, that the Company was not liable for joint and several liability with the driver, but must bear 30% of the liability of the civil engineer sub-contractor for the amount of US$52,000. Management decided not to appeal the verdict as the chance of success was remote. The verdict by the People’s Court was executed in Fiscal 2014. The family of a Company employee who died in the accident has asked for additional compensation which was settled in Fiscal 2014.

Shanghai Euro Tech Environmental Engineering Limited (“Shanghai Environmental”) is a plaintiff in a civil action claim from the defendant, GuangXi Tiandong Industrial Investment Development Co., Ltd. for outstanding accounts receivable debts of approximately of USD 416,000. The litigation has not been concluded, but having taken legal advice, the directors are of the opinion that no provision is required to be made in the consolidated financial statements since based on the evidence that Shanghai Environmental has a reasonable chance of recovering the whole debts.

Zhang Qiu Song filed a statement of claim against against Yixing Pact Environmental Technology Co., Ltd (“Yixing”) in a civil claim at the People’s Court of HuangBu District, Shanghai, PRC for certain labor dispute. The court issued a verdict dated March 26, 2015 finding Yixing to be liable for total damages of approximately US$77,000. Yixing had paid the damage and the case was fully concluded during fiscal 2015.

Yixing is also the defendant in a pending litigation for breach of contract in purchases of goods for damages of approximately US$25,000 plus late payment penalty of approximately $6,000. At December 31, 2015, provision of approximately  US$25,000 has been made in our consolidated financial statements in connection with this litigation. The outcome of the late penalty remains uncertain and Yixing expects to vigorously defend the case in order to not liable for the late payment penalty. The Company considers that the interest expenses of the above claim is not material and therefore provision has not been made in the consolidated financial statement of the Group as at December 31, 2015.

ITEM 4C.   ORGANIZATIONAL STRUCTURE

Euro Tech Holdings Company Limited (the “Company”, “we”, or “us”) was incorporated in the British Virgin Islands on September 30, 1996.

Far East is the principal operating subsidiary of the Company.  It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People’s Republic of China (the “PRC”).

Details of the Company’s current significant subsidiaries are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jia Huan Electronic Co. Ltd.	20%	PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

ITEM 4D.   PROPERTY, PLANT AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2015 were approximately US$297,000 . Future minimum rental payments as of December 31, 2015, under the agreements classified as operating leases with non-cancellable terms amounted to US$247,000 of which US$217,000 are payable in the year 2016 and US$30,000 are payable within years 2017 to 2021.

The Company maintains an executive office at Unit C and D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2017 with a monthly rental payment of approximately US$6,000. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

The Company owns approximately 1,200 square feet of space in a building in Hong Kong. This property is now rented out to a third party.

The Company’s five field and representative offices are rented by the Company pursuant to short-term leases with an aggregate rent of approximately US$2,100 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,220. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$2,857. Shanghai Euro Tech Environmental Engineering Company, Ltd.’s premises are also rented pursuant to a short term lease for a monthly rent of approximately US$1,310.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a three year lease expiring in January 2017, providing for a monthly rent of approximately US$8,377.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview. The Company is engaged in two different major segments, namely trading and manufacturing and engineering.

For the trading segments, the Company is a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers).

For the engineering segment, the Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, engineering, production, sales and servicing of environmental protection equipment, and energy conservation and related products. Through its majority owned subsidiaries, Pact-Yixing, its wholly-owned subsidiary, Shanghai Environmental, and its minority owned affiliates, Blue Sky and Jia Huan, the Company also engages in water and waste-water treatment engineering and air pollution control business.

ITEM 5A.   OPERATING RESULTS
Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from, Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2013	66%	32%
2014	58%	33%
2015	51%	48%

Sales to customers situated in Macau and elsewhere through Fiscal 2015 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 7% in Fiscal 2013 as compared with Fiscal 2012. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 1% in Fiscal 2014 as compared with Fiscal 2013. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 15% in Fiscal 2015 as compared with Fiscal 2014.  See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 7% in Fiscal 2013 as compared with Fiscal 2012. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, which we believe to be of lower quality than our services, at lower prices. Sales in the PRC, expressed as a percentage of total revenue, decreased by 8% in Fiscal 2014 as compared with Fiscal 2013. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, which we believe to be of lower quality than our services, at lower prices. Sales in the PRC, expressed as a percentage of total revenue, decreased by 7% in Fiscal 2015 as compared with Fiscal 2014. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of keen competition under the current tough microeconomic environment.  See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2015		2014		2013		2012		2011
Revenue	18,302	100%	18,822	100%	18,602	100%	21,645	100%	20,213	100%
Cost of revenue	14,259	77.9%	13,991	74.3%	13,138	70.6%	15,480	71.5%	15,322	75.8%
Gross Profit	4,043	22.1%	4,831	25.7%	5,464	29.4%	6,165	28.5%	4,891	24.2%
Selling and administrative Expenses	5,997	32.8%	5,802	30.8%	5,719	30.7%	6,224	28.8%	6,565	32.5%
(Loss)/income before income Taxes	(1,904)	-10.4%	(879)	-4.7%	(157)	-0.8%	13	0.1%	(1,204)	-6.0%
Income taxes credit/(expenses)	47	0.3%	(18)	-0.1%	(73)	-0.4%	142	0.7%	(63)	-0.3%
Equity in income of Affiliates	850	4.6%	605	3.2%	325	1.7%	9	0.1%	1,131	5.6%
Net (loss)/income	(1,007)	-5.5%	(292)	-1.6%	95	0.5%	(120)	-0.6%	(10)	-0.1%
Net loss/(income) attributable to Non-controlling interest	391	2.1%	169	0.9%	(113)	-0.6%	(309)	-1.4%	531	2.6%
Net (loss)/income attributable to the Company	(616)	-3.4%	(123)	-0.7%	(18)	-0.1%	(429)	-2.0%	521	2.6%

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$520,000 or 2.8% to approximately US$18,302,000  in Fiscal 2015 from approximately US$ 18,822,000 in Fiscal 2014. Revenue from trading and manufacturing activities increased by approximately US$609,000, while revenue from engineering activities decreased by approximately US$1,129,000. The decrease in revenues from engineering activities was principally due to keen competition under the current tough economic environment in PRC. Pact-Yixing’s revenues of approximately US$5,994,000 and US$ 7,060,000 were included in our revenues in Fiscal 2015 and Fiscal 2014, respectively.

Gross profits decreased by approximately US$788,000 or 16.3% to approximately US$4,043,000 for Fiscal 2015 as compared to approximately US$ 4,831,000 for Fiscal 2014.   During Fiscal 2015, the Company’s cost of revenue was approximately US$14,259,000, or 77.9% of revenues, in comparison to approximately US$13,991,000, or 74.3% for Fiscal 2014. Cost of revenue expressed as a percentage of revenue increased by 3.6% in Fiscal 2015 as compared with Fiscal 2014. The gross profit margin percentage decrease were principally due to increase in revenues from trading of larger analytical products with lower gross profit margin and decrease in higher gross margin of engineering revenues. Pact-Yixing contributed approximately US$1,666,000 to our gross profit in Fiscal 2015, a decrease of approximately US$ 598,000 from Fiscal 2014.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$5,997,000 in Fiscal 2015, a slight increase of approximately US $195,000 or 3.4% from approximately US$ 5,802,000 in Fiscal 2014. The increase was largely due to increase in the research and development expenses resulting from BWTS. The research and development expenses increased from approximately US$631,000 in Fiscal 2014 to approximately US$851,000 in Fiscal 2015. Such increase was offset by the reduction of selling and administrative expenses other than research and development expenses.

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$850,000 in Fiscal 2015, an increase of approximately US$245,000 or 40% from approximately US$ 605,000 in Fiscal 2014 because of increase in sales revenue of the affiliates.

Interest Income. Interest income in Fiscal 2015 was approximately US$45,000 as compared to approximately US$27,000 in Fiscal 2014.

Other Income. Other income decreased by approximately US$56,000 or 86% to approximately US$9,000 in Fiscal 2015 from approximately US$ 65,000 in Fiscal 2014. The decrease in other income was principally due to increase in currency exchange loss of approximately US$63,000.

Income Taxes. Taxes credit of  approximately US$47,000 in Fiscal 2015 as compared to tax expenses of approximately US$18,000 in Fiscal 2014. This change  was primarily the result of decrease net taxable income for Fiscal 2015.

Net Income. Loss from continuing operations increased by approximately US$493,000 or 400% to approximately US$616,000 in Fiscal 2015 from approximately US$123,000 in Fiscal 2014. This was primarily due to decrease in revenue from engineering activities and research and development expenses for BWTS.

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

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$605,000 in Fiscal 2014, an increase of approximately US$280,000 from approximately US$325,000 in Fiscal 2013.

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

Net Income. Net loss increased by approximately US$ 105,000 to  approximately US$ 123,000 in Fiscal 2014 from a net loss of approximately US$18,000 in Fiscal 2013. This was primarily due to the decrease in revenues and gross profit.

ITEM 5B.   LIQUIDITY AND CAPITAL RESOURCES
The Company has primarily used its own funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2015 and Fiscal 2014 were approximately US$ 3,698,000 and US$ 5,267,000, respectively.

During Fiscal 2015, the Company used net cash of approximately US$2,972,000 in its operating activities principally as a result of net loss of US$616,000, increase in accounts receivables of approximately US$232,000 and inventory of approximately US$ 14,000, and decrease in accounts payable of approximately US$507,000 and other payables of approximately US$ 475,000 which was partially covered by decrease in prepayments and other current assets of approximately US$ 89,000.

During Fiscal 2015 and Fiscal 2014, the Company generated approximately US$ 675,000 and used approximately US$ 64,000 in investing activities, respectively. The Company used approximately US$ 21,000 and US$10,000 to purchase facilities and equipment in Fiscal 2015 and Fiscal 2014, respectively. During Fiscal 2015 and Fiscal 2014, the Company reduced approximately US$ 404,000 and used approximately US$314,000, respectively, as restricted cash to issue performance guarantees to its customers through its banks in projects requiring performance guarantees.  During Fiscal 2015 and Fiscal 2014, the Company received dividends of approximately US$292,000, and US$302,000 respectively, from the affiliates and paid dividends of approximately US$Nil, and US$42,000 respectively, to non-controlling interest.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$1,660,000 at December 31, 2015. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$4,857,000 at the end of Fiscal 2014 to US$2,480,000 at the end of Fiscal 2015. The principal reason for the decrease in cash was the net cash outflow from operating activities.

The Company’s net accounts receivable increased from approximately US$4,268,000 at the end of Fiscal 2014 to US$4,500,000 at the end of Fiscal 2015. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory increased from approximately US$ 543,000 at the end of Fiscal 2014 to US$ 557,000 at the end of Fiscal 2015.

The Company’s capital expenditures were approximately US$21,000 and US$10,000 in Fiscal 2015 and Fiscal 2014, respectively. Capital expenditures during Fiscal 2015 and Fiscal 2014 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2015, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing and expansions needs from operations, available bank credit facilities and proceeds from the issuances of our ordinary shares and expects to continue funding these requirements from operations and available bank credit facilities. The Company may use its funds to form strategic alliances with third parties, invest in product research and development, or expand its sales offices or, with third parties, seek to acquire new products or form strategic alliances. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities would be sufficient to fund its future cash requirements.

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

Critical Accounting Policies

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which modifies the requirements for disposals to qualify as discontinued operations and expands related disclosure requirements. This new accounting guidance will be effective for the interim and annual period beginning December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was deferred by ASU 2015-14, issued by the FASB in August 2015, and this new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the required presentation of debt issuance costs from an asset on the balance sheet to a deduction from the related debt liability. This new accounting guidance will be effective for interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement, which clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software under ASC 350-40. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. Under this ASU, non-LIFO inventory will be measured at the lower of cost and net realizable value, eliminating the options that currently exist for market valuation. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. No other changes were made to the current guidance on inventory measurement. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (Subtopic 205-40), which addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified statement of financial position. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. Early application is permitted as of the beginning of the interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment will be effective for the interim and annual period beginning after December 31, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will replace the existing guidance in ASC 840, Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company's payments for tax withholdings should be classified. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2018. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products. This update clarifies when it is acceptable to recognize the unredeemed portion of prepaid gift cards into income. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019.  The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

ITEM 5C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2015, Fiscal 2014 and Fiscal 2013, the Company expensed approximately US$ 852,000, US$631,000 and US$427,000, respectively, on the research and development of its products.

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

ITEM 5E.   OFF BALANCE SHEET ARRANGEMENTS.

None.

ITEM 5F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Payments Due By Period

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	247,000	US$	217,000	US$	30,000	—	—

Total Contractual Cash Obligations	US$	247,000	US$	217,000	US$	30,000	—	—

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.   DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	72	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	57	Director and Chief Financial Officer

Alex Sham	52	Director

Y.K. Liang	86	Director

Fu Ming Chen	67	Director

Vincent Pak Kan Wong	66	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. (“Eurotherm”) between 1971 and 1992. From 1988 until he retired in February 2005, Mr. Leung had also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Master’s degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

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

Y.K. Liang has been a Director of the Company since February 1998. Mr. Liang was a director of Wong Liang Consultants Ltd. (“Consultants”) and a member of the certified public accounting firm of Y.K. Liang & Co. (“LCO”). Mr. Liang has been a director of Sammy Lau CPA Limited for more than the past five years. Consultants is a general business consulting firm.

Fu Ming Chen has been a Director of the Company since August 24, 2015.  Mr. Chen has a background in accounting and tax. He served as the Finance and Tax Manager of Shanghai Huaxiang Woolen Dressing Co., Ltd. from 1995 to 2013. Prior to that, from 1978 to 1994, he served as the Chief Accountant at Gulu Chemical Factory, where he was a member of the senior management. He held a County Township Audit Certificate issued by Shanghai ChuanSha County People’s Government from 1991 to 2001 which authorized him to carry out audit of Township and Village Enterprises in Shanghai ChuanSha County on behalf of local tax authority. He also holds a Certificate of Accounting Professional – Intermediate Level Accountant as well as a Higher Professional Education Certificate issued by Shanghai Television University. The Board believes Mr. Chen’s qualifications to sit on the Board include his significant experience with accounting and tax, as well as his leadership of business organizations.

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

Currently to our knowledge, there is no material legal proceeding involving any director, officer or holder of more than five percent of the Company’s Ordinary Shares.

There are no family relationships between any of the above.  There was no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any person above was selected as a director or member of senior management.

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

ITEM 6B.   EXECUTIVE COMPENSATION.
From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2015, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$ 191,000, Jerry Wong, Chief Financial Officer received a yearly salary of US$103,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$ 95,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$138,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2015 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2015.

Compensation of Directors. Directors of the do not receive compensation for their services as directors; however, Board of Directors authorize the payment of compensation to the Directors for their attendance at regular and annual meetings of the Board and for attendance at committee meetings of the Board as is customary for similar companies. Directors are reimbursed for their reasonable out-of-pocket expenses in connection with their duties to the Company. .

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

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, each of the Company and its employees who joined the Company subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Company and its employees are subject to a maximum of HK$1,500 per month and thereafter contributions are voluntary and are not subject to any limitation. The Company and its employees made their first contributions in December 2000.

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

During the year ended December 31, 2015, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$ 458,000.

Company Option Plans.

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

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2015		2014		2013
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	20,692	3.44	-	-	-	-
Granted			20,692	3.44	-	-
Cancelled/Expired	-	-	-	-	-	-
Exercised	-	-	-	-	-	-

Outstanding, end of year	20,692	3.44	20,692	3.44	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2014, there were 20,692 options outstanding.

As of December 31, 2015, there were 20,692 options outstanding.

ITEM 6C.   BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. All of the Company’s six directors were re-elected at the Company’s last annual meeting of shareholders in November 2015. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had four meetings of its Board of Directors during Fiscal 2015, while its Audit Committee had four meetings during Fiscal 2015.

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

The Audit Committee is currently composed of Y.K. Liang, Vincent Pak Kan Wong and Fu Ming Chen. The Audit Committee’s “financial expert” is Y.K. Liang. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

ITEM 6D.   EMPLOYEES.

At April 5, 2016, the Company (exclusive of Yixing-Pact) had approximately 72 full-time employees. At December 31, 2015, 2014 and 2013, staffing levels were approximately as follows:

	2015	2014	2013
Marketing and sales	26	27	27
Administrative	30	30	31
Technical	19	22	22
Total full time employees	75	79	80

At April 5, 2016, Pact-Yixing had approximately 47 full-time employees.  As of December 31, 2015, 2014 and 2013, respectively, staffing levels were approximately as follows: Engineers - 41, 39 and 41; Administrative Persons - 8, 12 and 9.

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

ITEM 7A.   MAJOR SHAREHOLDERS.

The following table sets forth, as of April 4, 2016, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group. Based upon 2,069,223.000 shares of the Company’s Ordinary Shares outstanding as of April 4, 2016.  The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)(2)	1,059,852	51.4%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Fu Ming Chen(1)	*	*

Vincent Pak Kan Wong (1)	*	*

All Executive Officers And Directors of the Company as a group (6 persons)	1,148,440	55.7%

*Denotes Nil

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)	Includes shares of the Company’s Common Stock owned of record by Pearl Venture Ltd, which is a trust established for the benefit of Mr. Leung.

ITEM 7B.   RELATED PARTY TRANSACTIONS.
See – Item 6B. Compensation.

ITEM 8.   FINANCIAL INFORMATION

ITEM 8A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 8A.1	See – Item 18.

Item 8A.2	See – Item 18.

Item 8A.3	See – Report of Independent Registered Public Accounting Firms, pages F-2 and F-3.

Item 8A.4	We have complied with this requirement.

Item 8A.5	Not applicable.

Item 8A.6	Not applicable.

Item 8A.7	Legal Proceedings. See – Item 4B. Business Overview-Litigation.

Item 8A.8	Dividend Policy.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2011	2.15	9.13
2012	1.98	6.30
2013	2.40	6.75
2014	2.56	6.24
2015	2.04	4.41

Quarters Ended	Low	High
	US$	US$

March 31, 2014	4.03	6.23
June 30, 2014	3.88	5.60
September 30, 2014	3.76	6.05
December 31, 2014	2.56	3.99
March 31, 2015	2.04	4.41
June 30, 2015	2.61	2.73
September 30, 2015	2.41	2.6
December 31, 2015	2.76	2.896
March 31, 2016	3.01	3.17

The Following Months	Low	High
	US$	US$
October 2015	2.44	2.79
November 2015	2.35	3.62
December 2015	2.76	4.19
January 2016	2.65	3.87
February 2016	3.10	3.74
March 2016	2.82	3.50

Based upon information received from its transfer agent, the Company believes that it has approximately 35 shareholders of record including 905 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2015 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2015, ETTS had an assessable loss carried forward of US$588,103 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for the PRC Enterprise Income Tax of 25% for 2015. As of December 31, 2015, SET had an assessable loss carried forward of US$284,173 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25%. As of December 31, 2015, SETEE had an assessable loss carried forward of US$1,362,392 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

According to the relevant PRC tax rules and regulations, Yixing-Pact Environmental Technology Co., Ltd is registered in Shanghai as a Foreign Owned Enterprise that is entitled to Enterprise Income Tax rate of 25%. As of December 31, 2015, Yixing-Pact had an assessable loss carried forward of US$994,025 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Variable Interest Entities (“VIEs”) of the Company provide for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$1.1 million at December 31, 2015 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2015	2014	2013
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(177)	(194)	(49)
Change in valuation allowances	455	93	124
Under-provision for income tax in prior years	(69)	-	-
Nondeductible expenses	(256)	119	(2)
Total (credit)/provision for income tax at effective tax rate	(47)	18	73

PRC statutory reserves.

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries can also appropriate certain amount of their net income to the enterprise expansion fund.

(i) Statutory reserve fund.

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of the companies’ net income to the statutory reserve fund until such fund reaches 50% of their respective registered capital. The statutory reserve fund can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital of the companies, provided that such fund is maintained at a minimum of 25% of the companies’ registered capital.

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,457,000 as at December 31, 2015.

(ii) Statutory staff welfare fund.

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

(iii) Enterprise expansion fund.

The expansion fund shall only be used to make up losses, expand the PRC respective subsidiaries’ production operations, or increase the capital of the subsidiaries. The expansion fund can be utilized upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund is maintained at a minimum of 25% of the companies’ registered capital.

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

Foreign Currency Risks

The Company is exposed to risk from changing foreign currency exchange rates. The Company’s sales are denominated either in HK dollar or RMB. The majority of the Company’s expenses and cost of revenue are denominated in HK dollars, followed by RMB, U.S. dollars, Japanese yen and the Euro. The Company is subject to a variety of risks associated with changes among the relative value of the U.S. dollar, HK dollar, RMB, Japanese yen and the Euro. The Company does not currently adequately hedge its foreign exchange positions. Any material increase in the value of the HK dollar, RMB, Japanese yen and the Euro relative to the U.S. dollar would increase the Company’s expenses and cost of revenue and therefore would have a material adverse effect on the Company’s business, financial condition and results of operations.

Inflation

The Company cannot accurately determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on sales or results of operations during the past several years. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no bank indebtedness in Fiscal 2015. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

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

The Company had been originally incorporated under the International Business Companies Act (the “IBC” Act). On January 1, 2005 the BVI Business Companies Act, (as amended, the “BC Act”) came into force, with the objective of replacing the IBC Act over a 2 year transitional period.

On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were so automatically re-registered were not required to submit new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act. See – Item 10B. Memorandum and Articles of Association. In December 2011 and January 2012, the Company filed Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company's charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company's accounting treatment of share capital need not change. Changes in the Company's Amended and Restated Memorandum are summarized in the Company's Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012.

ITEM 15.   CONTROLS AND PROCEDURES

(a)   Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2015.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

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

(c)   Not Applicable

(d)    Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Committee includes one non-employee director who meets the independence and “financial expert” requirements and two other members who meet the independence requirements of the NASDAQ listing standards and the rules and regulations of the SEC. The Committee includes Mr. Y.K. Liang  the “financial expert” on that committee. See Mr. Liang’s biographical data in “Item 6A. Directors and Senior Management” contained in this Report.

Our Audit Committee is comprised of Messrs. Y.K. Liang, Vincent Pak Kan Wong, and Fu Ming Chen.. Our board of directors has determined Mr. Y.K. Liang as an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has also determined both Vincent Pak Kan Wong, and Fu Ming Chen are independent directors as defined in Rule 10A-3 of the Exchange Act and the NASDAQ listing rules.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K. F. Chan & Co. (“DKFC”) who were the principal external auditors for fiscal years 2015 and 2014.

	For the Year Ended December 31
	2015	2014
	US$	US$
Audit fees(1)	111,000	125,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2015 and 2014, respectively.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

In January 2015, the Company adopted a program to repurchase up to 60,000 of its issued and outstanding ordinary shares by January 21, 2016. As of March 31, 2016, 7,314 of the Company’s Ordinary Shares have been purchased by the Company under this additional program at prices ranging from US$ 2.27 to US$ 3.115 with an average price per share of US$ 2.780 as more particularly described below:

January 2015 Buy Back Program

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2015 to
January 31, 2015	1,314	$2.58	1,314	58,686
February 1, 2015
February 28, 2015	2,700	$2.78	4,014	55,986
March 1, 2015 to
March 31, 2015	1,300	$3.06	5,314	54,686
May 1, 2015 to
May 31, 2015	1,100	$2.73	6,414	53,586
June 1, 2015
June 30, 2015	400	$2.65	6,814	53,186
July 1, 2015 to
July 31, 2015	300	$2.82	7,114	52,886
August 1, 2015
August 31, 2015	200	$2.58	7,314	52,686
September 1, 2015
September 30, 2015	0	$-	7,314	52,686
October 1, 2015
October 31, 2015	0	$-	7,314	52,686
November 1, 2015
November 31, 2015	0	$-	7,314	52,686
December 1, 2015
December 31, 2015	0	$-	-7,314	52,686

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

* Filed with this Annual Report on Form 20-F.
1. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.

2. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.

3. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 28, 2016	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets As Of December 2015 And 2014	F-3

Consolidated Statements of Income and Comprehensive Income / (Loss)	F-4 to F-5

Consolidated Statements of Cash Flows	F-6

Consolidated Statements of Shareholders’ Equity	F-7

Note to Consolidated Financial Statements	F-8 to F-34

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for the years ended December 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
Date: April 28, 2016

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	Note	2015	2014
		US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		2,480	4,857
Restricted cash		475	879
Accounts receivable, net	6	4,500	4,268
Prepayments and other current assets	7	500	589
Inventories	8	557	543

Total current assets		8,512	11,136

Property, plant and equipment, net	9 & 22(iii))	773	811

Interests in affiliates	10	10,712	10,154

Goodwill	13	1,071	1,071

Deferred tax assets	4	202	227

Total assets		21,270	23,399

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,054	3,561
Other payables and accrued expenses	11	1,626	2,101
Taxes payable		134	207

Total current liabilities		4,814	5,869

Commitments and contingencies	20	-	-

Shareholders’ equity:
Ordinary share,
20,000,000 (2014: 20,000,000) shares authorised; 2,229,609 (2014: 2,229,609) shares issued	12	123	123
Additional paid-in capital		9,551	9,535
Treasury stock, 167,700 (2014: 160,386) shares at cost	14	(786)	(766)
PRC statutory reserves	15	315	315
Accumulated other comprehensive income		799	776
Retained earnings		5,144	5,760

Equity attributable to shareholders of Euro Tech		15,146	15,743
Non-controlling interest		1,310	1,787

Total shareholders’ equity		16,456	17,530

Total liabilities and shareholders’ equity		21,270	23,399

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		12,256	11,647	10,986
Engineering		6,046	7,175	7,616

Total revenues	22(i) & (ii)	18,302	18,822	18,602

Cost of revenues
Trading and manufacturing		(9,577)	(9,060)	(8,422)
Engineering		(4,682)	(4,931)	(4,716)

Total cost of revenues		(14,259)	(13,991)	(13,138)

Gross profit		4,043	4,831	5,464

Finance costs		(4)	-	-
Selling and administrative expenses		(5,997)	(5,802)	(5,719)

Operating loss		(1,958)	(971)	(255)
Interest income		45	27	45
Other income, net	3	9	65	54
(Loss) on disposal of fixed assets		-	-	(1)

(Loss) before income taxes, equity in income of affiliates and non-controlling interests		(1,904)	(879)	(157)

Income taxes credit / (expenses)	4	47	(18)	(73)

Equity in income of affiliates		850	605	325

Net (loss) / profit for the year		(1,007)	(292)	95
Less: net loss / (income) attributable to non-controlling interest		391	169	(113)

Net (loss) attributable to the Company		(616)	(123)	(18)

Other comprehensive (loss) / income
Net (loss)/profit		(1,007)	(292)	95
Foreign exchange translation adjustments		(63)	(15)	181
Release of translation reserves upon disposal of a subsidiary		-	-	(74)

Comprehensive (loss) / income		(1,070)	(307)	202
Less: Comprehensive loss / (income) attributable to non-controlling interest		477	176	(167)

Comprehensive (loss) / income attributable to the Company		(593)	(131)	35

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015		2014		2013
		US$’000		US$’000		US$’000
Net loss per ordinary share
- Basic		$	(US0.30)	$	(US0.06)	$	US(0.01)

- Diluted		$	(US0.30)	$	(US0.06)	$	US(0.01)

Weighted average number of ordinary shares outstanding
- Basic	5		2,063,738		2,069,223		2,069,223

- Diluted	5		2,063,738		2,069,223		2,069,223

* The Company had net loss during the year ended December 31, 2015, 2014 and 2013, result in anti-diluted the net loss per ordinary share.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net loss	(616)	(123)	(18)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	56	88	108
Gain on disposal of property, plant and equipment	-	-	1
Stock-based compensation expenses	16	2	-
Non-controlling interest in (loss)/profits of subsidiaries	(391)	(169)	113
Equity in profit of affiliates	(850)	(605)	(325)
Deferred tax assets	25	9	26
Decrease/(increase) in current assets:
Accounts receivable, net	(232)	(186)	(993)
Prepayments and other current assets	89	695	(436)
Inventories	(14)	(49)	159
Increase/(decrease) in current liabilities:
Accounts payable	(507)	446	(598)
Other payables and accrued expenses	(475)	(585)	(299)
Taxation payable	(73)	7	(293)

Net cash used in by operating activities	(2,972)	(470)	(2,555)

Cash flows from investing activities:
Purchase of property, plant and equipment	(21)	(10)	(51)
Proceeds on disposal of property, plant and equipment	-	-	1
Dividend received from affiliates	292	302	246
Restricted cash for issuance of bank guarantees	404	(314)	274
Dividend paid to non-controlling interest	-	(42)	(134)

Net cash provided by/ (used in) investing activities	675	(64)	336

Cash flows from financing activities:
Purchase of treasury stock	(20)	-

Net cash used in financing activities	(20)	-

Effect of exchange rate changes on cash and cash equivalents	(60)	(15)	157

Net decrease in cash and cash equivalents	(2,377)	(549)	(2,062)
Cash and cash equivalents, beginning of year	4,857	5,406	7,468

Cash and cash equivalents, end of year	2,480	4,857	5,406

	US$’000	US$’000	US$’000
Supplementary information
Interest received	45	27	45
Income taxes paid	1	3	340

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2013	2,229,609	123	9,533	(766)	731	311	5,905	1,919	17,756
Net loss	-	-	-	-	-	-	(18)	113	95
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	127	-	-	54	181
Appropriation of reserves	-	-	-	-	-	4	(4)	-	-
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(134)	(134)
Disposal of a subsidiary	-	-	-	-	-	-	-	53	53
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)	-	-	-	(74)

Balance as of December 31, 2013	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877
Net income	-	-	-	-	-	-	(123)	(169)	(292)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	(8)	-	-	(7)	(15)
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(42)	(42)
Stock-based compensation expense	-	-	2	-	-	-	-	-	2

Balance as of December 31, 2014	2,229,609	123	9,535	(766)	776	315	5,760	1,787	17,530
Net income	-	-	-	-	-	-	(616)	(391)	(1,007)
Purchase 7,314 shares of treasury stock	-	-	-	(20)	-	-	-	-	(20)
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	23	-	-	(86)	(63)
Stock-based compensation expense	-	-	16	-	-	-	-	-	16

Balance as of December 31, 2015	2,229,609	123	9,551	(786)	799	315	5,144	1,310	16,456

The accompanying notes are an integral part of these consolidated financial statements

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	Hong Kong	Inactive

Euro Tech Trading (Shanghai) Limited	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	The PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	The British Virgin Islands	Selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	20%	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jia Huan Electronic Co. Ltd.	20%	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

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

The Group identified that a retail shop established in the PRC qualified as variable interest entities as defined in ASC 810-10.  The retail shops are principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.  The Company is the primary beneficiary of this retail shop and, accordingly, consolidated their financial statements.  The Company has a controlling financial interest in this retail shop and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shop’s residual returns.  Total assets and liabilities of this consolidated VIE total US$9,179 and US$1,626, as of December 31, 2015 and US$12,968 and US$1,388, as of December 31, 2014, respectively.  The cumulative losses on consolidating this VIE in the Group’s consolidated statement of income in 2015 were US$348,992 (2014: losses of US$330,299 and 2013: losses of US$302,893), including taxes of US$77 (2014: US$1,046 and 2013: US$1,018).  The assets of the entities consist mainly of cash and bank balances, trade and other receivables, inventories and property, plant and equipment.   The creditors of this VIE do not have a recourse to the general credit of the Group. The Group will provide for all necessary financing for the VIE.

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

An investment in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting.

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

 (d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred.  The R&D costs amounted to approximately US$852,000, US$631,000 and US$427,000  for the years ended December 31, 2015, 2014 and 2013 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred.  The A&P expenses amounted to approximately US$17,000, US$44,000 and US$12,000 for the years December 31, 2015, 2014 and 2013 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2015, 2014 and 2013.

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

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present.  Reviews are regularly performed to determine whether the carrying value of assets is impaired.  The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets.  An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell.  Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There was no impairment losses recorded during each of the three years ended December 31, 2015.

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

(p)           Derivative Instruments and Hedging Activities

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Group's exposure to foreign currency risks.

(q)           Fair Value Measurement

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Group holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(q)           Fair Value Measurement (Continued)

The Group adopted ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

(r)           Comprehensive Income

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

(s)           Ordinary Share

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

(t)           Net income per Ordinary Share

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

(u)           Stock-based Compensation

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

(v)           Use of Estimates

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

 (w)           Related Parties

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

(x)           Segment Information

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

 (y)           Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which modifies the requirements for disposals to qualify as discontinued operations and expands related disclosure requirements. This new accounting guidance will be effective for the interim and annual period beginning December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was deferred by ASU 2015-14, issued by the FASB in August 2015, and this new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the required presentation of debt issuance costs from an asset on the balance sheet to a deduction from the related debt liability. This new accounting guidance will be effective for interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement, which clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software under ASC 350-40. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(y)           Recent Accounting Pronouncements (Continued)

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. Under this ASU, non-LIFO inventory will be measured at the lower of cost and net realizable value, eliminating the options that currently exist for market valuation. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. No other changes were made to the current guidance on inventory measurement. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (Subtopic 205-40), which addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified statement of financial position. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. Early application is permitted as of the beginning of the interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment will be effective for the interim and annual period beginning after December 31, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will replace the existing guidance in ASC 840, Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (Continued)

(y)           Recent Accounting Pronouncements (Continued)

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company's payments for tax withholdings should be classified. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2018. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products. This update clarifies when it is acceptable to recognize the unredeemed portion of prepaid gift cards into income. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019.  The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

3           Other income, net

	2015	2014	2013
	US$’000	US$’000	US$’000

Exchange (loss), net	(75)	(12)	(18)
Rental income	84	77	72

	9	65	54

4           Income taxes

The Company is exempt from taxation in the British Virgin Islands (“BVI”).

Euro Tech (Far East) Limited and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2015 (2014 and 2013: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2014 and 2013: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2015, ETTS had an assessable loss carried forward of US$588,103 as agreed by the local tax authority to offset its profit for the forth coming years (2014: US$506,117 and 2013: US$374,902). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2014 and 2013: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2015, SET had an assessable loss carried forward of US$284,173 as agreed by the local tax authority to offset its profit for the forth coming years (2014: US$390,290 and 2013: US$580,835). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2014 and 2013: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2015, SETEE had an assessable loss carried forward of US$1,363,392 as agreed by the local tax authority to offset its profit for the forth coming years (2014: US$1,635,072 and 2013: US$1,409,408). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. (“Yixing), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2014 and 2013: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2015, Yixing had an assessable loss carried forward of US$994,025 as agreed by the local tax authority to offset its profit for the forth coming years (2014: US$180,002). Such loss will expire in 5 years.

Chongqing Euro Tech Rizhi Technology Co., Ltd (“CQ”), Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd (“RZ”) and Guangzhou Euro Tech Environmental Equipment Co., Ltd (“GZ”) provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. CQ, RZ and GZ had an assessable loss carried forward of US$139,068, US$76,029 and US$385,183 respectively as agreed by the local tax authority to offset its profit for the forth coming years (2014: US$140,484, US$65,882 and US$405,625). Such loss will expire in 5 years.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2014 and 2013: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$1.1 million at December 31, 2015 (2014: US$2.2 million and 2013: US$2.0 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

Loss before income taxes:

	2015	2014	2013
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(1,904)	(879)	(157)

The (credit) / provision for income taxes consist of:

	2015	2014	2013
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	(72)	8	47

Total current (credit) / provision	(72)	8	47

Deferred tax expenses:
The PRC and Hong Kong	25	10	26

Total deferred provision	25	10	26

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2015	2014	2013
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(177)	(194)	(49)
Change in valuation allowances	455	93	124
Under-provision for income tax in prior years	(69)	-	-
Non-deductible expenses	(256)	119	(2)

Total (credit) / provision for income tax at effective tax rate	(47)	18	73

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

The components of deferred tax assets are as follows:

	2015	2014
	US$’000	US$’000

Tax losses	1,159	1,131
Temporary differences	1	4
Less: Valuation allowances	(958)	(908)

Net deferred tax assets	202	227

5           Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2015	2014	2013
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,063,738	2,069,223	2,069,223
Effect of dilutive potential ordinary shares:
Stock options	-	-	-

Weighted average number of ordinary shares for the purposes of diluted net income per share	2,063,738	2,069,223	2,069,223

6           Accounts receivable, net

	2015	2014
	US$’000	US$’000

Accounts receivable	4,557	4,316
Less: Allowance for doubtful debts	(57)	(48)

	4,500	4,268

The following is an age analysis of past due account receivables as of December 31, 2015 and 2014:

	2015	2014
	US$’000	US$’000

Current	2,762	864
30-59 days past due	633	1,226
60-89 days past due	635	23
Greater than 90 days	470	2,155

	4,500	4,268

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

8           Inventories

	2015	2014
	US$’000	US$’000

Raw materials	131	146
Work in progress	39	38
Finished goods	387	359

	557	543

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2015, and 2014, provision for obsolete and slow moving inventories amounted to US$5,000 and US$8,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

9           Property, plant and equipment

	2015	2014
	US$’000	US$’000

Office premises	1,866	1,866
Leasehold improvements	157	160
Furniture, fixtures and office equipment	635	637
Motor vehicles	155	155
Testing equipment	30	30

	2,843	2,848

Less: Accumulated depreciation	(2,070)	(2,037)

	773	811

	2015	2014	2013
	US$’000	US$’000	US$’000

Depreciation charge	56	88	108

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10           Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

The Company is holding 20% equity interests in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), a company incorporated in the PRC, with total cost of investment US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

Blue Sky has recently received approval from the National Equities Exchange and Quotations (“NEEQ”) to list its shares on the New Third Board in the People’s Republic of China (“PRC”) on November 17, 2015.

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2015	2014
Balance Sheet:	US$’000	US$’000

Current assets	57,432	61,708

Non-current assets	26,587	28,287

Total assets	84,019	89,995

Total liabilities	(58,149)	(64,572)

Total shareholders’ equity	25,870	25,423

	2015	2014
Operating results:	US$’000	US$’000

Net sales	66,899	64,131

Operating income	4,260	2,637

Net income	3,458	2,266

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10           Interests in affiliates (Continued)

The Company is holding 20% equity interests in Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”), a company incorporated in the PRC, with total cost of investment US$2,486,000. Jia Huan provides a comprehensive service for environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2015	2014
Balance Sheet:	US$’000	US$’000

Current assets	22,693	21,264

Non-current assets	4,717	5,288

Total assets	27,410	26,552

Total liabilities	(13,627)	(12,675)

Total shareholders’ equity	13,783	13,877

	2015	2014
Operating results:	US$’000	US$’000

Net sales	18,481	16,162

Operating income	1,316	1,024

Net income	788	762

11           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12           Ordinary share

During the years ended December 31, 2015 and 2014, there was no movement with the Company’s issued ordinary shares and outstanding shares.

13	Goodwill

The Company accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2015, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2015). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2015 and 2014.

14           Treasury stock

The Company authorised a stock buyback program in August 2010 pursuant to which up to 54,546 shares, but not to exceed US$450,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 6,482 shares of ordinary share during 2010 for considerations of approximately US$49,000. The Company repurchased a total of 16,935 shares of ordinary share during 2011 for total consideration of approximately US$94,000. The Company repurchased a total of 8,639 shares of ordinary share during 2012 for total consideration of approximately US$33,000.

The Company authorised a stock buyback program in January 2015 pursuant to which up to 60,000 shares, but not to exceed US$150,000 in value, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 7,314 shares of ordinary share during 2015 for total consideration of approximately US$20,000.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,457,000 as at December 31, 2015 (2014:US$3,357,000 and 2013: US$3,357,000).

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

16           Stock options

2014 Officers’ Stock Option and Incentive Plan

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

The Company estimate the fair value of the options granted under the Binomial pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	20,692	3.44	-	-	-	-
Granted	-	-	20,692	3.44	-	-
Cancelled/Expired	-	-	-	-	-	-
Exercised	-	-	-	-	-	-

Outstanding, end of year	20,692	3.44	20,692	3.44	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2015, there were 20,692 options outstanding. (2014: 20,692 options and 2013: Nil)

As of December 31, 2015 and 2014, there was no unrecognised stock-based compensation expense related to unvested stock options.

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

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China.  The Group contribution range from 12% to 21% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions.  The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2015, 2014 and 2013, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$458,000, US$378,000 and US$353,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2015 and 2014.

19           Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2015, 2014 and 2013.

20           Commitments and contingencies

(i)           Operating leases

The Group has various operating lease agreements for office and industrial premises.  Rental expenses for the years ended December 31, 2015, 2014 and 2013 were approximately US$297,000, US$293,000 and US$277,000, respectively.  Future minimum rental payments as of December 31, 2015, under agreements classified as operating leases with non-cancellable terms amounted to US$247,000 of which US$217,000 are payable in the year 2016 and US$30,000 are payable within years 2017 to 2021.

(ii)           Banking facilities

As at December 31, 2015, 2014 and 2013, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,660,000, US$1,660,000 and US$1,538,000 respectively, of which approximately US$85,000, US$68,000 and US$690,000 was utilised for issuance of bank guarantees.

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

(iv)           Litigation

a)	Yixing Pact Environmental Technology Co., Ltd (“Yixing”)

i) Labour dispute

Statement of claim was issued by Zhang Qiu Song as the plaintiff against Yixing as the defendant in civil claims at the People’s Court of HuangBu District, Shanghai, PRC.

The total compensations of approximately US$77,000  for the labor dispute in court on March 26, 2015. The Shanghai People’s Court issued a verdict dated March 26, 2015 finding that the Company was liable.

The claim has been settled during the year.

ii) Breach of contract in purchases of goods

Yixing is a defendant in respect of a litigation under which a total claim of approximately of US$25,000 plus interest expenses of late penalty. At December 31, 2015, provision amounting to approximately of US$25,000 has been made in the consolidated financial statements in connection with the above litigation.

The outcome of the interest expenses of late penalty remains uncertain and the claim will be vigorously resisted by Yixing. The Company considers that the interest expenses of the above claim is not material to the extent provision has not been made in the consolidated financial statement of the Group as at December 31, 2015. Hence, no further provision for any potential liability in the consolidated financial statement of the Group for the year if considered necessary.

b)	Shanghai Euro Tech Environmental Engineering Limited (“SETEE”)

SETEE is a plaintiff in a civil action claiming from the defendant for outstanding debts of approximately of USD 416,000. The litigation has not been concluded, but having taken legal advice, the directors are of the opinion that no provision is required to be made in the consolidated financial statements since based on the evidence that SETEE has a reasonable chance of recovering the whole debts.

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

	2015	2014	2013
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	12,256	11,647	10,986
Engineering	6,046	7,175	7,616

	18,302	18,822	18,602

Operating loss
Trading and manufacturing	(187)	(214)	(241)
Engineering	(1,624)	(640)	106
Unallocated corporate expenses	(147)	(117)	(120)

	(1,958)	(971)	(255)

	2015	2014	2013
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	46	67	74
Engineering	10	21	34

	56	88	108

Capital Expenditures, Gross
Trading and manufacturing	11	2	31
Engineering	10	8	20

	21	10	51

	2015	2014
	US$’000	US$’000
Assets
Trading and manufacturing	5,050	5,664
Engineering	16,220	17,735

	21,270	23,399

Liabilities
Trading and manufacturing	2,468	2,929
Engineering	2,346	2,940

	4,814	5,869

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22           Segment information (Continued)

(ii)           Geographical analysis of revenue by customer location is as follows:

	2015	2014	2013
	US$’000	US$’000	US$’000
Revenue -
The PRC	9,327	10,950	12,392
Hong Kong	8,726	6,177	5,919
Others	249	1,695	291

	18,302	18,822	18,602

(iii)           Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2015	2014
	US$’000	US$’000

Hong Kong	501	532
The PRC	272	279

	773	811

(1)           Long-lived assets represent property, plant and equipment, net.

(iv)           Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2015	2014	2013

Supplier A	39%	33%	20%
Supplier B	11%	11%	8%
Supplier C	11%	11%	17%
Supplier D	6%	7%	7%
Supplier E	5%	6%	7%
Supplier F	3%	8%	8%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22           Segment information (Continued)

(v)           Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	2015	2014	2013

Customer A	11%	-	-
Customer B	10%	-	-
Customer C	6%	-	-
Customer D	6%	-	-

23	Subsequent events

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Jiahuan Electronic Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2015 and 2014.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for the year ended December 31 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
Date: April 28, 2016

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	Note	2015	2014
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		7,303	3,129
Restricted cash		1,490	1,469
Accounts receivable, net	5	99,832	73,893
Notes receivables		700	5,704
Other receivables	6	17,472	14,400
Inventories	8	21,463	32,249

Total current assets		148,260	130,844

Property, plant and equipment, net	9	23,788	25,858
Land use right, net	10	6,451	6,614
Intangible asset, net	11	508	-
Long term investment	7	69	69

Total assets		179,076	163,385

Liabilities and shareholders’ equity

Current liabilities:
Short term bank loans	13	39,400	26,600
Note payable		3,595	-
Accounts payable		27,130	24,861
Other payables and accrued expenses	12	10,223	13,367
Amount due to a shareholder	15	-	5,470
Income tax payable		2,892	1,771

Total current liabilities		83,240	72,069

Other long term liabilities	16	5,790	5,923

Shareholders’ equity:
Share capital 11,250,000 (2014 : 11,250,000) shares issued		11,250	11,250
Capital reserves		8,542	8,542
PRC statutory reserves	17	20,931	20,931
Retained earnings		49,323	44,387

Equity attributable to shareholders of Zhejiang Jiahuan Electronic Company Limited		90,046	85,110
Non-controlling interest		-	283

Total shareholders’ equity		90,046	85,393

Total liabilities and shareholders’ equity		179,076	163,385

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		RMB’000	RMB’000	RMB’000

Revenue		115,515	99,908	89,685

Cost of revenue		(76,473)	(72,490)	(67,015)
Gross profit		39,042	27,418	22,670

Selling and administrative expenses		(30,792)	(21,090)	(19,338)
Operating income		8,250	6,328	3,332
Interest expenses		(3,861)	(2,209)	(1,702)
Other income, net	3	1,408	1,075	697
Income before income taxes		5,797	5,194	2,327

Income taxes	4	(861)	(484)	(19)
Net income and total comprehensive income		4,936	4,710	2,308
Net income and total comprehensive income attributable to non-controlling interest		-	-	(3)
Net income and total comprehensive income attributable to shareholders of Zhejiang Jiahuan Electronic Company Limited		4,936	4,710	2,305

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	4,936	4,710	2,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,296	2,408	2,461
Written off of property, plant and equipment	32	-	-
Amortisation of intangible asset	83	-	-
Amortisation of land use right	163	163	163
Other gains	(282)	-	-

(Increase) / decrease in current assets:
Accounts receivable, net	(25,939)	(6,448)	(4,115)
Restricted cash	(21)	-	(10)
Note receivables	5,004	(322)	(2,942)
Other receivables	(3,072)	(6,074)	(1,094)
Inventories	10,786	5,909	(6,520)
Increase / (decrease) in current liabilities:
Accounts payable	2,269	1,767	5,457
Note payable	3,595	-	-
Other payables and accrued expenses	(3,145)	2,131	(920)
Income tax payable	1,121	405	805
Other long-term liability	(133)	(73)	(87)

Net cash (used in) / provided by operating activities	(2,307)	4,576	(4,494)

Cash flows from investing activities:
Purchase of intangible asset	(591)	-	-
Purchase of property, plant and equipment	(258)	(664)	(1,404)

Net cash used in investing activities	(849)	(664)	(1,404)

Cash flows from financing activities:
Repayment of bank borrowings	(50,400)	(50,300)	(18,200)
Advance of bank borrowings	63,200	50,100	26,800
(Decrease)/Increase in amount due to shareholders	(5,470)	(3,200)	850
Dividend paid to owners	-	(2,250)	(2,250)

Net cash provided by / (used in) by financing activities	7,330	(5,650)	7,200

Net increase / (decrease) in cash and cash equivalents	4,174	(1,738)	1,302
Cash and cash equivalents, beginning of year	3,129	4,867	3,565

Cash and cash equivalents, end of year	7,303	3,129	4,867

Supplementary information	RMB’000	RMB’000	RMB’000

Interest received	44	17	32
Interest paid	(3,799)	(2,209)	(1,702)
Income tax paid	-	(79)	-
Income tax refund	260	-	786

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2013	11,250	8,542	20,920	41,883	280	82,875
Net income and total comprehensive income	-	-	-	2,305	3	2,308
Transfer to statutory reserve	-	-	11	(11)	-	-
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2013	11,250	8,542	20,931	41,927	283	82,933
Net income and total comprehensive income	-	-	-	4,710	-	4,710
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2014	11,250	8,542	20,931	44,387	283	85,393
Net income and total comprehensive income	-	-	-	4,936	-	4,936
Disposal of Non-controlling interest	-	-	-	-	(283)	(283)
Balance as of December 31, 2015	11,250	8,542	20,931	49,323	-	90,046

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2015	2014
Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd*	-	80%	PRC	Dormant

Zhejiang Jiahuan Xinyu Environmental Production Co., Ltd	100%	100%	PRC	Manufacturing and installation services of environmental production equipment

*The Company has been deregistered on September 1, 2015.

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

(b)           Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders

An investment in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB6,982,000 and RMB4,981,000 for the years ended December 31, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2015, 2014 and 2013.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies – Continued

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2015, December 31, 2014 and December 31, 2013.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies – Continued

(p)           Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which modifies the requirements for disposals to qualify as discontinued operations and expands related disclosure requirements. This new accounting guidance will be effective for the interim and annual period beginning December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was deferred by ASU 2015-14, issued by the FASB in August 2015, and this new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the required presentation of debt issuance costs from an asset on the balance sheet to a deduction from the related debt liability. This new accounting guidance will be effective for interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement, which clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software under ASC 350-40. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. Under this ASU, non-LIFO inventory will be measured at the lower of cost and net realizable value, eliminating the options that currently exist for market valuation. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. No other changes were made to the current guidance on inventory measurement. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(p)           Recent Accounting Pronouncements - continued

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (Subtopic 205-40), which addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified statement of financial position. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. Early application is permitted as of the beginning of the interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment will be effective for the interim and annual period beginning after December 31, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will replace the existing guidance in ASC 840, Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company's payments for tax withholdings should be classified. This new accounting guidance will be effective for the interim and annual period beginning after

December 31, 2018. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products. This update clarifies when it is acceptable to recognize the unredeemed portion of prepaid gift cards into income. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019.  The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(r)           Fair Value Measurement

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Group holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group adopted ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3           Other income, net

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Government grant	200	73	-
Rental income (i)	901	850	665
Interest income	44	17	32
Sundry income	263	135	-

	1,408	1,075	697

(i)	Rental income under operating leases is recognized on a straight-line basis over the term of the relevant lease.

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

The provision for income taxes consists of:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Income taxes	861	484	19

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (continued)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Income before income taxes	5,797	5,194	2,327

Computed tax using respective companies’ statutory tax rates	1,119	1,299	582
Tax effect on revenue not subject to tax	(447)	(537)	(20,983)
Tax effect on expenses not deductible for tax purposes	-	-	20,455
Under / (over) provision for income tax in prior years	189	(278)	-
Others	-	-	(35)

Total provision for income tax at effective tax rate	861	484	19

No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at 31 December, 2015, and 2014.

5           Accounts receivable, net

	2015	2014
	RMB’000	RMB’000

Accounts receivable, gross	99,864	74,024
Less: Allowance for doubtful debts	(32)	(131)
Accounts receivable, net
	99,832	73,893

	2015	2014
	RMB’000	RMB’000
Allowance for doubtful debts:
Balance at beginning	(131)	(8,000)
Charged to statement of income
Recovered	99	7,869
Balance at end
	32	(131)

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2015	2014
	RMB’000	RMB’000

Prepayments and other receivables	13,039	11,333
Deposits	4,433	3,067

	17,472	14,400

7           Long term investments

	2015
		Gross unrealized
	Amortized cost	Gains	Losses	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

	2014
		Gross unrealized
	Amortized cost	Gains	Losses	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

The balance of investments has their market values close to their book balance.

8           Inventories

	2015	2014
	RMB’000	RMB’000

Raw materials	5,603	3,763
Work in progress	7,840	9,840
Finished goods	8,020	18,646

	21,463	32,249

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9           Property, plant and equipment

	2015	2014
	RMB’000	RMB’000

Buildings	34,493	34,493
Plant and machinery	7,011	7,780
Office equipment	1,148	2,936
Motor vehicles	979	1,124

	43,631	46,333

Less: Accumulated depreciation	(19,843)	(20,475)

	23,788	25,858

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Depreciation charge	2,296	2,408	2,461

Buildings with carrying amount of approximately RMB34,493,000 as of December 31, 2015 and 2014 respectively were pledged, along with the land use right as discussed below, to secure the Company’s short-term bank loans.

10           Land use right, net

	2015	2014
	RMB’000	RMB’000

Land use right	7,987	7,987
Less: Accumulated amortisation	(1,536)	(1,373)

	6,451	6,614

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Amortisation expense	163	163	163

Land use right with a carrying amount of approximately RMB6,451,000 and RMB6,614,000 as of December 31, 2015  and 2014 was pledged, along with the buildings discussed above, to secure the Company’s short-term bank loans.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Intangible asset, net

	2015	2014
	RMB’000	RMB’000

Software	591	-

	591	-

Less: Accumulated depreciation	(83)	-

	508	-

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Amortization expenses	83	-	-

12           Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

13           Short term bank loans

The short term loans as of December 31, 2015 bear interest at fixed rates ranging from 5.34% to 6.63% per annum with maturity dates from March19, 2016 to December16, 2016 and are secured by the Company’s buildings and land use right. Interest paid during the years ended December 31, 2015 and 2014 were approximately RMB 3,799,000 and RMB 2,209,000 respectively.

14           Dividends to shareholders

In the fiscal year ended December 31, 2015 the Company do not declared dividend to the shareholders. (2014: RMB2,250,000)

15           Amount due to a shareholder

The amount due to a shareholder do not bear any interest, unsecured and do not have clearly defined terms of repayment.

16           Other long term liabilities

Other long term liabilities represent accrued staff benefits and subsidies received from the government in relation to an agreement to meet certain profit and turnover targets until the balance can be recognised as reserves of the Group. As the targets are yet to be met, the balance remained in other long term liabilities.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17           PRC statutory reserves

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

During the year ended December 31, 2015 and 2014, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB 1,594,000 and RMB 1,324,000 respectively.

19           Commitments and contingencies

Operating leases

The Group has no rental expense during the year ended December 31, 2015 (2014 and 2013: RMB Nil). As of December 31, 2015, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2015 and thereafter.

20           Future Minimum rental receivable

As at the end of the reporting period, the Company’s total future minimum rental under non-cancellable operating leases are receivable as follows:-

	2015	2014
	RMB’000	RMB’000

Within 1 year	750	715
After 1 year but within 5 years	785	1,535
After 5 years	-	-

	1,535	2,250

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21           Risk factors

The Group’s activities expose itself mainly to credit risk.

The Group has no significant concentration of credit risk.  The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Group has policies that limit the amount of credit exposure to any customers.

22           Fair value of financial instruments

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
TECHNOLOGY COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for the years ended December 31 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Dominic. K.F. Chan & Co.,
Certified Public Accountants
Hong Kong, China
Date: April 28, 2016

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	Note	2015	2014
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		35,635	29,197
Accounts receivable, net	6	207,907	156,608
Prepayments and other current assets	7	119,563	176,814
Income tax receivables		-	1,045
Inventories	8	12,111	16,054

Total current assets		375,216	379,718

Property, plant and equipment, net	9	161,731	161,924
Intangible asset, net	10	1,548	1,741
Land use right, net	11	5,896	6,045
Deferred tax assets	4	4,527	4,350

Total assets		548,918	553,778

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	12	45,000	97,900
Accounts payable		176,981	177,038
Other payables and accrued expenses	13	40,775	113,438
Other taxes payable	5	8,423	8,902
Income tax payable		994	60

Total current liabilities		272,173	397,338

Non-Current liabilities:
Long term borrowings	14	107,732	-

Commitments and contingencies	20	-	-

Total non-current liabilities		379,905	397,338

Shareholders’ equity:
Share capital 80,172,000 (2014: 61,200,000) shares issued		80,172	61,200
Capital reserve	16	24,217	43,189
PRC statutory reserves	15	9,094	6,821
Retained earnings		53,928	43,710

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		167,411	154,920
Non-controlling interest		1,602	1,520

Total shareholders’ equity		169,013	156,440

Total liabilities and shareholders’ equity		548,918	553,778

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Note	2015	2014	2013
		RMB’000	RMB’000	RMB’000

Revenue		419,275	396,424	378,956

Cost of revenue		(331,875)	(313,776)	(303,039)
Gross profit		87,400	82,648	75,917

Selling and administrative expenses		(60,702)	(66,343)	(70,823)
Operating income		26,698	16,305	5,094
Interest income		166	148	194
Interest expenses		(4,710)	(6,272)	(4,751)
Other income, net	3	2,773	4,595	7,424
Income before income taxes		24,927	14,776	7,961

Income taxes	4	(3,174)	(768)	(2,663)
Net income and total comprehensive income		21,753	14,008	5,298
Net (income) / loss and total comprehensive (income) / loss attributable to non-controlling interest		(82)	(8)	2,328
Net income and total comprehensive income attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		21,671	14,000	7,626

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	21,753	14,008	5,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,473	2,985	2,956
Amortisation of intangible asset	193	239	395
Amortisation of land use right	149	149	141
Written off of motor vehicles	5	-	-
Loss / (gain) on disposal of property, plant and equipment	-	225	(40)
(Gain) / loss on disposal of intangible asset	-	(150)	(23)
Deferred tax assets	(177)	(1,391)	(446)
(Increase) / decrease in current assets:
Accounts receivable, net	(51,299)	(9,481)	79,243
Amounts due from owners	-	-	-
Prepayments and other current assets	57,251	(19,654)	(52,792)
Income tax receivables	1,045	(1,045)	-
Inventories	3,943	(1,078)	(5,822)
Increase / (decrease) in current liabilities:
Accounts payable	(57)	77,861	(76,615)
Amount due to owner	-	-	9
Other payables and accrued expenses	(72,663)	37,075	48,898
Other taxes payable	(479)	1,034	6,040
Income tax payable	934	(449)	(5,175)

Net cash (used in) / provided by operating activities	(30,929)	100,328	2,067

Cash flows from investing activities:
Purchase of intangible asset	-	-	(39)
Purchase of property, plant and equipment	(8,285)	(117,966)	(1,983)
Sales proceed form intangible assets	-	420	110
Sales proceed from property, plant and equipment	-	923	69

Net cash used in investing activities	(8,285)	(116,623)	(1,843)

Cash flows from financing activities:
Repayment of bank borrowings	(174,900)	(104,690)	(88,100)
Advance of short bank borrowings	122,000	137,900	92,790
Dividend paid to owners	(9,180)	(9,180)	(6,120)
Advance of long term borrowings	107,732	-	-

Net cash provided by / (used in) financing activities	45,652	24,030	(1,430)

Net increase / (decrease) in cash and cash equivalents	6,438	7,735	(1,206)
Cash and cash equivalents, beginning of year	29,197	21,462	22,668

Cash and cash equivalents, end of year	35,635	29,197	21,462

Supplementary information	RMB’000	RMB’000	RMB’000

Interest received	166	148	194
Interest paid	6,429	6,272	4,751
Income tax paid	3,310	2,263	396

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2012	61,200	43,189	4,274	39,931	3,840	152,434
Net income	-	-	-	7,626	(2,328)	5,298
Dividend paid	-	-	-	(6,120)	-	(6,120)
Appropriation of reserves	-	-	1,243	(1,243)	-	-

Balance as of December 31, 2013	61,200	43,189	5,517	40,194	1,512	151,612
Net income	-	-	-	14,000	8	14,008
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	1,304	(1,304)	-	-

Balance as of December 31, 2014	61,200	43,189	6,821	43,710	1,520	156,440
Net income	-	-	-	21,671	82	21,753
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	2,273	(2,273)	-	-
Issue share capital by transfer from statutory reserves	18,972	(18,972)	-	-	-	-
Balance as of December 31, 2015	80,172	24,217	9,094	53,928	1,602	169,013

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Organisation and principal activities

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People's Republic of China (“PRC”) on May 18, 2000.  The Company is a limited company by shares with an operating period up to August 5, 2037.

The Company provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

The Company has recently received approval from the National Equities Exchange and Quotations (“NEEQ”) to list its shares on the New Third Board in the People’s Republic of China (“PRC”) on November 17, 2015.

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2015	2014
Hangzhou Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

Shihezi Tianlan Environmental Protection Technology Company Limited (石河子市天藍環保技術有限公司)	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Da Tong Tianlan Environmental Protection Technology Service Company Limited (大同天藍環保技術服務有限公司) *	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Testing Technology Company Limited (杭州天藍環境檢測技術有限公司) **	100%	-	PRC	Provision of testing services of environmental protection equipment

* The Company was incorporated on November 10, 2014.
** The Company was incorporated on October 28, 2015.

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

(b)           Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders

An investment in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for using the equity method of accounting.

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

(d)           Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB18,895,000, RMB21,796,000 and RMB15,018,000 for the years ended December 31, 2015, 2014 and 2013 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)           Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB24,000, RMB11,000 and RMB25,000 for the years December 31, 2015, 2014 and 2013 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2015, 2014 and 2013.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2015, accounts receivable in more than one year amounted to RMB 57,623,000 (2014: RMB 46,144,000 and 2013: RMB 52,272,000).

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

(l)           Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2015.

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

Government grants are recognized in the consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in consolidated statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of  the asset and consequently are effectively recognized in consolidated statement of operations over the useful life of the asset by way of reduced depreciation expenses.

(n)           Operating Leases

Leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessors are accounted for as operating leases. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

(o)           Comprehensive Income

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

(p)           Share capital

Paid in capital refers to the registered capital paid-up by the shareholders of the Company.

At the year end of December 31, 2014, there were 61,200,000 shares were issued.

On December 17, 2015, the Company increased the number of registered shares by 18,972,000 shares. The paid up capital will be increased by RMB 18,972,000 by transfer from the capital reserves, which is agreed by the shareholders and the board of directors.

At the year end of December 31, 2015, there were 80,172,000 shares were issued.

(q)           Use of Estimates

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

(r)           Related Parties

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

(s)           Fair Value Measurement

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Group holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group adopted ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(t)           Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which modifies the requirements for disposals to qualify as discontinued operations and expands related disclosure requirements. This new accounting guidance will be effective for the interim and annual period beginning December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was deferred by ASU 2015-14, issued by the FASB in August 2015, and this new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the required presentation of debt issuance costs from an asset on the balance sheet to a deduction from the related debt liability. This new accounting guidance will be effective for interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In April 2015, the FASB issued ASU 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement, which clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software under ASC 350-40. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. Under this ASU, non-LIFO inventory will be measured at the lower of cost and net realizable value, eliminating the options that currently exist for market valuation. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. No other changes were made to the current guidance on inventory measurement. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(t)           Recent Accounting Pronouncements - Continued

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (Subtopic 205-40), which addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified statement of financial position. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2016. Early application is permitted as of the beginning of the interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment will be effective for the interim and annual period beginning after December 31, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will replace the existing guidance in ASC 840, Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation, which simplifies the accounting for the taxes related to stock based compensation, including adjustments to how excess tax benefits and a company's payments for tax withholdings should be classified. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2018. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's Consolidated and Combined Financial Statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2           Summary of significant accounting policies - Continued

(t)           Recent Accounting Pronouncements - Continued

In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products. This update clarifies when it is acceptable to recognize the unredeemed portion of prepaid gift cards into income. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2019.  The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statements.

3           Other income, net

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Gain on disposal of intangible asset	-	150	23
Gain on disposal of property, plant and equipment	-	7	41
Subsidy income	2,617	4,163	6,893
Sales of scrapped materials	6	6	18
Others	150	269	449

	2,773	4,595	7,424

4           Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates of 15% for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipments Company Limited are classified as HNTE which enjoyed a preferential tax rate of 15%.

During the year ended December 31, 2015 and 2014, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Environmental Engineering and Design Company Limited, Shihezi Tianlan Environmental Protection Technology Company Limited, Da Tong Tianlan Environmental Protection Technology Service Company Limited and Hangzhou Tianlan Environmental Testing Technology Company Limited are entitled to enjoy this tax benefit. It, thus, subjects to Enterprise Income Tax rate of 10% only.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes (Continued)

The provision for income taxes consists of:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	3,351	2,159	3,110

Income taxes	3,351	2,159	3,110

Deferred tax benefit:	(177)	(1,391)	(447)

Total deferred taxes	(177)	(1,391)	(447)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Income before income taxes	24,927	14,776	7,961

Computed tax using respective companies’ statutory tax rates	3,767	2,216	1,194
(Over)-provision for income tax in prior years	-	(2,418)	(123)
Temporary differences	(177)	1,575	(445)
Tax effect of revenue not subject to tax	(1,068)	(695)	(242)
Tax effect of expenses not deductible for tax purposes	596	90	2,279
Tax effect of unused tax losses not recognized	56	-	-

Total provision for income tax at effective tax rate	3,174	768	2,663

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4           Income taxes - Continued

The components of deferred tax assets are as follows:

	2015	2014
	RMB’000	RMB’000

Tax losses	-	-
Allowance for doubtful debts	4,527	4,350

Net deferred tax assets	4,527	4,350

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

6           Accounts receivable, net

	2015	2014
	RMB’000	RMB’000

Accounts receivable	238,325	185,443
Less: Allowance for doubtful debts	(30,418)	(28,835)

	207,907	156,608

7           Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2015	2014
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	160,634	207,632
Less: Progress billings	(62,994)	(53,723)

Cost and estimated earnings in excess of billings	97,640	153,909

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8           Inventories

	2015	2014
	RMB’000	RMB’000

Raw materials	6,586	9,121
Work in progress	5,525	6,360
Finished goods	-	573

	12,111	16,054

9           Property, plant and equipment

	2015	2014
	RMB’000	RMB’000

Building and leasehold improvements	56,696	47,091
Furniture, fixtures and office equipment	9,919	9,629
Motor vehicles	3,780	3,682
Plant and machineries	114,617	715
Construction in progress	-	115,645

	185,012	176,762

Less: Accumulated depreciation	(23,281)	(14,838)

	161,731	161,924

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Depreciation charge	8,473	2,985	2,956

10           Intangible assets, net

	2015	2014
	RMB’000	RMB’000

Patents	2,400	2,400
Others	165	165

	2,565	2,565

Less: Accumulated amortisation	(1,017)	(824)

	1,548	1,741

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10           Intangible assets, net - Continued

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Amortisation expense	193	239	395

11           Land use right, net

	2015	2014
	RMB’000	RMB’000

Land use right	7,361	7,361
Less: Accumulated amortisation	(1,465)	(1,316)

	5,896	6,045

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Amortisation expense	149	149	141

12           Short term borrowings

	2015	2014
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	40,000	92,900
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	45,000	97,900

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2015 bear interest at fixed rates 4.62% to 6.47% (2014: 5.88% to 6.90%) per annum. Interest paid during the year ended December 31, 2015 was approximately RMB3,768,000 (2014: RMB4,688,000 and 2013: RMB3,704,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2015 bear interest at fixed rates 7.50% (2014: 7.50%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2015 was approximately RMB369,000 (2014: RMB377,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13           Other payables and accrued expenses

	2015	2014
	RMB’000	RMB’000

Deposit received from customers	26,749	36,126
Accrued expenses	12,104	11,391
Other payables	1,118	64,471
Deferred income	799	1,437
Amount due to a related company	5	13

	40,775	113,438

14           Long Term borrowing

	2015	2014
	RMB’000	RMB’000

Loan borrowed by the Company	170,732	-

(i)
On May 15, 2015, the Company signed a sales and lease back agreement with lessor A with total principal of RMB 66,700,000 and repayable within 5 years. The bank loan is denominated in Renminbi. The bank loan borrowed by the Company as of December 31, 2015 is bear interest at fixed rates 5.27% per annum and is secured by the Company’s machinery A. Interest paid during the year ended December 31, 2015 was approximately RMB 1,719,000 and was incurred in “Cost of revenue”  in the Group’s consolidated statements of income.

(ii)
On December 9, 2015, the Company signed a sales and lease back agreement with lessor B with total principal of RMB 87,560,000 and repayable within 5 years. The bank loan is denominated in Renminbi. During the year, the Company received partial amount of RMB 55,232,000. The bank loan borrowed by the Company as of December 31, 2015 is bear interest at fixed rates 4.83% per annum and are secured by the Company’s machinery B and its related franchise, income and account receivables . There is no interest paid during the year ended December 31, 2015.

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

16           Capital reserve

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

During the years ended December 31, 2015, 2014 and 2013, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB3,850,000, RMB3,027,000 and RMB2,516,000 respectively.

18           Risk factors

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

19           Related party

Amounts due from / (to) owners

The owners, from time to time, obtain business related advances and pay expenses on behalf of the Company. The amounts due to owners are unsecured, interest free and do not have clearly defined terms of repayment.  There were no other transactions with related parties in the years 2015 and 2014 other than those disclosed in elsewhere in the financial statements.

20           Commitments and contingencies

(i)           Operating leases

The Group has no rental expense during the year ended December 31, 2015 (2014 and 2013: RMB Nil). As of December 31, 2015, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2015.

(ii)           Litigation

Breach of contract in purchase of goods

a)     The Company is a defendant in respect of a litigation under which a total claim of approximately of RMB179,000 plus interest expenses of late penalty. At December 31, 2015, provision amounting to approximately of RMB179,000 has been made in the consolidated financial statements in connection with the above litigation.

The outcome of the interest expenses of late penalty remains uncertain and the claim will be vigorously resisted by the Company. The Company considers that the interest expenses of the above claim is not material to the extent provision has not been made in the consolidated financial statement of the Group as at December 31, 2015. Hence, no further provision for any potential liability in the consolidated financial statement of the Group for the year if considered necessary.

b)     The Company is a defendant in respect of a litigation under which a total claim of approximately of RMB220,000 plus interest expenses of late penalty. At December 31, 2015, provision amounting to approximately of RMB220,000 has been made in the consolidated financial statements in connection with the above litigation.

The outcome of the interest expenses of late penalty remains uncertain and the claim will be vigorously resisted by the Company. The Company considers that the interest expenses of the above claim is not material to the extent provision has not been made in the consolidated financial statement of the Group as at December 31, 2015. Hence, no further provision for any potential liability in the consolidated financial statement of the Group for the year if considered necessary.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

20           Commitments and contingencies - Continued

(ii)           Litigation - Continued

Breach of contract in purchase of goods - Continued

b)     The Company is a defendant in respect of a litigation under which a total claim of approximately of RMB 1,400,000. The outcome remains uncertain and the claim will be vigorously resisted by the Company. The Company considers that the outcome of the above claim is not material the extent provision has not been made in the consolidated financial statement of the Group as at December 31, 2015. Hence, no further provision for any potential liability in the consolidated financial statement of the Group for the year if considered necessary.

21           Subsequent events

On January 5, 2016, the board of director approved the issuance and allotment of 1,600,000 ordinary shares at a price RMB 2.80 per shares, which in the aggregative amount the gross proceeds of RMB 4,480,000 to the existing shareholders. The share allotment was no material effect to the consolidated financial statement of the Company as at December, 2015.

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements.