Form 20-F
period 2016-12-31
EURO TECH HOLDINGS CO LTD
filed 2017-04-26
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number  000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

EURO TECH HOLDINGS COMPANY LIMITED
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 Unit D, 18/F Gee Change Hong Centre 65 Wong Chuk Hong Road Hong Kong
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posed on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and " emerging growth company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†The term “new or revised financial accounting standards” refers to any update by the Financial Accounting Standards Board to its accounting Standards Codification after April 5, 2012.

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

TABLE OF CONTENTS

INTRODUCTION		4

FORWARD LOOKING STATEMENTS		4

GLOSSARY		5

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6

ITEM 3. KEY INFORMATION		6
Item 3A.	Selected Financial Data	6
Item 3D.	Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY		15
Item 4A.	History and Development of the Company	15
Item 4B.	Business Overview	16
Item 4C.	Organizational Structure	22
Item 4D.	Property, Plant and Equipment	23

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		23
Item 5A.	Operating Results	23
Item 5B.	Liquidity and Capital Resources	26
Item 5C.	Research and Development, Patents and Licenses	32
Item 5D.	Trend Information	32
Item 5E.	Off Balance Sheet Arrangements	32
Item 5F.	Tabular Disclosure of Contractual Obligations	33

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		33
Item 6A.	Directors and Senior Management	33
Item 6B.	Compensation	35
Item 6C.	Board Practices	36
Item 6D.	Employees	36
Item 6E.	Share Ownership	36

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Item 7A.	Major Shareholders	33
Item 7B.	Related Party Transactions	37

ITEM 8. FINANCIAL INFORMATION		37
Item 8A.	Consolidated Statements and Other Financial Information	37
Item 8B.	Significant Changes	37

ITEM 9. THE OFFERING AND LISTING		38
Item 9A.	Listing Details	38
Item 9C.	Markets	38

ITEM 10. ADDITIONAL INFORMATION		39
Item 10A.	Share Capital
Item 10B.	Memorandum and Articles of Association	39
Item 10C.	Material Contracts	40
Item 10D.	Exchange Controls	40
Item 10E.	Taxation	40
Item 10H.	Documents on Display	43
Item 10I.	Subsidiary Information	43

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

ITEM 3.     KEY INFORMATION

ITEM 3A.     SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income/(loss) data for years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, and 2015 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2016	2015	2014	2013	2012
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	3,751	2,480	4,857	5,406	7,468
Working capital(1)	3,101	3,698	5,267	5,830	5,706
Total assets	23,104	21,270	23,399	23,878	24,947
Short-term debt(2)	720	0	0	0	0
Net assets	16,618	16,456	17,530	17,877	17,756
Capital Stock	123	123	123	123	123
______________________
(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2016	2015	2014	2013	2012
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	22,478	18,302	18,822	18,602	21,645
Cost of revenue	(17,527)	(14,259)	(13,991)	(13,138)	(15,480)
Gross profit	4,951	4,043	4,831	5,464	6,165
Finance costs	(19)	(4)	-	-	-
Selling and Administrative Expenses	(5,602)	(5,997)	(5,802)	(5,719)	(6,224)
Operating loss	(670)	(1,958)	(971)	(255)	(59)
Interest Income	18	45	27	45	46
Other income, net	5	9	65	54	48
Gain/(loss) on disposal of fixed assets	7	-	-	(1)	(22)
(Loss)/income before taxes	(640)	(1,904)	(879)	(157)	13

Income taxes (expenses)/credit	(228)	47	(18)	(73)	(142)
Net gain on deemed disposal of affiliate	24	-	-	-	-
Equity in income of affiliates	1,002	850	605	325	9
Net Income/(Loss)	158	(1,007)	(292)	95	(120)

Less: net loss/(income) attributable to non-controlling interest	73	391	169	(113)	(309)
Net income/(loss) attributable to the Company	231	(616)	(123)	(18)	(429)

Other comprehensive income/(loss)
Net income/(loss)	158	(1,007)	(292)	95	(120)
Foreign exchange translation adjustments	4	(63)	(15)	181	-
Release of translation reserves upon disposal of a subsidiary	-	-	-	(74)	-

Comprehensive income/(loss)	162	(1,070)	(307)	202	(120)
Less: Comprehensive loss/(income) attributable to non-controlling interest	127	477	176	(167)	(309)

Comprehensive income/(loss) attributable to the Company	289	(593)	(131)	35	(429

Net income/(loss) per Ordinary Share-Basic	0.11	(0.30)	(0.06)	(0.01)	(0.21)
-Diluted	0.11	(0.30)	(0.06)	(0.01)	(0.21)

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,061,909	2,063,738	2,069,223	2,069,223	2,070,685
Diluted	2,061,909	2,063,738	2,069,223	2,069,223	2,076,315

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2012 through 2016, the Renminbi has fluctuated and at the end of 2016, 2015, 2014, 2013 and 2012, the exchange rates were approximately RMB 6.9445, RMB 6.48554 = US$ 1.00, RMB 6.2069 = US$ 1.00, RMB, 6.0540 = US$ 1.00, and RMB 6.2306 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2012	6.2306	6.2223	6.3889	6.3094
Fiscal 2013	6.0540	6.0540	6.2456	6.1480
Fiscal 2014	6.2069	6.0428	6.2611	6.1612
Fiscal 2015	6.4855	6.1931	6.4900	6.2854
Fiscal 2016	6.9445	6.4571	6.9593	6.6444

US$ to HK$

Fiscal 2012	7.7505	7.7500	7.7688	7.7571
Fiscal 2013	7.7538	7.7417	7.7656	7.7566
Fiscal 2014	7.7502	7.7500	7.7677	7.7524
Fiscal 2015	7.7564	7.7493	7.8240	7.7549
Fiscal 2016	7.7555	7.7504	7.8267	7.7624

The Following Months	Low	High	Average
US$ to RMB

October 2016	6.6684	6.7790	6.7256
November 2016	6.7535	6.9278	6.8386
December 2016	6.8666	6.9569	6.9214
January 2017	6.8414	6.9552	6.8961
February 2017	6.8581	6.8850	6.8723
March 2017	6.8676	6.9149	6.8941

US$ to HK$

October 2016	7.7532	7.7589	7.7567
November 2016	7.7542	7.7578	7.7558
December 2016	7.7529	7.7670	7.7588
January 2017	7.7529	7.7583	7.7556
February 2017	7.7557	7.7624	7.7589
March 2017	7.7609	7.7705	7.7652

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.5% GDP in 2011 to 6.7% GDP in 2016 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by consumer demand. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. From 2013 through 2016, the annual growth rates in imports and exports were 7.3%, 0.4%, 14.1%, -5.5% and 7.9%, 6.1%, -2.8%, -7.7%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.7% in 2016. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC .

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; More recently, the inflation rate has increased by 2.7%, 2.6%, 1.9%, 1.4% and 2.0 in 2012, 2013, 2014, 2015 and 2016, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

Certain Risks Relating to the Company’s Business.

Decline in Revenues; Operating Loss; Loss Before Income Taxes.

Since Fiscal 2008, the Company’s revenues have declined and its losses have increased, with revenues having declined from approximately $31,738,000 in 2008 to approximately $22,478,000 in 2016, operating losses having increased from approximately $371,000 in income in 2008 to approximately $670,000 of losses in 2016, and losses before income taxes having increased from approximately $560,000 in income in 2008 to approximately $640,000 of losses before income taxes in 2016. The Company primarily attributes the revenue reduction, and the increase in operating losses and losses before income taxes to the global international economic downturns and having key suppliers selling their products through China suppliers other than the Company. Exacerbating these losses in Fiscal 2010 was the further inclination of key suppliers selling their products other than through the Company and the delay of site readiness of several waste water treatment contracts including one site delayed by a fatal traffic accident. During Fiscal 2014, the Company had revenues of approximately US$18,822,000, operating losses of approximately US$971,000, and losses before income tax of approximately US$879,000. The principal reason for the operating losses for Fiscal 2014 was the drop in sales revenue and gross margin from engineering activities as a result of strong competition and the international economic slowdown. During Fiscal 2015, the Company had revenues of approximately US$18,302,000, operating losses of approximately US$1,958,000, and losses before income tax of approximately US$1,904,000 The principal reason for the operating losses for Fiscal 2015 was a further drop in sales revenue and gross margin from engineering activities. During Fiscal 2016, the Company had revenues of approximately US$22,478,000, operating losses of approximately US$670,000, and losses before income tax of approximately US$640,000. The principal reason for the operating losses for Fiscal 2016 was research and development costs of approximately US$475,000.

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

Future Plans to Increase Revenue; Decrease Losses and Return to Profitability Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date, this has not been successful but the Company plans to continue these economizing efforts. The Company  obtained formal certification  from China’s Classification Society (“CCS”), acceptance from the U.S. Coast Guard for use as an Alternate Management Systems (“AMS”) in U.S. waters for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS, and RS type approval (Russian Maritime Register) for its 300 Cubic Meters per hour BWTS . The Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu during 2015 and the goods were delivered in 2016. The Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels and is working on a number of sales quotations. There can be no assurance that continuing its streamlining of efforts and its sales of its ballast water treatment process will be successful or, if successful, that the process will result in significant revenues to the Company. Even if the Company builds a market for a product or service, the research and development and marketing of that product or service will result in losses to the Company for a significant period of time, even if that product or service ultimately becomes profitable. However, we were unable to market such energy meters. There can be no assurance that products, if any, that we develop in the future, will not have similar results with the time, effort and expense used to develop any such products having a material adverse effect on the Company.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”), and Hioki E. E. Corporation (“Hioki”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2014, our sales revenue from trading activities slightly increased by approximately 6%. During Fiscal 2015, our sales revenue from trading activities slightly increased by approximately 5%. During Fiscal 2016, our sales revenue from trading activities increased by approximately 12%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

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

 In September 20, 2011, the Company received a deficiency letter from NASDAQ that the Company was no longer in compliance with NASDAQ’s listing maintenance rule for failing to have a bid price of at least US$ 1.00 per share for the prior thirty trading days. In January 2012, the Company effected a combination or reverse stock split of its issued Ordinary Shares, and thereafter, in February 2012, the Company received a letter from NASDAQ advising that it had regained compliance with NASDAQ’s maintenance listing requirements.

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

Being A “Controlled Company” Exempts Us From Certain Other Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

As a result of T.C. Leung, the Company’s Chairman of the Board and Chief Executive Officer, beneficially owning the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in rules and regulations applicable to NASDAQ listed issuers. As a “controlled company,” we are not required to comply with certain NASDAQ corporate governance criteria including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2016 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2016. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2016 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating loss of approximately US$ 558,000  in Fiscal 2015 and $105,000 in Fiscal 2016 and we plan to wind it down upon collection of outstanding account receivable.

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

Far East owns a 19.7% equity interest in Zhejiang Tianlan Environmental Protection Technology Company Limited (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue increased during Fiscal 2014 and Fiscal 2015, and decreased during Fiscal 2016, and net income has steadily increased during Fiscal 2014, Fiscal 2015 and Fiscal 2016. Blue Sky has received approval from the National Equities Exchange and Quotations (“NEEQ”) to list its shares on the New Third Board in the PRC on November 17, 2015 and is now listed in the New Third Board. The New Third Board is a national over-the-counter market in the PRC regulated by China Securities Regulatory Commission, and managed by NEEQ. New Third Board serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

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

In Fiscal 2016, Blue Sky and Jia Huan made income contribution of approximately US$689,000 and US$313,000, respectively, to the Company. In Fiscal 2015, Blue Sky and Jia Huan made income contribution of approximately US$663,000 and US$187,000, respectively, to the Company. In Fiscal 2014, Blue Sky and Jia Huan made income contribution of approximately US$453,000 and US$152,000, respectively, to the Company.  China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Management believes such development in the Chinese government policy will benefit our business as well as those of these two affiliates.

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, and Shenyang. The Company’s PRC trading subsidiaries are Chongqing Euro Tech Rizhi Technology Company, Rizhi Euro Tech Investments (Shaanxi) Company Limited and Guangzhou Euro Tech Environmental Equipment Company Limited.

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

In 2005, we acquired Pact-Yixing to allow the Company to bid on larger water, waste-water and power generation projects. The Company believes that the Pact-Yixing business is complementary to the Company’s business as the Company expects to have a competitive advantage by offering customers and potential customers not only hardware but solutions to engineering problems as well.

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

In 2006, Pact-Yixing commenced selling water and waste-water treatment equipment. Pact and Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, and a third party formed a joint venture (the “JV”). Pact invested US$300,000 and had a 60% controlling interest of the JV, PACTFZC, majority owned by George Hayek, Pact-Yixing’s managing director, and a third party each invested US$100,000 in consideration for 20% interests. In 2013, The JV was liquidated and its business has been taken over by Pact-Yixing.

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

During Fiscal 2014, there were slight increases in revenues from trading activities. Revenue from Pact-Yixing decreased in 2014, while Shanghai Environmental incurred an operating loss of $238,000. In addition, we incurred research and development costs of approximately US$631,000 in 2015 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$402,000. This resulted in operating loss from engineering activities of approximately US$640,000.

During Fiscal 2015, there were slight increases in revenues from trading activities. Revenue from Pact-Yixing decreased in 2015, while Shanghai Environmental incurred an operating loss of $558,000. In addition, we incurred research and development costs of approximately US$851,000 in 2015 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$1,084,000. This resulted in operating loss from engineering activities of approximately US$1,624,000.

During Fiscal 2016, there were increases in revenues from both trading and engineering activities. Revenue from Pact-Yixing increased significantly in 2016 to $8,757,000, while Shanghai Environmental incurred an operating loss of $105,000. In addition, we incurred research and development costs of approximately US$475,000 in 2016 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$104,000. This resulted in operating loss from engineering activities of approximately US$209,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding account receivable.

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. To date, our existing distribution network for these products has not been that effective, although in 2013 we received three engineering contracts from two foreign companies outside China and one company in China worth about US$ 2.3 million. Two of said contracts were completed in Fiscal 2013 and the remaining one contract was completed in Fiscal 2014. In 2016, we received a contract worth about US$ 6 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. A major portion of this contract was completed in Fiscal 2016. We have been investing significant portion of our resources to developing our BWTS for the global market and feet positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact-Yixing’s competitive prices and the high quality of its services, although no assurance can be given.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com.cn) will allow us to continue to offer products at lower prices than our competitors. This website is not that effective at this moment.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. We begin to promote our BWTS product that currently treats wastewater at a rate of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour.

We also anticipate that an additional US$250,000  in research and development costs will be expended on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, air and water testing equipment and monitoring equipment during Fiscal 2017.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. The International Maritime Organization (“IMO”) requires that the Ballast Water Management (“BWM”) Convention will enter into force 12 months after ratification by 30 States, representing 35% of world merchant shipping tonnage. If and when it goes into force, all ocean going vessels will be fitted with dedicated water treatment systems treating ballast water before port-of-call discharge. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, PACT passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization had received acceptance from 52 States, representing 35.1441% of world merchant shipping tonnage. The Ballast Water Management Convention will enter into force 12 months after this ratification, i.e. September 8, 2017. The Company has since received a number of enquiries for its BWTS from China, Hong Kong, Russia, India and other Southeast Asian countries, despite worldwide recession in shipping industries. We anticipate that the costs of any such acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in the BWM Convention shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or received no indications of interest for the private sales of our securities.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 75.0%, 64.7% and 67.5% of its revenues from the sale of scientific instruments during Fiscal 2016, 2015 and Fiscal 2014, respectively.

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

The Company derived approximately 23.6%, 33.6% and 31.2% of revenues from the sale of Power Solutions and Process during Fiscal 2016, 2015 and Fiscal 2014, respectively.

Technical Support.  The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.4%, 1.7% and 1.3% of its revenues from technical support operations during Fiscal 2016, 2015 and Fiscal 2014, respectively.

Customers.  During Fiscal 2016, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and expect to receive more orders in 2017 (sold 9 sets in 2016). We are working on the development of a handheld portable ballast water checker for quick indications of gross exceedance of the Ballast Water compliance standards. Shanghai Euro Tech Limited achieved its economic breakeven point in Fiscal 2014.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach and Hioki, which are the Company’s largest suppliers, with purchases from them accounting for approximately 33%, 11%, 6% and 6% during Fiscal 2014, 39%, 11%, 6%, and 5% during Fiscal 2015, and 63%, 7%, 5% and 5% during fiscal 2016, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements with Hach. The Company has only an Authorization Letter from Thermo granting the Company rights to sell Thermo’s Mass Spec Products in Hong Kong and Macau which is valid until December 31, 2017. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Environmental Protection (“MEP”), under which there are Environment Protection Bureaus in each city and county. According to information provided by MEP, there are over 2,700 monitoring stations to collect and analyze the environmental data of each city and county.  MEP has identified over 14,400 major industrial polluters, including wastewater discharging enterprises, flue gas emitting enterprises, municipal wastewater treatment plants and heavy metal producing enterprises, for pollution control. MEP is considering to adding on-line toxicity as one of the parameters for on-line monitoring stations in China. The PRC government established ambitious targets in its 12th Five-Year Program (2011-2015) to slash emissions of pollutants, including sulfur dioxide emissions and COD by 8% and ammonia nitrogen and nitrogen dioxide by 10%. The PRC government passed a law requiring power distributors to combat global warming. A central government fund, financed by a national tariff increase, will subside the tariff gap between more expensive renewable energy and the national average tariff. Preferential policies also encourage construction of renewable energy projects, projects in poorer interior regions that are often rich in water, solar and wind resources. In 2015, COD,  ammonia, sulfur dioxide and nitrogen oxide emissions declined by 3%, 3%, 5% and 9%, respectively. The overall objectives its 13th Five-Year Program (2016-2020)  are: to improve the overall quality of the ecological environment, significantly reducing emissions of major pollutants. The Company has supplied water and air quality monitoring and analytic instruments to these monitoring stations for several years. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

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

During Fiscal 2016, Fiscal 2015 and Fiscal 2014, the Company’s gross profit margins were approximately 22%, 22% and 26%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou, Shenyang and Xi’an. During Fiscal 2014, the Company had a marketing and sales force of 27 people who are paid a salary plus a sales-based commission. During Fiscal 2015, the Company had a marketing and sales force of  26 people who are paid a salary plus a sales-based commission. During Fiscal 2016, the Company had a marketing and sales force of 21 people who are paid a salary plus a sales-based commission.  Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company.

Our remaining sales subsidiaries are located in: Shanghai, Chongqing, Guangzhou and Xi’an.

Our remaining representative office is located in: Beijing and Shenyang. The representative office in Beijing is a liaison office of Far East, and the representative office in Shenyang is a sales office of Shanghai Euro Tech Limited while the sales subsidiaries are actually engaged in sales of the Company's products and assisting customers in the use of our products.

Litigation

Shanghai Euro Tech Environmental Engineering Limited (“Shanghai Environmental”) is a plaintiff in a civil action claim from the defendant, GuangXi Tiandong Industrial Investment Development Co., Ltd. for outstanding accounts receivable debts of approximately of US$416,000. The litigation has not been concluded, but having taken legal advice, the directors are of the opinion that no provision is required to be made in the consolidated financial statements since based on the evidence that Shanghai Environmental has a reasonable chance of recovering the whole debts.

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

Details of the Company’s current significant subsidiaries are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (Formerly known as Zhejiang Tianlan Desulfurization and Dust–Removal Co. Ltd.)	19.7%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jia Huan Electronic Co. Ltd.	20%	PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

ITEM 4D.     PROPERTY, PLANT AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2016 were approximately US$297,000. Future minimum rental payments as of December 31, 2016, under the agreements classified as operating leases with non-cancellable terms amounted to US$341,000, of which US$225,000 are payable in the year 2017 and US$116,000 are payable within years 2018 to 2022.

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

The Company owns approximately 1,200 square feet of space in a building in Hong Kong. This property is now vacant, and the Company is looking to sublet it to a third party.

The Company’s four field and representative offices are rented by the Company pursuant to short-term leases with an aggregate rent of approximately US$1,616 per month.

Euro Tech Trading (Shanghai) Ltd. has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,030. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$3,136. Shanghai Euro Tech Environmental Engineering Company, Ltd.’s premises are also rented pursuant to a short term lease for a monthly rent of approximately US$1,439.

Pact occupies a 700 square meter facility in Shanghai, pursuant to a three year lease expiring in January 2017, providing for a monthly rent of approximately US$8,127.

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

ITEM 5A.     OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from, Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2014	58%	33%
2015	51%	48%
2016	47%	52%

Sales to customers situated in Macau and elsewhere through Fiscal 2016 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong.  Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 7% in Fiscal 2013 as compared with Fiscal 2012. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 1% in Fiscal 2014 as compared with Fiscal 2013. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 15% in Fiscal 2015 as compared with Fiscal 2014. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 4% in Fiscal 2016 as compared with Fiscal 2015.   See – Item 3D. “Key Information — Risk Factors.”

PRC.  The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 7% in Fiscal 2013 as compared with Fiscal 2012. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, which we believe to be of lower quality than our services, at lower prices. Sales in the PRC, expressed as a percentage of total revenue, decreased by 8% in Fiscal 2014 as compared with Fiscal 2013. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, which we believe to be of lower quality than our services, at lower prices. Sales in the PRC, expressed as a percentage of total revenue, decreased by 7% in Fiscal 2015 as compared with Fiscal 2014. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of keen competition under the current tough microeconomic environment.  Sales in the PRC, expressed as a percentage of total revenue, decreased by 4% in Fiscal 2016 as compared with Fiscal 2015. The decrease was primarily due to the fact that the increase in sales in PRC were less than the overall increase in sales of the Company. See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2016		2015		2014		2013		2012
Revenue	22,478	100%	18,302	100%	18,822	100%	18,602	100%	21,645	100%
Cost of revenue	17,527	78.0%	14,259	77.9%	13,991	74.3%	13,138	70.6%	15,480	71.5%
Gross Profit	4,951	22.0%	4,043	22.1%	4,831	25.7%	5,464	29.4%	6,165	28.5%
Selling and administrative Expenses	5,602	24.9%	5,997	32.8%	5,802	30.8%	5,719	30.7%	6,224	28.8%
(Loss)/income before income Taxes	(640)	-2.8%	(1,904)	-10.4%	(879)	-4.7%	(157)	-0.8%	13	0.1%
Income taxes (expenses)/credit	(228)	-1.0%	47	0.3%	(18)	-0.1%	(73)	-0.4%	142	0.7%
Equity in income of Affiliates	1,002	4.5%	850	4.6%	605	3.2%	325	1.7%	9	0.1%
Net income/(loss)	158	0.7%	(1,007)	-5.5%	(292)	-1.6%	95	0.5%	(120)	-0.6%
Net loss/(income) attributable to Non-controlling interest	73	0.3%	391	2.1%	169	0.9%	(113)	-0.6%	(309)	-1.4%
Net income/(loss) attributable to the Company	231	1.0%	(616)	-3.4%	(123)	-0.7%	(18)	-0.1%	(429)	-2.0%

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended December 31, 2015

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$4,176,000 or 22.8% to approximately US$22,478,000 in Fiscal 2016 from approximately US$18,302,000 in Fiscal 2015. Revenue from trading and manufacturing activities and engineering activities increased by approximately US$1,465,000 and US$2,711,000, respectively. The increase in revenues from engineering activities was principally due to receipt of a contract from a foreign mobile phone company. Pact-Yixing’s revenues of approximately US$8,757,000 and US$5,994,000 were included in our revenues in Fiscal 2016 and Fiscal 2015, respectively.

Gross profits increased by approximately US$908,000 or 22.5% to approximately US$4,951,000 for Fiscal 2016 as compared to approximately US$4,043,000 for Fiscal 2015.   During Fiscal 2016, the Company’s cost of revenue was approximately US$17,527,000 or 78.0% of revenues, in comparison to approximately US$14,259,000, or 77.9% for Fiscal 2015. Cost of revenue expressed as a percentage of revenue increased by 0.1% in Fiscal 2016 as compared with Fiscal 2015. Pact-Yixing contributed approximately US$2,576,000 to our gross profit in Fiscal 2016, an increase of approximately US$910,000 from Fiscal 2015.

Selling and Administrative Expenses.  Selling and administrative expenses were approximately US$5,602,000 in Fiscal 2016, a decrease of approximately US $395,000 or 6.6% from approximately US$5,997,000 in Fiscal 2015. The decrease was largely due to a decrease in research and development expenses resulting from BWTS. The research and development expenses decreased from approximately US$851,000 in Fiscal 2015 to approximately US$475,000 in Fiscal 2016.

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$1,002,000 in Fiscal 2016, an increase of approximately US$152,000 or 17.9% from approximately US$850,000 in Fiscal 2015 because of increase in sales revenue of the affiliates.

Interest Income.  Interest income in Fiscal 2016 was approximately US$18,000 as compared to approximately US$45,000 in Fiscal 2015.

Other Income. Other income decreased by approximately US$4,000, or 44%, to approximately US$5,000 in Fiscal 2016 from approximately US$9,000 in Fiscal 2015. The decrease in other income was principally due to decrease in rental income.

Income Taxes.  Tax expenses of  approximately US$228,000 in Fiscal 2016 as compared to tax credit of approximately US$47,000 in Fiscal 2015. This change was primarily the result of an increase in net taxable income for Fiscal 2016.

Net Income.  Profit from continuing operations was approximately US$231,000 in Fiscal 2016 as compared to loss from continuing operations of approximately US$616,000 in Fiscal 2015. This change was primarily due to an increase in sales revenue, decrease in selling and administrative expenses and increase in profit contribution from affiliates.

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$520,000 or 2.8% to approximately US$18,302,000  in Fiscal 2015 from approximately US$ 18,822,000 in Fiscal 2014. Revenue from trading and manufacturing activities increased by approximately US$609,000, while revenue from engineering activities decreased by approximately US$1,129,000. The decrease in revenues from engineering activities was principally due to keen competition under the tough economic environment in PRC. Pact-Yixing’s revenues of approximately US$5,994,000 and US$ 7,060,000 were included in our revenues in Fiscal 2015 and Fiscal 2014, respectively.

Gross profits increased by approximately US$908,000 or 22.5% to approximately US$4,951,000 for Fiscal 2016 as compared to approximately US$4,043,000 for Fiscal 2015.   During Fiscal 2016, the Company’s cost of revenue was approximately US$17,527,000 or 78.0% of revenues, in comparison to approximately US$14,259,000, or 77.9% for Fiscal 2015. Cost of revenue expressed as a percentage of revenue increased by 0.1% in Fiscal 2016 as compared with Fiscal 2015. Pact-Yixing contributed approximately US$2,576,000 to our gross profit in Fiscal 2016, an increase of approximately US$910,000 from Fiscal 2015.

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

ITEM 5B.     LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2016 and Fiscal 2015 were approximately US$ 3,101,000 and US$ 3,698,000, respectively.

As of December 31, 2016, we had approximately US$3,751,000 in cash and cash equivalents, compared to approximately US$2,480,000 in cash and cash equivalents as of December 31, 2015. Net cash provided by / (used in) operating activities was US$153,000 for the year ended December 31, 2016 as compared to (US$2,972,000) for the year ended December 31, 2015 and (US$470,000) for the year ended December 31, 2014. Net cash provided by / (used in) investing activities was US$390,000 for the year ended December 31, 2016 as compared to US$675,000 for the year ended December 31, 2015 and (US$64,000) for the year ended December 31, 2014. Net cash provided by / (used in) financing activities was US$720,000 for the year ended December 31, 2016 as a result of short term bank loan to finance trade purchases, as compared to (US$20,000) for the year ended December 31, 2015 and (US$0) for the year ended December 31, 2014.

During Fiscal 2016, the Company generated approximately US$720,000 in financing activities as a result of short term bank loan to finance trade purchases.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$1,660,000 at December 31, 2016. The aforementioned available credit facilities were obtained on the conditions that, among other things, the Company not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$2,480,000 at the end of Fiscal 2015 to US$3,751,000 at the end of Fiscal 2016. The principal reason for the increase in cash was the net cash inflow from operating, investing and financing activities.

The Company’s net accounts receivable decreased from approximately US$4,500,000 at the end of Fiscal 2015 to US$4,393,000 at the end of Fiscal 2016. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventory decreased from approximately US$557,000 at the end of Fiscal 2015 to US$344,000 at the end of Fiscal 2016.

The Company’s capital expenditures were approximately US$60,000 and US$21,000 in Fiscal 2016 and Fiscal 2015, respectively. Capital expenditures during Fiscal 2016 and Fiscal 2015 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2016, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

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

Critical Accounting Policies and Estimate

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2016, 2015 and 2014.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income for the period that includes the enactment date.

Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There was no impairment losses recorded during each of the three years ended December 31, 2016.

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

Related Parties

Related parties are affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal ownersof the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Pronouncements

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

 In January 2016, the FASB has issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. he Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, FASB issued ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2016, Fiscal 2015 and Fiscal 2014, the Company expensed approximately US$475,000, US$852,000 and US$631,000, respectively, on the research and development of its products.

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

ITEM 5E.     OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 5F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments Due By Period

Contractual Obligations	Total		Less than 1 Year		1-3 Years		4-5 Years	After 5 Years

Operating Leases	US$	341,000	US$	225,000	US$	116,000	—	—

Total Contractual Cash Obligations	US$	341,000	US$	225,000	US$	116,000	—	—

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.     DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	73	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	58	Director and Chief Financial Officer

Alex Sham	53	Director

Y.K. Liang	87	Director

Fu Ming Chen	68	Director

Vincent Pak Kan Wong	67	Director

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

David YL Leung  is the General Manager of Yixing Pact Environmental Technology Ltd, Shanghai. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining PACT, he was the Business Development Manager of Euro Tech (Far East) Ltd, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010). Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman.

ITEM 6B.     EXECUTIVE COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2016, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$195,000, Jerry Wong, Chief Financial Officer received a yearly salary of US$108,000 and George Hayek, a Key Employee of the Company, received a yearly salary of US$66,000. David YL Leung, a Key Employee of the Company receives an annual salary of US$130,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2016 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2016.

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

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, each of the Company and its employees who joined the Company subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Company and its employees are subject to a cap of monthly relevant income of HK$25,000 or HK$30,000 (effective from 1 June 2015) and thereafter contributions are voluntary and are not subject to any limitation. The Company and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the Company contributes to state-sponsored retirement plans for its employees in the PRC. The Company contributes approximately 14% to 21% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2016, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$314,000.

Company Option Plans.

Effective November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing-Pact, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.44 per share. The exercise price was determined by the average closing price of the Company’s Ordinary Shares as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

Changes in outstanding options under various plans mentioned above were as follows:

	As of December 31,
	2016		2015		2014
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	20,692	3.44	20,692	3.44	-	-
Granted	-	-			20,692	3.44
Cancelled/Expired	(20,692)	(3.44)	-	-	-	-
Exercised	-	-	-	-	-	-

Outstanding, end of year	-	-	20,692	3.44	20,692	3.44

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2015, there were 20,692 options outstanding.

As of December 31, 2016, there were no options outstanding.

ITEM 6C.     BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. All of the Company’s six directors were re-elected at the Company’s last annual meeting of shareholders in August 2016. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had two meetings of its Board of Directors during Fiscal 2016, while its Audit Committee had four meetings during Fiscal 2016.

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

ITEM 6D.     EMPLOYEES

At April 11, 2017, the Company (exclusive of Yixing-Pact) had approximately 64 full-time employees. At December 31, 2016, 2015 and 2014, staffing levels were approximately as follows:

	2016	2015	2014
Marketing and sales	21	26	27
Administrative	28	30	30
Technical	16	19	22
Total full time employees	65	75	79

At April 11, 2017, Pact-Yixing had approximately 47 full-time employees.  As of December 31, 2016, 2015 and 2014, respectively, staffing levels were approximately as follows: Engineers - 41, 41 and 39; Administrative Persons - 8, 8 and 12.

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

ITEM 7A.     MAJOR SHAREHOLDERS

The following table sets forth, as of April 11, 2017, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group. Based upon 2,061,909 shares of the Company’s Ordinary Shares outstanding as of April 20, 2017.  The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)	1,059,924	51.4%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Fu Ming Chen(1)	*	*

Vincent Pak Kan Wong (1)	*	*

All Executive Officers And Directors of the Company as a group (6 persons)	1,148,512	55.7%

* Denotes Nil

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.

ITEM 7B.     RELATED PARTY TRANSACTIONS

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2012	1.98	6.30
2013	2.40	6.75
2014	2.56	6.24
2015	2.04	4.41
2016

Quarters Ended	Low	High
	US$	US$

March 31, 2015	2.04	4.41
June 30, 2015	2.61	2.73
September 30, 2015	2.41	2.60
December 31, 2015	2.76	2.896
March 31, 2016	3.01	3.17
June 30, 2016	3.99	1.45
September 30, 2016	4.43	2.07
December 31, 2016	4.08	2.28
March 31, 2017	4.15	3.39

The Following Months	Low	High
	US$	US$
October 2016	3.11	2.28
November 2016	4.08	2.35
December 2016	4.00	3.15
January 2017	4.15	3.39
February 2017	3.95	3.45
March 2017	3.90	3.45

Based upon information received from its transfer agent, the Company believes that it has approximately 35 shareholders of record including 905 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

ITEM 9C.     MARKETS

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

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2016, ETTS had an assessable loss carried forward of US$764,808 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

In accordance with the relevant income tax laws and regulations applicable to foreign investment enterprises in the PRC, Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for the PRC Enterprise Income Tax of 25% for 2015. As of December 31, 2016, SET had an assessable loss carried forward of US$256,664 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

According to the relevant PRC tax rules and regulations, Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25%. As of December 31, 2016, SETEE had an assessable loss carried forward of US$1,074,609 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

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

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$1.2 million at December 31, 2016 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2016	2015	2014
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(136)	(177)	(194)
Change in valuation allowances	350	455	93
Under-provision for income tax in prior years	-	(69)	-
Nondeductible expenses	14	(256)	119
Total provision/(credit) for income tax at effective tax rate	228	(47)	18

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,520,000 as at December 31, 2016.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2016 or any future calendar years.

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2016.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K. F. Chan & Co.) and Dominic K. F. Chan & Co. (“DKFC”) who were the principal external auditors for fiscal years 2016 and 2015, respectively.

	For the Year Ended December 31
	2016	2015
	US$	US$
Audit fees(1)	121,000	111,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2016 and 2015, respectively.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On April 30, 2016, our former independent registered public accounting firm, Dominic K.F. Chan & Co. (“DKFC”) merged (the “Merger”) with AWC (CPA) Limited and formed DCAW (CPA) Limited (“DCAW”), which is registered with the Public Company Accounting Oversight Board (PCAOB).

As a result of the Merger, DKFC resigned as the Company’s independent registered public accounting firm on April 30, 2016. On May 11, 2016, the Company engaged DCAW as its independent registered public accounting firm. The engagement of DCAW was approved by the Company’s board of directors on May 11, 2016. On November 14, 2016, DCAW changed the name to Centurion ZD CPA Limited (“Centurion”).

The reports of DKFC on our financial statements for the fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2014 and 2015, and in the subsequent interim periods through November 14, 2016, there were no disagreements with DKFC and DCAW on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of DKFC and DCAW, would have caused DKFC and DWAC to make reference to the matter in its report.

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

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

Zhejiang Jia Huan Electronic Co., Ltd.

Report of Independent Registered Public Accounting Firm

Consolidated balance sheets

Consolidated statements of income

Consolidated statements of cash flows and changes in shareholders’ equity

ITEM 19.     EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 ..INS*	XBRL Instance Document

101 ..SCH*	XBRL Taxonomy Extension Schema Document

101 ..CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 ..DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 ..LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 ..PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 26, 2017	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets As Of December 2016 And 2015	F-4

Consolidated Statements of Income and Comprehensive Income / (Loss)	F-5 to F-6

Consolidated Statements of Cash Flows	F-7

Consolidated Statements of Shareholders’ Equity	F-8

Note to Consolidated Financial Statements	F-9 to F-38

EURO TECH HOLDINGS COMPANY LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS),

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of

Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for each of the years in the three-years period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the years in the three-years period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.

Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)

Certified Public Accountants

Hong Kong, April 26, 2017

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015

	Note	2016	2015
		US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		3,751	2,480
Restricted cash		284	475
Accounts receivable, net	6	4,393	4,500
Prepayments and other current assets	7	815	500
Inventories	8	344	557
Total current assets		9,587	8,512

Property, plant and equipment, net	9 & 22(iii)	771	773

Interests in affiliates	10	11,489	10,712

Goodwill	13	1,071	1,071

Deferred tax assets	4	186	202

Total assets		23,104	21,270

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,173	3,054
Loans payable		720	-
Other payables and accrued expenses	11	2,258	1,626
Taxes payable		335	134
Total current liabilities		6,486	4,814

Commitments and contingencies	20	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (2015: 20,000,000) shares authorized; 2,229,609 (2015: 2,229,609) shares issued	12	123	123
Additional paid-in capital		9,551	9,551
Treasury stock, 167,700 shares at cost as of December 31, 2016 and 2015, respectively	14	(786)	(786)
PRC statutory reserves	15	352	315
Accumulated other comprehensive income		857	799
Retained earnings		5,338	5,144
Equity attributable to shareholders of Euro Tech		15,435	15,146
Non-controlling interest		1,183	1,310
Total shareholders’ equity		16,618	16,456

Total liabilities and shareholders’ equity		23,104	21,270

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		13,721	12,256	11,647
Engineering		8,757	6,046	7,175
Total revenues	22(i) & (ii)	22,478	18,302	18,822

Cost of revenues
Trading and manufacturing		(11,331)	(9,577)	(9,060)
Engineering		(6,196)	(4,682)	(4,931)
Total cost of revenues		(17,527)	(14,259)	(13,991)
Gross profit		4,951	4,043	4,831

Finance costs		(19)	(4)	-
Selling and administrative expenses		(5,602)	(5,997)	(5,802)
Operating loss		(670)	(1,958)	(971)
Interest income		18	45	27
Other income, net	3	5	9	65
Gain on disposal of fixed assets		7	-	-
(Loss) before income taxes, equity in income of affiliates and non-controlling interests		(640)	(1,904)	(879)

Income taxes (expenses) / credit	4	(228)	47	(18)

Net gain on deemed disposal of affiliate		24	-	-
Equity in income of affiliates		1,002	850	605
Net profit / (loss) for the year		158	(1,007)	(292)

Less: net loss attributable to non-controlling interest		73	391	169
Net profit / (loss) attributable to the Company		231	(616)	(123)
Other comprehensive income / (loss)
Net profit / (loss)		158	(1,007)	(292)
Foreign exchange translation Adjustments		4	(63)	(15)
Comprehensive income / (loss)		162	(1,070)	(307)
Less: Comprehensive loss attributable to non-controlling interest		127	477	176
Comprehensive income / (loss) attributable to the Company		289	(593)	(131)

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		US$’000	US$’000	US$’000
Net income / (loss) per ordinary share
- Basic		$US0.11	$(US0.30)	$(US0.06)
- Diluted		$US0.11	$(US0.30)	$(US0.06)
Weighted average number of ordinary shares outstanding
- Basic	5	2,061,909	2,063,738	2,069,223
- Diluted	5	2,061,909	2,063,738	2,069,223

* The Company had net loss during the year ended December 31, 2015 and 2014, result in anti-diluted the net loss per ordinary share.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income / (loss)	231	(616)	(123)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	55	56	88
Gain on disposal of property, plant and equipment	(7)	-	-
Net gain on deemed disposal of affiliate	(24)	-	-
Stock-based compensation expenses	-	16	2
Non-controlling interest in (loss) of subsidiaries	(73)	(391)	(169)
Equity in profit of affiliates	(1,002)	(850)	(605)
Deferred tax assets	16	25	9
Decrease / (increase) in current assets:
Accounts receivable, net	107	(232)	(186)
Prepayments and other current assets	(315)	89	695
Inventories	213	(14)	(49)
Increase / (decrease) in current liabilities:
Accounts payable	119	(507)	446
Other payables and accrued expenses	632	(475)	(585)
Taxation payable	201	(73)	7
Net cash generated by / (used in) by operating activities	153	(2,972)	(470)
Cash flows from investing activities:
Purchase of property, plant and equipment	(60)	(21)	(10)
Proceeds on disposal of property, plant and equipment	10	-	-
Dividend received from affiliates	249	292	302
Restricted cash for issuance of bank guarantees	191	404	(314)
Dividend paid to non-controlling interest	-	-	(42)
Net cash provided by / (used in) investing activities	390	675	(64)
Cash flows from financing activities:
Increase in loans payable	720	-	-
Purchase of treasury stock	-	(20)	-
Net cash provided by / (used in) financing activities	720	(20)	-
Effect of exchange rate changes on cash and cash equivalents	8	(60)	(15)

Net increase/(decrease) in cash and cash equivalents	1,271	(2,377)	(549)
Cash and cash equivalents, beginning of year	2,480	4,857	5,406
Cash and cash equivalents, end of year	3,751	2,480	4,857

	US$’000	US$’000	US$’000
Supplemental disclosure of cash flow information:
Interest received	18	45	27
Income taxes paid	70	1	3

Supplemental disclosure of non-cash activities:
Net gain on deemed disposal of affiliate	24	-	-

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2014	2,229,609	123	9,533	(766)	784	315	5,883	2,005	17,877
Net loss	-	-	-	-	-	-	(123)	(169)	(292)
Other comprehensive loss: Foreign exchange translation adjustment	-	-	-	-	(8)	-	-	(7)	(15)
Dividend paid/payable to non-controlling interest	-	-	-	-	-	-	-	(42)	(42)
Stock-based compensation expense	-	-	2	-	-	-	-	-	2
Balance as of December 31, 2014	2,229,609	123	9,535	(766)	776	315	5,760	1,787	17,530
Net loss	-	-	-	-	-	-	(616)	(391)	(1,007)
Purchase 7,314 shares of treasury stock	-	-	-	(20)	-	-	-	-	(20)
Other comprehensive loss: Foreign exchange translation adjustment	-	-	-	-	23	-	-	(86)	(63)
Stock-based compensation expense	-	-	16	-	-	-	-	-	16
Balance as of December 31, 2015	2,229,609	123	9,551	(786)	799	315	5,144	1,310	16,456
Net income	-	-	-	-	-	-	231	(73)	158
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	58	-	-	(54)	4
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Balance as of December 31, 2016	2,229,609	123	9,551	(786)	857	352	5,338	1,183	16,618

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

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organisation and principal activities (Continued)

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	The PRC	Design, manufacture and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	The British Virgin Islands	Selling of environment protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.7% *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jia Huan Electronic Co. Ltd.	20%	The PRC	Design and manufacturing automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

* The Group interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation in both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process.

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

The Group identified that a retail shop established in the PRC qualified as variable interest entities as defined in ASC 810-10. This retail shop was principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of this retail shop and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in this retail shop and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shop’s residual returns. Total assets and liabilities of this consolidated VIE total US$9,179 and US$1,626, as of December 31, 2015, respectively. This VIE had ceased operation since October 2016.

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

 (d)
Research and Development Costs

Research and development expenses include payroll, employee benefits and other related expenses associated with product development. Research and development expenses also include third-party development and programming costs. Such costs included in research and development expense until the point that technological feasibility is reached. Once technological feasibility is reached, such costs are capitalized and amortized to the cost of revenue over the estimated lives of the products.

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$475,000, US$852,000 and US$631,000 for the years ended December 31, 2016, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$13,000, US$17,000 and US$44,000 for the years December 31, 2016, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC 740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2016, 2015 and 2014.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income for the period that includes the enactment date.

(g)
Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured.

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

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There was no impairment losses recorded during each of the three years ended December 31, 2016.

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

The Group recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(y)                Recent Accounting Pronouncements (Continued)

In January 2016, the FASB has issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. he Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(y)            Recent Accounting Pronouncements (Continued)

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, FASB issued ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(y)               Recent Accounting Pronouncements (Continued)

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3
Other income, net

	2016	2015	2014
	US$’000	US$’000	US$’000

Exchange (loss), net	(75)	(75)	(12)
Rental income	80	84	77
	5	9	65

4
Income taxes

The Company is exempt from taxation in the British Virgin Islands (“BVI”).

Euro Tech (Far East) Limited and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2016 (2015 and 2014: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2015 and 2014: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2016, ETTS had an assessable loss carried forward of US$746,808 as agreed by the local tax authority to offset its profit for the forth coming years (2015: US$588,103 and 2014: US$506,117). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

Shanghai Euro Tech Limited (“SET”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2015 and 2014: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2016, SET had an assessable loss carried forward of US$256,664 as agreed by the local tax authority to offset its profit for the forth coming years (2015: US$284,173 and 2014: US$390,290). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2015 and 2014: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2016, SETEE had an assessable loss carried forward of US$1,074,609 as agreed by the local tax authority to offset its profit for the forth coming years (2015: US$1,363,392 and 2014: US$1,635,072). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. (“Yixing), a subsidiary of the Company, provides for PRC Enterprise Income Tax at a rate of 25% (2015 and 2014: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2016, Yixing had an assessable loss carried forward of US$ Nil as agreed by the local tax authority to offset its profit for the forth coming years (2015: US$994,025). Such loss will expire in 5 years.

Chongqing Euro Tech Rizhi Technology Co., Ltd (“CQ”), Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd (“RZ”) and Guangzhou Euro Tech Environmental Equipment Co., Ltd (“GZ”) provide for PRC Enterprise Income Tax at a rate of 25%, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. CQ, RZ and GZ had an assessable loss carried forward of US$124,025, US$60,980 and US$320,545 respectively as agreed by the local tax authority to offset its profit for the forth coming years (2015: US$139,068, US$76,029 and US$385,183). Such loss will expire in 5 years.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% (2015 and 2014: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately US$1.2 million at December 31, 2016 (2015: US$1.1 million and 2014: US$2.2 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

Loss before income taxes:

	2016	2015	2014
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(640)	(1,904)	(879)

The provision / (credit) for income taxes consist of:

	2016	2015	2014
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	212	(72)	8
Total current provision / (credit)	212	(72)	8

Deferred tax expenses:
The PRC and Hong Kong	16	25	10
Total deferred provision	16	25	10

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2016	2015	2014
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(136)	(177)	(194)
Change in valuation allowances	350	455	93
Under-provision for income tax in prior years	-	(69)	-
Non-deductible expenses	14	(256)	119
Total provision / (credit) for income tax at effective tax rate	228	(47)	18

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

The components of deferred tax assets are as follows:

	2016	2015
	US$’000	US$’000

Tax losses	838	1,159
Temporary differences	(2)	1
Less: Valuation allowances	(650)	(958)
Net deferred tax assets	186	202

5
Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2016	2015	2014
	Number of shares

Weighted average number of ordinary shares for the purposes of basic net income per share	2,061,909	2,063,738	2,069,223
Effect of dilutive potential ordinary shares: Stock options	-	-	-
Weighted average number of ordinary shares for the purposes of diluted net income per share	2,061,909	2,063,738	2,069,223

6
Accounts receivable, net

	2016	2015
	US$’000	US$’000

Accounts receivable	4,431	4,557
Less: Allowance for doubtful debts	(38)	(57)
	4,393	4,500

The following is an age analysis of past due account receivables as of December 31, 2016 and 2015:

	2016	2015
	US$’000	US$’000

Current	1,789	2,762
30-59 days past due	1,072	633
60-89 days past due	852	635
Greater than 90 days	680	470
	4,393	4,500

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

	2016	2015
	US$’000	US$’000

Cost & estimated earnings in excess of billings	343	144
Deposit paid	70	57
Prepayment	221	59
Other receivables	156	214
Other tax recoverable	25	26
	815	500

8
Inventories

	2016	2015
	US$’000	US$’000

Raw materials	97	131
Work in progress	29	39
Finished goods	218	387
	344	557

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the year ended December 31, 2016, and 2015 provision for obsolete and slow moving inventories amounted to US$53,000 and US$5,000, respectively, which were charged to cost of revenue in Consolidated Statements of Income.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9
Property, plant and equipment

	2016	2015
	US$’000	US$’000

Office premises	1,866	1,866
Leasehold improvements	155	157
Furniture, fixtures and office equipment	581	635
Motor vehicles	188	155
Testing equipment	30	30
	2,820	2,843

Less: Accumulated depreciation	(2,049)	(2,070)
	771	773

	2016	2015	2014
	US$’000	US$’000	US$’000

Depreciation charge	55	56	88

10
Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

The Company is holding 19.7% equity interests in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. A company incorporated in the PRC, with total cost of investment US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

Blue Sky has recently received approval from the National Equities Exchange and Quotations (“NEEQ”) to list its shares on the New Third Board in the People’s Republic of China (“PRC”) on November 17, 2015.

The Group interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation in both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process.

During the year, the Group’s equity in Blue Sky was diluted subsequent to the issuance of new ordinary shares by Blue Sky to other shareholders. A net profit on deemed disposal of an affiliate of USD24,000 had been recognized in the consolidated statement of operations and comprehensive income for that year.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Interests in affiliates (Continued)

A summary of the financial information of the affiliate, Zhejiang Tianlan Environmental Protection Technology Co. Ltd, is set forth below:

	2016	2015
Balance Sheet:	US$’000	US$’000

Current assets	46,297	57,432

Non-current assets	25,847	26,587
Total assets	72,144	84,019

Total liabilities	(45,372)	(58,149)

Total shareholders’ equity	26,772	25,870

	2016	2015
Operating results:	US$’000	US$’000

Net sales	43,226	66,899

Operating income	3,841	4,260

Net income	3,473	3,458

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

A summary of the financial information of the affiliate, Zhejiang Jia Huan Electronic Co. Ltd, is set forth below:

	2016	2015
Balance Sheet:	US$’000	US$’000

Current assets	22,021	22,693

Non-current assets	4,079	4,717
Total assets	26,100	27,410

Total liabilities	(11,694)	(13,627)

Total shareholders’ equity	14,406	13,783

	2016	2015
Operating results:	US$’000	US$’000

Net sales	16,684	18,481

Operating income	1,586	1,316

Net income	1,564	788

11
Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	2016	2015
	US$’000	US$’000

Dividend payables	79	84
Deposit received from customer	1,113	558
Rental deposit received	14	18
Other payables	994	764
Other tax payables	58	202
	2,258	1,626

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Ordinary share

During the years ended December 31, 2016 and 2015, there was no movement with the Company’s issued ordinary shares and outstanding shares.

13
Goodwill

The Company accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2016, the Company completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of December 31, 2016). Based on management’s assessment, the Company determined that there was no impairment of goodwill as of December 31, 2016 and 2015.

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

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,520,000 as at December 31, 2016 (2015:US$3,457,000 and 2014: US$3,357,000).

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16
Stock options

2014 Officers’ Stock Option and Incentive Plan

Effective November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing Pact Environmental Technology Co., Ltd, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.44 per share. The exercise price was determined by the average closing price of the Company’s as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

The Company estimate the fair value of the options granted under the Binomial pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	US$		US$		US$

Outstanding, beginning of year	20,692	3.44	20,692	3.44	-	-
Granted			-	-	20,692	3.44
Cancelled/Expired	(20,692)	(3.44)	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding, end of year	-	-	20,692	3.44	20,692	3.44

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2016, 2015 and 2014, there was no unrecognised stock-based compensation expense related to unvested stock options.

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

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on 1st December, 2000, the Group and its employees who joined the Group subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund legislation. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$25,000 or HK$30,000 (effective from 1 June 2015). Contributions to the plan vest immediately.

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contribution range from 14% to 21% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2016, 2015 and 2014, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$314,000, US$458,000 and US$378,000 respectively.

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

The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. There were no such derivatives during the years ended December 31, 2016, 2015 and 2014.

19
Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2016, 2015 and 2014.

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20
Commitments and contingencies

(i)
Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2016, 2015 and 2014 were approximately US$297,000, US$297,000 and US$293,000, respectively. Future minimum rental payments as of December 31, 2016, under agreements classified as operating leases with non-cancellable terms amounted to US$341,000 of which US$225,000 are payable in the year 2017 and US$116,000 are payable within years 2018 to 2022.

(ii)
Banking facilities

As at December 31, 2016, 2015 and 2014, the Group had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Group can draw up to approximately US$1,660,000, US$1,660,000 and US$1,660,000 respectively, of which approximately US$956,000, US$85,000 and US$68,000 was utilised for issuance of bank guarantees.

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

	2016	2015	2014
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	13,721	12,256	11,647
Engineering	8,757	6,046	7,175
	22,478	18,302	18,822
Operating loss
Trading and manufacturing	(346)	(187)	(214)
Engineering	(209)	(1,624)	(640)
Unallocated corporate expenses	(115)	(147)	(117)
	(670)	(1,958)	(971)

	2016	2015	2014
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	43	46	67
Engineering	12	10	21
	55	56	88
Capital Expenditures, Gross
Trading and manufacturing	12	11	2
Engineering	48	10	8
	60	21	10

	2016	2015
	US$’000	US$’000
Assets
Trading and manufacturing	5,463	5,050
Engineering	17,641	16,220
	23,104	21,270
Liabilities
Trading and manufacturing	3,208	2,468
Engineering	3,278	2,346
	6,486	4,814

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22
Segment information (Continued)

(ii)
Geographical analysis of revenue by customer location is as follows:

	2016	2015	2014
	US$’000	US$’000	US$’000
Revenue -
The PRC	10,604	9,327	10,950
Hong Kong	11,687	8,726	6,177
Others	187	249	1,695
	22,478	18,302	18,822

(iii)
Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2016	2015
	US$’000	US$’000

Hong Kong	480	501
The PRC	291	272
	771	773

(1)
Long-lived assets represent property, plant and equipment, net.

(iv)        Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2016	2015	2014

Supplier A	63%	39%	33%
Supplier B	7%	11%	11%
Supplier C	5%	6%	6%
Supplier D	5%	5%	6%

EURO TECH HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22
Segment information (Continued)

(v)                Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	2016	2015	2014

Customer A	13%	11%	-
Customer B	6%	-	-
Customer C	6%	-	-
Customer D	-	11%	-
Customer E	-	6%	-
Customer F	-	5%	-

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
TECHNOLOGY COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the each of the years ended in the three-years period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the years in the three-years period December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.

Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)

Certified Public Accountants

Hong Kong, April 26, 2017

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015

	Note	2016	2015
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		33,545	35,635
Accounts receivable, net	7	165,100	207,907
Prepayments and other current assets	8	111,057	119,558
Other tax receivables	5	215	5
Inventories	9	13,105	12,111

Total current assets		323,022	375,216

Property, plant and equipment, net	10	149,840	161,731
Intangible asset, net	11	1,375	1,548
Land use right, net	12	5,747	5,896
Deferred tax assets	4	5,864	4,527
Other non-current asset	6	17,512	-

Total assets		503,360	548,918

Liabilities and shareholders’ equity

Current liabilities:
Short term borrowings	13	25,000	45,000
Accounts payable		117,939	176,981
Other payables and accrued expenses	14	51,183	40,775
Other taxes payable	5	7,490	8,423
Income tax payable		3,262	994

Total current liabilities		204,874	272,173

Non-Current liabilities:
Long term borrowings	15	111,691	107,732

Commitments and contingencies	21	-	-

Total liabilities		316,565	379,905

Shareholders’ equity:
Share capital 81,372,000 (2015: 80,172,000) shares issued		81,372	80,172
Capital reserve	17	26,480	24,217
PRC statutory reserves	16	11,636	9,094
Retained earnings		65,394	53,928

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		184,882	167,411
Non-controlling interest		1,913	1,602

Total shareholders’ equity		186,795	169,013

Total liabilities and shareholders’ equity		503,360	548,918

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		RMB’000	RMB’000	RMB’000

Revenue		289,086	419,275	396,424

Cost of revenue		(202,869)	(331,875)	(313,776)
Gross profit		86,217	87,400	82,648

Selling and administrative expenses		(60,528)	(60,702)	(66,343)
Operating income		25,689	26,698	16,305

Loss on disposal of a subsidiary		(35)	-	-
Interest income		70	166	148
Interest expenses		(1,577)	(4,710)	(6,272)
Other income, net	3	3,456	2,773	4,595
Income before income taxes		27,603	24,927	14,776

Income taxes	4	(4,961)	(3,174)	(768)
Net income and total comprehensive income		22,642	21,753	14,008
Net (income) / loss and total comprehensive (income) / loss attributable to non-controlling interest		586	(82)	(8)
Net income and total comprehensive income attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		23,228	21,671	14,000

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	22,642	21,753	14,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	14,144	8,473	2,985
Amortisation of intangible asset	575	193	239
Amortisation of land use right	149	149	149
Written off of motor vehicles	-	5	-
Loss on disposal of property, plant and equipment	15	-	225
(Gain) on disposal of intangible asset	-	-	(150)
Deferred tax assets	(1,337)	(177)	(1,391)
Other non-current asset	(17,512)	-	-
(Increase) / decrease in current assets:
Accounts receivable, net	42,807	(51,299)	(9,481)
Prepayments and other current assets	8,501	57,251	(19,654)
Other tax receivables	(20)	1,045	(1,045)
Inventories	(994)	3,943	(1,078)
Increase / (decrease) in current liabilities:
Accounts payable	(59,042)	(57)	77,861
Other payables and accrued expenses	10,408	(72,663)	37,075
Other taxes payable	(933)	(479)	1,034
Income tax payable	2,268	934	(449)

Net cash provided by / (used in) operating activities	21,481	(30,929)	100,328

Cash flows from investing activities:

Purchase of intangible asset	(402)	-	-
Purchase of property, plant and equipment	(3,368)	(8,285)	(117,966)
Sales proceed from a subsidiary (note 1)	1,000	-	-
Sales proceed form intangible assets	-	-	420
Sales proceed from property, plant and equipment	1,100	-	923

Net cash (used in) investing activities	(1,670)	(8,285)	(116,623)

Cash flows from financing activities:

Proceeds from issuance of shares	3,360	-	-
Repayment of bank borrowings	(70,000)	(174,900)	(104,690)
Advance of short bank borrowings	50,000	122,000	137,900
Dividend paid to owners	(9,220)	(9,180)	(9,180)
Advance of long term borrowings	3,959	107,732	-

Net cash (used in) / provided by financing activities	(21,901)	45,652	24,030

Net (decrease) / increase in cash and cash equivalents	(2,090)	6,438	7,735
Cash and cash equivalents, beginning of year	35,635	29,197	21,462

Cash and cash equivalents, end of year	33,545	35,635	29,197

Supplementary information	RMB’000	RMB’000	RMB’000

Interest received	70	166	148
Interest paid	1,577	6,429	6,272
Income tax paid	4,245	3,310	2,263

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2014	61,200	43,189	5,517	40,194	1,512	151,612
Net income	-	-	-	14,000	8	14,008
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	1,304	(1,304)	-	-

Balance as of December 31, 2014	61,200	43,189	6,821	43,710	1,520	156,440
Net income	-	-	-	21,671	82	21,753
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	2,273	(2,273)	-	-
Issue share capital by transfer from statutory reserves	18,972	(18,972)	-	-	-	-

Balance as of December 31, 2015	80,172	24,217	9,094	53,928	1,602	169,013
Net income	-	-	-	23,228	(586)	22,642
Dividend paid	-	-	-	(9,220)	-	(9,220)
Appropriation of reserves			2,542	(2,542)	-	-
Deemed disposal of subsidiary	-	103	-	-	897	1,000
Issue share capital	1,200	2,160	-	-	-	3,360
Balance as of December 31, 2016	81,372	26,480	11,636	65,394	1,913	186,795

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2016	2015
Zhejiang Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Shihezi Tianlan Environmental Protection Technology Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment
Da Tong Tianlan Environmental Protection Technology Service Company Limited *	-%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlian Environmental Testing Technology Company Limited **	80%	100%	PRC	Provision of testing services of environmental protection equipment

* On April 19, 2016, the board of director approved the de-registration of subsidiary. The subsidiary was closed on August 25, 2016.
** The Company was incorporated on October 28, 2015. On April 17, 2016, the board of director approved the sales of 1,000,000 ordinary shares at a price RMB 1.00 per shares, which in the aggregate amount the gross proceeds of RMB 1,000,000 to the third parties.

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

(d)
Research and Development Costs

Research and development expenses include payroll, employee benefits and other related expenses associated with product development. Research and development expenses also include third-party development and programming costs. Such costs re included in research and development expense until the point that technological feasibility is reached. Once technological feasibility is reached, such costs are capitalized and amortized to the cost of revenue over the estimated lives of the products.

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB13,808,000, RMB18,895,000 and RMB21,796,000 for the years ended December 31, 2016, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB58,000, RMB24,000 and RMB11,000 for the years December 31, 2016, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2016, 2015 and 2014.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income for the period that includes the enactment date.

(g)
Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured.

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

According to construction contracts signed with the customers, an amount ranged from 5%-20% of contract sum will only be receivable one year after the final inspection report issued by relevant department of Ministry of Environmental Protection. As of December 31, 2016, accounts receivable in more than one year amounted to RMB46,624,000 (2015: RMB57,623,000).

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

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2016.

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

(p)
Share capital

Paid in capital refers to the registered capital paid up by the shareholders of the Company.

On December 17, 2015, the Company increased the number of registered shares by 18,972,000 shares. The paid up capital were increased by RMB 18,972,000 transferred from the capital reserves, which is agreed by the shareholders and the board of directors.

At the year end of December 31, 2015, there were 80,172,000 shares were issued.

On June 2, 2016, the Company increased the number of paid up shares by 1,200,000 at a price RMB 2.80 per shares, which in the aggregative amount the gross proceeds of RMB 3,360,000 to the existing shareholders.

At the year end of December 31, 2016, there were 81,372,000 shares were issued.

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
Fair Value Measurement - Continued

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

(t)            Recent Accounting Pronouncements

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(t)            Recent Accounting Pronouncements - Continued

In April 2015, the FASB issued ASU 2015-05, Customers' Accounting for Fees Paid in a Cloud Computing Arrangement, which clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software under ASC 350-40. This new accounting guidance will be effective for the interim and annual period beginning after December 31, 2017. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated and Combined Financial Statement

In January 2016, the FASB has issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. he Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(t)
Recent Accounting Pronouncements – Continued

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, FASB issued ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(t)
Recent Accounting Pronouncements – Continued

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3
Other income, net

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Gain on disposal of intangible asset	-	-	150
(Loss) / Gain on disposal of property, plant and equipment	(15)	-	7
Subsidy income	3,360	2,617	4,163
Sales of scrapped materials	3	6	6
Investment income	412	-	-
Others	(304)	150	269

	3,456	2,773	4,595

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates of 15% for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipment Company Limited are classified as HNTE which enjoyed a preferential tax rate of 15%.

During the year ended December 31, 2016 and 2015, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Environmental Engineering and Design Company Limited, Shihezi Tianlan Environmental Protection Technology Company Limited, Da Tong Tianlan Environmental Protection Technology Service Company Limited and Hangzhou Tianlan Environmental Testing Technology Company Limited are entitled to enjoy this tax benefit. It, thus, subjects to Enterprise Income Tax rate of 10% only.

The provision for income taxes consists of:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	6,298	3,351	2,159

Income taxes	6,298	3,351	2,159

Deferred tax benefit:	(1,337)	(177)	(1,391)

Total deferred taxes	(1,337)	(177)	(1,391)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Income before income taxes	27,603	24,927	14,776

Computed tax using respective companies’ statutory tax rates	4,078	3,767	2,216
(Over)-provision for income tax in prior years	57	-	(2,418)
Permanent difference	(82)	-	-
Temporary differences	(1,337)	(177)	1,575
Tax effect of revenue not subject to tax	(901)	(1,068)	(695)
Tax effect of expenses not deductible for tax purposes	2,732	596	90
Tax effect of unused tax losses not recognized	414	56	-

Total provision for income tax at effective tax rate	4,961	3,174	768

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes - Continued

The components of deferred tax assets are as follows:

	2016	2015
	RMB’000	RMB’000

Tax losses	-	-
Allowance for doubtful debts	5,864	4,527

Net deferred tax assets	5,864	4,527

5
Other taxes payable

Other taxes payable comprises mainly Valued-Added Tax (“VAT”) and Business Tax (“BT”). The Group is subject to output VAT levied at the rate of 17% or 11% of the revenue from sales of equipment. The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable. BT is charged at a rate of 5% and 3% on the revenue from technique services and installation services respectively.

6
Other non-current assets

Other non-current assets represent deposits for sales and lease back agreement amounted to approximately to RMB17,512,000 (2015: RMB Nil).

7
Accounts receivable, net

	2016	2015
	RMB’000	RMB’000

Accounts receivable	204,166	238,325
Less: Allowance for doubtful debts	(39,066)	(30,418)

	165,100	207,907

The following is an age analysis of past due account receivables as of December 31, 2016 and 2015:

	2016	2015
	RMB’000	RMB’000

Within 1 year	118,476	150,345
1 year – 2 years	31,340	44,393
2 years – 3 years	9,387	8,588
3 years – 4 years	4,593	3,881
4 years – 5 years	240	700
Greater than 5 years	1,064	-

	165,100	207,907

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7
Accounts receivable, net (Continued)

At December 31, 2016, the trade receivables pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB25,474,000 (2015: RMB27,566,000).

8
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2016	2015
	RMB’000	RMB’000

Cost and estimated earnings in excess of billing	70,786	97,640
Prepayment	24,100	13,828
Other receivables	14,851	8,090
Other current assets	1,320	-

	111,057	119,558

The other current assets also include cost of estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2016	2015
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	389,534	160,634
Less: Progress billings	(318,748)	(62,994)

Cost and estimated earnings in excess of billings	70,786	97,640

9
Inventories

	2016	2015
	RMB’000	RMB’000

Raw materials	5,606	6,586
Work in progress	7,269	5,525
Finished goods	230	-

	13,105	12,111

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Property, plant and equipment

	2016	2015
	RMB’000	RMB’000

Building and leasehold improvements	56,665	56,696
Furniture, fixtures and office equipment	9,660	9,919
Motor vehicles	4,451	3,780
Plant and machineries	115,349	114,617
Construction in progress	211	-

	186,336	185,012

Less: Accumulated depreciation	(36,496)	(23,281)

	149,840	161,731

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Depreciation charge	14,144	8,473	2,985

At December 31, 2016, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB109,041,000 (2015: RMB120,830,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Intangible assets, net

	2016	2015
	RMB’000	RMB’000

Patents	2,400	2,400
Others	567	165

	2,967	2,565

Less: Accumulated amortisation	(1,592)	(1,017)

	1,375	1,548

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Amortisation expense	575	193	239

The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years to December 31, 2016:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000

2017	172
2018	172
2019	172
2020	172
2021	172
Thereafter	515

1,375

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Land use right, net

	2016	2015
	RMB’000	RMB’000

Land use right	7,361	7,361
Less: Accumulated amortisation	(1,614)	(1,465)

	5,747	5,896

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Amortisation expense	149	149	149

At December 31, 2016, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB1,691,000 (2015: RMB1,737,000).

13
Short term borrowings

	2016	2015
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	20,000	40,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	25,000	45,000

(i)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2016 bear interest at fixed rates 4.57% (2015: 4.62% to 6.47%) per annum. Interest paid during the year ended December 31, 2016 was approximately RMB1,221,000 (2015: RMB3,768,000 and 2014: RMB4,688,000).

(ii)
The bank loan is denominated in Renminbi and repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2016 bear interest at fixed rates 5.22% (2015: 7.28%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2016 was approximately RMB154,000 (2015: RMB369,000 and 2014: Nil).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14
Other payables and accrued expenses

	2016	2015
	RMB’000	RMB’000

Deposit received from customers	35,225	26,749
Accrued expenses	10,116	12,104
Other payables	1,227	1,118
Deferred income	4,610	799
Amount due to a related company	5	5

	51,183	40,775

15
Long Term borrowing

	2016	2015
	RMB’000	RMB’000

Loan borrowed by the Company	111,691	170,732

(i)
On May 15, 2015, the Company signed a sales and lease back agreement with lessor A with total principal of RMB 66,700,000 and repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2016 is bear interest at fixed rates 5.27% (2015: 5.27%) per annum and is secured by the Company’s machinery A. Interest paid during the year ended December 31, 2016 was approximately RMB2,011,000 (2015: RMB1,719,000 and 2014: Nil) and was incurred in “Cost of revenue” in the Group’s consolidated statements of income.

(ii)
On December 9, 2015, the Company signed a sales and lease back agreement with lessor B with total principal of RMB 87,560,000 and repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2016 is bear interest at fixed rates 4.83% (2015: 4.83%) per annum and are secured by the Company’s machinery B and the franchise, income and account receivables generated from Machinery B. A. Interest paid during the year ended December 31, 2016 was approximately RMB3,192,000 (2015: Nil and 2014: Nil) and was incurred in “Cost of revenue” in the Group’s consolidated statements of income.

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

17           Capital reserve

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

During the years ended December 31, 2016, 2015 and 2014, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB3,905,000, RMB3,850,000 and RMB3,027,000 respectively.

19
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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

20
Related party

Amounts due from / (to) owners

There were no transactions with related parties in the years 2016 and 2015 other than those disclosed in elsewhere in the financial statements.

21
Commitments and contingencies

(i)
Operating leases

The Group has no rental expense during the year ended December 31, 2016 (2015 and 2014: RMB Nil). As of December 31, 2016, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2016.

(ii)
Litigation

The Company is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have a material adverse effect on the business, financial

22
Subsequent events

On December 22, 2016, the board of director approved the issuance and allotment of 1,200,000 ordinary shares at a price RMB 6.00 per shares, which in the aggregative amount the gross proceeds of RMB 7,200,000 to the existing shareholders. The shares were transferred on New Third Board at March 31, 2017. The share allotment was no material effect to the consolidated financial statement of the Company as at December 31, 2016.

On April 19, 2017, the Company reached an agreement to acquire 35% share of a PRC company, the acquisition price is RMB 1 and the Company is requested to invest RMB10,500,000 to the associate.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of

Zhejiang Jiahuan Electronic Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for each of the years in the three-years period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the years in the three-years period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.

Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)

Certified Public Accountants

Hong Kong, April 26, 2017

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015

	Note	2016	2015
		RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents		6,595	7,303
Restricted cash		1,498	1,490
Accounts receivable, net	5	91,037	99,832
Notes receivables		11,064	700
Other receivables	6	15,442	17,472
Inventories	8	28,005	21,463

Total current assets		153,641	148,260

Property, plant and equipment, net	9	21,861	23,788
Land use right, net	10	6,288	6,451
Intangible asset, net	11	242	508
Long term investment	7	69	69

Total assets		182,101	179,076

Liabilities and shareholders’ equity

Current liabilities:
Short term bank loans	13	28,200	39,400
Note payable		4,750	3,595
Accounts payable		27,595	27,130
Other payables and accrued expenses	12	13,911	10,223
Income tax payable		1,466	2,892

Total current liabilities		75,922	83,240

Other long term liabilities	15	5,671	5,790

Shareholders’ equity:
Share capital 80,000,000 (2015: 11,250,000) shares issued		80,000	11,250
Capital reserves		(1,399)	8,542
PRC statutory reserves	16	3,095	20,931
Retained earnings		18,812	49,323

Total shareholders’ equity		100,508	90,046

Total liabilities and shareholders’ equity		182,101	179,076

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Note	2016	2015	2014
		RMB’000	RMB’000	RMB’000

Revenue		111,585	115,515	99,908

Cost of revenue		(65,304)	(76,473)	(72,490)
Gross profit		46,281	39,042	27,418

Selling and administrative expenses		(35,671)	(30,792)	(21,090)
Operating income		10,610	8,250	6,328
Non-operating income		922	-	-
Non-operating expense		(1,518)	-	-
Interest expenses		(2,752)	(3,861)	(2,209)
Other income, net	3	4,592	1,408	1,075
Other expenses, net		(5)	-	-
Income before income taxes		11,849	5,797	5,194

Income taxes	4	(1,387)	(861)	(484)
Net income and total comprehensive income		10,462	4,936	4,710

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	10,462	4,936	4,710
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,211	2,296	2,408
Loss on sale of property, plant and equipment	147
Written off of property, plant and equipment	-	32	-
Amortisation of intangible asset	266	83	-
Amortisation of land use right	163	163	163
Other gains	-	(282)	-

(Increase) / decrease in current assets:
Accounts receivable, net	8,795	(25,939)	(6,448)
Restricted cash	(8)	(21)	-
Note receivables	(10,364)	5,004	(322)
Other receivables	2,030	(3,072)	(6,074)
Inventories	(6,542)	10,786	5,909
Increase / (decrease) in current liabilities:
Accounts payable	465	2,269	1,767
Note payable	1,155	3,595	-
Other payables and accrued expenses	3,688	(3,145)	2,131
Income tax payable	(1,426)	1,121	405
Other long-term liability	(119)	(133)	(73)

Net cash provided by / (used in) operating activities	10,923	(2,307)	4,576

Cash flows from investing activities:
Purchase of intangible asset	-	(591)	-
Purchase of property, plant and equipment	(613)	(258)	(664)
Proceeds from property, plant and equipment	182	-	-

Net cash (used in) investing activities	(431)	(849)	(664)

Cash flows from financing activities:
Repayment of bank borrowings	(39,400)	(50,400)	(50,300)
Advance of bank borrowings	28,200	63,200	50,100
(Decrease) / Increase in amount due to shareholders	-	(5,470)	(3,200)
Dividend paid to owners	-	-	(2,250)

Net cash (used in) / provided by financing activities	(11,200)	7,330	(5,650)

Net (decrease) / increase in cash and cash equivalents	(708)	4,174	(1,738)
Cash and cash equivalents, beginning of year	7,303	3,129	4,867

Cash and cash equivalents, end of year	6,595	7,303	3,129

Supplementary information	RMB’000	RMB’000	RMB’000

Interest received	54	44	17
Interest paid	(2,752)	(3,861)	(2,209)
Income tax paid	(2,813)	-	(79)
Income tax refund	-	260	-

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2014	11,250	8,542	20,931	41,927	283	82,933
Net income and total comprehensive income	-	-	-	4,710	-	4,710
Dividend paid	-	-	-	(2,250)	-	(2,250)
Balance as of December 31, 2014	11,250	8,542	20,931	44,387	283	85,393
Net income and total comprehensive income	-	-	-	4,936	-	4,936
Disposal of Non-controlling interest	-	-	-	-	(283)	(283)
Balance as of December 31, 2015	11,250	8,542	20,931	49,323	-	90,046
Issued share	27,777	(9,941)	(17,836)	-	-	-
Net income and total comprehensive income	-	-	-	10,462	-	10,462
Dividend paid	40,973	-	-	(40,973)	-	-
Balance as of December 31, 2016	80,000	(1,399)	3,095	18,812	-	100,508

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

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2016	2015
Jinhua Jiahuan Puzhau New Energy Technology Co., Ltd*	-	-	PRC	Dormant

Zhejiang Jiahuan Xinyu Environmental Production Co., Ltd	100%	100%	PRC	Manufacturing and installation services of environmental production equipment

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(d)
Research and Development Costs

Research and development expenses include payroll, employee benefits and other related expenses associated with product development. Research and development expenses also include third-party development and programming costs. Such costs re included in research and development expense until the point that technological feasibility is reached. Once technological feasibility is reached, such costs are capitalized and amortized to the cost of revenue over the estimated lives of the products.

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB8,814,000, RMB6,982,000 and RMB4,981,000 for the years ended December 31, 2016, 2015 and 2014 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of income.

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

In accordance with ASC-740-10, the Company recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Company did not have such uncertain tax positions in 2016, 2015 and 2014.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies – Continued

(l)
Impairment

The Group has adopted FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years ended December 31, 2016, December 31, 2015 and December 31, 2014.

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
Recent Issue Accounting Standard

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(p)
Recent Issue Accounting Standard - continued

In January 2016, the FASB has issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. he Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(p)
Recent Issue Accounting Standard - continued

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2016, FASB issued ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(p)
Recent Issue Accounting Standard - continued

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3
Other income, net

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Government grant	3,115	200	73
Rental income (i)	1,271	901	850
Interest income	54	44	17
Sundry income	152	263	135

	4,592	1,408	1,075

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

The provision for income taxes consists of:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Income taxes	1,387	861	484

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (continued)

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Income before income taxes	11,849	5,797	5,194

Computed tax using respective companies’ statutory tax rates	2,326	1,119	1,299
Tax effect on revenue not subject to tax	(930)	(447)	(537)
(Over) / under provision for income tax in prior years	(9)	189	(278)

Total provision for income tax at effective tax rate	1,387	861	484

No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at 31 December, 2016, and 2015.

5
Accounts receivable, net

	2016	2015
	RMB’000	RMB’000

Accounts receivable, gross	91,069	99,864
Less: Allowance for doubtful debts	(32)	(32)
Accounts receivable, net
	91,037	99,832

	2016	2015

	RMB’000	RMB’000
Allowance for doubtful debts:
Balance at beginning	(32)	(131)
Charged to statement of income
Recovered	-	99
Balance at end
	(32)	(32)

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2016	2015
	RMB’000	RMB’000

Prepayments and other receivables	11,994	13,039
Deposits	3,448	4,433

	15,442	17,472

7
Long term investment

2016
		Gross unrealized		Fair
	Amortized cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

2015
		Gross unrealized		Fair
	Amortized cost	Gains	Losses	Value
	RMB’000	RMB’000	RMB’000	RMB’000

Long term investment:
Unlisted investment	69	-	-	69

The balance of investments has their market values close to their book balance.

8
Inventories

	2016	2015
	RMB’000	RMB’000

Raw materials	6,529	5,603
Work in progress	11,264	7,840
Finished goods	10,212	8,020

	28,005	21,463

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9
Property, plant and equipment

	2016	2015
	RMB’000	RMB’000

Buildings	34,724	34,493
Plant and machinery	7,014	7,011
Office equipment	1,206	1,148
Motor vehicles	467	979

	43,411	43,631

Less: Accumulated depreciation	(21,550)	(19,843)

	21,861	23,788

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Depreciation charge	1,707	2,296	2,408

Buildings with carrying amount of approximately RMB34,724,000 and RMB34,493,000 as of December 31, 2016 and 2015 respectively were pledged, along with the land use right as discussed below, to secure the Company’s short-term bank loans.

10
Land use right, net

	2016	2015
	RMB’000	RMB’000

Land use right	7,987	7,987
Less: Accumulated amortisation	(1,699)	(1,536)

	6,288	6,451

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Amortisation expense	163	163	163

Land use right with a carrying amount of approximately RMB6,288,000 and RMB6,451,000 as of December 31, 2016 and 2015 was pledged, along with the buildings discussed above, to secure the Company’s short-term bank loans.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Intangible asset, net

	2016	2015
	RMB’000	RMB’000

Software	591	591

	591	591

Less: Accumulated depreciation	(349)	(83)

	242	508

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Amortization expenses	266	83	-

12
Other payables and accrued expenses

	2016	2015
	RMB’000	RMB’000

Deposit received from customers	10,979	8,768
Accrued expenses	2,795	1,210
Other payables	137	245

	13,911	10,223

13
Short term bank loans

The short term loans as of December 31, 2016 bear interest at fixed rates ranging from 4.568% to 6.630% per annum with maturity dates from January 11, 2016 to August 6, 2016 and are secured by the Company’s buildings and land use right. Interest paid during the years ended December 31, 2016 and 2015 were approximately RMB2,752,000 and RMB3,861,000 respectively.

14
Dividends to shareholders

In the fiscal year ended December 31, 2016 the Company declared dividend of RMB40,973,000 to the shareholders for increase share capital. (2015: RMBNil)

15
Other long term liabilities

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

During the year ended December 31, 2016 and 2015, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB1,799,000 and RMB1,594,000 respectively.

18
Commitments and contingencies

(i)
Operating leases

The Group has no rental expense during the year ended December 31, 2016 (2015 and 2014: RMB Nil). As of December 31, 2016, the Group has no future minimum lease payments under non-cancellable operating leases are payable in the year 2016.

(ii)
Litigation

The Company is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have a material adverse effect on the business, financial

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19
Future Minimum rental receivable

As at the end of the reporting period, the Company’s total future minimum rental under non-cancellable operating leases are receivable as follows:-

	2016	2015
	RMB’000	RMB’000

Within 1 year	791	750
After 1 year but within 5 years	-	785
After 5 years	-	-

	791	1,535

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