Form 20-F
period 2017-12-31
EURO TECH HOLDINGS CO LTD
filed 2018-05-14
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number  000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 Unit D, 18/F Gee Chang Hong Centre 65 Wong Chuk Hang Road Hong Kong
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posed on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," " accelerated filer," and " emerging growth company" in Rule 12b-2 of the Exchange Act (Check one).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☑ No

i

ii

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

ITEM 3.      KEY INFORMATION

ITEM 3A.    SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income/(loss) data for years ended December 31, 2017, 2016, and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income/(loss) data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2017	2016	2015	2014	2013
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	3,380	3,751	2,480	4,857	5,406
Working capital(1)	2,986	3,101	3,698	5,267	5,830
Total assets	23,737	23,104	21,270	23,399	23,878
Short-term debt(2)	97	720	0	0	0
Net assets	17,107	16,618	16,456	17,530	17,877
Capital Stock	123	123	123	123	123

(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2017	2016	2015	2014	2013
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income/(loss) Data:
Revenue	17,350	22,478	18,302	18,822	18,602
Cost of revenue	(12,937)	(17,527)	(14,259)	(13,991)	(13,138)
Gross profit	4,413	4,951	4,043	4,831	5,464
Finance costs	(11)	(19)	(4)	-	-
Selling and Administrative Expenses	(4,976)	(5,602)	(5,997)	(5,802)	(5,719)
Operating loss	(574)	(670)	(1,958)	(971)	(255)
Interest Income	24	18	45	27	45
Other (losses)/income, net	(14)	5	9	65	54
Gain/(loss) on disposal of property, plant and equipment	-	7	-	-	(1)
(Loss) before taxes	(564)	(640)	(1,904)	(879)	(157)

Income taxes (expense)/credit	(28)	(228)	47	(18)	(73)
Net gain on deemed disposal of affiliate	128	24	-	-	-
Equity in income of affiliates	831	1,002	850	605	325
Net Income/(Loss)	367	158	(1,007)	(292)	95

Add/less: net loss/(income) attributable to non-controlling interest	106	73	391	169	(113)
Net income/(loss) attributable to the Company	473	231	(616)	(123)	(18)

Other comprehensive income/(loss)
Net income/(loss)	367	158	(1,007)	(292)	95
Foreign exchange translation adjustments	122	4	(63)	(15)	181
Release of translation reserves upon disposal of a subsidiary	-	-	-	-	(74)

Comprehensive income/(loss)	489	162	(1,070)	(307)	202
Add/less: Comprehensive loss/(income) attributable to non-controlling interest	45	127	477	176	(167)

Comprehensive income/(loss) attributable to the Company	534	289	(593)	(131)	35

Net income/(loss) per Ordinary Share-Basic	0.23	0.11	(0.30)	(0.06)	(0.01)
-Diluted	0.23	0.11	(0.30)	(0.06)	(0.01)

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,061,909	2,061,909	2,063,738	2,069,223	2,069,223
Diluted	2,061,909	2,061,909	2,063,738	2,069,223	2,069,223

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2013 through 2017, the Renminbi has fluctuated and at the end of 2017, 2016, 2015, 2014 and 2013, the exchange rates were approximately RMB 6.5040=US$1.00, RMB 6.9445=US$1.00, RMB 6.4855= US$ 1.00, RMB 6.2069 = US$1.00 and RMB 6.0540 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in the People’s Republic of China’s (“PRC”) political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal year ("Fiscal")2013	6.0540	6.0540	6.2456	6.1480
Fiscal 2014	6.2069	6.0428	6.2611	6.1612
Fiscal 2015	6.4855	6.1931	6.4900	6.2854
Fiscal 2016	6.9445	6.4571	6.9593	6.6444
Fiscal 2017	6.5040	6.9651	6.4347	6.7371

US$ to HK$

Fiscal 2013	7.7538	7.7417	7.7656	7.7566
Fiscal 2014	7.7502	7.7500	7.7677	7.7524
Fiscal 2015	7.7564	7.7493	7.8240	7.7549
Fiscal 2016	7.7555	7.7504	7.8267	7.7624
Fiscal 2017	7.8129	7.7528	7.8292	7.7951

The Following Months	Low	High	Average
US$ to RMB

October 2017	6.5712	6.6637	6.6175
November 2017	6.5754	6.6548	6.6151
December 2017	6.5027	6.6234	6.5631
January 2018	6.2882	6.5393	6.4138
February 2018	6.2550	6.3656	6.3103
March 2018	6.2437	6.3628	6.3033

US$ to HK$

October 2017	7.7984	7.8129	7.8984
November 2017	7.7919	7.8130	7.8025
December 2017	7.8037	7.8292	7.8164
January 2018	7.8128	7.8255	7.8191
February 2018	7.8174	7.8299	7.8230
March 2018	7.8251	7.8496	7.8373

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

Certain Risks Relating to Doing Business in Hong Kong and the People’s Republic of China (the “PRC” or “China”).

PRC Sovereignty over Hong Kong is Still Developing.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR;” Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

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

Economic Stability in the Far East is Uncertain.

  Some economies in the Far East have suffered from an economic instability. There can be no assurance that there will be a recovery, most especially in light of the recent global economic downturn. Continued growth in the PRC depends on an adequate supply of energy. There is no assurance that adequate supplies of energy can be developed or found to fuel the PRC’s continued economic growth.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.5% GDP in 2011 to 6.9% GDP in 2017 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by domestic consumer demand. In 2017, it experienced a small increase to 6.9%, its first annual increase since 2010. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. From 2014 through 2017, the annual growth rates in imports and exports were 0.4%, 14.1%, -5.5%, 5.9% and 6.1%, -2.8%, -7.7%, 7.9%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.9% in 2017. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; More recently, the average inflation rate has increased by 2.6%, 1.9%, 1.4%, 2.0% and 1.6% in 2013, 2014, 2015, 2016 and 2017, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, ecommerce, education, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

The PRC Government Imposes Currency Controls.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantial part of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.

There is a Foreign Currency Risk.

The Company operates in Hong Kong, the PRC and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in, Hong Kong dollar, Renminbi, US dollars, the Japanese yen and Euro. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, ongoing devaluation of the Renminbi could negatively impact our results of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. From June 2010 through January 2014, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there were periods during that time when the U.S. dollar appreciated against the Renminbi as well. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. From June 2010 to January 2014, the RMB has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height, followed by the RMB depreciating against the U.S. dollar to RMB6.48 per U.S. dollar on December 31, 2015, with further depreciation to RMB6.94 per U.S. dollar by December 31, 2016, and RMB 6.50 per U.S. dollar by December 31, 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantial part of our revenues and costs are denominated in Renminbi.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The PRC has had Turbulent Relations with the United States of America (the “United States” or the “U.S”).

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

Certain Risks Relating to the Company’s Business.

Our Operating Results may Fluctuate Significantly from Year to Year. We Cannot be Certain that we will Achieve or Maintain Profitability in the Future.

Our operating results historically have been difficult to predict and have at times significantly fluctuated from year to year due to a variety of factors, many of which are outside of our control.

During Fiscal 2017, the Company had revenues of approximately US$17,350,000, operating losses of approximately US$574,000, and losses before income tax of approximately US$564,000. The principal reason for the operating losses for Fiscal 2017 was decrease in revenue, and research and development costs incurred of approximately US$163,000. During Fiscal 2016, the Company had revenues of approximately US$22,478,000, operating losses of approximately US$670,000, and losses before income tax of approximately US$640,000. The principal reason for the operating losses for Fiscal 2016 was research and development costs of approximately US$475,000. During Fiscal 2015, the Company had revenues of approximately US$18,302,000, operating losses of approximately US$1,958,000, and losses before income tax of approximately US$1,904,000. The principal reason for the operating losses for Fiscal 2015 was a drop in sales revenue and gross margin from engineering activities.

As a result of these factors, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our operating expenses do not always vary directly with revenue and may be difficult to adjust in the short term. As a result, if revenue for a particular year or quarter is below our expectations, we may not be able to proportionately reduce operating expenses for that period, and therefore such a revenue shortfall would have a disproportionate effect on our operating results for that period.

Future Plans to Increase Revenue, Decrease Losses and Achieve Profitability are Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date, this effort has not been successful, but the Company plans to continue these economizing efforts. In addition, the Company has obtained formal certification  from China’s Classification Society (“CCS”) for and from the U.S. Coast Guard for use as an Alternate Management Systems (“AMS”) in U.S. waters for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS, as well as RS type approval (Russian Maritime Register) for its 300 Cubic Meters per hour BWTS. The Company also received an anti-explosion certificate from China National Quality Supervision and Test Centre for Explosion Protected Electrical Products for its BWTS in 2017.

During 2015, the Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu, and such goods were delivered in 2016. It also received an order for one set of P-300 BWTS for a scientific research ship from Russia in 2017. In addition, in 2018, it received a PRC government grant for port ballast solution. The Company is commencing a barge and port R&D product development project as part of its efforts to continue to be a pioneer of research and development for ballast water technology in Asia. The Company hopes to receive revenues from orders to retrofit and install its ballast water treatment process into ocean going vessels and is working on a number of sales quotations. However, the intake of retrofit orders may be affected by, among other things, the decision of International Maritime Organization (“IMO”), a specialized agency of the United Nations that serves as the global standard-setting authority for the safety, security and environmental performance of international shipping, to extend the phase-in period for ballast water system retrofits until September 2019, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers. There can be no assurance that the Company’s continued streamlining efforts, or that sales of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”) and Hach Company (“Hach”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2015, our sales revenue from trading activities slightly increased by approximately 5%. During Fiscal 2016, our sales revenue from trading activities increased by approximately 12%. During Fiscal 2017, our sales revenue from trading activities decreased by approximately 20%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2017, sales to our four largest customers amounted in the aggregate to approximately 27% of our total revenue. For the year ended December 31, 2016, sales to our three largest customers amounted in the aggregate to approximately 25% of our total revenue. For the year ended December 31, 2015, sales to our four largest customers amounted in the aggregate to approximately 33% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2017, 2016 and 2015, respectively, we had one, one, and two customers, respectively, that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Customer A	10%	13%	11%
Customer B	-	-	11%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

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

Being a Foreign Private Issuer Exempts Us from Certain SEC and NASDAQ Stock Market (“NASDAQ”) Requirements.

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

On September 20, 2011, the Company was notified by NASDAQ that it was not in compliance with NASDAQ’s listing maintenance rule for failing to have a bid price of at least US$1.00 per share for the prior thirty trading days. In January 2012, the Company effected a combination or reverse stock split of its issued Ordinary Shares, and thereafter, in February 2012, the Company received a letter from NASDAQ advising that it had regained compliance with NASDAQ’s maintenance listing requirements.

No assurance can be given that we will continue to meet applicable NASDAQ continued listing standards. Failure to meet applicable NASDAQ continued listing standards could result in a delisting of our common stock. A delisting of our common stock from NASDAQ could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities. See—“We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Over the past two years, the trading price of our Ordinary Shares has ranged from US$1.45 to US$5.65 per common share, and the last reported trading price on April 20, 2018 was US$2.45 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	changes in the general environment and the outlook of the segments in which we operate;

●	regulatory developments in the segments in which we operate;

●	actual or anticipated fluctuations in our half yearly or annual results of operations;

●	changes in financial estimates by securities research analysts;

●	negative market studies or reports;

●	changes in performance and valuation of our peer or comparable companies;

●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	changes in our senior management;

●	sales or anticipated sales of additional ordinary shares; and

●	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Ordinary Shares.

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2017 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2017. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2017 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

ITEM 4.       INFORMATION ON THE COMPANY

ITEM 4A.    HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized under the laws of the BVI on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited ("Far East"), a Hong Kong corporation involved in the distribution of advanced water treatment equipment. In March 1997, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and was the primary operational entity of the Company.

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

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating loss of approximately US$105,000 in Fiscal 2016 and US$137,000 in Fiscal 2017 and we plan to wind it down upon collection of outstanding account receivable.

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

Far East owns a 19.4% (2016:19.7%) equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue increased during Fiscal 2015, decreased during Fiscal 2016, and increased during Fiscal 2017 and net income has steadily increased during Fiscal 2015, 2016 and 2017. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive. At the first 2018 General Meeting of Blue Sky’s shareholders held on January 25, 2018, it was resolved that Blue Sky should sell all of its shareholding in its wholly-owned subsidiary, Zhejiang Tianlan Environmental Engineering and Design Company Limited (‘Blue Sky Engineering’) to two of Blue Sky’s shareholders, including the major shareholder. After the General Meeting, some shareholders and their representatives (including the Company) expressed opposition to the sale, based upon, among other things, the fact that Blue Sky Engineering holds an Engineering design Qualification Certificate (Class A) (the “Engineering Certificate”) in the PRC, and if disposed, Blue Sky would thereby be rendered unable to conduct any engineering design business. In light of such opposition, management of Blue Sky sought the views of its shareholders, who indicated preference for the termination of the disposal of Blue Sky Engineering. As a result, the secretary of Blue Sky’s board of directors has informed the Company that Blue Sky would consult the related professional parties and duly decide and resolve upon this matter in accordance with the law.

We have a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”). Jia Huan has been in the environmental protection business since 1969. Approximately 95% of Jia Huan’s business has historically been related to air pollution control and less than 5% has been related to water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are used as air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from exhaust stacks.

In Fiscal 2017, Blue Sky and Jia Huan made income contribution of approximately US$712,000 and US$119,000, respectively, to the Company. In Fiscal 2016, Blue Sky and Jia Huan made income contribution of approximately US$689,000 and US$313,000, respectively, to the Company. In Fiscal 2015, Blue Sky and Jia Huan made income contribution of approximately US$663,000 and US$187,000, respectively, to the Company.  China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Management believes such development in the Chinese government policy will benefit our business as well as those of these two affiliates.

On March 5, 2018, Far East entered into an Equity Transfer Agreement to sell its 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan, the wife of the holder of the remaining 80% equity stake of Jia Huan. The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities. The purchase price is required to be paid by the Purchaser within 15 days of obtaining the required approval and registration (the “Closing Date”). In accordance with the terms of the Agreement, the purchaser paid RMB1,000,000 to Far East, and the purchaser’s husband pledged 20% of his stake in Jia Huan as security for purchaser’s performance of her payment obligation. If the purchaser fails to perform her obligations as agreed herein, Far East shall have priority in receiving payment in accordance with laws by way of disposition, auction or sale of such pledged equities. Finally, the Purchaser’s husband and Jia Huan shall be jointly and severally liable for guaranteeing the Purchaser’s performance of her payment obligation under the Agreement, and the Purchaser's husband and Jia Huan have issued a separate letter of commitment to Far East to undertake such joint and several guarantee liability.

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai, Guangzhou, Chongqing, Xi´An, and Shenyang. The Company’s PRC trading subsidiaries are Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd.

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

During Fiscal 2015, there were slight increases in revenues from trading activities. Revenue from Pact-Yixing decreased in 2015, while Shanghai Environmental incurred an operating loss of US$558,000. In addition, we incurred research and development costs of approximately US$851,000 in 2015 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$1,084,000. This resulted in operating loss from engineering activities of approximately US$1,624,000.

During Fiscal 2016, there were increases in revenues from both trading and engineering activities. Revenue from Pact-Yixing increased significantly in 2016 to US$8,757,000, while Shanghai Environmental incurred an operating loss of US$105,000. In addition, we incurred research and development costs of approximately US$475,000 in 2016 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$104,000. This resulted in operating loss from engineering activities of approximately US$209,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

During Fiscal 2017, there were decreases in revenues from both trading and engineering activities. Revenue from Pact-Yixing decreased in 2017 to US$6,349,000, while Shanghai Environmental incurred an operating loss of US$137,000. In addition, we incurred research and development costs of approximately US$163,000 in 2017 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$169,000. This resulted in operating loss from engineering activities of approximately US$306,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

 Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong under a more productive operation. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that the Company believes is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. To date, our existing distribution network for these products has not been that effective, although in 2013 we received three engineering contracts from two foreign companies outside China and one company in China worth about US$ 2.3 million. Two of said contracts were completed in Fiscal 2013 and the remaining one contract was completed in Fiscal 2014. In 2016, we received a contract worth about US$ 6 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. This contract was completed in Fiscal 2017. We have been investing significant portion of our resources to developing our BWTS for the global market and feet positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies because of Pact-Yixing’s competitive prices and the high quality of its services, although no assurance can be given.

Our plans for the near term also include use of our “on-line” product sales (via www.yibaynet.com.cn) will allow us to continue to offer products at lower prices than our competitors. This website is not that effective at this moment.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. We have begun to promote our BWTS product that currently treats wastewater at a rate of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour.

We also anticipate that an additional US$300,000  in research and development costs will be expended on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, air and water testing equipment and monitoring equipment during Fiscal 2018.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits will start on September 8, 2019. Meanwhile, the Company is currently looking for strategic investors who are interested in providing financing for the application of the United States Coast Guard (“USCG”) Type Approval for its BWTS in order to enlarge is market coverage.

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

Product Distribution and Other Services

Scientific Instruments .  The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor ambient (i.e., atmospheric) air, and those which monitor pollution sources. The revenue from sales of air quality monitoring instruments is nominal as the Company has not been able to acquire a distributorship for air quality instruments from brand name manufactures that we believe engage in direct customer sales or rely on their existing distributors. Sample pre-treatment equipment is used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See – “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 67.5%, 75.0% and 64.7% of its revenues from the sale of scientific instruments during Fiscal 2017, 2016 and 2015, respectively.

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

The Company derived approximately 31.2%, 23.6% and 33.6% of revenues from the sale of Power Solutions and Process during Fiscal 2017, 2016 and 2015, respectively.

Technical Support.  The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.3%, 1.4% and 1.7% of its revenues from technical support operations during Fiscal 2017, 2016 and 2015, respectively.

Customers.  During Fiscal 2017, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Environmental Protection Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. The Company does not believe that any single customer is material to its operations.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and received orders of 14 sets in 2017 (sold 9 sets in 2016). The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company is now one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We have also applied for patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in trade shows like Marintec China in Shanghai in last December. Although the regulation is not enforced now, we are getting market awareness of our product application. Shanghai Euro Tech Limited achieved its economic breakeven point in Fiscal 2014.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford and Hach, which are the Company’s largest suppliers, with purchases from them accounting for approximately 39%,   11% and 6%, during Fiscal 2015, 63%, 7% and 5% during fiscal 2016, and 45%, 10% and 9% during Fiscal 2017, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements with Hach. The Company has an Agreement with Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which is valid until March 31, 2019. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”) which replaces Ministry of Environmental Protection (“MEP”) after the 13th National People’s Congress held in March 2018. The new streamlined ministry is a sign of China’s upgraded dedication to the task of improving its environment in 2015 (latest number we can get), there were 2810 monitoring centers in China. In the 19th Five-Year Program (2016-2020), MEE launched three major campaigns of prevention and control of environment. They are Action Plans for Air Pollution Control, Water Pollution and Soil Pollution. Special action had been taken at Beijing-Tianjin-Hebei region and Yangtze River economic belt for air and water respectively. Major indicators to assess air quality are SO2, NOX, PM10 & PM2.5. Indicators for water are COD, petroleum oil, Total Nitrogen, Total Phosphorus, ammonia nitrogen. We are making these instruments. MEP had already rolled out soil pollution action plan in 2016. In-depth investigation on soil environment quality, building monitoring network and improvement of soil quality information management are ongoing. The government’s goal is to have 90% of safe utilization of polluted farmland. Now the government is outsourcing the tests to commercial testing labs. Heavy metals and organic pollutants are being analyzed. Our concentrator automates evaporation and improve data quality for organic analysis. There can be no assurance that the agencies will continue to use the Company’s products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

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

During Fiscal 2017, 2016 and 2015, the Company’s gross profit margins were approximately 25%, 22% and 22%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its representative PRC offices located in Beijing, and its wholly-owned trading/retail companies and their representative offices in Shanghai, Chongqing, Guangzhou and Shenyang. During Fiscal 2015, the Company had a marketing and sales force of  26 people who are paid a salary plus a sales-based commission. During Fiscal 2016, the Company had a marketing and sales force of 21 people who are paid a salary plus a sales-based commission.  During Fiscal 2017, the Company had a marketing and sales force of 16 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications. We will continue to consolidate our operations by closing companies and offices that do not appear to be contributing to the Company.

Our remaining sales subsidiaries are located in: Shanghai, Chongqing, Guangzhou and Xi’an. We are now closing Xi’an subsidiary.

Our remaining representative office is located in: Beijing and Shenyang. The representative office in Beijing is a liaison office of Far East, and the representative office in Shenyang is a sales office of Shanghai Euro Tech Limited while the sales subsidiaries are actually engaged in sales of the Company's products and assisting customers in the use of our products.

Litigation

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Shanghai Euro Tech Environmental Engineering Company Limited (“Shanghai Environmental”), our wholly-owned subsidiary, filed a civil action claim in the Baise Intermediate People’s Court of Guangxi Zhaung Autonomous Region against GuangXi Tiandong Industrial Investment Development Co., Ltd., for outstanding accounts receivable debts of approximately of US$416,000. The litigation has not been concluded.

ITEM 4C.     ORGANIZATIONAL STRUCTURE

Euro Tech Holdings Company Limited was incorporated in the British Virgin Islands on September 30, 1996.

Far East is the principal operating subsidiary of the Company.  It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the PRC.

Details of the Company’s current significant subsidiaries are summarized as follows:

Name	Percentage of equity ownership	Place of incorporation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jiahuan Electronic Co. Ltd.(1)	20%	PRC	Design and manufacturing of automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

 (1) On March 5, 2018, we entered into an Equity Transfer Agreement to sell our 20% equity stake of Jia Huan. The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities. For a complete description of the terms of the Agreement, see “Item 4A. History And Development of the Company.”

ITEM 4D.     PROPERTY, PLANT AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2017 were approximately US$324,000. Future minimum rental payments as of December 31, 2017, under the agreements classified as operating leases with non-cancellable terms amounted to US$193,000, of which US$157,000 are payable in the year 2018 and US$36,000 are payable within years 2019 to 2023.

The Company maintains an executive office at Unit C and D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2019 with a monthly rental payment of approximately US$7,282. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

The Company owns approximately 1,200 square feet of space in a building in Hong Kong. This property is now vacant, and the Company is looking to let it to a third party.

The Company’s two representative offices are rented by the Company pursuant to short-term leases with an aggregate rent of approximately US$996 per month.

Euro Tech Trading (Shanghai) Limited has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,042. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$3,608. Shanghai Euro Tech Environmental Engineering Company Limited's premises are also rented pursuant to a short term lease for a monthly rent of approximately US$1,048.

  Yixing occupies a 700 square meter facility in Shanghai, pursuant to a three year lease expiring in January 2020, providing for a monthly rent of approximately US$12,981.

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

ITEM 5A.    OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2015	51%	48%
2016	47%	52%
2017	45%	53%

Sales to customers situated in Macau and elsewhere through Fiscal 2017 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong.  Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 15% in Fiscal 2015 as compared with Fiscal 2014. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 4% in Fiscal 2016 as compared with Fiscal 2015. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 1% in Fiscal 2017 as compared with Fiscal 2016.  See – Item 3D. “Key Information — Risk Factors.”

PRC.  The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 8% in Fiscal 2014 as compared with Fiscal 2013. The decrease was primarily due to a decrease in engineering revenues from the PRC as a result of competition from companies offering similar services, which we believe to be of lower quality than our services, at lower prices. Sales in the PRC, expressed as a percentage of total revenue, decreased by 4% in Fiscal 2016 as compared with Fiscal 2015. The decrease was primarily due to the fact that the increase in sales in PRC were less than the overall increase in sales of the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2017 as compared with Fiscal 2016. The decrease was primarily due to a decrease in engineering revenue in PRC. See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2017		2016		2015		2014		2013
Revenue	17,350	100%	22,478	100%	18,302	100%	18,822	100%	18,602	100%
Cost of revenue	12,937	74.6%	17,527	78.0%	14,259	77.9%	13,991	74.3%	13,138	70.6%
Gross Profit	4,413	25.4%	4,951	22.0%	4,043	22.1%	4,831	25.7%	5,464	29.4%
Selling and administrative expenses	4,976	28.7%	5,602	24.9%	5,997	32.8%	5,802	30.8%	5,719	30.7%
Loss before income Taxes	(564)	-3.3%	(640)	-2.8%	(1,904)	-10.4%	(879)	-4.7%	(157)	-0.8%
Income taxes (expense)/credit	(28)	-0.2%	(228)	-1.0%	47	0.3%	(18)	-0.1%	(73)	-0.4%
Equity in income of Affiliates	831	4.8%	1,002	4.5%	850	4.6%	605	3.2%	325	1.7%
Net income/(loss)	367	2.1%	158	0.7%	(1,007)	-5.5%	(292)	-1.6%	95	0.5%
Net loss/(income) attributable to Non-controlling interest	106	0.6%	73	0.3%	391	2.1%	169	0.9%	(113)	-0.6%
Net income/(loss) attributable to the Company	473	2.7%	231	1.0%	(616)	-3.4%	(123)	-0.7%	(18)	-0.1%

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$5,128,000 or 22.8% to approximately US$17,350,000 in Fiscal 2017 from approximately US$22,478,000 in Fiscal 2016. Revenue from trading and manufacturing activities and engineering activities decreased by approximately US$2,720,000 and US$2,408,000, respectively. The decrease in revenues from trading and manufacturing activities was principally due to drop in big system sales. The decrease in revenues from engineering activities was principally because there was a big contract from a foreign mobile phone company received in Fiscal 2016. Pact-Yixing’s revenues of approximately US$6,349,000 and US$8,757,000 were included in our revenues in Fiscal 2017 and Fiscal 2016, respectively.

Gross profits decreased by approximately US$538,000 or 10.9% to approximately US$4,413,000 for Fiscal 2017 as compared to approximately US$4,951,000 for Fiscal 2016.   During Fiscal 2017, the Company’s cost of revenue was approximately US$12,937,000 or 74.6% of revenues, in comparison to approximately US$17,527,000 or 78.0% for Fiscal 2016. Cost of revenue expressed as a percentage of revenue decreased by 3.4% in Fiscal 2017 as compared with Fiscal 2016. This change was principally due to drop in trading activities of big system sales which were of lower gross margin. Pact-Yixing contributed approximately US$1,975,000 to our gross profit in Fiscal 2017, a decrease of approximately US$601,000 from Fiscal 2016.

Selling and Administrative Expenses.  Selling and administrative expenses were approximately US$4,976,000 in Fiscal 2017, a decrease of approximately US $626,000 or 11.2% from approximately US$5,602,000 in Fiscal 2016. The decrease was largely due to tight control over overheads spent. The research and development expenses decreased from approximately US$475,000 in Fiscal 2016 to approximately US$163,000 in Fiscal 2017.

Equity in Income of Affiliates. Equity in income of affiliates was approximately US$831,000 in Fiscal 2017, a decrease of approximately US$171,000 or 17.1% from approximately US$1,002,000 in Fiscal 2016 because of decrease in contribution for Jia Huan.

Interest Income.  Interest income in Fiscal 2017 was approximately US$24,000 as compared to approximately US$18,000 in Fiscal 2016.

Other (losses)/income. Other income decreased by approximately US$19,000 to approximately US$(14,000) in Fiscal 2017 from approximately US$5,000 in Fiscal 2016. The decrease in other income was principally due to decrease in rental income of US$48,000 as one property was vacant during Fiscal 2017.

Income Taxes.  Tax expenses of approximately US$28,000 in Fiscal 2017 as compared to approximately US$228,000 in Fiscal 2016. This change was primarily the result of a decrease in net taxable income for Fiscal 2017.

Net Income.  Profit from continuing operations was approximately US$473,000 in Fiscal 2017 as compared to approximately US$231,000 in Fiscal 2016. This change was primarily due to decrease in operating loss and income taxes.

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

ITEM 5B.     LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2017 and Fiscal 2016 were approximately US$2,986,000 and US$3,101,000, respectively.

As of December 31, 2017, we had approximately US$3,380,000 in cash and cash equivalents, compared to approximately US$3,751,000 in cash and cash equivalents as of December 31, 2016. Net cash provided by / (used in) operating activities was US$652,000 for the year ended December 31, 2017 as compared to US$153,000 for the year ended December 31, 2016 and (US$2,972,000) for the year ended December 31, 2015. Net cash provided by investing activities was US$272,000, US$199,000 and US$271,000 for the years ended December 31, 2017, 2016 and 2015, respectively. Net cash (used in)/provided by financing activities was (US$623,000) for the year ended December 31, 2017 as a result of repayment of bank borrowings related to finance trade purchases, as compared to US$720,000 for the year ended December 31, 2016 and (US$20,000) for the year ended December 31, 2015.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$897,000 at December 31, 2017. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$3,751,000 at the end of Fiscal 2016 to US$3,380,000 at the end of Fiscal 2017. The principal reason for the decrease in cash was net cash outflow for financing activities.

The Company’s accounts receivable, net decreased from approximately US$4,393,000 at the end of Fiscal 2016 to US$3,808,000 at the end of Fiscal 2017. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories, net increased from approximately US$344,000 at the end of Fiscal 2016 to US$496,000 at the end of Fiscal 2017.

The Company’s capital expenditures were approximately US$18,000 and US$60,000 in Fiscal 2017 and Fiscal 2016, respectively. Capital expenditures during Fiscal 2017 and Fiscal 2016 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2017, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

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

Critical Accounting Policies and Estimate

Basis of Consolidation

The consolidated financial statements include the financial statements of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”). The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, are included in the consolidated financial statements, if applicable. All material intercompany balances and transactions have been eliminated on consolidation.

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

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than controlling interests, are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Group, was eliminated. The Group also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

In accordance with ASC Topic 323-10-40-1, a change in the Group's proportionate  share of an investee's equity, resulting from issuance of shares by the investee to third parties, is accounted for as if the Group had sold  a proportionate share of its investment. Any gain or loss resulting from an investee's share issuance is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-that-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During the years ended December 31, 2017 and 2016, no impairment was identified.

Revenue Recognition

The Group’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is a persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In case where delivery has occurred but the required installation has not been performed, the Group does not recognize the revenues until the installation is completed.

The Group’s revenues are recognized as follows:

1.
Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

2.
Revenues and profits in long term fixed price contracts or engineering income are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. This approach primarily is based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, engineering contract revenues are recognised using the completed contract method.

Taxation

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised.

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognises interest and/or penalties, if any, related to income tax matters in income tax expense (Nil for the years ended December 31, 2017, 2016 and 2015). The Group did not have such uncertain tax positions in 2017, 2016 and 2015. The Group is subject to examination of tax authorities in the United States of America (open for audit for 2015 to 2017), Hong Kong (open for audit for 2011 to 2017) and PRC (open for audit for 2015 to 2017).

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the consolidated statements of operations and comprehensive income / (loss) for the period that includes the enactment date.

Impairment for long lived assets

The Group adheres to FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the fair value and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured by the excess of carrying value over fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to its estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years in the period ended December 31, 2017.

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

Foreign Currency Translation

The Company maintains its books and records in United States dollars. Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”). Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations and comprehensive income / (loss) during the year in which they occur. Translation adjustments on subsidiaries’ equity are included as accumulated comprehensive income or loss.

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

Related Parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, "Revenue from Contracts with Customers", also known as the "New Revenue Standard". This update is the result of a collaborative effort by the FASB and the International Accounting Standards Board to simplify revenue recognition guidance, remove inconsistencies in the application of revenue recognition, and to improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive for those goods or services. The New Revenue Standard is applied through the following five-step process:

1. Identify the contract(s) with a customer.
2. Identify the performance obligation in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, this update is effective for annual and interim reporting periods beginning after December 15, 2017 with early adoption permitted. This standard can be applied on either a retrospective or modified retrospective approach. Since May, 2014, a number of ASU's have been issued which further refine the original guidance issued under ASU 2014-09 and are effective in conjunction with this original standard.

The Group established an implementation approach to assess the impact of the new revenue guidance on its operations, consolidated financial statements and related disclosures. This assessment included (1) performing contract analyses for each revenue stream identified, (2) assessing the noted differences in recognition and measurement that may result from adopting this new standard, (3) performing detailed analyses of contracts with large customers, and (4) performing transaction level testing for consistency with contract provisions that affect revenue recognition. The Group evaluated the potential impacts of the new standard on its existing revenue recognition policies and procedures during the fiscal year ended December 31, 2017, and determined that the Group’s performance obligations are met at goods/service delivery point, with no other material obligations. The Group further determined that its warranty terms are consistent. The Group also determined that there were no incremental disaggregated revenue disclosures required in our consolidated financial statements. Based on the results of the evaluation, adoption of the new standard will not have a material impact on our consolidated financial statements. The New Revenue Standard became effective for us on January 1, 2018 and was applied on a retrospective basis, with no cumulative effect of adoption to any of the consolidated financial statement line items.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities (Topic 825)". ASU 2016-01 revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 requires the change in fair value of many equity investments to be recognized in net income. ASU 2016-01 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adopting ASU 2016-01 will result in a cumulative effect adjustment to the Group's retained earnings as of the beginning of the year of adoption. The Group does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements because there are no material investments in certain equity investments and financial liabilities measured at fair value.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods and is to be applied utilizing a modified retrospective approach. The Group does not expect the adoption of ASU 2016-02 to have a material impact on its consolidated financial statements because there are no material operating leases.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments:, which is effective for fiscal years beginning after December 15, 2019. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The Group does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements because there are no material expected credit losses for financial assets, no available-for-sale debt securities and no purchased financial assets with credit deterioration.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows – (Topic 230): Classification of Certain Cash Receipts and Cash Payments". ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. Early application is permitted. The Group does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements because for distributions received from equity method Investees, it is already using the nature of the distribution approach.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which is effective for fiscal years beginning after December 15, 2017. These amendments s require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Group adopted ASU 2016-18 effective January 1, 2017. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which is effective for fiscal years beginning after December 15, 2017. These amendments clarify the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made.

In January 2017, the "FASB" issued ASU 2017-04, "Intangibles – Goodwill and Other – (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 simplifies the accounting for goodwill impairment by removing the requirement to calculate the implied fair value. Instead, it requires that an entity records an impairment charge based on the excess of a reporting unit's carrying amount over its fair value. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made and goodwill to be derived.

In March 2017, the FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which is effective for fiscal years beginning after December 15, 2017. The amendments apply to all entities that offer employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715, Compensation — Retirement Benefits. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments also allow only the service cost component to be eligible for capitalization when applicable (e.g., as a cost of internally manufactured inventory or a self-constructed asset). The Group does not expect the adoption of ASU 2017-07 to have a material impact on its consolidated financial statements because no material employees defined benefit pension plans.

No other new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the consolidated financial statements.

ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During Fiscal 2017, 2016 and 2015, the Company expensed approximately US$163,000, US$475,000 and US$852,000, respectively, on the research and development of its products.

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

ITEM 5E.     OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 5F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments Due By Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	US$193,000	US$157,000	US$36,000	—	—

Total Contractual Cash Obligations	US$193,000	US$157,000	US$36,000	—	—

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.    DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position

T.C. Leung	74	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	59	Director and Chief Financial Officer

Alex Sham	54	Director

Y.K. Liang	88	Director

Fu Ming Chen	69	Director

Janet Cheang	62	Director

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

Y.K. Liang  has been a Director of the Company since February 1998. Mr. Liang was a director of Wong Liang Consultants Ltd. (“Consultants”) and a member of the certified public accounting firm of Y.K. Liang & Co. (“LCO”). Mr. Liang has been a director of Sammy Lau CPA Limited for more than the past six years. Consultants is a general business consulting firm.

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

Janet Cheang has been a Director of the Company since July 11,2017. She is currently director of Metta Fine Arts Ltd. an online art gallery specializing in the promotion and trading of contemporary arts. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of CultureTainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

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

Key Employees

George Hayek, Managing Director. He is the founder of Pact-Yixing and is a civil engineer (1967) and post-graduate certificate holder in sanitary engineering and environmental management from the American University of Beirut and the University of California at Irvine (in 1971 and 1988, respectively). Since 1971, he has occupied several key posts in water and waste-water treatment companies in the USA, the UK, Spain, Cyprus, The Middle East, Southeast Asia and the PRC. From 1998 to now, he has been the managing director of Pact-Yixing. His international experience helped Pact in securing most of the contracts with European and American multinational industries in the PRC.

David YL Leung  is the General Manager of Yixing Pact Environmental Technology Co., Ltd, Shanghai. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, he was the Business Development Manager of Far East, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010). Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman of the Board.

ITEM 6B.     COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2017, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$194,000 (2016: US$ 195,000, 2015: US$ 191,000), Jerry Wong, Chief Financial Officer received a yearly salary of US$108,000 (2016: US$ 108,000, 2015: US$ 103,000) and George Hayek, a Key Employee of Yixing, received a yearly salary of US$62,000 (2016: US$ 66,000, 2015: US$ 95,000). David YL Leung, a Key Employee of Yixing receives an annual salary of US$131,000 (2016: US$ 130,000, 2015: US$ 138,000) and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2017 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$ 100,000 as compensation during Fiscal 2017.

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

Pension Plan.  Prior to December 1, 2000, Far East had only one defined contribution pension plan for all its Hong Kong employees. Under this plan, all employees were entitled to pension benefits equal to their own contributions 50% to 100% of individual fund account balances contributed by Far East, depending on their years of service with Far East. Far East was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, Far East and its employees who joined Far East subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund Schemes Ordinance. Contributions of both Far East and its employees are subject to a cap of monthly relevant income of HK$25,000 or HK$30,000 (effective from June 1, 2014) and thereafter contributions are voluntary and are not subject to any limitation. Far East and its employees made their first contributions in December 2000.

As stipulated by the rules and regulations in the PRC, the PRC subsidiaries contribute to state-sponsored retirement plans for its employees in the PRC. PRC subsidiaries' contribution range from 14% to 20% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2017, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$281,000.

Company's Stock Option Plan.

Effective on November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing-Pact, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.44 per share. The exercise price was determined by the average closing price of the Company’s Ordinary Shares as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

Changes in outstanding stock option under plan mentioned above were as follows:

	As of December 31,
	2017		2016		2015
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	-	-	20,692	3.44	20,692	3.44
Cancelled	-	-	(20,692)	(3.44)	-	-

Outstanding, end of year	-	-	-	-	20,692	3.44

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2017, there were no options outstanding.

ITEM 6C.     BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. One director was appointed in July 2017 to fill the vacancy created by a former director’s resignation.  All of the Company’s six directors were re-elected at the Company’s last annual meeting of shareholders in October 2017. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had two meetings of its Board of Directors during Fiscal 2017, while its Audit Committee had three meetings during Fiscal 2017.

The Audit Committee assists the Board in monitoring the Company’s financial accounting, internal controls, planning and reporting. Among its duties, the Audit Committee:

●	reviews the Company’s auditing, accounting and financial reporting process;

●	reviews the adequacy of the Company’s internal controls;

●
reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

●	reviews and approves all non-audit work, if any, to be performed by the auditors;

●	reviews the adequacy of the organizational structure;

●
reviews, before release, the audited consolidated financial statements and operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval;

●	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, and the Board of Directors;

●	reviews and updates the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce the same and that this Code complies with all applicable rules and regulations;

●	ensures that the Company’s management and auditors assess current financial reporting issues and practices; and

●	reviews and pre-approves both audit and non-audit services to be provided by the Company’s auditors.

The Audit Committee is currently composed of Y.K. Liang, Janet Cheang and Fu Ming Chen. The Audit Committee’s “financial expert” is Y.K. Liang. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

ITEM 6D.    EMPLOYEES

At April 20, 2018, the Company (exclusive of Yixing-Pact) had approximately 59 full-time employees. At December 31, 2017, 2016 and 2015, staffing levels were approximately as follows:

	2017	2016	2015
Marketing and sales	16	21	26
Administrative	27	28	30
Technical	16	16	19
Total full time employees	59	65	75

At April 20, 2018, Pact-Yixing had approximately 38 full-time employees.  As of December 31, 2017, 2016 and 2015, respectively, staffing levels were approximately as follows: Engineers - 30, 41 and 41; Administrative Persons - 8, 8 and 8.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

ITEM 6E.     SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Items 7 “Major Shareholders” and 7B. “Related Party Transactions.”

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.    MAJOR SHAREHOLDERS

The following table sets forth, as of April 20, 2018, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group. Based upon 2,061,909 shares of the Company’s Ordinary Shares outstanding as of April 20, 2018.  The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned

T.C. Leung (1)	1,059,924	51.4%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Fu Ming Chen(1)	*	*

Janet Cheang(1)	*	*

All Executive Officers And Directors of the Company as a group (6 persons)	1,148,512	55.7%

* Denotes Nil

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.

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

ITEM 8B.     SIGNIFICANT CHANGES

There has not been any significant change since the date of the annual consolidated financial statements included in this Report.

ITEM 9.      THE OFFERING AND LISTING

ITEM 9A.    LISTING DETAILS

The Company has one class of securities presently registered: Ordinary Shares. These securities are presently traded on the NASDAQ’s Capital Market under the trading symbols “CLWT”.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$
2013	2.40	6.75
2014	2.56	6.24
2015	2.04	4.41
2016	1.46	4.43
2017	2.70	5.65

Quarters Ended	Low	High
	US$	US$
March 31, 2016	3.01	3.17
June 30, 2016	1.45	3.99
September 30, 2016	2.07	4.43
December 31, 2016	2.28	4.08
March 31, 2017	3.35	4.15
June 30, 2017	2.70	4.50
September 30, 2017	2.75	3.50
December 31, 2017	3.15	5.65

The Following Months	Low	High
	US$	US$
October 2017	3.15	3.90
November 2017	3.20	5.65
December 2017	3.20	4.15
January 2018	3.30	4.45
February 2018	2.55	3.49
March 2018	2.50	4.15

Based upon information received from its transfer agent, the Company believes that it has approximately 35 shareholders of record including 905 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

ITEM 9C.    MARKETS

See – Item 9A. “Listing Details.”

ITEM 10.     ADDITIONAL INFORMATION

ITEM 10B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

On January 1, 2005, the BVI Business Companies Act, as amended, (the “BC ACT”) came into force, with the objective of replacing the now repealed International Business Companies Act ( the “IBC” Act ) over a 2 year transitional period. The Company was incorporated under the IBC Act, on January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”. The Transitional Provisions ensure that well established and recognized concepts from the IBC Act, such as “ authorized capital:, “capital accounts” and “surplus accounts , remain relevant until such time as that company elects to adopt and register a New Memorandum and Articles of Association that fully conform with the BC Act. In November 2011 and January 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 and January 30, 2012 that became as of filing with the BVI authorities to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company’s charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company’s accounting treatment of share capital need not change. Changes in the Company’s Amended and Restated Memorandum are summarized in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6,2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. Set forth below is a summary of certain terms of the Amended and Restated Memorandum and Articles of Association and the BC Act relating to the Company’s securities. This description and the descriptions contained in the Forms 6-K incorporated by reference does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

Any action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by written electronic communication by a majority or greater number of shares entitled to vote, without the need for any notice, but if not an unanimous writing, a copy of such resolution shall be sent to all non-consenting shareholders.

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

ITEM 10C.  MATERIAL CONTRACTS

Except as described below, during the two years period prior to the filing of this Report, the Company did not enter into any material contracts.

On March 5, 2018, we entered into an Equity Transfer Agreement to sell our 20% equity stake of Jia Huan. The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities. For a complete description of the terms of the Agreement, see “Item 4A. History And Development of the Company.”

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

ITEM 10E.  TAXATION

BVI

The Company and Pact Asia Pacific Limited are exempted from taxation in the BVI.

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2017 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% in 2017 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2017, ETTS had an assessable loss carried forward of US$703,650 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2017. As of December 31, 2017, SET had an assessable loss carried forward of US$254,265 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25% in 2017. As of December 31, 2017, SETEE had an assessable loss carried forward of US$895,579 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25% in 2017, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Yixing-Pact Environmental Technology Co., Ltd is registered in Shanghai as a Foreign Owned Enterprise that is entitled to Enterprise Income Tax rate of 25% in 2017.

Variable Interest Entity ("VIE") of the Group provide for PRC Enterprise Income Tax at a rate of 25% in 2017, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East's subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.5 million at December 31, 2017 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory tax rates and at the effective income tax rates are as follows:

	2017	2016	2015
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(94)	(136)	(177)
Change in valuation allowances	120	350	455
Under-provision for income tax in prior years	-	-	(69)
Non deductible expenses	2	14	(256)
Total provision/(credit) for income tax at effective tax rate	28	228	(47)

PRC statutory reserves.

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries can also appropriate certain amount of their net income to the enterprise expansion fund.

(i) Statutory reserve fund.

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of its net income to the statutory reserve fund until such fund reaches 50% of its registered capital. The statutory reserve fund can be utilized upon the approval by the relevant authorities, to offset accumulated losses or to increase its registered capital, provided that such fund is maintained at a minimum of 25% of its registered capital.

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,520,000 as at December 31, 2017.

(ii) Statutory staff welfare fund.

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of its respective net income to the statutory staff welfare funds determined by it. The statutory staff welfare funds can only be used to provide staff welfare facilities and other collective benefits to their employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii) Enterprise expansion fund.

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilized upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund is maintained at a minimum of 25% of it’s registered capital.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2017 or any future calendar years.

If we are determined to be a PFIC for any taxable year, a U. S. Holder could be treated as owning a proportionate share of some of our subsidiaries and, in the absence of certain elections, will subject to special rules that will have a penalizing effect on certain “excess distributions” (as defined).

A U.S Holder that holds our Ordinary Shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC.  If you make a valid deemed sale election with respect to your Ordinary Shares, you will be treated as having sold all of your Ordinary Shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such Ordinary Shares will no longer be treated as PFIC stock.  You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC.  Your basis in the Ordinary Shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2017. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

To facilitate the combination, Company changed the par value of its Ordinary Shares from US$0.01 per share to no par value.

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2017.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

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

Our Audit Committee is comprised of Messrs. Y.K. Liang, Janet Cheang, and Fu Ming Chen. Our board of directors has determined Mr. Y.K. Liang as an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has also determined both Janet Cheang and Fu Ming Chen are independent directors as defined in Rule 10A-3 of the Exchange Act and the NASDAQ listing rules.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited and Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K. F. Chan & Co.) who were the principal external auditors for fiscal years 2017 and 2016, respectively.

	For the Year Ended December 31
	2017	2016
	US$	US$
Audit fees(1)	150,000	121,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2017 and 2016, respectively.

(3)	“Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS

The Company is a “Controlled Company” as defined in NASDAQ’s corporate governance rules as a majority of our shares are owned by a “control person” T.C. Leung who has disclosed his “control person” status in his filings with the Commission. So long as that “controlled company” status remains in effect, the Company will be exempt from certain of NASDAQ corporate governance rules that, including among other things, would require: (a) a majority of our directors be independent; (b) the compensation of our chief executive officer be determined or recommended by independent directors; and (c) director nominations be determined or recommended by independent directors.

The Company believes it is in compliance with NASDAQ’s corporate governance rules as in effect and intends to comply with the changes to said rules no later than the date that they become effective.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On January 25, 2018, our principal independent registered public accounting firm, Centurion ZD CPA Limited (“Centurion”), resigned from its engagement, effective immediately.

On January 26, 2018, the Company engaged Union Power HK CPA Limited. (“UP Hong Kong”) to serve as the new independent registered public accounting firm for the Company and its subsidiaries.  The decision to engage UP Hong Kong as the Company’s principal independent registered public accounting firm was approved by the Audit Committee of the Company on January 26, 2018.

The reports of Centurion on our consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2015 and 2016, and in the subsequent interim periods through January 25, 2018, there were no disagreements with Centurion on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Centurion, would have caused Centurion to make reference to the matter in its report.

PART III

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Euro Tech Holdings Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2017 and 2016 Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015
Notes to the Consolidated Financial Statements

Zhejiang Tianlan Environmental Protection Technology Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2017 and 2016 Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015
Notes to the Consolidated Financial Statements

Zhejiang Jiahuan Electronic Co., Ltd.
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2017 and 2016
Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015
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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

May 14, 2018	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

Consolidated Financial Statements as of December 31, 2017

Page
Reports of Independent Registered Public Accounting Firm	F-2 to F-3
Consolidated Balance Sheets As Of December 31, 2017 and 2016	F-4
Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2017, 2016 and 2015	F-5 to F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015	F-7
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015	F-8
Notes to the Consolidated Financial Statements	F-9 to F-38

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2017, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with the accounting principles generally accepted in the United States of America.

Basis for opinion

This consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in this consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited
Union Power HK CPA Limited (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 14, 2018

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated balance sheet of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016, and the related consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows for each of the years in the two-years period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2016 and the consolidated results of their operations and their cash flows for each of the years in the two-years period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)
Certified Public Accountants
Hong Kong, April 26, 2017

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	Note	2017	2016
		US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents		3,380	3,751
Restricted cash	2(h)	1,072	284
Accounts receivable, net	6	3,808	4,393
Prepayments and other current assets	7	860	815
Inventories, net	8	496	344
Total current assets		9,616	9,587

Property, plant and equipment, net	9 & 21(iii)	734	771

Interests in affiliates	10	12,158	11,489

Goodwill	13	1,071	1,071

Deferred tax assets	4	158	186

Total non-current assets		14,121	13.517

Total assets		23,737	23,104

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable		3,680	3,173
Bank borrowings		97	720
Other payables and accrued expenses	11	2,721	2,258
Taxes payable		132	335
Total current liabilities		6,630	6,486

Commitments and contingencies	20
Shareholders’ equity:
Ordinary share, 20,000,000 (2016: 20,000,000) shares authorized; 2,229,609 (2016: 2,229,609) shares issued	12	123	123
Additional paid-in capital		9,551	9,551
Treasury stock, 167,700 shares at cost as of December 31, 2017 and 2016, respectively	14	(786)	(786)
PRC statutory reserves	15	352	352
Accumulated other comprehensive income		918	857
Retained earnings		5,811	5,338
Equity attributable to shareholders of Euro Tech		15,969	15,435
Non-controlling interest		1,138	1,183
Total shareholders’ equity		17,107	16,618

Total liabilities and shareholders’ equity		23,737	23,104

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		US$’000	US$’000	US$’000
Revenues
Trading and manufacturing		11,001	13,721	12,256
Engineering		6,349	8,757	6,046
Total revenues	21(i) & (ii)	17,350	22,478	18,302

Cost of revenues
Trading and manufacturing		(8,563)	(11,331)	(9,577)
Engineering		(4,374)	(6,196)	(4,682)
Total cost of revenues		(12,937)	(17,527)	(14,259)
Gross profit		4,413	4,951	4,043

Finance costs		(11)	(19)	(4)
Selling and administrative expenses		(4,976)	(5,602)	(5,997)
Operating loss		(574)	(670)	(1,958)
Interest income		24	18	45
Other (losses) / income, net	3	(14)	5	9
Gain on disposal of property, plant and equipment		-	7	-
Loss before income taxes, equity in income of affiliates and non-controlling interests		(564)	(640)	(1,904)

Income taxes (expense) / credit	4	(28)	(228)	47

Net gain on deemed disposal of affiliate		128	24	-
Equity in income of affiliates		831	1,002	850
Net profit / (loss) for the year		367	158	(1,007)

Add: net loss attributable to non-controlling interest		106	73	391
Net profit / (loss) attributable to the Company		473	231	(616)
Other comprehensive income / (loss)
Net profit / (loss)		367	158	(1,007)
Foreign exchange translation adjustments		122	4	(63)
Comprehensive income / (loss)		489	162	(1,070)
Add: Comprehensive loss attributable to non-controlling interest		45	127	477
Comprehensive income / (loss) attributable to the Company		534	289	(593)

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		US$’000	US$’000	US$’000
Net income / (loss) per ordinary share
- Basic		$US0.23	$US0.11	$(US0.30)
- Diluted		$US0.23	$US0.11	$(US0.30)
Weighted average number of ordinary shares outstanding
- Basic	5	2,061,909	2,061,909	2,063,738
- Diluted	5	2,061,909	2,061,909	2,063,738

* Due to the anti-anti-dilutive effect of the net loss incurred for the year ended December 31, 2015, basic and diluted loss per ordinary share are the same.

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income / (loss)	473	231	(616)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	61	55	56
Gain on disposal of property, plant and equipment	-	(7)	-
Net gain on deemed disposal of affiliate	(128)	(24)	-
Stock-based compensation expenses	-	-	16
Non-controlling interest in (loss) of subsidiaries	(106)	(73)	(391)
Equity in profit of affiliates	(831)	(1,002)	(850)
Deferred tax assets	28	16	25
Decrease / (increase) in current assets:
Accounts receivable, net	585	107	(232)
Prepayments and other current assets	(45)	(315)	89
Inventories	(152)	213	(14)
Increase / (decrease) in current liabilities:
Accounts payable	507	119	(507)
Other payables and accrued expenses	463	632	(475)
Taxes payable	(203)	201	(73)
Net cash provided by / (used in) operating activities	652	153	(2,972)
Cash flows from investing activities:
Purchase of property, plant and equipment	(18)	(60)	(21)
Proceeds on disposal of property, plant and equipment	-	10	-
Dividend received from affiliates	290	249	292
Net cash provided by investing activities	272	199	271
Cash flows from financing activities:
(Decrease) / increase in bank borrowings	(623)	720	-
Purchase of treasury stock	-	-	(20)
Net cash (used in) / provided by financing activities	(623)	720	(20)
Effect of exchange rate changes on cash and cash equivalents	116	8	(60)

Net increase / (decrease) in cash and cash equivalents and restricted cash	417	1,080	(2,781)
Cash, cash equivalents and restricted cash, beginning of year	4,035	2,955	5,736
Cash, cash equivalents and restricted cash, end of year	4,452	4,035	2,955

Cash Breakdown	3,380	3,751	2,480
Cash and cash equivalents	1,072	284	475
Restricted cash	4,452	4,035	2,955

	US$’000	US$’000	US$’000
Supplemental disclosure of cash flow information:
Income taxes paid	203	70	1
Interest Paid	11	13	4
Supplemental disclosure of noncash activities:
Net gain on deemed disposal of affiliate	128	24	-

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2015	2,229,609	123	9,535	(766)	776	315	5,760	1,787	17,530
Net loss	-	-	-	-	-	-	(616)	(391)	(1,007)
Purchase 7,314 shares of treasury stock	-	-	-	(20)	-	-	-	-	(20)
Other comprehensive income / (loss): Foreign exchange translation adjustment	-	-	-	-	23	-	-	(86)	(63)
Stock-based compensation expense	-	-	16	-	-	-	-	-	16
Balance as of December 31, 2015	2,229,609	123	9,551	(786)	799	315	5,144	1,310	16,456
Net income / (loss)	-	-	-	-	-	-	231	(73)	158
Other comprehensive income / (loss): Foreign exchange translation adjustment	-	-	-	-	58	-	-	(54)	4
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Balance as of December 31, 2016	2,229,609	123	9,551	(786)	857	352	5,338	1,183	16,618
Net income / (loss)	-	-	-	-	-	-	473	(106)	367
Other comprehensive income: Foreign exchange translation adjustment	-	-	-	-	61	-	-	61	122
Balance as of December 31, 2017	2,229,609	123	9,551	(786)	918	352	5,811	1,138	17,107

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2017	2016
Subsidiaries:

Euro Tech (Far East) Limited	100%	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	100%	Hong Kong	Inactive

Euro Tech Trading (Shanghai) Limited	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organisation and principal activities (Continued)

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2017	2016
Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	58%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	58%	The British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.4%*	19.7%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jiahuan Electronic Co. Ltd.	20%	20%	The PRC	Design and manufacturing of automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

* The Group interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

 (a)
Basis of Consolidation

The consolidated financial statements include the financial statements of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”). The financial statements of variable interest entitiy ("VIE”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, are included in the consolidated financial statements, if applicable. All material intercompany balances and transactions have been eliminated on consolidation.

The Group identified that a retail shop established in the PRC qualified as a variable interest entity as defined in ASC 810-10. This retail shop was principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of this retail shop and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in this retail shop and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shop’s residual returns. Total assets and liabilities of this consolidated VIE total US$9,179 and US$1,626, as of December 31, 2015, respectively. This VIE had ceased operation since October 2016.

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

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than controlling interests, are accounted for by the equity method.  Income on intercompany sales, not yet realized outside of the Group, was eliminated.  The Group also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

In accordance with ASC Topic 323-10-40-1, a change in the Group’s proportionate share of an investee’s equity, resulting from issuance of shares by the investee to third parties, is accounted for as if the Group had sold a proportionate share of its investment. Any gain or loss resulting from an investee’s share issuance is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During the years ended December 31, 2017 and 2016, no impairment was identified.

 (c)
Revenue Recognition

The Group’s main source of revenue is the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is a persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In case where delivery has occurred but the required installation has not been performed, the Group does not recognize the revenues until the installation is completed.

The Group’s revenues are recognized as follows:

1.
Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (c)
Revenue Recognition (Continued)

2.
Revenues and profits in long term fixed price contracts or engineering revenue are recognised using the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. This approach primarily is based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, engineering contract revenues are recognised using the completed contract method.

 (d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$163,000, US$475,000 and US$852,000 for the years ended December 31, 2017, 2016 and 2015 respectively and were included in “Selling and Administrative expenses" in the Group’s consolidated statements of operations and comprehensive income / (loss).

 (e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$13,000, US$13,000 and US$17,000 for the years ended December 31, 2017, 2016 and 2015 respectively and were included in “Selling and Administrative expenses" in the Group’s consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (f)
Taxation

The Group accounts for income and deferred tax under the provisions of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised.

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.The Group recognises interest and/or penalties, if any, related to income tax matters in income tax expense (Nil for the three years ended December 31, 2017, 2016 and 2015). The Group did not have such uncertain tax positions in 2017, 2016 and 2015. The Group is subject to examination of tax authorities in the United States of America (open for audit for 2015 to 2017), Hong Kong (open for audit for 2011 to 2017) and PRC (open for audit for 2015 to 2017).

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the consolidated statements of operations and comprehensive income / (loss) for the period that includes the enactment date.

 (g)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2017 and 2016.

 (h)
Restricted Cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance guarantees to the customers.  The amount is expected to be released within one year after the balance sheet date.

 (i)
Receivables, net

Receivables, net are recorded at their nominal values. Doubtful debt allowances are provided for identified individual risks for these line items. If the loss of a certain part of the receivables is probable, doubtful debt allowances are provided to cover the expected loss. Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

 (l)
Impairment for long lived assets

The Group adheres to FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the fair value and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured by the excess of carrying value over fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to its estimated fair value. Charges for the asset impairment reduce the carrying amount of the long-lived assets to its estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years in the period ended December 31, 2017.

 (m)
Operating Leases

In accordance with ASC 840, Leases, leases for a lessee are clasified at the inception date as either a capital lease or an operating lease.

Operating lease expenses are recogized on a straight-line basis over the applicable lease term. The Group leases offices, factories and warehouse under operating lease agreements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (n)
Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Group performs its annual impairment analysis of goodwill in the fourth quarter of the year, or more often if there are indicators of impairment present.

The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Group compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Group is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Group must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Group uses discounted cash flows. If and when the Group is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

 (o)
Foreign Currency Translation

The Company maintains its books and records in United States dollars. Its subsidiaries and affiliates maintain their books and records either in Hong Kong dollars or Chinese Renminbi (“functional currencies”). Foreign currency transactions during the year are translated into the respective functional currencies at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies using the exchange rates prevailing at the balance sheet dates. Gains or losses from foreign currency transactions are recognised in the consolidated statements of operations and comprehensive income / (loss) during the year in which they occur. Translation adjustments on subsidiaries’ equity are included as accumulated comprehensive income or loss.

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
Level 2 – Valuation based on observable prices that are based on inputs not quoted on active market, but corroborated by market data.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group adheres to ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, accounts payable, bank borrowings, other payables and accrued expenses. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, accounts payable, bank borrowings, other payables and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (q)
Comprehensive Income / (Loss)

The Group adheres to FASB ASC Subtopic 220-10, Comprehensive Income, which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognised. The Group has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the consolidated statement of changes in shareholders’ equity.

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

 (s)
Net income per Ordinary Share

Net income per ordinary share is computed in accordance with FASB ASC Subtopic 260-10, Earnings Per Share, by dividing the net income by the weighted average number of ordinary share outstanding during the period. The Company reports both basic earnings per share, which is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share, which is based on the weighted average number of ordinary shares outstanding and all dilutive potential ordinary shares outstanding.

Outstanding stock options are the only dilutive potential shares of the Company.

 (t)
Stock-based Compensation

The Group accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Group's consolidated statement of operations and comprehensive income / (loss).

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

 (v)
Related Parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

 (w)
Segment Information

The Group’s segment reporting is prepared in accordance with FASB ASC Subtopic 280-10, Segment Reporting. The management approach required by ASC 280-10 designates that the internal reporting structure that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Group’s reportable segments. The Group categorises its operations into two business segments: Trading and manufacturing, and Engineering.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (x)
Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, "Revenue from Contracts with Customers", also known as the "New Revenue Standard". This update is the result of a collaborative effort by the FASB and the International Accounting Standards Board to simplify revenue recognition guidance, remove inconsistencies in the application of revenue recognition, and to improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive for those goods or services. The New Revenue Standard is applied through the following five-step process:

1. Identify the contract(s) with a customer.
2. Identify the performance obligation in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, this update is effective for annual and interim reporting periods beginning after December 15, 2017 with early adoption permitted. This standard can be applied on either a retrospective or modified retrospective approach. Since May, 2014, a number of ASU's have been issued which further refine the original guidance issued under ASU 2014-09 and are effective in conjunction with this original standard.

The Group established an implementation approach to assess the impact of the new revenue guidance on its operations, consolidated financial statements and related disclosures. This assessment included (1) performing contract analyses for each revenue stream identified, (2) assessing the noted differences in recognition and measurement that may result from adopting this new standard, (3) performing detailed analyses of contracts with large customers, and (4) performing transaction level testing for consistency with contract provisions that affect revenue recognition. The Group evaluated the potential impacts of the new standard on its existing revenue recognition policies and procedures during the fiscal year ended December 31, 2017, and determined that the Group’s performance obligations are met at goods/service delivery point, with no other material obligations. The Group further determined that its warranty terms are consistent. The Group also determined that there were no incremental disaggregated revenue disclosures required in our consolidated financial statements. Based on the results of the evaluation, adoption of the new standard will not have a material impact on our consolidated financial statements. The New Revenue Standard became effective for us on January 1, 2018 and was applied on a retrospective basis, with no cumulative effect of adoption to any of the consolidated financial statement line items.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(x)
Recently Issued Accounting Pronouncements (Continued)

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities (Topic 825)". ASU 2016-01 revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 requires the change in fair value of many equity investments to be recognized in net income. ASU 2016-01 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adopting ASU 2016-01 will result in a cumulative effect adjustment to the Group's retained earnings as of the beginning of the year of adoption. The Group does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements because there are no material investments in certain equity investments and financial liabilities measured at fair value.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods and is to be applied utilizing a modified retrospective approach. The Group does not expect the adoption of ASU 2016-02 to have a material impact on its consolidated financial statements because there are no material operating leases.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments:, which is effective for fiscal years beginning after December 15, 2019. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The Group does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements because there are no material expected credit losses for financial assets, no available-for-sale debt securities and no purchased financial assets with credit deterioration.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(x)
Recently Issued Accounting Pronouncements (Continued)

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows – (Topic 230): Classification of Certain Cash Receipts and Cash Payments". ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. Early application is permitted. The Group does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements because for distributions received from equity method Investees, it is already using the nature of the distribution approach.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which is effective for fiscal years beginning after December 15, 2017. These amendments s require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Group adopted ASU 2016-18 effective January 1, 2017. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which is effective for fiscal years beginning after December 15, 2017. These amendments clarify the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made.

In January 2017, the "FASB" issued ASU 2017-04, "Intangibles – Goodwill and Other – (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 simplifies the accounting for goodwill impairment by removing the requirement to calculate the implied fair value. Instead, it requires that an entity records an impairment charge based on the excess of a reporting unit's carrying amount over its fair value. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made and goodwill to be derived.

In March 2017, the FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which is effective for fiscal years beginning after December 15, 2017. The amendments apply to all entities that offer employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715, Compensation — Retirement Benefits. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments also allow only the service cost component to be eligible for capitalization when applicable (e.g., as a cost of internally manufactured inventory or a self-constructed asset). The Group does not expect the adoption of ASU 2017-07 to have a material impact on its consolidated financial statements because no material employees defined benefit pension plans.

No other new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(y)
Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and prepayments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2017 and 2016, all of the Group’s cash and cash equivalents, and restricted cash were deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable, net, are typically unsecured and are derived from revenue earned from the customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Prepayments made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases. Due to the Group’s concentration of prepayments made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to prepayments made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any prepayments and the ongoing monitoring of its suppliers’ performance.

(z)
Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

(aa)
Warranties

The suppliers of the Group offer a standard one-year warranty to end customer of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis.

(ab)
Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenues, and the Group’s shipping and handling costs are included in cost of revenues.

3
Other (losses) / income, net

	2017	2016	2015
	US$’000	US$’000	US$’000
Exchange (loss), net	(46)	(75)	(75)
Rental income	32	80	84
	(14)	5	9

4
Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2017, 2016 and 2015.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2017 (2016 and 2015: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2016 and 2015: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2017, ETTS had an assessable loss carried forward of US$703,650 as agreed by the local tax authority to offset its profit for the forth coming years (2016: US$746,808 and 2015: US$588,103). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2016 and 2015: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2017, SET had an assessable loss carried forward of US$254,265 as agreed by the local tax authority to offset its profit for the forth coming years (2016: US$256,664 and 2015: US$284,173). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2016 and 2015: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2017, SETEE had an assessable loss carried forward of US$895,579 as agreed by the local tax authority to offset its profit for the forth coming years (2016: US$1,074,609 and 2015: US$1,363,392). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2016 and 2015: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2017, Yixing had an assessable loss carried forward of US$512,252 as agreed by the local tax authority to offset its profit for the forth coming years (2016: US$ Nil). Such loss will expire in 5 years.

Chongqing Euro Tech Rizhi Technology Co., Ltd (“CQ”), Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd (“RZ”) and Guangzhou Euro Tech Environmental Equipment Co., Ltd (“GZ”), subsidiaries of Far East, provide for PRC Enterprise Income Tax at a rate of 25% (2016 and 2015: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. CQ, RZ and GZ had an assessable loss carried forward of US$121,674, US$ Nil and US$298,448 respectively as agreed by the local tax authority to offset its profit for the forth coming years (2016: US$124,025, US$60,980 and US$320,545). Such loss will expire in 5 years.

VIE of the Group provide for PRC Enterprise Income Tax at a rate of 25% for years 2016 and 2015, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.5 million at December 31, 2017 (2016: US$1.2 million and 2015: US$1.1 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

Loss before income taxes:

	2017	2016	2015
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(564)	(640)	(1,904)

The provision / (credit) for income taxes consist of:

	2017	2016	2015
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	-	212	(72)
Total current provision / (credit)	-	212	(72)

Deferred tax expenses:
The PRC and Hong Kong	28	16	25
Total deferred provision	28	16	25
Total provision / (credit)	28	228	(47)

The principal reconciling items from income tax computed at the statutory tax rates and at the effective income tax rates are as follows:

	2017	2016	2015
	US$’000	US$’000	US$’000
Computed tax using respective companies’ statutory tax rates	(94)	(136)	(177)
Change in valuation allowances	120	350	455
Under-provision for income tax in prior years	-	-	(69)
Non-deductible expenses	2	14	(256)
Total provision / (credit) for income tax at effective tax rate	28	228	(47)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (Continued)

The components of deferred tax assets are as follows:

	2017	2016
	US$’000	US$’000
Tax losses	958	838
Temporary differences	(6)	(2)
Less: Valuation allowances	(794)	(650)
Net deferred tax assets	158	186

5
Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2017	2016	2015
	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	2,061,909	2,061,909	2,063,738

6
Accounts receivable, net

	2017	2016
	US$’000	US$’000
Accounts receivable	3,917	4,431
Less: Allowance for doubtful debts	(109)	(38)
	3,808	4,393

The following is an aging analysis of past due account receivables as of December 31, 2017 and 2016:

	2017	2016
	US$’000	US$’000
Current	1,816	1,789
30-59 days	1,076	1,072
60-89 days	288	852
Greater than or equal to 90 days	628	680
	3,808	4,393

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

	2017	2016
	US$’000	US$’000
Cost and estimated earnings in excess of billings	194	343
Deposits paid	85	70
Prepayments	475	221
Other receivables	104	156
Other tax recoverable	2	25
	860	815

8
Inventories, net

	2017	2016
	US$’000	US$’000

Raw materials	132	115
Work in progress	48	29
Finished goods	748	554
	928	698
Provision for obsolete and slow moving inventories	(432)	(354)

	496	344

  Movements in the provision for obsolete and slow moving inventories are as follows:

	2017	2016
	US$’000	US$’000

At January 1	354	318
Provision during the year	68	43
Exchange differences	10	(7)
At December 31	432	354

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the provision is deemed appropriate. For the years ended December 31, 2017, and 2016 provision for obsolete and slow moving inventories amounted to US$68,000 and US$43,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9
Property, plant and equipment, net

	2017	2016
	US$’000	US$’000
Office premises*	1,866	1,866
Leasehold improvements	157	155
Furniture, fixtures and office equipment	612	581
Motor vehicles	191	188
Testing equipment	37	30
	2,863	2,820

Less: Accumulated depreciation	(2,129)	(2,049)
	734	771

	2017	2016	2015
	US$’000	US$’000	US$’000
Depreciation charge	61	55	56

*
Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of this consolidated financial statements. The net book value of the property at December 31, 2017 is approximately US$104,000 (2016: US$108,000).

10
Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

Far East is holding 19.4% (2016: 19.7%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

Blue Sky has listed its shares on the New Third Board in the PRC since November 17, 2015 and suspended trading from August 15, 2017 and resumed trading on February 2, 2018.

The Group interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process.

During the year, the Group’s equity in Blue Sky was diluted subsequent to the issuance of new ordinary shares by Blue Sky to other shareholders. A net profit on deemed disposal of an affiliate of US$128,000 (2016: US$24,000) had been recognized in the consolidated statement of operations and comprehensive income / (loss) for that year.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Interests in affiliates (Continued)

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	2017	2016
Balance Sheet:	US$’000	US$’000

Current assets	56,911	46,297

Non-current assets	26,544	25,847
Total assets	83,455	72,144

Total liabilities	(36,948)	(45,372)

Total shareholders’ equity	46,507	26,772

	2017	2016
Operating results:	US$’000	US$’000

Net sales	62,234	43,226

Operating income	4,439	3,841

Net income	3,863	3,473

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Interests in affiliates (Continued)

Far East is holding 20% equity interests in Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”), a company incorporated in the PRC, with total cost of investment US$2,486,000. Jia Huan provides a comprehensive service for environmental protection business since 1969 and is based in Jin Hua, Zhejiang.

A summary of the financial information of the affiliate, Jia Huan, is set forth below:

	2017	2016
Balance Sheet:	US$’000	US$’000

Current assets	21,374	22,021

Non-current assets	4,570	4,079
Total assets	25,944	26,100

Total liabilities	(10,215)	(11,694)

Total shareholders’ equity	15,729	14,406

	2017	2016
Operating results:	US$’000	US$’000

Net sales	16,301	16,684

Operating income	32	1,586

Net income	597	1,564

11
Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	2017	2016
	US$’000	US$’000
Dividend payables	84	79
Deposits received from customers	1,877	1,113
Rental deposit received	7	14
Amount due to related parties	20	-
Other payables	723	994
Other tax payables	10	58
	2,721	2,258

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Ordinary share

During the years ended December 31, 2017 and 2016, there was no movement with the Company’s issued ordinary shares and outstanding shares.

 Number of outstanding shares at years end of:

	2017	2016
Shares issued	2,229,609	2,229,609
Less: shares under treasury stock	(167,700)	(167,700)
	2,061,909	2,061,909

13
Goodwill

The Group accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2017, the Group completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited as of December 31, 2017). Based on management’s assessment, the Group determined that there was no impairment of goodwill as of December 31, 2017 and 2016.

14
Treasury stock

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15
PRC statutory reserves

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate a certain percentage of it's respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries can also appropriate certain amount of its net income to the enterprise expansion fund.

(i)
Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate at least 10% of its net income to the statutory reserve fund until such fund reaches 50% of its registered capital. The statutory reserve fund can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase its registered capital, provided that such fund be maintained at a minimum of 25% of its registered capital.

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,520,000 as at December 31, 2017 (2016: US$3,520,000 and 2015:US$3,457,000).

(ii)
Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

(iii)
Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16
Stock options

2014 Officers’ Stock Option and Incentive Plan

Effective on November 22, 2014, the Company entered into a stock option contract with a Business Development Manager of Yixing Pact Environmental Technology Co., Ltd, granting the optionee the right to purchase 20,692 Ordinary Shares, 1% of the Company’s issued and outstanding shares, at an exercise price of $3.44 per share. The exercise price was determined by the average closing price of the Company’s ordinary shares as reported by NASDAQ for a ten day period prior to the end of the Business Development Manager’s probationary period on November 22, 2014, the effective date of the stock option contract. The stock options granted are exercisable three years after the effective date and terminate five years after the effective date. In the event of the optionee’s termination, except for his resignation, the options may be exercisable within three months of the termination. In the event of optionee’s death, retirement or disability, he or his legal representative shall have up to one year to exercise the option.

The Company estimate the fair value of the options granted under the Binomial pricing model.

Changes in outstanding stock option under plan mentioned above were as follows:

	2017		2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	-	-	20,692	3.44	20,692	3.44
Cancelled	-	-	(20,692)	(3.44)	-	-
Outstanding, end of year	-	-	-	-	20,692	3.44

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2017, 2016 and 2015, there was no unrecognised stock-based compensation expense related to unvested stock options.

The Group adheres to the provisions of ASC 718-10, which requires to recognise expense related to the fair value of  stock-based compensation awards, including employee stock options.

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

17
Pension plan

Prior to December 1, 2000, Far East had only one defined contribution pension plan for all its Hong Kong employees. Under this plan, all employees were entitled to pension benefits equal to their own contributions plus 50% to 100% of individual fund account balances contributed by Far East, depending on their years of service with Far East. Far East was required to make specific contributions at approximately 10% of the basic salaries of the employees to an independent fund management company.

With the introduction of the Mandatory Provident Fund Scheme ("MPF scheme"), a defined contribution scheme managed by an independent trustee on December 1, 2000, Far East and its employees who joined Far East subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

As stipulated by the rules and regulations in the PRC, the PRC's subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC subsidiaries' contribution range from 14% to 20% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2017, 2016 and 2015, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$281,000, US$314,000 and US$458,000 respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18
Risk factor

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)
Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong is insured under the Hong Deposit Protection Board with limit of approximately US$64,000 per bank per each depositor. Far East hold uninsured balance of approximately US$187,000 (2016: approximately US$335,000) in banks in Hong Kong. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash transactions are limited to hight credit quality banks.

There is no policy for requiring collateral for the credit risk of financial instruments by the Group (2016: Nil).

(ii)
Foreign exchange rate risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in Hong Kong dollar, Renminbi and Euro. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognised assets and liabilities, and net investment in the PRC operations.

19
Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2017, 2016 and 2015.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20
Commitments and contingencies

(i)
Operating leases

The Group has various operating lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2017, 2016 and 2015 were approximately US$324,000, US$297,000 and US$297,000, respectively. Future minimum rental payments as of December 31, 2017, under agreements classified as operating leases with non-cancellable terms amounted to US$193,000 of which US$157,000 are payable in the year 2018 and US$36,000 are payable within years 2019 to 2023.

(ii)
Banking facilities

As at December 31, 2017 and 2016, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$230,000, US$863,000 was utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a property located in Hong Kong and various blanket counter indemnities and counter indemnities. The weighted average interest rate for import loans as at December 31, 2017 was 4% per annum (December 31, 2016: 4% per annum). For the years ended December 31, 2017 and 2016, the average dollar amount of the bank borrowings was approximately US$302,000 and US$441,000 respectively and average interest rates were approximately 4% per annum for the years ended December 31, 2017 and 2016.

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

(iv)
Litigation

Shanghai Euro Tech Environmental Engineering Company Limited is a plaintiff in a civil action claiming from the defendant for outstanding debts of approximately of US$416,000. The litigation has not been concluded, but having taken legal advice, the directors are of the opinion that sufficient provision was made in the consolidated financial statements

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21
Segment information

(i)
The Group reports under two segments: Trading and manufacturing, and Engineering.

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment transactions are not significant and have been eliminated to arrive at consolidated totals.

	2017	2016	2015
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	11,001	13,721	12,256
Engineering	6,349	8,757	6,046
	17,350	22,478	18,302
Operating loss
Trading and manufacturing	(153)	(346)	(187)
Engineering	(306)	(209)	(1,624)
Unallocated corporate expenses	(115)	(115)	(147)
	(574)	(670)	(1,958)

	2017	2016	2015
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	41	43	46
Engineering	20	12	10
	61	55	56
Capital Expenditures, Gross
Trading and manufacturing	13	12	11
Engineering	5	48	10
	18	60	21

	2017	2016
	US$’000	US$’000
Assets
Trading and manufacturing	5,049	5,463
Engineering	18,688	17,641
	23,737	23,104
Liabilities
Trading and manufacturing	2,806	3,208
Engineering	3,824	3,278
	6,630	6,486

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21
Segment information (Continued)

(ii)
Geographical analysis of revenue by customer location is as follows:

	2017	2016	2015
	US$’000	US$’000	US$’000
Revenue -
The PRC	7,740	10,604	9,327
Hong Kong	9,270	11,687	8,726
Others	340	187	249
	17,350	22,478	18,302

(iii)
Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2017	2016
	US$’000	US$’000
Hong Kong	460	480
The PRC	274	291
	734	771
(1)
Long-lived assets represent property, plant and equipment, net.

(iv)
Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2017	2016	2015
Supplier A	45%	63%	39%
Supplier B	10%	7%	11%
Supplier C	9%	5%	6%
Supplier D	4%	5%	5%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21
Segment information (Continued)

(v)
Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	2017	2016	2015
Customer A	10%	13%	11%
Customer B	7%	-	-
Customer C	5%	-	-
Customer D	5%	-	-
Customer E	-	6%	-
Customer F	-	6%	-
Customer G	-	-	11%
Customer H	-	-	6%
Customer I	-	-	5%

22
Subsequent events

On March 5, 2018, Far East entered into an Equity Transfer Agreement to sell its 20% equity stake of Jia Huan to Ms. Jin Lijuan. The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION
TECHNOLOGY COMPANY LIMITED

Consolidated Financial Statements as of December 31, 2017

Page

Reports of Independent Registered Public Accounting Firm	F-40 to F-41
Consolidated Balance Sheets As Of December 31, 2017 and 2016	F-42
Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015	F-43
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015	F-44
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015	F-45
Notes to the Consolidated Financial Statements	F-46 to F-63

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2017 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with the accounting principles generally accepted in the United States of America.

Basis for opinion

This consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in this consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited
Union Power HK CPA Limited (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 14, 2018

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-years period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2016 and the consolidated results of their operations and cash flows for each of the years in the two-years period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)
Certified Public Accountants
Hong Kong, April 26, 2017

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	Note	2017	2016
		RMB’000	RMB’000
Assets

Current assets:
Cash and cash equivalents		25,785	33,545
Accounts receivable, net	7	180,518	165,100
Prepayments and other current assets	8	149,637	111,057
Other tax receivables	5	-	215
Inventories	9	15,117	13,105

Total current assets		371,057	323,022

Property, plant and equipment, net	10	140,479	149,840
Intangible asset, net	11	1,223	1,375
Land use right, net	12	5,598	5,747
Deferred tax assets	4	6,269	5,864
Other non-current asset	6	17,512	17,512
Long term investment	16	1,991	-
Total non-current assets		173,072	180,338
Total assets		544,129	503,360

Liabilities and shareholders’ equity

Current liabilities:
Bank borrowings	13	33,000	25,000
Accounts payable		127,429	117,939
Other payables and accrued expenses	14	72,450	51,183
Other taxes payable	5	11,086	7,490
Borrowings - current portion	15	29,438	25,076
Income tax payable		4,782	3,262

Total current liabilities		278,185	229,950

Non-Current liabilities:
Borrowings - non-current portion	15	54,630	86,615

Commitments and contingencies	22

Total liabilities		332,815	316,565

Shareholders’ equity:
Share capital
82,572,000 (2016: 81,372,000) shares authorised, issued and outstanding		82,572	81,372
Capital reserve	18	32,480	26,480
PRC statutory reserves	17	14,122	11,636
Retained earnings		79,646	65,394

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		208,820	184,882
Non-controlling interest		2,494	1,913

Total shareholders’ equity		211,314	186,795

Total liabilities and shareholders’ equity		544,129	503,360

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		RMB’000	RMB’000	RMB’000
Revenue, net		422,323	289,086	419,275

Cost of revenue		(339,488)	(202,869)	(331,875)
Gross profit		82,835	86,217	87,400

Selling and administrative expenses		(52,713)	(60,528)	(60,702)
Operating income		30,122	25,689	26,698

Loss on disposal of a subsidiary		-	(35)	-
Interest income		75	70	166
Interest expenses		(2,037)	(1,577)	(4,710)
Other income, net	3	1,887	3,456	2,773
Income before income taxes		30,047	27,603	24,927

Income taxes	4	(3,832)	(4,961)	(3,174)
Net income		26,215	22,642	21,753
Net income attributable to non-controlling interest		19	586	(82)
Net income attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited		26,234	23,228	21,671

Net income per ordinary share		RMB 0.32	RMB 0.29	RMB 0.27

Weighted average number of ordinary shares outstanding		82,539,123	80,744,055	80,172,000

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	26,215	22,642	21,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	12,647	14,144	8,473
Amortisation of intangible asset	152	575	193
Amortisation of land use right	149	149	149
Written off of motor vehicles	-	-	5
Loss on disposal of property, plant and equipment	-	15	-
Deferred tax assets	(405)	(1,337)	(177)
Other non-current asset	-	(17,512)	-
(Increase) / decrease in current assets:
Accounts receivable, net	(15,418)	42,807	(51,299)
Prepayments and other current assets	(38,580)	8,506	57,251
Other tax receivables	215	(215)	1,045
Inventories	(2,012)	(994)	3,943
Increase / (decrease) in current liabilities:
Accounts payable	9,490	(59,042)	(57)
Other payables and accrued expenses	21,267	10,408	(72,663)
Other taxes payable	3,596	(933)	(479)
Income tax payable	1,520	2,268	934

Net cash provided by / (used in) operating activities	18,836	21,481	(30,929)

Cash flows from investing activities:

Purchase of intangible asset	-	(402)	-
Purchase of property, plant and equipment	(3,535)	(3,368)	(8,285)
Payment for long term investments	(1,991)	-	-
Sales proceeds from a subsidiary	-	1,000	-
Sales proceeds from property, plant and equipment	249	1,100	-

Net cash used in investing activities	(5,277)	(1,670)	(8,285)

Cash flows from financing activities:

Proceeds from issuance of shares	7,800	3,360	-
Repayment of bank borrowings	(48,000)	(70,000)	(174,900)
Proceeds from bank borrowings	56,000	50,000	122,000
Dividend paid to shareholders	(9,496)	(9,220)	(9,180)
(Repayment of) / proceeds from borrowings	(27,623)	3,959	107,732

Net cash (used in) / provided by financing activities	(21,319)	(21,901)	45,652

Net (decrease) / increase in cash and cash equivalents	(7,760)	(2,090)	6,438
Cash and cash equivalents, beginning of year	33,545	35,635	29,197

Cash and cash equivalents, end of year	25,785	33,545	35,635

Supplementary information	RMB’000	RMB’000	RMB’000

Interest paid	1,966	1,577	6,429
Income tax paid	4,961	4,245	3,310

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2015	61,200	43,189	6,821	43,710	1,520	156,440
Net income	-	-	-	21,671	82	21,753
Dividend paid	-	-	-	(9,180)	-	(9,180)
Appropriation of reserves	-	-	2,273	(2,273)	-	-
Issue share capital by transfer from statutory reserves	18,972	(18,972)	-	-	-	-

Balance as of December 31, 2015	80,172	24,217	9,094	53,928	1,602	169,013
Net income / (loss)	-	-	-	23,228	(586)	22,642
Dividend paid	-	-	-	(9,220)	-	(9,220)
Appropriation of reserves			2,542	(2,542)	-	-
Deemed disposal of subsidiary	-	103	-	-	897	1,000
Issue share capital	1,200	2,160	-	-	-	3,360
Balance as of December 31, 2016	81,372	26,480	11,636	65,394	1,913	186,795
Net income / (loss)	-	-	-	26,234	(19)	26,215
Dividend paid	-	-	-	(9,496)	-	(9,496)
Appropriation of reserves			2,486	(2,486)	-	-
Issue share capital	1,200	6,000	-	-	600	7,800
Balance as of December 31, 2017	82,572	32,480	14,122	79,646	2,494	211,314

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

The Company has listed its shares on the New Third Board in the People’s Republic of China (“PRC”) since November 17, 2015 and suspended trading from August 15, 2017 and resumed trading on February 2, 2018.

Details of the Company’s subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2017	2016
Zhejiang Tianlan Environmental Engineering and Design Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment

Hangzhou Tianlan Environmental Protection Equipments Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Shihezi Tianlan Environmental Protection Technology Company Limited	100%	100%	PRC	Provision of maintenance services of environmental protection equipment
Hangzhou Tianlian Environmental Testing Technology Company Limited *	80%	80%	PRC	Provision of testing services of environmental protection equipment

* The company was incorporated on October 28, 2015. On April 17, 2016, the board of directors approved the sales of 1,000,000 ordinary shares to third parties, for aggregate  proceeds of RMB 1,000,000.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(a)
Basis of Consolidation

The consolidated financial statements include the financial statements of Zhejiang Tianlan Environmental Protection Technology Company Limited and its subsidiaries (the “Group”). In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation.

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

(c)
Revenue Recognition

The Group’s main source of revenue is the construction and installation services of environmental protection equipment for flue gas desulphurization, dust removal and flue gas denitration. Revenues are recorded under the percentage of completion method in accordance with FASB ASC Subtopic 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts. This approach primarily is based on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognised in the period they are determined. Revenues recognised in excess of amounts billed are classified as costs and estimated earnings in excess of billings on uncompleted contracts. Essentially all of such amounts are expected to be billed and collected within one year and are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. When reasonably dependable estimates cannot be made, construction and installation services revenues are recognised using the completed contract method.

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB12,873,000, RMB13,808,000 and RMB18,895,000 for the years ended December 31, 2017, 2016 and 2015 respectively and were included in “Selling and Administrative expenses" in the Group’s consolidated statements of of operations.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB4,000, RMB58,000 and RMB24,000 for the years December 31, 2017, 2016 and 2015 respectively and were included in “Selling and Administrative expenses" in the Group’s consolidated statements of operations.

(f)
Taxation

The Group accounts for income and deferred tax under the provisions of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised.

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognises interest and/or penalties, if any, related to income tax matters in income tax expense. The Group did not have such uncertain tax positions in 2017, 2016 and 2015. The Group is subject to examination of tax authorities in PRC (open for audit for 2015 to 2017).

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the consolidated statements of operations for the period that includes the enactment date.

(g)
Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2017 and 2016.

(h)
Receivables, net

Receivables, net are recorded at their nominal values. Doubtful debt allowances are provided for identified individual risks for these line items. If the loss of a certain part of the receivables is probable, doubtful debt allowances are provided to cover the expected loss. Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

According to construction and installation contracts signed with the customers, an amount ranging from 5%-20% of contract sum will only be receivable one year after the final inspection report is issued by relevant department of Ministry of Environmental Protection. As of December 31, 2017, accounts receivable in exceed of one year amounted to RMB52,105,000 (2016: RMB46,624,000).

(i)
Inventories, net

Inventories are stated at the lower of cost or net realizable value determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(j)
Property, Plant and Equipment and Land Use Right, net

Property, plant and equipment are stated at cost less accumulated depreciation. Gains or losses on disposal are reflected in current operations. Major expenditures for betterments and renewals are capitalised. All ordinary repair and maintenance costs are expensed as incurred. Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC Law, may sell the right to use the land for a specific period for time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are classified as land use right.

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

(k)
Intangible Assets, net

The Group amortizes its intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Group is currently amortizing its acquired intangible assets with definite lives over periods generally ranging between five to twenty years.

(l)
Impairment for long lived assets

The Group adheres to FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the fair value and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured at the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to its estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to its estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years in the period ended December 31, 2017.

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

Government grants are recognized in the consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in the consolidated statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated statement of operations over the useful life of the asset by way of reduced depreciation expenses.

(n)
Operating Leases

In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term. The Group leases offices, factories and arehouse underg leae agreements.

(o)
Share capital

Paid in capital refers to the registered capital paid up by the shareholders of the Company.

On December 17, 2015, the Company increased the number of registered shares by 18,972,000 shares. The paid up capital was increased by RMB 18,972,000 transferred from the capital reserves, which is agreed by the shareholders and the board of directors.

At the year end of December 31, 2015, there were 80,172,000 shares issued.

On June 2, 2016, the Company increased the number of paid up shares by 1,200,000 in the aggregative amount to gross proceeds of RMB 3,360,000 to the existing shareholders.

On January 10, 2017, the Company increased the number of paid up shares by 1,200,000 in the aggregative amount to gross proceeds of RMB 7,200,000 to the existing shareholders.

At the year end of December 31, 2017, there were 82,572,000 shares (2016: 81,372,000 shares) issued.

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
Level 2 – Valuation based on observable prices that are based on inputs not quoted on active market, but corroborated by market data.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group adheres to ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash and cash equivalents, accounts receivable, net, prepayments and other current assets, accounts payable, bank borrowings, other payables and accrued expenses. The carrying amounts of cash and cash equivalents, accounts receivable, net, prepayments and other current assets, accounts payable, bank borrowings, other payables and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

(s)
Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, "Revenue from Contracts with Customers", also known as the "New Revenue Standard". This update is the result of a collaborative effort by the FASB and the International Accounting Standards Board to simplify revenue recognition guidance, remove inconsistencies in the application of revenue recognition, and to improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive for those goods or services. The New Revenue Standard is applied through the following five-step process:

1. Identify the contract(s) with a customer.

2. Identify the performance obligation in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, this update is effective for annual and interim reporting periods beginning after December 15, 2017 with early adoption permitted. This standard can be applied on either a retrospective or modified retrospective approach. Since May, 2014, a number of ASU's have been issued which further refine the original guidance issued under ASU 2014-09 and are effective in conjunction with this original standard.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(s)
Recently Issued Accounting Pronouncements - Continued

The Group established an implementation approach to assess the impact of the new revenue guidance on its operations, consolidated financial statements and related disclosures. This assessment included (1) performing contract analyses for each revenue stream identified, (2) assessing the noted differences in recognition and measurement that may result from adopting this new standard, (3) performing detailed analyses of contracts with large customers, and (4) performing transaction level testing for consistency with contract provisions that affect revenue recognition. The Group evaluated the potential impacts of the new standard on its existing revenue recognition policies and procedures during the fiscal year ended December 31, 2017, and determined that the Group’s performance obligations are met at goods/service delivery point, with no other material obligations. The Group further determined that its warranty terms are consistent. The Group also determined that there were no incremental disaggregated revenue disclosures required in our consolidated financial statements. Based on the results of the evaluation, adoption of the new standard will not have a material impact on our consolidated financial statements. The New Revenue Standard became effective for us on January 1, 2018 and was applied on a retrospective basis, with no cumulative effect of adoption to any of the consolidated financial statement line items.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities (Topic 825)". ASU 2016-01 revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 requires the change in fair value of many equity investments to be recognized in net income. ASU 2016-01 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adopting ASU 2016-01 will result in a cumulative effect adjustment to the Group's retained earnings as of the beginning of the year of adoption. The Group does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements because there are no material investments in certain equity investments and financial liabilities measured at fair value.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods and is to be applied utilizing a modified retrospective approach. The Group does not expect the adoption of ASU 2016-02 to have a material impact on its consolidated financial statements because there are no material operating leases.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments:, which is effective for fiscal years beginning after December 15, 2019. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The Group does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements because there are no material expected credit losses for financial assets, no available-for-sale debt securities and no purchased financial assets with credit deterioration.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows – (Topic 230): Classification of Certain Cash Receipts and Cash Payments". ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. Early application is permitted. The Group does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements because for distributions received from equity method Investees, it is already using the nature of the distribution approach.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(s)
Recently Issued Accounting Pronouncements - Continued

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which is effective for fiscal years beginning after December 15, 2017. These amendments clarify the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made.

In March 2017, the FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which is effective for fiscal years beginning after December 15, 2017. The amendments apply to all entities that offer employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715, Compensation — Retirement Benefits. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments also allow only the service cost component to be eligible for capitalization when applicable (e.g., as a cost of internally manufactured inventory or a self-constructed asset). The Group does not expect the adoption of ASU 2017-07 to have a material impact on its consolidated financial statements because no material employees defined benefit pension plans.

No other new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the consolidated financial statements.

(t)
Net income per Ordinary Share

Net income per ordinary share is computed in accordance with FASB ASC Subtopic 260-10, Earnings Per Share, by dividing the net income by the weighted average number of ordinary shares outstanding during the period.

(u)
Warranties

The suppliers of the Group offer a standard one-year warranty to the end customer of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis.

(v)
Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenues, and the Group’s shipping and handling costs are included in cost of revenues.

 (w)
Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

(x)
Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, net, and prepayments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2017 and 2016, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from the customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Prepayments made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases. Due to the Group’s concentration of prepayments made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to prepayments made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any prepayments and the ongoing monitoring of its suppliers’ performance.

3
Other income, net

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
(Loss) on disposal of property, plant and equipment	-	(15)	-
Subsidy income	2,262	3,360	2,617
Sales of scrapped materials	37	3	6
Investment income	(405)	412
Others	(7)	(304)	150
	1,887	3,456	2,773

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates of 15% for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipment Company Limited are classified as HNTE which enjoys a preferential tax rate of 15%.

During the years ended December 31, 2017 and 2016, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Environmental Engineering and Design Company Limited, Shihezi Tianlan Environmental Protection Technology Company Limited, Da Tong Tianlan Environmental Protection Technology Service Company Limited and Hangzhou Tianlan Environmental Testing Technology Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 10% only.

The provision for income taxes consists of:

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	4,237	6,298	3,351

Income taxes	4,237	6,298	3,351

Deferred tax benefit:	(405)	(1,337)	(177)

Total deferred taxes	(405)	(1,337)	(177)

Total	3,832	4,961	3,174

The principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates are as follows:

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Income before income taxes	30,047	27,603	24,927

Computed tax using respective companies’ statutory tax rates	4,548	4,078	3,767
(Over)-provision for income tax in prior years	(29)	57	-
Permanent difference	(459)	(82)	-
Temporary differences	(405)	(1,337)	(177)
Tax effect of revenue not subject to tax	(1,438)	(901)	(1,068)
Tax effect of expenses not deductible for tax purposes	1,435	2,732	596
Tax effect of unused tax losses not recognized	180	414	56
Total provision for income tax at effective tax rate	3,832	4,961	3,174

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes - Continued

The components of deferred tax assets are as follows:

	2017	2016
	RMB’000	RMB’000
Allowance for doubtful debts	6,269	5,864
Net deferred tax assets	6,269	5,864

5
Other taxes receivable / payable

Other taxes receivable / payable comprises mainly Valued-Added Tax (“VAT”) and Business Tax (“BT”). The Group is subject to output VAT levied at the rate of 17% or 11% of the revenue from sales of equipment. The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable. BT is charged at a rate of 5% and 3% on the revenue from technique services and installation services respectively.

6
Other non-current assets

Other non-current assets represent deposits for sales and leaseback agreement amounted to approximately to RMB17,512,000 (2016: RMB17,512,000).

7
Accounts receivable, net

	2017	2016
	RMB’000	RMB’000
Accounts receivable	222,279	204,166
Less: Allowance for doubtful debts	(41,761)	(39,066)
	180,518	165,100

The following is an aging analysis of past due account receivables as of December 31, 2017 and 2016:

	2017	2016
	RMB’000	RMB’000
Within 1 year	128,413	118,476
1 year – 2 years	37,934	31,340
2 years – 3 years	9,158	9,387
3 years – 4 years	4,120	4,593
4 years – 5 years	893	240
Greater than 5 years	-	1,064
	180,518	165,100

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7
Accounts receivable, net (Continued)

At December 31, 2017, the trade receivables pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB24,363,000 (2016: RMB25,474,000).

8
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2017	2016
	RMB’000	RMB’000
Cost and estimated earnings in excess of billing	119,256	70,786
Prepayments	19,606	24,100
Other receivables	10,775	14,851
Other current assets	-	1,320
	149,637	111,057

The other current assets also include cost and estimated earnings in excess of billing.

Cost and estimated earnings in excess of billings

	2017	2016
	RMB’000	RMB’000
Contracts costs incurred plus estimated earnings	330,322	389,534
Less: Progress billings	(211,066)	(318,748)
Cost and estimated earnings in excess of billings	119,256	70,786

9
Inventories

	2017	2016
	RMB’000	RMB’000
Raw materials	4,741	5,606
Work in progress	6,452	7,269
Finished goods	3,924	230
	15,117	13,105

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Property, plant and equipment

	2017	2016
	RMB’000	RMB’000
Building and leasehold improvements	56,665	56,665
Furniture, fixtures and office equipment	10,911	9,660
Motor vehicles	4,410	4,451
Plant and machineries	115,349	115,349
Construction in progress	-	211

	187,335	186,336

Less: Accumulated depreciation	(46,856)	(36,496)

	140,479	149,840

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Depreciation charge	12,647	14,144	8,473

At December 31, 2017, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB99,406,000 (2016: RMB109,041,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Intangible assets, net

	2017	2016
	RMB’000	RMB’000
Patents	2,400	2,400
Others	567	567

	2,967	2,967

Less: Accumulated amortisation	(1,744)	(1,592)

	1,223	1,375

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Amortisation expense	152	575	193

The useful lives of intangible assets, net of the Group are normally 10-20 years. The following table represents the total estimated amortization of intangible assets, net for the five succeeding fiscal years to December 31, 2017:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000
2018	152
2019	152
2020	152
2021	152
2022	152
Thereafter	463
1,223

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Land use right, net

	2017	2016
	RMB’000	RMB’000
Land use right	7,361	7,361
Less: Accumulated amortisation	(1,763)	(1,614)
	5,598	5,747

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Amortisation expense	149	149	149

At December 31, 2017, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB1,645,000 (2016: RMB1,691,000).

The following table represents the total estimated amortization of land use right, net for the five succeeding fiscal years to December 31, 2017:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses RMB'000

2018	149
2019	149
2020	149
2021	149
2022	149
Therafter	4,853
5,598

13
Bank borrowings

	2017	2016
	RMB’000	RMB’000
Bank loan borrowed by the Company (note i)	28,000	20,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000
	33,000	25,000

(i)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2017 bears interest at fixed rates 4.87% and 5.22% (2016: 4.57%) per annum. Interest paid during the year ended December 31, 2017 was approximately RMB1,720,000 (2016: RMB1,221,000 and 2015: RMB3,768,000).

(ii)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2017 bears interest at fixed rates 5.39% (2016: 5.22%) per annum and is secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2017 was approximately RMB272,000 (2016: RMB154,000 and 2015: RMB369,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14
Other payables and accrued expenses

	2017	2016
	RMB’000	RMB’000
Deposits received from customers	52,777	35,225
Accrued expenses	10,751	10,116
Other payables	1,076	1,227
Deferred income	7,846	4,610
Amount due to a related company	-	5
	72,450	51,183

15
Borrowings

	2017	2016
	RMB’000	RMB’000
Current portion	29,438	25,076
Non-current portion	54,630	86,615
Total borrowings by the Company	84,068	111,691

(i)
On May 15, 2015, the Company signed a sales and leaseback agreement with lessor A with total principal of RMB 66,700,000 and is repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2017 bears interest at fixed rates 5.27% (2016: 5.27%) per annum and is secured by the Company’s machinery A. Interest paid during the year ended December 31, 2017 was approximately RMB2,027,000 (2016: RMB2,011,000 and 2015: RMB1,719,000) and was included in “Cost of revenue” in the Group’s consolidated statements of operations.

(ii)
On December 9, 2015, the Company signed a sales and leaseback agreement with lessor B with total principal of RMB 87,560,000 and is repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2017 bears interest at fixed rates 4.83% (2016: 4.83%) per annum and are secured by the Company’s machinery B and the franchise, income and account receivables generated from Machinery B. A. Interest paid during the year ended December 31, 2017 was approximately RMB3,273,000 (2016: RMB3,192,000 and 2015: Nil) and was included in “Cost of revenue” in the Group’s consolidated statements of operations.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16
Long-term investments

The Group's long-term investments consist of minority ownership interests in two limited liability companies, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements. During the year ended December 31, 2017, the Company and its subsidiary, invested RMB2,373,000 and RMB276,000 (totally RMB2,649,000) into two limited liability companies respectively. The carrying values of these investments approximately RMB1,861,000 and RMB130,000 (totally RMB1,991,000) as at December 31, 2017 (December 31, 2016: Nil).

17
PRC statutory reserves

Under the relevant PRC laws and regulations, the Group is required to appropriate a certain percentage of its respective net income to two statutory funds, namely the statutory reserve fund and the statutory staff welfare fund.

(i)
Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate at least 10% its net income to the statutory reserve fund until such fund reaches 50% of its registered capital. The statutory reserve fund can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase registered capital, provided that such fund be maintained at a minimum of 25% of its registered capital.

(ii)
Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate certain amount of its net income to the statutory staff welfare fund determined by them. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the Group.

18
Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount.

19
Pension plan

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group contributes approximately 12% to 14% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2017, 2016 and 2015, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB4,298,000, RMB3,905,000 and RMB3,850,000 respectively.

20
Risk factors

The Group’s activities expose it mainly to credit risk.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash in banks is not insured in PRC.

There is no policy for requiring collateral for the credit risk of financial instruments by the Group (2016: Nil).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

21
Related party

There were insignificant transactions with related parties in the years 2017 and 2016 other than those disclosed elsewhere in the consolidated financial statements.

22
Commitments and contingencies

(i)
Operating leases

The Group has no rental expense during the year ended December 31, 2017 (2016 and 2015: RMB Nil). As of December 31, 2017, the Group has no future minimum lease payments under non-cancellable operating leases.

(ii)
Litigation

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have a material adverse effect on the business, financial conditions or results of operations.

23
Subsequent events

On January 25, 2018, the shareholders approved the transfer of Hangzhou Tianlian Environmental Testing Technology Company Limited’s shares of RMB6,400,000, with shareholding of 80% from the Company to Wu Zhongbiao, Jin Ruiben and Li Jun amounting to RMB5,040,000, RMB600,000 and RMB760,000, respectively. Upon the completion of the transfer, the Company will no longer hold any shares of Hangzhou Tianlian Environmental Testing Technology Company Limited. Meanwhile, Wu Zhongbiao will be appointed as the chairperson and is considered as a related party.

On January 25, 2018, the shareholders approved the transfer of Zhejiang Tianlan Environmental Engineering and Design Company Limited’s shares of RMB5,100,000, with shareholding of 100% from the Company to Wu Zhongbiao and Wang Yuejun amounting to RMB4,590,000 and RMB510,000, respectively. Upon the completion of the transfer, the Company will no longer hold any shares or obligations on capital injection of Zhejiang Tianlan Environmental Engineering and Design Company Limited.

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material events or transactions which would require recognition or disclosure in the consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

Consolidated Financial Statements as of December 31, 2017

Page

Reports of Independent Registered Public Accounting Firm	F-65 to F-66
Consolidated Balance Sheets as at December 31, 2017 and 2016	F-67
Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015	F-68
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015	F-69
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015	F-70
Notes to the Consolidated Financial Statements	F-71 to F-86

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Zhejiang Jiahuan Electronic Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiary (hereinafter collectively referred to as the “Group”) as of December 31, 2017, and the related consolidated statements of operations and changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with the accounting principles generally accepted in the United States of America.

Basis for opinion

This consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in this consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited
Union Power HK CPA Limited (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 14, 2018

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Jiahuan Electronic Company Limited

We have audited the accompanying consolidated balance sheet of Zhejiang Jiahuan Electronic Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2016, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-years periods ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2016 and the consolidated results of their operations and cash flows for each of the years in the two-years ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)
Certified Public Accountants
Hong Kong, April 26, 2017

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	Note	2017	2016
		RMB’000	RMB’000
Assets

Current assets:
Cash and cash equivalents		7,135	6,595
Restricted cash		1,495	1,498
Accounts receivable, net	5	91,853	91,037
Notes receivables		9,476	11,064
Prepayments and other current assets	6	14,290	15,442
Inventories	8	15,057	28,005
Tax recoverable		54	-

Total current assets		139,360	153,641

Property, plant and equipment, net	9	19,962	21,861
Land use right, net	10	6,125	6,288
Intangible asset, net	11	3,645	242
Long term investment	7	69	69
Total non-current assets		29,801	28,460
Total assets		169,161	182,101

Liabilities and shareholders’ equity

Current liabilities:
Short term bank loans	13	27,500	28,200
Note payable		-	4,750
Accounts payable		22,997	27,595
Other payables and accrued expenses	12	7,916	13,911
Taxes payable		2,694	1,466

Total current liabilities		61,107	75,922

Other long term liabilities	15	5,495	5,671
Commitments and contingencies	18
Shareholders’ equity:
Share capital
RMB80,000,000 (2016: RMB80,000,000) authorized and fully paid		80,000	80,000
Capital reserves		(1,399)	(1,399)
PRC statutory reserves	16	3,095	3,095
Retained earnings		20,863	18,812

Total shareholders’ equity		102,559	100,508

Total liabilities and shareholders’ equity		169,161	182,101

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		RMB’000	RMB’000	RMB’000
Revenue, net		110,621	111,585	115,515

Cost of revenue		(76,788)	(65,304)	(76,473)
Gross profit		33,833	46,281	39,042

Selling and administrative expenses		(33,612)	(35,671)	(30,792)
Operating income		221	10,610	8,250
Non-operating income		-	922	-
Non-operating expense		(441)	(1,518)	-
Interest expenses		(1,310)	(2,752)	(3,861)
Other income, net	3	5,846	4,592	1,408
Other expenses, net		(2)	(5)	-
Income before income taxes		4,314	11,849	5,797

Income taxes	4	(263)	(1,387)	(861)
Net income		4,051	10,462	4,936

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	4,051	10,462	4,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,093	2,211	2,296
Loss on sale property, plant and equipment	-	147	-
Write off of property, plant and equipment	176	-	32
Amortisation of intangible asset	591	266	83
Amortisation of land use right	163	163	163
Other gains	-	-	(282)
(Increase) / decrease in current assets:
Accounts receivable, net	(816)	8,795	(25,939)
Note receivables	1,588	(10,364)	5,004
Prepayments and other current assets	1,152	2,030	(3,072)
Inventories	12,948	(6,542)	10,786
Increase / (decrease) in current liabilities:
Accounts payable	(4,598)	465	2,269
Note payable	(4,750)	1,155	3,595
Other payables and accrued expenses	(5,995)	3,688	(3,145)
Taxes payable	1,174	(1,426)	1,121
Other long-term liability	(176)	(119)	(133)

Net cash provided by / (used in) operating activities	7,601	10,931	(2,286)

Cash flows from investing activities:
Purchase of intangible asset	(3,994)	-	(591)
Purchase of property, plant and equipment	(370)	(613)	(258)
Proceeds from the sale of property, plant and equipment	-	182	-

Net cash used in investing activities	(4,364)	(431)	(849)

Cash flows from financing activities:
Repayment of short term bank loan	(28,200)	(39,400)	(50,400)
Proceeds from short term bank loan	27,500	28,200	63,200
Decrease in amounts due to shareholders	-	-	(5,470)
Dividend paid to shareholders	(2,000)	-	-

Net cash (used in) / provided by financing activities	(2,700)	(11,200)	7,330

Net increase / (decrease) in cash, cash equivalents and restricted cash	537	(700)	4,195
Cash, cash equivalents and restricted cash, beginning of year	8,093	8,793	4,598

Cash, cash equivalents and restricted cash, end of year	8,630	8,093	8,793

Cash breakdown	7,135	6,595	7,303
Cash and cash equivalents	1,495	1,498	1,490
Restricted cash	8,630	8,093	8,793

Supplementary information	RMB’000	RMB’000	RMB’000
Interest paid	(1,311)	(2,752)	(3,861)
Income tax paid	(114)	(2,813)	-

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Share capital	Capital reserves	PRC statutory reserves	Retained earnings	Non-controlling interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2015	11,250	8,542	20,931	44,387	283	85,393
Net income	-	-	-	4,936	-	4,936
Disposal of Non-controlling interest	-	-	-	-	(283)	(283)
Balance as of December 31, 2015	11,250	8,542	20,931	49,323	-	90,046
Capitalization of reserves	27,777	(9,941)	(17,836)	-	-	-
Net income	-	-	-	10,462	-	10,462
Dividend paid	40,973	-	-	(40,973)	-	-
Balance as of December 31, 2016	80,000	(1,399)	3,095	18,812	-	100,508
Net income	-	-	-	4,051		4,051
Dividend paid	-	-	-	(2,000)	-	(2,000)
Balance as of December 31, 2017	80,000	(1,399)	3,095	20,863	-	102,559

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

Details of the Company’s subsidiary are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities

	2017	2016
Zhejiang Jiahuan Engineering Technology Co., Ltd (Formerly known as Zhejiang Jiahuan Xinyu Environmental Production Co., Ltd)	100%	100%	PRC	Manufacturing and installation services of environmental production equipment

2
Summary of significant accounting policies

(a)
Basis of Consolidation

The consolidated financial statements include the financial statements of Zhejiang Jiahuan Electronic Company Limited and its subsidiary (the “Group”). In preparing the consolidated financial statements presented herewith, all significant intercompany balances and transactions have been eliminated on consolidation.

(b)
Subsidiary

A subsidiary is a company in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders

(c)
Revenue Recognition

Revenue from the sales of automatic control systems, electric voltage control equipment, environmental equipment, and solar and wind power equipment is recognized when the product is delivered and the title is transferred. For certain products where installation is necessary, revenue is recognized upon completion of installation.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB11,874,000, RMB8,814,000 and RMB6,982,000 for the years ended December 31, 2017, 2016 and 2015 respectively and were included in “Selling and Administrative” expenses in the Group’s consolidated statements of operations.

(e)
Taxation

The Group accounts for income and deferred tax under the provisions of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised.

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognizes interest and/or penalties, if any, related to income tax matters in income tax expense. The Company did not have such uncertain tax positions in 2017, 2016 and 2015. The Group is subject to examination of tax authorities in PRC (open for audit for 2015 to 2017).

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the consolidated statements of operations for the period that includes the enactment date.

(f)
Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of three months or less. There were no cash equivalents as of December 31, 2017 and 2016.

(g)
Investments

Investments comprise marketable securities which are classified as available-for-sale securities and are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of shareholders’ equity. The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method, and records such gains and losses as a component of other income (expense), net in the consolidated statement of operations.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies – Continued

(h)
Receivables, net

Receivables, net are recorded at their nominal values. Doubtful debt allowances are provided for identified individual risks for these line items. If the loss of a certain part of the receivables is probable, doubtful debt allowances are provided to cover the expected loss. Receivables are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(i)
Inventories, net

Inventories are stated at the lower of cost or net realizable value determined using the first-in, first-out method. Costs include purchase and related costs incurred in bringing each product to its present location and condition. Net realizable value is calculated based on the estimated normal selling price, less further costs expected to be incurred for disposal. Provision is made for obsolete, slow moving or defective items, where appropriate.

(j)
Property, Plant and Equipment and Land Use Right, net

Property, plant and equipment are stated at cost less accumulated depreciation. Gains or losses on disposal are reflected in current operations. Major expenditures for betterments and renewals are capitalised. All ordinary repair and maintenance costs are expensed as incurred.

Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC Law, may sell the right to use the land for a specific period for time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are classified as land use right.

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	50 years
Buildings	20 years
Plant and machinery	5 to 20 years
Office equipment	3 to 10 years
Motor vehicles	5 to 10 years

(k)
Intangible Assets, net

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies – Continued

(l)
Impairment for long lived assets

The Group adheres to FASB ASC Subtopic 360-10, Property, Plant, and Equipment, which requires impairment losses to be recorded for property, plant and equipment to be held and used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. The Group determines the existence of such impairment by measuring the fair value and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured at the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to its estimated fair value. Charges for the asset impairment reduce the carrying amount of the long-lived assets to its estimated salvage value in connection with the decision to dispose of such assets. There were no impairment losses recorded during each of the three years  in the period ended December 31, 2017, 2016 and 2015.

(m)
Warranties

The suppliers of the Group offer a standard one-year warranty to end customer of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis.

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies – Continued

(p)
Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, "Revenue from Contracts with Customers", also known as the "New Revenue Standard". This update is the result of a collaborative effort by the FASB and the International Accounting Standards Board to simplify revenue recognition guidance, remove inconsistencies in the application of revenue recognition, and to improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive for those goods or services. The New Revenue Standard is applied through the following five-step process:

1. Identify the contract(s) with a customer.

2. Identify the performance obligation in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, this update is effective for annual and interim reporting periods beginning after December 15, 2017 with early adoption permitted. This standard can be applied on either a retrospective or modified retrospective approach. Since May, 2014, a number of ASU's have been issued which further refine the original guidance issued under ASU 2014-09 and are effective in conjunction with this original standard.

The Group established an implementation approach to assess the impact of the new revenue guidance on its operations, consolidated financial statements and related disclosures. This assessment included (1) performing contract analyses for each revenue stream identified, (2) assessing the noted differences in recognition and measurement that may result from adopting this new standard, (3) performing detailed analyses of contracts with large customers, and (4) performing transaction level testing for consistency with contract provisions that affect revenue recognition. The Group evaluated the potential impacts of the new standard on its existing revenue recognition policies and procedures during the fiscal year ended December 31, 2017, and determined that the Group’s performance obligations are met at goods/service delivery point, with no other material obligations. The Group further determined that its warranty terms are consistent. The Group also determined that there were no incremental disaggregated revenue disclosures required in our consolidated financial statements. Based on the results of the evaluation, adoption of the new standard will not have a material impact on our consolidated financial statements. The New Revenue Standard became effective for us on January 1, 2018 and was applied on a retrospective basis, with no cumulative effect of adoption to any of the consolidated financial statement line items.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(p)
Recently Issued Accounting Pronouncements - continued

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities (Topic 825)". ASU 2016-01 revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 requires the change in fair value of many equity investments to be recognized in net income. ASU 2016-01 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Adopting ASU 2016-01 will result in a cumulative effect adjustment to the Group's retained earnings as of the beginning of the year of adoption. The Group does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements because there are no material investments in certain equity investments and financial liabilities measured at fair value.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments:, which is effective for fiscal years beginning after December 15, 2019. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The Group does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements because there are no material expected credit losses for financial assets, no available-for-sale debt securities and no purchased financial assets with credit deterioration.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows – (Topic 230): Classification of Certain Cash Receipts and Cash Payments". ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. Early application is permitted. The Group does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements because for distributions received from equity method Investees, it is already using the nature of the distribution approach.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which is effective for fiscal years beginning after December 15, 2017. These amendments s require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Group adopted ASU 2016-18 effective January 1, 2017. The adoption of this guidance did not have a material impact on our consolidated financial statements.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(p)
Recently Issued Accounting Pronouncements - continued

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which is effective for fiscal years beginning after December 15, 2017. These amendments clarify the definition of a business. The amendments affect all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements because no planned business combination is to be made.

In March 2017, the FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which is effective for fiscal years beginning after December 15, 2017. The amendments apply to all entities that offer employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715, Compensation — Retirement Benefits. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments also allow only the service cost component to be eligible for capitalization when applicable (e.g., as a cost of internally manufactured inventory or a self-constructed asset). The Group does not expect the adoption of ASU 2017-07 to have a material impact on its consolidated financial statements because no material employees defined benefit pension plans.

No other new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the consolidated financial statements.

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

Level 1 – Valuations based on unadjusted quoted prices in active market for identical assets or liabilities that the Group holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Valuation based on observable prices that are based on inputs not quoted on active market, but corroborated by market data.
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group adheres to ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, net, notes receivables, prepayments and other current assets, short-term bank loans, note payable, accounts payable, other payables and accrued expenses. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, net, notes receivables, prepayments and other current assets, short term bank loans, note payble, accounts payable, other payables and accrued expenses approximate their fair value due to the short term maturities of these instruments.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies - Continued

(r)
Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenues, and the Group’s shipping and handling costs are included in cost of revenues.

(s)
Restricted Cash

Restricted cash represents cash deposits retained with banks in the PRC for staff welfare. The amount is expected to be released within one year after the balance sheet date.

 (t)
Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

(u)
Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, net, and prepayments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2017 and 2016, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from the customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Prepayments made to suppliers are typically unsecured and arise from deposits paid in advance for future purchases. Due to the Group’s concentration of prepayments made to a limited number of suppliers and the significant prepayments that are made to them, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to prepayments made to suppliers is mitigated by credit evaluations that the Group performs on its suppliers prior to making any prepayments and the ongoing monitoring of its suppliers’ performance.

(v)
Government grant income

Government grant income consisted of receipt of funds to subsidize the investment cost of information technolofy system development and market development in China. No present of future obligation arises from the receipt of such amount.

Government grants are recognized in the consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the condistions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in the consolidated statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and sonsequently are effectively recognized in the consolidated statement of operations over the useful life of the asset by way of reduced depreciation expenses.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3
Other income, net

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Government grant	4,350	3,115	200
Rental income (i)	1,316	1,271	901
Interest income	4	54	44
Sundry income	176	152	263
	5,846	4,592	1,408

(i)
Rental income under operating leases is recognized on a straight-line basis over the term of the relevant lease.

4
Income taxes

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. The Company is classified as HNTE which enjoys a preferential tax rate of 15%.

The provision for income taxes consists of:

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Income taxes	263	1,387	861

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Income taxes (continued)

The principal reconciling items from income tax computed at the statutory tax rates and at the effective income tax rates are as follows:

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Income before income taxes	4,314	11,849	5,797

Computed tax using respective companies’ statutory tax rates	988	2,326	1,119
Tax effect on revenue not subject to tax	(752)	(930)	(447)
Under / (over) provision for income tax in prior years	27	(9)	189
Total provision for income tax at effective tax rate	263	1,387	861

No deferred tax assets or liabilities have been recognized in the consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at December 31, 2017, and 2016.

5
Accounts receivable, net

	2017	2016
	RMB’000	RMB’000
Accounts receivable, gross	91,885	91,069
Less: Allowance for doubtful debts	(32)	(32)
Accounts receivable, net
	91,853	91,037

	2017	2016
	RMB’000	RMB’000
Balance at beginning and end of the year
	(32)	(32)

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2017	2016
	RMB’000	RMB’000
Prepayments and other receivables	8,026	11,994
Deposits	6,264	3,448
	14,290	15,442

7
Long term investment

	2017
		Gross unrealized
	Amortized cost	Gains	Losses	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000
Long term investment:
Unlisted investment	69	-	-	69

	2016
		Gross unrealized
	Amortized cost	Gains	Losses	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000
Long term investment:
Unlisted investment	69	-	-	69

Long term investment valued at amortized cost.

The fair value of the unlisted investment approximates its book value.

8
Inventories

	2017	2016
	RMB’000	RMB’000
Raw materials	1,764	6,529
Work in progress	11,316	11,264
Finished goods	1,977	10,212
	15,057	28,005

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9
Property, plant and equipment, net

	2017	2016
	RMB’000	RMB’000
Buildings	34,724	34,724
Plant and machinery	5,813	7,014
Office equipment	1,252	1,206
Motor vehicles	467	467
	42,256	43,411
Less: Accumulated depreciation	(22,294)	(21,550)
	19,962	21,861

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Depreciation charge	2,093	2,211	2,296

Buildings with a carrying amount of approximately RMB34,724,000 and RMB34,724,000 as of December 31, 2017 and 2016 respectively were pledged, along with the land use right as discussed below, to secure the Company’s short-term bank loans.

10
Land use right, net

	2017	2016
	RMB’000	RMB’000
Land use right	7,987	7,987
Less: Accumulated amortisation	(1,862)	(1,699)
	6,125	6,288

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Amortisation expense	163	163	163

Land use right, net with a carrying amount of approximately RMB6,125,000 and RMB6,288,000 as of December 31, 2017 and 2016 was pledged, along with the buildings discussed above, to secure the Company’s short-term bank loans.

The following table represents the total estimated amorization of land use right, net for the five succeeding fiscal years to December 31, 2017:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000
2018	163
2019	163
2020	163
2021	163
2022	163
Thereafter	5,310
6,125

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Intangible asset, net

	2017	2016
	RMB’000	RMB’000
Software	4,688	591
	4,688	591
Less: Accumulated amortization	(1,043)	(349)
	3,645	242

	2017	2016	2015
	RMB’000	RMB’000	RMB’000
Amortization expenses	591	266	83

The useful lives of intangible assets, net of the Group are normally 5-20 years. The following table represents the total estimated amortization of intangible assets, net for the five succeeding fiscal years to December 31, 2017:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000

2018	591
2019	591
2020	591
2021	591
2022	591
Thereafter	690
3,645

12
Other payables and accrued expenses

	2017	2016
	RMB’000	RMB’000
Deposits received from customers	4,938	10,979
Accrued expenses	2,909	2,795
Other payables	69	137
	7,916	13,911

13
Short term bank loans

The short term loans as of December 31, 2017 bear interest at fixed rates ranging from 4.9% to 5.655% per annum (December 31, 2016: 4.568% to 6.630%) with maturity dates from March 2, 2018 to December 17, 2018 and are secured by the Company’s buildings and land use right. Interest paid during the years ended December 31, 2017 and 2016 was approximately RMB1,310,000 and RMB2,752,000 respectively.

14
Dividends to shareholders

In the fiscal year ended December 31, 2017 the Company declared and paid a dividend of RMB2,000,000 to the shareholders (2016: declared RMB40,973,000).

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

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16
PRC statutory reserves

Under the relevant PRC laws and regulations, the Group is required to appropriate a certain percentage of its respective net income to two statutory funds, namely the statutory reserve fund and the statutory staff welfare fund.

(i)
Statutory reserve fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate at least 10% of its net income to the statutory reserve fund until such fund reaches 50% of its registered capital. The statutory reserve fund can be utilised upon the approval by the relevant authorities, to offset accumulated losses or to increase its registered capital, provided that such fund be maintained at a minimum of 25% of its registered capital.

(ii)
Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the Group is required to allocate certain amount of its net income to the statutory staff welfare fund determined by it. The staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the Group.

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

During the year ended December 31, 2017 and 2016, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB1,317,000 and RMB1,799,000 respectively.

18
Commitments and contingencies

(i)
Operating leases

The Group has no rental expense during the year ended December 31, 2017 (2016 and 2015: RMB Nil). As of December 31, 2017, the Group has no future minimum lease payments under non-cancellable operating leases.

(ii)
Litigation

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have a material adverse effect on the business, financial condition or results of operations.

ZHEJIANG JIAHUAN ELECTRONIC COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19
Future Minimum rental receivable

The Company entered into two separate tenancy agreements with two third parties with lease term from August 15, 2016 to August 14, 2019 with monthly rental income of RMB48,972 for the period from August 15, 2016 to August 14, 2018 and RMB 51,420 for the period from August 15, 2018 to August 14, 2019 and with lease term from May 15, 2017 to May 14, 2019 with monthly rental income of RMB20,880 for the period from May 15, 2017 to May 14, 2018 and RMB21,924 for the period from May 15, 2018 to May 14, 2019, respectively.

At the end of the reporting period, the Company’s total future minimum rental receivable under non-cancellable operating leases is as follows:-

	2017	2016
	RMB’000	RMB’000
Within 1 year	859	791
After 1 year but within 5 years	447	-
	1,306	791

20
Risk factors

The Group’s activities expose it mainly to credit risk.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash in banks is not insured in PRC.

There is no policy requiring collateral for the credit risk of financial instruments by the Group (2016: Nil).