Form 20-F
period 2018-12-31
EURO TECH HOLDINGS CO LTD
filed 2019-05-14
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number  000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 Unit D, 18/F Gee Chang Hong Centre 65 Wong Chuk Hang Road Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	CLWT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.
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

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This item does not apply to annual reports on Form 20-F.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

This item does not apply to annual reports on Form 20-F.

ITEM 3.      KEY INFORMATION

A.    SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income / (loss) data for years ended December 31, 2018, 2017, and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income / (loss) data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2018	2017	2016	2015	2014
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,267	3,380	3,751	2,480	4,857
Working capital(1)	6,013	2,986	3,101	3,698	5,267
Total assets	23,065	23,737	23,104	21,270	23,399
Short-term debt(2)	0	97	720	0	0
Net assets	15,545	17,107	16,618	16,456	17,530
Capital Stock	123	123	123	123	123

(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2018	2017	2016	2015	2014
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income / (loss) Data:
Revenue	20,104	17,350	22,478	18,302	18,822
Cost of revenue	(16,405)	(12,937)	(17,527)	(14,259)	(13,991)
Gross profit	3,699	4,413	4,951	4,043	4,831
Finance costs	(7)	(11)	(19)	(4)	-
Selling and Administrative Expenses	(4,751)	(4,976)	(5,602)	(5,997)	(5,802)
Operating loss	(1,059)	(574)	(670)	(1,958)	(971)
Interest Income	35	24	18	45	27
Other income / (losses), net	58	(14)	5	9	65
Gain on disposal of property, plant and equipment	3	-	7	-	-
(Loss) before taxes	(963)	(564)	(640)	(1,904)	(879)

Income taxes credit / (expense)	312	(28)	(228)	47	(18)
Net gain on deemed disposal of affiliate	-	128	24	-	-
Equity in (loss) / income of affiliates	(932)	831	1,002	850	605
Gain on disposal of affiliate	1,522	-	-	-	-
Net (loss) / profit	(61)	367	158	(1,007)	(292)

Add: net loss attributable to non-controlling interests	149	106	73	391	169
Net profit / (loss) attributable to the Company	88	473	231	(616)	(123)

Other comprehensive income/(loss)
Net (loss) / profit	(61)	367	158	(1,007)	(292)
Foreign exchange translation adjustments	(58)	122	4	(63)	(15)

Comprehensive (loss) / income	(119)	489	162	(1,070)	(307)
Add: Comprehensive loss attributable to non-controlling interests	182	45	127	477	176

Comprehensive income/(loss) attributable to the Company	63	534	289	(593)	(131)

Net income / (loss) per Ordinary Share-Basic	0.04	0.23	0.11	(0.30)	(0.06)
-Diluted	0.04	0.23	0.11	(0.30)	(0.06)

Weighted Average Number of Ordinary Shares Outstanding
Basic	2,061,909	2,061,909	2,061,909	2,063,738	2,069,223
Diluted	2,061,909	2,061,909	2,061,909	2,063,738	2,069,223

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2014 through 2018, the Renminbi has fluctuated and at the end of 2018, 2017, 2016, 2015 and 2014, the exchange rates were approximately RMB 6.8785 = US$1.00, RMB 6.5040 = US$1.00, RMB 6.9445 = US$1.00, RMB 6.4855 = US$ 1.00 and RMB 6.2069 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in the People’s Republic of China’s (“PRC”) political and economic conditions.

The high, low and average exchange rates are set forth below:

	Rate at Period End	Low	High	Average
US$ to RMB

Fiscal 2014	6.2069	6.0428	6.2611	6.1612
Fiscal 2015	6.4855	6.1931	6.4900	6.2854
Fiscal 2016	6.9445	6.4571	6.9593	6.6444
Fiscal 2017	6.5040	6.9651	6.4347	6.7371
Fiscal 2018	6.8785	6.2460	6.9783	6.6353

US$ to HK$

Fiscal 2014	7.7502	7.7500	7.7677	7.7524
Fiscal 2015	7.7564	7.7493	7.8240	7.7549
Fiscal 2016	7.7555	7.7504	7.8267	7.7624
Fiscal 2017	7.8129	7.7528	7.8292	7.7951
Fiscal 2018	7.8316	7.7928	7.8504	7.8376

The Following Months	Low	High	Average
US$ to RMB

October 2018	6.8689	6.9783	6.9203
November 2018	6.8689	6.9723	6.9383
December 2018	6.8338	6.9590	6.8890
January 2019	6.6955	6.8839	6.7943
February 2019	6.6768	6.7956	6.7396
March 2019	6.6726	6.7408	6.7137

US$ to HK$

October 2018	7.8231	7.8476	7.8373
November 2018	7.8125	7.8441	7.8286
December 2018	7.8011	7.8353	7.8213
January 2019	7.8274	7.8472	7.8409
February 2019	7.8434	7.8499	7.8478
March 2019	7.8452	7.8504	7.8493

B.    CAPITALIZATION AND INDEBTEDNESS

This item does not apply to annual reports on Form 20-F.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

This item does not apply to annual reports on Form 20-F.

D.    RISK FACTORS

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.5% GDP in 2011 to 6.6% GDP in 2018 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by domestic consumer demand. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. From 2016 through 2018, the annual growth rates in imports and exports were -5.5%, 5.9%, 15.8% and -7.7%, 7.9%, 9.9%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.6% in 2018. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; more recently, the average inflation rate has increased by 1.9%, 1.4%, 2.0%, 1.6% and 2.1% in 2014, 2015, 2016, 2017 and 2018, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our sales. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, our principal offices are located in Hong Kong and all of our directors and executive officers reside within Hong Kong and China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, we understand that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law.

 China’s State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, in July 2014. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No.37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015.  SAFE Circular No. 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the SAFE Circular No. 37, except that those PRC residents who have failed to comply with the SAFE Circular No. 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our Company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

 Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and consolidated affiliated entities are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and consolidated affiliated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and consolidated affiliated entities. Although we monitor such authorized personnel, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated affiliated entities, we or our PRC subsidiary and consolidated affiliated entity would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar.  Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, the Renminbi depreciated approximately 1.1% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

The PRC has had Turbulent Relations with the United States of America (the “United States” or the “U.S”).

Recently, the United States and China have imposed new or higher tariffs on goods imported from the other's country, and have threatened the imposition of additional tariffs in retaliation. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, changes in trade relations between the United States and China may trigger negative customer sentiment or retaliation towards companies in China with ties to the United States, potentially resulting in a negative impact on our results of operations and financial condition.

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

During Fiscal 2018, the Company had revenues of approximately US$20,104,000, operating losses of approximately US$1,059,000, and losses before income taxes, equity in loss of affiliates and non-controlling interests of approximately US$963,000. In addition, we had income tax credits of US$312,000, equity in loss of affiliates of (US$932,000), and a gain on the disposal of affiliate of US$1,522,000. As a result, we had a net loss of $61,000 for Fiscal 2018 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2018 was the decrease in the gross profit margin percentage of contracts under the keen competitive market condition. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income/(loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $63,000 for Fiscal 2018. During Fiscal 2017, the Company had revenues of approximately US$17,350,000, operating losses of approximately US$574,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of approximately US$564,000. In addition, we had we had income tax expenses of US$28,000, a net gain on deemed disposal of affiliate of US$128,000 and equity in income of affiliates of US$831,000. As a result, we had a net profit of US$367,000 for Fiscal 2017 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2017 was decrease in revenue, and research and development costs incurred of approximately US$163,000. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income/(loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $534,000 for Fiscal 2017. During Fiscal 2016, the Company had revenues of approximately US$22,478,000, operating losses of approximately US$670,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of approximately US$640,000. In addition, we had income tax expenses of US$228,000, a net gain on deemed disposal of affiliate of $24,000 and equity in income of affiliates of US$1,002,000. As a result, we had a net profit of US$158,000 for Fiscal 2016 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2016 was research and development costs of approximately US$475,000. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income/(loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $289,000 for Fiscal 2016.

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

Future Plans to Increase Revenue, Decrease Losses and Achieve Profitability are Uncertain.

The Company has been attempting to stem the decline in revenue by streamlining its activities. The Company has reduced its staff, consolidated offices and is trying to improve staff efficiencies. To date, this effort has not been successful, but the Company plans to continue these economizing efforts. In addition, the Company has obtained formal certification from China’s Classification Society (“CCS”), and from the U.S. Coast Guard for use as an Alternate Management Systems (“AMS”) in U.S. waters, for its ballast water treatment system (“BWTS”) models 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour, as well as RS type approval (Russian Maritime Register) for its 300 Cubic Meters per hour BWTS. The Company also received an anti-explosion certificate from China National Quality Supervision and Test Centre for Explosion Protected Electrical Products for its BWTS in 2017.

During 2015, the Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu, and such goods were delivered in 2016. It also received an order for one set of P-300 BWTS for a scientific research ship from Russia in 2017 and completed in 2018. In addition, in 2018, it received a PRC government grant for port ballast solution. The Company is commencing a barge and port R&D product development project as part of its efforts to continue to be a pioneer of research and development for ballast water technology in Asia. The Company hopes to receive revenues from both port (barge) and commercial vessels for ballast water treatment including retrofit orders and new built orders. However, the intake of retrofit orders may be affected by, among other things, the decision of International Maritime Organization (“IMO”), a specialized agency of the United Nations that serves as the global standard-setting authority for the safety, security and environmental performance of international shipping, to extend the phase-in period for ballast water system retrofits until September 2019, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers. There can be no assurance that the Company’s continued streamlining efforts, or that sales of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

Increases in manufacturing and operating costs and/or the ability to achieve the savings anticipated from our structural cost improvement initiative may affect operating results.

Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, energy and related utilities and cost of labor. The achievement of our financial objectives is reliant on our ability to manage these fluctuations through cost savings or recovery actions and efficiency initiatives.

We may pursue a number of structural cost improvement initiatives from time to time, but these efforts may not improve our financial performance or produce the full efficiencies and benefits we expect due to delays or other factors affecting our execution of these initiatives.

We are subject to a variety of litigation and similar proceedings in the course of our business that could adversely affect our financial statements.

We may be subject to various litigations and similar proceedings incidental to our business that arise in the ordinary course of our business, including claims for damages arising out of the use of our products and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, environmental matters and personal injury. These lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert management’s attention, we may incur significant expenses in defending these lawsuits and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our consolidated financial statements. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against such losses and expenses. In addition, developments in legal proceedings in any given period may require us to revise our expectations regarding the outcome of certain matters or adjust the loss contingency estimate that is recorded in our consolidated financial statements, which could adversely affect our results of operations or cash flows in any particular period. We cannot assure that our liabilities in connection with litigation and similar proceedings will not exceed estimates or adversely affect our consolidated financial statements or reputation.

Our business depends significantly on the strength of our product brands and corporate reputation; our failure to develop, maintain and enhance our product brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. Our promotional activities may prove to be expensive and may fail to either effectively promote our product brands or generate additional sales.

 In addition, our product brands, corporate reputation and product sales could be harmed if, for example:

●
 our advertisements, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

●
our products fail to meet customer expectations;

●
we provide poor or ineffective customer service;

●
our products contain defects or otherwise fail; or

●
consumers confuse our products with inferior or counterfeit products.

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

Risks related to our existing and future joint ventures, acquisitions and investments also include, as applicable:

●
our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to secure financing to fund those activities;

●
we may disagree with our joint venture partner(s) or other investors on how the venture or business investment should be managed and/or operated;

●
to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

●
the joint venture or investment could suffer losses and we could lose our total investment, which would have a negative effect on our operating results.

Any of these events could distract our management’s attention and result in our not obtaining the anticipated benefits of our joint ventures, acquisitions or investments and, in turn, negatively affect the performance of such joint ventures, acquisitions and investments and their respective contributions to our results of operations.

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

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

 We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product transportation insurance covering risk of product loss during transportation, property insurance for our warehouse covering the risk of product loss in the warehouse, and third party liability insurance for certain contracts. We also provide social security insurance, including work-related injury insurance, and medical insurance for our employees. However, we do not maintain business liability, interruption or litigation insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”) and Hioki E.E. Corp. (“Hioki”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2016, our sales revenue from trading activities increased by approximately 12%. During Fiscal 2017, our sales revenue from trading activities decreased by approximately 20%. During Fiscal 2018, our sales revenue from trading activities increased by approximately 25%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2018, sales to our two largest customers amounted in the aggregate to approximately 22% of our total revenue. For the year ended December 31, 2017, sales to our four largest customers amounted in the aggregate to approximately 27% of our total revenue. For the year ended December 31, 2016, sales to our three largest customers amounted in the aggregate to approximately 25% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2018, 2017 and 2016, respectively, we had one customer that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Customer A	15%	10%	13%

If we cannot maintain long-term relationships with this major customer, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

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

The Company does not control certain joint ventures or associated companies in which it holds interests or invests, which could limit Company’s ability to identify and manage risks.

Company holds interests and has invested, and may continue to hold interests and invest, in joint ventures or associated companies in which it has a non-controlling interest; for example, Zhejiang Tianlan Environmental Protection Technology Co., Ltd.. In these cases, Company has limited influence over, and limited or no control of, the governance, performance and cost of operations of such entities. Some of these entities may represent significant investments and potentially also use the Company’s brand. These entities that Company does not control may make business, financial or investment decisions contrary to Company’s interests or may make decisions different from those that Company itself may have made. Additionally, Company’s partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Company to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subjecting Company to additional claims.

The Company’s inability to secure and maintain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Company is dependent on its ability to obtain and maintain trademarks, patents, licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Company. This is particularly applicable to the Company’s PRC subsidiary, Shanghai Euro Tech Limited, which engages in the development, production and sale of analytical and testing instruments and equipment, and is applying for related patents.

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact the Company's financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

The Company may be subject to local laws, regulations, rules and ordinances relating to pollution, protection of the environment, greenhouse gas emissions, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In addition, the Company may have costs related to environmental remediation and restoration obligations associated with past and current sites as well as related to the Company’s past or current waste disposal practices or other hazardous materials handling. Although management will estimate and accrue liabilities for these obligations, it is reasonably possible that the Company’s ultimate cost with respect to these matters could be significantly higher, which could negatively impact the Company’s financial condition and results of operations. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the timing of the promulgation and enforcement of specific standards which impose the requirements. Moreover, changes in environmental regulations could inhibit or interrupt the Company’s operations, or require modifications to its facilities. Accordingly, environmental, health or safety regulatory matters could result in significant unanticipated costs or liabilities.

Health and Safety: Increased concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on the environment as well as perceived impacts of plant biotechnology on health and the environment have resulted in more restrictive regulations and could lead to new regulations.

Concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on health and the environment and the perceived impacts of plant biotechnology on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing, delays or failures in obtaining or retaining regulatory approvals, delayed product launches, lack of market acceptance and continued pressure for more stringent regulatory intervention and litigation. These concerns could also influence public perceptions, the viability or continued sales of certain of the Company's products, the Company's reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on the Company's results of operations.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Over the past two years, the trading price of our Ordinary Shares has ranged from US$2.00 to US$11.73 per common share, and the last reported trading price on May 7, 2019 was US$4.43 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2018 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2018. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2018 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

ITEM 4.       INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

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

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating loss of approximately US$137,000 in Fiscal 2017 and US$34,000 in Fiscal 2018 and we plan to wind it down upon collection of outstanding accounts receivable.

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

Far East owns a 19.4% (2017: 19.4%, 2016:19.7%) equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue decreased during Fiscal 2016, increased during Fiscal 2017 and decreased during Fiscal 2018, and its net income increased during Fiscal 2016 and 2017 and decreased significantly during Fiscal 2018 particularly due to the filing for bankruptcy liquidation of one of its major customers. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive. At the first 2018 General Meeting of Blue Sky’s shareholders held on January 25, 2018, it was resolved that Blue Sky should sell all of its shareholding in its wholly-owned subsidiary, Zhejiang Tianlan Environmental Engineering and Design Company Limited (‘Blue Sky Engineering’) to two of Blue Sky’s shareholders, including the major shareholder. After the General Meeting, some shareholders and their representatives (including the Company) expressed opposition to the sale, based upon, among other things, the fact that Blue Sky Engineering holds an Engineering design Qualification Certificate (Class A) (the “Engineering Certificate”) in the PRC, and if disposed, Blue Sky would thereby be rendered unable to conduct any engineering design business. In light of such opposition, management of Blue Sky sought the views of its shareholders, who indicated preference for the termination of the disposal of Blue Sky Engineering. As a result, the secretary of Blue Sky’s board of directors has informed the Company that Blue Sky would consult the related professional parties and duly decide and resolve upon this matter in accordance with the law. No final decision has been made with respect to this proposed transaction.

We previously had a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., a company incorporated in the PRC (“Jia Huan”), with total cost of investment US$2,486,000. Jia Huan was engaged in the environmental protection business since 1969. On March 5, 2018, we entered into an Equity Transfer Agreement to sell this 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan (the “Purchaser”), the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the Agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser paid the purchase price to us, in full in May 2018. As a result, we recognized a net gain of US$1,522,000 on the disposal of our equity interest in Jia Huan.

In Fiscal 2018, Blue Sky made a loss contribution of approximately US$786,000, and Jia Huan made a loss contribution of approximately US$146,000 (up to the date of disposal) to the Company. The loss contribution from Blue Sky in Fiscal 2018 was principally caused by a decrease in sales revenue as a result of the filing for bankruptcy liquidation of one of Blue Sky’s major customers, while the loss contribution from Jia Huan is only reflective of the loss contribution of Jia Huan up to the date of its disposal in May 2018.  In Fiscal 2017, Blue Sky and Jia Huan made income contribution of approximately US$712,000 and US$119,000, respectively, to the Company. In Fiscal 2016, Blue Sky and Jia Huan made income contribution of approximately US$689,000 and US$313,000, respectively, to the Company. China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, despite the loss contribution of Blue Sky in Fiscal 2018, management believes the development in the Chinese government policy will benefit our business as well as the business of its affiliate, Blue Sky.

B.     BUSINESS OVERVIEW

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

The Company distributes products through its Hong Kong headquarters, its trading companies and representative offices in Beijing, Shanghai and Chongqing. The Company’s PRC trading subsidiaries are Chongqing Euro Tech Rizhi Technology Co., Ltd. and Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. Guangzhou Euro Tech Environmental Equipment Co., Ltd. was closed on March 18, 2019.

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

During Fiscal 2018, there was increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2018 was US$6,354,000, while Shanghai Environmental incurred an operating loss of US$ 34,000. In addition, we incurred research and development costs of approximately US$160,000 in 2018 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$787,000. This resulted in operating loss from engineering activities of approximately US$821,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

 Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that we believe is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. To date, our existing distribution network for these products has had modest success. In 2016, we received a contract worth about US$6.0 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. This contract was completed in Fiscal 2017. In 2018, the Company received a PRC government grant for port ballast solution to fund the development of a prototype, which prototype expected to be completed prior to the end of 2019. The Company is undertaking marketing and promotion efforts related to the barge and port product development project in order to seek orders for this solution following its completion. We are also currently exploring ways to penetrate into the Russia market, although no assurance can be given that we will be able to do so.  In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful.

We also maintain a website which provides us with the ability to offer “on-line” product sales (via www.yibaynet.com.cn) at lower prices than our competitors. To date, however, this website has not generated any material income.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. We continue to promote our BWTS products that currently treat wastewater at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour.

We also anticipate that, during Fiscal 2019, we will spend up to an additional US$200,000 in research and development costs on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, water testing equipment and monitoring equipment.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits will start on September 8, 2019. The Company is continuing to look for strategic investors who are interested in providing financing for the application of the United States Coast Guard (“USCG”) Type Approval for its BWTS in order to enlarge is market coverage.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. Customers for sample pre-treatment equipment are mainly different laboratories of major cities under the Administration of Quality Supervision, Inspection and Quarantine in the PRC. The Company derived approximately 70.4%, 67.5% and 75.0% of its revenues from the sale of scientific instruments during Fiscal 2018, 2017 and 2016, respectively.

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

The Company derived approximately 28.5%, 31.2% and 23.6% of revenues from the sale of power solutions and process during Fiscal 2018, 2017 and 2016, respectively.

Technical Support.  The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.1%, 1.3% and 1.4% of its revenues from technical support operations during Fiscal 2018, 2017 and 2016, respectively.

Customers.  During Fiscal 2018, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2018, sales to our two largest customers amounted in the aggregate to approximately 22% of our total revenue, with one of such customers accounting for 15% of our total revenue.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and received orders of 11, 14 and 9 sets in Fiscal 2018, 2017 and 2016, respectively. The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We are going to carry out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines in order to get a certified test report from this approved laboratory. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in a number of trade shows and exhibitions. Although the regulation is not enforced now, we are getting market awareness of our product application. Shanghai Euro Tech Limited achieved its economic breakeven point in Fiscal 2014.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach and Hioki, which are the Company’s largest suppliers, with purchases from them accounting for approximately 63%, 7%, 5% and 4% during fiscal 2016, 45%, 10%, 9% and 5% during Fiscal 2017, and 55%, 8%, 7% and 7% during Fiscal 2018, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements and has an Authorization Letter from Hach appointing the Company as Hach’s distributor in Hong Kong and Macau which is valid until January 4, 2020. The Company has an Agreement with Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which is valid until March 31, 2020. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”) which replaced the Ministry of Environmental Protection (“MEP”) after the 13th National People’s Congress was held in March 2018. The new streamlined ministry is a sign of China’s upgraded dedication to the task of improving its environment. As of 2015, there were 2,810 monitoring centers in China. In the 19th Five-Year Program (2016-2020), MEE launched three major campaigns of prevention and control of environment, including action plans for control of air pollution, water pollution and soil pollution. Special action was also taken in the Beijing-Tianjin-Hebei region and the Yangtze River economic belt for air and water pollution control, respectively. Major indicators to assess air quality are SO2, NOX, PM10 and PM2.5. Indicators for water are COD, petroleum oil, total nitrogen, total phosphorus and ammonia nitrogen. We have designed and built instruments to detect these indicators. In-depth investigation of soil environment quality, building monitoring network and improvement of soil quality information management are ongoing. The government’s goal is to have 90% safe utilization of polluted farmland. The government has outsourced testing to commercial testing labs. Heavy metals and organic pollutants are being analyzed. Our concentrator automates evaporation and improves data quality for organic analysis. There can be no assurance that the agencies will continue to use our products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

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

During Fiscal 2018, 2017 and 2016, the Company’s gross profit margins were approximately 18%, 25% and 22%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

Website

The Company has an internet platform located at http://www.chinah2o.com. The website is directed toward environmental businesses in China. The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated sufficient external revenue.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has an internet platform. The website is located at http://www.yibaynet.com.cn. The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet. It can replace some functions of the closed retail shops.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong, and its wholly-owned trading company in Shanghai. During Fiscal 2016, the Company had a marketing and sales force of 21 people who are paid a salary plus a sales-based commission.  During Fiscal 2017, the Company had a marketing and sales force of 16 people who are paid a salary plus a sales-based commission. During Fiscal 2018, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Our remaining sales subsidiaries are located in: Shanghai, Chongqing and Xi’an. We are now closing Chongqing and Xi’an subsidiaries.

Our remaining representative office is located in Beijing, which is a sales office of Shanghai Euro Tech Limited.

Litigation

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Shanghai Euro Tech Environmental Engineering Company Limited (“Shanghai Environmental”), our wholly-owned subsidiary, filed a civil action claim in the Baise Intermediate People’s Court of Guangxi Zhaung Autonomous Region against GuangXi Tiandong Industrial Investment Development Co., Ltd., for outstanding accounts receivable debts of approximately of US$334,000. The litigation has not been concluded.

C.     ORGANIZATIONAL STRUCTURE

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

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

D.     PROPERTY, PLANT AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises. Rental expenses for the year ended December 31, 2018 were approximately US$276,000. Future minimum rental payments as of December 31, 2018, under the agreements classified as operating leases with non-cancellable terms amounted to US$87,000, of which US$87,000 are payable in the year 2019 and US$Nil are payable within years 2020 to 2024.

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

Euro Tech Trading (Shanghai) Limited has two offices rented pursuant to short term leases, at an aggregate monthly rent of approximately US$1,160. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$4,735. Shanghai Euro Tech Environmental Engineering Company Limited's premises are also rented pursuant to a short term lease for a monthly rent of approximately US$554.

Yixing occupies a 700 square meter facility in Shanghai, pursuant to a three year lease expiring in January 2020, providing for a monthly rent of approximately US$5,613.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview. The Company is engaged in two different major segments, namely trading and manufacturing and engineering.

For the trading and manufacturing segment, the Company is a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers), and its PRC subsidiary, Shanghai Euro Tech Limited, which is located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, engineering, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

For the engineering segment, the Company, through its majority owned subsidiaries, Pact-Yixing, its wholly-owned subsidiary, Shanghai Environmental, and its minority owned affiliate, Blue Sky, also engages in water and waste-water treatment engineering and air pollution control business.

A.    OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2016	47%	52%
2017	45%	53%
2018	40%	56%

Sales to customers situated in Macau and elsewhere through Fiscal 2018 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong.  Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 4% in Fiscal 2016 as compared with Fiscal 2015. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 1% in Fiscal 2017 as compared with Fiscal 2016.  Sales in Hong Kong, expressed as a percentage of our revenue, increased by 3% in Fiscal 2018 as compared with Fiscal 2017. See – Item 3D. “Key Information — Risk Factors.”

PRC.  The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 4% in Fiscal 2016 as compared with Fiscal 2015. The decrease was primarily due to the fact that the increase in sales in PRC were less than the overall increase in sales of the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2017 as compared with Fiscal 2016. The decrease was primarily due to a decrease in engineering revenue in PRC. Sales in the PRC, expressed as a percentage of total revenue, decreased by 5% in Fiscal 2018 as compared with Fiscal 2017. The decrease was primarily due to the increase in sales in PRC were less than the overall increase in sales of the Company. See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2018		2017		2016		2015		2014
Revenue	$20,104	100%	$17,350	100%	$22,478	100%	$18,302	100%	$18,822	100%
Cost of revenue	$16,405	81.6%	$12,937	74.6%	$17,527	78.0%	$14,259	77.9%	$13,991	74.3%
Gross Profit	$3,699	18.4%	$4,413	25.4%	$4,951	22.0%	$4,043	22.1%	$4,831	25.7%
Selling and administrative expenses	$4,751	23.6%	$4,976	28.7%	$5,602	24.9%	$5,997	32.8%	$5,802	30.8%
Loss before income Taxes	$(963)	-4.8%	$(564)	-3.3%	$(640)	-2.8%	$(1,904)	-10.4%	$(879)	-4.7%
Income taxes credit / (expense)	$312	1.6%	$(28)	-0.2%	$(228)	-1.0%	$47	0.3%	$(18)	-0.1%
Equity in (loss) / income of affiliates	$(932)	-4.6%	$831	4.8%	$1,002	4.5%	$850	4.6%	$605	3.2%
Net gain on disposal of affiliate	$1,522	7.6%	-	-	-	-	-	-	-	-
Net (loss) / profit	$(61)	-0.3%	$367	2.1%	$158	0.7%	$(1,007)	-5.5%	$(292)	-1.6%
Net loss attributable to non-controlling interest	$149	0.7%	$106	0.6%	$73	0.3%	$391	2.1%	$169	0.9%
Net profit / (loss) attributable to the Company	$88	0.4%	$473	2.7%	$231	1.0%	$(616)	-3.4%	$(123)	-0.7%

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

Revenue; Gross Profit and Cost of Revenue. Revenue increased by approximately US$2,754,000 or 15.9% to approximately US$20,104,000 in Fiscal 2018 from approximately US$17,350,000 in Fiscal 2017. Revenue from trading and manufacturing activities and engineering activities increased by approximately US$2,769,000 and decreased by US$15,000, respectively. The increase in revenues from trading and manufacturing activities was principally due to increase in big system sales. Pact-Yixing’s revenues of approximately US$6,354,000 and US$6,349,000 were included in our revenues in Fiscal 2018 and Fiscal 2017, respectively.

Gross profits decreased by approximately US$714,000 or 16.2% to approximately US$3,699,000 for Fiscal 2018 as compared to approximately US$4,413,000 for Fiscal 2017.   During Fiscal 2018, the Company’s cost of revenues was approximately US$16,405,000 or 81.6% of revenues, in comparison to approximately US$12,937,000 or 74.6% for Fiscal 2017. Cost of revenue expressed as a percentage of revenue increased by 7.0% in Fiscal 2018 as compared with Fiscal 2017. Cost of revenues from trading and manufacturing activities and engineering activities increased by approximately US$2,573,000 and US$895,000, respectively. The overall change was principally due to increase in trading activities of big system sales which were of lower gross margin and the decrease in the gross profit margin percentage of engineering contracts under the keen competitive market condition. Pact-Yixing contributed approximately US$1,113,000 to our gross profit in Fiscal 2018, a decrease of approximately US$1,975,000 from Fiscal 2017.

Selling and Administrative Expenses.  Selling and administrative expenses were approximately US$4,751,000 in Fiscal 2018, a decrease of approximately US$225,000 or 4.5% from approximately US$4,976,000 in Fiscal 2017. The decrease was largely due to tight control over overheads spent. The research and development expenses increased from approximately US$163,000 in Fiscal 2017 to approximately US$184,000 in Fiscal 2018.

Equity in (Loss) / Income of Affiliates. Equity in loss of affiliates was approximately loss of (US$932,000) in Fiscal 2018, a decrease of approximately US$1,763,000 from income of affiliates of approximately US$831,000 in Fiscal 2017. The Fiscal 2018 results included a loss contribution from Blue Sky of US$786,000 principally caused by a decrease in sales revenue as a result of the filing for bankruptcy liquidation of one of Blue Sky’s major customers, and a loss contribution from Jia Huan of US$146,000.

Net Gain on Disposal of Affiliate. Net gain on disposal of affiliate was approximately US$1,522,000 in Fiscal 2018 resulting from the disposal of our equity interest in Jia Huan.

Interest Income.  Interest income in Fiscal 2018 was approximately US$35,000 as compared to approximately US$24,000 in Fiscal 2017.

Other income / (losses). Other income increased by approximately US$72,000 to approximately US$58,000 in Fiscal 2018 from approximately US$(14,000) in Fiscal 2017. The increase in other income was principally due to increase in exchange gain of US$53,000.

Income Taxes.  Tax credit of approximately US$312,000 in Fiscal 2018 as compared to tax expenses of approximately US$(28,000) in Fiscal 2017. This change was primarily the result of overcharge of tax expenses in previous years.

Net Income.  Profit from continuing operations was approximately US$88,000 in Fiscal 2018 as compared to approximately US$473,000 in Fiscal 2017. This decrease was primarily due to an increase in operating loss resulting primarily from higher costs of revenue in our trading and manufacturing activities and engineering activities, coupled with the negative contribution from affiliates, which was partially offset by a gain on disposal of equity in an affiliate.

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

Other (losses) / income. Other income decreased by approximately US$19,000 to approximately US$(14,000) in Fiscal 2017 from approximately US$5,000 in Fiscal 2016. The decrease in other income was principally due to decrease in rental income of US$48,000 as one property was vacant during Fiscal 2017.

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

B.     LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance receivables, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2018 and Fiscal 2017 were approximately US$6,013,000 and US$2,986,000, respectively.

As of December 31, 2018, we had approximately US$5,267,000 in cash and cash equivalents, compared to approximately US$3,380,000 in cash and cash equivalents as of December 31, 2017. Net cash (used in) / provided by operating activities was (US$1,345,000) for the year ended December 31, 2018 as compared to US$652,000 for the year ended December 31, 2017 and US$153,000 for the year ended December 31, 2016. Net cash provided by investing activities was US$5,083,000, US$272,000 and US$199,000 for the years ended December 31, 2018, 2017 and 2016, respectively. The major items of cash provided by / (used in) in Fiscal 2018 were net cash inflow of approximately US$4,889,000 as a result of the sale of our equity interest in Jia Huan. Net cash (used in) / provided by financing activities was (US$1,540,000) for the year ended December 31, 2018 as a result of repayment of bank borrowings related to finance trade purchases, and dividend payment of approximately (US$1,443,000), as compared to (US$623,000) for the year ended December 31, 2017 and US$720,000 for the year ended December 31, 2016.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$897,000 at December 31, 2018. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$3,380,000 at the end of Fiscal 2017 to US$5,267,000 at the end of Fiscal 2018. The principal reason for the increase in cash was net cash inflow from investing activities.

The Company’s receivables, net increased from approximately US$3,808,000 at the end of Fiscal 2017 to US$5,089,000 at the end of Fiscal 2018. The amount of receivables subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories decreased from approximately US$496,000 at the end of Fiscal 2017 to US$401,000 at the end of Fiscal 2018.

The Company’s capital expenditures were approximately US$85,000 and US$18,000 in Fiscal 2018 and Fiscal 2017, respectively. Capital expenditures during Fiscal 2018 and Fiscal 2017 were incurred primarily in connection with the purchase of office equipment, furniture and fixtures, and motor vehicles. The Company continues to develop new products, for example, non-chemical ballast water treatment system. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Goodwill related to the engineering segment which is profitable. As of December 31, 2018, we completed the annual impairment test. Based on the result of the first step of the test, the Company determined that there was no impairment of goodwill.

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

Critical Accounting Policies and Estimate

Basis of Consolidation

The consolidated financial statements include the financial statements of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”). The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, are included in the consolidated financial statements, if applicable. All significant intercompany balances and transactions have been eliminated on consolidation.

The Group identified that a retail shop established in the PRC qualified as a variable interest entity as defined in ASC 810-10. This retail shop was principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of this retail shop and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in this retail shop and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shop’s residual returns. This VIE had ceased operation since October 2016.

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

Management evaluates investments in affiliated companies, for evidence of other-that-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During the years ended December 31, 2018, 2017 and 2016, no impairment was identified.

Revenue Recognition

The Group’s revenue are under two segments: Trading and Manufacturing, and Engineering.

(i)  The Trading and Manufacturing segment refers to the distribution by the Group of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers), as well as the development, engineering, production, sales and servicing of environmental protection equipment, and energy conservation and related products.

Under the Trading and Manufacturing segment, sales are recognized when or as the Group satisfies a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which the Group expect to be entitled in exchange for the product or service. The Group considers a number of factors in determining when the Group has transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset.

Generally, payment terms with the Group's customers are consistent with those used in their industries and the regions in which the Group operates.

(ii)  The Engineering segment refers to the Group’s water and waste-water treatment engineering and air pollution control business.

Under the Engineering segment, the Group's revenues are recognized as performance obligations are satisfied over time (formerly known as percentage-of-completion method), using the output method. Output method is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs and those indirect costs determined to relate to contract performance, such as indirect salaries and wages, equipment repairs and depreciation and insurance. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and associated change orders and claims, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Our contracts generally take 12 to 36 months to complete. The Group generally provides a one- to two-year warranty for workmanship under its contracts when completed.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either the Group or their customers may initiate change orders.

The Group considers unapproved change orders to be contract variations for which the Group has customer approval for a change of scope but a price change associated with the scope change has not yet been agreed upon. Costs associated with unapproved change orders are included in the estimated costs to complete the contracts and are treated as project costs as incurred. The Group recognizes revenue equal to costs incurred on unapproved change orders when management determines approval to be probable. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers. Change orders that are unapproved as to both price and scope are evaluated as claims.

Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$184,000, US$163,000 and US$475,000 for the years ended December 31, 2018, 2017 and 2016 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

Income Taxes

The Group accounts for income and deferred tax under the provision of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realized.

In accordance with ASC 740-10, the Group recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognizes interest and/or penalties, if any, related to income tax matters in income tax expense (Nil for the years ended December 31, 2018, 2017 and 2016). The Group did not have such uncertain tax positions in 2018, 2017 and 2016. The Group is subject to examination of tax authorities in the United States of America (open for audit for 2016 to 2018), Hong Kong (open for audit for 2012 to 2018) and PRC (open for audit for 2016 to 2018).

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income / (loss) for the period that includes the enactment date.

Evaluating Impairment for Long Lived Assets

When events or changes in circumstances indicate that long-lived assets may be impaired, an evaluation is performed. The evaluation would be based on estimated undiscounted cash flows associated with the assets as compared to the asset’s carrying amount to determine if a write-down to fair value is required. There was no impairment in 2018, 2017 and 2016. Management believes that there are no additional events or changes in circumstances which have indicated that other long-lived assets may be impaired.

Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition. Accounting principles generally accepted in the United States of America (“GAAP”) requires that: (1) goodwill not be amortized, and (2) goodwill is to be tested for impairment at least annually at the reporting unit level.

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

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of the Group’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts over time, the valuation of income taxes, goodwill, valuation allowance for the deferred tax assets, stock compensation, useful lives of long live assets, impairment of long lived assets, receivables, net and inventories written down. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. We adopted the requirements of the new pronouncement effective January 1, 2018. See Note 3 to the consolidated financial statements for further information related to the Group’s accounting policy and transition disclosures associated with the adoption of this pronouncement.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805)”: Clarifying the Definition of a Business, which clarified the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group adopted this ASU on a prospective basis in January 2018 and there was no effect on the Group’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The guidance is effective for the annual reporting periods beginning after December 15, 2020, including interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on its consolidated financial position and results of operations.

In August 2016, the FASB issued guidance in ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update addresses specific cash flow issues with the objective of reducing existing diversity in practice. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group expects to adopt this guidance as required and does not expect a material impact to the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350)”: Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance requires application on a prospective basis. The Group does not expect that this pronouncement will have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments under this pronouncement will change the way all leases with durations in excess of one year are treated. Under this guidance, lessees will be required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated financing lease liability or capital lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing leases or operating leases. Financing lease liabilities, which contain provisions similar to capitalized leases, are amortized like capital leases under current accounting, as amortization expense and interest expense in the statement of operations and comprehensive income / (loss). Operating lease liabilities are amortized on a straight-line basis over the life of the lease as lease expense in the statement of operations and comprehensive income / (loss). This update is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2018. The Group intends to adopt this new guidance using the cumulative effect method, which would apply to all new lease contracts initiated on or after January 1, 2019. For existing lease contracts that have remaining obligations as of January 1, 2019, the difference between the recognition criteria in the new guidance and the Company’s current practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings.

The Group continues to evaluate the impact that this pronouncement, and all amendments relating to this pronouncement, will have on its policies and procedures pertaining to its existing and future lease arrangements, disclosure requirements and on the Group’s consolidated financial statements. When this pronouncement is adopted in 2019, the Group expects that most existing operating lease commitments that extend beyond twelve months at the time of adoption will be recognized as lease liabilities and right-of-use (“ROU”) assets upon adoption. Based on preliminary evaluations, the Group estimates that the value of lease liabilities will be insignificant upon adoption with corresponding ROU assets of the same amount based on the present value of the remaining minimum lease payments under current leasing standards. Additionally, the Group expects to elect the ’package of practical expedients,’ which permits the Group to not reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Group currently does not expect to elect the use of the hindsight practical expedient or the practical expedient pertaining to land easements. The Group, however, expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Group also currently expects to elect the practical expedient to not separate lease and non-lease components for our real estate leases. While the Group is still evaluating the requirements of this update, it currently does not expect the adoption to have a material impact on the recognition, measurement or presentation of lease expenses within the consolidated statements of operations and comprehensive income or consolidated statements of cash flows.

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2018, 2017 and 2016, the Company expensed approximately US$184,000, US$163,000 and US$475,000, respectively, on the research and development of its products.

D.     TREND INFORMATION

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

E.     OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any obligation under a derivative instrument. We do not have any obligation arising out of a variable interest in any unconsolidated entity that is held by, and material to, us which provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations by specified categories as of December 31, 2018.

Payment Due By Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	US$87,000	US$87,000	—	—	—

Total Contractual Cash Obligations	US$87,000	US$87,000	—	—	—

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	75	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	60	Director and Chief Financial Officer

Alex Sham	55	Director

Y.K. Liang	89	Director

Fu Ming Chen	70	Director

Janet Cheang	63	Director

David YL Leung	45	Director

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

Janet Cheang has been a Director of the Company since July 11, 2017. She is currently director of Metta Fine Arts Ltd. an online art gallery specializing in the promotion and trading of contemporary arts. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of Culture Tainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

David YL Leung,  has been the General Manager of Yixing Pact Environmental Technology Co., Ltd, Shanghai since 2011. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, he was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

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

Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman of the Board. There are no other family relationships among any of our current or former directors or executive officers. There was no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any person above was selected as a director or member of senior management.

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

B.     COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2018, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$193,000 (2017: US$ 194,000, 2016: US$ 195,000), Jerry Wong, Chief Financial Officer received a yearly salary of US$107,000 (2017: US$ 108,000, 2016: US$ 108,000) and George Hayek, a Key Employee of Yixing, received a yearly salary of US$59,000 (2017: US$ 62,000, 2016: US$66,000). David YL Leung, a Key Employee of Yixing receives an annual salary of US$136,000 (2017: US$ 131,000, 2016: US$ 130,000) and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2018 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as compensation during Fiscal 2018.

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

With the introduction of the Mandatory Provident Fund Scheme, a defined contribution scheme managed by an independent trustee on December 1, 2000, Far East and its employees who joined Far East subsequently makes monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund Schemes Ordinance. Contributions of both Far East and its employees are subject to a cap of monthly relevant income of HK$30,000 and thereafter contributions are voluntary and are not subject to any limitation. Far East and its employees made their first contributions in December 2000.

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

During the year ended December 31, 2018, the aggregate contribution of the Company to the aforementioned pension plans and retirement benefit schemes was approximately US$278,000.

Company's Stock Option Plans.

2019 Stock Option and Incentive Plan

In April 2019, the Board of Directors approved the adoption of the 2019 Stock Option and Incentive Plan (the “Plan”). The Plan was also subsequently approved under a resolution of the Company's shareholders. The Plan provides for the granting of up to 300,000 Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company and its subsidiaries. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

The Board of Directors or a committee (the “Committee”) appointed by the Board of Directors administers the Plan.

Appropriate adjustment in the maximum number of Ordinary Shares issuable pursuant to this Plan, the maximum number of Ordinary Shares with respect to which options may be granted within any 12-month period to any participant during the duration of this Plan, the number of shares subject to options granted under this Plan, and the exercise price with respect to options, shall be made to give effect to any increase or decrease in the number of issued Ordinary Shares resulting from a subdivision or consolidation of shares whether through reorganization, recapitalization, division of shares, reverse share split, spin-off, split-off, spin-out, or other distribution of assets to shareholders, issue of bonus shares or combination of shares, assumption and conversion of outstanding options due to an acquisition by the Company of the shares, stock or assets of any other company or corporation, other increase or decrease in the number of such shares outstanding effected, without receipt of consideration by the Company, or any other occurrence for which the Committee determines an adjustment is appropriate.

The purchase price per share of the Ordinary Shares to be paid upon the exercise of the option must be at least 100% of the fair market value of an Ordinary Shares on the date on which the option was granted. Under the Plan, if the Ordinary Shares are principally traded on a national securities exchange or the Nasdaq Global Market or Capital Market at the time of grant, the Company is required to use, at fair market value, the average of the closing prices of the Ordinary Shares for the ten consecutive trading days immediately before the date of grant. If the Ordinary Shares are traded on a national securities exchange or the Nasdaq Stock Global Market or Capital Market, but no closing prices are reported for such ten-day period, or if the Ordinary Shares are principally traded in the over-the-counter market, the Company is required to use, as fair market value, the average of the mean between the bid and asked prices reported for the Company’s Ordinary Shares at the close of trading during such ten-day period before the date of grant. If the Ordinary Shares are traded neither on a national securities exchange, one of the Nasdaq’s Markets nor in the over-the-counter market or if bid and asked prices are otherwise not available, the fair market value of the Ordinary Shares on the date of grant will be determined in good faith by the Committee or the Board of Directors, as the case may be.

The Board of Directors or the Committee, as the case may be, determines, at the time of grant, when each option granted under the Plan will become exercisable. Notwithstanding the foregoing, all options held by a key employee of the Company or its subsidiaries become immediately exercisable, whether or not exercisable at the time, upon the death or disability, and shall be exercisable within twelve (12) months after the date of death or disability, but in no event later than the expiration date of such Options.

No option is to be exercisable more than ten years from the date the option is granted.

Payment of Exercise Price for Options. Under the Plans, payment for shares purchased upon exercise of an option may be made by any of the following methods, subject to certain requirements: (i) in cash, (ii) in Ordinary Shares which have been held by the participant for not less than six months prior to the exercise of the option, valued at its Fair Market Value (as defined) on the date of exercise, (iii) in cash by a broker-dealer to whom the holder of the option has submitted an exercise notice consisting of a fully endorsed option, or (iv) by such other medium of payment as the Board or the Committee, as applicable, in its sole discretion, shall authorize, or by any combination of (i), (ii), or (iii), at the sole discretion of the Board or  the Committee, as applicable, or in any manner provided in the option agreement, except by directing the Company to withhold Ordinary Shares otherwise issuable upon the exercise of the Option in payment of the exercise price.

              Transfer Of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

●
the spouse or lineal descendant of a plan participant;

●
the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

●
a partnership of which a plan participant and lineal descendants are the only partners; or

●
a tax exempt organization.

These assignments are only permitted if the assigning option holder does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

The Company indemnifies the members of any Committee and its delegates and the Chief Executive Officer against (a) the reasonable expenses (as such expenses are incurred), including attorneys’ fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding (or in connection with any appeal therein), to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any option granted under the Plan; and (b) all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member or delegatee, as applicable, is liable for gross negligence or gross misconduct in the performance of his or her duties; provided that within 60 days after institution of any such action, suit or proceeding a Committee member or delegatee shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

The Board may terminate, suspend, or amend the Plan at any time without the authorization of shareholders to the extent allowed by law or the rules of any market on which the Company’s shares are then listed or quoted.

Other Stock Option Plans

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

Changes in outstanding stock options under plans mentioned above, during the year ended December 31, 2018, were as follows:

	As of December 31,
	2018		2017		2016
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	-	-	-	-	20,692	3.44
Cancelled	-	-	-	-	(20,692)	(3.44)

Outstanding, end of year	-	-	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2018, there were no options outstanding.

C.     BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. One director was appointed in March 2019 as an addition to the existing Board of Directors. The Company’s other six directors were re-elected at the Company’s last annual meeting of shareholders in November 2018. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had two meetings of its Board of Directors during Fiscal 2018, while its Audit Committee had three meetings during Fiscal 2018.

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

D.    EMPLOYEES

At May 7, 2019, the Company (exclusive of Yixing-Pact) had approximately 54 full-time employees. At December 31, 2018, 2017 and 2016, staffing levels at the Company (exclusive of Yixing-Pact) were approximately as follows:

	2018	2017	2016
Marketing and sales	15	16	21
Administrative	22	27	28
Technical	17	16	16
Total full time employees	54	59	65

At May 7, 2019, Pact-Yixing had approximately 36 full-time employees.  In addition, as of December 31, 2018, 2017 and 2016, respectively, staffing levels at Pact-Yixing were approximately as follows: Engineers - 27, 30 and 41; Administrative Persons - 8, 8 and 8.

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

E.     SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Items 7 “Major Shareholders” and 7B. “Related Party Transactions.”

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table sets forth, as of May 7, 2019, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group. Based upon 2,061,909 shares of the Company’s Ordinary Shares outstanding as of May 7, 2019.  The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	1,059,924	51.4%

Alex Sham(1)	53,722	2.6%

Jerry Wong(1)	34,866	1.7%

Y.K. Liang(1)	*	*

Fu Ming Chen(1)	*	*

Janet Cheang(1)	*	*

David YL Leung	*	*

All Executive Officers And Directors of the Company as a group (7 persons)	1,148,512	55.7%

* Denotes Nil

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.

B.     RELATED PARTY TRANSACTIONS

See – Item 6B. Compensation.

C.     INTERESTS OF EXPERTS AND COUNSEL

This item does not apply to annual reports on Form 20-F.

ITEM 8.       FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 8A.1	See – Item 18.

Item 8A.2	See – Item 18.

Item 8A.3	See – Report of Independent Registered Public Accounting Firms, pages F-2 and F-3.

Item 8A.4	We have complied with this requirement.

Item 8A.5	Not applicable.

Item 8A.6	Not applicable.

Item 8A.7	Legal Proceedings. See – Item 4B. Business Overview-Litigation.

Item 8A.8	Dividend Policy.

On June 1, 2018, we declared a special cash dividend of an aggregate of $1,443,336.30, which dividend was paid to all holders of our outstanding ordinary shares as of June 15, 2018.The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

B.     SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.      THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The Company has one class of securities presently registered: Ordinary Shares. These securities are presently traded on the NASDAQ’s Capital Market under the trading symbols “CLWT”.

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2014	2.56	6.24
2015	2.04	4.41
2016	1.46	4.43
2017	2.70	5.65
2018	2.00	8.45
2019 (through May 7, 2019)	2.58	11.73

Quarters Ended	Low	High
	US$	US$
March 31, 2017	3.35	4.15
June 30, 2017	2.70	4.50
September 30, 2017	2.75	3.50
December 31, 2017	3.15	5.65
March 31, 2018	2.50	4.45
June 30, 2018	2.00	8.45
September 30, 2018	3.45	5.90
December 31, 2018	2.25	5.07

The Following Months	Low	High
	US$	US$
November 2018	3.18	4.48
December 2018	2.25	3.41
January 2019	2.58	3.23
February 2019	3.02	3.99
March 2019	3.03	11.73
April 2019	4.10	6.50

Based upon information received from its transfer agent, the Company believes that it has approximately 25 shareholders of record including 1,309 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

B.    PLAN OF DISTRIBUTION

This item does not apply to annual reports on Form 20-F.

C.    MARKETS

See – Item 9A. “Listing Details.”

D.    SELLING SHAREHOLDERS

This item does not apply to annual reports on Form 20-F.

E.    DILUTION

This item does not apply to annual reports on Form 20-F.

F.    EXPENSES OF THE ISSUE

This item does not apply to annual reports on Form 20-F.

ITEM 10.     ADDITIONAL INFORMATION

A.     SHARE CAPITAL

This item does not apply to annual reports on Form 20-F.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

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

C.  MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described below, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

On March 5, 2018, we entered into an Equity Transfer Agreement to sell our 20% equity stake of Jia Huan. The transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities, and was completed in May 2018. For a complete description of the terms of the Agreement, see “Item 4A. History And Development of the Company.”

D.  EXCHANGE CONTROLS

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

E.  TAXATION

The following summary of the material British Virgin Islands, Hong Kong, People’s Republic of China and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

BVI

The Company and Pact Asia Pacific Limited are exempted from taxation in the BVI.

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2018 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% in 2017 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2018, ETTS had an assessable loss carried forward of US$801,751 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2018. As of December 31, 2018, SET had an assessable loss carried forward of US$317,098 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”) provides for the PRC Enterprise Income Tax of 25% in 2018. As of December 31, 2018, SETEE had an assessable loss carried forward of US$854,388 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25% in 2018, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. Guangzhou Euro Tech Environmental Equipment Co., Ltd. was closed on March 18, 2019

Yixing Pact Environmental Technology Co., Ltd is registered in Shanghai as a Foreign Owned Enterprise that is entitled to Enterprise Income Tax rate of 25% in 2018. As of December 31, 2018, Yixing had an assessable loss carried forward of US$1,228,223 as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$ 512,252 ). Such loss will expire in 5 years.

Variable Interest Entity ("VIE") of the Group provide for PRC Enterprise Income Tax at a rate of 25% in 2017, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East's subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2018 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The principle reconciling items from income tax computed at the statutory tax rates and at the effective income tax rates are as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(254)	(94)	(136)
Change in valuation allowances	68	120	350
Over-provision for income tax in prior years	(131)	-	-
Non deductible expenses	5	2	14
Total (credit) / provision for income tax at effective tax rate	(312)	28	228

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3.174.000 as at December 31, 2018.

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

F.  DIVIDENDS AND PAYING AGENT

This item does not apply to annual reports on Form 20-F.

G.  STATEMENT BY EXPERTS

This item does not apply to annual reports on Form 20-F.

H.  DOCUMENTS ON DISPLAY

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. SEC’s public reference facilities at 100 F Street, N.E., Washington, DC 20549-2001 or on the Commission’s website:  www.sec.gov.

I.   SUBSIDIARY INFORMATION

For information on the Company’s subsidiaries see – Item 4C. The separate financial statements of Blue Sky as required under Regulation S-X 210.3-09, an entity in which the Company owns a 19.4% equity interest are attached hereto.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2018. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  DEBT SECURITIES

This item does not apply to annual reports on Form 20-F.

B.  WARRANTS AND RIGHTS

This item does not apply to annual reports on Form 20-F.

C.  OTHER SECURITIES

This item does not apply to annual reports on Form 20-F.

D.  AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2018.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our internal control over financial reporting is effective.

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

Changes in Internal Controls over Financial Reporting

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited who were the principal external auditors for fiscal years 2018 and 2017, respectively.

	For the Year Ended December 31
	2018	2017
	US$	US$
Audit fees(1)	165,000	150,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees	Nil	Nil

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2018 and 2017, respectively.

(3)	“Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company is a “Controlled Company” as defined in NASDAQ’s corporate governance rules as a majority of our shares are owned by a “control person,” T.C. Leung, who has disclosed his “control person” status in his filings with the Commission. So long as that “controlled company” status remains in effect, the Company will be exempt from certain NASDAQ corporate governance rules that, including among other things, would require: (a) a majority of our directors be independent; (b) the compensation of our chief executive officer be determined or recommended by independent directors; and (c) director nominations be determined or recommended by independent directors.

The Company believes it is in compliance with NASDAQ’s corporate governance rules as in effect and intends to comply with the changes to said rules no later than the date that they become effective.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of registered equity securities in 2018 and 2017.

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.     MINE SAFETY DISCLOSURE

 Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item  18.

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Euro Tech Holdings Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2018 and 2017 Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2018, 2017 and 2016
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016
Notes to the Consolidated Financial Statements

Zhejiang Tianlan Environmental Protection Technology Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2018 and 2017 Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016
Notes to the Consolidated Financial Statements

 ITEM 19.    EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

23.1	List of Subsidiaries *

101 ..INS*	XBRL Instance Document

101 ..SCH*	XBRL Taxonomy Extension Schema Document

101 ..CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 ..DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 ..LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 ..PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

May 14, 2019	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

Consolidated Financial Statements

Table of Contents

Page
Reports of Independent Registered Public Accounting Firm	F-2 to F-3
Consolidated Balance Sheets As Of December 31, 2018 and 2017	F-4
Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2018, 2017 and 2016	F-4 to F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016	F-7
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016	F-8
Notes to the Consolidated Financial Statements	F-9 to F-41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income / (loss), shareholders’ equity and cash flows for the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018

Hong Kong, the People’s Republic of China
May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Euro Tech Holdings Company Limited

We have audited the accompanying consolidated statements of operations and comprehensive income / (loss), changes in shareholders’ equity and cash flows of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for the year ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of the Company and its subsidiaries for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)
Certified Public Accountants
Hong Kong, April 26, 2017

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents	5,267	3,380
Restricted cash	1,330	1,072
Receivables, net	5,089	3,808
Prepayments and other current assets	547	666
Contract assets	899	194
Inventories, net	401	496
Total current assets	13,533	9,616

Property, plant and equipment, net	754	734

Interests in affiliates	7,583	12,158

Goodwill	1,071	1,071

Deferred tax assets	124	158
Total non-current assets	9,532	14,121

Total assets	23,065	23,737

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	4,900	3,680
Bank borrowings	-	97
Contract liabilities	1,370	1,720
Other payables and accrued expenses	1,250	1,001
Taxes payable	-	132
Total current liabilities	7,520	6,630

Commitments and contingencies

Shareholders’ equity:
Ordinary share, 20,000,000 (2017: 20,000,000) shares authorized; 2,229,609 (2017: 2,229,609) shares issued	123	123
Additional paid-in capital	9,551	9,551
Treasury stock, 167,700 shares at cost as of December 31, 2018 and 2017, respectively	(786)	(786)
PRC statutory reserves	316	352
Accumulated other comprehensive income	893	918
Retained earnings	4,492	5,811
Equity attributable to shareholders of Euro Tech	14,589	15,969
Non-controlling interests	956	1,138
Total shareholders’ equity	15,545	17,107

Total liabilities and shareholders’ equity	23,065	23,737

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing	13,770	11,001	13,721
Engineering	6,334	6,349	8,757
Total revenues	20,104	17,350	22,478

Cost of revenues
Trading and manufacturing	(11,136)	(8,563)	(11,331)
Engineering	(5,269)	(4,374)	(6,196)
Total cost of revenues	(16,405)	(12,937)	(17,527)
Gross profit	3,699	4,413	4,951

Finance costs	(7)	(11)	(19)
Selling and administrative expenses	(4,751)	(4,976)	(5,602)
Operating loss	(1,059)	(574)	(670)
Interest income	35	24	18
Other income / (losses), net	58	(14)	5
Gain on disposal of property, plant and equipment	3	-	7
Loss before income taxes, equity in (loss) / income of affiliates and non-controlling interests	(963)	(564)	(640)

Income taxes credit / (expense)	312	(28)	(228)

Net gain on deemed disposal of affiliate	-	128	24
Equity in (loss) / income of affiliates	(932)	831	1,002
Net gain on disposal of affiliate	1,522	-	-
Net (loss) / profit for the year	(61)	367	158

Add: net loss attributable to non-controlling interests	149	106	73
Net profit attributable to the Company	88	473	231
Other comprehensive income / (loss)
Net (loss) / profit	(61)	367	158
Foreign exchange translation adjustments	(58)	122	4
Comprehensive (loss) / income	(119)	489	162
Add: Comprehensive loss attributable to non-controlling interests	182	45	127
Comprehensive income attributable to the Company	63	534	289

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
	US$’000	US$’000	US$’000
Net income per ordinary share
- Basic	$US0.04	$US0.23	$US0.11
- Diluted	$US0.04	$US0.23	$US0.11
Weighted average number of ordinary shares outstanding
- Basic	2,061,909	2,061,909	2,061,909
- Diluted	2,061,909	2,061,909	2,061,909

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income attributable to the Company	88	473	231
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	60	61	55
Gain on disposal of property, plant and equipment	(3)	-	(7)
Net gain on disposal of affiliate	(1,522)	-	-
Net gain on deemed disposal of affiliate	-	(128)	(24)
Non-controlling interests in (loss) of subsidiaries	(149)	(106)	(73)
Equity in loss / (profit) of affiliates	932	(831)	(1,002)
Deferred tax expenses	34	28	16
Decrease / (increase) in current assets:
Receivables, net	(1,281)	585	107
Prepayments and other current assets	119	(194)	(116)
Contract assets	(705)	149	(199)
Inventories	95	(152)	213
Increase / (decrease) in current liabilities:
Accounts payable	1,220	507	119
Other payables and accrued expenses	249	(181)	632
Contract liabilities	(350)	644	-
Taxes payable	(132)	(203)	201
Net cash (used in) / provided by operating activities	(1,345)	652	153
Cash flows from investing activities:
Purchase of property, plant and equipment	(85)	(18)	(60)
Proceeds on disposal of property, plant and equipment	3	-	10
Dividend received from affiliates	276	290	249
Net proceeds on disposal of affiliate	4,889	-	-
Net cash provided by investing activities	5,083	272	199
Cash flows from financing activities:
Dividend paid	(1,443)	-	-
(Decrease) / increase in bank borrowings	(97)	(623)	720
Net cash (used in) / provided by financing activities	(1,540)	(623)	720
Effect of exchange rate changes on cash and cash equivalents	(53)	116	8

Net increase in cash and cash equivalents and restricted cash	2,145	417	1,080
Cash, cash equivalents and restricted cash, beginning of year	4,452	4,035	2,955
Cash, cash equivalents and restricted cash, end of year	6,597	4,452	4,035

Cash breakdown
Cash and cash equivalents	5,267	3,380	3,751
Restricted cash	1,330	1,072	284
	6,597	4,452	4,035

	US$’000	US$’000	US$’000
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	-	203	70
Cash paid during the period for interest	7	11	13

Supplemental disclosure of noncash activities:
Net gain on deemed disposal of affiliate	-	128	24

The accompanying notes are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	EURO TECH HOLDINGS COMPANY LIMITED SHARHOLDERS
	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interests	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2016	2,229,609	123	9,551	(786)	799	315	5,144	1,310	16,456
Net income / (loss)	-	-	-	-	-	-	231	(73)	158
Other comprehensive income / (loss): Foreign exchange translation adjustment	-	-	-	-	58	-	-	(54)	4
Appropriation of reserves	-	-	-	-	-	37	(37)	-	-
Balance as of December 31, 2016	2,229,609	123	9,551	(786)	857	352	5,338	1,183	16,618
Net income / (loss)	-	-	-	-	-	-	473	(106)	367
Other comprehensive income / (loss): Foreign exchange translation adjustment	-	-	-	-	61	-	-	61	122
Balance as of December 31, 2017	2,229,609	123	9,551	(786)	918	352	5,811	1,138	17,107
Net income / (loss)	-	-	-	-	-	-	88	(149)	(61)
Other comprehensive loss: Foreign exchange translation adjustment	-	-	-	-	(25)	-	-	(33)	(58)
Appropriation of reserves	-	-	-	-	-	(36)	36	-	-
Dividend paid	-	-	-	-	-	-	(1,443)	-	(1,443)
Balance as of December 31, 2018	2,229,609	123	9,551	(786)	893	316	4,492	956	15,545

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

Details of the Company’s significant subsidiaries and affiliates are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2018	2017
Subsidiaries:

Euro Tech (Far East) Limited	100%	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100%	100%	Hong Kong	Inactive

Euro Tech Trading (Shanghai) Limited	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organisation and principal activities (Continued)

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2018	2017

Guangzhou Euro Tech Environmental Equipment Co., Ltd	100%**	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd	58%	58%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	58%	The British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliates:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.4% *	19.4% *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

Zhejiang Jiahuan Electronic Co. Ltd.	-***	20%	The PRC	Design and manufacturing of automatic control systems and electric voltage control equipment for electrostatic precipitators (air purification equipment)

* The Group’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process.

** This company was closed on March 18, 2019.

*** This affiliate was disposed on May 15, 2018.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

 (a)
Basis of Consolidation

The consolidated financial statements include the financial statements of Euro Tech Holdings Company Limited and its subsidiaries (the “Group”). The financial statements of variable interest entities (“VIEs”), as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, are included in the consolidated financial statements, if applicable. All significant intercompany balances and transactions have been eliminated on consolidation.

The Group identified that a retail shop established in the PRC qualified as a variable interest entity as defined in ASC 810-10. This retail shop was principally engaged in the retailing business of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems. The Company is the primary beneficiary of thisretail shop and, accordingly, consolidated their financial statements. The Company has a controlling financial interest in this retail shop and is subject to a majority of the risk of loss from the retailing activities, and is entitled to receive a majority of the retail shop’s residual returns. This VIE had ceased operation since October 2016.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During the years ended December 31, 2018, 2017 and 2016, no impairment was identified.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (c)
Revenue Recognition

The Group’s revenue are under two segments: Trading and manufacturing, and Engineering.

(i) Trading and manufacturing segment referred to the sale of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.

Sales are recognized when or as the Group satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which the Group expect to be entitled in exchange for the product or service. The Group considers a number of factors in determining when the Group has transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset.

Generally, payment terms with the Group’s customers are consistent with those used in their industries and the regions in which the Group operate.

(ii) Under the engineering segment, revenues are recognized as performance obligations are satisfied over time (formerly known as percentage-of-completion method), using the output method. Output method is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs and those indirect costs determined to relate to contract performance, such as indirect salaries and wages, equipment repairs and depreciation and insurance. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and associated change orders and claims, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Our contracts generally take 12 to 36 months to complete. The Group generally provides a one- to two-year warranty for workmanship under its contracts when completed.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either the Group or their customers may initiate change orders.

The Group considers unapproved change orders to be contract variations for which the Group have customer approval for a change of scope but a price change associated with the scope change has not yet been agreed upon. Costs associated with unapproved change orders are included in the estimated costs to complete the contracts and are treated as project costs as incurred. The Group recognizes revenue equal to costs incurred on unapproved change orders when management determines approval to be probable. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers. Change orders that are unapproved as to both price and scope are evaluated as claims.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(d)
Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$184,000, US$163,000 and US$475,000 for the years ended December 31, 2018, 2017 and 2016 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$16,000, US$13,000 and US$13,000 for the years ended December 31, 2018, 2017 and 2016 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(f)
Income Taxes

The Group accounts for income and deferred tax under the provisions of FASB ASC Subtopic 740-10, Income Taxes, in accordance with which deferred taxes are recognised for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. ASC 740-10 also requires the recognition of the future tax benefits of net operating loss carry forwards. A valuation allowance is established when the deferred tax assets are not expected to be realised ..

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognises interest and/or penalties, if any, related to income tax matters in income tax expense (Nil for the three years ended December 31, 2018, 2017 and 2016). The Group did not have such uncertain tax positions in 2018, 2017 and 2016. The Group is subject to examination of tax authorities in the Unites States of America (open for audit for 2016 to 2018), Hong Kong (open for audit for 2012 to 2018) and PRC (open for audit for 2016 to 2018).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(g)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2018 and 2017.

(h)
Restricted Cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance guarantees to the customers.  The amount is expected to be released within one year after the balance sheet date.

(i)
Fair Value of Financial Assets and Liabilities

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group’s financial instruments are cash and cash equivalents, restricted cash, receivables, net, prepayments and other current assets, contract assets, accounts payable, bank borrowings, other payables and accrued expenses and contract liabilities. The recorded values approximate their fair values based on their liquidity and/or short-term nature. The Group provides credit in the normal course of business, and performs ongoing credit evaluations, as deemed necessary, but generally does not require collateral to support such receivables.

The Group’s debt is recorded at its carrying amount, which approximates the fair values, in the consolidated balance sheets.

 (j)
Receivables, net

Receivables are generally based on amounts billed to the customer in accordance with the provisions of the agreement.

Receivables are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted. The Group performs a review of outstanding receivables, historical collection information and existing economic conditions to determine if there are potential uncollectible receivables. For receivables, net, which were overdue with greater than or equal to 91 days, the Group will review existing economic conditions of each individual debtor to determine if there are potential uncollectible receivables. At December 31, 2018 and 2017, our allowance for doubtful accounts against receivable was minimal.

(k)
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

(m)
Evaluating impairment for long lived assets

When events or changes in circumstances indicate that long-lived assets may be impaired, an evaluation is performed. The evaluation would be based on estimated undiscounted cash flows associated with the assets as compared to the asset’s carrying amount to determine if a write-down to fair value is required. There was no impairment in 2018, 2017 and 2016. Management believes that there are no additional events or changes in circumstances which have indicated that other long-lived assets may be impaired.

(n)
Leases

The Group leases property in the ordinary course of its business. The leases have varying terms. Some may include renewal options, escalation clauses, restrictions, penalties or other obligations that the Group considers in determining minimum lease payments. The leases are classified as either operating leases or capital leases, as appropriate. Through December 31, 2018, the Group recognized rent expense related to operating leases on a straight-line basis over the terms of the leases.

(o)
Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition. Accounting principles generally accepted in the United States of America ("GAAP") requires that: (1) goodwill not be amortized, and (2) goodwill is to be tested for impairment at least annually at the reporting unit level. Refer to Note 14 for the disclosure regarding goodwill impairment testing.

(p)
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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(q)
Comprehensive Income / (Loss)

The Group has adopted FASB ASC Subtopic 220-10, Comprehensive Income, which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the financial statements for the period in which they are recognised. The Group has presented comprehensive income, which encompasses net income and foreign currency translation adjustments, in the consolidated statement of shareholders’ equity.

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

(t)
Stock-based Compensation

The Group accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Group's consolidated statement of operations and comprehensive income / (loss).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(u)
Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of the Group’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from engineering contracts over time, the valuation of income taxes, goodwill, valuation allowance for the deferred tax assets, stock compensation, useful lives of long lived assets, impairment of long lived assets, receivables, net and inventories written down. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(x)
Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issues ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". We adopted the requirement of the new pronouncement effective January 1, 2018. See Note 3 for further information related to the Group's accounting policy and transition disclosures associated with the adoption of this pronouncement.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805)”: Clarifying the Definition of a Business, which clarified the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group adopted this ASU on a prospective basis in January 2018 and there was no effect on the Group’s financial position, results of operations or cash flows.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

 (x)
Recent Accounting Pronouncements (Continued)

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350)”: Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance requires application on a prospective basis. The Group does not expect that this pronouncement will have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments under this pronouncement will change the way all leases with durations in excess of one year are treated. Under this guidance, lessees will be required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated financing lease liability or capital lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing leases or operating leases. Financing lease liabilities, which contain provisions similar to capitalized leases, are amortized like capital leases under current accounting, as amortization expense and interest expense in the statement of operations and comprehensive income / (loss). Operating lease liabilities are amortized on a straight-line basis over the life of the lease as lease expense in the statement of operations and comprehensive income / (loss). This update is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2018. The Group intends to adopt this new guidance using the cumulative effect method, which would apply to all new lease contracts initiated on or after January 1, 2019. For existing lease contracts that have remaining obligations as of January 1, 2019, the difference between the recognition criteria in the new guidance and the Company’s current practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(x)
Recent Accounting Pronouncements (Continued)

Recently Issued Accounting Pronouncements

The Group continues to evaluate the impact that this pronouncement, and all amendments relating to this pronouncement, will have on its policies and procedures pertaining to its existing and future lease arrangements, disclosure requirements and on the Group’s consolidated financial statements. When this pronouncement is adopted in 2019, the Group expects that most existing operating lease commitments that extend beyond twelve months at the time of adoption will be recognized as lease liabilities and right-of-use (“ROU”) assets upon adoption. Based on preliminary evaluations, the Group estimates that the value of lease liabilities will be insignificant upon adoption with corresponding ROU assets of the same amount based on the present value of the remaining minimum lease payments under current leasing standards. Additionally, the Group expects to elect the ’package of practical expedients,’ which permits the Group to not reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Group currently does not expect to elect the use of the hindsight practical expedient or the practical expedient pertaining to land easements. The Group, however, expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Group also currently expects to elect the practical expedient to not separate lease and non-lease components for our real estate leases. While the Group is still evaluating the requirements of this update, it currently does not expect the adoption to have a material impact on the recognition, measurement or presentation of lease expenses within the consolidated statements of operations and comprehensive income / (loss) or consolidated statements of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The guidance is effective for the annual reporting periods beginning after December 15, 2020, including interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on its consolidated financial position and results of operations.

In August 2016, the FASB issued guidance in ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update addresses specific cash flow issues with the objective of reducing existing diversity in practice. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group expects to adopt this guidance as required and does not expect a material impact to the consolidated financial statements.

(y)
Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, receivables, net, contract assets and prepayments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2018 and 2017, all of the Group’s cash and cash equivalents, and restricted cash were deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Receivables, net, and contract assets are typically unsecured and are derived from revenue earned from the customers. The risk with respect to receivables, net and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

As December 31, 2018 and 2017, there were two customers (2017: one customer) who owned the Group amounts greater than 10% of the receivables, net and one customer (2017: one customer) who owned the Group amount greater than 10% of contract assets.

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

Debt issuance costs related to a recognized debt liability be presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

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

(ac)
Reclassification

Reclassifications have been made to historical financial data in our consolidated financial statements to conform to our current year presentation.

(ad)
Statutory reserves

The Group is required to make appropriation to reserve funds, comprising the statutory reserve fund and statutory staff welfare fund, based on after-tax net income determined with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory reserve fund is required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve fund is equal to 50% of the entities’ registered capital.

(ae)
Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Group's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some of the contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design, installation and commissioning). For contracts with multiple performance obligations, the Group allocates the contract transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Group forecasts the expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service.

(i)
Performance Obligations Satisfied Over Time

Revenue for the Group's engineering segment contracts that satisfy the criteria for over time recognition (formerly known as percentage-of completion method) is recognized as the work progresses. The majority of the revenue is derived from long-term, engineering contracts and projects that typically span between 12 to 36 months,. These engineering contracts will continue to be recognized over time because of the continuous transfer of control to the customer as all of the work is performed at the customer’s site and, therefore, the customer controls the asset as it is being constructed. Under the new revenue standard, the measure of progress continues to best depict the transfer of control of assets to the customer.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(ii)
Performance Obligations Satisfied at a Point in Time

Revenue that do not satisfy the criteria for over time recognition is recognized at a point in time. Upon fulfillment of the performance obligation, the customer is provided an invoice (or equivalent) demonstrating transfer of control to the customer.

Contract modifications are routine in the performance of the Group's contracts. Contracts are often modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and, therefore, are accounted for as part of the existing contract.

Pre-contract costs are generally charged to expense as incurred, but in certain cases their recognition may be deferred if specific probability criteria are met. The Group had no significant deferred pre-contract costs as at December 31, 2018.

(iii)
Backlog

Remaining performance obligation, which is also referred to as backlog. The Group expects to recognize approximately 85% of its backlog as revenue during the next twelve months, and the balance thereafter.

(af)
Contract Estimates

Accounting for long-term contracts and programs involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Group estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit over the life of the contract.

Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors.

Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies (Continued)

(af)
Contract Estimates (Continued)

Variable Consideration

The transaction price for contracts may include variable consideration, which includes increases to transaction price for approved and unapproved change orders, claims and incentives, and reductions to transaction price for liquidated damages. Change orders, claims and incentives are generally not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as a modification of the existing contract and performance obligation. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either the Group or its customers may initiate change orders. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group estimates variable consideration for a performance obligation at the most likely amount to which the Group expects to be entitled (or the most likely amount the Group expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Group will be entitled (or will be incurred in the case of liquidated damages). The Group includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group's favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

The Group has projects that it is in the process of negotiating, or awaiting final approval of, unapproved change orders and claims with its customers. The Group is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. Unapproved change order and claim information has been provided to the Group's customers and negotiations with the customers are ongoing.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.
Revenue from Contracts with Customers

(a)
Change in Accounting Policy

On January 1, 2018, the Group adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” using the modified retrospective method for contracts that were not completed as of January 1, 2018. Results on the consolidated statement of operations and comprehensive income / (loss) for reporting periods beginning after December 31, 2017 are presented under this new pronouncement, while prior period amounts reported on the consolidated statement of operations and comprehensive income / (loss) are not adjusted and continue to be reported under the accounting standard Revenue Recognition Topic 605, which was in effect for prior periods. In connection with the adoption of this ASU, certain changes have been made to the consolidated balance sheet. The accounts previously named “Costs and estimated earnings in excess of billings on uncompleted contracts” and “Billings in excess of costs and estimated earnings on uncompleted contracts” have been renamed “Contract assets” and “Contract liabilities”, respectively. The adoption of this pronouncement did not have a material impact on financial position, results of operation, or cash flows.

(b)
Disaggregation of Revenue

A majority of the Group’s revenues are earned through contracts with customers that normally provide for payment upon completion of specified work or delivery of goods as identified in the contract. Although there is considerable variation in the terms of these contracts, they are primarily structured as fixed-price contracts, under which the Group agrees to do the entire project for a fixed amount, or delivery of goods, under which the Group agrees to deliver certain goods as specified in the contract.

The component of the Group’s revenue for the year ended December 31, 2018 were as follows:

2018
US$’000
Fixed price	20,104

(c)
Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, net and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) on the consolidated balance sheet. In the Group's engineering segment, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. However, the Group sometimes receives advances or deposits from its customers, before revenue is recognized, resulting in billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities). These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period. Changes in the contract asset and liability balances during the year ended December 31, 2018 and 2017, were not materially impacted by any other factors.

The two tables below set forth the costs incurred and earnings accrued on uncompleted contracts (revenues) compared with the billings on those contracts through December 31, 2018 and 2017 and reconcile the net excess billings to the amounts included in the consolidated balance sheets at those dates.

	2018	2017
	US$’000	US$’000

Costs incurred and estimated earnings on uncompleted contracts	6,354	6,342
Billings on uncompleted contracts	(6,825)	(7,868)
Excess of billings over costs incurred and estimated earnings	(471)	(1,526)

	2018	2017
	US$’000	US$’000

Costs and estimated earnings in excess of billings on uncompleted contracts	899	194
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,370)	(1,720)
Net amount of billings in excess of costs and estimated earnings on uncompleted contracts	(471)	(1,526)

Revenues recognized and billings on uncompleted contracts include cumulative amounts recognized as revenues and billings in prior years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4
Other income / (losses), net

	2018	2017	2016
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	7	(46)	(75)
Rental income	51	32	80
	58	(14)	5

5
Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2018, 2017 and 2016.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2018 (2017 and 2016: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2017 and 2016: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2018, ETTS had an assessable loss carried forward of US$801,751 as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$703,650 and 2016: US$746,808). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2017 and 2016: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2018, SET had an assessable loss carried forward of US$317,098 as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$254,265 and 2016: US$256,664). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2017 and 2016: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2018, SETEE had an assessable loss carried forward of US$854,388 as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$895,579 and 2016: US$1,074,609). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5
Income taxes (Continued)

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2017 and 2016: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2018, Yixing had an assessable loss carried forward of US$1,228,223 as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$ 512,252 ). Such loss will expire in 5 years.

Chongqing Euro Tech Rizhi Technology Co., Ltd (“CQ”), Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd (“RZ”) and Guangzhou Euro Tech Environmental Equipment Co., Ltd (“GZ”), subsidiaries of Far East, provide for PRC Enterprise Income Tax at a rate of 25% (2017 and 2016: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. CQ, RZ and GZ had an assessable loss carried forward of US$135,479, US$ Nil and US$ Nil respectively as agreed by the local tax authority to offset its profit for the forth coming years (2017: US$121,674, US$ Nil and US$298,448). Such loss will expire in 5 years.

VIEs of the Group provide for PRC Enterprise Income Tax at a rate of 25% for year 2016, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2018 (2017: US$0.5 million and 2016: US$1.2 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5
Income taxes (Continued)

Loss before income taxes:

	2018	2017	2016
	US$’000	US$’000	US$’000

The PRC and Hong Kong	(963)	(564)	(640)

The (credit) / provision for income taxes consist of:

	2018	2017	2016
	US$’000	US$’000	US$’000
Current tax expenses:
The PRC and Hong Kong	(346)	-	212
Total current (credit) / provision	(346)	-	212

Deferred tax expenses:
The PRC and Hong Kong	34	28	16
Total deferred provision	34	28	16

Total (credit) / provision	(312)	28	228

The principal reconciling items from income taxes computed at the statutory tax rates and at the effective income taxes rates are as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Computed tax using respective companies’ statutory tax rates	(254)	(94)	(136)
Change in valuation allowances	68	120	350
Over-provision for income taxes in prior years	(131)	-	-
Non-deductible expenses	5	2	14
Total (credit) / provision for income taxes at effective tax rate	(312)	28	228

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5
Income taxes (Continued)

The components of deferred tax assets are as follows:
	2018	2017
	US$’000	US$’000

Tax losses	975	958
Temporary differences	(17)	(6)
Less: Valuation allowances	(834)	(794)
Net deferred tax assets	124	158

6
Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	2018	2017	2016
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	2,061,909	2,061,909	2,061,909

7
Receivables, net

	2018	2017
	US$’000	US$’000

Receivables	5,201	3,917
Less: Allowance for doubtful debts	(112)	(109)
	5,089	3,808

The following is an aging analysis of receivables, net as of December 31, 2018 and 2017:

	2018	2017
	US$’000	US$’000

Current	4,485	1,816
Past due
1-30 days	200	1,076
31-60 days	38	288
61-90 days	17	-
Greater than or equal to 91 days	349	628
	5,089	3,808

There is a receivable due from a PRC government-owned entity with net amount of approximately US$334,000 which the PRC court awarded judgment for the Group and required the entity to settle the receivable. The said amount has not yet recovered by the reporting date.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

	2018	2017
	US$’000	US$’000

Deposits paid	259	85
Prepayments	59	475
Other receivables	156	104
Other tax recoverable	73	2
	547	666

9
Inventories

	2018	2017
	US$’000	US$’000

Raw materials	96	132
Work in progress	21	48
Finished goods	284	316
	401	496

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2018, and 2017, write-down of inventories amounted to (US$5,000) and US$68,000, respectively, which were (credited) / charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10
Property, plant and equipment, net

	2018	2017
	US$’000	US$’000

Office premises*	1,866	1,866
Leasehold improvements	156	157
Furniture, fixtures and office equipment	591	612
Motor vehicles	173	191
Testing equipment	37	37
	2,823	2,863

Less: Accumulated depreciation	(2,069)	(2,129)
	754	734

	2018	2017	2016
	US$’000	US$’000	US$’000

Depreciation charge	60	61	55

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of this consolidated financial statements. The net book value of the property at December 31, 2018 is approximately US$100,000 (2017: US$104,000).

11
Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

Far East is holding 19.4% (2017: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

During year 2017, the Group’s equity in Blue Sky was diluted subsequent to the issuance of new ordinary shares by Blue Sky to other shareholders. A net profit on deemed disposal of an affiliate of US$128,000 had been recognized in the consolidated statement of operations and comprehensive income / (loss) for that year.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Interests in affiliates (Continued)

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	2018	2017
Balance Sheet:	US$’000	US$’000

Current assets	46,925	56,911

Non-current assets	19,450	26,544
Total assets	66,375	83,455

Total liabilities	(40,330)	(36,948)
Total shareholders’ equity	26,045	46,507

	2018	2017
Operating results:	US$’000	US$’000

Net sales	50,165	62,234

Operating (loss) / income	(5,194)	4,439

Net (loss) / income	(4,048)	3,863

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
Interests in affiliates (Continued)

Far East previously held 20% equity interests in Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”), a company incorporated in the PRC, with total cost of investment US$2,486,000. Jia Huan provides a comprehensive service for environmental protection business since 1969 and is based in Jin Hua, Zhejiang. On March 5, 2018, Far East entered into an Equity Transfer Agreement to sell this 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan, the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the Agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser paid the Purchase Price to the Company, in full in May 2018. The Company made gain of US$1,522,000 on this disposal.

A summary of the financial information of the affiliate, Jia Huan, for the year 2017 is set forth below:

2017
Balance Sheet:	US$’000

Current assets	21,374

Non-current assets	4,570
Total assets	25,944

Total liabilities	(10,215)
Total shareholders’ equity	15,729

2017
Operating results:	US$’000

Net sales	16,301

Operating income	32

Net income	597

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	2018	2017
	US$’000	US$’000

Dividend payables	80	84
Deposits received from customers	73	157
Rental deposit received	5	7
Amounts due to related parties	-	20
Other payables	1,068	723
Other tax payables	24	10
	1,250	1,001

13
Ordinary share

During the years ended December 31, 2018 and 2017, there was no movement with the Company’s issued ordinary shares and outstanding shares.

Number of outstanding shares at years end of:

	2018	2017

Shares issued	2,229,609	2,229,609
Less: shares under treasury stock	(167,700)	(167,700)
	2,061,909	2,061,909

14
Goodwill

The Group accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited in 2005.

As of December 31, 2018, the Group completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited as of December 31, 2018). Based on management’s assessment, the Group determined that there was no impairment of goodwill as of December 31, 2018 and 2017.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15
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

16
PRC statutory reserves

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate a certain percentage of their respective net income to two statutory funds i.e. the statutory reserve fund and the statutory staff welfare fund. The PRC subsidiaries can also appropriate certain amount of its net income to the enterprise expansion fund.

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,174,000 as at December 31, 2018 (2017: US$3,520,000 and 2016: US$3,520,000).

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

17
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

The Company estimate the fair value of the options granted under the Binomial pricing model.

Changes in outstanding options under various plans mentioned above were as follows:

	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	-	-	-	-	20,692	3.44
Cancelled	-	-	-	-	(20,692)	(3.44)
Outstanding, end of year	-	-	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2018, 2017 and 2016, there was no unrecognised stock-based compensation expense related to unvested stock options.

The Group adopted the provisions of ASC 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17
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

18
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

With the introduction of the Mandatory Provident Fund Scheme (“MPF scheme”), a defined contribution scheme managed by an independent trustee on December 1, 2000, Far East and its employees who joined Far East subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

As stipulated by the rules and regulations in the PRC, the PRC’s subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC’s subsidiaries’ contribution range from 14% to 20% of the basic salaries of its employees, and has no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the years ended December 31, 2018, 2017 and 2016, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$278,000, US$281,000 and US$314,000 respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19
Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)
Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$73,000, respectively per bank per each depositor. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash transactions are limited to high credit quality banks.

There is no policy for requiring collateral for the credit risk of financial instruments by the Group (2017: Nil).

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

20
Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2018, 2017 and 2016.

21
Commitments and contingencies

(i)
Leases

The Group has various lease agreements for office and industrial premises. Rental expenses for the years ended December 31, 2018, 2017 and 2016 were approximately US$276,000, US$324,000 and US$297,000, respectively. Future minimum rental payments as of December 31, 2018, under agreements classified as operating leases with non-cancellable terms amounted to US$87,000 of which US$87,000 are payable in the year 2019 and US$Nil are payable within years 2020 to 2024.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21
Commitments and contingencies (Continued)

(ii)
Banking facilities

As at December 31, 2018 and 2017, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$195,000 and US$230,000 was utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a property located in Hong Kong and various blanket counter indemnities and counter indemnities. The weighted average interest rate for import loans as at December 31, 2018 was 4% per annum (December 31, 2017: 4% per annum). For the years ended December 31, 2018 and 2017, the average dollar amount of the bank borrowings was approximately US$125,000 and US$302,000 respectively and average interest rates were approximately 4% per annum for the years ended December 31, 2018 and 2017.

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

(iv)
Insurance

The Group carries insurance policies to cover various risks, primarily general liability, automobile liability, workers compensation and employee medical expenses under which the Group’s related risks will be covered for the agreed coverage from the insurance companies.

(v)
Purchase commitments

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for engineering contracts, most of the time, the Group obtains firm quotations from suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as the Group is advised that its bid is successful, the Group enters into firm contracts with most of its materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

(vi)
Litigation

Shanghai Euro Tech Environmental Engineering Company Limited is a defendant in civil actions claiming from the plaintiffs for outstanding debts of approximately of US$291,000. The litigation has not been concluded, but having taken legal advice, the directors are of the opinion that sufficient provision was made in the consolidated financial statements.

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

	2018	2017	2016
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	13,770	11,001	13,721
Engineering	6,334	6,349	8,757
	20,104	17,350	22,478
Operating loss
Trading and manufacturing	(119)	(153)	(346)
Engineering	(821)	(306)	(209)
Unallocated corporate expenses	(119)	(115)	(115)
	(1,059)	(574)	(670)

	2018	2017	2016
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	43	41	43
Engineering	17	20	12
	60	61	55
Capital Expenditures, Gross
Trading and manufacturing	79	13	12
Engineering	6	5	48
	85	18	60

	2018	2017
	US$’000	US$’000
Assets
Trading and manufacturing	9,951	5,049
Engineering	13,114	18,688
	23,065	23,737
Liabilities
Trading and manufacturing	4,233	2,806
Engineering	3,287	3,824
	7,520	6,630

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22
Segment information (Continued)

(ii)
Geographical analysis of revenue by customer location is as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000
Revenue -
The PRC	8,026	7,740	10,604
Hong Kong	11,169	9,270	11,687
Others	909	340	187
	20,104	17,350	22,478

(iii)
Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	2018	2017
	US$’000	US$’000

Hong Kong	504	460
The PRC	250	274
	754	734
(1)
Long-lived assets represent property, plant and equipment, net.

(iv)
Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2018	2017	2016
Supplier A	55%	45%	63%
Supplier B	8%	10%	7%
Supplier C	7%	9%	5%
Supplier D	7%	4%	5%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22
Segment information (Continued)

(v)
Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	2018	2017	2016

Customer A	15%	10%	13%
Customer B	7%	-	-
Customer C	-	7%	-
Customer D	-	5%	-
Customer E	-	5%	6%
Customer F	-	-	6%
Customer G	-	-	6%

23
Subsequent events

Company's Stock Option Plans

2019 Stock Option and Incentive Plan

In April 2019, the Board of Directors approved the adoption of the 2019 Stock Option and Incentive Plan (the “Plan”). The Plan was also subsequently approved under a resolution of the Company's shareholders. The Plan provides for the granting of up to 300,000 Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company and its subsidiaries. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

The Board of Directors or a committee (the “Committee”) appointed by the Board of Directors administers the Plan.

Appropriate adjustment in the maximum number of Ordinary Shares issuable pursuant to this Plan, the maximum number of Ordinary Shares with respect to which options may be granted within any 12-month period to any participant during the duration of this Plan, the number of shares subject to options granted under this Plan, and the exercise price with respect to options, shall be made to give effect to any increase or decrease in the number of issued Ordinary Shares resulting from a subdivision or consolidation of shares whether through reorganization, recapitalization, division of shares, reverse share split, spin-off, split-off, spin-out, or other distribution of assets to shareholders, issue of bonus shares or combination of shares, assumption and conversion of outstanding options due to an acquisition by the Company of the shares, stock or assets of any other company or corporation, other increase or decrease in the number of such shares outstanding effected, without receipt of consideration by the Company, or any other occurrence for which the Committee determines an adjustment is appropriate.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23
Subsequent events, (Continued)

The purchase price per share of the Ordinary Shares to be paid upon the exercise of the option must be at least 100% of the fair market value of an Ordinary Shares on the date on which the option was granted. Under the Plan, if the Ordinary Shares are principally traded on a national securities exchange or the Nasdaq Global Market or Capital Market at the time of grant, the Company is required to use, at fair market value, the average of the closing prices of the Ordinary Shares for the ten consecutive trading days immediately before the date of grant. If the Ordinary Shares are traded on a national securities exchange or the Nasdaq Stock Global Market or Capital Market, but no closing prices are reported for such ten-day period, or if the Ordinary Shares are principally traded in the over-the-counter market, the Company is required to use, as fair market value, the average of the mean between the bid and asked prices reported for the Company’s Ordinary Shares at the close of trading during such ten-day period before the date of grant. If the Ordinary Shares are traded neither on a national securities exchange, one of the Nasdaq’s Markets nor in the over-thecounter market or if bid and asked prices are otherwise not available, the fair market value of the Ordinary Shares on the date of grant will be determined in good faith by the Committee or the Board of Directors, as the case may be.

The Board of Directors or the Committee, as the case may be, determines, at the time of grant, when each option granted under the Plan will become exercisable. Notwithstanding the foregoing, all options held by a key employee of the Company or its subsidiaries become immediately exercisable, whether or not exercisable at the time, upon the death or disability, and shall be exercisable within twelve (12) months after the date of death or disability, but in no event later than the expiration date of such Options.

No option is to be exercisable more than ten years from the date the option is granted.

Payment of Exercise Price for Options. Under the Plans, payment for shares purchased upon exercise of an option may be made by any of the following methods, subject to certain requirements: (i) in cash, (ii) in Ordinary Shares which have been held by the participant for not less than six months prior to the exercise of the option, valued at its Fair Market Value (as defined) on the date of exercise, (iii) in cash by a broker-dealer to whom the holder of the option has submitted an exercise notice consisting of a fully endorsed option, or (iv) by such other medium of payment as the Board or the Committee, as applicable, in its sole discretion, shall authorize, or by any combination of (i), (ii), or (iii), at the sole discretion of the Board or the Committee, as applicable, or in any manner provided in the option agreement, except by directing the Company to withhold Ordinary Shares otherwise issuable upon the exercise of the Option in payment of the exercise price.

Transfer Of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

 ● the spouse or lineal descendant of a plan participant;

● the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

● a partnership of which a plan participant and lineal descendants are the only partners; or

● a tax exempt organization.

These assignments are only permitted if the assigning option holder does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

The Company indemnifies the members of any Committee and its delegates and the Chief Executive Officer against (a) the reasonable expenses (as such expenses are incurred), including attorneys’ fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding (or in connection with any appeal therein), to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any option granted under the Plan; and (b) all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member or delegatee, as applicable, is liable for gross negligence or gross misconduct in the performance of his or her duties; provided that within 60 days after institution of any such action, suit or proceeding a Committee member or delegatee shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

The Board may terminate, suspend, or amend the Plan at any time without the authorization of shareholders to the extent allowed by law or the rules of any market on which the Company’s shares are then listed or quoted.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION
TECHNOLOGY COMPANY LIMITED

Consolidated Financial Statements

Table of Contents
Page

Reports of Independent Registered Public Accounting Firm	F-43 to F-44
Consolidated Balance Sheets As Of December 31, 2018 and 2017	F-45
Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016	F-46
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016	F-47
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016	F-48
Notes to the Consolidated Financial Statements	F-49 to F-71

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, shareholders’ equity and cash flows for the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 14, 2019

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for the year ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)
Certified Public Accountants
Hong Kong, April 26, 2017

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
	RMB’000	RMB’000

Assets

Current assets:
Cash and cash equivalents	25,184	25,785
Receivables, net	153,585	180,518
Prepayments and other current assets	28,978	30,381
Contract assets	100,994	119,256
Inventories	11,963	15,117

Total current assets	320,704	371,057

Property, plant and equipment, net	92,778	140,479
Intangible assets, net	1,079	1,223
Land use right, net	5,440	5,598
Deferred tax assets	14,238	6,269
Other non-current assets	17,512	17,512
Long term investments	1,880	1,991

Total non-current assets	132,927	173,072

Total assets	453,631	544,129

Liabilities and shareholders’ equity

Current liabilities:
Bank borrowings	45,000	33,000
Accounts payable	106,644	127,429
Other payables and accrued expenses	16,378	19,673
Contract liabilities	41,046	52,777
Other taxes payable	11,108	11,086
Borrowings-current portion	32,275	29,438
Income tax payable	-	4,782

Total current liabilities	252,451	278,185

Non-current liabilities:
Borrowings-non-current portion	23,178	54,630

Commitments and contingencies

Total liabilities	275,629	332,815

Shareholders’ equity:
Share capital 82,572,000 (2017: 82,572,000) shares authorised, issued and outstanding	82,572	82,572
Capital reserve	35,566	32,480
PRC statutory reserves	13,903	14,122
Retained earnings	42,099	79,646

Equity attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited	174,140	208,820
Non-controlling interests	3,862	2,494

Total shareholders’ equity	178,002	211,314

Total liabilities and shareholders’ equity	453,631	544,129

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Revenue, net	330,244	422,323	289,086

Cost of revenue	(274,062)	(339,488)	(202,869)
Gross profit	56,182	82,835	86,217

Selling and administrative expenses	(48,546)	(52,713)	(60,528)
Operating income	7,636	30,122	25,689

Loss on disposal of a subsidiary	-	-	(35)
Interest income	53	75	70
Interest expenses	(2,998)	(2,037)	(1,577)
Other income, net	8,561	1,887	3,456
Other losses	(47,446)	-	-
(Loss)/income before income taxes	(34,194)	30,047	27,603

Income taxes credit/(expense)	7,967	(3,832)	(4,961)
Net (loss)/income	(26,227)	26,215	22,642
Net (loss)/income attributable to non-controlling interests	(419)	19	586
Net (loss)/income attributable to shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited	(26,646)	26,234	23,228

Net (loss)/income per ordinary share	(RMB 0.32)	RMB 0.32	RMB 0.29

Weighted average number of ordinary shares outstanding	82,572,000	82,539,123	80,744,055

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss)/income attributable to the Company	(26,227)	26,215	22,642
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation of property, plant and equipment	11,755	12,647	14,144
Amortisation of intangible assets	152	152	575
Amortisation of land use right	149	149	149
Loss on disposal of property, plant and equipment	-	-	15
Impairment loss on property, plant and equipment	33,500	-	-
Bad debts written off	13,946	-	-
Property, plant and equipment written off	6	-	-
Deferred tax credit	(7,969)	(405)	(1,337)
Other non-current assets	-	-	(17,512)
(Increase) / decrease in current assets:
Receivables, net	12,987	(15,418)	42,807
Prepayments and other current assets	1,403	9,890	(18,353)
Contract assets	18,262	(48,470)	26,859
Other tax receivables	-	215	(215)
Inventories	3,154	(2,012)	(994)
Increase / (decrease) in current liabilities:
Accounts payable	(20,785)	9,490	(59,042)
Other payables and accrued expenses	(3,295)	3,715	1,932
Contract liabilities	(11,731)	17,552	8,476
Other taxes payable	22	3,596	(933)
Income tax payable	(8,796)	1,520	2,268

Net cash provided by operating activities	16,533	18,836	21,481

Cash flows from investing activities:

Purchase of intangible assets	(8)	-	(402)
Purchase of property, plant and equipment	(913)	(3,535)	(3,368)
Payment for long term investments	(111)	(1,991)	-
Sales proceeds from disposal of long term investments	133	-	-
Sales proceeds from disposal of subsidiaries	7,717	-	1,000
Sales proceeds from disposal of property, plant and equipment	121	249	1,100

Net cash provided by /(used in) investing activities	6,939	(5,277)	(1,670)

Cash flows from financing activities:

Proceeds from issuance of shares	2,450	7,800	3,360
Repayment of bank borrowings	(53,000)	(48,000)	(70,000)
Proceeds from bank borrowings	65,000	56,000	50,000
Dividend paid to shareholders	(9,908)	(9,496)	(9,220)
(Repayment of) / proceeds from borrowings	(28,615)	(27,623)	3,959

Net cash used in financing activities	(24,073)	(21,319)	(21,901)

Net decrease in cash and cash equivalents	(601)	(7,760)	(2,090)
Cash and cash equivalents, beginning of year	25,785	33,545	35,635

Cash and cash equivalents, end of year	25,184	25,785	33,545

Supplemental disclosure of cash flow information:	RMB’000	RMB’000	RMB’000

Cash paid during the period for interest	2,924	1,966	1,577
Cash paid during the period for income taxes	9,843	4,961	4,245

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserves	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2016	80,172	24,217	9,094	53,928	1,602	169,013
Net income / (loss)	-	-	-	23,228	(586)	22,642
Dividend paid	-	-	-	(9,220)	-	(9,220)
Appropriation of reserves	-	-	2,542	(2,542)	-	-
Deemed disposal of subsidiary	-	103	-	-	897	1,000
Issue share capital	1,200	2,160	-	-	-	3,360
Balance as of December 31, 2016	81,372	26,480	11,636	65,394	1,913	186,795
Net income / (loss)	-	-	-	26,234	(19)	26,215
Dividend paid	-	-	-	(9,496)	-	(9,496)
Appropriation of reserves	-	-	2,486	(2,486)	-	-
Issue share capital	1,200	6,000	-	-	600	7,800
Balance as of December 31, 2017	82,572	32,480	14,122	79,646	2,494	211,314
Net income / (loss)	-	-	-	(26,646)	419	(26,227)
Dividend paid	-	-	-	(9,908)	-	(9,908)
Capitalization of gain on disposal of subsidiaries to the shareholders	-	1,874	-	-	(1,501)	373
Appropriation of reserves	-	1,212	(219)	(993)	-	-
Issue share capital	-	-	-	-	2,450	2,450
Balance as of December 31, 2018	82,572	35,566	13,903	42,099	3,862	178,002

The accompanying notes are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organisation and principal activities

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People's Republic of China (“PRC”) on May 18, 2000. The Company is a limited liability company by shares with an operating period up to long term.

The Company provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

The Company has listed its shares on the New Third Board in the PRC since November 17, 2015 and suspended trading from August 15, 2017 and resumed trading on February 2, 2018.

Details of the Company’s significant subsidiaries are summarised as follows:

Name	Percentage of equity ownership		Place of incorporation	Principal activities
	2018	2017
Zhejiang Tianlan Environmental Engineering and Design Company Limited	-*	100%	PRC	Provision of maintenance services of environmental protection equipment
Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Shihezi Tianlan Environmental Protection Technology Company Limited	- **	100%	PRC	Provision of maintenance services of environmental protection equipment
Hangzhou Tianlian Environmental Testing Technology Company Limited	-*	80%	PRC	Provision of testing services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	51%	-	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	100%	-	PRC	Manufacturing of environmental protection equipment

* These companies were disposed on January to February, 2018.
** This company was de-registration on February, 2018.

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

(c)
Revenue recognition

(i)
Sales

Sales are recognized when or as the Group satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which the Group expect to be entitled in exchange for the product or service. The Group considers a number of factors in determining when the Group has transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset.

Generally, payment terms with the Group’s customers are consistent with those used in their industries and the regions in which the Group operate.

(ii) Construction and installation services

Revenues are recognized as performance obligations are satisfied over time (formerly known as percentage-of-completion method), using the ratio of costs incurred to estimated total costs for each contract. This cost to cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs and those indirect costs determined to relate to contract performance, such as indirect salaries and wages, equipment repairs and depreciation and insurance. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and associated change orders and claims, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(c)
Revenue recognition

(ii)            Construction and installation services

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either the Group or its customers may initiate change orders.

The Group considers unapproved change orders to be contract variations for which the Group have customer approval for a change of scope but a price change associated with the scope change has not yet been agreed upon. Costs associated with unapproved change orders are included in the estimated costs to complete the contracts and are treated as project costs as incurred. The Group recognizes revenue equal to costs incurred on unapproved change orders when management determines approval to be probable. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group considers claims to be amounts in excess of approved contract prices that the Group seek to collect from its customers or others for customer caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Claims are included in the calculation of revenue when realization is probable and amounts can be reliably determined to the extent costs are incurred. To support these requirements, the existence of the following items must be satisfied: (i) the contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim; (ii) additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance; (iii) costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and (iv) the evidence supporting the claim is objective and verifiable, not based on management’s feel for the situation or on unsupported representations. Revenue in excess of contract costs incurred on claims is recognized when an agreement is reached with customers as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are treated as project costs when incurred. The Group has projects where we are in the process of negotiating, or awaiting final approval of, unapproved change orders and claims with its customers. The Group is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. Unapproved change order and claim information has been provided to its customers and negotiations with the customers are ongoing. If additional progress with an acceptable resolution is not reached, legal action will be taken.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(d)
Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB14,363,000, RMB12,873,000 and RMB13,808,000 for the years ended December 31, 2018, 2017 and 2016 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations.

(e)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB Nil, RMB4,000 and RMB58,000 for the years ended December 31, 2018, 2017 and 2016 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations.

(f)
Income taxes

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

In accordance with ASC 740-10, the Group recognises tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits. The Group recognises interest and/or penalties, if any, related to income tax matters in income tax expense. The Group did not have such uncertain tax positions in 2018, 2017 and 2016. The Group is subject to examination of relevant tax authorities in PRC (open for audit for 2016 to 2018).

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(g)
Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2018 and 2017.

(h)
Receivables, net

Receivables are generally based on amounts billed to the customer in accordance with the provisions of the agreement.

Receivables are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted. The Group performs a review of outstanding receivables, historical collection information and existing economic conditions to determine if there are potential uncollectible receivables.

As of December 31, 2018, accounts receivable in exceed of one year amounted to approximately RMB34,352,000 (2017: RMB52,105,000).

(i)
Inventories

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

(l)
Evaluating impairment for long lived assets

When events or changes in circumstances indicate that long-lived assets may be impaired, an evaluation is performed. The evaluation would be based on estimated undiscounted cash flows associated with the assets as compared to the asset’s carrying amount to determine if a write-down to fair value is required. There was impairment in 2018 and no impairment in 2017 and 2016. Management believes that there are no additional events or changes in circumstances which have indicated that other long-lived assets may be impaired.

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

(n)
Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property, plant and equipment or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership ar the end of the lease term.

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

At the year end of December 31, 2018, there were 82,572,000 shares (2017: 82,572,000 shares) issued.

(p)
Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of the Group’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from contracts over time, the valuation of income taxes, valuation allowance for the deferred tax assets, useful lives of long lived assets, impairment of long lived assets and receivables, net. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(r)
Fair value of financial assets and liabilities

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group’s financial instruments are cash and cash equivalents, receivables, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses, contract liabilities and borrowings. The recorded values approximate their fair values based on their liquidity and/or short-term nature. The Group provides credit in the normal course of business, and performs ongoing credit evaluations, as deemed necessary, but generally does not require collateral to support such receivables.

The Group’s debt is recorded at its carrying amount, which approximates the fair values, in the consolidated balance sheets.

(s)
Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. We adopted the requirement of the new pronouncement effective January 1, 2018. See Note 3 for further information related to the Group’s accounting policy and transition disclosures associated with the adoption of this pronouncement.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805)": Clarifying the Definition of a Business, which clarified the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Group adopted this ASU on a prospective basis in January 2018 and there was no effect on the Group's financial position results of operations or cash flows.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments under this pronouncement will change the way all leases with durations in excess of one year are treated. Under this guidance, lessees will be required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated financing lease liability or capital lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing leases or operating leases. Financing lease liabilities, which contain provisions similar to capitalized leases, are amortized like capital leases under current accounting, as amortization expense and interest expense in the statement of operations and comprehensive income / (loss). Operating lease liabilities are amortized on a straight-line basis over the life of the lease as lease expense in the statement of operations and comprehensive income / (loss). This update is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2018. The Group intends to adopt this new guidance using the cumulative effect method, which would apply to all new lease contracts initiated on or after January 1, 2019. For existing lease contracts that have remaining obligations as of January 1, 2019, the difference between the recognition criteria in the new guidance and the Company’s current practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(s)
Recent accounting pronouncements

Recently issued accounting pronouncements

The Group continues to evaluate the impact that this pronouncement, and all amendments relating to this pronouncement, will have on its policies and procedures pertaining to its existing and future lease arrangements, disclosure requirements and on the Group’s consolidated financial statements. When this pronouncement is adopted in 2019, the Group expects that most existing operating lease commitments that extend beyond twelve months at the time of adoption will be recognized as lease liabilities and right-of-use (“ROU”) assets upon adoption. Based on preliminary evaluations, the Group estimates that the value of lease liabilities will be insignificant upon adoption with corresponding ROU assets of the same amount based on the present value of the remaining minimum lease payments under current leasing standards. Additionally, the Group expects to elect the ’package of practical expedients,’ which permits the Group to not reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Group currently does not expect to elect the use of the hindsight practical expedient or the practical expedient pertaining to land easements. The Group, however, expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Group also currently expects to elect the practical expedient to not separate lease and non-lease components for our real estate leases. While the Group is still evaluating the requirements of this update, it currently does not expect the adoption to have a material impact on the recognition, measurement or presentation of lease expenses within the consolidated statements of operations and comprehensive income / (loss) or consolidated statements of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The guidance is effective for the annual reporting periods beginning after December 15, 2020, including interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on its consolidated financial position and results of operations.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(s)
Recent accounting pronouncements

Recently issued accounting pronouncements

In August 2016, the FASB issued guidance in ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update addresses specific cash flow issues with the objective of reducing existing diversity in practice. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group expects to adopt this guidance as required and does not expect a material impact to the consolidated financial statements.

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

Debt issuance costs related to a recognized debt liability be presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(x)
Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, receivables, net, contract assets and prepayments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2018 and 2017, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Receivables, net and contract assets are typically unsecured and are derived from revenue earned from the customers. The risk with respect to receivables, net and contract assets is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

As December 31, 2018 and 2017, there were none customers who owed the Group amounts greater than 10% of receivables, net and contract assets.

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

(y)
Reclassification

Reclassifications have been made to historical financial data in our consolidated financial statements to conform to our current year presentation.

(z)
Statutory reserves

The Group is required to make appropriation to reserve funds, comprising the statutory reserve fund and statutory staff welfare fund, based on after-tax net income determined with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory reserve fund is required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve fund is equal to 50% of the entities’ registered capital.

(aa)
Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Group's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some of the contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design, installation and commissioning). For contracts with multiple performance obligations, the Group allocates the contract transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Group forecasts the expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service.

(i) Performance obligations satisfied over time

Revenue for the Group's construction and installation services contracts that satisfy the criteria for over time recognition (formerly known as percentage-of completion method) is recognized as the work progresses. The majority of the revenue is derived from long-term, construction contracts and projects that typically span between 12 to 36 months,. These engineering contracts will continue to be recognized over time because of the continuous transfer of control to the customer as all of the work is performed at the customer’s site and, therefore, the customer controls the asset as it is being constructed. Under the new revenue standard, the measure of progress continues to best depict the transfer of control of assets to the customer.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2
Summary of significant accounting policies

(aa)
Performance obligations

(ii)            Performance obligations satisfied at a point in time

Revenue that do not satisfy the criteria for over time recognition is recognized at a point in time. Upon fulfillment of the performance obligation, the customer is provided an invoice (or equivalent) demonstrating transfer of control to the customer.

Contract modifications are routine in the performance of the Group's contracts. Contracts are often modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and, therefore, are accounted for as part of the existing contract.

Pre-contract costs are generally charged to expense as incurred, but in certain cases their recognition may be deferred if specific probability criteria are met. The Group had no significant deferred pre-contract costs as at December 31, 2018.

(iii)           Backlog

Remaining performance obligation, which is also referred to as backlog. The Group expects to recognize approximately 85% of its backlog as revenue during the next twelve months, and the balance thereafter.

(ab)
Contract estimates

Accounting for long-term contracts and programs involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Group estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit over the life of the contract.

Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors.

Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Variable Consideration

The transaction price for contracts may include variable consideration, which includes increases to transaction price for approved and unapproved change orders, claims and incentives, and reductions to transaction price for liquidated damages. Change orders, claims and incentives are generally not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as a modification of the existing contract and performance obligation. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either the Group or its customers may initiate change orders. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group estimates variable consideration for a performance obligation at the most likely amount to which the Group expects to be entitled (or the most likely amount the Group expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Group will be entitled (or will be incurred in the case of liquidated damages). The Group includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group's favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

The Group has projects that it is in the process of negotiating, or awaiting final approval of, unapproved change orders and claims with its customers. The Group is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. Unapproved change order and claim information has been provided to the Group's customers and negotiations with the customers are ongoing.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3
Revenue from contracts with customers

(a)
Change in accounting policy

On January 1, 2018, the Group adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” using the modified retrospective method for contracts that were not completed as of January 1, 2018. Results on the consolidated statement of operations for reporting periods beginning after December 31, 2017 are presented under this new pronouncement, while prior period amounts reported on the consolidated statement of operations are not adjusted and continue to be reported under the accounting standard Revenue Recognition Topic 605, which was in effect for prior periods. In connection with the adoption of this ASU, certain changes have been made to the consolidated balance sheet. The accounts previously named “Costs and estimated earnings in excess of billings on uncompleted contracts” and “Billings in excess of costs and estimated earnings on uncompleted contracts” have been renamed “Contract assets” and “Contract liabilities”, respectively. The adoption of this pronouncement did not have a material impact on financial position, results of operation, or cash flows.

(b)
Contract balances

The timing of revenue recognition, billings and cash collections results in receivables, net and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) on the consolidated balance sheet. In the Group's construction and installation segment, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. However, the Group sometimes receives advances or deposits from its customers, before revenue is recognized, resulting in billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities). These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period. Changes in the contract asset and liability balances during the year ended December 31, 2018 and 2017, were not materially impacted by any other factors.

4
Other income, net and other losses

Other income, net
	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Loss on disposal of property, plant and equipment	-	-	(15)
Subsidy income	5,537	2,262	3,360
Sales of scrapped materials	-	37	3
Investment income	1,661	(405)	412
Others	1,363	(7)	(304)

	8,561	1,887	3,456

Other losses
	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Bad debts written off	13,946	-	-
Impairment loss on property, plant and equipment	33,500	-	-

	47,446	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5
Income taxes (credit)/expense

According to relevant PRC tax laws and regulations, entities incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) at a statutory rate of 25% or reduced national EIT rates of 15% for certain High and New Technology Enterprises (“HNTE”) on PRC taxable income. Zhejiang Tianlan Environmental Protection Technology Company Limited and Hangzhou Tianlan Environmental Protection Equipment Company Limited are classified as HNTE which enjoy a preferential tax rate of 15%.

During the years ended December 31, 2018 and 2017, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited and Zhejiang Tianlan Environmental Engineering and Design Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 10% only.

The provision for income taxes (credit)/expense consists of:

	2018	2017	2016
	RMB’000	RMB’000	RMB’000
Current PRC EIT:
Domestic	2	4,237	6,298

Income taxes	2	4,237	6,298

Deferred tax benefit:	(7,969)	(405)	(1,337)

Total deferred taxes	(7,969)	(405)	(1,337)

Total	(7,967)	3,832	4,961

The principal reconciling items from income taxes computed at the statutory rates and at the effective income tax rates are as follows:
	2018	2017	2016
	RMB’000	RMB’000	RMB’000

(Loss)/income before income taxes	(34,194)	30,047	27,603
Computed tax using respective companies’ statutory tax rates	(4,987)	4,548	4,078
(Over)-provision for income taxes in prior years	-	(29)	57
Permanent difference	-	(459)	(82)
Temporary differences	(272)	(405)	(1,337)
Tax effect of revenue not subject to tax	(3,024)	(1,438)	(901)
Tax effect of expenses not deductible for tax purposes	316	1,435	2,732
Tax effect of unused tax losses not recognized	-	180	414
Income taxes (credit)/expense at effective tax rate	(7,967)	3,832	4,961

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5
Income taxes - Continued

The components of deferred tax assets are as follows:

	2018	2017
	RMB’000	RMB’000

Allowance for doubtful debts	13,201	6,269
Tax losses	1,037	-

Total deferred tax assets	14,238	6,269

6
Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 16% or 10% since May 1, 2018 (2017: 17% or 11%) of the revenue from sales of equipment. The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

7
Other non-current assets

Other non-current assets represent deposits for sales and leaseback agreement amounted to approximately to RMB17,512,000 (2017: RMB17,512,000).

8
Receivables, net

	2018	2017
	RMB’000	RMB’000

Receivables	177, 632	222,279
Less: Allowance for doubtful debts	(24,047)	(41,761)

	153,585	180,518

The following is an aging analysis of receivables, net as of December 31, 2018 and 2017:

	2018	2017
	RMB’000	RMB’000

Within 1 year	119,233	128,413
1 year - 2 years	21,182	37,934
2 years - 3 years	9,492	9,158
3 years - 4 years	3,225	4,120
4 years - 5 years	453	893

	153,585	180,518

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8
Receivables, net (Continued)

At December 31, 2018, the receivables, net pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB21,634,000 (2017: RMB24,363,000).

9
Prepayments and other current assets

Prepayments and other current assets mainly represent deposits for bidding projects, deposits for purchases and services and prepaid expenses.

	2018	2017
	RMB’000	RMB’000

Prepayments	18,702	19,606
Other receivables	8,791	10,775
Other current assets	1,485	-

	28,978	30,381

10
Contract assets

	2018	2017
	RMB’000	RMB’000

Contracts costs incurred plus estimated earnings	236,044	330,322
Less: Progress billings	(135,050)	(211,066)

Cost and estimated earnings in excess of billings	100,994	119,256

11
Inventories

	2018	2017
	RMB’000	RMB’000

Raw materials	11,963	4,741
Work in progress	-	6,452
Finished goods	-	3,924

	11,963	15,117

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12
Property, plant and equipment

		2018	2017
		RMB’000	RMB’000

Building and leasehold improvements		56,665	56,665
Furniture, fixtures and office equipment		11,090	10,911
Motor vehicles		4,390	4,410
Plant and machineries		111,928	115,349

Total		184,073	187,335

Less: Accumulated depreciation		(57,795)	(46,856)
Accumulated impairment losses		(33,500)	-

Total		(91,295)	(46,856)

Net		92,778	140,479

	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Depreciation charge	11,755	12,647	14,144

At December 31, 2018, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB90,248,000 (2017: RMB99,406,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13
Intangible assets, net

	2018	2017
	RMB’000	RMB’000

Patents	2,400	2,400
Others	575	567

	2,975	2,967

Less: Accumulated amortization	(1,896)	(1,744)

	1,079	1,223

	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Amortization expense	152	152	575

The useful lives of intangible assets, net of the Group are normally 10-20 years. The following table represents the total estimated amortization of intangible assets, net for the five succeeding fiscal years to December 31, 2018:

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000

2019	152
2020	152
2021	152
2022	152
2023	152
Thereafter	319

1,079

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14
Land use right, net

	2018	2017
	RMB’000	RMB’000

Land use right	7,361	7,361
Less: Accumulated amortization	(1,921)	(1,763)

	5,440	5,598

	2018	2017	2016
	RMB’000	RMB’000	RMB’000

Amortization expense	149	149	149

At December 31, 2018, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB5,440,000 (2017: RMB1,645,000).

For the Twelve Months Ending December 31,	Estimated Amortization Expenses
RMB’000

2019	149
2020	149
2021	149
2022	149
2023	149
Thereafter	4,695

5,440

15
Bank borrowings

	2018	2017
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	40,000	28,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,000	5,000

	45,000	33,000

(i)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2018 bears interest at fixed rates ranged from 5.0025% to 6.74% (2017: 4.87% and 5.22%) per annum. Interest paid during the year ended December 31, 2018 was approximately RMB2,089,000 (2017: RMB1,720,000 and 2016: RMB1,221,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15
Bank borrowings

(ii)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2018 bears interest at fixed rates 5.66% (2017: 5.39%) per annum and is secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2018 was approximately RMB278,000 (2017: RMB272,000 and 2016: RMB154,000).

16
Other payables and accrued expenses

	2018	2017
	RMB’000	RMB’000

Accrued expenses	5,348	10,751
Other payables	1,829	1,076
Deferred income	9,201	7,846

	16,378	19,673

17
Borrowings

	2018	2017
	RMB’000	RMB’000

Current portion	32,275	29,438
Non-current portion	23,178	54,630

Total borrowings by the Company	55,453	84,068

(i)
On May 15, 2015, the Company signed a sales and leaseback agreement with lessor A with total principal of RMB66,700,000 and is repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2018 bears interest at fixed rates 5.27% (2017: 5.27%) per annum and is secured by the Company’s machinery A. Interest paid during the year ended December 31, 2018 was approximately RMB1,206,000 (2017: RMB2,027,000 and 2016: RMB2,011,000) and was included in “Cost of revenue” in the Group’s consolidated statements of operations.

(ii)
On December 9, 2015, the Company signed a sales and leaseback agreement with lessor B with total principal of RMB87,560,000 and is repayable within 5 years. The third party loan is denominated in Renminbi. The third party loan borrowed by the Company as of December 31, 2018 bears interest at fixed rates 4.83% (2017: 4.83%) per annum and are secured by the Company’s machinery B and the franchise, income and account receivables generated from Machinery B. Interest paid during the year ended December 31, 2018 was approximately RMB2,437,000 (2017: RMB3,273,000 and 2016: RMB3,192,000) and was included in “Cost of revenue” in the Group’s consolidated statements of operations.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18
Long-term investments

The Group's long-term investments consist of minority ownership interests in two limited liability companies, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

19
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

20
Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders.

21
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

During the years ended December 31, 2018, 2017 and 2016, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB4,692,000, RMB4,298,000 and RMB3,905,000 respectively.

 ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

22
Risk factors

The Group’s activities expose it mainly to credit risk.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash in banks is insured in PRC.

There is no policy for requiring collateral for the credit risk of financial instruments by the Group (2017: Nil).

23
Related party transaction

There were sales of subsidiaries to the shareholders of the Company with gross sale proceeds of RMB10,140,000 in the year 2018 with none in 2017.

24
Commitments and contingencies

(i)           Operating leases

The Group has no rental expense during the year ended December 31, 2018 (2017 and 2016: RMB Nil). As of December 31, 2018, the Group has no future minimum lease payments under non-cancellable operating leases.

(ii)          Litigation

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have a material adverse effect on the business, financial conditions or results of operations.