Form 20-F
period 2019-12-31
EURO TECH HOLDINGS CO LTD
filed 2020-06-05
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

None.
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 3,092,859 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes  ☑ No

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

ITEM 3.      KEY INFORMATION

A.    SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income / (loss) data for years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income / (loss) data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2019	2018	2017	2016	2015
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	5,991	5,267	3,380	3,751	2,480
Working capital(1)	5,350	6,013	2,986	3,101	3,698
Total assets	22,213	23,065	23,737	23,104	21,270
Short-term debt(2)	565	0	97	720	0
Net assets	15,337	15,545	17,107	16,618	16,456
Capital Stock	123	123	123	123	123

(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2019	2018	2017	2016	2015
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income / (Loss) Data:
Revenues	17,399	20,104	17,350	22,478	18,302
Cost of revenues	(12,982)	(16,405)	(12,937)	(17,527)	(14,259)
Gross profit	4,417	3,699	4,413	4,951	4,043
Finance costs	(4)	(7)	(11)	(19)	(4)
Selling and administrative expenses	(4,853)	(4,751)	(4,976)	(5,602)	(5,997)
Operating loss	(440)	(1,059)	(574)	(670)	(1,958)
Interest income	83	35	24	18	45
Other income / (losses), net	52	58	(14)	5	9
(Loss) / gain on disposal of property, plant and equipment	(5)	3	-	7	-
Net gain on deemed disposal of affiliate	-	-	128	24	-
Equity in income / (loss) of affiliates	137	(932)	831	1,002	850
Net gain on disposal of affiliate	-	1,522	-	-	-
(Loss) / income before income taxes	(173)	(373)	395	386	(1,054)

Income taxes (expense) / credit	(37)	312	(28)	(228)	47

Net (loss) / income	(210)	(61)	367	158	(1,007)

Net loss attributable to non-controlling interests	64	149	106	73	391
Net (loss) / income attributable to Euro Tech Holdings Company Limited’s shareholders	(146)	88	473	231	(616)

Other comprehensive income/(loss)
Net (loss) / income	(210)	(61)	367	158	(1,007)
Foreign exchange translation adjustments	(8)	(58)	122	4	(63)

Comprehensive (loss) / income	(218)	(119)	489	162	(1,070)
Comprehensive loss attributable to non-controlling interests	78	182	45	127	477

Comprehensive (loss) / income attributable to the Company	(140)	63	534	289	(593)

Net (loss) / income per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
-Basic	(0.06)	0.04	0.23	0.11	(0.30)
-Diluted	(0.06)	0.04	0.23	0.11	(0.30)

Weighted average ordinary shares outstanding
-Basic	2,301,993	2,061,909	2,061,909	2,061,909	2,063,738
-Diluted	2,301,993	2,061,909	2,061,909	2,061,909	2,063,738

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$ 1.00. However, from 2015 through 2019, the Renminbi has fluctuated and at the end of 2019, 2018, 2017, 2016 and 2015, the exchange rates were approximately RMB 6.9761 = US$1,00, RMB 6.8785 = US$1.00, RMB 6.5040 = US$1.00, RMB 6.9445 = US$1.00 and RMB 6.4855 = US$ 1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in the People’s Republic of China’s (“PRC”) political and economic conditions.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.5% GDP in 2011 to 6.1% GDP in 2019 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by domestic consumer demand. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. From 2017 through 2019, the annual growth rates in imports and exports were -5.9%, 15.8%, -2.8% and 7.9%, 9.9%, 0.5%, respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China's GDP growth rate was 6.1% in 2019. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; more recently, the average inflation rate has increased by 1.4%, 2.0%, 1.6%, 2.1% and 2.9% in 2015, 2016, 2017, 2018 and 2019, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar.  Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 6.3% against the U.S. dollar during this one-year period. In 2018, the Renminbi depreciated approximately 1.1% against the U.S. dollar. In 2019, the Renminbi appreciated approximately 1.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

During Fiscal 2019, the Company had revenues of approximately US$17,399,000, operating losses of approximately US$440,000, and losses before income taxes, equity in loss of affiliates and non-controlling interests of approximately US$310,000. In addition, we had income tax expense of US$37,000, equity in income of affiliates of US$137,000. As a result, we had a net loss of $210,000 for Fiscal 2019 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2019 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive loss attributable to the Company of $140,000 for Fiscal 2019. During Fiscal 2018, the Company had revenues of approximately US$20,104,000, operating losses of approximately US$1,059,000, and losses before income taxes, equity in loss of affiliates and non-controlling interests of approximately US$963,000. In addition, we had income tax credits of US$312,000, equity in loss of affiliates of (US$932,000), and a gain on the disposal of affiliate of US$1,522,000. As a result, we had a net loss of $61,000 for Fiscal 2018 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2018 was the decrease in the gross profit margin percentage of contracts under the keen competitive market condition. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $63,000 for Fiscal 2018. During Fiscal 2017, the Company had revenues of approximately US$17,350,000, operating losses of approximately US$574,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of approximately US$564,000. In addition, we had we had income tax expenses of US$28,000, a net gain on deemed disposal of affiliate of US$128,000 and equity in income of affiliates of US$831,000. As a result, we had a net profit of US$367,000 for Fiscal 2017 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2017 was decrease in revenue, and research and development costs incurred of approximately US$163,000. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $534,000 for Fiscal 2017.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. Specifically the novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), coronavirus or COVID-19, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in Hong Kong or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.  The foregoing is likely to adversely affect business confidence and consumer sentiments, and has been, and may continue to be, accompanied by significant volatility in financial and commodity markets.  The spread of the coronavirus, particularly as it develops into a worldwide health crisis, is also likely have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

The outbreak of the coronavirus could have a material impact on our business in 2020. The pandemic may have the affect of causing delay and disruption in engineering contracts and completion of projects. Further, the travel restrictions have had an disrupted our ability to make business visits which, in turn, our ability to make potential new sales. In general, the combination of supply-side disruption, delivery challenges and potential, long-term waning consumer demand caused by COVID-19, potentially exacerbated by other factors, have negatively impacted and could continue to negatively impact our business. While we continue to monitor the situation, at this point it is difficult to assess the probable significance or duration of any disruption. As a result, we are taking a number of defensive measures to cut costs and conserve our cash resources, including salary reductions and the indefinite suspension of the quarterly dividend until we have more confidence concerning the current situation.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected.  While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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

During 2015, the Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu, and such goods were delivered in 2016. It also received an order for one set of P-300 BWTS for a scientific research ship from Russia in 2017 and completed in 2018. In addition, in 2018, it received a PRC government grant for ballast water port solution. The development of the ballast water port solution prototype is now completed and under system and operation tests in various ports. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotion activities for port solution systems in China and South East Asia. The Company hopes to receive revenues from both port (barge) and commercial vessels for ballast water treatment including retrofit orders and new built orders. However, the intake of orders may be affected by, among other things, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers. There can be no assurance that the Company’s continued streamlining efforts, or that sales of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

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

Our sale of products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of products, such as BWTS, could expose us to product liability claims for personal injuries related liability claims. Also, if our products are deemed by the PRC authorities to fail to conform to product quality or personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and subject to criminal liabilities. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in the products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”) and Hioki E.E. Corp. (“Hioki”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2017, our sales revenue from trading activities decreased by approximately 20%. During Fiscal 2018, our sales revenue from trading activities increased by approximately 25%. During Fiscal 2019, our sales revenue from trading activities decreased by approximately 14%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue. For the year ended December 31, 2018, sales to our two largest customers amounted in the aggregate to approximately 22% of our total revenue. For the year ended December 31, 2017, sales to our four largest customers amounted in the aggregate to approximately 27% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2019, 2018 and 2017, respectively, we had one or more customers that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Customer A	19%	15%	10%
Customer B	10%	—%	7%

If we cannot maintain long-term relationships with this major customer, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We and our distributors are subject to various laws regulating our advertising and any violation of these laws by us or our distributors could result in fines, penalties and legal liabilities, harm our product brands and disrupt our business.

We advertise and market our products. Our distributors often advertise our products they distribute. PRC advertising laws and regulations require advertisers and advertising operators, such as us and our distributors, to ensure the contents of the advertisement they prepare, publish or broadcast are fair and accurate, are not misleading and are in full compliance with applicable laws, through independent review and verification before displaying the advertisement through print media, radio or Internet portals. PRC unfair competition law also prohibits us and our distributors from displaying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our advertising produced by us or our distributors.

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

The Company holds interests and has invested, and may continue to hold interests and invest, in joint ventures or associated companies in which it has a non-controlling interest; for example, Zhejiang Tianlan Environmental Protection Technology Co., Ltd.. In these cases, Company has limited influence over, and limited or no control of, the governance, performance and cost of operations of such entities. Some of these entities may represent significant investments and potentially also use the Company’s brand. These entities that Company does not control may make business, financial or investment decisions contrary to Company’s interests or may make decisions different from those that Company itself may have made. Additionally, Company’s partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Company to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subjecting Company to additional claims.

The Company’s inability to secure and maintain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

The Company is dependent on its ability to obtain and maintain trademarks, patents, licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio is the result of an extensive patenting process that could be influenced by a number of factors, including innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Company. This is particularly applicable to the Company’s PRC subsidiary, Shanghai Euro Tech Limited, which engages in the development, production and sale of analytical and testing instruments and equipment, and is applying for related patents.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Over the past two years, the trading price of our Ordinary Shares has ranged from US$1.33 to US$7.82 per common share, and the last reported trading price on June 3, 2020 was US$2.28 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2019 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2019. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2020 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating (loss) / income of approximately (US$137,000) in Fiscal 2017, (US$34,000) in Fiscal 2018 and US$36,000 in Fiscal 2019 and we plan to wind it down upon collection of outstanding accounts receivable.

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

Far East owns a 19.4% (2018: 19.4%, 2017:19.4%) equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue increased during Fiscal 2017, decreased during Fiscal 2018 and decreased during Fiscal 2019, and its net income increased during 2017, decreased significantly during Fiscal 2018 and increased during Fiscal 2019, particularly due to the filing for bankruptcy liquidation of one of its major customers. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

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

In Fiscal 2019, Blue Sky made an income contribution of approximately US$137,000 to the Company. The income contribution from Blue Sky in Fiscal 2019 was principally because there was no major impairment loss for the accounts receivables from its major customers.  In Fiscal 2018, Blue Sky made a loss contribution of approximately US$786,000, and Jia Huan made a loss contribution of approximately US$146,000 (up to the date of disposal) to the Company. The loss contribution from Blue Sky in Fiscal 2018 was principally caused by a decrease in sales revenue as a result of the filing for bankruptcy liquidation of one of Blue Sky’s major customers, while the loss contribution from Jia Huan is only reflective of the loss contribution of Jia Huan up to the date of its disposal in May 2018.  In Fiscal 2017, Blue Sky and Jia Huan made income contribution of approximately US$712,000 and US$119,000, respectively, to the Company.  China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

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

The Company distributes products through its Hong Kong headquarters, its trading company in Shanghai. The Company’s PRC trading subsidiary is Euro Tech Trading (Shanghai) Limited. Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. and Guangzhou Euro Tech Environmental Equipment Co., Ltd. were dissolved in 2019.

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

During Fiscal 2019, there was decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2019 was US$5,522,000, while Shanghai Environmental had an operating income of US$36,000. In addition, we incurred research and development costs of approximately US$35,000 in 2019 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$194,000. This resulted in operating loss from engineering activities of approximately US$158,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that we believe is very profitable and easier to sell. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. To date, our existing distribution network for these products has had modest success. In 2016, we received a contract worth about US$6.0 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. This contract was completed in Fiscal 2017. In 2018, the Company received a PRC government grant for port ballast solution to fund the development of a prototype. The development of the ballast water port solution prototype was completed in 2019 and under system and operation tests in various ports. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotion activities for port solution systems in China and South East Asia, although no assurance can be given that we will be able to do so. We are applying the utility model patent for this port solution system in China. In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful.

We also maintain a website which provides us with the ability to offer “on-line” product sales (via www.yibaynet.com.cn) at lower prices than our competitors. To date, however, this website has not generated any material income.

The Company believes that by assembling the products it distributes it may realize increased gross profit margins and greater revenues and net income than if it remains only a product distributor. During the next twelve months, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products, secure manufacturing and/or assembly facilities. We continue to promote our BWTS products that currently treat wastewater at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system.

We also anticipate that, during Fiscal 2020, we will spend up to an additional US$300,000 in research and development costs on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, water testing equipment and monitoring equipment.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on September 8, 2019.  The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after 28 October 2020. To comply with these requirements, we are going to start the land based test for our BWTS to obtain such type approval certification in China.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 70.0%, 70.4% and 67.5% of its revenues from the sale of scientific instruments during Fiscal 2019, 2018 and 2017, respectively.

Power Solutions and Process Automation Products.  The Company distributes general testing and measuring equipment including multi-channel digital and analogue recorders, signal amplifiers and calibration equipment for energy conservation, renewable energy equipment, power quality analyzers and continuous emissions monitoring systems to industries including power plants, railway and aero-space industries, utilities, educational institutions and telecommunications companies.

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

The Company derived approximately 28.3%, 28.5% and 31.2% of revenues from the sale of power solutions and process during Fiscal 2019, 2018 and 2017, respectively.

Technical Support.  The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.7%, 1.1% and 1.3% of its revenues from technical support operations during Fiscal 2019, 2018 and 2017, respectively.

Customers.  During Fiscal 2019, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue, with one of such customers accounting for 19% of our total revenue.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and received orders of 12, 11 and 14 sets in Fiscal 2019, 2018 and 2017, respectively. The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We are going to carry out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines in order to get a certified test report from this approved laboratory. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in a number of trade shows and exhibitions. Although the regulation is not enforced now, we are getting market awareness of our product application

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach and Hioki, which are the Company’s largest suppliers, with purchases from them accounting for approximately 45%, 10%, 9% and 5% during Fiscal 2017, 55%, 8%, 7% and 7% during Fiscal 2018, and 53%, 7%, 6% and 6% during Fiscal 2019, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable.  The Company has agreements and has an Authorization Letter from Hach appointing the Company as Hach’s distributor in Hong Kong and Macau which is valid until December 31, 2020. The Company has an Agreement with Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which is valid until March 31, 2021. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

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

During Fiscal 2019, 2018 and 2017, the Company’s gross profit margins were approximately 25%, 18% and 25%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s more extensive distribution network and an established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

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

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong, and its wholly-owned trading company in Shanghai. During Fiscal 2017, the Company had a marketing and sales force of 16 people who are paid a salary plus a sales-based commission. During Fiscal 2018, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. During Fiscal 2019, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Our remaining sales subsidiary is located in: Shanghai. We closed Chongqing, Guangzhou and Xi’an subsidiaries in Fiscal 2019.

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

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	PRC	Undertaking water and waste-water treatment engineering projects

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

D.     PROPERTY, PLANTS AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises.

The following is a summary of certain information related to the lease costs for operating leases for the year ended December 31, 2019:

US$’000

Operating lease cost	193
Short-term lease cost	153
Total lease cost	346

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2019 were as follows:

Operating lease obligations
US$’000

2020	196
2021	138
2022	96
Total minimum lease payments	430
Financing component	(44)
Net present value of minimum lease payments	386
Less: current portion of operating lease obligations	(170)
Long-term operating lease obligations	216

The financing component for operating lease obligations represents the effect of discounting the lease payments to their present value.

The Company maintains an executive office at Unit C and D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2021 with a monthly rental payment of approximately US$8,308. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

The Company’s owned property in Hong Kong was sold in February 2020 .

Euro Tech Trading (Shanghai) Limited has one office rented pursuant to short term leases, at an aggregate monthly rent of approximately US$310. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$3,328. Shanghai Euro Tech Environmental Engineering Company Limited's premises are also rented pursuant to a short term lease for a monthly rent of approximately US$609.

Yixing occupies a 464 square meter facility in Shanghai, pursuant to a three year lease expiring in December 2022, providing for a monthly rent of approximately US$8,277.

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

A.    OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s sales made to customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2017	45%	53%
2018	40%	56%
2019	40%	58%

Sales to customers situated in Macau and elsewhere through Fiscal 2019 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong.  Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 1% in Fiscal 2017 as compared with Fiscal 2016.  Sales in Hong Kong, expressed as a percentage of our revenue, increased by 3% in Fiscal 2018 as compared with Fiscal 2017. Sales in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2019 as compared with Fiscal 2018. See – Item 3D. “Key Information — Risk Factors.”

PRC.  The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Sales in the PRC, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2017 as compared with Fiscal 2016. The decrease was primarily due to a decrease in engineering revenue in PRC. Sales in the PRC, expressed as a percentage of total revenue, decreased by 5% in Fiscal 2018 as compared with Fiscal 2017. The decrease was primarily due to the increase in sales in PRC were less than the overall increase in sales of the Company. Sales in the PRC, expressed as a percentage of total revenue, was the same in Fiscal 2019 as compared with Fiscal 2018. See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2019		2018		2017		2016		2015
Revenue	$17,399	100%	$20,104	100%	$17,350	100%	$22,478	100%	$18,302	100%
Cost of revenue	$12,982	74.6%	$16,405	81.6%	$12,937	74.6%	$17,527	78.0%	$14,259	77.9%
Gross profit	$4,417	25.4%	$3,699	18.4%	$4,413	25.4%	$4,951	22.0%	$4,043	22.1%
Selling and administrative expenses	$4,853	27.9%	$4,751	23.6%	$4,976	28.7%	$5,602	24.9%	$5,997	32.8%
Loss before income taxes, equity in income/(loss) of affiliates and non-controlling interests	$(310)	-1.8%	$(963)	-4.8%	$(564)	-3.3%	$(640)	-2.8%	$(1,904)	-10.4%
Income taxes (expense) / credit	$(37)	-0.2%	$312	1.6%	$(28)	-0.2%	$(228)	-1.0%	$47	0.3%
Equity in income / (loss) of affiliates	$137	0.8%	$(932)	-4.6%	$831	4.8%	$1,002	4.5%	$850	4.6%
Net gain on disposal of affiliate	$-	-	$1,522	7.6%	-	-	-	-	-	-
Net (loss) / income	$(210)	-1.2%	$(61)	-0.3%	$367	2.1%	$158	0.7%	$(1,007)	-5.5%
Net loss attributable to non-controlling interests	$64	0.4%	$149	0.7%	$106	0.6%	$73	0.3%	$391	2.1%
Net (loss) / income attributable to Euro Tech Holding Company Limited's sharehodlers	$(146)	-0.8%	$88	0.4%	$473	2.7%	$231	1.0%	$(616)	-3.4%

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$2,705,000 or 13.5% to approximately US$17,399,000 in Fiscal 2019 from approximately US$20,104,000 in Fiscal 2018. Revenue from trading and manufacturing activities and engineering activities decreased by approximately US$1,893,000 and decreased by US$812,000, respectively. The decrease in revenues from trading and manufacturing activities was principally due to decrease in big system sales. Pact-Yixing’s revenues of approximately US$5,522,000 and US$6,354,000 were included in our revenues in Fiscal 2019 and Fiscal 2018, respectively.

Gross profits increased by approximately US$718,000 or 19.4% to approximately US$4,417,000 for Fiscal 2019 as compared to approximately US$3,699,000 for Fiscal 2018.   During Fiscal 2019, the Company’s cost of revenues was approximately US$12,982,000 or 74.6% of revenues, in comparison to approximately US$16,405,000 or 81.6% for Fiscal 2018. Cost of revenue expressed as a percentage of revenue decreased by 7% in Fiscal 2019 as compared with Fiscal 2018. Cost of revenues from trading and manufacturing activities and engineering activities decreased by approximately US$1,851,000 and US$1,572,000, respectively. The overall change was principally due to decrease in trading activities of big system sales which were of lower gross margin and the increase in the gross profit margin percentage of engineering contracts. Pact-Yixing contributed approximately US$1,819,000 to our gross profit in Fiscal 2019, an increase of approximately US$706,000 from Fiscal 2018.

Selling and Administrative Expenses.  Selling and administrative expenses were approximately US$4,853,000 in Fiscal 2019, an increase of approximately US$102,000 or 2.1% from approximately US$4,751,000 in Fiscal 2018. The slight increase was in line with the general inflation rate.

Equity in Income / (Loss) of Affiliates. Equity in income of affiliates was approximately income of US$137,000 in Fiscal 2019, an increase of approximately US$1,069,000 from loss of affiliates of approximately (US$932,000) in Fiscal 2018. The exceptional poor Fiscal 2018 results included a loss contribution from Blue Sky of US$786,000 principally caused by a decrease in sales revenue as a result of the filing for bankruptcy liquidation of one of Blue Sky’s major customers, and a loss contribution from the disposed affiliate of US$146,000.

Interest Income.  Interest income in Fiscal 2019 was approximately US$83,000 as compared to approximately US$35,000 in Fiscal 2018.

Other income / (losses). Other income decreased by approximately US$6,000 to approximately US$52,000 in Fiscal 2019 from approximately US$58,000 in Fiscal 2018. The decrease in other income was principally due to increase in exchange loss of US$37,000, being mostly offset by increase in rental income of US$31,000.

Income Taxes.  Tax expense of approximately US$37,000 in Fiscal 2019 as compared to tax credit of approximately US$312,000 in Fiscal 2018. This credit for Fiscal 2018 was primarily the result of overcharge of tax expenses in previous years.

Net Income.  (Loss) / profit from continuing operations was approximately loss of (US$146,000) in Fiscal 2019 as compared to profit of approximately US$88,000 in Fiscal 2018. This decrease was primarily due to a non-recurrent gain on disposal of equity in an affiliate of approximately US$1,522,000 in Fiscal 2018.

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

B.     LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2019 and Fiscal 2018 were approximately US$5,350,000 and US$6,013,000, respectively.

As of December 31, 2019, we had approximately US$5,991,000 in cash and cash equivalents, compared to approximately US$5,267,000 in cash and cash equivalents as of December 31, 2018. Net cash (used in) / provided by operating activities was (US$266,000) for the year ended December 31, 2019 as compared to (US$1,345,000) for the year ended December 31, 2018 and US$652,000 for the year ended December 31, 2017. Net cash (used in) / provided by investing activities was (US$169,000), US$5,083,000 and US$272,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Net cash provided by / (used in) financing activities was US$565,000 for the year ended December 31, 2019 as a result of increase in bank borrowings related to trade finance purchases as compared to (US$1,540,000) for the year ended December 31, 2018.The major items of cash provided by / (used in) in Fiscal 2018 were net cash inflow of approximately US$4,889,000 as a result of the sale of our equity interest in Jia Huan.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$897,000 at December 31, 2019. These credit facilities were obtained on the conditions that, among other things, the Company pledge rented out property of approximately 1,200 square feet in Hong Kong as security and bank deposit of approximately US$900,000 after the sale of this property in February 2020, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from approximately US$5,267,000 at the end of Fiscal 2018 to US$5,991,000 at the end of Fiscal 2019. The principal reason for the increase in cash was net cash inflow from financing activities.

The Company’s accounts receivable, net decreased from approximately US$5,089,000 at the end of Fiscal 2018 to US$3,586,000 at the end of Fiscal 2019. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories increased from approximately US$401,000 at the end of Fiscal 2018 to US$586,000 at the end of Fiscal 2019.

The Company’s capital expenditures were approximately US$21,000 and US$85,000 in Fiscal 2019 and Fiscal 2018, respectively. Capital expenditures during Fiscal 2019 and Fiscal 2018 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

As of December 31, 2019, the Group completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited as of December 31, 2019). Based on management’s assessment, the Group determined that there was no impairment of goodwill as of December 31, 2019.

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

Significant Accounting Policies and Estimate

Basis of Consolidation

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated.

Subsidiaries

Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Equity Method of Accounting

We account for our interest in an investment using the equity method of accounting per Accounting Standards Codification ("ASC") No. 323, “Investments - Equity Method and Joint Ventures” if we are not the primary beneficiary of a VIE or do not have a controlling interest. The investment is recorded at cost and the carrying amount is adjusted periodically to recognize our proportionate share of income or loss, additional contributions made and dividends and capital distributions received. We record the effect of any impairment or other than temporary decrease in the value of the investment.

In the event a partially owned equity affiliate were to incur a loss and our cumulative proportionate share of the loss exceeded the carrying amount of the equity method investment, application of the equity method would be suspended and our proportionate share of further losses would not be recognized unless we committed to provide further financial support to the affiliate. We would resume application of the equity method once the affiliate became profitable and our proportionate share of the affiliate’s earnings equals our cumulative proportionate share of losses that were not recognized during the period the application of the equity method was suspended.

Revenue Recognition

We adopted ASU No. 2014-09 ASC Topic 606, Revenue from Contracts with Customers, from January 1, 2018, using the modified retrospective transition method. Because there was no change to the timing and pattern of revenue recognition, there was no material changes to the Group's processes and internal controls and there was no adjustment to beginning retained earnings on January 1, 2018.

Our revenue is derived from long-term contracts for customers in our engineering services and short-term contracts for trading and manufacturing activities. Accounting treatment for these contracts in accordance with ASU No. 2014-09 ASC Topic 606, Revenue from Contracts with Customers, is as follows:

(i) Performance obligations satisfied over time (Engineering services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Engineering services projects typically span between several days to over 5 years. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (engineering).

Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognises revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the construction works certified by customers.

Remaining performance obligations (“RPOs”)

RPOs represent the amount of revenues we expect to recognize in the future from our contract commitments on projects and are hereafter referred to as “Backlog”. Backlog includes the entire expected revenue values for subsidiary we consolidate. Backlog may not be indicative of future operating results, and projects included in Backlog may be canceled, modified or otherwise altered by customers.

Variable consideration

Contract modifications through change orders, claims and incentives are routine in the performance of the Group’s contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration service provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Group or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

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

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group’s favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

(ii)
Performance obligations satisfied at a point-in-time (Trading and manufacturing)

Revenue for our trading and manufacturing contracts is recognized at a point in time. The Group recognizes revenue at the amount to which it expects to be entitled when control of the products is transferred to its customers. Control is generally transferred when the Group has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. For most of the Group’s products sales, control transfers when products are delivered to the customer. Payment for products sales is collected within a short period following transfer of control, as applicable.

Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$35,000, US$184,000 and US$163,000 for the years ended December 31, 2019, 2018 and 2017, respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

Income Taxes

The Group follows the liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Group also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

Impairment of Goodwill

The Group annually performs a qualitative analysis that includes reviewing the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, or whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. After a qualitative analysis indicates an impairment test is needed, the Group completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Functional Currencies and Foreign Currency Translation

For foreign operations where substantially all monetary transactions are in the local currency, we use the local currency as our functional currency. The effects of translating financial statements of foreign operations into our reporting currency are recognized as a cumulative translation adjustment, net of tax in “Accumulated other comprehensive income” in the consolidated statements of shareholders’ equity. Gains or losses on foreign currency transactions are recorded in income in the period in which they are incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include accounts receivable, net, equity method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation, contract assets and contract liabilities. Actual results could differ from those estimates.

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

Going Concern

As shown in the Note 23 (iii) of accompanying consolidated financial statements, the operations and business results of the Group could be materially adversely affected by coronavirus, which creates an uncertainty about the Group's ability to continue as a going concern. Management's plan with new contracts with customers will alleviate such uncertainty.

Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments are recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Group elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group did not recognize right-of-use assets or lease liabilities, including not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. The Group also elected to separate lease and non-lease components for our real estate leases.

The Group enters into non-cancelable leases for some of our facility needs. These leases allow the Group to conserve cash by paying a monthly lease rental fee for the use of facilities rather than purchasing them.

The Group’s leases have remaining terms ranging from one to three years, and some of which may include options to terminate the leases within one year. Currently, all the Group’s leases contain fixed payment terms. The Group may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease. Additionally, all of the Group’s month-to-month leases are cancelable, by the Group or the lessor, at any time and are not included in our right-of-use asset or liability. Leases are accounted for as operating or finance leases, depending on the terms of the lease.

Operating right-of-use leases.

Operating right-of-use leases are included in operating lease right-of-use assets, current portion of operating lease obligations and operating lease obligations, net of current maturities on the Group’s consolidated balance sheets, as appropriate. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate to calculate present value, the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

On January 1, 2011, the Group also adopted ASU No. 2016-02, Leases (Topic 842) for its long term lease as lessor.

Prior to January, 2019 the Group accounted for its leases in accordance with Leases (Topic 840). Leases with characteristics of operating leases were expensed on a straight-line basis over the life of the lease on the Group’s consolidated statements of operations and comprehensive income / (loss).

Change in accounting policy

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments are recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Group elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group did not recognize right-of-use assets or lease liabilities, including not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. The Group also elected to separate lease and non-lease components for our real estate leases. Adoption of the new standard resulted in the recording of additional operating right-of-use assets and operating lease liabilities of approximately US$133,000, as of January 1, 2019. The adoption of Topic 842 did not impact the Group’s retained earnings, consolidated net loss or cash flows

Recent Accounting Pronouncements

Changes to GAAP are typically established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification (“ASC”). The Group considers the applicability and impact of all ASUs. The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments under this pronouncement changed the way all leases with durations in excess of one year are treated. Under this guidance, lessees are required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated finance lease liability or operating lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as finance leases or operating leases. Finance lease liabilities, which contain provisions similar to capitalized leases under the prior accounting standards, are amortized as amortization expense and interest expense in the statement of operations.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance requires application on a prospective basis. The Group does not expect that this pronouncement will have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. The ASU and its related clarifying updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard will be through a cumulative-effect adjustment to retained earnings as of the effective date. Based on our historical experience, the Group does not expect that this pronouncement will have a significant impact in its consolidated financial statements or on the estimate of the allowance for uncollectable accounts.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC No. 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Group is evaluating the impact this update will have on its consolidated financial statements.

C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2019, 2018 and 2017, the Company expensed approximately US$35,000, US$184,000 and US$163,000, respectively, on the research and development of its products.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2019 were as follows:

Operating lease obligations
US$’000

2020	196
2021	138
2022	96
Total minimum lease payments	430
Financing component	(44)
Net present value of minimum lease payments	386
Less: current portion of operating lease obligations	(170)
Long-term operating lease obligations	216

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	76	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	61	Director and Chief Financial Officer

Alex Sham	56	Director

Y.K. Liang	90	Director

Fu Ming Chen	71	Director

Janet Cheang	64	Director

David YL Leung	46	Director

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

B.     COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2019, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$197,000 (2018: US$ 193,000, 2017: US$ 194,000), Jerry Wong, Chief Financial Officer received a yearly salary of US$111,000 (US$107,000, 2017: US$ 108,000) and George Hayek, a Key Employee of Yixing, received a yearly salary of US$ 59,000 (2018: US$59,000, 2017: US$ 62,000). David YL Leung, a Key Employee of Yixing receives an annual salary of US$148,000 (2018: US$136,000, 2017: US$ 131,000) and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2019 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as compensation during Fiscal 2019.

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

As stipulated by the rules and regulations in the PRC, the PRC’s subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC’s subsidiaries’ contribution range from 14% to 20% of the basic salaries of its employees, and have no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2019 the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was approximately US$332,000.

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

During the year ended December 31, 2019, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 51,000 ordinary shares. The exercise price of all options granted is US$2.60 per share. The stock options granted are exercisable on January 1, 2022 and terminate on April 18, 2029.

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2019		2018		2017
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	-	-	-	-	-	-
Granted	51,000	2.60	-	-	-	-

Outstanding, end of year	51,000	2.60	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2019, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is US$10,358

The Group applies the provisions of ASC No. 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

C.     BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in August 2019. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had six meetings of its Board of Directors during Fiscal 2019, while its Audit Committee had four meetings during Fiscal 2019.

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

D.    EMPLOYEES

At June 3, 2020, the Company (exclusive of Yixing-Pact) had approximately 50 full-time employees. At December 31, 2019, 2018 and 2017, staffing levels at the Company (exclusive of Yixing-Pact) were approximately as follows:

	2019	2018	2017
Marketing and sales	15	15	16
Administrative	20	22	27
Technical	15	17	16
Total full time employees	50	54	59

At June 3, 2020, Pact-Yixing had approximately 36 full-time employees.  In addition, as of December 31, 2019, 2018 and 2017, respectively, staffing levels at Pact-Yixing were approximately as follows: Engineers - 28, 27 and 30; Administrative Persons - 8, 8 and 8.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table sets forth, as of June 3, 2020, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group, based upon 3,092,859 shares of the Company’s Ordinary Shares outstanding as of June 3, 2020.  The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	1,594,386	51.6%

Alex Sham(1)	80,582	2.6%

Jerry Wong(1)	52,298	1.7%

Y.K. Liang(1)	—	—

Fu Ming Chen(1)	—	—

Janet Cheang(1)	—	—

David YL Leung	—	—

All Executive Officers And Directors of the Company as a group (7 persons)	1,727,266	55.9%

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.

B.     RELATED PARTY TRANSACTIONS

See – Item 6B. Compensation.

C.     INTERESTS OF EXPERTS AND COUNSEL

This item does not apply to annual reports on Form 20-F.

ITEM 8.       FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 8A.1	See – Item 18.

Item 8A.2	See – Item 18.

Item 8A.3	See – Report of Independent Registered Public Accounting Firm, page F-2.

Item 8A.4	We have complied with this requirement.

Item 8A.5	Not applicable.

Item 8A.6	Not applicable.

Item 8A.7	Legal Proceedings. See – Item 4B. Business Overview-Litigation.

Item 8A.8	Dividend Policy.

 On March 6, 2020, we declared a special cash dividend of an aggregate of $1,299,000.78, which dividend was paid to all holders of record of our ordinary shares as of March 20, 2020. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

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

The high and low prices for the Ordinary Shares in the periods indicated, as reported by NASDAQ, are set forth below:

Years Ended December 31,	Low	High
	US$	US$

2015	2.04	4.41
2016	1.46	4.43
2017	2.70	5.65
2018	2.00	8.45
2019	1.72	7.82
2020 (through June 3, 2020)	1.73	3.15

Quarters Ended	Low	High
	US$	US$
March 31, 2018	2.50	4.45
June 30, 2018	2.00	8.45
September 30, 2018	3.45	5.90
December 31, 2018	2.25	5.07
March 31, 2019	1.72	7.82
June 30, 2019	2.33	4.33
September 30, 2019	2.51	3.64
December 31, 2019	2.13	3.08

The Following Months	Low	High
	US$	US$
December 2019	2.20	2.59
January 2020	2.24	3.15
February 2020	1.95	2.70
March 2020	1.73	2.28
April 2020	1.85	2.47
May 2020	2.02	2.49

Based upon information received from its transfer agent, the Company believes that it has approximately 25 shareholders of record including 1,210 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 16.5% in 2019 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2019 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, ETTS had an assessable loss carried forward of US$518,328 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2019. As of December 31, 2019, SET had an assessable loss carried forward of US$444,192 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2019. As of December 31, 2019, SETEE had an assessable loss carried forward of US$380,591 as agreed by the local tax authority to offset its profit for the forthcoming years. Such loss will expire in 5 years.

Chongqing Euro Tech Rizhi Technology Co., Ltd, Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd and Guangzhou Euro Tech Environmental Equipment Co., Ltd provide for PRC Enterprise Income Tax at a rate of 25% in 2019, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. These three companies were dissolved in 2019.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) provides for PRC Enterprise Income Tax at a rate of 25% in 2019, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, Yixing had an assessable loss carried forward of US$1,664,275 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East's subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2019 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the hong Kong profits tax and PRC EIT statutory tax rates in effect for 2019, 2018 and 2017 and our effective income taxes rates were as follows:

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000

Loss before income taxes	(310)	(963)	(564)

Computed tax using respective companies’ statutory tax rates	(69)	(254)	(94)
Change in valuation allowances	(30)	68	120
Under / (over-provision) for income taxes in prior years	5	(131)	-
Non-deductible expenses	131	5	2

Income taxes expense / (credit) at effective tax rate	37	(312)	28

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,174,000 as at December 31, 2019.

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

If we are determined to be a PFIC for any taxable year, a U.S. Holder could be treated as owning a proportionate share of some of our subsidiaries and, in the absence of certain elections, will subject to special rules that will have a penalizing effect on certain “excess distributions” (as defined).

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

Inflation

The Company cannot accurately determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on revenues or results of operations during the past several years. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2019. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our internal control over financial reporting is effective.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited who was the principal external auditor for fiscal years 2019 and 2018, respectively.

	For the Year Ended December 31
	2019	2018
	US$	US$

Audit-related fees(2)	185,000	165,000
Tax fees(3)	—	—
All other fees	—	—

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditor, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2019 and 2018, respectively.

(3)	“Tax fees” means the aggregated fees billed in each of the years listed for professional services rendered by our principal auditor for tax compliance, tax advice and tax planning.

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

There were no purchases of registered equity securities in 2019 and 2018.

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

Euro Tech Holdings Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2019 and 2018 Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2019, 2018 and 2017
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017
Notes to the Consolidated Financial Statements

Zhejiang Tianlan Environmental Protection Technology Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets As Of December 31, 2019 and 2018 Consolidated Statements of Operations for the Years Ended December 31, 2109, 2018 and 2017
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017
Notes to the Consolidated Financial Statements

ITEM 19.    EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

23.1	List of Subsidiaries *

101 ..INS*	XBRL Instance Document

101 ..SCH*	XBRL Taxonomy Extension Schema Document

101 ..CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 ..DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 ..LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 ..PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

1. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3. Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4. Incorporated by reference, previously filed as an Exhibit to Registrant's Form 6-K on April 25, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

June 5, 2020	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-3
Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Years Ended December 31, 2019, 2018 and 2017	F-4 to 5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017	F-6
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017	F-7
Notes to the Consolidated Financial Statements	F-8 to 44

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income / (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Notes 2 and 3 to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
June 5, 2020

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	5,991	5,267
Restricted cash	658	1,330
Accounts receivable, net	3,586	5,089
Prepayments and other current assets	748	547
Contract assets	441	899
Inventories	586	401
Total current assets	12,010	13,533

Property, plant and equipment, net	700	754
Interest in affiliate	7,720	7,583
Goodwill	1,071	1,071
Deferred tax assets	87	124
Operating right-of-use assets	406	-
Long-term investment	148	-
Restricted cash	71	-
Total non-current assets	10,203	9,532
Total assets	22,213	23,065

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	565	-
Accounts payable	3,914	4,900
Contract liabilities	869	1,370
Other payables and accrued expenses	1,142	1,250
Current portion of operating lease obligations	170	-
Total current liabilities	6,660	7,520
Non-current liabilities:
Operating lease obligations, net of current maturities	216	-
Total liabilities	6,876	7,520
Commitments and contingencies (Note 21)

Shareholders’ equity:
Ordinary share, 20,000,000 (2018: 20,000,000) shares authorized; 3,260,559 (2018: 2,229,609) no par value shares issued	123	123
Additional paid-in capital	9,561	9,551
Treasury stock, 167,700 shares at cost as of December 31, 2019 and 2018, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	899	893
Retained earnings	4,346	4,492
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	14,459	14,589
Non-controlling interests	878	956
Total shareholders’ equity	15,337	15,545

Total liabilities and shareholders’ equity	22,213	23,065

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing	11,877	13,770	11,001
Engineering	5,522	6,334	6,349
Total revenues	17,399	20,104	17,350

Cost of revenues
Trading and manufacturing	(9,285)	(11,136)	(8,563)
Engineering	(3,697)	(5,269)	(4,374)
Gross profit	4,417	3,699	4,413

Finance costs	(4)	(7)	(11)
Selling and administrative expenses	(4,853)	(4,751)	(4,976)
Operating loss	(440)	(1,059)	(574)
Interest income	83	35	24
Other income / (losses), net	52	58	(14)
(Loss) / gain on disposal of property, plant and equipment	(5)	3	-
Net gain on deemed disposal of affiliate	-	-	128
Equity in income / (loss) of affiliates	137	(932)	831
Net gain on disposal of affiliate	-	1,522	-
(Loss) / income before income taxes	(173)	(373)	395
Income taxes (expense) / credit	(37)	312	(28)

Net (loss) / income	(210)	(61)	367

Net loss attributable to non-controlling interests	64	149	106
Net (loss) / income attributable to Euro Tech Holdings Company Limited’s shareholders	(146)	88	473
Other comprehensive (loss) / income
Net (loss) / income	(210)	(61)	367
Foreign exchange translation adjustments	(8)	(58)	122
Comprehensive (loss) / income	(218)	(119)	489
Comprehensive loss attributable to non-controlling interests	78	182	45
Comprehensive (loss) / income attributable to the Company	(140)	63	534

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS) (CONT’D)

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Net (loss) / income per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$US(0.06)	$US0.04	$US0.23
- Diluted	$US(0.06)	$US0.04	$US0.23
Weighted average ordinary shares outstanding
- Basic	2,301,993	2,061,909	2,061,909
- Diluted	2,301,993	2,061,909	2,061,909

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net (loss) / income	(146)	88	473
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	69	60	61
Loss / (gain) on disposal of property, plant and equipment	5	(3)	-
Stock-based compensation expense	10	-	-
Net gain on disposal of affiliate	-	(1,522)	-
Net gain on deemed disposal of affiliate	-	-	(128)
Non-controlling interests in (loss) of subsidiaries	(64)	(149)	(106)
Equity in (profit) / loss of affiliates	(137)	932	(831)
Deferred tax expenses	37	34	28
Non-current operating lease liabilities	216	-	-
Operating lease right-of-use assets	(406)	-	-
Decrease / (increase) in current assets:
Accounts receivable, net	1,503	(1,281)	585
Prepayments and other current assets	(201)	119	(194)
Contract assets	458	(705)	149
Inventories	(185)	95	(152)
Increase / (decrease) in current liabilities:
Accounts payable	(986)	1,220	507
Other payables and accrued expenses	(108)	249	(181)
Contract liabilities	(501)	(350)	644
Current portion of operating lease obligations	170	-	-
Taxes payable	-	(132)	(203)
Net cash (used in) / provided by operating activities	(266)	(1,345)	652
Cash flows from investing activities:
Purchase of property, plant and equipment	(21)	(85)	(18)
Proceeds from sale of property, plant and equipment	-	3	-
Dividend received from affiliates	-	276	290
Proceeds from sale of affiliate	-	4,889	-
Purchase of long-term investment	(148)	-	-
Net cash (used in) / provided by investing activities	(169)	5,083	272
Cash flows from financing activities:
Dividend paid	-	(1,443)	-
Increase / (decrease) in bank borrowings	565	(97)	(623)
Net cash provided by / (used in) financing activities	565	(1,540)	(623)
Effect of exchange rate changes on cash and cash equivalents	(7)	(53)	116

Net increase in cash and cash equivalents and restricted cash	123	2,145	417
Cash, cash equivalents and restricted cash
Beginning of year	6,597	4,452	4,035
End of year	6,720	6,597	4,452

Cash breakdown
Cash and cash equivalents	5,991	5,267	3,380
Restricted cash	729	1,330	1,072
	6,720	6,597	4,452

	US$’000	US$’000	US$’000
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes payment	-	-	203
Interest payment	4	7	11
Operating leases (disclosed in accompanying Note 3)
Noncash investing activities:

Net gain on deemed disposal of affiliate	-	-	128

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	EURO TECH HOLDINGS COMPANY LIMITED’S SHARHOLDERS
	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interests	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 31, 2016	2,229,609	123	9,551	(786)	857	352	5,338	1,183	16,618
Net income / (loss)	-	-	-	-	-	-	473	(106)	367
Foreign currency translation adjustments, net of tax	-	-	-	-	61	-	-	61	122
Balance at December 31, 2017	2,229,609	123	9,551	(786)	918	352	5,811	1,138	17,107
Net income / (loss)	-	-	-	-	-	-	88	(149)	(61)
Foreign currency translation adjustments	-	-	-	-	(25)	-	-	(33)	(58)
Appropriation of reserves	-	-	-	-	-	(36)	36	-	-
Dividend paid	-	-	-	-	-	-	(1,443)	-	(1,443)
Balance at December 31, 2018	2,229,609	123	9,551	(786)	893	316	4,492	956	15,545
Net loss	-	-	-	-	-	-	(146)	(64)	(210)
Foreign currency translation adjustments	-	-	-	-	6	-	-	(14)	(8)
Bonus shares issued	1,030,950	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	10	-	-	-	-	-	10
Balance at December 31, 2019	3,260,559	123	9,561	(786)	899	316	4,346	878	15,337

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Organization and business

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

The Group’s principal subsidiaries at December 31, 2019 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2019	2018

Euro Tech (Far East) Limited	100%	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	100% ^	100%	Hong Kong	Inactive

Euro Tech Trading (Shanghai) Limited	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	100%	The PRC	Undertaking water and waste-water treatment engineering projects

Chongqing Euro Tech Rizhi Technology Co., Ltd.	#	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd.	##	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems
^ This company was deregistered on April 3, 2020.
# This company was dissolved on December 12, 2019.
## This company was dissolved on December 24, 2019.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

1            Organization and business (Cont’d)

The Group’s principal subsidiaries at December 31, 2019 are set out below (Cont’d).

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2019	2018

Guangzhou Euro Tech Environmental Equipment Co., Ltd.	**	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Yixing Pact Environmental Technology Co., Ltd.	58%	58%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	58%	The British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.4% *	19.4% *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

* The Group’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process and exercise significant influence.

** This company was dissolved on March 18, 2019.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2            Summary of significant accounting policies

(a)       Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the financial statement rules and regulations of the Securities and Exchange Commission (“SEC”). References for Financial Accounting Standards Board (“FASB”) standards are made to the FASB Accounting Standards Codification (“ASC”).

(b)      Basis of consolidation

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated.

(c)       Subsidiaries

Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(d)        Equity method of accounting

We account for our interest in an investment using the equity method of accounting per ASC No. 323, “Investments - Equity Method and Joint Ventures” if we are not the primary beneficiary of a VIE or do not have a controlling interest. The investment is recorded at cost and the carrying amount is adjusted periodically to recognize our proportionate share of income or loss, additional contributions made and dividends and capital distributions received. We record the effect of any impairment or other than temporary decrease in the value of the investment.

In the event a partially owned equity affiliate were to incur a loss and our cumulative proportionate share of the loss exceeded the carrying amount of the equity method investment, application of the equity method would be suspended and our proportionate share of further losses would not be recognized unless we committed to provide further financial support to the affiliate. We would resume application of the equity method once the affiliate became profitable and our proportionate share of the affiliate’s earnings equals our cumulative proportionate share of losses that were not recognized during the period the application of the equity method was suspended.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2     Summary of significant accounting policies (Cont’d)

(e)   Revenue recognitiom

We adopted ASU No. 2014-09 ASC Topic 606, Revenue from Contracts with Customers, from January 1, 2018, using the modified retrospective transition method. Because there was no change to the timing and pattern of revenue recognition, there was no material changes to the Group's processes and internal controls and there was no adjustment to beginning retained earnings on January 1, 2018.

Our revenue is derived from long-term contracts for customers in our engineering services and short-term contracts for trading and manufacturing activities. Accounting treatment for these contracts in accordance with ASU No. 2014-09 ASC Topic 606, Revenue from Contracts with Customers, is as follows:

(i) Performance obligations satisfied over time (Engineering services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Engineering services projects typically span between several days to over 5 years. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (engineering).

Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognises revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the construction works certified by customers.

Remaining performance obligations (“RPOs”)

RPOs represent the amount of revenues we expect to recognize in the future from our contract commitments on projects and are hereafter referred to as “Backlog”. Backlog includes the entire expected revenue values for subsidiary we consolidate. Backlog may not be indicative of future operating results, and projects included in Backlog may be canceled, modified or otherwise altered by customers.

The Group had the following backlog:

	2019	2018
	US$'000	US$'000
Engineering segment	8,611	4,303

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2            Summary of significant accounting policies (Cont’d)

(e)     Revenue recognition (Continued)

(i) Performance obligations satisfied over time (Engineering services) (Continued)

Variable consideration

Contract modifications through change orders, claims and incentives are routine in the performance of the Group’s contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration service provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Group or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

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

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group’s favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

(ii) Performance obligations satisfied at a point-in-time (Trading and manufacturing)

Revenue for our trading and manufacturing contracts is recognized at a point in time. The Group recognizes revenue at the amount to which it expects to be entitled when control of the products is transferred to its customers. Control is generally transferred when the Group has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. For most of the Group’s products sales, control transfers when products are delivered to the customer. Payment for products sales is collected within a short period following transfer of control, as applicable.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2      Summary of significant accounting policies (Cont’d)

(f)       Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$35,000, US$184,000 and US$163,000 for the years ended December 31, 2019, 2018 and 2017 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(g)       Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$13,000, US$16,000 and US$13,000 for the years ended December 31, 2019, 2018 and 2017 respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(h)     Income taxes

The Group follows the liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Group also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

(i)      Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2019 and 2018.

(j)      Restricted cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance guarantees to the customers.

(k)       Accounts receivable and allowance for doubtful accounts

The Group does not charge interest to its customers and carries its customer receivables at their face amounts, less an allowance for doubtful accounts. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

The Group grants trade credit, on a non-collateralized basis, to its customers and is subject to potential credit risk related to changes in business and overall economic activity. The Group analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible, the account balance is written-off against the allowance for doubtful accounts.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2            Summary of significant accounting policies (Cont’d)

(l)     Contracts in progress

The timing of revenue recognition, billings and costs incurred results in billed accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) on the consolidated balance sheet. For performance obligations satisfied over time, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g. weekly or monthly) or upon achievement of contractual milestones. Typically, bills for advances or deposits from customers, before revenue is recognized, result in billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities). However, the Group occasionally bills subsequent to revenue recognition, resulting in contract assets. These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period.

(m)   Inventories

Inventories are measured using the first-in, first-out method and are stated at the lower of cost or net realizable value. Cost of finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. Allowance is made for obsolete, slow moving or defective items, where appropriate.

(n)       Property, plant and equipment

Property, plant and equipment is carried at cost. Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized in consolidated income from operations. The cost of maintenance and repairs is charged to expense as incurred. Property, plant and equipment is reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of property, plant and equipment exceeds its fair value, an impairment charge would be recorded in the consolidated statement of operations.

Depreciation of property, plant and equipment are computed using the straight-line method over the assets’ estimated useful lives as follows:

Office premises	47 to 51 years
Leasehold improvements whichever is less	over terms of the leases or the useful lives
Furniture, fixtures and office equipment	3 to 5 years
Motor vehicles	4 years
Testing equipment	3 years

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2            Summary of significant accounting policies (Cont’d)

(o)   Long-term investment

The Group has elected to apply the measurement alternative to equity securities without readily determinable fair values. As such, the Group’s non-marketable equity securities are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the investee.

(p)     Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments are recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Group elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group did not recognize right-of-use assets or lease liabilities, including not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. The Group also elected to separate lease and non-lease components for our real estate leases.

The Group enters into non-cancelable leases for some of our facility needs. These leases allow the Group to conserve cash by paying a monthly lease rental fee for the use of facilities rather than purchasing them.

The Group’s leases have remaining terms ranging from one to three years, and some of which may include options to terminate the leases within one year. Currently, all the Group’s leases contain fixed payment terms. The Group may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease. Additionally, all of the Group’s month-to-month leases are cancelable, by the Group or the lessor, at any time and are not included in our right-of-use asset or liability. Leases are accounted for as operating or finance leases, depending on the terms of the lease.

Operating right-of-use leases are included in operating lease right-of-use assets, current portion of operating lease obligations and operating lease obligations, net of current maturities on the Group’s consolidated balance sheets, as appropriate. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate to calculate present value, the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

On January 1, 2019, the Group also adopted ASU No. 2016-02, Leases (Topic 842) for its long term lease as lessor.

Prior to January, 2019 the Group accounted for its leases in accordance with Leases (Topic 840). Leases with characteristics of operating leases were expensed on a straight-line basis over the life of the lease on the Group’s consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2            Summary of significant accounting policies (Cont’d)

(q)     Impairment of goodwill

The Group annually performs a qualitative analysis that includes reviewing the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, or whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. After a qualitative analysis indicates an impairment test is needed, the Group completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The Group performed the annual impairment tests on December 31 of each year. Based on the Group’s assessment, the Group recorded no goodwill impairment losses during the years ended December 31, 2019, 2018 and 2017, respectively.

(r)     Functional currencies and foreign currency translation

For foreign operations where substantially all monetary transactions are in the local currency, we use the local currency as our functional currency. The effects of translating financial statements of foreign operations into our reporting currency are recognized as a cumulative translation adjustment, net of tax in “Accumulated other comprehensive income” in the consolidated statements of shareholders’ equity. Gains or losses on foreign currency transactions are recorded in income in the period in which they are incurred.

(s)     Comprehensive income / (loss)

We account for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”, which specifies the computation, presentation and disclosure requirements for comprehensive income / (loss). Comprehensive income / (loss) consists of net income / (loss) and foreign currency translation adjustments, primarily from fluctuations in foreign currency exchange rates of our foreign subsidiaries with a functional currency other than the U.S. dollar.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(t)       Ordinary share

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

On October 8, 2019, the Company issued bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

(u)     Net income per ordinary share

The Group computes net income per ordinary share using the treasury stock method. Under the treasury stock method, basic earnings per share attributable to Euro Tech Holdings Company Limited are computed by dividing net income attributable to Euro Tech Holdings Company Limited by the weighted average number of ordinary shares outstanding during the period. The Group reports both basic earnings per share, which is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share, which is based on the weighted average number of ordinary shares outstanding and all dilutive potential ordinary shares outstanding.

Outstanding stock options are the only dilutive potential shares of the Company.

(v)      Stock-based compensation

The Group determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Group uses the straight-line amortization method to recognize compensation expense related to stock-based awards that have only service conditions. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award.

(w) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include accounts receivable, net, equity method investment, impairment of goodwill and long-lived assets (useful life of long-lived assets disclosed in note 2(n)), income taxes, share-based compensation, contract assets and contract liabilities. Actual results could differ from those estimates.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(x) Related parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group;trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(y)       Segment information

The Group reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Group’s reportable segments. The Group categorises its operations into two business segments: Trading and manufacturing, and Engineering.

(z) Concentration

Financial instruments that potentially subject the Group to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable, net. The Group maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 34%, 22%, and 27% of consolidated revenues for the years ended December 31, 2019, 2018 and 2017, respectively. For the years ended December 31, 2019, 2018 and 2017, two customers (Customer A : 19%; Customer B : 10%) (2018: one customer (Customer A : 15%) and 2017: one customer (Customer A : 10%) ) accounted for more than 10.0% of annual revenues.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2019 and 2018, one of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

(aa) Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(ab) Warranties

The suppliers of the Group offer a standard one-year warranty to end customers of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis.

(ac)    Shipping and handling costs

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

(ae)      Fair value measurement

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs to be used to measure fair value include:

Level 1
Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets without readily determinable fair value, equity method investment, accounts payable, bank borrowings, contract liabilities and other payables and accrued expenses.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(ae)     Fair value measurement (Cont’d)

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, accounts payable, bank borrowings, contract liabilities and other payables and accrued expenses approximate their fair value due to their short-term maturities.

(af)        Going concern

As shown in the Note 23 (iii) of accompanying consolidated financial statements, the operations and business results of the Group could be materially adversely affected by coronavirus, which creates an uncertainty about the Group's ability to continue as a going concern. Management's plan with new contracts with customers will alleviate such uncertainty.

(ag)     Recent accounting pronouncements

Changes to GAAP are typically established by the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s ASC. The Group considers the applicability and impact of all ASUs. The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments under this pronouncement changed the way all leases with durations in excess of one year are treated. Under this guidance, lessees are required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated finance lease liability or operating lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as finance leases or operating leases. Finance lease liabilities, which contain provisions similar to capitalized leases under the prior accounting standards, are amortized as amortization expense and interest expense in the statement of operations.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(ag) Recent accounting pronouncements (Cont’d)

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance requires application on a prospective basis. The Group does not expect that this pronouncement will have a significant impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. The ASU and its related clarifying updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard will be through a cumulative-effect adjustment to retained earnings as of the effective date. Based on our historical experience, the Group does not expect that this pronouncement will have a significant impact in its consolidated financial statements or on the estimate of the allowance for uncollectable accounts.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC No. 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Group is evaluating the impact this update will have on its consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3            Lease obligations

Change in accounting policy

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments are recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Group elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Group did not recognize right-of-use assets or lease liabilities, including not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. The Group also elected to separate lease and non-lease components for our real estate leases. Adoption of the new standard resulted in the recording of additional operating right-of-use assets and operating lease liabilities of approximately US$133,000, as of January 1, 2019. The adoption of Topic 842 did not impact the Group’s retained earnings, consolidated net loss or cash flows.

The following is a summary of the lease-related assets and liabilities recorded as of December 31, 2019:

	Classification on the consolidated balance sheet
		US$’000
Asset
Operating lease right-of-use assets	Operating lease right-of-use assets	406
Liabilities
Current
Operating lease obligations	Current portion of operating lease obligations	170
Non-current
Operating lease obligations	Operating lease obligations, net of current maturities	216
Total lease obligations		386

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3            Lease obligations (Cont’d)

Change in accounting policy (Cont’d)

The following is a summary of the lease terms and discount rates as of December 31, 2019:

Weighted-average remaining lease term – operating leases	27 months

Weighted-average discount rate - operating	5%

The following is a summary of certain information related to the lease costs for operating leases for the year ended December 31, 2019:

US$’000

Operating lease cost	193
Short-term lease cost	153

Total lease cost	346

The following is a summary of other information and supplemental cash flow information related to operating leases for the year ended December 31, 2019:

Other information
US$’000

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	346
Right-of-use asset obtained in exchange for new operating lease obligations	460

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3            Lease obligations (Cont’d)

Change in accounting policy (Cont’d)

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2019 were as follows:

Operating lease obligations
US$’000

2020	196
2021	138
2022	96
Total minimum lease payments	430
Financing component	(44)
Net present value of minimum lease payments	386
Less: current portion of operating lease obligations	(170)
Long-term operating lease obligations	216

The financing component for operating lease obligations represents the effect of discounting the lease payments to their present value.

The future minimum lease payments required under operating leases as of December 31, 2018 as reported in the Group's Annual Report on Form 20-F for the year ended December 31, 2018 under previous ASC 840 guidance were as follows:

Operating lease obligations
US$’000

2019	87
Total minimum lease payments	87

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4            Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2019	2018
	US$’000	US$’000

Contract receivables	3,622	5,201
Less: allowance for doubtful accounts	(36)	(112)
	3,586	5,089

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2019	2018
	US$’000	US$’000

Balance at beginning of period	112	109
(Less) / add: (reversal in) / provision for allowances	(76)	3
Balance at end of period	36	112

The following is an aging analysis of accounts receivable, net at December 31:

	2019	2018
	US$’000	US$’000

Current	1,495	4,485
Past due
1-30 days	41	200
31-60 days	1,343	38
61-90 days	99	17
Greater than or equal to 91 days	608	349
	2,091	604
	3,586	5,089

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

5            Prepayments and other current assets

Prepayment and other current assets mainly represent deposits for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2019	2018
	US$’000	US$’000

Deposits paid	344	259
Prepayments	151	59
Other receivables	251	156
Other tax recoverable	2	73
	748	547

6            Contract assets and liabilities

Contracts with customers usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Therefore, contract assets and liabilities are created when the timing of costs incurred on work performed does not coincide with the billing terms.

The Group’s consolidated balance sheets present contract assets which contains unbilled revenue (previously identified as costs and estimated earnings in excess of billings) associated with contract work that has been completed but not paid by customers, that are generally due once the job is completed and approved.

Contract assets consisted of the following at December 31:

	2019	2018
	US$’000	US$’000

Unbilled revenue	441	899

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6            Contract assets and liabilities (Cont’d)

Contract liabilities consisted of the following at December 31:

	2019	2018
	US$’000	US$’000

Deferred revenue	869	1,370

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2019	2018
	US$’000	US$’000

Contract assets	441	899
Contract liabilities	(869)	(1,370)
Net contract liabilities	(428)	(471)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$1,225,000 and US$1,247,000 for the years ended December 31, 2019 and 2018, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2019	2018
	US$’000	US$’000

Cost and estimated earnings on uncompleted contracts	5,150	6,354
Less: billings to date	(5,578)	(6,825)
	(428)	(471)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6            Contract assets and liabilities (Cont’d)

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2019	2018
	US$’000	US$’000

Unbilled revenue	441	899
Deferred revenue	(869)	(1,370)
	(428)	(471)

7            Inventories

	December 31,
	2019	2018
	US$’000	US$’000

Raw materials	85	96
Work in progress	29	21
Finished goods	472	284
	586	401

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2019, and 2018, write-down of inventories amounted to US$35,000 and (US$5,000), respectively, which were charged / (credited) to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

8            Property, plant and equipment, net

	December 31,
	2019	2018
	US$’000	US$’000

Office premises*	1,866	1,866
Leasehold improvements	155	156
Furniture, fixtures and office equipment	511	591
Motor vehicles	173	173
Testing equipment	37	37
	2,742	2,823

Less: Accumulated depreciation	(2,042)	(2,069)
	700	754

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000

Depreciation charge	69	60	61

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of this consolidated financial statements. The net book value of the property at December 31, 2019 is approximately US$96,000 (2018: US$100,000).

9            Interests in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

Far East is holding 19.4% (2018: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

During the year ended December 31, 2017, the Group’s equity in Blue Sky was diluted subsequent to the issuance of new ordinary shares by Blue Sky to other shareholders. A net profit on deemed disposal of an affiliate of US$128,000 had been recognized in the consolidated statement of operations and comprehensive income / (loss) for that year.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9            Interests in affiliates (Cont’d)

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2019	2018
Balance Sheet:	US$’000	US$’000

Current assets	41,614	46,925

Non-current assets	15,666	19,450
Total assets	57,280	66,375

Total liabilities	(31,108)	(40,330)
Total shareholders’ equity	26,172	26,045

	Year ended December 31,
	2019	2018
Operating results:	US$’000	US$’000

Net sales	40,348	50,165

Operating income / (loss)	677	(5,194)

Net income / (loss)	704	(4,048)

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10     Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2019	2018
	US$’000	US$’000

Dividend payables	80	80
Deposits received from customers	31	73
Rental deposit received	12	5
Other payables	941	1,068
Other tax payables	78	24
	1,142	1,250

11            Ordinary share

On October 8, 2019, the Company issued bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

During the year ended December 31 2018, there was no movement with the Company’s issued ordinary shares and outstanding shares.

Number of outstanding shares at year end of:

	2019	2018

Shares issued	3,260,559	2,229,609
Less: shares under treasury stock	(167,700)	(167,700)
	3,092,859	2,061,909

12           Goodwill

The Group accounts for acquisitions of subsidiaries in accordance with FASB ASC Subtopic 805-10, Business Combinations. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired in relation to the acquisition of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited in 2005.

As of December 31, 2019, the Group completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited as of December 31, 2019).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

13        PRC statutory reserves

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,174,000 as at December 31, 2019 (2018: US$3,174,000 and 2017: US$3,520,000).

(ii) Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries.

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

14       Other income / (losses), net

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000

Exchange (loss) / gain, net	(30)	7	(46)
Rental income	82	51	32
	52	58	(14)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15        Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2019, 2018 and 2017.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 16.5% in year 2019 (2018 and 2017: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2018 and 2017: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, ETTS had an assessable loss carried forward of US$518,328 as agreed by the local tax authority to offset its profit for the forth coming years (2018: US$801,751 and 2017: US$703,650). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2018 and 2017: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, SET had an assessable loss carried forward of US$444,192 as agreed by the local tax authority to offset its profit for the forth coming years (2018: US$317,098 and 2017: US$254,265). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2018 and 2017: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, SETEE had an assessable loss carried forward of US$380,591 as agreed by the local tax authority to offset its profit for the forth coming years (2018: US$854,388 and 2017: US$895,579). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2018 and 2017: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2019, Yixing had an assessable loss carried forward of US$1,664,275 as agreed by the local tax authority to offset its profit for the forth coming years (2018: US$1,228,223 and 2017: US$512,252). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15 Income taxes (Cont’d)

Chongqing Euro Tech Rizhi Technology Co., Ltd. (“CQ”), Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. (“RZ”) and Guangzhou Euro Tech Environmental Equipment Co., Ltd. (“GZ”), subsidiaries of Far East, provide for PRC Enterprise Income Tax at a rate of 25% (2018 and 2017: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. CQ, RZ and GZ had an assessable loss carried forward of US$ Nil, US$ Nil and US$ Nil respectively as agreed by the local tax authority to offset its profit for the forth coming years (2018: US$135,479, US$ Nil and US$ Nil). Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2019 (2018: US$0.6 million and 2017: US$0.5 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the provision / (credit) for income taxes expense / (credit) were as follows:

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Current taxes expense
Hong Kong profits tax and the PRC EIT	-	(346)	-
Income tax credit	-	(346)	-

Deferred tax expenses
Hong Kong and the PRC	37	34	28
Total deferred tax expense	37	34	28

Total expense / (credit)	37	(312)	28

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15 Income taxes (Cont’d)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2019, 2018 and 2017 and our effective tax rates were as follows:

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000

Loss before income taxes	(310)	(963)	(564)
Computed tax using respective companies’ statutory tax rates	(69)	(254)	(94)
Change in valuation allowances	(30)	68	120
Under / (over-provision) for income taxes in prior years	5	(131)	-
Non-deductible expenses	131	5	2
Income taxes expense / (credit) at effective tax rate	37	(312)	28

The components of deferred tax assets are as follows:
	December 31,
	2019	2018
	US$’000	US$’000

Tax losses	858	975
Temporary differences	(19)	(17)
Less: Valuation allowances	(752)	(834)
Net deferred tax assets	87	124

16            Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2019	2018	2017
	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	2,301,993	2,061,909	2,061,909

The common stock equivalents are anti-dilutive because of the loss for the year.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17      Stock options

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17        Stock options (Cont’d)

2019 Stock option and incentive plan (Cont’d)

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17       Stock options (Cont’d)

2019 Stock option and incentive plan (Cont’d)

During the year ended December 31, 2019, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 51,000 ordinary shares. The exercise price of all options granted is US$2.60 per share. The stock options granted are exercisable on January 1, 2022 and terminate on April 18, 2029.

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	-	-	-	-	-	-
Granted	51,000	2.60	-	-	-	-
Outstanding, end of year	51,000	2.60	-	-	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2019, 2018 and 2017, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is US$10,358.

The Group applies the provisions of ASC No. 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17            Stock options (Cont’d)

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

During the years ended December 31, 2019, 2018 and 2017, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$332,000, US$278,000 and US$281,000 respectively.

As stipulated by the rules and regulations in the PRC, the PRC’s subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC’s subsidiaries’ contribution range from 14% to 20% of the basic salaries of its employees, and have no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

19       Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i) Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$72,000, respectively per bank per each depositor. Cash transactions are limited to high credit quality banks.

(ii) Foreign exchange rate risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to purchases in Hong Kong dollars, Renminbi and Euros. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations.

20      Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2019, 2018 and 2017.

21       Commitments and contingencies

(i)            Banking facilities

As at December 31, 2019 and 2018, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$778,000 and US$195,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a property located in Hong Kong (replaced by a bank deposit of approximately US$900,000 after the sale of this property in February 2020) and various blanket counter indemnities and counter indemnities. The weighted average interest rate for import loans as at December 31, 2019 was 4.9% per annum (December 31, 2018: 4% per annum). For the years ended December 31, 2019 and 2018, the average dollar amount of the bank borrowings was approximately US$92,000 and US$125,000 respectively and average interest rates were approximately 4.9% and 4% per annum respectively for the years ended December 31, 2019 and 2018.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

21            Commitments and contingencies (Cont’d)

(ii)            Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.

(iii)            Insurance

The Group carries insurance policies to cover various risks, primarily general liability, automobile liability, workers compensation and employee medical expenses under which the Group’s related risks will be covered for the agreed coverage from the insurance companies.

(iv)            Purchase commitments

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

(v)             Pending litigations

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigation relating to disputes. There are no legal proceedings and litigations that have in the recent past had, or to the Group's knowledge, are reasonably possible to have, a material impact on the Group's consolidated financial positions, results of operations or cash flows. The Group did not accrue any loss contingencies in this respect as of December 31, 2019, 2018 and 2017 as the Group did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

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

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	11,877	13,770	11,001
Engineering	5,522	6,334	6,349
	17,399	20,104	17,350
Operating loss
Trading and manufacturing	(102)	(119)	(153)
Engineering	(158)	(821)	(306)
Unallocated corporate expenses	(180)	(119)	(115)
	(440)	(1,059)	(574)

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	54	43	41
Engineering	15	17	20
	69	60	61
Capital expenditures, gross
Trading and manufacturing	17	79	13
Engineering	4	6	5
	21	85	18

	December 31,
	2019	2018
	US$’000	US$’000
Assets
Trading and manufacturing	9,843	9,951
Engineering	12,370	13,114
	22,213	23,065
Liabilities
Trading and manufacturing	4,319	4,233
Engineering	2,557	3,287
	6,876	7,520

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

22            Segment information (Cont’d)

(ii)            Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenue -
The PRC	6,886	8,026	7,740
Hong Kong	10,169	11,169	9,270
Others	344	909	340
	17,399	20,104	17,350

(iii)         Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2019	2018
	US$’000	US$’000

Hong Kong	478	504
The PRC	222	250
	700	754

(1)            Long-lived assets represent property, plant and equipment, net.

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2019	2018	2017

Supplier A	53%	55%	45%
Supplier B	7%	8%	10%
Supplier C	6%	7%	9%
Supplier D	6%	7%	4%

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

22    Segment information (Cont’d)

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2019	2018	2017

Customer A	19%	15%	10%
Customer B	10%	-	7%
Customer C	5%	-	-
Customer D	-	7%	-
Customer E	-	-	5%
Customer F	-	-	5%

23        Subsequent events

(i) In February 2020, the Group sold a property in Hong Kong for a total consideration of approximately US$1,859,000 with gain on disposal of approximately US$1,429,000.

(ii) On March 6, 2020, the Group declared a special cash dividend of an aggregate US$1,299,001, which dividend was paid to all holders of record of our ordinary shares as of March 20, 2020.

(iii) In December 2019, a novel strain of coronavirus surfaced, and has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the Group could be materially adversely affected. The extent to which the coronavirus may impact business activity will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerining the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION
TECHNOLOGY COMPANY LIMITED

Consolidated Financial Statements

Table of Contents
Page

Reports of Independent Registered Public Accounting Firm	F-46
Consolidated Balance Sheets As Of December 31, 2019 and 2018	F-47
Consolidated Statements of Operations for the Years Ended December 31, 2019, 2018 and 2017	F-48
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017	F-49
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017	F-50
Notes to the Consolidated Financial Statements	F-51 to F-73

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, shareholders’ equity and cash flows for the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Hong Kong, the People’s Republic of China
June 5, 2020

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
	December 31,
	2019	2018
	RMB’000	RMB’000
Assets
Current assets:
Cash and cash equivalents	11,614	25,184
Accounts receivable, net	138,778	153,585
Prepayments and other current assets	52,859	28,978
Contract assets	80,961	100,994
Inventories	5,755	11,963
Short-term investments	800	-

Total current assets	290,767	320,704

Property, plant and equipment, net	87,781	92,778
Intangible assets, net	927	1,079
Land use right, net	5,291	5,440
Deferred tax assets	13,970	14,238
Other non-current assets	-	17,512
Long-term investments	1,492	1,880

Total non-current assets	109,461	132,927

Total assets	400,228	453,631

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	26,841	45,000
Accounts payable	89,372	106,644
Other payables and accrued expenses	7,583	16,378
Contract liabilities	55,898	41,046
Other taxes payable	9,531	11,108
Current portion of finance lease obligations	25,785	32,275

Total current liabilities	215,010	252,451

Non-current liabilities:
Finance lease obligations, net of current maturities	-	23,178
Deferred government grant	2,349	-

Total non-current liabilities	2,349	23,178

Total liabilities	217,359	275,629

Commitments and contingencies (Note 22)

Shareholders’ equity:
Share capital 82,572,000 (2018: 82,572,000) no par value shares authorised, issued and outstanding	82,572	82,572
Capital reserve	35,510	35,566
PRC statutory reserve	14,421	13,903
Retained earnings	46,423	42,099

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	178,926	174,140
Non-controlling interests	3,943	3,862

Total shareholders’ equity	182,869	178,002

Total liabilities and shareholders’ equity	400,228	453,631

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Revenue	277,581	330,244	422,323

Cost of revenue	(227,632)	(274,062)	(339,488)

Gross profit	49,949	56,182	82,835

Selling and administrative expenses	(43,739)	(48,546)	(52,713)

Operating income	6,210	7,636	30,122

Interest income	50	53	75
Interest expense	(2,258)	(2,998)	(2,037)
Other income, net	6,276	8,561	1,887
Other losses	(5,624)	(47,446)	-

Income/(loss) before income tax	4,654	(34,194)	30,047

Income taxes (expense)/credit	(296)	7,967	(3,832)

Net income/(loss)	4,358	(26,227)	26,215
Net income/(loss) attributable to non-controlling interests	484	(419)	19
Net income/(loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	4,842	(26,646)	26,234

Net income/(loss) per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.06	(RMB 0.32)	RMB 0.32

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,539,123

  The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income/(loss)	4,358	(26,227)	26,215
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	6,556	11,755	12,647
Amortisation of intangible assets	152	152	152
Amortisation of land use right	149	149	149
Gain on disposal of property, plant and equipment	(39)	-	-
Impairment loss on property, plant and equipment	-	33,500	-
Bad debts written off	5,383	13,946	-
Proceeds from deferred government grant	2,349	-	-
Property, plant and equipment written off	14	6	-
Deferred tax assets	268	(7,969)	(405)
Investment loss	241	-	-
Increase in allowance for doubtful accounts	2,437	-	-
(Increase)/decrease in current assets:
Accounts receivable, net	11,432	12,987	(15,418)
Prepayments and other current assets	(6,369)	1,403	9,890
Contract assets	20,033	18,262	(48,470)
Other tax receivables	-	-	215
Inventories	6,208	3,154	(2,012)
Increase/(decrease) in current liabilities:
Accounts payable	(17,272)	(20,785)	9,490
Other payables and accrued expenses	(8,795)	(3,295)	3,715
Contract liabilities	14,852	(11,731)	17,552
Other taxes payable	(1,577)	22	3,596
Income tax (paid)/refunded	(4,299)	(8,796)	1,520

Net cash provided by operating activities	36,081	16,533	18,836

Cash flows from investing activities:

Purchase of intangible assets	-	(8)	-
Purchase of property, plant and equipment	(1,584)	(913)	(3,535)
Purchase of long-term investments	-	(111)	(1,991)
Proceeds from sale of long-term investments	-	133	-
Proceeds from sale of subsidiaries	-	7,717	-
Proceeds from sale of partial shareholding in a subsidiary	510	-	-
Proceeds from sale of property, plant and equipment	50	121	249
Purchase of short-term investments	(800)	-	-

Net cash (used in)/provided by investing activities	(1,824)	6,939	(5,277)

Cash flows from financing activities:

Proceeds from issuance of shares	-	2,450	7,800
Repayments of bank borrowings	(63,000)	(53,000)	(48,000)
Proceeds from bank borrowings	44,841	65,000	56,000
Dividend paid to shareholders	-	(9,908)	(9,496)
Payment of principal obligations under finance leases	(29,668)	(28,615)	(27,623)

Net cash used in financing activities	(45,827)	(24,073)	(21,319)

Net decrease in cash and cash equivalents	(13,570)	(601)	(7,760)
Cash and cash equivalents
Beginning of year	25,184	25,785	33,545

End of year	11,614	25,184	25,785

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest payment	2,258	2,924	1,966
Income tax payments	5,237	8,796	1,520

Finance leases (disclosed in accompanying Note 3)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2016	81,372	26,480	11,636	65,394	1,913	186,795
Net income / (loss)	-	-	-	26,234	(19)	26,215
Dividend paid	-	-	-	(9,496)	-	(9,496)
Appropriation of reserves	-	-	2,486	(2,486)	-	-
Issuance of share	1,200	6,000	-	-	600	7,800
Balance at December 31, 2017	82,572	32,480	14,122	79,646	2,494	211,314
Net income / (loss)	-	-	-	(26,646)	419	(26,227)
Dividend paid	-	-	-	(9,908)	-	(9,908)
Capitalization of gain on disposal of subsidiaries to the shareholders	-	1,874	-	-	(1,501)	373
Appropriation of reserves	-	1,212	(219)	(993)	-	-
Issuance of share	-	-	-	-	2,450	2,450
Balance at December 31, 2018	82,572	35,566	13,903	42,099	3,862	178,002
Net income / (loss)	-	-	-	4,842	(484)	4,358
Appropriation of reserves	-	-	518	(518)	-	-
Others	-	(56)	-	-	565	509
Balance at December 31, 2019	82,572	35,510	14,421	46,423	3,943	182,869

  The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organization and business

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

The Group’s principal subsidiaries at December 31, 2019 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2019	2018

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	40.8%	51%	PRC	Manufacturing of environmental protection equipmen
Hangzhou Tiancan Environmental Technology Company Limited	100%	100%	PRC	Manufacturing of environmental protection equipment

2
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the financial statement rules and regulations of the Securities and Exchange Commission (“SEC”). References for Financial Accounting Standards Board (“FASB”) standards are made to the FASB Accounting Standards Codification (“ASC”).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(b)
Basis of consolidation

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated. Certain reclassifications were made to prior year amounts to conform to the current year presentation.

(c)
Subsidiaries

Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

 (d)
Revenue recognition

Our revenue is derived from long-term contracts for customers in our construction and installation services and short-term contracts for sales activities. Accounting treatment for these contracts in accordance with ASU No. 2014-09 ASC Topic 606, Revenue from Contracts with Customers), is as follows:

(i)
Performance obligations satisfied over time (Construction and installation services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Construction and installation services projects typically span between 12 to 36 months. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design and construction).

Revenues are recognized as our obligations are satisfied over time, using the ratio of project costs incurred to estimated total costs for each contract (i.e. input method) because of the continuous transfer of control to the customer as all of the work is performed at the customer’s site and, therefore, the customer controls the asset as it is being constructed. This continuous transfer of control to the customer is further supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Group for costs incurred plus a reasonable profit and take control of any work in process. This cost-to-cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs.

Items excluded from cost-to-cost

Pre-contract costs are generally not material and are charged to expense as incurred, but in certain cases pre-contract recognition may be deferred if specific probability criteria are met.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(d)
Revenue recognition (Cont’d)

(i)
Performance obligations satisfied over time (Construction and installation services) (Cont’d)

Variable consideration

Contract modifications through change orders, claims and incentives are routine in the performance of the Group’s contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration service provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Group or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer - caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. The Group estimates variable consideration for a performance obligation at the most likely amount to which the Group expects to be entitled (or the most likely amount the Group expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Group will be entitled (or will be incurred in the case of liquidated damages). The Group includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group.

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group’s favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

(ii)
Performance obligations satisfied at a point-in-time (Sales of equipment)

Revenue for our sales contracts is recognized at a point in time. The Group recognizes revenue at the amount to which it expects to be entitled when control of the products is transferred to its customers. Control is generally transferred when the Group has a present right to payment and title and the significant risks and rewards of ownership of products are transferred to its customers. For most of the Group’s products sales, control transfers when products are delivered to the customer. Payment for products sales is collected within a short period following transfer of control, as applicable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(e)
Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB19,018,000, RMB14,363,000 and RMB12,873,000 for the years ended December 31, 2019, 2018 and 2017 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

(f)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately RMB Nil, RMB Nil and RMB4,000 for the years ended December 31, 2019, 2018 and 2017 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

(g)
Income tax

The Group follows the liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Group also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

(h)
Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2019 and 2018.

(i)
Accounts receivable and allowance for doubtful accounts

The Group does not charge interest to its customers and carries its customer receivables at their face amounts, less an allowance for doubtful accounts. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

The Group grants trade credit, on a non-collateralized basis, to its customers and is subject to potential credit risk related to changes in business and overall economic activity. The Group analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible, the account balance is written-off against the allowance for doubtful accounts.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(j)
Contracts in progress

The timing of revenue recognition, billings and costs incurred results in billed accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) on the consolidated balance sheet. For performance obligations satisfied over time, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g. weekly or monthly) or upon achievement of contractual milestones. Typically, bills for advances or deposits from customers, before revenue is recognized, result in billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities). However, the Group occasionally bills subsequent to revenue recognition, resulting in contract assets. These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period.

(k)
Inventories

Inventories are measured using the weighted average method and are stated at the lower of cost or net realizable value. Cost of finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

(l)
Property, plant and equipment and land use right, net

Property, plant and equipment is carried at cost. Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized in consolidated income from operations. The cost of maintenance and repairs is charged to expense as incurred. Property, plant and equipment is reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of property, plant and equipment exceeds its fair value, an impairment charge would be recorded in the consolidated statement of operations.

Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC Law, may sell the right to use the land for a specific period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are classified as land use right.

Depreciation of property, plant and equipment and amortization of land use right are computed using the straight-line method over the assets’ estimated useful lives as follows:

Land use right	Over terms of the leases
Buildings and leasehold improvements	11 to 50 years, with 5% residual value
Plant and machineries	5 to 10 years, with 5% residual value
Furniture, fixtures and office equipment	5 years, with 5% residual value
Motor vehicles	5 years, with 5% residual value

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(m)
Intangible assets, net

The Group is currently amortizing its acquired intangible assets, consisted of patents and others, with finite-lived over periods generally ranging between three to twenty years.

(n)
Evaluating impairment of intangible assets

Our finite-lived intangible assets are amortized over their estimated remaining useful economic lives. When events or changes in circumstances indicate that finite-lived intangible assets may be impaired, an evaluation is performed. If the asset or asset group fails the recoverability test, we perform a fair value measurement to determine and record an impairment charge. No impairment loss of intangible assets for the years ended December 31, 2019, 2018 and 2017 respectively.

(o)
Government grant income

Government grant income consists of receipt of funds to subsidize the investment cost of technical development in China. No present or future obligation arises from the receipt of such amount.

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

(p)
Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments are recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases.

The Group enters into non-cancelable leases for some of our facility and equipment needs.

The Group’s leases have remaining terms within one year. Currently, all the Group’s leases contain fixed payment terms. The Group may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease. Typically, the Group has purchase options on the facility and equipment underlying its finance leases. The Group may exercise some of these purchase options when the need for equipment is on-going and the purchase option price is attractive. Leases are accounted for as operating or finance leases, depending on the terms of the lease.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(p)
Leases (Cont’d)

Finance leases

The Group leases certain facility and equipment under finance leases. The economic substance of the leases is a financing transaction for acquisition of the facility and equipment. Accordingly, the right-of-use assets for these leases are included on the Group’s consolidated balance sheets in property, plant and equipment, net of accumulated depreciation and impairment losses, with a corresponding amount recorded in current portion of finance lease obligations or finance lease obligations, net of current maturities, as appropriate. The finance lease assets are amortized over the useful life of the leased asset with a purchase option that is reasonably certain of exercise, on a straight-line basis and included in depreciation expense. The financing component associated with finance lease obligations is included in interest expense. Generally, for the Group’s finance leases an implicit rate to calculate present value is provided in the lease agreement.

Prior to January, 2019 the Group accounted for its leases in accordance with Leases (Topic 840). Leases with the characteristics of capital leases were recorded at fair value on the Group’s consolidated balance sheets. The asset portion was included in property, plant and equipment on the Group’s consolidated balance sheets and was amortized as depreciation expense on the Group’s consolidated statements of operations. The liability portion was included on the Group’s consolidated balance sheets as current and long term portions of capital leases. These liabilities were amortized as interest expense and lease expense on the Group’s consolidated statements of operations.

(q)
Share capital

Paid in capital refers to the registered capital paid up by the shareholders of the Company.

At December 31, 2019, there were 82,572,000 shares (2018: 82,572,000 shares) issued.

(r)
Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include accounts receivable, net, equity method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation, contract assets and contract liabilities. Actual results could differ from those estimates.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

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

(t)
Net income per ordinary share

The Group computes net income per ordinary share using the treasury stock method. Under the treasury stock method, basic earnings per share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited are computed by dividing net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited by the weighted average number of ordinary shares outstanding during the period.

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

(x)
Concentrations

Financial instruments that potentially subject the Group to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable, net. The Group maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 40.48%, 31.02%, and 34.91% of consolidated revenues for the years ended December 31, 2019, 2018 and 2017, respectively. For the years ended December 31, 2019, 2018 and 2017, one customer accounted for 16.7%, 13.5% and 12% of annual revenues, respectively.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(x)
Concentrations (Cont’d)

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2019 and 2018, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

(y)
Statutory reserve

The Group is required to make appropriation to reserve, comprising the PRC statutory reserve, based on after-tax net income determined with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the PRC statutory reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserveis equal to 50% of the entities’ registered capital.

(z)
Going concern

As shown in the Note 23 of accompanying consolidated financial statements, the operations and business results of the Group could be materially adversely affected by coronavirus, which creates an uncertainty about the Group’s ability to continue as a going concern. Management’s plan with new contracts with customers will alleviate such uncertainty.

(aa)
Fair value measurement

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs to be used to measure fair value include:

Level 1
Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments include cash and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets without readily determinable fair value, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities.

The carrying values of cash and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair value due to their short-term maturities.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(ab)
Long-term investments

The Group has elected to apply the measurement alternative to equity securities without readily determinable fair values. As such, the Group's non-marketable equity securities are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the investee.

(ac)
Recent accounting pronouncements

Changes to GAAP are typically established by the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s ASC. The Group considers the applicability and impact of all ASUs. The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments under this pronouncement changed the way all leases with durations in excess of one year are treated. Under this guidance, lessees are required to recognize virtually all leases on the balance sheet as a right-of-use asset and an associated finance lease liability or operating lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as finance leases or operating leases. Finance lease liabilities, which contain provisions similar to capitalized leases under the prior accounting standards, are amortized as amortization expense and interest expense in the statement of operations.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. The ASU and its related clarifying updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard will be through a cumulative-effect adjustment to retained earnings as of the effective date. Based on our historical experience, the Group does not expect that this pronouncement will have a significant impact in its consolidated financial statements or on the estimate of the allowance for uncollectable accounts.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Group is evaluating the impact this update will have on its consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3
Lease obligations

Change in accounting policy

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments is recorded as right-of-use assets and liabilities. In addition, the Group elected the ‘package of practical expedients’ permitted under the transition guidance within the new standard, which among other things, allowed the Group to carry forward the historical lease classification. In addition, the Group elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The adoption of Topic 842 did not impact the Group’s retained earnings, consolidated net earnings or cash flows.

The following is a summary of the lease-related assets and liabilities recorded at December 31, 2019:

Classification on the consolidated balance sheet
RMB’000
Asset
Finance lease right-of-use assets	Property and equipment, net of accumulated depreciation and impairment losses	33,067

Liability
Current
Finance lease obligations	Current portion of finance lease obligations	25,785

The following is a summary of the lease term and discount rate at December 31, 2019:

Weighted-average remaining lease term - finance leases	1 year

Weighted-average discount rate - finance leases	5.9%

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3
Lease obligations (Cont’d)

Change in accounting policy (Cont’d)

The following is a summary of certain information related to the lease costs for finance leases for the year ended December 31, 2019:

RMB’000
Lease cost:
Finance lease cost:
Amortization of right-of-use assets	10,001
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	2,214

Total lease cost	12,215

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of finance lease obligations, at December 31, 2019 were as follows:

Finance lease obligation
RMB’000

2020	37,070

Total minimum lease payments	37,070

Financing component	(11,285)

Net present value of minimum lease payments	25,785

Less: current portion of finance lease obligations	(25,785)

Long-term finance lease obligations	-

The financing component for finance lease obligations represents the interest component of finance leases that will be recognized as interest expense in future periods.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3
Lease obligations (Cont’d)

Change in accounting policy (Cont’d)

Capital leases

Prior to the adoption of ASU No. 2016-02, Leases (Topic 842), certain of the Group’s facilities and equipment leases met the characteristics of capital leases. The economic substance of these leases was a financing transaction for acquisition of the facilities and equipment and, accordingly, the leases were included in the consolidated balance sheets in property, plant and equipment, net of accumulated depreciation and impairment losses, with a corresponding amount recorded in current portion of lease obligations or lease obligations, net of current maturities, as appropriate. The capital lease assets were amortized on a straight-line basis over the life of the leased asset, and were included in depreciation expense in the consolidated statements of operations. The interest associated with capital leases was included in cost of revenue and selling and administrative expenses in the consolidated statements of operations.

At December 31, 2018, the Group had RMB55,453,000 of capital lease obligations outstanding, RMB32,275,000 of which was classified as a current liability. At December 31, 2018, RMB43,068,000 of leased assets were capitalized in property and equipment, net of accumulated depreciation and impairment losses.

4
Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2019	2018
	RMB’000	RMB’000

Contract receivables	165,262	177,632
Less: allowance for doubtful accounts	(26,484)	(24,047)

	138,778	153,585

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2019	2018
	RMB’000	RMB’000

Balance at beginning of period	24,047	41,761
Add/(less): provision for/(reduction in) allowances	2,437	(17,714)

Balance at end of period	26,484	24,047

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4
Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2019	2018
	RMB’000	RMB’000

Within 1 year	96,456	119,233
1 year - 2 years	30,252	21,182
2 years - 3 years	6,260	9,492
3 years - 4 years	5,179	3,225
4 years - 5 years	631	453

	138,778	153,585

At December 31, 2019, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB11,575,000 (2018: RMB21,634,000).

5
Prepayments and other current assets

Prepayments and other current assets mainly represent deposits for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2019	2018
	RMB’000	RMB’000

Prepayments	19,962	18,702
Other receivables	13,988	8,791
Deposits for finance leases	17,512	-
Other current assets	1,397	1,485

	52,859	28,978

6
Contract assets and liabilities

Contracts with customers usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Therefore, contract assets and liabilities are created when the timing of costs incurred on work performed does not coincide with the billing terms.

The Group’s consolidated balance sheets present contract assets which contain unbilled revenue (previously identified as costs and estimated earnings in excess of billings) associated with contract work that has been completed and billed but not paid by customers, that are generally due once the job is completed and approved.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6
Contract assets and liabilities (Cont’d)

Contract assets consisted of the following at December 31:

	2019	2018
	RMB’000	RMB’000

Unbilled revenue	80,961	100,994

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2019	2018
	RMB’000	RMB’000

Deferred revenue	55,898	41,046

The following table provides information about contract assets and contract liabilities from contracts with customers:

	2019	2018
	RMB’000	RMB’000

Contract assets	80,961	100,994
Contract liabilities	(55,898)	(41,046)

Net contract assets	25,063	59,948

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2019	2018
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	433,195	236,044
Less: billings to date	(352,234)	(135,050)

	80,961	100,994

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

7
Inventories

	December 31,
	2019	2018
	RMB’000	RMB’000

Raw materials	5,742	11,963
Finished goods	13	-

	5,755	11,963

8
Short-term and long-term investments

The Group's short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in one (2018: two) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

9
Property, plant and equipment

	December 31,
	2019	2018
	RMB’000	RMB’000

Building and leasehold improvements	167,874	56,665
Furniture, fixtures and office equipment	3,543	11,090
Motor vehicles	4,808	4,390
Plant and machineries	8,937	111,928

Total	185,162	184,073

Less: Accumulated depreciation and amortization	(63,881)	(57,795)
Accumulated impairment losses	(33,500)	(33,500)

Total	(97,381)	(91,295)

Net	87,781	92,778

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,556	11,755	12,647

At December 31, 2019, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB84,598,000 (2018: RMB90,248,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10
Intangible assets, net

	December 31,
	2019	2018
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	2,400	2,400
Others	165	575

	2,565	2,975

Less: Accumulated amortization	(1,638)	(1,896)

Net carrying amount	927	1,079

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Amortization expense	152	152	152

At December 31, 2019, estimated future intangible asset amortization expense for the each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2020	152
2021	152
2022	152
2023	152
2024	152
Thereafter	167

Total	927

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11
Land use right, net

	December 31,
	2019	2018
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,070)	(1,921)

Net carrying amount	5,291	5,440

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Amortization expense	149	149	149

At December 31, 2019, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB5,291,000 (2018: RMB5,440,000).

As of December 31, 2019, estimated future land use right amortization expense for the each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2020	149
2021	149
2022	149
2023	149
2024	149
Thereafter	4,546

Total	5,291

12
Other non-current assets

Other non-current assets represent deposits for finance leases amounting to approximately RMB17,512,000 in 2018. These amounting were included in deposits for finance leases under note 5 in 2019.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

13
Bank borrowings

	December 31,
	2019	2018
	RMB’000	RMB’000

Bank loan borrowed by the Company (note i)	21,834	40,000
Bank loan borrowed by a subsidiary of the Company (note ii)	5,007	5,000

	26,841	45,000

(i)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by the Company as of December 31, 2019 bears interest at fixed rates ranging from 4.57% to 6.33% (2018: 5.0025% to 6.74%) per annum. Interest paid during the year ended December 31, 2019 was approximately RMB1,991,000 (2018: RMB2,089,000 and 2017: RMB1,720,000).

(ii)
The bank loan is denominated in Renminbi and is repayable within 1 year. The bank loan borrowed by a subsidiary of the Company as of December 31, 2019 bears interest at a fixed rate of 5.22% (2018: 5.66%) per annum and is secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2019 was approximately RMB246,000 (2018: RMB278,000 and 2017: RMB272,000).

14
Other payables and accrued expenses

	December 31,
	2019	2018
	RMB’000	RMB’000

Accrued expenses	5,312	5,348
Other payables	2,271	1,829
Deferred income	-	9,201

	7,583	16,378

15
Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 13% or 9% since April 1, 2019 (2018: 16% or 10%) of the revenue from sales of equipment. The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

16
Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders.

17
Other income, net and other losses

Other income, net

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Gain on disposal of property, plant and equipment	39	-	-
Subsidy income	5,957	5,537	2,262
Sales of scrapped materials	-	-	37
Investment income	-	1,661	(405)
Others	280	1,363	(7)

	6,276	8,561	1,887

Other losses

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Bad debts written off	5,383	13,946	-
Impairment loss on property, plant and equipment	-	33,500	-
Investment loss	241	-	-

	5,624	47,446	-

18
Income tax expense/(credit)

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

During the years ended December 31, 2019 and 2018, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited and Zhejiang Tianlan Environmental Engineering and Design Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

18
Income tax expense/(credit)

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Current tax expense
PRC EIT	28	2	4,237

Income tax expense	28	2	4,237

Deferred tax expense/(credit)	268	(7,969)	(405)

Total deferred tax expense/(credit)	268	(7,969)	(405)

Total expense/(credit)	296	(7,967)	3,832

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2019, 2018 and 2017 and our effective tax rates were as follows:

	Year ended December 31,
	2019	2018	2017
	RMB’000	RMB’000	RMB’000

Income/(loss) before income tax	4,654	(34,194)	30,047
Computed tax using respective companies’ statutory tax rates	642	(4,987)	4,548
(Over)-provision for income tax in prior years	-	-	(29)
Permanent difference	-	-	(459)
Temporary differences	202	(272)	(405)
Tax effect of revenue not subject to tax	-	(3,024)	(1,438)
Tax effect of expenses not deductible for tax purposes	693	316	1,435
Tax effect of unused tax losses not recognized	-	-	180
Tax effect of special deduction for research and development costs	(2,103)	-	-
Others	862	-	-
Income taxes expense/(credit) at effective tax rate	296	(7,967)	3,832

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

18
Income tax expense/(credit) (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2019	2018
	RMB’000	RMB’000

Allowance for doubtful accounts	7,464	13,201
Impairment losses on assets	5,025	-
Tax losses	1,481	1,037

Total deferred tax assets	13,970	14,238

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

During the years ended December 31, 2019, 2018 and 2017, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB5,449,000, RMB4,692,000 and RMB4,298,000 respectively.

20
Risk factors

The Group’s activities expose it mainly to credit risk.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any customers. Cash in banks is insured in PRC.

21
Related party transaction

There were sales of certain shareholding in a subsidiary/subsidiaries to the related company/ shareholders of the Company with gross sale proceeds of RMB510,000 in 2019 (2018: RMB10,140,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

22
Commitments and contingencies

(i)            Operating leases

The Group has no operating leases expense during the year ended December 31, 2019 (2018 and 2017: RMB Nil). At December 31, 2019, the Group has no future minimum lease payments under non-cancellable operating leases.

(ii)            Litigation and other legal matter

The Group is from time-to-time party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Group records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Group does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Group’s consolidated financial position, results of operation or cash flows.

The Group is routinely subject to other civil claims, litigation and arbitration, and regulatory investigations arising in the ordinary course of our present business. Some of these claims and litigations include claims related to the Group’s current services and operations, the Group believes that it has strong defenses to these claims. These claims have not had a material impact on the Group to date, and the Group believes that the likelihood that a future material adverse outcome will result from these claims is remote. However, if facts and circumstances change in the future, the Group cannot be certain that an adverse outcome of one or more of these claims would not have a material adverse effect on the Group’s consolidated financial condition, results of operations or cash flows.

23
Subsequent event

In December 2019, a novel strain of coronavirus surfaced, and has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the Group could be materially adversely affected. The extent to which the coronavirus may impact business activity will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.