Form 20-F
period 2021-12-31
EURO TECH HOLDINGS CO LTD
filed 2022-05-16
CIK 1026662

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number 000-22113

EURO TECH HOLDINGS COMPANY LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of principal executive offices)

David YL Leung

FAX:852-28734887

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 7,732,132Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posed on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “ accelerated filer,” and “ emerging growth company” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	☐	Non-accelerated Filer	☒
Accelerated filer	☐	Emerging Growth Company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

INTRODUCTION

In this Form 20-F, references to “us”, “we”, the “Company” and “Euro Tech” are to Euro Tech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

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

These forward-looking statements include, but are not limited to, statements about:

●	our goals, business plans and growth strategies;

●	our expectations regarding demand for and market acceptance of the products we distribute;

●	competition in our industries;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenues and certain cost and expense items and our margins;

●	government policies and regulations relating to our corporate structure, business and industry;

●	the regulatory environment in which we operate in China and globally;

●	our ability to comply with the continued listing standards on the exchange or trading market on which our ordinary shares is listed for trading;

●	Impacts of the COVID-19 pandemic;

●	general economic and business condition in China and elsewhere; and

●	assumptions underlying or related to any of the foregoing.

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

U.S. GAAP, Fiscal Year and Exchange Rate Information

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our fiscal year ends on December 31. References in this annual report to fiscal year 2017, fiscal year 2018, fiscal year 2019, fiscal year 2020 and fiscal year 2021, or Fiscal 2017, Fiscal 2018, Fiscal 2019, Fiscal 2020 and Fiscal 2021, are to the fiscal years ended on December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

Our financial statements are expressed in U.S. Dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. Dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. Dollars in this annual report were made for fiscal years 2021, 2020 and 2019 at 6.3757 RMB, 6.5249 RMB and 6.9761 RMB to US$1.00, respectively, and at 7.8000 HKD, 7.7526 HKD and 7.7878 HKD to US$1.00, respectively. The exchange rates were substantially the same as the middle rates published by the People’s Bank of China (“PBOC”) on December 31, 2021, 2020 and 2019 respectively.

We make no representation that any Renminbi, Hong Kong Dollars or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars, Hong Kong Dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

 A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

This item does not apply to annual reports on Form 20-F.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This item does not apply to annual reports on Form 20-F.

D. RISK FACTORS

An investment in our shares involves a high degree of risk. Below please find a summary of the principal risks we face, organized under relevant headings. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. If any of the following and other risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our shares could decline, and you may lose all or part of your investment. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See – “Forward Looking Statements.”

Certain Risks Relating to Doing Business in Hong Kong and the People’s Republic of China (the “PRC” or “China”).

PRC Sovereignty over Hong Kong is Still Developing.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China (or “SAR;” Hong Kong is sometimes herein referred to as the “Hong Kong SAR”).

As provided in the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of the Hong Kong SAR of China (the “Basic Law”), the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The formula for the preservation of Hong Kong’s independent legal and economic system under Chinese sovereignty has been referred to as “one country, two systems.” Under this principle of “one country, two systems,” the PRC’s political system and policies are not practiced in Hong Kong, and Hong Kong maintains a legal system that is based on common law and is different from that of the PRC.

There is friction between Hong Kong residents pressing for greater democracy and the PRC government. There appears to be a suspicion that Hong Kong’s democracy advocates are being manipulated by the United States to cause difficulties at China’s doorstep as regional tensions rise. The foregoing is raising concerns that civil liberties in Hong Kong may be eroded in the years to come.

At this point in time it is not possible to predict if this trend will continue and what effect it will have on the Company, if any. However, there can be no assurance that changes in political or economic conditions in Hong Kong and the PRC will not affect the Company adversely. The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. See — “Economic Stability Uncertain.”

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

All of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

We conduct a substantial portion of our business in China through our subsidiaries. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in laws and regulations in the PRC. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations.

Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded. No entity in our organization is currently (i) required to obtain permission from any Chinese authorities to list on any U.S. exchange or issue our ordinary shares to foreign investors or (ii) subject to permission requirements from the CSRC, the CAC, or any other entity that is required to approve of our PRC subsidiaries’ operations, and no entity in our organization has received any such permissions or any notice of denial of such permissions. However, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

Governmental actions in China, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We conduct a substantial portion of our business in China through our subsidiaries. Accordingly, our results of operations, financial condition and prospects are to a significant extent affected by economic and political developments in China. In particular, the PRC government continues to exercise significant control over the economic growth of the PRC through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatments to particular industries or companies. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces in reforming the economy. These economic reform measures may be adjusted or modified or applied inconsistently from industry to industry, or across different regions of the country. As a result, some of these measures may benefit the overall economy of the PRC, but may have an adverse effect on us.

The PRC has been one of the world’s fastest growing economies as measured by GDP in recent years. However, economic activity in the PRC has slowed down recently and it may not return to levels of previous years. According to the National Bureau of Statistics of China, China’s real GDP growth rate decreased from 6.6% in 2018 to 6.1% in 2019, and, mainly due to the COVID-19 pandemic, further to 2.3% in 2020, but it increased to 8.1% in 2021. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection.

The PRC Cyber Security Law, which took effect in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.

Additionally, in November 2021, the CAC issued the Cyber Data Security Administration Regulations (Draft for Comments), which, among other things, stipulates that a data processor that process “important data” or listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the relevant municipal counterpart of the CAC before January 31 of the following year. As of the date of this annual report, such administration regulations have not been adopted. In January 2022, the CAC and several other administrations also jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator”, or a CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

We may have access to confidential or personal information in certain of our businesses. Although we endeavor to comply with our privacy policies and other documentation regarding the protection of personal information, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or contractors fail to comply with these policies and documentation.

Moreover, the Cyber Security Law, Data Security Law and relevant regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

Specifically, given the uncertainties surrounding the interpretation and implementation of the Cyber Security Law, Data Security Law and relevant regulations, we cannot rule out the possibility that we, or certain of our customers or suppliers may be deemed as a CIIO, or an operator processing “important data.” First, if we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are deemed a CIIO using network products or services without having completed the required cybersecurity review procedures. If the reviewing authority is of the view that the use of such network products or services by us, or by certain of our customers or suppliers, involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide such products or services to relevant customers, or purchase products or services from relevant suppliers. This could have a material adverse effect on our results of operations and business prospects. Second, the notion of “important data” is not clearly defined by the Cyber Security Law or the Data Security Law. In order to comply with the statutory requirements, we will need to determine whether we possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure we are complying with reporting obligations to applicable regulators. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and we are not able to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of China.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s real GDP growth rate decreased from 6.6% in 2018 to 6.1% in 2019, and, mainly due to the COVID-19 pandemic, further to 2.3% in 2020, but it increased to 8.1% in 2021. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in the PRC in order to reduce inflationary pressure on the PRC’s economy; more recently, the average inflation rate has increased by 1.6%, 2.1%, 2.9%, 2.5% and 0.9% in 2017, 2018, 2019, 2020 and 2021, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

The value of the Renminbi against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar. In 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. In 2021, the value of the Renminbi appreciated by approximately 2.3% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. Dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. Dollar into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. Dollar for the purpose of making payments for dividends on our ordinary shares, repaying our U.S. Dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would have a negative effect on the U.S. Dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. Dollar would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

The turbulent relations between the PRC and United States may adversely affect our business or the price of our capital stock

Recently, the United States and China have imposed new or higher tariffs on goods imported from the other’s country, and have threatened the imposition of additional tariffs in retaliation. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, changes in trade relations between the United States and China may trigger negative customer sentiment or retaliation towards companies in China with ties to the United States, potentially resulting in a negative impact on our results of operations and financial condition.

Differences between the United States and PRC governments on some political issues continue occasionally to color their relationship. These occasional controversies could materially and adversely affect our business and operations. Political or trade friction between the two countries could also materially and adversely affect the market price of our capital stock, whether or not they adversely affect our business.

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

During Fiscal 2021, the Company had revenues of US$21,388,000, operating income of US$781,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$921,000. In addition, we had income tax credit of US$90,000, equity in income of affiliates of US$355,000. As a result, we had a net income of US$1,366,000 for Fiscal 2021 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2021 was the increase in revenues and decrease in selling and administrative expenses. After giving effect to the net income attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$925,000 for Fiscal 2021.

During Fiscal 2020, the Company had revenues of US$13,357,000, operating losses of US$1,701,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$63,000. In addition, we had income tax expense of US$96,000, equity in income of affiliates of US$435,000. As a result, we had a net income of US$402,000 for Fiscal 2020 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating loss before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2020 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$721,000 for Fiscal 2020.

During Fiscal 2019, the Company had revenues of US$17,399,000, operating losses of US$440,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of US$310,000. In addition, we had income tax expense of US$37,000, equity in income of affiliates of US$137,000. As a result, we had a net loss of US$210,000 for Fiscal 2019 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2019 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive loss attributable to the Company of $140,000 for Fiscal 2019.

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

During 2015, the Company entered into a contract to supply a 300 Cubic Meters per hour BWTS for a maritime institute in Jiangsu, and such goods were delivered in 2016. It also received an order for one set of P-300 BWTS for a scientific research ship from Russia in 2017 and completed in 2018. In addition, in 2018, it received a PRC government grant for ballast water port solution. The development of the ballast water port solution prototype is now completed and under system and operation tests in various ports. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The Company is now embarking on promotional activities for port solution systems in China and South East Asia and received its first order in 2020. The Company hopes to receive revenues from both port (barge) and commercial vessels for ballast water treatment including retrofit orders and new built orders. However, the intake of orders may be affected by, among other things, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers. There can be no assurance that the Company’s continued streamlining efforts, or that sales of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

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

Dependence upon Management.

The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company’s Board of Directors, and Mr. David YL Leung, the Chief Executive Officer. The business of the Company could be adversely affected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. The Company does not maintain “Key Man” life insurance on the lives of any of its officers and directors. See – Item 6. “Directors, Senior Management and Employees.”

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”), Hioki E.E. Corp. (“Hioki”) and Biotage Sweden AB (“Biotage”) are among the Company’s largest suppliers, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2019, our sales revenue from trading activities decreased by approximately 14%. During Fiscal 2020, our sales revenue from trading activities decreased by approximately 20%. During Fiscal 2021, our sales revenue from trading activities increased by approximately 2%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 20% of our total revenue. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue. For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

In the year end December 31, 2019, 2020 and 2021, we had two, nil and one customers that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31,2021	Year Ended December 31,2020	Year Ended December 31,2019
Customer A	15%	N.A.	19%
Customer B	N.A.	N.A.	10%

Our continued failure to maintain long-term relationships with any of these major customers would lead to continued loss of our sales to them, which would have an adverse effect on our business, financial condition and results of operations.

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

Risks Related To the Company Itself.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ could be delisted or prohibited from being traded ”over-the-counter” if we are unable to meet the PCAOB requirement in time.

The registered public accounting firms that issue the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Our current auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB has determined it is currently unable to conduct full inspections without the approval of the Chinese authorities.

Inspections of other firms that the PCAOB has conducted outside China, including outside Hong Kong, have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China, including Hong Kong, prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in China, including Hong Kong. As a result, we and investors are deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our investors and potential investors in our ordinary shares and other securities to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ordinary shares and other securities could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which reported that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Final rules implementing certain requirements of the HFCAA were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The final rules implement the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate, or Commission-Identified Issuers. The final rules require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The final rules also require that a Commission-Identified Issuer that is a “foreign issuer” provide certain additional disclosures in its annual reports. Further, the SEC provided notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If we are identified as a Commission-Identified Issuer based on this annual report for the fiscal year ended June 30, 2021, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ended June 30, 2022. Under the HFCAA, our securities may be prohibited from trading on the NASDAQ or other U.S. stock exchanges and in over-the-counter markets if we are identified as a Commission-Identified Issuer for three consecutive years, and this ultimately could result in our ordinary shares being delisted from the NASDAQ. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

While it was reported that there had been ongoing dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, including Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our ordinary shares may require holders of our ordinary shares to sell their ordinary shares. The market price of our ordinary shares and other securities could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies that are listed in the United States, but have public accounting firms headquartered in China, including Hong Kong, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Control by T.C. Leung and David YL Leung; Potential Conflict of Interests.

T.C. Leung, the Company’s Chairman of the Board, is the father of David YL Leung, the Chief Executive Officer of the Company. Therefore, as a practical matter, T.C. Leung and David YL Leung are able to nominate and cause the election of all the members of the Company’s Board of Directors, control the appointment of its officers and the day-to-day affairs and management of the Company. As a consequence, T.C. Leung and David YL Leung can have the Company managed in a manner that would be in their own interests and not in the interests of the other shareholders of the Company. See – Item 6. “Directors, Senior Management and Employees” and Item 7. “Major Shareholders and Related Party Transactions.”

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

Environmental Compliance: The costs of complying with evolving regulatory requirements could negatively impact the Company’s financial results. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as the assessment of strict liability and/or joint and several liability.

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

Concerns regarding the safe use of chemicals and plastics in commerce and their potential impact on health and the environment and the perceived impacts of plant biotechnology on health and the environment reflect a growing trend in societal demands for increasing levels of product safety and environmental protection. These concerns could manifest themselves in stockholder proposals, preferred purchasing, delays or failures in obtaining or retaining regulatory approvals, delayed product launches, lack of market acceptance and continued pressure for more stringent regulatory intervention and litigation. These concerns could also influence public perceptions, the viability or continued sales of certain of the Company’s products, the Company’s reputation and the cost to comply with regulations. In addition, terrorist attacks and natural disasters have increased concerns about the security and safety of chemical production and distribution. These concerns could have a negative impact on the Company’s results of operations.

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

Our Securities Must Continue To Meet Qualitative And Quantitative Listing Maintenance Criteria For NASDAQ; Previous Deficiency Cured.

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

No assurance can be given that we will continue to meet applicable NASDAQ continued listing standards. Failure to meet applicable NASDAQ continued listing standards could result in a delisting of our common stock. A delisting of our common stock from NASDAQ could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities. See—”We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ. See—”Being a ‘Controlled Company’ Exempts Us from Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

Being A “Controlled Company” Exempts Us From Certain Other Corporate Governance Criteria Applicable To NASDAQ Listed Issuers.

As a result of T.C. Leung, the Company’s Chairman of the Board, beneficially owning the majority voting power of our Ordinary Shares, we are a “controlled company” as that term is defined in rules and regulations applicable to NASDAQ listed issuers. As a “controlled company,” we are not required to comply with certain NASDAQ corporate governance criteria including, among other things, the requirements that the majority of our Board be independent directors, and their having the authority to approve director nominations and executive officer compensation.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. During Fiscal 2020 and Fiscal 2021, the trading price of our Ordinary Shares has ranged from US$0.768 to US$2.6867 per Ordinary Share, and the last reported trading price on April 1, 2022 was US$1.42 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2021 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, we are uncertain if we would be considered to be a PFIC for 2021. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2022 or any future years. If we are a PFIC in any year, U.S. holders will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his or her tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation .”

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized under the laws of the BVI on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited (“Far East”), a Hong Kong corporation involved in the distribution of advanced water treatment equipment. In March 1997, the Company acquired all the issued and outstanding capital stock of Far East and it became a wholly-owned subsidiary and was the primary operational entity of the Company.

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

We dissolved Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) on July 2, 2021, in order to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Before its dissolution, Shanghai Environmental was our wholly-owned subsidiary organized under the laws of the PRC and its principal business was water and waste-water treatment engineering business. It was established to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental had made an operating (loss) / income of US$36,000 in Fiscal 2019, (US$110,000) in Fiscal 2020, and US$106,000 in Fiscal 2021.

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

Far East owns a 19.4% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky’s revenue decreased during Fiscal 2019, increased during Fiscal 2020 and Fiscal 2021, and its net income increased during Fiscal 2019 and Fiscal 2020, and decreased during Fiscal 2021. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018 and suspended trading from November 24, 2020 and resumed trading on January 6, 2021. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky’s shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

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

In Fiscal 2021, Blue Sky made an income contribution of US$355,000 to the Company. In Fiscal 2020, Blue Sky made an income contribution of US$435,000 to the Company. The income contribution from Blue Sky in Fiscal 2020 was principally because there was recovery of the accounts receivables for which impairment loss provision was made in previous years. In Fiscal 2019, Blue Sky made an income contribution of US$137,000 to the Company. The income contribution from Blue Sky in Fiscal 2019 was principally because there was no major impairment loss for the accounts receivables from its major customers. China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

The SEC maintains an Internet site that contains reports, proxy and other information regarding issuers that file electronically with the SEC (such as the Company) and the address of that site is http://www.sec.gov.

The Company maintains a website at http://www.euro-tech.com. The Company used to maintain but currently does not update the following websites any more: (1) http://www.chinah2o.com; and (2) http://www.yibaynet.com.cn, previously operated through our subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation.

B. BUSINESS OVERVIEW

COVID-19 Update

In December 2019, a novel strain of coronavirus, or COVID-19 or the coronavirus, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and several other parts of the world, including the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic. All of our revenue is concentrated in China through our subsidiaries. Consequently, our revenues were impacted by COVID-19 and were significantly lower in 2020 as compared to the same period of 2019. We had to comply with the temporary closure of stores and facilities, or the ‘shelter in place’ order, in China in the first quarter of 2020. As a result, we closed our facilities in January 2020 and re-opened them in late March 2020. The COVID-19 outbreak materially adversely affected our business operations, financial condition and operating results for 2020, including but not limited to material negative impact on our total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. Recently another outbreak of COVID-19 in Hong Kong and Shanghai has caused us to temporarily close offices and require our employees to work from home in these and other regions. The Company has not incurred significant disruptions from COVID-19 in 2021. However, COVID-19 may impact our business, consolidated results of operations and financial condition in the future. For example, our business and results of operations could be materially adversely affected if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, or government actions or other restrictions in connection with COVID-19. However, the significance of the impact on our operations going forward is not yet certain and depends on numerous evolving factors that the Company may not be able to accurately predict or effectively respond to, including, without limitation: actions taken by governments and actions taken by businesses and individuals in response thereto, the effect of COVID-19 and the actions taken in response to COVID-19 on economic activity, the effect of COVID-19 on customers and their demand for the Company’s products and services, the ability of our subcontractors to perform under their contracts due to their own financial or operational difficulties, the availability of subcontractors and other talent, and the Company’s ability to continue operations, including without limitation as a result of supply chain challenges, facility closures, social distancing, restrictions on travel.

The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact our global business, results of operations, and financial condition. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

Recent Regulatory Update

Potential CSRC Approval Required for the Listing of our Ordinary Shares

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. Theses opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On December 24, 2021, China Securities Regulatory Commission (the “CSRC”) issued, for soliciting public comments, two draft regulations relating to overseas listing, namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly are required to fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these draft regulations, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. These regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. As of the date of this annual report, it also remains unclear on whether a US-listed company, like us, are subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country.

We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ordinary shares on the Nasdaq Stock Market or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Cybersecurity Review Measures

In January 2022, the Cyberspace Administration Commission (the “CAC”) and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator,” or CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Though given the nature of our products, the possibility that we, or certain of our customers or suppliers are deemed as a CIIO is low, we cannot completely rule out this possibility. If we are deemed as a CIIO, our purchase of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedure, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect of any regulatory objections to our listing status from the CAC. See – Item 3D. “Key Information — Risk Factors - Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.”

Principal Activities

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

The Company distributes products through its headquarters in Hong Kong and its trading company in Shanghai. The Company’s PRC trading subsidiary is Euro Tech Trading (Shanghai) Limited. Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. and Guangzhou Euro Tech Environmental Equipment Co., Ltd. were dissolved in 2019.

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

We continued the process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities. However, the development of manufacturing activities was not that successful. Revenues from our trading activities have fallen-off as a substantial number of our suppliers have been selling their products into China directly and through other distributors. Many of these other distributors are local Chinese companies and can operate with a lower overhead.

During Fiscal 2019, there was decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2019 was US$5,522,000, while Shanghai Environmental had an operating income of US$36,000. In addition, we incurred research and development costs of US$35,000 in 2019 relating to BWTS and Pact-Yixing incurred an operating loss of US$194,000. This resulted in operating loss from engineering activities of US$158,000. We continue to scale down Shanghai Environmental to avoid duplication of costs and efforts, as Pact-Yixing operate similar business activities, and we plan to wind it down upon collection of outstanding accounts receivable.

During Fiscal 2020, there was decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2020 was US$4,246,000, while Shanghai Environmental had an operating loss of US$111,000. In addition, we incurred research and development costs of US$493,000 in 2020 relating to BWTS for the IMO revised G8 requirements compliance and Pact-Yixing incurred an operating loss of US$916,000. This resulted in operating loss from engineering activities of US$1,027,000. We plan to wind down Shanghai Environmental. We are going to scale down Shanghai Euro Tech Limited to reduce the operating loss of manufacturing activities.

During Fiscal 2021, there was slight increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2021 was US$12,161,000, while Shanghai Environmental had an operating income of US$106,000. In addition, we incurred research and development costs of US$61,000 in 2021 relating to BWTS and Pact-Yixing incurred an operating income of US$739,000. This resulted in operating income from engineering activities of US$846,000. We closed Shanghai Environmental in 2021. We are going to further scale down Shanghai Euro Tech Limited to reduce the operating loss of manufacturing activities.

Principal Markets: Hong Kong and the PRC

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from Hong Kong and the PRC. Set forth below are the approximate percentage of the Company’s revenue from customers in the PRC and Hong Kong for the fiscal years indicated:

Fiscal Year	PRC	Hong Kong

2019	40%	58%
2020	38%	60%
2021	62%	37%

Sales to customers situated in Macau and elsewhere through Fiscal 2021 were nominal. This makes the Company particularly susceptible to changes in the political and economic climate of either Hong Kong or the PRC.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2019 as compared with Fiscal 2018. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2020 as compared with Fiscal 2019. Revenue in Hong Kong, expressed as a percentage of our revenue, decreased by 23% in Fiscal 2021 as compared with Fiscal 2020 as a result of significant increase in revenue in the PRC. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Revenue in the PRC, expressed as a percentage of total revenue, was the same in Fiscal 2019 as compared with Fiscal 2018. Revenue in the PRC, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2020 as compared with Fiscal 2019. Revenue in the PRC, expressed as a percentage of total revenue, increased by 24% in Fiscal 2021 as compared with Fiscal 2020. The increase was primarily due to the significant increase in revenue for completion of engineering projects in the PRC. See – Item 3D. “Key Information — Risk Factors.

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong. These cities are located close to our Hong Kong headquarters, our customers are more concentrated in these cities rendering customer support easier while incurring less travel expenses and while supporting distributorships in these cities as opposed to distributorships throughout China. We will continue our efforts to control costs to enhance operational efficiency. At the same time we will place greater focus at the manufacturing level on the chemical reagent business that we believe is more profitable. These chemical reagents are manufactured in our plant in Shanghai. These reagents include but are not limited to chemical oxygen demand (COD) analyzers, fine carbon tetrachloride, total nitrogen and free chlorine. These reagents are used by water and wastewater treatment plants and other industries such as beverage, as consumables with the water analyzers to monitor the quality of the water/ discharged water. In 2016, we received a contract worth about US$6.0 million from a foreign mobile phone company that covers design, supply, installation and the commissioning of industrial wastewater treatment and scrubber systems for its OEM plants in Shanghai, Shenzhen and Zhengzhou, China. This contract was completed in Fiscal 2017. In 2018, the Company received a PRC government grant for port ballast solution to fund the development of a prototype. The development of the ballast water port solution prototype was completed in 2019 and we have received four sales contracts from the port clients in China since October 2020. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. We sold 4 sets and 8 sets of BWTS for ports and vessels, respectively in 2021. The Company is now embarking on promotion activities for port solution systems in China and South East Asia to explore the growing demand, although no assurance can be given that we will be able to do so. We obtained the utility model patents and are applying the invention patents for this port solution system in China. In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful.

During the next twelve months, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products. We continue to promote our BWTS products that currently treat wastewater at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system.

We also anticipate that, during Fiscal 2022, we will spend up to an additional US$120,000 in research and development costs on similar projects and potential research and development projects for the development of BWTS.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on September 8, 2019. The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after 28 October 2020, and we have been in compliance with such requirements. In order to expand its market coverage, we have been undergoing the procedures to apply for type approval certificates for its BWTS from a number of European and Asian Classification Societies.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 65.9%, 58.8% and 70.0% of its revenues from the sale of scientific instruments during Fiscal 2021, 2020 and 2019 respectively.

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

The Company derived approximately 32.2%, 39.6% and 28.3% of revenues from the sale of power solutions and process during Fiscal 2021, 2020 and 2019 respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.9%, 1.6% and 1.7% of its revenues from technical support operations during Fiscal 2021, 2020 and 2019 respectively.

Customers. During Fiscal 2021, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 20% of our total revenue, with one of such customers accounting for 15% of our total revenue. During Fiscal 2020, the Company distributed products to approximately 1,000 customers, located in Hong Kong, the PRC and Macau such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue, with one of such customers accounting for 9% of our total revenue.

Manufacturing and Product Assembly Operations

The Company, through its PRC subsidiary, Shanghai Euro Tech Limited located in the Pudong Jin Qiao Export Processing Zone of Shanghai, engages in the development, production, sales and servicing of environmental equipment, including the development of modern laboratory analyzers, on-line measuring equipment and other analyzers for chemicals. Our products are “tailor-made” for the diversified needs of equipment users. Main products include infrared photometric oil analyzer (“IPOA”), COD analyzers, total organic carbon (“TOC”) analyzer, turbidity meters, total suspended solid analyzers, dissolved oxygen analyzers, various types of spectrophotometers as well as a full spectrum of matching chemical reagents. We also offer turbidity meters manufactured by the Company and directed at water treatment plants, environmental monitoring status, and hydrological stations. We also offer our own TOC analytical instrument that measures the degree of the pollution. We have also upgraded other existing instruments and developed a quick response COD test instrument for use on surface water, underground water and domestic and industrial wastewater. Additionally, we offer a flue gas emissions analyzer for use in environmental compliance monitoring. We also developed energy meters (devices measuring electric energy consumption and corresponding carbon dioxide emissions) and water toxicity analysis instruments. Although it takes substantial time, effort and expense to develop, test and market a product, our sales of the TOC analyzer and the flue gas emissions analyzer have been nominal to date, and had stopped the sales of the flue gas emissions analyzer. We have been unable to find a suitable market to sell the energy meters. We have developed evaporator for extraction of organic solvents to remove the impurities prior to chemical analysis and are developing a larger size evaporator. Our customers are analyzing environmental pollutants, toxic substances such as pesticides and drug residues in food, drugs in clinical or forensic applications. We started test sale of this product in second half of fiscal 2015 and received orders of 3, 5 and 12 sets in Fiscal 2021, 2020 and 2019, respectively. The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We carried out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines and got a certified test report from this approved laboratory. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in a number of trade shows and exhibitions. Although the regulation is not enforced now, we are getting market awareness of our product application.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach, Hioki and Biotage, which are the Company’s largest suppliers, with purchases from them accounting for approximately 53%, 7%, 6%, 6% and 2% during Fiscal 2019, and 30%, 10%, 9%, 6% and 5% during Fiscal 2020, and 42%, 13%, 6%, 6%, and 5% during Fiscal 2021 respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has agreements and has an Authorization Letter from Hach appointing the Company as Hach’s distributor in Hong Kong and Macau which is valid until December 15, 2022. The Company has an agreement with Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which is valid until March 31, 2023. The Company has only an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has only an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. The Company has an Agent Certificate from Biotage authorizing the Company as Biotage’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”) which replaced the Ministry of Environmental Protection (“MEP”) after the 13th National People’s Congress was held in March 2018. The new streamlined ministry is a sign of China’s upgraded dedication to the task of improving its environment. In the 19th Five-Year Program (2016-2020), MEE launched three major campaigns of prevention and control of environment, including action plans for control of air pollution, water pollution and soil pollution. Special action was also taken in the Beijing-Tianjin-Hebei region and the Yangtze River economic belt for air and water pollution control, respectively. The number of sections of the Yangtze River Basin with total phosphorus exceeding the upper limit decreased by 40.7% in 2019 as compared with that of 2018. The mainstream of the Yangtze has achieved 100% good water quality for the first time in 2020 pursuant to MEE’s 2020 Report on the State of the Ecology and Environment in China. The Yangtze River Protection Law officially went into effect in March 2021, with the aim of protecting China’s longest river, strengthening the ecological protection and restoration of the Yangtze River Basin. Major indicators to assess air quality are SO2, NOX, PM10 and PM2.5. Indicators for water are COD, petroleum oil, total nitrogen, total phosphorus and ammonia nitrogen. We have designed and built instruments to detect these indicators. The second national pollution source survey and MEE’s 2020 Report on the State of the Ecology and Environment in China found that the emission of air and water pollutants reduced steadily from 2016 to 2020. In-depth investigation of soil environment quality, building monitoring network and improvement of soil quality information management are ongoing. The government’s goal is to have 90% safe utilization of polluted farmland. The government has outsourced testing to commercial testing labs. Heavy metals and organic pollutants are being analyzed. Our concentrator automates evaporation and improves data quality for organic analysis. There can be no assurance that the agencies will continue to use our products for these purposes, or that other market competitors will not enter the market with superior products, distribution systems or more competitive prices. See – “Competition.”

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

During Fiscal 2021, 2020 and 2019, the Company’s gross profit margins were approximately 27%, 28% and 25%, respectively. The Company believes that it competes with the PRC manufacturers on the basis of quality and technology. The Company believes it offers foreign-manufactured products which are of higher quality and use more advanced technology than products manufactured in the PRC. The Company believes that it competes with foreign manufacturers and other distributors of their products on the basis of the Company’s established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon low pricing as opposed to quality of service.

Website

The Company maintains a website at http://www.euro-tech.com.

The Company has an inactive internet platform located at http://www.chinah2o.com. The website is directed toward environmental businesses in China. The website provides environmental news, directories of western suppliers, potential clients in China, and advertisement space but has not generated external revenue. The Company no longer updates this website.

The Company, through its subsidiary, Euro Tech Trading (Shanghai) Limited, a PRC corporation, has an inactive internet platform. The website is located at http://www.yibaynet.com.cn. The website is an instrument sourcing platform under which potential customers can ask for sales quotations and place orders via internet but is dormant now. The Company no longer updates this website.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong and its wholly-owned trading company in Shanghai. During Fiscal 2019, the Company had a marketing and sales force of 15 people who are paid a salary plus a sales-based commission. During Fiscal 2020, the Company had a marketing and sales force of 13 people who are paid a salary plus a sales-based commission. During Fiscal 2021, the Company had a marketing and sales force of 11 people who are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

We operate a sales subsidiary is in Shanghai.

We closed Chongqing, Guangzhou and Xi’an subsidiaries in Fiscal 2019, and closed the representative sales office of Shanghai Euro Tech Limited located in Beijing in January 2021.

Major Customers

Maintaining major customers is important to us. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 20% of our total revenue. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue. For the year ended December 31, 2019, sales to our three largest customers amounted in the aggregate to approximately 34% of our total revenue.

Seasonality

Our business is affected by seasonality. Construction of our treatment systems is typically slow during winter seasons due to inclement weather and around Chinese holidays due to government and other and closures.

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

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Inactive

Shanghai Euro Tech Limited	100%	PRC	Manufacturing of analytical and testing equipment

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

D. PROPERTY, PLANTS AND EQUIPMENT

Since 1990, our principal executive offices have been located at Unit C and D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. At this location, the Company occupies approximately 7,000 square feet of office and warehouse storage space pursuant to a lease which will expire in May 2023, subject to renewal. The Company pays a monthly rental payment of approximately US$8,308 under such lease. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

Euro Tech Trading (Shanghai) Limited occupies approximately 55 square meters of office space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$330.

Shanghai Euro Tech Limited occupies approximately 63 square meters of office, warehouse and production space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$3,136.

Yixing occupies a facility in Shanghai, pursuant to a three-year lease which will expire in December 2022, at a monthly rent of approximately US$8,277. The size of the facility is 464 square meters and the facility is used for office space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP.

A. OPERATING RESULTS

Overview.

We organize our business in two operating segments:

•	Trading and manufacturing;
•	Engineering.

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

For the engineering segment, the Company, through its majority owned subsidiary, Pact-Yixing and its minority owned affiliate, Blue Sky, also engages in water and waste-water treatment engineering and air pollution control business.

Our total revenue decreased by 23.2% from US$17,399,000 in fiscal year 2019 to US$13,357,000 in fiscal year 2020, and increased by 60.1% to US$21,388,000 in fiscal year 2021. Our net income increased by US$915,000 from net loss of US$(146,000) in fiscal year 2019 to net income of US$769,000 in fiscal year 2020, and further increased by 28.6% to US$989,000 in fiscal year 2021.

The following sets forth key factors that affect our future growth, operating results and financial condition.

•	an economic downturn in China or any regional market in China;
•	economic policies and initiatives undertaken by the Chinese government;
•	changes in the Chinese or regional business or regulatory environment affecting our customers;
•	changes in the Chinese government policy on our industries. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations;
•	The impact of COVID-19 pandemic. Following the outbreak of COVID-19, our business has been adversely impacted since the third quarter of fiscal year 2020, but we have seen a gradual recovery of our overall business resulting from improving health statistics in China since March 2020. Though the future development will still depend on the duration and severity of COVID-19, we are expecting limited impact on the domestic business on the financial statements as a result of the COVID-19 outbreak. However, we anticipate the pandemic will continue to have an adverse effect on our overseas business. The duration and magnitude of the impact from the pandemic on our business will depend on numerous evolving factors that cannot be accurately predicted or evaluated.

Results from Operations

The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with U.S. GAAP.

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2021		2020		2019		2018		2017
Revenue	$21,388	100%	$13,357	100%	$17,399	100%	$20,104	100%	$17,350	100%
Cost of revenue	$15,693	73.4%	$9,672	72.4%	$12,982	74.6%	$16,405	81.6%	$12,937	74.6%
Gross profit	5,695	26.6%	3,685	27.6%	$4,417	25.4%	$3,699	18.4%	$4,413	25.4%
Selling and administrative expenses	$4,911	23.0%	$5,374	40.2%	$4,853	27.9%	$4,751	23.6%	$4,976	28.7%
Income / (loss) before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$921	4.3%	$63	0.5%	$(310)	-1.8%	$(963)	-4.8%	$(564)	-3.3%
Income taxes credit / (expense)	$90	0.4%	$(96)	-0.7%	$(37)	-0.2%	$312	1.6%	$(28)	-0.2%
Equity in income / (loss) of affiliates	$355	1.7%	$435	3.3%	$137	0.8%	$(932)	-4.6%	$831	4.8%
Net gain on disposal of affiliate	$-	-	$-	-	$-	-	$1,522	7.6%	-	-
Net income / (loss)	$1,366	6.4%	$402	3.0%	$(210)	-1.2%	$(61)	-0.3%	$367	2.1%
Net (income) / loss attributable to non-controlling interests	$(377)	-1.8%	$367	2.7%	$64	0.4%	$149	0.7%	$106	0.6%
Net income / (loss) attributable to Euro Tech Holding Company Limited’s shareholders	$989	4.6%	$769	5.7%	$(146)	-0.8%	$88	0.4%	$473	2.7%

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

Revenue; Gross Profit and Cost of Revenue. Revenue increased by US$8,031,000 or 60.1% to US$21,388,000 in Fiscal 2021 from US$13,357,000 in Fiscal 2020. Revenue from trading and manufacturing activities and engineering activities increased by US$143,000 and increased by US$7,888,000, respectively. Pact-Yixing’s revenues of US$12,161,000 and US$4,246,000 were included in our revenues in Fiscal 2021 and Fiscal 2020, respectively and the increase was principally due to the increase in revenue generated by BWTS sales and the completion of prior years’ projects as the COVID-19 situation became stable in the PRC.

Gross profits increased by US$2,010,000 or 54.5% to US$5,695,000 for Fiscal 2021 as compared to US$3,685,000 for Fiscal 2020. During Fiscal 2021, the Company’s cost of revenues was US$15,693,000 or 73.4% of revenues, in comparison to US$9,672,000 or 72.4% for Fiscal 2020. Cost of revenue expressed as a percentage of revenue increased by 1% in Fiscal 2021 as compared with Fiscal 2020. Cost of revenues from trading and manufacturing activities decreased by US$110,000 and engineering activities increased by US$6,131,000. The overall change was principally due to increase in revenues. Pact-Yixing contributed US$2,903,000 to our gross profit in Fiscal 2021, an increase of US$1,646,000 from Fiscal 2020.

Selling and Administrative Expenses. Selling and administrative expenses were US$4,911,000 in Fiscal 2021, a decrease of US$463,000 or 8.6% from US$5,374,000 in Fiscal 2020. The decrease was principally due to decrease in research and development costs and redundancy provision.

Equity in Income of Affiliates. Equity in income of affiliates was income of US$355,000 in Fiscal 2021, a decrease of US$80,000 from income of affiliates of US$435,000 in Fiscal 2020.

Interest Income. Interest income in Fiscal 2021 was US$23,000 as compared to US$28,000 in Fiscal 2020.

Other income / (losses). Other income decreased by US$180,000 to US$127,000 in Fiscal 2021 from US$307,000 in Fiscal 2020. The decrease in other income was principally due to decrease in exchange gain of US$24,000, and the non-recurrent government subsidies for salaries of US$147,000 in Fiscal 2020.

Income Taxes. Tax credit of US$90,000 in Fiscal 2021 as compared to tax expense of US$96,000 in Fiscal 2020. The decrease in tax expense was principally due to decrease in assessable profits and recognition of deferred tax asset of tax losses.

Net Income. Profit from continuing operations was profit of US$989,000 in Fiscal 2021 as compared to US$769,000 in Fiscal 2020. This change was primarily due to increase in operating income which far exceeded the non-recurrent gain on disposal of a property of US$1,429,000 in Fiscal 2020.

Fiscal Year Ended December 31, 2020 Compared to Fiscal Year Ended December 31, 2019

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by US$4,042,000 or 23.2% to US$13,357,000 in Fiscal 2020 from US$17,399,000 in Fiscal 2019. Revenue from trading and manufacturing activities and engineering activities decreased by US$2,401,000 and decreased by US$1,641,000, respectively. The decrease in revenues from trading and manufacturing activities was principally due to decrease in big system sales. Pact-Yixing’s revenues of US$4,246,000 and US$5,522,000 were included in our revenues in Fiscal 2020 and Fiscal 2019, respectively and the decrease was principally due to the delay in completion of the projects as affected by COVID-19.

Gross profits decreased by US$732,000 or 16.6% to US$3,685,000 for Fiscal 2020 as compared to US$4,417,000 for Fiscal 2019. During Fiscal 2020, the Company’s cost of revenues was US$9,672,000 or 72.4% of revenues, in comparison to US$12,982,000 or 74.6% for Fiscal 2019. Cost of revenue expressed as a percentage of revenue decreased by 2.2% in Fiscal 2020 as compared with Fiscal 2019. Cost of revenues from trading and manufacturing activities and engineering activities decreased by US$2,237,000 and US$1,073,000, respectively. The overall change was principally due to decrease in trading activities of big system sales which were of lower gross margin and the increase in the gross profit margin percentage of engineering contracts. Pact-Yixing contributed US$1,257,000 to our gross profit in Fiscal 2020, a decrease of US$562,000 from Fiscal 2019.

Selling and Administrative Expenses. Selling and administrative expenses were US$5,374,000 in Fiscal 2020, an increase of US$521,000 or 10.7% from US$4,853,000 in Fiscal 2019. The increase was principally due to the increase in research and development costs relating to BWTS of US$458,000 for the IMO revised G8 requirements compliance and redundancy provision of US$453,000 to scale down the operation of Shanghai Euro Tech Limited. The normal selling and administrative expenses were decreased after exclusion of these non-recurrent expenses.

Equity in Income / (Loss) of Affiliates. Equity in income of affiliates was income of US$435,000 in Fiscal 2020, an increase of US$298,000 from income of affiliates of US$137,000 in Fiscal 2019. The increase in equity in income of affiliates was principally due to recovery of accounts receivable for which impairment provision was made in previous years..

Interest Income. Interest income in Fiscal 2020 was US$28,000 as compared to US$83,000 in Fiscal 2019.

Other income / (losses). Other income increased by US$255,000 to US$307,000 in Fiscal 2020 from US$52,000 in Fiscal 2019. The increase in other income was principally due to exchange gain of US$101,000, and government subsidies for salaries of US$147,000.

Income Taxes. Tax expense of US$96,000 in Fiscal 2020 as compared to tax expense of US$37,000 in Fiscal 2019. The increase in tax expense was principally due to the increase in assessable profits.

Net Income. Profit / (loss) from continuing operations was profit of US$769,000 in Fiscal 2020 as compared to loss of (US$146,000) in Fiscal 2019. This change was primarily due to increase in operating loss as a result of decrease in revenue and increase in non-recurrent research and development costs and redundancy provision expenses, which was fully covered by the gain on disposal of a property.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2021, Fiscal 2020 and Fiscal 2019 were US$5,099,000, US$4,915,000 and US$5,350,000, respectively.

As of December 31, 2021, we had US$5,269,000 in cash and cash equivalents, compared to US$3,519,000 in cash and cash equivalents as of December 31, 2020 and US$5,991,000 in cash and cash equivalents as of December 31, 2019.

Net cash provided by / (used in) operating activities was US$2,201,000 for the year ended December 31, 2021 as compared to (US$2,035,000) for the year ended December 31, 2020 and (US$266,000) for the year ended December 31, 2019. Net cash provided by / (used in) investing activities was US$358,000, US$2,043,000 and (US$169,000) for the years ended December 31, 2021, 2020 and 2019, respectively. Net cash (used in) / provided by financing activities was (US$1,016,000) for the year ended December 31, 2021 as a result of increase in bank borrowings related to trade finance purchases of US$15,000, and dividend payment of (US$1,031,000) as compared to (US$1,503,000) for the year ended December 31, 2020 and US$565,000 for the year ended December 31, 2019.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to US$897,000 at December 31, 2021. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposit of US$897,000, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased to US$5,269,000 at the end of Fiscal 2021, and the principal reason for the increase in cash was net cash inflow in financing activities. Cash decreased from US$5,991,000 at the end of Fiscal 2019 to US$3,519,000 at the end of Fiscal 2020, and the principal reason for the decrease in cash was net cash outflow in financing activities.

The Company’s accounts receivable, net decreased from US$3,586,000 at the end of Fiscal 2019 to US$3,199,000 at the end of Fiscal 2020 and increased to US$3,631,000 at the end of Fiscal 2021. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories decreased from US$586,000 at the end of Fiscal 2019 to US$342,000 at the end of Fiscal 2020 and increased to US$547,000 at the end of Fiscal 2021.

The Company’s capital expenditures were US$4,000, US$11,000 and US$21,000 in Fiscal 2021, 2020 and Fiscal 2019, respectively. Capital expenditures during Fiscal 2021, Fiscal 2020 and Fiscal 2019 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Annual impairment assessment - For our 2021 annual impairment test we performed a qualitative assessment, using information as of December 31, 2021. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

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

Holding Company Structure

Euro Tech Holdings Company Limited is a holding company with no operations of its own. We conduct our operations in Hong Kong and China mainly through our subsidiaries and operating companies. Under our current corporate structure, our BVI holding company may rely on dividend payments from Far East, which is a wholly owned enterprise incorporated in Hong Kong, to fund any cash and financing requirements we may have.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. For the fiscal years of 2019, 2020 and 2021, no dividends were distributed from our PRC subsidiaries to Far East.

Unless otherwise specified in this annual report, within the organization, cash to fund our operations is transferred from Far East, our BVI holding company, down through Far East to our operating subsidiaries in China.

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

Contractual Obligations

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2021 were as follows:

		Payment due by December 31, (in US$ thousands)
	Total	2022	2023	2024	2025 and after
Operating lease commitments	216	175	41	-	-
Total	216	175	41	-	-

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2021, 2020 and 2019, the Company expensed US$61,000, US$497,000 and US$35,000, respectively, on the research and development of its products, particularly BWTS.

D. TREND INFORMATION

There are increasing demands in the PRC for clean water, clean air, greater industrial pollution controls, waste management and electricity. We also see additional distributors competing with us. However there is no assurance that such trends will continue in the future. We note that, as evidenced by our acquisition of Pact-Yixing, we are placing greater emphasis on developing our engineering solution business in an effort to capitalize on these increased demands for clean water, pollution controls and waste management.

The Company believes that the expenses incurred in product development may result in increases in revenue but such increases are unlikely to allow for a recovery of the expenses for approximately the next two years.

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

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

G. Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	78	Chairman of the Board of Directors

David YL Leung	48	Director and Chief Executive Officer

Jerry Wong	63	Director and Chief Financial Officer

Alex Sham	58	Director

Y.K. Liang	92	Director

Fu Ming Chen	73	Director

Janet Cheang	66	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has served as the Chairman of the Board of Directors of both the Company and Far East since their respective inception. Mr. Leung also served as the Chief Executive Officer of both the Company and Far East from their respective inception until February 1, 2022. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. (“Eurotherm”) between 1971 and 1992. From 1988 until his retirement in February 2005, Mr. Leung also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Master’s degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

David YL Leung has served as the Chief Executive Officer of both the Company an Far East since February 1, 2022, has served as a Director of the Company since March, 2019, and has served as the General Manager of Yixing since 2011. Mr. Leung’s responsibility as the General Manager of Yixing includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, Mr. Leung was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

Jerry Wong has served as the Chief Financial Officer and a Director of the Company since its inception. Mr. Wong also served as the Chief Financial Officer and a Director of Far East since 1994 and has been with Far East since 1987. From 1985 until 1987, Mr. Wong worked for MUA Agencies Ltd., a subsidiary of a Hong Kong publicly listed company engaged in the insurance business, as deputy manager of its secretarial, legal and accounting department. From 1981 until 1985, Mr. Wong served as a senior accountant in Price Waterhouse-Hong Kong. He is a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Certified Public Accountant in Hong Kong.

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

Y.K. Liang has been a Director of the Company since February 1998. Mr. Liang was a director of Wong Liang Consultants Ltd., a general business consulting firm, and a member of the certified public accounting firm of Y.K. Liang & Co.. Mr. Liang has been a director of Sammy Lau CPA Limited for more than the past ten years.

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

Janet Cheang has been a Director of the Company since July 11, 2017. She is currently director of Metta Fine Arts Ltd., an online art gallery specializing in the promotion and trading of contemporary arts. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of Culture Tainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

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

Mr. David YL Leung, the Chief Executive Officer, is the son of Mr. T.C. Leung, the Company’s Chairman of the Board. There are no other family relationships among any of our current or former directors or executive officers. There was no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any person above was selected as a director or member of senior management.

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

B. COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2021, T.C. Leung, the Chairman of the Board received a yearly salary of US$197,000; David YL Leung, the Chief Executive Officer received an annual salary of US$147,000; Jerry Wong, the Chief Financial Officer, received a yearly salary of US$111,000; and George Hayek, a Key Employee of Yixing, received a yearly salary of US$59,000 and is reimbursed for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2021 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as compensation during Fiscal 2021.

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

With the introduction of the Mandatory Provident Fund Scheme (“MPF scheme”), a defined contribution scheme managed by an independent trustee on December 1, 2000, Far East and its employees who joined Far East subsequently make monthly contributions to the scheme at 5% of the employee’s cash income as defined under the Mandatory Provident Fund Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

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

During the year ended December 31, 2021 the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was US$225,000.

Company’s Stock Option Plans.

2019 Stock Option and Incentive Plan

In April 2019, the Board of Directors approved the adoption of the 2019 Stock Option and Incentive Plan (the “Plan”). The Plan was also subsequently approved under a resolution of the Company’s shareholders. The Plan provides for the granting of up to 300,000 (500,000 after bonus shares adjustment) Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company and its subsidiaries. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

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

During the year ended December 31, 2019, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 51,000 ordinary shares. The exercise price of all options granted is US$2.6 per share. The stock options granted are exercisable on January 1, 2022 and terminate on April 18, 2029.

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2021		2020		2019
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	51,000	2.60	51,000	2.60	-	-
Granted	-	-	-	-	51,000	2.60
Bonus shares adjustment	34,000	(1.04)	-	-	-	-

Outstanding, end of year	85,000	1.56	51,000	2.60	51,000	2.60

Exercisable, end of year	-	-	-	-	-	-

As of December 31, 2021, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for Fiscal 2021 is US$55,000.

The Group applies the provisions of ASC No. 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

Issuance of Bonus Shares

We issued bonus shares on January 21, 2022 to shareholders of record as of January 7, 2022; such shareholders received one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.

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

C. BOARD PRACTICES

Terms of Directors and Executive Officers

Our board consisted of seven directors for fiscal year 2021. The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in November of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in November 2021. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services.

Our officers are elected by and serve at the discretion of the board of directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolutions of directors.

The Company had 4 meetings of its Board of Directors during Fiscal 2021.

Board Committee

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. During Fiscal 2021, our Audit Committee had 3 meetings.

The Audit Committee currently consists of Y.K. Liang, Janet Cheang and Fu Ming Chen. The Audit Committee’s “financial expert” is Y.K. Liang. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

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

D. EMPLOYEES

At March 31, 2022, the Company (exclusive of Yixing-Pact) had 37 full-time employees. The Company’s employees are located at Hong Kong and the PRC. At December 31, 2021, 2020 and 2019, staffing levels at the Company (exclusive of Yixing-Pact) were as follows:

	2021	2020	2019
Marketing and sales	11	13	15
Administrative	16	18	20
Technical	11	14	15
Total full time employees	38	45	50

At March 31, 2022, Pact-Yixing had 31 full-time employees. In addition, as of December 31, 2021, 2020 and 2019, respectively, staffing levels at Pact-Yixing were as follows:

	2021	2020	2019
Administrative	7	8	8
Technical	22	24	28
Total full time employees	29	32	36

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The Company’s management consists of its officers and directors.

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of March 31, 2022 by (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 7,732,132 ordinary shares outstanding as of March 31, 2022.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Amount and Nature of Beneficial Ownership		Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	3,999,647		51.7%

Alex Sham(1)	201,452		2.6%

Jerry Wong(1)	130,742		1.7%

Y.K. Liang(1)	—		—

Fu Ming Chen(1)	—		—

Janet Cheang(1)	—		—

David YL Leung(1)	18,750	(2)	*

All Executive Officers and Directors of the Company as a group (7 persons)	4,350,591		56.3%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)

This includes the share option which can be exercised from January 1, 2022 to April 18, 2029 to purchase 18,750 ordinary shares at the purchase price of $1.04 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

See – Item 6E. Share Ownership.

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

On March 6, 2020, we declared a special cash dividend of an aggregate of US$1,299,000.78, which dividend was paid to all holders of record of our ordinary shares as of March 20, 2020. On June 17, 2021, we declared a special cash dividend of an aggregate of US$1,030,951.80, which dividend was paid to all holders of record of our ordinary shares as of June 28, 2021. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC, Hong Kong and British Virgin Islands regulations may restrict the ability of our PRC, Hong Kong and British Virgin Islands subsidiaries to pay dividends to us.

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

Based upon information received from its transfer agent as of May 12, 2022, the Company believes that it has 21 shareholders of record including 361 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

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

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

HONG KONG

The Company’s subsidiary organized in Hong Kong, Far East provides for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in 2021 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2021 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, ETTS had an assessable loss carried forward of US$18,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2021. As of December 31, 2021, SET had an assessable loss carried forward of US$678,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Limited (“SETEE”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2021. This company was dissolved in 2021.

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

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) provides for PRC Enterprise Income Tax at a rate of 25% in 2021, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, Yixing had an assessable loss carried forward of US$1,759,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2021 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2021, 2020 and 2019 and our effective income taxes rates were as follows:

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000

Income / (loss) before income taxes	1,276	498	(173)

Computed tax using respective companies’ statutory tax rates	158	133	69
Change in valuation allowances	349	48	30
Under-provision for income taxes in prior years	(12)	-	(5)
Non-deductible expenses	(405)	(277)	(131)

Income taxes credit / (expense) at effective tax rate	90	(96)	(37)

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,452,000 as at December 31, 2021.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2022 or any future calendar years.

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

H. DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549. You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.euro-tech.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. SUBSIDIARY INFORMATION

For information on the Company’s subsidiaries see – Item 4C. The separate financial statements of Blue Sky as required under Regulation S-X 210.3-09, an entity in which the Company owns a 19.4% equity interest are attached to this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Inflation

The Company cannot determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on revenues or results of operations during the past several years. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. If the PRC rate of inflation continues to increase, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2021. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our internal control over financial reporting is effective.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Y.K. Liang, one of our independent directors (under the standards set forth in Rule 10A-3 of the Exchange Act and the NASDAQ listing rules) and a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K promulgated by the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The Company agrees to undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request addressed to our offices set forth on the cover page of this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited, our principal external auditor for fiscal years 2021 and 2020, respectively.

	For the Year Ended December 31
	2021	2020
	US$	US$
Audit fees (1)	164,000	160,000
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	164,000	160,000

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
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2021 and 2020, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. In addition, because we are incorporated in the BVI, our corporate governance practices are also governed by applicable BVI law and our memorandum and articles of association.

We currently follow NASDAQ’s corporate governance requirements.

Nasdaq Marketplace Rule 5605(c)(2)(A) provides that each listed company must have, and will continue to have, an audit committee of at least three members. Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that the Company’s practice of following the provisions of the laws of the British Virgin Islands and its memorandum and articles of association in lieu of certain Nasdaq Stock Market Marketplace Rules is not prohibited under any statutory legal provision of the British Virgin Islands.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of each of Euro Tech Holdings Company Limited and Zhejiang Tianlan Environmental Protection Technology Company Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Home Country Exemption Letter

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

1.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on April 25, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

May 16, 2022	By:	/s/ David YL Leung
David YL Leung
Chief Executive Officer
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income / (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Our audit procedures related to revenue recognized over time included the following, among others.

•	We obtained an understanding and evaluated the design on the operating effectiveness of the Group’s processes and controls related to contract revenue recognition;
•	We tested the estimated variable consideration by evaluating the appropriate application of the most likely amount method, and tracing amounts to supporting documentation;
•

We evaluated management’s ability to reasonably estimate costs by performing a comparison of the actual costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated costs;

•	We evaluated management’s methodologies and the consistency of management’s methodologies over the life of the contracts;
•

We tested the original estimated costs and profit margins on engineering projects that were commenced and completed during the year ended December 31, 2021, by obtaining the original estimates, compare to the actual costs and profit margin for the completed contracts and investigate significant changes; and

•

We tested the estimated costs to complete engineering projects that were not completed during the year ended December 31, 2021 by comparing the estimated cost to complete at December 31, 2021 to actual cost incurred subsequent to December 31, 2021.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China

May 13, 2022

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	5,269	3,519
Restricted cash	1,411	1,672
Accounts receivable, net	3,631	3,199
Prepayments and other current assets	572	1,514
Contract assets	74	202
Inventories	547	342

Total current assets	11,504	10,448

Property, plant and equipment, net	215	259
Investments in affiliates	8,077	8,084
Goodwill	1,071	1,071
Operating lease right-of-use assets	238	233
Deferred tax assets	145	-

Total non-current assets	9,746	9,647

Total assets	21,250	20,095

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	376	361
Accounts payable	3,151	2,394
Contract liabilities	1,076	1,063
Other payables and accrued expenses	1,585	1,593
Current portion of long-term operating lease obligations	175	118
Income tax payable	42	4

Total current liabilities	6,405	5,533

Deferred tax liabilities	3	5
Long-term operating lease obligations, net of current maturities	41	94

Total non-current liabilities	44	99

Total liabilities	6,449	5,632
Commitments and contingencies (Note 21)
Shareholders’ equity:
Ordinary share, 20,000,000 shares authorized as of December 31, 2021 and 2020, respectively 5,322,459 no par value shares issued as of December 31, 2021 (2020:3,260,559)	123	123
Additional paid-in capital	9,670	9,615
Treasury stock, 167,700 shares at cost as of December 31, 2021 and 2020, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	787	851
Retained earnings	3,774	3,816

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,884	13,935
Non-controlling interests	917	528

Total shareholders’ equity	14,801	14,463

Total liabilities and shareholders’ equity	21,250	20,095

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing	9,619	9,476	11,877
Engineering	11,769	3,881	5,522

Total revenues	21,388	13,357	17,399

Cost of revenues
Trading and manufacturing	(6,938)	(7,048)	(9,285)
Engineering	(8,755)	(2,624)	(3,697)

Total cost of revenues	(15,693)	(9,672)	(12,982)

Gross profit	5,695	3,685	4,417

Finance costs	(3)	(12)	(4)
Selling and administrative expenses	(4,911)	(5,374)	(4,853)

Operating income / (loss)	781	(1,701)	(440)
Interest income	23	28	83
Other income , net	127	307	52
(Loss) / Gain on disposal of property, plant and equipment	(10)	1,429	(5)
Equity in income of affiliates	355	435	137

Net income / (loss) before income taxes	1,276	498	(173)

Income taxes credit / (expense)	90	(96)	(37)

Net income / (loss)	1,366	402	(210)

Net (income) / loss attributable to non-controlling interests	(377)	367	64

Net income / (loss) attributable to Euro Tech Holdings Company Limited’s shareholders	989	769	(146)

Other comprehensive income / (loss)
Net income / (loss)	1,366	402	(210)
Foreign exchange translation adjustments	(52)	(31)	(8)

Comprehensive income / (loss)	1,314	371	(218)
Comprehensive (income) / loss attributable to non-controlling interests	(389)	350	78

Comprehensive income / (loss) attributable to the Company	925	721	(140)

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS) (CONT’D)

	Year ended December 31,
	2021		2020		2019
	US$’000		US$’000		US$’000
Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$	US0.19	$	US0.25	$	US(0.06)

- Diluted	$	US0.19	$	US0.25	$	US(0.06)

Weighted average number of ordinary shares outstanding
- Basic		5,154,759		3,092,859		2,301,993

- Diluted		5,154,759		3,092,859		2,301,993

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income / (loss)	989	769	(146)
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operating activities:
Depreciation	38	49	69
Loss / (gain) on disposal of property, plant and equipment	10	(1,429)	5
Stock-based compensation expense	55	54	10
Non-controlling interests in income / (loss) of subsidiaries	377	(367)	(64)
Equity in profit of affiliates	(355)	(435)	(137)
Deferred tax (credit) / expenses	(145)	92	37
Changes in non-current assets and liabilities:
Long-term operating lease obligations	(53)	(122)	216
Operating lease right-of-use assets	(5)	173	(406)
Decrease / (increase) in current assets:
Accounts receivable, net	(432)	387	1,503
Prepayments and other current assets	942	(766)	(201)
Contract assets	128	239	458
Inventories	(205)	244	(185)
Increase / (decrease) in current liabilities:
Accounts payable	757	(1,520)	(986)
Other payables and accrued expenses	(8)	451	(108)
Contract liabilities	13	194	(501)
Income tax payable	38	4	-
Current portion of long-term operating lease obligations	57	(52)	170

Net cash provided by / (used) in operating activities	2,201	(2,035)	(266)

Cash flows from investing activities:
Purchase of property, plant and equipment	(4)	(11)	(21)
Proceeds from sale of property, plant and equipment	-	1,835	-
Dividend received from affiliates	362	71	-
Proceeds from sale of long-term investment	-	148	-
Purchase of long-term investment	-	-	(148)

Net cash provided by / (used in) investing activities	358	2,043	(169)

Cash flows from financing activities:
Dividend paid	(1,031)	(1,299)	-
Proceeds from bank borrowings	782	804	565
Repayments to bank borrowings	(767)	(1,008)	-

Net cash (used in) / provided by financing activities	(1,016)	(1,503)	565

Effect of exchange rate changes on cash and cash equivalents	(54)	(34)	(7)

Net increase / (decrease) in cash and cash equivalents and restricted cash	1,489	(1,529)	123

Cash, cash equivalents and restricted cash at beginning of year	5,191	6,720	6,597

Cash, cash equivalents and restricted cash at end of year	6,680	5,191	6,720

Cash breakdown
Cash and cash equivalents	5,269	3,519	5,991
Restricted cash	1,411	1,672	729

	6,680	5,191	6,720

	US$’000	US$’000	US$’000
Supplemental disclosure of consolidated cash flow information:
Cash paid during the period for income taxes	20	-	-
Cash paid during the period for interest	3	12	4
Operating leases (disclosed in accompanying Note 3)

Non-cash items:
Right-of-use assets obtained in exchange for new operating lease obligations	-	-	460

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	EURO TECH HOLDINGS COMPANY LIMITED’S SHARHOLDERS
	Number of ordinary Shares	Ordinary Amount	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non- controlling interests	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 31, 2018	2,229,609	123	9,551	(786)	893	316	4,492	956	15,545
Net loss	-	-	-	-	-	-	(146)	(64)	(210)
Foreign currency translation adjustments	-	-	-	-	6	-	-	(14)	(8)
Bonus shares issued	1,030,950	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	10	-	-	-	-	-	10

Balance at December 31, 2019	3,260,559	123	9,561	(786)	899	316	4,346	878	15,337
Net income / (loss)	-	-	-	-	-	-	769	(367)	402
Foreign currency translation adjustments	-	-	-	-	(48)	-	-	17	(31)
Dividend paid	-	-	-	-	-	-	(1,299)	-	(1,299)
Stock-based compensation expense	-	-	54	-	-	-	-	-	54

Balance at December 31, 2020	3,260,559	123	9,615	(786)	851	316	3,816	528	14,463
Net income / (loss)	-	-	-	-	-	-	989	377	1,366
Foreign currency translation adjustments	-	-	-	-	(64)	-	-	12	(52)
Bonus shares issued	2,061,900	-	-	-	-	-	-	-	-
Dividend paid	-	-	-	-	-	-	(1,031)	-	(1,031)
Stock-based compensation expense	-	-	55	-	-	-	-	-	55

Balance at December 31, 2021	5,322,459	123	9,670	(786)	787	316	3,774	917	14,801

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

The Group’s principal subsidiaries at December 31, 2021 and 2020 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2021	2020

Euro Tech (Far East) Limited	100%	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	100%	The PRC	Inactive

Shanghai Euro Tech Limited	100%	100%	The PRC	Manufacturing of analytical and testing equipment

Shanghai Euro Tech Environmental Engineering Company Limited	-	100%	The PRC	Inactive

Euro Tech (China) Limited	-	-	Hong Kong	Inactive

 This company was dissolved on July 2, 2021.

This company was deregistered on April 3, 2020.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

1 Organization and business (Cont’d)

The Group’s principal subsidiaries at December 31, 2021 and 2020 are set out below (Cont’d).

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2021	2020

Yixing Pact Environmental Technology Co., Ltd.	58%	58%	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	58%	The British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”)	19.4%*	19.4%*	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

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

The Group had the following backlog:

	2021	2020
	US$’000	US$’000

Engineering segment	5,400	11,581

Unrecognized contract revenue which is expected to be recognized in next 12 months is approximately US$5,400,000 (2020: US$11,581,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(e) Revenue recognition (Cont’d)

Performance obligations satisfied over time (Engineeringservices) (Cont’d)

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

Rental income

Rental income from operating leases is recognized in consolidated statements of operations and comprehensive income /(loss) on a straight-line basis over the term of the relevant lease.

(f) Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$61,000, US$497,000 and US$35,000 for the years ended December 31, 2021, 2020 and 2019 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

(g) Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$7,000, US$7,000 and US$13,000 for the years ended December 31, 2021, 2020 and 2019 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2021, 2020 and 2019 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2021, 2020 and 2019 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2021 and 2020.

(j) Restricted cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance bonds and guarantees to the customers and cash deposited by the Group into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

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

(l) Inventories

Inventories are measured using the first-in, first-out method and are stated at the lower of cost or net realizable value. Cost of finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. Allowance is made for obsolete, slow moving or defective items, where appropriate.

(m) Property, plant and equipment

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

(n) Long-term investment

The Group has elected to apply the measurement alternative to equity securities without readily determinable fair values. As such, the Group’s non-marketable equity securities are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the investee.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

(o) Leases arrangements

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

(p) Goodwill

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

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the consolidated statements of operations and comprehensive income / (loss).

As a result of the annual qualitative review process in 2021 and 2020, the Group determined it was not necessary to perform a quantitative assessment.

(q) Foreign currency translation

The assets and liabilities of the Group’s subsidiaries denominated in currencies other than U.S. dollars are translated into U.S. dollars using the applicable exchange rates at the consolidated balance sheet date. For consolidated statements of operations and comprehensive income/(loss)’ items, amounts denominated in currencies other than U.S. dollars were translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. Net gains and losses resulting from translation of foreign currency on consolidated financial statements are included in the consolidated statements of stockholders’ equity as accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

(r) Comprehensive income / (loss)

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

On March 3, 2021, the Company issued bonus shares at the rate of two ordinary shares for every three ordinary shares held, creating 2,061,900 new shares of common stock.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

(v) Use of estimates

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

(w) Related parties

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

(y) Concentration

Financial instruments that potentially subject the Group to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable, net. The Group maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 15%, 23%, and 34% of consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

(y) Concentration (Cont’d)

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2021, three (2020: three) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

(ac) Statutory reserves

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

(ad) Fair value measurements

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

As of December 31, 2021 and 2020, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2 Summary of significant accounting policies (Cont’d)

(ae) Recent accounting pronouncements

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

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The Group adopted this ASU in January 2021 and there was no effect on the consolidated financial statements or disclosures.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815),” an amendment clarifying the interaction between accounting standards related to equity securities, equity method investments, and certain derivative instruments. The Group adopted this guidance in January 2021 and there was no effect on the consolidated financial statements or disclosures.

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

(af) Reclassification

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

(ag) Non-controlling interests

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

(ah) Impairment of long lived assets

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2021, 2020 and 2019, respectively.

3 Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to two years.

The components of lease expense are as follows:

	Years ended December 31,
	2021	2020
	US$’000	US$’000

Operating lease cost	243	257
Short-term lease cost	62	64

Total lease cost	305	321

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

3 Lease obligations (Cont’d)

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2021	2020
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	196	195

Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	238	233

Current portion of long-term operating lease obligations	175	118
Long-term operating lease obligations, net of current maturities	41	94

	216	212
Total operating lease liabilities

Weighted average remaining lease term
Operating leases	23 months	16 months

Weighted average discount rate
Operating leases	5%	5%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2022	181
2023	42

Total lease payments	223
Less: imputed interest	(7)

Total	216

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

4 Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2021	2020
	US$’000	US$’000

Contract receivables	3,661	3,229
Less: allowance for doubtful accounts	(30)	(30)

	3,631	3,199

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2021	2020
	US$’000	US$’000

Balance at beginning of period	30	36
Less : reversal in allowances	-	(6)

Balance at end of period	30	30

The following is an aging analysis of accounts receivable, net at December 31:

	2021	2020
	US$’000	US$’000

Current	1,441	2,014

Past due
1-30 days	1,570	85
31-60 days	495	202
61-90 days	108	41
Greater than or equal to 91 days	17	857

	2,190	1,185

	3,631	3,199

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

5 Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2021	2020
	US$’000	US$’000

Deposits paid	243	838
Prepayments	104	168
Other receivables	222	250
Other tax recoverable	3	258

	572	1,514

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

Contract assets consisted of the following at December 31:

	2021	2020
	US$’000	US$’000

Unbilled revenue	74	202

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2021	2020
	US$’000	US$’000

Deferred revenue	1,076	1,063

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

6 Contract assets and liabilities (Cont’d)

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2021	2020
	US$’000	US$’000

Contract assets	74	202
Contract liabilities	(1,076)	(1,063)

Net contract liabilities	(1,002)	(861)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$79,000 and US$1,214,000 for the years ended December 31, 2021 and 2020, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2021	2020
	US$’000	US$’000

Costs incurred in contracts in process	169	1,904
Estimated earnings	59	-

Cost and estimated earnings on uncompleted contracts	228	1,904
Less: billings to date	(1,230)	(2,765)

	(1,002)	(861)

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2021	2020
	US$’000	US$’000

Unbilled revenue	74	202
Deferred revenue	(1,076)	(1,063)

	(1,002)	(861)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

6 Contract assets and liabilities (Cont’d)

Disaggregated revenue from contracts

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	9,619	9,476	11,877
Engineering (revenue recognized over time)	11,769	3,881	5,522

	21,388	13,357	17,399

7 Inventories

	December 31,
	2021	2020
	US$’000	US$’000

Raw materials	89	63
Work in progress	20	20
Finished goods	438	259

	547	342

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2021, and 2020, write-down of inventories amounted to US$55,000 and US$13,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

8 Property, plant and equipment, net

	December 31,
	2021	2020
	US$’000	US$’000

Office premises*	673	673
Leasehold improvements	125	157
Furniture, fixtures and office equipment	439	557
Motor vehicles	175	175
Testing equipment	37	37

	1,449	1,599

Less: Accumulated depreciation	(1,234)	(1,340)

	215	259

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000

Depreciation charge	38	49	69

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of these consolidated financial statements. The net book value of the property at December 31, 2021 is approximately US$88,000 (2020: US$92,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

9 Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

	December 31,
	2021	2020

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.
Interest held	19.4%	19.4%

	US$’000	US$’000

Long-term investment, at cost, less impairment	5,540	5,540
Share of undistributed profits	2,537	2,544

	8,077	8,084

Far East is holding 19.4% (2020: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

9 Investments in affiliates(Cont’d)

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2021	2020
Balance Sheet:	US$’000	US$’000

Current assets	42,510	44,918

Non-current assets	15,172	15,258

Total assets	57,682	60,176

Total liabilities	(27,376)	(30,889)

Total shareholders’ equity	30,306	29,287

	Year ended December 31,
	2021	2020
Operating results:	US$’000	US$’000

Net sales	51,280	43,933

Operating income	1,997	2,214

Net income	2,105	1,946

10 Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2021	2020
	US$’000	US$’000

Dividend payables	86	84
Deposits received from customers	6	-
Rental deposit received	3	4
Accruals for operating expenses	1,360	1,500
Other tax payables	130	5

	1,585	1,593

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

11 Ordinary share

On October 8, 2019, the Company issued bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

During the year ended December 31, 2020, there was no movement with the Company’s issued ordinary shares and outstanding shares.

On March 3, 2021, the Company issued bonus shares at the rate of two ordinary shares for every three ordinary shares held, creating 2,061,900 new shares of common stock.

Number of outstanding shares at year end of:

	2021	2020

Shares issued	5,322,459	3,260,559
Less: shares under treasury stock	(167,700)	(167,700)

	5,154,759	3,092,859

12 Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2021 and 2020 annual impairment test we performed a qualitative assessment, using information as of December 31, 2021 and 2020, respectively. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill. As of December 31, 2019, the Group completed the annual impairment test by comparing the carrying amount of the net assets, including goodwill, with the fair value of Yixing Pact Environmental Technology Co., Ltd and Pact Asia Pacific Limited as of December 31, 2019

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2021, 2020 and 2019. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2021 and 2020, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,452,000 as at December 31, 2021 (2020: US$3,174,000 and 2019: US$3,174,000).

(ii) Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries. The balances as at December 31, 2021 and 2020 include in statutory reserves were US$12,000.

(iii) Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital. The balances as at December 31, 2021 and 2020 include in statutory reserves were US$408,000.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

14 Other income, net

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000

Exchange gain / (loss), Other income, netnet	77	101	(30)
Rental income	50	59	82
Government subsidies – Employment Support Scheme *	-	147	-

	127	307	52

* The amount represents salaries and wage subsidies granted under Anti-Epidemic Fund by the Government of the Hong Kong Special Administrative Region for the use of paying wages of employees from June to November 2020.

15 Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2021, 2021 and 2020.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2021 and 2020 (2019: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2020 and 2019: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, ETTS had an assessable loss carried forward of US$18,000 as agreed by the local tax authority to offset its profit for the forth coming years (2020: US$604,778 and 2019: US$518,328). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2020 and 2019: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, SET had an assessable loss carried forward of US$678,000 as agreed by the local tax authority to offset its profit for the forth coming years (2020: US$658,733 and 2019: US$444,192). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

15 Income taxes(Cont’d)

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2020 and 2019: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, SETEE had an assessable loss carried forward of US$Nil as agreed by the local tax authority to offset its profit for the forth coming years (2019: US$34,032 and 2018: US$380,591).

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2020 and 2019: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2021, Yixing had an assessable loss carried forward of US$1,759,000 as agreed by the local tax authority to offset its profit for the forth coming years (2020: US$2,304,828 and 2019: US$1,664,275). Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2021 (2020: US$0.6 million and 2019: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Current taxes (expense )
Hong Kong profits tax and the PRC EIT	(57)	(4)	-

Income tax expense	(57)	(4)	-

Deferred tax credit / (expenses)
Hong Kong and the PRC	147	(92)	(37)

Total deferred tax credit / (expenses)	147	(92)	(37)

Total credit / (expense)	90	(96)	(37)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15 Income taxes (Cont’d)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2021, 2020 and 2019 and our effective tax rates were as follows:

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000

Income / (loss) before income taxes	1,276	498	(173)

Computed tax using respective companies’ statutory tax rates	158	133	69
Change in valuation allowances	349	48	30
Under-provision for income taxes in prior years	(12)	-	(5)
Non-deductible expenses	(405)	(277)	(131)

Income taxes credit / (expense) at effective tax rate	90	(96)	(37)

The components of deferred tax assets / (liabilities) are as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Tax losses	614	901
Temporary differences	(3)	(5)
Less: Valuation allowances	(469)	(901)

Net deferred tax assets / (liabilities)	142	(5)

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

16        Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2021	2020	2019
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	5,154,759	3,092,859	2,301,993

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

17 Stock options

2019 Stock Option and Incentive Plan

In April 2019, the Board of Directors approved the adoption of the 2019 Stock Option and Incentive Plan (the “Plan”). The Plan was also subsequently approved under a resolution of the Company's shareholders. The Plan provides for the granting of up to 300,000 (500,000 after bonus shares adjustment) Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company and its subsidiaries. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

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

Transfer of Options. Under the Plans, an option may not be sold, assigned or otherwise transferred except to:

•	the spouse or lineal descendant of a plan participant;

•	the trustee of a trust for the primary benefit of a plan participant’s spouse or lineal descendant;

•	a partnership of which a plan participant and lineal descendants are the only partners; or

•	a tax exempt organization.

These assignments are only permitted if the assigning option holder does not receive any compensation in connection with the assignment and the assignment is expressly approved by the Board or Committee, as the case may be.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

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

The Company estimate the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2021		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	51,000	2.60	51,000	2.60	-	-
Granted	-	-	-	-	51,000	2.60
Bonus shares adjustment	34,000	(1.04)	-	-	-	-

Outstanding, end of year	85,000	1.56	51,000	2.60	51,000	2.60

Exercisable, end of year	-	-	-	-	-	-

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17 Stock options(Cont’d)

As of December 31, 2021, 2020 and 2019, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is approximately US$55,000 (2020: US$54,000; 2019: US$10,000).

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

During the years ended December 31, 2021, 2020 and 2019, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$225,000, US$104,000 and US$332,000 respectively.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

19 Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i) Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$72,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$5,327,000 (2020: US$4,594,000). Cash transactions are limited to high credit quality banks.

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

20 Risk and uncertainty

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

21 Related party transactions

Other than compensation to directors and stock options available to the directors and disposal of long-term investment to associate Blue Sky for a total consideration of approximately US$148,000 with nil gain or loss on disposal during the year ended December 31, 2020, there were no transactions with other related parties in the years 2021, 2020 and 2019.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

22 Commitments and contingencies

(i) Banking facilities

As at December 31, 2021 and 2020, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$605,000 and US$596,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The Group undertakes to maintain its tangible net worth not at any time less than approximately US$3,846,000 and was in compliance with the covenant. The weighted average interest rate for import loans as at December 31, 2021 was 5% per annum (December 31, 2020: 4.9% per annum). For the years ended December 31, 2021 and 2020, the average dollar amount of the bank borrowings was approximately US$219,000 and US$457,000 respectively and average interest rates were approximately 5% and 4.9% per annum respectively for the years ended December 31, 2021 and 2020.

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

(v) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2021 and 2020.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

22 Commitments and contingencies (Cont’d)

(vi) Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines. As of December 31, 2021 and 2020, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

23 Segment information

(i) The Group reports under two segments: Trading and manufacturing, and Engineering.

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment transactions are not significant and have been eliminated to arrive at consolidated totals.

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	9,619	9,476	11,877
Engineering	11,769	3,881	5,522

	21,388	13,357	17,399

Operating income / (loss)
Trading and manufacturing	140	(488)	(102)
Engineering	846	(1,027)	(158)
Unallocated corporate expenses	(205)	(186)	(180)

	781	(1,701)	(440)

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	32	39	54
Engineering	6	10	15

	38	49	69

Capital expenditures, gross
Trading and manufacturing	1	2	17
Engineering	3	9	4

	4	11	21

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

23 Segment information (Cont’d)

(i) The Group reports under two segments: Trading and manufacturing, and Engineering. (Cont’d)

	December 31,
	2021	2020
	US$’000	US$’000
Assets
Trading and manufacturing	7,969	7,877
Engineering	13,281	12,218

	21,250	20,095

Liabilities
Trading and manufacturing	3,428	2,645
Engineering	3,021	2,987

	6,449	5,632

(ii) Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue -
The PRC	13,217	5,072	6,886
Hong Kong	7,937	8,024	10,169
Others	234	261	344

	21,388	13,357	17,399

(iii) Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Hong Kong	25	47
The PRC	190	212

	215	259

(1)  Long-lived assets represent property, plant and equipment, net.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

23 Segment information(Cont’d)

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2021	2020	2019

Supplier A	42%	30%	53%
Supplier B	13%	10%	7%
Supplier C	6%	9%	6%
Supplier D	6%	6%	6%
Supplier E	5%	5%	-
Supplier F	-	12%	-

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2021	2020	2019

Customer A	15%	9%	19%
Customer B	-	8%	-
Customer C	-	6%	10%
Customer D	-	-	5%

24 Subsequent event

On December 16, 2021, the Company announced that the Company’s board of directors authorized the issuance of bonus shares (the “Bonus Shares”), which are issuable on January 21, 2022 to shareholders of record as of January 7, 2022 (the “Record Date”). Shareholders of record on the Record Date will receive one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.

 ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION

TECHNOLOGY COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the three years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Our audit procedures related to revenue recognized over time included the following, among others.

•	We obtained an understanding, evaluated the design of the operating effectiveness of the Group’s processes and controls related to contract revenue recognition;
•

We tested the Group’s cost-to-cost estimates by evaluating the appropriate application of the cost-to-cost method, testing the significant assumptions used to develop the estimated cost to complete and testing the completeness and accuracy of the underlying data;

•	We tested the estimated variable consideration by evaluating the appropriate application of the most likely amount method, and tracing amounts to supporting documentation;
•

We evaluating management’s ability to reasonably estimate costs by performing a comparison of the actual costs to prior period estimates, including evaluating the timely identification of circumstances that may warrant a modification to the estimated costs;

•	We evaluate management’s methodologies and the consistency of management’s methodologies over the life of the contracts;
•

We tested the original estimated costs and profit margins on projects that were commenced and completed during the year ended December 31, 2021, by obtaining the original estimates, compare to the actual costs and profit margin for the completed contracts and investigate significant changes; and

•

We tested the estimated costs to complete projects that were not completed during the year ended December 31, 2021 by comparing the estimated cost to complete at December 31, 2021 to actual cost incurred subsequent to December 31, 2021

s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2018.

Hong Kong, the People’s Republic of China

May 13, 2022

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
	RMB’000	RMB’000
Assets
Current assets:
Cash	54,976	50,969
Accounts receivable, net	106,022	118,621
Prepayments and other current assets	33,498	28,387
Contract assets, net	72,310	94,494
Inventories	3,386	2,389

Total current assets	270,192	294,860

Property, plant and equipment, net	74,063	79,257
Intangible assets, net	1,865	2,120
Land use right, net	4,997	5,147
Deferred tax assets	14,305	13,639
Long-term investments	1,200	-

Total non-current assets	96,430	100,163

Total assets	366,622	395,023

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	13,518	20,029
Accounts payable	93,962	97,795
Other payables and accrued expenses	18,428	17,747
Contract liabilities	37,481	47,135
Other taxes payable	6,724	15,169

Total current liabilities	170,113	197,875

Deferred government grant	3,889	4,894

Total non-current liabilities	3,889	4,894

Total liabilities	174,002	202,769

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorised, issued and outstanding, as of December 31, 2021 and 2020, respectively	82,572	82,572
Capital reserve	35,761	35,761
PRC statutory reserve	16,582	15,670
Retained earnings	52,409	55,248

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	187,324	189,251
Non-controlling interests	5,296	3,003

Total shareholders’ equity	192,620	192,254

Total liabilities and shareholders’ equity	366,622	395,023

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Revenues	330,841	304,710	277,581

Cost of revenues	(275,455)	(261,478)	(227,632)

Gross profit	55,386	43,232	49,949

Selling and administrative expenses	(52,161)	(60,393)	(43,739)

Operating income / (loss)	3,225	(17,161)	6,210

Interest income	46	30	50
Interest expense	(747)	(1,676)	(2,258)
Other income	11,594	39,646	6,276
Other losses	(1,238)	(5,481)	(5,624)

Net income before income tax	12,880	15,358	4,654

Income tax credit / (expense)	698	(1,858)	(296)

Net income	13,578	13,500	4,358
Net (income) / loss attributable to non-controlling interests	(2,293)	2,032	484
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	11,285	15,532	4,842

Net income per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.14	RMB 0.19	RMB 0.06

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	13,578	13,500	4,358
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	255	142	152
Amortization of land use right	150	159	149
Bad debts written off	-	-	5,383
Depreciation	6,466	6,359	6,556
Gain on disposal of property, plant and equipment	(39)	-	(39)
Impairment loss on contract assets	1,238	1,399	-
Impairment loss on long-term investments	-	1,340	-
Impairment loss on property, plant and equipment	-	2,742	-
Increase in allowance for doubtful accounts	-	-	2,437
Investment loss	-	-	241
Proceeds from deferred government grant	-	-	2,349
Property, plant and equipment written off	-	-	14
Reversal of allowance for doubtful accounts	(183)	(6,463)	-
Change in non-current assets and liabilities:
Deferred government grant	(1,005)	2,545	-
Deferred tax (liabilities) / assets	(666)	331	268
Decrease / (increase) in current assets:
Accounts receivable, net	12,782	26,620	11,432
Prepayments and other current assets	(5,111)	24,472	(6,369)
Contract assets, net	20,946	(14,932)	20,033
Inventories	(997)	3,366	6,208
Short-term investments	-	800	-
Increase/(decrease) in current liabilities:
Accounts payable	(3,833)	8,423	(17,272)
Other payables and accrued expenses	681	10,164	(8,795)
Contract liabilities	(9,654)	(8,763)	14,852
Other taxes payable	(8,596)	5,638	(1,577)
Current portion of long-term finance lease obligations	-	(11,263)	-
Tax refund / (paid)	151	(9,223)	(4,299)

Net cash provided by operating activities	26,163	57,356	36,081

Cash flows from investing activities:
Proceeds from investment	-	295	-
Proceeds from sale of long-term investments	-	-	-
Proceeds from sale of partial shareholding in a subsidiary	-	137	510
Proceeds from sale of property, plant and equipment	148	-	50
Proceeds from sale of subsidiaries	-	-	-
Purchase of intangible assets	-	(1,350)	-
Purchase of long-term investments	(1,200)	-	-
Purchase of property, plant and equipment	(1,381)	(577)	(1,584)
Purchase of short-term investments	-	-	(800)
Purchase of subsidiary	-	(5,100)	-

Net cash used in investing activities	(2,433)	(6,595)	(1,824)

Cash flows from financing activities:
Repayments of bank borrowings	(20,000)	(36,800)	(63,000)
Payment of principal obligations under long-term finance lease	-	-	(29,668)
Proceeds from bank borrowings	13,500	30,000	44,841
Dividend paid to shareholders and interest paid	(13,223)	(4,606)	-

Net cash used in financing activities	(19,723)	(11,406)	(47,827)

Net increase/(decrease) in cash and cash equivalents	4,007	39,355	(13,570)

Cash and cash equivalents at beginning of year	50,969	11,614	25,184

Cash and cash equivalents at end of year	54,976	50,969	11,614

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the period for income tax	-	-	5,237
Cash paid during the period for interest	680	1,716	2,258

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2018	82,572	35,566	13,903	42,099	3,862	178,002
Net income / (loss)	-	-	-	4,842	(484)	4,358
Appropriation of reserves	-	-	518	(518)	-	-
Others	-	(56)	-	-	565	509
Balance at December 31, 2019	82,572	35,510	14,421	46,423	3,943	182,869
Net income / (loss)	-	-	-	15,532	(2,032)	13,500
Dividend paid	-	-	-	(2,890)	-	(2,890)
Others	-	251	(436)	(3,968)	(269)	(4,422)
Appropriation of reserves	-	-	1,685	(1,685)	-	-
Consolidation of companies under common control	-	3,600	-	1,836	2,122	7,558
Ordinary shares injected by shareholders	-	-	-	-	(761)	(761)
Utilization of reserve	-	(3,600)	-	-	-	(3,600)
Balance at December 31, 2020	82,572	35,761	15,670	55,248	3,003	192,254
Net income	-	-	-	11,285	2,293	13,578
Dividend paid	-	-	-	(13,212)	-	(13,212)
Appropriation of reserves	-	-	912	(912)	-	-
Balance at December 31, 2021	82,572	35,761	16,582	52,409	5,296	192,620

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

The Group’s principal subsidiaries at December 31, 2021 and 2020 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2021	2020

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	100%*	PRC	Design, general contract, installation and operating management of environmental protection projects

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment

Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	38.25%	PRC	Manufacturing of environmental protection equipment

Hangzhou Tiancan Environmental Technology Company Limited	80%	80%	PRC	Manufacturing of environmental protection equipment

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2  Summary of significant accounting policies (Cont’d)

(d)  Revenue recognition (Cont’d)

Performance obligations satisfied over time (Design, installation and operation management services)

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

(e)  Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately 23,419,000, RMB28,589,000 and RMB19,018,000 for the years ended December 31, 2021, 2020 and 2019 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2021, 2020 and 2019 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in the PRC. The tax returns for 2021, 2020 and 2019 are subject to examination by the PRC taxing authorities, commencing with the first year filed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2  Summary of significant accounting policies (Cont’d)

(g)  Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2021 and 2020.

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

(k)  Property, plant and equipment and land use right, net (Cont’d)

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

(m)  Impairment of long lived assets

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB Nil, RMB2,742,000 and RMB Nil for the years ended December 31, 2021, 2020 and 2019 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

At December 31, 2021, there were 82,572,000 shares (2020: 82,572,000 shares) issued.

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 35%, 39%, and 40% of consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively. For the years ended December 31, 2021, 2020 and 2019, one customer accounted for 16%, 16% and 17% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2021 and 2020, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

As of December 31, 2021 and 2020, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

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

3  Lease obligations

The Group has finance leases primarily for equipment.

The components of lease expense are as follows:

	Years ended December 31,
	2021	2020
	RMB’000	RMB’000

Finance lease cost:
Amortization of right-of-use assets	-	5,837
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	-	1,244

Total finance lease cost	-	7,081

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2021	2020
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from finance leases	-	11,263

Right-of-use assets obtained in exchange for lease obligations (noncash):
Finance leases	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3 Lease obligations (Cont’d)

Supplemental consolidated balance sheet information related to leases is as follows:

December 31,
	2021	2020
	RMB’000	RMB’000

Finance leases
Property, plant and equipment, at cost	-	-
Accumulated depreciation and impairment losses	-	-

Property, plant and equipment, net	-	-

Current maturities of long-term debt	-	-

Total finance lease liabilities	-	-

Weighted average remaining lease term
Finance leases	-	-

Weighted average discount rate
Finance leases	5.9%	5.9%

4 Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2021	2020
	RMB’000	RMB’000

Contract receivables	148,889	160,803
Less: allowance for doubtful accounts	(42,867)	(42,182)

	106,022	118,621

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2021	2020
	RMB’000	RMB’000

Balance at beginning of period	42,182	26,484
Add: provision for allowances	868	22,161
Less: Reversal of provision for doubtful accounts	(183)	(6,463)

Balance at end of period	42,867	42,182

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4 Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2021	2020
	RMB’000	RMB’000

Within 1 year	82,534	76,590
1 year - 2 years	12,144	31,389
2 years - 3 years	5,111	6,128
3 years - 4 years	5,141	3,678
4 years - 5 years	1,092	836

	106,022	118,621

At December 31, 2021, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2020: RMB Nil).

5 Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2021	2020
	RMB’000	RMB’000

Prepayments	22,717	16,632
Deposits paid for bidding projects and temporary payments	7,030	10,448
Other current assets	3,751	1,307

	33,498	28,387

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6 Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2021	2020
	RMB’000	RMB’000

Unbilled revenue	72,310	94,494

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2021	2020
	RMB’000	RMB’000

Deferred revenue	37,481	47,135

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2021	2020
	RMB’000	RMB’000

Contract assets	72,310	94,494
Contract liabilities	(37,481)	(47,135)

Net contract assets	34,829	47,359

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2021	2020
	RMB’000	RMB’000

Estimated earnings on uncompleted contracts	503,434	406,064
Less: billings to date	(468,605)	(358,705)

	34,829	47,359

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6 Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2021	2020
	RMB’000	RMB’000

Gross contract assets	81,198	102,144
Less: allowance for doubtful accounts	(8,888)	(7,650)

	72,310	94,494

7 Inventories

	December 31,
	2021	2020
	RMB’000	RMB’000

Raw materials	2,381	341
Finished goods	1,005	2,048

	3,386	2,389

8 Short-term and long-term investments

The Group's short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in Chongqing Zhongtian Haizhi Ecological Environment Technology Co., Ltd (2020: Nil) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9 Property, plant and equipment

	December 31,
	2021	2020
	RMB’000	RMB’000

Building and leasehold improvements	167,874	167,874
Furniture, fixtures and office equipment	3,694	3,658
Motor vehicles	4,647	4,808
Plant and machineries	10,097	9,399

Total	186,312	185,739

Less: Accumulated depreciation and amortization	(76,008)	(70,241)
Accumulated impairment losses	(36,241)	(36,241)

Total	(112,249)	(106,482)

Net	74,063	79,257

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,466	6,359	6,556

At December 31, 2021, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB1,524,000 (2020: RMB34,403,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10 Intangible assets, net

	December 31,
	2021	2020
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	3,750	3,750
Others	165	165

	3,915	3,915

Less: Accumulated amortization	(2,050)	(1,795)

Net carrying amount	1,865	2,120

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Amortization expense	255	142	152

At December 31, 2021, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2022	255
2023	255
2024	255
2025	255
2026	255
Thereafter	590

Total	1,865

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10 Intangible assets, net (Cont’d)

At December 31, 2020, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2021	142
2022	142
2023	142
2024	142
2025	142
Thereafter	1,410

Total	2,120

11 Land use right, net

	December 31,
	2021	2020
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,364)	(2,214)

Net carrying amount	4,997	5,147

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Amortization expense	150	159	149

At December 31, 2021, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB 1,463,000 (2020: RMB4,463,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11 Land use right, net (Cont’d)

As December 31, 2021, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2022	150
2023	150
2024	150
2025	150
2026	150
Thereafter	4,247

Total	4,997

As December 31, 2020, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2021	159
2022	159
2023	159
2024	159
2025	159
Thereafter	4,352

Total	5,147

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12 Bank borrowings

	December 31,
	2021	2020
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	8,511	10,014
Bank loans borrowed by subsidiaries of the Company (note ii)	5,007	10,015

	13,518	20,029

(i)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2021 bears interest at fixed rates of 4.35% to 5% (2020: 4.79%) per annum. Interest paid during the year ended December 31, 2021 was approximately RMB253,000 (2020: RMB1,377,000 and 2019: RMB1,991,000).

(ii)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2021 bears interest at a fixed rate ranging from 4.35% to 5% (2020: a fixed rate ranging from 4.5% to 4.79%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2021 was approximately RMB427,000 (2020: RMB287,000 and 2019: RMB246,000).

13 Other payables and accrued expenses

	December 31,
	2021	2020
	RMB’000	RMB’000

Accrued expenses	8,315	7,629
Output VAT	5,468	6,529
Deposits received and temporary receipts	4,645	3,589

	18,428	17,747

14 Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2020: 3% to 13%) of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15 Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years.

16 Other income and other losses

Other income

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Compensation income	-	22,548	-
Gain on disposal of property, plant and equipment	39	-	39
Investment income	531	266	-
Amounts waived by payees	3,061	4,535	280
Reversal of allowance for doubtful accounts	183	6,463	-
Subsidy income from PRC government	7,780	5,834	5,957

	11,594	39,646	6,276

Other losses

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Bad debts written off	-	-	5,383
Impairment loss on contract assets	1,238	1,399	-
Impairment loss on long-term investments	-	1,340	-
Impairment loss on property, plant and equipment	-	2,742	-
Investment loss	-	-	241

	1,238	5,481	5,624

17 Income tax(credit)/expense

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17 Income tax(credit)/expense (Cont’d)

During the years ended December 31, 2021 and 2020, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental  Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Zhejiang Tianlan Environmental Engineering and Design Company Limited and Zhejiang Tianlan Environmental Protection Engineering Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Current tax (credit)/expense
PRC EIT	(32)	757	28

Income tax (credit)/expense	(32)	757	28

Deferred tax (credit)/expense	(666)	1,101	268

Total deferred tax (credit)/expense	(666)	1,101	268

Total (credit)/expense	(698)	1,858	296

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2021, 2020 and 2019 and our effective tax rates were as follows:

	Year ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Income before income tax	12,880	15,358	4,654
Computed tax using respective companies’ statutory tax rates	1,932	2,304	642
(Over)-provision for income tax in prior years	(39)	(48)	-
Temporary differences	401	182	202
Tax effect of expenses not deductible for tax purposes	286	2,306	693
Tax effect of special deduction for research and development costs	(3,263)	(3,001)	(2,103)
Others	(15)	115	862
Income taxes (credit)/expense at effective tax rate	(698)	1,858	296

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17 Income tax(credit)/expense (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2021	2020
	RMB’000	RMB’000

Allowance for doubtful accounts	6,188	6,184
Deferred government grant	583	750
Impairment losses on assets	6,940	6,705
Tax losses	594	-

Total deferred tax assets	14,305	13,639

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

During the years ended December 31, 2021, 2020 and 2019, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB6,003,000, RMB5,645,000 and RMB5,449,000 respectively.

19 Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB48,855,000 (2020: RMB44,494,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20 Related party transaction

There were purchase of a subsidiary from shareholders of the Company with total consideration of approximately RMB Nil (2020: RMB4,590,000), engineering service income from an investment of approximately RMB273,000 (2020: RMB2,518,000) and remuneration to key management personnel of approximately RMB1,209,000 (2020: RMB 1,400,000).

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

(iii) Litigation

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2021 and 2020.

(v) Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines. As of December 31, 2021 and 2020, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

(vi) Operating leases

The Group has no operating leases expense during the year ended December 31, 2021 (2020 and 2019: RMB Nil). At December 31, 2021, the Group has no future minimum lease payments under non-cancellable operating leases.

22 Subsequent event

On April 22, 2022, the director of the Company proposed a cash dividend of an aggregate of approximately RMB9,082,000, which dividend was paid to all holders of record subject to approval in shareholders’ annual general meeting.

