Form 20-F/A
period 2021-12-31
EURO TECH HOLDINGS CO LTD
filed 2022-09-23
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 7,732,132 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

EXPLANATORY NOTE

Euro Tech Holdings Company Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022, to add certain disclosure in “Item 3. Key Information”, to revise and restate in its entirety the Consolidated Financial Statements, and to make conforming changes in the other parts of the Original Filings to (i) provide additional disclosure regarding the legal and operational risks associated with being based in or having the majority of the Company’s operations in China, (ii) revise and clarify certain disclosure with respect to the cash and asset flows through its organization, and (iii) state that the Company has been included on the conclusive list of issuers identified under the HFCAA and add disclosure about the ramifications of such identification, and (iv) certain changes related to the financial statements, which we have summarized below.

a)

to update the Consolidated Statement of Operations and Comprehensive Income / (Loss) for the years ended December 31, 2021, 2020 and 2019 to reclassify (loss) / gain on disposal of property, plant and equipment in operating income / (loss).

b)	to correct the number of ordinary shares outstanding and earnings per share computations for effect of the stock splits effected in the form of bonus shares:

●	update the Consolidated Balance Sheets to restate the ordinary shares issued as of December 31, 2021 and 2020;

●

update the Consolidated Statement of Operations and Comprehensive Income / (Loss) for the years ended December 31, 2021, 2020 and 2019 to restate the Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders; and weighted average number of ordinary shares outstanding;

●	update the Consolidated Statements of Shareholders’ Equity to restate the number of ordinary share at December31, 2018, 2019, 2020 and 2021;

●	update Note 2 Summary of significant accounting policies (s) Ordinary share, Note 11 Ordinary share, Note 16 Net income per ordinary share, and Note 24 Subsequent event.

c)

to add “Note 2 Summary of significant accounting policies (ai) Effect of the Restatement on the Consolidated Financial Statements for the year ended December 31, 2021” to reflect the changes described above.

d)	to include the revised Report of Independent Registered Public Accounting Firm of Union Power HK CPA Limited on the restated Consolidated Financial Statements.

This Amendment does not reflect subsequent events occurring after the filing date of the Original Filing or modify or update the financial statements, consents or any other items disclosures made in the Original Filing  in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to the filing of the Original Filing. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also contains certifications under the Sarbanes-Oxley Act of 2002.

-2-

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

PART I

ITEM 3. KEY INFORMATION

China Section

Our Corporate Structure

As an investor, you hold an interest in Euro Tech Holdings Company Limited (the “Company” or “Euro Tech”).  Euro Tech is a British Virgin Islands holding company and not an operating company. As a holding company with no material operations of its own, Euro Tech conducts its operations through its subsidiaries incorporated in Hong Kong, mainland China and the British Virgin Islands. As an investor, you directly hold an interest in Euro Tech, but you do not directly hold equity interest in Euro Tech’s subsidiaries, i.e. the operating companies of the Company’s business, and this structure involves risks to you.

The Company has one 100% owned subsidiary in Hong Kong, namely, Euro Tech (Far East) Limited (referred to hereinafter as “Far East”). Far East engages in the marketing and trading of water and waste water treatment related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.

Far East has two 100% owned subsidiaries in mainland China. One of such subsidiaries is Euro Tech Trading (Shanghai) Limited (referred to hereinafter as “ETTS”), which is no longer active in its business operations. The other one of such subsidiaries is Shanghai Euro Tech Limited (referred to hereinafter as “SET”), which will cease its actual business operations on September 30, 2022. We made the decision to cease the operations of SET because SET has suffered loss for the past few years during which it focused on the manufacturing of analytical and testing instruments. Other than these two companies, Far East does not have any other 100% subsidiaries.

Far East holds 58% of the total equity of Yixing Pact Environmental Technology Co., Ltd., a company incorporated in mainland China (referred to hereinafter as “Yixing”), and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands (referred to hereinafter as “Pact”). The former focuses on the design, manufacturing and operation of water and waste water treatment machinery and equipment, and the latter focuses on the sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services.

Far East also holds 19.4% of the total equity of Zhejiang Tianlan Environmental Protection Technology Co. Ltd., a company incorporated in mainland China (referred to hereinafter as “Blue Sky”). Blue Sky focuses on the design, manufacturing, installation, testing of waste-gas treatment equipment and operation management of the treatment of waste gases.

The following diagram illustrates the corporate structure of us and our subsidiaries (including Blue Sky in which we holds only 19.4% of the total equity thereof), as of the date of the annual report:

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. We face legal and operational risks associated with being based in and having the majority of our operations in China. Changes in PRC economic, political or social conditions or government policies could materially adversely affect our business and results of operations. The PRC government has the authority to exert significant influence on the ability of a China-based company, including us, to conduct its business, and investors of Euro Tech and our business face potential uncertainty as a result. The PRC government may intervene or influence our operations at any time. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over our businesses and financing activities, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the enforcement of anti-monopoly regime and data security rules, as well as the risk of delisting given the Public Company Accounting Oversight Board of the United States, or the PCAOB, is currently unable to conduct complete inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. In addition, there are risks and uncertainties regarding the enforcement of laws in China, and the rules and regulations in China can change quickly with little advance notice. The materialization of these risks may result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our shares to significantly decline in value or become worthless.  See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters”, “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” and “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

An investment in our shares involves a high degree of risk and should be considered speculative. You should carefully consider all risk factors set out in “Item 3. Key Information – D. Risk Factors” and other information before investing in our shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected, the trading price of our shares could decline and all or part of your investment may be lost.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and therefore reduce the time before our shares may be prohibited from trading on a national securities exchange or in the over-the-counter market in the United States, and this ultimately could result in our shares being delisted.

Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2021 and 2020 have been audited by Union Power HK CPA Limited, or Union Power, an independent registered public accounting firm. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes our auditor, Union Power.

We have also been included on the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC. This means, if we remain on this list for three consecutive years as a “Commission-Identified Issuer”, the SEC may prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the United States.

The ramifications of the abovementioned identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCAA and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

See “Item 3. Key Information – D. Risk Factors— Risks Related to the Company Itself - The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ could be delisted or prohibited from being traded ”over-the-counter” if we are unable to meet the PCAOB requirement in time” for a more detailed discussion on this matter.

Permissions or Approvals Required to be Obtained from Chinese Authorities

The Company’s subsidiaries in mainland China are required to obtain the following permission or approvals from Chinese authorities to operate their respective business. The Company and its subsidiaries have received all requisite permissions or approvals from the Chinese authorities, and no permission or approval has been denied by any Chinese authority.

Company	Permission/Approval	Issuing Authority	Validity
Euro Tech Trading (Shanghai) Limited	Business License	Market Supervision Administration of Free Trade Pilot Zone (Shanghai)	May 13, 2047
Shanghai Euro Tech Limited	Business License	Market Supervision Administration of Shanghai	December 8, 2029
Yixing Pact Environmental Technology Co., Ltd.	Business License	Market Supervision Administration of Yixing City	Long term

We believe, as of the date of this Amendment, the Company and its subsidiaries are not required to obtain any permissions or approvals pursuant to the rules and regulations promulgated by the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, or any other governmental agency. Our subsidiaries in mainland China primarily engage in the design, manufacturing and sale of water treatment products to business partners (instead of individual consumers) in mainland China and overseas, and we do not believe this process involves the collection and cross-border transfer of sensitive personal information or other important data. However it is possible that changes in law may render us to be subject to such rules and regulations. It is also possible that in practice the government agencies impose more stringent requirements on us, or that our interpretation of the rules and regulations turn out to be inaccurate. Notably, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Please see “Item 3. Key Information – D. Risk Factor – A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” and “Item 3. Key Information – D. Risk Factor -Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results” for a more detailed discussion on this issue.

 It is possible that (i) the Company and its subsidiaries do not receive or maintain required permissions or approvals, or that they inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and the Company or any of its subsidiaries is required to obtain such permissions or approvals in the future; in such event, the Company and its subsidiaries could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of the Company and its subsidiaries.

Transfer of Cash Through Our Organization

Euro Tech can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Euro Tech’s subsidiaries can transfer cash to Euro Tech through dividends or other distributions and/or intercompany loans. Currently Euro Tech’s subsidiaries do not require loans or capital contributions from Euro Tech to fund their operations, and Euro Tech’s subsidiaries do not have any plan to pay any cash dividends in the near future.

Dividends

During the three fiscal years ended December 31, 2019, 2020 and 2021, Euro Tech made cash dividends in an amount of US$0, US$1,299,001 and US$1,030,952 to its shareholders (including U.S. investors), respectively. The source of such cash dividends is cash dividends and distributions from Far East.

During the three fiscal years ended December 31, 2019, 2020 and 2021, Far East made cash dividends to Euro Tech in an amount of US$0, US$1,643,927 and US$1,230,769, respectively.

Please see “Item 10. Additional Information – E. Taxation” for the tax consequences of these dividend distributions.

Cash transfers for working capital purposes

During the three fiscal years ended December 31, 2019, 2020 and 2021, Far East made cash transfers for working capital purposes to its 100% owned subsidiaries in Shanghai, namely Shanghai Euro Tech Limited and Euro Tech Trading (Shanghai) Limited in an amount of US$69,000, US$192,000 and US$210,000, respectively.

Historical capital contributions

To date, Far East has made capital contribution of US$200,000 to its 100% owned subsidiary, Euro Tech Trading (Shanghai) Limited, to fulfil its obligation to pay in the registered capital of the latter.

To date, Far East has made capital contribution of US$350,000 to its 100% owned subsidiary, Shanghai Euro Tech Limited, to fulfil its obligation to pay in the registered capital of the latter.

During the past three fiscal years, other than the cash transfers described hereto, there were no transfer of other assets among Euro Tech and its subsidiaries.

Restrictions and Limitations on Transfer of Cash and Cash Dividend Distribution

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of China, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions in the future, and in such event we may not be able to pay dividends in foreign currencies to our shareholders.

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.

As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted to transfer a portion of their cash or assets to the Company. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

To the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Please see “Item 3. Key Information – Risk Factors Summary” and “Item 3. Key Information – D. Risk Factors— The PRC Government Imposes Currency Controls” for details on this matter.

Cash Management Policies For Cash Transfer

Substantially similar cash management policies exist at Euro Tech and each of its subsidiaries. With respect to any transfer of funds, dividends or other distributions to affiliated companies, the finance department of the relevant group company (the “Finance Department”) should receive the requisite approval of the board of directors and/or resolutions of shareholders, before applying to the competent governmental agencies and banks to effectuate the intended transactions. If any of the aforesaid transactions involves payment to an overseas entity, the Finance Department should also submit payment application to Euro Tech’s CFO and Chairman and receive written approval of the transaction by email, thereafter the Finance Department can request the Chairman’s authorized representative (who is not an employee of the relevant group company) to stamp the payment application. With such stamped application, the Finance Department can effectuate the fund transfer through the bank. The Finance Department should also take actions to comply with the rules and requirements of the foreign exchange authority and tax bureau in China, if applicable.

Risk Factors Summary

An investment in our securities is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China and risks related to our securities. The following list summarizes some, but not all, of these risks. Please read the information in “Item 3. Key Information – D. Risk Factors” for a more thorough description of these and other risks.

•	We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” and “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.”

•	The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China—The PRC Government Imposes Currency Controls.”

•	On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes our auditor, Union Power. We have also been included on the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC. If, in the future, we have been identified by the SEC for three consecutive years as a “Commission-Identified Issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the United States. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself— The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ could be delisted or prohibited from being traded ”over-the-counter” if we are unable to meet the PCAOB requirement in time.”

•	The Company has taken actions to streamline its business by reducing its staff, consolidating office and increasing staff efficiencies in order to stem the decline in its revenue, however there is no assurance that these efforts will be successful and that revenue will increase. See “Item 3. Key Information – D. Risk Factors—Risks Relating to the Company’s Business—Future Plans to Increase Revenue, Decrease Losses and Achieve Profitability are Uncertain.”

•	The Company distributes products manufactured by a number of vendors but do not have long-term supply arrangement with such vendors. While alternative source of supply exists, the termination of any existing supply arrangement may still adversely affect the Company’s business. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company’s Business—Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.”

•	In the event that we identify deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, our ability to obtain financing could suffer and the market price of our shares could decline. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself— We may be exposed to potential risks relating to our internal controls over financial reporting.”

•

The market price of our ordinary shares may fluctuate significantly in response to many factors, including without limitation, changes in the general environment and the outlook of the segments in which we operate, regulatory developments in the segment in which we operate, etc.. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself—The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.”

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

Certain Risks Relating to Doing Business in China.

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

A substantial part of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws, regulations and legal requirements change frequently with little advance notice, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, ecommerce, education, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.

As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted to transfer a portion of their cash or assets to the Company. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

To the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

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

During Fiscal 2021, the Company had revenues of US$21,388,000, operating income of US$771,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$921,000. In addition, we had income tax credit of US$90,000, equity in income of affiliates of US$355,000. As a result, we had a net income of US$1,366,000 for Fiscal 2021 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2021 was the increase in revenues and decrease in selling and administrative expenses and the gain on disposal of a property. After giving effect to the net income attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$925,000 for Fiscal 2021.

During Fiscal 2020, the Company had revenues of US$13,357,000, operating losses of US$272,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$63,000. In addition, we had income tax expense of US$96,000, equity in income of affiliates of US$435,000. As a result, we had a net income of US$402,000 for Fiscal 2020 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating loss before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2020 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$721,000 for Fiscal 2020.

During Fiscal 2019, the Company had revenues of US$17,399,000, operating losses of US$445,000, and losses before income taxes, equity in income of affiliates and non-controlling interests of US$310,000. In addition, we had income tax expense of US$37,000, equity in income of affiliates of US$137,000. As a result, we had a net loss of US$210,000 for Fiscal 2019 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in loss of affiliates and non-controlling interests for Fiscal 2019 was the decrease in revenues even though there was increase in the gross profit margin percentage. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive loss attributable to the Company of $140,000 for Fiscal 2019.

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

Our current auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB has determined it is currently unable to conduct full inspections without the approval of the Chinese authorities.  On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes our auditor, Union Power HK CPA Limited.

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

Net Income. Profit / (loss) from continuing operations was profit of US$769,000 in Fiscal 2020 as compared to loss of (US$146,000) in Fiscal 2019. This change was primarily due to increase in loss as a result of decrease in revenue and increase in non-recurrent research and development costs and redundancy provision expenses, which was fully covered by the gain on disposal of a property.

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

September 23, 2022	By:	/s/ David YL Leung
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

Hong Kong, the People’s Republic of China

May 13, 2022, except for the effects of the restatement discussed in Note 2 (ai) to the consolidated financial statements, as to which the date is September 23, 2022

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	5,269	3,519
Restricted cash	1,411	1,672
Accounts receivable, net	3,631	3,199
Prepayments and other current assets	572	1,514
Contract assets	74	202
Inventories	547	342

Total current assets	11,504	10,448

Property, plant and equipment, net	215	259
Investments in affiliates	8,077	8,084
Goodwill	1,071	1,071
Operating lease right-of-use assets	238	233
Deferred tax assets	145	-

Total non-current assets	9,746	9,647

Total assets	21,250	20,095

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	376	361
Accounts payable	3,151	2,394
Contract liabilities	1,076	1,063
Other payables and accrued expenses	1,585	1,593
Current portion of long-term operating lease obligations	175	118
Income tax payable	42	4

Total current liabilities	6,405	5,533

Deferred tax liabilities	3	5
Long-term operating lease obligations, net of current maturities	41	94

Total non-current liabilities	44	99

Total liabilities	6,449	5,632
Commitments and contingencies (Note 21)
Shareholders’ equity:
Ordinary share, 20,000,000 shares authorized as of December 31, 2021 and 2020, respectively 7,899,832*no par value shares issued as of December 31, 2021 and 2020	123	123
Additional paid-in capital	9,670	9,615
Treasury stock, 167,700 shares at cost as of December 31, 2021 and 2020, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	787	851
Retained earnings	3,774	3,816

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,884	13,935
Non-controlling interests	917	528

Total shareholders’ equity	14,801	14,463

Total liabilities and shareholders’ equity	21,250	20,095

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenues
Trading and manufacturing	9,619	9,476	11,877
Engineering	11,769	3,881	5,522

Total revenues	21,388	13,357	17,399

Cost of revenues
Trading and manufacturing	(6,938)	(7,048)	(9,285)
Engineering	(8,755)	(2,624)	(3,697)

Total cost of revenues	(15,693)	(9,672)	(12,982)

Gross profit	5,695	3,685	4,417

Finance costs	(3)	(12)	(4)
Selling and administrative expenses	(4,911)	(5,374)	(4,853)
(Loss) / Gain on disposal of property, plant and equipment	(10)	1,429	(5)

Operating income / (loss)	771	(272)	(445)
Interest income	23	28	83
Other income , net	127	307	52
Equity in income of affiliates	355	435	137

Net income / (loss) before income taxes	1,276	498	(173)

Income taxes credit / (expense)	90	(96)	(37)

Net income / (loss)	1,366	402	(210)

Net (income) / loss attributable to non-controlling interests	(377)	367	64

Net income / (loss) attributable to Euro Tech Holdings Company Limited’s shareholders	989	769	(146)

Other comprehensive income / (loss)
Net income / (loss)	1,366	402	(210)
Foreign exchange translation adjustments	(52)	(31)	(8)

Comprehensive income / (loss)	1,314	371	(218)
Comprehensive (income) / loss attributable to non-controlling interests	(389)	350	78

Comprehensive income / (loss) attributable to the Company	925	721	(140)

The accompanying notes form an integral part of these consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS) (CONT’D)

	Year ended December 31,
	2021		2020		2019
	US$’000		US$’000		US$’000
Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders*
- Basic	$	US0.13	$	US0.10	$	US(0.02)

- Diluted	$	US0.13	$	US0.10	$	US(0.02)

Weighted average number of ordinary shares outstanding*
- Basic		7,732,132		7,732,132		7,732,132

- Diluted		7,732,132		7,732,132		7,732,132

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

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

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	EURO TECH HOLDINGS COMPANY LIMITED’S SHARHOLDERS
	Number of ordinary Shares*	Ordinary Amount	Additional paid-in capital	Treasury stock	Accumulated other com- prehensive income	PRC statutory reserves	Retained earnings	Non- controlling interests	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 31, 2018	7,899,832	123	9,551	(786)	893	316	4,492	956	15,545
Net loss	-	-	-	-	-	-	(146)	(64)	(210)
Foreign currency translation adjustments	-	-	-	-	6	-	-	(14)	(8)
Stock-based compensation expense	-	-	10	-	-	-	-	-	10

Balance at December 31, 2019	7,899,832	123	9,561	(786)	899	316	4,346	878	15,337
Net income / (loss)	-	-	-	-	-	-	769	(367)	402
Foreign currency translation adjustments	-	-	-	-	(48)	-	-	17	(31)
Dividend paid	-	-	-	-	-	-	(1,299)	-	(1,299)
Stock-based compensation expense	-	-	54	-	-	-	-	-	54

Balance at December 31, 2020	7,899,832	123	9,615	(786)	851	316	3,816	528	14,463
Net income / (loss)	-	-	-	-	-	-	989	377	1,366
Foreign currency translation adjustments	-	-	-	-	(64)	-	-	12	(52)
Dividend paid	-	-	-	-	-	-	(1,031)	-	(1,031)
Stock-based compensation expense	-	-	55	-	-	-	-	-	55

Balance at December 31, 2021	7,899,832	123	9,670	(786)	787	316	3,774	917	14,801

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

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

On October 8, 2019, the Company had stock split in the form of bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

On March 3, 2021, the Company had stock split in the form of  bonus shares at the rate of two ordinary shares for every three ordinary shares held, creating 2,061,900 new shares of common stock.

The effect of the above stock splits have been reflected retroactively in the financial statements and net income per ordinary share computations.

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

(ai) Effect of the Restatement on the Consolidated Financial Statements for the year ended December 31, 2021

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2021 on May 13, 2022, certain errors were identified,

(i)	(loss) / gain on disposal of property, plant and equipment not included in operating income / (loss)

(ii)	bonus share issuances were not accounted for and disclosed as stock splits in the consolidated statements of shareholders' equity, earnings per share computations for all periods presented

The impact of the restatement on the December 31, 2021 financial statements is reflected in the following tables:

CONSOLIDATED BALANCE SHEETS

December 31, 2021
	As Previously Reported	As Restated
	US$’000	US$’000

Ordinary share	5,322,459 no par value shares issued as of December 31, 2021 (2020: 3,260,559)	7,899,832 no par value shares issued as of December 31, 2021 and 2020

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

2 Summary of significant accounting policies (Cont’d)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	December 31
	As Previously Reported		As Restated
	US$’000		US$’000

Operating income / (loss)
2021		781		771
2020		(1,701)		(272)
2019		(440)		(445)

Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic
2021	$	US0.19	$	US0.13
2020	$	US0.25	$	US0.10
2019	$	US(0.06)	$	US(0.02)

- Diluted
2021	$	US0.19	$	US0.13
2020	$	US0.25	$	US0.10
2019	$	US(0.06)	$	US(0.02)

Weighted average number of ordinary shares outstanding
- Basic
2021		5,154,759		7,732,132
2020		3,092,859		7,732,132
2019		2,301,993		7,732,132

- Diluted
2021		5,154,759		7,732,132
2020		3,092,859		7,732,132
2019		2,301,993		7,732,132

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	December 31
	As Previously Reported	As Restated
	US$’000	US$’000

Number of ordinary share
Balance at December 31, 2018	2,229,609	7,899,832
Balance at December 31, 2019	3,260,559	7,899,832
Balance at December 31, 2020	3,260,559	7,899,832
Balance at December 31, 2021	5,322,459	7,899,832

Commensurate adjustments have been made to Notes 2 (s), 11, 16 and 24 to the consolidated financial statements.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(CONT’D)

11 Ordinary share

On October 8, 2019, the Company had stock split in the form of bonus shares at the rate of one ordinary share for every two ordinary shares held, creating 1,030,950 new shares of common stock.

During the year ended December 31, 2020, there was no movement with the Company’s issued ordinary shares and outstanding shares.

On March 3, 2021, the Company had stock split in the form of bonus shares at the rate of two ordinary shares for every three ordinary shares held, creating 2,061,900 new shares of common stock.

On January 24, 2022, the Company had stock split in the form of  bonus shares at the rate of one ordinary shares for every two ordinary shares held, creating 2,577,373 new shares of common stock, as described in Note 24 to the consolidated financial statements.

Number of outstanding shares at year end of:

	2021		2020

Shares issued	7,899,832	*	7,899,832	*
Less: shares under treasury stock	(167,700)		(167,700)

	7,732,132		7,732,132

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

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

16        Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2021	2020	2019
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	7,732,132	7,732,132	7,732,132

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

24 Subsequent event

On December 16, 2021, the Company announced that the Company’s board of directors authorized the issuance of bonus shares (the “Bonus Shares”), which are issuable on January 21, 2022 to shareholders of record as of January 7, 2022 (the “Record Date”). Shareholders of record on the Record Date will receive one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share. The common stock began trading on a split-adjusted basis on January 24, 2022. The effect of the stock split in form of bonus shares has been reflected retroactively in the financial statements and net income per ordinary share computations.

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

