Form 20-F/A
period 2021-12-31
EURO TECH HOLDINGS CO LTD
filed 2023-02-06
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No.2)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Euro Tech Holdings Company Limited (the “Company”) is filing this Amendment No. 2 on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (the “Original Filing Date”), and subsequently amended by an Amendment No.1 on Form 20-F/A filed with the SEC on September 23, 2022 (as amended, the “Amended Report”), to revise Item 15 “Controls and Procedures” and to file a revised Report of Independent Registered Public Accounting Firm of Union Power HK CPA Limited.

This Amendment speaks as of the Original Filing Date (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Amended Report, and this Amendment does not modify, amend or update the financial or other information contained in the Amended Report. This Amendment does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Filing to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Accordingly, this Amendment should be read in conjunction with the Original Filing, the Amended Report and the Company’s other filings with the SEC subsequent to the filing of the Original Filing. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also includes certifications under the Sarbanes-Oxley Act of 2002.

3

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F/A.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level. In light of this fact, our management has performed additional analyses, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting described below, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F/A fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management have concluded that, as of December 31, 2021, our internal control over financial reporting was ineffective because of the material weakness described below.

The material weakness that was identified is our lack of sufficient financial reporting and accounting personnel with appropriate levels of knowledge, experience and training in the application of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements.

Management is in the process of re-assessing the design of certain control activities and developing its remediation plan for the above identified weaknesses. The Company’s actions are subject to ongoing senior management review, as well as Audit Committee oversight. The Company will implement following remedial measures within its resources as soon as practicable: establishing an internal audit function or engaging an external consulting firm, to assist with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and implement regular U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

4

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of each of Euro Tech Holdings Company Limited and Zhejiang Tianlan Environmental Protection Technology Company Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

8.1	List of Subsidiaries*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Amendment.

1.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on April 25, 2019.

-5-

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

February 6, 2023	By:	/s/ David YL Leung
David YL Leung
Chief Executive Officer
(Principal Executive Officer)

-6-

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

Restatement of the 2021 Consolidated Financial Statements

As discussed in Note 2 (ai) to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.

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

