Form 20-F
period 2022-12-31
EURO TECH HOLDINGS CO LTD
filed 2023-05-12
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 7,723,632 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act 15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

These forward-looking statements include, but are not limited to, statements about:

•	our goals, business plans and growth strategies;

•	our expectations regarding demand for and market acceptance of the products we distribute;

•	competition in our industries;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items and our margins;

•	government policies and regulations relating to our corporate structure, business and industry;

•	the regulatory environment in which we operate in China and globally;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our ordinary shares is listed for trading;

•	the impact of the COVID-19 pandemic;

•	general economic and business condition in China and elsewhere;

•	the impact of the Russian-Ukraine conflicts;

•	assumptions underlying or related to any of the foregoing.

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

U.S. GAAP, Fiscal Year and Exchange Rate Information

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our fiscal year ends on December 31. References in this annual report to fiscal year 2018, fiscal year 2019, fiscal year 2020, fiscal year 2021 and fiscal year 2022, or Fiscal 2018, Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022, are to the fiscal years ended on December 31, 2018, 2019, 2020, 2021 and 2022 respectively.

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”). Its subsidiaries, retail shops and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

Our financial statements are expressed in U.S. Dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. Dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. Dollars in this annual report were made for fiscal years 2022, 2021 and 2020 at 6.9061 RMB, 6.3757 RMB and 6.5249 RMB to US$1.00, respectively, and at 7.8000 HKD, 7.8000 HKD and 7.7526 HKD to US$1.00, respectively. The exchange rates were substantially the same as the middle rates published by the People’s Bank of China (“PBOC”) on December 31, 2022, 2021 and 2020 respectively.

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

Far East has two 100% owned subsidiaries in mainland China, both of which are no longer in active business operations. One of such subsidiaries is Euro Tech Trading (Shanghai) Limited (referred to hereinafter as “ETTS”), which ceased its active business operations in 2021. The other one of such subsidiaries is Shanghai Euro Tech Limited (referred to hereinafter as “SET”), which ceased its active business operations in September, 2022. Before it ceases its active business operations, SET engages in the manufacturing of analytical and testing instruments. SET incurred losses from its business during the few years prior to the cessation of its operations, therefore we made the decision to cease its active business operations. Other than these two companies, Far East does not have any other 100% subsidiaries.

Far East holds 58% of the total equity of Yixing Pact Environmental Technology Co., Ltd., a company incorporated in mainland China (referred to hereinafter as “Yixing”), and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands (referred to hereinafter as “Pact”), respectively. Yixing focuses on the design, manufacturing and operation of water and waste water treatment machinery and equipment, and Pact focuses on the sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services.

Far East also holds 19.4% of the total equity of Zhejiang Tianlan Environmental Protection Technology Co. Ltd., a company incorporated in mainland China (referred to hereinafter as “Blue Sky”). Blue Sky focuses on the design, manufacturing, installation, testing of waste-gas treatment equipment and operation management of the treatment of waste gases.

The following diagram illustrates the corporate structure of us and our subsidiaries (including Blue Sky in which we hold only 19.4% of the total equity thereof), as of the date of the annual report:

In addition to the shareholder information disclosed in the chart above, we also note the following:

The shareholders of Yixing are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The shareholders of Pact are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The ten shareholders of Blue Sky with the largest shareholding percentage are listed below (Blue Sky is a public company in China and therefore has a number of other minority shareholders that are not publicly disclosed; the data below is obtained from Blue Sky’s latest semi-annual report dated August 22, 2022):

	Shareholders	Ownership Percentage
1	Zhongbiao WU	25.30%
2	Euro Tech (Far East) Limited	19.42%
3	Zhineng WANG	13.42%
4	Deming WANG	11.37%
5	Yueai FENG	4.70%
6	Shan ZHONG	3.94%
7	Yuling ZHOU	3.93%
8	Huaming SUN	3.53%
9	Hangzhou Helan Technology Co.	2.87%
10	Changjie CHENG	2.48%

We acknowledge that Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please see “Item 3. Key Information – D. Risk Factors— Risks Related to the Company Itself – Chinese regulatory authorities could disallow our holding company structure” for a more detailed discussion on this matter.

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. We face legal and operational risks associated with being based in and having the majority of our operations in China. Changes in PRC economic, political or social conditions or government policies could materially adversely affect our business and results of operations. The PRC government has the authority to exert significant influence on the ability of a China-based company, including us, to conduct its business, and investors of Euro Tech and our business face potential uncertainty as a result. The PRC government may intervene or influence our operations at any time. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over our businesses and financing activities, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the enforcement of anti-monopoly regime and data security rules, as well as the risk of delisting if the Public Company Accounting Oversight Board of the United States, or the PCAOB, determines at any time that it is unable to conduct complete inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. In addition, there are risks and uncertainties regarding the enforcement of laws in China, and the rules and regulations in China can change quickly with little advance notice. The materialization of these risks may result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our shares to significantly decline in value or become worthless. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters”, “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” and “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

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

The Holding Foreign Companies Accountable Act

In January 2023, we appointed J&S Associate PLT, or J&S, as our independent registered public accounting firm for the fiscal year ending December 31, 2022. J&S is headquartered in Malaysia and will be subject to the inspections by the PCAOB. Therefore we believe the appointment of J&S will substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act, or HFCAA, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCAA.

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

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

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021 and 2020, and subsequently we have been included on the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC. This means, if we remain on this list for three consecutive years as a “Commission-Identified Issuer”, the SEC may prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the United States.

However, as mentioned in the first paragraph in this section, we have appointed J&S as our independent registered public accounting firm for the fiscal year ending December 31, 2022. J&S is headquartered in Malaysia and will be subject to the inspections by the PCAOB. Therefore we believe the appointment of J&S will substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act, or HFCAA.

In addition, on December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and the Board voted to vacate the previous determinations to the contrary. In addition, the statement mentioned that this is the beginning of the PCAOB’s work to inspect and investigate firms in mainland China and Hong Kong, not the end, and the PCAOB is continuing to demand complete access, and will act immediately to reconsider today’s determinations should China obstruct, or otherwise fail to facilitate PCAOB’s access, at any time.

If we continue to be included on the list of “Commission-Identified Issuer”, the ramifications of such identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCAA and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

See “Item 3. Key Information – D. Risk Factors— Risks Related to the Company Itself - The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time” for a more detailed discussion on this matter.

Permissions or Approvals Required to be Obtained from Chinese Authorities

Our business focuses on the design, sale and distribution of water and waste-water treatment tools and equipment. The group companies that are active in business operations are Far East in Hong Kong, Yixing in mainland China and Pact in the British Virgin Islands. Far East is the Company’s wholly-owned subsidiary. Far East holds 58% of the equity of Yixing and Pact respectively.

Based on our internal assessment, the Company and its subsidiaries are not required to obtain any permissions or approvals from the Chinese authorities in order to operate their respective business or offer the Company’s securities as currently conducted, except that the group companies located in Mainland China should obtain a business license to operate their respective business. As listed in the chart below, such group companies have received their business license. None of the Company and its subsidiaries has ever been requested by any Chinese authority to obtain any other permissions or approvals to conduct their respective business or to offer the Company’s securities. In addition, please note that Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited listed have ceased their active business operations already.

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

We did not rely upon an opinion of counsel with respect to our conclusions regarding whether we need permissions and approvals to operate our business and to offer securities to investors. The basis of our assessment above is as follows: (1) the Company has been primarily a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). We have been in this business for more than 20 years for now and have never been required to apply for any permissions or approvals from the Chinese authorities to conduct our business; (2) we are aware of the recent regulatory development relating to Chinese authorities’ focus on cross-border data transfer, as further described in “Item 4. Information on the Company — B. Business Overview – Recent Regulatory Update”. We do not believe our listing of ordinary shares requires permissions or approvals from the Chinese authorities. As a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers) to businesses (i.e. not end-customers), we and our subsidiaries are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, and are not deemed as critical information infrastructure operator or online platform operators mentioned in China’s Cybersecurity Review Measures, which became effective on February 15, 2022, because all of our customers in China are corporate customers, rather than individuals. As a result, we do not currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

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

Dividends

During the three fiscal years ended December 31, 2020, 2021 and 2022, Euro Tech made cash dividends in an amount of US$1,299,001, US$1,030,952 and US$463,928to its shareholders (including U.S. investors), respectively. The source of such cash dividends is cash dividends and distributions from Far East.

During the three fiscal years ended December 31, 2020, 2021 and 2022, Far East made cash dividends to Euro Tech in an amount of US$1,643,927, US$1,230,769 and US$628,205, respectively.

Please see “Item 10. Additional Information – E. Taxation” for the tax consequences of these dividend distributions.

Cash transfers for working capital purposes

During the three fiscal years ended December 31, 2020, 2021 and 2022, Far East made cash transfers for working capital purposes to its 100% owned subsidiaries in Shanghai, namely Shanghai Euro Tech Limited and Euro Tech Trading (Shanghai) Limited in an amount of US$192,000, US$210,000 and US$277,445, respectively.

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

•

Risks may arise from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

•

Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information – D. Risk Factors — A substantial part of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” for a more detailed discussion on this matter.

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

11

•

The Company has taken actions to streamline its business by reducing its staff, consolidating office and increasing staff efficiencies in order to stem the decline in its revenue, however there is no assurance that these efforts will be successful and that revenue will increase. See “Item 3. Key Information – D. Risk Factors—Risks Relating to the Company’s Business—Actions to Increase Revenue, Decrease Losses and Achieve Profitability may be Unsuccessful.”

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

•

The market price of our ordinary shares may fluctuate significantly in response to many factors, including without limitation, changes in the general environment and the outlook of the segments in which we operate, regulatory developments in the segment in which we operate, etc. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself—The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.”

•

The rising inflation and energy cost in Europe, caused largely by the Russia-Ukraine conflicts, will likely affect the business operations of our customers headquartered in Europe. Subsequently these customers will likely take longer to make decisions regarding whether to purchase our products, negotiate for more favorable commercial and financial terms in their dealings with us, and even postpone or cancel their new projects and their purchase orders in China. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to the Company’s Business —The Russia-Ukraine conflicts may have already impacted and will likely impact the business operations of our suppliers and customers headquartered in Europe and elsewhere, and subsequently impact the terms of our business relationships with them.”

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

This item does not apply to annual reports on Form 20-F.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This item does not apply to annual reports on Form 20-F.

D. RISK FACTORS

An investment in our shares involves a high degree of risk. Below please find a summary of the principal risks we face, organized under relevant headings. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. If any of the following and other risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our shares could decline, and you may lose all or part of your investment. This annual report also contains forward looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “– Forward Looking Statements.”

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

The PRC has been one of the world’s fastest growing economies as measured by GDP in recent years. However, economic activity in the PRC has generally slowed down recently and it may not return to levels of previous years. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.6%, 6.1%, 2.3%, 8.1% and 2.9% in 2018, 2019, 2020, 2021 and 2022, respectively. Although past predictions have not always proven reliable, if these predictions prove accurate, they, as well as future actions and policies of the PRC government, could suffer a material adverse effect.

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

The PRC Cyber Security Law, which took effect in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, mandate mandatory government security review by the CAC in advance of cross-border transfer of “important data.”

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.6%, 6.1%, 2.3%, 8.1% and 2.9% in 2018, 2019, 2020, 2021 and 2022, respectively. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the average inflation rate has increased by 2.1%, 2.9%, 2.5%, 0.9% and 2% in 2018, 2019, 2020, 2021 and 2022, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

The value of the Renminbi against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar. In 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. In 2021, the value of the Renminbi further appreciated by approximately 2.3% against the U.S. dollar. In 2022, the Renminbi depreciated by approximately 4.1% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. Dollar in the future.

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

Chinese regulatory authorities could disallow our holding company structure

The Company is a holding company and not an operating company. It owns 100% of the shares of Far East, which owns 100% of the equity of ETTS and SET in China, and 58% of the equity of Yixing in China and 58% of the equity of Pact in the British Virgin Islands. Far East also holds 19.4% of the equity of Blue Sky in China. ETTS and SET are no longer in active business operations. Far East, Yixing, Pact and Blue Sky are engaged in active business operations. As of the date of this annual report, Chinese law does not prohibit or restrict the Company from holding the equity of Far East, Yixing or Blue Sky. However we cannot assure you that Chinese regulatory authorities would never disallow our holding company structure, or otherwise prohibit or restrict the Company from holding the equity of Far East, Yixing or Blue Sky. If Chinese regulatory authorities do disallow our holding company structure as aforesaid, this would likely result in a material change in our operations and consequently a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

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

During Fiscal 2022, the Company had revenues of US$14,949,000, operating income of US$114,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$150,000. In addition, we had income tax expense of US$24,000, equity in income of affiliates of US$413,000. As a result, we had a net income of US$539,000 for Fiscal 2022 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2022 was an increase in gross profit margin and a decrease in general and administrative expenses even though there was a decrease in revenues. After giving effect to the net income attributable to non-controlling interest, other comprehensive income/(loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$307,000 for Fiscal 2022.

During Fiscal 2021, the Company had revenues of US$21,388,000, operating income of US$771,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$921,000. In addition, we had income tax credit of US$90,000, equity in income of affiliates of US$355,000. As a result, we had a net income of US$1,366,000 for Fiscal 2021 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2021 was the increase in revenues and decrease in selling and administrative expenses. After giving effect to the net income attributable to non-controlling interest, other comprehensive income/(loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$925,000 for Fiscal 2021.

During Fiscal 2020, the Company had revenues of US$13,357,000, operating losses of US$272,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$63,000. In addition, we had income tax expense of US$96,000, equity in income of affiliates of US$435,000. As a result, we had a net income of US$402,000 for Fiscal 2020 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2020 was non-recurrent gain on disposal of a property of US$1,429,000 despite the decrease in revenues. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$721,000 for Fiscal 2020.

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

The Russia-Ukraine conflicts may have already impacted and will likely impact the business operations of our suppliers and customers headquartered in Europe and elsewhere, and subsequently impact the terms of our business relationships with them.

Hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources, may have already adversely affected and will likely continue to adversely affect the results of operations of our customers headquartered in the Europe.  Subsequently, these customers will likely take longer to make decisions regarding whether to purchase our products, negotiate for more favorable commercial and financial terms in their dealings with us, and even postpone or cancel their new projects and purchase orders in China.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), coronavirus or COVID-19, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in mainland China, Hong Kong or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

In the past few years, the outbreak of the coronavirus, which causes the disease COVID-19, and the subsequent government efforts in China and elsewhere to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries, including our business operations.

Since January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent at least in the near future, because such foreign talent may have left China and returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

Actions to Increase Revenue, Decrease Losses and Achieve Profitability may be Unsuccessful.

The Company has implemented a number of measures to streamline its business activities, in order to stem the decline in its revenues. Specifically, the Company has reduced the number of its employees, consolidated its offices, and ceased the active business operations of its two wholly-owned subsidiaries in mainland China, namely, ETTS and SET, due to their decline in profitability.

The Company has also made an effort to obtain appropriate certifications and approvals from various governmental authorities in order to increase the credibility of its products. For example, the Company has obtained certification from China’s Classification Society (“CCS”); has obtained certification from the U.S. Coast Guard for its ballast water treatment system (“BWTS”) models 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour to be used as an Alternate Management Systems (“AMS”) in U.S. waters; and has obtained an RS type approval (Russian Maritime Register) for its 300 Cubic Meters per hour BWTS. The Company also received an anti-explosion certificate from China National Quality Supervision and Test Centre for Explosion Protected Electrical Products for its BWTS in 2017.

In 2018, the Company received a PRC government grant for the development of a ballast water port solution. The ballast water port solution is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. The development of the ballast water port solution prototype has now been successfully completed.

The Company received its first order for the ballast water port solution system from Shanghai Yanshan port in 2020, and has since completed three other commercial port BWTS projects for Ningbo Zhoushan port, Taicang port and LianYunGan port in China respectively.

The Company conducts ongoing promotional activities for such systems in China, and elsewhere, where appropriate. However, the intake of orders may be affected by, among other things, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers.

There can be no assurance that the Company’s continued efforts to streamline its business, to obtain certifications for its products, and to promote the sale of its ballast water treatment process, will be successful or, if successful, that these efforts will result in a reduction in losses, an increase in revenues and/or the achievement of profitability by the Company.

Increases in manufacturing and operating costs and/or the ability to achieve the savings anticipated from our structural cost improvement initiative may affect operating results.

Our costs are subject to fluctuations, particularly due to changes in commodity prices, the price of raw materials, cost of energy and related utilities and cost of labor. The achievement of our financial objectives is reliant on our ability to manage these fluctuations through cost savings or recovery actions and efficiency initiatives.

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

In addition, our product brands, corporate reputation and product sales could be harmed if, for example:

•	our advertisements, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

•	our products fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products contain defects or otherwise fail; or

•	consumers confuse our products with inferior or counterfeit products.

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

Risks related to our existing and future joint ventures, acquisitions and investments also include, as applicable:

•	our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to secure financing to fund those activities;

•	we may disagree with our joint venture partner(s) or other investors on how the venture or business investment should be managed and/or operated;

•	to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

•	the joint venture or investment could suffer losses and we could lose our total investment, which would have a negative effect on our operating results.

Any of these events could distract our management’s attention and result in our not obtaining the anticipated benefits of our joint ventures, acquisitions or investments and, in turn, negatively affect the performance of such joint ventures, acquisitions and investments and their respective contributions to our results of operations.

Dependence upon Management.

The Company is dependent upon the services of its executive officers, in particular Mr. T.C. Leung, the Chairman of the Company’s Board of Directors, and Mr. David YL Leung, the Chief Executive Officer. The business of the Company could be adversely affected by the loss of services of, or a material reduction in the amount of time devoted to the Company by its executive officers. The Company does not maintain “Key Man” life insurances on the lives of any of its officers and directors. See – Item 6. “Directors, Senior Management and Employees.”

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

Material Adverse Effect upon the Company of PRC’s Credit Restrictions.

The Company faces increasing competition from other distributors of substantially similar products and manufacturers themselves, both foreign and Chinese. The Company faces its principal competition from foreign manufacturers and other distributors of their products situated in Hong Kong and mainland China. Competition may cause purchaser demands for price reductions and reduced profit margin.

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”), Hioki E.E. Corp. (“Hioki”), Peiport Scientific Aero Limited (“Peiport”) and Westermo Data Communications Pte Ltd. (“Westermo”) are among the Company’s largest suppliers in 2022, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2020, our sales revenue from trading activities decreased by approximately 20%. During Fiscal 2021, our sales revenue from trading activities increased by approximately 2%. During Fiscal 2022, our sales revenue from trading activities decreased by approximately 3%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 20% of our total revenue. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

In the years ended December 31, 2020, 2021 and 2022, we had nil, 1 and 1 customers that accounted for 10% or more of our revenues, respectively.

Customer Name	Year Ended December 31,2022	Year Ended December 31,2021	Year Ended December 31,2020
Customer A	18%	15%	N.A.
Customer B	N.A.	N.A.	N.A.

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

Our prior auditor is located in Hong Kong. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes our prior auditor, Union Power HK CPA Limited.

Inspections of other firms that the PCAOB has conducted outside China, including outside Hong Kong, have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China, including Hong Kong, prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in mainland China and Hong Kong.

In January 2023, we appointed J&S as our independent registered public accounting firm for the fiscal year ending December 31, 2022. J&S is headquartered in Malaysia and will be subject to the inspections by the PCAOB. Therefore we believe the appointment of J&S will substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” and risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States.

On December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and the Board voted to vacate the previous determinations to the contrary. In addition, the statement mentioned that this is the beginning of the PCAOB’s work to inspect and investigate firms in mainland China and Hong Kong, not the end, and the PCAOB is continuing to demand complete access, and will act immediately to reconsider today’s determinations should China obstruct, or otherwise fail to facilitate PCAOB’s access, at any time.

In the unlikely event that we continue to be identified as “Commission-Identified Issuer”, the following risks may apply:

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants. If we continued to be affected despite our recent change of auditor, the market price of our ordinary shares and other securities could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

Far East receives rental income from a property whose title has not yet been obtained by Far East from the PRC authority, which may result in legal proceedings and associated costs, expenses and liabilities.

Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$39,000 annually as per the latest agreement. Far East has made payment for such property, but has not successfully obtained Certificate of Real Estate Ownership, and thus title, of such property from the PRC authority. The property’s book value as at December 31, 2022 was approximately US$84,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

             In connection with the above, if the property is to be disposed, it is likely that Far East’s title to the property will be challenged, and in such case the Company and/or Far East will need to incur additional costs and expenses to confirm and defend its title to the property and the rental income it has collected. There is no assurance that Far East will succeed in its efforts to obtain the title to the property and the rental income it has collected. Far East’s failure in this regard could have material adverse effect on the Company’s financial position, results of operations, and cash flow.

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

No assurance can be given that we will continue to meet applicable NASDAQ continued listing standards. Failure to meet applicable NASDAQ continued listing standards could result in a delisting of our common stock. A delisting of our common stock from NASDAQ could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities. See— “We Are Also Required To Meet Certain, But Not All Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

These corporate governance requirements and a strict definition of “independent director” make it more difficult to find independent directors for our Board of Directors. There is intense competition for qualified independent directors, including those persons with accounting experience and financial statement acumen to serve on audit committees. We believe that continued compliance with the corporate governance requirements applicable to NASDAQ listed issuers may be difficult and increase our costs and expenses as the costs of finding and compensating independent directors escalate and the costs of administering their new powers and responsibilities is an added financial burden. If we are unable to attract and keep a sufficient number of independent directors willing to take on the responsibilities imposed by such rules on what we believe to be commercially reasonable terms, our securities may be delisted from NASDAQ. See— “Being a ‘Controlled Company’ Exempts Us from Certain Other Corporate Governance Criteria Applicable to NASDAQ Listed Issuers.”

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. During Fiscal 2022, the trading price of our Ordinary Shares has ranged from US$1.07 to US$2.65 per Ordinary Share, during Fiscal 2021, the trading price of our Ordinary Shares has ranged from US$1.3093 to US$3.2 per Ordinary Share. The last reported trading price on April 3, 2023 was US$1.125 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	changes in the general environment and the outlook of the segments in which we operate;

•	regulatory developments in the segments in which we operate;

•	actual or anticipated fluctuations in our half yearly or annual results of operations;

•	changes in financial estimates by securities research analysts;

•	negative market studies or reports;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	sales or anticipated sales of additional ordinary shares; and

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar.

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

We May Be Considered To Be A Passive Foreign Investment Company For The 2022 Calendar Year And May Be A Passive Foreign Investment Company For Future Years, Which Would Result In Adverse U.S. Federal Income Tax Consequences To U.S. Holders Of Our Ordinary Shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2022. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2023 or any future years. If we are a PFIC in any year, a U.S. holder will be subject to certain adverse United States federal income tax consequences, and are urged to consult with his, her or its tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation.”

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

ITEM 6.F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized under the laws of the BVI on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited (“Far East”), a Hong Kong corporation. In March 1997, the Company acquired all the issued and outstanding capital stock of Far East. Since then, Far East has been a wholly-owned subsidiary and the primary operational entity of the Company. Far East has primarily been engaged in the distribution of advanced water treatment equipment.

Yixing Pact Environmental Technology Company Limited, a Chinese company (“Yixing”) and Pact Asia Pacific Limited, a BVI company (“Pact,” collectively with “Yixing”, “Pact-Yixing”), which have engaged in the water and waste-water treatment solution business, became our majority-owned subsidiaries in 2005. We acquired additional two percent (2%) and five percent (5%) equity interests in Pact and Yixing in January 2010 and July 2011, respectively, through Far East. Since then, Far East has been the holder of fifty-eight percent (58%) equity interests in Pact and Yixing respectively. In 2020, Pact-Yixing successfully developed and launched a ballast water port solution system for ship vessels and port harbors. This makes Pact-Yixing one of the first few companies in Asia which can develop and sell such system for commercial use.

Far East also owns a 19.4% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky’s revenue increased in Fiscal 2020 as compared to Fiscal 2019, increased in Fiscal 2021 as compared to Fiscal 2020, and increased in Fiscal 2022 as compared to Fiscal 2021. Blue Sky’s net income increased in Fiscal 2020 as compared to Fiscal 2019, decreased in Fiscal 2021 as compared to Fiscal 2020, and increased in Fiscal 2022 as compared to Fiscal 2021. Blue Sky listed its shares on the New Third Board since November 17, 2015 and it suspended trading from August 15, 2017 and resumed trading on February 2, 2018 and suspended trading from November 24, 2020 and resumed trading on January 6, 2021.The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky’s shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

In Fiscal 2022, Blue Sky made an income contribution of US$413,000 to the Company. The source of such income contribution in Fiscal 2022 was operating income. In Fiscal 2021, Blue Sky made an income contribution of US$355,000 to the Company. The source of such income contribution in Fiscal 2021 was operating income. In Fiscal 2020, Blue Sky made an income contribution of US$435,000 to the Company. The source of such income contribution in Fiscal 2020 was principally the recovery of the accounts receivables for which impairment loss provision was made in previous years. China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

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

We dissolved Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. and Guangzhou Euro Tech Environmental Equipment Co., Ltd. in 2019. We closed the representative sales office of Shanghai Euro Tech Limited located in Beijing in January 2021. We dissolved Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) on July 2, 2021, in order to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Before its dissolution, Shanghai Environmental was our wholly-owned subsidiary organized under the laws of the PRC and its principal business was water and waste-water treatment engineering business. It was established to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental had made an operating (loss) / income of (US$110,000) in Fiscal 2020 and US$106,000 in Fiscal 2021. We also ceased the active business operations of ETTS and SET in 2021 and 2022 respectively. Before it ceases its active business operations, SET engages in the manufacturing of analytical and testing instruments. However SET incurred losses from its business during the few years prior to the cessation of its operations, therefore we made the decision to cease its active business operations.

Our principal place of business is located at Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong, China and the telephone number is 852-28140311. The SEC maintains an Internet site that contains reports, proxy and other information regarding issuers that file electronically with the SEC (such as the Company) and the address of that site is http://www.sec.gov. The Company maintains a website at http://www.euro-tech.com.

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

All of our revenue is concentrated in China through our subsidiaries. Consequently, our revenues were impacted by COVID-19 and were significantly lower in 2020 as compared to the same period of 2019. We had to comply with the temporary closure of stores and facilities, or the “shelter in place” order, in China in the first quarter of 2020. As a result, we closed our facilities in January 2020 and re-opened them in late March 2020. The COVID-19 outbreak materially adversely affected our business operations, financial condition and operating results for 2020, including but not limited to material negative impact on our total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. The Company has not incurred significant disruptions from COVID-19 in 2021.

In early 2022, COVID-19 outbreak started again in China. From February to December in 2022, China has taken a number of actions in response to such outbreak, which actions include the implementation of a lockdown policy in certain cities, including Shanghai, where we are located, pursuant to which buildings and facilities were temporarily shut down from time to time, and the government has also imposed strict travel restrictions and quarantine requirements at time. As a result, our supply chain has been materially and adversely affected, and the number of purchase orders we received dropped significantly. In addition, many of our employees and their family members became infected with COVID-19 in December, 2022 and had to take sick leave, which led to further adverse impact on our business operations.

Starting from January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent going forward, especially in the near, because such foreign talent may have returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and may impact our future results of operations.

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

On February 17, 2023, China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. These Trial Measures stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly are required to fulfill the filing procedures with and report relevant information to the CSRC. Pursuant to these Trial Measures, if the issuer meets the following conditions, its offering and listing will be determined as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which became effective on March 31, 2023. The Confidentiality Provisions outline obligations of issuers listed in overseas markets with operations in China when they provide information involving state secrets or sensitive information to their securities service providers (e.g., auditors) and overseas regulators. In addition, under the Confidentiality Provisions, such issuers will also be required to obtain approval from the CSRC and other PRC authorities before accepting any investigation or inspection by overseas regulators. As the Confidentiality Provisions were recently promulgated and have not taken effect, there are uncertainties with respect to their interpretation and implementation.

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

Principal Activities

The Company has primarily been a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive or non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies or instrumentalities in Hong Kong and mainland China, but also to commercial customers in certain other regions such as Macau. The Company distributes products primarily through Far East, its wholly-owned subsidiary in Hong Kong.

For the past three financial years, the Company’s main categories of products distributed by Far East include:

•	Laboratory instruments, analyzers and test kits are used to analyze the chemical content and ascertain the level of impurities or other contaminants in water. The Company distributes analytical re-agents and chemicals to support testing systems of laboratory and portable instruments, process analyzers and portable test kits and assist in the analysis process. The Company offers a wide variety of test kits to test water quality. The Company believes that these portable test kits are easy to use and pre-adapted for rugged field use. These test kits are used to monitor drinking water distribution systems.

•	Laboratory and portable instruments generally consist of analytical instruments including, but not limited to the following: spectrophotometers, colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices which are used to test and monitor impurities and contaminants in water systems. See – “Glossary.”

•	The Company also distributes continuous-reading process analyzers, process turbidimeters, pH controllers and analyzer accessories. These products are generally used to monitor and control drinking water quality to ensure that water treatment procedures comply with regulatory standards. See – “Glossary.”

Pact-Yixing, in which Far East holds 58% equity interests, provides customers with solutions to engineering problems. Pact-Yixing conducts industrial water and waste-water treatment projects, mostly for large multinational manufacturing facilities located in the PRC that are run by companies based in USA, Europe and Japan. Pact-Yixing also conducts process design projects for its clients. With respect to the process design projects, the procedures involving mechanical and electrical engineering are completed in-house and the procedures involving manufacturing are contracted to approved fabricators of components. Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Pact-Yixing’s quality control engineers. Pact-Yixing’s clients come from a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products.

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

Therefore, we have been in a process of shifting our emphasis from the distribution of instruments and equipment to engineering and manufacturing activities.

Notably, Pact-Yixing manufactures its own self-developed BWTS for maritime industry, it includes shipowners, shipyard, and port harbours operators, etc.

In 2020, Pact-Yixing sold the first ballast water port solution system for commercial sale. This makes Pact-Yixing one of the first few companies that can complete ballast water port solution system in Asia. Pact-Yixing will continue to promote this technology, for commercial sale to companies located in countries participating the Belt and Road Initiative.

With this new development, we plan to gradually transform ourselves from a company that is heavily reliant engineering and manufacturing, to a technology driven company. We will continue to identify potential new markets for more business opportunities, given that we believe our development of the ballast water port solution system can address the pain point in certain markets. We will also continue to look for distributors and partners located in Asian countries to promote our ballast water treatment system products and EPC water treatment / equipment services. We may seek additional capital through various means to fund our development. While our efforts to refine and promote the new development may incur additional cost and expenses and impact our results of operations in the short term, we believe it will, in the long run, provides the Company with more competitive advantage.

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

During Fiscal 2021, there was slight increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2021 was US$12,161,000, while Shanghai Environmental had an operating income of US$106,000. In addition, we incurred research and development costs of US$61,000 in 2021 relating to BWTS and Pact-Yixing had an operating income of US$739,000. This resulted in operating income from engineering activities of US$846,000. We closed Shanghai Environmental in 2021.

During Fiscal 2022, there was slight decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2022 was US$5,617,000. Pact-Yixing had an operating income of US$506,000 from engineering activities. We ceased the operation of Shanghai Euro Tech Limited in 2022.

Principal Markets: Mainland China and Hong Kong

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from mainland China and Hong Kong. Set forth below are the approximate percentage of the Company’s revenue from customers in mainland China and Hong Kong for the fiscal years indicated:

Fiscal Year	Mainland China	Hong Kong

2020	38%	60%
2021	62%	37%
2022	39%	48%

Sales to customers situated in Macau and elsewhere through Fiscal 2020, Fiscal 2021 and Fiscal 2022 were nil, nil and13% respectively. This makes the Company particularly susceptible to changes in the political and economic climate of either mainland China or Hong Kong.

 Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, the Hong Kong SAR is provided a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 2% in Fiscal 2020 as compared with Fiscal 2019. Revenue in Hong Kong, expressed as a percentage of our revenue, decreased by 23% in Fiscal 2021 as compared with Fiscal 2020 as a result of significant increase in revenue in mainland China. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 11% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue in mainland China. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Revenue in mainland China, expressed as a percentage of total revenue, decreased by 2% in Fiscal 2020 as compared with Fiscal 2019. Revenue in mainland China, expressed as a percentage of total revenue, increased by 24% in Fiscal 2021 as compared with Fiscal 2020. The increase was primarily due to the significant increase in revenue for completion of engineering projects in mainland China. Revenue in mainland China, expressed as a percentage of total revenue, decreased by 23% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue from completion of engineering projects in mainland China. See – Item 3D. “Key Information — Risk Factors.”

Our Growth Strategy

We are focusing our trading activities in Hong Kong, Macau and Guangdong, China. These cities are located close to our Hong Kong headquarters, which makes it easier to provide customer support to customers located in these cities. For example, traveling to these cities to serve the customers there will incur less travel expenses. Therefore it will be more cost-efficient for us to support distributorships in these cities as opposed to distributorships throughout China. We operate with a focus to control costs and enhance operational efficiency.

In 2018, the Company received a PRC government grant to fund the development of a prototype of ballast water port solution. We have completed the development of the ballast water port solution prototype in 2019 and have completed developing the system for commercial use in 2020. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. In Fiscal 2020, we sold one set of BWTS for ports and another set of BWTS for ship vessels. In Fiscal 2021, we sold 4 sets and 8 sets of BWTS for ports and ship vessels respectively. In Fiscal 2022, we sold 27 sets of BWTS for ship vessels, with a majority of them exported to countries other than China. In Fiscal 2022, we did not sell any BWTS for ports, due to the impact of COVID-19 on ports in China and elsewhere.

The Company is now embarking on promotion activities for port solution systems in China and South East Asia to explore the growing demand, although no assurance can be given that we will be able to do so. We continue to promote our BWTS products that currently treated ballast water at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system. We obtained the utility model patents and are applying for the invention patents for this port solution system in China. In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful. We also plan to participate more overseas maritime /water tradeshows in 2023 to capture more potential sales distributors located overseas. In addition, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on September 8, 2019. The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and we have been in compliance with such requirements. In order to expand its market coverage, we have been undergoing the procedures to apply for type approval certificates for its BWTS from a number of European and Asian Classification Societies. We have received type approval certificates from Lloyds and RINA respectively.

We anticipate that the costs of any acquisition or product development would be drawn from our general working capital and, possibly, by seeking strategic partners such as companies in the BWM Convention shipping industries or funding raising from substantial investors, and by private sales of our securities. We have no commitments or received no indications of interest for the private sales of our securities.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 52.6%, 65.9% and 58.8% of its revenues from the sale of scientific instruments during Fiscal 2022, 2021 and 2020 respectively.

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

The Company derived approximately 45%, 32.2% and 39.6% of revenues from the sale of power solutions and process during Fiscal 2022, 2021 and 2020 respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 2.4%, 1.9% and 1.6% of its revenues from technical support operations during Fiscal 2022, 2021 and 2020 respectively.

Customers. During Fiscal 2022, the Company distributed products to approximately 1,000 customers located in Hong Kong, mainland China and Macau, such as Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, universities and public utilities agencies. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue, with one of such customers accounting for 18% of our total revenue.

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

 Manufacturing and Product Assembly Operations

The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We carried out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines and got a certified test report from this approved laboratory. We are doing the ground work of promoting our instrument to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers and local MSA. We also participated in a number of trade shows and exhibitions. Although the regulation is not enforced now, we are getting market awareness of our product application. We may subcontract the manufacturing of handheld ballast water checker if we receive substantial orders.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach and Hioki, which are the Company’s largest suppliers, with purchases from them accounting for approximately 30%, 10%, 9% and 6% during Fiscal 2020; 42%, 13%, 6% and 6% during Fiscal 2021; and 33%, 21%, 6% and 5% during Fiscal 2022 respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has an authorization certification from Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which will expire on December 31, 2023. The Company has an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. The Company has an Authorization Letter from Westermo appointing the Company as its local distributor in Hong Kong. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

Regulatory Environment

Concerns about and awareness of pollution problems and environmental issues have grown at all levels of PRC government as the PRC experienced economic growth. Environmental protection laws and strict regulations have been enacted and are buttressed by increased budget allocations for environmental regulation, monitoring and enforcement. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”) which replaced the Ministry of Environmental Protection (“MEP”) after the 13th National People’s Congress was held in March 2018.The new streamlined ministry is a sign of China’s upgraded dedication to the task of improving its environment.

In the 14th Five-Year Plan (2021-2025), it is stated that China will continue to promote the rectification of ecological and environmental problems and improve sewage, waste treatment and ship pollution treatment in the Yangtze River basin and the Yellow River basin, and form an environmental infrastructure network extending from cities to towns and villages. After the successful implementation of Yangzi River Basin Protection Law, MEE rolled out Yellow River Basin Protection Law in April 2023. MEE organized investigation and remediation in about four thousand wastewater discharge points in Shanxi, Inner Mongolia, Shandong, Henan, Sichuan, Shaanxi, Gansu, Qinghai and Ningxia. Focus on PM2.5 and Ozone control, reduction of nitrous oxide (NOx) and volatile organic carbons (VOCs) emission. Strengthen integrated pollution control in borders of Jiangsu, Anhui, Shandong and Henan Provinces. MEE encouraged service providers to use new technology to renovate exhaust gas especially VOCs treatment facilities. In August 2020, the PRC’s Ministry of Transport (“MT”) issued the “Measures for the Prevention and Control of Water Pollution from Inland River Vessels under 400 GT”, which requires that ships generating domestic sewage should set up treatment devices or storage facilities and equipment to prevent domestic sewage from polluting the water, and port management departments and maritime management agencies should also urge port and shipping enterprises to speed up the construction and renovation of facilities.

Subsequently, in March 2021, MT, together with MEE and other departments, issued the “Opinions on Establishing a Long-term Mechanism for the Prevention and Control of Pollution from Ships and Ports in the Yangtze River Economic Zone,” which states that China will complete such renovation involving ships to prevent domestic sewage from polluting the water by the end of May 2022, thereby implementing the relevant requirements of the Water Pollution Prevention and Control Law of PRC and the Yangtze River Protection Law of PRC.

On December 30, 2022, the Chinese legislature issued Draft Amendment to the Marine Environmental Protection Law for public comment, from which it can be seen that China will strengthen the supervision and management of marine environment pollution from ships in the port area.

Competition

The Company faces competition from other distributors who distribute products similar to ours as well as the manufacturers of our products or products similar to ours in the Chinese market and elsewhere. The Company faces its principal competition from manufacturers and other distributors of its core products, which are located in Hong Kong and mainland China.

During Fiscal 2022, 2021 and 2020, the Company’s gross profit margins were approximately 31%, 27% and 28%, respectively. The Company believes that it competes with the Chinese manufacturers on the basis of quality and technology. The Company believes the foreign-manufactured products it distributes are of higher quality and are incorporated with more advanced technology than the products manufactured by the Chinese manufacturers. The Company believes that it competes with foreign manufacturers and other distributors of similar products on the basis of the Company’s established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon lower pricing as opposed to quality of service.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong. Our main marketing channels are through the work of our marketing and sales force. For Fiscal 2022, 2021 and 2020, the Company had a marketing and sales force consisting of 7, 11 and 13 individuals respectively. These individuals are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Major Customers

Maintaining major customers is important to us. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 20% of our total revenue. For the year ended December 31, 2020, sales to our three largest customers amounted in the aggregate to approximately 23% of our total revenue.

Seasonality

Our business is affected by seasonality. Construction of our treatment systems is typically slower during winter seasons due to inclement weather and around Chinese holidays due to the closure of government agencies and other facilities.

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

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Inactive

Shanghai Euro Tech Limited	100%	PRC	Inactive

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

D. PROPERTY, PLANTS AND EQUIPMENT

Since 1990, our principal executive offices have been located at Unit C and D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. At this location, the Company occupies approximately 7,000 square feet of office and warehouse storage space pursuant to a lease which will expire in May 2023subject to renewal. The Company pays a monthly rental payment of approximately US$8,308 under such lease. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

Euro Tech Trading (Shanghai) Limited occupies approximately 55 square meters of office space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$330.

Yixing occupies a facility in Shanghai, pursuant to a three-year lease which will expire in December 2024, at a monthly rent of approximately US$7,674. The size of the facility is 464 square meters and the facility is used for office space.

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

A. OPERATING RESULTS

Overview.

We organize our business in two operating segments:

•	Trading and manufacturing; and
•	Engineering.

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

Our total revenue increased by 60.1% from US$13,357,000 in fiscal year 2020 to US$21,388,000 in fiscal year 2021, and decreased by 30.1% to US$14,949,000 in fiscal year 2022. Our net income increased by 28.6% from net income of US$769,000 in fiscal year 2020 to US$989,000 in fiscal year 2021, and decreased by 62.6% to US$369,000 in fiscal year 2022.

The impact of COVID-19 pandemic. Our business has been adversely impacted by the outbreak of COVID-19, especially during the first quarter of year 2020, and during the period starting from February to December of 2022. In Fiscal 2022, our revenue decreased significantly due to the decrease in sales orders from China, our major market, as the Chinese government has imposed lock down policies in response to the outbreak of COVID-19. Since January, 2023, we have seen a gradual recovery of our overall business resulting from the lifting by the Chinese government of various measures in response to the pandemic. Currently we expect to see limited impact of COVID-19 on our future results of operations. However given the unpredictable nature of the pandemic, it is not impossible COVID-19 outbreak will take place again in the future and the Chinese government will take similar lock down policies, which will impact our results of operations adversely.

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2022		2021		2020		2019		2018
Revenue	$14,949	100%	$21,388	100%	$13,357	100%	$17,399	100%	$20,104	100%
Cost of revenue	$10,331	69.1%	$15,693	73.4	$9,672	72.4%	$12,982	74.6%	$16,405	81.6%
Gross profit	$4,618	30.9%	$5,695	26.6%	$3,685	27.6%	$4,417	25.4%	$3,699	18.4%
Selling and administrative expenses	$4,490	30.0%	$4,911	23.0%	$5,374	40.2%	$4,853	27.9%	$4,751	23.6%
(Loss) gain on disposal of property, plant and equipment	$(7)	-	$(10)	-	$1,429	10.7%	$(5)	-	$3	-
Income / (loss) before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$150	1.0%	$921	4.3%	$63	0.5%	$(310)	-1.8%	$(963)	-4.8%
Income tax (expense) credit	$(24)	-0.2%	$90	0.4%	$(96)	-0.7%	$(37)	-0.2%	$312	1.6%
Equity in income / (loss) of affiliates	$413	2.8%	$355	1.7%	$435	3.3%	$137	0.8%	$(932)	-4.6%
Net gain on disposal of affiliate	-	-	-	-	-	-	-	-	$1,522	7.6%
Net income / (loss)	$539	3.6%	$1,366	6.4%	$402	3.0%	$(210)	-1.2%	$(61)	-0.3%
Net (income) / loss attributable to non-controlling interests	$(170)	-1.1%	$(377)	-1.8%	$367	2.7%	$64	0.4%	$149	0.7%
Net income / (loss) attributable to Euro Tech Holding Company Limited’s shareholders	$369	2.5%	$989	4.6%	$769	5.7%	$(146)	-0.8%	$88	0.4%

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by US$6,439,000 or 30.1% to US$14,949,000 in Fiscal 2022 from US$21,388,000 in Fiscal 2021. Revenue from trading and manufacturing activities and engineering activities decreased by US$287,000 and US$6,152,000, respectively. Pact-Yixing’s revenues of US$5,617,000 and US$12,161,000 were included in our revenues in Fiscal 2022 and Fiscal 2021, respectively and the decrease was principally due to adverse impacts of the COVID-19 pandemic and Shanghai’s lockdown in 2022.

Gross profit decreased by US$1,077,000 or 18.9% to US$4,618,000 for Fiscal 2022 as compared to US$5,695,000 for Fiscal 2021. During Fiscal 2022, the Company’s cost of revenues was US$10,331,000 or 69.1% of revenues, in comparison to US$15,693,000 or 73.4% for Fiscal 2021. Cost of revenue expressed as a percentage of revenue decreased by 4.3% in Fiscal 2022 as compared with Fiscal 2021. Cost of revenues from trading and manufacturing activities increased by US$407,000 and engineering activities decreased by US$5,769,000. The overall change was principally due to decrease in revenue. Pact-Yixing contributed US$2,631,000 to our gross profit in Fiscal 2022, a decrease of US$272,000 from Fiscal 2021.

Selling and Administrative Expenses. Selling and administrative expenses were US$4,490,000 in Fiscal 2022, a decrease of US$421,000 or 8.6% from US$4,911,000 in Fiscal 2021. The decrease was principally due to decrease in expenses related to sales and control over overheads.

Equity in Income of Affiliates. Equity in income of affiliates was income of US$413,000 in Fiscal 2022, an increase of US$58,000 from income of affiliates of US$355,000 in Fiscal 2021.

Interest Income. Interest income in Fiscal 2022 was US$23,000 as compared to US$23,000 in Fiscal 2021.

Other income / (losses). Other income decreased by US$114,000 to US$13,000 in Fiscal 2022 from US$127,000 in Fiscal 2021. The decrease in other income was principally due to exchange loss incurred.

Income Taxes. Tax expense of US$24,000 in Fiscal 2022 as compared to tax credit of US$90,000 in Fiscal 2021. The change in tax expense was principally due to the increase in assessable profit.

Net Income. Profit from continuing operations was profit of US$369,000 in Fiscal 2022 as compared to US$989,000 in Fiscal 2021. This change was primarily due to decrease in sales orders and revenue as affected by COVID-19.

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

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2022, Fiscal 2021 and Fiscal 2020 were US$4,980,000, US$5,099,000 and US$4,915,000, respectively.

 As of December 31, 2022, we had US$5,628,000 in cash and cash equivalents, compared to US$5,269,000 in cash and cash equivalents as of December 31, 2021 and US$3,519,000 in cash and cash equivalents as of December 31, 2020.

Net cash provided by / (used in) operating activities

Net cash provided by operating activities was US$461,000 for the year ended December 31, 2022, as compared to net cash provided by operating activities was US$2,201,000 for the year ended December 31, 2021.

Net cash provided by operating activities for the year ended December 31, 2022 was primarily the result of the net income of US$369,000, an increase in accounts receivable of US$2,045,000, increase in prepayments, and other assets of US$86,000. These amounts were partially offset by the decrease in contract assets of US$143,000, decrease in inventories of US$56,000, decrease in accounts payables of US$872,000, decrease in contract liabilities of US$451,000, decrease in other payables and accrued expenses of US$354,000, decrease in income tax payable of US$42,000 and decrease in right-of-use assets and operating lease liabilities of US$62,000. Non-cash adjustments consisting of depreciation of property, plant and equipment of US$33,000, loss on disposal of property, plant and equipment of US$7,000, stock-based compensation expense of US$45,000, Non-controlling interests in income (loss) of subsidiaries of US$170,000, equity in profit of affiliates of US$413,000 and deferred tax expense of US$34,000.

Net cash provided by operating activities was US$2,201,000 for the year ended December 31, 2021 as compared to net cash used in operating activities US$2,035,000 for the year ended December 31, 2020.

Net cash provided by investing activities

Net cash provided by investing activities for the year ended December 31, 2022 was US$232,000, as compared to net cash provided by investing activities for the year ended December 31, 2021 was US$358,000. During the year ended December 31, 2022, the Company paid US$7,000 to acquire property, plant and equipment and received dividend of US$239,000 from affiliates.

Net cash provided by investing activities for the year ended December 31, 2021 was US$358,000, as compared to net cash provided by investing activities for the year ended December 31, 2020 was US$2,043,000. During the year ended December 31, 2021, the Company paid US$4,000 to acquire property, plant and equipment and received dividend of US$362,000 from affiliates.

Net cash (used in) / provided by financing activities

Net cash used in financing activities for the year ended December 31, 2022 was US$618,000, as a result of proceeds from bank borrowings related to trade finance purchases of US$868,000, and dividend payment of US$464,000 and repayments of US$1,022,000 to bank borrowings.

Net cash used in financing activities for the year ended December 31, 2021 was US$1,016,000, as a result of proceeds from bank borrowings related to trade finance purchases of US$782,000, and dividend payment of US$1,031,000 and repayments of US$767,000 to bank borrowings.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to US$897,000 at December 31, 2022. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposit of US$897,000, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased to US$5,628,000 at the end of Fiscal 2022, and the principal reason for the increase in cash was net cash provided by operating activities. Cash increased from US$3,519,000 at the end of Fiscal 2020 to US$5,269,000 at the end of Fiscal 2021, and the principal reason for the increase in cash was net cash inflow in financing activities.

The Company’s accounts receivable, net decreased from US$3,199,000 at the end of Fiscal 2020 to US$3,631,000 at the end of Fiscal 2021 and decreased to US$1,586,000 at the end of Fiscal 2022. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories decreased from US$342,000 at the end of Fiscal 2020 to US$547,000 at the end of Fiscal 2021 and increased to US$603,000 at the end of Fiscal 2022.

Capital expenditure

The Company’s capital expenditures were US$7,000, US$4,000 and US$11,000 in Fiscal 2022, 2021 and Fiscal 2020, respectively. Capital expenditures during Fiscal 2022, Fiscal 2021 and Fiscal 2020 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Annual impairment assessment - For our 2022 annual impairment test we performed a qualitative assessment, using information as of December 31, 2022. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. For the fiscal years of 2020, 2021 and 2022, no dividends were distributed from our PRC subsidiaries to Far East.

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

Contractual Obligations

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2022 were as follows:

		Payment due by December 31, (in US$ thousands)
	Total	2023	2024	2025	2026 and after
Operating lease commitments	200	87	113	-	-
Total	200	87	113	-	-

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2022, 2021 and 2020, the Company incurred cost of nil, US$61,000 and US$497,000 respectively, on the research and development of its products, particularly BWTS.

D. TREND INFORMATION

In August 2020, the PRC’s Ministry of Transport (“MT”) issued the “Measures for the Prevention and Control of Water Pollution from Inland River Vessels under 400 GT”, which requires that ships generating domestic sewage should set up treatment devices or storage facilities and equipment to prevent domestic sewage from polluting the water, and port management departments and maritime management agencies should also urge port and shipping enterprises to speed up the construction and renovation of facilities. On December 30, 2022, the Chinese legislature issued Draft Amendment to the Marine Environmental Protection Law for public comment, from which it can be seen that China will strengthen the supervision and management of marine environment pollution from ships in the port area. See “Item 4. Information on the Company — B. Business Overview – Regulatory Environment”. Therefore we anticipate that there will be increasing demand from ports and shipyards to take actions to stay compliant with these regulations. In addition, more and more companies in China and elsewhere now have started to adopt their internal ESG (i.e. Environmental, Social and Governance) goals or face external ESG requirements, which will also likely increase these companies’ demand to take actions in this respect. We have also observed the trend towards the increasing use of renewable energy (such as green hydrogen, biofuel) for transportation (including for ship vessels and ports). Furthermore, certain companies, such as companies in the LNG (i.e. liquefied natural gas) industry, would make use of pure or demineralized water as produced water for their internal production process.

As more environmental regulations are being promulgated and enforced, and as ESG goals take more prominence, we anticipate customers would have increasing awareness of the importance of legal compliance and taking care of our environment as being a responsible steward. Subsequently it is likely that they increase their budget for improving and upgrading their environmental protection solutions. All these will likely present increasing opportunities for the Company. For example, part of the Company’s focus is on water treatment, and the Company may have more opportunities to work with new strategic partners to provide customized water solution for our customers, especially those in those sectors that would use water as their fundamental raw material to produce energy or as a key element of their production process, and ultimately, to increase our revenue. Furthermore, we also believe our technical skills in water would be helpful to both green hydrogen and biofuel production process, as water is a raw material in such production and water’s purification is an important component of the production process. The Company, therefore, would be able to add value to the supply chain of renewable energy. As our experience in this sector accumulates, it may open doors for us to serve the LNG industry.

We do see and anticipate to see additional distributors and manufacturers of water treatment products to compete with us. The Company will also likely incur additional expenses to design and development new products, and such increases in cost may not be outpaced by increases in revenue in the near future.

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the statement of operations and comprehensive income / (loss).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	79	Chairman of the Board of Directors

David YL Leung	49	Director and Chief Executive Officer

Jerry Wong	64	Director and Chief Financial Officer

Alex Sham	59	Director

Y.K. Liang	93	Director

Fu Ming Chen	74	Director

Janet Cheang	67	Director

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

B. COMPENSATION.

From the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2022, T.C. Leung, the Chairman of the Board received a yearly salary of US$236,000; David YL Leung, the Chief Executive Officer received an annual salary of US$300,000; Jerry Wong, the Chief Financial Officer, received a yearly salary of US$135,000; and George Hayek, a Key Employee of Yixing, received a yearly salary of US$59,000 and received reimbursement for actual travel and lodging expenses in Shanghai. There is no other information with respect to the compensation paid by the Company and its subsidiaries, for services rendered in all capacities to the Company and its subsidiaries during Fiscal 2022 to the Chairman of the Board and Chief Executive Officer and a Key Employee of the Company. No other executive officer or employee received in excess of US$100,000 as compensation during Fiscal 2022.

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

During the year ended December 31, 2022 the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was US$302,000.

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

During the year ended December 31, 2019, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 51,000 ordinary shares. The exercise price of all options granted is US$2.6 per share. The stock options granted became exercisable on January 1, 2022 and will terminate on April 18, 2029. The Company estimated the fair value of the options granted under the Binomial pricing model at US$2.324 per share.

During the year ended December 31, 2022, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 80,000 ordinary shares. The exercise price of all options granted is US$2.80 per share. The stock options granted will become exercisable on April 1, 2024 and terminate on April 18, 2029. The Company has estimated the fair value of the options granted under the Binomial pricing model at US$1.3055 per share.

During the year ended December 31, 2022, 41,250 options were cancelled as those options became non-exercisable when those related employees left from the Company.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2022		2021		2020
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	85,000	1.56	51,000	2.60	51,000	2.60
Granted	80,000	2.80	-	-	-	-
Cancelled		(41,250)	(1.04)
Bonus shares adjustment	82,500	0.72	34,000	(1.04)	-	-
Outstanding, end of year	206,250	1.52	85,000	1.56	51,000	2.60

Exercisable, end of year	86,250	1.04	-	-	-	-

As of December 31, 2022, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for Fiscal 2022 is US$45,000.

The Group applies the provisions of ASC  718-10, which requires to recognize expense related to the fair value of stock-based compensation awards, including employee stock options.

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

C. BOARD PRACTICES

Terms of Directors and Executive Officers

Our board consisted of seven directors for fiscal year 2022. The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in November of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in November 2022. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services.

Our officers are elected by and serve at the discretion of the board of directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolutions of directors.

The Company had 4 meetings of its Board of Directors during Fiscal 2022.

Board Committee

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. During Fiscal 2022, our Audit Committee had 3 meetings.

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

The Audit Committee assists the Board in monitoring the Company’s financial accounting, internal controls, planning and reporting. Among its duties, the Audit Committee:

•	reviews the Company’s auditing, accounting and financial reporting process;

•	reviews the adequacy of the Company’s internal controls;

•	reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews and approves all non-audit work, if any, to be performed by the auditors;

•	reviews the adequacy of the organizational structure;

•	reviews, before release, the audited consolidated financial statements and operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the Board of Directors submit these items to the shareholders’ meeting for approval;

•	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, and the Board of Directors;

•	reviews and updates the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce the same and that this Code complies with all applicable rules and regulations;

•	ensures that the Company’s management and auditors assess current financial reporting issues and practices; and

•	reviews and pre-approves both audit and non-audit services to be provided by the Company’s auditors.

Board Diversity Matrix for the Company (as of the date of this Annual Report)

The information listed in the table below is the same as the information applicable for fiscal year 2021.

Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. EMPLOYEES

At March 31, 2023, the Company (exclusive of Yixing-Pact) had 24 full-time employees. The Company’s employees are located at Hong Kong and mainland China. At December 31, 2022, 2021 and 2020, staffing levels at the Company (exclusive of Yixing-Pact) were as follows respectively:

	2022	2021	2020
Marketing and sales	7	11	13
Administrative	13	16	18
Technical	4	11	14
Total full time employees	24	38	45

 At March 31, 2023, Pact-Yixing had 25 full-time employees. At December 31, 2022, 2021 and 2020, staffing levels at Pact-Yixing were as follows respectively:

	2022	2021	2020
Administrative	6	7	8
Technical	19	22	24
Total full time employees	25	29	32

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The Company’s management consists of its officers and directors.

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of March 31, 2023 by (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 7,723,632 ordinary shares outstanding as of May 4, 2023.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Amount And Nature of Beneficial Ownership		Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	3,999,647		51.8%

Alex Sham(1)	201,452		2.6%

Jerry Wong(1)	130,742		1.7%

Y.K. Liang(1)	—		—

Fu Ming Chen(1)	—		—

Janet Cheang(1)	—		—

David YL Leung(1)	18,750	(2)	*

All Executive Officers and Directors of the Company as a group (7 persons)	4,350,591		56.3%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)

This includes the share option which can be exercised from January 1, 2022 to April 18, 2029 to purchase 18,750 ordinary shares at the purchase price of $1.04 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

On March 6, 2020, we declared a special cash dividend of an aggregate of US$1,299,000.78, which dividend was paid to all holders of record of our ordinary shares as of March 20, 2020. On June 17, 2021, we declared a special cash dividend of an aggregate of US$1,030,951.80, which dividend was paid to all holders of record of our ordinary shares as of June 28, 2021. On May 31, 2022, we declared a special cash dividend of an aggregate of US$463,927.92, which dividend was paid to all holders of record of our ordinary shares as of June 13, 2022. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

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

Based upon information received from its transfer agent as of May 10, 2023, the Company believes that it has 18 shareholders of record including 363 beneficial owners of its Ordinary Shares held in nominee names by large clearing houses.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

On January 1, 2005, the BVI Business Companies Act, as amended, (the “BC ACT”) came into force, with the objective of replacing the now repealed International Business Companies Act ( the “IBC” Act ) over a 2 year transitional period. The Company was incorporated under the IBC Act, on January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”. The Transitional Provisions ensure that well established and recognized concepts from the IBC Act, such as “authorized capital”, “capital accounts” and “surplus accounts”, remain relevant until such time as that company elects to adopt and register a New Memorandum and Articles of Association that fully conform with the BC Act. In November 2011 and January 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 and January 30, 2012 that became as of filing with the BVI authorities to, among other things, (i) not apply the Transitional Provisions and (ii) remove these concepts from the Company’s charter documents eliminating a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends. The Company’s accounting treatment of share capital need not change. Changes in the Company’s Amended and Restated Memorandum are summarized in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012.The foregoing Forms 6-K are hereby incorporated by reference as if fully stated herein. Set forth below is a summary of certain terms of the Amended and Restated Memorandum and Articles of Association and the BC Act relating to the Company’s securities. This description and the descriptions contained in the Forms 6-K incorporated by reference does not purport to be complete and is qualified in its entirety by reference to BVI statutory law and the Amended and Restated Memorandum and Articles of Association.

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

 HONG KONG

In 2022, the Company’s subsidiary organized in Hong Kong, Far East, provides for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000 and 16.5% on any part of assessable profits over US$256,000 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2022 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, ETTS had an assessable loss carried forward of US$103,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2022. This company had ceased operation in 2022.

Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”), a subsidiary of Far East, provides for the PRC Enterprise Income Tax of 25% in 2021. This company was dissolved in 2021.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) provides for PRC Enterprise Income Tax at a rate of 25% in 2022, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, Yixing had an assessable loss carried forward of US$1,509,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2022 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2022, 2021 and 2020 and our effective income taxes rates were as follows:

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000

Income before income taxes	563	1,276	498

Computed tax using respective companies’ statutory tax rates	131	158	133
Change in valuation allowances	58	349	48
Under-provision for income taxes in prior years	-	(12)	-
Non-deductible expenses	(213)	(405)	(277)

Income taxes (expense) / credit at effective tax rate	(24)	90	(96)

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,531,000 as at December 31, 2022.

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

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities or currencies, brokers, traders in securities electing to mark to market, financial institutions, U.S. expatriates, persons who have acquired our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more of our stock by vote or value). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders (as defined below) or alternative minimum tax.

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

Passive foreign investment company rules. We will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.  If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2022. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2022 or any future calendar years.

If we are determined to be a PFIC for any taxable year, a U.S. Holder that holds our Ordinary Shares may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon (i) distributions received by the U.S. Holder on our Ordinary Shares during the year, but only to the extent that the aggregate of distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder during the shorter of the preceding three years or the U.S. Holder’s holding period for the Ordinary Shares, or (ii) upon a sale or other disposition of the Ordinary Shares at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

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

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Sale or Other Disposition of Ordinary Shares. Subject to the discussion above under “Passive foreign investment company rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Any such capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to significant limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under such U.S. Holder’s particular circumstances.

Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions. These rules also impose penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so.

Backup Withholding Tax and Information Reporting Requirements. Proceeds paid from the sale or other disposition of a U.S. Holder’s Ordinary Shares may be subject to information reporting to the Internal Revenue Service and, possibly, to U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2022. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In November 2011 and February 2012, the Company restated its Memorandum and Articles of Association. In January of 2012, the Company combined or reverse split each eleven of its outstanding Ordinary Shares into two shares of its Ordinary Shares. The reason for the foregoing was to comply with NASDAQ Listing Rules.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management have concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

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

Changes in Internal Controls over Financial Reporting

We engaged an external consulting firm in December, 2022 to compile the financial statements of the Company for the year ending December 31, 2022 in accordance with U.S. GAAP. We also implemented regular U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Other than the foregoing, there were no changes in our internal controls that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16B.CODE OF ETHICS

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

 ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by J&S, our principal external auditor for fiscal year 2022, and Union Power HK CPA Limited, our principal external auditor for fiscal year 2021.

	For the Year Ended December 31
	2022	2021
	US$	US$
Audit fees (1)	150,000	164,000
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	150,000	164,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this annual report

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 11, 2023, we dismissed Union Power HK CPA Limited, an independent accountant who was previously engaged as the principal account to audit our financial statements for fiscal years 2017, 2018, 2019, 2020 and 2021. On January 17, 2023, our board of directors approved, based upon the recommendation the audit committee of our board of directors, the appointment of J&S Associate PLT (“J&S”) as our principal accountant to audit our consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal years ending December 31, 2022. J&S’s appointment was effective as of January 17, 2023, and Union Power HK CPA Limited’s dismissal was effective as of January 11, 2023.

During the two years prior to December 31, 2022 and up until the date of this annual report, or the Pre-Engagement Period, (1) Union Power HK CPA Limited has not issued any reports on our financial statements or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditor’s reports of Union Power HK CPA Limited qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Union Power HK CPA Limited’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone on our behalf consulted J&S regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that J&S concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue). During the Pre-Engagement Period, neither we nor anyone on our behalf consulted J&S regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to Union Power HK CPA Limited and requested that they furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Union Power HK CPA Limited’s letter dated May 12, 2023 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2022.

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

ITEM 19. EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Letter of Union Power HK CPA Limited

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

1.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on April 25, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

May 12, 2023	By:	/s/ David YL Leung
David YL Leung
Chief Executive Officer
(Principal Executive Officer)

EURO TECH HOLDINGS COMPANY LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Shareholders of

Euro Tech Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “ Company”) and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). We assessed the revenue recognition as a critical audit matter in relation to the complexity and judgment involved in applying ASC 606 to the Group’s revenue streams from different type of contracts.

The Group’s revenue is derived from long-term contracts for customers in their engineering segment, as well as short-term contracts for customers in their trading and manufacturing segment. Revenue recognition occurs as the Group satisfies its performance obligations over time, by reference to the progress towards complete satisfaction of the performance obligation.

Our key consideration is our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, including the identification and measurement of performance obligations, the determination of the stage of completion, the estimation of variable consideration, and the classification of contract assets and liabilities.  Our audit procedures to assess the above include:

1.	Understand and evaluate the Group’s revenue recognition policies and procedures including the adoption and application of ASC 606;
2.	Evaluate the identification and measurement of performance obligations, including the Group’s determination of whether they are distinct or combined;
3.	Assess the methodology used to measure progress towards complete satisfaction of performance obligations over time, including the use of the output method and reliance on customer-certified progress;
4.	Evaluate the estimation methods for variable consideration, and assess the reasonableness of the estimates;
5.	Verify and review the classification and control of contract assets and liabilities;
6.	Test samples of contracts and evidence to ensure reasonable accuracy and completeness of revenue recognition;
7.	Validate estimated costs to complete engineering projects by comparing them with actual costs incurred, including cost incurred after year-end;
8.	Consider consistency of evidence obtained in other areas of the audit;
9.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

Uncertain Property Title in the PRC

As described in Note 21 (ii) to the consolidated financial statements, The Group, through its subsidiary, Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$39,000 annually as per the latest agreement. However, the Group has not successfully obtained Certificate of Real Estate Ownership, and thus title of the property from the PRC authority. The property’s book value as at December 31, 2022 was approximately US$84,000.

Failure to obtain the title could have a material adverse impact on the Group’s financial position, results of operations, and cash flow.  We ascertain that the uncertain property by title in the PRC is a critical audit matter due to its significant and the potential material adverse effect on the financial statements. The outcome of this matter could impact the Group’s future financial periods.

We evaluated management’s actions to resolve the property title issue and assessed the potential impact on the financial statements. Our audit procedures included, among others, reviewing relevant documentation including verifying rental agreements and its entitlements, assess expert’s opinion on the ownership, and evaluating the reasonableness of management’s efforts in obtaining the title.

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB Number: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

May 12, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2021, the related consolidated statements of operations and comprehensive income / (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021, and the results of its consolidated operations and its consolidated cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
	US$’000	US$’000
ASSETS		(Restated)
Current asset:
Cash and cash equivalents	$5,628	$5,269
Restricted cash	930	1,411
Accounts receivable, net	1,586	3,631
Prepayments and other current assets	486	572
Contract assets	217	74
Inventories	603	547

Total current assets	9,450	11,504

Non-current assets:
Property, plant and equipment, net	179	215
Investments in affiliates	8,251	8,077
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	219	238
Deferred tax assets	108	145
Restricted cash	85	-

TOTAL ASSETS	$19,363	$21,250

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	$222	$376
Accounts payable	2,279	3,151
Contract liabilities	625	1,076
Other payables and accrued expenses	1,231	1,585
Current portion of long-term operating lease liabilities	113	175
Income tax payable	-	42

Total current liabilities	4,470	6,405

Non-current liabilities:
Deferred tax liabilities	-	3
Long-term operating lease liabilities, net of current portion	87	41

TOTAL LIABILITIES	4,557	6,449

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 issued and outstanding as of December 31, 2022 and 2021	123	123
Additional paid-in capital	9,715	9,670
Treasury stock, 167,700 shares at cost, as of December 31, 2022 and 2021, respectively	(786)	(786)
PRC statutory reserve	362	316
Accumulated other comprehensive loss	725	787
Retained earnings	3,633	3,774
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,772	13,884
Noncontrolling interests	1,034	917

Shareholders’ equity	14,806	14,801

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,363	$21,250

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue, net:		(Restated)	(Restated)
Trading and manufacturing	$9,332	$9,619	$9,476
Engineering	5,617	11,769	3,881
	14,949	21,388	13,357

Cost of revenue:
Trading and manufacturing	(7,345)	(6,938)	(7,048)
Engineering	(2,986)	(8,755)	(2,624)
	(10,331)	(15,693)	(9,672)

Gross profit	4,618	5,695	3,685

Operating expenses:
Finance costs	(7)	(3)	(12)
General and administrative expenses	(4,490)	(4,911)	(5,374)
(Loss) gain on disposal of property, plant and equipment	(7)	(10)	1,429
	(4,504)	(4,924)	(3,957)

INCOME (LOSS) FROM OPERATION	114	771	(272)

Other income:
Interest income	23	23	28
Equity in income of affiliates	413	355	435
Other income, net	13	127	307
Total other income, net	449	505	770

INCOME BEFORE INCOME TAXES	563	1,276	498

Income tax (expense) credit	(24)	90	(96)

NET INCOME	539	1,366	402

Net (income) loss attributable to noncontrolling interests	(170)	(377)	367

Net income attributable to Euro Tech Holdings Company Limited	$369	$989	$769

Other comprehensive income:
Net income	539	1,366	402
Foreign currency adjustment loss	(115)	(52)	(31)

COMPREHENSIVE INCOME	424	1,314	371
Comprehensive (income) loss attributable to noncontrolling interests	(117)	(389)	350

Comprehensive income attributable to Euro Tech Holdings Company Limited	$307	$925	$721

Net income per ordinary share attributable to Euro Tech Holdings Company Limited
– Basic and Diluted	$0.05	$0.13	$0.10

Weighted average common shares outstanding
– Basic and Diluted	7,732,132	7,732,132	7,732,132

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2022	2021	2020
		(Restated)	(Restated)
Cash flows from operating activities:
Net income	$369	$989	$769

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation of property, plant and equipment	33	38	49
Loss (gain) on disposal of property, plant and equipment	7	10	(1,429)
Stock-based compensation expense	45	55	54
Non-controlling interests in income (loss) of subsidiaries	170	377	(367)
Equity in profit of affiliates	(413)	(355)	(435)
Deferred tax expenses (credit)	34	(145)	92
Change in non-current assets and liabilities:
Long-term operating lease obligations	46	(53)	(122)
Operating lease right-of-use assets	19	(5)	173
Change in operating assets and liabilities:
Accounts receivable	2,045	(432)	387
Prepayments and other current assets	86	942	(766)
Contract assets	(143)	128	239
Inventories	(56)	(205)	244
Accounts payables	(872)	757	(1,520)
Contract liabilities	(451)	13	194
Other payables and accrued expenses	(354)	(8)	451
Income tax payable	(42)	38	(52)
Right-of-use assets and operating lease liabilities	(62)	57	4
Net cash provided by (used in) operating activities	461	2,201	(2,035)

Cash flows from investing activities:
Payment to acquire property, plant and equipment	(7)	(4)	(11)
Proceeds from the disposal of property, plant and equipment	-	-	1,835
Dividend received from affiliates	239	362	71
Proceeds from the sale of long-term investment	-	-	148
Net cash provided by investing activities	232	358	2,043

Cash flows from financing activities:
Dividend paid	(464)	(1,031)	(1,299)
Proceeds from bank borrowings	868	782	804
Repayment to bank borrowings	(1,022)	(767)	(1,008)
Net cash used in financing activities	(618)	(1,016)	(1,503)

Foreign currency translation adjustment	(112)	(54)	(34)

Net change in cash, cash equivalents and restricted cash	(37)	1,489	(1,529)

BEGINNING OF YEAR	6,680	5,191	6,720

END OF YEAR	$6,643	$6,680	$5,191

Represented by:
Cash and cash equivalents	$5,628	$5,269	$3,519
Restricted cash	1,015	1,411	1,672
	$6,643	$6,680	$5,191

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$42	$20	$-
Cash paid for interest	$7	$3	$12

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Euro Tech Holdings Company Limited’s Shareholders
	Ordinary Share		Additional	Treasure	Accumulated other comprehensive	PRC statutory	Retained	Non- controlling	Total shareholders’
	No. of shares	Amount	paid-in capital	stock	(loss) income	reserve	earnings	interests	equity

Balance as of December 31, 2019 (restated)	7,899,832	$123	$9,561	$(786)	$899	$316	$4,346	$878	$15,337

Foreign currency translation adjustment	-	-	-	-	(48)	-	-	17	(31)
Dividend paid	-	-	-	-	-	-	(1,299)	-	(1,299)
Stock-based compensation expense	-	-	54	-	-	-	-	-	54
Net income (loss) for the year	-	-	-	-	-	-	769	(367)	402

Balance as of December 31, 2020 (restated)	7,899,832	$123	$9,615	$(786)	$851	$316	$3,816	$528	$14,463

Balance as of January 1, 2021	7,899,832	$123	$9,615	$(786)	$851	$316	$3,816	$528	$14,463

Foreign currency translation adjustment	-	-	-	-	(64)	-	-	12	(52)
Dividend paid	-	-	-	-	-	-	(1,031)	-	(1,031)
Stock-based compensation expense	-	-	55	-	-	-	-	-	55
Net income for the year	-	-	-	-	-	-	989	377	1,366

Balance as of December 31, 2021 (restated)	7,899,832	$123	$9,670	$(786)	$787	$316	$3,774	$917	$14,801

Balance as of January 1, 2022	7,899,832	$123	$9,670	$(786)	$787	$316	$3,774	$917	$14,801

Foreign currency translation adjustment	-	-	-	-	(62)		-	(53)	(115)
Dividend paid	-	-	-	-	-	-	(464)	-	(464)
Stock-based compensation expense	-	-	45	-	-	-	-	-	45
Appropriation to statutory reserve	-	-	-	-	-	46	(46)	-	-
Net income for the year	-	-	-	-	-	-	369	170	539

Balance as of December 31, 2022	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 1: Organization and Business Background

Euro Tech Holdings Company Limited (the “Company” or “CLWT”) was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech (Far East) Limited (“Far East”) is the principal operating subsidiary of the Company. It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the People’s Republic of China (the “PRC”).

The Company’s principal subsidiaries at December 31, 2022 and 2021 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			2022	2021

Euro Tech (Far East) Limited	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems	100%	100%

Euro Tech Trading (Shanghai) Limited	The PRC	Inactive	100%	100%

Shanghai Euro Tech Limited	The PRC	Manufacturing of analytical and testing equipment	100%	100%

Shanghai Euro Tech Environmental Engineering Company Limited	The PRC	Inactive	- (note 1)	-

Yixing Pact Environmental Technology Co., Ltd.	The PRC	Design, manufacturing and operation of water and waste water treatment machinery and equipment	58%	58%

Pact Asia Pacific Limited	The British Virgin Islands	Sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services	58%	58%

Non-consolidating affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd (“Blue Sky”) *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted	19.4%	19.4%

Note 1: This company was dissolved on July 2, 2021.

* The Company’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Company has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process and exercise significant influence.

The Company and its subsidiaries are hereinafter referred to as (the “Group”).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 2: Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

•	Use of estimates

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

•	Basis of consolidation

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated.

•	Subsidiaries

Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

•	Investments in affiliates

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

•	Non-controlling interests

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

•	Non-controlling interest – put option

The management evaluates all of its financial instruments, including issued put options, to determine their appropriate classification as either liabilities or equity, following the criteria's outlined in ASC 480, " Distinguishing Liabilities from Equity". The Group has determined that the put option held by non-controlling interest will be recorded as equity if the fair value of the put option becomes material.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

•	Segment information

The Group reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Group’s reportable segments. The Group categorizes its operations into two business segments: Trading and manufacturing, and Engineering.

•	Revenue recognition

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

The Group had the following backlog:

	2022	2021
	US$’000	US$’000

Engineering segment	6,000	5,400

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Unrecognized contract revenue which is expected to be recognized in next 12 months is approximately US$6,000,000 (2021: US$5,400,000).

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

Rental income

Rental income from operating leases is recognized in consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the term of the relevant lease.

•	Research and development costs

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$0, US$61,000 and US$497,000 for the years ended December 31, 2022, 2021 and 2020 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

•	Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$9,000, US$7,000 and US$7,000 for the years ended December 31, 2022, 2021 and 2020 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

•	Income taxes

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2022, 2021 and 2020 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2022, 2021 and 2020 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

•	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2022 and 2021.

•	Restricted cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance bonds and guarantees to the customers and cash deposited by the Group into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

•	Accounts receivable and allowance for doubtful accounts

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

•	Inventories

Inventories are measured using the first-in, first-out method and are stated at the lower of cost or net realizable value. Cost of finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. Allowance is made for obsolete, slow moving or defective items, where appropriate.

•	Property, plant and equipment

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

Depreciation of property, plant and equipment are computed using the straight-line method over the assets’ estimated useful lives as follows:

Expected useful life
Office premises	47 to 51 years
Leasehold improvements	Over terms of the leases or the useful lives whichever is less
Furniture, fixtures and office equipment	3 to 5 years
Motor vehicles	4 years
Testing equipment	3 years

•	Impairment of long lived assets

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2022, 2021 and 2020, respectively.

•	Long-term investment

The Group has elected to apply the measurement alternative to equity securities without readily determinable fair values. As such, the Group’s non-marketable equity securities are measured at cost, less any impairment, and are adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the investee.

•	Leases arrangements

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

•	Goodwill

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

As a result of the annual qualitative review process in 2022 and 2021, the Group determined it was not necessary to perform a quantitative assessment.

•	Foreign currency translation

The assets and liabilities of the Group’s subsidiaries denominated in currencies other than U.S. dollars are translated into U.S. dollars using the applicable exchange rates at the consolidated balance sheet date. For consolidated statements of operations and comprehensive income/(loss)’ items, amounts denominated in currencies other than U.S. dollars were translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. Net gains and losses resulting from translation of foreign currency on consolidated financial statements are included in the consolidated statements of shareholders’ equity as accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income / (loss).

•	Comprehensive income

We account for comprehensive income in accordance with ASC 220, “Comprehensive Income”, which specifies the computation, presentation and disclosure requirements for comprehensive income. Comprehensive income consists of net income and foreign currency translation adjustments, primarily from fluctuations in foreign currency exchange rates of our foreign subsidiaries with a functional currency other than the U.S. dollar.

•	Ordinary share

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

•	Net income per ordinary share

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

Outstanding stock options are the only dilutive potential shares of the Company.

•	Stock-based compensation

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

•	Related parties

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

•	Concentration

Financial instruments that potentially subject the Group to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable, net. The Group maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 33%, 15% and 23% of consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2022, three (2021: three) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

•	Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

•	Warranties

The suppliers of the Group offer a standard one-year warranty to end customers of the Group. The Group only provides labour service to repair or replace parts. The Group does not maintain a general warranty reserve because historically labour costs for such repair or replacement have been de minimis. No provision for warranty liabilities is made for the years ended December 31, 2022, 2021 and 2020 accordingly.

•	Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenues, and the Group’s shipping and handling costs are included in cost of revenues.

•	Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided.

•	Statutory reserves

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

•	Fair value measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements.

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

As of December 31, 2022 and 2021, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments. The Group has also determined that the fair value of non-controlling interest - put option is immaterial as of December 31, 2022, and zero for 2021.

•	Recent accounting pronouncements

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

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". The new standard requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Group’s accounts receivable, contract assets and non-current assets. It replaces the existing incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. The standard requires a cumulative effect adjustment to the consolidated balance sheet as of the beginning of the first reporting period in which the guidance is effective. ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group from January 1, 2023. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805)". ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2022. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848". This ASU defers the sunset date of Topic 848, which provides relief to entities affected by reference rate reform. The ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2025. The standard is effective immediately and the Group adopted the standard in December 2022 with no financial impact. The Group is currently assessing the impact ASU 2020-04, for which this ASU 2022-06 relates, will have on its consolidated financial statements.

The Group has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

•	Reclassification

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

•	Effect of the Restatement on the Consolidated Financial Statements for the year ended December 31, 2022

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

The impact of the restatement on the December 31, 2021 financial statements is reflected in the following tables:

CONSOLIDATED BALANCE SHEETS	December 31, 2021
	As Previously Reported	As Restated

Ordinary share	5,322,459 no par value shares issued as of December 31, 2021 (2020: 3,260,559)	7,899,832 no par value shares issued as of December 31, 2022 and 2021

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)	December 31
	As Previously Reported	As Restated
	US$’000	US$’000

Operating income / (loss)
2021	781	771
2020	(1,701)	(272)

Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic
2021	US$ 0.19	US$ 0.13
2020	US$ 0.25	US$ 0.10

- Diluted
2021	US$ 0.19	US$ 0.13
2020	US$ 0.25	US$ 0.10

Weighted average number of ordinary shares outstanding
- Basic
2021	5,154,759	7,732,132
2020	3,092,859	7,732,132

- Diluted
2021	5,154,759	7,732,132
2020	3,092,859	7,732,132

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	December 31
	As Previously Reported	As Restated

Number of ordinary share
Balance at December 31, 2020	3,260,559	7,899,832
Balance at December 31, 2021	5,322,459	7,899,832

Commensurate adjustments have been made to Notes 2 (s), 11, 16 and 24 to the consolidated financial statements.

Note 3:   Segment information

(i) The Group reports under two segments: Trading and manufacturing, and Engineering.

Operating income represents total revenues less operating expenses, excluding other expense, interest and income taxes. The identifiable assets by segment are those used in each segment’s operations. Intersegment transactions are not significant and have been eliminated to arrive at consolidated totals.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	9,332	9,619	9,476
Engineering	5,617	11,769	3,881
	14,949	21,388	13,357
Operating income / (loss)
Trading and manufacturing	(246)	130	941
Engineering	590	846	(1,027)
Unallocated corporate expenses	(230)	(205)	(186)
	114	771	(272)

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	28	32	39
Engineering	5	6	10
	33	38	49
Capital expenditures, gross
Trading and manufacturing	2	1	2
Engineering	5	3	9
	7	4	11

	December 31,
	2022	2021
	US$’000	US$’000
Assets
Trading and manufacturing	13,637	7,969
Engineering	5,726	13,281
	19,363	21,250
Liabilities
Trading and manufacturing	1,300	3,428
Engineering	3,257	3,021
	4,557	6,449

(ii) Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue -
The PRC	5,878	13,217	5,072
Hong Kong	7,174	7,937	8,024
Others	1,897	234	261
	14,949	21,388	13,357

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(iii) Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2022	2021
	US$’000	US$’000

Hong Kong	8	25
The PRC	171	190
	179	215

(1) Long-lived assets represent property, plant and equipment, net.

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2022	2021	2020

Supplier A	33%	42%	30%
Supplier B	21%	13%	10%
Supplier C	6%	6%	9%
Supplier D	5%	6%	6%
Supplier E	-	5%	5%
Supplier F	5%	-	-
Supplier G	5%	-	-
Supplier H	-	-	12%

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2022	2021	2020

Customer A	18%	15%	9%
Customer B	9%	-	8%
Customer C	6%	-	6%

Note 4:   Accounts receivable, net

Accounts receivable, net consisted of the following at December 31,:

	2022	2021
	US$’000	US$’000

Contract receivables	1,614	3,661
Less: allowance for doubtful accounts	(28)	(30)
	1,586	3,631

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2022	2021
	US$’000	US$’000

Balance at beginning of period	30	30
Less : reversal in allowances	(2)	-
Balance at end of period	28	30

The following is an aging analysis of accounts receivable, net at December 31:

	2022	2021
	US$’000	US$’000

Current	710	1,441
Past due
1-30 days	477	1,570
31-60 days	311	495
61-90 days	32	108
Greater than or equal to 91 days	56	17
	876	2,190
	1,586	3,631

Note 5: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2022	2021
	US$’000	US$’000

Deposits paid	255	243
Prepayments	76	104
Other receivables	152	222
Other tax recoverable	3	3
	486	572

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 6: Contract assets and liabilities

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

Contract assets consisted of the following at December 31:

	2022	2021
	US$’000	US$’000

Unbilled revenue	217	74

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2022	2021
	US$’000	US$’000

Deferred revenue	625	1,076

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2022	2021
	US$’000	US$’000

Contract assets	217	74
Contract liabilities	(625)	(1,076)
Net contract liabilities	(408)	(1,002)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$212,000 and US$79,000 for the years ended December 31, 2022 and 2021, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2022	2021
	US$’000	US$’000

Costs incurred in contracts in process	682	169
Estimated earnings	68	59
Cost and estimated earnings on uncompleted contracts	750	228
Less: billings to date	(1,158)	(1,230)
	(408)	(1,002)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2022	2021
	US$’000	US$’000

Unbilled revenue	217	74
Deferred revenue	(625)	(1,076)
	(408)	(1,002)

Disaggregated revenue from contracts

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	9,332	9,619	9,476
Engineering (revenue recognized over time)	5,617	11,769	3,881
	14,949	21,388	13,357

Note 7:   Inventories

	December 31,
	2022	2021
	US$’000	US$’000

Raw materials	285	89
Work in progress	10	20
Finished goods	308	438
	603	547

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2022, and 2021, write-down of inventories amounted to US$4,000 and US$55,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

Note 8:   Property, plant and equipment, net

	December 31,
	2022	2021
	US$’000	US$’000

Office premises*	673	673
Leasehold improvements	67	125
Furniture, fixtures and office equipment	311	439
Motor vehicles	173	175
Testing equipment	32	37
	1,256	1,449

Less: Accumulated depreciation	(1,077)	(1,234)
	179	215

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000

Depreciation charge	33	38	49

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of these consolidated financial statements. The net book value of the property at December 31, 2022 is approximately US$84,000 (2021: US$88,000).

Note 9: Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

	December 31,
	2022	2021

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.
Interest held	19.4%	19.4%

	US$’000	US$’000

Long-term investment, at cost, less impairment	5,540	5,540
Share of undistributed profits	2,711	2,537
	8,251	8,077

Far East is holding 19.4% (2021: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2022	2021
Balance Sheet:	US$’000	US$’000

Current assets	54,228	42,510

Non-current assets	13,167	15,172
Total assets	67,395	57,682

Total liabilities	(38,582)	(27,376)
Total shareholders’ equity	28,813	30,306

	Year ended December 31,
	2022	2021
Operating results:	US$’000	US$’000

Net sales	59,983	51,280

Operating income	1,175	1,997

Net income	2,346	2,105

Note 10 : Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2022 and 2021 annual impairment test we performed a qualitative assessment, using information as of December 31, 2022 and 2021, respectively. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2022, 2021 and 2020. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2022 and 2021, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 11 : Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2022	2021
	US$’000	US$’000

Dividend payables	80	86
Deposits received from customers	5	6
Rental deposit received	3	3
Accruals for operating expenses	951	1,360
Other tax payables	192	130
	1,231	1,585

Note 12: Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to two years.

The components of lease expense are as follows:

	Years ended December 31,
	2022	2021
	US$’000	US$’000

Operating lease cost	175	243
Short-term lease cost	121	62
Total lease cost	296	305

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2022	2021
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	195	196
Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2022	2021
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	219	238
Current portion of long-term operating lease obligations	113	175
Long-term operating lease obligations, net of current maturities	87	41
	200	216

Weighted average remaining lease term
Operating leases	20 months	23 months

Weighted average discount rate
Operating leases	4.44%	5.00%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2022	134
2023	69
Total lease payments	203
Less: imputed interest	(3)
Total	200

Note 13 : Ordinary share

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

Number of outstanding shares at year end of:

	2022		2021

Shares issued	7,899,832	*	7,899,832	*
Less: shares under treasury stock	(167,700)		(167,700)
	7,732,132		7,732,132

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 14 : PRC statutory reserves

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,531,000 as at December 31, 2022 (2021: US$2,452,000 and 2020: US$3,174,000).

(ii)	Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries. The balances as at December 31, 2022 and 2021 include in statutory reserves were US$12,000.

(iii)	Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital. The balances as at December 31, 2022 and 2021 include in statutory reserves were US$408,000.

Note 15 : Other income, net

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	(93)	77	101
Rental income	37	50	59
Government subsidies – Employment Support Scheme *	69	-	147
	13	127	307

* The amount represents salaries and wage subsidies granted under Anti-Epidemic Fund by the Government of the Hong Kong Special Administrative Region for the use of paying wages of employees from June to November 2020.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 16 : Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2022, 2021 and 2020.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East and Euro Tech (China) Limited provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2022 and 2021 (2020: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2021 and 2020: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, ETTS had an assessable loss carried forward of US$103,000 as agreed by the local tax authority to offset its profit for the forth coming years (2021: US$18,000 and 2020: US$604,778). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2021 and 2020: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, SET had an assessable loss carried forward of US$982,000 as agreed by the local tax authority to offset its profit for the forth coming years (2021: US$678,000 and 2020: US$658,733). Such loss will expire in 5 years.

Shanghai Euro Tech Environmental Engineering Company Limited (“SETEE”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2021 and 2020: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, SETEE had no assessable loss carried forward to offset its profit for the forth coming years (2021: Nil and 2020 : Nil).

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2021 and 2020: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2022, Yixing had an assessable loss carried forward of US$1,509,000 as agreed by the local tax authority to offset its profit for the forth coming years (2021: US$1,759,000 and 2020: US$2,304,828). Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2022 (2021: US$0.6 million and 2020: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Current taxes (expense )
Hong Kong profits tax and the PRC EIT	-	(57)	(4)
Income tax expense	-	(57)	(4)

Deferred tax (expenses) / credit
Hong Kong and the PRC	(24)	147	(92)
Total deferred tax (expenses) / credit	(24)	147	(92)

Total (expense) / credit	(24)	90	(96)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2022, 2021 and 2020 and our effective tax rates were as follows:

	Year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000

Income before income taxes	563	1,276	498
Computed tax using respective companies’ statutory tax rates	131	158	133
Change in valuation allowances	58	349	48
Under-provision for income taxes in prior years	-	(12)	-
Non-deductible expenses	(213)	(405)	(277)
Income tax (expense) / credit at effective tax rate	(24)	90	(96)

The components of deferred tax assets / (liabilities) are as follows:

	December 31,
	2022	2021
	US$’000	US$’000

Tax losses	649	614
Temporary differences	-	(3)
Less: Valuation allowances	(541)	(469)
Net deferred tax assets	108	142

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 17 : Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2022	2021	2020
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	7,732,132	7,732,132	7,732,132

Note 18 : Stock options

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

During the year ended December 31, 2022, the Company granted such options to its officers, directors and employees, which allow them to purchase up to 80,000 ordinary shares. The exercise price of all options granted is US$2.80 per share. The stock options granted are exercisable on April 1, 2024 and terminate on April 18, 2029.  The Company has estimated the fair value of the options granted under the Binomial pricing model at US$1.3055 per share.

During the year ended December 31, 2022, 41,250 options were cancelled that became non-exercisable when those related employees left from the Company.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	85,000	1.56	51,000	2.60	51,000	2.60
Granted	80,000	2.8	-	-	-	-
Cancelled	(41,250)	(1.04)	-	-	-	-
Bonus shares adjustment	82,500	(0.72)	34,000	(1.04)	-	-
Outstanding, end of year	206,250	1.52	85,000	1.56	51,000	2.60

Exercisable, end of year	86,250	1.04	-	-	-	-

As of December 31, 2022 and 2021, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is approximately US$45,000 (2021: US$55,000 and 2020: US$54,000).

The Group applies the provisions of ASC 718-10, which requires to recognise expense related to the fair value of stock-based compensation awards, including employee stock options.

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

Note 19 : Pension plan

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

During the years ended December 31, 2022, 2021 and 2020, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$302,000, US$225,000 and US$104,000, respectively.

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

Note 20 : Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)	Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$72,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$6,047,000 (2021: US$5,327,000). Cash transactions are limited to high credit quality banks.

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

Note 21 : Risk and uncertainty

 (i) Impact from COVID-19

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

All of the Group’s revenue is concentrated in China through our subsidiaries. Consequently, the Group’s revenues were impacted by COVID-19 and were significantly lower in 2020 as compared to the same period of 2019. The Group had to comply with the temporary closure of stores and facilities, or the “shelter in place” order, in China in the first quarter of 2020. As a result, we closed our facilities in January 2020 and re-opened them in late March 2020. The COVID-19 outbreak materially adversely affected our business operations, financial condition and operating results for 2020, including but not limited to material negative impact on the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. The Group has not incurred significant disruptions from COVID-19 in 2021.

In early 2022, COVID-19 outbreak started again in China. From February to December in 2022, China has taken a number of actions in response to such outbreak, which actions include the implementation of a lockdown policy in certain cities, including Shanghai, where the Group are located, pursuant to which buildings and facilities were temporarily shut down from time to time, and the government has also imposed strict travel restrictions and quarantine requirements at time. As a result, our supply chain has been materially and adversely affected, and the number of purchase orders the Group received dropped significantly. In addition, many of the Group’s employees and their family members became infected with COVID-19 in December 2022 and had to take sick leave, which led to further adverse impact on the Group’s business operations.

Starting from January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic.  The Group believes this has substantively reduced the risk of delay and other uncertainty to the Group’s business operations, except that it may be more difficult for the Group to recruit foreign talent going forward, especially in the near, because such foreign talent may have returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact the Group’s business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and may impact the Group’s future results of operations.

 (ii) Property title in the PRC

The Group, through its subsidiary, Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$39,000 annually as per the latest agreement The Group has made payment for such property, but has not successfully obtained Certificate of Real Estate Ownership, and thus title, of such property from the PRC authority. The property’s book value as at December 31, 2022 was approximately US$84,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

In connection with the above, if the property is to be disposed, it is likely that Far East’s title to the property will be challenged, and in such case the Group will need to incur additional costs and expenses to confirm and defend its title to the property and the rental income it has collected. There is no assurance that Far East will succeed in its efforts to obtain the title to the property and the rental income it has collected. Far East’s failure in this regard could have material adverse effect on the Group’s financial position, results of operations, and cash flow.

 (iii) Non-controlling interest Put Option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.  The management of the Group has conducted an assessment of the fair value of the put option and determined it to be immaterial. The fair value assessment of the put option involves significant judgment and estimation, the management's reliance on internal expertise for the fair value assessment may introduce inherent uncertainties and potential for subjectivity.

Note 22 : Related party transactions

Other than compensation to directors and stock options available to the directors and disposal of long-term investment to associate Blue Sky for a total consideration of approximately US$148,000 with nil gain or loss on disposal during the year ended December 31, 2020, there were no transactions with other related parties in the years 2022, 2021 and 2020.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 23 : Commitments and contingencies

(i) Banking facilities

As at December 31, 2022 and 2021, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$432,000 and US$605,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The Group undertakes to maintain its tangible net worth not at any time less than approximately US$3,846,000 and was in compliance with the covenant. The weighted average interest rate for import loans as at December 31, 2022 was 6.7% per annum (2021: 5% per annum). For the years ended December 31, 2022 and 2021, the average dollar amount of the bank borrowings was approximately US$415,000 and US$219,000, respectively and average interest rates were approximately 6.7% and 5% per annum respectively for the years ended December 31, 2022 and 2021.

(ii) Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.  Based on the analysis under ASC 820 “ Fair Value Measurement” , Level 3 inputs: unobservable inputs that are supported by little or no market ability, the Group assessed that that the fair value of non-controlling interest put option is immaterial,

(iii) Insurance

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

(v) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2022 and 2021.

(vi) Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2022 and 2021, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 24: Subsequent event

On April 18, 2023, the Company approved a stock repurchase plan to repurchase up to 230,000 ordinary shares, for an aggregate purchase price of not more than US$300,000.

In accordance with ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022, up through the date the Company issued the audited consolidated financial statements.

 ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION

TECHNOLOGY COMPANY LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Shareholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). We assessed the revenue recognition as a critical audit matter in relation to the complexity and judgment  involved in applying ASC 606 to the Group’s revenue streams from different type of contracts. Specifically, there are two distinct performance obligation models being used: performance obligations satisfied overtime for long-term contracts (design, installation, and operation management services) and performance obligations satisfied at a point-in-time for short-term contracts (sales of equipment).

For long-term contracts involving design, installation and operation management services, revenue is recognized over time based on the ratio of project costs incurred to estimated total cost. This determination requires significant management judgment and assumptions. For short-term contracts, involving sales of equipment, revenue is recognized at a point in time upon delivery of the products to the customers. In addition, contract modifications, such as change orders, claims and incentives, are routine in the performance of contracts.

Misapplication of ASC 606 or errors in estimating variable consideration could result in material misstatements in the financial statements. Our key consideration is our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, the identification and measurement of performance obligations, the determination of the stage of completion, the estimation of variable consideration, and the classification of contract assets and liabilities.

Our audit procedures to assess the above include:

1.	Understand and evaluate the Group’s revenue recognition procedures, including the adoption and application of ASC 606;
2.	Evaluate the identification and measurement of performance obligations, including the Group’s determination of whether they are distinct or combined;
3.	Assess the methodology used to measure progress towards complete satisfaction of performance obligations over time;
4.	Evaluate the estimation methods for variable consideration, and assess the reasonableness of the estimates;
5.	Test samples of contracts and evidence to ensure reasonable accuracy and completeness of revenue recognition;
6.	Validate estimated costs to complete projects by comparing them with actual costs incurred, including cost incurred after year-end;
7.	Consider consistency of evidence and obtained in other areas of the audit;
8.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB Number: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

May 12, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2021, the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021, and the results of its consolidated operations and its consolidated cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

The principal considerations for our determination that revenue recognized over time is a critical audit matter is that auditing management’s estimate of the progress toward completion of its projects was complex and subjective. This is due to the considerable judgment required to evaluate management’s determination of the forecasted costs to complete its long-term contracts as future results may vary significantly from past estimates due to changes in facts and circumstances. In addition, auditing the Group’s measurement of variable consideration is also complex and highly judgmental and can have a material effect on the amount of revenue recognized.

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

Hong Kong, the People’s Republic of China

May 13, 2022

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
	RMB’000	RMB’000
Assets
Current assets:
Cash	121,382	54,976
Accounts receivable, net	135,773	106,022
Prepayments and other current assets	21,151	33,498
Contract assets, net	76,992	72,310
Inventories	4,399	3,386
Short-term investments	14,805	-

Total current assets	374,502	270,192

Property, plant and equipment, net	68,405	74,063
Intangible assets, net	1,808	1,865
Land use right, net	4,850	4,997
Deferred tax assets	14,666	14,305
Long-term investments	1,200	1,200

Total non-current assets	90,929	96,430

Total assets	465,431	366,622

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	5,508	13,518
Accounts payable	128,713	93,962
Other payables and accrued expenses	88,501	18,428
Contract liabilities	34,503	37,481
Other taxes payable	8,193	6,724

Total current liabilities	265,418	170,113

Deferred government grant	1,027	3,889

Total non-current liabilities	1,027	3,889

Total liabilities	266,445	174,002

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorized, issued and outstanding, as of December 31, 2022 and 2021, respectively	82,572	82,572
Capital reserve	35,761	35,761
PRC statutory reserve	18,024	16,582
Retained earnings	56,193	52,409

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	192,550	187,324
Non-controlling interests	6,436	5,296

Total shareholders’ equity	198,986	192,620

Total liabilities and shareholders’ equity	465,431	366,622

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Revenues	403,118	330,841	304,710

Cost of revenues	(335,978)	(275,455)	(261,478)

Gross profit	67,140	55,386	43,232

Selling and administrative expenses	(59,247)	(52,161)	(60,393)

Operating income / (loss)	7,893	3,225	(17,161)

Interest income	105	46	30
Interest expense	(634)	(747)	(1,676)
Other income	11,789	11,594	39,646
Other losses	(3,755)	(1,238)	(5,481)

Net income before income tax	15,398	12,880	15,358

Income tax credit / (expense)	368	698	(1,858)

Net income	15,766	13,578	13,500
Net loss attributable to non-controlling interests	(1,458)	(2,293)	2,032
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	14,308	11,285	15,532

Net income per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.17	RMB 0.14	RMB 0.19

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	15,766	13,578	13,500
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	257	255	142
Amortization of land use right	150	150	159
Depreciation	6,580	6,466	6,359
Gain on disposal of property, plant and equipment	-	(39)	-
Impairment loss on contract assets	3,560	1,238	1,399
Impairment loss on short-term investments	195	-	1,340
Impairment loss on property, plant and equipment	-	-	2,742
Proceeds from deferred government grant	700	-	-
Property, plant and equipment written off	218	-	-
Reversal of allowance for doubtful accounts	(983)	(183)	(6,463)
Change in non-current assets and liabilities:
Deferred government grant	(3,562)	(1,005)	2,545
Deferred tax assets	(361)	(666)	331
(Increase)/decrease in current assets:
Accounts receivable, net	(28,768)	12,782	26,620
Prepayments and other current assets	12,347	(5,111)	24,472
Contract assets, net	(8,241)	20,946	(14,932)
Inventories	(1,014)	(997)	3,366
Short-term investments	-	-	800
Increase/(decrease) in current liabilities:
Accounts payable	34,751	(3,833)	8,423
Other payables and accrued expenses	70,063	681	10,164
Contract liabilities	(2,978)	(9,654)	(8,763)
Other taxes payable	1,469	(8,596)	5,638
Current portion of long-term finance lease obligations	-	-	(11,263)
Tax paid	-	151	(9,223)

Net cash provided by operating activities	100,149	26,163	57,356

Cash flows from investing activities:
Proceeds from investment	-	-	295
Proceeds from sale of partial shareholding in a subsidiary	-	-	137
Proceeds from sale of property, plant and equipment	-	148	-
Purchase of intangible assets	(200)	-	(1,350)
Purchase of long-term investments	-	(1,200)	-
Purchase of property, plant and equipment	(1,143)	(1,381)	(577)
Purchase of short-term investments	(15,000)	-	-
Purchase of subsidiary	-	-	(5,100)

Net cash used in investing activities	(16,343)	(2,433)	(6,595)

Cash flows from financing activities:
Repayments of bank borrowings	(14,000)	(20,000)	(36,800)
Proceeds from bank borrowings	6,000	13,500	30,000
Dividend paid to shareholders and interest paid	(9,400)	(13,223)	(4,606)

Net cash used in financing activities	(17,400)	(19,723)	(11,406)

Net increase in cash and cash equivalents	66,406	4,007	39,355

Cash and cash equivalents at beginning of year	54,976	50,969	11,614

Cash and cash equivalents at end of year	121,382	54,976	50,969

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the year for income tax	-	-	-
Cash paid during the year for interest	626	680	1,716
Finance leases (disclosed in accompanying Note 3)	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2019	82,572	35,510	14,421	46,423	3,943	182,869
Net income / (loss)	-	-	-	15,532	(2,032)	13,500
Dividend paid	-	-	-	(2,890)	-	(2,890)
Others	-	251	(436)	(3,968)	(269)	(4,422)
Appropriation of reserves	-	-	1,685	(1,685)	-	-
Consolidation of companies under common control	-	3,600	-	1,836	2,122	7,558
Ordinary shares injected by shareholders	-	-	-	-	(761)	(761)
Utilization of reserve	-	(3,600)	-	-	-	(3,600)
Balance at December 31, 2020	82,572	35,761	15,670	55,248	3,003	192,254
Net income	-	-	-	11,285	2,293	13,578
Dividend paid	-	-	-	(13,212)	-	(13,212)
Appropriation of reserves	-	-	912	(912)	-	-
Balance at December 31, 2021	82,572	35,761	16,582	52,409	5,296	192,620

Net income	-	-	-	14,308	1,458	15,766
Dividend paid	-	-	-	(9,082)	(318)	(9,400)
Appropriation of reserves	-	-	1,442	(1,442)	-	-
Balance at December 31, 2022	85,572	35,761	18,024	56,193	6,436	198,986

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

The Group’s principal subsidiaries at December 31, 2022 and 2021 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2022	2021

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	100%*	PRC	Design, general contract, installation and operating management of environmental protection projects

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	38.25%	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	80%	80%	PRC	Manufacturing of environmental protection equipment
Hangzhou Zhongyi Ecological and Environmental Consulting Company Limited	40.1%**	-	PRC	Consultation services of environmental protection projects

* This company was acquired in August 2020.

** This company was acquired in April 2022.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies

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

Our revenue is derived from long-term contracts for customers, as well as short-term contracts for customers. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers), is as follows:

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(d)	Revenue recognition (Cont’d)

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(d)	Revenue recognition (Cont’d)

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

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB29,115,000, RMB23,419,000 and RMB28,589,000 for the years ended December 31, 2022, 2021 and 2020 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2022, 2021 and 2020 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in the PRC. The tax returns for 2022, 2021 and 2020 are subject to examination by the PRC taxing authorities, commencing with the first year filed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(g)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2022 and 2021.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(k)	Property, plant and equipment and land use right, net (Cont’d)

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

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB Nil, RMB Nil and RMB2,742,000 for the years ended December 31, 2022, 2021 and 2020 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(o)	Leases arrangements

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

At December 31, 2022, there were 82,572,000 shares (2021: 82,572,000 shares) issued.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(s)	Net income per ordinary share

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 35%, 35%, and 39% of consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022, 2021 and 2020, one customer accounted for 14%, 16% and 16% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2022 and 2021, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(x)	Statutory reserve

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

ASC 820 provides guidance on how to measure fair value for financial reporting purpose. The Group uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active    markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2022 and 2021, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(aa)	Recent accounting pronouncements (Cont’d)

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". The new standard requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Group’s accounts receivable, contract assets and non-current assets. It replaces the existing incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. The standard requires a cumulative effect adjustment to the consolidated balance sheet as of the beginning of the first reporting period in which the guidance is effective. ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group from January 1, 2023. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805)". ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2022. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848". This ASU defers the sunset date of Topic 848, which provides relief to entities affected by reference rate reform. The ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2025. The standard is effective immediately and the Group adopted the standard in December 2022 with no financial impact. The Group is currently assessing the impact ASU 2020-04, for which this ASU 2022-06 relates, will have on its consolidated financial statements.

The Group has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(ab)	Non-controlling interests

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

3.	Lease obligations

The Group has finance leases primarily for equipment.

The components of lease expense are as follows:

Years ended December 31,
	2022	2021
	RMB’000	RMB’000

Finance lease cost:
Amortization of right-of-use assets	-	-
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	-	-
Total finance lease cost	-	-

Supplemental consolidated cash flow information related to leases is as follows:

Years ended December 31,
	2022	2021
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from finance leases	-	-
Right-of-use assets obtained in exchange for lease obligations (noncash):
Finance leases	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3.	Lease obligations (Cont’d)

Supplemental consolidated balance sheet information related to leases is as follows:

December 31,
	2022	2021
	RMB’000	RMB’000

Finance leases
Property, plant and equipment, at cost	-	-
Accumulated depreciation and impairment losses	-	-

Property, plant and equipment, net	-	-

Current maturities of long-term debt	-	-
Total finance lease liabilities	-	-

Weighted average remaining lease term
Finance leases	-	-

Weighted average discount rate
Finance leases	-	5.9%

4.	Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2022	2021
	RMB’000	RMB’000

Contract receivables	175,792	148,889
Less: allowance for doubtful accounts	(40,019)	(42,867)

	135,773	106,022

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2022	2021
	RMB’000	RMB’000

Balance at beginning of year	42,867	42,182
Add: provision for allowances	822	868
Less: reversal of provision for doubtful accounts	(983)	(183)
Less: write-off of doubtful accounts	(2,687)	-

Balance at end of year	40,019	42,867

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4.	Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2022	2021
	RMB’000	RMB’000

Within 1 year	111,436	82,534
1 year - 2 years	12,236	12,144
2 years - 3 years	1,437	5,111
3 years - 4 years	6,132	5,141
4 years - 5 years	4,532	1,092

	135,773	106,022

At December 31, 2022, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2021: RMB Nil).

5.	Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2022	2021
	RMB’000	RMB’000

Prepayments	12,547	22,717
Deposits paid for bidding projects and temporary payments	6,004	7,030
Other current assets	2,600	3,751

	21,151	33,498

6.	Contract assets, net and liabilities

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2022	2021
	RMB’000	RMB’000

Unbilled revenue	76,992	72,310

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2022	2021
	RMB’000	RMB’000

Deferred revenue	34,503	37,481

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2022	2021
	RMB’000	RMB’000

Contract assets	76,992	72,310
Contract liabilities	(34,503)	(37,481)

Net contract assets	42,489	34,829

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2022	2021
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	688,184	503,434
Less: billings to date	(645,695)	(468,605)

	42,489	34,829

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2022	2021
	RMB’000	RMB’000

Gross contract assets	89,440	81,198
Less: allowance for doubtful accounts	(12,448)	(8,888)

	76,992	72,310

7.	Inventories

	December 31,
	2022	2021
	RMB’000	RMB’000

Raw materials	1,961	2,381
Finished goods	2,438	1,005
	4,399	3,386

8.	Short-term and long-term investments

The Group's short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in Nil (2021: Nil) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.	Property, plant and equipment

		December 31,
		2022	2021
		RMB’000	RMB’000

Building and leasehold improvements		167,874	167,874
Furniture, fixtures and office equipment		3,795	3,694
Motor vehicles		4,610	4,647
Plant and machineries		10,619	10,097

Total		186,898	186,312

Less: Accumulated depreciation and amortization		(82,252)	(76,008)
Accumulated impairment losses		(36,241)	(36,241)

Total		(118,493)	(112,249)

Net		68,405	74,063

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,580	6,466	6,359

At December 31, 2022, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB1,275,000 (2021: RMB1,524,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10.	Intangible assets, net

	December 31,
	2022	2021
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	3,950	3,750
Others	165	165

	4,115	3,915

Less: Accumulated amortization	(2,307)	(2,050)

Net carrying amount	1,808	1,865

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Amortization expense	257	255	142

At December 31, 2022, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2023	257
2024	257
2025	257
2026	257
2027	257
Thereafter	523

Total	1,808

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.	Land use right, net

	December 31,
	2022	2021
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,511)	(2,364)

Net carrying amount	4,850	4,997

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Amortization expense	150	150	159

At December 31, 2022, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB1,417,000 (2021: RMB1,463,000).

As December 31, 2022, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2023	150
2024	150
2025	150
2026	150
2027	150
Thereafter	4,100

Total	4,850

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12.	Bank borrowings

	December 31,
	2022	2021
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	501	8,511
Bank loans borrowed by subsidiaries of the Company (note ii)	5,007	5,007

	5,508	13,518

(i)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2022 bears interest at fixed rates of 3.85% (2021: 4.35% to 5%) per annum. Interest paid during the year ended December 31, 2022 was approximately RMB408,000 (2021: RMB253,000 and 2020: RMB1,377,000).

(ii)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2022, bears interest at a fixed rate of 4.85% (2021: a fixed rate ranging from 4.35% to 5%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2022 was approximately RMB218,000 (2021: RMB427,000 and 2020: RMB287,000).

13.	Other payables and accrued expenses

	December 31,
	2022	2021
	RMB’000	RMB’000

Accrued expenses	8,731	8,315
Output VAT	5,967	5,468
Deposits received and temporary receipts	73,803	4,645

	88,501	18,428

14.	Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2021: 3% to 13%) of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15.	Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years.

16.	Other income and other losses

Other income

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Compensation income	-	-	22,548
Gain on disposal of property, plant and equipment	-	39	-
Investment income	824	531	266
Amounts waived by payees	980	3,061	4,535
Reversal of allowance for doubtful accounts	983	183	6,463
Subsidy income from PRC government	9,002	7,780	5,834

	11,789	11,594	39,646

Other losses

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Impairment loss on short term investments	195	-	-
Impairment loss on contract assets	3,560	1,238	1,399
Impairment loss on long-term investments	-	-	1,340
Impairment loss on property, plant and equipment	-	-	2,742

	3,755	1,238	5,481

17.	Income tax (credit) / expense

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17.	Income tax (credit) / expense (Cont’d)

During the years ended December 31, 2022 and 2021, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Zhejiang Tianlan Environmental Engineering and Design Company Limited and Zhejiang Tianlan Environmental Protection Engineering Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Current tax (credit) / expense
PRC EIT	(7)	(32)	757

Income tax (credit) / expense	(7)	(32)	757

Deferred tax (credit) / expense	(361)	(666)	1,101

Total deferred tax (credit) / expense	(361)	(666)	1,101

Total (credit) / expense	(368)	(698)	1,858

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2022, 2021 and 2020 and our effective tax rates were as follows:

	Year ended December 31,
	2022	2021	2020
	RMB’000	RMB’000	RMB’000

Income before income tax	15,398	12,880	15,358
Computed tax using respective companies’ statutory tax rates	2,309	1,932	2,304
(Over)-provision for income tax in prior years	(69)	(39)	(48)
Temporary differences	2,089	401	182
Tax effect of revenue not subject to tax	3	-	-
Tax effect of expenses not deductible for tax purposes	500	286	2,306
Tax effect of special deduction for research and development costs	(5,257)	(3,263)	(3,001)
Others	57	(15)	115
Income taxes (credit) / expense at effective tax rate	(368)	(698)	1,858

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17.	Income tax (credit) / expense (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2022	2021
	RMB’000	RMB’000

Allowance for doubtful accounts	5,680	6,188
Deferred government grant	154	583
Impairment losses on assets	5,978	6,940
Tax losses	2,854	594

Total deferred tax assets	14,666	14,305

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

18.	Pension plan

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

During the years ended December 31, 2022, 2021 and 2020, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB2,691,000, RMB6,003,000 and RMB5,645,000 respectively.

19.	Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB115,282,000 (2021: RMB48,855,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20.	Related party transaction

There was no engineering service income from an investment in 2022 (2021: RMB273,000) and there was remuneration to key management personnel of approximately RMB1,083,000 (2021: RMB 1,209,000).

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

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2022 and 2021.

(v)	Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2022 and 2021, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

(vi)	Operating leases

The Group has no operating leases expense during the year ended December 31, 2022 (2021 and 2020: RMB Nil). At December 31, 2022, the Group has no future minimum lease payments under non-cancellable operating leases.

22	Subsequent event

The Company evaluated all events and transactions that occurred after December 31, 2022, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

