Form 20-F/A
period 2022-12-31
EURO TECH HOLDINGS CO LTD
filed 2023-08-28
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,723,632 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

Euro Tech Holdings Company Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2023 (the “Original Filing Date”), to add Item 16I “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections”.

This Amendment speaks as of the Original Filing Date (unless otherwise noted or as the context otherwise requires). Except as described above, no changes have been made to the Original Report, and this Amendment does not modify, amend or update the financial or other information contained in the Original Report. This Amendment does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Report to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC subsequent to the filing of the Original Report, if any. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also includes certifications under the Sarbanes-Oxley Act of 2002.

2

TABLE OF CONTENTS

Explanatory Note		2

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	4

3

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company presently wholly owns Euro Tech (Far East) Limited, or Far East, which directly owns all or majority of the equity of a few entities as listed in Exhibit 8.1 of the 2022 Annual Report. Other than Far East and these entities (collectively, the “Subsidiaries” and each, a “Subsidiary”), the Company does not have any other consolidated foreign operating entities. The Company does not use a variable-interest entity structure.

The Company hereby discloses that,

(1) Union Power HK CPA Limited, or Union Power, audited its financial statements for the fiscal year ended December 31, 2021 and 2020 respectively, and J&S Associate PLT, or J&S, audited its financial statements for the fiscal year ended December 31, 2022. Union Power is headquartered in Hong Kong and that the Public Company Accounting Oversight Board has previously determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. J&S is headquartered in Malaysia;

(2) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia owns any shares of the Company or any Subsidiary;

(3) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia has any controlling financial interest with respect to the Company or any Subsidiary;

(4) none of the Company and the Subsidiaries has any director who is an official of the Chinese Communist Party; and

(5) none of the Memorandum and Articles of Association or equivalent charter documents of the Company and the Subsidiaries contains any charter of the Chinese Communist Party, including the text of any such charter.

4