Form 20-F
period 2023-12-31
EURO TECH HOLDINGS CO LTD
filed 2024-04-30
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report 7,716,299 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

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

U.S. GAAP, Fiscal Year and Exchange Rate Information

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our fiscal year ends on December 31. References in this annual report to fiscal year 2019, fiscal year 2020, fiscal year 2021, fiscal year 2022 and fiscal year 2023, or Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022 and Fiscal 2023, are to the fiscal years ended on December 31, 2019, 2020, 2021, 2022 and 2023 respectively.

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”). Its subsidiaries and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

Our financial statements are expressed in U.S. Dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. Dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi or Hong Kong Dollars to U.S. Dollars in this annual report were made for fiscal years 2023, 2022 and 2021 at 7.0684 RMB, 6.9061 RMB and 6.3757 RMB to US$1.00, respectively, and at 7.8000 HKD, 7.8000 HKD and 7.8000 HKD to US$1.00, respectively. The exchange rates were substantially the same as the middle rates published by the People’s Bank of China (“PBOC”) on December 31, 2023, 2022 and 2021 respectively.

We make no representation that any Renminbi, Hong Kong Dollars or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars, Hong Kong Dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

GLOSSARY

The following glossary of terms may clarify the terminology used in this annual report.

Ambient Air:	Atmospheric air (outdoor as opposed to indoor air).

Anaerobic:	Treating wastewater biologically in the absence of air.

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

PART I

ITEM 3. KEY INFORMATION

China Section

Our Corporate Structure

As an investor, you hold an interest in Euro Tech Holdings Company Limited (the “Company” or “Euro Tech”). Euro Tech is a British Virgin Islands holding company and not an operating company. As a holding company with no material operations of its own, Euro Tech conducts its operations through its subsidiaries incorporated in Hong Kong, mainland China and the British Virgin Islands. As an investor, you directly hold an interest in Euro Tech, but you do not directly hold equity interest in Euro Tech’s subsidiaries, i.e., the operating companies of the Company’s business, and this structure involves risks to you.

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

Far East holds 58% of the total equity of Yixing Pact Environmental Technology Co., Ltd., a company incorporated in mainland China (referred to hereinafter as “Yixing”), and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands (referred to hereinafter as “Pact”), respectively. Yixing focuses on the design, manufacturing and operation of water and waste water treatment machinery and equipment, and Pact focuses on the sale of environmental protection equipment to overseas buyers, as well as undertaking environment protection projects and providing relevant technology advice, training and services.

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

Blue Sky is a public company in mainland China and therefore has a number of minority shareholders that are not publicly disclosed. The ten shareholders of Blue Sky with the top ten largest shareholding percentage are listed in the table below. We obtained the information in the table below from Blue Sky’s latest semi-annual report dated August 22, 2023:

	Shareholders	Ownership Percentage
1	Zhongbiao WU	25.30%
2	Euro Tech (Far East) Limited	19.42%
3	Zhineng WANG	13.65%
4	Deming WANG	11.37%
5	Yueai FENG	4.70%
6	Shan ZHONG	3.94%
7	Yuling ZHOU	3.93%
8	Huaming SUN	3.53%
9	Hangzhou Helan Technology Co.	2.87%
10	Changjie CHENG	2.48%

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

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. We face various legal and operational risks associated with being based in and having the majority of our operations in China. Changes in PRC economic, political or social conditions or government policies could materially adversely affect our business and results of operations. The PRC government has the authority to exert significant influence on the ability of a China-based company, including us, to conduct its business, and investors of Euro Tech and our business face potential uncertainty as a result. The PRC government may intervene or influence our operations at any time. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over our businesses and financing activities, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the enforcement of anti-monopoly regime and data security rules, as well as the risk of delisting if the Public Company Accounting Oversight Board of the United States, or the PCAOB, determines at any time that it is unable to conduct complete inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. In addition, there are risks and uncertainties regarding the enforcement of laws in China, and the rules and regulations in China can change quickly with little advance notice. The materialization of these risks may result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our shares to significantly decline in value or become worthless. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters”, “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” and “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that the PCAOB is unable to inspect or investigate completely for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC would identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021 and 2020, and subsequently on June 14, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

In January 2023, we appointed J&S Associate PLT (“J&S”), as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and J&S remains our independent registered public accounting firm for the fiscal year ending December 31, 2023. J&S is headquartered in Malaysia and subject to the inspections by the PCAOB, therefore we believe the appointment of J&S would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCAA, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCAA.

In addition, on December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and the Board voted to vacate the previous determinations to the contrary. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

If we continue to be identified as a “Commission-Identified Issuer”, the ramification of such identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCAA and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Based on our internal assessment, the Company and its subsidiaries are not required to obtain any permissions or approvals from the Chinese authorities to operate their respective business or offer the Company’s securities as currently conducted, except that the group companies located in mainland China should obtain a business license to operate their respective business. As listed in the chart below, such group companies have received their respective business license. None of the Company and its subsidiaries has ever been requested by any Chinese authority to obtain any other permissions or approvals to conduct their respective business or to offer the Company’s securities. In addition, please note that Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited listed have ceased their active business operations already.

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

We did not rely upon an opinion of counsel with respect to our conclusions regarding whether we need permissions and approvals to operate our business and to offer securities to investors. The basis of our assessment above is as follows: (1) the Company has been primarily a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). We have been in this business for more than 20 years for now and have never been required to apply for any permissions or approvals from the Chinese authorities to conduct our business; (2) we are aware of recent regulatory developments relating to Chinese authorities’ focus on cross-border data transfer, as further described in ”Item 4. Information on the Company — B. Business Overview – Recent Regulatory Update”. We do not believe our listing of ordinary shares requires permissions or approvals from the Chinese authorities. As a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers) to businesses (i.e., not end-customers), we are not deemed as a critical information infrastructure operator or online platform operator which are subject to more stringent requirements under China’s Cybersecurity Review Measures which became effective on February 15, 2022. Our customers in mainland China are corporate customers rather than individual customers, therefore we do not currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

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

Dividends

During the three fiscal years ended December 31, 2021, 2022 and 2023, Euro Tech made cash dividends in an amount of US$1,030,952, US$463,928 and nil to its shareholders (including U.S. investors), respectively. The source of such cash dividends is cash dividends and distributions from Far East. For mainland China and United States federal income tax considerations in connection with an investment in our ordinary shares, see “Item 10. Additional Information—E. Taxation.”

During the three fiscal years ended December 31, 2021, 2022 and 2023, Far East made cash dividends to Euro Tech in an amount of US$1,230,769, US$628,205 and nil, respectively.

 Cash transfers for working capital purposes

During the three fiscal years ended December 31, 2021, 2022 and 2023, Far East made cash transfers for working capital purposes to its 100% owned subsidiaries in Shanghai, namely Shanghai Euro Tech Limited and Euro Tech Trading (Shanghai) Limited in an amount of US$210,000, US$277,445 and US$129,200, respectively.

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

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of China, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions in the future, and in such event, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Cash Management Policies For Cash Transfer

Euro Tech and its subsidiaries have adopted substantially similar cash management policies that are described hereinafter in this paragraph. With respect to any transfer of funds, dividends or other distributions to affiliated companies, the finance department of the relevant group company (the “Finance Department”) should receive the requisite approval of the board of directors and/or resolutions of shareholders, before applying to the competent governmental agencies and banks to effectuate the intended transactions. If any of the aforesaid transactions involves payment to an overseas entity, the Finance Department should also submit payment application to Euro Tech’s Chairman and Chief Financial Officer, or CFO, and receive written approval of the transaction from them by email, thereafter the Finance Department can request the Chairman’s authorized representative (who should not be an employee of the relevant group company) to stamp the payment application. With such stamped application, the Finance Department can effectuate the fund transfer through the bank. The Finance Department should also take actions to comply with the rules and requirements of the foreign exchange authority and tax bureau in China, if applicable.

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

•

Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information – D. Risk Factors — A substantial part of our operations is in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” for a more detailed discussion on this matter.

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

•

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China—The PRC Government Imposes Currency Controls.”

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

Certain Risks Relating to Doing Business in China.

A substantial part of our operations is in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

We conduct a substantial portion of our business in China through our subsidiaries, whose operations are governed by PRC laws, rules, and regulations. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Because PRC laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. In recent years, the PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business. In addition, in recent years the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. The PRC government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our business practices, regulatory investigations, penalties, increased cost of operations, or otherwise affect our business. As a result, our business, financial condition and results of operations could be adversely affected and the trading prices of our ordinary shares could decline.

 The PRC government has also enhanced its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas equity financing and listing by Chinese companies. It is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded. No entity in our organization is currently (i) required to obtain permission from any Chinese authorities to list on any U.S. exchange or issue our ordinary shares to foreign investors or (ii) required to obtain permission from China Securities Regulatory Commission, or CSRC, Cyberspace Administration Commission, or CAC, or any other governmental authority, and no entity in our organization has received any such permissions or any notice of denial of such permissions. However, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

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

The growth of China’s economy has slowed in recent years compared to prior years. There have also been concerns about the relationships among China and other Asian countries, and the relationship between China and the United States, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. The COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected the business and operations of some of our customers located in Europe, and subsequently have adverse impact on our business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations. Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic, the Russia-Ukraine conflict or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in demand for and spending on the various products and services we offer. Moreover, rising inflation could result in higher costs of services and supplies and a decrease in consumer spending, which could negatively affect our business operations and financial results. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning privacy and data protection, particularly relating to the protection of personal information, cybersecurity and cross-border data transmission. These laws and regulations can be complex and the interpretation and application of these laws and regulations are often uncertain, in flux and complicated.

The PRC Cybersecurity Law, which took effect in June 2017, generally governs the construction, operation, maintenance and use of networks in China, subjects network operators to various security protection-related obligations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. We believe we are neither a network operator nor an operator critical information infrastructure and are compliant with the PRC Cybersecurity Law. However if we are determined by the PRC government to fail to comply with the PRC Cybersecurity Law, we could be subject to fines, suspension of businesses, and revocation of business licenses. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and whether and when it would be promulgated and take effect are subject to change with substantial uncertainty.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, requires mandatory government security review by the CAC prior to cross-border transfer of “important data.”

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the PRC Cybersecurity Law and PRC Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1%, 2.3%, 8.1%, 2.9% and 5.2 % in 2019, 2020, 2021, 2022 and 2023, respectively. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We May be Impacted by Inflation in PRC.

In recent years, the average inflation rate has increased by 2.9%, 2.5%, 0.9%, 2% and 0.2 % in 2019, 2020, 2021, 2022 and 2023, respectively. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Inflationary increases cause a corresponding increase in our general overhead. If the PRC rate of inflation continues to increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. A sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

The value of the Renminbi against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. In 2021, the value of the Renminbi further appreciated by approximately 2.3% against the U.S. dollar. In 2022, the Renminbi depreciated by approximately 4.1% against the U.S. dollar. In 2023, the Renminbi depreciated by approximately 4.55% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. Dollar in the future.

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

PRC Sovereignty over Hong Kong is Still Developing.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China. Pursuant to the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of Hong Kong (the “Basic Law”), Hong Kong is given a high degree of autonomy except in foreign and defense affairs. The formula for the preservation of Hong Kong’s independent legal and economic system under Chinese sovereignty has been referred to as “one country, two systems.” Under this principle of “one country, two systems,” the PRC’s political system and policies are not practiced in Hong Kong, and Hong Kong maintains a legal system that is based on common law and is different from that of the PRC.

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

During Fiscal 2023, the Company had revenues of US$17,940,000, operating loss of US$249,000, and loss before income taxes, equity in income of affiliates and non-controlling interests of US$232,000. In addition, we had income tax expense of US$45,000, and equity in income of affiliates of US$1,927,000. As a result, we had a net income of US$1,650,000 for Fiscal 2023 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2023 was primarily an decrease in the gross profit margin of our engineering-related operations. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$1,836,000 for Fiscal 2023.

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

Since January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic and has now completed lifted such restrictions and quarantines. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent at least in the near future, because such foreign talent may have left China and returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

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

The Company received its first order for the ballast water port solution system from Shanghai Yanshan port in 2020, and has since completed four other commercial port BWTS projects for Ningbo Zhoushan port, Taicang port, LianYunGang port and Zhangjiang chemical port in China respectively.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach”), and Hioki E.E. Corp. (“Hioki”) are among the Company’s largest suppliers in 2023, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2021, our sales revenue from trading activities increased by approximately 2%. During Fiscal 2022, our sales revenue from trading activities decreased by approximately 3%. During Fiscal 2023, our sales revenue from trading activities increased by approximately 30%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 41% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

In the years ended December 31, 2021, 2022 and 2023, we had 2, 1 and 2 customers that accounted for 10% or more of our revenues, respectively.

Customer Name	Year Ended December 31,2023	Year Ended December 31,2022	Year Ended December 31,2021
Customer A	14%	18%	15%
Customer B	10%	N.A.	17%

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

The Holding Foreign Companies Accountable Act, or HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that the PCAOB is unable to inspect or investigate completely for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC would identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021 and 2020, and subsequently on June 14, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

In January 2023, we appointed J&S Associate PLT, or J&S, as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and J&S remains our independent registered public accounting firm for the fiscal year ending December 31, 2023. J&S is headquartered in Malaysia and subject to the inspections by the PCAOB, therefore we believe the appointment of J&S would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCAA, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCAA.

In addition, on December 15, 2022, PCAOB Chair Erica Y. Williams released a statement stating that, for the first time in history, the PCAOB has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and the Board voted to vacate the previous determinations to the contrary. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

If we continue to be identified as a “Commission-Identified Issuer”, the ramification of such identification includes volatility in the trading price of our securities. We are also subject to the additional compliance requirements under the HFCAA and potentially other requirements under related proposed rules. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The Company holds interests and has invested, and may continue to hold interests and invest, in joint ventures or associated companies in which it has a non-controlling interest; for example, Zhejiang Tianlan Environmental Protection Technology Co., Ltd. In these cases, Company has limited influence over, and limited or no control of, the governance, performance and cost of operations of such entities. Some of these entities may represent significant investments and potentially also use the Company’s brand. These entities that Company does not control may make business, financial or investment decisions contrary to Company’s interests or may make decisions different from those that Company itself may have made. Additionally, Company’s partners or members of a joint venture or associated company may not be able to meet their financial or other obligations, which could expose Company to additional financial or other obligations, as well as having a material adverse effect on the value of its investments in those entities or potentially subjecting Company to additional claims.

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

Failure to deal effectively with fraudulent or illegal activities by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees, representatives, agents, business partners or service providers or that similar incidents will not occur in the future. Alleged or actual failure to comply or ensure our employees, representatives, agents, business partners and service providers to comply with these requirements could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading prices of our shares.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Moreover, if we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data. Breaches or failures of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations. If the security of domain names is compromised, we will be unable to use the domain names in our business operations.

We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. We could also be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time. We do not carry any cybersecurity insurance and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants.

Cyber-attacks and security breaches could subject us to negative publicity, regulatory investigations and significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction, materially decrease our revenue and net income, and negatively affect the trading prices of our shares.

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

Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$38,000 annually as per the latest agreement. Far East has made payment for such property, but has not successfully obtained Certificate of Real Estate Ownership, and thus title, of such property from the PRC authority. The property’s book value as of December 31, 2023 was approximately US$80,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

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

The trading price for our ordinary shares has been volatile and is likely to continue to fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, during Fiscal 2023, the trading price of our ordinary shares has ranged from US$1.06 to US$1.89 per Ordinary Share; and during Fiscal 2022, the trading price of our ordinary shares has ranged from US$1.07 to US$2.65 per Ordinary Share. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	changes in the general environment and the outlook of the segments in which we operate;

•	regulatory developments in the segments in which we operate;

•	actual or anticipated fluctuations in our half yearly or annual results of operations;

•	changes in financial estimates by securities research analysts;

•	negative market studies or reports;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in pricing we or our competitors adopt;

•	changes in our senior management;

•	litigation and regulatory allegations or proceedings that involve us or our ecosystem participants;

•	sales or anticipated sales of additional ordinary shares; and

•	fluctuations in the exchange rate between the Renminbi and the U.S. Dollar.

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

We may be considered to be a passive foreign investment company for the 2023 calendar year and may be a passive foreign investment company for future years, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2023. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2024 or any future years. If we are a PFIC in any year, a U.S. holder will be subject to certain adverse United States federal income tax consequences, and is urged to consult with his, her or its tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation.”

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

Yixing Pact Environmental Technology Company Limited, a Chinese company (“Yixing”) and Pact Asia Pacific Limited, a BVI company (“Pact,” collectively with “Yixing”, “Pact-Yixing”), which have engaged in the water and waste-water treatment solution business, became our majority-owned subsidiaries in 2005. We acquired additional two percent (2%) and five percent (5%) equity interests in Pact and Yixing in January 2010 and July 2011, respectively, through Far East. Since then, Far East has been the holder of fifty-eight percent (58%) equity interests in Pact and Yixing respectively. In 2020, Pact-Yixing successfully developed and launched a ballast water port solution system for ship vessels and port harbors. This positions Pact-Yixing to be one of the first few companies in Asia capable of developing and selling such system for commercial use in the port and harbor sector.

Far East also owns a 19.4% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky’s revenue increased in Fiscal 2021 as compared to Fiscal 2020, increased in Fiscal 2022 as compared to Fiscal 2021, and decreased in Fiscal 2023 as compared to Fiscal 2022. Blue Sky’s net income decreased in Fiscal 2021 as compared to Fiscal 2020, increased in Fiscal 2022 as compared to Fiscal 2021, and increased in Fiscal 2023 as compared to Fiscal 2022. Blue Sky listed its shares on the New Third Board in the PRC since November 17, 2015. It suspended trading from August 15, 2017 and resumed trading on February 2, 2018.  It suspended trading from November 24, 2020 and resumed trading on January 6, 2021. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky’s shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

In Fiscal 2023, Blue Sky made an income contribution of US$1,927,000 to the Company. The source of such income contribution in Fiscal 2023 consisted primarily of non-recurrent income from the disposal of 2 desulfurization treatment plants for a “Build-operate-transfer” project located in Shanxi, China. In Fiscal 2022, Blue Sky made an income contribution of US$413,000 to the Company. The source of such income contribution in Fiscal 2022 was operating income. In Fiscal 2021, Blue Sky made an income contribution of US$355,000 to the Company. The source of such income contribution in Fiscal 2021 was operating income. China’s 13th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

We previously had a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., a company incorporated in the PRC (“Jia Huan”), with total cost of investment US$2,486,000. Jia Huan has been engaged in the environmental protection business since 1969. On March 5, 2018, we entered into an Equity Transfer Agreement to sell this 20% equity stake of Jia Huan for a purchase price of RMB31,312,500 to Ms. Jin Lijuan (the “Purchaser”), the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the relevant agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser paid the purchase price to us in full in May 2018. As a result, we recognized a net gain of US$1,522,000 on the disposal of our equity interest in Jia Huan.

We dissolved Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. and Guangzhou Euro Tech Environmental Equipment Co., Ltd. in 2019. We closed the representative sales office of Shanghai Euro Tech Limited located in Beijing in January 2021. We dissolved Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) on July 2, 2021, in order to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Before its dissolution, Shanghai Environmental was our wholly-owned subsidiary organized under the laws of the PRC and its principal business was water and waste-water treatment engineering business. It was established to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. Shanghai Environmental had made an operating (loss) / income of (US$110,000) in Fiscal 2020 and US$106,000 in Fiscal 2021. We also ceased the active business operations of ETTS and SET in 2021 and 2022 respectively. Before it ceases its active business operations, SET engaged in the manufacturing of analytical and testing instruments. However SET incurred losses from its business during the few years prior to the cessation of its operations, therefore we made the decision to cease its active business operations.

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

For the past three financial years, the Company’s main categories of products distributed by Far East include :

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

Pact-Yixing, in which Far East holds 58% equity interests, provides customers with solutions to engineering problems as well as ballast water treatment technology. Pact-Yixing conducts industrial water and waste-water treatment projects, mostly for large multinational manufacturing facilities located in the PRC that are run by companies based in the U.S., Europe and Japan. Pact-Yixing also conducts process design projects for its clients. With respect to the process design projects, the procedures involving mechanical and electrical engineering are completed in-house and the procedures involving manufacturing are contracted to approved fabricators of components. Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Pact-Yixing’s quality control engineers. Pact-Yixing’s clients come from a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products.

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

In 2020, Pact-Yixing sold the first ballast water port solution system for commercial sale. This positions Pact-Yixing to be one of the first few companies that can complete ballast water port solution system in Asia. Pact-Yixing will continue promoting this technology for commercial sale to companies located in countries participating in the Belt and Road Initiative as well as certain maritime cities in the Middle East, Southeast Asia and Europe, etc. Pact-Yixing will focus on promoting two ballast water product lines, including on-board shipping application and mobile port ballast water treatment reception facilities application.

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

During Fiscal 2021, there was slight increase in revenues from trading and manufacturing activities. In Fiscal 2021, revenue from Pact-Yixing in 2021 was US$12,161,000, while Shanghai Environmental had an operating income of US$106,000. In addition, we incurred research and development costs of US$61,000 in 2021 relating to BWTS and Pact-Yixing had an operating income of US$739,000. This resulted in operating income from engineering activities of US$846,000 in Fiscal 2021. We dissolved Shanghai Environmental in 2021.

During Fiscal 2022, there was slight decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in Fiscal 2022 was US$5,617,000. Pact-Yixing had an operating income of US$590,000 from engineering activities in Fiscal 2022. We ceased the operation of Shanghai Euro Tech Limited in 2022.

During Fiscal 2023, there was increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2023 was US$5,797,000. In Fiscal 2023, Pact-Yixing had an operating loss of US$438,000 from engineering activities.

Principal Markets: Mainland China and Hong Kong

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from mainland China and Hong Kong. Set forth below are the approximate percentage of the Company’s revenue from customers in mainland China and Hong Kong for the fiscal years indicated:

Fiscal Year	Mainland China	Hong Kong

2021	62%	37%
2022	39%	48%
2023	40%	55%

Sales to customers situated in Macau and elsewhere through Fiscal 2021, Fiscal 2022 and Fiscal 2023 were 1%, 13% and 5% respectively. This makes the Company particularly susceptible to changes in the political and economic climate of either mainland China or Hong Kong.

 Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, Hong Kong is given a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that Hong Kong is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Revenue in Hong Kong, expressed as a percentage of our revenue, decreased by 23% in Fiscal 2021 as compared with Fiscal 2020 as a result of significant increase in revenue in mainland China. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 11% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue in mainland China. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 7% in Fiscal 2023 as compared with Fiscal 2022. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Revenue in mainland China, expressed as a percentage of total revenue, increased by 24% in Fiscal 2021 as compared with Fiscal 2020. The increase was primarily due to the significant increase in revenue for completion of engineering projects in mainland China. Revenue in mainland China, expressed as a percentage of total revenue, decreased by 23% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue from completion of engineering projects in mainland China. Revenue in mainland China, expressed as a percentage of total revenue, increased by 1% in Fiscal 2023 as compared with Fiscal 2022. See – Item 3D. “Key Information — Risk Factors.”

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

In 2018, the Company received a PRC government grant to fund the development of a prototype of ballast water port solution. We completed the development of the ballast water port solution prototype in 2019 and completed developing the system for commercial use in 2020. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. Our achievement with respect to the port solution system has strengthened our image and helped us gain word of mouth reputation in the maritime and shipping industry in China, Southeast Asia and Middle East, etc. In Fiscal 2020, we sold one set of BWTS for ports and another set of BWTS for ship vessels. In Fiscal 2021, we sold 4 sets and 8 sets of BWTS for ports and ship vessels respectively. In Fiscal 2022, we sold 27 sets of BWTS for ship vessels, with a majority of them exported to countries other than China. In Fiscal 2022, we did not sell any BWTS for ports, due to the impact of COVID-19 on ports in China and elsewhere. In 2023, we sold a total of 35 sets of BWTS, among which 34 sets are BWTS for ship vessels that were sold in China and overseas to destinations such as Dubai, Turkey, Thailand and Singapore, and 1 set is a mobile containerized port BWTS reception facility unit for a subsidiary located in Zhangjiang, China of a renowned German chemical company.

The Company is now embarking on promotional activities for port solution systems in China and Southeast Asia to explore the growing demand, although no assurance can be given that we will be able to do so. We continue to promote our BWTS products that currently treated ballast water at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system. We obtained the utility model patents and are applying for the invention patents for this port solution system in China. In addition, we also continue to invest a portion of our resources to developing our BWTS for the global market, and, based upon Pact-Yixing’s competitive prices and the high quality of its services, feel positive about our ability to expand our worldwide customer base by working closely and actively with some international engineering companies. However, no assurance can be given that these efforts will be successful. We also plan to participate more overseas maritime /water tradeshows in 2023 to capture more potential sales distributors located overseas. In addition, we intend to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products.

Future Planning and Expansion

We continuously search for products and equipment with substantial market potential for design and development. For example, international shipping ballast water cargo stowaway species and microorganisms that create unpredictable ecosystem contaminations as ballast water tanks are emptied or refilled at ports of call. Pact has been attempting to develop a non-chemical BWTS since late 2010. In 2012, Pact successfully completed and passed the land-based test requirement, and, in 2014, Pact passed ship board testing and obtained CCS certification in the PRC and compliance with the IMO convention. In September 2016, the International Maritime Organization received acceptance from 52 States, representing approximately 35% of world merchant shipping tonnage. This triggered the applicability of the entry into force of the Ballast Water Management Convention, which occurred on September 8, 2017. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on September 8, 2019. The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and we have been in compliance with such requirements. In order to expand its market coverage, we have been undergoing the procedures to apply for type approval certificates for its BWTS from a number of European and Asian Classification Societies. We have received type approval certificates from Lloyds and RINA respectively.

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

Beyond our product development plan, the Company will continue to seek suitable distributors and/ or strategic partners in maritime cities or countries to capture the market growth. For example, we have already found a strategic OEM partner in Greece to exclusively distribute our products for 20 countries in Europe in 2024. Additionally, we will expand our reach to more potential growth markets worldwide, including the Middle East and Southeast Asia regions, to diversify our business risks.

Product Distribution and Other Services

Scientific Instruments. The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment and general purpose laboratory instruments. Analytical instruments include, but are not limited to, chromatographs, mass spectrometers, flow injector analyzers, automated sample preparation workstations and atomic spectrometers. Environmental monitoring instruments include both air and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those which monitor Ambient Air, and those which monitor pollution sources. The revenue from sales of air quality monitoring instruments is nominal as the Company has not been able to acquire a distributorship for air quality instruments from brand name manufactures that we believe engage in direct customer sales or rely on their existing distributors. Sample pre-treatment equipment is used to clean-up the sample prior to chemical analysis for checking pesticides and drug residues in food. Additionally, the Company offers general purpose laboratory instruments including a variety of water quality monitoring and analysis equipment, such as continuous reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water (i.e., chlorine, fluorides, etc.). See – “Glossary.”

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 60.8%, 52.6%, and 65.9% of its revenues from the sale of scientific instruments during Fiscal 2023, 2022 and 2021 respectively.

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

The Company derived approximately 37.6%, 45% and 32.2% of revenues from the sale of power solutions and process during Fiscal 2023, 2022 and 2021 respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.6%, 2.4% and 1.9% of its revenues from technical support operations during Fiscal 2023, 2022 and 2021 respectively.

Customers. During Fiscal 2023, the Company distributed products to approximately 380 customers, located in Hong Kong, mainland China and Macau, such as Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, universities, and public utilities agencies. For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue, with one of such customers accounting for 14% of our total revenue.

During Fiscal 2022, the Company distributed products to approximately 1,000 customers located in Hong Kong, mainland China and Macau, such as Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, universities, and public utilities agencies. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue, with one of such customers accounting for 18% of our total revenue.

During Fiscal 2021, the Company distributed products to approximately 1,000 customers, located in Hong Kong, mainland China and Macau, such as the Hong Kong Food and Environmental Hygiene Department, Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, and various Environmental Monitoring Centers in the PRC. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 41% of our total revenue, with one of such customers accounting for 17% of our total revenue.

 Manufacturing and Product Assembly Operations

The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We carried out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines and got a certified test report from this approved laboratory. We have participated in a number of trade shows and exhibitions to promote this product to ship owners, shipping service and equipment providers, ship builders, BWTS manufacturers, and local MSA.  So far we have not received any order for this product yet, but we will continue to promote it.

Sources of Supply

The Company distributes products manufactured by a substantial number of major American, European and Japanese corporations, including Thermo, Stanford, Hach and Hioki, which are the Company’s largest suppliers, with purchases from them accounting for approximately 42%, 13%, 6% and 6% during Fiscal 2021; 33%, 21%, 6% and 5% during Fiscal 2022; and 42%, 23%, 7% and 5% during Fiscal 2023 respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has an authorization certification from Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong which will expire on March 31, 2025. The Company has an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has an Authorization Letter from Hach authorizing the Company as its distributor in Hong Kong and Macau. The Company has an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

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

On January 1, 2024, the Chinese legislature promulged the Amendment to the Marine Environmental Protection Law, pursuant to which China is strengthening the supervision and management of marine environment pollution from ships in the port area.

Competition

The Company faces competition from other distributors who distribute products similar to ours as well as the manufacturers of our products or products similar to ours in the Chinese market and elsewhere. The Company faces its principal competition from manufacturers and other distributors of its core products, which are located in Hong Kong and mainland China.

During Fiscal 2023, 2022 and 2021, the Company’s gross profit margins were approximately 22%, 31% and 27%, respectively. The Company believes that it competes with the Chinese manufacturers on the basis of quality and technology. The Company believes the foreign-manufactured products it distributes are of higher quality and are incorporated with more advanced technology than the products manufactured by the Chinese manufacturers. The Company believes that it competes with foreign manufacturers and other distributors of similar products on the basis of the Company’s established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon lower pricing as opposed to quality of service.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong. Our main marketing channels are through the work of our marketing and sales force. For Fiscal 2023, 2022 and 2021, the Company had a marketing and sales force consisting of 7, 7 and 11 individuals respectively. These individuals are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Major Customers

Maintaining major customers is important to us. For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue. For the year ended December 31, 2021, sales to our three largest customers amounted in the aggregate to approximately 41% of our total revenue.

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

Regulations

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was previously amended in October 2018. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the Amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the Amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the Amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the Amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the Amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the Amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may require it to make adjustment within ninety days so that this company’s period of capital contribution shall not exceed five years commencing from July 1, 2027 in accordance with laws.

With respect to the board of directors and the board of supervisors, the Amended PRC Company Law eliminates the upper limit on the number of the directors of a limited liability company, and stipulates that the board of directors of a limited liability company without a board of supervisors including an employee representative among its members, but with more than 300 employees shall have an employee representative acting as a director, who shall be democratically elected by the company’s employees through a general assembly of employees or other democratic forms. In addition, after the effective date of the Amended PRC Company Law, limited liability companies, joint stock limited companies with small scale or a small number of shareholders and wholly state-owned companies may set up an audit committee to replace the functions and powers of the board of supervisors, and such companies may not set the board of supervisors or any supervisor.

With respect to the transfer of equity interest of a limited liability company, the Amended PRC Company law stipulates that the shareholders of a limited liability company may transfer the equity interest without the consent of other shareholders, provided that such shareholder shall notify other shareholders in writing with respect to transfer of such equity interest. Other shareholders will be regarded as giving up the right of first refusal if they fail to reply within 30 days after receiving the written notice. If a shareholder transfers the equity interest held by it, it shall notify the company in writing to request the company (i) to change the register of shareholders and (ii) to register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations on Intellectual Property Rights

 Patent

Patents in mainland China are principally protected under the PRC Patent Law, which was initially promulgated by the Standing Committee of the National People’s Congress in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. As of December 31, 2023, we had registered 6 patents and have 6 patents in application in mainland China.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the Standing Committee of the National People’s Congress in 1982 and most recently amended in 2019, the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. Such term may be renewed for another ten-year period upon request by the trademark owner. As of December 31, 2023, we have registered 8 trademarks and have 6 trademarks in application in mainland China with the State Intellectual Property Office.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the applicable regulations, and applicants become domain name holders upon successful registrations. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which took effect on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. As of December 31, 2023, we had registered 4 domain names in mainland China.

Regulations on Internet Information Security, Censorship and Privacy Protection

The PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and took effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, preserving records, and reporting to the competent governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which took effect in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, (i) to report to the competent administration departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent administration departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent administration departments, among other things. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the discussion draft of Regulations on the Administration of Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes, among other things, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken and those implemented by our business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Unless otherwise approved, mainland China companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which took effect on December 17, 2012 and was further amended on May 4, 2015 and on October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and took effect on June 1, 2015, and was later amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment. The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by SAFE on March 30, 2015 and took effect on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and took effect on June 9, 2016, provides that enterprises registered in mainland China may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Based on SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive management information system and register such with the local banks for the foreign exchange related matters.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in mainland China include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law and the Regulation on Implementing the Foreign Investment Law. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which took effect on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but who have established institutions or premises in mainland China or income generated from inside mainland China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if their permanent establishment or premises in mainland China have no actual relationship to the income derived in mainland China, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

Value-Added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and took effect on January 1, 1994 which were subsequently amended on November 10, 2008 and took effect on January 1, 2009 and most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. According to the VAT Law and these decisions, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates was promulgated on April 4, 2018 and took effect on May 1, 2018. The notice adjusted the VAT tax rates of 17% and 11% to 16% and 10%, respectively. According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, with effect from April 1, 2019, the VAT tax rate of 16% and 10% are changed into 13% and 9%, respectively.

As of the date of this annual report, our mainland China subsidiaries are generally subject to 3%, 6%, 9% or 13% VAT rate and related surcharges.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors which do not have an establishment or place of business in mainland China, or which have an establishment or place of business that is not effectively connected with the relevant income, to the extent such dividends are derived from sources within mainland China.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities; and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax or levies tax at an extremely low rate, will be taken into account and be analyzed according to the actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the required documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this circular, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by a non-mainland China resident enterprise, may be recharacterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets; whether the assets of the offshore enterprise mainly consist of direct or indirect investments in mainland China, or whether its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries that directly or indirectly hold mainland China taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to the circular, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended on June 15, 2018. SAT Circular 37 further elaborates the implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the circular. The circular may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with the laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that took effect on September 8, 2006 and was revised on June 22, 2009. The regulations, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals, or mainland China citizens, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The regulations also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the mainland China citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and other regulatory requirements. The opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Furthermore, on February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in mainland China. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. On February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, which provides that issuers who have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures took effect, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions.

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

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Inactive

Shanghai Euro Tech Limited	100%	PRC	Inactive

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Selling of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted

D. PROPERTY, PLANTS AND EQUIPMENT

Since 1990, our principal executive offices have been located at Unit C and D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. At this location, the Company occupies approximately 7,000 square feet of office and warehouse storage space pursuant to a lease which will expire in May 2025 subject to renewal. The Company pays a monthly rental payment of approximately US$8,910 under such lease. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

Euro Tech Trading (Shanghai) Limited occupies approximately 55 square meters of office space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$322.

Yixing occupies a facility in Shanghai, pursuant to a three-year lease which will expire in December 2024, at a monthly rent of approximately US$7,674. The size of the facility is 464 square meters and the facility is used for office space. Yixing also occupies a workshop in Shanghai pursuant to a lease which will expire in June 2026, at a monthly rent of approximately US$3,300. The size of the workshop is 929 square meters and the workshop is used for assembly of BWTS.

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

Our total revenue decreased by 30.1% to US$14,949,000 in fiscal year 2022 and increased by 20.0% to US$17,940,000 in fiscal year 2023. Our net income decreased by 62.6% to US$369,000 in fiscal year 2022 and increased by 395.3% to US$1,828,000 in fiscal year 2023.

The impact of COVID-19 pandemic.  Our business has been adversely impacted by the outbreak of COVID-19, especially during the first quarter of year 2020, and during the period starting from February to December of 2022. In Fiscal 2022, our revenue decreased significantly due to the decrease in sales orders from China, our major market, as the Chinese government has imposed lock down policies in response to the outbreak of COVID-19. Since January 2023, we have seen a gradual recovery of our overall business resulting from the lifting by the Chinese government of various measures in response to the pandemic. Although we believe our business may not have been directly affected by COVID-19 in 2023, our wastewater treatment operations may have been materially adversely affected by COVID-19.  Many of the customers and potential customers of our wastewater treatment systems are the Chinese subsidiaries of foreign companies, and some of them have delayed or suspended their business operations due to the impact of COVID-19, some have even relocated their operations outside China, consequently our wastewater treatment business has experienced a contraction during fiscal year 2023.

In contract, our BWTS business has thrived both in China and internationally during fiscal year 2023. We believe this growth is mainly driven by the increasing demand in the maritime industry, spurred by IMO policy and local environmental regulations related to Environmental Impact Assessment. Notably, we have seen expansion of our BWTS business in energy-related shipping industry in the Middle East and petrochemical ports in China.

The following sets forth key factors that affect our future growth, operating results and financial condition.

•	an economic downturn in China or any regional market in China;
•	economic policies and initiatives undertaken by the Chinese government;
•	changes in the Chinese or regional business or regulatory environment affecting our customers; and
•	changes in the Chinese government policy on our industries. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations.

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2023		2022		2021		2020		2019
Revenue	$17,940	100%	$14,949	100%	$21,388	100%	$13,357	100%	$17,399	100%
Cost of revenue	$14,079	78.5%	$10,331	69.1	$15,693	73.4%	$9,672	72.4%	$12,982	74.6%
Gross profit	$3,861	21.5%	$4,618	30.9%	$5,695	26.6%	$3,685	27.6%	$4,417	25.4%
Selling and administrative expenses	$4,103	22.9%	$4,490	30.0%	$4,911	23.0%	$5,374	40.2%	$4,853	27.9%
(Loss) gain on disposal of property, plant and equipment	$-	-	$(7)	-	$(10)	-%	$1,429	10.7	$(5)	-
(Loss) / income before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$(232)	-1.3%	$150	1.0%	$921	4.3%	$63	0.5%	$(310)	-1.8%
Income tax (expense) credit	$(45)	-0.3%	$(24)	-0.2%	$90	0.4%	$(96)	-0.7%	$(37	-0.2%
Equity in income / (loss) of affiliates	$1,927	10.7%	$413	2.8%	$355	1.7%	$435	3.3%	$137	0.8%

Net income / (loss)	$1,650	9.2%	$539	3.6%	$1,366	6.4%	$402	3.0%	$(210)	-1.2%
Net loss / (income) attributable to non-controlling interests	$178	1.0%	$(170)	-1.1%	$(377)	-1.8%	$367	2.7%	$64	0.4%
Net income / (loss) attributable to Euro Tech Holding Company Limited’s shareholders	$1,828	10.2%	$369	2.5%	$989	4.6%	$769	5.7%	$(146)	-0.8%

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022

Revenue; Gross Profit and Cost of Revenue. Revenue increased by US$2,991,000 or 20.0% to US$17,940,000 in Fiscal 2023 from US$14,949,000 in Fiscal 2022. Revenue from trading and manufacturing activities and engineering activities increased by US$2,811,000 and US$180,000, respectively. Increase in revenue from trading activities was mainly a result of recovery from the COVID-19 pandemic disruption. Pact-Yixing’s revenues of US$5,797,000 and US$5,617,000 were included in our revenues in Fiscal 2023 and Fiscal 2022, respectively.

Gross profit decreased by US$757,000 or 16.4% to US$3,861,000 for Fiscal 2023 as compared to US$4,618,000 for Fiscal 2022. During Fiscal 2023, the Company’s cost of revenues was US$14,079,000 or 78.5% of revenues, in comparison to US$10,331,000 or 69.1% for Fiscal 2022. Cost of revenue expressed as a percentage of revenue increased by 9.4% in Fiscal 2023 as compared with Fiscal 2022. Cost of revenues from trading and manufacturing activities increased by US$2,406,000 and engineering activities increased by US$1,342,000. The overall change was principally due to increase in revenue. Pact-Yixing contributed US$1,469,000 to our gross profit in Fiscal 2023, a decrease of US$1,162,000 from Fiscal 2022. The decrease was principally due to continuous economy slowdown in Mainland China and adverse impacts of the COVID-19 pandemic.

Selling and Administrative Expenses. Selling and administrative expenses were US$4,103,000 in Fiscal 2023, a decrease of US$387,000 or 8.6% from US$4,490,000 in Fiscal 2022. The decrease was principally due to cessation of business operation of Shanghai Euro Tech Ltd. in Fiscal 2022.

Equity in Income of Affiliates. Equity in income of affiliates was income of US$1,927,000 in Fiscal 2023, an increase of US$1,514,000 from income of affiliates of US$413,000 in Fiscal 2022. The increase was primarily due to non-recurrent income from the disposal of 2 desulfurization treatment plants for a “Build-operate-transfer” project located in Shanxi, China.

Interest Income. Interest income in Fiscal 2023 was US$37,000 as compared to US$23,000 in Fiscal 2022.

Other (losses) / income. Other income decreased by US$33,000 to other losses of US$20,000 in Fiscal 2023 from US$13,000 in Fiscal 2022. The decrease in other income was principally because there was non-recurrent government subsidies in Fiscal 2022.

Income Taxes. Tax expense of US$45,000 in Fiscal 2023 as compared to  US$24,000 in Fiscal 2022. The change in tax expense was principally due to increase in assessable profits.

Net Income. Profit from continuing operations was profit of US$1,828,000 in Fiscal 2023 as compared to US$369,000 in Fiscal 2022. This change was primarily due to increase in equity in income of affiliates.

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

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2023, Fiscal 2022 and Fiscal 2021 were US$4,949,000, US$4,980,000 and US$5,099,000, respectively.

 As of December 31, 2023, we had US$5,453,000 in cash and cash equivalents, compared to US$5,628,000 in cash and cash equivalents as of December 31, 2022 and US$5,269,000 in cash and cash equivalents as of December 31, 2021.

Net cash (used in )/ provided by operating activities

Net cash used in operating activities was US$80,000 for the year ended December 31, 2023. Net cash provided by operating activities was US$461,000 for the year ended December 31, 2022. Net cash provided by operating activities US$2,201,000 for the year ended December 31, 2021.

Net cash used in operating activities for the year ended December 31, 2023 was primarily the result of the net income of US$1,828,000, an increase in accounts receivable of US$1,278,000,increase in inventories of US$120,000, and decrease in other payables and accrued expenses of US$107,000. These amounts were partially offset by the decrease in prepayments, and other assets of US$240,000, decrease in contract assets of US$151,000, increase in accounts payables of US$1,177,000, increase in contract liabilities of US$25,000, increase in income tax payable of US$42,000 and increase in right-of-use assets and operating lease liabilities of US$57,000. Non-cash adjustments consisting of depreciation of property, plant and equipment of US$15,000, stock-based compensation expense of US$47,000, Non-controlling interests in (loss) of subsidiaries of US$178,000, equity in profit of affiliates of US$1,927,000 and deferred tax expense of US$5,000.

 Net cash provided by investing activities

Net cash provided by investing activities for the year ended December 31, 2023 was US$317,000. Net cash provided by investing activities for the year ended December 31, 2022 was US$232,000. Net cash provided by investing activities for the year ended December 31, 2021 was US$358,000.

During the year ended December 31, 2023, the Company paid US$5,000 to acquire property, plant and equipment and received dividend of US$322,000 from affiliates.  During the year ended December 31, 2022, the Company paid US$7,000 to acquire property, plant and equipment and received dividend of US$239,000 from affiliates.

Net cash (used in) financing activities

Net cash used in financing activities for the year ended December 31, 2023 was US$82,000, as a result of proceeds from bank borrowings related to trade finance purchases of US$666,000, and purchase of treasury stock of US$14,000 and repayments of US$734,000 to bank borrowings.

Net cash used in financing activities for the year ended December 31, 2022 was US$618,000, as a result of proceeds from bank borrowings related to trade finance purchases of US$868,000, and dividend payment of US$464,000 and repayments of US$1,022,000 to bank borrowings.

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to US$897,000 as of December 31, 2023. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposit of US$897,000, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash increased from US$5,269,000 at the end of Fiscal 2021 to US$5,628,000 at the end of Fiscal 2022, and the principal reason for the increase in cash was net cash provided by operating activities. Cash decreased to US$5,453,000 at the end of Fiscal 2023, and the principal reason for the decrease in cash was an increase in cash collaterals for bank guarantees obtained in the ordinary course of our business for the benefit of our customers to guarantee the Company’s payment obligations or the performance of other obligations to such customers.

The Company’s accounts receivable, net decreased from US$3,631,000 at the end of Fiscal 2021 to US$1,586,000 at the end of Fiscal 2022, and increased to US$2,864,000 at the end of Fiscal 2023. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories increased from US$547,000 at the end of Fiscal 2021 to US$603,000 at the end of Fiscal 2022, and increased to US$723,000 at the end of Fiscal 2023.

Capital expenditure

The Company’s capital expenditures were US$5,000, US$7,000 and US$4,000 in Fiscal 2023, 2022 and Fiscal 2021, respectively. Capital expenditures during Fiscal 2023, Fiscal 2022 and Fiscal 2021 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Annual impairment assessment - For our 2023 annual impairment test we performed a qualitative assessment, using information as of December 31, 2023. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. For the fiscal years of 2021, 2022 and 2023, no dividends were distributed from our PRC subsidiaries to Far East.

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

Contractual Obligations

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2023 were as follows:

		Payment due by December 31, (in US$ thousands)
	Total	2024	2025	2026	2027 and after
Operating lease commitments	214	170	44	-	-
Total	214	170	44	-	-

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During Fiscal 2023, 2022 and 2021, the Company incurred cost of nil, nil and US$61,000 respectively, on the research and development of its products, particularly BWTS.

D. TREND INFORMATION

In August 2020, the PRC’s Ministry of Transport (“MT”) issued the “Measures for the Prevention and Control of Water Pollution from Inland River Vessels under 400 GT”, which requires that ships generating domestic sewage should set up treatment devices or storage facilities and equipment to prevent domestic sewage from polluting the water, and port management departments and maritime management agencies should also urge port and shipping enterprises to speed up the construction and renovation of facilities. On January 1, 2024, the Chinese legislature promulgated Amendment to the Marine Environmental Protection Law, pursuant to which China is strengthening the supervision and management of marine environment pollution from ships in the port area. See “Item 4. Information on the Company — B. Business Overview – Regulatory Environment”. Therefore we anticipate that there will be increasing demand from ports and shipyards to take actions to stay compliant with these regulations. In addition, more and more companies in China and elsewhere now have started to adopt their internal ESG (i.e., Environmental, Social and Governance) goals or face external ESG requirements, which will also likely increase these companies’ demand to take actions in this respect. We have also observed the trend towards the increasing use of renewable energy (such as green hydrogen, biofuel) for transportation (including for ship vessels and ports). Furthermore, certain companies, such as companies in the LNG (i.e., liquefied natural gas) industry, would make use of pure or demineralized water as produced water for their internal production process.

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

We do see and anticipate seeing additional distributors and manufacturers of water treatment products to compete with us. The Company will also likely incur additional expenses to design and development new products, and such increases in cost may not be outpaced by increases in revenue in the near future.

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

Our revenue is derived from both short and long-term contracts for customers in our engineering segment, as well as short-term contracts for customers in our trading and manufacturing segment. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customer), is as follows:

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

Engineering service projects typically span between several days to over 5 years. The majority of our long-term contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle. Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognizes revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the stages of works certified by customers. Generally, invoices are billed upon fulfilment of the measurable performance obligation. The Company evaluates the progress towards completion of the performance obligation at each phase of the contract and bills the customer in accordance with the price agreed upon on the contract.

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

In the event that customer requests a change of order (such as an upgrade of specifications, materials or additional work) before the completion of the project, the Group will negotiate and sign a subcontract with the customer subject to mutual agreement.  The subcontract has its own terms and conditions for the variable consideration and is generally integrated with the original master contract. This will normally result in an increase in additional billing to the customer and rarely a reduction in the total value of the contract.

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

Any costs incurred or any payment received for a long-term contract, for which revenue has not been recognized due to impracticability or inability to measure the performance obligation, is recorded as a contract asset and contract liability, respectively, on the Group’s consolidated balance sheets. Revenue will be recognized when the performance obligation can be measured reliably and the criteria as stipulated under ACS 606 are met.

The Group’s consolidated balance sheets present contract cost assets that represent our rights to receive payment for completed but not yet billed work and include costs incurred for contracts with customers as at financial year end less amounts received in advance from those customers at financial year end.

The Group’s consolidated balance sheets present contract liabilities that contain deferred revenue that represent amounts received in advance from customers at financial year end in excess of any costs incurred on those contracts, which are in progress at year end, for which revenue has not yet been recognized.

Contract assets and contract liabilities arising from the same individual contract are presented net as either a single net contract asset or single net contract liability for presentation purposes.

Investments in Affiliates

We account for our interest in an investment using the equity method of accounting per Accounting Standards Codification (“ASC”) No. 323, “Investments - Equity Method and Joint Ventures” if we are not the primary beneficiary of a VIE or do not have a controlling interest. We consider our representation on the board of directors of our affiliate as a factor when determining whether we have significant influence over such affiliate. The investment is recorded at cost and the carrying amount is adjusted periodically to recognize our proportionate share of income or loss, additional contributions made and dividends and capital distributions received. We record the effect of any impairment or other than temporary decrease in the value of the investment.

In the event a partially owned equity affiliate was to incur a loss and our cumulative proportionate share of the loss exceeded the carrying amount of the equity method investment, application of the equity method would be suspended and our proportionate share of further losses would not be recognized unless we committed to provide further financial support to the affiliate. We would resume application of the equity method once the affiliate became profitable and our proportionate share of the affiliate’s earnings equals our cumulative proportionate share of losses that were not recognized during the period the application of the equity method was suspended.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	80	Chairman of the Board of Directors

David YL Leung	50	Director and Chief Executive Officer

Jerry Wong	65	Director and Chief Financial Officer

Alex Sham	60	Director

Y.K. Liang	94	Director

Fu Ming Chen	75	Director

Janet Cheang	68	Director

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

David YL Leung has served as the Chief Executive Officer of both the Company and Far East since February 1, 2022, has served as a Director of the Company since March, 2019, and has served as the General Manager of Yixing since 2011. Mr. Leung’s responsibility as the General Manager of Yixing includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, Mr. Leung was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

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

B. COMPENSATION.

For the fiscal year ended December 31, 2023, we paid an aggregate of US$840,000 in cash to our executive officers and directors.

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

During the year ended December 31, 2023 the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was US$310,000.

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

During the year ended December 31, 2022, 41,250 options were cancelled as those options became non-exercisable when those related employees left the Company.

During the year ended December 31, 2023, the Company did not grant any options to its officers, directors and employees.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2023		2022		2021
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	206,250	1.52	85,000	1.56	51,000	2.60
Granted	-	-	80,000	2.80	-	-
Cancelled	-	-	(41,250)	(1.04)
Bonus shares adjustment	-	-	82,500	0.72	34,000	(1.04)
Outstanding, end of year	206,250	1.52	206,250	1.52	85,000	1.56

Exercisable, end of year	86,250	1.04	86,250	1.04	-	-

As of December 31, 2023, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for Fiscal 2023 is US$47,000.

The Group applies the provisions of ASC 718-10, which requires to recognize expense related to the fair value of stock-based compensation awards, including employee stock options.

Issuance of Bonus Shares

We did not issue any bonus shares during fiscal year 2023.

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

C. BOARD PRACTICES

Terms of Directors and Executive Officers

Our board consisted of seven directors for fiscal year 2023. The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in November of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in November 2023. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services.

Our officers are elected by and serve at the discretion of the board of directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolutions of directors.

The Company had 3 meetings of its Board of Directors during Fiscal 2023.

Board Committee

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. During Fiscal 2023, our Audit Committee had 4 meetings.

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

68

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

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No

D. EMPLOYEES

On March 31, 2024, the Company (exclusive of Yixing-Pact) had 23 full-time employees. The Company’s employees are located at Hong Kong and mainland China. On December 31, 2023, 2022, and 2021, staffing levels at the Company (exclusive of Yixing-Pact) were as follows respectively:

	2023	2022	2021
Marketing and sales	7	7	11
Administrative	13	13	16
Technical	3	4	11
Total full-time employees	23	24	38

 On March 31, 2024, Pact-Yixing had 24 full-time employees. On December 31, 2023, 2022 and 2021, staffing levels at Pact-Yixing were as follows respectively:

	2023	2022	2021
Administrative	6	6	7
Technical	18	19	22
Total full time employees	24	25	29

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The Company’s management consists of its officers and directors.

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of April 15, 2024 by (i) each person known to the Company to own 5% or more of the outstanding ordinary shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 7,716,299 ordinary shares outstanding as of April 15, 2024.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Amount And Nature of Beneficial Ownership		Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	3,994,647		51.8%

Alex Sham(1)	201,452		2.6%

Jerry Wong(1)	130,742		1.7%

Y.K. Liang(1)	—		—

Fu Ming Chen(1)	—		—

Janet Cheang(1)	—		—

David YL Leung(1)	18,750	(2)	*

All Executive Officers and Directors of the Company as a group (7 persons)	4,345,591		56.3%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)

This includes the share option which is exercisable from January 1, 2022 to April 18, 2029 to purchase 18,750 ordinary shares at the purchase price of $1.04 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

Dividend Policy

On June 17, 2021, we declared a special cash dividend of an aggregate of US$1,030,951.80, which dividend was paid to all holders of record of our ordinary shares as of June 28, 2021. On May 31, 2022, we declared a special cash dividend of an aggregate of US$463,927.92, which dividend was paid to all holders of record of our ordinary shares as of June 13, 2022. We did not declare any dividend in fiscal year 2023. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

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

 HONG KONG

In 2023, the Company’s subsidiary organized in Hong Kong, Far East, provides for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000 and 16.5% on any part of assessable profits over US$256,000 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, has been subject to PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2023 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2023, ETTS had an assessable loss carried forward of US$51,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. ETTS ceased its active business operations in 2021.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, has been subject to the PRC Enterprise Income Tax of 25% in 2023. SET ceased its active business operations in 2022.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) has been subject to PRC Enterprise Income Tax at a rate of 25% in 2023, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2023, Yixing had an assessable loss carried forward of US$1,330,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million on December 31, 2023 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2023, 2022, and 2021 and our effective income taxes rates were as follows:

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000

Income before income taxes	1,695	563	1,276

Computed tax using respective companies’ statutory tax rates	78	131	158
Change in valuation allowances	(79)	58	349
Under-provision for income taxes in prior years	-	-	(12)
Non-deductible expenses	(44)	(213)	(405)

Income taxes (expense) / credit at effective tax rate	(45)	(24)	90

PRC STATUTORY RESERVES.

Under the relevant PRC laws and regulations, the PRC subsidiaries are required to appropriate certain percentage of their respective net income to two statutory funds (i.e., the statutory reserve fund and the statutory staff welfare fund). The PRC subsidiaries can also appropriate certain amount of their net income to the enterprise expansion fund.

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,500,000 as of December 31, 2023.

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

This discussion applies only to U.S. Holders (as defined below) that hold the ordinary shares as capital assets. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities or currencies, brokers, traders in securities electing to mark to market, financial institutions, U.S. expatriates, persons who have acquired our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more of our stock by vote or value). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders (as defined below) or alternative minimum tax.

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

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2023. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2023 or any future calendar years.

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

Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions. These rules also impose penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

J.ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risks

The Company is exposed to risk from changing foreign currency exchange rates. The Company’s sales are denominated either in Hong Kong Dollars or Renminbi. The majority of the Company’s expenses and cost of revenue are denominated in Hong Kong Dollars, followed by Renminbi, U.S. Dollars, Japanese yen and the Euro. The Company is subject to a variety of risks associated with changes among the relative value of the U.S. Dollar, Hong Kong Dollar, Renminbi, Japanese yen and the Euro. The Company does not currently adequately hedge its foreign exchange positions. Any material increase in the value of the Hong Kong Dollar, Renminbi, Japanese yen and the Euro relative to the U.S. Dollar would increase the Company’s expenses and cost of revenue and therefore would have a material adverse effect on the Company’s business, financial condition and results of operations.

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

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2023. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management have concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

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

 ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by J&S, our principal external auditor for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31
	2023	2022
	US$	US$
Audit fees (1)	150,000	150,000
Audit-related fees(2)	-	—
Tax fees(3)	-	—
All other fees	-	—
Total	150,000	150,000

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
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2023 and 2022, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On April 18, 2023, our board of directors authorized a share repurchase program to repurchase up to 230,000 ordinary shares, for an aggregate purchase price of not more than US$300,000 over a period of one year.

During fiscal year 2023, we repurchased approximately 10,700 of our ordinary shares for approximately US$14,011 under the share repurchase program.

The table below summarizes the repurchases we made in the periods indicated.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January, 2023
February, 2023
March, 2023
April, 2023	7,500	1.29	7,500	222,500
May, 2023	1,000	1.33	1,000	221,500
June, 2023
July, 2023
August, 2023
September, 2023	300	1.47	300	221,200
October, 2023	1,900	1.35	1,900	219,300
November, 2023
December, 2023

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Please see disclosure made under Item 16F of our annual report on Form 20-F that was filed with the SEC on May 12, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company presently wholly owns Euro Tech (Far East) Limited, or Far East, which directly owns all or majority of the equity of a few entities as listed in Exhibit 8.1 of this annual report. Other than Far East and these entities (collectively, the “Subsidiaries” and each, a “Subsidiary”), the Company does not have any other consolidated foreign operating entities. The Company does not use a variable-interest entity structure.

The Company hereby discloses that,

(1) Union Power HK CPA Limited, or Union Power, audited its financial statements for the fiscal year ended December 31, 2021, and J&S Associate PLT, or J&S, audited its financial statements for the fiscal year ended December 31, 2022 and 2023 respectively. Union Power is headquartered in Hong Kong and that the Public Company Accounting Oversight Board has previously determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. J&S is headquartered in Malaysia;

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

The Company identifies the shareholders of the Company and the Company’s consolidated foreign operating entities as follows based on the relevant register of shareholders or similar corporate record.

Entity	Shareholders
Euro Tech Holdings Company Limited

T.C. Leung, Alex Sham, Jerry Wong, other shareholders that are not directors of the Company, none of which holds a majority of shares of the Company except T.C. Leung (please refer to Item 6.E of this annual report for details)

Euro Tech (Far East) Limited	Euro Tech Holdings Company Limited
Euro Tech Trading (Shanghai) Limited	Euro Tech (Far East) Limited
Shanghai Euro Tech Limited	Euro Tech (Far East) Limited
Yixing Pact Environmental Technology Co., Ltd.	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.
Pact Asia Pacific Limited	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.

The individuals listed above (except other shareholders of the Company who are not directors of the Company) have provided written confirmation to the Company stating that they are not affiliated with any governmental entity in any jurisdiction.

To the Company’s knowledge based on the information provided by Tamworth Industrial Ltd., a BVI company, the shareholders of Tamworth Industrial Ltd. are JIN Min Qi (who holds a majority of the shares of Tamworth Industrial Ltd.), CHEN Jian Jun and JI Ming.  Each of the three shareholders has provided written confirmation to the Company, confirming that he or she is not affiliated with any governmental entity in any jurisdiction.

The Company identifies the members of the board of the Company and the Company’s consolidated foreign operating entities as follows based on the relevant register of directors, or similar corporate record, and relevant shareholders’ or directors’ resolutions.

Entity	Directors
Euro Tech Holdings Company Limited	T.C. Leung, David YL Leung, Jerry Wong, Alex Sham, Y.K. Liang, Fu Ming Chen, Janet Cheang
Euro Tech (Far East) Limited	T.C. Leung, Jerry Wong, Alex Sham, Sai Ho LAI, Wai Man CHAN
Euro Tech Trading (Shanghai) Limited	T.C. Leung, Alex Sham, Jerry Wong
Shanghai Euro Tech Limited	T.C. Leung, Alex Sham, Jerry Wong
Yixing Pact Environmental Technology Co., Ltd.	David YL Leung, T.C. Leung, Jerry Wong, Xiaohong Xia, George Hayek
Pact Asia Pacific Limited	T.C. Leung

To the Company’s knowledge based on written confirmations from the individuals listed above, none of these individuals listed above is an official of the Chinese Communist Party, and none of them has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As part of the aforementioned processes, we regularly engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards. The bug bounty program we have established enables independent security researchers to aid us in identifying potential vulnerabilities and further mitigating risks. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Additionally, for independent security researchers, we require adherence to the security-related agreement when submitting vulnerabilities.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our cybersecurity officer.

At management level, our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity officer, as the management representative of our cybersecurity committee, reports to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity department will promptly organize personnel for internal assessment and report to our cybersecurity committee. If it is further determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to our disclosure committee and external legal counsel to the extent appropriate. Our cybersecurity officer shall prepare disclosure material on the cybersecurity incident for review and approval by our disclosure committee and board of directors, before it is disseminated to the public.

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

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 30, 2024	By:	/s/ David YL Leung
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Euro Tech Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “ Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

The Group’s revenue is derived from both short and long-term contracts for customers in their engineering segment, as well as short-term contracts for customers in their trading and manufacturing segment.

Performance obligations satisfied over time (engineering services)

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Engineering service projects typically span between several days to over 5 years. The majority of the Group’s long-term contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (engineering). Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

Our key consideration in our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, including the identification and measurement of performance obligations, the determination of the stages of works certified by customers, and the classification of contract assets and liabilities.  Our audit procedures to assess the above include:

1.	Understand and evaluate the Group’s revenue recognition policies and procedures including the adoption and application of ASC 606;
2.	Evaluate the identification and measurement of performance obligations, including the Group’s determination of whether they are distinct or combined;
3.	Assess the methodology used to measure progress towards complete satisfaction of performance obligations over time, including the use of the output method and reliance on customer-certified progress;
4.	Verify and review the classification and control of contract assets and liabilities;
5.	Test samples of contracts and evidence to ensure reasonable accuracy and completeness of revenue recognition;
6.

Validate costs incurred for projects not yet completed at year end, revenue earned but not yet billed to the customer (contract assets), and validate amounts received in advance from customers for work not yet completed (contract liabilities);

7.	Validate invoices billed to customers subsequent to financial year end for revenue earned as at financial year end and validate receipt of payments for these invoices;
8.	Consider consistency of evidence obtained in other areas of the audit;
9.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

Uncertain Property Title in the PRC

As described in Note 21 (ii) to the consolidated financial statements, The Group, through its subsidiary, Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$38,000 annually as per the latest agreement. However, the Group has not successfully obtained Certificate of Real Estate Ownership, and thus title of the property from the PRC authority. The property’s book value as at December 31, 2023 was approximately US$80,000.

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

April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Euro Tech Holdings Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income / (loss), shareholders’ equity, and cash flows of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022
	US$’000	US$’000
ASSETS
Current asset:
Cash and cash equivalents	$5,453	$5,628
Restricted cash	1,193	930
Accounts receivable, net	2,864	1,586
Prepayments and other current assets	246	486
Contract assets	66	217
Inventories	723	603

Total current assets	10,545	9,450

Non-current assets:
Property, plant and equipment, net	168	179
Investments in affiliates	9,856	8,251
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	233	219
Deferred tax assets	103	108
Restricted cash	144	85

TOTAL ASSETS	$22,120	$19,363

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	$154	$222
Accounts payable	3,456	2,279
Contract liabilities	650	625
Other payables and accrued expenses	1,124	1,231
Current portion of long-term operating lease liabilities	170	113
Income tax payable	42	-

Total current liabilities	5,596	4,470

Non-current liabilities:
Deferred tax liabilities	-	-
Long-term operating lease liabilities, net of current portion	44	87

TOTAL LIABILITIES	5,640	4,557

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 issued and outstanding as of December 31, 2023 and 2022	123	123
Additional paid-in capital	9,762	9,715
Treasury stock, 178,400 and 167,700 shares at cost, as of December 31, 2023 and 2022, respectively	(800)	(786)
PRC statutory reserve	342	362
Accumulated other comprehensive loss	733	725
Retained earnings	5,481	3,633
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	15,641	13,772
Noncontrolling interests	839	1,034

Shareholders’ equity	16,480	14,806

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,120	$19,363

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue, net:			(Restated)
Trading and manufacturing	$12,143	$9,332	$9,619
Engineering	5,797	5,617	11,769
	17,940	14,949	21,388

Cost of revenue:
Trading and manufacturing	(9,751)	(7,345)	(6,938)
Engineering	(4,328)	(2,986)	(8,755)
	(14,079)	(10,331)	(15,693)

Gross profit	3,861	4,618	5,695

Operating expenses:
Finance costs	(7)	(7)	(3)
General and administrative expenses	(4,103)	(4,490)	(4,911)
Loss on disposal of property, plant and equipment	-	(7)	(10)
	(4,110)	(4,504)	(4,924)

(LOSS) INCOME FROM OPERATION	(249)	114	771

Other income:
Interest income	37	23	23
Equity in income of affiliates	1,927	413	355
Other income, net	(20)	13	127
Total other income, net	1,944	449	505

INCOME BEFORE INCOME TAXES	1,695	563	1,276

Income tax (expense) credit	(45)	(24)	90

NET INCOME	1,650	539	1,366

Net loss (income) attributable to noncontrolling interests	178	(170)	(377)

Net income attributable to Euro Tech Holdings Company Limited	$1,828	$369	$989

Other comprehensive income (loss):
Net income	1,650	539	1,366
Foreign currency adjustment loss	(9)	(115)	(52)

COMPREHENSIVE INCOME	1,641	424	1,314
Comprehensive income (loss) attributable to noncontrolling interests	195	(117)	(389)

Comprehensive income attributable to Euro Tech Holdings Company Limited	$1,836	$307	$925

Net income per ordinary share attributable to Euro Tech Holdings Company Limited
– Basic and Diluted	$0.24	$0.05	$0.13

Weighted average common shares outstanding
– Basic and Diluted	7,726,118	7,732,132	7,732,132

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2023	2022	2021
			(Restated)
Cash flows from operating activities:
Net income	$1,828	$369	$989

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation of property, plant and equipment	15	33	38
Loss on disposal of property, plant and equipment	-	7	10
Stock-based compensation expense	47	45	55
Non-controlling interests in (loss) / income of subsidiaries	(178)	170	377
Equity in profit of affiliates	(1,927)	(413)	(355)
Deferred tax expenses (credit)	5	34	(145)
Change in non-current assets and liabilities:
Long-term operating lease obligations	(43)	46	(53)
Operating lease right-of-use assets	(14)	19	(5)
Change in operating assets and liabilities:
Accounts receivable	(1,278)	2,045	(432)
Prepayments and other current assets	240	86	942
Contract assets	151	(143)	128
Inventories	(120)	(56)	(205)
Accounts payables	1,177	(872)	757
Contract liabilities	25	(451)	13
Other payables and accrued expenses	(107)	(354)	(8)
Income tax payable	42	(42)	38
Right-of-use assets and operating lease liabilities	57	(62)	57
Net cash (used in) provided by operating activities	(80)	461	2,201

Cash flows from investing activities:
Payment to acquire property, plant and equipment	(5)	(7)	(4)
Dividend received from affiliates	322	239	362
Net cash provided by investing activities	317	232	358

Cash flows from financing activities:
Dividend paid	-	(464)	(1,031)
Purchase of treasury stock	(14)	-	-
Proceeds from bank borrowings	666	868	782
Repayment to bank borrowings	(734)	(1,022)	(767)
Net cash used in financing activities	(82)	(618)	(1,016)

Foreign currency translation adjustment	(8)	(112)	(54)

Net change in cash, cash equivalents and restricted cash	147	(37)	1,489

BEGINNING OF YEAR	6,643	6,680	5,191

END OF YEAR	$6,790	$6,643	$6,680

Represented by:
Cash and cash equivalents	$5,453	$5,628	$5,269
Restricted cash	1,337	1,015	1,411
	$6,790	$6,643	$6,680

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$1	$42	$20
Cash paid for interest	$7	$7	$3

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Euro Tech Holdings Company Limited’s Shareholders
	Ordinary Share		Additional		Accumulated other comprehensive	PRC		Non-	Total
	No. of shares	Amount	paid-in capital	Treasure stock	(loss) income	statutory reserve	Retained earnings	controlling interests	shareholders’ equity

Balance as of December 31, 2020 (restated)	7,899,832	$123	$9,615	$(786)	$851	$316	$3,816	$528	$14,463

Foreign currency translation adjustment	-	-	-	-	(64)	-	-	12	(52)
Dividend paid	-	-	-	-	-	-	(1,031)	-	(1,031)
Stock-based compensation expense	-	-	55	-	-	-	-	-	55
Net income (loss) for the year	-	-	-	-	-	-	989	377	1,366

Balance as of December 31, 2021 (restated)	7,899,832	$123	$9,670	$(786)	$787	$316	$3,774	$917	$14,801

Balance as of January 1, 2022	7,899,832	$123	$9,670	$(786)	$787	$316	$3,774	$917	$14,801

Foreign currency translation adjustment	-	-	-	-	(62)		-	(53)	(115)
Dividend paid	-	-	-	-	-	-	(464)	-	(464)
Stock-based compensation expense	-	-	45	-	-	-	-	-	45
Appropriation to statutory reserve	-	-	-	-	-	46	(46)	-	-
Net income for the year	-	-	-	-	-	-	369	170	539

Balance as of December 31, 2022	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

Balance as of January 1, 2023	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

Foreign currency translation adjustment	-	-	-	-	8	-	-	(17)	(9)
Purchase 10,700 shares of treasury stock	-	-	-	(14)	-	-		-	(14)
Stock-based compensation expense	-	-	47	-	-	-	-	-	47
Appropriation to statutory reserve	-	-	-	-	-	(20)	20	-	-
Net income for the year	-	-	-	-	-	-	1,828	(178)	1,650

Balance as of December 31, 2023	7,899,832	$123	$9,762	$(800)	$733	$342	$5,481	$839	$16,480

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The Company’s principal subsidiaries at December 31, 2023 and 2022 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			2023	2022

Euro Tech (Far East) Limited	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems	100%	100%

Euro Tech Trading (Shanghai) Limited	The PRC	Inactive	100%	100%

Shanghai Euro Tech Limited	The PRC	Manufacturing of analytical and testing equipment	100%	100%

Yixing Pact Environmental Technology Co., Ltd.	The PRC	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment	58%	58%

Pact Asia Pacific Limited	The British Virgin Islands	Sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services	58%	58%

Non-consolidating affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd (“Blue Sky”) *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted	19.4%	19.4%

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

We account for our interest in an investment using the equity method of accounting per Accounting Standards Codification (“ASC”) No. 323, “Investments - Equity Method and Joint Ventures” if we are not the primary beneficiary of a VIE or do not have a controlling interest. We consider our representation on the board of directors of our affiliate as a factor when determining whether we have significant influence over such affiliate. The investment is recorded at cost and the carrying amount is adjusted periodically to recognize our proportionate share of income or loss, additional contributions made and dividends and capital distributions received. We record the effect of any impairment or other than temporary decrease in the value of the investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Our revenue is derived from both short and long-term contracts for customers in our engineering segment, as well as short-term contracts for customers in our trading and manufacturing segment. Accounting treatment for these contracts in accordance with Accounting Standards Update (“ASU”) 2014-09 (Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customer), is as follows:

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

Engineering service projects typically span between several days to over 5 years. The majority of our long-term contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle. Revenues are recognized as our obligations are satisfied over time, by reference to the progress towards complete satisfaction of that performance obligation.

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognizes revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the stages of works certified by customers. Generally, invoices are billed upon fulfilment of the measurable performance obligation. The Company evaluates the progress towards completion of the performance obligation at each phase of the contract and bills the customer in accordance with the price agreed upon on the contract.

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

The Group had the following backlog:

	2023	2022
	US$’000	US$’000

Engineering segment	4,200	6,000

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Unrecognized contract revenue which is expected to be recognized in next 12 months is approximately US$4,200,000 (2022: US$6,000,000).

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

In the event that customer requests a change of order (such as an upgrade of specifications, materials or additional work) before the completion of the project, the Group will negotiate and sign a subcontract with the customer, subject to mutual agreement.  The subcontract has its own terms and conditions for the variable consideration and is generally integrated with the original master contract. This will normally result in an increase in additional billing to the customer and rarely a reduction in the total value of the contract. The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Group’s favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

Performance obligations satisfied at a point-in-time (Trading and manufacturing)

For revenue recognized associated with its contracts with customers over time, for which the Group has an enforceable right to receive compensation. Many of our contracts contain specific provisions that determine when the Group can bill for its work performed under these contracts.

Any costs incurred or any payment received for a long-term contract, for which revenue has not been recognized due to impracticability or inability to measure the performance obligation, is recorded as a contract asset and contract liability, respectively, on the Group’s consolidated balance sheets. Revenue will be recognized when the performance obligation can be measured reliably and the criteria as stipulated under ACS 606 are met.

The Group’s consolidated balance sheets present contract cost assets that represent our rights to receive payment for completed but not yet billed work and include costs incurred for contracts with customers as at financial year end less amounts received in advance from those customers at financial year end.

The Group’s consolidated balance sheets present contract liabilities that contain deferred revenue that represent amounts received in advance from customers at financial year end in excess of any costs incurred on those contracts, which are in progress at year end, for which revenue has not yet been recognized.

Contract assets and contract liabilities arising from the same individual contract are presented net as either a single net contract asset or single net contract liability for presentation purposes.

Rental income

Rental income from operating leases is recognized in consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the term of the relevant lease.

•	Research and development costs

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$Nil, US$Nil and US$61,000 for the years ended December 31, 2023, 2022 and 2021 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

•	Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$29,000, US$9,000 and US$7,000 for the years ended December 31, 2023, 2022 and 2021 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2023, 2022 and 2021 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2023, 2022 and 2021 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

•	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2023 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2023, 2022 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

As a result of the annual qualitative review process in 2023 and 2022, the Group determined it was not necessary to perform a quantitative assessment.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 41%, 33% and 48% of consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2023, Nil (2022: three) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

•	Finance costs

Interest relating to loans repaid is expensed in the period the repayment occurs.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

•	Warranties

The suppliers of the Group offer a standard one-year warranty to end customers of the Group. In certain contracts, a specific percentage is designated as warranty, and management has retained it as a “retainer fee” for potential warranty claims within an effective period subsequent to project completion. In the event that a warranty claim is made, the amount will be deducted from the retainer fee accordingly. This balance remains on the balance sheet in contract liabilities, until the expiration of the warranty period, after which it will be recognized as revenue if it has not been fully utilized. Historically, claims on warranties have been insignificant.

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

As of December 31, 2023 and 2022, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments. The Group has also determined that the fair value of non-controlling interest - put option is nil as of December 31, 2023, and is nil for 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	12,143	9,332	9,619
Engineering	5,797	5,617	11,769
	17,940	14,949	21,388
Operating (loss) / income
Trading and manufacturing	377	(246)	130
Engineering	(438)	590	846
Unallocated corporate expenses	(188)	(230)	(205)
	(249)	114	771

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	11	28	32
Engineering	4	5	6
	15	33	38
Capital expenditures, gross
Trading and manufacturing	3	2	1
Engineering	2	5	3
	5	7	4

	December 31,
	2023	2022
	US$’000	US$’000
Assets
Trading and manufacturing	8,229	13,637
Engineering	13,891	5,726
	22,120	19,363
Liabilities
Trading and manufacturing	3,605	1,300
Engineering	2,035	3,257
	5,640	4,557

(ii) Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue -
The PRC	7,125	5,878	13,217
Hong Kong	9,879	7,174	7,937
Others	936	1,897	234
	17,940	14,949	21,388

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(iii) Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2023	2022
	US$’000	US$’000

Hong Kong	6	8
The PRC	162	171
	168	179

(1) Long-lived assets represent property, plant and equipment, net.

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2023	2022	2021

Supplier A	42%	33%	42%
Supplier B	23%	21%	13%
Supplier C	7%	6%	6%
Supplier D	5%	5%	6%
Supplier E	-	-	5%
Supplier F	-	5%	-
Supplier G	-	5%	-

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2023	2022	2021

Customer A	14%	18%	15%
Customer B	10%	9%	-
Customer C	7%	-	-
Customer D	5%	-	-
Customer E	5%	6%	-
Customer F	-	-	17%
Customer G	-	-	9%
Customer H	-	-	7%

Note 4: Accounts receivable, net

Accounts receivable, net consisted of the following at December 31,:

	2023	2022
	US$’000	US$’000

Contract receivables	2,864	1,614
Less: allowance for doubtful accounts	-	(28)
	2,864	1,586

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2023	2022
	US$’000	US$’000

Balance at beginning of period	28	30
Less : reversal in allowances	(28)	(2)
Balance at end of period	-	28

The following is an aging analysis of accounts receivable, net at December 31:

	2023	2022
	US$’000	US$’000

Current	1,175	710
Past due
1-30 days	603	477
31-60 days	548	311
61-90 days	341	32
Greater than or equal to 91 days	197	56
	1,689	876
	2,864	1,586

Note 5: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2023	2022
	US$’000	US$’000

Deposits paid	40	255
Prepayments	68	76
Other receivables	134	152
Other tax recoverable	4	3
	246	486

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Contract assets consisted of the following at December 31:

	2023	2022
	US$’000	US$’000

Unbilled revenue	66	217

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs on uncompleted contracts) and unearned warranty revenue.

Contract liabilities consisted of the following at December 31:

	2023	2022
	US$’000	US$’000

Deferred revenue	650	625

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2023	2022
	US$’000	US$’000

Contract assets	66	217
Contract liabilities	(650)	(625)
Net contract liabilities	(584)	(408)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$492,000 and US$212,000 for the years ended December 31, 2023 and 2022, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2023	2022
	US$’000	US$’000

Costs incurred in contracts in process	229	682
Revenue earned but not yet billed	26	68
Less: billings to date	(839)	(1,158)
	(584)	(408)

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2023	2022
	US$’000	US$’000

Unbilled revenue	66	217
Deferred revenue	(650)	(625)
	(584)	(408)

Disaggregated revenue from contracts

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	12,143	9,332	9,619
Engineering (revenue recognized over time)	5,797	5,617	11,769
	17,940	14,949	21,388

Note 7: Inventories

	December 31,
	2023	2022
	US$’000	US$’000

Raw materials	222	285
Work in progress	-	10
Finished goods	501	308
	723	603

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2023, and 2022, write-down of inventories amounted to US$(1,000) and US$4,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

Note 8: Property, plant and equipment, net

	December 31,
	2023	2022
	US$’000	US$’000

Office premises*	673	673
Leasehold improvements	67	67
Furniture, fixtures and office equipment	313	311
Motor vehicles	172	173
Testing equipment	32	32
	1,257	1,256

Less: Accumulated depreciation	(1,089)	(1,077)
	168	179

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000

Depreciation charge	15	33	38

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of these consolidated financial statements. The net book value of the property at December 31, 2023 is approximately US$80,000 (2022: US$84,000).

Note 9: Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

	December 31,
	2023	2022

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.
Interest held	19.4%	19.4%

	US$’000	US$’000

Long-term investment, at cost, less impairment	5,540	5,540
Share of undistributed profits	4,316	2,711
	9,856	8,251

Far East is holding 19.4% (2022: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2023	2022
Balance Sheet:	US$’000	US$’000

Current assets	51,683	54,228

Non-current assets	10,909	13,167
Total assets	62,592	67,395

Total liabilities	(26,374)	(38,582)
Total shareholders’ equity	36,218	28,813

	Year ended December 31,
	2023	2022
Operating results:	US$’000	US$’000

Net sales	38,530	59,983

Operating income	337	1,175

Net income	9,978	2,346

Note 10 : Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2023 and 2022 annual impairment test we performed a qualitative assessment, using information as of December 31, 2023 and 2022, respectively. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2023, 2022 and 2021. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2023 and 2022, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Note 11 : Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2023	2022
	US$’000	US$’000

Dividend payables	78	80
Deposits received from customers	5	5
Rental deposit received	3	3
Accruals for operating expenses	834	951
Other tax payables	204	192
	1,124	1,231

Note 12: Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to two years.

The components of lease expense are as follows:

	Years ended December 31,
	2023	2022
	US$’000	US$’000

Operating lease cost	76	175
Short-term lease cost	220	121
Total lease cost	296	296

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2023	2022
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	285	195
Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2023	2022
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	233	219
Current portion of long-term operating lease obligations	170	113
Long-term operating lease obligations, net of current maturities	44	87
	214	200

Weighted average remaining lease term
Operating leases	3 months	20 months

Weighted average discount rate
Operating leases	5.45%	4.44%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2024	174
2025	42
Total lease payments	219
Less: imputed interest	(5)
Total	214

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

Number of outstanding shares at year end of:

	2023	2022

Shares issued	7,899,832	7,899,832	*
Less: shares under treasury stock	(178,400)	(167,700)
	7,721,432	7,732,132

* Retroactively restated for effect of the stock splits effected in the form of bonus shares

Note 14 : Treasury stock

The Company approved a stock repurchase plan in April 2023 to repurchase up to 230,000 ordinary shares, for an aggregate purchase price of not more than US$300,000, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 10,700 shares of ordinary share during 2023 for considerations of approximately US$14,000.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Note 15 : PRC statutory reserves

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,500,000 as at December 31, 2023 (2022: US$2,531,000 and 2021: US$2,452,000).

(ii)	Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries. The balances as at December 31, 2023 and 2022 include in statutory reserves were US$12,000.

(iii)	Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital. The balances as at December 31, 2023 and 2022 include in statutory reserves were US$408,000.

Note 16 : Other income, net

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	(66)	(93)	77
Rental income	46	37	50
Government subsidies – Employment Support Scheme *	-	69	-
	(20)	13	127

* The amount represents salaries and wage subsidies granted under Anti-Epidemic Fund by the Government of the Hong Kong Special Administrative Region for the use of paying wages of employees from May to June 2022.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Note 17 : Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2023, 2022 and 2021.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2023 and 2022 (2021: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2022 and 2021: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2023, ETTS had an assessable loss carried forward of US$51,000 as agreed by the local tax authority to offset its profit for the forth coming years (2022: US$103,000 and 2021: US$18,000). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2022 and 2021: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2023, SET had an assessable loss carried forward of US$907,000 as agreed by the local tax authority to offset its profit for the forth coming years (2022: US$982,000 and 2021: US$678,000). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2022 and 2021: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2023, Yixing had an assessable loss carried forward of US$1,330,000 as agreed by the local tax authority to offset its profit for the forth coming years (2022: US$1,509,000 and 2021: US$1,759,000). Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2023 (2022: US$0.6 million and 2021: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Current taxes (expense )
Hong Kong profits tax and the PRC EIT	(45)	-	(57)
Income tax expense	(45)	-	(57)

Deferred tax (expenses) / credit
Hong Kong and the PRC	-	(24)	147
Total deferred tax (expenses) / credit	-	(24)	147

Total (expense) / credit	(45)	(24)	90

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2023, 2022 and 2021 and our effective tax rates were as follows:

	Year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000

Income before income taxes	1,695	563	1,276
Computed tax using respective companies’ statutory tax rates	78	131	158
Change in valuation allowances	(79)	58	349
Under-provision for income taxes in prior years	-	-	(12)
Non-deductible expenses	(44)	(213)	(405)
Income tax (expense) / credit at effective tax rate	(45)	(24)	90

The components of deferred tax assets / (liabilities) are as follows:

	December 31,
	2023	2022
	US$’000	US$’000

Tax losses	572	649
Temporary differences	-	-
Less: Valuation allowances	(469)	(541)
Net deferred tax assets	103	108

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Note 18 : Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2023	2022	2021
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	7,726,118	7,732,132	7,732,132

Note 19 : Stock options

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	206,250	1.52	85,000	1.56	51,000	2.60
Granted	-	-	80,000	2.80	-	-
Cancelled	-	-	(41,250)	(1.04)	-	-
Bonus shares adjustment	-	-	82,500	(0.72)	34,000	(1.04)
Outstanding, end of year	206,250	1.52	206,250	1.52	85,000	1.56

Exercisable, end of year	86,250	1.04	86,250	1.04	-	-

As of December 31, 2023 and 2022, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is approximately US$47,000 (2022: US$45,000 and 2021: US$55,000).

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

Note 20 : Pension plan

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

During the years ended December 31, 2023, 2022 and 2021, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$310,000, US$302,000 and US$225,000, respectively.

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

Note 21 : Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)	Credit risk

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$64,000 and US$72,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$6,039,000 (2022: US$6,047,000). Cash transactions are limited to high credit quality banks.

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

Note 22 : Risk and uncertainty

(i) Property title in the PRC

The Group, through its subsidiary, Far East has been earning annual rental income on a property in Beijing, China, which was expected to amount to US$38,000 annually as per the latest agreement The Group has made payment for such property, but has not successfully obtained Certificate of Real Estate Ownership, and thus title, of such property from the PRC authority. The property’s book value as at December 31, 2023 was approximately US$80,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

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

(ii) Non-controlling interest Put Option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.  The management of the Group has engaged a third-party expert to assess the fair value of the put option and determined it to be nil. While the fair value assessment of the put option involves significant judgment and estimation, management's reliance on external third party expertise for the fair value assessment may mitigate certain levels of inherent uncertainties and potential for subjectivity.

Note 23 : Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2023, 2022 and 2021.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Note 24 : Commitments and contingencies

(i) Banking facilities

As at December 31, 2023 and 2022, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$355,000 and US$432,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The Group undertakes to maintain its tangible net worth not at any time less than approximately US$3,846,000 and was in compliance with the covenant. The weighted average interest rate for import loans as at December 31, 2023 was 7.02% per annum (2022: 6.7% per annum). For the years ended December 31, 2023 and 2022, the average dollar amount of the bank borrowings was approximately US$293,000 and US$415,000, respectively and average interest rates were approximately 7.02% and 6.7% per annum respectively for the years ended December 31, 2023 and 2022.

(ii) Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.  Based on the analysis under ASC 820 “Fair Value Measurement”, Level 3 inputs are unobservable inputs for the asset of liability. Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

The fair value assessment of the put option involves significant judgment and estimation, the management's reliance on internal expertise for the fair value assessment may mitigate certain levels of inherent uncertainties and potential for subjectivity.

The valuation technique used to determine the fair value of the put option was the Options Pricing Model (Black-Scholes-Merton (BSM) and the Binomial Option Pricing.

The following inputs and assumptions were used in determining the fair value of the put options:

-          Median price to earnings ratio of similar companies of 23,965 (range: 4,7288 to 36,7237);

-          Median discount for lack of marketability 15.7% (range: 8.4% to 28.7%);

-          Mean Annualized volatility of return of the underlying share for similar companies of 102.39% (range: 36.025 to 349.944);

-          The average life of a company is around 21 years according to research (www.statista.com/statistics/1259275/average-company-lifespan), thus an assumption on the life of the options was set as 20 years;

-          A dividend yield rate of 0% was used;

-          For Yixing Pact Environmental Technology Co. Ltd, the China risk-free rate of 2.698% (source: Bloomberg) was used based on a tenor of 20 years; and

-          For Pact Asia Pacific Limited, the USD risk-free rate of 3.954% (source: Bloomberg) was used based on a tenor of 20 years.

The resultant strike price of the options was valued at $0 per share and the fair value of the options was valued at $0 as at December 31, 2023.

The following is a roll-forward of fair value of the put options:

Fair value of put options
US$

Balance, December 31, 2022	0
Net income (loss)	0
Balance, December 31, 2023	0

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

(v) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2023 and 2022.

(vi) Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2023 and 2022, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 25: Subsequent event

In accordance with ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company evaluated all events and transactions that occurred after December 31, 2022, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Shareholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZheJiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated statement of shareholders’ equity, and consolidated statement of cash flows for the year ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgements.

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

For long-term contracts involving design, installation and operation management services, revenue is recognized over time based on the ratio of project costs incurred to estimated total cost. This determination requires significant management judgement and assumptions. For short-term contracts, involving sales of equipment, revenue is recognized at a point in time upon delivery of the products to the customers. In addition, contract modifications, such as change orders, claims and incentives, are routine in the performance of contracts.

Our key consideration in our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, the identification and measurement of performance obligations, the determination of the stage of completion, the estimation of variable consideration, and the classification of contract assets and liabilities. Misapplication of ASC 606 or errors in estimating variable consideration could result in material misstatements in the financial statements.

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
6.	Test samples of contracts and evidences to ensure reasonable accuracy and completeness of revenue recognition;,
7.

Validate costs incurred for projects not yet completed at year end and revenue earned not yet billed to the customer (contract assets) and validate amounts received in advance from customers for work not yet completed (contract liabilities);

8.	Validate invoices billed to customers subsequent to financial year end for revenue earned as at financial year end and validate receipt of payments for these invoices;
9.	Consider consistency of evidence and obtained in other areas of the audit;
10.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB Number: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its consolidated operations and its consolidated cash flows of the Group for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Hong Kong, the People’s Republic of China

May 13, 2022

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
	RMB’000	RMB’000
Assets
Current assets:
Cash	135,988	121,382
Accounts receivable, net	128,235	135,773
Prepayments and other current assets	23,741	21,151
Contract assets, net	72,880	76,992
Inventories	4,469	4,399
Short-term investments	-	14,805

Total current assets	365,313	374,502

Property, plant and equipment, net	63,505	68,405
Intangible assets, net	1,763	1,808
Land use right, net	4,699	4,850
Deferred tax assets	5,939	14,666
Long-term investments	1,200	1,200

Total non-current assets	77,106	90,929

Total assets	442,419	465,431

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	6,509	5,508
Accounts payable	107,211	128,713
Other payables and accrued expenses	23,720	88,501
Contract liabilities	43,452	34,503
Other taxes payable	4,119	8,193

Total current liabilities	185,011	265,418

Deferred government grant	1,413	1,027

Total non-current liabilities	1,413	1,027

Total liabilities	186,424	266,445

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorized, issued and outstanding, as of December 31, 2023 and 2022, respectively	82,572	82,572
Capital reserve	35,761	35,761
PRC statutory reserve	25,411	18,024
Retained earnings	105,766	56,193

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	249,510	192,550
Non-controlling interests	6,485	6,436

Total shareholders’ equity	255,995	198,986

Total liabilities and shareholders’ equity	442,419	465,431

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Revenues	325,176	403,118	330,841

Cost of revenues	(215,400)	(335,978)	(275,455)

Gross profit	109,766	67,140	55,386

Selling and administrative expenses	(56,880)	(59,247)	(52,161)

Operating income	52,896	7,893	3,225

Interest income	1,217	105	46
Interest expense	(253)	(634)	(747)
Other income	32,746	11,789	11,594
Other losses	-	(3,755)	(1,238)

Net income before income tax	86,606	15,398	12,880

Income tax (expense) / credit	(16,069)	368	698

Net income	70,537	15,766	13,578
Net loss attributable to non-controlling interests	(366)	(1,458)	(2,293)
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	70,171	14,308	11,285

Net income per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.85	RMB 0.17	RMB 0.19

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	70,537	15,766	13,578
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	246	257	255
Amortization of land use right	180	150	150
Depreciation	5,964	6,580	6,466
Gain on disposal of property, plant and equipment	-	-	(39)
Impairment loss on contract assets	(2,158)	3,560	1,238
Impairment loss on short-term investments	-	195	-
Impairment loss on property, plant and equipment		-	-
Proceeds from deferred government grant	-	700	-
Property, plant and equipment written off	(36,241)	218	-
Reversal of allowance for doubtful accounts	(677)	(983)	(183)
Change in non-current assets and liabilities:
Deferred government grant	386	(3,562)	(1,005)
Deferred tax assets	8,727	(361)	(666)
(Increase)/decrease in current assets:
Accounts receivable, net	7,538	(28,768)	12,782
Prepayments and other current assets	(2,590)	12,347	(5,111)
Contract assets, net	4,112	(8,241)	20,946
Inventories	(70)	(1,014)	(997)
Short-term investments	14,805	-	-
Increase/(decrease) in current liabilities:
Accounts payable	(21,502)	34,751	(3,833)
Other payables and accrued expenses	(64,781)	70,063	681
Contract liabilities	8,949	(2,978)	(9,654)
Other taxes payable	(4,074)	1,469	(8,596)
Current portion of long-term finance lease obligations		-	-
Tax paid		-	151

Net cash (used in) /provided by operating activities	(10,649)	100,149	26,163

Cash flows from investing activities:
Proceeds from investment	-	-	-
Proceeds from sale of partial shareholding in a subsidiary	-	-	-
Proceeds from sale of property, plant and equipment	39,374	-	148
Purchase of intangible assets	(200)	(200)	-
Purchase of long-term investments	-	-	(1,200)
Purchase of property, plant and equipment	(1,708)	(1,143)	(1,381)
Purchase of short-term investments	-	(15,000)	-

Net cash provided by/(used in) investing activities	37,466	(16,343)	(2,433)

Cash flows from financing activities:
Repayments of bank borrowings	(5,500)	(14,000)	(20,000)
Proceeds from bank borrowings	6,500	6,000	13,500
Dividend paid to shareholders and interest paid	(13,211)	(9,400)	(13,223)

Net cash used in financing activities	(12,211)	(17,400)	(19,723)

Net increase in cash and cash equivalents	14,606	66,406	4,007

Cash and cash equivalents at beginning of year	121,382	54,976	50,969

Cash and cash equivalents at end of year	135,988	121,382	54,976

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the year for income tax	-	-	-
Cash paid during the year for interest	253	626	680
Finance leases (disclosed in accompanying Note 3)	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2020	82,572	35,761	15,670	55,248	3,003	192,254

Net income / (loss)	-	-	-	11,285	2,293	13,578
Dividend paid	-	-	-	(13,212)	-	(13,212)
Appropriation of reserves	-	-	912	(912)	-	-
Balance at December 31, 2021	82,572	35,761	16,582	52,409	5,296	192,620

Net income	-	-	-	14,308	1,458	15,766
Dividend paid	-	-	-	(9,082)	(318)	(9,400)
Appropriation of reserves	-	-	1,442	(1,442)	-	-
Balance at December 31, 2022	82,572	35,761	18,024	56,193	6,436	198,986

Net income	-	-	-	70,171	366	70,537
Dividend paid	-	-	-	(13,211)	(618)	(13,829)
Appropriation of reserves	-	-	7,387	(7,387)	301	301
Balance at December 31, 2023	82,572	35,761	25,411	105,766	6,485	255,995

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

The Group’s principal subsidiaries at December 31, 2023 and 2022 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2023	2022

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	100%*	PRC	Design, general contract, installation and operating management of environmental protection projects

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	38.25%	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	80%	80%	PRC	Manufacturing of environmental protection equipment
Hangzhou Zhongyi Ecological and Environmental Consulting Company Limited	40.1%**	-	PRC	Consultation services of environmental protection projects

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

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB20,452,000, RMB29,115,000 and RMB23,419,000 for the years ended December 31, 2023, 2022 and 2021 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2023, 2022 and 2021 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in the PRC. The tax returns for 2023, 2022 and 2021 are subject to examination by the PRC taxing authorities, commencing with the first year filed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(g)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2023 and 2022.

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

Any costs incurred or any payment received for a long-term contract, for which revenue has not been recognized due to impracticability or inability to measure the performance obligation, is recorded as a contract asset and contract liability, respectively, on the Group’s consolidated balance sheets. Revenue will be recognized when the performance obligation can be measured reliably and the criteria as stipulated under ACS 606 are met.

The Group’s consolidated balance sheets present contract cost assets that represent our rights to receive payment for completed but not yet billed work and include costs incurred for contracts with customers as at financial year end less amounts received in advance from those customers at financial year end.

The Group’s consolidated balance sheets present contract liabilities that contain deferred revenue that represent amounts received in advance from customers at financial year end in excess of any costs incurred on those contracts, which are in progress at year end, for which revenue has not yet been recognized.

Contract assets and contract liabilities arising from the same individual contract are presented net as either a single net contract asset or single net contract liability for presentation purposes.

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

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB Nil, RMB Nil and RMB Nil for the years ended December 31, 2023, 2022 and 2021 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

At December 31, 2023, there were 82,572,000 shares (2022: 82,572,000 shares) issued.

(q)	Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Group require a higher degree of judgment than others in their application. These include the recognition of revenue and earnings from contracts over time, contract assets and contract liabilities, allowance for doubtful debtors, provision for obsolete inventory and income taxes. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 38%, 35%, and 35% of consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, one customer accounted for 22%, 14% and 16% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2023 and 2022, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

As of December 31, 2023 and 2022, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

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

3.	Lease obligations

The Group has finance leases primarily for equipment.

The components of lease expense are as follows:

Years ended December 31,
	2023	2022
	RMB’000	RMB’000

Finance lease cost:
Amortization of right-of-use assets	-	-
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	-	-
Total finance lease cost	-	-

Supplemental consolidated cash flow information related to leases is as follows:

Years ended December 31,
	2023	2022
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from finance leases	-	-
Right-of-use assets obtained in exchange for lease obligations (noncash):
Finance leases	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3.	Lease obligations (Cont’d)

Supplemental consolidated balance sheet information related to leases is as follows:

December 31,
	2023	2022
	RMB’000	RMB’000

Finance leases
Property, plant and equipment, at cost	-	-
Accumulated depreciation and impairment losses	-	-

Property, plant and equipment, net	-	-

Current maturities of long-term debt	-	-
Total finance lease liabilities	-	-

Weighted average remaining lease term
Finance leases	-	-

Weighted average discount rate
Finance leases	-	-

4.	Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2023	2022
	RMB’000	RMB’000

Contract receivables	157,879	175,792
Less: allowance for doubtful accounts	(29,644)	(40,019)

	128,235	135,773

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2023	2022
	RMB’000	RMB’000

Balance at beginning of year	40,019	42,867
Add: provision for allowances	10,376	822
Less: reversal of provision for doubtful accounts	(677)	(983)
Less: write-off of doubtful accounts	(20,074)	(2,687)

Balance at end of year	29,644	40,019

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4.	Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2023	2022
	RMB’000	RMB’000

Within 1 year	92,014	111,436
1 year - 2 years	31,499	12,236
2 years - 3 years	3,140	1,437
3 years - 4 years	699	6,132
4 years - 5 years	883	4,532

	128,235	135,773

At December 31, 2023, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2022: RMB Nil).

5.	Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2023	2022
	RMB’000	RMB’000

Prepayments	16,622	12,547
Deposits paid for bidding projects and temporary payments	6,257	6,004
Other current assets	862	2,600

	23,741	21,151

6.	Contract assets, net and liabilities

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2023	2022
	RMB’000	RMB’000

Unbilled revenue	72,880	76,992

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2023	2022
	RMB’000	RMB’000

Deferred revenue	43,452	34,503

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2023	2022
	RMB’000	RMB’000

Contract assets	72,880	76,992
Contract liabilities	(43,452)	(34,503)

Net contract assets	29,428	42,489

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2023	2022
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	239,648	688,184
Less: billings to date	(210,220)	(645,695)

	29,428	42,489

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2023	2022
	RMB’000	RMB’000

Gross contract assets	83,170	89,440
Less: allowance for doubtful accounts	(10,290)	(12,448)

	72,880	76,992

7.	Inventories

	December 31,
	2023	2022
	RMB’000	RMB’000

Raw materials	54	1,961
Finished goods	4,415	2,438
	4,469	4,399

8.	Short-term and long-term investments

The Group's short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in Nil (2022: Nil) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.	Property, plant and equipment

		December 31,
		2023	2022
		RMB’000	RMB’000

Building and leasehold improvements		112,792	167,874
Furniture, fixtures and office equipment		4,122	3,795
Motor vehicles		4,478	4,610
Plant and machineries		10,619	10,619

Total		132,011	186,898

Less: Accumulated depreciation and amortization		(68,506)	(82,252)
Accumulated impairment losses		-	(36,241)

Total		(68,506)	(118,493)

Net		63,505	68,405

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Depreciation charge	5,964	6,580	6,466

At December 31, 2023, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB1,026,000 (2022: RMB1,275,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10.	Intangible assets, net

	December 31,
	2023	2022
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	4,150	3,950
Others	165	165

	4,315	4,115

Less: Accumulated amortization	(2,552)	(2,307)

Net carrying amount	1,763	1,808

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Amortization expense	246	257	255

At December 31, 2023, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2024	246
2025	246
2026	246
2027	246
2028	246
Thereafter	533

Total	1,763

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.	Land use right, net

	December 31,
	2023	2022
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,662)	(2,511)

Net carrying amount	4,699	4,850

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Amortization expense	180	150	150

At December 31, 2023, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB1,371,000 (2022: RMB1,417,000).

As December 31, 2023, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2024	180
2025	180
2026	180
2027	180
2028	180
Thereafter	3,799

Total	4,699

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12.	Bank borrowings

	December 31,
	2023	2022
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	1,502	501
Bank loans borrowed by subsidiaries of the Company (note ii)	5,007	5,007

	6,509	5,508

(i)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2023 bears interest at fixed rates of 4.05% (2022: 3.85%) per annum. Interest paid during the year ended December 31, 2023 was approximately RMB32,000 (2022: RMB408,000 and 2021: RMB253,000).

(ii)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2023, bears interest at a fixed rate of 5.3% (2022: a fixed rate of 4.85%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2023 was approximately RMB221,000 (2022: RMB218,000 and 2021: RMB427,000).

13.	Other payables and accrued expenses

	December 31,
	2023	2022
	RMB’000	RMB’000

Accrued expenses	11,274	8,731
Output VAT	6,348	5,967
Deposits received and temporary receipts	6,098	73,803

	23,720	88,501

14.	Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2022: 3% to 13%) of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15.	Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years.

16.	Other income and other losses

Other income

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Impairment gain on contract assets	2,158	-	-
Gain on disposal of property, plant and equipment	-	-	39
Investment income	2,863	824	531
Compensation income	7,796	-
Amounts waived by payees	-	980	3,061
Reversal of allowance for doubtful accounts	10,841	983	183
Subsidy income from PRC government	9,088	9,002	7,780

	32,746	11,789	11,594

Other losses

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Impairment loss on short term investments	-	195	-
Impairment loss on contract assets	-	3,560	1,238
	-	3,755	1,238

17.	Income tax (credit) / expense

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

During the years ended December 31, 2023 and 2022, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Zhejiang Tianlan Environmental Engineering and Design Company Limited and Zhejiang Tianlan Environmental Protection Engineering Company Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Current tax expense / (credit)
PRC EIT	7,340	(7)	(32)

Income tax expense / (credit)	7,340	(7)	(32)

Deferred tax expense / (credit)	8,729	(361)	(666)

Total deferred tax expense / (credit)	8,729	(361)	(666)

Total expense / (credit)	16,069	(368)	(698)

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2023, 2022 and 2021 and our effective tax rates were as follows:

	Year ended December 31,
	2023	2022	2021
	RMB’000	RMB’000	RMB’000

Income before income tax	86,606	15,398	12,880
Computed tax using respective companies’ statutory tax rates	12,991	2,309	1,932
(Over)-provision for income tax in prior years	(591)	(69)	(39)
Temporary differences	2,931	2,089	401
Tax effect of revenue not subject to tax		3	-
Tax effect of expenses not deductible for tax purposes	4,472	500	286
Tax effect of special deduction for research and development costs	(3,734)	(5,257)	(3,263)
Others		57	15
Income taxes expense /(credit) at effective tax rate	16,069	(368)	(698)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17.	Income tax (credit) / expense (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2023	2022
	RMB’000	RMB’000

Allowance for doubtful accounts	4,218	5,680
Deferred government grant	213	154
Impairment losses on assets	1,508	5,978
Tax losses	-	2,854

Total deferred tax assets	5,939	14,666

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

18.	Pension plan

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

During the years ended December 31, 2023, 2022 and 2021, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB2,766,000, RMB2,691,000 and RMB6,003,000 respectively.

19.	Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB128,000,000 (2022: RMB115,282,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20.	Related party transaction

There was no engineering service income from an investment in 2023 (2022: Nil) and there was remuneration to key management personnel of approximately RMB1,878,000 (2022: RMB 1,083,000).

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

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2023 and 2022.

(v)	Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2023 and 2022, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

(vi)	Operating leases

The Group has no operating leases expense during the year ended December 31, 2023 (2022 and 2021: RMB Nil). At December 31, 2023, the Group has no future minimum lease payments under non-cancellable operating leases.

22	Subsequent event

The Company evaluated all events and transactions that occurred after December 31, 2023, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

