Form 20-F
period 2024-12-31
EURO TECH HOLDINGS CO LTD
filed 2025-04-30
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None.

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report. 7,716,299 ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standards” refers to any update by the Financial Accounting Standards Board to its accounting Standards Codification after April 5, 2012.

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

In this Form 20-F, references to “us”, “we”, the “Company”, the “Group” and “Euro Tech” are to Euro Tech Holdings Company Limited and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

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

U.S. GAAP, Fiscal Year and Exchange Rate Information

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our fiscal year ends on December 31. References in this annual report to fiscal year 2020, fiscal year 2021, fiscal year 2022, fiscal year 2023 and fiscal year 2024, or Fiscal 2020, Fiscal 2021, Fiscal 2022, Fiscal 2023 and Fiscal 2024, are to the fiscal years ended on December 31, 2020, 2021, 2022, 2023 and 2024 respectively.

The Company maintains its books and records in United States dollars (“US$” or “U.S. Dollars”). Its subsidiaries and affiliates maintain their books and records either in US$, Hong Kong dollars (“HK$” or “Hong Kong Dollars”) or in Chinese Renminbi (“RMB” or “Renminbi”).

Our financial statements are expressed in U.S. Dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. Dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi or Hong Kong Dollars to U.S. Dollars in this annual report were made for fiscal years 2024, 2023 and 2022 at 7.2142 RMB, 7.0684 RMB and 6.9061 RMB to US$1.00, respectively, and at 7.8000 HKD, 7.8000 HKD and 7.8000 HKD to US$1.00, respectively. The exchange rates were substantially the same as the middle rates published by the People’s Bank of China (“PBOC”) on December 31, 2024, 2023 and 2022 respectively.

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

PART I

ITEM 3. KEY INFORMATION

China Section

Our Corporate Structure

As an investor, you hold an interest in Euro Tech Holdings Company Limited (the “Company” or “Euro Tech”). Euro Tech is a British Virgin Islands holding company and not an operating company. As a holding company with no material operations of its own, Euro Tech conducts its operations through its subsidiaries incorporated in Singapore, Hong Kong, mainland China and the British Virgin Islands as further explained below. As an investor, you directly hold an interest in Euro Tech, but you do not directly hold equity interest in Euro Tech’s subsidiaries, i.e., the operating companies of the Company’s business, and this structure involves risks to you.

The Company has one 100% owned subsidiary in Singapore, namely, Euro Tech Global Pte. Limited (referred to hereinafter as “Euro Tech Global”). Euro Tech Global is an investment holding company.

Euro Tech Global has one 100% owned subsidiary in Hong Kong, namely, Euro Tech (Far East) Limited (referred to hereinafter as “Far East”). Far East engages in the marketing and trading of water and waste water treatment related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems.

Far East has one 100% owned subsidiary in mainland China, namely, Euro Tech Trading (Shanghai) Limited (referred to hereinafter as “ETTS”). ETTS ceased its active business operations in 2021.

Far East holds 58% of the total equity of PACT Environmental Technology PTE. LTD., a company incorporated in Singapore (referred to hereinafter as “Pact Singapore”), Yixing Pact Environmental Technology Co., Ltd., a company incorporated in mainland China (referred to hereinafter as “Yixing”), and Pact Asia Pacific Limited, a company incorporated in the British Virgin Islands (referred to hereinafter as “Pact”), respectively. Pact Singapore focuses on marketing and provision of after sales services of ballast water treatment systems and customized industrial wastewater solutions, equipment fabrication. Yixing focuses on the design, manufacturing and operation of water and waste water treatment and water desalination machinery and equipment. Pact’s business is currently inactive.

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

The shareholders of Pact Singapore are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The shareholders of Yixing are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The shareholders of Pact are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

Blue Sky is a public company in mainland China and therefore has a number of minority shareholders that are not publicly disclosed. The ten shareholders of Blue Sky with the top ten largest shareholding percentage are listed in the table below. We obtained the information in the table below from Blue Sky’s latest annual report filed on April 22, 2025:

	Shareholders	Ownership Percentage
1	Zhongbiao WU	25.45%
2	Euro Tech (Far East) Limited	19.42%
3	Zhineng WANG	13.65%
4	Deming WANG	11.37%
5	Yueai FENG	4.70%
6	Shan ZHONG	3.94%
7	Yuling ZHOU	3.93%
8	Huaming SUN	3.53%
9	Hangzhou Helan Technology Co.	2.87%
10	Changjie CHENG	2.48%

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. The PCAOB included in such report a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021 and 2020, and subsequently on June 14, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC.

On December 15, 2022, the PCAOB vacated its previous determinations that it is unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Accordingly, until such time as the PCAOB issues any new determination, there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

In January 2023, we appointed J&S Associate PLT (“J&S”), as our independent registered public accounting firm. J&S is headquartered in Malaysia and subject to inspections by the PCAOB, therefore we believe the appointment of J&S would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCAA, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

See “Item 3. Key Information – D. Risk Factors— Risks Related to the Company Itself - The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the NASDAQ could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB requirement in time” for a more detailed discussion on this matter.

Permissions or Approvals Required to be Obtained from Chinese Authorities

Our business focuses on the design, sale and distribution of water and waste-water treatment tools and equipment. The group companies that are active in business operations are Far East in Hong Kong, Pact Singapore in Singapore, and Yixing in mainland China. Euro Tech Global is the Company’s wholly-owned subsidiary and an investment holding company. Far East is the wholly-owned subsidiary of Euro Tech Global. Far East holds 58% of the equity of Pact Singapore, Yixing and Pact respectively.

Based on our internal assessment, the Company and its subsidiaries are not required to obtain any permissions or approvals from the Chinese authorities to operate their respective business or offer the Company’s securities as currently conducted, except that the group companies located in mainland China should obtain a business license to operate their respective business. As listed in the chart below, such group companies have received their respective business license. None of the Company and its subsidiaries has ever been requested by any Chinese authority to obtain any other permissions or approvals to conduct their respective business or to offer the Company’s securities. In addition, please note that Euro Tech Trading (Shanghai) Limited (listed below) has ceased its active business operations already.

Company	Permission/Approval	Issuing Authority	Validity
Euro Tech Trading (Shanghai) Limited	Business License	Market Supervision Administration of Free Trade Pilot Zone (Shanghai)	May 13, 2047
Yixing Pact Environmental Technology Co., Ltd.	Business License	Market Supervision Administration of Yixing City	Long term

We did not rely upon an opinion of counsel with respect to our conclusions regarding whether we need permissions and approvals to operate our business and to offer securities to investors. The basis of our assessment above is as follows: (1) the Company has been primarily a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). We have been in this business for more than 20 years for now and have never been required to apply for any permissions or approvals from the Chinese authorities to conduct our business; (2) we are aware of recent regulatory developments relating to Chinese authorities’ focus on cross-border data transfer, as further described in ”Item 4. Information on the Company — B. Business Overview – Regulations”. We do not believe our listing of ordinary shares requires permissions or approvals from the Chinese authorities. As a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers) to businesses (i.e., not end-customers), we are not deemed as a critical information infrastructure operator or online platform operator which are subject to more stringent requirements under China’s Cybersecurity Review Measures which became effective on February 15, 2022. Our customers in mainland China are corporate customers rather than individual customers, therefore we do not currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

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

Dividends

During the three fiscal years ended December 31, 2022, 2023 and 2024, Euro Tech made cash dividends in an amount of US$463,928, nil and US$617,303.92 to its shareholders (including U.S. investors), respectively. The source of such cash dividends is cash dividends and distributions from Far East. For mainland China and United States federal income tax considerations in connection with an investment in our ordinary shares, see “Item 10. Additional Information—E. Taxation.”

During the three fiscal years ended December 31, 2022, 2023 and 2024, Far East made cash dividends to Euro Tech in an amount of US$628,205, nil and US$974,359, respectively.

Euro Tech Global was incorporated in 2025 and there has been no cash dividend to Euro Tech from Euro Tech Global as of the date of this annual report.

Cash transfers for working capital purposes

During the three fiscal years ended December 31, 2022, 2023 and 2024, Far East made cash transfers for working capital purposes to its 100% owned subsidiaries in Shanghai, namely Shanghai Euro Tech Limited and Euro Tech Trading (Shanghai) Limited in an amount of US$277,445, US$129,200 and US$26,455, respectively.

Shanghai Euro Tech Limited was deregistered on October 8, 2024.

Historical capital contributions

To date, Far East has made capital contribution of US$200,000 to its 100% owned subsidiary, Euro Tech Trading (Shanghai) Limited, to fulfil its obligation to pay in the registered capital of the latter.

To date, Far East has made capital contribution of US$350,000 to its 100% owned subsidiary, Shanghai Euro Tech Limited, to fulfil its obligation to pay in the registered capital of the latter. Shanghai Euro Tech Limited was deregistered on October 8, 2024.

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

•

Changes in U.S. and international trade policies and escalations of tensions in international relations may adversely impact our business and operating results. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China— The turbulent relations between the PRC and United States may adversely affect our business or the price of our capital stock.”

10

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

•

The rising inflation and energy cost in Europe, caused largely by the Russia-Ukraine conflicts, will likely affect the business operations of our customers headquartered in Europe. Subsequently these customers will likely take longer time to make decisions regarding whether to purchase our products, negotiate for more favorable commercial and financial terms in their dealings with us, and even postpone or cancel their new projects and their purchase orders in China. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to the Company’s Business —The Russia-Ukraine conflicts may have already impacted and will likely impact the business operations of our suppliers and customers headquartered in Europe and elsewhere, and subsequently impact the terms of our business relationships with them.”

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

The growth of China’s economy has slowed in recent years compared to prior years. There have also been concerns about the relationships among China and other Asian countries, and the relationship between China and the United States, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. The COVID-19 pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected the business and operations of some of our customers located in Europe, and subsequently have adverse impact on our business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations. Any disruptions or continuing or worsening slowdown, whether as a result of trade conflicts, the COVID-19 pandemic, the Russia-Ukraine conflict or other reasons, could significantly reduce commerce activities in China and globally, which could lead to significant reduction in demand for and spending on the various products and services we offer. Moreover, although currently China economy is not experiencing significant inflation, future rising inflation could result in higher costs of services and supplies and a decrease in consumer spending, which could negatively affect our business operations and financial results. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

The PRC Cybersecurity Law, which took effect in June 2017, generally governs the construction, operation, maintenance and use of networks in China, subjects network operators to various security protection-related obligations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. We believe we are neither a network operator nor an operator critical information infrastructure and are compliant with the PRC Cybersecurity Law. However if we are determined by the PRC government to fail to comply with the PRC Cybersecurity Law, we could be subject to fines, suspension of businesses, and revocation of business licenses. On September 12, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and whether and when it would be promulgated and take effect are subject to change with substantial uncertainty.

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

Additionally, in November 2021, the CAC and several other administrations also jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which became effective on February 15, 2022, and supersede and replace the current cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a “critical information infrastructure operator”, or a CIIO, that purchases network products and services, or conducts data process activities, which affect or may affect national security will be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. On September 24, 2024, the State Council of China issued the Cyber Data Security Administration Regulations, which came into effect on January 1, 2025. The regulations specify that China will enhance the protection of important data. Data processors are required to conduct a risk assessment before providing, entrusting, or jointly processing important data, except in cases where such actions are necessary to fulfill statutory duties or obligations. Furthermore, if cyber data processors operating within China need to transfer important data collected or generated domestically to overseas, they must undergo a data export security assessment organized by CAC.

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

Our Revenue and Net Income may be Materially and Adversely Affected by any Economic Slowdown in China.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 2.3%, 8.1%, 2.9%, 5.2 % and 5.0% in 2020, 2021, 2022, 2023 and 2024, respectively. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

We can provide no assurance that we will not be affected by higher rates of inflation in the future.

The inflation rate in China was 2.42%, 0.99%, 1.96%, 0.24% and 0.24% in 2020, 2021, 2022, 2023 and 2024, respectively. The Company cannot determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on revenues or results of operations during the past several years. We can provide no assurance that we will not be affected by higher rates of inflation in the future.

If the inflation rate in China increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, our principal offices are located in Hong Kong and all of our directors and executive officers reside within Hong Kong and mainland China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, we understand that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

The value of the Renminbi against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things.  The RMB/USD exchange rate experienced significant volatility in 2020. It started the year around 6.9 RMB per USD and depreciated to around 7.1 by March. However, it strengthened throughout the second half of the year 2020, ending around 6.5 RMB per USD by December, 2020. In 2021, the RMB generally maintained a strengthening trend against the USD. 2022 saw increased volatility in the RMB/USD exchange rate. The RMB started the year around 6.37 and experienced significant depreciation throughout the year, reaching around 7.2 by October. The year ended with the exchange rate around 6.9 RMB per USD. In 2023, the RMB/USD exchange rate continued to experience fluctuations. The exchange rate started around 6.9 RMB per USD and depreciated further to around 7.25 by mid-year. However, it showed some recovery in the second half, ending the year around 7.1 RMB per USD. 2024 has seen continued volatility in the RMB/USD exchange rate. The exchange rate started around 7.1 RMB per USD and experienced significant fluctuations throughout the year. The monthly averages ranged from approximately 7.07 to 7.25 RMB per USD, with the lowest point in September at 7.01 RMB per USD and the highest point in July at 7.2755 RMB per USD. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. Dollar in the future.

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

The turbulent relations between the PRC and United States may adversely affect our business or the price of our capital stock

In recent years, we have observed increasing tensions in the relations between the United States and China. The United States have imposed additional or higher tariffs on certain products imported from China, and China has also imposed or threatened to impose additional or higher tariffs in retaliation. Part of our business consists of distributing products originated from the United States to China. As China imposes additional or higher tariffs on such imports, our Chinese customers may decrease or may have already decreased their purchase of such products. Subsequently, our sales and results of operations would be adversely impacted. Political or trade friction between the two countries could also materially and adversely affect the market price of our capital stock.

Tariffs and other restrictions imposed by any country or region we serve could affect our business and financial condition. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could restrict our ability to source and sell products to certain markets, could increase our costs or reduce the competitiveness of the prices of products offered by us, and could affect our ability to timely ship and deliver products to our buyers, any of which could harm our business, financial condition, and results of operations.

It is difficult to predict future developments regarding tariffs and other trade restrictions. There have been heightened tensions in international relations in recent years, which has resulted in and may continue to cause changes in international trade policies and additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions.

Chinese regulatory authorities could disallow our holding company structure

The Company is a holding company and not an operating company. It owns 100% of the shares of Euro Tech Global, which owns 100% of the shares of Far East. Far East owns 100% of the equity of ETTS in China, and 58% of the equity of Pact Singapore in Singapore, Yixing in China and Pact in the British Virgin Islands, respectively. Far East also holds 19.4% of the equity of Blue Sky in China. ETTS and Pact are no longer in active business operations. Euro Tech Global, Far East, Pact Singapore, Yixing, and Blue Sky are engaged in active business operations. As of the date of this annual report, Chinese law does not prohibit or restrict the Company from holding the equity of Euro Tech Global, Far East, Pact Singapore, Yixing, Pact or Blue Sky. However we cannot assure you that Chinese regulatory authorities would never disallow our holding company structure, or otherwise prohibit or restrict the Company from holding the equity of Euro Tech Global, Far East, Pact Singapore, Yixing, Pact or Blue Sky. If Chinese regulatory authorities do disallow our holding company structure as aforesaid, this would likely result in a material change in our operations and consequently a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

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

However, there has been some frictions between Hong Kong residents pressing for greater democracy and the PRC government. At this point in time it is not possible to predict if this trend will continue and what effect it will have on the Company, if any. However, there can be no assurance that changes in political or economic conditions in Hong Kong and mainland China will not affect the Company adversely. The Company’s results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy.

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

During Fiscal 2024, the Company had revenues of US$15,383,000, operating income of US$386,000, and income before income taxes, equity in income of affiliates and non-controlling interests of US$519,000. In addition, we had income tax expense of US$72,000, and equity in income of affiliates of US$398,000. As a result, we had a net income of US$845,000 for Fiscal 2024 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating income before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2024 was primarily an increase in the gross profit margin of our trading, and engineering-related operations. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$715,000 for Fiscal 2024.

During Fiscal 2023, the Company had revenues of US$17,940,000, operating loss of US$249,000, and loss before income taxes, equity in income of affiliates and non-controlling interests of US$232,000. In addition, we had income tax expense of US$45,000, and equity in income of affiliates of US$1,927,000. As a result, we had a net income of US$1,650,000 for Fiscal 2023 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating losses before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2023 was primarily a decrease in the gross profit margin of our engineering-related operations. After giving effect to the net loss attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$1,836,000 for Fiscal 2023.

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

The Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic since 2023, and has now completely lifted such restrictions and quarantines. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent at least in the near future, because such foreign talent may have left China and returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications of the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

Actions to Increase Revenue, Decrease Losses and Achieve Profitability may be Unsuccessful.

The Company has implemented a number of measures to streamline its business activities, in order to stem the decline in its revenues. Specifically, the Company has reduced the number of its employees, consolidated its offices, and ceased the active business operations of certain subsidiaries in mainland China due to their decline in profitability.

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

We may be subject to a variety of litigation and similar proceedings in the course of our business that could adversely affect our financial statements.

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

Dependence on Vendors; Lack of Long Term Arrangements; Loss of Vendors.

The Company distributes supplies manufactured by a number of vendors. Stanford Research Systems, Inc. (“Stanford”), Thermo Fisher Scientific Group (“Thermo”), Hach Company (“Hach”), and Hioki E.E. Corp. (“Hioki”) are among the Company’s largest suppliers in 2024, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2022, our sales revenue from trading activities decreased by approximately 3%. During Fiscal 2023, our sales revenue from trading activities increased by approximately 30%. During Fiscal 2024, our sales revenue from trading activities decreased by approximately 21%.  A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2024, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

In the years ended December 31, 2022, 2023 and 2024, we had 1, 2 and 1 customers that accounted for 10% or more of our revenues, respectively.

Customer Name	Year Ended December 31,2024	Year Ended December 31,2023	Year Ended December 31,2022
Customer A	15%	10%	N.A	.
Customer B	9%	14%	18%

Our failure to maintain long-term relationships with any of these major customers would lead to the loss of our sales to such major customer, which would have an adverse effect on our business, financial condition and results of operations.

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

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. The PCAOB included in such report a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list includes Union Power, the firm which audited our financial statements for the fiscal year ended December 31, 2021 and 2020, and subsequently on June 14, 2022, we were added to the conclusive list of “Commission-Identified Issuer” identified under the HFCAA on the website of the SEC.

On December 15, 2022, the PCAOB vacated its previous determinations that it is unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Accordingly, until such time as the PCAOB issues any new determination, there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA.

In January 2023, we appointed J&S Associate PLT (“J&S”), as our independent registered public accounting firm. J&S is headquartered in Malaysia and subject to inspections by the PCAOB, therefore we believe the appointment of J&S would substantially reduce the risk of us being continued to be identified as “Commission-Identified Issuer” under the HFCAA, and the risk of our securities being prohibited from being traded on a national securities exchange or in the over the counter trading market in the United States due to rules under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

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

Far East received rental income from a property whose title has not yet been obtained by Far East from the PRC authority, which may result in legal proceedings and associated costs, expenses and liabilities.

Far East received rental income on a property located in Beijing, China pursuant to relevant lease agreements. The latest lease agreement relating to such property has expired in November, 2024. Far East has made payment for the purchase of such property, but has not successfully obtained Certificate of Real Estate Ownership or title of such property from the PRC authority. The property’s book value as of December 31, 2024 was approximately US$76,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

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

The trading price for our ordinary shares may be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We may be considered to be a passive foreign investment company for the 2024 calendar year and may be a passive foreign investment company for future years, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2024. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2025 or any future years. If we are a PFIC in any year, a U.S. holder may be subject to certain adverse United States federal income tax consequences, and is urged to consult with his, her or its tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was organized under the laws of the BVI on September 30, 1996 for the purposes of raising capital and for acquiring all the outstanding capital stock of Euro Tech (Far East) Limited (“Far East”), a Hong Kong corporation. In March 1997, the Company acquired all the issued and outstanding capital stock of Far East and Far East became a wholly-owned subsidiary of the Company.

Yixing Pact Environmental Technology Company Limited, a Chinese company (“Yixing”) and Pact Asia Pacific Limited, a BVI company (“Pact,” collectively with “Yixing”, “Pact-Yixing”) became Far East’s majority-owned subsidiaries in 2005. We acquired additional two percent (2%) and five percent (5%) equity interests in Pact and Yixing in January 2010 and July 2011, respectively, through Far East. Since then, Far East has been the holder of fifty-eight percent (58%) equity interests in Pact and Yixing respectively. In 2020, Pact-Yixing successfully developed and launched a ballast water port solution system for ship vessels and port harbors. This positions Pact-Yixing to be one of the first few companies in Asia capable of developing and selling such system for commercial use in the port and harbor sector.

Far East also owns a 19.4% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and waste-water treatment but also for air pollution control for industrial clients in China. Blue Sky’s revenue increased in Fiscal 2022 as compared to Fiscal 2021, decreased in Fiscal 2023 as compared to Fiscal 2022, and increased in Fiscal 2024 as compared to Fiscal 2023. Blue Sky’s net income increased in Fiscal 2022 as compared to Fiscal 2021, increased in Fiscal 2023 as compared to Fiscal 2022, and decreased in Fiscal 2024 as compared to Fiscal 2023. Blue Sky listed its shares on the New Third Board in the PRC since November 17, 2015. It suspended trading from August 15, 2017 and resumed trading on February 2, 2018.  It suspended trading from November 24, 2020 and resumed trading on January 6, 2021. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky’s shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

In Fiscal 2024, Blue Sky made an income contribution of US$398,000 to the Company. In Fiscal 2023, Blue Sky made an income contribution of US$1,927,000 to the Company. The source of such income contribution in Fiscal 2023 consisted primarily of non-recurrent income from the disposal of 2 desulfurization treatment plants for a “Build-operate-transfer” project located in Shanxi, China. In Fiscal 2022, Blue Sky made an income contribution of US$413,000 to the Company. The source of such income contribution in Fiscal 2022 was operating income. China’s 14th Five Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term and the desire to play a global role in curbing greenhouse gas emissions. Thus, management believes the development in the Chinese government policy may benefit our business as well as the business of its affiliate, Blue Sky.

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

We dissolved Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd. and Guangzhou Euro Tech Environmental Equipment Co., Ltd. in 2019. We closed the representative sales office of Shanghai Euro Tech Limited located in Beijing in January 2021. We dissolved Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”) on July 2, 2021, in order to avoid duplication of costs and efforts as we have a 58% equity interest in Pact-Yixing which operate similar business activities. Before its dissolution, Shanghai Environmental was our wholly-owned subsidiary organized under the laws of the PRC and its principal business was water and waste-water treatment engineering business. It was established to carry on our environmental engineering department with that line of business and its personnel transferred from our subsidiary, Far East. We also ceased the active business operations of ETTS and SET in 2021 and 2022 respectively and eventually deregistered SET in 2024. Before it ceased its active business operations, SET engaged in the manufacturing of analytical and testing instruments. However SET incurred losses from its business during the few years prior to the cessation of its operations, therefore we made the decision to cease its active business operations.

We incorporated Euro Tech Global as a wholly-owned subsidiary in 2025. Euro Tech Global holds 100% of the shares of Far East. We also incorporated Pact Singapore in 2024. Far East holds 58% of the shares of Pact Singapore.

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

Yixing, in which Far East holds 58% equity interests, provides customers with solutions to engineering problems as well as ballast water treatment technology. Yixing conducts industrial water and waste-water treatment projects, mostly for large multinational manufacturing facilities located in the PRC that are run by companies based in the U.S., Europe and Japan. Yixing also conducts process design projects for its clients. With respect to the process design projects, the procedures involving mechanical and electrical engineering are completed in-house and the procedures involving manufacturing are contracted to approved fabricators of components. Fabrication drawings are also done in-house for submittal to said fabricators under the supervision of Yixing’s quality control engineers. Yixing’s clients come from a varied spectrum of industries covering semiconductor, pharmaceutical, petrochemicals, auto and auto parts, steel, food and beverage and beauty products.

The water and waste-water treatment processes applied at Yixing cover chemical, physical, biological and membrane separation. Combinations of those processes are normally used to treat a specific industrial process feed or effluent. With respect to the water treatment side of Yixing’s business, they design and build filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis, electro-deionization, chemical treatment systems and package type mobile water treatment plants. As for waste-water treatment, Yixing design and build biological treatment systems, oil coalescers, dissolved air flotation, lamella clarifiers, chemical reactor tanks, ultrafiltration, microfiltration, dewatering systems and package type mobile sewage treatment plants. Biological treatment plants cover both aerobic and anaerobic processes. State-of-the-art aerobic processes of SBR (sequential batch reactors) and MBR (membrane biological reactors) are technologies also covered by Yixing. See – “Glossary.”

Revenues from our trading activities have decreased in the past few years as a substantial number of our suppliers have been selling their products into China directly and through other distributors. Many of these other distributors are local Chinese companies and can operate with a lower overhead.

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

During Fiscal 2022, there was slight decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in Fiscal 2022 was US$5,617,000. Pact-Yixing had an operating income of US$590,000 from engineering activities in Fiscal 2022. We ceased the operation of Shanghai Euro Tech Limited and ETTS in 2022.

During Fiscal 2023, there was increase in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2023 was US$5,797,000. In Fiscal 2023, Pact-Yixing had an operating loss of US$438,000 from engineering activities.

During Fiscal 2024, there was decrease in revenues from trading and manufacturing activities. Revenue from Pact-Yixing in 2024 was US$5,834,000. In Fiscal 2024, Pact-Yixing had an operating income of US$273,000 from engineering activities. We deregistered Shanghai Euro Tech Limited in 2024 and Pact ceased its active business operations in 2024.

Principal Markets: Mainland China and Hong Kong

The Company’s operations are located almost entirely within, and revenues are almost entirely generated from mainland China and Hong Kong. Set forth below are the approximate percentage of the Company’s revenue from customers in mainland China and Hong Kong for the fiscal years indicated:

Fiscal Year	Mainland China	Hong Kong

2022	39%	48%
2023	40%	55%
2024	42%	44%

Sales to customers situated in Macau and elsewhere through Fiscal 2022, Fiscal 2023 and Fiscal 2024 were 13%, 5% and 14% respectively. This makes the Company particularly susceptible to changes in the political and economic climate of either mainland China or Hong Kong.

Hong Kong. Hong Kong has been one of the prime centers for commercial activity and economic development recently in Southeast Asia. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC. As provided in the Sino-British Joint Declaration and the Basic Law, Hong Kong is given a high degree of autonomy except in foreign and defense affairs. The Basic Law provides that Hong Kong is to have its own legislature, legal and judicial system and full economic autonomy for 50 years after the transfer of sovereignty. Based on the current political conditions and the Company’s understanding of the Basic Law, the Company does not believe that the transfer of sovereignty over Hong Kong has had or will have an adverse impact on its financial and operating environment. Although the Chinese government has pledged to maintain the economic and political autonomy of Hong Kong over its internal affairs, there is no assurance that such pledge will continue to be honored if there are changes in the Chinese political or economic climate. Revenue in Hong Kong, expressed as a percentage of our revenue, increased by 11% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue in mainland China, increased by 7% in Fiscal 2023 as compared with Fiscal 2022, and decreased by 11% in Fiscal 2024 as compared with Fiscal 2023. See – Item 3D. “Key Information — Risk Factors.”

PRC. The PRC has been a socialist state since 1949. For more than half a century, the PRC’s economy has been, and presently continues to be, a socialist economy operating under government controls promulgated under various state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities who may set production and development targets. However, since approximately the early 1980s, the PRC’s national government has undertaken certain reforms to permit greater provincial and local economic autonomy and private economic activities. Any change in political or economic conditions may substantially adversely affect these reform initiatives and, in turn, the Company. Revenue in mainland China, expressed as a percentage of total revenue, decreased by 23% in Fiscal 2022 as compared with Fiscal 2021 because of a decrease in revenue from completion of engineering projects in mainland China, increased by 1% in Fiscal 2023 as compared with Fiscal 2022, and increased by 2% in Fiscal 2024 as compared with Fiscal 2023. See – Item 3D. “Key Information — Risk Factors.”

Our Growth Strategy

First, we are focusing our trading activities in Hong Kong, Macau and Guangdong, China. These cities are located close to our Hong Kong headquarters, which makes it easier to provide customer support to customers located in these cities. For example, traveling to these cities to serve the customers there will incur less travel expenses. Therefore it will be more cost-efficient for us to support distributorships in these cities as opposed to distributorships throughout China. We operate with a focus to control costs and enhance operational efficiency.

Second, we have been developing port solution systems and have made sales of such systems to China, Southeast Asia, Middle East, etc. The port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own ballast water treatment system (“BWTS”) and for those with damaged BWTS. In 2018, the Company received a PRC government grant to fund the development of a prototype of ballast water port solution. We completed the development of the ballast water port solution prototype in 2019 and completed developing the system for commercial use in 2020.

We have obtained 5 utility model patents and are applying for 1 invention patent for this port solution system in China. We continue to invest a portion of our resources to developing our BWTS for the global market.

We have also embarked on promotional activities for port solution systems globally to explore the growing demand. For example, in 2024, we participated in four maritime tradeshows held in Singapore, Indonesia, Germany, and Turkey respectively, to promote our BWTS. In Fiscal 2020, we sold one set of BWTS for ports and one set of BWTS for ship vessels. In Fiscal 2021, we sold 4 sets BWTS for ports and 8 sets of BWTS for ship vessels. In Fiscal 2022, we did not sell any BWTS for ports, but sold 27 sets of BWTS for ship vessels, a majority of which were exported outside China. In Fiscal 2023, we sold 34 sets of BWTS for ship vessels to destinations including China, Dubai, Turkey, Thailand and Singapore, and sold a mobile containerized port BWTS reception facility unit to the subsidiary of a renowned German chemical company that is located in Zhangjiang, China. In Fiscal 2024, we sold 45 sets of BWTS for ship vessel to destinations including China, Dubai, Turkey, and Singapore, and sold a mobile containerized port BWT reception facility unit to a petrochemical port located in Lianyungang, China.

Moving forward, we will continue to promote our BWTS products that can treat ballast water at rates of 200, 300, 500, 750, 1,200 and 1,250 cubic meters per hour and port solution system. We also plan to enhance our after sales services for BWTS and maximize our core value in turnkey water related treatment solutions for maritime industry. We also plan to continue to assemble and/or manufacture additional products, and seek opportunities with our suppliers to assemble their products. However, no assurance can be given that such efforts can succeed or continue to succeed.

We will actively promote mobile ballast water port reception and treatment solutions as there is a growing market for using this onshore system for emergency and rapid treatment purposes to meet stricter local environmental regulations. This is especially important in regions experiencing high congestion at ports.

Finally, we also plan to explore not just the BWTS market, but also the industrial wastewater market. We incorporated Pact Singapore with an intent to further explore the Southeast Asia region and the industrial wastewater market. The reasons for us to believe this new move may open up new market for us is because Singapore is one of the largest shipping hubs in the world and a environmentally conscious country. We have also observed that many foreign companies have either expanded into or relocated to Southeast Asia region, and setting up subsidiaries in Singapore, which is a regional center in the Southeast Asia region, would give us better access to this region.

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

Beyond our product development plan, the Company will continue to seek suitable distributors and/ or strategic partners in maritime cities or countries to capture the market growth. So far we have one strategic OEM partner in Greece which distribute our products to 20 countries in Europe. Additionally, we will expand our reach to more potential growth markets worldwide, including the Middle East and Southeast Asia regions, to diversify our business risks.

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

Customers for the analytical instruments include government agencies, academic and research institutions, major laboratories and beverage producers, including analytical system to the Hong Kong Government Laboratory for analysis of persistent organic pollutants (POPs) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 51.6%, 60.8% and 52.6% of its revenues from the sale of scientific instruments during Fiscal 2024, 2023 and 2022 respectively.

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

The Company derived approximately 46.5%, 37.6%, and 45% of revenues from the sale of power solutions and process during Fiscal 2024, 2023, and 2022 respectively.

Technical Support. The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in giving technical advice to and performing product demonstrations for customers. The Company derived approximately 1.9%, 1.6%, and 2.4% of its revenues from technical support operations during Fiscal 2024, 2023, and 2022 respectively.

Customers. During Fiscal 2024, the Company distributed products to approximately 300 customers, located in Hong Kong, mainland China and Macau, such as Hong Kong Water Supplies Department, Government Laboratory, Drainage Services Department, universities, and public utilities agencies. For the year ended December 31, 2024, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue, with one of such customers accounting for 15% of our total revenue.

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

Manufacturing and Product Assembly Operations

The Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers. The company was one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s (“MSA”) evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The unofficial reports of comparison data between our instrument and lab test results indicated that our instrument readings trend followed the actual lab test results closely. We obtained patent approval in China and got the environmental testing certificate according to Chinese Standard GB/T 11606-2007 from Shanghai Institute of Measurement and Technology. We carried out testing of this instrument at the land-based test facility of one of the Chinese National Engineering Laboratories for Ballast Water Testing and type approval according to IMO guidelines and got a certified test report from this approved laboratory. We have participated in a number of trade shows and exhibitions to promote this product, but have not received any order yet.

Sources of Supply

The Company distributes products manufactured by some major American, European and Japanese corporations. Stanford, Thermo, Hach and Hioki are the Company’s largest suppliers, with purchases from them accounting for approximately 21%, 33%, 6% and 5% during Fiscal 2022; 23%, 42%, 7% and 5% during Fiscal 2023; and 36%, 26%, 8% and 5% during Fiscal 2024, respectively. The Company has exclusivity agreements for specified geographic areas with many of its suppliers for certain products. Those agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. In addition, some of these agreements are memorialized not as formal contracts but rather through other acknowledgements or correspondence which may contain a vague, if any, description of the terms and conditions of such agreement or arrangement, and therefore may be unenforceable. The Company has an authorization certification (currently valid until March 31, 2026) from Thermo granting the Company rights to sell Thermo’s Mass Spec Products to the Government and hospitals in Hong Kong. The Company has an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong. The Company has an Authorization Letter from Hach authorizing the Company as its distributor in Hong Kong and Macau. The Company has an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on operations.

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

On January 1, 2024, the Chinese legislature implemented the Amendment to the Marine Environmental Protection Law, pursuant to which China is strengthening the supervision and management of marine environment pollution from ships in the port area.

Competition

The Company faces competition from other distributors who distribute products similar to ours as well as the manufacturers of our products or products similar to ours in the Chinese market and elsewhere. The Company faces its principal competition from manufacturers and other distributors of its core products, which are located in Hong Kong and mainland China.

During Fiscal 2024, 2023 and 2022, the Company’s gross profit margins were approximately 29%, 22% and 31%, respectively. The Company believes that it competes with the Chinese manufacturers on the basis of quality and technology. The Company believes the foreign-manufactured products it distributes are of higher quality and are incorporated with more advanced technology than the products manufactured by the Chinese manufacturers. The Company believes that it competes with foreign manufacturers and other distributors of similar products on the basis of the Company’s established reputation. Pact-Yixing focuses on a market of providing water and waste water treatment services to multinational companies. The Company competes in this market based upon the quality of its products and having a knowledgeable staff, but faces competition from large PRC and multinational engineering companies, that, in the Company’s view, market their services based upon lower pricing as opposed to quality of service.

Sales and Marketing

The Company distributes products through its principal office located in Hong Kong. Our main marketing channels are through the work of our marketing and sales force. For Fiscal 2024, 2023 and 2022, the Company had a marketing and sales force consisting of 11, 7 and 7 individuals respectively. These individuals are paid a salary plus a sales-based commission. Our sales staff assists customers in selecting the equipment, auxiliary parts and products to suit customer specifications.

Major Customers

Maintaining major customers is important to us. For the year ended December 31, 2024, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2022, sales to our three largest customers amounted in the aggregate to approximately 33% of our total revenue.

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

Regulations

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which came into effect on July 1, 2024, to supersede the existing PRC Company Law which was previously amended in October 2018. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the Amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the Amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the Amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On July 1, 2024, China’s State Council issued and implemented the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the Amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the Amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws.

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

Regulations on Intellectual Property Rights

Patent

Patents in mainland China are principally protected under the PRC Patent Law, which was initially promulgated by the Standing Committee of the National People’s Congress in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. As of December 31, 2024, we had registered 7 patents and have 1  patent application in mainland China.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the Standing Committee of the National People’s Congress in 1982 and most recently amended in 2019, the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks. Such term may be renewed for another ten-year period upon request by the trademark owner. As of December 31, 2024, we have registered 3 trademarks in mainland China with the State Intellectual Property Office.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the applicable regulations, and applicants become domain name holders upon successful registrations. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which took effect on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. As of December 31, 2024, we had registered 6 domain names in mainland China.

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

On September 24, 2024, the State Council of China issued the Cyber Data Security Administration Regulations, which came into effect on January 1, 2025. The regulations specify that China will enhance the protection of important data. Data processors are required to conduct a risk assessment before providing, entrusting, or jointly processing important data, except in cases where such actions are necessary to fulfill statutory duties or obligations. Furthermore, if cyber data processors operating within China need to transfer important data collected or generated domestically to overseas, they must undergo a data export security assessment organized by the CAC.

Our business does not involve the collection, processing or transfer of any personal data.  We have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection. Therefore we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which took effect on January 1, 2008 and was last amended on December 6, 2024. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within mainland China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but who have established institutions or premises in mainland China or income generated from inside mainland China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if their permanent establishment or premises in mainland China have no actual relationship to the income derived in mainland China, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

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

C. ORGANIZATIONAL STRUCTURE

Euro Tech Holdings Company Limited was incorporated in the British Virgin Islands on September 30, 1996.

Euro Tech Global, a wholly-owned subsidiary of Euro Tech Holdings Company Limited, was incorporated in Singapore in 2025, as an investment holding company.

Far East is the principal operating subsidiary of the Company. It is principally engaged in the marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems in Hong Kong and in the PRC.

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech Global Pte. Limited	100%	Singapore	Investment holding

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	PRC	Inactive

PACT Environmental Technology PTE. LTD	58%	Singapore	Marketing and provision of after sales services of ballast water treatment systems and customized industrial wastewater solutions, equipment fabrication

Yixing Pact Environmental Technology Co., Ltd	58%	PRC	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment

Pact Asia Pacific Limited	58%	British Virgin Islands	Inactive

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.4%	PRC	Design, manufacturing, installation, testing of waste-gas treatment equipment and operation management of the treatment of waste gases

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

Euro Tech Trading (Shanghai) Limited occupies approximately 55 square meters of office space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$315.

Yixing occupies a facility in Shanghai pursuant to a three-year lease which will expire in December 2025, at a monthly rent of approximately US$4,302. The size of the facility is 464 square meters and the facility is used for office space. Yixing also occupies a workshop in Shanghai pursuant to a lease which will expire in June 2026, at a monthly rent of approximately US$3,300. The size of the workshop is 929 square meters and the workshop is used for assembly of BWTS.

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

For the engineering segment, the Company, through its majority owned subsidiary, Yixing, and its minority owned affiliate, Blue Sky, engages in water and waste-water treatment engineering and air pollution control business.

Our total revenue increased by 20.0% to US$17,940,000 in fiscal year 2023 and decreased by 14.3% to US$15,383,000 in fiscal year 2024. Our net income increased by 395.36% to US$1,828,000 in fiscal year 2023 and decreased by 59.8% to US$734,000 in fiscal year 2024.

The impact of COVID-19 pandemic. Our revenue decreased significantly in Fiscal 2022 due to the decrease in sales orders from China, our major market, due to lock down policies implemented by the Chinese government in response to the outbreak of COVID-19.

In Fiscal 2023 and 2024, while our business may not have been directly affected by COVID-19, our wastewater treatment operations may have been materially and adversely affected by COVID-19 indirectly, because many customers and potential customers of our wastewater treatment systems are the Chinese subsidiaries of foreign companies, and some of them have delayed or suspended their business operations or even relocated their operations outside China in connection with the outbreak of COVID-19.

In contrast, our BWTS business has thrived both in China and internationally in fiscal 2023 and 2024. We believe this growth is mainly driven by the increasing demand in the maritime industry, spurred by IMO policy and local environmental regulations related to Environmental Impact Assessment. Notably, we have seen expansion of our BWTS business in energy-related shipping industry in the Middle East and petrochemical ports in China.

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

The following table presents selected statement of operations data expressed in thousands of US$ and as a percentage of revenue for the Company’s fiscal years indicated below:

	2024		2023		2022		2021		2020
Revenue	$15,383	100%	$17,940	100%	$14,949	100%	$21,388	100%	$13,357	100%
Cost of revenue	$10,929	71.0%	$14,079	78.5%	$10,331	69.1	$15,693	73.4%	$9,672	72.4%
Gross profit	$4,454	29.0%	$3,861	21.5%	$4,618	30.9%	$5,695	26.6%	$3,685	27.6%
Selling and administrative expenses	$4,067	26.4%	$4,103	22.9%	$4,490	30.0%	$4,911	23.0%	$5,374	40.2%
(Loss) gain on disposal of property, plant and equipment	$-	-%	$-	-	$(7)	-	$(10)	-%	$1,429	10.7
Income / (loss) before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$519	3.4%	$(232)	-1.3%	$150	1.0%	$921	4.3%	$63	0.5%
Income tax (expense) credit	$(72)	-0.5%	$(45)	-0.3%	$(24)	-0.2%	$90	0.4%	$(96)	-0.7%
Equity in income / (loss) of affiliates	$398	2.6%	$1,927	10.7%	$413	2.8%	$355	1.7%	$435	3.3%

Net income	$845	5.5%	$1,650	9.2%	$539	3.6%	$1,366	6.4%	$402	3.0%
Net (income) / (loss) attributable to non-controlling interests	$(111)	0.7%	$178	1.0%	$(170)	-1.1%	$(377)	-1.8%	$367	2.7%
Net income attributable to Euro Tech Holding Company Limited’s shareholders	$734	4.8%	$1,828	10.2%	$369	2.5%	$989	4.6%	$769	5.7%

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by US$2,557,000 or 14.3% to US$15,383,000 in Fiscal 2024 from US$17,940,000 in Fiscal 2023. Revenue from trading and manufacturing activities and engineering activities decreased by US$2,994,000 and increased by US$37,000, respectively. Decrease in revenue from trading activities was mainly a result of substantial drop in sales of high value analytical instruments to Hong Kong Government.

Gross profit increased by US$593,000 or 15.4% to US$4,454,000 for Fiscal 2024 as compared to US$3,861,000 for Fiscal 2023. During Fiscal 2024, the Company’s cost of revenues was US$10,929,000 or 71.0% of revenues, in comparison to US$14,079,000 or 78.5% for Fiscal 2023. Cost of revenue expressed as a percentage of revenue decreased by 7.5% in Fiscal 2024 as compared with Fiscal 2023. Cost of revenues from trading and manufacturing activities decreased by US$2,451,000 and engineering activities decreased by US$699,000. The overall change was principally due to decrease in sales of high value analytical instruments of lower gross profit % and increase in revenue of BWTS of higher gross profit margin. Pact-Yixing contributed US$2,205,000 to our gross profit in Fiscal 2024, an increase of US$736,000 from Fiscal 2023. The increase was principally due to increase in revenue from BWTS with higher gross profit margin.

Selling and Administrative Expenses. Selling and administrative expenses were US$4,067,000 in Fiscal 2024, a slight decrease of US$36,000 or 0.9% from US$4,103,000 in Fiscal 2023.

Equity in Income of Affiliates. Equity in income of affiliates was US$398,000 in Fiscal 2024, an decrease of US$1,529,000 from equity in income of affiliates of US$1,927,000 in Fiscal 2023. The decrease was primarily because there was non-recurrent income from the disposal of 2 desulfurization treatment plants for a “Build-operate-transfer” project located in Shanxi, China.

Interest Income. Interest income in Fiscal 2024 was US$96,000 as compared to US$37,000 in Fiscal 2023.

Other  income / (losses). Other income was US$37,000 in Fiscal 2024 as compared to other losses of US$20,000 in Fiscal 2023. The change was principally because of exchange loss in Fiscal 2023.

Income Taxes. Tax expense of US$72,000 in Fiscal 2024 as compared to US$45,000 in Fiscal 2023. The change in tax expense was principally due to increase in assessable profits.

Net Income. Profit from continuing operations was profit of US$734,000 in Fiscal 2024 as compared to US$1,828,000 in Fiscal 2023. This change was primarily due to there was an exceptional increase in equity in income of affiliates in Fiscal 2023 arising from non-recurrent income of disposal of 2 desulfurization treatment plants.

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

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily used its own funds to finance accounts receivable, net, contract assets, inventories, and capital expenditures including purchases of property, office furniture and equipment, computers and calibration equipment. The Company has historically met its cash requirements from cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects, but can make no assurances that its present cash reserves, cash from operations and existing available bank credit facilities exercises would be sufficient to fund its future capital expenditure requirements. Working capital at the end of Fiscal 2024, Fiscal 2023, and Fiscal 2022 were US$5,224,000, US$4,949,000, and US$4,980,000, respectively.

As of December 31, 2024, we had US$5,805,000 in cash and cash equivalents, compared to US$5,453,000 in cash and cash equivalents as of December 31, 2023 and US$5,628,000 in cash and cash equivalents as of December 31, 2022.

Net cash  provided by / (used in ) operating activities

Net cash provided in operating activities was US$781,000 for the year ended December 31, 2024. Net cash used in operating activities was US$80,000 for the year ended December 31, 2023. Net cash provided by operating activities was US$461,000 for the year ended December 31, 2022.

Net cash provided by operating activities for the year ended December 31, 2024 was primarily the result of the net income of US$734,000, a decrease in accounts receivable of US$1,478,000, decrease in inventories of US$223,000, non-controlling interests in income of subsidiaries of US$111,000, equity in profit of affiliates of US$398,000 and decrease in amortization on right-of-use assets of US$132,000. These amounts were partially offset by the decrease in accounts payables of US$1,177,000.

 Net cash provided by investing activities

Net cash provided by investing activities for the year ended December 31, 2024 was US$302,000. Net cash provided by investing activities for the year ended December 31, 2023 was US$317,000. Net cash provided by investing activities for the year ended December 31, 2022 was US$232,000.

During the year ended December 31, 2024, the Company paid US$5,000 to acquire property, plant and equipment and received dividend of US$307,000 from affiliates.  During the year ended December 31, 2023, the Company paid US$5,000 to acquire property, plant and equipment and received dividend of US$322,000 from affiliates.  During the year ended December 31, 2022, the Company paid US$7,000 to acquire property, plant and equipment and received dividend of US$239,000 from affiliates.

Net cash (used in) financing activities

Net cash used in financing activities for the year ended December 31, 2024 was US$778,000, as a result of and dividend payment of US$617,000, and purchase of treasury stock of US$7,000  and repayments of US$154,000 to bank borrowings.

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

The Company had various banking facilities available for overdraft, import and export credits and foreign exchange contracts from which the Company could have accessed up to US$897,000 as of December 31, 2024. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposit of US$897,000, not create a charge or lien on its other assets in favor of third parties without such bank’s consent, and the Company maintaining a certain level of net worth.

Cash decreased from US$5,628,000 at the end of Fiscal 2022 to US$5,453,000 at the end of Fiscal 2023, and the principal reason for the decrease in cash was an increase in cash collaterals for bank guarantees obtained in the ordinary course of our business for the benefit of our customers to guarantee the Company’s payment obligations or the performance of other obligations to such customers. Cash decreased to US$5,805,000 at the end of Fiscal 2024, and the principal reason for the decrease in cash was dividend paid.

The Company’s accounts receivable, net increased from US$1,586,000 at the end of Fiscal 2022 to US$2,864,000 at the end of Fiscal 2023, and decreased to US$1,386,000 at the end of Fiscal 2024. The amount of accounts receivable, net subject to collection is expected to be received under normal commercial trading terms.

The Company’s inventories increased from US$603,000 at the end of Fiscal 2022 to US$723,000 at the end of Fiscal 2023, and decreased to US$500,000 at the end of Fiscal 2024.

Capital expenditure

The Company’s capital expenditures were US$5,000, US$5,000, and US$7,000 in Fiscal 2024, Fiscal 2023, and Fiscal 2022, respectively. Capital expenditures during Fiscal 2024, Fiscal 2023, and Fiscal 2022 were incurred primarily in connection with the purchase of office equipment, and furniture and fixtures. The Company continues to develop new products. If such products developments are indeed made, the Company may expect to incur significantly larger capital expenditures, for which the Company presently intends, but as to which no assurance can be made, to use existing cash reserves, cash from operations and available bank credit facilities.

Goodwill

Annual impairment assessment - For our 2024 annual impairment test we performed a qualitative assessment, using information as of December 31, 2024. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

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

Inflation

The Company cannot determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on revenues or results of operations during the past several years. We can provide no assurance that we will not be affected by higher rates of inflation in the future.

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

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. For the fiscal years of 2022, 2023 and 2024, no dividends were distributed from our PRC subsidiaries to Far East.

Unless otherwise specified in this annual report, within the organization, cash to fund our operations is transferred from our BVI holding company to Far East Euro Tech Global, and then our operating subsidiaries in China.

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

Contractual Obligations

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Group’s consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2024 were as follows:

		Payment due by December 31, (in US$ thousands)
	Total	2025	2026	2027	2028 and after
Operating lease commitments	92	83	9	-	-
Total	92	83	9	-	-

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not incur any cost of research and development on its products in Fiscal 2022, 2023 and 2024.

D. TREND INFORMATION

In August 2020, the PRC’s Ministry of Transport (“MT”) issued the “Measures for the Prevention and Control of Water Pollution from Inland River Vessels under 400 GT”, which requires that ships generating domestic sewage should set up treatment devices or storage facilities and equipment to prevent domestic sewage from polluting the water, and port management departments and maritime management agencies should also urge port and shipping enterprises to speed up the construction and renovation of facilities. On January 1, 2024, the Chinese legislature implemented the Amendment to the Marine Environmental Protection Law, pursuant to which China is strengthening the supervision and management of marine environment pollution from ships in the port area. See “Item 4. Information on the Company — B. Business Overview – Regulatory Environment”. Therefore we anticipate that there will be increasing demand from ports and shipyards to take actions to stay compliant with these regulations. In addition, more and more companies in China and elsewhere now have started to adopt their internal ESG (i.e., Environmental, Social and Governance) goals or face external ESG requirements, which will also likely increase these companies’ demand to take actions in this respect. We have also observed the trend towards the increasing use of renewable energy (such as green hydrogen, biofuel) for transportation (including for ship vessels and ports). Furthermore, certain companies, such as companies in the LNG (i.e., liquefied natural gas) industry, would make use of pure or demineralized water as produced water for their internal production process.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when the company satisfies a performance obligation.

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

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognizes revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the contract based on billing milestone or stage of work certified by customer. Generally, invoices are billed upon fulfilment of the measurable performance obligation. The Company evaluates the progress towards completion of the performance obligation at each phase of the contract and bills the customer in accordance with the price agreed upon on the contract.

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

Accounts receivable, net

The Group does not charge interest to its customers and carries its customer receivables at their face amounts, net of expected credit losses. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	81	Chairman of the Board of Directors

David YL Leung	51	Director and Chief Executive Officer

Jerry Wong	66	Director and Chief Financial Officer

Alex Sham	61	Director

Yi Sun	48	Director

Fu Ming Chen	76	Director

Janet Cheang	69	Director

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

David YL Leung has served as the Chief Executive Officer of both the Company and Far East since February 1, 2022, has served as a Director of the Company since March, 2019, and has served as the General Manager of Yixing since 2011. Mr. Leung has also served as a director of Euro Tech Global since its incorporation in 2025. Mr. Leung’s responsibility as the General Manager of Yixing includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, Mr. Leung was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

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

Yi Sun has been a Director of the Company since December 9, 2024. Mr. Sun serves as the Head of Accounting, Taxation and Personnel Department at Kanematsu (China) Co., Ltd (Trading) and Kanekoh Electronics (Shanghai) Co., Ltd. (Manufacturing), both of which are wholly owned subsidiaries of a Japanese company listed on Tokyo Stock Exchange. From 1997 to 2000, Mr. Sun served as the Head of Accounting and Labor Division at Devanlay Garment (Shanghai) Co., Ltd.. Mr. Sun holds a diploma in accounting profession from Shanghai LiXin University of Accounting and Finance. Mr. Sun is a Senior International Financial Manager as awarded by China Association of Chief Financial Officers and the International Financial Management Association and a Certified Senior Accountant as awarded by Shanghai Municipal Finance Bureau, Human Resources and Social Security Bureau.

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

Janet Cheang has been a Director of the Company since July 11, 2017. She is currently an independent art consultant and art dealer. She was founder and director of Metta Fine Arts Ltd., an online art gallery specializing in the promotion and trading of contemporary arts, from 2008 to 2025. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of Culture Tainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

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

B. COMPENSATION.

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$750,000 in cash to our executive officers and directors.

Compensation of Directors. Directors of the Company do not receive compensation for their services as directors; however, our Board of Directors authorizes the payment of compensation to the Directors for their attendance at regular and annual meetings of the Board and for attendance at committee meetings of the Board as is customary for similar companies. Directors are reimbursed for their reasonable out-of-pocket expenses in connection with their duties to the Company.

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

During the year ended December 31, 2024, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes was US$191,000.

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

During the year ended December 31, 2023 and 2024, the Company did not grant any options to its officers, directors and employees.

Changes in outstanding stock options under plans mentioned above were as follows:

	Year ended December 31,
	2024		2023		2022
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of year	206,650	1.52	206,250	1.52	85,000	1.56
Granted	-	-	-	-	80,000	2.80
Cancelled	-	-	-	-	(41,250)	(1.04)
Bonus shares adjustment	-	-	-	-	82,500	0.72
Outstanding, end of year	206,250	1.52	206,250	1.52	206,250	1.52

Exercisable, end of year	206,250	1.52	86,250	1.04	86,250	1.04

As of December 31, 2024, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for Fiscal 2024 is US$12,000.

The Group applies the provisions of ASC 718-10, which requires to recognize expense related to the fair value of stock-based compensation awards, including employee stock options.

Issuance of Bonus Shares

We did not issue any bonus shares during fiscal year 2024 and 2023.

We issued bonus shares on January 21, 2022 to shareholders of record as of January 7, 2022; such shareholders received one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.

C. BOARD PRACTICES

Terms of Directors and Executive Officers

Our board consisted of seven directors for fiscal year 2024. The term of each of the Company’s directors expires at the election and qualification of their successors at the next annual meeting of the Company’s shareholders, anticipated to be held in November of this year. The Company’s directors were re-elected at the Company’s last annual meeting of shareholders in November 2024, except Mr. Y.K. Liang passed away shortly before such annual meeting of shareholders and our board of directors elected Mr. Yi Sun as a director in December, 2024. In addition, the service agreement between us and the directors do not provide benefits upon termination of their services.

Our officers are elected by and serve at the discretion of the board of directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office may be filled by resolutions of directors.

The Company had 5 meetings of its Board of Directors during Fiscal 2024.

Board Committee

The Board has a standing Audit Committee to assist the Board in carrying out its duties. The Audit Committee has a written charter approved by the Board. The chair of the Audit Committee determines the meeting agenda of the Audit Committee. The Audit Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. During Fiscal 2024, our Audit Committee had 3 meetings.

The Audit Committee currently consists of Yi Sun, Janet Cheang and Fu Ming Chen. The Audit Committee’s “financial expert” is Yi Sun. The Board has determined that the membership of the Audit Committee meets the current independence requirements of the NASDAQ listing standards as same applies to private foreign issuers and the applicable rules and regulations of the SEC because they are not currently employed by us, and do not fall into any of the enumerated categories of who cannot be considered independent in NASDAQ’s listing standards.

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

•	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, and the Board of Directors;

•	reviews and updates the Company’s Code of Business Conduct and Ethics and ensure that there is a system to enforce the same and that this Code complies with all applicable rules and regulations;

•	ensures that the Company’s management and auditors assess current financial reporting issues and practices; and

•	reviews and pre-approves both audit and non-audit services to be provided by the Company’s auditors.

D. EMPLOYEES

As of December 31, 2024, 2023, and 2022, staffing levels at the Company (excluding Yixing) were as follows respectively:

	2024	2023	2022
Marketing and sales	7	7	7
Administrative	13	13	13
Technical	3	3	4
Total full-time employees	23	23	24

On December 31, 2024, 2023, and 2022, staffing levels at Yixing were as follows respectively:

	2024	2023	2022
Administrative	6	6	6
Technical	18	18	19
Total full time employees	24	24	25

Our employees are located in Hong Kong and mainland China.

None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The Company’s management consists of its officers and directors.

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of April 15, 2025 by (i) each person known to the Company to own 5% or more of the outstanding ordinary shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person. The calculations of percentage ownership in the table below are based on 7,616,844 ordinary shares outstanding as of April 15, 2025.

None of our existing shareholders has different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Amount And Nature of Beneficial Ownership		Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	3,998,447		52.5%

Alex Sham(1)	201,452		2.6%

Jerry Wong(1)	153,242	(3)	2.0%

Yi Sun(1)	—		—

Fu Ming Chen(1)	—		—

Janet Cheang(1)	—		—

David YL Leung(1)	94,250	(2)(4)	1.2%

All Executive Officers and Directors of the Company as a group (7 persons)	4,447,391		57.51%

(1)	The address for the Company’s officers and directors is c/o Euro Tech (Far East) Ltd., Unit D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)

This includes the share option which is exercisable from January 1, 2022 to April 18, 2029 to purchase 18,750 ordinary shares at the purchase price of $1.04 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

(3)

This includes the share option which is exercisable from April 1, 2024 to April 18, 2029 to purchase 22,500 ordinary shares at the purchase price of $1.8674 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

(4)

This includes the share option which is exercisable from April 1, 2024 to April 18, 2029 to purchase 75,000 ordinary shares at the purchase price of $1.8674 per share. This share option is granted under our 2019 Stock Option and Incentive Plan.

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

Dividend Policy

On May 31, 2022, we declared a special cash dividend of an aggregate of US$463,927.92, which dividend was paid to all holders of record of our ordinary shares as of June 13, 2022. We did not declare any dividend in fiscal year 2023. On May 28, 2024, we declared a special cash dividend of an aggregate of US$617,303.92, which dividend was paid to all holders of record of our ordinary shares as of June 13, 2024. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors. The payment of cash dividends, if any, in the future will depend upon the Company’s earnings, capital requirements and financial conditions and other relevant factors. The Company’s Board of Directors does not presently intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company and Far East’s business operations.

We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in mainland China, Hong Kong, Singapore and the British Virgin Islands for our cash requirements, including any payment of dividends to our shareholders. Mainland China, Hong Kong, Singapore and British Virgin Islands regulations may restrict the ability of our mainland China, Hong Kong, Singapore and British Virgin Islands subsidiaries to pay dividends to us.

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

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

E. TAXATION

The following summary of the material British Virgin Islands, Singapore, Hong Kong, People’s Republic of China and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

BVI

The Company and Pact Asia Pacific Limited are exempted from taxation in the BVI.

 SINGAPORE

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2022, 2023 and 2024.

HONG KONG

In 2024, the Company’s subsidiary organized in Hong Kong, Far East, provides for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000 and 16.5% on any part of assessable profits over US$256,000 on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

PRC

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, has been subject to PRC Enterprise Income Tax (“EIT”) at a rate of 25% in 2024 after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2024, ETTS had an assessable loss carried forward of US$19,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years. ETTS ceased its active business operations in 2021.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, has been subject to the PRC Enterprise Income Tax of 25% in 2024 prior to its re-registration in October, 2024.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) has been subject to PRC Enterprise Income Tax at a rate of 25% in 2024, after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2024, Yixing had an assessable loss carried forward of US$1,235,000 as agreed by the local tax authority to offset its profit for the forth coming years. Such loss will expire in 5 years.

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million on December 31, 2024 are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2024, 2023, and 2022 and our effective income taxes rates were as follows:

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Income before income taxes	519	1,695	563

Computed tax using respective companies’ statutory tax rates	(100)	78	131
Change in valuation allowances	62	(79)	58
Under-provision for income taxes in prior years	-	-	-
Non-deductible expenses	(34)	(44)	(213)

Income taxes (expense) / credit at effective tax rate	(72)	(45)	(24)

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,150,000 as of December 31, 2024.

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

A “U.S. Holder” for purposes of this discussion is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or (d) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding our ordinary shares is urged to consult its own tax advisor regarding an investment in our ordinary shares.

A U.S. Holder holding or considering acquiring or disposing of our ordinary shares is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ordinary shares in light of such U.S. Holder’s particular circumstances.

Passive foreign investment company rules. We will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (a) at least 75% of our gross income for such taxable year is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.  If we, directly or indirectly, own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2024. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2024 or any future calendar years.

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

A U.S. Holder that holds our ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If you make a valid deemed sale election with respect to your ordinary shares, you will be treated as having sold all of your ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ordinary shares will no longer be treated as PFIC stock (so long as we do not become classified as a PFIC in a subsequent taxable year). You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. Your basis in the ordinary shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

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

 Inflation

The Company cannot determine the precise effect of inflation on its operations; however, it does not believe inflation has had a material effect on revenues or results of operations during the past several years. We can provide no assurance that we will not be affected by higher rates of inflation in the future.

If the inflation rate in China increases, the Chinese government may introduce further measures intended to reduce the inflation rate in the PRC. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in the PRC’s inflation rate. Efforts by the PRC to curb inflation may also curb economic growth, increase our overhead costs and adversely affect our revenues. Sustained or increased inflation in the PRC may have an adverse impact on the PRC’s economy and may materially and adversely affect our business and financial results.

The Company is currently not exposed to material future earnings or cash flow exposures from changes in interest rates on debt obligations as the Company had no material bank indebtedness in Fiscal 2024. The Company does not currently anticipate entering into interest rate swaps and/or similar instruments.

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management has identified two significant deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected; and a “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The significant deficiencies identified related to our lack of regular reviews of internal control policies, and the absence of structured risk assessments to guide those reviews. To remedy identified significant deficiencies, we will implement several measures, including:

•	Implement a formal schedule for annual internal control reviews.

•	Introduce a risk-based approach to prioritize key control areas for review.

•	Provide training to relevant staff on risk and control awareness.

•	Report progress regularly to senior management and the audit committee.

Notwithstanding the existence of significant deficiencies as described above, our management believes that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal controls that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yi Sun, one of our independent directors (under the standards set forth in Rule 10A-3 of the Exchange Act and the NASDAQ listing rules) and a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K promulgated by the SEC.

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

	For the Year Ended December 31
	2024	2023
	US$	US$
Audit fees (1)	150,000	150,000
Audit-related fees(2)	-	—
Tax fees(3)	-	—
All other fees	-	—
Total	150,000	150,000

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
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the years ended December 31, 2024 and 2023, respectively.

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

On February 20, 2025, our board of director approved a share repurchase program to repurchase up to 350,000 ordinary shares, for an aggregate purchase price of not more than US$500,000 over a period of one year.

During fiscal year 2024, we repurchased approximately 5,133 of our ordinary shares for approximately US$7,382 under the share repurchase program.

The table below summarizes the repurchases we made in the periods indicated.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January, 2024	3,033	1.45	3,033	216,267
February, 2024	1,000	1.44	1,000	215,267
March, 2024	1,100	1.41	1,100	204,267
April, 2024	-	-	-	0
May, 2024	-	-	-	0
June, 2024	-	-	-	0
July, 2024	-	-	-	0
August, 2024	-	-	-	0
September, 2024	-	-	-	0
October, 2024	-	-	-	0
November, 2024	-	-	-	0
December, 2024	-	-	-	0
Total	5,133		5,133	0

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company presently wholly owns Euro Tech Global Pte. Limited, or Euro Tech Global. Euro Tech Global presently wholly owns Euro Tech (Far East) Limited, or Far East. Far East directly owns all or majority of the equity of a few entities as listed in Exhibit 8.1 of this annual report. Other than Euro Tech Global, Far East and these entities (collectively, the “Subsidiaries” and each, a “Subsidiary”), the Company does not have any other consolidated foreign operating entities. The Company does not use a variable-interest entity structure.

The Company hereby discloses that,

(1) J&S Associate PLT, or J&S, audited its financial statements for the fiscal year ended December 31, 2022, 2023 and 2024 respectively. J&S is headquartered in Malaysia;

(2) no governmental entity in the British Virgin Islands, Hong Kong, mainland China, Singapore or Malaysia owns any shares of the Company or any Subsidiary;

(3) no governmental entity in the British Virgin Islands, Hong Kong, mainland China, Singapore or Malaysia has any controlling financial interest with respect to the Company or any Subsidiary;

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

Entity	Shareholder(s)
Euro Tech Holdings Company Limited

T.C. Leung, Alex Sham, Jerry Wong, other shareholders that are not directors of the Company, none of which holds a majority of shares of the Company except T.C. Leung (please refer to Item 6.E of this annual report for details)

Euro Tech Global Pte. Limited	Euro Tech Holdings Company Limited
Euro Tech (Far East) Limited	Euro Tech Global Pte. Limited
Euro Tech Trading (Shanghai) Limited	Euro Tech (Far East) Limited
PACT Environmental Technology Pte. Ltd.	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.
Yixing Pact Environmental Technology Co., Ltd.	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.
Pact Asia Pacific Limited	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.

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

Entity	Directors
Euro Tech Holdings Company Limited	T.C. Leung, David YL Leung, Jerry Wong, Alex Sham, Yi Sun, Fu Ming Chen, Janet Cheang
Euro Tech Global Pte. Limited	David YL Leung, Ho Koon Poh
Euro Tech (Far East) Limited	T.C. Leung, Jerry Wong, Alex Sham, Sai Ho LAI, Wai Man CHAN
Euro Tech Trading (Shanghai) Limited	T.C. Leung, Alex Sham, Jerry Wong
PACT Environmental Technology Pte. Ltd.	David YL Leung, Ho Koon Poh
Yixing Pact Environmental Technology Co., Ltd.	David YL Leung, T.C. Leung, Jerry Wong, Xiaohong Xia, George Hayek
Pact Asia Pacific Limited	T.C. Leung

To the Company’s knowledge based on written confirmations from the individuals listed above, none of these individuals listed above is an official of the Chinese Communist Party, and none of them has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant.

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

87

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of each of Euro Tech Holdings Company Limited and Zhejiang Tianlan Environmental Protection Technology Company Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

16.1	Insider Trading Policy*

97.1	Clawback Policy of the Registrant*

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

1.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on April 25, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 30, 2025	By:	/s/ David YL Leung
David YL Leung
Chief Executive Officer
(Principal Executive Officer)

 EURO TECH HOLDINGS COMPANY LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Euro Tech Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue Recognition – Contracts recognised over time

As described in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this standard, the Group recognizes revenue over time, reflecting the continuous transfer of control of goods or services to the customer. Revenue is measured using the output method, based on the achievement of contractual billing milestones.

We identified revenue recognition using the output method as a critical audit matter due to the significant judgments involved in determining the timing and amount of revenue recognized. These judgments include assessing the point at which control transfers to the customer, interpreting contractual terms, and evaluating whether revenue was appropriately recorded based on milestones achieved. The complexity and subjectivity associated with these assessments required extensive audit effort and a high degree of auditor judgment.

Our key consideration is our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, including the identification and measurement of performance obligations, the determination of the stages of works certified by customers, and the classification of contract assets and liabilities. Our audit procedures to assess the above include:

1.	Understand and evaluate the Group’s revenue recognition policies and procedures including the adoption and application of ASC 606;

2.	Evaluate the identification and measurement of performance obligations, including the Group’s determination of whether they are distinct or combined;

3.	Assess the methodology used to measure progress towards complete satisfaction of performance obligations over time, including the use of the output method or reliance on customer-certified progress;

4.	Verify and review the classification and accuracy of contract assets and liabilities;

5.	Test samples of progress billing to billing milestone as stipulated on contracts to ensure reasonable accuracy and completeness of revenue recognition;

6.

Validate costs incurred for projects not yet completed at year end and revenue earned not yet billed to the customer (contract assets) and validate amounts received in advance from customers for work not yet completed (contract liabilities);

7.	Validate invoices billed to customers subsequent to financial year end for revenue earned as at financial year end and validate receipt of payments for these invoices.

8.	Reperformed the calculation of the revenue based on the percentage of completion method and where applicable, considered the implications of any changes in estimates.

9.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

/s/J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

April 30, 2025

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
	US$’000	US$’000
ASSETS
Current asset:
Cash and cash equivalents	$5,805	$5,453
Restricted cash	1,132	1,193
Accounts receivable, net	1,386	2,864
Prepayments and other current assets	271	246
Contract assets	135	66
Inventories	500	723

Total current assets	9,229	10,545

Non-current assets:
Property, plant and equipment, net	159	168
Investments in affiliates	9,947	9,856
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	101	233
Deferred tax assets	62	103
Restricted cash	139	144

TOTAL ASSETS	$20,708	$22,120

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	$-	$154
Accounts payable	2,279	3,456
Contract liabilities	593	650
Other payables and accrued expenses	1,050	1,124
Current portion of long-term operating lease liabilities	83	170
Income tax payable	-	42

Total current liabilities	4,005	5,596

Non-current liabilities:

Long-term operating lease liabilities, net of current portion	9	44

TOTAL LIABILITIES	4,014	5,640

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 issued and outstanding as of December 31, 2024 and 2023	123	123
Additional paid-in capital	9,774	9,762
Treasury stock, 183,533 and 178,400 shares at cost, as of December 31, 2024 and 2023, respectively	(807)	(800)
PRC statutory reserve	345	342
Accumulated other comprehensive loss	713	733
Retained earnings	5,595	5,481
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	15,743	15,641
Noncontrolling interests	951	839

Shareholders’ equity	16,694	16,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,708	$22,120

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue, net:
Trading and manufacturing	$9,549	$12,143	$9,332
Engineering	5,834	5,797	5,617
	15,383	17,940	14,949

Cost of revenue:
Trading and manufacturing	(7,300)	(9,751)	(7,345)
Engineering	(3,629)	(4,328)	(2,986)
	(10,929)	(14,079)	(10,331)

Gross profit	4,454	3,861	4,618

Operating expenses:
Finance costs	(1)	(7)	(7)
General and administrative expenses	(4,067)	(4,103)	(4,490)
Loss on disposal of property, plant and equipment	-	-	(7)
	(4,068)	(4,110)	(4,504)

INCOME (LOSS) FROM OPERATION	386	(249)	114

Other income:
Interest income	96	37	23
Equity in income of affiliates	398	1,927	413
Other income, net	37	(20)	13
Total other income, net	531	1,944	449

INCOME BEFORE INCOME TAXES	917	1,695	563

Income tax (expense)	(72)	(45)	(24)

NET INCOME	845	1,650	539

Net (income) loss attributable to noncontrolling interests	(111)	178	(170)

Net income attributable to Euro Tech Holdings Company Limited	$734	$1,828	$369

Other comprehensive income (loss):
Net income	845	1,650	539
Foreign currency adjustment loss	(19)	(9)	(115)

COMPREHENSIVE INCOME	826	1,641	424
Comprehensive income (loss) attributable to noncontrolling interests	(111)	195	(117)

Comprehensive income attributable to Euro Tech Holdings Company Limited	$715	$1,836	$307

Net income per ordinary share attributable to Euro Tech Holdings Company Limited
– Basic and Diluted	$0.10	$0.24	$0.05

Weighted average common shares outstanding
– Basic and Diluted	7,716,993	7,726,118	7,732,132

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net income	$734	$1,828	$369

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation of property, plant and equipment	14	15	33
Amortization on right-of-use assets	132	(14)	19
Loss on disposal of property, plant and equipment	-	-	7
Stock-based compensation expense	12	47	45
Non-controlling interests in income / (loss) of subsidiaries	111	(178)	170
Equity in profit of affiliates	(398)	(1,927)	(413)
Deferred tax expenses	41	5	34
Change in non-current assets and liabilities:
Long-term operating lease obligations	(35)	(43)	46
Change in operating assets and liabilities:
Accounts receivable	1,478	(1,278)	2,045
Prepayments and other current assets	(25)	240	86
Contract assets	(69)	151	(143)
Inventories	223	(120)	(56)
Accounts payables	(1,177)	1,177	(872)
Contract liabilities	(57)	25	(451)
Other payables and accrued expenses	(74)	(107)	(354)
Income tax payable	(42)	42	(42)
Right-of-use assets and operating lease liabilities	(87)	57	(62)
Net cash provided by (used in) operating activities	781	(80)	461

Cash flows from investing activities:
Payment to acquire property, plant and equipment	(5)	(5)	(7)
Dividend received from affiliates	307	322	239
Net cash provided by investing activities	302	317	232

Cash flows from financing activities:
Dividend paid	(617)	-	(464)
Purchase of treasury stock	(7)	(14)	-
Proceeds from bank borrowings	-	666	868
Repayment to bank borrowings	(154)	(734)	(1,022)
Net cash used in financing activities	(778)	(82)	(618)

Foreign currency translation adjustment	(19)	(8)	(112)

Net change in cash, cash equivalents and restricted cash	286	147	(37)

BEGINNING OF YEAR	6,790	6,643	6,680

END OF YEAR	$7,076	$6,790	$6,643

Represented by:
Cash and cash equivalents	$5,805	$5,453	$5,628
Restricted cash	1,271	1,337	1,015
	$7,076	$6,790	$6,643

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$77	$1	$42
Cash paid for interest	$1	$7	$7

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Euro Tech Holdings Company Limited’s Shareholders
	Ordinary Share		Additional		Accumulated other comprehensive	PRC		Non-	Total
	No. of shares	Amount	paid-in capital	Treasure stock	(loss) income	statutory reserve	Retained earnings	controlling interests	shareholders’ equity

Balance as of January 1, 2022	7,899,832	$123	$9,670	$(786)	$787	$316	$3,774	$917	$14,801

Foreign currency translation adjustment	-	-	-	-	(62)		-	(53)	(115)
Dividend paid	-	-	-	-	-	-	(464)	-	(464)
Stock-based compensation expense	-	-	45	-	-	-	-	-	45
Appropriation to statutory reserve	-	-	-	-	-	46	(46)	-	-
Net income for the year	-	-	-	-	-	-	369	170	539

Balance as of December 31, 2022	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

Balance as of January 1, 2023	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

Foreign currency translation adjustment	-	-	-	-	8	-	-	(17)	(9)
Purchase 10,700 shares of treasury stock	-	-	-	(14)	-	-		-	(14)
Stock-based compensation expense	-	-	47	-	-	-	-	-	47
Appropriation to statutory reserve	-	-	-	-	-	(20)	20	-	-
Net income for the year	-	-	-	-	-	-	1,828	(178)	1,650

Balance as of December 31, 2023	7,899,832	$123	$9,762	$(800)	$733	$342	$5,481	$839	$16,480

Balance as of January 1, 2024	7,899,832	$123	$9,762	$(800)	$733	$342	$5,481	$839	$16,480

Foreign currency translation adjustment	-	-	-	-	(20)	-	-	1	(19)
Dividend paid	-	-	-	-	-	-	(617)	-	(617)
Purchase 5,133 shares of treasury stock	-	-	-	(7)	-	-		-	(7)
Stock-based compensation expense	-	-	12	-	-	-	-	-	12
Appropriation to statutory reserve	-	-	-	-	-	3	(3)	-	-
Net income for the year	-	-	-	-	-	-	734	111	845

Balance as of December 31, 2024	7,899,832	$123	$9,774	$(807)	$713	$345	$5,595	$951	$16,694

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The Company’s principal subsidiaries at December 31, 2024 and 2023 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			2024	2023

Euro Tech (Far East) Limited	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems	100%	100%

Euro Tech Trading (Shanghai) Limited	The PRC	Inactive	100%	100%

Shanghai Euro Tech Limited #	The PRC	Manufacturing of analytical and testing equipment	-	100%

Yixing Pact Environmental Technology Co., Ltd.	The PRC	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment	58%	58%

Pact Asia Pacific Limited	The British Virgin Islands	Sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services	58%	58%

PACT Environmental Technology Pte. Ltd. #	Singapore	Marketing and provision of after sales services of ballast water treatment systems and customized industrial wastewater solutions, equipment fabrication	58%	-

Non-consolidating affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd (“Blue Sky”) *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted	19.4%	19.4%

# This company was deregistered on October 8, 2024.

# This company was incorporated on November 7, 2024.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

If the Group expects the reference to progress certificates issued by the customers, with additional adjustments where necessary, depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, recognizes revenue over time in accordance with the output method for measuring progress. Under output method, revenue recognition is based on the stage of completion of the contracts, provided that the stage of contract completion and the gross billing value of contracting work can be measured reliably. The stage of completion of a contract is established by reference to the contract based on billing milestone or stage of work certified by customer. Generally, invoices are billed upon fulfilment of the measurable performance obligation. The Company evaluates the progress towards completion of the performance obligation at each phase of the contract and bills the customer in accordance with the price agreed upon on the contract.

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

The following schedule shows a reconciliation of backlog representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at December 31, 2024 and 2023, and from contractual agreements in effect at December 31, 2024, on which work has not yet begun:

US$’000

Contract revenue on uncompleted contracts at December 31, 2022	523
New contract awards during the year	9,044
Contract adjustment	252
Contract revenue recognized for the year	(5,797)
Backlog at December 31, 2023	4,022

Contract revenue on uncompleted contracts at December 31, 2023	4,022
New contract awards during the year	5,621
Contract adjustment	30
Contract revenue recognized for the year	(5,834)
Backlog at December 31, 2024	3,839

Our backlog decreased from US$4,022,000 as of December 31, 2023 to US$3,839,000 as of December 31, 2024, representing a decrease of US$183,000. The decrease in our backlog was primarily due to the increased completion and fulfillment of existing orders by us in our existing construction projects. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

•	Research and development costs

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$Nil, US$Nil and US$Nil for the years ended December 31, 2024, 2023 and 2022 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

•	Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$41,000, US$29,000 and US$9,000 for the years ended December 31, 2024, 2023 and 2022 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2024, 2023 and 2022 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2024, 2023 and 2022 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

•	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2024 and 2023.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

•	Restricted cash

Restricted cash represents cash deposits retained with banks in the PRC for issuance of performance bonds and guarantees to the customers and cash deposited by the Group into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

•	Accounts Receivable, net

The Group does not charge interest to its customers and carries its customer receivables at their face amounts net of expected credit losses. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

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

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2024, 2023 and 2022, respectively.

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

As a result of the annual qualitative review process in 2024 and 2023, the Group determined it was not necessary to perform a quantitative assessment.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 47%, 41% and 33% of consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2024, Nil (2023: three) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

•	Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract liabilities on uncompleted contracts are the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

As of December 31, 2024 and 2023, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments. The Group has also determined that the fair value of non-controlling interest - put option is immaterial as of December 31, 2024, and is immaterial for 2023.

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

Recently adopted accounting pronouncements

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows over time. This update is effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which (1) clarifies the guidance in ASC 820 on the FV measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the FV of equity securities that are subject to such restrictions. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example. ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the extent of the impact of this ASU but does not expect the adoption of this standard to have a significant impact on our CFS.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements for accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

In March 2020, the FASB issued ASU No. 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through March 31, 2025.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. ASU 2023-01 is designed to clarify the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. The new standard was effective for the Company for its fiscal year beginning October 1, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its CFS.

Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retroactively. Management expect the guidance will not have a significant impact on our CFS.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on our CFS.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	9,549	12,143	9,332
Engineering	5,834	5,797	5,617
	15,383	17,940	14,949
Operating income / (loss)
Trading and manufacturing	278	377	(246)
Engineering	273	(438)	590
Unallocated corporate expenses	(165)	(188)	(230)
	386	(249)	114

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	11	11	28
Engineering	3	4	5
	14	15	33
Capital expenditures, gross
Trading and manufacturing	3	3	2
Engineering	2	2	5
	5	5	7

	December 31,
	2024	2023
	US$’000	US$’000
Assets
Trading and manufacturing	6,668	8,229
Engineering	14,040	13,891
	20,708	22,120
Liabilities
Trading and manufacturing	2,155	3,605
Engineering	1,859	2,035
	4,014	5,640

(ii) Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue -
The PRC	6,398	7,125	5,878
Hong Kong	6,745	9,879	7,174
Others	2,240	936	1,897
	15,383	17,940	14,949

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(iii) Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2024	2023
	US$’000	US$’000

Hong Kong	5	6
The PRC	154	162
	159	168

(1) Long-lived assets represent property, plant and equipment, net.

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2024	2023	2022

Supplier A	36%	23%	21%
Supplier B	26%	42%	33%
Supplier C	8%	7%	6%
Supplier D	5%	5%	5%
Supplier E	-	-	5%
Supplier F	-	-	5%

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2024	2023	2022

Customer A	13%	10%	9%
Customer B	9%	14%	18%
Customer C	9%	-	-
Customer D	6%	-	-
Customer E	5%	-	-
Customer F	5%	-	-
Customer G	-	7%	-
Customer H	-	5%	-
Customer I	-	5%	6%

Note 4: Accounts receivable, net

Accounts receivable, net consisted of the following at December 31,:

	2024	2023
	US$’000	US$’000

Contract receivables	1,386	2,864
Less: allowance for doubtful accounts	-	-
	1,386	2,864

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2024	2023
	US$’000	US$’000

Balance at beginning of period	-	28
Less : reversal in allowances	-	(28)
Balance at end of period	-	-

The following is an aging analysis of accounts receivable, net at December 31:

	2024	2023
	US$’000	US$’000

Current	422	1,175
Past due
1-30 days	397	603
31-60 days	224	548
61-90 days	183	341
Greater than or equal to 91 days	160	197
	964	1,689
	1,386	2,864

Note 5: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2024	2023
	US$’000	US$’000

Deposits paid	78	40
Prepayments	70	68
Other receivables	118	134
Income tax recoverable	2	-
Other tax recoverable	3	4
	271	246

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Contract assets consisted of the following at December 31:

	2024	2023
	US$’000	US$’000

Unbilled revenue	135	66

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs on uncompleted contracts) and unearned warranty revenue.

Contract liabilities consisted of the following at December 31:

	2024	2023
	US$’000	US$’000

Deferred revenue	593	650

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2024	2023
	US$’000	US$’000

Contract assets	135	66
Contract liabilities	(593)	(650)
Net contract liabilities	(458)	(584)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$133,000 and US$492,000 for the years ended December 31, 2024 and 2023, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2024	2023
	US$’000	US$’000

Costs incurred in contracts in process	325	229
Revenue earned but not yet billed	102	26
Less: billings to date	(885)	(839)
	(458)	(584)

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2024	2023
	US$’000	US$’000

Unbilled revenue	135	66
Deferred revenue	(593)	(650)
	(458)	(584)

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Disaggregated revenue from contracts

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	9,549	12,143	9,332
Engineering (revenue recognized over time)	5,834	5,797	5,617
	15,383	17,940	14,949

Note 7: Inventories

	December 31,
	2024	2023
	US$’000	US$’000

Raw materials	76	192
Work in progress	58	30
Finished goods	366	501
	500	723

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2024, and 2023, write-down of inventories amounted to US$1,000 and US$(1,000), respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

Note 8: Property, plant and equipment, net

	December 31,
	2024	2023
	US$’000	US$’000

Office premises*	673	673
Leasehold improvements	67	67
Furniture, fixtures and office equipment	311	313
Motor vehicles	172	172
Testing equipment	28	32
	1,251	1,257

Less: Accumulated depreciation	(1,092)	(1,089)
	159	168

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Depreciation charge	14	15	33

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of these consolidated financial statements. The net book value of the property at December 31, 2024 is approximately US$76,000 (2023: US$80,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 9: Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

	December 31,
	2024	2023

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.
Interest held	19.4%	19.4%

	US$’000	US$’000

Long-term investment, at cost, less impairment	5,540	5,540
Share of undistributed profits	4,407	4,316
	9,947	9,856

Far East is holding 19.4% (2023: 19.4%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

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

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2024	2023
Balance Sheet:	US$’000	US$’000

Current assets	50,487	51,683

Non-current assets	10,569	10,909
Total assets	61,056	62,592

Total liabilities	(25,204)	(26,374)
Total shareholders’ equity	35,852	36,218

	Year ended December 31,
	2024	2023
Operating results:	US$’000	US$’000

Net sales	48,365	38,530

Operating income	1,926	337

Net income	2,008	9,978

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 10 : Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2024 and 2023 annual impairment test we performed a qualitative assessment, using information as of December 31, 2024 and 2023, respectively. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2024, 2023 and 2022. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2024 and 2023, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

Note 11 : Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2024	2023
	US$’000	US$’000

Dividend payables	76	78
Deposits received from customers	5	5
Rental deposit received	-	3
Accruals for operating expenses	803	834
Other tax payables	166	204
	1,050	1,124

Note 12: Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to 18 months.

Based on present value of future minimum rental payments of the lease as if the adoption date, using an effective interest rate of 5%, which is determined using an local banks incremental borrowing rate.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The components of lease expense are as follows:

	Years ended December 31,
	2024	2023
	US$’000	US$’000

Operating lease cost	187	76
Short-term lease cost	8	220
Total lease cost	195	296

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2024	2023
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	173	285
Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2024	2023
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	101	233
Current portion of long-term operating lease obligations	83	170
Long-term operating lease obligations, net of current maturities	9	44
	92	214

Weighted average remaining lease term
Operating leases	3 months	3 months

Weighted average discount rate
Operating leases	5%	5.45%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2025	77
2026	17
Total lease payments	94
Less: imputed interest	(2)
Total	92

 The amortization expenses were US164,000 and US$160,000 for the years ended December 31, 2024, and 2023, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Number of outstanding shares at year end of:

	2024	2023

Shares issued	7,899,832	7,899,832
Less: shares under treasury stock	(183,533)	(178,400)
	7,716,299	7,721,432

Note 14 : Treasury stock

The Company approved a stock repurchase plan in April 2023 to repurchase up to 230,000 ordinary shares, for an aggregate purchase price of not more than US$300,000, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of  5,133 and 10,700 shares of ordinary share during 2024 and 2023 for considerations of approximately US$7,000 and US$14,000, respectively.

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,150,000 as at December 31, 2024 (2023: US$2,500,000 and 2022: US$2,531,000).

(ii)	Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries. The balances as at December 31, 2024 and 2023 include in statutory reserves were US$9,000 and US$12,000 respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(iii)	Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital. The balances as at December 31, 2024 and 2023 include in statutory reserves were US$408,000.

Note 16 : Other income, net

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	-	(66)	(93)
Rental income	37	46	37
Government subsidies – Employment Support Scheme *	-	-	69
	37	(20)	13

* The amount represents salaries and wage subsidies granted under Anti-Epidemic Fund by the Government of the Hong Kong Special Administrative Region for the use of paying wages of employees from May to June 2022.

Note 17 : Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2024, 2023 and 2022.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2024 and 2023 (2022: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2023 and 2022: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2024, ETTS had an assessable loss carried forward of US$19,000 as agreed by the local tax authority to offset its profit for the forth coming years (2023: US$51,000 and 2022: US$103,000). Such loss will expire in 5 years.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2023 and 2022: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2023 and 2022: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2024, Yixing had an assessable loss carried forward of US$1,235,000 as agreed by the local tax authority to offset its profit for the forth coming years (2023: US$1,330,000 and 2022: US$1,509,000). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2024 (2023: US$0.6 million and 2022: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Current taxes (expense )
Hong Kong profits tax and the PRC EIT	(33)	(45)	-
Income tax expense	(33)	(45)	-

Deferred tax (expenses) / credit
Hong Kong and the PRC	(39)	-	(24)
Total deferred tax (expenses) / credit	(39)	-	(24)

Total (expense) / credit	(72)	(45)	(24)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2024, 2023 and 2022 and our effective tax rates were as follows:

	Year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Income before income taxes	519	1,695	563
Computed tax using respective companies’ statutory tax rates	(100)	78	131
Change in valuation allowances	62	(79)	58

Non-deductible expenses	(34)	(44)	(213)
Income tax (expense) / credit at effective tax rate	(72)	(45)	(24)

The components of deferred tax assets / (liabilities) are as follows:

	December 31,
	2024	2023
	US$’000	US$’000

Tax losses	313	572

Less: Valuation allowances	(251)	(469)
Net deferred tax assets	62	103

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 18 : Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2024	2023	2022
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	7,716,993	7,726,118	7,732,132

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

During the year ended December 31, 2023 and 2024, the Company did not grant any options to its officers, directors and employees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	206,250	1.52	206,250	1.52	85,000	1.56
Granted	-	-	-	-	80,000	2.80
Cancelled	-	-	-	-	(41,250)	(1.04)
Bonus shares adjustment	-	-	-	-	82,500	(0.72)
Outstanding, end of year	206,250	1.52	206,250	1.52	206,250	1.52

Exercisable, end of year	206,250	1.52	86,250	1.04	86,250	1.04

As of December 31, 2024 and 2023, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is approximately US$12,000 (2023: US$47,000 and 2022: US$45,000).

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

During the years ended December 31, 2024, 2023 and 2022, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$191,000, US$192,000 and US$302,000, respectively.

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$102,000 and US$70,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$5,251,000 (2023: US$6,039,000). Cash transactions are limited to high credit quality banks.

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

Note 22 : Risk and uncertainty

(i) Property title in the PRC

The Group, through its subsidiary, Far East received total rental income of US$31,000 in 2024 on a property in Beijing, China pursuant to relevant lease agreement from 2022 to 2024.The latest lease agreement relating to such property has expired in November 2024. The Group made payment for the purchase of such property, but has not successfully obtained Certificate of Real Estate Ownership or title of such property from the PRC authority. The property’s book value as at December 31, 2024 was approximately US$76,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 23 : Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2024, 2023 and 2022.

 Note 24 : Commitments and contingencies

(i) Banking facilities

As at December 31, 2024 and 2023, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$183,000 and US$355,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The Group undertakes to maintain its tangible net worth not at any time less than approximately US$3,846,000 and was in compliance with the covenant. The weighted average interest rate for import loans as at December 31, 2024 was 7.12% per annum (2023: 7.02% per annum). For the years ended December 31, 2024 and 2023, the average dollar amount of the bank borrowings was approximately US$154,000 and US$293,000, respectively and average interest rates were approximately 7.12% and 7.02% per annum respectively for the years ended December 31, 2024 and 2023.

(ii) Non-controlling interest put option

The Group granted the non-controlling interest of Yixing Pact Environmental Technology Co., Ltd. and Pact Asia Pacific Limited a put option, which is effective from 2009, requiring the Group to acquire part or all remaining shares of these two companies at a purchase price per share calculated by 5.2 times of their average net income for the three prior fiscal years divided by total number of shares outstanding at the time of exercise of such option. Such put option did not have an expiry date.  Based on the analysis under ASC 820 “ Fair Value Measurement” , Level 3 inputs: unobservable inputs that are supported by little or no market ability, management of the Group has conducted an assessment of the fair value of the put option, refer below. The fair value assessment of the put option involves significant judgment and estimation, the management's reliance on internal expertise for the fair value assessment may introduce inherent uncertainties and potential for subjectivity.

The valuation technique used to determine the fair value of the put option was the Options Pricing Model (OPM).

The following inputs and assumptions were used in determining the fair value of the put options:

-	Median price to earnings ratio of similar companies of 23,965 (Range 4,7288 to 36,7237)
-	Median discount for lack of marketability 15.7% (Range 8.4% to 28.7%)
-	Mean Annualized volatility of return of the underlying share for similar companies of 102.39% (Range 36.025 to 349.944)
-	The average life of a company is around 21 years according to research (www.statista.com/statistics/1259275/average-company-lifespan) thus an assumption on the life of the options was set as 20 years.
-	A dividend yield rate of 0% was used
-	For Yixing Pact Environmental Technology Co. Ltd, the China risk-free rate of 2.698% was used based on a tenor of 20 years (source- Bloomberg)
-	For Pact Asia Pacific Limited, the USD risk-free rate of 3.954% was used based on a tenor of 20 years (source- Bloomberg)

The resultant strike price of the options was valued at $0 per share and the fair value of the options was valued at $0 as at 31 December 2024.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The following is a roll-forward of the redeemable non-controlling interest:

Fair value of put options
US$

Balance, December 31, 2023	0
Net income (loss)	0
Foreign currency translation	0
Balance, December 31, 2024	0

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

(v) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2024 and 2023.

(vi) Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2024 and 2023, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 25: Subsequent event

On February 20, 2025, the Company approved a share repurchase program to repurchase up to 350,000 ordinary shares, for an aggregate purchase price of not more than US$500,000 over a period of one year.

On March 3, 2025, Euro Tech Global Pte. Limited, a Singapore company was incorporated as a wholly-owned subsidiary of the Company.

In accordance with ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company evaluated all events and transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION

TECHNOLOGY COMPANY LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue Recognition – Contracts recognised over time

As described in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this standard, the Group recognizes revenue over time, reflecting the continuous transfer of control of goods or services to the customer. Revenue is measured using the input method. The Group generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred.

We identified revenue recognition using the input method as a critical audit matter due to the significant judgments involved in determining the timing and amount of revenue recognized. These judgments include assessing the accuracy of the budgeted cost. Budgeted cost can vary, sometimes substantially, from substantially, from previous estimates due to changes in a variety of factors, including unforeseen or changed circumstances not included in management’s cost estimates. The complexity and subjectivity associated with these assessments required extensive audit effort and a high degree of auditor judgment.

Our key consideration is our evaluation of revenue recognition involves assessing the appropriateness of the Group’s application of ASC 606, including the identification and measurement of performance obligations, the determination of the stages of works certified by customers, and the classification of contract assets and liabilities. Our audit procedures to assess the above include:

1.	Understand and evaluate the Group’s revenue recognition policies and procedures including the adoption and application of ASC 606;

2.	Evaluate the identification and measurement of performance obligations, including the Group’s determination of whether they are distinct or combined;

3.	Assess the methodology used to measure progress towards complete satisfaction of performance obligations over time, including the use of the input method;

4.	Verify and review the classification and accuracy of contract assets and liabilities;

5.	Test samples of cost to invoices to verify the actual cost incurred during the financial year;

6.	Validate invoices billed to customers subsequent to financial year end for revenue earned as at financial year end and validate receipt of payments for these invoices.

7.	Reperformed the calculation of the revenue based on the percentage of completion method and where applicable, considered the implications of any changes in estimates.;

8.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

April 30, 2025

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
	RMB’000	RMB’000
Assets
Current assets:
Cash	73,731	135,988
Accounts receivable, net	135,056	128,235
Prepayments and other current assets	30,788	23,741
Contract assets, net	66,644	72,880
Inventories	4,708	4,469
Short-term investments	53,292	-

Total current assets	364,219	365,313

Property, plant and equipment, net	57,738	63,505
Intangible assets, net	1,528	1,763
Land use right, net	4,550	4,699
Operating lease right-of-use Assets	2,389	-
Deferred tax assets	8,848	5,939
Long-term investments	1,200	1,200

Total non-current assets	76,253	77,106

Total assets	440,472	442,419

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	6,006	6,509
Accounts payable	106,785	107,211
Other payables and accrued expenses	22,371	23,720
Contract liabilities	35,367	43,452
Operating lease liabilities, current	563
Other taxes payable	4,994	4,119

Total current liabilities	176,086	185,011

Deferred government grant	4,202	1,413
Operating lease liabilities, non-current	1,542	-

Total non-current liabilities	5,744	1,413

Total liabilities	181,830	186,424

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorized, issued and outstanding, as of December 31, 2023 and 2022, respectively	82,572	82,572
Capital reserve	35,761	35,761
PRC statutory reserve	27,097	25,411
Retained earnings	106,049	105,766

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	251,479	249,510
Non-controlling interests	7,163	6,485

Total shareholders’ equity	258,642	255,995

Total liabilities and shareholders’ equity	440,472	442,419

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Revenues	348,465	325,176	403,118

Cost of revenues	(270,659)	(215,400)	(335,978)

Gross profit	77,806	109,766	67,140

Selling and administrative expenses	(63,932)	(56,880)	(59,247)

Operating income	13,874	52,896	7,893

Interest income	813	1,217	105
Interest expense	(252)	(253)	(634)
Other income	396	32,746	11,789
Other losses	-	-	(3,755)

Net income before income tax	14,831	86,606	15,398

Income tax (expense) / credit	(365)	(16,069)	368

Net income	14,466	70,537	15,766
Net loss attributable to non-controlling interests	302	(366)	(1,458)
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	14,768	70,171	14,308

Net income per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.18	RMB 0.85	RMB 0.17

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	14,466	70,537	15,766
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	235	246	257
Amortization of land use right	149	180	150
Depreciation	6,175	5,964	6,580
Amortization of right-of-use Assets	141	-	-)
Impairment loss on contract assets	723	(2,158)	3,560
Impairment loss on short-term investments		-	195
Fair value gain on short term investment	248		-
Proceeds from deferred government grant		-	700
Property, plant and equipment written off		(36,241)	218
Reversal of allowance for doubtful accounts		(677)	(983)
Change in non-current assets and liabilities:
Deferred government grant	(2,789)	386	(3,562)
Deferred tax assets	(2,909)	8,727	(361)
Operating lease right-of-use Assets	(2,389)
Operating lease liabilities, non-current	(1,542)
(Increase)/decrease in current assets:
Accounts receivable, net	(6,821)	7,538	(28,768)
Prepayments and other current assets	(7,047)	(2,590)	(12,347)
Contract assets, net	6,236	4,112	(8,241)
Inventories	(239)	(70)	(1,014)
Short-term investments	(53,292)	14,805	-
Increase/(decrease) in current liabilities:
Accounts payable	426	(21,502	34,751
Other payables and accrued expenses	1,349	(64,781)	70,063
Contract liabilities	8,085	8,949	(2,978)
Other taxes payable	(875)	(4,074)	1,469
Operating lease liabilities, current	(563)		-

Net cash (used in) /provided by operating activities	(40,233)	(10,649)	100,149

Cash flows from investing activities:
(Capital injection)/proceed from investment	(8,318)	-	-
Proceeds from sale of property, plant and equipment		39,374	-
Purchase of intangible assets		(200)	(200)
Purchase of property, plant and equipment	(408)	(1,708)	(1,143)
Purchase of short-term investments		-	(15,000)

Net cash provided by/(used in) investing activities	(8,726)	37,466	(16,343)

Cash flows from financing activities:
Repayments of bank borrowings	(6500)	(5,500)	(14,000)
Proceeds from bank borrowings	6,000	6,500	6,000
Dividend paid to shareholders and interest paid	(12,798)	(13,211)	(9,400)

Net cash used in financing activities	(13,298)	(12,211)	(17,400)

Net increase in cash and cash equivalents	(62,257)	14,606	66,406

Cash and cash equivalents at beginning of year	135,988	121,382	54,976

Cash and cash equivalents at end of year	73,731	135,988	121,382

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the year for income tax	-	-	-
Cash paid during the year for interest	252	253	626
Finance leases (disclosed in accompanying Note 3)	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2021	82,572	35,761	16,582	55,409	5,296	192,620

Net income / (loss)	-	-	-	14,308	1,458	15,766
Dividend paid	-	-	-	(9,082)	(318	(9,400)
Appropriation of reserves	-	-	1,442	(1,442)	-	-
Balance at December 31, 2022	82,572	35,761	18,024	56,193	6,436	198,986

Net income	-	-	-	70,171	366	70,537
Dividend paid	-	-	-	(13,211)	(618)	(13,829)
Appropriation of reserves	-	-	7,387	(7,387)	301	301
Balance at December 31, 2023	82,572	35,761	25,411	105,766	6,485	255,995

Net income				14,767	(302)	14,465
Dividend paid				(12,798)		(12,798)
Appropriation of reserves			1,686	(1,686)	980	980
Balance at December 31, 2024	82,572	35,761	27,097	106,049	7,163	258,642

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) was incorporated in Hangzhou City, Zhejiang Province, the People’s Republic of China (“PRC”) on May 18, 2000. The Company is a limited liability company limited by shares with an operating period up to long term.

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

The Group’s principal subsidiaries at December 31, 2024 and 2023 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2024	2023

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	100%*	PRC	Design, general contract, installation and operating management of environmental protection projects

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	38.25%	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	80%	80%	PRC	Manufacturing of environmental protection equipment
Hangzhou Zhongyi Ecological and Environmental Consulting Company Limited	40.1%**	40.1%**	PRC	Consultation services of environmental protection projects
Xuancheng Lanjing Environmental Protection Equipment Co., Ltd	19.51%	-	PRC	Manufacturing and installation services of environmental protection equipment

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

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB27,371,000, RMB20,452,000 and RMB29,115,000 for the years ended December 31, 2024, 2023 and 2022 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2024 and 2023.

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

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB Nil, RMB Nil and RMB Nil for the years ended December 31, 2024, 2023 and 2022 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

At December 31, 2024, there were 82,572,000 shares (2023: 82,572,000 shares) issued.

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 42%, 38%, and 35% of consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, one customer accounted for 16%, 22% and 14% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2024 and 2023, none of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

As of December 31, 2024 and 2023, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The new standard requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Group’s accounts receivable, contract assets and non-current assets. It replaces the existing incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. The standard requires a cumulative effect adjustment to the consolidated balance sheet as of the beginning of the first reporting period in which the guidance is effective. ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group from January 1, 2023. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805)”. ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2022. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”. This ASU defers the sunset date of Topic 848, which provides relief to entities affected by reference rate reform. The ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2025. The standard is effective immediately and the Group adopted the standard in December 2022 with no financial impact. The Group is currently assessing the impact ASU 2020-04, for which this ASU 2022-06 relates, will have on its consolidated financial statements.

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

3.	Lease obligations

The Group has operating leases primarily for office space. The Group’s lease have remaining lease terms of several months to 33 months.

The components of lease expense are as follows:

	Years ended December 31,
	2024	2023
	RMB’000	RMB’000

Operating lease cost:
Amortization of right-of-use assets	141	-
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	16	-
Total operating lease cost	157	-

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2024	2023
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from operating leases	440	-
Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3.	Lease obligations (Cont’d)

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2024	2023
	RMB’000	RMB’000

Operating leases
Right-of-use assets, at cost	2,529	-
Accumulated amortization	(141)	-

Right-of-use assets, net	2,388	-

Current portion of operating lease	563	-
Non-current portion of operating lease	1,542
Total operating lease liabilities	2,105	-

Weighted average remaining lease term
operating leases	33 months	-

Weighted average discount rate
Operating leases	3.6%	-

4.	Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2024	2023
	RMB’000	RMB’000
Contract receivables	171,008	157,879
Less: allowance for doubtful accounts	(35,952)	(29,644)

	135,056	128,235

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2024	2023
	RMB’000	RMB’000

Balance at beginning of year	29,644	40,019
Add: provision for allowances	6,304	10,376
Less: reversal of provision for doubtful accounts	-	(677)
Less: write-off of doubtful accounts	-	(20,074)

Balance at end of year	35,952	29,644

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4.	Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2024	2023
	RMB’000	RMB’000

Within 1 year	100,254	121,658
1 year - 2 years	30,292	31,499
2 years - 3 years	10,701	3,140
3 years - 4 years	3,515	699
4 years - 5 years	456	883
Over 5 years	25,790
Less: allowance for doubtful accounts	(35,952)	(29,644)

	135,056	128,235

At December 31, 2024, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2023: RMB Nil).

5.	Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2024	2023
	RMB’000	RMB’000

Prepayments	21,462	16,622
Deposits paid for bidding projects and temporary payments	7,610	6,257
Other current assets	1,716	862

	30,788	23,741

6.	Contract assets, net and liabilities

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2024	2023
	RMB’000	RMB’000

Unbilled revenue	66,644	72,880

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2024	2023
	RMB’000	RMB’000

Deferred revenue	35,367	43,452

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2024	2023
	RMB’000	RMB’000

Contract assets	66,644	72,880
Contract liabilities	(35,367)	(43,452)

Net contract assets	31,277	29,428

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2024	2023
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	48,274	239,648
Less: billings to date	(16,997)	(210,220)

	31,277	29,428

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2024	2023
	RMB’000	RMB’000

Gross contract assets	77,657	83,170
Less: allowance for doubtful accounts	(11,013)	(10,290)

	66,644	72,880

7.	Inventories

	December 31,
	2024	2023
	RMB’000	RMB’000

Raw materials	676	54
Finished goods	4,032	4,415
	4,708	4,469

8.	Short-term and long-term investments

The Group’s short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in RMB53,292,000 (2023: Nil) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.	Property, plant and equipment

		December 31,
		2024	2023
		RMB’000	RMB’000

Building and leasehold improvements		112,792	112,792
Furniture, fixtures and office equipment		4,272	4,122
Motor vehicles		4,503	4,478
Plant and machineries		10,852	10,619

Total		132,419	132,011

Less: Accumulated depreciation and amortization		(74,681)	(68,506)

Total		(74,681)	(68,506)

Net		57,738	63,505

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,175	5,964	6,580

At December 31, 2024, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB777,000 (2023: RMB1,026,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10.	Intangible assets, net

	December 31,
	2024	2023
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	4,150	4,150
Others	165	165

	4,315	4,315

Less: Accumulated amortization	(2,787)	(2,552)

Net carrying amount	1,528	1,763

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Amortization expense	235	246	257

At December 31, 2024, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2025	235
2026	235
2027	235
2028	235
2029	235
Thereafter	353

Total	1,528

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.	Land use right, net

	December 31,
	2024	2023
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,811)	(2,662)

Net carrying amount	4,550	4,699

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Amortization expense	149	180	150

At December 31, 2024, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB1,326,000 (2023: RMB1,371,000).

As December 31, 2024, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2025	149
2026	149
2027	149
2028	149
2029	149
Thereafter	3,805

Total	4,550

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12.	Bank borrowings

	December 31,
	2024	2023
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	1,001	1,502
Bank loans borrowed by subsidiaries of the Company (note ii)	5,005	5,007

	6,006	6,509

(i)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2024 bears interest at fixed rates of 3.85% (2023: 3.85%) per annum. Interest paid during the year ended December 31, 2024 was approximately RMB54,000 (2023: RMB32,000 and 2022: RMB408,000).

(ii)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2024, bears interest at a fixed rate of 4.85% (2023: a fixed rate of 4.85%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2024 was approximately RMB184,000 (2023: RMB221,000 and 2022: RMB218,000).

13.	Other payables and accrued expenses

	December 31,
	2024	2023
	RMB’000	RMB’000

Accrued expenses	11,089	11,274
Output VAT	6,587	6,348
Deposits received and temporary receipts	4,695	6,098

	22,371	23,720

14.	Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2023: 3% to 13%) of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15.	Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years.

16.	Other income and other losses

Other income

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Impairment gain on contract assets	(722)	2,158	-
Investment income	(8,504)	2,863	824
Fait value gain on short term investment	248	-	-
Compensation income	193	7,796	-
Amounts waived by payees	676	-	980
Reversal of allowance for doubtful accounts	(6,225)	10,841	983
Subsidy income from PRC government	14,730	9,088	9,002

	396	32,746	11,789

Other losses

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Impairment loss on short term investments	-	-	195
Impairment loss on contract assets	-	-	3,560

	-	-	3,755

17.	Income tax (credit) / expense

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

During the years ended December 31, 2024 and 2023, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Hangzhou Zhongyi Ecological Environment Consulting Co., Limited, Zhejiang Tianlan Environmental Protection Engineering Company Limited, and Xuancheng Lanjing Environmental Protection Equipment Co., Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Current tax expense / (credit)
PRC EIT	3,275	7,340	(7)

Income tax expense / (credit)	3,275	7,340	(7)

Deferred tax expense / (credit)	(2,910)	8,729	(361)

Total deferred tax expense / (credit)	(2,910)	8,729	(361)

Total expense / (credit)	365	16,069	(368)

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2024, 2023 and 2022 and our effective tax rates were as follows:

	Year ended December 31,
	2024	2023	2022
	RMB’000	RMB’000	RMB’000

Income before income tax	14,831	86,606	15,398
Computed tax using respective companies’ statutory tax rates	2,152	12,991	2,309
(Over)-provision for income tax in prior years	(5)	(591)	(69)
Temporary differences	1,090	2,931	2,089
Tax effect of revenue not subject to tax			3
Tax effect of expenses not deductible for tax purposes	699	4,472	500
Tax effect of special deduction for research and development costs	(4,081)	(3,734)	(5,257)
Others	510		57
Income taxes expense /(credit) at effective tax rate	365	16,069)	(368)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17.	Income tax (credit) / expense (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2024	2023
	RMB’000	RMB’000

Allowance for doubtful accounts	5,058	4,218
Deferred government grant	631	213
Impairment losses on assets	1,771	1,508
Change in fair value	(37)
Investment loss	1,425	-

Total deferred tax assets	8,848	5,939

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

18.	Pension plan

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

During the years ended December 31, 2024, 2023 and 2022, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB3,710,000, RMB2,766,000 and RMB2,691,000 respectively.

19.	Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB67,750,000 (2023: RMB128,000,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20.	Related party transaction

There was no engineering service income from an investment in 2024 (2023: Nil) and there was remuneration to key management personnel of approximately RMB2,037,000 (2023: RMB 1,878,000).

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

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2024 and 2023.

(v)	Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2024 and 2023, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

22	Subsequent event

The Company evaluated all events and transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

