Form 20-F
period 2025-12-31
EURO TECH HOLDINGS CO LTD
filed 2026-04-30
CIK 1026662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report. 7,447,012 ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “ accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this Annual Report, references to “us,” “we,” and “Company” are to Euro Tech Holdings Company Limited and its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Forward Looking Statements

This Annual Report contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the “Commission”) or otherwise. These statements are based on management’s current expectations, estimates, assumptions, and beliefs about future events, conditions, and financial performance. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for future operations, financing needs or plans, the competitive environment, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” and similar expressions are intended to identify forward-looking statements, which speak only as of the date the statement was made. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those discussed under “Item 3.D — Risk Factors” in this Annual Report. Except as required by applicable law or regulation, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

These forward-looking statements include, but are not limited to, statements about:

•	our goals, business plans and growth strategies;

•	our expectations regarding demand for, and market acceptance of, the products and services we distribute and provide;

•	competition in the industries and markets in which we operate;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items, and our margins;

•	government policies and regulations relating to our corporate structure, business and industry;

•	the regulatory environment in which we operate in mainland China, Hong Kong, and globally;

•	our ability to comply with the continued listing standards of the Nasdaq Capital Market;

•	general economic and business conditions in mainland China, Hong Kong, and elsewhere;

•	assumptions underlying or related to any of the foregoing.

We caution you not to place undue reliance on any forward-looking statements contained in this Annual Report. These statements should be read in conjunction with the risk factors and other cautionary statements included in this Annual Report, including those set forth in Part I, Item 3.D “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and the notes to our Consolidated Financial Statements, which describe factors that could cause our actual results to differ materially from those contained in any forward-looking statements. The risks described in this Annual Report are not exhaustive. We operate in a continuously evolving environment in which new risks and uncertainties emerge from time to time. It is not possible for our management to predict all such risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required by applicable law or regulation.

U.S. GAAP, Fiscal Year, and Exchange Rate Information

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year ends on December 31. References in this Annual Report to “Fiscal 2023,” “Fiscal 2024,” and “Fiscal 2025” are to the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

Unless otherwise indicated, all references in this Annual Report to “U.S. Dollars,” “US$,” or “$” are to United States dollars, all references to “HK Dollars" or "HK$" are to Hong Kong dollars, and all references to “RMB” or “Renminbi” are to Chinese Renminbi.

The Company maintains its books and records in U.S. Dollars. Its subsidiaries and affiliates maintain their books and records in U.S. Dollars, HK Dollars or Renminbi.

The Company’s financial statements are presented in U.S. Dollars. Translations of amounts from HK Dollars into U.S. Dollars are made at the rate of HK$7.8000 to US$1.00, which was the year-end exchange rate as of December 31, 2025 and reflects the pegged rate between the HK dollar and the U.S. dollar.

For the purpose of translating Blue Sky’s balance sheet items, which are denominated in Renminbi, into U.S. Dollars, the Company applies a two-step translation methodology consistent with its corporate structure. Renminbi-denominated balance sheet items are first translated into HK Dollars at the year-end RMB/HK$ exchange rate of RMB0.8957 per HK$1.00 as of December 31, 2025, and then translated into U.S. Dollars at the HK$/US$ year-end rate of HK$7.8000 per US$1.00, resulting in an implied effective year-end exchange rate of approximately RMB6.9865 per US$1.00. Income statement items are translated at the average RMB-to-US$ rate of RMB7.1737 per US$1.00 for Fiscal 2025. Exchange differences arising from translation are recorded in other comprehensive income.

We make no representation that any Renminbi, Hong Kong Dollars or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars, Hong Kong Dollars or Renminbi, as the case may be, at any particular rate, at the rates stated above, or at all.

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

Membrane Biological Reactor:

A suspended-growth bioreactor combined with a membrane liquid/solids separation unit. It uses an advanced membrane technology that treats biological wastes to a quality level which in many industries is sufficient for reuse or low-cost disposal to sewers.

pH Controller:	A process instrument that measures and controls the acidity or alkalinity of a fluid.

Reagent:	A chemical substance used to cause a chemical reaction and detect another substance.

Sequential Batch Reactor:

A wastewater treatment process that combines aeration and settling in one reactor tank thus saving on space. Used for the treatment of industrial wastewater as well as municipal sewage. It is a batch process that is ideal for wastewaters of changing characteristics.

PART I

ITEM 3. KEY INFORMATION

China Section

Our Corporate Structure

As an investor, you hold an interest in Euro Tech Holdings Company Limited (“Euro Tech”). Euro Tech is a holding company incorporated in the British Virgin Islands (the “BVI”) and does not itself conduct any material operations. Euro Tech conducts its business operations exclusively through its direct and indirect subsidiaries, which are incorporated in Singapore, Hong Kong, mainland China, and the BVI, as further explained below. As an investor, you directly hold an interest in Euro Tech but do not directly hold equity interest in Euro Tech’s subsidiaries - which are the entities through which the Company’s business operations are conducted. This structure involves certain risks to you, as further described in Part I, Item 3.D “Risk Factors,” below.

The Company has one wholly owned subsidiary in Singapore, namely, Euro Tech Global Pte. Limited ( “Euro Tech Global”). Euro Tech Global serves solely as an investment holding company and does not conduct any operations directly.

Euro Tech Global has one wholly owned subsidiary in Hong Kong, namely, Euro Tech (Far East) Limited (“Far East”). Far East engages in the marketing and trading of water and wastewater treatment-related process control, analytical and testing instruments, disinfection equipment, supplies, and related automation systems.

Far East has one wholly owned subsidiary in mainland China, namely, Euro Tech Trading (Shanghai) Limited ( “ETTS”). ETTS ceased its active business operations in 2021 and is currently inactive.

Far East holds 58% of the total equity of the following entities: (i) PACT Environmental Technology PTE. LTD., a company incorporated in Singapore (“Pact Singapore”), (ii) Yixing Pact Environmental Technology Co., Ltd., a company incorporated in mainland China (“Yixing”), and (iii) Pact Asia Pacific Limited, a company incorporated in the BVI (“Pact”). Pact Singapore focuses on marketing and provision of after-sales services for ballast water treatment systems and customized industrial wastewater solutions, as well as equipment fabrication. Yixing focuses on the design, manufacturing and operation of water and waste water treatment and water desalination machinery and equipment. Pact is currently a dormant entity with no active business operations.

Far East also holds 19.42% of the total equity of Zhejiang Tianlan Environmental Protection Technology Co., Ltd., a company incorporated in mainland China (“Blue Sky”). Blue Sky focuses on the design, manufacturing, installation, testing of waste-gas treatment equipment and operation management of the treatment of waste gases.

The following diagram illustrates the corporate structure of us and our subsidiaries (including Blue Sky in which we hold only 19.42% of the total equity thereof), as of the date of the Annual Report:

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

Blue Sky is a public company in mainland China and therefore has a number of minority shareholders that are not publicly disclosed. The ten shareholders of Blue Sky with the top ten largest shareholding percentage are listed in the table below. We obtained the information in the table below from Blue Sky’s latest Annual Report filed on April 21, 2026:

	Shareholders	Ownership Percentage
1	Zhongbiao WU	25.57%
2	Euro Tech (Far East) Limited	19.42%
3	Zhineng WANG	13.65%
4	Xiuye CHEN	6.06%
5	Pingdu Junzhida Management Consulting Co., Ltd.	5.32%
6	Yueai FENG	4.70%
7	Yuling ZHOU	3.95%
8	Shan ZHONG	3.94%
9	Huaming SUN	3.53%
10	Hangzhou Helan Technology Co.	2.87%

We acknowledge that Chinese regulatory authorities could disallow our holding company structure, which could result in a material change in our operations and/or a material change in the value of your securities, including causing the value of such securities to significantly decline or become worthless. Please see “Item 3.D - Risk Factors— Risks Related to the Company Itself – Chinese regulatory authorities could disallow our holding company structure” for a more detailed discussion on this matter.

Risks Associated with Being Based in and Having the Majority of Our Operations in China

We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. We face various legal and operational risks associated with being based in and having the majority of our operations in mainland China and Hong Kong. Changes in PRC economic, political, or social conditions, or government policies could materially and adversely affect our business and results of operations.

The PRC government has significant authority to exert influence over the ability of China-based companies, including us, to conduct business, and investors in Euro Tech face potential uncertainty as a result. The PRC government may intervene in or influence our operations at any time, with little or no advance notice. These risks include, among others: significant oversight and discretion by PRC governmental authorities over our business and financing activities; requirements for regulatory approvals for overseas offerings by, and foreign investment in, China-based issuers; enforcement of anti-monopoly and data security regulations; and the risk of delisting if the Public Company Accounting Oversight Board (the “PCAOB”) determines at any time that it is unable to conduct complete inspections of our auditors. The materialization of any of these risks may impact our ability to conduct certain businesses, accept foreign investments, or maintain our listing on a United States stock exchange.

In addition, there are risks and uncertainties regarding the enforcement of laws in China, and laws, rules, and regulations in China can change quickly with little advance notice. The materialization of these risks could result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our shares to significantly decline in value or become worthless.

See “Item 3.D — Risk Factors — Certain Risks Relating to Doing Business in China” for a more detailed discussion of these matters, including risks relating to changes in Chinese laws and regulations (including those relating to taxation, environmental regulation, and restrictions on foreign investment), changes in PRC government economic and political policies, and uncertainties in the PRC legal system.

An investment in our shares involves a high degree of risk and should be considered speculative. You should carefully consider all of the risk factors set out in “Item 3.D - Risk Factors” and all other information contained in this Annual Report before investing in our shares. If any of the events described in those risk factors occurs, our business, prospects, financial condition, results of operations, or cash flows could be materially and adversely affected, the trading price of our shares could decline, and all or part of your investment may be lost.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. Union Power HK CPA Limited (“Union Power”), the firm that audited our financial statements for the fiscal years ended December 31, 2021 and December 31, 2020, was included in that report. As a result, on June 14, 2022, we were added to the SEC’s conclusive list of “Commission-Identified Issuers” identified under the HFCAA.

On December 15, 2022, the PCAOB vacated its previous determinations that it was unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Accordingly, as of the date of that vacatur, no issuers were at risk of having their securities subject to a trading prohibition under the HFCAA solely on the basis of those prior determinations.

In January 2023, we appointed J&S Associate PLT (“J&S”) as our independent registered public accounting firm. J&S is headquartered in Malaysia and is subject to inspections by the PCAOB. We believe that the appointment of J&S has substantially reduced the risk of our being identified as a “Commission-Identified Issuer” under the HFCAA and the risk of our securities being prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China, Hong Kong, and other jurisdictions. As of the date of this Annual Report, the PCAOB has not issued any determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. However, there can be no assurance that the PCAOB will not issue such a determination in the future. If the PCAOB were to determine that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions, and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the SEC, we could be identified as a Commission-Identified Issuer following the filing of the Annual Report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

See “Item 3.D – Risk Factors— Risks Related to the Company Itself - The enactment of the Holding Foreign Companies Accountable Act and the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and our securities listed on the Nasdaq could be delisted or prohibited from being traded over-the-counter if we are unable to meet the PCAOB requirement in time” for a more detailed discussion on this matter.

Permissions or Approvals Required to be Obtained from Chinese Authorities

Our business focuses on the design, sale and distribution of water and wastewater treatment tools and equipment. The group companies that are active in business operations are Far East in Hong Kong, Pact Singapore in Singapore, and Yixing in mainland China. Euro Tech Global is the Company’s wholly-owned subsidiary and an investment holding company. Far East is the wholly-owned subsidiary of Euro Tech Global. Far East holds 58% of the equity of Pact Singapore, Yixing and Pact respectively.

Based on our internal assessment, neither the Company nor any of its subsidiaries is required to obtain any permissions or approvals from Chinese authorities to operate their respective businesses or to offer the Company’s securities, as currently conducted, except that group companies located in mainland China are required to obtain a business license to operate. As set out in the table below, such group companies have obtained their respective business licenses. Neither the Company nor any of its subsidiaries has ever been requested by any Chinese authority to obtain any other permissions or approvals to conduct their respective businesses or to offer the Company’s securities. In addition, please note that Euro Tech Trading (Shanghai) Limited (listed below) has ceased its active business operations already.

Company	Permission/Approval	Issuing Authority	Validity
Euro Tech Trading (Shanghai) Limited	Business License	Market Supervision Administration of Free Trade Pilot Zone (Shanghai)	May 13, 2047
Yixing Pact Environmental Technology Co., Ltd.	Business License	Market Supervision Administration of Yixing City	Long term

We did not rely upon an opinion of counsel with respect to our conclusions regarding whether we are required to obtain permissions and approvals to operate our business or to offer securities to investors. The basis of our assessment is as follows:

•

Business history: The Company has been primarily a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits, related supplies, and power generation equipment (including recorders and power quality analyzers) for more than 20 years. During this time, we have never been required to apply for any permissions or approvals from Chinese authorities to conduct our business;

•

Cybersecurity and data regulations: We are aware of regulatory developments relating to Chinese authorities’ focus on cross-border data transfer, as further described in “Item 4.B — Business Overview – Regulations.” We do not believe that our listing of ordinary shares requires permissions or approvals from Chinese authorities. As a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits, related supplies, and power generation equipment to corporate customers (and not to individual end-users), we do not consider ourselves to be a critical information infrastructure operator or online platform operator subject to more stringent requirements under China’s Cybersecurity Review Measures (effective February 15, 2022). Our customers in mainland China are corporate customers rather than individual customers, and accordingly we do not currently hold, and do not anticipate collecting, personal information of more than one million users, which we understand would otherwise subject us to review under the Cybersecurity Review Measures.

Notwithstanding the foregoing, it is possible that changes in applicable laws and regulations may render us subject to additional rules and requirements. It is also possible that government agencies may impose more stringent requirements in practice, or that our interpretation of applicable rules and regulations may prove to be inaccurate. The PRC government has indicated an intent to exert greater oversight and control over overseas offerings by, and foreign investment in, China-based issuers, and we cannot assure you that we will not be subject to additional requirements in the future.

See “Item 3.D – Risk Factor – Certain Risks Relating to Doing Business in China” for a more detailed discussion of these matters, including risks relating to changes in Chinese laws and regulations and cybersecurity and data protection compliance.

Transfer of Cash through Our Organization

Euro Tech may transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and Euro Tech’s subsidiaries may transfer cash to Euro Tech through dividends or other distributions and/or intercompany loans. Currently, Euro Tech’s subsidiaries do not require loans or capital contributions from Euro Tech to fund their operations, and Euro Tech’s subsidiaries do not currently intend to pay any cash dividends in the near future.

Dividends

During the three fiscal years ended December 31, 2023, 2024, and 2025, Euro Tech paid cash dividends to its shareholders (including U.S. investors) of nil, US$617,303.92, and nil, respectively. The source of such cash dividends was cash dividends and distributions received from Far East. For a discussion of mainland China and United States federal income tax considerations in connection with an investment in our ordinary shares, see “Item 10.E - Taxation.”

During the two fiscal years ended December 31, 2023 and 2024, Far East paid cash dividends to Euro Tech of nil and US$974,359, respectively. During the fiscal year ended December 31, 2025, Far East paid no cash dividends to Euro Tech Global.

Euro Tech Global was incorporated in 2025. During the fiscal year ended December 31, 2025, Euro Tech Global paid no cash dividends to Euro Tech.

Cash Transfers for Working Capital Purposes

During the three fiscal years ended December 31, 2023, 2024 and 2025, Far East made cash transfers for working capital purposes to its wholly-owned subsidiaries in Shanghai, namely Shanghai Euro Tech Limited and Euro Tech Trading (Shanghai) Limited in the amounts of US$129,200, US$26,455, and US$52,411, respectively. Shanghai Euro Tech Limited was deregistered on October 8, 2024.

Historical Capital Contributions

To date, Far East has made an aggregate capital contribution of US$200,000 to its Euro Tech Trading (Shanghai) Limited, its wholly-owned subsidiary, in satisfaction of its obligation to pay in the registered capital of that entity.

To date, Far East has made an aggregate capital contribution of US$350,000 to Shanghai Euro Tech Limited, its wholly-owned subsidiary, in satisfaction of its obligation to pay in the registered capital of that entity. Shanghai Euro Tech Limited was deregistered on October 8, 2024.

During the three fiscal years ended December 31, 2023, 2024, and 2025, other than the cash transfers described above, there were no transfers of other assets among Euro Tech and its subsidiaries.

Restrictions and Limitations on Transfer of Cash and Cash Dividend Distribution

Our cash dividends, if any, will be paid in U.S. Dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. A substantial portion of our income is received in Renminbi, and shortages in available foreign currencies may restrict our ability to pay dividends or satisfy other foreign currency-denominated obligations, if any.

Under existing PRC foreign exchange regulations, payments of current account items - including profit distributions, interest payments, and expenditures from trade-related transactions - may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of China (“SAFE”), provided that certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital account expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions in the future, in which case we may not be able to pay dividends in foreign currencies to our shareholders.

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their accumulated retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries may only distribute dividends upon approval of their respective shareholders, and only after meeting the PRC requirements for appropriation to statutory reserves. Under PRC laws and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year - after making up for any prior years’ accumulated losses - to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.

As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted from transferring a portion of their net assets to the Company in the form of dividends, loans, or advances. Although the Company does not currently require dividends, loans, or advances from its PRC subsidiaries for working capital or other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions or developments, or to declare and pay dividends or distributions to the Company’s shareholders.

To the extent that cash in the business is held by a PRC entity, such funds may not be available to fund operations or for other use outside of the PRC as a result of interventions in, or the imposition of restrictions and limitations on, the ability of the Company or its subsidiaries to transfer cash, whether imposed by the PRC government or otherwise. Please see “Item 3.D – Risk Factors — The PRC government imposes controls on currency conversion and the remittance of funds out of China, which may restrict the Company’s ability to transfer cash and pay dividends.” for details on this matter.

Cash Management Policies For Cash Transfer

Euro Tech and its subsidiaries have adopted substantially similar cash management policies, as described below. With respect to any transfer of funds, dividends, or other distributions to affiliated companies, the finance department of the relevant group company (the “Finance Department”) must obtain the requisite approval of the board of directors and/or shareholders prior to applying to the competent governmental authorities and banks to effectuate the intended transactions. If any such transaction involves a payment to an overseas entity, the Finance Department must also submit a payment application to Euro Tech’s Chairman and Chief Financial Officer and receive their approval in writing. Following receipt of such approval, the Finance Department may request the Chairman’s authorized representative - who must not be an employee of the relevant group company - to affix the company’s stamp to the payment application. With such stamped application, the Finance Department may then effectuate the fund transfer through the relevant bank. The Finance Department is also responsible for taking all actions necessary to comply with the applicable rules and requirements of the foreign exchange authority and tax bureau in China, to the extent applicable.

Summary of Risk Factors

An investment in our securities is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China, and risks related to our securities. The following is a summary of some list summarizes some, but not all, of these risks. Please read the information in “Item 3. Key Information – D. Risk Factors" for a more complete description of these and other risks before making an investment decision.

•

The PRC legal system presents risks and uncertainties, including uncertainty regarding the enforcement of laws and the possibility that rules and regulations in China may change quickly and with little advance notice. See “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

•

The Chinese government may intervene in or influence our operations at any time, or may exert greater control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information – D. Risk Factors — A substantial portion of our operations is in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” for a more detailed discussion on this matter.

•

We conduct a substantial portion of our business through our subsidiaries in mainland China and Hong Kong. Adverse changes in the PRC economic, political, or social conditions, or in PRC laws and government policies, may materially and adversely affect our business, financial condition, results of operations, and growth prospects. See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” and “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to Doing Business in China — Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations” for a more detailed discussion on this matter.

•

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. To the extent that cash in the business is held by a PRC entity, such funds may not be available to fund operations or for other use outside of the PRC as a result of interventions in, or the imposition of restrictions and limitations on, the ability of the Company or its subsidiaries to transfer cash. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China - The PRC government imposes controls on currency conversion and the remittance of funds out of China, which may restrict the Company’s ability to transfer cash and pay dividends.” for a more detailed discussion on this matter.

•

Changes in U.S. and international trade policies, and escalating tensions in international relations, may adversely impact our business and operating results. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China— Escalating U.S.- China trade tensions and tariff measures may materially and adversely affect our business, results of operations, and the price of our securities” for a more detailed discussion on this matter.

11

•

The Company has taken steps to streamline its business, including by reducing headcount, consolidating office space, and improving staff efficiencies, in order to address the decline in its revenues. However, there is no assurance that these efforts will be successful or that revenues will increase as a result. See “Item 3. Key Information – D. Risk Factors—Risks Relating to the Company’s Business— The Company's efforts to streamline its operations and increase revenues may not result in a return to profitability.” for a more detailed discussion on this matter.

•

The Company distributes products manufactured by a number of vendors but does not have long-term supply arrangements with such vendors. While alternative sources of supply exist, the termination of any existing supply arrangement may adversely affect the Company’s business. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company’s Business—Dependence on vendors; lack of long term arrangements; loss of vendors” for a more detailed discussion on this matter.

•

If we identify material weaknesses or other deficiencies in our internal controls over financial reporting that we are unable to remediate in a timely manner, our ability to obtain financing could be adversely affected and the market price of our shares could decline. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself— We may be exposed to potential risks relating to our internal controls over financial reporting“ for a more detailed discussion on this matter.

•

The market price of our ordinary shares may fluctuate significantly in response to many factors, including changes in general market and economic conditions, the outlook for the segments in which we operate, and regulatory developments affecting our business. See “Item 3. Key Information – D. Risk Factors— Risks Relating to the Company Itself—The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid” for a more detailed discussion on this matter.

•

The ongoing conflict between Russia and Ukraine has contributed to rising inflation and energy costs in Europe, which may adversely affect the business operations of our customers and suppliers headquartered in Europe and elsewhere. As a result, such customers may take longer to make purchasing decisions, seek more favorable commercial and financial terms, or postpone or cancel projects and purchase orders.

See “Item 3. Key Information – D. Risk Factors— Certain Risks Relating to the Company’s Business — The ongoing Russia-Ukraine conflict and related geopolitical tensions may adversely affect the business operations of our suppliers and customers and the terms of our business relationships with them” for a more detailed discussion on this matter.

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

The PRC government has also enhanced its regulatory oversight of Chinese companies listing overseas, including enhanced oversight of overseas equity financing and listing by Chinese companies. It is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded. No entity in our organization is currently (i) required to obtain permission from any Chinese authorities to list on any U.S. exchange or issue our ordinary shares to foreign investors or (ii) required to obtain permission from China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”), or any other governmental authority, and no entity in our organization has received any such permissions or any notice of denial of such permissions. However, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

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

In addition, the PRC government has broad authority to nationalize or expropriate private enterprises or assets. Although we have no reason to believe that any of our operations or assets are currently at risk of nationalization or expropriation, there can be no assurance that the PRC government will not take such action in the future. Any such action could result in the loss of some or all of our investments, assets, or operations in China, and could have a material adverse effect on our business, financial condition, and results of operations.

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business, financial condition and results of operations.

We conduct a substantial portion of our business in China through our subsidiaries. Accordingly, our results of operations, financial condition, and prospects are to a significant extent affected by economic and political developments in China. In particular, the PRC government continues to exercise significant control over the economic growth of the PRC through the allocation of resources, the control of foreign currency-denominated obligations, the setting of monetary policy, and the provision of preferential treatment to particular industries or companies. The PRC government’s economic policies may be adjusted or modified, or applied inconsistently from industry to industry or across different regions of China, and there can be no assurance that any such adjustments or modifications will not have a material adverse effect on our business, financial condition, and results of operations.

The growth of China’s economy has slowed in recent years relative to prior periods, and uncertainty remains regarding the pace and trajectory of future economic growth. There have also been ongoing concerns regarding China’s relationships with other Asian countries and with the United States, which may result in or intensify potential conflicts relating to territorial disputes, regional security, and trade. See “Item 3.D — Risk Factors — Certain Risks Relating to Doing Business in China — Escalating U.S.-China trade tensions and tariff measures may materially and adversely affect our business, results of operations, and the price of our securities” for a more detailed discussion of trade-related risks.

Geopolitical developments — including the ongoing Russia-Ukraine conflict and its effects on global energy markets, supply chains, and the operations of our European customers — continue to create uncertainty for our business. See “Item 3.D — Risk Factors — Certain Risks Relating to Doing Business in China — The ongoing Russia-Ukraine conflict and related geopolitical tensions may adversely affect the business operations of our suppliers and customers and the terms of our business relationships with them” for a more detailed discussion of these risks.

Global and regional macroeconomic conditions, including inflationary or deflationary pressures, changes in interest rates, and shifts in consumer and business confidence, may also adversely affect our business. Any continuing or worsening economic slowdown — whether in mainland China, Hong Kong, Europe, or globally, and whether arising from trade conflicts, geopolitical tensions, public health events, or other causes — could significantly reduce demand for the products and services we offer and have a material adverse effect on our business, financial condition, and results of operations.

The Company’s results of operations may also be adversely affected by, among other things:

•	changes in political, economic, or social conditions in China that affect the markets in which we operate or the demand for our products and services;

•	the introduction of measures to control inflation or deflation, or broader macroeconomic stabilization policies affecting credit availability, interest rates, or business investment;

•

changes in the rate or method of taxation applicable to the Company or its subsidiaries, including the imposition of confiscatory taxes or other fiscal measures that significantly increase the tax burden on our China operations;

•

the imposition of additional restrictions on currency conversion or the remittance of funds overseas, including restrictions on the ability of our subsidiaries to distribute profits to the Company; and

•	changes in tariff protection, import or export restrictions, or other trade measures that affect the products we distribute or the markets in which we operate.

We cannot predict the nature, timing, or scope of any future changes in PRC government economic or political policies, or the extent to which such changes may materially and adversely affect our business, financial condition, and results of operations.

We are subject to International economic and political risks, over which we have little or no control.

Doing business outside the United States subjects the Company to various risks, including changing economic and political conditions, currency fluctuations and exchange controls, armed conflicts and other geopolitical instability, trade restrictions, transportation disruptions, and unexpected changes in U.S. and foreign laws relating to tariffs, trade restrictions, foreign investment, and taxation. The Company has limited or no control over most of these risks and may be unable to anticipate changes in international economic and political conditions in time to adjust its business practices to avoid or mitigate the adverse effects of any such changes.

In particular, the Company is exposed to risks arising from the ongoing and escalating trade tensions between the United States and mainland China, including the imposition of significant tariff increases on goods imported into the United States from mainland China and retaliatory measures by the PRC government. While the Company does not derive revenues directly from the United States market, U.S.-China trade friction may adversely affect the broader economic environment in mainland China and Hong Kong, affect the purchasing behavior of the Company’s customers, disrupt the Company’s supply chains, or affect the availability and cost of products that the Company sources from international suppliers. The Company cannot predict the ultimate scope, duration, or further escalation of current trade tensions or their ultimate effect on the Company’s business, financial condition, and results of operations.

Macroeconomic conditions and global economic uncertainty may have a material adverse effect on our business and financial condition.

Global economic conditions remain subject to significant uncertainty, driven by a combination of factors including elevated inflation in key markets, the downstream effects of monetary policy tightening on credit availability and consumer spending, ongoing geopolitical tensions — including the Russia-Ukraine conflict, Middle East instability, and U.S.-China trade friction — persistent supply chain disruptions, and diverging monetary policies across major economies. These conditions have contributed to heightened volatility in financial markets, tightening of credit conditions, and reduced business and consumer confidence in certain regions, including regions in which the Company operates or in which the Company’s customers and suppliers are based.

A deterioration in global or regional economic conditions could adversely affect demand for the Company’s products and services, reduce the willingness or ability of the Company’s customers to commit to capital expenditure projects, result in pricing pressure, extend sales cycles, or lead to the delay, reduction, or cancellation of orders. In addition, adverse economic conditions may affect the financial stability of the Company’s customers, increasing the risk of customer default or insolvency, which could result in increased credit losses and negatively affect the Company’s cash flows and results of operations.

Adverse macroeconomic conditions may also impair the Company’s ability to access capital markets or obtain financing on favorable terms and could result in increased costs of capital. Furthermore, a prolonged economic slowdown in mainland China, Hong Kong, or the other markets in which the Company and its customers operate could have a disproportionate adverse impact on the Company’s business, financial condition, results of operations, and growth prospects.

The Company cannot predict the duration or severity of any current or future period of economic uncertainty or downturn, or the extent to which such conditions may materially and adversely affect the Company’s business, financial condition, results of operations, or the market price of its securities.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China.

The PRC government has in recent years implemented various measures to manage the rate of economic growth, including adjusting interest rates and deposit reserve ratios for commercial banks and implementing other measures designed to tighten credit and liquidity. These measures have contributed to a moderation of PRC economic growth. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 8.1%, 2.9%, 5.2%, 5.0%, and 5.0% in 2021, 2022, 2023, 2024, and 2025, respectively.

Any continuing or worsening slowdown in the PRC economy could significantly reduce domestic commerce and investment activity in China, including in the environmental technology and water treatment sectors in which the Company operates. An economic downturn — whether actual or perceived — a further decrease in economic growth rates, or an otherwise uncertain economic outlook in China or any other market in which the Company operates could have a material adverse effect on the Company’s business, financial condition, and results of operations.

We can provide no assurance that we will not be affected by higher rates of inflation in the future.

The inflation rate in China, as measured by the consumer price index, was 0.99%, 1.96%, 0.24%, 0.24%, and nil in 2021, 2022, 2023, 2024, and 2025, respectively. The Company cannot determine the precise effect of inflation on its operations The Company does not believe that inflation has had a material effect on its revenues or results of operations during the periods covered by this Annual Report. However, there can be no assurance that the Company will not be materially affected by higher rates of inflation in future periods.

If the rate of inflation in China increases, the PRC government may introduce measures intended to reduce inflationary pressures. Any such measures may not be successful in reducing or slowing the rate of inflation, and efforts by the PRC government to curb inflation may simultaneously curb economic growth, increase the Company’s overhead costs, and adversely affect the Company’s revenues. Sustained or increased inflation in mainland China could have a material adverse impact on the broader PRC economy and could materially and adversely affect the Company’s business, financial condition, and results of operations.

The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided cases have limited precedential value in the PRC. Since 1979, the PRC government has promulgated a comprehensive and evolving system of laws and regulations governing economic matters. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws, regulations, and legal requirements change frequently, often with little advance notice, and their interpretation and enforcement involve significant uncertainty.

The Company may need to resort to administrative and court proceedings to enforce legal protections available to it by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to the Company than would be the case in more developed legal systems. Such uncertainties — including the potential inability to enforce contracts — could materially and adversely affect the Company’s business and operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have retroactive effect. As a result, the Company may not be aware of any violation of these policies and rules until after the violation has occurred. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Intellectual property rights and confidentiality protections in China may not be as effective as those available in the United States or other jurisdictions.

The Company cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws, or changes in the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to the Company and its shareholders.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this Annual Report.

The Company conducts a portion of its operations in mainland China and Hong Kong, and a portion of its assets are located in these jurisdictions. The Company’s principal offices are located in Hong Kong, and certain of the Company’s directors and executive officers reside in Hong Kong and mainland China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of the Company’s directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

The Company understands that the PRC does not currently have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. As a result, recognition and enforcement in China of judgments of U.S. courts in connection with any action, including actions predicated upon the civil liability provisions of U.S. federal and state securities laws, may be difficult or impossible. Investors may therefore have limited recourse against the Company, its directors, and its executive officers for matters arising under U.S. securities laws.

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

China’s State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular No. 37”) in July 2014. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing using legally owned assets or equity interests in domestic enterprises or offshore assets or interests — referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined to include operation rights, beneficiary rights, or decision-making rights acquired by PRC residents in offshore special purpose vehicles or PRC companies through acquisition, trust arrangements, proxy arrangements, voting rights, share repurchase, convertible bonds, or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes to the basic information of the special purpose vehicle — such as a change in a PRC resident individual shareholder, or a change in the entity’s name or operating period — or any significant changes with respect to the special purpose vehicle, such as an increase or decrease in capital contributed by PRC individuals, a share transfer or exchange, a merger, a division, or any other material event.

In February 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegated to qualified banks the authority to process the registration of PRC residents’ investments in special purpose vehicles pursuant to SAFE Circular No. 37, except that PRC residents who have failed to comply with SAFE Circular No. 37 remain subject to the jurisdiction of the local SAFE branch and must submit any supplementary registration application directly to the local SAFE branch.

If the PRC resident shareholders of the Company’s offshore holding company do not complete their registration with the relevant local SAFE branch, the Company’s PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer, or liquidation to the offshore holding company, and the offshore holding company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Failure to comply with the SAFE registration and amendment requirements described above could also result in liability under PRC law for evasion of applicable foreign exchange restrictions.

The Company has requested all PRC residents known to it who hold a direct or indirect interest in the Company to make the necessary applications, filings, and amendments as required under SAFE Circular No. 37 and other related rules. However, the Company may not be aware of the identities of all PRC residents who hold a direct or indirect interest in the Company, and the Company cannot provide any assurance that these PRC residents will comply with its request to make or obtain the applicable registrations or otherwise comply with the requirements of SAFE Circular No. 37 or other related rules. The failure or inability of the Company’s PRC resident shareholders to comply with the registration requirements described above may subject the Company to fines and legal sanctions, restrict its cross-border investment activities, limit the ability of its PRC subsidiaries to distribute dividends and other proceeds to the Company, and prevent the Company from injecting additional capital into its PRC subsidiaries. Failure to comply with the applicable foreign exchange registration requirements could also result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, the Company’s business operations and its ability to distribute profits to shareholders could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our Company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity or with the signature of a legal representative whose designation is registered with the relevant local authority.

Although the Company generally uses chops to enter into contracts, the designated legal representatives of each of the Company’s PRC subsidiaries have the apparent authority to enter into contracts on behalf of those entities without chops and to legally bind those entities. All designated legal representatives of the Company’s PRC subsidiaries are members of the Company’s senior management team who have entered into employment agreements with the Company or its PRC subsidiaries under which they agree to abide by their fiduciary duties and other obligations owed to the Company. To maintain the physical security of the chops of its PRC entities, the Company generally stores these items in secured locations accessible only by authorized personnel in the legal or finance department of each relevant subsidiary. Although the Company monitors such authorized personnel, there can be no assurance that such procedures will prevent all instances of abuse or negligence.

If any authorized personnel misuse or misappropriate the Company’s corporate chops or seals, the Company could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to its operations. If a designated legal representative obtains unauthorized control of the chops in an effort to gain control over any of the Company’s PRC subsidiaries, the Company or the relevant PRC subsidiary would need to pass a new shareholder or board resolution to designate a new legal representative and would need to take legal action to seek the return of the chops, apply for replacement chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s duties to the Company. Any such action could involve significant time and resources and divert management attention from the Company’s regular business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred without authorization in the event of such a misappropriation, particularly where a transferee relies on the apparent authority of the relevant representative and acts in good faith.

The PRC government imposes controls on currency conversion and the remittance of funds out of China, which may restrict the Company’s ability to transfer cash and pay dividends.

The PRC government imposes controls on the convertibility of Renminbi (“RMB”) into foreign currencies and, in certain cases, on the remittance of currency out of China. A substantial portion of the Company’s revenues from its PRC operations are denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items — including profit distributions, interest payments, and trade and service-related foreign exchange transactions — can be made in foreign currencies without prior approval, subject to compliance with applicable procedural requirements. However, approval from, or registration with, the relevant PRC governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access to foreign currencies for current account transactions in the future.

Under PRC laws and regulations, the Company’s PRC subsidiaries may only pay dividends out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s PRC subsidiaries is required under PRC law to set aside at least 10% of its after-tax profits each year — after making up for any prior years’ accumulated losses — to fund statutory reserves, until the aggregate amount of such reserves reaches 50% of the subsidiary’s registered capital. The Company’s PRC subsidiaries may only distribute dividends upon approval of their respective shareholders after satisfying these statutory reserve requirements.

As a result of these restrictions, the Company’s PRC subsidiaries are limited in their ability to transfer cash or assets to the Company. While the Company does not currently require dividends, loans, or advances from its PRC subsidiaries for working capital or other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions or development activities, or to fund dividends or distributions to the Company’s shareholders. To the extent that cash held within the Company’s PRC subsidiaries is needed to fund operations or other uses outside of the PRC, the ability to transfer such funds may be subject to intervention, restrictions, or limitations imposed by the PRC government. Any such restrictions could materially and adversely affect the Company’s liquidity, financial condition, and ability to pay dividends to its shareholders.

The Company is exposed to foreign currency risk.

The Company operates in Hong Kong and mainland China and conducts trade with both local and overseas customers and suppliers. As a result, the Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to transactions denominated in Hong Kong Dollars, Renminbi, U.S. Dollars, Japanese yen, and euros. Foreign exchange risk arises from committed and unmatched future commercial transactions — such as confirmed import purchase orders and sales orders — as well as from recognized assets and liabilities and the Company’s net investment in its PRC operations.

The Company does not currently maintain a hedging program with respect to its foreign currency exposure. Significant fluctuations in exchange rates between the U.S. Dollar and the currencies in which the Company transacts business could have a material adverse effect on the Company’s business, financial condition, and results of operations. Please refer to “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” for a more detailed description of the Company’s foreign currency risk exposure.

Because our revenues are generated in Renminbi and our results are reported in U.S. Dollars, fluctuations in the value of the Renminbi could negatively impact our results of operations.

The value of the Renminbi against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The PRC government has historically maintained a managed floating exchange rate system under which the Renminbi is permitted to fluctuate within a regulated band against a basket of foreign currencies. The RMB/USD exchange rate has experienced significant volatility in recent years.

In 2021, the Renminbi appreciated against the U.S. Dollar by approximately 2.3%, closing the year at approximately RMB 6.38 per U.S. Dollar. This appreciation reversed sharply in 2022, when the Renminbi depreciated by approximately 9.2% against the U.S. Dollar — one of the most significant single-year depreciations in recent history — driven in large part by the divergence between aggressive U.S. Federal Reserve interest rate tightening and the People’s Bank of China’s relatively accommodative monetary policy stance, closing the year at approximately RMB 6.96 per U.S. Dollar. Depreciation pressure continued in 2023 and 2024, with the Renminbi weakening by approximately 1.7% and 1.5% respectively against the U.S. Dollar in those years, reflecting persistent concerns about the pace of China’s economic recovery and sustained U.S. Dollar strength. In 2025, the Renminbi appreciated by approximately 4.2% for the full year against the U.S. Dollar amid a softer U.S. Dollar and improving market expectations for China’s economy, closing the year at approximately RMB 6.99 per U.S. Dollar. For the full year 2025, the annual average exchange rate was RMB 7.1429 per U.S. Dollar, representing a slight depreciation of 0.3% compared to 2024.

These fluctuations reflect the influence of a range of factors, including macroeconomic conditions in China and the United States, PRC monetary policy and the People’s Bank of China’s daily fixing mechanism, U.S. Federal Reserve policy decisions and their effect on U.S. dollar strength, and broader geopolitical developments including U.S.-China trade tensions. The ongoing escalation of U.S.-China trade tensions — including the significant tariff increases announced in 2025 — may add further uncertainty to the RMB/USD exchange rate outlook in future periods.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. Dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. Dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. To the extent that we need to convert U.S. Dollar into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. Dollar for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would have a negative effect on the U.S. Dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. Dollar would affect our financial results reported in U.S. Dollar terms regardless of any underlying change in our business or results of operations.

Hedging options available in China to reduce exposure to exchange rate fluctuations remain limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Escalating U.S. - China trade tensions and tariff measures may materially and adversely affect our business, results of operations, and the price of our securities.

In recent years, trade and geopolitical tensions between the United States and China have escalated significantly. Beginning with the imposition of tariffs under Section 301 of the Trade Act of 1974 and continuing through successive rounds of tariff escalation, the United States has imposed substantial additional tariffs on a wide range of goods imported from China. China has responded with retaliatory tariffs and other trade countermeasures targeting goods of U.S. origin imported into China. As of the date of this Annual Report, these tariff measures remain largely in effect and the broader U.S.-China trade relationship continues to be subject to material uncertainty and further potential escalation.

A significant portion of our business consists of distributing products of U.S. origin to customers in mainland China. The impact of existing tariff measures is already being reflected in our operating results — our sales to customers in mainland China of U.S.-origin products decreased by approximately 50% during Fiscal 2025 as compared to Fiscal 2024, which we attribute in part to the effect of tariff-related uncertainty on customer purchasing behavior. As China imposes additional or higher tariffs on goods of U.S. origin — including the categories of products we distribute, such as laboratory instruments, analyzers, water treatment equipment, and related supplies — our Chinese customers may reduce or delay their purchases of such products, seek to substitute locally manufactured or non-U.S.-origin alternatives, or negotiate more favorable commercial terms. Any of these outcomes could result in a reduction in our sales volumes, compression of our profit margins, and a material adverse effect on our revenues and results of operations.

In addition, the imposition of tariffs and other trade restrictions by any country or region in which we operate could increase our costs, reduce the competitiveness of the prices of the products we distribute, restrict our ability to source products from existing suppliers, or adversely affect our ability to ship and deliver products to our customers in a timely manner. Any such development could harm our business, financial condition, and results of operations.

The current tariff and trade restriction environment also creates significant uncertainty for our medium- and long-term business planning. It is difficult to predict the future trajectory of U.S.-China trade relations, including whether existing tariff measures will be maintained, increased, reduced, or replaced with other forms of trade restrictions. Any further escalation of U.S.-China trade tensions — including through the imposition of additional tariffs, export controls, investment restrictions, sanctions, or other trade countermeasures — could further adversely affect our business and the markets in which we operate.

Political and trade friction between the United States and China could also materially and adversely affect investor sentiment toward companies with significant operations or commercial exposure in China, which could result in increased volatility in or a decline in the market price of our securities regardless of our operating performance.

The PRC anti-foreign sanctions law may create conflicts of legal obligations for the company and could adversely affect our business and operations.

In June 2021, China enacted the Law of the People’s Republic of China on Countering Foreign Sanctions (the “Anti-Foreign Sanctions Law”). The Anti-Foreign Sanctions Law grants the PRC government broad authority to take countermeasures against foreign states that the PRC government determines have adopted discriminatory restrictive measures — including sanctions — against Chinese citizens or organizations. Countermeasures available to the PRC government under the Anti-Foreign Sanctions Law include, among other things: freezing the assets of, and prohibiting transactions with, individuals and entities that directly or indirectly participate in the formulation, decision-making, or implementation of the relevant foreign sanctions; and restricting or prohibiting the activities of companies and individuals that comply with foreign sanctions measures targeting China.

The Anti-Foreign Sanctions Law creates a potential conflict of obligations for companies — such as Euro Tech — that operate across both U.S. and Chinese jurisdictions. Specifically, where the United States imposes sanctions that require U.S.-listed companies or distributors of U.S.-origin products to restrict their activities in China, compliance with those U.S. sanctions requirements could simultaneously expose the Company to liability or countermeasures under the Anti-Foreign Sanctions Law. Conversely, compliance with the Anti-Foreign Sanctions Law could expose the Company to liability under U.S. law. There is currently no clear legal mechanism for resolving such conflicts of obligations, and the resolution of any such conflict could require the Company to choose between compliance with U.S. law and compliance with PRC law.

The Anti-Foreign Sanctions Law may also affect the Company’s relationships with its suppliers and customers. Suppliers of U.S.-origin products distributed by the Company into China may themselves be subject to U.S. sanctions compliance requirements that conflict with the Anti-Foreign Sanctions Law. Similarly, Chinese customers of the Company may be affected by U.S. sanctions, which could restrict the Company’s ability to continue to distribute products to those customers. Any such development could result in a disruption to our supply chain, the loss of key customers or suppliers, or a material adverse effect on our revenues and results of operations.

The full scope and application of the Anti-Foreign Sanctions Law — including the criteria for determining which foreign sanctions measures trigger countermeasures, and the categories of companies and individuals subject to restriction — continues to evolve and remains subject to significant uncertainty. The PRC government has broad discretion in implementing the Anti-Foreign Sanctions Law, and it is not possible to predict when or how it may be applied in circumstances that affect the Company, its suppliers, or its customers.

There can be no assurance that the Anti-Foreign Sanctions Law, or any future PRC legislation with similar effect, will not be applied in a manner that materially and adversely affects our business, financial condition, and results of operations, or that we will be able to comply simultaneously with both U.S. and PRC legal requirements in the event of a conflict.

U.S. export control laws and regulations, including restrictions on the export of certain products to China, may adversely affect our ability to distribute products and could have a material adverse effect on our business and results of operations.

As a distributor of products of U.S. origin — including laboratory instruments, analyzers, water treatment equipment, and related supplies — into China, the Company is subject to, and its business is materially affected by, U.S. export control laws and regulations. These include, among others, the Export Administration Regulations (“EAR”) administered by the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce, and the regulations administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. Compliance with these laws and regulations is the responsibility of the Company, its U.S.-based suppliers, and in certain cases, the end-users of the products the Company distributes.

BIS Entity List and Restricted Party Risks

BIS maintains an Entity List of foreign persons, organizations, and companies that are subject to specific license requirements for the export, re-export, or transfer of items subject to the EAR. Additions to the Entity List can be made at any time and without advance notice. If any of our existing or prospective customers in mainland China are added to the Entity List or any other BIS restricted party list, we may be prohibited from distributing products of U.S. origin to those customers, or our U.S.-based suppliers may be required to obtain export licenses — which may not be granted — before selling to us for distribution to those customers. In recent years, BIS has significantly expanded the Entity List to include a large number of Chinese companies across a wide range of industries, including the scientific instruments, analytical equipment, and environmental technology sectors that are directly relevant to our business.

Export Control Classification and License Requirements

Certain products that the Company distributes — including laboratory instruments, spectrometers, analyzers, and other advanced analytical equipment — may be subject to export control classification under the EAR and may require export licenses for shipment to China or to certain end-users in China. The export licensing requirements applicable to specific products may change as a result of updates to the Commerce Control List (“CCL”), changes in U.S. government policy toward China, or the reclassification of products by BIS. If products that we currently distribute without an export license are reclassified or become subject to new licensing requirements, we or our U.S.-based suppliers may be required to obtain export licenses that may not be available, may be subject to significant delays, or may be granted subject to conditions that restrict the categories of permitted end-users.

De Minimis Exemption

Under the EAR, products that contain a de minimis percentage of U.S.-origin controlled content may qualify for an exemption from U.S. export controls when exported to certain destinations, including China. Changes to the de minimis thresholds applicable to China — including potential reductions in the applicable de minimis percentage — could subject a broader range of products to U.S. export control requirements and could restrict our ability to distribute such products to customers in China without obtaining export licenses. The U.S. government has in recent years moved to tighten de minimis thresholds and related foreign-produced direct product rules applicable to China, and further changes in this area cannot be ruled out.

Supplier Compliance and Contractual Restrictions

In addition to our own compliance obligations, our U.S.-based suppliers are themselves subject to U.S. export control laws and may impose contractual restrictions on the distribution of their products to certain end-users, jurisdictions, or applications as a condition of their supply arrangements with us. If a supplier determines that compliance with U.S. export control requirements prevents it from supplying products to us for distribution in China, or imposes conditions on such supply that we are unable to satisfy, we may lose access to key product lines, which could materially and adversely affect our revenues and results of operations.

General Compliance Risk

Violations of U.S. export control laws and regulations can result in significant civil and criminal penalties, including substantial fines, denial of export privileges, and debarment from U.S. government contracting. Even where the Company itself is in compliance with applicable export control requirements, changes in U.S. government policy toward China — including the expansion of export controls to additional product categories, the addition of Chinese entities to restricted party lists, or the tightening of de minimis and foreign-produced direct product rules — could materially reduce the range of products we are able to distribute in China, limit our customer base, or increase our compliance costs.

We cannot predict the future trajectory of U.S. export control policy with respect to China, or the extent to which new or expanded export control measures may adversely affect our ability to source and distribute products of U.S. origin to our customers in mainland China. There can be no assurance that changes in U.S. export control laws and regulations will not have a material adverse effect on our business, financial condition, and results of operations.

Chinese regulatory authorities could disallow our holding company structure.

The Company is a holding company incorporated in the BVI and does not itself conduct any active business operations. The Company owns 100% of the shares of Euro Tech Global Pte. Limited (“Euro Tech Global”), which in turn owns 100% of the shares of Euro Tech (Far East) Limited (“Far East”). Far East holds the following equity interests in its subsidiaries and associated companies:

•	100% of the equity of Euro Tech Trading (Shanghai) Limited (“ETTS”) in mainland China;
•

58% of the equity of each of PACT Environmental Technology Pte. Ltd. (“Pact Singapore”) in Singapore, Yixing Pact Environmental Technology Co., Ltd. (“Yixing”) in mainland China, and Pact Asia Pacific Limited (“Pact”) in the BVI; and

•	19.42% of the equity of Blue Sky (Holdings) Limited (“Blue Sky”) in mainland China.

ETTS and Pact are no longer engaged in active business operations. Euro Tech Global, Far East, Pact Singapore, Yixing, and Blue Sky are engaged in active business operations.

As of the date of this Annual Report, PRC law does not expressly prohibit or restrict the Company from holding the equity interests described above. However, there can be no assurance that PRC regulatory authorities will not in the future disallow the Company's holding company structure, or otherwise prohibit or restrict the Company from holding the equity of any of its subsidiaries or associated companies. PRC laws and regulations are subject to frequent change, and the interpretation and enforcement thereof involve significant uncertainty. If PRC regulatory authorities were to disallow the Company's holding company structure or impose restrictions on the Company's ability to hold equity interests in its subsidiaries or associated companies, this would likely result in a material adverse change in the Company's operations and could cause the value of the Company's securities to decline significantly or become worthless.

As a holding company, Euro Tech’s ability to pay dividends and meet its other obligations depends entirely on distributions from its subsidiaries, which are subject to significant statutory and regulatory restrictions.

Euro Tech is a holding company and does not itself conduct any revenue-generating operations. All of the Company’s business is conducted through its subsidiaries, principally Euro Tech (Far East) Limited in Hong Kong and Yixing Pact Environmental Technology Co., Ltd. in mainland China. As a holding company, Euro Tech’s ability to pay dividends to its shareholders, meet its operating expenses, and satisfy any other financial obligations depends entirely on its ability to receive dividends, distributions, loans, or other payments from its subsidiaries.

The ability of the Company’s subsidiaries to make distributions to Euro Tech is subject to significant statutory and regulatory restrictions, including the following:

•

PRC statutory reserve requirements: Under PRC laws and regulations, each of the Company’s subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year — after making up for any prior years’ accumulated losses — to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. Profits set aside for statutory reserves are not available for distribution.

•

Shareholder approval requirements: The Company’s PRC subsidiaries may only distribute dividends upon approval of their respective shareholders, and only after meeting the applicable PRC requirements for appropriation to statutory reserves. This approval process may cause delays in the upstreaming of profits and may result in profits being retained at the subsidiary level for extended periods.

•

PRC foreign exchange controls: The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. The Company’s PRC subsidiaries are required to comply with applicable foreign exchange regulations before distributing dividends or making other payments to the Company in foreign currency, which may restrict or delay the timing and amount of distributions the Company receives from its PRC subsidiaries. See “Item 3.D — Risk Factors — The PRC government imposes controls on currency conversion and the remittance of funds out of China, which may restrict the Company’s ability to transfer cash and pay dividends.” for a more detailed discussion.

•

SAFE registration requirements: Under SAFE Circular No. 37 and related regulations, failure by the Company’s PRC resident shareholders to complete required SAFE registrations could result in the Company’s PRC subsidiaries being prohibited from distributing profits to the Company and restrict the Company’s ability to contribute additional capital to those subsidiaries. See “Item 3.D — Risk Factors — Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law.” for a more detailed discussion.

•

Retained earnings requirement: PRC laws and regulations permit PRC companies to pay dividends only out of their accumulated retained earnings as determined in accordance with PRC accounting standards and regulations. If any of the Company’s PRC subsidiaries has insufficient retained earnings, it will be unable to pay dividends to the Company regardless of the amount of cash it holds.

As a result of these restrictions, the Company may not be able to receive sufficient distributions from its subsidiaries to fund its operating expenses, pay dividends to shareholders, or meet its other obligations in a timely manner, or at all. Even if the Company’s subsidiaries have sufficient profits to distribute, regulatory restrictions may prevent or delay the upstreaming of those profits to the Company.

In addition, to the extent that cash in the business is held at the subsidiary level — particularly within PRC entities — such funds may not be freely available to fund operations or other uses outside of the PRC. There can be no assurance that the statutory and regulatory restrictions described above will not be expanded or tightened in the future in ways that further limit the ability of the Company’s subsidiaries to make distributions to Euro Tech.

Investors in Euro Tech’s ordinary shares should be aware that they hold equity interests in a holding company whose ability to generate returns for shareholders is entirely dependent on the financial performance of its subsidiaries and their ability to make distributions upstream through the corporate structure in compliance with applicable law. The Company’s ability to pay dividends to its shareholders is not guaranteed, and there have been fiscal years in which the Company did not pay any dividends. See “Item 8.A — Consolidated Statements and Other Financial Information — Dividend Policy” for additional information on the Company’s dividend history and policy.

Our failure to comply with PRC cybersecurity and data protection laws and regulations — including the cyber data security administration regulations effective January 1, 2025 — could lead to government enforcement actions, significant penalties, and an adverse effect on our operating results.

Regulatory authorities in China have enacted, and continue to enact, a comprehensive and evolving framework of laws and regulations concerning cybersecurity, data protection, personal information, and cross-border data transfer. These laws and regulations are complex, frequently updated, and their interpretation and application remain uncertain and subject to change. Our failure — or perceived failure — to comply with any of these requirements could expose us to government enforcement actions, significant penalties, restrictions on our business operations, and reputational harm.

PRC Cybersecurity Law

The PRC Cybersecurity Law, which originally took effect in June 2017, was amended by the Standing Committee of the National People’s Congress on October 28, 2025, with the amended law taking effect on January 1, 2026 (as amended, the “PRC Cybersecurity Law”). The PRC Cybersecurity Law governs the construction, operation, maintenance, and use of networks in China and subjects network operators to various security protection obligations. The PRC Cybersecurity Law also provides that personal information and important data collected and generated by operators of critical information infrastructure (“CII”) in the course of their operations in the PRC must be stored within the PRC, and imposes heightened regulation and additional security obligations on such operators. Among the key changes introduced by the 2025 amendment, the revised PRC Cybersecurity Law significantly strengthens the legal liabilities applicable to violations of cybersecurity obligations, including by imposing materially higher penalties for non-compliance.

The Company believes that it is neither a network operator nor an operator of CII within the meaning of the PRC Cybersecurity Law, and that it is in compliance with the PRC Cybersecurity Law as currently in effect. However, the interpretation and enforcement of the PRC Cybersecurity Law involve significant uncertainty, and there can be no assurance that the PRC government will not take a different view of the Company’s compliance status. If the Company is determined by the PRC government to have failed to comply with the PRC Cybersecurity Law, the Company could be subject to materially higher fines and penalties than were applicable under the original law, suspension of business operations, and revocation of business licenses, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations. The Company will continue to monitor developments in PRC cybersecurity regulation and will take such steps as it determines to be necessary or appropriate to maintain compliance with applicable requirements.

PRC Data Security Law

The PRC Data Security Law, which took effect on September 1, 2021, establishes a tiered system for data protection based on the importance of the relevant data. Data categorized as “important data” — as determined by governmental authorities through published catalogs — is required to be treated with a higher level of protection. Operators processing “important data” are required to appoint a data security officer and a dedicated management department, and to conduct periodic risk assessments and file assessment reports with the relevant regulatory authorities. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, require mandatory CAC security review prior to any cross-border transfer of “important data.”

Cybersecurity Review Measures

The Cybersecurity Review Measures, which became effective on February 15, 2022, subject critical information infrastructure operators that purchase network products and services, or that conduct data processing activities affecting or potentially affecting national security, to cybersecurity review. The Cybersecurity Review Measures also extend cybersecurity review requirements to internet platform operators that hold personal information of more than one million users and intend to list securities in a foreign country. Our corporate customers in mainland China are businesses rather than individual consumers, and we do not currently hold — and do not anticipate collecting — personal information of more than one million users. We therefore do not believe we are currently subject to the Cybersecurity Review Measures as an internet platform operator. However, there can be no assurance that our assessment will not be challenged by the relevant authorities.

Cyber Data Security Administration Regulations

On September 24, 2024, the State Council of China issued the Cyber Data Security Administration Regulations (the “Data Security Administration Regulations”), which came into effect on January 1, 2025. The Data Security Administration Regulations represent a significant development in China’s data governance framework and impose new obligations on data processors operating in China, including the following:

•

Risk assessments prior to sharing important data: Data processors are required to conduct a risk assessment before providing, entrusting, or jointly processing important data with third parties, except where such actions are necessary to fulfill statutory duties or obligations.

•

CAC security assessment for overseas data transfers: Data processors operating within China that need to transfer important data collected or generated domestically to overseas recipients must undergo a data export security assessment organized by the CAC prior to effecting any such transfer.

The full scope of application, implementation procedures, and enforcement priorities of Data Security Administration Regulations are still developing. There remains meaningful uncertainty regarding the practical interpretation and application of the Data Security Administration Regulations, particularly with respect to the definition of “important data” and the thresholds and procedures for triggering the CAC security assessment requirement for overseas data transfers.

Based on our current assessment, we do not believe that we process “important data” as that term is understood under the applicable regulatory framework, as our business primarily involves the distribution of water treatment equipment, laboratory instruments, analyzers, and related products to corporate customers, and we do not collect or process large volumes of personal data or data in sectors typically identified as generating “important data.” However, given the evolving nature of the regulatory framework and the absence of comprehensive published guidance on what constitutes “important data” in our sector, we cannot provide assurance that we will not be determined by the relevant authorities to be subject to the requirements of the Data Security Administration Regulations, including the risk assessment and CAC security assessment requirements.

Personal Information Protection Law

The Personal Information Protection Law (“PIPL”), which took effect on November 1, 2021, integrates various rules with respect to personal information rights and privacy protection. The PIPL applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those conducted for the purpose of providing products or services to natural persons within China or for the analysis or assessment of the conduct of natural persons within China.

General Compliance Risk

The cybersecurity and data protection regulatory framework in China is relatively new, rapidly evolving, and subject to significant uncertainty in interpretation and implementation. Any change in, or enhanced enforcement of, laws and regulations relating to privacy, data protection, and information security could substantially increase our compliance costs, limit the use or adoption of our products and services, or require changes to our operations. We cannot assure you that we will be in full compliance with all applicable cybersecurity and data protection laws and regulations at all times, and we may be ordered to rectify or cease any activities deemed non-compliant by governmental authorities, and may be subject to fines and other government sanctions, which could materially and adversely affect our business, financial condition, and results of operations.

In particular, given the uncertainties surrounding the interpretation and implementation of these laws and regulations, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed to be a critical information infrastructure operator or an operator processing “important data.” If we are deemed to be a critical information infrastructure operator, our purchase of network products or services — if determined to affect or potentially affect national security — may be subject to cybersecurity review, and we may face restrictions on our ability to purchase products and services from our suppliers or provide products and services to our customers pending completion of that review. Any failure or delay in completing required cybersecurity review procedures could result in fines of up to ten times the purchase price of the relevant network products or services. If we are deemed to be an operator processing “important data,” we will be required to identify and classify such data, monitor applicable government-issued data catalogs, conduct periodic risk assessments, comply with reporting obligations, and pass government security review prior to sharing such data with overseas recipients, which could have a material adverse effect on our results of operations and business prospects.

PRC national security legislation and political developments in Hong Kong may adversely affect our business and operations.

The Company’s executive and principal offices are located in Hong Kong, and our principal operating subsidiary, Euro Tech (Far East) Limited, is incorporated and operates in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China. Pursuant to the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of Hong Kong (the “Basic Law”), Hong Kong is afforded a high degree of autonomy except in matters of foreign affairs and defense, and maintains a legal system based on common law that is distinct from that of mainland China. This framework has historically been referred to as “one country, two systems”.

In recent years, the legal and political environment in Hong Kong has undergone significant change. In June 2020, the Standing Committee of the National People’s Congress enacted the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “National Security Law” or “NSL”). The NSL introduced four categories of offenses — secession, subversion, terrorist activities, and collusion with foreign forces — each carrying significant criminal penalties, including in certain cases a maximum sentence of life imprisonment. The NSL also established new enforcement mechanisms and authorities, including the Committee for Safeguarding National Security and the Office for Safeguarding National Security of the Central People’s Government in Hong Kong.

In March 2024, the Legislative Council of Hong Kong enacted legislation under Article 23 of the Basic Law (the “Article 23 Legislation”), which had been required since Hong Kong’s handover in 1997 but had not previously been enacted. The Article 23 Legislation introduced additional national security offenses, including treason, insurrection, sabotage, external interference, and theft of state secrets, and expanded certain existing offense categories. The Article 23 Legislation came into effect on March 23, 2024.

The enactment of the NSL and the Article 23 Legislation has introduced a new legal framework in Hong Kong that represents a significant departure from the legal environment that previously existed under the “one country, two system” principle. The full scope and practical application of these laws — including the definitions of prohibited conduct, the breadth of enforcement, and the extent to which they may affect business operations and the movement of personnel and information — continues to evolve and remains subject to uncertainty.

These legislative developments may adversely affect our Hong Kong operations in a number of ways, including by increasing regulatory and compliance risk for companies operating in Hong Kong, affecting the ability of our personnel to conduct business freely, and potentially restricting the flow of information, capital, and personnel between Hong Kong and other jurisdictions. In addition, the perception among foreign businesses, investors, and trading partners that Hong Kong’s legal environment has become less predictable or less aligned with international norms may adversely affect business confidence, investment flows, and the broader Hong Kong economy, all of which could have a negative impact on our business and results of operations.

There can be no assurance that further changes to Hong Kong’s legal or political environment will not occur, or that such changes will not adversely affect the Company’s operations, financial condition, or results of operations. The Company’s results of operations and financial condition may be materially influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy.

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

During Fiscal 2025, the Company had revenues of US$13,265,000, operating loss of US$236,000, and loss before income taxes, equity in income of affiliates and non-controlling interests of US$140,000. In addition, we had income tax expense of US$27,000, and equity in income of affiliates of US$334,000. As a result, we had a net income of US$167,000 for Fiscal 2025 before giving effect to the effect on our results attributable to our non-controlling interests. The principal reason for the operating loss before income taxes, equity in income of affiliates and non-controlling interests for Fiscal 2025 was decrease in revenue from trading. After giving effect to the net income attributable to non-controlling interest, other comprehensive income / (loss) and comprehensive loss attributable to non-controlling interest, we had comprehensive income attributable to the Company of US$203,000 for Fiscal 2025.

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

The ongoing Russia-Ukraine conflict and related geopolitical tensions may adversely affect the business operations of our suppliers and customers and the terms of our business relationships with them.

The conflict between Russia and Ukraine, which began in February 2022 and remains ongoing, has caused significant and sustained disruptions to global supply chains, energy markets, and macroeconomic conditions. The resulting geopolitical tensions, economic sanctions, and elevated energy costs — particularly in Europe — have contributed to inflationary pressures, reduced business confidence, and constrained economic activity across multiple markets in which our customers and suppliers operate.

A number of our suppliers and customers are headquartered in Europe, and the continued effects of the Russia-Ukraine conflict on European economies may adversely affect their business operations and financial condition. As a result, these customers may take longer to make purchasing decisions with respect to our products, seek more favorable commercial and financial terms in their dealings with us, or postpone or cancel new projects and purchase orders. Any of these outcomes could adversely affect our revenues, profit margins, and results of operations.

The conflict has also caused, and continues to intensify, significant geopolitical tensions globally. The economic sanctions imposed in connection with the conflict are expected to continue to affect the economic conditions of the countries and markets targeted, and may have unforeseen secondary effects on global energy prices, commodity markets, logistics costs, and supply chains that could adversely affect our business operations. An escalation of the conflict or a significant worsening of its economic consequences could further amplify these risks.

We cannot predict the duration, resolution, or future trajectory of the Russia-Ukraine conflict or the extent to which its continued effects may materially and adversely affect our business, financial condition, and results of operations.

Natural disasters, health epidemics, and other catastrophic events may materially and adversely affect our business and results of operations.

Our business operations may be materially and adversely affected by natural disasters, extreme weather events, public health crises, or other catastrophic events beyond our control. Such events may disrupt our operations, those of our customers, suppliers, and business partners, and may affect regional or global economic conditions in ways that reduce demand for our products and services.

In particular, outbreaks of infectious disease or other public health emergencies — whether in mainland China, Hong Kong, Europe, or elsewhere — could result in governmental actions such as travel restrictions, quarantine measures, or business closures that disrupt our operations and supply chain, reduce customer demand, and adversely affect our financial condition and results of operations. The outbreak of COVID-19 demonstrated the significant operational, financial, and macroeconomic disruptions that a global pandemic can cause, including supply chain dislocations, reduced customer spending, and volatility in global financial markets. While the immediate operational disruptions caused by COVID-19 have largely subsided, the broader macroeconomic effects of the pandemic — including shifts in global supply chains, inflationary pressures, and changes in customer purchasing behavior — continue to affect the markets in which we operate.

We cannot predict the occurrence, duration, or severity of any future natural disaster, epidemic, or other catastrophic event, or the extent to which such events may materially and adversely affect our business, financial condition, results of operations, or the market price of our securities. Our ability to mitigate the adverse effects of such events may be limited by the availability of insurance or other protective measures, and any losses resulting from such events may not be fully covered by insurance.

The Company's efforts to streamline its operations and increase revenues may not result in a return to profitability.

The Company has implemented a number of measures to streamline its business activities in order to stem the decline in its revenues. Specifically, the Company has reduced the number of its employees, consolidated its offices, and ceased the active business operations of certain subsidiaries in mainland China due to their declining profitability. The Company has also been investing in the development and commercialization of its BWTS products and ballast water port solution systems as part of its strategy to diversify and grow its revenue base.

There can be no assurance that the Company's continued efforts to streamline its operations, grow its BWTS business, and promote its products will result in an increase in revenues or a return to profitability. If these efforts are unsuccessful, the Company's financial condition, results of operations, and cash flows could be materially and adversely affected.

The market for retrofit installation of ballast water treatment systems has matured, and declining retrofit demand may adversely affect the Company's revenues and results of operations.

The market for retrofit installation of ballast water treatment systems on existing vessels is maturing as a growing number of ship operators complete compliance with the IMO D-2 standard requirements. As a result, demand for BWTS retrofit products may decline over time. While the Company expects to offset this trend through growth in BWTS sales to the shipbuilding sector and through its port ballast water treatment solutions business, there is no assurance that such growth will be sufficient to compensate for any reduction in retrofit demand, and the Company's revenues and results of operations could be adversely affected.

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

We face significant competition from other distributors and manufacturers, which may adversely affect our business, revenue, and profit margins.

We operate in a competitive market and face increasing competition from other distributors of substantially similar products, as well as from the manufacturers of those products themselves, both foreign and Chinese. Our principal competitors include foreign manufacturers and other distributors of their products based in Hong Kong and mainland China. As manufacturers increasingly seek to access the Chinese market directly — bypassing distributors such as ourselves — the competitive landscape has become more challenging.

Competitive pressures may cause customers to demand price reductions, which could compress our profit margins and adversely affect our revenue and results of operations. Additionally, a number of our existing suppliers have been selling their products into China directly and through other distributors, effectively competing with us for the same end customers. Our trading revenue decreased by approximately 23% during Fiscal 2025, and such declines may in part reflect competitive dynamics in our core markets. There can be no assurance that we will be able to maintain our competitive position, preserve existing customer relationships, or continue to compete effectively against current or new market entrants.

Increased competition could result in reduced sales volumes, loss of key customers or supplier relationships, downward pressure on pricing, and a material adverse effect on our business, financial condition, and results of operations.

Dependence on vendors; lack of long term arrangements; loss of vendors.

The Company distributes supplies manufactured by a number of vendors. Thermo Fisher Scientific Group (“Thermo”), Stanford Research Systems, Inc. (“Stanford”), Hach Company (“Hach“), and Hioki E.E. Corp. (“Hioki”) are among the Company’s largest suppliers in 2025, pursuant to short term arrangements. Although alternative sources of supply exist, there can be no assurance that the termination of the Company’s relationship with any of the above or other vendors would not have an adverse effect on the Company’s operations due to the Company’s dependence on these vendors. A substantial number of the Company’s suppliers have been selling their products into China directly and through other distributors. During Fiscal 2023, our sales revenue from trading activities increased by approximately 30%. During Fiscal 2024, our sales revenue from trading activities decreased by approximately 21%. During Fiscal 2025, our sales revenue from trading activities decreased by approximately 23%. A loss of a substantial vendor or substantial number of our other vendors and/or our competing with them would have a material adverse effect on our revenues from trading activities.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2025, sales to our three largest customers amounted in the aggregate to approximately 35% of our total revenue. For the year ended December 31, 2024, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. For the year ended December 31, 2023, sales to our three largest customers amounted in the aggregate to approximately 31% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our half yearly or annual results to be inconsistent, depending upon when these customers pay for outstanding invoices.

In the years ended December 31, 2023, 2024, and 2025 we had 2, 1, and 3 customers that accounted for 10% or more of our revenues, respectively.

Customer Name	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Customer A	13%	9%	14%
Customer B	12%	-	-
Customer C	10%	-	-
Customer D	7%	13%	10%

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

We advertise and market our products. Our distributors often advertise our products they distribute. PRC advertising laws and regulations require advertisers and advertising operators, such as us and our distributors, to ensure the contents of the advertisement they prepare, publish or broadcast are fair and accurate, are not misleading and are in full compliance with applicable laws, through independent review and verification before displaying the advertisement through print media, radio or Internet portals. PRC unfair competition law also prohibits us and our distributors from displaying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement icorrecting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our advertising produced by us or our distributors.

Risks Related To the Company Itself.

Risks associated with the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations impose requirements on foreign private issuers whose auditors are not subject to satisfactory inspection by the PCAOB. Under the HFCAA, if the PCAOB is unable to inspect a company’s registered public accounting firm for two consecutive years, that company’s securities may be prohibited from trading on U.S. national securities exchanges and in the over-the-counter market.

On December 16, 2021, the PCAOB issued a determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. Following that determination, the Company was identified as a “Commission-Identified Issuer” under the HFCAA on June 14, 2022. On December 15, 2022, following the execution of a Statement of Protocol between the PCAOB and the relevant authorities of the People’s Republic of China, the PCAOB vacated its previous determinations and confirmed that it had secured complete access to inspect and investigate registered public accounting firms in mainland China and Hong Kong.

In January 2023, the Company appointed J&S Associate PLT, a Malaysia-based registered public accounting firm, as its independent auditor. J&S Associate PLT is registered with the PCAOB and is subject to PCAOB inspection, and the Company therefore believes it is not currently at risk of being identified as a Commission-Identified Issuer under the HFCAA.

As of the date of this Annual Report, the PCAOB has not issued any new determination with respect to its ability to inspect registered public accounting firms in mainland China or Hong Kong. However, the regulatory and legislative environment surrounding the HFCAA continues to evolve. Congressional discussions regarding the implementation and potential tightening of HFCAA requirements remain ongoing, and there can be no assurance that the PCAOB will not issue new determinations in the future or that legislative or regulatory changes will not impose additional requirements on foreign private issuers. Any such new determination or legislative development could adversely affect the trading of our securities on U.S. national securities exchanges.

We will monitor the PCAOB’s determinations and any legislative or regulatory developments closely. If the PCAOB issues a new adverse determination with respect to registered public accounting firms in mainland China, Hong Kong, or Malaysia, or if the HFCAA is amended in a manner that subjects the Company to additional requirements, there can be no assurance that our securities would not be subject to trading prohibitions or other adverse consequences. Any such outcome could have a material adverse effect on the market price of our securities and our ability to raise capital in the U.S. markets.

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

Far East has made payment for a property in Beijing, China but has not obtained title to such property from the PRC authority, which may result in legal proceedings and associated costs, expenses, and liabilities.

Far East made payment for the purchase of a property located in Beijing, China and received rental income on such property pursuant to a series of lease agreements. The latest lease agreement relating to such property terminated in December 2025 and no rental income has been received from the property since that date. Notwithstanding its payment of the purchase price, Far East has not successfully obtained a Certificate of Real Estate Ownership or title to such property from the PRC authority. The property’s book value as of December 31, 2025 was approximately US$71,000. Far East has made efforts to request the developer of the property to assist with obtaining the title, but those efforts have not succeeded. Far East is continuing to investigate available means by which to obtain title to the property but has not formulated a specific plan as of the date of this Annual Report.

If the property is to be disposed of, it is likely that Far East’s title to the property will be challenged, in which case the Company and/or Far East will need to incur additional costs and expenses to confirm and defend its title to the property and the rental income previously collected. There is no assurance that Far East will succeed in its efforts to obtain title to the property. Far East’s failure to obtain title could have a material adverse effect on the Company's financial position, results of operations, and cash flows.

Certain legal consequences of incorporation in the British Virgin Islands; rights of shareholders not as extensive as in U.S. corporations.

Principles of BVI corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States.

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

All of the Company’s assets are and will be located outside of the United States, in Hong Kong and the PRC, and any judgment obtained in the United States may not be enforced in those jurisdictions. Hong Kong courts will not directly enforce against the Company or such persons judgments obtained in the United States. There is also substantial doubt as to the enforceability in the PRC of actions to enforce judgments of the United States’ courts arising out of or based on the ownership of the securities, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws or otherwise. See — “Certain Legal Consequences of Incorporation in the British Virgin Islands; Rights of Shareholders Not As Extensive As In U.S. Corporations.“

Being a Foreign Private Issuer exempts us from certain SEC and Nasdaq Stock Market requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As such, with certain limitations, we are exempt from certain provisions applicable to United States public companies including: (1) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (3) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and (4) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing“ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks related to our listing on the Nasdaq Capital Market

Our ordinary shares are currently listed on the Nasdaq Capital Market. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum bid price. If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as the minimum bid price requirement, Nasdaq may take steps to delist our ordinary shares.

Nasdaq’s continued listing standards require, among other things, that our ordinary shares maintain a minimum bid price of at least $1.00 per share. If our ordinary shares fail to meet this minimum bid price requirement for 30 consecutive business days, Nasdaq will notify us of our non-compliance. Upon receipt of such a notice, we would generally have an initial period of 180 calendar days to regain compliance, which may be extended under certain circumstances. During any such compliance period, we may be required to effect a reverse stock split or take other measures to increase our share price above the minimum threshold.

A delisting of our ordinary shares from the Nasdaq Capital Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding common shares, reduce our flexibility to raise additional capital, reduce the price at which our ordinary shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting could harm our business, prospects, financial condition, and results of operations. We can provide no assurances that our ordinary shares will continue to meet Nasdaq’s listing requirements or that we will be able to regain compliance in the event we receive a deficiency notice in the future.

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

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. We currently hold a substantial amount of cash and cash equivalents, and investments in PRC enterprises, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares, which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares, as well as our goodwill and other assets and income, and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for 2025. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2026 or any future years. If we are a PFIC in any year, a U.S. holder may be subject to certain adverse United States federal income tax consequences, and is urged to consult with his, her or its tax advisor. See— Item 10. “Taxation—United States Federal Income Taxation.”

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

Far East also owns a 19.42% equity interest in Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), founded in 2000. Blue Sky provides design and general contracting services, equipment manufacturing, installation, testing and operation management for the purification treatment of industrial waste gases (specifically as desulphurization, flue gas de-nitration, dust removal) emitted from various boilers and industrial furnaces of power plants, steelworks and chemical plants. By securing an equity stake in Blue Sky’s business, we have a strategic partner to work within China’s environmental protection business. With Blue Sky’s technology and technical support, we believe we are able to provide services and environmental solutions not only for water and wastewater treatment but also for air pollution control for industrial clients in China.

Blue Sky’s revenue decreased in Fiscal 2023 as compared to Fiscal 2022, increased in Fiscal 2024 as compared to Fiscal 2023, and decreased in Fiscal 2025 as compared to Fiscal 2024. The decrease in revenue in Fiscal 2025 was mainly due to the postponement of certain projects and a decrease in revenue from a Build-Operate-Transfer (“BOT”) project. Blue Sky’s net income increased in Fiscal 2023 as compared to Fiscal 2022, decreased in Fiscal 2024 as compared to Fiscal 2023, and decreased further in Fiscal 2025 as compared to Fiscal 2024. The decrease in net income in Fiscal 2025 was primarily due to a decrease in gross profit resulting from the decline in revenue, particularly revenue from a BOT project that carries a higher gross profit margin than Blue Sky's other projects. Blue Sky has listed its shares on the New Third Board in the PRC since November 17, 2015. The New Third Board in the PRC, a national over-the-counter market in the PRC regulated by the China Securities Regulatory Commission, serves as a trading platform for small and medium-sized enterprises. Any new issuance of Blue Sky’s shares on the New Third Board will dilute our ownership in Blue Sky. On the other hand, the New Third Board provides us with an exit channel to sell our position in Blue Sky if the price is attractive.

In Fiscal 2025, Blue Sky made an income contribution of US$334,000 to the Company, compared to US$398,000 in Fiscal 2024 and US$1,927,000 in Fiscal 2023. The significant income contribution in Fiscal 2023 was attributed primarily to non-recurring income from the disposal of two desulfurization treatment plants in connection with a BOT project located in Shanxi, China, and is not expected to recur. The Fiscal 2025 and Fiscal 2024 income contributions were derived from operating income.

China’s 14th Five-Year Plan promotes a cleaner and greener economy, with strong commitments to environmental management and protection, clean energy and emissions controls, ecological protection and security, and the development of green industries. This reflects a clear long-term commitment to sustainable economic development and China’s ambition to play a meaningful global role in curbing greenhouse gas emissions. Management believes that the policy direction reflected in the 14th Five-Year Plan may benefit the Company’s business as well as the business of its affiliate, Blue Sky, by increasing demand for environmental technology products and services of the type the Company and Blue Sky provide.

We previously had a 20% equity interest in Zhejiang Jia Huan Electronic Co. Ltd., a company incorporated in the PRC (“Jia Huan”), with total cost of investment US$2,486,000. On March 5, 2018, we entered into an Equity Transfer Agreement to sell this 20% equity stake of Jia Huan for a purchase price of RMB 31,312,500 to Ms. Jin Lijuan (the “Purchaser“), the wife of the holder of the remaining 80% equity stake of Jia Huan. In accordance with the terms of the relevant agreement, all approvals and registrations with the relevant governmental authorities were obtained, the closing of the transaction has been completed, and the Purchaser paid the purchase price to us in full in May 2018. As a result, we recognized a net gain of US$1,522,000 on the disposal of our equity interest in Jia Huan.

In 2019, the Company dissolved three subsidiaries — Chongqing Euro Tech Rizhi Technology Co., Ltd., Rizhi Euro Tech Instrument (Shaanxi) Co., Ltd., and Guangzhou Euro Tech Environmental Equipment Co., Ltd. — as part of its ongoing efforts to streamline its corporate structure and reduce operational complexity.

In January 2021, the Company closed the representative sales office of Shanghai Euro Tech Limited located in Beijing.

On July 2, 2021, the Company dissolved Shanghai Euro Tech Environmental Engineering Company Ltd. (“Shanghai Environmental”), a wholly-owned subsidiary organized under the laws of the PRC, in order to avoid duplication of costs and efforts with Pact-Yixing, in which the Company holds a 58% equity interest and which conducts similar business activities.

The Company also ceased the active business operations of Euro Tech Trading Services Limited (“ETTS”) in 2021 and of Shenzhen Euro Tech Instruments Co., Ltd. (“SET”) in 2022, and subsequently deregistered SET in 2024. Prior to the cessation of its active business operations, SET was engaged in the manufacturing of analytical and testing instruments. SET had incurred losses from its operations in the years preceding the cessation of its business, and the decision was made to wind down its active operations accordingly.

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

B. BUSINESS OVERVIEW

Principal Activities

The Company is primarily a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies, and power generation equipment (including recorders and power quality analyzers). The Company acts as an exclusive or non-exclusive distributor for well-known manufacturers of such equipment, primarily to commercial customers and governmental agencies in Hong Kong and mainland China, as well as to commercial customers in certain other regions, including Macau. The Company distributes products primarily through Far East, its wholly-owned subsidiary incorporated in Hong Kong.

For the past three financial years, the main categories of products distributed by Far East have included the following:

•

Laboratory instruments, analyzers and test kits - used to analyze the chemical content of water and ascertain the level of impurities or other contaminants. The Company distributes analytical re-agents and chemicals to support testing systems, including laboratory and portable instruments, process analyzers, and portable test kits. The Company offers a wide variety of portable test kits to monitor drinking water distribution systems. These test kits are designed for ease of use and are pre-adapted for rugged field conditions.

•

Laboratory and portable analytical instruments - including, but not limited to, spectrophotometers, Colorimeters, turbidimeters, ion-selective electrodes, chemical oxygen demand apparati, digestion apparati, and precision re-agent dispensing devices, which are used to test and monitor impurities and contaminants in water systems. See – “Glossary.”

•

Continuous-reading process analyzers and related products - including process turbidimeters, pH controllers and analyzer accessories. These products are used to monitor and control drinking water quality and to ensure that water treatment procedures comply with applicable regulatory standards. See – “Glossary.”

Engineering and Manufacturing Activities

Pact-Yixing, in which Far East holds a 58% equity interest, provides customers with engineering solutions for industrial water and wastewater treatment projects and develops ballast water treatment technology. Pact-Yixing conducts industrial water and wastewater treatment projects primarily for large multinational manufacturing facilities located in the PRC that are operated by companies headquartered in the United States, Europe, and Japan. Pact-Yixing’s clients operate across a broad spectrum of industries, including semiconductor, pharmaceutical, petrochemical, automotive and auto parts, steel, food and beverage, and consumer products manufacturing.

Pact-Yixing also conducts process design projects for its clients. The mechanical and electrical engineering components of such projects are completed in-house, while manufacturing procedures are contracted to approved fabricators of components. Fabrication drawings are prepared in-house for submission to those fabricators under the supervision of Pact-Yixing’s quality control engineers.

The water and wastewater treatment processes applied by Pact-Yixing encompass chemical, physical, biological, and membrane separation technologies, which are typically used in combination to treat specific industrial process feeds or effluents. On the water treatment side, Pact-Yixing designs and builds filtration equipment, ion-exchange softeners and demineralizers, reverse osmosis systems, electro-deionization systems, chemical treatment systems, and package-type mobile water treatment plants. On the wastewater treatment side, Pact-Yixing designs and builds biological treatment systems, oil coalescers, dissolved air flotation systems, lamella clarifiers, chemical reactor tanks, ultrafiltration and microfiltration systems, dewatering systems, and package-type mobile sewage treatment plants. Biological treatment systems cover both aerobic and anaerobic processes, including state-of-the-art aerobic technologies such as Sequential Batch Reactors and Membrane Biological Reactors. See “Glossary.”

Ballast Water Treatment Technology

Pact-Yixing manufactures its own proprietary ballast water treatment system (“BWTS”) for the maritime industry, targeting shipowners, shipyards, and port and harbor operators. In 2020, Pact-Yixing completed the first commercial sale of a ballast water port solution system, positioning it as one of the first companies in Asia capable of delivering a complete ballast water port solution system. Pact-Yixing promotes two principal BWTS product lines: on-board shipping applications and mobile port ballast water treatment reception facility applications.

Pact-Yixing continues to promote this technology for commercial sale to customers located in countries participating in the Belt and Road Initiative and in maritime cities across the Middle East, Southeast Asia, and Europe. The Company intends to continue identifying potential new markets and seeking distributors and partners in global territories to promote its BWTS products and engineering, procurement, and construction (“EPC”) services for water treatment systems and equipment. The Company may seek additional capital through various means to fund this development. While efforts to refine and promote the BWTS may incur additional costs and expenses that affect results of operations in the near term, the Company believes that this technology will, in the long run, provide a competitive advantage and support its broader strategic objective of transitioning from a company primarily reliant on distribution and engineering activities to a technology-driven enterprise.

The Company has obtained a number of certifications and type approvals from governmental authorities and international classification societies in order to enhance the credibility and marketability of its BWTS products. Pact-Yixing has received type approvals from China Classification Society ("CCS"), the Russian Maritime Register of Shipping ("RS"), Lloyd's Register ("LR"), and Bureau Veritas ("BV"). The RS type approval covers the Company's full range of BWTS products, while the LR and BV type approvals cover the Company's partial range of BWTS products. In addition, Pact-Yixing has received an anti-explosion certificate from the China National Quality Supervision and Test Centre for Explosion Protected Electrical Products in respect of its BWTS products. The Company continues to seek additional type approvals from European and Asian classification societies to broaden the range of markets in which its BWTS products may be sold.

 The development of the ballast water port solution has progressed from prototype stage to full commercial deployment. The Company received its first order for the ballast water port solution system from Shanghai Yanshan port in 2020, and has since completed seven additional commercial port BWTS projects in China, bringing its total number of completed commercial port projects to eight. The completed projects are located at Shanghai Yanshan port, Ningbo Zhoushan port, Taicang port, Lianyungang petrochemical port, Zhangjiang chemical port, a second petrochemical port in Lianyungang, Mou Ming petrochemical port, and a container port in Hainan.

The Company conducts ongoing promotional activities for such systems in China, and elsewhere, where appropriate. However, the intake of orders may be affected by, among other things, the success of the Company’s marketing and sales efforts, and by the acceptance of the Company’s products by customers.

Business Strategy

Revenues from the Company’s trading activities have decreased in recent years, as a substantial number of the Company’s suppliers have been selling their products directly into China and through other distributors, many of which are local Chinese companies that operate with lower overhead. In response, the Company has been shifting its emphasis from the distribution of instruments and equipment toward engineering, manufacturing, and technology activities.

For a discussion of the Company’s financial performance from its principal business activities, including revenues and operating results from trading and engineering activities, see “Item 5 — Operating and Financial Review and Prospects.”

Principal Markets: Mainland China and Hong Kong

The Company’s operations are conducted, and its revenues are generated, almost entirely in mainland China and Hong Kong. Set forth below are the approximate percentage of the Company’s revenue attributable to customers in mainland China and Hong Kong, respectively, for each of the fiscal years indicated:

Fiscal Year	Mainland China	Hong Kong

2023	40%	55%
2024	42%	44%
2025	50%	45%

Sales to customers situated in Macau and other markets outside mainland China and Hong Kong represented approximately 5%, 14%, and 5% of the Company’s total revenues in Fiscal 2023, Fiscal 2024, and Fiscal 2025, respectively. The concentration of the Company’s operations and revenues in mainland China and Hong Kong makes the Company particularly susceptible to changes in the political, legal, and economic environment of either jurisdiction.

Hong Kong.

Hong Kong is a Special Administrative Region of the PRC. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC pursuant to the Sino-British Joint Declaration on the Question of Hong Kong (the “Joint Declaration”) and the Basic Law of Hong Kong (the “Basic Law”). Under the Basic Law, Hong Kong is afforded a high degree of autonomy except in matters of foreign affairs and defense, and maintains its own legislature, legal and judicial system, and full economic autonomy for a period of 50 years following the transfer of sovereignty.

In recent years, Hong Kong’s legal and political environment has undergone significant change, including the enactment of the National Security Law in June 2020 and the Article 23 Legislation in March 2024. These developments have introduced material changes to Hong Kong’s legal framework that may affect the environment in which the Company operates. There can be no assurance that further changes to Hong Kong’s political or legal environment will not occur, or that such changes will not adversely affect the Company’s financial and operating environment. See “Item 3.D — Risk Factors — PRC National Security Legislation and Political Developments in Hong Kong” for a more detailed discussion of these risks.

Revenue attributable to Hong Kong customers, expressed as a percentage of total revenues, increased by 7% in Fiscal 2023 compared to Fiscal 2022, decreased by 11% in Fiscal 2024 compared to Fiscal 2023, and increased by 1% in Fiscal 2025 compared to Fiscal 2024.

Mainland China.

Mainland China has been a socialist state since 1949, and its economy continues to operate under significant government oversight and control. In recent decades, the government has undertaken reforms to permit greater provincial and local economic autonomy and private economic activity. However, the direction of mainland China’s economic policy has in recent years shifted toward greater state oversight of private enterprise and increased regulation of industries deemed strategically important. Any change in the political or economic conditions of the PRC, or in the policies of the PRC government, may substantially and adversely affect the business environment in which the Company operates and, in turn, the Company’s business, financial condition, and results of operations. See “Item 3.D — Risk Factors — Changes in the Economic and Political Policies of the PRC Government could have a material and adverse effect on our business, financial condition and results of operations “ for a more detailed discussion of these risks.

Revenue attributable to customers in mainland China, expressed as a percentage of total revenues, increased by 1% in Fiscal 2023 compared to Fiscal 2022, increased by 2% in Fiscal 2024 compared to Fiscal 2023, and increased by 8% in Fiscal 2025 compared to Fiscal 2024. See “Item 3.D — Key Information — Risk Factors.”

Our Growth Strategy

Geographic focus of distribution activities

The Company has focused its trading and distribution activities on Hong Kong, Macau, and the Guangdong province of mainland China. Given the proximity of these markets to the Company’s Hong Kong headquarters, this geographic focus allows the Company to provide more responsive customer support and technical assistance while maintaining lower operational costs than would be required to support a distribution network across a wider geographic area of mainland China.

Ballast water treatment systems

Pact-Yixing manufactures and sells a proprietary BWTS targeting the maritime industry, including shipowners, shipyards, and port and harbor operators. The BWTS product line encompasses two principal applications: on-board shipping applications and mobile port ballast water treatment reception facility applications.

The development of the Company’s BWTS dates to 2010, when Pact-Yixing began developing a non-chemical ballast water treatment solution. In 2012, Pact-Yixing successfully completed land-based testing requirements, and in 2014, Pact-Yixing passed ship-board testing and obtained certification from the China Classification Society (“CCS”) in compliance with IMO convention requirements. On September 8, 2017, the IMO Ballast Water Management Convention entered into force following acceptance by 52 states representing approximately 35% of world merchant shipping tonnage. In July 2017, the IMO determined that the phase-in period for ballast water system retrofits would commence on September 8, 2019. The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and Pact-Yixing has been in compliance with such requirements. Pact-Yixing has also received type approval certificates from Lloyd’s Register, RINA and Bureau Veritas, and has been pursuing type approval certificates from additional European and Asian classification societies to expand its market coverage.

In 2018, the Company received a PRC government grant to fund the development of a ballast water port solution prototype. The prototype was completed in 2019, and the system was developed for commercial use in 2020. In 2020, Pact-Yixing completed the first commercial sale of a ballast water port solution system, positioning it as one of the first companies in Asia capable of delivering a complete ballast water port solution system. The Company has obtained 5 utility model patents and has 1 invention patent application pending in mainland China in respect of this port solution system.

The following table summarizes Pact-Yixing’s BWTS sales over the past three fiscal years:

Fiscal Year	BWTS for Ship Vessels	BWTS Port Solution Units	Key Markets
2023	34 sets	1 unit	China, Dubai, Turkey, Thailand, Singapore
2024	45 sets	1 unit	China, Dubai, Turkey, Singapore
2025	30 sets	2 units	China, Turkey and Dubai

The decrease in BWTS vessel unit sales from 45 sets in Fiscal 2024 to 30 sets in Fiscal 2025 reflects, in part, a broader industry trend toward market equilibrium for ship retrofit projects. As the compliance deadline under the IMO Ballast Water Management Convention's D-2 standard has now largely passed, the global pool of vessels requiring retrofit installation of BWTS has diminished. The Company does not expect this trend to materially affect its longer-term growth prospects, as demand for BWTS products in the shipbuilding sector and for port ballast water treatment solutions is expected to continue to grow.

The Company’s BWTS products are capable of treating ballast water at rates of 50, 100, 150, 200, 300, 500, 750, 1,200, and 1,250 cubic meters per hour. The Company continues to invest in the development and promotion of its BWTS product lines and to enhance its after-sales services for BWTS customers, with the objective of maximizing the Company’s value proposition in turnkey water-related treatment solutions for the maritime industry.

The Company has been actively promoting its BWTS products globally through participation in major maritime trade shows and exhibitions. In 2025, the Company participated in two maritime trade shows held in Singapore and Indonesia, respectively. The Company continues to seek additional distributors and to replace non-performing partners in maritime cities and countries in order to expand its market reach. The Company’s former strategic OEM partner in Greece, which had previously distributed the Company’s BWTS products on an exclusive basis to 20 countries across Europe, did not generate any sales during the partnership period. As a result, the exclusive arrangement was transitioned to a non-exclusive basis and the OEM business partnership was subsequently terminated. The Company also intends to expand its promotional efforts in Southeast Asia and Northern Europe to diversify its business and capture market growth opportunities in those regions.

The Company is actively promoting its mobile ballast water port reception and treatment solution in response to an emerging market for onshore systems capable of providing emergency and rapid treatment services. Demand for such systems is being driven by increasingly stringent local environmental regulations, particularly in regions experiencing high port congestion. As more countries establish and enforce rigorous environmental policies, port states are expected to further mandate compliance with ballast water treatment requirements, driving demand for port-based solutions across key markets. The Company is actively seeking strategic distribution and commercial partners to expand its presence in the port BWT solutions market, with a particular focus on Europe, where regulatory enforcement is among the most stringent globally.

Industrial wastewater and Southeast Asia expansion

The Company has incorporated Pact Environmental Technology Pte. Ltd. (“Pact Singapore”) with the intention of expanding into the Southeast Asia region and the industrial wastewater market. Singapore’s position as one of the world’s largest shipping hubs, its strong regulatory environment, and its role as a regional business center make it a strategically important base from which to serve customers across Southeast Asia. The Company has also observed a trend of foreign companies expanding into or relocating to Southeast Asia, and believes that a presence in Singapore will provide better access to this growing market.

Handheld ballast water checker

The Company has developed a handheld ballast water checker based on pulse amplitude modulation (“PAM”) fluorescence technology, which is designed as a screening tool for shipowners, compliance officers, shipbuilders, and BWTS providers. The Company has obtained patent approval for this instrument in mainland China and has carried out testing at the land-based test facility of a Chinese National Engineering Laboratory for Ballast Water Testing, obtaining a certified test report in accordance with IMO type approval guidelines. The instrument has not been displayed at recent trade shows or exhibitions as it is not currently mandated by the market, and no commercial orders have been received to date. The Company continues to monitor market developments for potential future commercial opportunities for this product.

Future Planning and Capital Requirements

The Company anticipates that the costs of future product development and market expansion activities — including any acquisitions — would be funded from general working capital and, potentially, through arrangements with strategic partners in the shipping industry, funding from institutional investors, or private placements of the Company’s securities. The Company has no current commitments for, and has received no binding indications of interest in connection with, any private placement of its securities. No assurance can be given that the Company’s growth initiatives will succeed or continue to succeed.

Product Distribution and Other Services

Scientific instruments

The Company distributes analytical instruments, environmental quality monitoring instruments, sample pre-treatment equipment, and general purpose laboratory instruments. Analytical instruments distributed by the Company include, but are not limited to, chromatographs, Mass Spectrometers, flow injection analyzers, automated sample preparation workstations, and Atomic Spectrometers. Environmental monitoring instruments distributed by the Company include both air quality and water quality monitoring instruments. Air quality monitoring instruments are generally divided into those that monitor Ambient Air and those that monitor pollution sources. Revenues from the sale of air quality monitoring instruments are nominal, as the Company has been unable to secure distributorships for air quality instruments from brand-name manufacturers that primarily sell directly to customers or through their existing distributor networks. Sample pre-treatment equipment is used to prepare samples for chemical analysis, including the testing of pesticide and drug residues in food. General purpose laboratory instruments distributed by the Company include a variety of water quality monitoring and analysis equipment, such as continuous-reading process analyzers, process turbidimeters, pH controllers, and test kits for monitoring chemical content in water, including chlorine and fluoride concentrations. See “Glossary.”

Customers for analytical instruments include government agencies, academic and research institutions, major laboratories, and beverage producers. The Company has supplied analytical systems to the Hong Kong Government Laboratory for the analysis of persistent organic pollutants (“POPs”) and pesticides in the environment. Customers for water quality monitoring instruments also include government agencies. The Company derived approximately 58.9%, 51.6%, and 60.8% of its total revenues from the sale of scientific instruments during Fiscal 2025, Fiscal 2024, and 2023, respectively.

Power solutions and process automation products

The Company distributes general testing and measuring equipment, including multi-channel digital and analog recorders, signal amplifiers, calibration equipment, energy conservation and renewable energy equipment, power quality analyzers, and continuous emissions monitoring systems, to a broad range of industries including power generation, railway, aerospace, utilities, educational institutions, and telecommunications.

The Company also provides process control systems specifically designed for the industrial needs of its clients, including sensors, temperature and pressure gauges, power and energy consumption meters, flow meters, valves, temperature and pressure transmitters and control devices, temperature and pressure calibrators, and moisture, power, energy, and harmonic analyzers. Customers for these products include government water supply agencies, water treatment facilities, power and electric companies, petrochemical plants, and instrument manufacturers.

In conjunction with the distribution of programmable logic controllers, telemetry units, and supervisory control and data acquisition (“SCADA”) systems and software, the Company also provides systems engineering services to government agencies, wastewater treatment and power generation plants, and beverage producers. Specific services include automated control system design and the operation and management of water, wastewater, and power generation projects. The Company has been cooperating with established technology companies on systems and special projects involving programmable logic control, telemetry units, SCADA systems, Human Machine Interface Software, and sequential event recording.

The Company derived approximately 38.6%, 46.5%, and 37.6% of its total revenues from the sale of power solutions and process automation products during Fiscal 2025, 2024, and 2023, respectively.

Technical support

The Company’s technical support staff provides customers with maintenance, installation assistance, and calibration services, and assists sales personnel in providing technical advice and performing product demonstrations for customers. The Company derived approximately 2.5%, 1.9%, and 1.6% of its total revenues from technical support operations during Fiscal 2025, 2024, and 2023, respectively.

Customers

During Fiscal 2025, the Company distributed products to approximately 300 customers located in Hong Kong, mainland China, and Macau, including government agencies such as the Hong Kong Water Supplies Department, the Government Laboratory, and the Drainage Services Department, as well as universities and public utilities agencies. Sales to the Company’s three largest customers amounted in the aggregate to approximately 35% of total revenues during Fiscal 2025, with one customer accounting for approximately 13% of total revenues.

During Fiscal 2024, the Company distributed products to approximately 300 customers located in Hong Kong, mainland China, and Macau, including government agencies such as the Hong Kong Water Supplies Department, the Government Laboratory, and the Drainage Services Department, as well as universities and public utilities agencies. Sales to the Company’s three largest customers amounted in the aggregate to approximately 31% of total revenues during Fiscal 2024, with one customer accounting for approximately 15% of total revenues.

During Fiscal 2023, the Company distributed products to approximately 380 customers in Hong Kong, mainland China, and Macau, including the same categories of government and institutional customers noted above. Sales to the Company’s three largest customers amounted in the aggregate to approximately 31% of total revenues during Fiscal 2023, with one customer accounting for approximately 14% of total revenues.

The number of customers served by the Company decreased significantly in prior years and has remained at approximately 300 to 380 in Fiscal 2023, Fiscal 2024, and Fiscal 2025, reflecting the ongoing contraction of the Company’s distribution activities in mainland China as a greater number of the Company’s suppliers have begun selling directly into the Chinese market. See “Item 4.B — Business Overview — Business Strategy” for a more detailed discussion.

Sources of Supply

The Company distributes products manufactured by major American, European, and Japanese corporations. The Company’s four largest suppliers are Stanford, Thermo, Hach, and Hioki. Purchases from these four suppliers, expressed as a percentage of total purchases, were as follows:

Supplier	Fiscal 2023	Fiscal 2024	Fiscal 2025
Thermo	42%	26%	32%
Stanford	23%	36%	18%
Hach	7%	8%	13%
Hioki	5%	5%	6%

The Company holds exclusivity agreements with many of its suppliers for specified geographic areas in respect of certain products. However, these agreements do not encompass all products distributed by the Company or all of the market areas serviced by the Company. Some of these arrangements are not memorialized in formal written contracts but are instead reflected in authorization letters or other correspondence that may not contain a complete description of the terms and conditions of the arrangement and may therefore be unenforceable.

The Company’s principal supplier arrangements are as follows:

•

Thermo — The Company holds an authorization certification from Thermo (currently valid until March 31, 2027) granting the Company rights to sell Thermo’s Mass Spectrometry products to government agencies and hospitals in Hong Kong.

•	Stanford — The Company holds an Authorization Letter from Stanford appointing the Company as Stanford’s sales representative in the PRC and Hong Kong.
•	Hach — The Company holds an Authorization Letter from Hach authorizing the Company as Hach’s distributor in Hong Kong and Macau.
•	Hioki — The Company holds an Authorization Letter from Hioki appointing the Company as Hioki’s sole agent in Hong Kong and Macau.

Although alternative sources of supply exist for most of the products the Company distributes, there can be no assurance that the termination of the Company’s relationship with any of these or other suppliers would not have a material adverse effect on the Company’s business, financial condition, and results of operations.

Regulatory Environment

Awareness of pollution and environmental issues has grown significantly at all levels of PRC government in tandem with China’s rapid economic development. Environmental protection laws and regulations have been progressively strengthened, and budget allocations for environmental regulation, monitoring, and enforcement have increased substantially. The PRC’s primary environmental protection agency is the Ministry of Ecology and Environment (“MEE”), which was established following the 13th National People’s Congress in March 2018 to replace the former Ministry of Environmental Protection (“MEP”) and to consolidate environmental oversight functions under a single streamlined ministry.

China’s 14th Five-Year Plan (2021–2025) sets out ambitious environmental targets, including the continued rectification of ecological and environmental problems, improvements to sewage and waste treatment infrastructure, and the development of an environmental infrastructure network extending from urban centers to towns and villages. The Plan also emphasizes improvements to ship pollution treatment in the Yangtze River basin and the Yellow River basin. Following the successful implementation of the Yangtze River Basin Protection Law, the Yellow River Basin Protection Law came into effect in April 2023 and the MEE organized investigation and remediation activities at approximately 4,000 wastewater discharge points across Shanxi, Inner Mongolia, Shandong, Henan, Sichuan, Shaanxi, Gansu, Qinghai, and Ningxia provinces and autonomous regions. The MEE has also prioritized the control of PM2.5 particulate matter and ozone concentrations, the reduction of nitrogen oxides (“NOx”) and volatile organic compound (“VOC”) emissions, and the strengthening of integrated pollution control in the border areas of Jiangsu, Anhui, Shandong, and Henan provinces. The MEE has encouraged service providers to adopt new technologies for the renovation of exhaust gas treatment facilities, particularly for VOC treatment.

In August 2020, the Ministry of Transport (“MT”) issued the Measures for the Prevention and Control of Water Pollution from Inland River Vessels under 400 GT, which requires ships generating domestic sewage to install treatment devices or storage facilities to prevent domestic sewage from polluting inland waterways. Port management departments and maritime management agencies are required to urge port and shipping enterprises to accelerate the construction and renovation of relevant facilities. In March 2021, the MT, together with the MEE and other relevant departments, issued the Opinions on Establishing a Long-term Mechanism for the Prevention and Control of Pollution from Ships and Ports in the Yangtze River Economic Zone, which required the completion of ship sewage treatment renovations by the end of May 2022, implementing the requirements of the Water Pollution Prevention and Control Law of the PRC and the Yangtze River Protection Law of the PRC.

On January 1, 2024, the Amendment to the Marine Environmental Protection Law came into effect, pursuant to which the PRC government has strengthened the supervision and management of marine environmental pollution from ships operating in port areas.

Management believes that the tightening of environmental standards and the expansion of environmental infrastructure requirements in mainland China, as reflected in the foregoing regulatory developments, may benefit the Company’s business by increasing demand for the water and wastewater treatment engineering services provided by Pact-Yixing and the environmental monitoring and testing products distributed by Far East. See “Item 4.B — Business Overview — Principal Activities” and “Item 3.D — Risk Factors — Changes in the Economic and Political Policies of the PRC Government could have a material and adverse effect on our business, financial condition and results of operations” for additional context.

Competition

The Company faces competition in its distribution activities from other distributors of comparable products as well as from manufacturers who sell their products directly into the Hong Kong and mainland China markets. The Company’s principal competitors in its distribution activities are manufacturers and distributors of laboratory instruments, analyzers, water treatment equipment, and related products located in Hong Kong and mainland China.

The Company believes that it competes with Chinese manufacturers primarily on the basis of product quality and technology, as the foreign-manufactured products the Company distributes are generally of higher quality and incorporate more advanced technology than comparable domestically manufactured products. The Company believes that it competes with foreign manufacturers and other distributors of similar products primarily on the basis of its established reputation and long-standing customer relationships in Hong Kong and mainland China.

In its engineering and construction activities, Pact-Yixing focuses on providing industrial water and wastewater treatment solutions to large multinational manufacturing companies operating in mainland China. Pact-Yixing competes in this market on the basis of the quality of its engineering solutions and the expertise of its technical and engineering personnel. Pact-Yixing faces competition from large PRC and multinational engineering companies that the Company believes compete primarily on the basis of pricing rather than technical quality or service standards.

In its ballast water treatment systems business, Pact-Yixing competes with other manufacturers of IMO-approved ballast water treatment systems globally. The Company believes that Pact-Yixing’s competitive strengths in this market include its proprietary technology, its positioning as one of the first companies in Asia to deliver a complete ballast water port solution system, and its focus on markets in Asia, the Middle East, and Europe in connection with the Belt and Road Initiative.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Company’s gross profit margins were approximately 28%, 29%, and 22%, respectively.

Sales and Marketing

The Company distributes products primarily through Far East, its wholly-owned subsidiary in Hong Kong, utilizing a direct marketing and sales force as its principal channel for customer engagement. The Company’s sales staff work directly with customers to identify appropriate products and solutions, assist customers in selecting equipment, accessories, and related supplies to suit their specific requirements, and provide technical support and after-sales assistance. The Company’s sales force is compensated through a combination of base salary and performance-based sales commissions.

For the fiscal years ended December 31, 2025, 2024, and 2023, the Company’s marketing and sales force consisted of approximately 11, 11, and 7 individuals, respectively. The increase in sales force headcount in Fiscal 2024 reflects the Company’s efforts to expand its customer base and strengthen its sales capabilities in Hong Kong and mainland China.

Major Customers

The Company’s revenues are partially dependent on sales to a limited number of significant customers, and the loss of any one of these customers could have a material adverse effect on the Company’s results of operations. For each of the fiscal years ended December 31, 2025, 2024, and 2023, sales to the Company’s three largest customers amounted in the aggregate to approximately 35%, 31%, and 31% of total revenues, respectively. The Company does not have long-term purchase commitments from any of its major customers, and there can be no assurance that such customers will continue to purchase products and services from the Company at historical levels or at all.

Seasonality

Our engineering and construction activities are subject to seasonal variation. Construction of water and wastewater treatment systems is typically slower during the winter months due to adverse weather conditions in northern mainland China, which can affect outdoor construction activity and the transportation of equipment and materials. Construction activity also slows during major PRC public holidays — most notably the Spring Festival (Chinese New Year) holiday period — as government agencies, client facilities, and project sites are closed or operating at reduced capacity for extended periods. These seasonal factors may result in variability in our revenues and results of operations from quarter to quarter.

Litigation

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

Regulations on corporate governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the Amended PRC Company Law, which came into effect on July 1, 2024, superseding the existing PRC Company Law previously amended in October 2018. The Amended PRC Company Law made material amendments to corporate governance and shareholders’ rights of PRC companies, including, among others, the statutory period for payment of registered capital, the composition of the board of directors and the board of supervisors, and the transfer of equity interests.

With respect to the period for payment of the registered capital, all shareholders of a PRC limited liability company are required to fully pay up their subscribed registered capital within five years from the date of establishment.

Companies established before the effective date of the Amended PRC Company Law are required to amend their articles of association to comply with the new time limits, and companies whose period of capital contribution or amount of registered capital is obviously abnormal may be required by the competent authority to make adjustments. If a shareholder fails to make capital contributions on schedule and in full, the company shall issue a written notice requiring payment within a grace period of no less than sixty days. If the shareholder fails to comply upon expiration of the grace period, the company may, upon a resolution of the board of directors, issue a written forfeiture notice, and the shareholder shall forfeit the equity interests in respect of which capital contributions remain unpaid. On July 1, 2024, the State Council issued the Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law, providing for a three-year interim period from July 1, 2024 to June 30, 2027 during which existing companies may adjust their periods of capital contribution to comply with the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in the company’s articles of association and publicized through the national enterprise credit information publicity system.

With respect to the board of directors and the board of supervisors, the Amended PRC Company Law eliminates the upper limit on the number of directors of a limited liability company, and stipulates that a limited liability company without an employee representative among its board of supervisors but with more than 300 employees shall include an employee representative as a director, to be democratically elected by the company’s employees. Limited liability companies, joint stock limited companies with a small scale or small number of shareholders, and wholly state-owned companies may establish an audit committee to replace the board of supervisors and need not appoint any supervisor.

With respect to the transfer of equity interests, the Amended PRC Company Law stipulates that shareholders of a limited liability company may transfer their equity interests without the consent of other shareholders, provided that the transferring shareholder shall notify the other shareholders in writing. Other shareholders will be deemed to have waived their right of first refusal if they fail to reply within 30 days of receiving the written notice. If a shareholder transfers its equity interest, it shall notify the company in writing to request the company to update the register of shareholders and register the change with the competent enterprise registration authority. If the company refuses or fails to respond, the transferee and transferor may file a lawsuit with the competent court.

Regulations on environmental protection

The Company’s engineering and distribution activities are subject to a range of PRC environmental laws and regulations. The principal legislation governing environmental protection in mainland China includes the Environmental Protection Law of the PRC, as amended and effective from January 1, 2015, which establishes the general framework for environmental protection, sets out the responsibilities of enterprises for preventing and controlling pollution, and provides for a system of environmental impact assessments, emissions standards, and regulatory inspections. The Environmental Protection Law imposes penalties — including fines, suspension of operations, and criminal liability — for violations of applicable environmental standards and requirements.

The Water Pollution Prevention and Control Law of the PRC, as amended and effective from January 1, 2018, governs the prevention and control of water pollution in mainland China. Under this law, entities that discharge pollutants into water bodies are required to obtain pollutant discharge permits and comply with applicable water quality standards. Industrial enterprises are required to install, operate, and maintain water pollution treatment facilities that meet applicable standards, and are prohibited from discharging untreated or inadequately treated industrial wastewater.

China’s 14th Five-Year Plan (2021–2025) sets out ambitious targets for environmental quality improvement, including targets for reductions in chemical oxygen demand, ammonia nitrogen, nitrogen oxides, and volatile organic compound emissions, as well as targets for improvements in surface water quality. The Plan also emphasizes the development of green industries and clean production technologies. Management believes that the regulatory direction reflected in the 14th Five-Year Plan, and the continued tightening of environmental standards in mainland China, may benefit the Company’s engineering and distribution activities by increasing demand for water treatment solutions and environmental monitoring equipment of the type the Company and Pact-Yixing provide. See “Item 4.B — Business Overview” for a more detailed description of the Company’s environmental technology business.

Regulations on product import and distribution

The importation of goods into mainland China is governed by the Customs Law of the PRC, as amended, and the regulations promulgated thereunder by the General Administration of Customs. Imported goods are subject to customs duties, import VAT, and applicable regulatory requirements. Certain categories of imported goods — including laboratory instruments, analytical equipment, and water treatment equipment — may be subject to product certification requirements administered by the State Administration for Market Regulation or other competent authorities before they may be distributed or sold within mainland China.

Foreign-invested enterprises engaged in distribution activities in mainland China are subject to applicable foreign investment restrictions and are required to operate within the approved scope of their business licenses. Distributors of certain categories of goods may be required to obtain additional approvals, licenses, or certifications from relevant regulatory authorities.

Changes in PRC customs regulations, import duties, product certification requirements, or distribution licensing requirements could materially affect the Company’s ability to source, import, and distribute products in mainland China. In addition, certain products of U.S. origin distributed by the Company may be subject to U.S. export control laws and regulations that restrict or prohibit their export to mainland China. See “Item 3.D — Risk Factors — U.S. export control laws and regulations, including restrictions on the export of certain products to China, may adversely affect our ability to distribute products and could have a material adverse effect on our business and results of operations” for a discussion of U.S. regulatory risks that may affect the Company’s ability to source and distribute products of U.S. origin.

Additionally, changes in applicable tariff rates — including retaliatory tariffs imposed by the PRC on goods of U.S. origin — could increase the cost of imported products and adversely affect the Company's pricing and margins in the mainland China market. See “Item 3.D — Risk Factors — Certain Risks Relating to Doing Business in China — Escalating U.S.-China trade tensions and tariff measures may materially and adversely affect our business, results of operations, and the price of our securities” for a more detailed discussion of trade-related risks.

Regulations on ballast water treatment

The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), adopted by the International Maritime Organization (“IMO”) in 2004 and entered into force on September 8, 2017, requires ships engaged in international voyages to manage their ballast water and sediments to a certain standard in order to prevent the spread of potentially invasive aquatic organisms and pathogens. Under the BWM Convention, ships are required to implement a ballast water management plan and to comply with applicable ballast water performance standards. The BWM Convention requires ships to be fitted with an approved ballast water management system (“BWMS”) that has been type-approved by the relevant flag state authority in accordance with IMO guidelines.

In mainland China, ballast water treatment is regulated by the Maritime Safety Administration of the PRC (the “MSA”) under the Regulations on the Prevention and Control of Pollution from Ships, as amended. Ballast water treatment systems sold for installation on ships operating in Chinese waters or registered under the PRC flag are required to comply with applicable MSA type-approval requirements.

The ongoing implementation of the BWM Convention across the global shipping fleet is the primary driver of demand for Pact-Yixing’s BWTS products. Changes in IMO regulations, type-approval standards, or implementation timelines — or changes in PRC maritime regulations governing BWTS — could affect demand for Pact-Yixing’s BWTS products or the Company’s ability to sell them in certain markets.

Regulations on intellectual property rights

Patent

Patents in mainland China are principally protected under the PRC Patent Law, which was initially promulgated by the Standing Committee of the National People’s Congress in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention, fifteen years in the case of designs, and ten years in the case of utility models. As of December 31, 2025, the Company had registered 7 patents and had 1 patent application pending in mainland China.

Trademark

Registered trademarks are protected under the PRC Trademark Law, adopted by the Standing Committee of the National People’s Congress in 1982 and most recently amended in 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The China National Intellectual Property Administration (“CNIPA”) handles trademark registrations and grants a protection term of ten years to registered trademarks, renewable for additional ten-year periods upon request. As of December 31, 2025, the Company had registered 3 trademarks in mainland China with the CNIPA.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective from November 1, 2017. Pursuant to the Notice of the MIIT on Regulating the Use of Domain Names in Providing Internet-based Information Services, effective January 1, 2018, the domain name used by an internet-based information service provider must be registered and owned by such provider in accordance with applicable law. If the provider is an entity, the domain name registrant must be the entity (or any of its shareholders), or the entity’s principal or senior management. As of December 31, 2025, the Company had registered 8 domain names in mainland China, including both active and administrative domain names.

Regulations on Internet information security, censorship and privacy protection

The PRC Cybersecurity Law, which originally took effect in June 2017, was amended by the Standing Committee of the National People’s Congress on October 28, 2025, with the amended law taking effect on January 1, 2026 (as amended, the “PRC Cybersecurity Law”). The PRC Cybersecurity Law governs the construction, operation, maintenance, and use of networks in China and subjects network operators to various security protection obligations. The PRC Cybersecurity Law also provides that personal information and important data collected and generated by operators of critical information infrastructure (“CII”) in the course of their operations in the PRC must be stored within the PRC, and imposes heightened regulation and additional security obligations on such operators. Among the key changes introduced by the 2025 amendment, the revised PRC Cybersecurity Law significantly strengthens the legal liabilities applicable to violations of cybersecurity obligations, including by imposing materially higher penalties for non-compliance.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective September 2021, which imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm that would result from its compromise, destruction, leakage, or unauthorized acquisition or use. Processors of important data are required to designate personnel and a management body responsible for data security, carry out risk assessments, and file assessment reports with the competent authorities. The PRC Data Security Law also provides a national security review procedure for data activities affecting or potentially affecting national security and imposes export restrictions on certain data and information.

The Cybersecurity Review Measures originally promulgated in April 2020 were superseded by the Revised Cybersecurity Review Measures jointly issued by the CAC and other PRC authorities on December 28, 2021, effective February 15, 2022. Under the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services affecting or potentially affecting national security must apply for a cybersecurity review. As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, or sanction in such respect or any regulatory objection to our listing status from the CAC.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, effective September 1, 2021. These regulations define critical information infrastructures as important network facilities or information systems of important industries or fields — such as public communications, energy, transportation, water resources, finance, public services, e-government affairs, and national defense — whose damage, loss of function, or data leakage may endanger national security, people’s livelihood, or the public interest. Administration departments for each critical industry are responsible for determining which operators qualify as critical information infrastructure operators. As of the date of this Annual Report, we have not been involved in any cybersecurity review investigations nor received any inquiry, notice, warning, or sanction in such respect.

On September 24, 2024, the State Council issued the Cyber Data Security Administration Regulations, which came into effect on January 1, 2025. Data processors are required to conduct a risk assessment before providing, entrusting, or jointly processing important data. If data processors operating within China need to transfer important data collected or generated domestically to overseas recipients, they must undergo a data export security assessment organized by the CAC. See “Item 3.D — Risk Factors — Our Failure to Comply with PRC Cybersecurity and Data Protection Laws and Regulations — Including the Cyber Data Security Administration Regulations Effective January 1, 2025 — Could Lead to Government Enforcement Actions, Significant Penalties, and an Adverse Effect on Our Operating Results” for a more detailed discussion of the risks associated with these regulations.

Our business does not involve the collection, processing, or transfer of significant volumes of personal data of third parties, and we do not believe we are subject to the heightened obligations applicable to large-scale personal data processors under the applicable PRC regulatory framework. Based on our current assessment, we believe that, as of the date of this Annual Report, we are in compliance in all material respects with the applicable PRC laws and regulations on cybersecurity, data security, and personal data protection.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, effective September 1, 2022. Under these measures, data processors are subject to a CAC security assessment prior to any cross-border transfer of data involving: (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or by a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor that has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. The interpretation and implementation of these measures in practice continue to evolve, and there remain uncertainties as to how they may affect our business operations.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law (“PIPL”), effective November 1, 2021. The PIPL defines personal information as information related to an identified or identifiable individual recorded electronically or by other means, excluding anonymized information, and defines processing to include the collection, storage, use, handling, transmission, provision, disclosure, and deletion of personal information. The PIPL sets forth lawful bases for processing personal information — including obtaining the individual’s consent, necessity for the performance of a contract to which the individual is a party, and compliance with statutory duties or obligations — and requires processors to clearly inform individuals of the purposes, methods, types, and retention period of processing, as well as the methods and procedures by which individuals may exercise their rights. Individuals have the right to withdraw consent at any time, and processors must not refuse to provide products or services solely on the grounds that an individual has declined to consent or has withdrawn consent, unless processing is necessary for the provision of those products or services. Any processor in violation of the PIPL may be subject to administrative penalties including rectification orders, warnings, fines, suspension of business, revocation of business licenses, and civil or criminal liabilities.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us or implemented by our business partners. As certain laws and regulations, including the PRC Data Security Law and the PIPL, continue to evolve, we may be required to make further adjustments to our business practices to ensure ongoing compliance.

Regulations on foreign exchange

Under the PRC Foreign Exchange Administration Rules and various regulations issued by the State Administration of Foreign Exchange (“SAFE”) and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and the payment of interest and dividends. The conversion of Renminbi into other currencies and the remittance of converted foreign currency outside mainland China for capital account items — such as direct equity investments, loans, and repatriation of investment — requires the prior approval of SAFE or its local office. Payments for transactions within mainland China must be made in Renminbi, and mainland China companies may not repatriate or retain foreign currency payments received from abroad without approval. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under current account items, subject to caps set by SAFE. Foreign exchange proceeds under current account items may be retained or sold to authorized financial institutions; proceeds under capital account items generally require SAFE approval for retention or sale.

SAFE has issued a series of circulars over the years that have progressively simplified and liberalized foreign exchange administration for direct investment activities. In summary: SAFE Circular 59 (2012, as amended in 2018) removed the requirement for SAFE approval to open foreign exchange accounts and simplified registration procedures for foreign investors acquiring equity interests in Chinese companies. SAFE Circular 13 (2015, as amended in 2019) further simplified foreign exchange registration for direct domestic and overseas investment by allowing investors to register directly with banks rather than SAFE. SAFE Circular 19 (2015) permits foreign-invested enterprises to settle 100% of their foreign exchange capital on a discretionary basis, provided that capital is used for the enterprise’s own operational purposes within its scope of business. SAFE Circular 16 (2016) extended the self-discretionary conversion framework to foreign debts and established an integrated standard for conversion of foreign exchange under capital account items for all enterprises registered in mainland China. SAFE Circular 3 (2017) introduced capital control measures for the outbound remittance of profits from domestic entities to offshore entities, requiring banks to verify the genuineness of transactions by reviewing board resolutions, tax filing records, and audited financial statements, and requiring domestic entities to account for prior years’ losses before remitting any profits. SAFE Notice 28 (2019) permits non-investment foreign-invested enterprises to use capital funds to make equity investments in mainland China in connection with genuine investment projects and in compliance with applicable foreign investment restrictions.

Pursuant to SAFE Circular 13 and other applicable foreign exchange regulations, when establishing a new foreign-invested enterprise, the enterprise shall register with the bank at its registered place after obtaining its business license. Any subsequent material changes — including any increase in registered capital or total investment — shall be registered with the bank after obtaining required approval from or completing the required filing with the competent authorities. Such foreign exchange registration with banks will typically be completed within four weeks of acceptance of the registration application.

If the Company intends to provide funding to its wholly foreign-owned subsidiaries through capital injection at or after their establishment, it shall register the establishment of, and any subsequent capital increase in, such subsidiaries with the State Administration for Market Regulation or its local counterparts, file such registration via the foreign investment comprehensive management information system, and complete the corresponding foreign exchange registration with the local banks.

Regulations on foreign investment

The Foreign Investment Law of the PRC, effective from January 1, 2020, and its implementing regulations, the Regulation on Implementing the Foreign Investment Law, effective from the same date, establish the principal legal framework governing foreign investment in mainland China. The Foreign Investment Law replaced the three prior laws governing foreign-invested enterprises — the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-owned Enterprise Law — and introduced a unified regulatory framework applicable to all forms of foreign investment in mainland China.

Under the Foreign Investment Law and its implementing regulations, foreign investment in mainland China is subject to a negative list system administered by the National Development and Reform Commission and the Ministry of Commerce. Industries on the negative list are either prohibited from foreign investment or subject to restrictions on the form or extent of foreign ownership. Industries not on the negative list are generally open to foreign investment on the same terms as domestic investment. The Special Administrative Measures (Negative List) for Foreign Investment Access sets out the current negative list applicable to foreign investment in mainland China.

The Foreign Investment Law provides that the legitimate rights and interests of foreign investors and their investments in mainland China shall be protected in accordance with law, and that the PRC government shall not expropriate foreign investments except in special circumstances and for public interest purposes, in which case fair and reasonable compensation shall be paid in a timely manner.

Yixing, the Company’s 58%-owned subsidiary incorporated in mainland China, is a foreign-invested enterprise subject to the Foreign Investment Law and its implementing regulations. Changes in the foreign investment regulatory framework — including changes to the negative list or to the regulatory treatment of foreign-invested enterprises in the water treatment or environmental technology sectors — could affect the Company’s ability to operate Yixing or to expand its operations in mainland China.

Regulations on dividend distribution

The principal laws and regulations governing the distribution of dividends by foreign-invested enterprises in mainland China include the Amended PRC Company Law, the Foreign Investment Law, and the Regulation on Implementing the Foreign Investment Law. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit each year, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless otherwise provided by applicable laws and regulations. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been fully offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on anti-corruption and anti-bribery

The Anti-Unfair Competition Law of the PRC, as amended and effective from April 23, 2022, prohibits commercial bribery, which is defined as providing or offering money, goods, or other benefits to counterparties, third parties related to the transaction, or government officials in order to obtain a business opportunity or competitive advantage. The PRC Criminal Law also contains provisions that criminalize the payment of bribes to government officials and employees of state-owned enterprises. Violations of anti-corruption laws and regulations in mainland China may result in significant fines, criminal liability, and reputational damage.

The Company is also subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”) by virtue of its listing on the Nasdaq Capital Market. The FCPA prohibits U.S. issuers and their affiliates from making corrupt payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA may result in significant civil and criminal penalties. The Company has implemented internal compliance measures designed to ensure compliance with applicable anti-corruption laws and regulations in the jurisdictions in which it operates.

Regulations on taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law, subsequently amended on February 24, 2017 and December 29, 2018. The State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law on December 6, 2007, effective from January 1, 2008 and most recently amended on December 6, 2024. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in mainland China. Resident enterprises are defined as enterprises established in mainland China in accordance with PRC laws, or enterprises established under the laws of foreign countries whose actual management is conducted from within mainland China. Non-resident enterprises are defined as enterprises organized under the laws of foreign countries whose actual management is conducted outside mainland China but that have established institutions or premises in mainland China or that derive income from within mainland China. A uniform corporate income tax rate of 25% applies to resident enterprises. Non-resident enterprises that have not formed permanent establishments in mainland China, or whose permanent establishments have no actual connection to their mainland China-sourced income, are subject to enterprise income tax at the rate of 10% on their income sourced from within mainland China.

Value-Added Tax

The principal legislation governing value-added tax (“VAT”) in mainland China includes the Provisional Regulations of the PRC on Value-added Tax, as most recently amended in November 2017, and the related Detailed Rules for Implementation. All enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, or real property, and the importation of goods within mainland China are subject to VAT. The currently applicable standard VAT rates are 13% and 9% for most categories of taxable goods and services, with a 6% rate applicable to certain service categories, following successive rate adjustments made in 2018 and 2019. As of the date of this Annual Report, our mainland China subsidiaries are generally subject to VAT at rates of 3%, 6%, 9%, or 13%, together with related surcharges.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that, from January 1, 2008, an income tax rate of 10% is normally applicable to dividends declared to non-mainland China resident enterprise investors that do not have an establishment or place of business in mainland China, or whose establishment or place of business in mainland China is not effectively connected with the relevant income, to the extent such dividends are derived from sources within mainland China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the applicable conditions and requirements, the 10% withholding tax on dividends received by the Hong Kong resident enterprise from a mainland China resident enterprise may be reduced to 5%. However, pursuant to SAT Circular 81 issued by the State Administration of Taxation on February 20, 2009, if the PRC tax authorities determine that a company benefits from such reduced tax rate due to a structure or arrangement that is primarily tax-driven, the preferential tax treatment may be adjusted. In determining an applicant’s status as a “beneficial owner” for purposes of the reduced withholding tax rate, the tax authorities will consider several factors, including whether the applicant is obligated to pay more than 50% of its income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty jurisdiction to the tax treaty does not levy any tax, exempts the relevant income from tax, or levies tax at an extremely low rate.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this circular, an “indirect transfer” of assets — including equity interests in a mainland China resident enterprise — by a non-mainland China resident enterprise may be recharacterized and treated as a direct transfer of mainland China taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding mainland China enterprise income tax. Gains derived from such indirect transfer may accordingly be subject to mainland China enterprise income tax. Factors relevant to determining whether there is a “reasonable commercial purpose” include whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets, whether the assets of the offshore enterprise mainly consist of direct or indirect investments in mainland China or whether its income is mainly derived from mainland China, and whether the offshore enterprise and its subsidiaries that directly or indirectly hold mainland China taxable assets have a genuine commercial character as evidenced by their actual functions and risk exposure. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. SAT Circular 37, issued on October 17, 2017 and amended on June 15, 2018, further elaborates the implementation rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-resident enterprises. There remain uncertainties as to the interpretation and application of these circulars, and they may be determined by the tax authorities to be applicable to our offshore transactions or sales of our shares or those of our offshore subsidiaries where non-resident enterprises, acting as transferors, are involved.

 Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, effective from January 1, 2008 and amended on December 28, 2012, regulates the rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Labor contracts shall be concluded in writing if employment relationships are to be established. Employers are prohibited from requiring employees to work beyond statutory time limit and shall pay employees for overtime work in accordance with national regulations. Employee wages shall be no lower than applicable local minimum wage standards and shall be paid to employees on time.

Social Insurance and Housing Fund

Pursuant to the PRC Social Insurance Law, implemented on July 1, 2011 and most recently amended on December 29, 2018, and the Regulations on the Administration of Housing Funds, promulgated by the State Council in 1999 and most recently amended in 2019, employers in mainland China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund contributions.

Employee Stock Incentive Plan

Pursuant to SAFE Circular 7, issued by SAFE on February 15, 2012, mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year who participate in any stock incentive plan of a publicly listed overseas company are generally required to register with SAFE through a qualified domestic agent — which may be a mainland China subsidiary of such overseas listed company — and complete certain other prescribed procedures. In addition, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the relevant tax authorities and to withhold individual income taxes accordingly. Failure by employees to pay, or failure by mainland China subsidiaries to withhold, individual income tax in accordance with applicable laws and regulations may result in sanctions being imposed on the mainland China subsidiaries by the relevant PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective September 8, 2006 and revised on June 22, 2009. The regulations require, among other things, that if an overseas company established or controlled by mainland China companies or individuals intends to acquire equity interests or assets of a mainland China domestic company affiliated with such mainland China individuals, the acquisition must be submitted to the Ministry of Commerce for approval. The regulations also require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by mainland China citizens shall obtain CSRC approval prior to the overseas listing and trading of its securities on an overseas stock exchange. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which called for the strengthening of regulatory oversight of overseas listings by Chinese companies and the development of regulatory frameworks to address risks associated with China-based overseas listed companies, including cybersecurity and data privacy protection requirements. Any related implementing rules enacted pursuant to these opinions may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (the “Overseas Listing Measures”), effective March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to indirect overseas offerings and listings by PRC domestic companies — that is, securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business in mainland China. Any overseas offering of securities — including shares, convertible notes, and other similar securities — and any overseas listing by a PRC domestic company shall be subject to a filing requirement to be completed within three business days after completion of such offering or listing. Pursuant to the accompanying Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises published on the same date, issuers already listed in an overseas market as of March 31, 2023 — including the Company — are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under the Overseas Listing Measures if and when they pursue any future securities offerings or listings outside of mainland China, including follow-on offerings, secondary listings, and going-private transactions.

C. ORGANIZATIONAL STRUCTURE

Euro Tech Holdings Company Limited was incorporated in the BVI on September 30, 1996.

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

Details of the Company’s current principal subsidiaries are summarized as follows:

Name of entity	Ownership interest held by the Group	Place of incorporation and principal place of operation	Principal activities

Subsidiaries:

Euro Tech Global Pte. Limited	100%	Singapore	Investment holding

Euro Tech (Far East) Limited	100%	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems

Euro Tech Trading (Shanghai) Limited	100%	Mainland China	Inactive

PACT Environmental Technology PTE. LTD	58%	Singapore	Marketing and provision of after sales services of ballast water treatment systems and customized industrial wastewater solutions, equipment fabrication

Yixing Pact Environmental Technology Co., Ltd	58%	Mainland China	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment

Pact Asia Pacific Limited	58%	BVI	Inactive

Affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.	19.42%	Mainland China	Design, manufacturing, installation, testing of waste-gas treatment equipment and operation management of the treatment of waste gases

D. PROPERTY, PLANTS AND EQUIPMENT

Since 1990, our principal executive offices have been located at Unit C and D, 18/F., Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong. At this location, the Company occupies approximately 7,000 square feet of office and warehouse storage space pursuant to a lease which will expire in May 2027 subject to renewal. The Company pays a monthly rental payment of approximately US$8,910 under such lease. The warehouse storage space is used to hold products for distribution to our customers via common carriers.

Euro Tech Trading (Shanghai) Limited occupies approximately 55 square meters of office space in Shanghai pursuant to a short term lease, at a monthly rent of approximately US$315.

Yixing occupies a facility in Shanghai pursuant to a three-year lease which will expire in October, 2028, at a monthly rent of approximately US$5,972. The size of the facility is 382 square meters and the facility is used for office space. Yixing also occupies a workshop in Shanghai pursuant to a lease which will expire in June 2026, at a monthly rent of approximately US$3,300. The size of the workshop is 929 square meters and the workshop is used for assembly of BWTS.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report and in particular, “Item 4. Information on the Company — B. Business Overview.“ This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors“ and elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with U.S. GAAP.

A. OPERATING RESULTS

Business Overview.

The Company organizes its business into two operating segments:

•

Trading and manufacturing - the Company acts as a distributor of a wide range of advanced water treatment equipment, laboratory instruments, analyzers, test kits, related supplies, and power generation equipment (including recorders and power quality analyzers); and

•	Engineering - the Company, through its majority-owned subsidiary Pact-Yixing and its minority-owned affiliate Blue Sky, engages in water and wastewater treatment engineering and air pollution control.

Overview of Financial Performance

Total revenue decreased by 14.3% to US$15,383,000 in Fiscal 2024 and decreased by 13.8% to US$13,265,000 in Fiscal 2025. Net income decreased by 59.8% to US$734,000 in Fiscal 2024 and decreased by 78.6% to US$157,000 in Fiscal 2025.

Key Factors Affecting Operating Results

The following is a discussion of the key factors that have affected, and are expected to continue to affect, the Company’s operating results, financial condition, and future growth prospects.

Key Factors Affecting Operating Results

BWTS business performance

The Company’s BWTS business performed strongly in both mainland China and international markets during Fiscal 2023 and Fiscal 2024, driven primarily by increasing demand in the maritime industry spurred by the IMO Ballast Water Management Convention requirements and increasingly stringent local environmental regulations. In Fiscal 2025, sales of BWTS for ship vessels declined as the market for medium to large ship retrofits approached equilibrium. This decline was partially offset by an increase in port BWT solution sales in mainland China, which increased from one unit in Fiscal 2024 to two units in Fiscal 2025. In light of these trends, the Company intends to place greater strategic emphasis on the development and commercialization of its port BWT solutions business, while continuing to serve demand in the vessel retrofit and shipbuilding segments. The Company has particularly observed strong demand from the energy-related shipping industry in the Middle East and from petrochemical port operators in mainland China, and expects demand for its BWTS products to remain a significant driver of revenue in the near term, subject to global shipping market conditions and the pace of regulatory enforcement across key jurisdictions.

The Company notes that ongoing geopolitical instability in the Middle East — including regional conflicts and disruptions to maritime trade routes — has introduced, and is expected to continue to introduce, uncertainty into the Company’s ability to maintain and grow its BWTS business in that region. The Company anticipates that sales of BWTS products for retrofit projects in the Middle East may be further affected by these developments in the near term. Disruptions to shipping lanes or a reduction in commercial shipping activity in the Middle East could adversely affect demand from the energy-related shipping sector, which has been a significant source of BWTS revenue. The Company continues to monitor developments in this region and their potential impact on its business, and will update its disclosure as circumstances warrant.

Wastewater treatment and environmental engineering operations

The Company's wastewater treatment and environmental engineering business — conducted primarily through Far East and its subsidiaries, including Pact Singapore and Yixing — has been and is expected to continue to be affected by the level of capital expenditure committed by industrial and municipal customers to environmental compliance projects in mainland China, Hong Kong, and Southeast Asia. Demand for the Company's wastewater treatment engineering services is closely correlated with the regulatory environment in mainland China, including the enforcement of environmental protection standards by PRC government authorities and the prioritization of environmental infrastructure investment in national and regional development plans. Tightening of environmental standards and increased enforcement activity in mainland China are expected to support demand for the Company's environmental engineering services. However, any slowdown in industrial activity, reduction in government infrastructure spending, or deterioration in the economic environment in the Company's key markets could adversely affect customer capital expenditure decisions and reduce demand for the Company's products and services.

Geographic and customer concentration

The Company derives a substantial portion of its revenues from customers in mainland China and Hong Kong. This geographic concentration means that the Company's operating results are particularly sensitive to economic, regulatory, and political developments in these markets. In addition, the Company's revenue base is concentrated among a relatively small number of customers in certain product and service categories, and the loss of any one or more significant customers, or a material reduction in orders from such customers, could have a disproportionate adverse effect on the Company's revenues and results of operations. The Company's ability to diversify its geographic and customer base — including through expansion of its BWTS business in international markets such as the Middle East — is therefore an important factor affecting its long-term revenue stability and growth prospects.

Foreign currency fluctuations

The Company's operating results are affected by fluctuations in exchange rates, particularly between the U.S. dollar — in which the Company reports its financial results — and the currencies in which the Company conducts its business operations, primarily the Hong Kong Dollar, Renminbi, Japanese yen, and euro. As described in greater detail under "Risk Factors — Because a portion of the Company's revenues are generated in Renminbi and the Company's results are reported in U.S. Dollars, fluctuations in the value of the Renminbi could negatively impact the Company's results of operations," the Renminbi experienced depreciation against the U.S. Dollar during Fiscal 2022 and continued depreciation pressure during Fiscal 2023, Fiscal 2024, and Fiscal 2025, which has affected the U.S. Dollar value of the Company's RMB-denominated revenues and assets as reported in its consolidated financial statements. The Company does not currently maintain a hedging program with respect to its foreign currency exposure, and future exchange rate movements may continue to affect the Company's reported results of operations.

Supplier and supply chain relationships

A significant portion of the Company's products — including analytical instruments, environmental monitoring equipment, and BWTS products — are sourced from international suppliers, including Japanese and European manufacturers. The Company's operating results are therefore affected by the availability and pricing of products from these suppliers, the strength of the Company's supplier relationships, and the ability of suppliers to fulfill orders on a timely basis. Disruptions to global supply chains, including those arising from geopolitical tensions, transportation bottlenecks, or raw material shortages, could affect the Company's ability to fulfill customer orders and could result in increased costs or reduced margins. The ongoing U.S.-China trade tensions and associated tariff measures may also indirectly affect the pricing and availability of certain products that the Company sources from international suppliers.

Macroeconomic and regulatory environment in mainland China

The Company's operating results are significantly influenced by macroeconomic conditions and the regulatory environment in mainland China, which is both a key market for the Company's products and services and the jurisdiction in which certain of the Company's operating subsidiaries are incorporated. Factors that have affected, and are expected to continue to affect, the Company's operating results in mainland China include: the pace of economic growth and industrial activity; government spending on environmental infrastructure; the enforcement of environmental protection standards; and broader policy developments affecting foreign-invested enterprises operating in mainland China. Any significant deterioration in macroeconomic conditions in mainland China, or a shift in government policy unfavorable to environmental infrastructure investment or foreign-invested enterprises, could have a material adverse effect on the Company's revenues and results of operations.

Results of Operations

The following operating and financial review should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report. All financial data referred to in the following discussion has been prepared in accordance with U.S. GAAP.

The following table presents selected statement of operations data expressed in thousands of US dollars and as a percentage of total revenues for each of the fiscal years indicated below:

	2025	%	2024	%	2023	%	2022	%	2021	%
Revenue	$13,265	100%	$15,383	100%	$17,940	100%	$14,949	100%	$21,388	100%
Cost of revenue	$9,591	72.3%	$10,929	71.0%	$14,079	78.5%	$10,331	69.1%	$15,693	73.4%
Gross profit	$3,674	27.7%	$4,454	29.0%	$3,861	21.5%	$4,618	30.9%	$5,695	26.6%
Selling and administrative expenses	$3,907	29.5%	$4,067	26.4%	$4,103	22.9%	$4,490	30.0%	$4,911	23.0%
(Loss) on disposal of property, plant and equipment	$(3)	0%	$—	—%	$—	—%	$(7)	—%	$(10)	—%
Income / (loss) before income taxes, equity in income / (loss) of affiliates and non-controlling interests	$194	1.5%	$519	3.4%	$(232)	(1.3)%	$150	1.0%	$921	4.3%
Income tax (expense) / credit	$(27)	(0.2)%	$(72)	(0.5)%	$(45)	(0.3)%	$(24)	(0.2)%	$90	0.4%
Equity in income of affiliates	$334	2.5%	$398	2.6%	$1,927	10.7%	$413	2.8%	$355	1.7%
Net income	$167	1.3%	$845	5.5%	$1,650	9.2%	$539	3.6%	$1,366	6.4%
Net (income) / loss attributable to non-controlling interests	$(10)	(0.1)%	$(111)	(0.7)%	$178	1.0%	$(170)	(1.1)%	$(377)	(1.8)%
Net income attributable to Euro Tech Holdings Company Limited’s shareholders	$157	1.2%	$734	4.8%	$1,828	10.2%	$369	2.5%	$989	4.6%

Fiscal Year Ended December 31, 2025 Compared to Fiscal Year Ended December 31, 2024

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by US$2,118,000 or 13.8% to US$13,265,000 in Fiscal 2025 from US$15,383,000 in Fiscal 2024. Revenue from trading and manufacturing activities decreased by US$2,165,000 and revenue from engineering activities increased by US$47,000, respectively. The decrease in revenue from trading activities was primarily attributable to lowered sales US products to China following US tariffs and Chinese retaliatory measures.

Gross profit decreased by US$780,000 or 17.5% to US$3,674,000 for Fiscal 2025 as compared to US$4,454,000 for Fiscal 2024. During Fiscal 2025, the Company’s cost of revenues was US$9,591,000, or 72.3% of revenues, as compared to US$10,929,000, or 71.0% of revenues, for Fiscal 2024. Cost of revenues expressed as a percentage of revenues increased by 1.3% in Fiscal 2025 as compared to Fiscal 2024. Cost of revenues from trading activities decreased by US$1,773,000 and cost of revenues from engineering activities increased by US$435,000. The overall change was principally attributable to decrease in revenue.

Selling and Administrative Expenses. Selling and administrative expenses were US$3,907,000 in Fiscal 2025, a decrease of US$160,000 or 3.9% from US$4,067,000 in Fiscal 2024. The change was principally attributable to controls over expenses.

Equity in Income of Affiliates. Equity in income of affiliates was US$334,000 in Fiscal 2025, a decrease of US$64,000, or approximately 16.1%, from US$398,000 in Fiscal 2024. The decrease was primarily attributable to a decline in Blue Sky's revenue resulting from the postponement of certain projects and a decrease in revenue from a BOT project that carries a higher gross profit margin than Blue Sky’s other projects, both of which contributed to a reduction in Blue Sky's overall gross profit and net income for the period.

Interest Income. Interest income in Fiscal 2025 was US$82,000.00 as compared to US$96,000 in Fiscal 2024. The change was principally attributable to decrease of deposit interest rate.

Other Income. Other income was US$14,000 in Fiscal 2025 as compared to US$37,000 in Fiscal 2024. The change was principally attributable to decrease in rental income.

Income Taxes. Income tax expense was US$27,000 in Fiscal 2025 as compared to US$72,000 in Fiscal 2024. The change in tax expense was principally attributable to decrease of assessable profit.

Net Income / (Loss). Net income attributable to Euro Tech Holdings Company Limited’s shareholders was US$157,000 in Fiscal 2025, as compared to US$734,000 in Fiscal 2024, representing a decrease of US$577,000. The decrease was primarily attributable to a decline in revenue from trading activities and a corresponding reduction in gross profit margin during the period.

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

Revenue; Gross Profit and Cost of Revenue. Revenue decreased by US$2,557,000, or 14.3%, to US$15,383,000 in Fiscal 2024 from US$17,940,000 in Fiscal 2023. Revenue from trading and manufacturing activities decreased by US$2,994,000, while revenue from engineering activities increased by US$37,000. The decrease in revenue from trading and manufacturing activities was primarily attributable to a substantial reduction in sales of high-value analytical instruments to the Hong Kong Government. Pact-Yixing’s revenues of US$5,834,000 and US$5,797,000 were included in the Company’s consolidated revenues in Fiscal 2024 and Fiscal 2023, respectively.

Gross profit increased by US$593,000, or 15.4%, to US$4,454,000 for Fiscal 2024 as compared to US$3,861,000 for Fiscal 2023. During Fiscal 2024, the Company’s cost of revenues was US$10,929,000, or 71.0% of revenues, as compared to US$14,079,000, or 78.5% of revenues, for Fiscal 2023. Cost of revenues expressed as a percentage of revenues decreased by 7.5 percentage points in Fiscal 2024 as compared to Fiscal 2023. Cost of revenues from trading and manufacturing activities decreased by US$2,451,000 and cost of revenues from engineering activities decreased by US$699,000. The overall improvement in gross margin was principally attributable to a reduction in sales of high-value analytical instruments with lower gross profit margins and an increase in revenues from BWTS products with higher gross profit margins. Pact-Yixing contributed US$2,205,000 to the Company’s gross profit in Fiscal 2024, an increase of US$736,000 from US$1,469,000 in Fiscal 2023, principally due to the increase in revenues from BWTS products at higher gross profit margins.

Selling and Administrative Expenses. Selling and administrative expenses were US$4,067,000 in Fiscal 2024, a decrease of US$36,000, or 0.9%, from US$4,103,000 in Fiscal 2023.

Equity in Income of Affiliates. Equity in income of affiliates was US$398,000 in Fiscal 2024, a decrease of US$1,529,000 from US$1,927,000 in Fiscal 2023. The decrease was primarily attributable to the non-recurrence of exceptional income recognized in Fiscal 2023 in connection with the disposal of two desulfurization treatment plants under a build-operate-transfer (“BOT”) project located in Shanxi, China.

Interest Income. Interest income was US$96,000 in Fiscal 2024 as compared to US$37,000 in Fiscal 2023. The increase was principally attributable to higher cash balances held during the year.

Other Income. Other income was US$37,000 in Fiscal 2024 as compared to other losses of US$20,000 in Fiscal 2023. The change was principally attributable to foreign exchange losses recognized in Fiscal 2023 that did not recur in Fiscal 2024.

Income Taxes. Income tax expense was US$72,000 in Fiscal 2024 as compared to US$45,000 in Fiscal 2023. The increase in tax expense was principally attributable to an increase in assessable profits.

Net Income. Net income attributable to Euro Tech Holdings Company Limited’s shareholders was US$734,000 in Fiscal 2024 as compared to US$1,828,000 in Fiscal 2023. The decrease was primarily attributable to the non-recurrence of the exceptional increase in equity in income of affiliates recognized in Fiscal 2023 in connection with the disposal of the two desulfurization treatment plants under the BOT project in Shanxi, China, as described above.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has primarily financed its accounts receivable, contract assets, inventories, and capital expenditures — including purchases of property, office furniture and equipment, computers, and calibration equipment — from its own funds. The Company has historically met its cash requirements through cash flows from operations, short-term borrowings, bank lines of credit, and long-term mortgage bank loans. The Company expects that its present cash reserves, cash flows from operations, and existing available bank credit facilities will be sufficient to fund its anticipated capital expenditure requirements, although no assurance can be given in this regard.

Working capital at the end of Fiscal 2025, Fiscal 2024, and Fiscal 2023 was US$4,659,000, US$5,224,000, and US$4,949,000, respectively.

As of December 31, 2025, the Company had US$4,283,000 in cash and cash equivalents, as compared to US$5,805,000 as of December 31, 2024 and US$5,453,000 as of December 31, 2023.

Operating Activities

Net cash used in operating activities was US$1,415,000 for the year ended December 31, 2025, as compared to net cash provided by operating activities of US$781,000 for the year ended December 31, 2024 and net cash used in operating activities of US$80,000 for the year ended December 31, 2023.

Net cash used in operating activities for the year ended December 31, 2025 was primarily the result of net income of US$157,000, equity in income of affiliates of US$334,000, amortization of right-of-use assets of US$150,000, an increase in accounts receivable of US$609,000, and an increase in contract assets of US$1,209,000. These amounts were partially offset by a decrease in inventories of US$156,000, an increase in accounts payable of US$445,000 and an increase in long-term operating lease obligations of US$151,000.

Net cash provided by operating activities for the year ended December 31, 2024 was primarily the result of net income of US$734,000, a decrease in accounts receivable of US$1,478,000, a decrease in inventories of US$223,000, non-controlling interests in income of subsidiaries of US$111,000, equity in income of affiliates of US$398,000, and amortization of right-of-use assets of US$132,000. These amounts were partially offset by a decrease in accounts payable of US$1,177,000.

Investing Activities

Net cash provided by investing activities was US$314,000 for the year ended December 31, 2025, as compared to US$302,000 for the year ended December 31, 2024 and US$317,000 for the year ended December 31, 2023.

During the year ended December 31, 2025, the Company paid US$7,000 to acquire property, plant, and equipment and received dividends of US$321,000 from affiliates.

During the year ended December 31, 2024, the Company paid US$5,000 to acquire property, plant, and equipment and received dividends of US$307,000 from affiliates.

During the year ended December 31, 2023, the Company paid US$5,000 to acquire property, plant, and equipment and received dividends of US$322,000 from affiliates.

Financing Activities

Net cash used in financing activities was US$317,000 for the year ended December 31, 2025, primarily as a result of purchase of treasury stock of US$319,000.

Net cash used in financing activities for the year ended December 31, 2024 was US$778,000, as a result of dividend payments of US$617,000, purchases of treasury stock of US$7,000, and repayments of bank borrowings of US$154,000.

Net cash used in financing activities for the year ended December 31, 2023 was US$82,000, as a result of proceeds from bank borrowings related to trade finance purchases of US$666,000, offset by purchases of treasury stock of US$14,000 and repayments of bank borrowings of US$734,000.

Cash And Cash Equivalents — Summary

The Company’s cash and cash equivalents decreased from US$5,805,000 at the end of Fiscal 2024 to US$4,283,000 at the end of Fiscal 2025. The principal reason for this decrease was cash used in operating activities.

Cash increased from US$5,453,000 at the end of Fiscal 2023 to US$5,805,000 at the end of Fiscal 2024. The principal reason for the increase in cash was strong operating cash inflows during the year, partially offset by dividend payments of US$617,000.

Accounts Receivable And Inventories

The Company’s accounts receivable decreased from US$2,864,000 at the end of Fiscal 2023 to US$1,386,000 at the end of Fiscal 2024, and increased to US$1,995,000 at the end of Fiscal 2025. Accounts receivable are expected to be collected under normal commercial trading terms.

The Company’s inventories decreased from US$723,000 at the end of Fiscal 2023 to US$500,000 at the end of Fiscal 2024, and decreased to US$344,000 at the end of Fiscal 2025.

Banking Facilities

As of December 31, 2025, the Company had various banking facilities available for overdraft, import and export credits, and foreign exchange contracts, from which the Company could access up to US$897,000. As of December 31, 2024, such available credit facilities amounted to US$897,000. These credit facilities were obtained on the conditions that, among other things, the Company pledge bank deposits of US$897,000 as at December 31, 2025, not create any charge or lien on its other assets in favor of third parties without the relevant bank’s consent, and maintain a minimum level of net worth.

Capital Expenditure

The Company’s capital expenditures were US$7,000, US$5,000, and US$5,000 in Fiscal 2025, Fiscal 2024, and Fiscal 2023, respectively. Capital expenditures during each of these fiscal years were incurred primarily in connection with the purchase of office equipment, furniture, and fixtures. The Company continues to invest in the development of new products. If new product developments are undertaken, the Company may incur significantly larger capital expenditures in future periods. The Company presently intends to fund any such expenditures from existing cash reserves, cash flows from operations, and available bank credit facilities, although no assurance can be given in this regard.

Goodwill Impairment Assessment

For the Company’s Fiscal 2025 annual impairment assessment, the Company performed a qualitative assessment using information as of December 31, 2025. Under current accounting guidance, the Company is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. Based on this qualitative assessment, the Company determined that there were no factors indicating the need to perform a quantitative goodwill impairment test, and concluded that it is more likely than not that the fair value of the Company’s reporting units exceeds their respective carrying values. Accordingly, no impairment to goodwill was recognized in Fiscal 2025.

For the Company’s Fiscal 2024 annual impairment assessment, the Company performed a qualitative assessment using information as of December 31, 2024 and reached the same conclusion — that it is more likely than not that the fair value of the Company’s reporting units exceeds their respective carrying values, and that no quantitative goodwill impairment test was necessary. Accordingly, no impairment to goodwill was recognized in Fiscal 2024.

Anticipated Future Resources and Uses of Cash

The Company has historically funded its working capital, capital expenditure, investing, and expansion needs from cash flows from operations, available bank credit facilities, and proceeds from the issuance of ordinary shares, and expects to continue funding these requirements from the same sources. The Company may also use its funds to form strategic alliances with third parties, invest in product research and development, expand its sales offices, or seek to acquire new products. The Company expects that its present cash reserves, cash flows from operations, and existing available bank credit facilities will be sufficient to fund its anticipated future cash requirements, although no assurance can be given in this regard.

Holding Company Structure and Restrictions on Cash Transfers

Euro Tech Holdings Company Limited is a holding company with no operations of its own. The Company conducts its operations in Hong Kong and mainland China primarily through its subsidiaries and operating affiliates.

Under the Company’s current corporate structure, the BVI holding company holds 100% of the issued share capital of Euro Tech Global, a company incorporated in Singapore. Euro Tech Global in turn holds 100% of the issued share capital of Far East, a company incorporated in Hong Kong. Far East holds the Company’s PRC subsidiaries and operating affiliates. The BVI holding company relies on dividend payments upstream through this chain of subsidiaries — from the PRC operating subsidiaries to Far East, from Far East to Euro Tech Global, and from Euro Tech Global to the BVI holding company — to fund its cash and financing requirements.

Under applicable PRC laws and regulations, the Company’s PRC subsidiaries are permitted to pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to allocate at least 10% of their accumulated after-tax profits each year to fund statutory reserves, until the cumulative amount of such reserves reaches 50% of the registered capital of the relevant entity. Statutory reserves are not distributable as cash dividends except in the event of liquidation. No dividends were distributed from the Company’s PRC subsidiaries to Far East during Fiscal 2023, Fiscal 2024, or Fiscal 2025.

These restrictions on the ability of the Company's PRC subsidiaries to distribute profits upstream through the holding company structure may limit the Company's ability to access cash generated by its PRC operations and could adversely affect the Company's liquidity and its ability to pay dividends to its shareholders.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. The Company has no obligations under any derivative instrument and no obligations arising out of a variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to the Company or that engages in leasing, hedging, or research and development services with the Company.

Contractual Obligations

The following table sets forth the future undiscounted minimum lease payments under the Company’s operating leases, as reconciled to the discounted minimum lease obligations reflected on the Company’s consolidated balance sheets as of December 31, 2025, presented by payment due date:

		Payment due by December 31, (in US$ thousands)
	Total	2026	2027	2028	2029 and after
Operating lease commitments	344	179	110	55	-
Total	344	179	110	55	-

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not incur any separately classified research and development expenses in Fiscal 2023, Fiscal 2024, or Fiscal 2025. The Company has, however, invested internal resources in the ongoing development of its BWTS product line and ballast water port solution system, including the development activities conducted by Pact-Yixing described under “Item 4.B — Business Overview — Our Growth Strategy.”

The Company holds 5 utility model patents and has 1 invention patent application pending in mainland China in connection with its ballast water port solution system, and holds 7 registered patents and 1 patent application pending in mainland China in connection with its other products. The costs associated with obtaining and maintaining these patents have not been material. The Company also holds various distribution licenses and authorization agreements with its principal suppliers, as described under “Item 4.B — Business Overview — Sources of Supply.” No material license fees were paid by the Company in connection with these arrangements during the periods covered by this Annual Report.

D. TREND INFORMATION

Regulatory Drivers

The ongoing tightening of environmental regulations governing water pollution, marine pollution, and ship-related emissions in mainland China and internationally continues to present opportunities for the Company’s water and wastewater treatment engineering and distribution businesses. As described in greater detail under “Item 4.B — Business Overview — Regulatory Environment,” the PRC regulatory framework governing water pollution from inland river vessels has been progressively strengthened, and the Amendment to the Marine Environmental Protection Law, effective January 1, 2024, has further strengthened the supervision and management of marine environmental pollution from ships operating in port areas. The Company anticipates that these regulatory developments will generate increasing demand from ports, shipyards, and industrial operators to implement compliant water and wastewater treatment solutions.

ESG and Sustainability Trends

An increasing number of companies in mainland China and internationally have adopted internal Environmental, Social and Governance (“ESG”) goals or face external ESG requirements from investors, regulators, or customers. The Company anticipates that this trend will increase demand among its existing and potential customers for environmental compliance solutions, including water and wastewater treatment systems and environmental monitoring products of the type the Company distributes and installs. As environmental regulations continue to be promulgated and enforced and as ESG considerations become more prominent in corporate decision-making, the Company expects that customers will increase their budgets for improving and upgrading their environmental protection infrastructure. The Company believes these trends will present increasing opportunities across both of its operating segments.

In mainland China specifically, the continued implementation of the national "dual carbon" policy — under which China has committed to reaching peak carbon emissions before 2030 and achieving carbon neutrality before 2060 — is expected to drive sustained government and private sector investment in environmental infrastructure, including water treatment, pollution control, and clean energy projects. The Company believes its products and services are well positioned to benefit from this policy-driven investment trend.

Ballast Water Treatment System Demand

The global regulatory framework governing ballast water management continues to evolve, with the IMO Ballast Water Management Convention having entered into force and enforcement activity continuing to intensify across key maritime jurisdictions. The Company has observed strong and growing demand for BWTS products from the energy-related shipping industry in the Middle East and from petrochemical port operators in mainland China, and anticipates that this demand will continue as shipowners and operators seek to achieve and maintain regulatory compliance.

The Company notes, however, that the ongoing geopolitical instability in the Middle East — including regional conflicts and disruptions to maritime trade routes — introduces uncertainty into the outlook for BWTS demand from that region. A material deterioration in maritime shipping activity in the Middle East, or a disruption to the Company's ability to serve customers in that region, could adversely affect the Company's BWTS revenues. The Company continues to monitor geopolitical developments in the Middle East and their potential impact on its business.

U.S.-China Trade Tensions and Tariff Environment

The escalation of U.S.-China trade tensions during 2025 — including the announcement of significant additional tariff measures by the United States government targeting goods imported from mainland China — represents a material trend that the Company is actively monitoring. While the Company does not derive revenues directly from the United States market, U.S.-China trade friction may affect the Company's business in a number of indirect ways, including:

•	affecting the broader economic environment and business confidence in mainland China and Hong Kong, which could reduce customer capital expenditure on environmental infrastructure;
•

affecting the pricing and availability of products that the Company sources from international suppliers, some of which may themselves be affected by trade restrictions or supply chain realignments; and

•

creating uncertainty for Chinese subsidiaries of foreign companies — which represent an important segment of the Company's customer base for wastewater treatment systems — some of which may delay, suspend, or reconsider their business operations in mainland China in response to the trade environment.

The Company is unable to predict the ultimate scope, duration, or further escalation of current U.S.-China trade tensions or their ultimate effect on the Company's business, financial condition, and results of operations.

Renewable Energy and New Market Opportunities

The Company has observed a growing trend toward the use of renewable energy sources — including green hydrogen and biofuels — in the transportation sector, including for ship vessels and port operations. The Company believes that its technical expertise in water treatment is relevant to the production processes for both green hydrogen and biofuels, as water is a fundamental raw material in these production processes and water purification is an important component thereof. Accordingly, the Company believes it may be in a position to add value to the supply chain of renewable energy producers as this market develops.

In addition, the Company has observed that certain industries — including the liquefied natural gas (“LNG”) industry — use pure or demineralized water as produced water in their internal production processes. As the Company’s experience and capabilities in water treatment continue to develop, the Company believes it may have opportunities to serve customers in the LNG industry and other sectors in which water quality is a fundamental input to the production process.

The Company also intends to explore opportunities to work with new strategic partners to provide customized water treatment solutions for customers in sectors where water is a fundamental raw material or a key element of the production process.

Digital Transformation and Smart Environmental Monitoring

The Company has observed an increasing trend among industrial operators and municipal authorities in mainland China and Hong Kong toward the adoption of digitally integrated environmental monitoring and management systems, including real-time water quality monitoring, remote sensing, and data-driven compliance reporting platforms. This trend is driven in part by PRC regulatory requirements for environmental monitoring data to be reported electronically to government authorities in real time, and in part by broader industry adoption of digital transformation and Industry 4.0 technologies. The Company believes that this trend presents opportunities to expand its distribution of advanced analytical instruments, analyzers, and environmental monitoring equipment — products that the Company has historically distributed through its trading and manufacturing segment — and to develop value-added service offerings around these products. The Company is monitoring this trend and evaluating opportunities to enhance its product and service offerings in response.

Competitive Trends

The Company anticipates continued growth in the number of distributors and manufacturers of water treatment products competing in the markets in which it operates, including increasing competition from domestic PRC manufacturers of BWTS and wastewater treatment equipment, which may exert downward pressure on selling prices and margins in these product categories. The Company also expects to incur additional expenses in connection with the design and development of new products, and there can be no assurance that such cost increases will be offset by corresponding increases in revenues in the near term.

The Company believes that its long-standing relationships with established international suppliers, its technical expertise, and its track record of delivering complex engineering projects differentiate it from lower-cost competitors in its key markets. However, there can be no assurance that the Company will be able to maintain these competitive advantages in the face of increasing competition.

General

Other than as disclosed in this section and elsewhere in this Annual Report, the Company is not aware of any trends, uncertainties, demands, commitments, or events for Fiscal 2025 that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity, or capital resources, or that would cause the financial information disclosed herein to be not necessarily indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates require a higher degree of judgment than others in their application, including the recognition of revenue and earnings from engineering contracts satisfied over time, the valuation of goodwill, and the measurement of contract assets and contract liabilities. Management continually evaluates its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

1. Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), as amended by Accounting Standards Update (“ASU”) 2014-09.

The core principle of ASC 606 is that revenue should be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following five-step model to achieve that core principle:

•	Step 1: Identify the contract with the customer;
•	Step 2: Identify the performance obligations in the contract;
•	Step 3: Determine the transaction price;
•	Step 4: Allocate the transaction price to the performance obligations in the contract; and
•	Step 5: Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are derived from both short-term and long-term contracts with customers in the engineering segment, as well as short-term contracts with customers in the trading and manufacturing segment. The accounting treatment applicable to each type of contract is described below.

Performance Obligations Satisfied Over Time — Engineering Services

Recognition of Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when, or as, that performance obligation is satisfied.

Engineering service projects typically span from several days to over five years. The majority of the Company’s long-term engineering contracts contain a single performance obligation, as the promise to transfer individual goods or services is not separately identifiable from other promises in the contract and is therefore not distinct. Some contracts contain multiple performance obligations, most commonly where the contract covers multiple phases of the project life cycle. Revenue is recognized as performance obligations are satisfied over time, by reference to the progress toward complete satisfaction of each performance obligation.

Where the Company determines that reference to progress certificates issued by customers — with such additional adjustments as may be necessary — appropriately depicts the Company’s performance in transferring control of goods or services to customers for individual projects, the Company recognizes revenue over time in accordance with the output method for measuring progress. Under the output method, revenue recognition is based on the stage of completion of the contract, provided that the stage of completion and the gross billing value of the contracting work can be measured reliably. The stage of completion of a contract is determined by reference to billing milestones or stages of work certified by the customer. Invoices are generally billed upon fulfillment of measurable performance obligations. The Company evaluates progress toward completion of each performance obligation at each phase of the contract and bills the customer in accordance with the contract price.

Remaining Performance Obligations

Remaining performance obligations (“RPOs”) represent the amount of revenues the Company expects to recognize in future periods from its contract commitments on projects in progress, and are referred to herein as “Backlog.” Backlog includes the full expected revenue values for subsidiaries that the Company consolidates. Backlog may not be indicative of future operating results, and projects included in Backlog may be canceled, modified, or otherwise altered by customers.

Variable Consideration

Contract modifications through change orders, claims, and incentives are routine in the performance of the Company’s engineering contracts and arise to account for changes in contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract, due to the significant integration services provided under the contract, and are therefore accounted for as modifications of the existing contract and performance obligation. Either the Company or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites, or the period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. Claims are amounts in excess of approved contract prices that the Company seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are in dispute or unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

In the event that a customer requests a change order — such as an upgrade of specifications, materials, or additional scope of work — prior to the completion of the project, the Company will negotiate and execute a supplemental agreement with the customer, subject to mutual agreement. The supplemental agreement contains its own terms and conditions for variable consideration and is generally integrated with the original master contract. Change orders typically result in an increase in the total billing to the customer and only rarely result in a reduction in the total contract value.

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent that unapproved change orders or claims reflected in the transaction price — or excluded from the transaction price in the case of liquidated damages — are not resolved in the Company’s favor, or to the extent that incentives reflected in the transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

Performance Obligations Satisfied at a Point in Time — Trading and Manufacturing

Revenue from the Company’s trading and manufacturing contracts is recognized at a point in time. Revenue is recognized when control of the products has transferred to the customer, which occurs upon delivery of the products to the customer’s designated point of receipt.

2. Goodwill

Goodwill is not amortized. The Company performs either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at the beginning of the fourth fiscal quarter, or when circumstances change that would indicate that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell a business unit.

A qualitative assessment considers financial, industry, segment, and macroeconomic factors. If the qualitative assessment indicates that impairment is more likely than not, a quantitative assessment is performed to determine whether impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

3. Accounts Receivable and Allowance for Credit Losses

The Company does not charge interest to its customers and carries its customer receivables at their face amounts, net of expected credit losses. Consistent with industry practice, all accounts receivable are classified as current assets.

The Company grants trade credit to its customers on a non-collateralized basis and is therefore subject to credit risk related to changes in its customers’ financial condition and overall economic activity. The Company evaluates the adequacy of its allowance for credit losses by analyzing specific account balances, historical credit loss experience, customer creditworthiness, current economic trends, and changes in customer payment terms. Customer balances that are determined to be uncollectible are written off against the allowance for credit losses.

4. Inventories

Inventories are measured using the first-in, first-out method and are stated at the lower of cost or net realizable value. The cost of finished goods comprises direct materials, direct production costs, and an allocated portion of production overhead costs based on normal operating capacity. Allowances are made for obsolete, slow-moving, or defective items where appropriate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Information concerning the Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	82	Chairman of the Board of Directors

David YL Leung	52	Director and Chief Executive Officer

Jerry Wong	67	Director and Chief Financial Officer

Alex Sham	62	Director

Yi Sun	49	Director

Fu Ming Chen	77	Director

Janet Cheang	70	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has served as the Chairman of the Board of Directors of both the Company and Far East since their respective inception. Mr. Leung also served as the Chief Executive Officer of both the Company and Far East from their respective inception until February 1, 2022. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. (“Eurotherm“) between 1971 and 1992. From 1988 until his retirement in February 2005, Mr. Leung also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Master’s degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

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

Janet Cheang has been a Director of the Company since July 11, 2017. She was an independent art consultant and art dealer, and the founder and director of Metta Fine Arts Ltd., an online art gallery specializing in the promotion and trading of contemporary arts, from 2008 to 2025. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of CultureTainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

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

B. COMPENSATION.

Aggregate Cash Compensation

For the fiscal year ended December 31, 2025, the Company paid an aggregate of approximately US$770,000 in cash to its executive officers and directors. The Company is not required to disclose compensation on an individual basis under the laws of the BVI, its home country, and individual compensation is not otherwise publicly disclosed by the Company.

Compensation of Directors

Directors of the Company do not receive fixed compensation for their services as directors. However, the Board of Directors authorizes the payment of fees to directors for their attendance at regular and annual meetings of the Board and at meetings of committees of the Board. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with the performance of their duties to the Company.

Pension and Retirement Benefit Plans

Hong Kong — Mandatory Provident Fund

With effect from December 1, 2000, Far East adopted the Mandatory Provident Fund Scheme (the “MPF Scheme”), a defined contribution scheme managed by an independent trustee in accordance with the Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong. Under the MPF Scheme, Far East and each of its employees are required to make monthly contributions to the scheme at 5% of the employee’s relevant income, subject to a cap on monthly relevant income of HK$30,000. Contributions to the MPF Scheme vest immediately upon contribution.

Mainland China — State-Sponsored Retirement Plans

As required under applicable PRC laws and regulations, the Company’s PRC subsidiaries contribute to state-sponsored retirement plans for their employees in mainland China. The PRC subsidiaries contribute approximately 16% of the basic salaries of their employees to these plans and have no further obligations for the payment of pension or post-retirement benefits beyond the annual contributions. The state-sponsored retirement plans are responsible for all pension obligations payable to retired employees.

During the fiscal year ended December 31, 2025, the aggregate contributions of the Company to the foregoing pension and retirement benefit plans were US$186,000.

Stock Option Plans

2019 Stock Option and Incentive Plan

In April 2019, the Board of Directors approved the adoption of the 2019 Stock Option and Incentive Plan (the "Plan"), subsequently approved by the Company's shareholders. The Plan provides for the granting of options to purchase up to 500,000 ordinary shares (as adjusted in January, 2022) to officers, directors, and key employees. The Plan is administered by the Board of Directors or a committee appointed by the Board (the "Committee"). No option may be exercised more than ten years from the date of grant. The exercise price per ordinary share payable upon exercise of an option must not be less than 100% of the fair market value of an ordinary share on the date of grant, determined by reference to the average closing price of the ordinary shares for the ten consecutive trading days immediately preceding the date of grant.

Option Grants

In Fiscal 2019, the Company granted options to its officers, directors, and employees to purchase up to 51,000 ordinary shares at an exercise price of US$2.60 per share. These options became exercisable on January 1, 2022 and will expire on April 18, 2029. The fair value of these options was estimated at US$2.324 per share using the Binomial pricing model.

In Fiscal 2022, the Company granted options to its officers, directors, and employees to purchase up to 80,000 ordinary shares at an exercise price of US$2.80 per share. These options became exercisable on April 1, 2024 and will expire on April 18, 2029. The fair value of these options was estimated at US$1.3055 per share using the Binomial pricing model. Also during Fiscal 2022, 41,250 options were cancelled following the departure of the relevant employees from the Company.

No options were granted during Fiscal 2023, Fiscal 2024, and Fiscal 2025.

Changes in outstanding stock options under the Plan during the fiscal years ended December 31, 2025, 2024, and 2023 were as follows:

	2025		2024		2023
	Number of Options	Weighted Average Exercise Price (US$)	Number of Options	Weighted Average Exercise Price (US$)	Number of Options	Weighted Average Exercise Price (US$)
Outstanding, beginning of year	206,250	1.52	206,250	1.52	206,250	1.52
Exercised	(2,500)	1.04	—	—	—	—
Outstanding, end of year	203,750	1.53	206,250	1.52	206,250	1.52
Exercisable, end of year	203,750	1.53	206,250	1.52	86,250	1.04

As of December 31, 2025, there was no unrecognized stock-based compensation expense related to unvested stock options. Stock-based compensation expense recognized during Fiscal 2025 was nil.

The Company recognizes stock-based compensation expense in accordance with ASC Topic 718, Compensation — Stock Compensation, which requires that the fair value of stock-based compensation awards, including employee stock options, be recognized as expense over the relevant service period.

Issuance of Bonus Shares

We issued bonus shares on January 21, 2022 to shareholders of record as of January 7, 2022; such shareholders received one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share. We did not issue any bonus shares at any other time.

C. BOARD PRACTICES

Terms of Directors and Executive Officers

The Company’s Board of Directors consisted of seven directors during Fiscal 2025. The term of each director expires upon the election and qualification of his or her successor at the next annual meeting of the Company’s shareholders, anticipated to be held in November 2026. The Company’s directors were re-elected at the annual meeting of shareholders held in November 2025. The service agreements between the Company and its directors do not provide for any benefits upon termination of their services.

The Company’s executive officers are elected by and serve at the discretion of the Board of Directors. Each executive officer holds office until his or her successor is duly elected and qualified, provided that any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by resolution of the Board of Directors. Any vacancy occurring in any office of the Company may be filled by resolution of the Board of Directors.

The Board of Directors held 5 meetings during Fiscal 2025.

Board Committee

Audit Committee

The Board has a standing Audit Committee to assist the Board in carrying out its oversight responsibilities. The Audit Committee operates pursuant to a written charter approved by the Board of Directors. The Chair of the Audit Committee determines the agenda for each Audit Committee meeting, and Audit Committee members receive relevant materials in advance of each meeting to allow adequate preparation. The Audit Committee held 3 meetings during Fiscal 2025.

The Audit Committee currently consists of Yi Sun, Janet Cheang and Fu Ming Chen. The Board of Directors has designated Yi Sun as the Audit Committee’s financial expert within the meaning of the applicable SEC rules. he Board of Directors has determined that the composition of the Audit Committee satisfies the independence requirements applicable to foreign private issuers under the Nasdaq listing standards and the applicable rules and regulations of the SEC, as none of the Audit Committee members is currently employed by the Company and none falls within any of the enumerated categories of persons who are deemed not to be independent under the Nasdaq listing standards.

The Audit Committee assists the Board of Directors in monitoring the Company’s financial accounting, internal controls, planning, and financial reporting. Among its principal responsibilities, the Audit Committee:

•	reviews the Company’s auditing, accounting, and financial reporting processes;
•	reviews the adequacy of the Company’s internal controls;
•

reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent registered public accounting firm, and recommends the appointment or replacement of the independent auditors to the Board of Directors;

•	reviews and approves all non-audit services, if any, to be performed by the independent auditors;
•	reviews the adequacy of the Company’s organizational structure;
•

reviews, prior to release, the audited consolidated financial statements and the operating and financial review and prospects contained in the Company’s Annual Report on Form 20-F, and recommends to the Board of Directors that these items be submitted to the shareholders’ meeting for approval;

•	provides an open avenue of communication among the Company’s independent auditors, financial and senior management, and the Board of Directors;
•	reviews and updates the Company’s Code of Business Conduct and Ethics, ensures that a system exists to enforce the Code, and ensures that the Code complies with all applicable rules and regulations;
•	ensures that the Company’s management and independent auditors assess current financial reporting issues and practices; and
•	reviews and pre-approves both audit and non-audit services to be provided by the Company’s independent auditors.

D. EMPLOYEES

As of December 31, 2025, 2024, and 2023, the number of employees at the Company (excluding Pact-Yixing) were as follows respectively:

	2025	2024	2023
Marketing and sales	8	7	7
Administrative	13	13	13
Technical	3	3	3
Total full-time employees	24	23	23

On December 31, 2025, 2024, and 2023, the number of employees at Pact-Yixing were as follows respectively:

	2025	2024	2023
Administrative	6	6	6
Technical	17	18	18
Total full time employees	23	24	24

The Company’s employees are located in Hong Kong and mainland China.

None of the Company’s employees is represented by a labor union or covered by a collective bargaining agreement. The Company has not experienced any work stoppages, and management considers its relations with employees to be good.

E. SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of April 15, 2026 by (i) each person known to the Company to own 5% or more of the outstanding ordinary shares, (ii) each director and executive officer of the Company, and (iii) all officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power, investment power, or the power to receive the economic benefit of ownership with respect to the relevant securities. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, the Company has included all ordinary shares that the person has the right to acquire within 60 days of April 15, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security. Such shares are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to the table below, the percentage ownership calculations are based on 7,411,464 ordinary shares outstanding as of April 15, 2026. For persons who hold options exercisable within 60 days of April 15, 2026, the denominator used to calculate their percentage ownership also includes the number of shares issuable to that person upon exercise of such options, in accordance with Rule 13d-3 under the Exchange Act.

None of the Company’s existing shareholders has voting rights that differ from those of any other shareholder. To the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, foreign government, or other natural or legal person or persons, acting severally or jointly. The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Amount And Nature of Beneficial Ownership		Approximate Percentage Of Ordinary Shares Owned
T.C. Leung (1)	3,999,347		53.96%

Alex Sham(1)	201,452		2.72%

Jerry Wong(1)	153,242	(2)	2.06	%(5)

Yi Sun(1)	—		—

Fu Ming Chen(1)	—		—

Janet Cheang(1)	—		—

David YL Leung(1)	94,250	(3)(4)	1.26	%(5)

All Executive Officers and Directors of the Company as a group (7 persons)	4,448,291		59.11	%(5)

(1)	The business address of each of the Company’s officers and directors is c/o Euro Tech (Far East) Limited., Unit D, 18th Floor, Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong.
(2)

Includes 22,500 ordinary shares issuable upon exercise of a stock option granted under the Company’s 2019 Stock Option and Incentive Plan, exercisable from April 1, 2024 to April 18, 2029 at an exercise price of US$1.8674 per share.

(3)

Includes 16,250 ordinary shares issuable upon exercise of a stock option granted under the Company’s 2019 Stock Option and Incentive Plan, exercisable from January 1, 2022 to April 18, 2029 at an exercise price of US$1.04 per share.

(4)

Includes 75,000 ordinary shares issuable upon exercise of a stock option granted under the Company’s 2019 Stock Option and Incentive Plan, exercisable from April 1, 2024 to April 18, 2029 at an exercise price of US$1.8674 per share.

(5)

The percentage ownership of Jerry Wong is calculated based on 7,433,964 ordinary shares, being 7,411,464 ordinary shares outstanding as of April 15, 2026 plus 22,500 ordinary shares issuable to Jerry Wong upon exercise of his stock option within 60 days of April 15, 2026. The percentage ownership of David YL Leung is calculated based on 7,502,714 ordinary shares, being 7,411,464 ordinary shares outstanding as of April 15, 2026 plus 91,250 ordinary shares issuable to David YL Leung upon exercise of his stock options within 60 days of April 15, 2026. The percentage ownership of all executive officers and directors as a group is calculated based on 7,525,214 ordinary shares, being 7,411,464 ordinary shares outstanding as of April 15, 2026 plus 113,750 ordinary shares issuable upon exercise of stock options held by members of the group that are exercisable within 60 days of April 15, 2026.

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

Dividend Policy

The payment of future cash dividends, if any, is within the discretion of the Board of Directors and will depend upon the Company’s earnings, capital requirements, financial condition, and such other factors as the Board of Directors may deem relevant. The Company did not declare any dividend in Fiscal 2023, 2024 and 2025, except on May 28, 2024, the Company declared a dividend in the aggregate amount of US$617,303.92, paid to all holders of record of the Company’s ordinary shares as of June 13, 2024. The Board of Directors does not presently intend to declare any cash dividends in the foreseeable future and instead intends to retain all earnings, if any, for use in the operations of the Company and its subsidiaries.

Euro Tech Holdings Company Limited is a holding company incorporated in the BVI with no operations of its own. The Company relies on dividends from its subsidiaries and affiliates in mainland China, Hong Kong, Singapore, and the BVI to fund its cash requirements, including any future payment of dividends to shareholders. The ability of the Company’s subsidiaries in each of these jurisdictions to pay dividends to the Company may be restricted by applicable laws and regulations in their respective jurisdictions of incorporation or operation, as described under “Item 5.B — Liquidity and Capital Resources — Holding Company Structure and Restrictions on Cash Transfers.”

B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The Company has one class of securities presently registered: ordinary shares. These securities are presently traded on the Nasdaq Capital Market under the trading symbols “CLWT“.

B. PLAN OF DISTRIBUTION

This item does not apply to Annual Reports on Form 20-F.

C. MARKETS

See – Item 9A. “Listing Details.“

D. SELLING SHAREHOLDERS

This item does not apply to Annual Reports on Form 20-F.

E. DILUTION

This item does not apply to Annual Reports on Form 20-F.

F. EXPENSES OF THE ISSUE

This item does not apply to Annual Reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

This item does not apply to Annual Reports on Form 20-F.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate History and Re-registration

On January 1, 2005, the BVI Business Companies Act (as amended, the “BC Act”) came into force with the objective of replacing the then-applicable International Business Companies Act (the “IBC Act”) over a two-year transitional period. The Company was originally incorporated under the IBC Act. On January 1, 2007, the Company was automatically re-registered under the BC Act as a BVI Business Company. Companies that were automatically re-registered on January 1, 2007 were not required to submit a new memorandum and articles of association, and certain key provisions of the IBC Act were carried forward into the BC Act through transitional provisions (the “Transitional Provisions”). The Transitional Provisions preserved well-established concepts from the IBC Act — such as “authorized capital,” “capital accounts,” and “surplus accounts” — until such time as the relevant company elected to adopt and register a new memorandum and articles of association fully conforming with the BC Act.

In November 2011 and January 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission, which became effective upon filing on November 29, 2011 and January 30, 2012, respectively. The amendments served, among other purposes, to: (i) disapply the Transitional Provisions; and (ii) remove the IBC Act concepts of authorized capital, capital accounts, and surplus accounts from the Company’s constitutional documents, thereby eliminating a layer of requirements that would otherwise apply to share splits, reverse share splits, redemptions, and dividends. The Company’s accounting treatment of share capital was not affected by these amendments. A summary of the amendments is set out in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012, which are incorporated herein by reference.

The following is a summary of certain terms of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”) and the BC Act relating to the Company’s securities. This summary does not purport to be complete and is qualified in its entirety by reference to the BC Act and the Memorandum and Articles, copies of which have been filed with the SEC.

Ordinary Shares

Holders of the Company’s ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders, including the election of directors. Holders of ordinary shares do not have cumulative voting rights in the election of directors. All ordinary shares rank equally with respect to liquidation and dividend rights. In the event of a liquidation of the Company, all assets available for distribution to holders of ordinary shares are distributable among them pro rata in accordance with their respective shareholdings. All outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid, and non-assessable.

Amendment of Memorandum and Articles of Association

Pursuant to the Company’s Memorandum and Articles and applicable BVI law, the Company’s Memorandum and Articles may be amended by a resolution of the Board of Directors without shareholder approval. This includes amendments to increase or reduce the Company’s authorized share capital or to change the par value of its shares. The ability of the Board of Directors to amend the Memorandum and Articles without shareholder approval could have the effect of delaying, deterring, or preventing a change of control of the Company without further action by shareholders, including in connection with a tender offer to purchase ordinary shares at a premium to the then-current market price.

Minority Shareholder Protections

Under United States law, majority and controlling shareholders generally owe fiduciary duties to minority shareholders, and actions by controlling shareholders that are manifestly unreasonable may be declared null and void. BVI law does not afford minority shareholders the same breadth of protections available under the laws of United States jurisdictions in all circumstances. In particular, BVI law does not permit a shareholder of a BVI company to bring a derivative action — that is, an action brought in the name of and for the benefit of the Company — and the circumstances in which other forms of shareholder action may be available under BVI law may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a United States company.

Preferred Shares

The Board of Directors may, without further shareholder approval, issue preferred shares in one or more series and may, with respect to each such series, establish the designation and number of shares to be issued and the relative rights and preferences of that series, including provisions regarding voting powers, redemption rights, dividend rights, rights upon liquidation, and conversion rights. The issuance of preferred shares could adversely affect the rights of holders of ordinary shares by, among other things, establishing preferential dividend, liquidation, and voting rights. The Company has not issued any preferred shares and has no present intention to do so. The issuance of preferred shares could discourage or defeat efforts to acquire control of the Company through the acquisition of ordinary shares.

Share Register and Transfer

The Company maintains a share register at its registered office in the BVI. The Company’s BVI registered number is 200960. The objects of the Company are to engage in any act or activity that is not prohibited under BVI law. Under the Memorandum and Articles, the Company is not required to treat the holder of a registered share as a shareholder until that person’s name has been entered in the share register.

Holders of ordinary shares are entitled to one vote per ordinary share held of record. The voting powers, if any, of holders of preferred shares shall be as set out in the resolution of the Board of Directors providing for the issuance of the relevant series of preferred shares.

Shareholders’ Meetings

The Board of Directors may convene meetings of shareholders at such times and in such manner and at such places within or outside the BVI as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting shares of the Company, the directors must convene a meeting of shareholders.

A shareholder may participate in a meeting of shareholders by telephone or other electronic means, provided that all shareholders participating in the meeting are able to hear each other.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, shareholders holding not less than 50% of the votes attaching to the shares or class or series of shares entitled to vote on the resolutions to be considered at the meeting are present in person or by proxy. If a quorum is not present, the meeting shall, if convened upon the requisition of shareholders, be dissolved; in any other case, it shall stand adjourned to the next business day at the same time and place, or to such other time and place as the directors may determine. If at the adjourned meeting shareholders holding not less than one-third of the votes attaching to the shares or each class or series of shares entitled to vote on the resolutions to be considered are present in person or by proxy, those present shall constitute a quorum; otherwise the meeting shall be dissolved.

Any action that may be taken by shareholders at a meeting may also be taken by a resolution consented to in writing or by electronic communication by shareholders holding a majority, or such greater number, of the shares entitled to vote as may be required, without the need for prior notice. If the resolution is not consented to by all shareholders entitled to vote, a copy of the resolution shall be sent to all non-consenting shareholders.

Pre-emptive Rights

Holders of ordinary shares and preferred shares are not entitled to any pre-emptive or similar rights in respect of any issuance of shares by the Company.

Conflicts of Interest

No agreement or transaction between the Company and one or more of its directors, or any person in which any director has a financial interest or to whom any director is related (including as a director of that other person), is void or voidable solely by reason of that relationship or interest, or solely because the relevant director is present at the meeting of directors or committee of directors that approves the agreement or transaction, or because that director’s vote or consent is counted for that purpose, provided that the material facts of each director’s interest in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the other directors. A director who has an interest in any matter to be considered at a meeting of directors or shareholders may be counted for the purpose of determining whether the meeting is duly constituted.

Purchase and Redemption of Shares

No purchase, redemption, or other acquisition of the Company’s shares may be made unless the directors determine that, immediately after such purchase, redemption, or acquisition: (i) the Company will be able to satisfy its liabilities as they become due in the ordinary course of business; and (ii) the realizable value of the Company’s assets will not be less than the sum of its total liabilities (other than deferred taxes) as shown in the books of account, together with its capital. In the absence of fraud, the determination of the directors as to the realizable value of the Company’s assets is conclusive, unless a question of law is involved.

Duration, Liquidation, and Merger

The Company shall continue in existence until wound up and dissolved by a resolution of shareholders or pursuant to applicable insolvency or liquidation legislation in force in the BVI. Under BVI law, the Company may merge with another company — including a parent company or subsidiary — incorporated in the BVI or in a jurisdiction outside the BVI whose laws permit such a merger. Any merger must be authorized by the Board of Directors and approved by the shareholders of the Company.

Board of Directors

The business and affairs of the Company are managed by the Board of Directors, which may exercise all powers of the Company that are not reserved to the shareholders by BVI law or by the Memorandum and Articles.

C. MATERIAL CONTRACTS

During Fiscal 2024 and Fiscal 2025, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business and other than those described in “Item 4. Information on the Company“ and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions“ or elsewhere in this Annual Report on Form 20-F.

D. EXCHANGE CONTROLS

British Virgin Islands

There are no BVI laws that impose exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. BVI law and the Company’s Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares.

Singapore

There are no exchange control restrictions in Singapore that restrict the Company’s ability, through Euro Tech Global Pte. Limited, to pay dividends or make other payments to non-resident holders of the Company’s securities. Singapore does not currently operate a foreign exchange control regime, and there are no Singapore laws that impose limitations on the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares.

Hong Kong

There are no exchange control restrictions on the payment of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations in Hong Kong, where the Company’s principal executive offices are located.

Mainland China

The PRC government maintains a unified exchange rate system and a comprehensive system of foreign exchange controls administered primarily by the State Administration of Foreign Exchange (“SAFE”). The Renminbi is not freely convertible into foreign currencies for capital account transactions. Cross-border transfers of funds — including the remittance of dividends, profits, and other distributions from the Company’s PRC subsidiaries to entities outside mainland China — are subject to PRC regulations governing foreign exchange, which require, among other things, that such transfers be processed through banks authorized to conduct foreign exchange business and comply with applicable SAFE registration and approval requirements.

Under applicable PRC regulations, the Company’s PRC subsidiaries may only pay dividends out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations, and are required to set aside a portion of such profits into statutory reserve funds before any dividend distribution may be made. As a result, the ability of the Company’s PRC subsidiaries to remit funds to the Company’s Hong Kong and Singapore intermediate holding companies — and ultimately to the BVI holding company — may be subject to restrictions and approval requirements under PRC foreign exchange control regulations.

The foregoing description of PRC exchange controls is based on laws and regulations currently in effect and is subject to change. Any future tightening of PRC foreign exchange controls could materially and adversely affect the Company’s ability to fund its operations, pay dividends to shareholders, or otherwise transfer funds within its corporate group.

 E. TAXATION

The following summary of the material BVI, Singapore, Hong Kong, mainland China and United States federal income tax consequences of an investment in the Company’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in the Company’s ordinary shares, such as the tax consequences under state, local, and other tax laws. Prospective investors are urged to consult their own tax advisors regarding the tax consequences of an investment in the Company’s ordinary shares in light of their particular circumstances.

British Virgin Islands

The Company and Pact Asia Pacific Limited are exempted from taxation in the BVI under applicable BVI law.

Singapore

The Company’s subsidiaries incorporated in Singapore are subject to Singapore corporate income tax at a rate of 17%.

Hong Kong

The Company’s Hong Kong subsidiary, Far East, is subject to Hong Kong profits tax on its assessable profits. Hong Kong profits tax is levied at a two-tier rate: 8.25% on the first HK$2,000,000 (approximately US$256,000) of assessable profits and 16.5% on assessable profits in excess of that threshold. Assessable profits are computed on the basis of income for financial reporting purposes, adjusted for items that are not assessable or not deductible for profits tax purposes.

Mainland China

Enterprise Income Tax

The Company’s subsidiaries in mainland China are subject to PRC Enterprise Income Tax (“EIT”) under the PRC Enterprise Income Tax Law and its implementing regulations. The standard EIT rate applicable to the Company’s PRC subsidiaries is 25%.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, is subject to EIT at the standard rate of 25%, after offsetting any available losses carried forward. As of December 31, 2025, ETTS had an assessable loss carried forward of US$10,000, as agreed with the local tax authority, available to offset future taxable profits. Such losses will expire in 5 years from the year in which they arose. ETTS ceased its active business operations in 2021.

Shanghai Euro Tech Limited (“SET”), a subsidiary of Far East, was subject to EIT at the standard rate of 25% prior to its re-registration in October, 2024.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”) is subject to EIT at the standard rate of 25%, after offsetting any available losses carried forward. As of December 31, 2025, Pact-Yixing had an assessable loss carried forward of US$662,000, as agreed with the local tax authority, available to offset future taxable profits. Such losses will expire five years from the year in which they arose.

Withholding Tax on Dividends

Under the PRC Enterprise Income Tax Law and its implementation rules, profits earned by the Company’s PRC subsidiaries on or after January 1, 2008 and distributed to a foreign holding company are subject to a withholding tax at a rate of 10%, unless reduced by an applicable tax treaty. Aggregate undistributed earnings of Far East’s PRC subsidiaries that are available for distribution to Far East were approximately US$0.6 million on December 31, 2025. The Company intends to reinvest these earnings and accordingly has not recognized any deferred tax liability for the PRC withholding taxes that would be payable upon their distribution to Far East. Distributions made out of earnings accumulated prior to January 1, 2008 are not subject to this withholding tax.

Reconciliation Of Statutory and Effective Tax Rates

The following table sets forth the items comprising the difference between income taxes computed at the applicable Hong Kong profits tax and PRC EIT statutory rates and the Company’s effective income tax rates for Fiscal 2025, Fiscal 2024, and Fiscal 2023:

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Income before income taxes	194	519	1,695

Computed tax at statutory rates	(37)	(100)	78
Change in valuation allowances	(1)	62	(79)
Non-taxable income	72	-	-
Non-deductible expenses	(42)	(34)	(44)
Tax effect on tax loss not recognized	16	-	-
Tax effect on temporary difference	(35)	-	-
Income taxes (expense) at effective tax rate	(27)	(72)	(45)

PRC Statutory Reserves

Under the applicable PRC laws and regulations, the Company’s PRC subsidiaries are required to appropriate a portion of their respective annual net income to the statutory reserve fund.

(i) Statutory reserve fund.

The Company’s PRC subsidiaries are required to allocate at least 10% of their annual after-tax net income to the statutory reserve fund until the cumulative balance of that fund reaches 50% of the relevant subsidiary’s registered capital. Subject to approval by the relevant authorities, the statutory reserve fund may be used to offset accumulated losses or to increase registered capital, provided that the fund is maintained at a minimum of 25% of registered capital following any such application.

Under applicable PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain net assets in the form of dividend payments, loans, or advances. The restricted amounts include paid-in capital and statutory reserves, as determined in accordance with PRC generally accepted accounting principles, totaling US$2,150,000 as of December 31, 2025.

United States Federal Income Taxation

The following is a summary of the material United States federal income tax considerations that may be relevant to the purchase, ownership, and disposition of the Company’s ordinary shares.

This discussion applies only to U.S. Holders (as defined below) that hold the ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances. In particular, this discussion does not address the tax treatment of persons subject to special U.S. taxation rules, including: banks and other financial institutions; insurance companies; tax-exempt entities and retirement plans; regulated investment companies; partnerships and other pass-through entities; dealers in securities or currencies; brokers and traders in securities electing to mark to market; financial institutions; U.S. expatriates; persons who acquired our ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated investment; persons whose functional currency is not the U.S. Dollar; or persons that own (or are deemed to own) 10% or more of the Company’s stock by vote or value.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or to differing interpretation. This discussion does not address U.S. state or local tax considerations, non-U.S. tax considerations, or any U.S. federal estate, gift, Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders (as defined below), or alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or (d) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding our ordinary shares is urged to consult its own tax advisor regarding tax consequences of an investment in our ordinary shares.

Each U.S. Holder considering an investment in, or holding or disposing of, our ordinary shares is urged to consult his or her own tax advisor concerning the U.S. federal, state, local, and non-U.S. income and other tax consequences of the purchase, ownership, and disposition of our ordinary shares in light of such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Rules

The Company will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which either: (a) at least 75% of our gross income for such taxable year is passive income; or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income.  If we, directly or indirectly, own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The annual PFIC determination to be made by a U.S. Holder of our ordinary shares is an inherently factual determination based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of our income and assets from time to time, and the nature of the activities performed by our officers and employees. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares as well as our goodwill and other assets and income and because there are uncertainties in the application of the relevant rules, we are uncertain if we would be considered to be a PFIC for Fiscal 2025. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2026 or any future calendar years.

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

A U.S. Holder that holds ordinary shares in any year in which the Company is classified as a PFIC may make a “deemed sale” election in a subsequent taxable year in which the Company is not classified as a PFIC. If a valid deemed sale election is made, the U.S. Holder will be treated as having sold all of its ordinary shares for their fair market value on the last day of the last taxable year in which the Company was classified as a PFIC, and the ordinary shares will no longer be treated as PFIC stock (provided the Company is not reclassified as a PFIC in a subsequent year). Any gain recognized as a result of the deemed sale will be subject to tax as an excess distribution received on the last day of the last taxable year in which the Company was classified as a PFIC. The U.S. Holder’s tax basis in the ordinary shares will be increased to reflect the gain recognized, and the U.S. Holder’s holding period will begin on the day after the Company ceased to be classified as a PFIC. No loss may be recognized in connection with a deemed sale election.

U.S. Holders may also be required to file certain information returns with the Internal Revenue Service in connection with an investment in a PFIC.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are "marketable." Ordinary shares will be marketable if they are "regularly traded" on a "qualified exchange" or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder's tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder that owns stock in a PFIC for U.S. federal income tax purposes may make a "qualified electing fund" election (a "QEF Election") with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC, including the availability of any elections that may be available to mitigate the adverse consequences described above.

Sale or Other Disposition of Ordinary Shares

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

Foreign Financial Asset Reporting

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

Backup Withholding Tax and Information Reporting

Proceeds from the sale or other disposition of a U.S. Holder’s ordinary shares may be subject to information reporting to the Internal Revenue Service and, in certain circumstances, to U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification).

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

H. DOCUMENTS ON DISPLAY

The Company has filed this Annual Report on Form 20-F with the SEC pursuant to the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to herein are not necessarily complete. With respect to each document filed as an exhibit to this Annual Report, reference is made to the relevant exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

As a foreign private issuer, the Company is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. This Annual Report on Form 20-F, as well as other reports and information filed by the Company with the SEC, are available to the public through the SEC’s website at http://www.sec.gov. Physical copies of documents filed with the SEC may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

In accordance with Nasdaq Stock Market Rule 5250(d), the Company will post this Annual Report on Form 20-F on its website at www.euro-tech.com. The Company will provide hardcopies of its Annual Report free of charge to shareholders upon request.

 I. SUBSIDIARY INFORMATION

For information on the Company’s subsidiaries see – Item 4C. The separate financial statements of Blue Sky as required under Regulation S-X 210.3-09, an entity in which the Company owns a 19.42% equity interest are attached to this Annual Report.

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risks

The Company is exposed to market risk arising from changes in foreign currency exchange rates. The Company’s revenues are denominated in Hong Kong Dollars and Renminbi. The majority of the Company’s expenses and cost of revenues are denominated in Hong Kong Dollars, followed by Renminbi, U.S. Dollars, Japanese yen, and euros. As a result, the Company is subject to risks associated with fluctuations in the relative values of the U.S. Dollar, Hong Kong Dollar, Renminbi, Japanese yen, and euro.

The Company does not currently maintain a hedging program with respect to its foreign currency exchange rate exposure. Any material appreciation in the value of the Hong Kong Dollar, Renminbi, Japanese yen, or euro relative to the U.S. Dollar could increase the Company’s expenses and cost of revenues and could therefore have a material adverse effect on the Company’s business, financial condition, and results of operations.

Inflation Risk

The Company cannot determine with precision the effect of inflation on its operations. The Company does not believe that inflation has had a material effect on its revenues or results of operations during the periods covered by this Annual Report. However, there can be no assurance that the Company will not be materially affected by higher rates of inflation in future periods.

If the rate of inflation in mainland China increases, the PRC government may introduce measures intended to reduce inflationary pressures. Any such measures may not be successful in reducing or slowing the rate of inflation, and efforts by the PRC government to curb inflation may simultaneously curb economic growth, increase the Company’s overhead costs, and adversely affect the Company’s revenues. Sustained or increased inflation in mainland China could have an adverse impact on the broader PRC economy and could materially and adversely affect the Company’s business and financial results.

Interest Rate Risk

The Company is not currently exposed to material earnings or cash flow risk arising from changes in interest rates on debt obligations, as the Company had no material bank indebtedness. The Company does not currently anticipate entering into interest rate swap agreements or similar instruments.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 20, 2011, the Company received a deficiency letter from Nasdaq notifying the Company that it was no longer in compliance with Nasdaq’s minimum bid price listing maintenance requirement, as the closing bid price of the Company’s ordinary shares had fallen below US$ 1.00 per share for 30 consecutive trading days. In order to regain compliance with this requirement, in January 2012, the Company effected a reverse share split of its ordinary shares at a ratio of two shares for every eleven shares previously outstanding (the “Reverse Split”).

To facilitate the Reverse Split, the Company amended the par value of its ordinary shares from US$0.01 per share to no par value.

In connection with the Reverse Split and to comply with applicable Nasdaq listing rules, in November 2011 and January 2012 the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission. The amendments served, among other purposes, to: (i) disapply the Transitional Provisions carried forward from the International Business Companies Act (the “IBC Act”) upon the Company’s automatic re-registration under the BVI Business Companies Act (as amended, the “BC Act”) on January 1, 2007; and (ii) remove from the Company’s constitutional documents the IBC Act concepts of authorized capital, capital accounts, and surplus accounts, thereby eliminating a layer of requirements that would otherwise apply to share splits, reverse share splits, redemptions, and dividends. The Company’s accounting treatment of share capital was not affected by these amendments. A summary of the amendments is set out in the Company’s Forms 6-K filed with the SEC on November 30, 2011 and February 6, 2012, which are incorporated herein by reference.

For a more detailed description of the Company’s corporate history, re-registration under the BC Act, and the terms of the Company’s Amended and Restated Memorandum and Articles of Association, see “Item 10.B — Memorandum and Articles of Association.”

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

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management has identified two significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “significant deficiency“ is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected; and a “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The significant deficiency identified relates to a lack of segregation of duties in bank payment processes. To remediate this deficiency, management has determined that dual payment authorization may need to be implemented for all bank accounts, such that no single individual has the ability to both initiate and approve bank transactions. This control enhancement is intended to strengthen oversight over cash disbursements and reduce the risk of unauthorized or inappropriate payments.

Although dual signatory authorization is not currently required for certain bank accounts, management has established procedures under which bank payments are subject to review and approval by different parties involved in the payment process. Specifically, the initiation and approval of payments are performed by separate individuals. Management believes that these procedures provide an appropriate level of oversight and function as compensating controls to partially address the risks associated with limited segregation of duties.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Yi Sun, an independent director of the Company (under the standards set forth in Rule 10A-3 of the Exchange Act and the NASDAQ listing rules) and a member of our Audit Committee, meets the criteria for an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K promulgated by the SEC.

ITEM 16B.CODE OF ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees, including provisions that specifically apply to our chief executive officer, chief financial officer. and any other persons who perform similar functions for us. The Company will provide a copy of the Code of Business Conduct and Ethics, without charge, to any person who submits a written request to our offices at the address set forth on the cover page of this Annual Report. The Company will respond to all such requests within ten business days of receipt.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by J&S, our principal independent registered public accounting firm, in connection with professional services rendered for the fiscal years ended December 31, 2025 and December 31, 2024. No fees other than those set forth below were paid to J&S during the periods indicated.

	For the Year Ended December 31
	2025	2024
	US$	US$
Audit fees (1)	150,000	150,000
Audit-related fees(2)	-	—
Tax fees(3)	-	—
All other fees	-	—
Total	150,000	150,000

(1)

“Audit fees” consists of fees billed for professional services rendered by J&S for the audit of the Company’s annual consolidated financial statements included in this Annual Report on Form 20-F and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” consists of fees billed for assurance and related services rendered by J&S that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit fees.” No audit-related fees were billed during the fiscal years ended December 31, 2025 or December 31, 2024.

(3)

“Tax fees” consists of fees billed for professional services rendered by J&S for tax compliance, tax advice, and tax planning. No tax fees were billed during the fiscal years ended December 31, 2025 or December 31, 2024.

The Audit Committee has adopted a pre-approval policy for the engagement of the Company’s independent registered public accounting firm to perform permitted audit and non-audit services. Under this policy, which is designed to ensure that such engagements do not impair the independence of the Company’s auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of audit services, audit-related services, tax services, and other services that may be performed by the Company’s independent registered public accounting firm, together with the maximum pre-approved fees payable as compensation for each category of pre-approved service. Any proposed services exceeding the applicable maximum pre-approved fees require specific prior approval by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company is subject to Rule 10A-3 under the Exchange Act, which requires that the audit committee of a listed company be composed entirely of independent directors, subject to certain exemptions.

The Company does not rely on any exemption from the audit committee independence requirements of Rule 10A-3 or Nasdaq Listing Rule 5605(c)(2)(A). The Company's Audit Committee currently consists of three members — Yi Sun, Janet Cheang, and Fu Ming Chen — each of whom the Board of Directors has determined satisfies the applicable independence requirements under Rule 10A-3 of the Exchange Act and Nasdaq Listing Rule 5605(a)(2). The Company is therefore in full compliance with the audit committee composition and independence requirements applicable to listed companies under Rule 10A-3 and Nasdaq Listing Rule 5605(c)(2)(A).

The Board of Directors has determined that Yi Sun meets the criteria for an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K, and that Mr. Sun qualifies as an independent director under the standards set forth in Rule 10A-3 of the Exchange Act and the Nasdaq listing rules.

Accordingly, no exemption from the listing standards for audit committees is being claimed or relied upon by the Company in connection with this Annual Report.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On February 20, 2025, our board of director approved a share repurchase program to repurchase up to 350,000 ordinary shares for an aggregate purchase price of not more than US$500,000 over a period of one year (the “2025 Repurchase Program”). The 2025 Repurchase Program expired on February 19, 2026.

On March 3, 2026, our board of director approved a share repurchase program to repurchase up to 250,000 ordinary shares for an aggregate purchase price of not more than US$350,000 over a period of one year (the “2026 Repurchase Program”). The 2026 Repurchase Program will expire on March 2, 2027.

During Fiscal 2025, we repurchased an aggregate of 271,787 ordinary shares for an aggregate consideration of approximately US$318,593 under the 2025 Repurchase Program, at a weighted average price of approximately US$1.17 per share.

The table below summarizes all repurchases of the Company’s ordinary shares made during Fiscal 2025.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January, 2025
February, 2025	23,726	1.22	23,726	326,274
March, 2025	33,211	1.31	33,211	293,063
April, 2025	64,284	1.13	64,284	228,779
May, 2025	10,267	1.13	10,267	218,512
June, 2025	15,285	1.15	15,285	203,227
July, 2025	17,293	1.18	17,293	185,934
August, 2025	6,816	1.24	6,816	179,118
September, 2025	1,700	1.35	1,700	177,418
October, 2025	1,600	1.25	1,600	175,818
November, 2025	24,633	1.11	24,633	151,185
December, 2025	72,972	1.15	72,972	78,213
Total	271,787		271,787	78,213

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No change in the Company’s certifying accountant occurred during Fiscal 2024 or Fiscal 2025, and no change occurred during any subsequent interim period prior to the filing of this Annual Report. Accordingly, the disclosure requirements of Item 16F(a) are not applicable with respect to Fiscal 2024 or Fiscal 2025.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. The Company’s ordinary shares are listed on Nasdaq, and the Company is therefore subject to Nasdaq’s corporate governance requirements. In addition, as a company incorporated in the BVI, the Company’s corporate governance practices are also governed by applicable BVI law and the Company’s Memorandum and Articles of Association.

Foreign Private Issuer Exemptions

As a foreign private issuer, the Company is permitted under Nasdaq Listing Rule 5615(a)(3) to follow home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. The Company’s BVI counsel has provided a letter to Nasdaq certifying that the Company’s practice of following the provisions of BVI law and its Memorandum and Articles of Association in lieu of certain Nasdaq corporate governance rules is not prohibited under any statutory provision of BVI law. The following summarizes the material ways in which the Company’s corporate governance practices differ from the requirements applicable to domestic U.S. issuers under the Nasdaq listing standards:

Controlled Company Exemption

The Company has been designated as a “Controlled Company” under Nasdaq Listing Rule 5615(c), as a majority of the Company’s outstanding ordinary shares are beneficially owned by T.C. Leung, who has disclosed his status as a “control person” in his filings with the SEC. As a Controlled Company, the Company is exempt from the following Nasdaq corporate governance requirements:

•	the requirement that a majority of the Board of Directors be comprised of independent directors (Nasdaq Listing Rule 5605(b)(1));
•

the requirement that the compensation of the Chief Executive Officer be determined or recommended solely by a majority of the independent directors or a compensation committee comprised solely of independent directors (Nasdaq Listing Rule 5605(d)); and

•

the requirement that director nominations be determined or recommended solely by a majority of the independent directors or a nominations committee comprised solely of independent directors (Nasdaq Listing Rule 5605(e)).

The Company does not have a stand-alone compensation committee or a nomination and corporate governance committee. As a result, shareholders may not have the same protections afforded to shareholders of companies subject to all Nasdaq corporate governance requirements applicable to U.S. domestic issuers.

Audit Committee

Nasdaq Listing Rule 5605(c)(2)(A) requires each listed company to have, and to maintain, an audit committee of at least three members, all of whom must satisfy the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. The Company’s Audit Committee currently consists of three members — Yi Sun, Janet Cheang, and Fu Ming Chen — each of whom the Board of Directors has determined satisfies the applicable independence requirements. The Company is in compliance with Nasdaq Listing Rule 5605(c)(2)(A).

Section 16(a) Reporting Obligations

Historically, the Company’s officers, directors, and shareholders owning more than 10% of the Company’s ordinary shares were exempt from the reporting obligations and short-swing profit recovery provisions of Section 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder, and were therefore not required to file reports of their beneficial ownership of, or transactions in, the Company’s ordinary shares on Forms 3, 4, and 5 with the SEC.

On December 18, 2025, the Holding Foreign Insiders Accountable Act (the “Act”) was signed into law. The Act amends Section 16(a) of the Exchange Act to require directors and officers of foreign private issuers — including the Company — to publicly report their beneficial ownership of, and transactions in, the equity securities of the relevant foreign private issuer by filing reports on the SEC’s EDGAR system. The new reporting requirements became effective on March 18, 2026, 90 days after the Act’s enactment.

As amended by the Act, Section 16(a) requires the Company’s directors and officers to file the following reports on EDGAR:

•

Form 3 — an initial statement of beneficial ownership, due at the time the Company’s securities are registered on a national securities exchange, within 10 days of an individual becoming a director or officer, or by March 18, 2026 for existing directors and officers;

•	Form 4 — a report of any change in beneficial ownership, due before the end of the second business day following the day on which the relevant transaction is executed; and
•	Form 5 — an Annual Report covering transactions not previously reported on Form 4, due within 45 days after the end of the Company’s fiscal year.

The Section 16(a) reporting requirements as amended by the Act do not apply to beneficial owners of more than 10% of the Company's registered equity securities, who remain subject to the separate reporting requirements of Sections 13(d) and 13(g) of the Exchange Act. In addition, the Company's directors and officers remain exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act.

The Company is incorporated in the Cayman Islands, which is not a qualifying jurisdiction under the SEC's exemptive order dated March 5, 2026, and accordingly the Company's directors and officers are not eligible to rely on such exemptive relief and are fully subject to Section 16(a) reporting requirements.

The Company's directors and officers were required to file their initial ownership reports on Form 3 by March 18, 2026. Certain of the Company’s directors and officers have filed, or are in the process of filing, their Form 3 initial ownership reports on a delayed basis. The Company is working with its directors and officers to ensure that all required filings are completed as promptly as practicable and that appropriate procedures are established to ensure timely ongoing compliance with Section 16(a) reporting obligations going forward, including Form 4 filings required within two business days of any reportable transaction.

General

The Company believes it is in compliance with all applicable Nasdaq corporate governance rules currently in effect and intends to comply with any future changes to those rules no later than the date on which such changes become effective.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

The Company wholly owns Euro Tech Global Pte. Limited (“Euro Tech Global”), which in turn wholly owns Euro Tech (Far East) Limited (“Far East”). Far East directly owns all or a majority of the equity interests in certain entities as listed in Exhibit 8.1 of this Annual Report. Other than Euro Tech Global, Far East, and these entities (collectively, the “Subsidiaries” and each, a “Subsidiary”), the Company does not have any other consolidated foreign operating entities. The Company does not use a variable interest entity structure.

The Company hereby discloses that,

(1) J&S Associate PLT (“J&S”), headquartered in Malaysia, audited its financial statements for each of the fiscal year ended December 31, 2023, 2024, an 2025 respectively;

(2) no governmental entity in the British Virgin Islands, Hong Kong, mainland China, Singapore, or Malaysia owns any shares of the Company or any Subsidiary;

(3) no governmental entity in the British Virgin Islands, Hong Kong, mainland China, Singapore, or Malaysia has any controlling financial interest with respect to the Company or any Subsidiary;

(4) none of the Company or any Subsidiary has any director who is an official of the Chinese Communist Party; and

(5) none of the Memorandum and Articles of Association or equivalent charter documents of the Company or any Subsidiary contains any charter of the Chinese Communist Party, including the text of any such charter.

The Company identifies the shareholders of the Company and each of the Company’s consolidated foreign operating entities as follows based on the relevant register of shareholders or similar corporate record.

Entity	Shareholder(s)
Euro Tech Holdings Company Limited

T.C. Leung, Alex Sham, Jerry Wong, and other shareholders that are not directors of the Company, none of which holds a majority of shares of the Company except T.C. Leung (please refer to Item 6.E of this Annual Report for details)

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

Each of the individuals listed above who is a director of the Company has provided written confirmation to the Company stating that he or she is not affiliated with any governmental entity in any jurisdiction.

To the Company’s knowledge, based on the information provided by Tamworth Industrial Ltd., a BVI company, the shareholders of Tamworth Industrial Ltd. are JIN Min Qi (who holds a majority of the shares of Tamworth Industrial Ltd.), CHEN Jian Jun and JI Ming.  Each of these three individuals has provided written confirmation to the Company that he or she is not affiliated with any governmental entity in any jurisdiction.

The Company identifies the members of the board of the Company and each of the Company’s consolidated foreign operating entities as follows, based on the relevant register of directors or similar corporate record, and relevant shareholders’ or directors’ resolutions.

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

Based on written confirmations received from each of the individuals listed above, none of these individuals is an official of the Chinese Communist Party, and none of them has any current or prior memberships on, or affiliations with, any committee of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

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

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors: (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our Annual Report on Form 20-F presented by our cybersecurity officer.

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

ITEM 19. EXHIBITS

Lists of Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association (1)

3.2	Amendments to Exhibit 3.1 (2)

4.11	Registrant’s Audit Committee Charter (3)

4.13	Euro Tech Holdings Company Limited 2019 Stock Option and Incentive Plan (4)

8.1	List of Subsidiaries (5)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

16.1	Insider Trading Policy*

97.1	Clawback Policy of the Registrant*

101 .INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Schema Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DBF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

1.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on November 30, 2011.
2.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on February 6, 2012.
3.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F filed on August 19, 2002.
4.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 6-K on April 25, 2019.
5.	Incorporated by reference, previously filed as an Exhibit to Registrant’s Form 20-F on April 30, 2025.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this Annual Report on its behalf.

EURO TECH HOLDINGS COMPANY LIMITED
(REGISTRANT)

April 30, 2026	By:	/s/ David YL Leung
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Euro Tech Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

8.	Reperformed the calculation of the revenue based on the percentage of completion method and where applicable, considered the implications of any changes in estimates; and

9.	Assess the adequacy of the Group’s disclosures related to revenue recognition under ASC 606.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

April 30, 2026

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
	US$’000	US$’000
ASSETS
Current asset:
Cash and cash equivalents	$4,283	$5,805
Restricted cash	897	1,132
Accounts receivable, net	1,995	1,386
Prepayments and other current assets	388	271
Contract assets	1,344	135
Inventories	344	500

Total current assets	9,251	9,229

Non-current assets:
Property, plant and equipment, net	151	159
Investments in affiliates	9,960	9,947
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	343	101
Deferred tax assets	36	62
Restricted cash	530	139

TOTAL ASSETS	$21,342	$20,708

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,724	$2,279
Contract liabilities	573	593
Other payables and accrued expenses	1,126	1,050
Current portion of long-term operating lease liabilities	169	83

Total current liabilities	4,592	4,005

Non-current liabilities:

Long-term operating lease liabilities, net of current portion	160	9

TOTAL LIABILITIES	4,752	4,014

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, 20,000,000 shares authorized and no par value; 7,902,332 and 7,899,832 issued and outstanding as of December 31, 2025 and 2024	125	123
Additional paid-in capital	9,774	9,774
Treasury stock, 455,320 and 183,533 shares at cost, as of December 31, 2025 and 2024, respectively	(1,126)	(807)
PRC statutory reserve	345	345
Accumulated other comprehensive loss	749	713
Retained earnings	5,752	5,595
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	15,619	15,743
Noncontrolling interests	971	951

Shareholders’ equity	16,590	16,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$21,342	$20,708

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue, net:
Trading and manufacturing	$7,384	$9,549	$12,143
Engineering	5,881	5,834	5,797
	13,265	15,383	17,940

Cost of revenue:
Trading and manufacturing	(5,527)	(7,300)	(9,751)
Engineering	(4,064)	(3,629)	(4,328)
	(9,591)	(10,929)	(14,079)

Gross profit	3,674	4,454	3,861

Operating expenses:
Finance costs		(1)	(7)
General and administrative expenses	(3,907)	(4,067)	(4,103)
Written off of disposal of property, plant and equipment	(3)	-	-
	(3,910)	(4,068)	(4,110)

(LOSS) INCOME FROM OPERATION	(236)	386	(249)

Other income:
Interest income	82	96	37
Equity in income of affiliates	334	398	1,927
Other income, net	14	37	(20)
Total other income, net	430	531	1,944

INCOME BEFORE INCOME TAXES	194	917	1,695

Income tax (expense)	(27)	(72)	(45)

NET INCOME	167	845	1,650

Net (income) loss attributable to noncontrolling interests	(10)	(111)	178

Net income attributable to Euro Tech Holdings Company Limited	$157	$734	$1,828

Other comprehensive income (loss):
Net income	167	845	1,650
Foreign currency adjustment loss	46	(19)	(9)

COMPREHENSIVE INCOME	213	826	1,641
Comprehensive income (loss) attributable to noncontrolling interests	(10)	(111)	195

Comprehensive income attributable to Euro Tech Holdings Company Limited	$203	$715	$1,836

Net income per ordinary share attributable to Euro Tech Holdings Company Limited
– Basic and Diluted	$0.02	$0.10	$0.24

Weighted average common shares outstanding
– Basic and Diluted	7,603,354	7,716,993	7,726,118

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2025	2024	2023

Cash flows (for) from operating activities:
Net income	$157	$734	$1,828

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation of property, plant and equipment	12	14	15
Amortization on right-of-use assets	(150)	132	(14)
Written off of property, plant and equipment	(3)	-	-
Stock-based compensation expense	-	12	47
Non-controlling interests in income / (loss) of subsidiaries	10	111	(178)
Equity in profit of affiliates	(334)	(398)	(1,927)
Deferred tax expenses	26	41	5
Change in non-current assets and liabilities:
Long-term operating lease obligations	151	(35)	(43)
Change in operating assets and liabilities:
Accounts receivable	(609)	1,478	(1,278)
Prepayments and other current assets	(117)	(25)	240
Contract assets	(1,209)	(69)	151
Inventories	156	223	(120)
Accounts payables	445	(1,177)	1,177
Contract liabilities	(20)	(57)	25
Other payables and accrued expenses	76	(74)	(107)
Income tax payable	-	(42)	42
Right-of-use assets and operating lease liabilities	(306)	(87)	57
Net cash (used in) provided by operating activities	(1,415)	781	(80)

Cash flows for investing activities:
Payment to acquire property, plant and equipment	(7)	(5)	(5)
Dividend received from affiliates	321	307	322
Net cash provided by investing activities	314	302	317

Cash flows for financing activities:
Issuance of ordinary shares on exercise of options	2	-	-
Dividend paid	-	(617)	-
Purchase of treasury stock	(319)	(7)	(14)
Proceeds from bank borrowings	-	-	666
Repayment to bank borrowings	-	(154)	(734)
Net cash used in financing activities	(317)	(778)	(82)

Foreign currency translation adjustment	52	(19)	(8)

Net change in cash, cash equivalents and restricted cash	(1,366)	286	147

BEGINNING OF YEAR	7,076	6,790	6,643

END OF YEAR	$5,710	$7,076	$6,790

Represented by:
Cash and cash equivalents	$4,283	$5,805	$5,453
Restricted cash	1,427	1,271	1,337
	$5,710	$7,076	$6,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$22	$77	$1
Cash paid for interest	$-	$1	$7

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Euro Tech Holdings Company Limited’s Shareholders
	Ordinary Share		Additional		Accumulated other comprehensive	PRC		Non-	Total
	No. of shares	Amount	paid-in capital	Treasure stock	(loss) income	statutory reserve	Retained earnings	controlling interests	shareholders’ equity

Balance as of January 1, 2023	7,899,832	$123	$9,715	$(786)	$725	$362	$3,633	$1,034	$14,806

Foreign currency translation adjustment	-	-	-	-	$8	-	-	$(17)	(9)
Purchase 10,700 shares of treasury stock	-	-	-	$(14)	-	-	-	-	(14)
Stock-based compensation expense	-	-	$47	-	-	-	-	-	47
Appropriation to statutory reserve	-	-	-	-	-	$(20)	$20	-	-
Net income for the year	-	-	-	-	-	-	1,828	(178)	1,650

Balance as of December 31, 2023	7,899,832	$123	$9,762	$(800)	$733	$342	$5,481	$839	$16,480

Balance as of January 1, 2024	7,899,832	$123	$9,762	$(800)	$733	$342	$5,481	$839	$16,480

Foreign currency translation adjustment	-	-	-	-	$(20)	-	-	$1	(19)
Dividend paid							$(617)		(617)
Purchase 5,133 shares of treasury stock	-	-	-	$(7)	-	-	-	-	(7)
Stock-based compensation expense	-	-	$12	-	-	-	-	-	12
Appropriation to statutory reserve	-	-	-	-	-	$3	$(3)	-	-
Net income for the year	-	-	-	-	-	-	$734	$111	845

Balance as of December 31, 2024	7,899,832	$123	$9,774	$(807)	$713	$345	$5,595	$951	$16,694

Balance as of January 1, 2025	7,899,832	$123	$9,774	$(807)	$713	$345	$5,595	$951	$16,694

Foreign currency translation adjustment	-	-	-	-	36	-	-	10	46
Exercise of stock options	2,500	2	-	-	-	-	-	-	2
Purchase shares of treasury stock	-	-	-	(319)	-	-	-	-	(319)
Stock-based compensation expense	-	-	-	-	-	-	-	-	-
Appropriation to statutory reserve	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	157	10	167

Balance as of December 31, 2025	7,902,332	$125	$9,774	$(1,126)	$749	$345	$5,752	$971	$16,590

See accompanying notes to consolidated financial statements.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The Company’s principal subsidiaries at December 31, 2025 and 2024 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			2025	2024

Euro Tech (Far East) Limited	Hong Kong	Marketing and trading of water and waste water related process control, analytical and testing instruments, disinfection equipment, supplies and related automation systems	100%	100%

Euro Tech Trading (Shanghai) Limited	The PRC	Inactive	100%	100%

Euro Tech Global Pte. Limited#	Singapore	Investment holding	100%	-

Yixing Pact Environmental Technology Co., Ltd.	The PRC	Design, manufacturing and operation of water and wastewater treatment and water desalination machinery and equipment	58%	58%

Pact Asia Pacific Limited	The British Virgin Islands	Sale of environmental protection equipment, undertaking environment protection projects and providing relevant technology advice, training and services	58%	58%

PACT Environmental Technology Pte. Ltd.	Singapore	Marketing and provision of after sales services of ballast water treatment systems and customized industrial wastewater solutions, equipment fabrication	58%	58%

Non-consolidating affiliate:

Zhejiang Tianlan Environmental Protection Technology Co. Ltd (“Blue Sky”) *	The PRC	Design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted	19.42%	19.42%

# This company was incorporated on March 3, 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The following schedule shows a reconciliation of backlog representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at December 31, 2025 and 2024, and from contractual agreements in effect at December 31, 2025, on which work has not yet begun:

US$’000

Contract revenue on uncompleted contracts at December 31, 2023	4,022
New contract awards during the year	5,621
Contract adjustment	30
Contract revenue recognized for the year	(5,834)
Backlog at December 31, 2024	3,839

Contract revenue on uncompleted contracts at December 31, 2024	3,839
New contract awards during the year	6,272
Contract adjustment	-
Contract revenue recognized for the year	(5,881)
Backlog at December 31, 2025	4,230

Our backlog increased from US$3,839,000 as of December 31, 2024 to US$4,230,000as of December 31, 2025, representing an increase of US$391,000. The increase in our backlog was primarily due to the delay in completion and fulfillment of existing orders by us in some of our existing projects. Nevertheless, the timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately US$Nil, US$Nil and US$Nil for the years ended December 31, 2025, 2024 and 2023 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

•	Advertising and promotional expenses

Advertising and promotional expenses (“A&P” expenses) are expensed as incurred. The A&P expenses amounted to approximately US$70,000, US$41,000 and US$29,000 for the years ended December 31, 2025, 2024 and 2023 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations and comprehensive income / (loss).

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2025, 2024 and 2023 respectively which would have a material impact on the Group’s consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s consolidated statements of operations and comprehensive income / (loss). Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Hong Kong and the PRC. The tax returns for 2025, 2024 and 2023 are subject to examination by Hong Kong and PRC taxing authorities, commencing with the first year filed.

•	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal. There were no cash equivalents as of December 31, 2025 and 2024.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during 2025, 2024 and 2023, respectively.

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

As a result of the annual qualitative review process in 2025 and 2024, the Group determined it was not necessary to perform a quantitative assessment.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top customers accounting for more than 5% of the Group’s revenue generated approximately 48%, 47% and 41% of consolidated revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties and government departments.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2025, two (2024: Nil) of the Group’s customers individually exceeded 10.0% of accounts receivable, net. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

As of December 31, 2025 and 2024, the Group determined that the carrying values of cash and cash equivalents, restricted cash, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, contract liabilities, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments. The Group has also determined that the fair value of non-controlling interest - put option is immaterial as of December 31, 2025, and is immaterial for 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing	7,384	9,549	12,143
Engineering	5,881	5,834	5,797
	13,265	15,383	17,940
Operating (loss) / income
Trading and manufacturing	(112)	278	377
Engineering	48	273	(438)
Unallocated corporate expenses	(172)	(165)	(188)
	(236)	386	(249)

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Depreciation:
Trading and manufacturing	9	11	11
Engineering	3	3	4
	12	14	15
Capital expenditures, gross
Trading and manufacturing	3	3	3
Engineering	4	2	2
	7	5	5

	December 31,
	2025	2024
	US$’000	US$’000
Assets
Trading and manufacturing	6,548	6,668
Engineering	14,794	14,040
	21,342	20,708
Liabilities
Trading and manufacturing	2,217	2,155
Engineering	2,535	1,859
	4,752	4,014

(ii) Geographical analysis of revenue by customer location is as follows:

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue -
The PRC	6,727	6,398	7,125
Hong Kong	6,015	6,745	9,879
Others	523	2,240	936
	13,265	15,383	17,940

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(iii) Long-lived assets (1)

Geographical analysis of long-lived assets is as follows:

	December 31,
	2025	2024
	US$’000	US$’000

Hong Kong	6	5
The PRC	145	154
	151	159

(1) Long-lived assets represent property, plant and equipment, net.

(iv) Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	Year ended December 31,
	2025	2024	2023

Supplier A	32%	26%	42%
Supplier B	18%	36%	23%
Supplier C	13%	8%	7%
Supplier D	6%	5%	5%

(v) Major customers

Details of individual customers accounting for more than 5% of the Group’s revenue are as follows:

	Year ended December 31,
	2025	2024	2023

Customer A	13%	9%	14%
Customer B	12%	5%	-
Customer C	10%	-	-
Customer D	7%	13%	10%
Customer E	6%	-	-
Customer F	-	9%	-
Customer G	-	6%	-
Customer H	-	5%	-
Customer I	-	-	7%
Customer J	-	-	5%
Customer K	-	-	5%

Note 4: Accounts receivable, net

Accounts receivable, net consisted of the following at December 31,:

	2025	2024
	US$’000	US$’000

Contract receivables	1,995	1,386
Less: allowance for doubtful accounts	-	-
	1,995	1,386

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2025	2024
	US$’000	US$’000

Balance at beginning of period	-	-
Add: change in allowances	-	-
Balance at end of period	-	-

The following is an aging analysis of accounts receivable, net at December 31:

	2025	2024
	US$’000	US$’000

Current	481	422
Past due
1-30 days	1,215	397
31-60 days	36	224
61-90 days	32	183
Greater than or equal to 91 days	231	160
	1,514	964
	1,995	1,386

Note 5: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	December 31,
	2025	2024
	US$’000	US$’000

Deposits paid	73	78
Prepayments	98	70
Other receivables	192	118
Income tax recoverable	25	2
Other tax recoverable	-	3
	388	271

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Contract assets consisted of the following at December 31:

	2025	2024
	US$’000	US$’000

Unbilled revenue	1,344	135

The Group’s consolidated balance sheets present contract liabilities which contains deferred revenue (previously identified as billings in excess of costs on uncompleted contracts) and unearned warranty revenue.

Contract liabilities consisted of the following at December 31:

	2025	2024
	US$’000	US$’000

Deferred revenue	573	593

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31,
	2025	2024
	US$’000	US$’000

Contract assets	1,344	135
Contract liabilities	(573)	(593)
Net contract liabilities	771	(458)

The difference between the opening and closing balances of the Group’s contract assets and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work. The amounts of revenue recognized in the period that were included in the opening contract liability balances were US$590,000 and US$133,000 for the years ended December 31, 2025 and 2024, respectively. The revenue consists primarily of work performed on previous billings to customers.

The net liabilities position for contracts in process consisted of the following at December 31:

	2025	2024
	US$’000	US$’000

Costs incurred in contracts in process	180	325
Revenue earned but not yet billed	1,314	102
Less: billings to date	(723)	(885)
	771	(458)

The net liabilities position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

	2025	2024
	US$’000	US$’000

Unbilled revenue	1,344	135
Deferred revenue	(573)	(593)
	771	(458)

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Disaggregated revenue from contracts

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue
Trading and manufacturing (revenue recognized at point in time)	7,384	9,549	12,143
Engineering (revenue recognized over time)	5,881	5,834	5,797
	13,265	15,383	17,940

Note 7: Inventories

	December 31,
	2025	2024
	US$’000	US$’000

Raw materials	71	76
Work in progress	82	58
Finished goods	191	366
	344	500

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the years ended December 31, 2025, and 2024, write-down of inventories amounted to US$7,000 and US$1,000, respectively, which were charged to cost of revenue in consolidated statements of operations and comprehensive income / (loss).

Note 8: Property, plant and equipment, net

	December 31,
	2025	2024
	US$’000	US$’000

Office premises*	673	673
Leasehold improvements	67	67
Furniture, fixtures and office equipment	283	311
Motor vehicles	172	172
Testing equipment	28	28
	1,223	1,251

Less: Accumulated depreciation	(1,072)	(1,092)
	151	159

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Depreciation charge	12	14	15

* Far East earns rental income from a property in Beijing, PRC for which it does not hold the title. Far East is investigating various ways in which to obtain the title but has not formulated a specific plan as of the date of issuance of these consolidated financial statements. The net book value of the property at December 31, 2025 is approximately US$71,000 (2024: US$76,000).

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Note 9: Investments in affiliates

Investments in affiliates are accounted for using the equity method of accounting.

	December 31,
	2025	2024

Zhejiang Tianlan Environmental Protection Technology Co. Ltd.
Interest held	19.42%	19.42%

	US$’000	US$’000

Long-term investment, at cost, less impairment	5,540	5,540
Share of undistributed profits	4,420	4,407
	9,960	9,947

Far East is holding 19.42% (2024: 19.42%) equity interests in Blue Sky, a company incorporated in the PRC, with total cost of investment of US$5,540,000. Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

Blue Sky has listed its shares on the New Third Board in the PRC since November 17, 2015.

The Group’s interest in Blue Sky has been counted for as an affiliate using the equity method as the Group has representation on both the Board and Executive Committee of Blue Sky, and the ability to participate in the decision-making process and exercise significant influence.

A summary of the financial information of the affiliate, Blue Sky, is set forth below:

	December 31,
	2025	2024
Balance Sheet:	US$’000	US$’000

Current assets	58,380	50,487

Non-current assets	9,840	10,569
Total assets	68,220	61,056

Total liabilities	(31,774)	(25,204)
Total shareholders’ equity	36,446	35,852

	Year ended December 31,
	2025	2024
Operating results:	US$’000	US$’000

Net sales	41,208	48,365

Operating income	(643)	1,926

Net income	1,282	2,008

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Note 10 : Goodwill

Reporting units - The Group’s reporting units consist of its trading and manufacturing and engineering segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual impairment assessment - For our 2025 and 2024 annual impairment test we performed a qualitative assessment, using information as of December 31, 2025 and 2024, respectively. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2025, 2024 and 2023. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2025 and 2024, we had goodwill for our engineering segment with a carrying amount of US$1,071,000 and US$1,071,000, respectively.

Note 11 : Other payables and accrued expenses

Other payables and accrued expenses mainly represent deposits received from customers and accruals for operating expenses.

	December 31,
	2025	2024
	US$’000	US$’000

Dividend payables	79	76
Deposits received from customers	7	5
Rental deposit received	2	-
Accruals for operating expenses	834	803
Other tax payables	204	166
	1,126	1,050

Note 12: Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to 34 months.

Based on present value of future minimum rental payments of the lease as if the adoption date, using an effective interest rate of 4%, which is determined using a local bank incremental borrowing rate.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The components of lease expense are as follows:

	Years ended December 31,
	2025	2024
	US$’000	US$’000

Operating lease cost	158	187
Short-term lease cost	87	8
Total lease cost	245	195

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2025	2024
	US$’000	US$’000

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	150	173
Right-of-use assets obtained in exchange for lease obligations (noncash):
Operating leases	-	-

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2025	2024
	US$’000	US$’000

Operating leases
Operating lease right-of-use assets	343	101
Current portion of long-term operating lease obligations	169	83
Long-term operating lease obligations, net of current maturities	160	9
	329	92

Weighted average remaining lease term
Operating leases	21 months	3 months

Weighted average discount rate
Operating leases	4%	5%

Maturities of lease liabilities are as follows:

Operating leases
US$’000

Year ending December 31,
2026	179
2027	110
2028	55
Total lease payments	344
Less: imputed interest	(15)
Total	329

 The amortization expenses were US$150,000 and US$164,000 for the years ended December 31, 2025, and 2024, respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Number of outstanding shares at year end of:

	2025	2024

Shares issued	7,902,332	7,899,832
Less: shares under treasury stock	(455,320)	(183,533)
	7,447,012	7,716,299

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

The Company approved a stock repurchase plan in February 2025 to repurchase up to 350,000 ordinary shares, for an aggregate purchase price of not more than US$500,000, of the Company’s ordinary share could be purchased in the open market from time to time as market and business conditions warrant.  The Company repurchased a total of 271,787shares of ordinary share during 2025 for considerations of approximately US$319,000.

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

Under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer certain of its net assets in the form of dividend payments, loans or advances.  The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$2,150,000 as at December 31, 2025 (2024: US$2,150,000 and 2023: US$2,500,000).

(ii)	Statutory staff welfare fund

Pursuant to applicable PRC laws and regulations, the PRC subsidiaries are required to allocate a certain amount of its net income to the statutory staff welfare fund determined by it. The statutory staff welfare fund can only be used to provide staff welfare facilities and other collective benefits to its employees. This fund is non-distributable other than upon liquidation of the PRC subsidiaries. The balances as at December 31, 2025 and 2024 include in statutory reserves were US$8,000 and US$9,000 respectively.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(iii)	Enterprise expansion fund

The enterprise expansion fund shall only be used to make up losses, expand the PRC subsidiaries’ production operations, or increase the capital of the subsidiaries. The enterprise expansion fund can be utilised upon approval by relevant authorities, to convert into registered capital and issue bonus capital to existing investors, provided that such fund be maintained at a minimum of 25% of its registered capital. The balances as at December 31, 2025 and 2024 include in statutory reserves were US$408,000.

Note 16 : Other income, net

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Exchange gain / (loss), net	7	-	(66)
Rental income	7	37	46
	14	37	(20)

Note 17 : Income taxes

No income tax arose in the United States of America by the Group for the years ended December 31, 2025, 2024 and 2023.

The Company and Pact Asia Pacific Limited are exempt from taxation in the British Virgin Islands (“BVI”).

Far East provided for Hong Kong profits tax at a rate of 8.25% on assessable profits up to US$256,000; and 16.5% on any part of assessable profits over US$256,000 in year 2025 and 2024 (2023: 16.5%) on the basis of their income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for profits tax purposes.

Euro Tech Trading (Shanghai) Limited (“ETTS”), a subsidiary of Far East, provides for PRC Enterprise Income Tax (“EIT”) at a rate of 25% (2024 and 2023: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2025, ETTS had an assessable loss carried forward of US$10,000 as agreed by the local tax authority to offset its profit for the forth coming years (2024: US$19,000 and 2023: US$51,000). Such loss will expire in 5 years.

Yixing Pact Environmental Technology Co. Ltd. (“Yixing”), a subsidiary of Far East, provides for PRC Enterprise Income Tax at a rate of 25% (2024 and 2023: 25%), after offsetting losses brought forward, if any, on the basis of its income for financial reporting purposes, adjusting for income and expense items which are not assessable or deductible for PRC Enterprise Income Tax purposes. As of December 31, 2025, Yixing had an assessable loss carried forward of US$662,000 as agreed by the local tax authority to offset its profit for the forth coming years (2024: US$1,235,000 and 2023: US$1,330,000). Such loss will expire in 5 years.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Under the New Enterprise Income Tax Law and the implementation rules, profits of the PRC subsidiaries earned on or after January 1, 2008 and distributed by the PRC subsidiaries to foreign holding company are subject to a withholding tax at a rate of 10% unless reduced by tax treaty. Aggregate undistributed earnings of Far East’s subsidiaries located in the PRC that are available for distribution to Far East of approximately US$0.6 million at December 31, 2025 (2024: US$0.6 million and 2023: US$0.6 million) are intended to be reinvested, and accordingly, no deferred taxation has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Far East. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Company and its subsidiaries are based in Hong Kong and PRC and file Hong Kong profits tax return and PRC EIT return, respectively. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Current taxes (expense )
Hong Kong profits tax and the PRC EIT	-	(33)	(45)
Income tax expense	-	(33)	(45)

Deferred tax (expenses)
Hong Kong and the PRC	(27)	(39)	-
Total deferred tax (expenses)	(27)	(39)	-

Total (expense)	(27)	(72)	(45)

The items comprising the difference between income taxes computed at the Hong Kong profits tax and PRC EIT statutory tax rates in effect for 2025, 2024 and 2023 and our effective tax rates were as follows:

	Year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Income before income taxes	194	519	1,695
Computed tax using respective companies’ statutory tax rates	(37)	(100)	78
Change in valuation allowances	(1)	62	(79)
Non-taxable income	72	-	-
Non-deductible expenses	(42)	(34)	(44)
Tax effect on tax losses not recognized	16	-	-
Tax effect on temporary difference	(35)	-	-
Income tax (expense) at effective tax rate	(27)	(72)	(45)

The components of deferred tax assets / (liabilities) are as follows:

	December 31,
	2025	2024
	US$’000	US$’000

Tax losses	36	313

Less: Valuation allowances	-	(251)
Net deferred tax assets	36	62

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Note 18 : Net income per ordinary share

The calculation of the basic and diluted net income per ordinary share is based on the following data:

	December 31,
	2025	2024	2023
	Number of shares

Weighted average number of ordinary shares for the purposes of basic and diluted net income per share	7,603,354	7,716,993	7,726,118

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

During the year ended December 31, 2024 and 2025, the Company did not grant any options to its officers, directors and employees.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Changes in outstanding options under various plans mentioned above were as follows:

	Year ended December 31,
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		US$		US$

Outstanding, beginning of year	206,250	1.52	206,250	1.52	206,250	1.52
Exercised	(2,500)	1.04	-	-	-	-
Cancelled	-	-	-	-	-	-
Bonus shares adjustment	-	-	-	-		-
Outstanding, end of year	203,750	1.53	206,250	1.52	206,250	1.52

Exercisable, end of year	203,750	1.53	86,250	1.52	86,250	1.04

As of December 31, 2025 and 2024, there was no unrecognized stock-based compensation expense related to unvested stock options. The compensation expense for the year is Nil (2024: US$12,000 and 2023: US$47,000).

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

During the years ended December 31, 2025, 2024 and 2023, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately US$186,000, US$191,000 and US$192,000, respectively.

 EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The Group has no significant concentration of credit risk, cash in banks in Hong Kong and PRC is insured with limit of approximately US$102,000 and US$71,000, respectively per bank per each depositor. Uninsured cash in banks and restricted cash balances in Hong Kong and PRC are of approximately US$5,174,000 (2024: US$5,251,000). Cash transactions are limited to high credit quality banks.

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

Note 22 : Risk and uncertainty

(i) Property title in the PRC

The Group, through its subsidiary, Far East received total rental income of US$7,000 in 2025 on a property in Beijing, China pursuant to relevant lease agreement from 2025 to 2027.The latest lease agreement has been terminated in December 2025.  The Group made payment for the purchase of such property, but has not successfully obtained Certificate of Real Estate Ownership or title of such property from the PRC authority. The property’s book value as at December 31, 2025 was approximately US$71,000. Far East has made an effort to request the developer of the property to assist with obtaining the title, but those efforts have failed. Far East is still investigating various ways to obtain the title but has not formulated a specific plan as of the date of this Annual Report.

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

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Note 23 : Related party transactions

Other than compensation to directors and stock options available to the directors, there were no transactions with other related parties in the years 2025, 2024 and 2023.

 Note 24 : Commitments and contingencies

(i) Banking facilities

As at December 31, 2025 and 2024, the Group had various banking facilities available for overdraft and import and export credits from which the Group can draw up to approximately US$897,000 and US$897,000 respectively, of which approximately US$72,000 and US$183,000 were utilised for issuance of bank guarantees as security for the performance of various contracts with customers and import loans. The various banking facilities are secured by a bank deposit of approximately US$897,000 and various blanket counter indemnities and counter indemnities. The Group undertakes to maintain its tangible net worth not at any time less than approximately US$3,846,000 and was in compliance with the covenant. The weighted average interest rate for import loans as at December 31, 2025 was nil (2024: 7.12% per annum). For the years ended December 31, 2025 and 2024, the average dollar amount of the bank borrowings was nil and US$154,000, respectively and average interest rates were nil and 7.12% per annum respectively for the years ended December 31, 2025 and 2024.

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

The resultant strike price of the options was valued at $0 per share and the fair value of the options was valued at $0 as at 31 December 2025.

EURO TECH HOLDINGS COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

The following is a roll-forward of the redeemable non-controlling interest:

Fair value of put options
US$

Balance, December 31, 2024	0
Net income (loss)	0
Foreign currency translation	0
Balance, December 31, 2025	0

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

(v) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2025 and 2024.

(vi) Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2025 and 2024, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 25: Subsequent event

On March 3, 2026, the Company approved a share repurchase program to repurchase up to 250,000 ordinary shares, for an aggregate purchase price of not more than US$350,000 over a period of one year.

In accordance with ASC 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company evaluated all events and transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Zhejiang Tianlan Environmental Protection Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhejiang Tianlan Environmental Protection Technology Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Kuala Lumpur, Malaysia

April 30, 2026

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
	RMB’000	RMB’000
Assets
Current assets:
Cash	76,232	73,731
Accounts receivable, net	118,813	135,056
Prepayments and other current assets	33,831	30,788
Contract assets, net	75,638	66,644
Inventories	4,298	4,708
Short-term investments	99,061	53,292

Total current assets	407,873	364,219

Property, plant and equipment, net	53,067	57,738
Intangible assets, net	1,299	1,528
Land use right, net	4,402	4,550
Operating lease right-of-use Assets	-	2,389
Deferred tax assets	8,775	8,848
Long-term investments	1,200	1,200

Total non-current assets	68,743	76,253

Total assets	476,616	440,472

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	15,011	6,006
Accounts payable	125,684	106,785
Other payables and accrued expenses	22,096	22,371
Contract liabilities	44,474	35,367
Operating lease liabilities, current	-	563
Other taxes payable	4,520	4,994

Total current liabilities	211,785	176,086

Accounts payable	915	-
Deferred government grant	9,290	4,202
Operating lease liabilities, non-current	-	1,542

Total non-current liabilities	10,205	5,744

Total liabilities	221,990	181,830

Commitments and contingencies (Note 21)

Shareholders’ equity:
Share capital 82,572,000 no par value shares authorized, issued and outstanding, as of December 31, 2025 and 2024, respectively	82,572	82,572
Capital reserve	35,761	35,761
PRC statutory reserve	28,405	27,097
Retained earnings	103,886	106,049

Total shareholders’ equity attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited	250,624	251,479
Non-controlling interests	4,002	7,163

Total shareholders’ equity	254,626	258,642

Total liabilities and shareholders’ equity	476,616	440,472

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Revenues	295,615	348,465	325,176

Cost of revenues	(238,092)	(270,659)	(215,400)

Gross profit	57,523	77,806	109,766

Selling and administrative expenses	(62,137)	(63,932)	(56,880)

Operating income	(4,614)	13,874	52,896

Interest income	3,918	813	1,217
Interest expense	(423)	(252)	(253)
Other income	11,201	396	32,746
Other losses	-	-	-

Net income before income tax	10,082	14,831	86,606

Income tax expense	(887)	(365)	(16,069)

Net income	9,195	14,466	70,537
Net loss attributable to non-controlling interests	3,160	302	(366)
Net income attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	12,355	14,768	70,171

Net income per ordinary share attributable to Zhejiang Tianlan Environmental Protection Technology Company Limited’s shareholders	RMB 0.11	RMB 0.18	RMB 0.85

Weighted average ordinary shares outstanding	82,572,000	82,572,000	82,572,000

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	9,195	14,466	70,537
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	229	235	246
Amortization of land use right	148	149	180
Depreciation	6,046	6,175	5,964
Amortization of right-of-use Assets	703	141	-
Gain on disposal of property, plant and equipment	(29)	-	-
Impairment loss on contract assets	(1,439)	723	(2,158)
Impairment loss on accounts receivable	4,140	-	-
Impairment loss on short-term investments	248	-	-
Fair value gain on short term investment	(1,699)	248
Property, plant and equipment written off	-	-	(36,241)
Reversal of allowance for doubtful accounts	-	-	(677)
Change in non-current assets and liabilities:
Deferred government grant	5,088	(2,789)	386
Deferred tax assets	73	(2,909)	8,727
Operating lease right-of-use Assets	1,686	(2,389)	-
Operating lease liabilities, non-current	(1,542)	(1,542)	-
(Increase)/decrease in current assets:
Accounts receivable, net	12,103	(6,821)	7,538
Prepayments and other current assets	(3,043)	(7,047)	(2,590)
Contract assets, net	(7,555)	6,236	4,112
Inventories	410	(239)	(70)
Short-term investments	-	(53,292)	14,805
Increase/(decrease) in current liabilities:
Accounts payable	19,814	426	(21,502
Other payables and accrued expenses	(275)	1,349	(64,781)
Contract liabilities	9,107	8,085	8,949
Other taxes payable	(474)	(875)	(4,074)
Operating lease liabilities, current	(563)	(563)	-

Net cash provided by / (used in) operating activities	52,371	(40,233)	(10,649)

Cash flows from investing activities:
(Capital injection)/proceed from investment	-	(8,318)	-
Proceeds from sale of property, plant and equipment	45	-	39,374
Purchase of intangible assets	-	-	(200)
Purchase of property, plant and equipment	(1,391)	(408)	(1,708)
Proceeds from sale of property, plant and equipment	217,282	-	-
Purchase of short-term investments	(261,600)	-	-

Net cash (used in) / provided by investing activities	(45,664)	(8,726)	37,466

Cash flows from financing activities:
Repayments of bank borrowings	(6,188)	(6,500)	(5,500)
Proceeds from bank borrowings	15,193	6,000	6,500
Dividend paid to shareholders and interest paid	(13,211)	(12,798)	(13,211)

Net cash used in financing activities	(4,206)	(13,298)	(12,211)

Net increase / (decrease) in cash and cash equivalents	2,501	(62,257)	14,606

Cash and cash equivalents at beginning of year	73,731	135,988	121,382

Cash and cash equivalents at end of year	76,232	73,731	135,988

	RMB’000	RMB’000	RMB’000
Supplemental disclosure of consolidated cash flow information:

Cash paid during the year for income tax	-	-	-
Cash paid during the year for interest	260	252	253
Finance leases (disclosed in accompanying Note 3)	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED’S SHAREHOLDERS
	Share capital	Capital reserve	PRC statutory reserve	Retained earnings	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2022	82,572	35,761	18,024	56,193	6,436	198,986

Net income	-	-	-	70,171	366	70,537
Dividend paid	-	-	-	(13,211)	(618)	(13,829)
Appropriation of reserves	-	-	7,387	(7,387)	301	301
Balance at December 31, 2023	82,572	35,761	25,411	105,766	6,485	255,995

Net income/(loss)	-	-	-	14,767	(302)	14,465
Dividend paid	-	-	-	(12,798)	-	(12,798)
Appropriation of reserves	-	-	1,686	(1,686)	980	980
Balance at December 31, 2024	82,572	35,761	27,097	106,049	7,163	258,642

Net income/(loss)	-	-	-	12,355	(3,160)	9,195
Dividend paid	-	-	-	(13,211)	-	(13,211)
Appropriation of reserves	-	-	1,308	(1,307)	(1)	-
Balance at December 31, 2025	82,572	35,761	28,405	103,886	4,002	254,626

The accompanying notes form an integral part of these consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

The Group’s principal subsidiaries at December 31, 2025 and 2024 are set out below.

Name of entity	Ownership interest held by the Group		Place of incorporation and principal place of operation	Principal activities
	2025	2024

Zhejiang Tianlan Environmental Protection Engineering Company Limited	100%*	100%*	PRC	Design, general contract, installation and operating management of environmental protection projects

Hangzhou Tianlan Environmental Protection Equipment Company Limited	51%	51%	PRC	Manufacturing and installation services of environmental protection equipment
Hangzhou Tianlan Pure Environmental Protection Technology Company Limited	38.25%	38.25%	PRC	Manufacturing of environmental protection equipment
Hangzhou Tiancan Environmental Technology Company Limited	80%	80%	PRC	Manufacturing of environmental protection equipment
Hangzhou Zhongyi Ecological and Environmental Consulting Company Limited	40.1%**	40.1%**	PRC	Consultation services of environmental protection projects
Xuancheng Lanjing Environmental Protection Equipment Co., Ltd	19.51%	-	PRC	Manufacturing and installation services of environmental protection equipment

* This company was acquired in August 2020.

** This company was acquired in April 2023.

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

Research and development costs (“R&D” costs) are expensed as incurred. The R&D costs amounted to approximately RMB22,049,000, RMB27,371,000 and RMB20,452,000 for the years ended December 31, 2025, 2024 and 2023 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the periods ended December 31, 2025, 2024 and 2023 respectively which would have a material impact on the Group’s consolidated financial statements.

The Group files tax returns in the PRC. The tax returns for 2025, 2024 and 2023 are subject to examination by the PRC taxing authorities, commencing with the first year filed.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

2.	Summary of significant accounting policies (Cont’d)

(g)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. There were no cash equivalents as of December 31, 2025 and 2024.

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

Long-lived assets such as property, plant and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The impairment of long-lived assets amounted to approximately RMB Nil, RMB Nil and RMB Nil for the years ended December 31, 2025, 2024 and 2023 respectively and were included in “Selling and administrative expenses” in the Group’s consolidated statements of operations.

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

At December 31, 2025, there were 82,572,000 shares (2024: 82,572,000 shares) issued.

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

The Group is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Group’s top five customers accounted for approximately 41%, 42%, and 38% of consolidated revenues for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, one customer accounted for 16%, 16% and 22% of annual revenues, respectively.

The Group grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, general contractors, owners and managers of industrial properties.

Consequently, the Group is subject to potential credit risk related to changes in business and economic factors. At December 31, 2025 and 2024, one (2024: Nil) of the Group’s customers individually exceeded 10.0% of accounts receivable. The Group believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

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

As of December 31, 2025 and 2024, the Group determined that the carrying values of cash, and cash equivalents, accounts receivable, net, prepayments and other current assets, contract assets, bank borrowings, accounts payable, other payables and accrued expenses and contract liabilities approximate their fair values because of the short-term nature of these instruments.

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The new standard requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Group’s accounts receivable, contract assets and non-current assets. It replaces the existing incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. The standard requires a cumulative effect adjustment to the consolidated balance sheet as of the beginning of the first reporting period in which the guidance is effective. ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The standard is effective for the Group from January 1, 2024. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

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

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805)”. ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2023. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”. This ASU defers the sunset date of Topic 848, which provides relief to entities affected by reference rate reform. The ASU defers the sunset date of Topic 848 from December 31, 2023, to December 31, 2025. The standard is effective immediately and the Group adopted the standard in December 2023 with no financial impact. The Group is currently assessing the impact ASU 2020-04, for which this ASU 2023-06 relates, will have on its consolidated financial statements.

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

3.	Lease obligations

The Group has operating leases primarily for office space. The latest lease agreement relating to such property has terminated in October 2025.

The components of lease expense are as follows:

	Years ended December 31,
	2025	2024
	RMB’000	RMB’000

Operating lease cost:
Amortization of right-of-use assets	703	141
Interest on lease liabilities included under cost of revenue and selling and administrative expenses	70	16
Total operating lease cost	773	157

Supplemental consolidated cash flow information related to leases is as follows:

	Years ended December 31,
	2025	2024
	RMB’000	RMB’000

Cash paid for amounts included in the measurement of lease liabilities:

Finance cash flows from operating leases	600	440
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	-	-

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

3.	Lease obligations (Cont’d)

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,
	2025	2024
	RMB’000	RMB’000

Operating leases
Right-of-use assets, at cost	2,529	2,529
Accumulated amortization	(843)	(140)
Written off	(1,686)

Right-of-use assets, net	-	2,389

Current portion of operating lease	-	563
Non-current portion of operating lease	-	1,542
Total operating lease liabilities	-	2,105

Weighted average remaining lease term
operating leases	-	33 months

Weighted average discount rate
Operating leases	-	3.6%

4.	Accounts receivable, net

Accounts receivable, net consisted of the following at December 31:

	2025	2024
	RMB’000	RMB’000
Contract receivables	158,905	171,008
Less: allowance for doubtful accounts	(40,092)	(35,952)

	118,813	135,056

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

	2025	2024
	RMB’000	RMB’000

Balance at beginning of year	35,952	29,644
Add: provision for allowances	6,965	6,308
Less: reversal of provision for doubtful accounts	(2,465)	-
Less: write-off of doubtful accounts	(360)	-

Balance at end of year	40,092	35,952

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

4.	Accounts receivable, net (Cont’d)

The following is an aging analysis of accounts receivable, net at December 31:

	2025	2024
	RMB’000	RMB’000

Within 1 year	88,639	100,254
1 year - 2 years	22,329	30,292
2 years - 3 years	12,659	10,701
3 years - 4 years	3,547	3,515
4 years - 5 years	5,118	456
Over 5 years	26,613	25,790
Less: allowance for doubtful accounts	(40,092)	(35,952)

	118,813	135,056

At December 31, 2025, the accounts receivable, net pledged as security for the Company’s bank loans and third party loans amounted to RMB Nil (2024: RMB Nil).

5.	Prepayments and other current assets

Prepayments and other current assets mainly represent deposits paid for bidding projects, purchases, services and finance leases and prepaid expenses.

	December 31,
	2025	2024
	RMB’000	RMB’000

Prepayments	26,084	21,462
Deposits paid for bidding projects and temporary payments	6,472	7,610
Other current assets	1,275	1,716

	33,831	30,788

6.	Contract assets, net and liabilities

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

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2025	2024
	RMB’000	RMB’000

Unbilled revenue	75,638	66,644

The Group’s consolidated balance sheets present contract liabilities which contain deferred revenue (previously identified as billings in excess of costs and estimated earnings on uncompleted contracts).

Contract liabilities consisted of the following at December 31:

	2025	2024
	RMB’000	RMB’000

Deferred revenue	44,474	35,367

The following table provides information about contract assets, net and contract liabilities from contracts with customers at December 31:

	2025	2024
	RMB’000	RMB’000

Contract assets	75,638	66,644
Contract liabilities	(44,474)	(35,367)

Net contract assets	31,164	31,277

The difference between the opening and closing balances of the Group’s contract assets, net and contract liabilities primarily results from the timing of the Group’s billings in relation to its performance of work.

The net asset position for contracts in process consisted of the following at December 31:

	2025	2024
	RMB’000	RMB’000

Costs and estimated earnings on uncompleted contracts	69,418	48,274
Less: billings to date	(38,254)	(16,997)

	31,164	31,277

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

6.	Contract assets, net and liabilities (Cont’d)

Contract assets, net consisted of the following at December 31:

	2025	2024
	RMB’000	RMB’000

Gross contract assets	85,212	77,657
Less: allowance for doubtful accounts	(9,574)	(11,013)

	75,638	66,644

7.	Inventories

	December 31,
	2025	2024
	RMB’000	RMB’000

Raw materials	369	676
Finished goods	3,929	4,032
	4,298	4,708

8.	Short-term and long-term investments

The Group’s short-term investments consist of wealth management products and long-term investments consist of minority ownership interests in RMB99,062,000 (2024:53,292,000) limited liability company, generally from private equity arrangements. These investments are carried under the equity method of accounting, with changes in the carrying value reported as realized gains or losses in the consolidated financial statements.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.	Property, plant and equipment

	December 31,
	2025	2024
	RMB’000	RMB’000

Building and leasehold improvements	112,792	112,792
Furniture, fixtures and office equipment	4,809	4,272
Motor vehicles	4,422	4,503
Plant and machineries	11,474	10,852

Total	133,497	132,419

Less: Accumulated depreciation and amortization	(80,430)	(74,681)

Total	(80,430)	(74,681)

Net	53,067	57,738

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Depreciation charge	6,046	6,175	5,964

At December 31, 2025, the net book value of property, plant and equipment pledged as security for the Company’s bank loans and third party loans amounted to approximately RMB528,000 (2024: RMB777,000).

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

10.	Intangible assets, net

	December 31,
	2025	2024
	RMB’000	RMB’000

Amortizable intangible assets

Gross carrying amount
Patents	4,150	4,150
Others	165	165

	4,315	4,315

Less: Accumulated amortization	(3,016)	(2,787)

Net carrying amount	1,299	1,528

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Amortization expense	229	235	246

 At December 31, 2025, the intangible assets pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB113,000.

At December 31, 2025, estimated future intangible assets amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2026	229
2027	229
2028	229
2029	229
2030	229
Thereafter	154

Total	1,299

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.	Land use right, net

	December 31,
	2025	2024
	RMB’000	RMB’000
Gross carrying amount

Land use right	7,361	7,361
Less: Accumulated amortization	(2,959)	(2,811)

Net carrying amount	4,402	4,550

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Amortization expense	148	149	180

At December 31, 2025, the land use right pledged as security for the Company’s bank loans and third party’s loans amounted to approximately RMB 1,280,000 (2024: RMB 1,326,000).

As December 31, 2025, estimated future land use right amortization expense for each of the next five years and thereafter was as follows:

Future amortization expense
RMB’000

2026	148
2027	148
2028	148
2029	148
2030	148
Thereafter	3,662

Total	4,402

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

12.	Bank borrowings

	December 31,
	2025	2024
	RMB’000	RMB’000

Bank loans borrowed by the Company (note i)	10,007	1,001
Bank loans borrowed by subsidiaries of the Company (note ii)	5,004	5,005

	15,011	6,006

(i)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by the Company as of December 31, 2025 bears interest at fixed rates of 2.4% (2024: 3.85%) per annum. Interest paid during the year ended December 31, 2025 was approximately RMB50,000 (2024: RMB54,000 and 2023: RMB32,000).

(ii)

The bank loans are denominated in Renminbi and are repayable within 1 year. The bank loans borrowed by subsidiaries of the Company as of December 31, 2025, bears interest at a fixed rate of 2.85% (2024: a fixed rate of 4.85%) per annum and are secured by the subsidiary’s office premises and leasehold improvements and land use right. Interest paid during the year ended December 31, 2025 was approximately RMB149,000 (2024: RMB184,000 and 2023: RMB221,000).

13.	Other payables and accrued expenses

	December 31,
	2025	2024
	RMB’000	RMB’000

Accrued expenses	12,060	11,089
Output VAT	4,560	6,587
Deposits received and temporary receipts	5,476	4,695

	22,096	22,371

14.	Other taxes payable

Other taxes payable mainly comprise Valued-Added Tax (“VAT”). The Group is subject to output VAT levied at the rate of 3% to 13% (2024: 3% to 13%) of the revenue from sales of equipment.  The input VAT paid on purchases of materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable or recoverable.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

15.	Capital reserve

Capital reserve represents capital contributions from shareholders in excess of the paid-in capital amount and capitalization of gain on disposal of subsidiaries to the shareholders in previous years.

16.	Other income and other losses

Other income

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Impairment gain on contract assets	1,439	(722)	2,158
Investment income	1,488	(8,504)	2,863
Fait value gain on short term investment	1,451	248	-
Compensation income	1,855	193	7,796
Amounts waived by payees	-	676	-
Reversal of allowance for doubtful accounts	(4,699)	(6,225)	10,841
Subsidy income from PRC government	8,724	14,730	9,088
Gain on disposal of property, plant and equipment	943	-	-

	11,201	396	32,746

17.	Income tax (credit) / expense

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

During the years ended December 31, 2025 and 2024, the PRC tax laws and regulations have launched a tax reduction scheme for small enterprises, Hangzhou Tianlan Pure Environmental Protection Technology Company Limited, Hangzhou Tiancan Environmental Technology Company Limited, Hangzhou Zhongyi Ecological Environment Consulting Co., Limited, Zhejiang Tianlan Environmental Protection Engineering Company Limited, and Xuancheng Lanjing Environmental Protection Equipment Co., Limited are entitled to enjoy this tax benefit. As such, they are subjects to Enterprise Income Tax rate of 20% only.

The Company and its subsidiaries are based in the PRC and file an EIT return. The components of the provision for income tax expense/(credit) were as follows:

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Current tax expense / (credit)
PRC EIT	813	3,275	7,340

Income tax expense / (credit)	813	3,275	7,340

Deferred tax expense / (credit)	74	(2,910)	8,729

Total deferred tax expense / (credit)	74	(2,910)	8,729

Total expense / (credit)	887	365	16,069

The items comprising the difference between income tax computed at the EIT statutory rates in effect for 2025, 2024 and 2023 and our effective tax rates were as follows:

	Year ended December 31,
	2025	2024	2023
	RMB’000	RMB’000	RMB’000

Income before income tax	10,082	14,831	86,606
Computed tax using respective companies’ statutory tax rates	1,737	2,152	12,991
(Over)-provision for income tax in prior years	754	(5)	(591)
Temporary differences	376	1,090	2,931
Tax effect of expenses not deductible for tax purposes	621	699	4,472
Tax effect of special deduction for research and development costs	(3,371)	(4,081)	(3,734)
Others	770	510	-
Income taxes expense /(credit) at effective tax rate	887	365	(16,069)

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

17.	Income tax (credit) / expense (Cont’d)

The components of deferred tax assets are as follows:

	December 31,
	2025	2024
	RMB’000	RMB’000

Allowance for doubtful accounts	5,755	5,058
Deferred government grant	1,393	631
Impairment losses on assets	1,557	1,771
Change in fair value	(254)	(37)
Accrued liabilities	137	-
Unused tax loss	187	-
Investment loss	-	1,425

Total deferred tax assets	8,775	8,848

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

18.	Pension plan

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

During the years ended December 31, 2025, 2024 and 2023, the aggregate contributions of the Group to the aforementioned pension plans and retirement benefit schemes were approximately RMB3,229,000, RMB3,710,000 and RMB2,766,000 respectively.

19.	Risk factors

Financial risk factors

The Group’s activities expose it mainly to credit risk.

Credit risk

The Group has no significant concentration of credit risk, cash in banks in PRC is insured with limit of approximately RMB500,000, per bank per each depositor. Uninsured cash in banks and restricted cash balances in PRC are of approximately RMB68,820,000 (2024: RMB67,750,000). Cash transactions are limited to high credit quality banks.

ZHEJIANG TIANLAN ENVIRONMENTAL PROTECTION TECHNOLOGY COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

20.	Related party transaction

There was no engineering service income from an investment in 2025 (2024: Nil) and there was remuneration to key management personnel of approximately RMB2,634,000 (2024: RMB 2,037,000).

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

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the consolidated financial statements of the Group. There are no significant unresolved legal issues as of December 31, 2025 and 2024.

(v)	Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of December 31, 2025 and 2024, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

22	Subsequent event

The Company evaluated all events and transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements. Other than the event disclosed above, there was no other subsequent events occurred that would require recognition or disclosure in the Company’s audited consolidated financial statements.

